Form 20-F
period 2008-09-30
AMG OIL LTD
filed 2008-12-22
CIK 1109504

UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
WASHINGTON, D.C. 20549

FORM 20-F

[     ]     REGISTRATION STATEMENT PURSUANT TO SECTION 12(b) or 12(g) OF THE SECURITIES EXCHANGE ACT OF 1934

OR

[ x ]     ANNUAL REPORT PURSUANT TO SECTION 13 OR 15(d) OF THE SECURITIES EXCHANGE ACT OF 1934

For the fiscal year ended September 30, 2008

OR

[     ]     TRANSITION REPORT PURSUANT TO SECTION 13 OR 15(d) OF THE SECURITIES EXCHANGE ACT OF 1934

For the transition period from _______________ to _______________

OR

[     ]     SHELL COMPANY REPORT PURSUANT TO SECTION 13 OR 15(d) OF THE SECURITIES EXCHANGE ACT OF 1934

Date of event requiring this shell company report _______________

Commission file number 0-27668

AMG OIL LTD.
(Exact name of Registrant specified in its charter)

CANADA
(Jurisdiction of incorporation or organization)

Suite 2901, 1050 Burrard Street, Vancouver, British Columbia, Canada, V6Z 2S3
(Address of principal executive offices)

Securities registered or to be registered pursuant to Section 12(b) of the Act.

Title of each class	Name of each exchange on which registered
None	Not applicable

Securities registered or to be registered pursuant to Section 12(g) of the Act

Common Shares without Par Value
(Title of Class)

Securities for which there is a reporting obligation pursuant to Section 15(d) of the Act. None

Number of outstanding common shares of AMG Oil’s capital stock as on September 30, 2008.

23,200,000 Common Shares Without Par Value

Indicate by check mark if the Registrant is a well-known seasoned issuer as defined in Rule 405 of the Securities Act.
Yes [     ]     No [ x ]

If this report is an annual or transition report, indicate by check mark if the Registrant is not required to file reports pursuant to Section 13 or 15(d) of the Securities Exchange Act of 1934.
Yes [     ]     No [ x ]

Indicate by check mark whether Registrant (1) has filed all reports required to be filed by Section 13 or 15(d) of the Securities Exchange Act of 1934 during the preceding 12 months (or for such shorter period that Registrant was required to file such reports), and (2) has been subject to such filing requirements for the past 90 days.
Yes [ x ]     No [     ]

Indicate by check mark whether the Registrant is a large accelerated filer, an accelerated filer or non-accelerated filer. See definition of “accelerated filer” and “large accelerated filer” in Rule 12b-2 of the Exchange Act.
[     ]     Large Accelerated Filer           [     ]     Accelerated Filer           [ x ]     Non Accelerated Filer

Indicate by check mark which basis of accounting the registrant has used to prepare the financial statements included in this filing:

U.S. GAAP [ x ]	International Financial Reporting Standards as issued	Other
by the International Accounting Standards Board

If “Other” has been checked in response to the previous question, indicate by check mark which financial statement item the registrant has elected to follow.
Item 17 [     ]     Item 18 [ x ]

If this is an annual report, indicate by check mark whether the Registrant is a shell company (as defined in Rule 12b 2 of the Exchange Act):
Yes [ x ]     No [     ]

ii

TABLE OF CONTENTS
AMG Oil Ltd.
Form 20-F

iii

FORWARD-LOOKING STATEMENTS

Certain statements in this Annual Report on Form 20-F (“Annual Report”) constitute forward-looking statements within the meaning of Section 27A of the Securities Act of 1933, as amended (the “Securities Act”), and Section 21E of the Securities Exchange Act of 1934, as amended (the “Exchange Act”). These forward-looking statements are not guarantees of our future operational or financial performance and are subject to risks and uncertainties. Words such as “may”, “will”, “should”, “expect”, “plan”, “intend”, “anticipate”, “believe”, “estimate”, “predict”, “potential” or “continue” and similar expressions may identify forward-looking statements. Readers are cautioned not to place undue reliance on these statements, which speak only as of the date of this Annual Report. These statements are subject to risks and uncertainties that could cause results to differ materially from those contemplated in such forward-looking statements.

Forward-looking statements include, but are not limited to, statements regarding:

  our ability to successfully acquire a business or assets and produce revenue;

  our future financial performance as estimated in our financial projections;

  our forecasts of market demand; and

  highly competitive market conditions.

In evaluating these statements, you should consider various factors, including the risks and uncertainties outlined below under the subheading “Risk Factors” in Item 3, and, from time to time, in other reports we file with the Securities and Exchange Commission (the “SEC”). We disclaim any obligation to publicly update these statements, or disclose any difference between our actual results and those reflected in these statements.

REFERENCES

In this Annual Report, references to “we”, “us”, “our”, “AMG Oil” and the “Company” mean AMG Oil Ltd. The financial statements included herein have been prepared under generally accepted accounting principles in the United States (“US GAAP”). All currency amounts in this Annual Report are stated in U.S. dollars unless otherwise indicated.

PART I

ITEM 1.	IDENTITY OF DIRECTORS, SENIOR MANAGEMENT AND ADVISERS

Not applicable.

ITEM 2.	OFFER STATISTICS AND EXPECTED TIMETABLE

Not applicable.

ITEM 3.	KEY INFORMATION

A.	Selected financial data

The selected historical financial information presented in the table below for each of the fiscal years ended September 30, 2008, 2007, 2006, 2005 and 2004 is derived from the audited financial statements of the Company. The audited financial statements of the Company for the fiscal years ended September 30, 2008, 2007 and 2006 are included in this filing. The audited financial statements of the Company for the fiscal years ended September 30, 2005 and 2004 are included in previous filings. The selected financial information presented below should be read in conjunction with the Company’s audited financial statements and the notes thereto, and with the information appearing under the headings, “Information on the Company” and “Operating and Financial Review and Prospects”.

Our audited financial statements have been prepared in accordance with US GAAP on a going concern basis, which contemplates the realization of assets and the liquidation of liabilities in the ordinary course of business. They do not include any adjustments to the recoverability and classification of recorded assets amounts and liabilities that might be necessary should the Company be unable to continue as a going concern. The Company has no revenue producing operations and has incurred recurring operating losses and an accumulated deficit of $3,169,899 at September 30, 2008. These factors, among others, raise substantial doubt about the Company’s ability to continue as a going concern. The future of the Company and the realization of its asset values will depend upon the Company’s ability to obtain adequate financing and continuing support from stockholders and creditors to attain profitable operations.

The Company is a shell company and has not had any operations since 2003. The Company’s shareholders approved the change of its jurisdiction of incorporation from the State of Nevada to the Canadian federal jurisdiction under the Canada Business Corporations Act (the “CBCA”) by way of continuation at a special meeting of shareholders held on November 25, 2008. The Company’s common shares remain registered under Section 12(g) of the Exchange Act as a result of the operation of Rule 12g-3 of the Exchange Act, which means that the Company meets the SEC’s definition of an “SEC Issuer”. As a result, the Company is permitted under Part 4 of Canadian National Instrument 52-107 – “Acceptable Accounting Principals, Auditing Standards and Reporting Currency” to continue to file its financial statements using US GAAP without a reconciliation to Canadian generally accepted accounting principles.

Under US GAAP (in US$)

	Year Ended September 30
	2008	2007	2006	2005	2004
	$	$	$	$	$
Balance Sheet Data
Cash and Cash
Equivalents	1,104,364	1,318,132	1,348,282	14,526	22,407
Working Capital	1,062,473	1,307,592	1,332,922	10,138	16,269
Total Assets	1,104,471	1,318,282	1,348,282	15,760	35,049
Total Liabilities	41,998	10,690	15,360	5,622	6,138
Total Stockholders
Equity	1,062,473	1,307,592	1,332,922	10,138	28,911
Operating Data
Revenues	Nil	Nil	Nil	Nil	Nil
Expenses	(322,720)	(90,640)	(68,046)	(19,133)	(64,468)
Other Items	40,061	65,310	31,873	360	379
Net Loss from
Continuing Operations	(282,659)	(25,330)	(36,173)	(18,773)	(64,089)
Net Loss from
Discontinued
Operations	-	-	-	-	-
Net Loss and
Comprehensive Loss	(282,659)	(25,330)	(36,173)	(18,773)	(64,089)
Net Loss per Share
- From Continuing
Operations	(0.01)	(0.00)	(0.00)	(0.00)	(0.00)
- From
Discontinued
Operations	(0.00)	(0.00)	(0.00)	(0.00)	(0.00)

The Company has not declared any dividends.

Exchange Rates

On September 30, 2008 the buying rate for Canadian dollars was US$1.00 for CDN$1.0642. At the close of business on December 15, 2008 the buying rate for Canadian dollars was US$1.00 for CDN$1.2352. Rates of exchange are obtained from the Bank of Canada and believed by the Company to approximate closely the rates certified for customs purposes by the Federal Reserve Bank of New York.

The following table sets out the buying rate for Canadian dollars for the six months preceding September 30, 2008:

						September
	April 2008	May 2008	June 2008	July 2008	August 2008	2008
Month End	1.0072	0.9930	1.0197	1.0240	1.0620	1.0642
Average	1.0131	1.0002	1.0157	1.0131	1.0547	1.0574
High (2)	1.0234	1.0193	1.0292	1.0240	1.0693	1.0765
Low (2)	1.0014	0.9841	0.9930	1.0014	1.0271	1.0328

The following table sets out the buying rate for Canadian dollars for the last five fiscal years:

	2008	2007	2006	2005	2004
Year End (1)	1.0642	0.9948	1.1177	1.1627	1.2616
Average	1.0094	1.1133	1.1425	1.2229	1.3251
High (2)	1.0765	1.1855	1.1937	1.2727	1.3957
Low (2)	0.9215	0.9914	1.0983	1.1627	1.2616

(1)	Year end is September 30.
(2)	The high and low buying rate figures are selected from daily high and low closing figures.

B.	Capitalization and Indebtedness

Not applicable.

C.	Reasons for the Offer and Use of Proceeds

Not applicable.

D.	Risk Factors

An investment in the Company’s common shares should only be made by persons who can afford to lose their entire investment and there can be no assurance that the Company’s common shares will increase in value. The purchase of the common shares involves a number of significant risk factors. In evaluating us and our business, investors should carefully consider the following risk factors in addition to the other information included in this Annual Report.

AMG Oil may be unable to continue as a going concern.

There is a substantial doubt as to our ability to continue as a going concern. We are a shell company. Our plan of operations is to acquire a business or assets to produce revenue in the oil and gas sector. As at September 30, 2008 our working capital was $1,062,473, which is sufficient for us to maintain our operations at this time. However, our ability to acquire a business or assets will depend upon our ability to obtain adequate financing through the sale of our common shares or debt. There is no guarantee that we would be able to obtain such financing, on favorable terms, or at all.

AMG Oil has no material assets or liabilities and has a history of losses and no revenues to date. Our future is dependent upon our ability to obtain financing and upon acquiring acceptable assets for exploration. We currently do not have any arrangements for financing and we can provide no assurance to investors that we will be able to obtain financing when required.

We have historically incurred losses and these losses are expected to continue in the future. We have never been profitable. At September 30, 2008 we had an accumulated deficit of $3,169,899. In order to become profitable, we will need to generate significant revenues through an acquisition of an oil and gas interest that leads to a commercial discovery of hydrocarbons to offset our cost of revenues and general and administrative expenses, of which there can be no assurance. We may not achieve or sustain our revenue or profit objectives and our losses may increase in the future.

Our operating results are difficult to predict and may fluctuate significantly from quarter to quarter due to a number of factors, many of which are outside our control.

These factors include, but are not limited to:

(a)	we currently do not own any interest in any oil or gas properties;

(b)	our plan of operations is to acquire an interest in an oil and gas property;

(c)	we will compete with other companies engaged in the oil and gas industries for properties of merit, such competitors will have greater financial resources than us;

(d)

we anticipate that our ability to acquire an interest in an oil and gas property will be contingent upon raising sufficient financing to enable us to acquire such interest and if we are successful in acquiring such interest, we will likely need additional financing to carry out the necessary exploration work;

(e)	our ability to find a suitable oil and gas property;

(f)	our ability to raise the working capital to maintain our operations;

(g)	our ability to raise the working capital necessary to acquire a suitable oil and gas interest and to maintain the work requirements after acquisition;

(h)	our ability to discover hydrocarbons that are commercially viable; and

(i)	general economic and political conditions.

An evaluation of our business is difficult because we are in the start-up phase of our current business after discontinuing our oil and gas operations in New Zealand and we face a number of risks encountered by companies in our sector, including:

(a)	our ability to find a suitable oil and gas interest;

(b)	our ability to raise working capital to maintain our operations and to have sufficient capital to acquire a suitable oil and gas interest;

(c)	our ability to discover hydrocarbons that are commercially viable; and

(d)	our ability to manage operations.

If we do not attain revenue from the sale of hydrocarbons, our business will not be successful.

Our success depends on our ability to attain revenue from the sale of hydrocarbons and we currently do not have an oil and gas interest.

One shareholder owns or controls, directly or indirectly, a significant proportion of our common shares and may act, or prevent certain types of corporate actions.

Robert Pollock owns 8,600,000 common shares of the Company, which equates to 37.1% of our issued and outstanding shares, as of the date hereof. Due to his common share ownership, Mr. Pollock is able to effect control to elect the board of directors of the Company (the “Board”) and, therefore, to control our business and affairs, including certain significant corporate actions. See Item 4.A “History and Development of the Company” under the heading “Change of Control” for further information.

The market for our common shares is limited.

There is currently only a limited trading market for our common shares. Our common shares trade on the over-the-counter bulletin board (“OTCBB”) under the symbol “AMGOF”, which is a limited market in comparison to the NASDAQ Global Market, the American Stock Exchange and other national securities exchanges.

There can be no assurance that a stable market for the Company’s common shares will ever develop or, if it should develop, be sustained. Investors should assume that the market for the Company’s common shares will continue to be highly illiquid, sporadic and volatile. The Company is required to remain current in its reporting obligations under the Exchange Act, in order for its common shares to remain eligible for quotation on the OTCBB. If the Company fails to meet its obligations as a “reporting company” under the Exchange Act, the Company’s common shares will cease to be eligible for quotation on the OTCBB, and its shareholders may not be able to sell their shares in the public market within the United States.

Penny stock rules limit the liquidity of our common shares.

Our common shares may now, and in the future, be subject to the penny stock rules under the Exchange Act. These rules regulate broker-dealer practices for transactions in “penny stocks.” Penny stocks generally are equity securities with a price of less than $5.00. The penny stock rules require broker-dealers to deliver a standardized risk disclosure document that provides information about penny stocks and the nature and level of risks in the penny stock market. The broker-dealer must also provide the customer with current bid and offer quotations for the penny stock, the compensation of the broker-dealer and its salesperson and monthly account statements showing the market value of each penny stock held in the customer’s account. The bid and offer quotations and the broker-dealer and salesperson compensation information must be given to the customer orally or in writing prior to completing the transaction and must be given to the customer in writing before or with the customer’s confirmation. In addition, the penny stock rules require that prior to a transaction, the broker and/or dealer must make a special written determination that the penny stock is a suitable investment for the purchaser and receive the purchaser’s written agreement to the transaction. These additional penny stock disclosure requirements are burdensome and may reduce the trading activity in the market for our common shares. As long as the common shares are subject to the penny stock rules, holders of our common shares may find it more difficult to sell their securities.

We have never paid cash dividends on our common shares.

We have never paid dividends on our common shares and do not presently intend to pay cash dividends on our common shares. Any future decisions as to the payment of dividends will be at the discretion of our Board, subject to applicable law.

We have limited financial resources.

We have limited financial resources and may not be able to raise sufficient funds to either sustain, continue or expand our business. We currently have no operating revenues and rely principally on the issuance of common shares to raise funds to finance our business. There is no assurance that market conditions will continue to permit us to raise funds on acceptable terms or at all.

Recent market events and conditions, including disruptions in the U.S. and international credit markets and other financial systems and the deterioration of the U.S. and global economic conditions, has, among other things, impeded access to capital or increased the cost of capital.

In 2007 and 2008, the U.S. credit markets began to experience serious disruption due to a deterioration in residential property values, defaults and delinquencies in the residential mortgage market (particularly, subprime and non-prime mortgages) and a decline in the credit quality of mortgage backed securities. These problems led to a slow-down in residential housing market transactions, declining housing prices, delinquencies in non-mortgage consumer credit and a general decline in consumer confidence. These conditions continued and worsened in 2008, causing a loss of confidence in the broader U.S. and global credit and financial markets and resulting in the collapse of, and government intervention in, major banks, financial institutions and insurers and creating a climate of greater volatility, less liquidity, widening of credit spreads, a lack of price transparency, increased credit losses and tighter credit conditions. Notwithstanding various actions by the U.S. and foreign governments, concerns about the general condition of the capital markets, financial instruments, banks, investment banks, insurers and other financial institutions caused the broader credit markets to further deteriorate and stock markets to decline substantially. In addition, general economic indicators have deteriorated, including declining consumer sentiment, increased unemployment and declining economic growth and uncertainty about corporate earnings.

These unprecedented disruptions in the current credit and financial markets have had a significant material adverse impact on a number of financial institutions and have limited access to capital and credit for many companies. Access to additional capital may not be available on terms acceptable to us or at all.

An investment in AMG Oil will likely be diluted.

We will likely issue a substantial number of our common shares without investor approval and we may consolidate the current outstanding common shares. Any such issuance or consolidation of our securities in the future could reduce an investor’s ownership percentage and voting rights in the Company and further dilute the value of your investment.

Legal proceedings against foreign directors may be difficult.

The Company is incorporated under the laws of Canada and all of the Company’s directors and officers are residents of Canada. Consequently, it may be difficult for U.S. shareholders to effect service of process within the U.S. upon the Company or upon its directors or officers, or to realize in the U.S. upon judgments of U.S. courts predicated upon civil liabilities under the Exchange Act. Furthermore, it may be difficult for shareholders to enforce judgments of the U.S. courts based on civil liability provisions of the U.S. federal securities laws in a foreign court against the Company or any of the Company’s non-U.S. resident officers or directors.

Conflicts of interest may arise.

In previous fiscal years the Company has been associated with other public junior resource companies through common directors, common officers and common shareholdings. Currently, the Company has an officer who is also an officer and a director of TAG Oil Ltd. (“TAG”) as well as an officer and a director of Trans-Orient Petroleum Ltd. (“Trans-Orient”), an officer and a director who is also a director of Trans-Orient, and a director who is also a director of TAG. The Company may become associated with other public junior resource companies in the future and may continue to hold equity investments in these other companies. It is possible that conflicts of interest may arise between their duties as a director and/or officer of the other companies, and as a director or officer of the Company. The Company may also make application for interests in petroleum properties with companies with which it is associated or may become associated. The percentage participation of the Company and any other company in a property is determined by the board of directors of each such company independently, using the best business judgment of the Board. Persons who are not willing to rely on the discretion and judgment of management and the Board and any companies with which it is associated or may become associated should not consider a purchase of our securities. Furthermore, under the Company’s Articles and the relevant legislation, any such conflict of interest is required to be disclosed and any contract in which a director or officer has a material interest must be referred to the Board for approval, and the interested director will not vote on any resolution giving such approval.

ITEM 4.	INFORMATION ON THE COMPANY

A.	History and Development of the Company

Corporate Actions

AMG Oil is a Vancouver, British Columbia, Canada based company which was, from 1999 to 2003, modestly active in oil and gas exploration. AMG Oil has been inactive since 2003. Our corporate office is located at 2901–1050 Burrard Street, Vancouver, British Columbia, Canada, and our telephone number is (604) 682-6496. Our administration is effected through our corporate office located at the above address and all of our directors and officers are resident in British Columbia.

AMG Oil was previously engaged in the acquisition and exploration of resource properties. We were incorporated on February 20, 1997 under the name “Trans New Zealand Oil Company” by filing our Articles of Incorporation with the Secretary of State of Nevada. We changed our name to “AMG Oil Ltd.” on July 27, 1998. Our fiscal year end is September 30.

AMG Oil has been inactive for approximately the last four years and may be considered a “shell” company within the meaning assigned to that term in Rule 12b-2 of the Exchange Act because we have no operations and our assets consist solely of cash. In previous years, we conducted our oil and gas exploration activities in New Zealand but withdrew from the permit and assigned our interest to the other participants in the permit during the 2003 fiscal year.

On February 1, 2006, the British Columbia Securities Commission granted our application to be designated as a reporting issuer under the Securities Act (British Columbia). Accordingly, we and our insiders became subject to the continuous disclosure requirements under the securities laws of the Province of British Columbia, Canada.

We do not receive any revenue from our discontinued oil and gas operations in New Zealand and have no significant assets, tangible or intangible except for cash on hand. We have no history of earnings and there is no assurance that our business will be profitable. As at September 30, 2008, we had an accumulated deficit of $3,169,899 and we expect to continue incurring operating losses and accumulating deficits in future periods. We have no significant future obligations.

On November 25, 2008, the Company’s shareholders approved the change of its jurisdiction of incorporation from the State of Nevada to the Canadian federal jurisdiction under the CBCA by way of continuation. The Company’s common shares remain registered under Section 12(g) of the Exchange Act as a result of the operation of Rule 12g-3 of the Exchange Act. The Company completed the filing of its Articles of Conversion with the Nevada Secretary of State on November 25, 2008, and the Company’s Articles of Continuance were accepted for filing by Industry Canada effective November 27, 2008. The effect of these filings is to transfer the jurisdiction of incorporation of the Company from the State of Nevada to the Canadian federal jurisdiction under the CBCA. Copies of the Articles of Conversion, Articles of Continuance, Certificate of Continuance and By-Laws, are attached to this Annual Report as exhibits. The Company’s current trading symbol on the OTCBB is “AMGOF”.

Change of Control

Pursuant to an agreement made November 16, 2005, Robert Pollock, a Toronto, Ontario businessman, acquired control of the Company through the purchase of 8,600,000 of our common shares at a price of $0.01 per share. This transaction was disclosed on our report on Form 8-K, filed on December 1, 2005.

The purchase and sale of these shares for $86,000 was completed on November 29, 2005. These common shares represent 37.1% of the outstanding shares of the Company. The seller of these common shares was the previous majority shareholder, Trans-Orient, which sold 7,305,500 common shares and one other seller, who sold 1,294,500 common shares. Trans-Orient is a company registered under the Exchange Act and is controlled by Mr. Peter Loretto, its former President, who is a businessman residing in Vancouver, British Columbia, Canada.

Trans-Orient sold its controlling shares in the Company because they represented an investment in a superfluous inactive affiliate. Mr. Pollock purchased the 8,600,000 common shares with personal funds and has advised that he has acquired control of the Company with a view to endeavoring to reactivating our oil and gas exploration although there can be no assurance he will be successful at doing so. At this time, AMG Oil has not committed to any financing or property acquisition transactions although it is currently seeking appropriate prospects that if acquired may require additional capital to be raised.

By agreement with Mr. Pollock, two of the three current directors of AMG Oil have agreed to resign from the Board on request of Mr. Pollock, but may resign of their own volition at any time.

Principal Operations, Expenditures & Divestitures

During the fiscal years ended September 30, 2008, September 30, 2007 and September 30, 2006

During the last three fiscal years and up to December 15, 2008, the Company has completed various expenditures in the normal course.

The Company incurred expenditures of $322,720, $90,640 and $68,046 in fiscal 2008, 2007 and 2006, respectively, relating primarily to general and administrative (“G&A”) expenses.

Subsequent to the fiscal year ended September 30, 2008

We anticipate that our expenditures for the next twelve months will be approximately $150,000. These anticipated expenditures relate to consulting, accounting, legal and administrative expenses and to the costs of targeting a new business opportunity. These anticipated expenditures do not include any amount that may be required to acquire an interest in a new business opportunity or to fund a new business opportunity once acquired.

We do not expect any significant purchases of plant and equipment or the hiring of employees within the next twelve months, unless acquired in connection with the acquisition of a business opportunity which may be identified.

Financing

During the 2008 and 2007 fiscal years, the Company did not conduct any financing activities.

During the 2006 fiscal year, AMG Oil completed a private placement financing of 6,000,000 units (each a “Unit”) at a price of US$0.25 per Unit for gross proceeds of $1.5 million and also issued 600,000 additional Units under a rights agreement. Each Unit consists of one share of common stock and one share purchase warrant and each warrant entitles the holder thereof to acquire an additional share of common stock at a price of US$0.50 for a period of 24 months subject to an accelerated expiry provision whereby the warrants will expire 30 days after a registration statement has been declared effective by the SEC and our shares have traded at or above $1.00 for 20 consecutive days. Each Unit also includes a right to receive an additional 0.10 of one Unit granted if a registration statement was not declared effective by the SEC on or before August 27, 2006. An additional 600,000 Units were granted because a registration statement was not declared effective by the SEC on or before August 27, 2006. On February 26, 2008, the Company extended the February 28, 2008 expiry date of the Company’s 6,600,000 share purchase warrants to February 28, 2009.

Public Takeovers

The Company is not aware of any public takeover by third parties in respect of its common shares, or by the company of any other company’s shares, either planned or having occurred during the last and current financial year.

B.	Business Overview

Nature of Operations

We are a shell company. We currently do not have any operations as we withdrew from our sole oil and gas property on May 2, 2003. Our plan of operations is to acquire a business either through purchase, merger, consolidation, application or other means.

Our management anticipates concentrating our efforts on locating and acquiring a business, properties, or other assets, or combination thereof, in the oil and gas industry, although we may acquire a business in another area. There can be no assurance that we will be able to find a suitable business to acquire, successfully negotiate the terms of any acquisition, or have the assets to complete any transaction. Since we are a shell company with nominal assets and no operations, it may be necessary for us to obtain additional financing (i) to pay our ongoing operating and administrative expenses, including our audit and other professional expenses associated with our reporting obligations under the Exchange Act, (ii) to pay costs associated with locating and acquiring another business, and (iii) to fund the operations of any business in which we may be successful in acquiring an interest. There can be no assurance AMG Oil will be able to raise any funds for any purposes, including the prospective acquisition of a new business. In the event AMG Oil is unable to raise sufficient funds, AMG Oil will be unable to acquire any businesses and may be forced to scale back expenditures including by way of ceasing to be a reporting company under the Exchange Act.

At September 30, 2008 our current assets totaled $1,104,471 compared to $1,318,282 at the beginning of the fiscal year. Our current assets for the 2008 fiscal year consisted primarily of cash. Our current liabilities at September 30, 2008 were $41,998 (2007: $10,690). Cash on hand is currently our only source of liquidity. We do not have any lending arrangements in place with banking or financial institutions and we do not anticipate that we will be able to secure these funding arrangements in the near future.

We have sufficient amount of working capital required to fund our plan of operations for the next twelve months, which will be approximately $150,000, based on our current expected expenditures. These anticipated expenditures relate to consulting, accounting, legal and administrative expenses and to the costs of targeting a new business opportunity. We currently have sufficient capital to maintain our required overhead, but we have no revenues and we anticipate that we will be required to issue common stock to raise the necessary funds to finance an acquisition or any additional expenditures that may be incurred during the next twelve months if we acquire a suitable business opportunity. To date, we have relied principally on the issuance of common shares in private placements to individuals known to our officers and directors to raise funds. There can be no assurance that we will be successful in raising additional funds through the issuance of additional equity nor that the parties that have provided funds in the past will continue to do so.

C.	Organizational Structure

As of the date of this Annual Report, the Company has no subsidiaries.

D.	Property, Plant and Equipment

Material Tangible Fixed Assets

As of the date of this Annual Report, the Company does not have any property or equipment.

Major Encumbrances Thereon

The Company does not currently and did not have any major encumbrances, liens or mortgages on its assets as of September 30, 2008.

Description of Properties

Our administrative offices are located at 2901-1050 Burrard Street, Vancouver, British Columbia, Canada, V6Z 2S3, and our telephone number is (604) 682-6496. AMG Oil utilizes the corporate office space for CDN$500 (plus G.S.T.) per month, which DLJ Management Ltd. (“DLJ”) invoices directly to the Company at the beginning of each month. DLJ is a wholly-owned subsidiary of Trans-Orient, a company which is related to us through a common director and a common officer. Also, DLJ employs one of our directors.

ITEM 4A.	UNRESOLVED STAFF COMMENTS

Not applicable.

ITEM 5.	OPERATING AND FINANCIAL REVIEW AND PROSPECTS

The following discussion and analysis of the Company’s historical financial and operating results for the years ended September 30, 2008, 2007, and 2006 should be read in conjunction with (i) the audited financial statements of the Company for the years ended September 30, 2008, 2007, and 2006, together with the notes related thereto and (ii) Item 4 - “Information on the Company”. The financial statements have been prepared in accordance with US GAAP. All dollar values are expressed in U.S. dollars, unless otherwise stated.

A.	Operating Results

Summary

We have not generated any revenues from our operations and we have funded our operations primarily from the sale of our common shares. We plan to spend approximately $150,000 in fiscal 2009 to pursue our plan of operations that relate to consulting, accounting, legal and administrative expenses and to the costs associated with locating and acquiring another business.

Results of Operations – 2008 Compared to 2007 and 2006

The Company has not earned any revenues from operations to date. The Company plans to continue to maintain its plan of operations associated with targeting another business.

Total losses incurred since incorporation to the period ending September 30, 2008 were $3,169,899. The level of future operations may be limited by the availability of capital resources, the sources of which are not predictable.

The Company had a net use of cash of $213,768 from operating activities for the year ending September 30, 2008 compared to a net use of cash of $30,150 for the comparable year ending September 30, 2007 (2006: $25,201), which is an increase resulting primarily from G&A expenses. Our increased G&A expenses were primarily the results of increased consulting and professional fee expenses incurred as part of the change of jurisdiction process and associated special meeting of shareholders. These costs were partially offset by interest income being received as detailed below.

The Company incurred a net loss for the 2008 fiscal year of $282,659 ($0.01 per share) compared to a loss of $25,330 ($0.00 per share) for the year ended September 30, 2007 (2006: $36,173, $0.00 per share), a difference resulting primarily from $285,180 in G&A expenses relating to the Company’s operations, compared to $90,640 for the year ended September 30, 2007 (2006: $68,046). The Company also recorded stock-based compensation of $37,540 and interest income of $40,061 in the 2008 fiscal year compared to just interest income of $65,310 for the year ended September 30, 2007 (2006: $31,873).

Inflation

Inflation has not had a material impact on our operations.

Foreign Currency Fluctuations

Fluctuations in foreign currency have not had a material impact on our operations.

Government Regulation

There is no governmental regulation that the Company is aware of or that would affect us.

Critical Accounting Policies

Refer to note 2 of the audited financial statements of the Company for the fiscal year ended September 30, 2008 included herein.

B.	Liquidity and Capital Resources

Liquidity

As at September 30, 2008, the Company had $1,104,364 in cash and cash equivalents and $1,062,473 in working capital. This compares to $1,318,132 (2006: $1,348,282) in cash and cash equivalents and $1,307,592 (2006: $1,332,922) in working capital for the year ended September 30, 2007. At September 30, 2008, the Company’s current assets were $1,104,471 (2007: $1,318,282; 2006: $1,348,282), including cash on hand of $1,104,364 (2007: $1,318,132; 2006: $1,348,282) and prepaid expenses of $107 (2007: $150; 2006: $Nil). Our current liabilities at September 30, 2008 were $41,998 (2007: $10,690; 2006: $15,360). Cash on hand is currently our only source of liquidity.

Our capital resources historically have been comprised primarily of funds provided by private investors who are either existing contacts of management or who come to our attention through brokers, financial institutions and other intermediaries. As a result of our brokered private placement during the 2006 fiscal year, our capital resources expanded to a broader group. These capital resources are not anticipated to change during the 2009 fiscal year. Our access to capital is always dependent upon general financial market conditions.

The Company did not conduct any financing activities for the years ended September 30, 2008 and September 30, 2007. During the 2006 fiscal year, financing activities provided cash of approximately $1,500,000 from the issuance of common shares. For further detail on the Company’s financing activities see Item 4.A – “History and Development of the Company” under the heading “Principal Operations, Capital Expenditures & Divestitures”.

We did not conduct any investing activities for the 2008, 2007 or 2006 fiscal years.

The net impact of all cash activities during the twelve months ended September 30, 2008 resulted in a net decrease in cash of $213,768, a net decrease in cash of $30,150 for the year ended September 30, 2007 and a net increase in cash of $1,333,756 for the year ended September 30, 2006.

The Company has maintained its liquidity and has funded its operations primarily from the sale of its common shares. The Company relies on its ability to raise additional capital through the issuance of common shares, which may have a dilutive effect on the Company’s shareholders, to fund its expenditures. The Company will require additional funding, however, the Company cannot give assurance that it will be able to secure outside sources of capital in an amount that is sufficient for it to undertake its plan of operations. In the event that future equity financing cannot be raised or negotiations for joint venture funding are not successful, our activities may be curtailed and this may adversely affect our ability to carry out any acquisitions of suitable oil and gas operations or any other business opportunity.

We believe our existing cash balances are sufficient to carry out our plan of operations for the next twelve months and additional cash will be required for the acquisition of suitable oil and gas interests or any other business opportunity during this period. To the extent that we require additional funds to support our plan of operations, we may sell additional equity or issue debt. There can be no assurance that additional financing, if required, will be available to AMG Oil on acceptable terms or at all.

Material Commitments for Capital Expenditures

See Item 4.A “History and Development of the Company” under the heading “Principal Operations, Expenditures & Divestitures” for further information.

C.	Research and Development, Patents and Licenses

Not applicable.

D.	Trend Information

The Company is not aware of any trends that have or are reasonably likely to have a current or future effect on our financial condition, changes in financial condition, revenues or expenses, results of operations, liquidity, capital expenditures or capital resources that is material to investors. For information on risks associated to the Company refer to Item 3.D – “Risk Factors”.

E.	Off-Balance Sheet Arrangements

The Company does not have any off-balance sheet arrangements that have or are reasonably likely to have a current or future effect on our financial condition, changes in financial condition, revenues or expenses, results of operations, liquidity, capital expenditures or capital resources that is material to investors.

F.	Tabular Disclosure of Contractual Obligations

On October 1, 2007, the Company entered into an agreement with PCL Holdings Ltd. (“PCL”), a private company based in Vancouver, British Columbia, Canada, to provide advisory services to the Company on an on-going basis and includes monthly compensation of CDN$5,000 per month. The Company has no significant commitments or contractual obligations with any parties respecting executive compensation, consulting arrangements or other matters, except as disclosed above.

The following table sets forth our contractual obligations as at September 30, 2008:

Payments due by period
		Less than			More than
Contractual Obligations	Total	1 year	1-3 years	3-5 years	5 years

Long-Term Debt Obligations	-	-	-	-	-
Capital (Finance) Lease
Obligations	-	-	-	-	-
Operating Lease Obligations	-	-	-	-	-
Purchase obligations	-	-	-	-	-
Other Long-Term Obligations	-	-	-	-	-
Other Long-Term Liabilities
Reflected on the Company’s
Balance Sheet under the GAAP
of the primary financial
statements	-	-	-	-	-
Total	-	-	-	-	-

ITEM 6.	DIRECTORS, SENIOR MANAGEMENT AND EMPLOYEES

A.	Directors and Senior Management

As at December 15, 2008 the directors and senior management of the Company are as follows:

Name	Residence	Position
Michael Hart (1)(2)	Robert’s Creek, B.C., Canada	President, Chief Executive Officer, Secretary, Treasurer and Director
John Campbell (1)(2)	West Vancouver, B.C., Canada	Director
Dan Brown (1)(2)	Langley, B.C., Canada	Director
Garth Johnson (2)	Surrey, B.C., Canada	Chief Financial Officer

(1)	Member of audit committee.
(2)	Member of disclosure committee

Mr. Michael Hart, President, Chief Executive Officer, Secretary, Treasurer and Director. Mr. Hart has been a director of the Company since December 13, 1999. Mr. Hart is a long-time investor in natural resources and has experience with public companies in the oil and gas industry. He has been a self-employed businessman since 1995 working as a book keeper with an investment-banking group responsible for taking projects from start-up to the public markets. Mr. Hart passed the Canadian Securities Course in 1995 and went on to receive a certification in financial management for small businesses in 2004 from Capilano College in British Columbia. Mr. Hart is currently a director of Trans-Orient, and is also the Corporate Secretary and a director of Entourage Mining Ltd.

Mr. John Campbell, Director. Mr. Campbell became a director of the Company on March 21, 2006 when he replaced Mr. Doug Lynes, who resigned on March 21, 2006. Mr. Campbell is a retired member of the Law Society of British Columbia and for the past 20 years has served as President of mining explorer, Trans America Industries Ltd.

Mr. Dan Brown, Director. Mr. Brown became a director of the Company on April 14, 2005. Mr. Brown has over seven years of experience, providing financial and accounting services to public and private companies. Mr. Brown is also a director of TAG.

Mr. Garth Johnson, Chief Financial Officer. Mr. Johnson became the Chief Financial Officer of the Company on February 1, 2006 when he replaced Mr. Michael Hart, who resigned as Chief Financial Officer of the Company on February 1, 2006. Mr. Johnson is a Certified General Accountant with over twelve years of experience in executive management, acquisitions, finance, accounting and regulatory reporting for public companies and has been instrumental in developing junior companies from start-up to listing on various exchanges. Mr. Johnson is also a corporate business executive that has been involved in oil and gas activities, primarily in New Zealand and Papua New Guinea, over the past 12 years. Mr. Johnson is also the Chief Executive Officer, Chief Financial Officer, Secretary and a director of TAG, as well as the President, Chief Executive Officer and a director of Trans-Orient.

Mr. Brown and Mr. Hart have committed in writing to the control person of the Company, Robert Pollock, that they will resign from their positions with the Company upon the request of Mr. Pollock. It is expected that Mr. Pollock will seek to replace those Board members with his own nominees.

No director or any member of senior management has any family relationships with any other director or manager. There is no arrangement with any major shareholder, customer, supplier or other party pursuant to which any person was selected as a director or member of senior management.

B.	Compensation

The following table sets forth the aggregate compensation paid by the Company for services rendered during the last full fiscal year indicated, reported as at September 30, 2008:

SUMMARY COMPENSATION TABLE

		Compensation		Common Shares Under Option
Named and Principal Position	Year Ended	Salary ($)	Other Annual Compensation ($)	Number of Options	Exercise Price	Expiry Date
Michael Hart, President, Chief Executive Officer, Secretary, Treasurer and Director	2008	-	-	-	-	-
John Campbell, Director	2008	-	-	-	-	-
Dan Brown, Director (1)	2008	-	$12,955	-	-	-
Garth Johnson, Chief Financial Officer	2008	-	-	-	-	-

(1)	Mr. Brown was paid indirectly by us through DLJ for time spent directly on AMG Oil. DLJ invoices us on a cost recovery basis.

There are no outstanding equity awards granted to our executive officers or directors. We do not provide any pension, retirement or similar benefits.

C.	Board Practices

Term of Office

All directors have a term of office expiring at our next annual general meeting, unless a director’s office is earlier vacated in accordance with our Articles or the provisions of the CBCA. All officers serve at the discretion of the Board. The following sets forth certain information relating to our directors and officers:

Name	Position	Office Held Since
Michael Hart	President, Chief Executive Officer, Secretary, Treasurer and Director	December 1999
John Campbell	Director	March 2006
Dan Brown	Director	April 2005
Garth Johnson	Chief Financial Officer	February 2006

Directors’ Service Contracts

None of the directors have contracts that provide for any benefits upon termination of his/her service as a director.

Audit and Compensation Committees

The Company has an audit committee and audit committee charter. A copy of the Company’s audit committee charter was filed as an exhibit to the Company’s Form 10-KSB filed with the SEC for the Company’s 2003 fiscal year. The function of the audit committee is to monitor the veracity of the financial and regulatory reports produced by the Company, and the controls that are in place to ensure the opportunities for fraud or material error in the financial statements of the Company are minimized. The current audit committee is comprised of Michael Hart, Dan Brown and John Campbell.

The Board has determined that John Campbell meets the SEC’s definition of an “audit committee financial expert”. The Board has also determined that Mr. Campbell meets the definition of an “independent director”, as defined in Rule 121A of the American Stock Exchange Company Guide.

The Company does not have a compensation committee. Currently, any material commitments, inclusive of remuneration, are required to be pre-approved by the Board.

The Company has a disclosure committee and a disclosure committee charter. Our disclosure committee is comprised of all of our officers and directors. The purpose of the committee is to provide assistance to the Chief Executive Officer and the Chief Financial Officer in fulfilling their responsibilities regarding the identification and disclosure of material information about us, and the accuracy, completeness and timeliness of our financial reports. A copy of our disclosure committee charter, as updated and approved by our Board, is attached as an exhibit to this Annual Report.

D.	Employees

As at December 15, 2008 the Company has no employees, but receives various consulting and advisory services from consultants. Effective October 1, 2007, we entered into a consulting agreement with PCL to perform various consulting and advisory services in relation to seeking appropriate prospects on an on-going basis (subject to termination provisions) in consideration of monthly consulting compensation of CDN$5,000.

None of our current officers are employed directly by AMG Oil, and all officers devote less than 10% of their time to our business. All of our officers and directors devote a significant amount of their time to other interests.

E.	Share Ownership

The following table provides information relating to the shareholdings of our directors and officers as of December 15, 2008:

				Percentage of
	Number of		Number of	Outstanding	Exercise Price	Expiry Date
Name	Shares		Options	Shares (1)	of Options	of Options
Michael Hart	11,000	(2)	-	0.0%	-	-
John Campbell	158,840	(3)	-	0.7%	-	-
Dan Brown	22,000	(4)	-	0.1%	-	-
Garth Johnson	-		-	-	-	-

(1)	Based on 23,200,000 shares of our common stock issued and outstanding as of December 15, 2008.
(2)	Mr. Hart’s beneficial ownership of 11,000 shares includes 11,000 share purchase warrants that can be exercised at a price of $0.50 per share and expire on February 28, 2009.
(3)	Mr. Campbell’s beneficial ownership of 158,840 shares includes 55,000 share purchase warrants that can be exercised at a price of $0.50 per share and expire on February 28, 2009.
(4)	Mr. Brown’s beneficial ownership of 22,000 shares includes 22,000 share purchase warrants that can be exercised at a price of $0.50 per share and expire on February 28, 2009.

No shares held by directors or officers have different voting rights.

On March 13, 2000, the Board approved a non-qualified share option plan (the “Share Option Plan”) that allows us to issue options to directors, officers, employees and consultants. Under the terms of the Share Option Plan, 3,000,000 common shares are reserved for issuance. Any options issued under the Share Option Plan expire on the earlier of 10 years from the establishment of the Share Option Plan or the expiry date assigned to the individual option grant. As of December 15, 2008, 396,000 options have been granted under the Share Option Plan to Jones, Gable & Company Limited in February 2006 as a commission for arranging our financing, but had not been exercised during the 2008 fiscal year. All of the 396,000 options that have been granted are exercisable and will expire on February 28, 2009. A copy of the Share Option Plan is included as an exhibit hereto.

The Company does not have any formal arrangements for involving the employees in the capital of the Company. The number of options that may be granted to each employee of the Company would be determined by the Board and conducted pursuant to the Share Option Plan.

ITEM 7.	MAJOR SHAREHOLDERS AND RELATED PARTY TRANSACTIONS

A.	Major Shareholders

Beneficial Holders of 5% or More of Voting Securities

The following sets forth information relating to the beneficial ownership of our common shares held by persons who own 5% or more of our common shares as of December 15, 2008.

Name and Address of Owner	Number of Shares	Percentage of Class
Robert Pollock	8,600,000	37.1%

To the knowledge of the Company, there have been no significant changes in percentage share ownership held by any major shareholders, during the last three fiscal years with the exception of Mr. Pollock’s purchase of 8,600,000 common shares of the Company. See Item 4.A “History and Development of the Company” under the heading “Change of Control” for further information.

Host Country Record Holders

The following provides information about shareholders of record in the U.S. as at December 15, 2008 as follows:

Estimated proportion of shares held in the U.S.	39.36%
Number of U.S. shareholders	37
Number of shares held by U.S. shareholders	7,623,400
Total number of shareholders	94
Total number of shares held	23,200,000

Controlling Shareholdings

To the knowledge of management, Robert Pollock, a Toronto, Ontario businessman, owns 8,600,000, or approximately 37.1%, of the issued and outstanding common shares of the Company and thereby effectively controls AMG Oil, and there are no present arrangements or pledges of our common shares that may result in a change of control of AMG Oil, other than the change of control that was completed on November 29, 2005 by Mr. Pollock. See Item 4.A “History and Development of the Company” under the heading “Change of Control” for further information.

Arrangements Affecting Shareholdings

To our knowledge, there are no arrangements the operation of which would at a subsequent date result in a change of control of the Company.

B.	Related Party Transactions

The following sets forth, since the beginning of our last completed fiscal year, information relating to transactions entered into with us by certain related parties:

(a)

During the 2008 fiscal year, the Company incurred $54,568 (2007: $46,304 and 2006: $12,255) of mainly G&A costs through DLJ, a wholly owned subsidiary of Trans-Orient. The amount represents costs incurred by DLJ on behalf of the Company for administrative and accounting services. At September 30, 2008, the Company owes DLJ $2,604 (2007: $2,535). Trans-Orient was the controlling shareholder of the Company from March 4, 2003 to November 29, 2005 and is related to the Company through a director and officers, and DLJ employs a director of the Company. During the 2008 fiscal year, a director was paid $12,955 (2007: $9,421 and 2006: $5,553) indirectly through DLJ for time spent on the Company.

(b)

Mr. Hart, Mr. Campbell and Mr. Brown, who are the three directors of the Company, participated in the private placement financing completed on February 28, 2006, acquiring a total of 80,000 Units at a price of $0.25 per Unit. Each Unit consists of one common share and one share purchase warrant. For further detail see Item 4.A “History and Development of the Company” under the heading “Principal Operations, Capital Expenditures & Divestitures”.

C.	Interests of Experts and Counsel

Not applicable.

ITEM 8.	FINANCIAL INFORMATION

A.	Statements and Other Financial Information

Financial Statements

Our audited financial statements as at and for the years ended September 30, 2008, 2007 and 2006 are included herein.

Legal Proceedings

There are no material legal proceedings to which we are subject or which are anticipated or threatened.

Dividends

The Company has not paid dividends to shareholders and no dividends will be paid in the foreseeable future. All cash derived by the Company is re-invested in the Company’s operations.

B.	Significant Changes

The following significant change has occurred since September 30, 2008:

(a)

On November 25, 2008, the Company’s shareholders approved the change of its jurisdiction of incorporation from the State of Nevada to the Canadian federal jurisdiction under the CBCA by way of continuation. The Company completed the filing of Articles of Conversion with the Nevada Secretary of State on November 25, 2008, and the Company’s Articles of Continuance were accepted for filing by Industry Canada effective November 27, 2008. The effect of these filings is to transfer the jurisdiction of incorporation of the Company from the State of Nevada to the Canadian federal jurisdiction under the CBCA.

No other significant changes material to the business of the Company have occurred since the date of the annual financial statements.

ITEM 9.	THE OFFER AND LISTING

A.	Offer and Listing Details

Not applicable.

Price History of the Common Shares

Our common shares are quoted for trading on the OTCBB under the symbol “AMGOF”. The following sets forth trading prices for our common shares on the OTCBB for the periods indicated. These reflect inter-dealer prices, without retail mark-up, mark-down or commission and may not necessarily reflect actual transactions. The source of the high and low bid information is the OTCBB.

Summary trading by year, for the five most recently completed fiscal periods ending September 30, 2008:

	OTCBB
Fiscal Year	High	Low
2004	0.07	0.01
2005	0.27	0.022
2006	1.41	0.125
2007	0.90	0.32
2008	0.50	0.11

Summary trading by quarter for the two most recently competed fiscal years ending September 30, 2008:

	OTCBB
Fiscal Quarter	High	Low
2007
First Quarter	$0.75	$0.32
Second Quarter	0.80	0.45
Third Quarter	0.90	0.60
Fourth Quarter	0.65	0.33

2008
First Quarter	$0.50	$0.27
Second Quarter	0.39	0.21
Third Quarter	0.50	0.21
Fourth Quarter	0.33	0.11

Summary trading by month for the six most recently completed months ending September 30, 2008:

	OTCBB
Monthly	High	Low
September 2008	$0.27	$0.11
August 2008	0.33	0.21
July 2008	0.33	0.25
June 2008	0.50	0.25
May 2008	0.35	0.22
April 2008	0.30	0.21

B.	Plan of Distribution

Not applicable.

C.	Markets

The authorized capital of the Company consists of an unlimited number of common shares without par value, of which 23,200,000 were issued as of December 15, 2008.

On May 19, 1997, the Company’s common shares commenced trading on the OTCBB under the symbol “AMGO”. Effective December 4, 2008 the Company’s shares began trading under the symbol “AMGOF” on the OTCBB, which reflects the change of the Company’s jurisdiction of incorporation from the State of Nevada to the Canadian federal jurisdiction under the CBCA by way of continuation.

D.	Selling Shareholders

Not applicable.

E.	Dilution

Not applicable.

F.	Expenses of the Issue

Not applicable.

ITEM 10.	ADDITIONAL INFORMATION

A.	Share Capital

Not applicable.

B.	Memorandum and Articles of Association

On November 25, 2008 the Company was continued out of the jurisdiction of the State of Nevada and into the Canadian federal jurisdiction. The Company completed the filing of Articles of Conversion with the Nevada Secretary of State on November 25, 2008, and the Company’s Articles of Continuance were accepted for filing by Industry Canada effective November 27, 2008. The effect of these filings is to transfer the jurisdiction of incorporation of the Company from the State of Nevada to the Canadian federal jurisdiction under the CBCA. Copies of the Articles of Conversion, Articles of Continuance, Certificate of Continuance and By-Laws are included as exhibits to this Annual Report.

Corporate Registry Entry Number, Objects

The Company is registered as a corporation under the CBCA under entry number 449907-7. Our Articles do not specify objects or purposes. We are entitled under the CBCA to carry on all lawful businesses which can be carried on by a natural person.

Directors’ Powers

Directors’ power to vote on a proposal, arrangement or contract in which the director is interested.

According to the CBCA, a director or an officer of a corporation shall disclose to the corporation, in writing or by requesting to have it entered in the minutes of meetings of directors or of meetings of committees of directors, the nature and extent of any interest that he or she has in a material contract or material transaction, whether made or proposed, with the corporation, if the director or officer,

(a)	is a party to the contract or transaction;
(b)	is a director or an officer, or an individual acting in a similar capacity, of a party to the contract or transaction; or
(c)	has a material interest in a party to the contract or transaction.

The CBCA requires that the above disclosure shall be made, in the case of a director,

(a)	at the meeting at which a proposed contract or transaction is first considered;
(b)	if the director was not, at the time of the meeting, interested in a proposed contract or transaction, at the first meeting after he or she becomes so interested;

(c)	if the director becomes interested after a contract or transaction is made, at the first meeting after he or she becomes so interested; or
(d)	if an individual who is interested in a contract or transaction later becomes a director, at the first meeting after he or she becomes a director.

Under the CBCA, if a material contract or transaction is one that, in the ordinary course of our business, would not require approval by the directors or shareholders, a director or officer shall disclose, in writing to us or request to have it entered into the minutes of meetings of directors or of meetings of committees of directors, the nature and extent of his interest immediately after he or she becomes aware of the interest.

Under the CBCA, a general notice to the directors declaring that a director or officer is to be regarded as interested, for any of the following, is a sufficient declaration of interest:

(a)	the director or officer is a director or officer, or acting in a similar capacity, of a party to the contract or transaction, or has a material interest in a party to the contract or transaction;
(b)	the director or officer has a material interest in the party; or
(c)	there has been a material change in the nature of the director’s or the officer ’s interest in the party.

The CBCA further provides that a director required to make the above disclosure shall not vote on any resolution to approve the contract or transaction unless the contract or transaction:

1.	relates primarily to his or her remuneration as a director, officer, employee or agent of the corporation or an affiliate;
2.	is for indemnity or insurance, as provided for in the CBCA; or
3.	is with an affiliate.

The CBCA provides that if a director or an officer fails to comply with the provisions of the CBCA related to disclosure of interests, a court may set aside the contract or transaction on any terms that it thinks fit, or may require the director or officer to account to the corporation for any profit or gain realized on it.

Under the CBCA, a contract or transaction, for which disclosure is required, is not invalid, and the director or officer is not accountable for any profit realized, if the disclosure requirements of the CBCA are met, the directors approved the transaction and the contract or transaction was reasonable and fair to the corporation. Even if these requirements are not met the contract or transaction is not invalid, and the director or officer is not accountable for any profit realized, if the director or officer acted in good faith, the contract or transaction was reasonable and fair to the corporation, and after sufficient disclosure to the shareholders, the contract or transaction is approved or confirmed by special resolution at a meeting of the shareholders.

Directors' power, in the absence of an independent quorum, to vote compensation to themselves or any members of their body.

Our By-Laws provide that, subject to any unanimous shareholder agreements, the directors shall be paid such remuneration for their services as the Board may determine from time to time. The CBCA provides that directors of a corporation may fix the remuneration of the directors, officers and employees of the corporation.

Borrowing powers exercisable by the directors.

Under our By-Laws, our Board may, from time to time:

(a)	borrow money upon our credit;
(b)	issue, reissue, sell, pledge or hypothecate bonds, debentures, notes or other evidence of indebtedness or guarantee of ours, whether secured or unsecured;
(c)	give a guarantee on our behalf to secure performance of an obligation of any person; and
(d)

mortgage, hypothecate, pledge or otherwise create a security interest in or charge upon all or any of our real or personal property, owned or subsequently acquired by way of mortgage, hypothec, pledge or otherwise, to secure payment of any such evidence of indebtedness or guarantee whether present or future of ours.

Retirement and non-retirement of directors under an age limit requirement.

There are no such provisions applicable to us under our Articles or the CBCA.

Number of common shares required for a director's qualification.

Directors need not own any of our common shares in order to qualify as directors.

Rights, Preferences and Restrictions Attaching to Common Shares

Dividends

Common shares are entitled to dividends only if and when declared by the Board. The Company has not declared or paid any dividends on its common shares, and has no expectation that dividends will be declared in the foreseeable future as the Company re-invests its cash to further its plan of operations.

The CBCA provides that no dividend may be declared or paid if we are, or would after the payment, be unable to pay our liabilities as they become due; or if the realizable value of our assets would thereby be less than the aggregate of our liabilities and stated capital of all classes.

Voting Rights

Each of our shares is entitled to one vote on matters to which common shares ordinarily vote including the annual election of directors, the appointment of auditors and the approval of corporate changes. Our directors are elected yearly to hold office until the close of the next annual meeting of shareholders. Where directors fail to be elected at any such meeting then the incumbent directors will continue in office until there successors are elected. We do not permit cumulative voting rights.

Rights to Profits and Liquidation Rights

All of the common shares rank equally in respect to any entitlement to a surplus (after creditors) upon liquidation or wind-up.

Redemption

We currently have no redeemable securities authorized or issued.

Sinking Fund Provisions

We have no sinking fund provisions or similar obligations.

Shares Fully Paid

All of our shares must, by applicable law, be issued as fully paid for cash, property or services. They are therefore non-assessable and not subject to further calls for payment.

Pre-emptive Rights

We do not have any pre-emptive rights which provide a right to any person to participate in any equity or other securities offering.

With respect to the rights, preferences and restrictions attaching to our common shares, there are generally no significant differences between Canadian and United States law as the shareholders, or the applicable corporate statute, will determine the rights, preferences and restrictions attaching to each class of our common shares.

Changing the Rights of Shareholders

The CBCA provides that we may by a special resolution amend our articles to:

(a)	change any maximum number of shares that we are authorized to issue;
(b)	create new classes of shares;
(c)	reduce or increase our stated capital, if our stated capital is set out in our Articles;
(d)

change the designation of all or any of our shares, and add, change or remove any rights, privileges, restrictions and conditions, including rights to accrued dividends, in respect of all or any of our shares, whether issued or unissued;

(e)

change the shares of any class or series, whether issued or unissued, into a different number of shares of the same class or series or into the same or a different number of shares of other classes or series;

(f)	divide a class of shares, whether issued or unissued, into series and fix the number of shares in each series and the rights, privileges, restrictions and conditions thereof;

(g)	authorize the directors to divide any class of unissued shares into series and fix the number of shares in each series and the rights, privileges, restrictions and conditions thereof;
(h)	authorize the directors to change the rights, privileges, restrictions and conditions attached to unissued shares of any series.

The CBCA also provides that we may, with respect to any of our issued shares which remain outstanding and are held by more than one person, by special resolution, amend our articles to constrain:

(a)	the issue or transfer of shares of any class or series to persons who are not resident Canadians;
(b)	the issue or transfer of shares of any class or series to enable us or any of our affiliates or associates to qualify under any prescribed law of Canada or a province:
(i) to obtain a license to carry on any business,
(ii) to become a publisher of a Canadian newspaper or periodical, or
(iii) to acquire shares of a financial intermediary as defined in the regulations;
(c)

the issue, transfer or ownership of shares of any class or series in order to assist us any of our affiliates or associates to qualify under any prescribed law of Canada or a province to receive licenses, permits, grants, payments or other benefits by reason of attaining or maintaining a specified level of Canadian ownership or control;

(d)	the issue, transfer or ownership of shares of any class or series in order to assist us to comply with any prescribed law; or
(e)	the issue, transfer or ownership of shares of any class or series to enable us to be a registered labor-sponsored venture capital corporation to meet certain requirements of the Income Tax Act.

The CBCA provides that the holder of shares of a class or series are entitled to vote separately as a class or series on a proposal to amend the articles to increase or decrease the number of authorized shares of such class or a class having equal or superior privileges; reclassify or cancel all or part of such class; add, change, or remove the rights, privileges, restrictions of such class; increase the rights or privileges of a superior class of shares; create a new class of shares equal to or superior to such class; effect and exchange or create a right of exchange of all or part of the shares of another class into the shares of such class; or, constrain the issue, transfer or ownership of such class or remove such a constraint.

A special resolution is a resolution passed by not less than two thirds of the votes cast by the shareholders who voted in respect of that resolution or signed by all the shareholders who were entitled to vote on that resolution.

Generally, there are no significant differences between Canadian and United States law with respect to changing the rights of shareholders as most state corporation statutes require shareholder approval (usually a majority) for any such changes that affect the rights of shareholders.

Meetings of Shareholders

We must hold our annual general meeting not more than 15 months from our last annual general meeting, but not later than six months after the end of our preceding financial year. Our Board also has the power to call special meetings. Our meetings shall be held at our registered office, or elsewhere in Canada as our Board may, from time to time, determine. Meetings may also be held at a location outside Canada, if specified in the Articles or if all of the shareholders entitled to vote thereat agree that the meeting is to be held at that place. Shareholder meetings are governed by our Articles and our By-Laws but many important shareholder protections are also contained in provincial securities legislation and the CBCA. Our Board may fix in advance a date, which is no fewer than 21 days prior to the date of the meeting for the purpose of determining shareholders entitled to receive notice of and to attend and vote at a general meeting.

The provincial securities legislation and the CBCA superimpose requirements that generally provide that shareholder meetings require not less than a 60 day notice period from initial public notice and that we make a thorough advanced search of intermediary and brokerage registered shareholdings to facilitate communication with beneficial shareholders so that meeting proxy and information materials can be sent via the brokerages to unregistered but beneficial shareholders. The form and content of information circulars, proxies and like matters are governed by provincial securities legislation and the CBCA. This legislation specifies the disclosure requirements for the proxy materials and various corporate actions, background information on the nominees for election for director, executive compensation paid in the previous year and full details of any unusual matters or related party transactions. We must hold an annual shareholders meeting open to all shareholders for personal attendance or by proxy at each shareholder's determination.

Most state corporation statutes in the United States require a public company to hold an annual meeting for the election of directors and for the consideration of other appropriate matters. The state statutes also include general provisions relating to shareholder voting and meetings. Apart from the timing of when an annual meeting must be held and the percentage of shareholders required to call an annual meeting, or an extraordinary meeting, there are generally no material differences between Canadian and United States law respecting annual meetings and extraordinary meetings.

No Limitations on the Right to Own Securities

There are no limitations under our Articles or in the CBCA that address the right of persons who are not citizens of Canada to hold or vote common shares.

Restrictions on Change in Control, Merger, Acquisition or Corporate Restructuring

Neither our Articles nor our By-Laws contain any provision that would have the effect of delaying, deferring or preventing a change of control, or that would operate only with respect to a merger, acquisition or corporate restructuring involving the Company.

The CBCA does not contain any provision that would have the effect of delaying, deferring or preventing a change of control of a company.

Generally, there are no significant differences between Canadian and United States law in this regard, as many state corporation statutes also do not contain such provisions and only empower a company’s board of directors to adopt such provisions.

Ownership Threshold Requiring Public Disclosure

Neither our Articles nor our By-Laws require disclosure of share ownership. Share ownership of director nominees must be reported annually in proxy materials sent to our shareholders. Canadian provincial securities legislation requires that a shareholder disclose ownership of 10% or more of the shares (and any further increases of 2% or more) of the Company by issuing a news release and filing a report (both containing prescribed disclosure) with the Securities Commissions in those provinces. They also require the Company to disclose, in its information circular sent out for an annual meeting or special meeting, the names of holders known to the Company to beneficially own more than 10% of the Company’s issued and outstanding shares. All insider trading reports filed by our insiders pursuant to Canadian securities legislation are available on the Internet at www.sedi.ca.

Most state corporation statutes do not contain provisions governing the threshold above which shareholder ownership must be disclosed. United States federal securities laws require a company that is subject to the reporting requirements of the Exchange Act to disclose, in its annual reports filed with the SEC those shareholders who own more than 5% of a corporation’s issued and outstanding shares.

Significant Differences between U.S. Law and the Law Applicable to Company

Differences in the law between the United States and Canada, where applicable, have been explained above within each category.

Changes to the Company’s Capital

There are no conditions imposed by our Articles which are more stringent than those required by the CBCA.

C.	Material Contracts

The Company has entered into the following material contracts in the two years prior to December 15, 2008:

Contract	Date	Parties	Description
Consulting Agreement	October 1, 2008	AMG Oil and PCL	Provides for consulting compensation of CDN$5,000 per month to PCL on an ongoing basis for various consulting and advisory services in relation to seeking appropriate prospects.

D.	Exchange Controls

There is no law or governmental decree or regulation in Canada that restricts the export or import of capital, or affects the remittance of dividends, interest or other payments to a non-resident holder of common shares of the Company, other than withholding tax requirements. See “Taxation”.

There is no limitation imposed by Canadian law or by the charter or other constituent documents of the Company on the right of a non-resident to hold or vote common shares of the Company, other than as provided in the Investment Canada Act (Canada) (“Investment Act”).

The following discussion summarizes the principal features of the Investment Act for a nonresident who proposes to acquire common shares of the Company. It is general only, it is not a substitute for independent legal advice from an investor’s own advisor, and it does not anticipate statutory or regulatory amendments.

The Investment Act is a federal statute of broad application regulating the establishment and acquisition of Canadian businesses by non-Canadians, including individuals, governments or agencies thereof, corporations, partnerships, trusts or joint ventures (each an “entity”). Non-Canadians proposing to establish a new Canadian business or acquire control of an existing Canadian business must file either an application for review (before completing the investment) or a post-closing notification (within 30 days of implementation of the investment) to the Director of Investments, who is appointed by the Minister of Industry. Whether a post-closing notification or a full application for review will be required will depend on the type of Canadian business involved and the value of the business. If an investment is reviewable under the Investment Act, the Investment Act prohibits implementation of the investment unless the Minster of Industry is satisfied that the investment is likely to be of net benefit to Canada.

A non-Canadian would acquire control of the Company for the purposes of the Investment Act through the acquisition of common shares if the non-Canadian acquired a majority of the common shares of the Company. Further, the acquisition of less than a majority but one third or more of the common shares of the Company would be presumed to be an acquisition of control of the Company unless it could be established that, on the acquisition, the Company was not controlled in fact by the acquirer through the ownership of common shares.

For a direct acquisition that would result in an acquisition of control of the Company, subject to the exception for “WTO-investors” that are controlled by persons who are resident in World Trade Organization (“WTO”) member nations, a proposed investment would be reviewable where the value of the acquired assets is CAD $5 million or more, or if an order for review was made by the federal cabinet on the grounds that the investment related to Canada’s cultural heritage or national identity, regardless of the value of the assets of the Company.

For a proposed indirect acquisition that would result in an acquisition of control of the Company through the acquisition of a non-Canadian parent entity, the investment would be reviewable where (a) the value of the Canadian assets acquired in the transaction is CAD $50 million or more, or (b) the value of the Canadian assets is greater than 50% of the value of all of the assets acquired in the transaction and the value of the Canadian assets is CAD $5 million or more.

In the case of a direct acquisition by or from a “WTO investor”, the threshold is significantly higher, and is adjusted for inflation each year. The 2008 threshold is CAD$295 million. Other than the exception noted below, an indirect acquisition involving a WTO investor is not reviewable under the Investment Act.

The higher WTO threshold for direct investments and the exemption for indirect investments do not apply where the relevant Canadian business is carrying on the following businesses that have been deemed to be sensitive: (i) the production of uranium and the ownership of an interest in a producing uranium property in Canada; (ii) the provision of any “financial service”; (iii) the provision of any “transportation service”; or (iv) a “cultural business”.

Certain transactions relating to common shares of the Company are exempt from the Investment Act, including

(a)	acquisition of common shares of the Company by a person in the ordinary course of that person’s business as a trader or dealer in securities,

(b)

acquisition of control of the Company in connection with the realization of security granted for a loan or other financial assistance and not for a purpose related to the provisions on the Investment Act, and

(c)

acquisition of control of the Company by reason of an amalgamation, merger, consolidation or corporate reorganization following which the ultimate direct or indirect control in fact of the Company, through the ownership of common shares, remained unchanged.

E.	Taxation

Certain Canadian Federal Income Tax Information for United States Residents

The following summarizes the principal Canadian federal income tax considerations generally applicable to the holding and disposition of common shares of the Company by a holder (a) who, for the purposes of the Income Tax Act (Canada) (the “Tax Act”) and at all relevant times, is not resident in or deemed to be resident in Canada, deals at arm’s length with the Company, holds the common shares as capital property, and (b) who, for the purposes of the Canada-United States Income Tax Convention (the “Treaty”) and at all relevant times, is a resident of the United States, has never been a resident of Canada, has not held or used (and does not hold or use) common shares in connection with a permanent establishment or fixed base in Canada or otherwise in or in respect of a business in Canada, and who qualifies for the full benefits of the Treaty. Holders who meet all such criteria in clauses (a) and (b) are referred to herein as a “U.S. Holder” or “U.S. Holders”, and this summary only addresses such U.S. Holders. The summary does not deal with special situations, such as particular circumstances of traders or dealers, limited liability companies, tax-exempt entities, insurers, financial institutions (including those to which the mark-to-market provisions of the Tax Act apply), or otherwise.

This summary is based on the current provisions of the Tax Act and the regulations thereunder, the current provisions of the Treaty, all proposed amendments to the Tax Act and regulations, and to the Treaty, publicly announced by the Minister of Finance (Canada) to the date hereof, and our understanding of the current administrative practices of the Canada Revenue Agency. It has been assumed that all currently proposed amendments will be enacted as proposed and that there will be no other relevant change in any governing law, the Treaty or administrative policy, although no assurance can be given in these respects. This summary does not take into account provincial, U.S. or other foreign income tax considerations, which may differ significantly from those discussed herein. The summary also assumes that the Company will be treated as a resident of Canada for purposes of the Tax Act and the Treaty. No opinion or tax ruling has been sought or obtained in respect of any assumption made in this summary.

This summary is not exhaustive of all possible Canadian income tax consequences. It is not intended as legal or tax advice to any particular holder of common shares and should not be so construed. The tax consequences to any particular holder of common shares will vary according to the status of that holder as an individual, trust, corporation or member of a partnership, the jurisdictions in which that holder is subject to taxation and, generally, according to that holder’s particular circumstances.

Each holder should consult the holder’s own tax advisor with respect to the income tax consequences applicable to the holder’s own particular circumstances.

Dividends

Dividends paid or deemed to be paid or credited by the Company to a U.S. Holder are subject to Canadian withholding tax. Under the Treaty, the rate of withholding tax on dividends paid to a U.S. Holder is generally limited to 15% of the gross dividend (or 5% in the case of corporate shareholders owning at least 10% of the Company’s voting shares).

Disposition

A U.S. Holder is subject to tax under the Tax Act in respect of a capital gain realized on the sale or other disposition of a common share of a Canadian company if the U.S. Holder holds the common share as “taxable Canadian property” for purposes of the Tax Act and is not entitled to relief under the Treaty.

Common shares of the Company are “taxable Canadian property” to all U.S. Holders currently. A U.S. Holder may qualify for relief under the Treaty in respect of tax under the Tax Act on such capital gain only if and provided that, at the time of sale or other disposition, the value of the shares of the Company is not derived principally from “real property” situated in Canada, as defined for purposes of the Treaty. Even where such Treaty relief would be available, the U.S. Holder should consult with the U.S. Holder’s own tax advisors regarding the procedure for claiming the relief in a relevant Canadian tax return reporting the sale or other disposition. Certain additional Canadian tax reporting and compliance requirements may also apply, depending in part on whether the common shares are held as “treaty-exempt property” as defined for purposes of the Tax Act. U.S. Holders are advised to consult with their own tax advisors regarding all applicable tax reporting and compliance procedures in advance of any disposition of common shares.

U.S. Taxation Effects

The following is a general discussion of the material U.S. Federal income tax laws for U.S. Holders (as defined below) that hold common shares in the Company as a capital asset, as defined under U.S. Federal income tax law, and is limited to discussion of U.S. Holders that own less than 10% of the common shares. This discussion does not address all potentially relevant U.S. Federal income tax matters and it does not address consequences peculiar to persons subject to special provisions of U.S. Federal income tax law, such as those described below as excluded from the definition of a U.S. Holder. In addition, this discussion does not cover any state, local or foreign tax consequences.

The following discussion is based upon the sections of the U.S. Internal Revenue Code of 1986, as amended to the date hereof (the “Code”), Treasury Regulations, published Internal Revenue Service (“IRS”) rulings, published administrative positions of the IRS and court decisions that are currently applicable, any or all of which could be materially and adversely changed, possibly on a retroactive basis, at any time. In addition, this discussion does not consider the potential effects, both adverse and beneficial, of any future legislation which, if enacted, could be applied, possibly on a retroactive basis, at any time.

THE FOLLOWING DISCUSSION IS FOR GENERAL INFORMATION ONLY AND IT IS NOT INTENDED TO BE, NOR SHOULD IT BE CONSTRUED TO BE, LEGAL OR TAX ADVICE TO ANY HOLDER OR PROSPECTIVE HOLDER OF COMMON SHARES OF THE COMPANY AND NO OPINION OR REPRESENTATION WITH RESPECT TO THE U.S. FEDERAL INCOME TAX CONSEQUENCES TO ANY SUCH HOLDER OR PROSPECTIVE HOLDER IS MADE. THE FOLLOWING DISCUSSION WAS NOT WRITTEN AND IS NOT INTENDED TO BE USED, AND CANNOT BE USED, BY ANY PERSON FOR THE AVOIDANCE OF ANY PENALTIES WITH RESPECT TO TAXES THAT MAY BE IMPOSED ON SUCH PERSON. ACCORDINGLY, U.S. HOLDERS AND PROSPECTIVE U.S. HOLDERS OF COMMON SHARES OF THE COMPANY SHOULD CONSULT THEIR OWN TAX ADVISORS ABOUT THE U.S. FEDERAL, STATE, LOCAL, AND FOREIGN TAX CONSEQUENCES OF PURCHASING, OWNING AND DISPOSING OF COMMON SHARES OF THE COMPANY.

U.S. Holders

As used herein, a “U.S. Holder” is a holder of common shares of the Company who or which is: (a) a citizen or individual resident (or is treated as a citizen or individual resident) of the United States for U.S. Federal income tax purposes; (b) a corporation, or other entity treated as a corporation for U.S. Federal income tax purposes, created or organized in the United States, including only the States and District of Columbia, or under the law of the United States or any State or Territory or any political subdivision thereof; (c) an estate, the income of which is includable in its gross income for U.S. Federal income tax purposes without regard to its source; or (d) a trust, if (i) a court within the United States is able to exercise primary supervision over the administration of the trust and (ii) one or more U.S. persons have the authority to control all substantial decisions of the trust; or the trust was in existence on August 20, 1996, and has a valid election in effect under applicable Treasury Regulations to be treated as a U.S. person. If a partnership, including any entity that is treated as a partnership for U.S. Federal income tax purposes, holds common shares of the Company, the treatment of a partner in the partnership will generally depend upon the status of the partner and the activities of the partnership. For purposes of this discussion, a U.S. Holder does not include persons subject to special provisions of U.S. Federal income tax law, such as (by way of example only) tax-exempt organizations, qualified retirement plans, financial institutions, insurance companies, real estate investment trusts, regulated investment companies, broker-dealers, holders who acquired their stock through the exercise of employee stock options or otherwise as compensation, taxpayers who have elected mark-to-market accounting, taxpayers who hold common shares as a position in a “straddle,” or as part of a “synthetic security” or hedge,” “conversion transaction” or other integrated investment, and U.S. Holders whose functional currency is not the U.S. dollar.

Distributions on Common Shares of the Company

Subject to the “Passive Foreign Investment Company” discussion below, U.S. Holders receiving dividend distributions (including constructive dividends) with respect to common shares of the Company are required to include in gross income for U.S. Federal income tax purposes the gross amount of such distributions, equal to the U.S. dollar value of such distributions on the date of receipt (based on the exchange rate on such date), to the extent that the Company has current or accumulated earnings and profits, without reduction for any Canadian or other foreign income tax withheld from such distributions. Such Canadian or other foreign tax withheld may be credited, subject to certain limitations, against the U.S. Holder’s U.S. Federal income tax liability or, alternatively, may be deducted in computing the U.S. Holder’s U.S. Federal taxable income by those who itemize deductions. (See more detailed discussion at “Foreign Tax Credit” below).

Dividends distributed by the Company (if any) to a non-corporate U.S. Holder may be eligible for the 15% maximum U.S. Federal income tax rate that applies to dividends received by individuals from certain foreign corporations prior to January 1, 2011. To the extent that distributions exceed current or accumulated earnings and profits of the Company, they will be treated first as a tax-free return of capital to the extent of the U.S. Holder’s adjusted basis in the common shares and thereafter as gain from the sale or exchange of the common shares. Preferential tax rates for long-term capital gains are applicable to a U.S. Holder that is an individual, estate or trust. There are currently no preferential tax rates for long-term capital gains for a U.S. Holder that is a corporation.

Dividends paid on the common shares of the Company generally will not be eligible for the dividends received deduction provided to corporations receiving dividends from certain U.S. corporations. A U.S. Holder that is a corporation may, under certain circumstances, be entitled to a dividends received deduction for the U.S. source portion of dividends received from a “qualified 10-percent owned foreign corporation” (other than a passive foreign investment company) if such U.S. Holder owns shares representing at least 10% of the voting power and value of such corporation. The availability of this deduction is subject to several complex limitations that are beyond the scope of this discussion.

Information Reporting and Backup Withholding

Under current Treasury Regulations, dividends paid on the Company’s common shares, if any, generally will not be subject to information reporting and generally will not be subject to U.S. backup withholding tax. However, dividends and the proceeds from a sale of the Company’s common shares paid in the United States through a U.S. or U.S. related paying agent (including a broker) will be subject to U.S. information reporting requirements and may also be subject to the 28% U.S. backup withholding tax, unless the paying agent is furnished with a duly completed and signed IRS Form W-9. Any amounts withheld under the U.S. backup withholding tax rules will be allowed as a refund or a credit against the U.S. Holder’s U.S. Federal income tax liability, provided the required information is furnished to the IRS.

Foreign Tax Credit

A U.S. Holder who pays (or has withheld from distributions) Canadian or other foreign income tax with respect to the ownership of common shares of the Company may be entitled, at the option of the U.S. Holder, to either a deduction or a tax credit for such foreign tax paid or withheld. Generally, it will be more advantageous to claim a credit because a credit reduces U.S. Federal income taxes on a dollar-for-dollar basis, while a deduction merely reduces the taxpayer’s income subject to tax. This election is made on a year-by-year basis and applies to all foreign taxes paid by (or withheld from) the U.S. Holder during that year. There are significant and complex limitations that apply to the credit, among which is the general limitation that the credit cannot exceed the proportionate shares of the U.S. Holder’s U.S. Federal income tax liability that the U.S. Holder’s foreign source income bears to his, her or its worldwide taxable income. In the determination of the application of this limitation, the various items of income and deduction must be classified into foreign and U.S. sources. Complex rules govern this classification process. This limitation is calculated separately with respect to “passive income” and “general category income,” i.e., income that is other than “passive income.” The availability of the foreign tax credit and the application of the limitations on the credit are fact specific, and U.S. Holders and prospective U.S. Holders of common shares of the Company should consult their own tax advisors regarding their individual circumstances.

Disposition of Common Shares of the Company

Subject to the “Passive Foreign Investment Company” discussion below, a U.S. Holder will recognize gain or loss upon the sale or other taxable disposition of common shares of the Company equal to the difference, if any, between the amount of cash plus the fair market value of any property received, and the Holder’s adjusted tax basis in the common shares of the Company. This gain or loss will be capital gain or loss if the common shares are a capital asset in the hands of the U.S. Holder. Any capital gain or loss will be a long-term gain if the U.S. Holder’s holding period for the Company’s common shares is more than one year. Gains and losses are netted and combined according to special rules in arriving at the overall capital gain or loss for a particular tax year. Deductions for net capital losses are subject to significant limitations. A non-corporate U.S. Holder may deduct capital losses not offset by capital gains against such Holder’s ordinary income up to a maximum annual amount of $3,000 ($1,500 for married taxpayers filing separately), and any unused portion of such net capital loss may be carried over to be used indefinitely in later tax years until such net capital loss is thereby exhausted. A corporate U.S. Holder (other than corporations subject to Subchapter S of the Code), may deduct capital losses only to the extent of its capital gains, and any unused net capital loss may be carried back three years from the loss year and carried forward five years from the loss year to be offset against capital gains until such net capital loss is thereby exhausted.

Other Considerations

Set forth below are certain material exceptions to the above-described general rules describing the United States federal income tax consequences resulting from the holding and disposition of common shares:

Foreign Investment Company

If 50% or more of the combined voting power or total value of our outstanding shares is held, directly or indirectly, by citizens or residents of the United States, United States domestic partnerships or corporations, or estates or trusts other than foreign estates or trusts (as defined by the Code Section 7701(a)(31)), and we are found to be engaged primarily in the business of investing, reinvesting, or trading in securities, commodities, or any interest therein, it is possible that we may be treated as a “foreign investment company” as defined in Section 1246 of the Code, causing all or part of any gain realized by a U.S. Holder selling or exchanging common shares to be treated as ordinary income rather than capital gain. We do not believe that we currently qualify as a foreign investment company. However, there can be no assurance that we will not be considered a foreign investment company for the current or any future taxable year.

Passive Foreign Investment Company

United States income tax law contains rules governing “passive foreign investment companies” (“PFIC”) which can have significant tax effects on U.S. Holders of foreign corporations. These rules do not apply to non-U.S. Holders. Section 1297 of the Code defines a PFIC as a corporation that is not formed in the United States if, for any taxable year, either (i) 75% or more of its gross income is “passive income,” which includes interest, dividends and certain rents and royalties or (ii) the average percentage, by fair market value (or, if the corporation is not publicly traded and either is a controlled foreign corporation or makes an election, by adjusted tax basis), of its assets that produce or are held for the production of “passive income” is 50% or more. We appear to have been a PFIC for the fiscal year ended December 31, 2008 and we may also qualify as a PFIC in future fiscal years. Each of our U.S. Holders is urged to consult a tax advisor with respect to how the PFIC rules affect such U.S. Holder’s tax situation.

Each of our U.S. Holders who holds stock in a foreign corporation during any year in which such corporation qualifies as a PFIC is subject to United States federal income taxation under one of three alternative tax regimes at the election of such U.S. Holder. The following is a discussion of such alternative tax regimes applied to such U.S. Holders of our stock. In addition, special rules apply if a foreign corporation qualifies as both a PFIC and a “controlled foreign corporation” (as defined below) and a U.S. Holder owns, actually or constructively, 10% or more of the total combined voting power of all classes of stock entitled to vote of such foreign corporation (See more detailed discussion at “Controlled Foreign Corporation” below).

A U.S. Holder who elects to treat us as a qualified electing fund (“QEF”) will be subject, under Section 1293 of the Code, to current federal income tax for any taxable year to which the election applies in which we qualify as a PFIC on his pro rata share of our (i) “net capital gain” (the excess of net long-term capital gain over net short-term capital loss), which will be taxed as long-term capital gain, and (ii) “ordinary earnings” (the excess of earnings and profits over net capital gain), which will be taxed as ordinary income, in each case, for the shareholder’s taxable year in which (or with which) our taxable year ends, regardless of whether such amounts are actually distributed. A U.S. Holder’s tax basis in the common shares will be increased by any such amount that is included in income but not distributed.

The procedure a U.S. Holder must comply with in making an effective QEF election, and the consequences of such election, will depend on whether the year of the election is the first year in the U.S. Holder’s holding period in which we are a PFIC. If the U.S. Holder makes a QEF election in such first year, i.e., a “timely” QEF election, then the U.S. Holder may make the QEF election by simply filing the appropriate documents at the time the U.S. Holder files his tax return for such first year. If, however, we qualified as a PFIC in a prior year during the U.S. Holder’s holding period, then, in order to avoid the Section 1291 rules discussed below, in addition to filing documents, the U.S. Holder must elect to recognize under the rules of Section 1291 of the Code (discussed herein), (i) any gain that he would otherwise recognize if the U.S. Holder sold his stock on the qualification date or (ii) if we are a controlled foreign corporation, the U.S. Holder’s pro rata share of our post-1986 earnings and profits as of the qualification date. The qualification date is the first day of our first tax year in which we qualified as a QEF with respect to such U.S. Holder. For purposes of this discussion, a U.S. Holder who makes (i) a timely QEF election, or (ii) an untimely QEF election and either of the above-described gain-recognition elections under Section 1291 is referred to herein as an “Electing U.S. Holder.” A U.S. Holder who holds common shares at any time during a year of ours in which we are a PFIC and who is not an Electing U.S. Holder (including a U.S. Holder who makes an untimely QEF election and makes neither of the above-described gain-recognition elections) is referred to herein as a “Non-Electing U.S. Holder.” An Electing U.S. Holder (i) generally treats any gain realized on the disposition of his Journey common shares as capital gain; and (ii) may either avoid interest charges resulting from PFIC status altogether, or make an annual election, subject to certain limitations, to defer payment of current taxes on his share of our annual realized net capital gain and ordinary earnings subject, however, to an interest charge. If the U.S. Holder is not a corporation, any interest charge imposed under the PFIC regime would be treated as “personal interest” that is not deductible.

In order for a U.S. Holder to make (or maintain) a valid QEF election, we must provide certain information regarding our net capital gains and ordinary earnings and permit our books and records to be examined to verify such information. We intend to make the necessary information available to U.S. Holders to permit them to make (and maintain) QEF elections with respect to us. We urge each U.S. Holder to consult a tax advisor regarding the availability of, and procedure for making, the QEF election.

A QEF election, once made with respect to us, applies to the tax year for which it was made and to all subsequent tax years, unless the election is invalidated or terminated, or the IRS consents to revocation of the election. If a QEF election is made by a U.S. Holder and we cease to qualify as a PFIC in a subsequent tax year, the QEF election will remain in effect, although not applicable, during those tax years in which we do not qualify as a PFIC. Therefore, if we again qualify as a PFIC in a subsequent tax year, the QEF election will be effective and the U.S. Holder will be subject to the rules described above for Electing U.S. Holders in such tax year and any subsequent tax years in which we qualify as a PFIC. In addition, the QEF election remains in effect, although not applicable, with respect to an Electing U.S. Holder even after such U.S.

Holder disposes of all of his or its direct and indirect interest in our shares. Therefore, if such U.S. Holder reacquires an interest in us, that U.S. Holder will be subject to the rules described above for Electing U.S. Holders for each tax year in which we qualify as a PFIC.

In the case of a Non-Electing U.S. Holder, special taxation rules under Section 1291 of the Code will apply to (i) gains realized on the disposition (or deemed to be realized by reasons of a pledge) of his Journey common shares and (ii) certain “excess distributions,” as defined in Section 1291(b), by us.

A Non-Electing U.S. Holder generally would be required to pro rate all gains realized on the disposition of his Journey common shares and all excess distributions on his Journey common shares over the entire holding period for the common shares. All gains or excess distributions allocated to prior years of the U.S. Holder (excluding any portion of the holder’s period prior to the first day of the first year of Journey (i) which began after December 31, 1986, and (ii) for which we were a PFIC) would be taxed at the highest tax rate for each such prior year applicable to ordinary income. The Non-Electing U.S. Holder also would be liable for interest on the foregoing tax liability for each such prior year calculated as if such liability had been due with respect to each such prior year. A Non-Electing U.S. Holder that is not a corporation must treat this interest charge as “personal interest” which, as discussed above, is wholly non-deductible. The balance, if any, of the gain or the excess distribution will be treated as ordinary income in the year of the disposition or distribution, and no interest charge will be incurred with respect to such balance. In certain circumstances, the sum of the tax and the PFIC interest charge may exceed the amount of the excess distribution received, or the amount of proceeds of disposition realized, by the U.S. Holder.

If we are a PFIC for any taxable year during which a Non-Electing U.S. Holder holds our common shares, then we will continue to be treated as a PFIC with respect to such common shares, even if it is no longer definitionally a PFIC. A Non-Electing U.S. Holder may terminate this deemed PFIC status by electing to recognize gain (which will be taxed under the rules discussed above for Non-Electing U.S. Holders) as if such common shares had been sold on the last day of the last taxable year for which it was a PFIC.

Effective for tax years of U.S. Holders beginning after December 31, 1997, U.S. Holders who hold (actually or constructively) marketable stock of a foreign corporation that qualifies as a PFIC may elect to mark such stock to the market annually (a “mark-to-market election”). If such an election is made, such U.S. Holder will generally not be subject to the special taxation rules of Section 1291 discussed above. However, if the mark-to-market election is made by a Non-Electing U.S. Holder after the beginning of the holding period for the PFIC stock, then the Section 1291 rules will apply to certain dispositions of, distributions on and other amounts taxable with respect to our common shares. A U.S. Holder who makes the mark-to-market election will include in income for each taxable year for which the election is in effect an amount equal to the excess, if any, of the fair market value of our common shares as of the close of such tax year over such U.S. Holder’s adjusted basis in such common shares. In addition, the U.S. Holder is allowed a deduction for the lesser of (i) the excess, if any, of such U.S. Holder’s adjusted tax basis in the common shares over the fair market value of such shares as of the close of the tax year, or (ii) the excess, if any, of (A) the mark-to-market gains for our common shares included by such U.S. Holder for prior tax years, including any amount which would have been treated as a mark-to-market gain for any prior tax year but for the Section 1291 rules discussed above with respect to Non-Electing U.S. Holders, over (B) the mark-to-market losses for shares that were allowed as deductions for prior tax years. A U.S. Holder’s adjusted tax basis in our common shares will be adjusted to reflect the amount included in or deducted from income as a result of a mark-to-market election. A mark-to-market election applies to the taxable year in which the election is made and to each subsequent taxable year, unless our common shares cease to be marketable, as specifically defined, or the IRS consents to revocation of the election. Because the IRS has not established procedures for making a mark-to-market election, U.S. Holders should consult their tax advisor regarding the manner of making such an election. No view is expressed regarding whether our common shares are marketable for these purposes or whether the election will be available.

Under Section 1291(f) of the Code, the IRS has issued Proposed Treasury Regulations that, subject to certain exceptions, would treat as taxable certain transfers of PFIC stock by Non-Electing U.S. Holders that are generally not otherwise taxed, such as gifts, exchanges pursuant to corporate reorganizations, and transfers at death. Generally, in such cases the basis of our common shares in the hands of the transferee and the basis of any property received in the exchange for those common shares would be increased by the amount of gain recognized. Under the Proposed Treasury Regulations, an Electing U.S. Holder would not be taxed on certain transfers of PFIC stock, such as gifts, exchanges pursuant to corporate reorganizations, and transfers at death. The transferee’s basis in this case will depend on the manner of the transfer. In the case of a transfer by an Electing U.S. Holder upon death, for example, the transferee’s basis is generally equal to the fair market value of the Electing U.S. Holder’s common shares as of the date of death under Section 1014 of the Code. The specific tax effect to the U.S. Holder and the transferee may vary based on the manner in which the common shares are transferred. Each U.S. Holder of our shares is urged to consult a tax advisor with respect to how the PFIC rules affect his or its tax situation.

Whether or not a U.S. Holder makes a timely QEF election with respect to our common shares, certain adverse rules may apply in the event that we are a PFIC and any foreign corporation in which we directly or indirectly holds shares is a PFIC (a “lower-tier PFIC”). Pursuant to certain Proposed Treasury Regulations, a U.S. Holder would be treated as owning his or its proportionate amount of any lower-tier PFIC shares, and generally would be subject to the PFIC rules with respect to such indirectly-held PFIC shares unless such U.S. Holder makes a timely QEF election with respect thereto. We intend to make the necessary information available to U.S. Holders to permit them to make (and maintain) QEF elections with respect to each subsidiary of ours that is a PFIC.

Under the Proposed Treasury Regulations, a U.S. Holder who does not make a timely QEF election with respect to a lower-tier PFIC generally would be subject to tax (and the PFIC interest charge) on (i) any excess distribution deemed to have been received with respect to his or its lower-tier PFIC shares and (ii) any gain deemed to arise from a so-called “indirect disposition” of such shares. For this purpose, an indirect disposition of lower-tier PFIC shares would generally include (i) a disposition by us (or an intermediate entity) of lower-tier PFIC shares, and (ii) any other transaction resulting in a diminution of the U.S. Holder’s proportionate ownership of the lower-tier PFIC, including an issuance of additional common shares by us (or an intermediate entity). Accordingly, each prospective U.S. Holder should be aware that he or it could be subject to tax even if such U.S. Holder receives no distributions from us and does not dispose of his or its common shares. We strongly urge each prospective U.S. Holder to consult a tax advisor with respect to the adverse rules applicable, under the Proposed Treasury Regulations, to U.S. Holders of lower-tier PFIC shares.

Certain special, generally adverse, rules will apply with respect to our common shares while we are a PFIC unless the U.S. Holder makes a timely QEF election. For example under Section 1298(b)(6) of the Code, a U.S. Holder who uses PFIC stock as security for a loan (including a margin loan) will, except as may be provided in regulations, be treated as having made a taxable disposition of such shares.

Controlled Foreign Corporation

If more than 50% of the total combined voting power of all our of shares entitled to vote or the total value of our shares is owned, actually or constructively, by citizens or residents of the United States, United States domestic partnerships or corporation, or estates or trusts other than foreign estates or trusts (as defined by the Code Section 7701(a)(31)), each of which own, actually or constructively, 10% or more of the total combined voting power of all of our classes of shares entitled to vote (“United States Shareholder”), we could be treated as a controlled foreign corporation (“CFC”) under Subpart F of the Code. This classification would affect many complex results, one of which is the inclusion of certain income of a CFC which is subject to current U.S. tax. The United States generally taxes United States Shareholders of a CFC currently on their pro rata shares of the Subpart F income of the CFC. Such United States Shareholders are generally treated as having received a current distribution out of the CFC’s Subpart F income and are also subject to current U.S. tax on their pro rata shares of increases in the CFC’s earnings invested in U.S. property. The foreign tax credit described above may reduce the U.S. tax on these amounts. In addition, under Section 1248 of the Code, gain from the sale or exchange of shares by a U.S. Holder of our common shares which is or was a United States Shareholder at any time during the five-year period ending on the date of the sale or exchange is treated as ordinary income to the extent of earnings and profits of Journey attributable to the shares sold or exchanged. If a foreign corporation is both a PFIC and a CFC, the foreign corporation generally will not be treated as a PFIC with respect to United States Shareholders of the CFC. This rule generally will be effective for taxable years of United States Shareholders beginning after 1997 and for taxable years of foreign corporations ending with or within such taxable years of United States Shareholders. Special rules apply to United States Shareholders who are subject to the special taxation rules under Section 1291 discussed above with respect to a PFIC. Because of the complexity of Subpart F, a more detailed review of these rules is outside of the scope of this discussion. We do not believe that we currently qualify as a CFC. However, there can be no assurance that we will not be considered a CFC for the current or any future taxable year.

F.	Dividends and Paying Agents

Not applicable.

G.	Statement by Experts

Not applicable.

H.	Documents on Display

Documents concerning the Company which are referred to in this document may be inspected in our corporate office at 2901-1050 Burrard Street, Vancouver, British Columbia, Canada, V6Z 2S3 or at the address of the Company’s registered office at 1500-1055 West Georgia Street, Vancouver, British Columbia, Canada, V6E 4N7. Copies of the Company’s financial statements and other continuous disclosure documents that are filed with the SEC and can be viewed at: www.sec.gov.

I.	Subsidiary Information

See Item 4.C - “Organizational Structure”.

ITEM 11.	QUANTITATIVE AND QUALITATIVE DISCLOSURES ABOUT MARKET RISK

We are currently not subject to any material market risks.

ITEM 12.	DESCRIPTION OF SECURITIES OTHER THAN EQUITY SECURITIES

Not applicable.

PART II

ITEM 13.	DEFAULTS, DIVIDEND ARREARAGES AND DELINQUENCIES

None.

ITEM 14.	MATERIAL MODIFICATIONS TO THE RIGHTS OF SECURITY HOLDERS AND USE OF PROCEEDS

Not applicable.

ITEM 15.	CONTROLS AND PROCEDURES

Evaluation of Disclosure Controls and Procedures

The Company maintains disclosure controls and procedures that are designed to ensure that information required to be disclosed on reports that the Company files under the Exchange Act is recorded, processed, summarized and reported within the time periods specified in the Exchange Act Rules and forms.

Our Chief Executive Officer and Chief Financial Officer, after evaluating the effectiveness of our disclosure controls and procedures (as defined in Exchange Act Rules 13a-15(e) and 15d-15(e)) as of September 30, 2008, concluded that, as of such date, our disclosure controls and procedures were effective in ensuring that information required to be disclosed by the Company was recorded, processed, summarized and reported within the time periods specified in the Exchange Act Rules and forms.

Management’s Annual Report on Internal Control Over Financial Reporting

The Company’s management is responsible for establishing and maintaining adequate internal control over financial reporting as defined in Rules 13a-15(f) and 15d-15(f) under the Exchange Act. The Company’s internal control over financial reporting is a process designed by, or under the supervision of, the Company’s Chief Executive Officer and Chief Financial Officer, and effected by the Company’s Board, management and other personnel, to provide reasonable assurance regarding the reliability of financial reporting and the preparation of the financial statements for external purposes in accordance with generally accepted accounting principles. Because of its inherent limitations, internal control over financial reporting may not prevent or detect misstatements. Also, projections of any evaluation of effectiveness to future periods are subject to the risk that controls may become inadequate because of changes in conditions, or that the degree of compliance with the policies or procedures may deteriorate.

Under the supervision and with the participation of our management, including the Company’s Chief Executive Officer and Chief Financial Officer, we conducted an evaluation of the effectiveness of the Company’s internal control over financial reporting as of September 30, 2008. In making this evaluation, management used the framework set forth in Internal Control –Integrated Framework issued by the Committee of Sponsoring Organizations of the Treadway Commission. Based on this evaluation, management concluded that as of September 30, 2008, the Company’s internal control over financial reporting was effective.

Attestation Report of Registered Public Accounting Firm

This Annual Report does not include a report of management’s assessment regarding internal control over financing reporting or an attestation report of the Company’s registered public accounting firm regarding internal control over financial reporting due to a transition period under SEC rules for non-accelerated filers.

Changes in Internal Controls Over Financial Reporting

During the year ended September 30, 2008, there were no changes in our internal control over financial reporting (as defined in Rules 13a-15(f) and 15d-15(f) of the Exchange Act) that have materially affected, or are reasonably likely to materially affect, our internal control over financial reporting.

ITEM 16.	[Reserved]

ITEM 16A.	AUDIT COMMITTEE FINANCIAL EXPERT

The Company has an audit committee comprised of Michael Hart, John Campbell and Dan Brown. Our Board has determined that Mr. Campbell is an “audit committee financial expert” and is “independent” as defined in the listing standards of American Stock Exchange.

ITEM 16B.	CODE OF ETHICS

The Company has adopted a corporate code of ethics that applies to the Company’s Chief Executive Officer and Chief Financial Officer. A copy of our code of ethics may be requested, free of charge, from the Company’s corporate office at 2901-1050 Burrard Street, Vancouver,

British Columbia, Canada, V6Z 2S3, Attention: Investor Relations. In addition, a copy of the code of ethics was filed as an exhibit to the Company’s Form 10-KSB filed for the Company’s 2003 fiscal year. The Company believes that the code of ethics is reasonably designed to deter wrongdoing and promote honest and ethical conduct; provide full, fair, accurate, timely and understandable disclosure in public reports; comply with applicable laws; ensure prompt internal reporting of code violations; and provide accountability for adherence to the code.

ITEM 16C.	PRINCIPAL ACCOUNTANT FEES AND SERVICES

Principal Accountant Service	For the fiscal year ended September 30, 2008 (CDN$)	For the fiscal year ended September 30, 2007 (CDN$)
Audit Fees (1)	$33,042	$12,500
Audit Related Fees (2)	-	-
Tax Fees (3)	-	-
All Other Fees (4)	-	-

(1)

“Audit Fees” include fees necessary to perform the annual audit and quarterly reviews of the Company’s financial statements and include both the fees of the Company’s principal auditor, Smythe Ratcliffe LLP, Chartered Accountants. Audit fees also include fees for review of tax provisions and for accounting consultations on matters reflected in the financial statements. Audit Fees also include audit or other attest services required by legislation or regulation, such as comfort letters, consents, reviews of securities filings and statutory audits.

(2)

“Audit-Related Fees” include services that are traditionally performed by the auditor. These audit-related services include employee benefit audits, due diligence assistance, accounting consultations on proposed transactions, internal control reviews and audit or attest services not required by legislation or regulation.

(3)

“Tax Fees” include fees for all tax services other than those included in “Audit Fees” and “Audit-Related Fees”. This category includes fees for tax compliance, tax planning and tax advice. Tax planning and tax advice includes assistance with tax audits and appeals, tax advice related to mergers and acquisitions, and requests for rulings or technical advice from tax authorities.

(4)	“All Other Fees” include all other non-audit services.

The nature of the services provided by Smythe Ratcliffe LLP, Chartered Accountants (“Smythe”) under each of the categories indicated in the table is described below.

Pre-Approval Policies and Procedures

It is within the mandate of the Company’s audit committee to approve all audit and non-audit related fees paid to the independent auditors. The audit committee has pre-approved specifically identified non-audit related services, including tax compliance, review of tax returns, documentation of processes and controls as submitted to the audit committee from time to time over the past two years. The auditors also present the estimate for the annual audit related services to the committee for approval prior to undertaking the annual audit of the financial statements.

Change of Auditor

On September 26, 2007, Telford Sadovnick, P.L.L.C. (“Telford”), voluntarily resigned as principal independent registered public accounting firm of the Company. The Company engaged Smythe, as its principal independent registered public accounting firm effective October 3, 2007.

The decision to engage Smythe as its principal independent registered public accounting firm has been approved by the Board.

During the period of Telford’s engagement as the Company's principal independent registered public accounting firm from January 25, 1999 to September 26, 2007, there were no disagreements with Telford on any matter of accounting principles or practices, financial statement disclosure or review scope or procedures. Telford prepared: (a) a report dated December 12, 2005 on the balance sheets of the Company as at September 30, 2005 and 2004, and the related statements of operations, changes in stockholders’ equity and cash flows for each of the three years in the period ended September 30, 2005, and the statements of operations cash flows for the period from inception on February 20, 1997 to September 30, 2005; and (b) a report dated November 17, 2006 on the balance sheets of the Company as at September 30, 2006 and 2005, and the related statements of operations, statement of stockholders’ equity and cash flows for each of the three years in the period ended September 30, 2006, and the statements of operations and cash flows for the period from inception on February 20, 1997 to September 30, 2006. Such reports did not contain an adverse opinion or disclaimer of opinion, nor were they modified as to uncertainty, audit scope, or accounting principles, other than to state that there is substantial doubt as to the ability of the Company to continue as a going concern. Telford has not advised the Company of any reportable event or default listed in paragraph (iv) of Regulation S-B Item 304(a)(1).

The Company has provided Telford with a copy of the foregoing disclosures and has requested in writing that Telford furnish it with a letter addressed to the SEC stating whether or not they agree with such disclosures. The Company has received the requested letter from Telford wherein they have confirmed their agreement to the Company’s disclosures. A copy of Telford’s letter has been filed as an exhibit to our report on Form 8-K/A filed with the SEC on November 15, 2007.

ITEM 16D.	EXEMPTIONS FROM THE LISTING STANDARDS FOR AUDIT COMMITTEES

Not applicable.

ITEM 16E.	PURCHASES OF EQUITY SECURITIES BY THE ISSUER AND AFFILIATED PURCHASERS

Not applicable.

PART III

ITEM 17.	FINANCIAL STATEMENTS

Financial Statements begin on page 1 below.

The financial statements and Report of the independent Auditors are filed as part of the Company’s Annual Report.

AMG OIL LTD.
(An Exploration Stage Enterprise)

Financial Statements
(Expressed in United States Dollars)

For the Years Ended September 30, 2008 and 2007

REPORT OF INDEPENDENT REGISTERED PUBLIC ACCOUNTING FIRM

To the Directors and Stockholders of AMG Oil Ltd. (An Exploration Stage Enterprise)

We have audited the balance sheets of AMG Oil Ltd. (An Exploration Stage Enterprise) as at September 30, 2008 and 2007 and the related statements of operations, changes in stockholders' equity and cash flows for the years then ended and the cumulative totals for the exploration stage of operations and cash flows for the period from inception on February 20, 1997 to September 30, 2008. These financial statements are the responsibility of the Company's management. Our responsibility is to express an opinion on these financial statements based on our audits. The financial statements of the Company for the year ended September 2006 and the period from inception on February 20, 1997 through September 30, 2006 were audited by other auditors whose report dated November 17, 2006 expressed an unqualified opinion on those statements. Our opinion insofar as it relates to the cumulative totals for exploration stage operations from inception on February 20, 1997 through September 30, 2006, is based solely on the report of the other auditors.

We conducted our audits in accordance with standards of the Public Company Accounting Oversight Board (United States of America). Those standards require that we plan and perform an audit to obtain reasonable assurance whether the financial statements are free of material misstatement. An audit includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements. An audit also includes assessing the accounting principles used and significant estimates made by management, as well as evaluating the overall financial statement presentation. We believe that our audits and the report of the other auditors provide a reasonable basis for our opinion.

In our opinion, based on our audits and the report of the other auditors, these financial statements present fairly, in all material respects, the financial position of the Company as at September 30, 2008 and 2007 and the results of its operations and its cash flows for the years then ended and for the cumulative totals for the exploration stage of operations from inception on February 20, 1997 through September 30, 2008 in conformity with accounting principles generally accepted in the United States of America.

The accompanying financial statements have been prepared assuming the Company will continue as a going concern. As discussed in Note 1 to the financial statements, the Company is an exploration stage enterprise and has yet to establish any revenues from business operations. As a result, there is substantial doubt about the Company's ability to continue as a going concern. Management's plans in regard to these matters are also described in Note 1. The financial statements do not include any adjustments relating to the recoverability and classification of assets and liabilities that might result from the outcome of this uncertainty.

“Smythe Ratcliffe LLP” (signed)

Chartered Accountants
Vancouver, Canada
December 18, 2008

7th Floor, Marine Building	Fax:	604.688.4675
355 Burrard Street, Vancouver, BC	Telephone:	604.687.1231
Canada V6C 2G8	Web:	SmytheRatcliffe.com

REPORT OF INDEPENDENT REGISTERED PUBLIC ACCOUNTING FIRM

To the Board of Directors and Stockholders of AMG Oil Ltd. (An Exploration Stage Company)

We have audited the accompanying balance sheet of AMG Oil Ltd. (An Exploration Stage Company) (the “Company”) as at September 30, 2006, the related statement of operations, statement in stockholders’ equity and cash flows for the year then ended. These financial statements are the responsibility of the Company’s management. Our responsibility is to express an opinion on these financial statements based on our audits.

We conducted our audits in accordance with the standards of the Public Company Accounting Oversight Board (United States). Those standards require that we plan and perform an audit to obtain reasonable assurance about whether the financial statements are free of material misstatement. An audit includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements. An audit also includes assessing the accounting principles used and significant estimates made by management, as well as evaluating the overall financial statement presentation. We believe that our audits provide a reasonable basis for our opinion.

In our opinion, the financial statements referred to above present fairly, in all material respects, the financial position of AMG Oil Ltd. (An Exploration Stage Company) as at September 30, 2006, and the results of its operations and its cash flows for the year then ended in conformity with accounting principles generally accepted in the United States of America.

The accompanying financial statements have been prepared assuming the Company will continue as a going concern. As described in Note 1 to the financial statements, the Company is an exploration stage enterprise and has yet to establish any revenues from business operations. As a result, there is substantial doubt about the Company’s ability to continue as a going concern. Management’s plans in regard to these matters are also described in Note 1. The financial statements do not include any adjustments relating to the recoverability and classification of assets and liabilities that might result from the outcome this uncertainty.

/s/ Telford Sadovnick, P.L.L.C.

TELFORD SADOVNICK, P.L.L.C
CERTIFIED PUBLIC ACCOUNTANTS

Bellingham, Washington
November 17, 2006

AMG OIL LTD.
(An Exploration Stage Enterprise)
Balance Sheets
(Expressed in United States Dollars)
As at September 30,	2008	2007

Assets
Current

Cash and cash equivalents	$1,104,364	$1,318,132
Prepaid expenses	107	150

Total Current Assets and Total Assets	$1,104,471	$1,318,282

Current Liabilities

Accounts payable and accrued liabilities	$39,394	$8,155
Due to related parties (Note 3)	2,604	2,535

Total Current Liabilities and Total Liabilities	41,998	10,690

Commitments and Contingencies (Note 4)
Subsequent Event (Note 7)

Stockholders’ Equity

Common voting stock (Note 5), $0.00001 par value
100,000,000 shares authorized
Issued and outstanding at September 30,
2008: 23,200,000 shares
2007: 23,200,000 shares	232	232
Additional paid-in capital	4,232,140	4,194,600
Deficit accumulated during the exploration stage	(3,169,899)	(2,887,240)

Total Stockholders’ Equity	1,062,473	1,307,592

Total Liabilities and Stockholders’ Equity	$1,104,471	$1,318,282

See accompanying notes to the financial statements

AMG OIL LTD.
(An Exploration Stage Enterprise)
Statements of Operations
(Expressed in United States Dollars)

				Cumulative
				from Inception
				on February 20,
	Year Ended	Year Ended	Year Ended	1997 to
	September 30,	September 30,	September 30,	September 30,
	2008	2007	2006	2008

Expenses
General and administrative	$285,180	$90,640	$68,046	$1,074,586
Stock based compensation	(37,540)	-	-	222,415
Loss on sale of investments	-	-	-	17,820
Write-down of investments	-	-	-	234,780
Write-off of loan receivable	-	-	-	30,000

Total expenses	(285,180)	(90,640)	(68,046)	(1,579,061)

Other Item
Interest	40,061	65,310	31,873	197,112

Net loss from continuing operations	(282,659)	(25,330)	(36,173)	(1,382,489)

Net loss from discontinued operations	-	-	-	(1,787,410)

Net and comprehensive loss	$(282,659)	$(25,330)	$(36,173)	$(3,169,899)

Basic loss per share:
From continuing operations	$(0.01)	$(0.00)	$(0.00)
From discontinued operations	(0.00)	(0.00)	(0.00)
	$(0.01)	$(0.00)	$(0.00)

Weighted average number of
common shares outstanding	23,200,000	23,200,000	20,172,055

See accompanying notes to the financial statements

AMG OIL LTD.
(An Exploration Stage Enterprise)
Statements of Changes in Stockholders’ Equity
(Expressed in United States Dollars)
From Inception on February 20, 1997 to September 30, 2008

			Additional	Deficit Accumulated	Total
	Common Stock		Paid-in	during the Exploration	Stockholders’
	Shares	Amount	Capital	Stage	Equity
Balance at February 20, 1997	-	$-	$-	$-	$-
April 2, 1997	2,000,000	20	100,980	-	101,000
August 11, 1997	3,000,000	30	29,970	-	30,000
September 29, 1997	4,000,000	40	199,960	-	200,000
Net loss for the period	-	-	-	(21,888)	(21,888)
Balance at September 30, 1997	9,000,000	90	330,910	(21,888)	309,112
December 31, 1997	2,000,000	20	99,980	-	100,000
July 2, 1998	1,500,000	15	374,985	-	375,000
August 14, 1998	500,000	5	124,995	-	125,000
Net loss for the year	-	-	-	(144,368)	(144,368)
Balance at September 30, 1998	13,000,000	130	930,870	(166,256)	764,744
March 17, 1999	1,200,000	12	599,988	-	600,000
Net loss for the year	-	-	-	(97,165)	(97,165)
Balance at September 30, 1999	14,200,000	142	1,530,858	(263,421)	1,267,579
April 10, 2000	5,000,000	50	249,950	-	250,000
August 25, 2000	400,000	4	899,996	-	900,000
Net compensation expense
from stock options	-	-	42,255	-	42,255
Net loss for the year	-	-	-	(1,106,470)	(1,106,470)
Balance at September 30, 2000	19,600,000	196	2,723,059	(1,369,891)	1,353,364
Net compensation expense					1,353,364
from stock options	-	-	94,315	-	94,315
Net loss for the year	-	-	-	(893,774)	(893,774)
Balance at September 30, 2001	19,600,000	196	2,817,374	(2,263,665)	553,905
Net compensation expense
from stock options	-	-	38,697	-	38,697
Net loss for the year	-	-	-	(137,397)	(137,397)
Balance at September 30, 2002	19,600,000	196	2,856,071	(2,401,062)	455,205
Re-purchase of shares for cash	(3,000,000)	(30)	(29,970)	-	(30,000)
Net compensation expense
from stock options	-	-	9,608	-	9,608
Net loss for the year	-	-	-	(341,813)	(341,813)
Balance at September 30, 2003	16,600,000	166	2,835,709	(2,742,875)	93,000
Net loss for the year	-	-	-	(64,089)	(64,089)
Balance at September 30, 2004	16,600,000	166	2,835,709	(2,806,964)	28,911
Net loss for the year	-	-	-	(18,773)	(18,773)
Balance at September 30, 2005	16,600,000	166	2,835,709	(2,825,737)	10,138
February 27, 2006	6,000,000	60	1,358,897	-	1,358,957
August 30, 2006	600,000	6	(6)	-	-
Net loss for the year	-	-	-	(36,173)	(36,173)
Balance at September 30, 2006	23,200,000	232	4,194,600	(2,861,910)	1,332,922
Net loss for the year	-	-	-	(25,330)	(25,330)
Balance at September 30, 2007	23,200,000	232	4,194,600	(2,887,240)	1,307,592
Net compensation expense
from stock options	-	-	37,540	-	37,540
Net loss for the year	-	-	-	(282,659)	(282,659)
Balance at September 30, 2008	23,200,000	$232	$4,232,140	$(3,169,899)	$1,062,473

See accompanying notes to the financial statements

AMG OIL LTD.
(An Exploration Stage Enterprise)
Statements of Cash Flows
(Expressed in United States Dollars)

				Cumulative
	Year Ended	Year Ended	Year Ended	from Inception
	September 30,	September 30,	September 30,	on February 20, 1997 to
	2008	2007	2006	September 30, 2008
Cash provided by (used in):
Operating Activities
Net loss from continuing operations	$(282,659)	$(25,330)	$(36,173)	$(1,382,489)
Adjustments to reconcile net loss to
cash used in operating activities:
Depreciation	-	-	1,234	5,889
Net compensation expense from stock
options	37,540	-	-	222,415
Loss on sale of investments	-	-	-	17,820
Write-down of investments	-	-	-	234,780
Write-off of loan receivable	-	-	-	30,000
Changes in non-cash working capital:
Accounts payable and accrued liabilities	31,239	(4,367)	6,900	39,394
Due to related parties	69	(303)	2,838	(19,630)
Prepaid expenses	43	(150)	-	(107)
Net cash used in continuing operations	(213,768)	(30,150)	(25,201)	(851,928)
Net cash provided by discontinued operations	-	-	-	60,405
Net cash used in operating activities	(213,768)	(30,150)	(25,201)	(791,523)
Financing Activities
Common shares issued for cash	-	-	1,358,957	4,039,957
Common shares re-purchased with cash	-	-	-	(30,000)
Net cash provided by financing activities	-	-	1,358,957	4,009,957
Investing Activities
Loan receivable	-	-	-	(30,000)
Purchase of investments	-	-	-	(324,856)
Proceeds from sale of investments	-	-	-	82,256
Oil and gas exploration expenditures	-	-	-	(1,835,581)
Purchase of property and equipment	-	-	-	(5,889)
Net cash provided by (used in) investing activities	-	-	-	(2,114,070)
Net increase (decrease) in cash
during the period	(213,768)	(30,150)	1,333,756	1,104,364
Cash and cash equivalents - Beginning of period	1,318,132	1,348,282	14,526	-
Cash and cash equivalents - End of period	$1,104,364	$1,318,132	$1,348,282	$1,104,364
Supplemental disclosure of net cash from				1,104,364
discontinued operations:
Net loss from discontinued operations	$-	$-	$-	$(1,787,410)
Gain on forgiveness of debt	-	-	-	22,234
Write-off of oil and gas interest	-	-	-	1,832,520
Gain on sale of oil and gas interest	-	-	-	(6,939)
Net cash provided by discontinued operations	$-	$-	$-	$60,405
Supplemental disclosure of non-cash	$-	$-	-
investing activities:
Purchase of investments	$-	$-	$-	$(10,000)

See accompanying notes to the financial statements

AMG OIL LTD.
(An Exploration Stage Enterprise)
Notes to the Financial Statements
(Expressed in United States Dollars)

For the Years Ended September 30, 2008, 2007 and 2006

NOTE 1 - NATURE OF OPERATIONS AND CONTINGENCIES

The plan of operations for the Company is to acquire a business either through purchase, merger, consolidation, application or other means. Initially, management of the Company anticipates concentrating our efforts on locating and acquiring a business, properties, or other assets, or combination thereof, in the oil and gas industry, although management may cause us to attempt to acquire a business in another area. However, there can be no assurance that the Company will be able to find a suitable business to acquire, successfully negotiate the terms of any acquisition, or have the assets to complete any transaction.

These financial statements have been prepared in accordance with generally accepted accounting principles in the United States on a going concern basis, which contemplates the realization of assets and the liquidation of liabilities in the ordinary course of business. They do not include any adjustments to the recoverability and classification of recorded assets amounts and liabilities that might be necessary should the Company be unable to continue as a going concern. The Company has no revenue producing operations and has incurred recurring operating losses and an accumulated deficit of $3,169,899 at September 30, 2008. These factors, among others, raise substantial doubt about the Company’s ability to be able to continue as a going concern. The future of the Company and the realization of its asset values will depend upon the Company’s ability to obtain adequate financing and continuing support from stockholders and creditors to attain profitable operations. The Company has no significant commitments or contractual obligations with any parties respecting executive compensation, consulting arrangements or other matters, except as disclosed elsewhere in these notes.

The Company is an exploration stage enterprise and is required to identify that these financial statements are those of an exploration stage enterprise in accordance with paragraph 12 of Statement of Financial Accounting Standards (“SFAS”) No. 7 and is focusing on acquiring suitable resource-based assets.

NOTE 2 - SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES

a)	Accounting Principles and Use of Estimates

The preparation of financial statements is in conformity with generally accepted accounting principles used in the United States of America, which may require management to make estimates and assumptions that would affect the reported amounts of assets and liabilities and disclosure of contingent assets and liabilities at the date of the financial statements, and the reported amounts of revenues and expenses during the fiscal period in which estimates are made. While management believes any estimates used would be reasonable, actual results may differ from those estimates. Areas requiring the use of estimates include the determination of the valuation allowance for future income tax assets, accruals and the variable used in the determination of the fair-value of stock-based compensation.

b)	Financial Instruments and Financial Risk

	i)	Credit risk

Financial instruments that potentially subject the Company to a concentration of credit risk consist primarily of cash and cash equivalents. The Company limits its exposure to credit loss by placing its cash and cash equivalents with high quality financial institutions, however, these deposits could at times exceed federally insured limits.

	ii)	Currency risk

The Company’s functional and reporting currency is the United States dollar. The Company has not entered into derivative instruments or other currency management techniques to offset the impact of foreign currency fluctuations.

c)	Cash and Cash Equivalents

Cash and cash equivalents is comprised of cash and term investments with maturities of three months or less, deposited in a high-quality financial institution, together with accrued interest thereon. Term investments are readily convertible to known amounts of cash.

d)	Property and Equipment

Property and equipment are recorded at cost and amortized over their useful lives. Currently the Company does not have any property and equipment.

e)	Stock-based Compensation

All stock option based grants and expiry date extensions are measured and recognized in the financial statements using a fair value based method in accordance with SFAS No. 123R, “Share Based Payments”. Fair value is calculated using the Black-Scholes option pricing model and the compensation cost is amortized over the vesting period. The Company measures compensation expense if the options are changed or modified. Consideration received upon the exercise of stock options together with the amount of non-cash compensation expense recognized in contributed surplus is recorded as share capital.

f)	Basic and Diluted Loss per Share

Basic loss per common share is calculated by dividing the loss by the weighted average number of common shares outstanding during the year. Diluted loss per common share is calculated by dividing net loss by the sum of the weighted average number of common shares outstanding and the dilutive common equivalent shares outstanding during the year. Common equivalent shares consist of the shares issuable upon exercise of stock options and warrants calculated using the treasury stock method. Common equivalent shares are not included in the calculation of the weighted average number of shares outstanding for diluted loss per common share when the effect would be anti-dilutive.

g)	Income Taxes

The Company accounts for income taxes under an asset and liability method that requires the recognition of deferred tax assets and liabilities for the expected future tax consequences of events that have been recognized in the Company’s financial statements or tax returns. In estimating future tax consequences, all expected future events other than enactment of changes in the tax laws or rates are considered. If, based on available evidence, it is more likely than not that some or all of the deferred tax assets will not be realized, a valuation allowance against deferred tax assets is recorded.

h)	Foreign Currency Translation

The Company’s functional currency is the U.S. dollar. All transactions in currencies other than the U.S. dollar during the year are translated at the exchange rate at the date of the transaction. Monetary assets and liabilities denominated in a foreign currency are translated at the prevailing year-end rate of exchange. Exchange gains or losses are included in the statement of operations in the year in which they occur.

i)	Accounting Pronouncements Recently Issued

The following accounting pronouncements have been announced since the filing of the Company’s Form 10- KSB, which was filed on December 26, 2007.

In May 2008, the Financial Accounting Standards Board (“FASB”) issued SFAS No. 162, “The Hierarchy of Generally Accepted Accounting Principles”. This statement identifies the sources of accounting principles and the framework for selecting the principles to be used in the preparation of financial statements of non- governmental entities that are presented in conformity with generally accepted accounting principles in the United States. This statement was effective on November 15, 2008. SFAS 162 is not expected to have a material impact on the Company’s financial position, results of operations or cash flows.

In December 2007, the FASB issued SFAS No. 141 (revised), “Business Combinations”. This statement establishes principles and requirements of the acquisition method for business combinations and related disclosures. This statement is effective for fiscal years beginning on or after December 15, 2008. SFAS 141 (revised) is not expected to have a material impact on the Company’s financial position, results of operations or cash flows.

NOTE 3 - RELATED PARTY TRANSACTIONS

During the 2008 fiscal year, the Company incurred $54,568 (2007: $46,304 and 2006: $12,255) of mainly general and administrative costs through DLJ Management Corp. (“DLJ”), a wholly owned subsidiary of Trans-Orient Petroleum Ltd. (“Trans-Orient”). The amount represents costs incurred by DLJ on behalf of the Company. At September 30, 2008, the Company owes DLJ $2,604 (2007: $2,535). Trans-Orient was the controlling shareholder of the Company from March 4, 2003 to November 29, 2005 and is related to the Company through a common director and officer. During the 2008 fiscal year a Director was paid $12,955 (2007: $9,421 and 2006: $5,553) indirectly through DLJ for time spent on the business of the Company.

These transactions are measured by the exchange amount, which is the amount agreed upon by the transacting parties and are on terms and conditions similar to non-related parties.

NOTE 4 - COMMITMENTS AND CONTINGENCIES

On October 1, 2007, the Company entered into an agreement with a consultant to provide advisory services to the Company on an on-going basis and includes monthly compensation of $5,000 per month. This agreement can be terminated by giving the consultant one months termination notice. The Company is not aware of any events of non-compliance in its operations with any environmental laws or regulations nor of any potentially material contingencies related to environmental issues. However, the Company cannot predict whether any new or amended environmental laws or regulations introduced in the future will have a material adverse effect on the future business of the Company. The Company has no significant commitments or contractual obligations with any parties respecting executive compensation, consulting arrangements or other matters, except as disclosed. Rental of premises is on a month-to-month basis.

NOTE 5 - COMMON VOTING STOCK

Share Purchase Warrants and Stock Options

At September 30, 2008 and 2007, the following share purchase warrants and stock options were outstanding and exercisable:

	Number	Price	Expiry
	of Shares	per Share	Date
Share Purchase Warrants	6,600,000	$0.50	February 28, 2009
Stock Options	396,000	$0.25	February 28, 2009

On February 26, 2008, the Company extended the February 28, 2008 expiry date of the Company’s 6,600,000 share purchase warrants and 396,000 stock options to February 28, 2009. Each warrant and stock option entitles the holder to purchase one common share of the Company at a price of $0.50 and $0.25, respectively, until expiry. The Company applied the Black-Scholes option pricing model to the expiry date extension using the closing market prices on the extension dates, a volatility ratio of 105%, a risk-free interest rate of 2.2%, a dividend yield of 0% and forfeiture of 0%, to calculate an aggregate option benefit, resulting in stock-based compensation for the year ended September 30, 2008 of $37,540.

NOTE 6 - INCOME TAXES

SFAS No. 109: “Accounting for Income Taxes” requires that deferred income taxes reflect the tax consequences on future years of differences between the tax bases of assets and liabilities and their financial reporting amounts.

The provision for income taxes differs from the result that would be obtained by applying the statutory tax rate of 34% (2007 and 2006 – 34%) to income before income taxes. The difference results from the following items:

	2008	2007	2006
Computed expected (benefit of) income taxes	$(96,104)	$(8,612)	$(12,299)
Non-deductible expenses	-	1,492	-
Increase in valuation allowance	96,104	7,120	12,299
Income tax provision	$-	$-	$-

Pursuant to SFAS 109, the potential benefit of net operating loss carry-forwards has not been recognized in the financial statements since the Company cannot be assured that it is more likely than not that such benefit will be utilized in future years. The components of the net deferred tax asset, the statutory tax rate, the effective tax rate and the elected amount of the valuation allowance are as follows:

	2008	2007	2006
Net operating loss carry-forwards	$(1,239,867)	$(952,820)	$(931,878)
Statutory tax rate	34%	34%	34%
Deferred tax asset	421,555	323,959	316,839
Valuation allowance	(421,555)	(323,959)	(316,839)
Net deferred tax asset	$-	$-	$-

A valuation allowance has been established and, accordingly, no benefit has been recognized for the Company’s deferred tax assets. The Company believes that, based on a number of factors, the available objective evidence creates sufficient uncertainty regarding the realizability of the deferred tax assets such that a full valuation allowance has been recorded. These factors include the Company’s current history of net losses and the expected near-term future losses. The Company will continue to assess the realizability of the deferred tax assets based on actual and forecasted operating results.

The operating losses amounting to $1,239,867 will expire between 2017 and 2028 if they are not utilized. The following lists the fiscal year in which the loss was incurred and the expiration date of the operating loss carry-forwards:

Fiscal year	Amount	Expiration Date
1997	$21,888	2017
1998	178,010	2018
1999	88,971	2019
2000	246,302	2020
2001	124,313	2021
2002	90,766	2022
2003	62,593	2023
2004	64,089	2024
2005	18,773	2025
2006	36,173	2026
2007	25,330	2027
2008	282,659	2028
Total	$1,239,867

NOTE 7 – SUBSEQUENT EVENT

On November 25, 2008, the Company received more than the majority approval required from shareholders to change the Company’s jurisdiction of incorporation to Canada. On November 27, 2008 the Company's Articles of Continuance were accepted for filing by Industry Canada.

ITEM 18.	FINANCIAL STATEMENTS

Not applicable.

ITEM 19.	EXHIBITS

Exhibit Reference	Exhibition Description
1.1	Articles of Conversion(5)
1.2	Articles of Continuance(5)
1.3	Certificate of Continuance(5)
1.4	By-Laws(5)
4.1	Form of Subscription Agreement for the private placement completed on February 28, 2006(3)
4.2	Form of Rights Agreement(3)
4.3	Form of Agency Agreement(3)
4.4	Form of 2000 Share Option Plan(1)
4.5	Consulting Agreement between the Company and PCL dated October 1, 2008(4)
11.1	Code of Ethics(2)
12.1	Certification of Chief Executive Officer pursuant to Section 302 of the Sarbanes-Oxley Act of 2002(7)
12.2	Certification of Chief Financial Officer pursuant to Section 302 of the Sarbanes-Oxley Act of 2002(7)
13.1	Certification of Chief Executive Officer pursuant to Section 906 of the Sarbanes-Oxley Act of 2002(7)
13.2	Certification of Chief Financial Officer pursuant to Section 906 of the Sarbanes-Oxley Act of 2002(7)
15.1	Audit Committee Charter(2)
15.2	Disclosure Committee Charter(3)
15.3	Letter from Telford dated November 13, 2007(6)

(1)	Herein incorporated by reference as previously included in our Form 10-SB, and all amendments thereto, filed on March 24, 2000.
(2)	Herein incorporated by reference as previously included in our Form 10-KSB filed on December 29, 2003.
(3)	Herein incorporated by reference as previously included in our Form 10-KSB filed on December 12, 2006.
(4)	Herein incorporated by reference as previously included in our Form 10-KSB filed on December 26, 2007.
(5)	Herein incorporated by reference as previously included in our Form 8-K filed on December 2, 2007.
(6)	Herein incorporated by reference as previously included in our Form 8-K/A filed on November 15, 2007.
(7)	Filed herewith.

SIGNATURES

The Company hereby certifies that it meets all of the requirements for filing on Form 20-F and that it has duly caused and authorized the undersigned to sign this Annual Report on its behalf.

AMG OIL LTD.

Date: December 18, 2008	By:	“Michael Hart”
	Name:	Michael Hart
	Title:	Chief Executive Officer