Form 20-F
AMG OIL LTD
filed 2009-09-04
CIK 1109504

UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

FORM 20-F

(Mark One)

[   ] REGISTRATION STATEMENT PURSUANT TO SECTION 12(b) OR (g) OF THE SECURITIES EXCHANGE ACT OF 1934
OR

[   ] ANNUAL REPORT PURSUANT TO SECTION 13 OR 15(d) OF THE SECURITIES EXCHANGE ACT OF 1934

For the fiscal year ended ____________________________
OR

[   ] TRANSITION REPORT PURSUANT TO SECTION 13 OR 15(d) OF THE SECURITIES EXCHANGE ACT OF 1934
OR

[X] SHELL COMPANY REPORT PURSUANT TO SECTION 13 OR 15(d) OF THE SECURITIES EXCHANGE ACT OF 1934

COMMISSION FILE NUMBER: ______________

AMG OIL LTD.
(Exact name of Registrant as specified in its charter)

Not applicable
(Translation of Registrant’s name into English)

Canada
(Jurisdiction of incorporation or organization)

Suite 901, 30 St. Clair Avenue West
Toronto, Ontario, Canada, M4V 3A1
(Address of principal executive offices)

Alan Friedman
Suite 901, 30 St. Clair Avenue West
Toronto, Ontario, Canada, M4V 3A1
Telephone: +1 416 250 1955
Facsimile: +1 416 250 6330
E-mail: afriedman@adiraenergy.com
(Name, Telephone, Email and/or Facsimile number and Address of
Company Contact Person)

Securities registered or to be registered pursuant to section 12(b) of the Act:

Title of each Class	Name of each exchange on which registered
None	Not applicable

Securities registered or to be registered pursuant to Section 12(g) of the Act:

Common Shares
(Title of Class)

Securities for which there is a reporting obligation pursuant to Section 15(d) of the Act:

N/A
(Title of Class)

The number of outstanding shares of each of the issuer’s classes of capital or common stock as of September 1, 2009 was 62,240,001 common shares.

Indicate by check mark if the registrant is a well-known seasoned issuer, as defined in Rule 405 of the Securities Act.

Yes [   ]       No [X]

If this report is an annual or a transition report, indicate by check mark if the registrant is not required to file reports pursuant to Section 13 or 15(d) of the Securities Exchange Act of 1934.

Yes [   ]       No [   ]

Indicate by check mark whether the registrant (1) has filed all reports required to be filed by Section 13 or 15(d) of the
Securities Exchange Act of 1934 during the preceding 12 months (or for such shorter period that the registrant was required to file such reports), and (2) has been subject to such filing requirements for the past 90 days.

Yes [X]         No [   ]

Indicate by check mark whether the registrant is a large accelerated filer, an accelerated filer, or a non-accelerated filer. See definition of “accelerated filer and large accelerated filer” in Rule 12b-2 of the Exchange Act. (Check one):

Large accelerated filer [   ]        Accelerated filer [   ]        Non-accelerated filer [X]

Indicate by check mark which basis of accounting the registrant has used to prepare the financial statements included in this filing:

International Financial Reporting Standards as issued by the
U.S. GAAP [ ]	International Accounting Standards Board [ ]	Other [X]

If “Other” has been checked in response to the previous question, indicate by check mark which financial statement item the registrant has elected to follow.

Item 17 [X]       Item 18 [   ]

If this is an annual report, indicate by check mark whether the registrant is a shell company (as defined in Rule 12b-2 of the
Exchange Act).

Yes [   ]           No [   ]   N/A

__________

2

__________

3

GENERAL

This Form 20-F is filed as a “Form 20-F Shell Company Report” report by AMG Oil Ltd. following the completion of the acquisition of Adira Energy Corp. on August 31, 2009, as a result of which AMG Oil ceased to be a “shell company”, as defined in Rule 12b-2 of the Exchange Act.

In this Form 20-F, references to:

  “AMG” means AMG Oil Ltd., a Canadian federal corporation

  “Adira” means Adira Energy together with its wholly owned subsidiaries Adira Israel and Adira Service

  Adira Energy means Adira Energy Corp., an Ontario corporation

  Adira Israel means Adira Energy Israel Ltd., an Israel corporation

  Adira Service means Adira Israel Energy Service Ltd., an Israel corporation

  “We”, “us”, “our”, and the “Company” mean AMG together with Adira Energy

AMG has historically used U.S. dollar as its reporting currency. Adira Energy has used Canadian dollars as its reporting currency. All references in this document to “dollars” or “$” are to United States dollars and all references to “CDN$” are to Canadian dollars, unless otherwise indicated.

Except as noted, the information set forth in this Form 20-F is as of September 1, 2009 and all information included in this document should only be considered correct as of such date.

NOTE REGARDING FORWARD LOOKING STATEMENTS

Much of the information included in this Form 20-F includes or is based upon estimates, projections or other “forward looking statements”. Such forward looking statements include any projections or estimates made by us and our management in connection with our business operations. These statements relate to future events or our future financial performance. In some cases you can identify forward-looking statements by terminology such as “may”, “should”, “expects”, “plans”, “anticipates”, “believes”, “estimates”, “predicts”, “potential” or “continue or the negative of those terms or other comparable terminology. While these forward-looking statements, and any assumptions upon which they are based, are made in good faith and reflect our current judgment regarding the direction of our business, actual results will almost always vary, sometimes materially, from any estimates, predictions, projections, assumptions or other future performance suggested herein. Such estimates, projections or other forward looking statements involve various risks and uncertainties and other factors, including the risks in the section titled “Risk Factors” below, that may cause our actual results, levels of activities, performance or achievements to be materially different from any future results, levels of activity, performance or achievements expressed or implied by these forward-looking statements. We caution the reader that important factors in some cases have affected and, in the future, could materially affect actual results and cause actual results to differ materially from the results expressed in any such estimates, projections or other forward looking statements. Although we believe that the expectations reflected in the forward-looking statements are reasonable, we cannot guarantee future results, levels of activity, performance or achievements. Except as required by applicable law, including the securities laws of the United States, we do not intend to update any of the forward-looking statements to conform those statements to actual results.

The statements contained in Item 4.B. – the “Business Overview”, Item 5 – “Operating and Financial Review and Prospects” and Item 11 – “Quantitative and Qualitative Disclosures About Market Risk” are inherently subject to a variety of risks and uncertainties that could cause actual results, performance or achievements to differ significantly.

PART I

ITEM 1           IDENTITY OF DIRECTORS, SENIOR MANAGEMENT AND ADVISORS

A.           Directors and Senior Management

The names, business addresses and functions of our directors and senior management are:

Name and Business Address	Function
Dennis Bennie Suite 901 30 St. Clair Avenue West Toronto, Ontario M4V 3A1	Director (Chairman)
Daniel Bloch Suite 1800, 181 Bay Street Toronto, Ontario M5J 2T9	Secretary
Brook Cole Suite 901 30 St. Clair Avenue West Toronto, Ontario M4V 3A1	Interim Chief Financial Officer
Ilan Diamond Suite 901 30 St. Clair Avenue West Toronto, Ontario M4V 3A1	Chief Executive Officer and Director
Alan Friedman Suite 901 30 St. Clair Avenue West Toronto, Ontario M4V 3A1	Executive Vice-President and Director
Denny Johnson 1113 S. Range Avenue, Suite 110-163 Denham Springs, LA 70726 USA	Senior Vice-President, Exploration and Development
Colin Kinley 7285 West 132 Street Suite 240 Overland Park, KS 66213	Senior Vice-President, Operations
Glen Perry 6510 Abrams Road Dallas, TX 75231 USA	Chairman Technical Advisory Board

B.           Advisers

Not applicable.

C.           Auditor

The names and addresses of our auditors for each of the three preceding years and their governing professional body memberships are:

Name and Address	Governing Professional Body	Audit Period
DeVisser Gray LLP Chartered Accountants 401-905 West Pender Street Vancouver, British Columbia, Canada, V6C 1L6	Institute of Chartered Accountants of British Columbia Registered with the Canadian Public Accountability Board (Canada) and the Public Company Accounting Oversight Board (US)	Period ended April 30, 2009 (with respect to Adira Energy Corp.)
Smythe Ratcliffe LLP Chartered Accountants 355 Burrard Street Vancouver, British Columbia, Canada, V6C 2G8	Institute of Chartered Accountants of British Columbia Registered with the Canadian Public Accountability Board (Canada) and the Public Company Accounting Oversight Board (US)	Years ended September 30, 2008, 2007 and 2006 (with respect to AMG Oil Ltd.)

ITEM 2           OFFER STATISTICS AND EXPECTED TIMETABLE

Not applicable.

ITEM 3           KEY INFORMATION

A.           Selected Financial Data

AMG Oil Ltd.

The selected historical financial information presented in the table below for each of the fiscal years ended September 30, 2008, 2007, 2006, 2005 and 2004 is derived from the audited consolidated financial statements of the Company. The audited consolidated financial statements of AMG for the fiscal years ended September 30, 2008, 2007 and 2006 are included in AMG’s annual report on Form 20-F for the year ended September 30, 2008. The audited consolidated financial statements of AMG for the fiscal years ended September 30, 2005 and 2004 are included in previous filings. The selected financial information presented below should be read in conjunction with AMG’s audited consolidated financial statements and the notes thereto, and with the information appearing under the headings, “Information on the Company” and “Operating and Financial Review and Prospects”.

Under US GAAP (in US$)

	Year Ended September 30
	2008	2007	2006	2005	2004
	$	$	$	$	$
Balance Sheet Data
Cash and Cash Equivalents	1,104,364	1,318,132	1,348,282	14,526	22,407
Working Capital	1,062,473	1,307,442	1,332,922	10,138	28,911
Total Assets	1,104,471	1,318,282	1,348,282	15,760	35,049
Total Liabilities	41,998	10,690	15,360	5,622	6,138
Total Stockholders Equity	1,062,473	1,307,592	1,332,922	10,138	28,911

Operating Data
Revenues	Nil	Nil	Nil	Nil	Nil
Expenses	(258,180)	(90,640)	(68,046)	(19,133)	(64,468)
Other Items
Net Loss from Continuing
Operations	(282,659)	(25,330)	(36,173)	(18,773)	(64,089)
Net Loss from
Discontinued Operations	-	-	-	-	-
Net and Comprehensive
Loss	(282,659)	(25,330)	(36,173)	(18,773)	(64,089)
Basic Loss per Share
- From Continuing
Operations	(0.01)	(0.00)	(0.00)	(0.00)	(0.00)
- From Discontinued
Operations	(0.00)	(0.00)	(0.00)	(0.00)	(0.00)

We have never declared or paid any cash or other dividends.

Adira Energy Corp.

The selected historical financial information presented in the table below for the period ended April 30, 2009 is derived from the audited consolidated financial statements of Adira Energy included herein. The selected financial information presented below should be read in conjunction with the Adira Energy’s audited consolidated financial statements and the notes thereto, and with the information appearing under the headings, “Information on the Company” and “Operating and Financial Review and Prospects”.

Under US GAAP (in CDN $)

April 30
2009
CDN $
Balance Sheet Data
Cash and Cash Equivalents	424,167
Working Capital	317,614
Total Assets	453,168
Total Liabilities	135,553
Total Stockholders Equity	317,615

Operating Data
Revenues	Nil
Expenses	(807,385)
Net Loss	(807,385)
Basic Loss per Share	(0.05)
- From Continuing
Operations	(0.0)
- From Discontinued
Operations	(0.00)

Adira Energy has never declared or paid any cash or other dividends.

Exchange Rate

The exchange rate between the Canadian dollar and the U.S. dollar was CDN$1.1048 per US$1.00 (or US$0.9051 per CDN$1.00) as of September 2, 2009.

The average exchange rates for the financial years of the Company listed above (based on the average exchange rate for each period using the average of the exchange rates on the last day of each month during the period in accordance with the exchange rates provided by the Bank of Canada are as follows:

	2008	2007	2006	2005	2004
Year End (1)	1.2180	0.9913	1.1654	1.1630	1.2020
Average	1.0660	1.0748	1.1341	1.2116	1.3015
High (2)	1.3008	1.1878	1.1794	1.2734	1.4003
Low (2)	0.9711	0.9066	1.0948	1.1427	1.1746

The high and low exchange rates between the Canadian dollar and the U.S. dollar for the past six months (provided by the Bank of Canada) are as follows:

Month	Exchange rate CDN$ per US$1.00
	High	Low
August 2009	1.1121	1.0670
July 2009	1.1725	1.0763
June 2009	1.1640	1.0789
May009	1.1954	1.0898
April 2009	1.2707	1.1875
March 2009	1.3066	1.2192

B.           Capitalization and Indebtedness

Information regarding the capitalization and indebtedness will be provided by an amendment to this Form 20-F.

C.           Reasons for the Offer and Use of Proceeds

Not applicable.

D.           Risk Factors

An investment in our Securities is highly speculative and involves a high degree of risk. Our Company may face a variety of risks that may affect our operations or financial results and many of those risks are driven by factors that we cannot control or predict. Before investing in our Company's Securities Investors should carefully consider the following risks. If any of the following risks actually occurs, our Company's business, prospects, financial condition and results of operations could be materially adversely affected. In that case, investors may lose all or a part of their investment.

Risks Associated with the Company

Our independent auditors have referred to circumstances which might result in doubt about our ability to continue as a going concern, which may hinder our ability to obtain future financing.

Adira Energy incurred a net loss of CDN $807,385 for the period ended April 30, 2009. At April 30 2009, Adira Energy had an accumulated deficit of CDN $807,385. These circumstances raise doubt about our ability to continue as a going concern, as described in the Note 1 to our consolidated financial statements for the period ended April 30, 2009, which are included herein. Although our consolidated financial statements refer to circumstances which might raise doubt about our ability to continue as a going concern, they do not reflect any adjustments that might result if we are unable to continue our business.

We are an early-stage oil and gas exploration company without revenues. Our ability to continue in business depends upon our continued ability to obtain significant financing from external sources and the success of our exploration efforts and any production efforts resulting therefrom, none of which can be assured.

We are an early-stage oil and gas exploration company without any revenues, and there can be no assurance of our ability to develop and operate our projects profitably. We have historically depended entirely upon capital infusion from the issuance of equity securities to provide the cash needed to fund our operations, but we cannot assure you that we will be able to continue to do so. Our ability to continue in business depends upon our continued ability to obtain significant financing from external sources and the success of our exploration efforts and any production efforts resulting therefrom. Any reduction in our ability to raise equity capital in the future would force us to reallocate funds from other planned uses and could have a significant negative effect on our business plans and operations, including our ability to continue our current exploration activities.

While we may in the future generate additional working capital through the development, operation, sale or possible syndication of our current property or any future properties, there is no assurance that our Company will be successful in generating positive cash flow, or if successful, that any such funds will be available for distribution to shareholders or to fund further exploration and development programs.

We have had negative cash flows from operations, and our current resources are not sufficient to fund our operations on an ongoing basis. Our business operations may fail if our actual cash requirements exceed our estimates and we are not able to obtain further financing.

We will require significant capital to complete our seismic surveys, drill test wells, and to build the necessary infrastructure to commence operations if our exploration activities result in the discovery of sufficient oil and gas reserves to justify their exploitation and development.

Our Company has had negative cash flows from operations. Since inception, we have not earned any revenues from operations, and due to the length of time between the discovery of oil and gas reserves and their exploitation and development, we do not anticipate earning revenues from operation in the near future. To date, we have incurred significant expenses. As at September 1, 2009, we had cash on hand of US$2.6 million. We have sufficient funds to complete preliminary exploration on our Hula property in Israel, as outline in the plan of operations described herein. However, we anticipate that we will have to seek additional financing to fund the advanced exploration on our property, if warranted. Further, we cannot assure you that our actual cash requirements will not exceed our estimates, and in any case we will require additional financing to bring our interests into commercial operation, finance working capital, meet our contractual minimum expenditures and pay for operating expenses and capital requirements until we achieve a positive cash flow. Additional capital also may be required in the event we incur any significant unanticipated expenses.

In light of our operating history, and under the current capital and credit market conditions, we may not be able to obtain additional equity or debt financing on acceptable terms if and when we need it. Even if financing is available, it may not be available on terms that are favorable to us or in sufficient amounts to satisfy our requirements.

If we require, but are unable to obtain, additional financing in the future, we may be unable to implement our business plan and our growth strategies, respond to changing business or economic conditions, withstand adverse operating results, and compete effectively. More importantly, if we are unable to raise further financing when required, our planned exploration activities may have to be scaled down or even ceased, and our ability to generate revenues in the future would be negatively affected.

Our lack of diversification increases the risk of an investment in us, and our financial condition and results of operations may deteriorate if we fail to diversify.

Our business focus is on oil and gas exploration on a single property in Israel. As a result, we lack diversification, in terms of both the nature and geographic scope of our business. We will likely be impacted more acutely by factors affecting our industry or the regions in which we operate than we would if our business were more diversified. If we cannot diversify our operations, our financial condition and results of operations could deteriorate.

We may not effectively manage the growth necessary to execute our business plan.

Our business plan anticipates a significant increase in the number of our contractors, strategic partners and equipment suppliers. This growth will place significant strain on our current personnel, systems and resources. We expect that we will be required to hire qualified consultants and employees to help us manage our growth effectively. We believe that we will also be required to improve our management, technical, information and accounting systems, controls and procedures. We may not be able to maintain the quality of our operations, control our costs, continue complying with all applicable regulations and expand our internal management, technical information and accounting systems to support our desired growth. If we fail to manage our anticipated growth effectively, our business could be adversely affected.

All of our assets and the majority of our directors and officers are outside the United States, with the result that it may be difficult for investors to enforce within the United States any judgments obtained against us or some of our directors or officers.

All of our assets are located outside the United States. In addition, the majority of our directors and officers are nationals and/or residents of countries other than the United States, and all or a substantial portion of such persons' assets are located outside the United States. As a result, it may be difficult for investors to enforce within the United States any judgments obtained against us or our officers or directors, including judgments predicated upon the civil liability provisions of the securities laws of the United States or any state thereof. Consequently, you may be effectively prevented from pursuing remedies under United States federal securities laws against them.

As a holding company, our ability to make payments depends on the cash flows of our subsidiary.

The Company is a holding company that conducts substantially all of its operations through Adira Israel, a subsidiary incorporated outside North America. We have no direct operations and no significant assets other than the shares of Adira Israel. Therefore, we are dependent on the cash flows of Adira Israel to meet our obligations, including payment of principal and interest on any debt we incur. The ability of Adira Israel to provide us with payments may be constrained by the following factors:

  the cash flows generated by operations, investment activities and financing activities;

  the level of taxation, particularly corporate profits and withholding taxes, in Israel; and

  the introduction of exchange controls and repatriation restrictions or the availability of hard currency to be repatriated.

If we are unable to receive sufficient cash from Adira Israel, we may be required to refinance any indebtedness we incur, raise funds in a public or private equity or debt offering or sell some or all of our assets. We can provide no assurances that an offering of our debt or equity or a refinancing of our debt can or will be completed on satisfactory terms or that it would be sufficient to enable us to make payment with respect to our debt. The foregoing events could have an adverse impact on our future cash flows, earnings, results of operations and financial condition.

We have agreed to indemnify our directors against liabilities incurred by them as directors.

We have agreed to indemnify our directors from and against all costs, charges and expenses reasonably incurred by them in respect of any civil, criminal or administrative action or proceeding to which they are made a party or with which they are threatened by reason of being or having been a director of the Company, provided that (i) they have acted honestly and in good faith with a view to the best interests of the Company; and (ii) in the case of a criminal or administrative action or proceeding that is enforced by a monetary penalty, they had reasonable grounds for believing that their conduct was lawful. This indemnity may reduce the likelihood of derivative litigation against our directors and may discourage or deter our shareholders from suing our directors.

The loss of certain key management employees could have a material adverse effect on our business.

Our ability to continue the development of our assets and business and to compete with other energy companies depends, in large part, on our ability to attract and maintain qualified key personnel. Competition for such personnel is intense, and we cannot assure you that we will be able to attract and retain them. Our development now and in the future will depend on the efforts of key management figures. The loss of any of these key people could have a material adverse effect on our business. We do not currently maintain key-man life insurance on any of our key employees.

We may be adversely affected by current global financial conditions.

Current global financial conditions have been characterized by increased volatility and several financial institutions have either gone into bankruptcy or have had to be rescued by governmental authorities. Access to public financing and bank credit has been negatively impacted by both the rapid decline in value of sub-prime mortgages and the liquidity crisis affecting the asset-backed commercial paper market. These and other factors may affect our ability to obtain equity or debt financing in the future on favourable terms. Additionally, these factors, as well as other related factors, may cause decreases in our asset values that may be other than temporary, which may result in impairment losses. If such increased levels of volatility and market turmoil continue, or if more extensive disruptions of the global financial markets occur, our operations could be adversely impacted and the market value of our Common Shares may be adversely affected.

Currency fluctuations could have an adverse effect on our business.

Our earnings and cash flow may also be affected by fluctuations in the exchange rate between the U.S. dollar and other currencies, such as the Israel shekel, the Canadian dollar and the Euro. Our consolidated financial statements are expressed in Canadian dollars. Our sales of oil and gas, if any, will be denominated in U.S. dollars, while production costs and corporate administration costs are, in part, denominated in Israel shekels and Canadian dollars.

Fluctuations in exchange rates between the U.S. dollar and other currencies may give rise to foreign exchange currency exposures, both favourable and unfavourable, which have materially impacted and in the future may materially impact our future financial results. We do not utilize a hedging program to limit the adverse effects of foreign exchange rate fluctuations.

Our financial reporting may be subject to weaknesses in internal controls.

Internal controls over financial reporting are procedures designed to provide reasonable assurance that transactions are properly authorized, assets are safeguarded against unauthorized or improper use, and transactions are properly recorded and reported. A control system, no matter how well designed and operated, can provide only reasonable, not absolute, assurance with respect to the reliability of financial reporting and financial statement preparation. As an early-stage company, our internal controls may be weaker than those of more established corporations.

The Company cannot be certain that current expected expenditures and completion/testing programs will be realized.

The Company believes that the costs used to prepare internal budgets are reasonable, however, there are assumptions, uncertainties, and risk that may cause the Company’s allocated funds on a per well basis to change as a result of having to alter certain activities from those originally proposed or programmed to reduce and mitigate uncertainties and risks. These assumptions, uncertainties, and risks are inherent in the completion and testing of wells and can include but are not limited to: pipe failure, casing collapse, unusual or unexpected formation pressure, environmental hazards, and other operating or production risk intrinsic in oil and or gas activities. Any of the above may cause a delay in the Company’s completion program and its ability to determine reserve potential.

Risks Associated with Our Business

We have not discovered any oil and gas reserves, and we cannot assure you that that we or our venture ever will.

We are in the business of exploring for oil and natural gas, and the development and exploitation of any significant reserves that are found. Oil and gas exploration involves a high degree of risk that the exploration will not yield positive results. These risks are more acute in the early stages of exploration. We have not discovered any reserves, and we cannot guarantee you that we ever will. Even if we succeed in discovering oil or gas reserves, these reserves may not be in commercially viable quantities or locations. Until we discover such reserves, we will not be able to generate any revenues from their exploitation and development. If we are unable to generate revenues from the development and exploitation of oil and gas reserves, we will be forced to change our business or cease operations.

The Company might incur additional debt in order to fund its exploration and development activities, which would continue to reduce its financial flexibility and could have a material adverse effect on the Company’s business, financial condition or results of operation.

It is possible that the Company might incur debt in order to fund its exploration and development activities, which would continue to reduce its financial flexibility and could have a material adverse effect on the Company’s business, operations and results of operations and financial condition. General economic conditions, oil and gas prices and financial , business and other factors affect the Company’s operations and future performance. Many of these factors are beyond the Company’s control. No assurances can be made that the Company will be able to generate sufficient cash flow to pay the interest on its debt or that future working capital, borrowings or equity financing will be available to pay or refinance such debt. Factors that will affect its ability to raise cash through an offering of Common Shares or other types of equity securities, or a refinancing of debt include financial market conditions, the value of its assets and performance at the time the Company needs capital. No assurances can be made that the Company will have sufficient funds to make such payments. If the Company does not have sufficient funds and is otherwise unable to negotiate renewals of its borrowings or arrange new financing, it might be required to sell significant assets. Any such sale could have a material adverse effect on the Company’s business, financial condition and results of operations.

Our assets and operations are subject to government regulation in Israel.

Our interests and operations in Israel may be affected in varying degrees by government regulations relating to the oil and gas industry. Any changes in regulations or shifts in political conditions are beyond the control of the Company may adversely affect our business. Our operations may be affected in varying degrees by new government regulations and changes to existing regulations, including those with respect to restrictions on exploration and production, price controls, export controls, income taxes, employment, land use, water use, environmental legislation and safety regulations.

Our future success depends upon our ability to find, develop and acquire additional oil and natural gas reserves that are economically recoverable.

In the event that we are able to find and develop oil and natural gas reserves which are economically recoverable, the rate of production from those reservoirs will decline as reserves are depleted. As a result, we must locate and develop or acquire new oil and natural gas reserves to replace those being depleted by production. We must do this even during periods of low oil and natural gas prices when it is difficult to raise the capital necessary to finance activities. Without successful exploration or acquisition activities, our reserves and revenues will decline. We may not be able to find and develop or acquire additional reserves at an acceptable cost or have necessary financing for these activities.

Oil and natural gas drilling is a high-risk activity.

Our future success will depend on the success of our exploration and drilling programs. In addition to the numerous operating risks described in more detail below, these activities involve the risk that no commercially productive oil or natural gas reservoirs will be discovered. In addition, we are uncertain as to the future cost or timing of drilling, completing and producing wells. Furthermore, our drilling operations may be curtailed, delayed or canceled as a result of a variety of factors, including, but not limited to, the following:

  unexpected drilling conditions;

  pressure or irregularities in formations;

  equipment failures or accidents;

  adverse weather conditions;

  inability to comply with governmental requirements; and

  shortages or delays in the availability of drilling rigs and the delivery of equipment.

If we experience any of these problems, our ability to conduct operations could be adversely affected.

The Company might not be able to determine reserve potential, identify liabilities associated with the properties or obtain protection from sellers against them, which could cause the Company to incur losses.

Although the Company believes it has reviewed and evaluated the Israel Project in a manner consistent with industry practices, such review and evaluation might not necessarily reveal all existing or potential problems. This is also true for any future acquisitions made by the Company. Inspections may not always be performed on every well, and environmental problems, such as groundwater contamination, are not necessarily observable even when an inspection is undertaken. Even when problems are identified, a seller may be unwilling or unable to provide effective contractual protection against all or part of those problems, and the Company often assumes environmental and other risks and liabilities in connection with the acquired properties.

You should not place undue reliance on reserve information because reserve information represents estimates, and our seismic surveying is still in the preliminary stages.

There are numerous uncertainties inherent in estimating quantities of proved reserves and cash flows from such reserves, including factors beyond our control and the control of engineers. Reserve engineering is a subjective process of estimating underground accumulations of oil and natural gas that can not be measured in an exact manner. The accuracy of an estimate of quantities of reserves, or of cash flows attributable to these reserves, is a function of many factors, including, but not limited to, the following:

  available data;

  assumptions regarding future oil and natural gas prices;

  estimates of future production rates;

  expenditures for future development and exploitation activities; and

  engineering and geological interpretation and judgment.

Reserves and future cash flows may also be subject to material downward or upward revisions based upon production history, development and exploitation activities and oil and natural gas prices. Actual future production, revenue, taxes, development expenditures, operating expenses, quantities of recoverable reserves and value of cash flows from those reserves may vary significantly from the estimates. In addition, reserve engineers may make different estimates of reserves and cash flows based on the same available data.

The nature of oil and gas exploration makes the estimates of costs uncertain, and our operations may be adversely affected if we underestimate such costs.

It is difficult to project the costs of implementing an exploratory drilling program. Complicating factors include the inherent uncertainties of drilling in unknown formations, the costs associated with encountering various drilling conditions, such as over-pressured zones and tools lost in the hole, and changes in drilling plans and locations as a result of prior exploratory wells or additional seismic data and interpretations thereof. If we underestimate the costs of such programs, we may be required to seek additional funding, shift resources from other operations or abandon such programs.

Factors beyond our control affect our ability to market oil and gas.

Our ability to market oil and natural gas from our wells depends upon numerous factors beyond our control. These factors include, but are not limited to, the following:

  the level of domestic production and imports of oil and gas;

  the volatility of both oil and natural gas pricing;

  the proximity of natural gas production to natural gas facilities, pipelines and other means of transportation;

  the availability of pipeline capacity or other means of transportation;

  the demand for oil and natural gas by utilities and other end users;

  the availability of alternate fuel sources;

  the effect of inclement weather; and

  government regulation of oil and natural gas marketing.

If these factors were to change dramatically, our ability to market oil and natural gas or obtain favorable prices for our oil and natural gas could be adversely affected.

Prices and markets for oil are unpredictable and tend to fluctuate significantly, which could reduce profitability, growth and the value of our business if we or our venture ever begin exploitation of reserves.

Our future financial condition, results of operations and the carrying value of our oil and natural gas properties depend primarily upon the prices we receive for our oil and natural gas production, if any. Oil and natural gas prices historically have been volatile and likely will continue to be volatile in the future, especially given current world economic conditions. Significant changes in long-term price outlooks for crude oil could by the time that we start exploiting oil and gas reserves, if we ever discover and exploit such reserves, could have a material adverse effect on revenues as well as the value of licenses or other assets.

Our future cash flow from operations, if any, will be highly dependent on the prices that we receive for oil and natural gas. This price volatility also affects the amount of our cash flow available for capital expenditures and our ability to borrow money or raise additional capital. The prices for oil and natural gas are subject to a variety of additional factors that are beyond our control. These factors include:

  the level of consumer demand for oil and natural gas;

  the domestic and foreign supply of oil and natural gas;

  the ability of the members of the Organization of Petroleum Exporting Countries to agree to and maintain oil price and production controls;

  the price of foreign oil and natural gas;

  the price and availability of alternative fuel sources;

  governmental regulations;

  weather conditions;

  market uncertainty;

  political conditions in oil and natural gas producing regions, including Israel and the Middle East;

  war, or the threat of war, in oil producing regions; and

  worldwide economic conditions.

These factors and the volatility of the energy markets generally make it extremely difficult to predict future oil and natural gas price movements with any certainty. Also, oil and natural gas prices do not necessarily move in tandem. Declines in oil and natural gas prices would not only reduce revenue, but could reduce the amount of oil and natural gas that we can produce economically and, as a result, could have a material adverse effect upon our financial condition, cash flows, results of operations, oil and natural gas reserves, the carrying values of our oil and natural gas properties and the amounts we can borrow under any bank credit facilities we may obtain in the future.

Even if we discover and then develop oil and gas reserves, we may have difficulty distributing our production.

If our exploration activities result in the discovery of oil and gas reserves, and if we are able to successfully develop and exploit such reserves, we will have to make arrangements for storage and distribution of oil and gas. We would have to rely on local infrastructure and the availability of transportation for storage and shipment of oil and gas products, but any readily available infrastructure and storage and transportation facilities may be insufficient or not available at commercially acceptable terms. The marketability of our production depends in part upon the availability, proximity, and capacity of oil and natural gas pipelines, crude oil trucking, natural gas gathering systems and processing facilities. This could be particularly problematic to the extent that operations are conducted in remote areas that are difficult to access, such as areas that are distant from shipping or pipeline facilities. Furthermore, weather conditions or natural disasters, actions by companies doing business in one or more of the areas in which we or our venture will operate, or labor disputes may impair the distribution of oil and gas. These factors may affect the ability to explore and develop properties and to store and transport oil and gas and may increase our expenses to a degree that has a material adverse effect on operations.

Our inability to obtain necessary facilities could hamper our operations.

Oil and gas exploration activities depend on the availability of equipment, transportation, power and technical support in the particular areas where these activities will be conducted, and our access to these facilities may be limited. Demand for such limited equipment and other facilities or access restrictions may affect the availability of such equipment to us and may delay exploration and development activities. The quality and reliability of necessary facilities may also be unpredictable and we may be required to make efforts to standardize our facilities, which may entail unanticipated costs and delays. Shortages or the unavailability of necessary equipment or other facilities will impair our activities, either by delaying our activities, increasing our costs or otherwise.

Our success depends on our ability to attract and retain qualified personnel

Recruiting and retaining qualified personnel is critical to our success. The number of persons skilled in the acquisition, exploration and development of oil and gas properties is limited and competition for such persons is intense. As our business activity grows, it will require additional key financial, administrative and mining personnel as well as additional operations staff. Although we believe that we will be successful in attracting, training and retaining qualified personnel, there can be no assurance of such success. If we are not successful in attracting and training qualified personnel, the efficiency of our operations could be affected, which could have an adverse impact on our future cash flows, earnings, results of operations and financial condition.

We face strong competition from other energy companies that may negatively affect our ability to carry on operations.

We operate in the highly competitive areas of oil and natural gas exploration, development and production. Factors which affect our ability to successfully compete in the marketplace include, but are not limited to, the following:

  the availability of funds and information relating to a property;

  the standards established by us for the minimum projected return on investment;

  the availability of alternate fuel sources; and

  the intermediate transportation of gas.

Our competitors include major integrated oil companies, substantial independent energy companies, affiliates of major interstate and intrastate pipelines, and national and local natural gas gatherers. Many of these competitors possess greater financial and other resources than we do.

Operating hazards may adversely affect our ability to conduct business.

Our future operations, if any, will be subject to risks inherent in the oil and natural gas industry, including, but not limited to, the following:

  blowouts;

  cratering;

  explosions;

  uncontrollable flows of oil, natural gas or well fluids;

  fires;

  pollution; and

  other environmental risks.

These risks could result in substantial losses to us from injury and loss of life, damage to and destruction of property and equipment, pollution and other environmental damage and suspension of operations. Governmental regulations may impose liability for pollution damage or result in the interruption or termination of operations.

Losses and liabilities arising from uninsured or under-insured hazards could have a material adverse effect on our business.

If we develop and exploit oil and gas reserves, those operations will be subject to the customary hazards of recovering, transporting and processing hydrocarbons, such as fires, explosions, gaseous leaks, migration of harmful substances, blowouts and oil spills. An accident or error arising from these hazards might result in the loss of equipment or life, as well as injury, property damage or other liability. We cannot assure you that we will obtain insurance on reasonable terms or that any insurance we may obtain will be sufficient to cover any such accident or error. Our operations could be interrupted by natural disasters or other events beyond our control. Losses and liabilities arising from uninsured or underinsured events could have a material adverse effect on our business, financial condition and results of operations.

Compliance with environmental and other government regulations could be costly and could negatively impact production.

All phases of the oil and gas business present environmental risks and hazards and are subject to environmental regulation pursuant to a variety of laws and regulations. Our operations are subject to laws and regulations governing the discharge of materials into the environment or otherwise relating to environmental protection. The recent trend toward stricter standards in environmental legislation and regulation is likely to continue. The enactment of stricter legislation or the adoption of stricter regulation could have a significant impact on our operating costs, as well as on the oil and natural gas industry in general.

Our existing property, and any future properties that we may acquire, may be subject to pre-existing environmental liabilities.

Pre-existing environmental liabilities may exist on the property in which we currently hold an interest or on properties that may be subsequently acquired by us which are unknown to the Company and which have been caused by previous or existing owners or operators of the properties. In such event, we may be required to remediate these properties and the costs of remediation could be substantial. Further, in such circumstances, we may not be able to claim indemnification or contribution from other parties. In the event we were required to undertake and fund significant remediation work, such event could have a material adverse effect upon the Company and the value of our common shares.

Our business will suffer if we cannot obtain or maintain necessary licenses.

Our operations require licenses, permits and in some cases renewals of licenses and permits from various governmental authorities. Among other factors, our ability to obtain, sustain or renew such licenses and permits on acceptable terms is subject to change in regulations and policies and to the discretion of the applicable governments. Our inability to obtain, maintain or acquire extensions for these licenses or permits could hamper our ability to produce revenues from operations. Other oil and gas companies may seek to acquire property leases and licenses that we will need to operate our business. This competition has become increasingly intense as the price of oil on the commodities markets has risen in recent years. This competition may prevent us from obtaining licenses we deem necessary for our business, or it may substantially increase the cost of obtaining these licenses.

Penalties we may incur could impair our business.

Failure to comply with government regulations could subject us to civil and criminal penalties, could require us or our venture to forfeit property rights or licenses, and may affect the value of our assets. We may also be required to take corrective actions, such as installing additional equipment, which could require substantial capital expenditures. We could also be required to indemnify our employees in connection with any expenses or liabilities that they may incur individually in connection with regulatory action against them. As a result, our future business prospects could deteriorate due to regulatory constraints, and our profitability could be impaired by our obligation to provide such indemnification to our employees.

Strategic relationships upon which we may rely are subject to change, which may diminish our ability to conduct our operations.

Our ability to successfully acquire additional licenses, to discover reserves, to participate in drilling opportunities and to identify and enter into commercial arrangements depends on developing and maintaining close working relationships with industry participants and government officials and on our ability to select and evaluate suitable properties and to consummate transactions in a highly competitive environment. We may not be able to establish these strategic relationships, or if established, we may not be able to maintain them. In addition, the dynamics of our relationships with strategic partners may require us to incur expenses or undertake activities we would not otherwise be inclined to undertake in order to fulfill our obligations to these partners or maintain our relationships. If our strategic relationships are not established or maintained, our business prospects may be limited, which could diminish our ability to conduct our operations.

Political instability or fundamental changes in the leadership or in the structure of the governments in the jurisdictions in which the Company operates could have a material negative impact on the Company.

The Company’s interests may be affected by political and economic upheavals. Although the Company currently operates in jurisdictions that welcome foreign investment and are generally stable, there is no assurance that the current economic and political situation in these jurisdictions will not change drastically in coming years. Local, regional and world events could cause the jurisdictions in which the Company operates to change the mining laws, tax laws, foreign investment laws, or to revise their policies in a manner that renders the Company’s current and future projects non-economic. Further, there is always the possibility of the governments in the jurisdictions in which the Company operates deciding to nationalize the oil and gas industry, or imposing such restrictions and penalties on foreign-owned entities that the Company’s current and future projects would become uneconomic, or the Company would be prevented from selling its assets or operating its business. The occurrence of any such fundamental change could have a materially adverse effect on the Company’s business, financial condition and results of operations.

AMG Oil Ltd. may enter into hedging agreements but may not be able to hedge against all such risks.

If the Company is able to discover commercially exploitable quantities of oil or gas and is able to enter into commercial production, trom time to time the Company may enter into agreements to receive fixed or a range of prices on its oil and natural gas production to offset the risk of revenue losses if commodity prices decline; however, if commodity prices increase beyond the levels set in such agreements, the Company will not benefit from such increases. Similarly, from time to time the Company may enter into agreements to fix the exchange rate of certain currencies to US dollars in order to offset the risk of revenue losses if the other currencies increase in value compared to the US dollar; however, if other currencies decline in value compared to the US dollar, the Company will not benefit from the fluctuating exchange rate. In addition to the potential of experiencing an opportunity cost, other potential costs or losses associated with hedging include the risk that the other party to a hedge transaction does not perform its obligations under a hedge agreement, the hedge is imperfect or our hedging policies and procedures are not followed.

AMG Oil Ltd. is incorporated in Canada.

The Company is a company incorporated federally and as such, its corporate structure, the rights and obligations of shareholders and its corporate bodies may be different from those of the home countries of international investors. Furthermore, non-Canadian residents may find it more difficult and costly to exercise shareholder rights. International investors may also find it costly and difficult to effect service of process and enforce their civil liabilities against the Company or some of its directors, controlling persons and officers.

To the extent that the Company establishes natural gas and oil reserves, it will be required to replace, maintain or expand its natural gas and oil reserves in order to prevent its reserves and production from declining, which could adversely affect cash flows and income.

In general, production from natural gas and oil properties declines over time as reserves are depleted, with the rate of decline depending on reservoir characteristics. If the Company establishes reserves, of which there is no assurance, and is not successful in its subsequent exploration and development activities or in subsequently acquiring properties containing proved reserves, its proved reserves will decline as reserves are produced. The Company’s future natural gas and oil production is highly dependent upon its ability to economically find, develop or acquire reserves in commercial quantities.

To the extent cash flow from operations is reduced, either by a decrease in prevailing production volume prices for natural gas and oil or an increase in finding and development costs, and external sources of capital become limited or unavailable, the Company’s ability to make the necessary capital investment to maintain or expand its asset base of natural gas and oil reserves would be impaired. Even with sufficient available capital, its future exploration and development activities may not result in additional proved reserves, and the Company might not be able to drill productive wells at acceptable costs.

Risks Associated with our Common Shares

We expect to be classed as a passive foreign investment company for United States tax purposes, which will have adverse tax consequences for all United States holders of our shares.

Due to our ownership of a currently non-operating business in Israel as our sole material asset, we expect to be classified for United States income tax purposes as a passive foreign investment company. This means that any dividends we pay you will be taxed as ordinary income and not at preferential qualifying dividend tax rates, and upon any sale of our Common Shares, any capital gain will be taxed as ordinary income and not at preferential capital gains rates. This will continue to be true even after we commence active operations.

The exercise of all or any number of outstanding warrants or stock options, the issuance of any annual bonus shares, the award of any additional options, bonus shares or other stock-based awards or any issuance of shares to raise funds or acquire a business may dilute your Common Shares.

We may in the future grant to some or all of our directors, officers, insiders, and key employees options to purchase our Common Shares, bonus shares and other stock based awards as non-cash incentives to those persons. We may grant these options and other stock based awards at exercise prices equal to or less than market prices, and we may grant them when the market for our securities is depressed. The issuance of any equity securities could, and the issuance of any additional shares will, cause our existing shareholders to experience dilution of their ownership interests.

Any additional issuance of shares or decision to enter into joint ventures with other parties to raise financing or acquire other businesses through the sale of equity securities, may dilute our investors' interests in the Company, and investors may suffer dilution in their net book value per share depending on the price at which such securities are sold. Such issuance may cause a reduction in the proportionate ownership and voting power of all other shareholders. The dilution may result in a decline in the price of our Common Shares or a change in the control of the Company.

We do not expect to pay dividends for the foreseeable future.

We do not intend to declare dividends for the foreseeable future, as we anticipate that we will reinvest any future earnings in the development and growth of our business. Therefore, investors will not receive any funds unless they sell their Common Shares, and shareholders may be unable to sell their shares on favorable terms or at all. We cannot assure you of a positive return on investment or that you will not lose the entire amount of your investment in our Common Shares. Prospective investors seeking or needing dividend income or liquidity should not purchase our Common Shares.

An investment in AMG Oil will likely be diluted.

We may issue a substantial number of our common shares without investor approval to raise additional financing and we may consolidate the current outstanding common shares. Any such issuance or consolidation of our securities in the future could reduce an investor’s ownership percentage and voting rights in the Company and further dilute the value of your investment.

The value of securities issued by the Company might be affected by matters not related to the Company’s own operating performance for reasons that include the following:

  general economic conditions in Canada, the US, Israel and globally;
  industry conditions, including fluctuations in the price of oil and natural gas;
  governmental regulation of the oil and gas industry, including environmental regulation;
  fluctuation in foreign exchange or interest rates;
  liabilities inherent in oil and natural gas operations;
  geological, technical, drilling and processing problems;
  unanticipated operating events which can reduce production or cause production to be shut-in or delayed;
  failure to obtain industry partner and other third party consents and approvals, when required;
  stock market volatility and market valuations;
  competition for, among other things, capital, acquisition of reserves, undeveloped land and skilled personnel;
  the need to obtain required approvals from regulatory authorities;
  worldwide supplies and prices of and demand for natural gas and oil;
  political conditions and developments in Israel, Canada, the US, and globally;
  political conditions in natural gas and oil producing regions;
  revenue and operating results failing to meet expectations in any particular period;
  investor perception of the oil and gas industry;
  limited trading volume of the Common Shares;
  change in environmental and other governmental regulations;
  announcements relating to the Company’s business or the business of its competitors;
  the Company’s liquidity; and
  the Company’s ability to raise additional funds.

In the past, companies that have experienced volatility in their value have been the subject of securities class action litigation. The Company might become involved in securities class action litigation in the future. Such litigation often results in substantial costs and diversion of management’s attention and resources and could have a material adverse effect on the Company’s business, financial condition and results of operation.

ITEM 4           INFORMATION ON THE COMPANY

We are an oil and gas exploration company and from the State of Israel, through our wholly owned subsidiary and own petroleum License No.356/”EITAN” in the Hula Valley. We have also recently acquired License No. 378/ "Gabriella" offshore Israel, although this property is presently not material to our operations. Our business plan is to carry out exploration activities on Eitan in order to assess whether the property contains any commercially exploitable quantities of oil and gas. We presently do not produce any oil or gas and do not earn any revenues.

A.           History and Development of the Company

Name

Our legal and commercial name is AMG Oil Ltd.

Principal Office

Our principal office is located at Suite 901, 30 St. Clair Avenue West, Toronto, Ontario, Canada, M4V 3A1. Our telephone number is (416) 250-6500.

Incorporation and Continuation

We are a Canadian corporation governed under the Canada Business Corporations Act (the “CBCA”).

We were incorporated on February 20, 1997 under the name “Trans New Zealand Oil Company” by filing our Articles of Incorporation with the Secretary of State of Nevada. We changed our name to “AMG Oil Ltd.” on July 27, 1998. Our fiscal year end is September 30.

On November 25, 2008, the Company’s shareholders approved the change of our jurisdiction of incorporation from the State of Nevada to the Canadian federal jurisdiction under the CBCA by way of continuation. The Company completed the filing of its Articles of Conversion with the Nevada Secretary of State on November 25, 2008, and the Company’s Articles of Continuance were accepted for filing by Industry Canada effective November 27, 2008. The effect of these filings was to transfer the jurisdiction of incorporation of the Company from the State of Nevada to the Canadian federal jurisdiction under the CBCA. Copies of the Articles of Conversion, Articles of Continuance, Certificate of Continuance and By-Laws, are incorporated by reference to this Form 20-F as exhibits.

The Company’s common shares remain registered under Section 12(g) of the Exchange Act after completion of the continuation as a result of the operation of Rule 12g-3 of the Exchange Act. The Company’s current trading symbol on the OTCBB is “AMGOF”.

Acquisition of Adira Energy

We completed the acquisition of Adira Energy Corp. (“Adira Energy”), a company incorporated in the Province of Ontario, on August 31, 2009. As a result of the completion of this acquisition, we are now the owner of all the issued and outstanding shares of Adira Energy and we have ceased to be a “shell company”, as defined in Rule 12b-2 of the Exchange Act. The acquisition was completed to a securities exchange agreement dated August 4, 2009 among the Company, Adira Energy and Dennis Bennie, Ilan Diamond and Alan Friedman, as principal shareholders, and concurrent securities exchange agreements among the Company, and each of the minority shareholders of Adira Energy.

Immediately prior the acquisition, Adira completed a private placement (“Private Placement”) of 7,600,000 units (“Units”) at a price of U.S. $0.25 per Unit. Sandfire Securities Inc. acted as lead agent to Adira in connection with the Private Placement. Each Unit was comprised of one common share of Adira and one-half of one share purchase warrant. The common shares and share purchase warrants issued by Adira were exchanged concurrently with the closing of the Acquisition. Each resulting share purchase warrant entitles the holder to purchase one additional common share of the Company at the exercise price of U.S.$0.50 per share for a two year period following closing, expiring on August 31, 2011. In connection with the Private Placement, 455,770 compensation warrants were issued to agents which will entitle the holders thereof to purchase an equal amount of common shares of the Company at the exercise price of U.S. $0.25 per common share for a two year period following closing expiring on August 31, 2011.

As consideration for the outstanding common of Adira Energy, the Company has issued an aggregate of 39,040,001 common shares and now has an aggregate of 62,240,001 issued and outstanding common shares. Additionally, 3,334,000 options and 3,845,000 warrants of Adira were exchanged for options (the “Options”) and warrants of the Company on an equivalent basis.

Concurrent with the completion of the Acquisition, Michael Hart, Michael Murphy and John Campbell, resigned from the board of the Company and Dennis Bennie (Chair), Glen Perry, Alan Friedman and Ilan Diamond (CEO) were appointed as the new directors of the Company. It is contemplated that at the next shareholder’s meeting, subject to and upon receipt of shareholder approval, the Company will change its name to “Adira Energy Corp.”, will ratify our 2009 Adira Option Plan and ratify the previously granted Options.

Together with pre-existing cash on hand and after deducting commissions payable in connection with the Private Placement, AMG has a cash balance as of August 31, 2009 of approximately U.S.$2.6 million. The Company intends to use cash proceeds to immediately complete the purchase of a drill rig and to commence drilling operations on its Eitan License in Northern Israel.

Adira Energy is a natural resource gas exploration and development company which has been granted a Petroleum License covering approximately 31,000 acres (125,700 dunam) in the Hula Valley located in Northern Israel. Adira Energy aims to explore and, if warranted, develop the natural gas and coal bed methane (CBM) gas field, generate gas-powered electricity, and acquire additional exploration/development licenses in the region.

Prior Operations of AMG

We were previously engaged in the acquisition and, formerly, exploration of resource properties.

We had been inactive for approximately the last four years and were considered a “shell” company within the meaning assigned to that term in Rule 12b-2 of the Exchange Act prior to the acquisition of Adira Energy because we had no operations and our assets consisted solely of cash. In previous years, we had conducted oil and gas exploration activities in New Zealand but withdrew from the permit and assigned our interest to other participants in the permit during the 2003 fiscal year.

We do not receive any revenue from our discontinued oil and gas operations in New Zealand and had no significant assets, tangible or intangible except for cash on hand. We have no history of earnings and there is no assurance that our business will be profitable. As at September 30, 2008, AMG had an accumulated deficit of $3,169,899. We expect to continue incurring operating losses and accumulating deficits in future periods.

Reporting Issuer Status under Canadian Securities Laws

On February 1, 2006, the British Columbia Securities Commission granted our application to be designated as a reporting issuer under the Securities Act (British Columbia). Accordingly, we and our insiders became subject to the continuous disclosure requirements under the securities laws of the Province of British Columbia, Canada.

Capital Expenditures and Divestitures

During the last three fiscal years ended September 30, 2009, AMG did not undertake any capital expenditures.

During the period ended April 30, 2009, Adira put a deposit of $29,000 down on the purchase of drilling equipment.

Our planned capital expenditures for the next twelve months are summarized below under “Plan of Operations. These anticipated expenditures relate to our drilling exploration program in connection with our Hula Valley property in Israel and the related purchase of drilling equipment.

Other than described above, we do not expect any significant purchases of plant and equipment or the hiring of employees within the next twelve months, unless acquired in connection with the acquisition of a business opportunity which may be identified.

Takeover Offers

We are not aware of any indication of any public takeover offers by third parties in respect of our common shares during our last and current financial years.

B.           Business Overview

Petroleum License

Through our wholly owned subsidiary, Adira Energy Israel Ltd., we received a petroleum license No.356/”EITAN” from the State of Israel in the Hula Valley for a period of three years from December 15, 2008 to December 14, 2011. The area of this permit is approximately 125.7 square kilometres. The permit area is subject to 12.5% royalty payable to the government. During this period, Adira Israel is committed to a work program as follows:

1.	Re-process all the seismic lines and submit a conclusive report within six months from date of grant.

2.	Prepare a report of gas potential within 12 months from date of grant.

3.	Re-enter at least three wells to the shallow and deep layers and examination thereof within 24 months from the date of grant.

4.	Drill and test a new well to the depth of at least 900 metres within 30 months from the date of grant.

The Hula Valley area has experienced some minor shallow gas exploration but with no commercial discovery of any gas field. There is no seismic data available for this review. In terms of conventional gas, there is no well-defined prospect in the area at this time.

Through our wholly owned subsidiary, Adira Energy Israel Ltd., we received a petroleum License No. 378/ "Gabriella" offshore Israel app. – 390 square kilometres). This property is presently not material to our operations. We are presently evaluating whether to conduct preliminary exploration on this property.

Recommended Exploration Program

The target of our exploration activities will be the Esther field which is located within the area covered by our petroleum license. The Esther field has identified shallow gas and coal-bed methane (CBM) from the prior drilling of a total of 14 wells. We have determined based on the recommendations of a technical report that we have received to pursue a re-entry program to work-over and test the shallow gas in two to three shallow gas wells. If the testing of the shallow gas is successful, we plan to then design a development program based on the local market demands for the gas. For the coal-bed methane, it is recommended to test the selected shallow coal seams from 445 to 489 metres in the Esther #2 well with a stimulation program (hydraulic fracture treatment using foam or water). If the testing of the coal bed methane (“CBM”) is successful, a development program can be designed in conjunction with the seismic data acquisition program in order to determine the areal extent of the coal-bed deposits in the area. We plan to undertake the plan of operations provided below in order to carry out these recommendations.

Plan of Operations

Over the next 12 months, our objective is to undertake a plan of operations that will include the commencement of drilling operations on the Eitan license in the Hula valley of Northern Israel, as described in further detail in the table below. We will complete the purchase of a drill rig which will be moved to location and refurbished. Following refurbishment a drilling program encompassing re-entry into 3 existing wells and the drilling of 2 new wells (1 cored deep well down to 1090m) will commence. We estimate that the program will start in November 2009 and run 2½ to 3 months. Processing of technical data, de-watering and monitoring of well progress is likely to take around 6 months. Once results start coming forth a plan of action will be set up and designed for a follow-on program, if further exploration is warranted.

In addition to the drilling program, and budget permitting, we intend to acquire an additional 7-11km of additional 2D seismic information. This seismic will be acquired on the western side of the license and will allow us to assess possible closure to various geologic structures.

We are also presently evaluating whether to commence initial exploration work on the Gabriella license. We anticipate that this initial work, if undertaken, would mostly related to re-processing and interpretation of data on the license area. In the event that limited exploration work justifies additional spend, we will seek to engage funding joint venture partners.

Our plan of operations for the next twelve months is summarized as follows:

Activity	Project Timeframe	Budget ($)
Re-location of drill rig	3 weeks	30,000
Refurbishment of drill rig	3-6 weeks	60,000 (Estimated)
Drilling program (3 re-entry’s & 2 new wells)	10-13 weeks	850,000 (based on AFE’s)

Coring and then desorption testing and lab work	6 weeks (coring included above)	Included in drilling budget
Monitoring – including de- watering & assessment of results	6 months	Partly included above + 75,000
Seismic (7-11km)	2 weeks	100,000
Application for future license/s	Concurrent to above timeframe	25,000
Initial work on new license/s	Concurrent to above timeframe	100,000
Planning	Mostly concurrent	10,000 (Consultants)

Our plan of operations, including the projected timeframe and budgeted expenditures, are subject to change. Our board of directors may determine based on the results of exploration activities or other identified opportunities `1to change our plan of operations. In addition, the risks identified above under “Risk Factors” may result in delays and costs overruns, each of which could adversely impact on our ability to complete our plan of operations within the projected timeframes and within the projected budgets.

We plan to continue future exploration based on the results of our preliminary exploration efforts. Our future exploration plans will be designed based on the results of our preliminary exploration programs. We plan to obtain geological reports on our preliminary exploration programs, which we will review in the process of determining whether to conduct advanced exploration and the nature of any advanced exploration programs. We will conduct our business activities largely through external consultants that we will retain in order to carry out our plan of operations. These consultants will include geologists and engineers with expertise in oil and gas exploration. We will also engage drilling companies and other oil and gas service provides to enable us to carry out our plan of operations.

C.           Organizational Structure

We operate:

•	in Canada through our wholly owned subsidiary Adira Energy Corp., an Ontario corporation incorporated on April 8, 2009; and

•	in Israel, through Adira Energy’s wholly owned subsidiaries, namely:

	o	Adira Energy Israel Ltd., an Israel corporation; and

	o	Adira Energy Israel Services, an Israel corporation.

D.           Property, Plant and Equipment

Corporate Offices

Our executives offices are comprised of approximately 400 square feet at Suite 901, 30 St. Clair Avenue West, Toronto, Ontario, Canada, M4V 3A1. The lease cost is $400 per month.

The following sets forth information relating to our Eitan petroleum license, which is presently our only material exploration property:

Eitan Petroleum License

Adira Israel received a petroleum license petroleum license No.356/”EITAN” from the State of Israel in the Hula Valley on December 15th 2008 (the “License”). The original term of the License is three years; however, the term is may be extended for a further four years according to Israeli Petroleum Law, 5712 – 1952 (the “Petroleum Law”).

License Rights

Subject to the provisions of the Petroleum Law, the License confers upon Adira Israel the right:

  to explore for petroleum in the licensed area;

  the right to do exploration work outside the licensed area bearing on the petroleum prospects of the licensed area, to such extent and subject to such conditions as the Israeli Petroleum and Mining Commissioner (the “Commissioner”) may prescribe;

  the exclusive right to conduct tests or development drilling in the licensed area and to produce petroleum there from; and

  the right to obtain a lease after having made a discovery in the licensed area.

Under the Petroleum Law, Adira Israel, as the holder of a petroleum right, is entitled, subject to any other relevant law, to drill and search for water in the area of its petroleum right and to use the water discovered by it either by drilling for water or in any of its other operations and/ or to use any other water situated in the area of its petroleum right to the extent required for its operations, provided that it does not thereby prejudice any person’s right in such water or having the benefit thereof.

License Requirements

The License is subject to the following requirements:

  Adira Israel shall commence petroleum exploration within four months from the day on which the License is granted and shall continue the same with due diligence as long as the License is in force.

  Adira Israel shall commence test drilling on the date prescribed therefore in the conditions of the license and not later than two years following the grant of the license and shall continue such drilling with due diligence until he makes a discovery. The interval between the completion of the drilling of one well and the commencement of the drilling of another well shall not exceed four months.

  Adira Israel shall submit to the Commissioner reports on the petroleum exploration carried out by him. Adira Energy may require that the information supplied in the report shall be kept secret to the extent that it relates to prospects of discovering petroleum. Furthermore, Adira Energy shall at the time of drilling, carry out tests and measurements and take samples and retain samples and forward them to the Commissioner as the Commissioner may demand, having regard to the other tests and measurements carried out by Adira Energy and to the damages which may be caused by complying with the demand.

•

Within one month after the expiration of every three months period from the grant of the License onwards, Adira Israel is required to deliver to the Commissioner a report, in duplicate, on the exploration work done by him under the License during the three months, setting out:

	o	the nature, extent, location and results of the exploration work;

	o	particulars of the expenditure incurred in respect of the exploration work;

	o	results and evaluations of the geological, geophysical, engineering and technical work done and the basic data on which those results and evaluations are based;

	o	data, considerations and causes determining the location of petroleum drillings.

•	Adira Israel has submitted the first two quarterly reports.

•

As the holder of a petroleum right, Adira Israel shall, not later than fourteen days before commencing the drilling of any test, development or water well or further drilling and work at an old drill hole, notify the Commissioner in writing of his intention to do so and in the case of a new well shall notify the location of the proposed well by means of a spot map certified by a qualified surveyor, the well drilling plan (including the estimated stratigraphic sections and the water-bearing horizons) and the date on which drilling will begin.

•

After drilling has commenced, Adira Israel, as the holder of the petroleum right shall, within ten days after the end of each month, report to the Commissioner in writing the depth of the well at the end of the month and the geological horizon to which, according to the holder’s determination then, the well has penetrated.

•

Within fifteen days after the completion of a petroleum well, whether as a producing well or a dry hole, and within fifteen days after the completion of any further work at an old drill hole, Adira Israel, as the holder of the petroleum right, shall submit to the Commissioner a completion report showing:

	o	the depth and the casing and cementing record of the well;

	o	copies of all drillers’ daily reports, drilling time, sample, electro and other logs kept;

	o	the results of all well tests, including wellhead and bottom hole pressures obtained;

	o	all core analyses made and all interpretations thereof made by or for the holder;

	o	the completion record of the well if it was completed as a producing well; and

	o	the plugging and abandonment record of the well if it has been abandoned, such record being signed and certified by the person responsible for the plugging.

The report shall be accompanied by samples taken of strata penetrated and analyses of such samples and samples of all fluids entering the well with the depths and geological horizons at which they were found and analyses of all such fluids.

Rights in Land

The licensed area is situated in the Hula valley in the upper Galilee in Israel and is land owned by the State of Israel. According to the Petroleum Law, where state land is reasonably required by the holder of a petroleum right for a petroleum purpose, he may make a demand from the Israel Lands Authority that the land or any right therein be leased to him on the conditions prescribed by the Petroleum Law and the regulations under the Petroleum Law.

The licensed area forms part of the lands on which kibbutz Naot Mordechai is situated (in terms of a long term lease agreement between the Kibbutz and the Israel Lands Authority). This is the area on which the Company anticipates focussing its work program for the next 18 months. The result of this situation is that Adira Israel will have to reach an agreement with Kibbutz in order to secure the access to the land in question. Negotiations have commenced in connection with securing this agreement.

Location of Hula Valley in Israel

The Hula Valley basin is located in Northern Israel near the head of the Jordan River Valley. The valley is bordered on the west by the Naftali Mountains, to the east by the Golan Heights, to the north by the Metulla High, and to the south by the Korazim High. The Hula Valley is some 25 km long and 6 km wide providing an area of 150 km2 (37,065 acres) at an elevation of approximately 60 meters to 70 meters above sea level. The subject permit area is 125.7 km2 and it covers roughly half of the valley.

Seismic Data

Adira Israel has reprocessed 142.9 km of seismic data. The seismic surveys were acquired over the potential hydrocarbon traps in the central and southern part of the Hula Valley Basin. The areas include the central valley in the Neot Mordechai (“NMB”) area where the Esther wells were drilled and the southern Agamon Natural Preserve (“ANB”) area where the Notera, Gonen, and Suzie wells were drilled.

Exploration History

The presence of gas was first reported in 1950 while exploring the valley for peat to be used for fuel. Early exploration focused on the lignite stringers. Twenty shallow boreholes were drilled ranging in depths from 72 metres (236 feet) to 175 metres (574 feet). The early exploration also defined three zones or levels: Shallow (surface to 200 metres (656 feet)), Medium (200 metres to 600 metres (656 to 1,968 feet)), and Deep (600 metres to 2,800 metres (1,968 feet to 9,186 feet)). These different levels were explored in four projects as follows:

1.

Notera Project between 1980 and 1982 - Notera-1 well, was drilled in 1980, and reached a depth of 505 metres (1,658 feet). Dry gas was discovered between 476 - 482 metres (1,562 – 1,581 feet) and the well was completed for production. The well was connected to Kibbutz Gonen in October, 1981 and 7 MMcf of gas were sold. Total production including testing and flaring was estimated to be 14.7 MMcf. The well died on September 7, 1982 probably due to the influx of water from what appeared to be a strong water drive confirmed by a constant bottom hole pressure of 674 psig throughout the life of the well. The Notera-2 well, also drilled in 1980, penetrated to a depth of 749 meters (2,457 feet). It discovered gas and the well tested in the interval 120 - 175 meters (394 –574 feet). After a long period of testing, it was considered non- commercial due to the large quantities of formation water produced. In 1981, Notera-3 well was drilled to a total depth of 2,786 metres (9,140 feet) but no gas was found. In 1982, Notera-6 well was drilled to a total depth of 560 metres (1,837 feet) but also found no commercial gas.

2.

Gonen Project in 1983 – 10 shallow wells were drilled based on the well data of Notera 6 because of the multi-stringers of sand between 450 and 550 metres (1,476 and 1,820 feet). None of these wells tested any commercial production rates.

3.	Susie Project from 1985 – 1986 – Three shallow wells of less than 150 metres were drilled in this area. Additional two wells were drilled but no success in finding commercial gas.

4.

ABJAC Operations between 1990 and 2002. Two structural traps were identified resulting in the drilling of the prospect in the Lily 1 well with a total depth of 1,260 metres (4,133 feet) but no commercial gas discovery. The Esther 1 and 2 wells were drilled to a total depth of 1,293 metres (4,244 feet) and 525 meters (1,722 feet) respectively. Both Esther 1 and 2 wells encountered numerous coal seams. Cores were taken to determine reservoir evaluation. Subsequent to the two Esther wells, nine more wells were drilled but no commercial gas discovery but encountered coal seams at various depths.

Exploration Summary

Most of the wells drilled in this area encountered gas. These wells varied in depth from 146 metres (479 feet) in Esther-4 well to the deepest at 2,786 metres (9,140 feet) in Notera-3 well. During the Notera project, all drilled wells were electrically logged with also conducted composite logs. A total of 42 gas exploration wells have been drilled in the Hula Valley. In addition, 20 unlisted lignite test boreholes were drilled to an average depth of 150 metres (~500 feet) and Naphtha drilled three structural boreholes. There were no absolute open flow tests or any extended tests to indicate or support a commercial discovery. However, coal seams have been identified in some of the wells to provide some data for potential coal-bed methane potentials.

Esther Field Gas Prospect

Adira Israel has received a technical report which has identified the Esther field as a gas prospect. A total of 14 wells (1, 2, 3, 3A, 4, 4A, 5, 6, 7, 8, 8A, 11, 12 and 13) were drilled in the field with no commercial gas discovery in all depths. The gas potentials in the Esther field can be divided into three segments according to depths. The shallow depth is around 200 metres (650 feet) between the surface and the top of the Yarda Basalt. The middle depth is the coal beds between 400 and 1,000 metres (1,300 and 3,280 feet). The deep depth is the limestone and fracture basalts from 1,000 to 4,000 metres (3,280 and 13,000 feet). The most prospective is the gas from the coal beds between the 400 and 1,000 metres and will be discussed in the section later. Coal-bed methane (CBM) is seldom commercial below 1,000 metres.

To determine whether there is any potential of the shallow gas and as part of the committed work program, the technical report recommended the re-entry of the two to three shallow wells in the Esther field to test for commercial gas. The re-entry would require cleaning up the formation, stimulation if required and flow test the well for an extended period of time. We plan to undertake this exploration work as part of our plan of operations, as described above under “Plan of Operations”.

Equipment

The Company intends to complete the purchase of a drill rig in order to commence drilling operations on its Eitan License in Northern Israel as soon as possible.

ITEM 4A           UNRESOLVED STAFF COMMENTS

Not applicable.

ITEM 5             OPERATING AND FINANCIAL REVIEW AND PROSPECTS

The following discussion and analysis of the Company’s plan of operations and historical financial and operating results should be read in conjunction with:

  the audited consolidated financial statements of the Company for the years ended September 30, 2008, 2007, and 2006, together with the notes related thereto, as filed with the Company’s Form 20-F for the year ended September 30, 2008, the interim financial statements of the Company for the three and nine month periods ended June 30, 2009 and 2008, as furnished with the Company’s Form 6-K filed with the SEC on September 3, 2009,

  the audited financial statements of Adira Energy for the period ended April 30, 2009, and

  Item 4 - “Information on the Company”.

A.           Operating Results

Summary

We completed the acquisition of Adira Energy on August 31, 2009. Our plan of operations is to carry out the exploration business of Adira Energy and to complete the plan of operations described above in Item 4.B under “Plan of Operations”.

Results of Operations

Adira Energy

Period ended April 30, 2009

Adira Energy has not earned any revenues from operations to date.

Operating expenses during the period from the incorporation of Adira Energy on April 8, 2009 to April 30, 2009 included the following:

  Accounting and legal expenses in connection with our organization of CDN$27,586,

  Consulting fees of CDN $82,000, including CDN$32,000 paid to a director under a consulting contract,

  CDN$598,800 in share based compensation expense attributable to the purchase of 12,000,000 common shares of Adira Energy at a price of CDN$0.0001 per share by certain directors, and

  Technical consulting fees in connection with the Company’s exploration property totalling CDN$82,706.

AMG Oil

AMG has not earned any revenues from operations to date.

Nine Months ended June 30, 2009 to Nine Months ended June 30, 2008

AMG incurred a net loss for the second quarter of the 2009 fiscal year of $39,174 (0.00 per share) compared to a loss of $46,389 (0.00 per share) from the third quarter of last year. For the nine month period ended June 30, 2009, AMG recorded a net loss of $130,999 (0.00 per share) compared to a net loss of $172,921 for the same period last year.

AMG’s net loss for the third quarter of the 2009 fiscal year of $39,174 (nine months: $130,999) consisted solely of General and Administrative (“G&A”) as detailed below. G&A decreased when compared to the same period last year as a result of AMG’s efforts to change AMG Oil’s jurisdiction of incorporation from the State of Nevada to the Canadian federal jurisdiction under the Canada Business Corporations Act by way of continuation during the 2008 fiscal year. G&A costs were partially offset by interest income of $404 (nine months: $9,640) compared to $7,574 (nine months: $33,164) from the same period last year. Interest income decreased when compared to the same period last year as a result of the Company’s lower cash balances as well as a decrease in interest rates on the Company’s investments.

2008 Compared to 2007 and 2006

Total losses incurred by AMG since incorporation to the period ending September 30, 2008 were $3,169,899.

AMG had a net use of cash of $213,768 from operating activities for the year ending September 30, 2008 compared to a net use of cash of $30,150 for the comparable year ending September 30, 2007 (2006: $25,201), which is an increase resulting primarily from general and administrative (“G&A”) expenses. AMG’s increased G&A expenses were primarily the results of increased consulting and professional fee expenses. These costs were partially offset by interest income being received by us as detailed below.

AMG incurred a net loss for the 2008 fiscal year of $282,659 ($0.01 per share) compared to a loss of $25,330 ($0.00 per share) for the year ended September 30, 2007 (2006: $36,173, $0.00 per share), a difference resulting primarily from $285,180 in G&A expenses relating to AMG’s operations, compared to $90,640 for the year ended September 30, 2007 (2006: $68,046). AMG also recorded interest income of $40,061 in the 2008 fiscal year compared to $65,310 for the year ended September 30, 2007 (2006: $31,873).

B.           Liquidity and Capital Resources

Liquidity

As at June 30, 2009, AMG had $946,128 in cash and cash equivalents and $931,474 in working capital. This compares to $1,104,364 in cash and cash equivalents and $1,062,473 in working capital as at September 30, 2008.

We acquired approximately $1.7 million in cash upon completion of the acquisition of Adira Energy, providing us with total cash of approximately $2.6 million as at September 1, 2009. The cash acquired was primarily attributable to the Private Placement completed by Adira Energy, as described in Item 4.A of this Form 20-F.

We presently believe that we have sufficient capital resources to fund our plan of operations for the next twelve months, as described in Item 4.B of this Form 20-F. However, we will require additional funds to continue advanced exploration of our existing exploration property or to acquire and undertake exploration of new properties that we may acquire.

Cash on hand is currently our only source of liquidity. We do not have any lending arrangements in place with banking or financial institutions and we do not anticipate that we will be able to secure these funding arrangements in the near future.

The Company has historically maintained its liquidity and has funded its operations primarily from the sale of its common shares. The Company relies on its ability to raise additional capital through the issuance of common shares, which may have a dilutive effect on the Company’s shareholders, to fund its operations. If the Company chooses to raise additional funding, the Company cannot give assurance that it will be able to secure outside sources of capital in an amount that is sufficient for it to undertake its plan of operations. In the event that future equity financing cannot be raised or negotiations for joint venture funding are not successful, our activities may be curtailed and this may adversely affect our ability to carry out exploration of our existing property and to acquire any new exploration properties. There can be no assurance that additional financing, if required, will be available to the Company on acceptable terms or at all.

Cash Flows

Adira Energy

Adira completed the following share issuances during the period ended April 30, 2009:

  12,000,000 common shares were issued at a price of CDN$0.0001 per share, and

  10,500,000 common shares were issued at a price of CDN$0.05 per share.

Subsequent to April 30, 2009, Adira Energy completed the issuance of 7,600,000 units at a price of $0.25 per unit pursuant to the Private Placement described in Item 4.1 of this Form 20-F.

Adira Energy used CDN$29,000 in investing activities during the period ended April 30, 2009 in connection with a deposit on drilling equipment.

Adira Energy used cash in operating activities of CDN$73,033 during the period ended April 30, 2009.

AMG Oil

The Company did not conduct any financing activities for the years ended September 30, 2008 and September 30, 2007. During the 2006 fiscal year, financing activities provided cash of approximately $1,500,000 from the issuance of common shares.

AMG did not conduct any investing activities for the 2008, 2007 or 2006 fiscal years.

The net impact of all cash activities during the twelve months ended September 30, 2008 resulted in a net decrease in cash of $213,768, a net decrease in cash of $30,150 for the year ended September 30, 2007 and a net increase in cash of $1,333,756 for the year ended September 30, 2006.

Material Commitments for Capital Expenditures

As at the date of this Form 20-F, we plan to spend approximately $300,000 over the next twelve months on capital expenditures relating to the exploration of our Eitan petroleum license. We plan to fund this capital expenditure using our existing cash resources.

Inflation

Inflation has not had a material impact on our operations.

Foreign Currency Fluctuations

Fluctuations in foreign currency have not had a material impact on our operations.

Government Regulation

There is no governmental regulation that the Company is aware of or that would affect us, other.

Critical Accounting Policies of Adira Energy

Foreign Currency Translation

The financial statements of Adira Energy are presented in Canadian dollars. Foreign denominated monetary assets and liabilities are translated to their Canadian dollar equivalent using foreign exchange rates at the balance sheet dates. Non-monetary items are translated at historical exchange rates. Revenues and expenses are translated using average rates of exchange during the year. Exchange gains or losses arising from currency translation are included in the determination of net income.

Share-based Compensation

Compensation expense has been recorded for the issue of common shares where an intrinsic value in excess of cash consideration paid was determined at the date of issuance.

Oil and Gas Property

Adira Energy follows the full cost method of accounting for oil and gas properties whereby all costs relating to the acquisition, exploration, and development of oil and gas properties and equipment are capitalized and accumulated in cost centres by country. Such costs include lease acquisition costs, geological and geophysical expenditures, lease rentals, seismic and costs of drilling productive and non-productive wells, together with overhead expenses related to acquisition, exploration, development activities. The costs in cost centres from which there has been no commercial production are not subject to depletion until commercial production commences. Depletion is calculated using costs of acquisition, exploration, development, estimated future development as well as dismantlement and abandonment costs, net of salvage values using the unit-of production method. An assessment is performed at every reporting date to determine whether the aggregate net costs in each pre-development stage cost centre are recoverable. Costs which are unlikely to be recovered are written-off. Oil and gas properties for which there has been commercial production, are subject to a ceiling test in each reporting period to determine that the costs are recoverable and do not exceed the fair value of the properties. The costs are assessed to be recoverable if the sum of the undiscounted cash flows expected from the production of proved reserves and the lower of cost and market of unproved properties exceed the carrying values of the oil and gas properties. If the carrying value of the oil and gas properties is not assessed to be recoverable, an impairment loss is recognized to the extent that the carrying value exceeds an estimated fair value. The fair value estimate is normally based on the sum of the discounted cash flows expected from production of proved and probable reserves at a discount rate of 10% and the lower of cost and market of unproved properties. The cash flows are estimated using forecast product prices and costs with the forecast product pricing being a constant price utilizing the actual oil price posted at April 30, 2009 and discounted using a risk-free interest rate of 10%.

Sales of oil and gas properties, whether or not being amortized currently, shall be accounted for as adjustments of capitalized costs, with no gain or loss recognized unless such adjustments would significantly alter the relationship between capitalized costs and proved reserves of oil and gas attributable to a cost centre. Abandonments of oil and gas properties shall be accounted for as adjustments of capital cost with the costs of abandoned properties being charged to the cost centre and amortized.

C.           Research and Development, Patents and Licences

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

F.           Tabular Disclosure of Contractual Obligations

AMG Oil

The following table sets forth AMG’s contractual obligations as at September 30, 2008:

Payments due by period
		Less than 1			More than 5
Contractual Obligations	Total	year	1-3 years	3-5 years	years
Long-Term Debt Obligations	-	-	-	-	-
Capital (Finance) Lease	-	-	-	-	-
Obligations
Operating Lease Obligations	-	-	-	-	-
Purchase obligations	-	-	-	-	-
Other Long-Term
Obligations (1)	$5,500	$5,500	-	-	-
Other Long-Term Liabilities
Reflected on the Company’s
Balance Sheet under the
GAAP of the primary
financial statements	-	-	-	-	-
Total (2)	$5,500	$5,500	-	-	-

(1)

The Other Long Term Obligations that the Company has are in respect of the consulting agreement entered into with PCL to provide advisory services to the Company and the rental agreement with DLJ at September 30, 2008. The Company may choose to terminate the consulting agreement and/or the rental agreement where practical.

(2)	The Company’s total commitments include those that are required to be incurred to maintain its consultant to provide advisory services and office for administrative purposes.

Adira Energy

The following table sets forth Adira Energy’s contractual obligations as at April 30, 2009:

Payments due by period
		Less than 1			More than 5
Contractual Obligations	Total	year	1-3 years	3-5 years	years
Long-Term Debt Obligations	-	-	-	-	-
Capital (Finance) Lease	-	-	-	-	-
Obligations

Payments due by period
		Less than 1			More than 5
Contractual Obligations	Total	year	1-3 years	3-5 years	years
Operating Lease Obligations	-	-	-	-	-
Purchase obligations	$320,000	$320,000	-	-	-
Other Long-Term	-	-	-	-	-
Obligations (1)
Other Long-Term Liabilities
Reflected on the Company’s
Balance Sheet under the
GAAP of the primary
financial statements	-	-	-	-	-
Total (2)	$320,000	$320,000	-	-	-

G.           Safe Harbor

The safe harbor provided in s. 27A of the Securities Act and s. 21E of the Exchange Act shall apply to forward-looking information provided pursuant to Item 5.E and F where applicable.

ITEM 6             DIRECTORS, SENIOR MANAGEMENT AND EMPLOYEES

A.           Directors and Senior Management

The size of our board of directors is currently set at 4. All of our directors are elected annually by the shareholders and hold office until our next annual general meeting or until their successors are duly elected and qualified, unless their office is earlier vacated in accordance with the CBCA and our articles of incorporation. All of our directors are residents of Canada.

The following table sets forth information relating to our directors and senior management as at the date of this Form 20-F:

Name (1)	Residence	Position
Dennis Bennie (2)	Toronto, ON, Canada	Director (Chairman)

Daniel Bloch	Toronto, ON, Canada	Secretary

Brook Cole	Bowmanville, ON, Canada	Interim Chief Financial Officer

Ilan Diamond	Morningside, South Africa	Chief Executive Officer and Director

Alan Friedman	Toronto, ON, Canada	Executive Vice-President,, and Director

Denny Johnson	Denham Springs, LA, USA	Senior Vice-President, Exploration and Development

Colin Kinley	Overland Park, Kansas, USA	Senior Vice-President, Operations

Glen Perry	Dallas, Texas, USA	Chairman Technical Advisory Board, Director and Officer

(1)	Neither age nor date of birth of directors or senior managers is required to be reported in the Company’s home country (Canada) nor otherwise publicly disclosed.

(2)	Member of Audit Committee.

The following is biographical information on each of the persons listed above:

Mr. Alan Friedmanman, Executive Vice-President, and Director. Mr. Friedman became a director of the Company on August 31, 2009 prior to assuming his current post at AMG Oil Ltd. Mr. Friedman is a South African attorney and a Director of the Canada-South Africa Chamber of Business. He is the founder, President and CEO of Rivonia Capital Inc., a firm that identifies opportunities in emerging markets, and enhances value through combining quality assets, management and financial and marketing support for early stage companies in the resource sector. He was formerly the Executive Vice-President for a Canadian finance firm, through which he facilitated significant capital raising for a number of public companies.

Mr. Ilan Diamond, Chief Executive Officer and Director. Mr. Diamond became CEO and a director of the Company on August 31, 2009. Prior to becoming CEO and Director at AMG Oil Ltd., Mr. Diamond was a director at Stratus Capital LLP. Stratus Capital focused on trading of physical commodities (primarily copper and cobalt), mainly from Africa to the East. Mr. Diamond is also the former Chief Operating Officer of a large investment group with interests in resources, financial services, technology, media and consulting, and private equity specialist Buffet Investments.

Mr. Dennis Bennie, Director (Chairman). Mr. Bennie became a director of the Company on August 31, 2009. Mr. Bennie is a pioneer, entrepreneur and innovator in the Canadian technology industry. Over the past 20 years, Mr. Bennie’s entrepreneurial management has powered Mission Electronics, Ingram Canada and Delrina. Mr. Bennie entered the world of technology in 1979, when he co-founded Mission Electronics. He drove the expansion of this leading British audio equipment manufacturer to become a dominant force in the high-end stereo market. In 1997, he founded the XDL Venture Capital Fund, focusing on information technology opportunities. Mr. Bennie currently manages an experienced team investing in private equity opportunities as the XDL Capital Group. From 1988 to 1996, Mr. Bennie was CEO of Delrina Corporation, an independent software developer and publisher, which he founded, which forged the new software categories of electronic forms and PC fax communications.

Mr. Glen Perry, Chairman Technical Advisory Board, Director and Officer. Mr. Perry became a director of the Company on August 31, 2009. Mr. Perry has a Masters in Petroleum Engineering from the University of Texas. He is currently the Director, COO and President of Zion Oil and Gas Inc., an oil and gas company incorporated in Israel and listed on the NASDAQ, and formerly; consultant to Delek Drilling Ltd. (Manager), National Petroleum Limited (Officer and Director), Prairie Producing Company, Exxon Company USA (now ExxonMobil Corporation) and Energy Reserves Group (now BHP).

Mr. Brook Cole, Chief Financial Officer. Mr. Cole became a director of the Company on August 31, 2009. Mr. Cole is and has been a controller of XDL Capital Corp. since 2007. Prior to that, Mr. Cole was the president of The Gateshead Group Inc. consulting firm for eight years.

Mr. Denny Johnson, Senior Vice-President, Exploration and Development, and Officer. Mr. Johnson became a director of the Company on August 31, 2009. Mr. Johnson has been the President of Highlands Consulting group since 2008. Prior to that, he was a drilling engineer for Range Resources, a natural gas producer, and a petroleum field engineer for Schlumberger, an oilfield service provider, for 3 and 4 years respectively.

Mr. Colin Kinley, Senior VP, Operations and Officer. Mr. Kinley became a director of the Company on August 31, 2009. Mr. Kinley is responsible for the leadership and overall management of Kinley

Exploration. Prior to Kinley Exploration, Mr. Kinley worked for Saber Energy as President and provided the project management skills necessary to prove up an unconventional gas field in the central Kalahari Desert in sub Saharan Africa. Prior to his employment with Saber, Mr. Kinley spent 26 years as an executive for Layne Christensen Company and its predecessor companies. He was responsible for the management of specialized engineered drilling and development projects, executive oversight of multiple service companies and exploration and production operations, both domestically and internationally.

Mr. Daniel Bloch, Secretary. Mr. Bloch became a director of the Company on August 31, 2009. Mr. Bloch is a partner at Aird & Berlis LLP in Toronto, and member of the firm's Corporate Finance Group and the Natural Resources Team. Mr. Bloch’s practice focuses on all areas of corporate finance, mergers and acquisitions and securities law. Mr. Bloch regularly represents and provides general corporate and securities law advice to publicly and privately held corporations in a wide variety of industries. He has developed a particular expertise in advising issuers and underwriters in connection with public and private financings.

No director or any member of senior management has any family relationships with any other director or manager. There is no arrangement with any major shareholder, customer, supplier or other party pursuant to which any person was selected as a director or member of senior management.

B.           Compensation

AMG

The following table sets forth the aggregate compensation paid by AMG for services rendered during the last full fiscal year ended September 30, 2008:

		Compensation		Common Shares Under Option
Named and Principal Position	Year Ended	Salary ($)	Other Annual Compensation ($)	Number of Options	Exercise Price	Expiry Date
Michael Hart, President, Chief Executive Officer, Secretary, Treasurer and Director	2008	-	-	-	-	-
John Campbell, Director	2008	-	-	-	-	-
Dan Brown, Director (1)	2008	-	$9,421	-	-	-
Garth Johnson, Chief Financial Officer	2008	-	-	-	-	-

(1)	Mr. Brown was paid indirectly by us through DLJ for time spent directly on AMG Oil. DLJ invoices us on a cost recovery basis.

Adira Energy

The following table sets forth the aggregate compensation paid by Adira Energy for services rendered during the period ended April 30, 2009:

		Compensation		Common Shares Under Option
Named and Principal Position	Year Ended	Salary ($)	Other Annual Compensation ($ )	Number of Options	Exercise Price	Expiry Date
Dennis Bennie Director (Chairman)	2009	Nil	Nil	-	-	-
Daniel Bloch Secretary	2009	Nil	Nil	-	-	-
Brook Cole Interim Chief Financial Officer	2009	Nil	Nil	-	-	-
Ilan Diamond Chief Executive Officer and Director	2009	$40,000	Nil	-	-	-
Alan Friedmanman Executive Vice- President and Director	2009	32,000(1)	Nil	-	-	-
Denny Johnson Senior Vice- President, Exploration and Development	2009	Nil	Nil	-	-	-
Colin Kinley Senior VP, Operations	2009	Nil	Nil	-	-	-
Glen Perry Chairman Technical Advisory Board, Director and Officer	2009	Nil	Nil	-	-	-

(1) Paid to Rivonia Capital Inc.

Compensation of Directors

AMG has no arrangements, standard or otherwise, pursuant to which Directors are compensated by AMG for their services in their capacity as Directors, or for committee participation, involvement in special assignments or for services as consultant or expert during the most recently completed financial year or subsequently, up to and including the date of this Form 20-F, except the Rivonia Agreement described as Section 7.A Related Party Transactions.

Stock Options

AMG has a stock option plan for the granting of incentive stock options to the officers, employees, consultants and directors. See Item 6E “Share Ownership – Equity Compensation Plans” for more information.

No stock options were granted by AMG during the fiscal year ended September 30, 2008. No stock options were exercised by any of the directors or executive officers of AMG during the fiscal year ended September 30, 2008. AMG granted options to purchase 3,334,000 common shares on August 31, 2009 at an exercise price of $0.25 per share, subject to various vesting provisions, to the holders of the Adira Energy options and in exchange for the cancellation of their Adira Energy option agreements.

No stock options were granted by Adira Energy during the period ended April 30, 2009. No stock options were exercised by any of the directors or executive officers of Adira Energy during the period ended April 30, 2009. Adira Energy granted options to purchase 3,334,000 common shares in August 2009 at an exercise price of $0.25 per share, subject to various vesting provisions.

Long-Term Incentive Plan Awards

AMG did not make any long-term incentive plan awards during the fiscal year ended September 30, 2008.

Adira did not make any long-term incentive plan awards during the period ended April 30, 2009.

Pension, Retirement or Similar Benefits

We do not have any amounts set aside or accrued to provide for pension, retirement or similar benefits.

C.           Board Practices

Our Directors have served in their respective capacities since their election or appointment and will serve until our next annual general meeting or until a successor is duly elected and qualified, unless their office is earlier vacated in accordance with the CBCA and our articles of incorporation. Our officers serve at the discretion of the board.

Term of Office

All directors have a term of office expiring at our next annual general meeting, unless a director’s office is earlier vacated in accordance with our Articles or the provisions of the CBCA. All officers serve at the discretion of the Board.

As of September 1, 2009:

Name	Position	Position Held Since
Dennis Bennie	Director (Chairman)	August 2009

Daniel Bloch	Secretary	August 2009

Brook Cole	Interim Chief Financial Officer	August 2009

Ilan Diamond	Chief Executive Officer and Director	August 2009

Alan Friedman	Executive Vice-President, and Director	August 2009

Denny Johnson	Senior Vice-President, Exploration and Development	August 2009

Colin Kinley	Senior VP, Operations	August 2009

Glen Perry	Chairman Technical Advisory Board and Director	August 2009

Benefits on Termination of Employment

We do not have any employment contracts with any of our executive officers other than verbal agreements. Written employment agreements are currently under negotiation.

We have no compensatory plan, contract or arrangement where an executive officer is entitled to receive more than $100,000 to compensate such executive officers in the event of resignation, retirement or other termination, a change of control of the Company or a change in responsibilities following a change in control, other than as described in this Form 20-F.

Audit and Compensation Committees

The Company has an audit committee and audit committee charter. A copy of the Company’s audit committee charter was filed as an exhibit to the Company’s Form 10-KSB filed for the Company’s 2003 fiscal year. The function of the audit committee is to monitor the veracity of the financial and regulatory reports produced by the Company, and the controls that are in place to ensure the opportunities for fraud or material error in the financial statements of the Company are minimized. The current audit committee is comprised of Dennis Bennie. We anticipate appointing additional members to our audit committee as we increase the size of our board of directors.

The Board has determined that Mr. Bennie meets the SEC’s definition of an “audit committee financial expert”, as defined in Item 401(e)(2) of Regulation S-B. The Board has also determined that Mr. Bennie meets the definition of an “independent director”, as defined in Rule 121A of the American Stock Exchange Company Guide.

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

D.           Employees

As at September 1, 2009 the Company has one employee, and receives various consulting and advisory services from consultants.

In addition to the verbal agreement with Rivonia Capital Inc., a company controlled by Alan Friedman,, we have verbal contracts of employment with Ilan Diamond, and verbal consulting arrangements Highlands Consulting Group, Inc., Kinley Exploration LLC and Brook Cole. The other consulting agreements are through the Israeli subsidiary disclosed above.

E.           Share Ownership

Shares

The shareholdings of our officers and directors are set forth below as of the date hereof.

Name and Position	Number of Common Shares	Percentage of Outstanding Common Shares Owned (1)
Dennis Bennie Director (Chairman)	5,947,068	9.55%
Daniel Bloch Secretary	Nil	Nil
Brook Cole Interim Chief Financial Officer	Nil	Nil
Ilan Diamond Chief Executive Officer and Director	4,569,883	7.34%

Name and Position	Number of Common Shares	Percentage of Outstanding Common Shares Owned (1)
Alan Friedmanman Executive Vice-President and Director	5,838,267 (2)	9.38%
Denny Johnson Senior Vice-President, Exploration and Development	4,000	0.0%
Colin Kinley Senior VP, Operations	Nil	Nil
Glen Perry Chairman Technical Advisory Board, Director and Officer	Nil	Nil
Total:	16,359,218	26.27%

(1)      Based on 62,240,001 common shares issued and outstanding as of September 1, 2009.
(2)      Includes 88,667 held by spouce.

Options

Details of the stock options held by our officers and directors are set forth below as of the date hereof.

Name and Position	Grant Date	Expiry Date	Exercise Price	Total
Dennis Bennie Director (Chairman)	August 14, 2009	August 19, 2014	US$0.25	396,000(1)
Daniel Bloch Secretary	August 14, 2009	August 19, 2014	US$0.25	75,000(2)
Brook Cole Interim Chief Financial Officer	August 14, 2009	August 19, 2014	US$0.25	60,000(3)
Ilan Diamond Chief Executive Officer and Director	August 14, 2009	August 19, 2014	US$0.25	781,000(1)(3)

Name and Position	Grant Date	Expiry Date	Exercise Price	Total
Alan Friedmanman Executive Vice-President and Director	August 14, 2009	August 19, 2014-	US$0.25	646,000(1)(3)
Denny Johnson Senior Vice-President, Exploration and Development	August 14, 2009	August 19, 2014	US$0.25	150,000(3)
Colin Kinley Senior VP, Operations	August 14, 2009	August 19, 2014	US$0.25	400,000(2)
Glen Perry Chairman Technical Advisory Board, Director and Officer	N/A	N/A	Nil	Nil
Total:				2,508,000

Notes:
(1)	Options vest over 2 years, with 12.5% vesting at the end of each quarter.
(2)	Options vest 8.5% at the end of each quarter over two years and 8.0% at the end of each quarter thereafter.
(3)	Options vest over 4 years, with 6.25% vesting at the end of each quarter.

Each option may be exercised to purchase one of our common shares at the exercise price.

Warrants

Details of the share purchase warrants held by our officers and directors are set forth below as of the date hereof.

Name and Position	Grant Date	Expiry Date	Exercise Price	Total
Dennis Bennie Director (Chairman)	August 31, 2009	August 31, 2011	US$0.50	118,200
Daniel Bloch Secretary	N/A	N/A	Nil	Nil
Brook Cole Interim Chief Financial Officer	N/A	N/A	Nil	Nil
Ilan Diamond Chief Executive Officer and Director	N/A	N/A	Nil	Nil

Name and Position	Grant Date	Expiry Date	Exercise Price	Total
Alan Friedmanman Executive Vice-President and Director	August 31, 2009	August 31, 2011	US$0.50	9,000
Denny Johnson Senior Vice-President, Exploration and Development	August 31, 2009	August 31, 2011	US$0.50	2,000
Colin Kinley Senior VP, Operations	N/A	N/A	Nil	Nil
Glen Perry Chairman Technical Advisory Board, Director and Officer	N/A	N/A	Nil	Nil
Total:				129,200

Each warrant may be exercised to purchase one of our common shares at the exercise price.

Equity Compensation Plans

The following table summarizes our compensation plans under which equity securities are authorized for issuance as at September 1, 2009.

Plan Category	Number of securities to be issued upon exercise of outstanding options, warrants and rights	Weighted-average exercise price of outstanding options, warrants and rights	Number of securities remaining available for future issuance under equity compensation plans (excluding securities reflected in the second column)
Equity compensation plans approved by securityholders	Nil	Nil	N/A
Equity compensation plans not approved by securityholders	3,334,000	$0.25	2,990,000
Total:	3,334,000	$0.25	2,990,000

(1)

The number of securities remaining available for future issuance under AMG’s 10% rolling stock option plan as at the end of AMG’s most recently completed financial year is calculated on the basis of 10% of AMG’s issued and outstanding shares as at such date (being 10% of 62,240,001 =6,224,000).

On August 31, 2009, our board of directors adopted a new 10% rolling stock option plan (the “New Stock Option Plan”) to replace the existing plan, subject to approval by the shareholders of the Company.

The purpose of the New Stock Option Plan continues to be to allow the Company to grant options to directors, officers, employees and consultants, as additional compensation, and as an opportunity to participate in the success of the Company. The granting of such options is intended to align the interests of such persons with that of the shareholders. Options will be exercisable over periods of up to ten years as determined by the Board of Directors of the Company and are required to have an exercise price no less than the fair market value of the Company’s common shares, as determined in accordance with the New Stock Option Plan. Pursuant to the New Stock Option Plan, the Board of Directors may from time to time authorize the issue of options to directors, officers, employees and consultants of the Company and its subsidiaries or employees of companies providing management or consulting services to the Company or its subsidiaries.

The maximum number of common shares which may be issued pursuant to options previously granted and those granted under the New Stock Option Plan will be a maximum of 10% of the issued and outstanding common shares at the time of the grant. In addition, the number of shares which may be reserved for issuance to any one individual may not exceed 5% of the issued shares on a yearly basis or 2% if the optionee is engaged in investor relations activities or is a consultant. The New Stock Option Plan contains no vesting requirements, but permits the Board of Directors to specify a vesting schedule in its discretion.

As of September 1, 2009, 3,334,000 options had been granted under the 2009 Stock Option Plan to the former holders of Adira Energy stock options, in exchange for previously outstanding Adira Energy options. All of the 3,334,000 options that have been granted are exercisable and will expire on August 19, 2014. A copy of the 2009 Stock Option Plan is included herewith.

ITEM 7             MAJOR SHAREHOLDER AND RELATED PARTY TRANSACTIONS

A.           Major Shareholders

Major Shareholders

We are a publicly-held corporation, with our shares held by residents of the United States, Canada and other countries. To the best of our knowledge, no person, corporation or other entity beneficially owns, directly or indirectly, or controls more than 5% of our common shares, except as follows:

Name and Municipality of Residence	Number of Common Shares Owned(1)	Percentage(2)
Dennis Bennie Toronto, Canada	5,947,068	9.55%
Ilan Diamond Morningside, South Africa	4,569,883	7.34%
Alan Friedman Toronto, Canada	5,838,267(3)	9.38%
Robert Pollock, Toronto, Canada	8,600,000	13.82%
Rael Diamond, Toronto, Canada	4,077,849(4)	6.55%

(1)

Based on beneficial share ownership data as of the date hereof. For these purposes, “beneficial ownership” means the sole or shared power to vote or direct the voting or to dispose or direct the disposition of any security. Unless otherwise indicated, each shareholder listed has sole voting or dispositive power with respect to such common shares.

(2)	Based on 62,240,001 of our common shares issued and outstanding as of September 1, 2009.
(3)	Includes 884,667 held by spouce
(4)	Includes shares held by spouce

Each of our common shares entitles the holder thereof to one vote.

Geographic Breakdown of Shareholders

As of September 1, 2009, our shareholder register indicates that our common shares are held as follows:

Location	Number of Shares	Percentage of Total Shares	Number of Registered Shareholders of Record
United States	7,627,400	12.25%	37
Canada	45,524,885	73.14%	93
Other	9,087,716	12.25%	13
Total	62,240,000	100%	143

Shares registered in intermediaries were assumed to be held by residents of the same country in which the clearing house was located.

Transfer Agent

Our securities are recorded in registered form on the books of our transfer agent, Computershare Trust Company of Canada, located at 3rd Floor, 510 Burrard Street, Vancouver, BC V6C 3B9. However, the majority of such shares are registered in the name of intermediaries such as brokerage houses and clearing houses (on behalf of their respective brokerage clients). We do not have knowledge or access to the identities of the beneficial owners of such shares registered through intermediaries.

Control

To the best of our knowledge, we are not directly or indirectly owned or controlled by any other corporation, by any foreign government or by any other natural or legal person, severally or jointly.

Insider Reports under the British Columbia Securities Act

Under the British Columbia Securities Act, “insiders” (generally officers, directors and holders of 10% or more of our shares) were required to file insider reports of changes in their ownership in the first ten days of the month following a trade in our securities. Copies of such reports are available for public inspection at the offices of the British Columbia Securities Commission, 9th Floor, 701 West Georgia Street, Vancouver, British Columbia V7Y 1L2 (telephone (604) 899-6500) or at the British Columbia Securities Commission website (www.bcsc.bc.ca). Since 2002, in British Columbia all insider reports must be filed electronically ten days following the date of the trade at www.sedi.ca. The public is able to access these reports at www.sedi.ca.

B.           Related Party Transactions

AMG

No director or senior officer of AMG, and no associate or affiliate of the foregoing persons, and no insider has or has had any material interest, direct or indirect, in any transactions, or in any proposed transaction, which in either such case has materially affected or will materially affect us or our predecessors since the beginning of our last completed fiscal year except as follows:

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

(b)

Mr. Hart, Mr. Campbell and Mr. Brown, who are the three directors of the Company, participated in the private placement financing completed on February 28, 2006, acquiring a total of 120,000 Units at a price of $0.25 per Unit. Each Unit consists of one common share and one share purchase warrant. For further detail see Item 4.A “History and Development of the Company” under the heading “Principal Operations, Capital Expenditures & Divestitures”.

Adira

No director or senior officer of Adira Energy, and no associate or affiliate of the foregoing persons, and no insider has or has had any material interest, direct or indirect, in any transactions, or in any proposed transaction, which in either such case has materially affected or will materially affect us or our predecessors since the beginning of our last completed fiscal year except as follows:

(a)

During the period ended April 30, 2009, a total of $32,000 in consisting fees were paid to a private company controlled by Alan Friedman and Adira Energy agreed to pay the private company a fee of $8,000 per month for consulting.

(b)

Dennis Bennie, Ilan Diamond and Alan Friedman purchased an aggregate of 9,736,167 common shares of Adira Energy (3,493,270, 2,670,589 and 3,572,308 common shares, respectively) at a price of $0.0001 per share, such amount being the approximate amount of personal expenses incurred primarily by the Dennis Bennie, Ilan Diamond, Alan Friedman in conducting the business prior to incorporation. An aggregate of 1,250,000 common shares of Adira Energy (625,000, 625,000 and 0 common shares, respectively) were subsequently directly and beneficially purchased at a price of $0.05 per share. The shares of Adira Energy were subsequently split resulting in these three individuals holding, beneficially and directly, 10,986,167 shares (4,118,270, 3,572,308 and 3,295,589 respectively). Post split, an aggregate of 236,400 common shares of Adira Energy (236,400, 0 and 0 common shares, respectively) were subsequently purchased at a price of $0.25 per share. These shares were subsequently exchanged for an equivalent number of shares of the Company on completion of the acquisition of Adira Energy pursuant to the Securities Exchange Agreement dated August 4, 2009 among the Company, Adira Energy, Dennis Bennie, Ilan Diamond and Alan Friedman.

C.           Interests of Experts and Counsel

No applicable.

ITEM 8             FINANCIAL INFORMATION

A.           Consolidated Statements and Other Financial Information

Financial Statements

The financial statements required as part of this Form 20-F are filed under Item 17 of this Form 20-F.

Legal Proceedings

We are not a party to any legal or arbitration proceedings nor, to our knowledge, are any such proceedings contemplated.

Dividends

We have not paid any dividends on our common shares since incorporation. Our management anticipates that we will retain all future earnings and other cash resources for the future operation and development of our business. We do not intend to declare or pay any cash dividends in the foreseeable future. Payment of any future dividends will be at our board of directors discretion after taking into account many factors including our operating results, financial condition and current and anticipated cash needs.

B.           Significant Changes

We have not experienced any significant changes since the date of the financial statements included with this Form 20-F except as disclosed in this Form 20-F.

ITEM 9             THE OFFER AND LISTING

Common Shares

Our authorized capital consists of 100,000,000 common shares without par value, of which 62,240,001 common shares and are issued and outstanding as of September 1, 2009. All shares are initially issued in registered form. There are no restrictions on the transferability of our common shares imposed by our constituting documents.

The common shares entitle their holders to: (i) vote at all meetings of our shareholders except meetings at which only holders of specified classes of shares are entitled to vote, having one vote per common share, (ii) receive dividends at the discretion of our board of directors; and (iii) receive our remaining property on liquidation, dissolution or winding up.

A.           Offer and Listing Details

Trading Markets

Our common shares are traded on the OTC Bulletin Board in the United States under the symbol AMGOF. The following table shows the progression in the high and low closing trading prices of our common shares on the OTC Bulletin Board for the periods listed.

	High (CDN$)	Low (CDN$)
Annual (fiscal year)
2008	0.50	0.11
2007	0.90	0.32
2006	1.41	0.125
2005	0.27	0.022
2004	0.07	0.01
Quarterly
Fiscal 2009
Second Quarter	0.38	0.06
First Quarter	0.10	0.05
Fiscal 2008	0.33	0.11
Fourth Quarter
Third Quarter	0.50	0.21
Second Quarter	0.39	0.21
First Quarter	$0.50	$0.27
Fiscal 2007
Fourth Quarter	0.65	0.33
Third Quarter	0.90	0.60
Second Quarter	0.80	0.45
First Quarter	$0.75	$0.32
Monthly
August 2009	0.30	0.21
July 2009	0.38	0.25
June 2009	0.38	0.29
May 2009	0.37	0.29
April 2009	0.35	0.06
March 2009	0.07	0.06

B.           Plan of Distribution

Not applicable.

C.           Markets

Our common shares are traded in the United States on the OTC Bulletin Board.

D.           Selling Shareholders

Not applicable.

E.           Dilution

Not applicable.

F.           Expenses of the Issue

Not applicable.

ITEM 10           ADDITIONAL INFORMATION

A.           Share Capital

Our authorized capital consists of 100,000,000 common shares without par value, of which 62,240,001 common shares are issued and outstanding as of September 1, 2009.

The common shares entitle their holders to: (i) vote at all meetings of our shareholders except meetings at which only holders of specified classes of shares are entitled to vote, having one vote per common share, (ii) receive dividends at the discretion of our board of directors; and (iii) receive our remaining property on liquidation, dissolution or winding up. All of our common shares rank equally for the payment of any dividends and distributions in the event of a windup.

Our audited consolidated financial statements for the year ended September 30, 2008 provide details of all of our securities issuances and the issue price per share from incorporation to September 30, 2008. None of our shares are held by us or on behalf of us. A summary of our outstanding dilutive securities (convertible or exercisable into common shares) is as follows:

Stock Options

We have adopted our 2009 stock option plan, as more fully described in this Form 20-F in Item 6.B, upon the completion of the acquisition of Adira Energy. The following table shows changes to our outstanding options over the last three fiscal years and to September 1, 2009:

		Weighted Average
	Options Outstanding	Exercise Price
Balance September 30, 2006	396,000	$0.25
Options granted	Nil	N/A
Options exercised	Nil	N/A
Options cancelled	Nil	N/A
Balance September 30, 2007	396,000	$0.25
Options granted	Nil	N/A
Options exercised	Nil	N/A
Options cancelled	Nil	N/A
Balance September 30, 2008	396,000	$0.25
Options granted (August 31, 2009)	3,334,000	$0.25
Options cancelled	396,0000	$0.25
Options exercised	Nil	N/A
Balance September 1, 2009	3,334,000	$0.25

The following table summarizes information about our stock options outstanding as of September 1, 2009:

Exercise Price	Options Outstanding	Options Exercisable	Expiry Date
$0.25	3,334,000	Nil	August 19, 2014

Warrants

Our outstanding common share purchase warrants as at September 1, 2009 are as follows:

Number of Shares	Exercise Price	Expiry Date
528,770	$0.25	August 31, 2011
3,800,000	$0.50	August 31, 2011

History of Share Capital

A summary of the changes to our share capital over the last three fiscal years and to September 1, 2009 are as follows:

	Shares #	Amount $	Contributed Surplus $
Balance, September 30, 2006	23,200,000	4,194,600	—
Balance, September 30, 2007	23,200,000	4,194,600	—
Balance, September 30, 2008	23,200,000	4,232,140	—
Issuance in connection with acquisition of Adira Energy Corp.	38,800,001
Issuance on August 31, 2009	240,000
Balance, September 1, 2009	62,240,001

Fully Diluted Share Capital

A summary of our diluted share capital is as follows:

	September 30, 2008	September 1, 2009
Issued	23,200,000	62,240,001
Options outstanding	396,000	3,340,000
Warrants outstanding	6,600,000	4,300,770
Fully diluted share position	30,196,000	65,580,001

B.           Memorandum and Articles of Incorporation

We were incorporated on February 20, 1997 as “Trans New Zealand Oil Company” under the laws of the State of Nevada, USA. We changed our name to “AMG Oil Ltd.” on July 27, 1998. On November 27, 2008, we changed our jurisdiction of incorporation from Nevada to the Canadian federal jurisdiction under the Canada Business Corporation Act. Our corporate constituting documents are comprised of our

Articles of Association ("Articles") and our By-Laws (“By-Laws”). A copy of the Articles and By-laws are incorporated by reference into this Form 20-F as exhibits (See Item 19).

The following is a summary of certain material provisions of our Articles and Bylaws and material provisions of the CBCA that apply to us:

1.           Objects and Purposes

Our Articles do not specify objects or purposes. We are entitled under the CBCA to carry on all lawful businesses which can be carried on by a natural person.

2.           Directors

Director's power to vote on a proposal, arrangement or contract in which the director is interested.

According to the CBCA, a director or an officer of a corporation shall disclose to the corporation, in writing or by requesting to have it entered in the minutes of meetings of directors or of meetings of committees of directors, the nature and extent of any interest that he or she has in a material contract or material transaction, whether made or proposed, with the corporation, if the director or officer

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

Borrowing powers exercisable by the directors.

Under our By-Laws, our board may, from time to time:

1.	borrow money upon our credit;

2.	issue, reissue, sell, pledge or hypothecate bonds, debentures, notes or other evidence of indebtedness or guarantee of ours, whether secured or unsecured;

3.	give a guarantee on our behalf to secure performance of an obligation of any person; and

4.

mortgage, hypothecate, pledge or otherwise create a security interest in or charge upon all or any of our real or personal property, owned or subsequently acquired by way of mortgage, hypothec, pledge or otherwise, to secure payment of any such evidence of indebtedness or guarantee whether present or future of ours.

Retirement and non-retirement of directors under an age limit requirement.

There are no such provisions applicable to us under our Articles or the CBCA.

Number of shares required for a director's qualification.

Directors need not own any of our shares in order to qualify as directors.

3.           Rights, Preferences and Restrictions Attaching to Each Class of Shares

Dividends

Dividends may be declared by our Board and paid to our shareholders according to their respective rights and interests in us. The CBCA provides that no dividend may be declared or paid if we are, or would after the payment , be unable to pay our liabilities as they become due; or if the realizable value of our assets would thereby be less than the aggregate of our liabilities and stated capital of all classes.

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

Rights to Profits and Liquidation Rights

All of our common shares participate rateably in any of our net profit or loss and shares participate rateably in any of our available assets in the event of a winding up or other liquidation.

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

With respect to the rights, preferences and restrictions attaching to our common shares, there are generally no significant differences between Canadian and United States law as the shareholders, or the applicable corporate statute, will determine the rights, preferences and restrictions attaching to each class of our shares.

4.           Changes to Rights and Restrictions to Shares

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

	(i)	to obtain a licence to carry on any business,

	(ii)	to become a publisher of a Canadian newspaper or periodical, or

	(iii)	to acquire shares of a financial intermediary as defined in the regulations;

(c)

the issue, transfer or ownership of shares of any class or series in order to assist us any of our affiliates or associates to qualify under any prescribed law of Canada or a province to receive licences, permits, grants, payments or other benefits by reason of attaining or maintaining a specified level of Canadian ownership or control;

(d)	the issue, transfer or ownership of shares of any class or series in order to assist us to comply with any prescribed law; or

(e)	the issue, transfer or ownership of shares of any class or series to enable us to be a registered labour-sponsored venture capital corporation to meet certain requirements of the Income Tax Act.

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

5.           Meetings of Shareholders

Our By-Laws provide that we must hold our annual general meeting not more than 15 months from our last annual general meeting, but not later than six months after the end of our preceding financial year. Our Board also has the power to call special meetings. Our By-Laws provide that meetings shall be held at our registered office, or elsewhere in Canada as our Board may, from time to time, determine. Meetings may also be held at a location outside Canada, if specified in the Articles or if all of the shareholders entitled to vote thereat agree that the meeting is to be held at that place. Shareholder meetings are governed by our Articles and our By-Laws but many important shareholder protections are also contained in provincial securities legislation and the CBCA. Our By-Laws provide that, if we are not a distributing corporation, we will provide at least 10 days notice of a shareholder meeting. If we are a distributing corporation the CBCA requires not less than 21 days and not more than 60 days notice of a shareholder meeting. Our directors may fix in advance a date, which is no fewer than 21 days prior to the date of the meeting for the purpose of determining shareholders entitled to receive notice of and to attend and vote at a general meeting.

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

6.           Rights to Own Securities

There are no limitations under our Articles or in the CBCA that address the right of persons who are not citizens of Canada to hold or vote common shares.

7.           Restrictions on Changes in Control, Mergers, Acquisitions or Corporate Restructuring of the Company

Neither our Articles nor our By-Laws contain any provision that would have the effect of delaying, deferring or preventing a change of control. We have not implemented any shareholders' rights or other "poison pill" protections against possible take-overs and we do not have any agreements which are triggered by a take-over or other change of control. There are no provisions in our Articles triggered by or affected by a change in outstanding shares which gives rise to a change in control. There are no provisions in our material agreements giving special rights to any person on a change in control.

The CBCA does not contain any provision that would have the effect of delaying, deferring or preventing a change of control of a company.

Generally, there are no significant differences between Canadian and United States law in this regard, as many state corporation statutes also do not contain such provisions and only empower a company's board of directors to adopt such provisions.

8.           Ownership Threshold Requiring Public Disclosure

Neither our Articles nor our By-Laws require disclosure of share ownership. Share ownership of director nominees must be reported annually in proxy materials sent to our shareholders. There are no requirements under Canadian corporate law to report ownership of shares but the provincial securities legislation requires disclosure of trading by insiders (generally officers, directors and holders of 10% of voting shares) within 10 days of a trade. Controlling shareholders (generally those in excess of 20% of outstanding shares) must provide seven days advance notice of share sales. All insider trading reports filed by our insiders pursuant to Canadian securities legislation are available on the Internet at www.sedi.ca.

Most state corporation statutes do not contain provisions governing the threshold above which shareholder ownership must be disclosed. United States federal securities laws require a company that is subject to the reporting requirements of the Securities Exchange Act of 1934 to disclose, in its annual reports filed with the Securities and Exchange Commission those shareholders who own more than 5% of a corporation's issued and outstanding shares.

9.           Differences in Law between the US and Canada

Differences in the law between the United States and Canada, where applicable, have been explained above within each category.

10.         Changes in the Capital of the Company

There are no conditions imposed by our Articles which are more stringent than those required by the CBCA.

C.           Material Contracts

The material contracts to which we are a party which were entered into during the last two years are as follows:

  Securities Exchange Agreement dated August 4, 2009 among the Company, Adira Energy, Alan Friedman, Dennis Bennie and Ilan Diamond.

  Securities Exchange Agreement dated effective August 4, 2009 among the Company and the minority shareholders of Adira Energy

  Agency Agreement between Adira Energy and Sandfire Securities Inc. dated August 31, 2009 pursuant to which Adira Enegy issued 7,600,000 Units in the Private Placement as described in Item 4.A of this Form 20-F.

  Subscription Agreement entered into between Adira Energy and the subscribers for the 7,600,000 Unit Private Placement described in Item 4.A of this Form 20-F

D.           Exchange Controls

There is no law or governmental decree or regulation in Canada that restricts the export or import of capital, or affects the remittance of dividends, interest or other payments to a non-resident holder of common shares of the Company, other than withholding tax requirements. See “Taxation”.

There is no limitation imposed by Canadian law or by the charter or other constituent documents of the Company on the right of a non-resident to hold or vote common shares of the Company, other than as provided in the Investment Canada Act (Canada) (the “Investment Act”).

The following discussion summarizes the principal features of the Investment Act for a non-resident who proposes to acquire common shares of the Company. It is general only, it is not a substitute for independent legal advice from an investor’s own advisor, and it does not anticipate statutory or regulatory amendments.

The Investment Act is a federal statute of broad application regulating the establishment and acquisition of Canadian businesses by non-Canadians, including individuals, governments or agencies thereof, corporations, partnerships, trusts or joint ventures (each an “entity”). Investments by non-Canadians to acquire control over existing Canadian businesses or to establish new ones are either reviewable or notifiable under the Investment Act. If an investment by a non-Canadian to acquire control over an existing Canadian business is reviewable under the Investment Act, the Investment Act prohibits implementation of the investment unless after review the Director of Investments, who is appointed by the Minster of Industry, is satisfied that the investment is likely to be of net benefit to Canada.

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

In the case of a direct acquisition by or from a “WTO investor”, the threshold is significantly higher, and is adjusted for inflation each year. The 2008 threshold was CAD$295 million. Other than the exception noted below, an indirect acquisition involving a WTO investor is not reviewable under the Investment Act.

The higher WTO threshold for direct investments and the exemption for indirect investments do not apply where the relevant Canadian business is carrying on the following businesses that have been deemed to be sensitive: (i) the production of oil and gas and the ownership of an interest in a producing oil and gas property in Canada; (ii) the provision of any “financial service”; (iii) the provision of any “transportation service”; or (iv) a “cultural business”.

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

E.           Taxation

Material Canadian Federal Income Tax Consequences for United States Residents

The following summarizes the material Canadian federal income tax consequences generally applicable to the holding and disposition of our shares by a holder (in this summary, a “U.S. Holder”) who, (a) for the purposes of the Income Tax Act (Canada) (the “Tax Act”) and at all relevant times, is not resident in Canada, deals at arm’s length with us, holds our shares as capital property and does not use or hold our shares in the course of carrying on, or otherwise in connection with, a business in Canada, and (b) for the purposes of the Canada-United States Income Tax Convention, 1980 (the “Treaty”) and at all relevant times, is a resident solely of the United States, has never been a resident of Canada, and has not held or used (and does not hold or use) our shares in connection with a permanent establishment or fixed base in Canada. This summary does not apply to traders or dealers in securities, limited liability companies, tax-exempt entities, insurers, financial institutions (including those to which the mark-to-market provisions of the Tax Act apply), or any other holder in special circumstances.

This summary is based on the current provisions of the Tax Act including all regulations thereunder, the Treaty, all proposed amendments to the Tax Act, the regulations and the Treaty publicly announced by the Government of Canada to the date hereof, and our understanding of the current administrative practice of the Canada Revenue Agency. It has been assumed that all currently proposed amendments will be enacted as proposed and that there will be no other relevant change in any governing law or administrative practice, although no assurances can be given in these respects. The summary does not take into account Canadian provincial, U.S. federal (which follows further below), state or other foreign income tax law or practice. The tax consequences to any particular U.S. Holder will vary according to the status of that holder as an individual, trust, corporation, partnership or other entity, the jurisdictions in which that holder is subject to taxation, and generally according to that holder’s particular circumstances. Accordingly, this summary is not, and is not to be construed as, Canadian tax advice to any particular U.S. Holder. All U.S. Holders are advised to consult with their own tax advisors regarding their particular circumstances. The discussion below is qualified accordingly.

Dividends

Dividends paid or deemed to be paid to a U.S. Holder by us will be subject to Canadian withholding tax. The Tax Act requires a 25% withholding unless reduced under a tax treaty. Under the Treaty, provided that a holder can demonstrate that it is a qualifying U.S. Holder, the rate of withholding tax on dividends paid to a U.S. Holder is generally limited to 15% of the gross amount of the dividend (or 5% if the U.S. Holder is a corporation and beneficially owns at least 10% of our voting shares). We will be required to withhold the applicable withholding tax from any dividend and remit it to the Canadian government for the U.S. Holder’s account.

Disposition

For purposes of the following discussion, we have assumed that our shares will remain listed on the TSX. A U.S. Holder is not subject to tax under the Tax Act in respect of a capital gain realized on the disposition of our shares in the open market unless the shares are “taxable Canadian property” to the holder thereof and the U.S. Holder is not entitled to relief under the Treaty. Our shares will be taxable Canadian property to a U.S. Holder (a) if, at any time during the 60 months preceding the disposition, the U.S. Holder or persons with whom the U.S. Holder did not deal at arm’s length alone or together owned 25% or more of our issued shares of any class or series, or (b) in other specific circumstances, including where shares were acquired for other securities in a tax-deferred transaction. If our shares constitute taxable Canadian property to the holder, the holder will (unless relieved under the Treaty) be subject to Canadian income tax on any gain. The taxpayer’s capital gain or loss from a disposition of the share is the amount, if any, by which the proceeds of disposition exceed (or are exceeded by) the aggregate of the adjusted cost base and reasonable expenses of disposition. One-half of the capital gain is included in income and one-half of the capital loss is deductible from capital gains realized in the same year. Unused capital losses may be carried back three taxation years or forward indefinitely and applied to reduce capital gains realized in those years.

A U.S. Holder whose shares do constitute taxable Canadian property should consult with the holder’s own tax advisors regarding any possible relief (if any) from Canadian tax under the Treaty based on applicable circumstances at the relevant time. Such Treaty relief should not be anticipated under current circumstances.

United States Tax Consequences

United States Federal Income Tax Consequences

The following is a discussion of all material United States federal income tax consequences, under current law, generally applicable to a U.S. Holder (as hereinafter defined) of our common shares. This discussion does not address all potentially relevant federal income tax matters and it does not address consequences peculiar to persons subject to special provisions of federal income tax law, such as those described below as excluded from the definition of a U.S. Holder. In addition, this discussion does not cover any state, local or foreign tax consequences. (See “Taxation - Canadian Federal Income Tax Consequences” above). Accordingly, we urge holders and prospective holders of our common shares to consult their own tax advisors about the specific federal, state, local and foreign tax consequences to them of purchasing, owning and disposing of our common shares, based upon their individual circumstances.

The following discussion is based upon the sections of the Internal Revenue Code of 1986, as amended (the “Code”), Treasury Regulations, published Internal Revenue Service (“IRS”) rulings, published administrative positions of the IRS and court decisions that are currently applicable, any or all of which could be materially and adversely changed, possibly on a retroactive basis, at any time and which are subject to differing interpretations. This discussion does not consider the potential effects, both adverse and beneficial, of any proposed legislation which, if enacted, could be applied, possibly on a retroactive basis, at any time.

U.S. Holders

As used herein, a “U.S. Holder” means a holder of our common shares who is a citizen or individual resident of the United States, a corporation or partnership created or organized in or under the laws of the United States or of any political subdivision thereof, an entity created or organized in or under the laws of the United States or of any political subdivision thereof which has elected to be treated as a corporation for United States federal income tax purposes (under Treasury Regulation Section 301.7701 -3), an estate whose income is taxable in the United States irrespective of source or a trust subject to the primary supervision of a court within the United States and control of a United States fiduciary as described in Section 7701(a)(30) of the Code. This summary does not address the tax consequences to, and U.S. Holder does not include, persons subject to specific provisions of federal income tax law, such as tax-exempt organizations, qualified retirement plans, individual retirement accounts and other tax-deferred accounts, financial institutions, insurance companies, real estate investment trusts, regulated investment companies, broker-dealers, non-resident alien individuals, persons or entities that have a “functional currency” other than the U.S. dollar, shareholders subject to the alternative minimum tax, shareholders who hold common shares as part of a straddle, hedging or conversion transaction, and shareholders who acquired their common shares through the exercise of employee stock options or otherwise as compensation for services. This summary is limited to U.S. Holders who own our common shares as capital assets and who own (directly and indirectly, pursuant to applicable rules of constructive ownership) no more than 5% of the value of our total outstanding stock. This summary does not address the consequences to a person or entity holding an interest in a shareholder or the consequences to a person of the ownership, exercise or disposition of any options, warrants or other rights to acquire common shares. In addition, this summary does not address special rules applicable to United States persons (as defined in Section 7701(a)(30) of the Code) holding common shares through a foreign partnership or to foreign persons holding common shares through a domestic partnership.

Distribution on Our Common Shares

In general, U.S. Holders receiving dividend distributions (including constructive dividends) with respect to our common shares are required to include in gross income for United States federal income tax purposes the gross amount of such distributions, equal to the U.S. dollar value of such distributions on the date of receipt (based on the exchange rate on such date), to the extent that we have current or accumulated earnings and profits, without reduction for any Canadian income tax withheld from such distributions. Such Canadian tax withheld may be credited, subject to certain limitations, against the U.S. Holder’s federal income tax liability or, alternatively, may be deducted in computing the U.S. Holder’s federal taxable income by those who itemize deductions. (See more detailed discussion at “Foreign Tax Credit” below). To the extent that distributions exceed our current or accumulated earnings and profits, they will be treated first as a return of capital up to the U.S. Holder’s adjusted basis in the common shares and thereafter as gain from the sale or exchange of property. Preferential tax rates for long-term capital gains are applicable to a U.S. Holder which is an individual, estate or trust. There are currently no preferential tax rates for long-term capital gains for a U.S. Holder which is a corporation.

In the case of foreign currency received as a dividend that is not converted by the recipient into U.S. dollars on the date of receipt, a U.S. Holder will have a tax basis in the foreign currency equal to its U.S.

dollar value on the date of receipt. Generally any gain or loss recognized upon a subsequent sale or other disposition of the foreign currency, including the exchange for U.S. dollars, will be ordinary income or loss. However, an individual whose realized gain does not exceed $200 will not recognize that gain, provided that there are no expenses associated with the transaction that meet the requirements for deductibility as a trade or business expense (other than travel expenses in connection with a business trip) or as an expense for the production of income.

Dividends paid on our common shares generally will not be eligible for the dividends received deduction provided to corporations receiving dividends from certain United States corporations. A U.S. Holder which is a corporation and which owns shares representing at least 10% of our voting power and value may, under certain circumstances, be entitled to a 70% (or 80% if the U.S. Holder owns shares representing at least 20% of our voting power and value) deduction of the United States source portion of dividends received from us (unless we qualify as a “passive foreign investment company,” as defined below). We do not anticipate that we will earn any United States income, however, and therefore we do not anticipate that any U.S. Holder will be eligible for the dividends received deduction.

Under current Treasury Regulations, dividends paid on our common shares, if any, generally will not be subject to information reporting and generally will not be subject to U.S. backup withholding tax. However, dividends and the proceeds from a sale of our common shares paid in the U.S. through a U.S. or U.S. related paying agent (including a broker) will be subject to U.S. information reporting requirements and may also be subject to the 28% U.S. backup withholding tax, unless the paying agent is furnished with a duly completed and signed Form W-9. Any amounts withheld under the U.S. backup withholding tax rules will be allowed as a refund or a credit against the U.S. Holder’s U.S. federal income tax liability, provided the required information is furnished to the IRS.

Foreign Tax Credit

A U.S. Holder who pays (or has withheld from distributions) Canadian income tax with respect to the ownership of our common shares may be entitled, at the option of the U.S. Holder, to either receive a deduction or a tax credit for such foreign tax paid or withheld. Generally, it will be more advantageous to claim a credit because a credit reduces United States federal income taxes on a dollar-for-dollar basis, while a deduction merely reduces the taxpayer’s income subject to tax. This election is made on a year-by-year basis and generally applies to all foreign taxes paid by (or withheld from) the U.S. Holder during that year. There are significant and complex limitations which apply to the credit, among which is the general limitation that the credit cannot exceed the proportionate share of the U.S. Holder’s United States income tax liability that the U.S. Holder’s foreign source income bears to his or its worldwide taxable income. In the determination of the application of this limitation, the various items of income and deduction must be classified into foreign and domestic sources. Complex rules govern this classification process. In addition, this limitation is calculated separately with respect to specific classes of income such as “passive income, “ “high withholding tax interest,” “financial services income,” “shipping income,” and certain other classifications of income. Dividends distributed by us will generally constitute “passive income” or, in the case of certain U.S. Holders, “financial services income” for these purposes. The availability of the foreign tax credit and the application of the limitations on the credit are fact specific, and U.S. Holders of our common shares should consult their own tax advisors regarding their individual circumstances.

Disposition of Our Common Shares

In general, U.S. Holders will recognize gain or loss upon the sale of our common shares equal to the difference, if any, between (i) the amount of cash plus the fair market value of any property received, and (ii) the shareholder’s tax basis in our common shares. Preferential tax rates apply to long-term capital gains of U.S. Holders which are individuals, estates or trusts. In general, gain or loss on the sale of our common shares will be long-term capital gain or loss if the common shares are a capital asset in the hands of the U.S. Holder and are held for more than one year. Deductions for net capital losses are subject to significant limitations. For U.S. Holders that are not corporations, any unused portion of such net capital loss may be carried over to be used in later tax years until such net capital loss is thereby exhausted. For U.S. Holders that are corporations (other than corporations subject to Subchapter S of the Code), an unused net capital loss may be carried back three years and carried forward five years from the loss year to be offset against capital gains until such net capital loss is thereby exhausted.

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

Passive Foreign Investment Company

United States income tax law contains rules governing “passive foreign investment companies” (“PFIC”) which can have significant tax effects on U.S. Holders of foreign corporations. These rules do not apply to non-U.S. Holders. Section 1297 of the Code defines a PFIC as a corporation that is not formed in the United States if, for any taxable year, either (i) 70% or more of its gross income is “passive income,” which includes interest, dividends and certain rents and royalties or (ii) the average percentage, by fair market value (or, if the corporation is not publicly traded and either is a controlled foreign corporation or makes an election, by adjusted tax basis), of its assets that produce or are held for the production of “passive income” is 50% or more. We appear to have been a PFIC for the fiscal year ended August 31, 2006, and at least certain prior fiscal years. In addition, we expect to qualify as a PFIC for the fiscal year ending August 31, 2007 and we may also qualify as a PFIC in future fiscal years. Each of our U.S. Holders is urged to consult a tax advisor with respect to how the PFIC rules affect such U.S. Holder’s tax situation.

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

The procedure a U.S. Holder must comply with in making an effective QEF election, and the consequences of such election, will depend on whether the year of the election is the first year in the U.S. Holder’s holding period in which we are a PFIC. If the U.S. Holder makes a QEF election in such first year, i.e., a “timely” QEF election, then the U.S. Holder may make the QEF election by simply filing the appropriate documents at the time the U.S. Holder files his tax return for such first year. If, however, we qualified as a PFIC in a prior year during the U.S. Holder’s holding period, then, in order to avoid the Section 1291 rules discussed below, in addition to filing documents, the U.S. Holder must elect to recognize under the rules of Section 1291 of the Code (discussed herein) (i) any gain that he would otherwise recognize if the U.S. Holder sold his stock on the qualification date or (ii) if we are a controlled foreign corporation, the U.S. Holder’s pro rata share of our post-1986 earnings and profits as of the qualification date. The qualification date is the first day of our first tax year in which we qualified as a QEF with respect to such U.S. Holder. For purposes of this discussion, a U.S. Holder who makes (i) a timely QEF election or (ii) an untimely QEF election and either of the above-described gain-recognition elections under Section 1291 is referred to herein as an “Electing U.S. Holder”. A U.S. Holder who holds common shares at any time during a year in which we are a PFIC and who is not an Electing U.S. Holder (including a U.S. Holder who makes an untimely QEF election and makes neither of the above-described gain-recognition elections) is referred to herein as a “Non-Electing U.S. Holder”. An Electing U.S. Holder (i) generally treats any gain realized on the disposition of his common shares as capital gain and (ii) may either avoid interest charges resulting from PFIC status altogether or make an annual election, subject to certain limitations, to defer payment of current taxes on his share of our annual realized net capital gain and ordinary earnings subject, however, to an interest charge. If the U.S. Holder is not a corporation, any interest charge imposed under the PFIC regime would be treated as “personal interest” that is not deductible.

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

In the case of a Non-Electing U.S. Holder, special taxation rules under Section 1291 of the Code will apply to (i) gains realized on the disposition (or deemed to be realized by reasons of a pledge) of his common shares and (ii) certain “excess distributions,” as defined in Section 1291(b), by us.

A Non-Electing U.S. Holder generally would be required to pro rate all gains realized on the disposition of his common shares and all excess distributions on his common shares over the entire holding period for the common shares. All gains or excess distributions allocated to prior years of the U.S. Holder (excluding any portion of the holder’s period prior to the first day of the first year (i) which began after December 31, 1986, and (ii) for which we were a PFIC) would be taxed at the highest tax rate for each such prior year applicable to ordinary income. The Non-Electing U.S. Holder also would be liable for interest on the foregoing tax liability for each such prior year calculated as if such liability had been due with respect to each such prior year. A Non-Electing U.S. Holder that is not a corporation must treat this interest charge as “personal interest” which, as discussed above, is wholly non-deductible. The balance, if any, of the gain or the excess distribution will be treated as ordinary income in the year of the disposition or distribution, and no interest charge will be incurred with respect to such balance. In certain circumstances, the sum of the tax and the PFIC interest charge may exceed the amount of the excess distribution received, or the amount of proceeds of disposition realized, by the U.S. Holder.

If we are a PFIC for any taxable year during which a Non-Electing U.S. Holder holds our common shares, then we will continue to be treated as a PFIC with respect to such common shares, even if we are no longer definitionally a PFIC. A Non-Electing U.S. Holder may terminate this deemed PFIC status by electing to recognize gain (which will be taxed under the rules discussed above for Non-Electing U.S. Holders) as if such common shares had been sold on the last day of the last taxable year for which we were a PFIC.

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

Whether or not a U.S. Holder makes a timely QEF election with respect to our common shares, certain adverse rules may apply in the event that we are a PFIC and any foreign corporation in which we directly or indirectly hold shares is a PFIC (a “lower-tier PFIC”). Pursuant to certain Proposed Treasury Regulations, a U.S. Holder would be treated as owning his or its proportionate amount of any lower-tier PFIC shares, and generally would be subject to the PFIC rules with respect to such indirectly-held PFIC shares unless such U.S. Holder makes a timely QEF election with respect thereto. We do not currently have any subsidiaries. If we obtain any subsidiaries, we intend to make the necessary information available to U.S. Holders to permit them to make (and maintain) QEF elections with respect to each subsidiary of ours that is a PFIC.

Under the Proposed Treasury Regulations, a U.S. Holder who does not make a timely QEF election with respect to a lower-tier PFIC generally would be subject to tax (and the PFIC interest charge) on (i) any excess distribution deemed to have been received with respect to his or its lower-tier PFIC shares and (ii) any gain deemed to arise from a so-called “indirect disposition” of such shares. For this purpose, an indirect disposition of lower-tier PFIC shares would generally include (i) a disposition by us (or an intermediate entity) of lower-tier PFIC shares, and (ii) any other transaction resulting in a diminution of the U.S. Holder’s proportionate ownership of the lower-tier PFIC, including an issuance of additional common shares by us (or an intermediate entity). Accordingly, each prospective U.S. Holder should be aware that he or it could be subject to tax even if such U.S. Holder receives no distributions from us and does not dispose of its common shares. We strongly urge each prospective U.S. Holder to consult a tax advisor with respect to the adverse rules applicable, under the Proposed Treasury Regulations, to U.S. Holders of lower-tier PFIC shares.

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

Controlled Foreign Corporation

If more than 50% of the total combined voting power of all our of shares entitled to vote or the total value of our shares is owned, actually or constructively, by citizens or residents of the United States, United States domestic partnerships or corporations, or estates or trusts other than foreign estates or trusts (as defined by the Code Section 7701(a)(31)), each of which own, actually or constructively, 10% or more of the total combined voting power of all of our classes of shares entitled to vote (each, a “United States Shareholder”), we could be treated as a controlled foreign corporation (“CFC”) under Subpart F of the Code. This classification would affect many complex results, one of which is the inclusion of certain income of a CFC which is subject to current U.S. tax. The United States generally taxes United States Shareholders of a CFC currently on their pro rata shares of the Subpart F income of the CFC. Such United States Shareholders are generally treated as having received a current distribution out of the CFC’s Subpart F income and are also subject to current U.S. tax on their pro rata shares of increases in the CFC’s earnings invested in U.S. property. The foreign tax credit described above may reduce the U.S. tax on these amounts. In addition, under Section 1248 of the Code, gain from the sale or exchange of shares by a U.S. Holder of our common shares which is or was a United States Shareholder at any time during the five-year period ending on the date of the sale or exchange is treated as ordinary income to the extent of earnings and profits attributable to the shares sold or exchanged. If a foreign corporation is both a PFIC and a CFC, the foreign corporation generally will not be treated as a PFIC with respect to United States Shareholders of the CFC. This rule generally will be effective for taxable years of United States Shareholders beginning after 1997 and for taxable years of foreign corporations ending with or within such taxable years of United States Shareholders. Special rules apply to United States Shareholders who are subject to the special taxation rules under Section 1291 discussed above with respect to a PFIC. Because of the complexity of Subpart F, a more detailed review of these rules is outside of the scope of this discussion. We do not believe that we currently qualify as a CFC. However, there can be no assurance that we will not be considered a CFC for the current or any future taxable year.

F.           Dividends and Paying Agents

Not applicable.

G.           Statement by Experts

Included with this Form 20-F are the following consents with respect the inclusion of, or reference to, their reports in this Form 20-F:

1.	Consent of Devisser Gray to the inclusion of their auditors’ report dated July 3, 2009 on Adira Energy’s financial statements for the period ended April 30, 2009.

H.           Documents on Display

Exhibits attached to this Form 20-F are also available for viewing at our offices, Suite 901, 30 St. Clair Avenue West, Toronto, Ontario, Canada, M4V 3A1; or you may request them by calling our office at (416) 250-6500. Copies of our financial statements and other continuous disclosure documents required under securities rules are available for viewing on the internet at www.sedar.com.

I.           Subsidiary Information

See Item 4.C of this Form 20-F.

ITEM 11           QUANTITATIVE AND QUALITATIVE DISCLOSURES ABOUT MARKET RISK

We are not subject to any material market risks.

a)           Transaction Risk and Currency Risk Management

Our operations do not employ complex financial instruments or derivatives, and given that we keep our excess funds in high-grade short-term instruments, we do not have significant or unusual financial market risks. In the event we experience substantial growth in the future, our business and results of operations may be materially affected by changes in interest rates on new debt financings, the granting of credit options to our customers, and certain other credit risks associated with our operations.

b)           Interest Rate Risk and Equity Price Risk

We are equity financed and do not have any debt which could be subject to significant interest rate change risks. We have raised equity funding through the sale of securities denominated in Canadian dollars, and will likely raise additional equity funding denominated in Canadian dollars in the future.

c)           Exchange Rate Sensitivity

A significant portion of our administrative operations are in Canada. We typically hold most of our funds in U.S. dollars and Adira Energy reports the results of its operations in Canadian dollars. We incur most of our exploration expenditures in U.S. dollars.

d)           Commodity Price Risk

While the value of our exploration properties can always be said to relate to the price of the commodity and the outlook for same, we do not have any operating mines nor economic ore and therefore do not have any hedging arrangements.

ITEM 12           DESCRIPTION OF SECURITIES OTHER THAN EQUITY SECURITIES

A.           Debt Securities

Not applicable.

B.           Warrants and Rights

Not applicable.

C.           Other Securities

Not applicable.

D.           American Depository Shares

Not applicable.

PART II

ITEM 13           DEFAULTS, DIVIDEND ARREARAGES AND DELINQUENCIES

Not applicable.

ITEM 14           MATERIAL MODIFICATIONS TO THE RIGHTS OF SECURITY HOLDERS AND USE OF PROCEEDS

Not applicable.

ITEM 15           CONTROLS AND PROCEDURES

Not applicable.

ITEM 16A        AUDIT COMMITTEE FINANCIAL EXPERTS

Not applicable.

ITEM 16B        CODE OF ETHICS

Not applicable.

ITEM 16C        PRINCIPAL ACCOUNTANT FEES AND SERVICES

Not applicable.

ITEM 16D       EXEMPTIONS FROM THE LISTING STANDARDS FOR AUDIT COMMITTEES

Not applicable.

ITEM 16E       PURCHASE OF EQUITY SECURITIES BY THE ISSUER AND AFFILIATED PURCHASERS

Not applicable.

PART III

ITEM 17           FINANCIAL STATEMENTS

The following attached financial statements are incorporated herein:

1.	Financial Statements of Adira Energy Corp. for the period ended April 30, 2009, comprised of the following:

	(a)	Balance Sheets as at April 30, 2009;

	(b)	Consolidated Statements of Operations, Comprehensive Loss and Deficit for the period from incorporation on April 8, 2009 to April 30, 2009;

	(c)	Consolidated Statements of Cash Flows for the period from incorporation on April 8, 2009 to April 30, 2009;

	(d)	Notes to Financial Statements.

Pro Forma Financial Statements will be filed by an amendment to this From 20-F

ITEM 18           FINANCIAL STATEMENTS

We have elected to provide financial statements pursuant to Item 17.

Adira Energy Corp.

Consolidated Financial Statements

For the period ended from incorporation on
April 8, 2009 to April 30, 2009

D E V I S S E R   G R A Y   L L P
CHARTERED ACCOUNTANTS

401 - 905 West Pender Street
Vancouver, BC Canada
V6C 1L6

Tel: (604) 687-5447
Fax: (604) 687-6737

AUDITORS’ REPORT

To the Shareholders of Adira Energy Corp.

We have audited the consolidated balance sheet of Adira Energy Corp. as at April 30, 2009 and the consolidated statements of operations, comprehensive loss and deficit, and cash flows for the period then ended from incorporation on April 8, 2009 to April 30, 2009. These consolidated financial statements are the responsibility of the Company’s management. Our responsibility is to express an opinion on these consolidated financial statements based on our audit.

We conducted our audit in accordance with Canadian generally accepted auditing standards (“GAAS”) in Canada and the standards of the Public Company Accounting Oversight Board (United States) (“PCAOB”). Those standards require that we plan and perform an audit to obtain reasonable assurance whether the financial statements are free of material misstatement. An audit includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements. An audit also includes assessing the accounting principles used and significant estimates made by management, as well as evaluating the overall financial statement presentation.

In our opinion, these consolidated financial statements present fairly, in all material respects, the financial position of the Company as at April 30, 2009 and the results of its operations and cash flows for the period then ended in accordance with Canadian generally accepted accounting principles.

CHARTERED ACCOUNTANTS

Vancouver, British Columbia
July 3, 2009

ADIRA ENERGY CORP.
Consolidated Balance Sheet
(Expressed in Canadian Dollars)
As at April 30, 2009

$
A S S E T S
Current assets
Cash and cash equivalents	424,167

Equipment deposit (note 4)	29,000
Oil and gas licenses (note 5)	1
453,168

L I A B I L I T I E S
Current liabilities
Accounts payable and accrued liabilities	103,553
Due to related party (note 6)	32,000
135,553

S H A R E H O L D E R S' E Q U I T Y

Share capital (note 7(b))	526,200
Contributed surplus (Note 6)	598,800
Deficit	(807,385)
317,615
453,168
Nature and continuance of operations (note 1)
Subsequent event (Note 13)

Approved by the Board of Directors:

Director	Director

See notes to the consolidated financial statements

ADIRA ENERGY CORP.
Consolidated Statement of Operations, Comprehensive Loss and Deficit
(Expressed in Canadian Dollars)
For the period from incorporation on April 8, 2009 to April 30, 2009

$

Expenses

Accounting and legal	27,586
Bank charges	142
Consulting	82,000
Office and miscellaneous	3,246
Share-based compensation (note 6)	598,800
Technical consulting	92,706
Travel	2,905

Net loss and comprehensive loss for the period	(807,385)
Deficit, beginning of the period	-
Deficit, end of the period	(807,385

Basic and diluted loss per share	$(0.05)
Weighted average number of common shares outstanding	15,818,182

See notes to the consolidated financial statements

ADIRA ENERGY CORP.
Consolidated Statement of Cash Flows
(Expressed in Canadian Dollars)
For the period from incorporation on April 8, 2009 to April 30, 2009

Cash Provided by (Used for):	$
Operating activities:
Net loss and comprehensive loss for the period	(807,385)
Add: share-based compensation, a non-cash item	598,800
208,585
Changes in non-cash working capital components:
Accounts payable and accrued liabilities	103,552)
Due to related party	32,000
Net cash provided by operating activities	(73,033)

Investing activity:
Deposit on drilling equipment	(29,000)
Net cash used in investing activities	(29,000)

Financing activity:
Issuance of common shares	526,200
Net cash provided by financing activities	526,200

Net cash provided during the period	424,167
Cash and cash equivalents, beginning of period	-
Cash and cash equivalents, end of period	424,167

See notes to the consolidated financial statements

ADIRA ENERGY CORP.
Notes to Consolidated Financial Statements
Period Ended April 30, 2009
(Expressed in Canadian Dollars)

1.	Nature and Continuance of Operations

The Company was incorporated under the Ontario Business Corporations Act on April 8, 2009 and its business activity is the exploration and development of an oil and gas license in Israel. The Company has not yet commenced its activity as the Company has not yet secured sufficient funding to commence this business.

These financial statements have been prepared assuming the Company will continue on a going-concern basis. The Company has incurred losses since inception. The ability of the Company to continue as a going-concern depends upon its ability to develop profitable operations and to continue to raise adequate equity financing to develop its properties.

There can be no assurance that the Company will be able to continue to raise funds in which case the Company may be unable to meet its obligations. Should the company be unable to continue as a going-concern, the net realizable values of its assets may be materially less than amounts recorded on the balance sheets.

Refer to note 13.

2.	Significant Accounting Policies

Basis of Accounting

These consolidated financial statements are prepared in accordance with Canadian generally accepted accounting principles (“GAAP”), and also are materially consistent with United States GAAP. Summarized below are those policies considered particularly significant to the Company.

Principles of Consolidation

These consolidated financial statements include the accounts of the Company and its wholly-owned subsidiary, Adira Energy Israel Ltd. of Israel.

Use of Estimates

The preparation of financial statements in conformity with Canadian GAAP requires management to make estimates and assumptions which affect the reported amounts of assets and liabilities at the dates of the financial statements, as well as the reported amounts of revenues and expenses incurred during the periods. Actual results could differ from those estimated.

Loss Per Share

Loss per share has been calculated using the weighted average number of common shares outstanding during the period. Diluted loss per share is not present because it is anti-dilutive.

Financial Instruments and Financial Risk

The Company’s financial instruments consist of current assets and liabilities, the fair values of which approximate their carrying values due to the short-term nature of these items.

ADIRA ENERGY CORP.
Notes to Consolidated Financial Statements
Period Ended April 30, 2009
(Expressed in Canadian Dollars)

2.	Significant Accounting Policies (continued)

Foreign Currency Translation

The financial statements are presented in Canadian dollars. Foreign denominated monetary assets and liabilities are translated to their Canadian dollar equivalent using foreign exchange rates at the balance sheet dates. Non- monetary items are translated at historical exchange rates. Revenues and expenses are translated using average rates of exchange during the year. Exchange gains or losses arising from currency translation are included in the determination of net income.

Share-based Compensation

Compensation expense has been recorded for the issue of common shares where an intrinsic value in excess of cash consideration paid was determined at the date of issuance.

Income Taxes

The Company accounts for the future tax consequences attributable to differences between the financial statement carrying amounts of existing assets and liabilities and their respective tax bases. Future tax assets and liabilities are measured using tax rates expected to apply to taxable income in the years in which those temporary differences are expected to be settled. When the future realization of income tax assets does not meet the test of being more likely than not to occur, a valuation allowance in the amount of the potential future benefit is taken and no net assets are recognized. Such an allowance has been applied to all potential income tax assets of the Company.

Environmental Expenditures

The operations of the Company have been, and may in the future be, affected from time to time in varying degree by changes in environmental regulations, including those for site restoration costs. Both the likelihood of new regulations and their overall effect upon the Company vary greatly from country to country and are not predictable.

Environmental expenditures that relate to ongoing environmental and reclamation programs are charged against operations as incurred or capitalized and amortized depending on their expected future economic benefit. Estimated future removal and site restoration costs are recognized when the ultimate liability is reasonably determinable, and are charged against operations over the estimated remaining life of the related business operations, net of expected recoveries.

Asset Retirement Obligations

The fair value of a liability for an asset retirement obligation is recognized on an undiscounted cash flow basis when a reasonable estimate of the fair value of the obligation can be made. The asset retirement obligation is recorded as a liability with a corresponding increase to the carrying amount of the related long-lived asset. Subsequently, the asset retirement cost is allocated to expense using a systematic and rational method and is adjusted to reflect period-to-period changes in the liability resulting from the passage of time and from revisions to either expected payment dates or the amounts comprising the original estimate of the obligation. As at April 30, 2009, the Company does not have any asset retirement obligations.

ADIRA ENERGY CORP.
Notes to Consolidated Financial Statements
Period Ended April 30, 2009
(Expressed in Canadian Dollars)

2.	Significant Accounting Policies (continued)

Oil and Gas Property

The Company follows the full cost method of accounting for oil and gas properties whereby all costs relating to the acquisition, exploration, and development of oil and gas properties and equipment are capitalized and accumulated in cost centres by country. Such costs include lease acquisition costs, geological and geophysical expenditures, lease rentals, seismic and costs of drilling productive and non-productive wells, together with overhead expenses related to acquisition, exploration, development activities. The costs in cost centres from which there has been no commercial production are not subject to depletion until commercial production commences. Depletion is calculated using costs of acquisition, exploration, development, estimated future development as well as dismantlement and abandonment costs, net of salvage values using the unit-of production method. An assessment is performed at every reporting date to determine whether the aggregate net costs in each pre-development stage cost centre are recoverable. Costs which are unlikely to be recovered are written-off. Oil and gas properties for which there has been commercial production, are subject to a ceiling test in each reporting period to determine that the costs are recoverable and do not exceed the fair value of the properties. The costs are assessed to be recoverable if the sum of the undiscounted cash flows expected from the production of proved reserves and the lower of cost and market of unproved properties exceed the carrying values of the oil and gas properties. If the carrying value of the oil and gas properties is not assessed to be recoverable, an impairment loss is recognized to the extent that the carrying value exceeds an estimated fair value. The fair value estimate is normally based on the sum of the discounted cash flows expected from production of proved and probable reserves at a discount rate of 10% and the lower of cost and market of unproved properties. The cash flows are estimated using forecast product prices and costs with the forecast product pricing being a constant price utilizing the actual oil price posted at April 30, 2009 and discounted using a risk-free interest rate of 10%.

Sales of oil and gas properties, whether or not being amortized currently, shall be accounted for as adjustments of capitalized costs, with no gain or loss recognized unless such adjustments would significantly alter the relationship between capitalized costs and proved reserves of oil and gas attributable to a cost centre. Abandonments of oil and gas properties shall be accounted for as adjustments of capital cost with the costs of abandoned properties being charged to the cost centre and amortized.

Impairment of Long-Lived Assets

Long-lived assets are assessed for impairment when events and circumstances warrant, when the carrying amounts of the assets exceeds its estimated undiscounted net cash flow from use or its fair value, at which time the impairment is charged to earnings.

ADIRA ENERGY CORP.
Notes to Consolidated Financial Statements
Period Ended April 30, 2009
(Expressed in Canadian Dollars)

3.	Changes in Accounting Policies

Capital Disclosures

The Company has adopted new CICA Handbook section 1535 which requires disclosure of an entity’s objectives, policies and processes for managing capital, quantitative data about what the entity regards as capital and whether the entity has complied with any capital requirements and, if it has not complied, the consequences of such non- compliance (Note 11).

Financial Instruments - Disclosure and Presentation

The Company has adopted new CICA Handbook sections 3862 and 3863 which replace CICA Handbook Section 3861, Financial Instruments - Disclosure and Presentation. These standards increase the disclosures currently required, which will enable users to evaluate the significance of financial instruments for an entity’s financial position and performance, including disclosures about fair value. In addition, disclosure is required of qualitative and quantitative information about exposure to risks arising from financial instruments, including specified minimum disclosures about credit risk, liquidity risk and market risk (note 10). The quantitative disclosures must provide information about the extent to which the entity is exposed to risk, based on information provided internally to the entity’s key management personnel.

The Company’s financial instruments, at April 30, 2009, consist of cash, accounts payable and accrued liabilities and due to related party. Cash has been classified as available for sale and the carrying value approximates its fair value due to its short term nature. Accounts payable and accrued liabilities and due to related party are classified as other financial liabilities, measured at amortized cost using the effective interest rate method, however due to their short term nature, their carrying amounts approximate fair value.

Going Concern – Amendments to Section 1400

CICA 1400, General Standards of Financial Statement Presentation, was amended to include requirements to assess and disclose an entity’s ability to continue as a going concern taking into account all available information available for at least, but not limited to 12 months from the balance sheet date. The new requirements became effective for the Company on April 4, 2009. Disclosure is addressed in Note 1.

FUTURE CHANGES IN ACCOUNTING POLICIES

International Financial reporting Standards (“IFRS”)

In February 2008 the Canadian Accounting Standards Board announced 2011 as the changeover date for publicly- listed companies to use IFRS, replacing Canada’s own generally accepted accounting principles. The specific implementation is set for interim and annual financial statements relating to fiscal years beginning on or after January 1, 2011. The transition date of January 1, 2011 will require restatement for comparative purposes of amounts reported by the Company for the year ended December 31, 2010. While the Company has begun assessing the adoption of IFRS for 2011, the financial reporting impact of the transition to IFRS cannot be reasonably estimated at this time.

4.	Equipment Deposit

Equipment deposit consists of a deposit on the purchase of drilling equipment located in Israel. The Company is to pay US$320,000 plus Value Added Tax (“VAT”) (US$100,000 subsequently paid for a total of US$135,500 plus VAT to report date) by August 31, 2009 or the date title of all equipment is registered in the Company’s name.

ADIRA ENERGY CORP.
Notes to Consolidated Financial Statements
Period Ended April 30, 2009
(Expressed in Canadian Dollars)

5.	Oil and Gas Licenses

The Company’s subsidiary has a license to explore for oil and gas in Israel which comprises an area of approximately 31,012 acres and is effective for the period from December 15, 2008 to December 15, 2011. Costs to acquire this license were paid outside of the Company.

6.	Related Party Transactions

During the current period, the Company incurred $32,000 in consulting fees to a director’s private company and has agreed to pay the company $8,000 per month for consulting.

As at April 30, 2009, $32,000 is due to a director’s private company for consulting services. The amount is unsecured, does not bear interest and has no fixed terms of repayment.

At the Company’s incorporation, 12,000,000 common shares were issued to certain directors for cash consideration of $0.0001 per share (the “Seed shares”). Subsequently, the Company issued non-flow through common shares by private placement for consideration of $0.05 per share. Accordingly, the Company has taken a non-cash charge of $598,800 ($0.0499 per share) to recognize an expense to the Company equal to the difference between the per share consideration paid for the seed shares and that paid for the shares subsequently issued by private placement at $0.05 per share. The credit portion of the transaction has been recorded in contributed surplus.

All related party transactions were in the normal course of operations and are measured at fair value as determined by management.

7.	Share Capital

(a) Authorized

Unlimited number of voting common shares without nominal or par value.

(b) Issued voting common shares:

	Number	Amount
		$

Private placements (1)	22,500,000	526,200)

Balance, April 30, 2009	22,500,000	526,200)

(1)	The Company issued 12,000,000 common shares for $1,200 on April 8, 2009 (Refer to note 6) and 10,500,000 shares for $525,000 on April 22, 2009.

(c)	Stock Options

As at April 30, 2009, the Company has approved an option plan to issue up to a maximum of 4,000,000 shares pursuant to such plan, the exercise price and vesting period of which, to be at the discretion of the Board of Directors.

At April 30, 2009, the Company has no options outstanding.

ADIRA ENERGY CORP.
Notes to Consolidated Financial Statements
Period Ended April 30, 2009
(Expressed in Canadian Dollars)

8.	Income Taxes

No provision for recovery of income taxes was made in 2009 because of the uncertainty as to the utilization of the losses and costs for income tax purposes. At April 30, 2009 the Company has accumulated losses for tax purposes of approximately $207,600 which expire in 2029. The Company also has undeducted incorporation costs totalling $700 which are available for deduction against future Canadian taxable income.

9.	Proposed Share Purchase Transaction

On April 21, 2009, the Company signed a letter of intent with AMG Oil Ltd (“AMG”). AMG will offer to purchase the Company by way of a share purchase transaction or other form of business combination (the “Proposed Transaction”), which will result in AMG purchasing all of the issued and outstanding securities of the Company. The Proposed Transaction is subject to, among other terms, the negotiation and execution of a formal agreement by June 30, 2009 (subsequently amended to September 30, 2009). Upon completion of the Proposed Transaction, the board of the resulting issuer will be comprised of five appointees of the Company, one appointee of AMG as approved by the Company and any other appointee as designated by the board of the resulting issuer.

The Proposed Transaction is also subject to either AMG or the Company completing a private placement ("Private Placement") for minimum proceeds of US$2,000,000 by the issuance of 8,000,000 units at a price of US$0.25 per unit, or such lesser number of Adira units as approved by Adira. Each unit shall consist of one (1) common share and one half of one (1/2) warrant. Each full warrant shall entitle the holder to acquire an additional common share at a price of US$0.50 per common share for a period of 24 months from the closing of the Private Placement provided that the expiry date will be accelerated, if the closing price of common shares of the resulting issuer for any period of 20 consecutive trading days exceeds US$1.00 per common share (the "Acceleration Event"), to a period that is 30 days after the Acceleration Event.

In part consideration for acquiring the outstanding shares of the Company, AMG will issue such number of common shares (the “Payment Shares”) that shall result in the Company’s current shareholders holding approximately 49.8% of the resulting issuer, post Private Placement. An aggregate of approximately 31.2 million Payment Shares will be issued to the Company’s shareholders on a pro rata basis, which will be in accordance with their holdings in the Company.

The Proposed Transaction is subject to receipt of the necessary regulatory and shareholder approvals and a due diligence period.

Refer to Note 13.

10.	Financial Instrument Risks

The Company’s financial instruments are exposed to the following risks:

Credit Risk

The Company’s primary exposure to credit risk is the risk of illiquidity of cash amounting to $424,167 at April 30, 2009. As the Company’s policy is to limit cash holdings and short-term deposits to instruments issued by major Canadian banks, or investments of equivalent or better quality, the credit risk is considered by management to be negligible.

ADIRA ENERGY CORP.
Notes to Consolidated Financial Statements
Period Ended April 30, 2009
(Expressed in Canadian Dollars)

10.	Financial Instrument Risks (continued)

Liquidity Risk

Liquidity risk is the risk that the Company will not be able to pay financial instrument liabilities as they come due. The Company’s only liquidity risk from financial instruments is its need to meet operating accounts payable and related party requirements. The Company has maintained sufficient cash balances to meet these needs at April 30, 2009.

Foreign Exchange Risk

The Company has virtually no foreign exchange risk as at April 30, 2009 as virtually all of its financial assets and liabilities are denominated in Canadian dollars and located in Canada.

Interest Rate Risk

The Company has not been exposed to interest rate risk on its cash as at April 30, 2009.

The Company maintained all of its cash balance on deposit in a chequing account with a major Canadian bank.

Price Risk

The Company is not exposed to price risk.

11.	Capital Management

The Company’s objectives for the management of capital are to safeguard its ability to continue as a going concern including the preservation of capital, and to achieve reasonable returns on invested cash after satisfying the objective of preserving capital.

The Company considers its cash to be its manageable capital. The Company’s policy is to maintain sufficient cash and deposit balances to cover operating and exploration costs over a reasonable future period, generally one to one and a half years. The Company accesses capital markets through equity issues as necessary and may also acquire additional funds where advantageous circumstances arise.

The Company currently has no externally-imposed capital requirements.

12.	Segmented Information

April 30,
2009

Assets by geographic segment, at cost
Canada	$424,167
Israel	29,001

$453,168

ADIRA ENERGY CORP.
Notes to Consolidated Financial Statements
Period Ended April 30, 2009
(Expressed in Canadian Dollars)

13.	Subsequent Event

The Company engaged Sandfire Securities Inc. (“Sandfire”) to act as lead agent in a brokered offering for minimum proceeds of US$2,000,000 by the issuance of 8,000,000 units at a price of US$0.25 per Unit or such lesser number of Adira units as approved by Adira. Each unit shall consist of one (1) common share and one half of one (1/2) warrant. Completion of the offering is a condition to the closing of the Proposed Transaction. At report date the Company had received verbal commitments for the offering in full on terms as indicated in note 9. Sandfire and other selling group participants are to receive a cash commission equal to 7% of aggregate proceeds of the issue of Units and compensation options entitling the holder to purchase additional common shares of the resulting issuer equal to 7% of the aggregate number of Units sold in the offering at a price of US$0.25 per common share for two years after closing. Sandfire will also receive a success fee and compensation for certain expenses.

ITEM 19           EXHIBITS

The following exhibits are included in this Form 20-F:

Exhibit
Number	Description

1.1	Articles of Conversion (1)

1.2	Articles of Continuance (1)

1.3	By-Laws (1)

4.1	Securities Exchange Agreement among the Company, Adira Energy, Alan Friedman, Dennis Bennie and Ilan Diamond.

4.2	Form of Securities Exchange Agreement among the Company, Adira Energy and the Minority Shareholders of Adira Energy.

4.3	2009 Stock Option Plan

4.4	Agency Agreement between Adira Energy and Sandfire Securities Inc.

4.5	Form of Subscription Agreement for Adira Energy August 2009 Private Placement

15.1	Consent Letter of Devisser Gray, Chartered Accountants

(1)    Herein incorporated by reference as previously included in our Form 8-K filed on December 2, 2008.

SIGNATURES

The Registrant hereby certifies that it meets all of the requirements for filing on Form 20-F and that it has duly caused and authorized the undersigned to sign this Form 20-F on its behalf.

AMG OIL LTD.

Per:	/s/ Ilan Diamond
Name:	Ilan Diamond
Title:	Chief Executive Officer

Date:	September 4, 2008