Form 20-F/A
period 2009-06-30
AMG OIL LTD
filed 2009-12-16
CIK 1109504

UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

FORM 20-F/A
Amendment No. 1

(Mark One)

[   ] REGISTRATION STATEMENT PURSUANT TO SECTION 12(b) OR (g) OF THE SECURITIES EXCHANGE ACT OF 1934

OR

[   ] ANNUAL REPORT PURSUANT TO SECTION 13 OR 15(d) OF THE SECURITIES EXCHANGE ACT OF 1934

For the fiscal year ended _________________________

OR

[   ] TRANSITION REPORT PURSUANT TO SECTION 13 OR 15(d) OF THE SECURITIES EXCHANGE ACT OF 1934

OR

[X] SHELL COMPANY REPORT PURSUANT TO SECTION 13 OR 15(d) OF THE SECURITIES EXCHANGE ACT OF 1934

COMMISSION FILE NUMBER: 000-30087

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

Yes [   ]      No [X]

__________

EXPLANATORY NOTE

This Amendment No. 1 to the Shell Company Report on Form 20-F originally filed with the Securities and Exchange Commission (the “SEC”) on September 4, 2009 (the “Original Form 20-F”) is being filed by the Registrant with the SEC for the sole purpose of filing the pro forma balance sheet showing the effect of the acquisition of Adira Energy Corp. by the Registrant in Item 17 of the Original Form 20-F.

This Amendment No. 1 consists of a cover page, this explanatory note, the pro forma balance sheet required by Item 17, the exhibit index and the signature page.

Other than expressly set forth herein, this Amendment No. 1 does not, and does not purport to, amend or restate any other information contained in the Original Form 20-F nor does this Amendment No. 1 reflect any events that have occurred after the Original Form 20-F was filed.

PART III

ITEM 17        FINANCIAL STATEMENTS

The following attached financial statement is incorporated herein:

1.	Pro Forma Consolidated Balance Sheet as at June 30, 2009 (Unaudited); and

2.	Notes to Pro Forma Consolidated Balance Sheet as at June 30, 2009 (Unaudited).

AMG OIL LTD.

PRO FORMA CONSOLIDATED BALANCE SHEET

June 30, 2009

(Expressed in United States Dollars)

(Unaudited)

AMG OIL LTD.
Pro Forma Consolidated Balance Sheet
June 30, 2009
(Expressed in United States Dollars)
(Unaudited)

		Adira
	AMG Oil Ltd.	Energy Ltd.
	at June 30,	at June 30,
	2009	2009	Adjustments	Note	Consolidated

ASSETS

Cash	$946,128	$53,502	$2,000,000	2(b)(c)	$2,999,630
Equipment deposits	0	140,350	0		140,350
Oil and gas license	0	1	0		1

	$946,128	$193,853	$2,000,000		$3,139,981

LIABILITIES

Accounts payable	$14,654	$22,851	$225,000	2(b)	$262,506
Due to related party	0	10,318	0		10,318

	14,654	33,169	225,000		272,824

EQUITY

Share Capital	232	910,688	2,606,088	2(a)(b)(c)	3,517,008
Contributed Surplus	4,232,140	0	(4,131,986)	2(a)(b)	100,154
Deficit	(3,300,898)	(750,004)	3,300,898	2(a)	(750,004)

	931,474	160,684	1,775,000		2,867,158

	$946,128	$193,853	$2,000,000		$3,139,981

AMG OIL LTD.
Notes to Pro Forma Consolidated Balance
Sheet Period Ended June 30, 2009
(Expressed in United States Dollars)
(Unaudited)

1.	BASIS OF PRESENTATION

The accompanying unaudited pro forma consolidated balance sheet as at June 30, 2009 was prepared by AMG Oil Ltd. (the “Company” or “AMG”) for inclusion in the Form-20F dated August 31, 2009 being filed by the Company for submission to the Securities Exchange Commission for the Securities Exchange Agreement (the “Agreement”) with Adira Energy Corp. (“Adira”), as described in note 2(a). Accordingly, this unaudited pro forma consolidated balance sheet may not conform to the other financial statements included elsewhere in the Form 20-F. This pro forma consolidated balance sheet of the Company has been compiled by combining the unaudited balance sheet of AMG as at June 30, 2009 with the unaudited consolidated balance sheet of Adira as at June 30, 2009.

This unaudited pro forma consolidated balance sheet should be read in conjunction with the unaudited financial statements of AMG as at June 30, 2009, the audited financial statements of AMG as at September 30, 2008, the unaudited consolidated financial statements of Adira as at June 30, 2009 and the audited consolidated financial statements of Adira as at April 30, 2009 included elsewhere in the Form-20F, or available at http://www.sec.gov/edgar.shtml.

The unaudited pro forma consolidated balance sheet applies reverse takeover (“RTO”) accounting whereby the legal parent is considered to have been acquired by the legal subsidiary. Share capital represents the authorized and issued number of shares of the legal parent and the share capital amount and deficit are those of the legal subsidiary, the ongoing operating company.

It is management’s opinion that this pro forma consolidated balance sheet includes all adjustments necessary for the fair presentation of the transactions described herein and is in accordance with Canadian generally accepted accounting principles (“GAAP”) applied on a basis consistent with the Company’s accounting policies. There are no differences between Canadian and United States generally accepted accounting principles. Accordingly, the amounts presented conform to both Canadian and US GAAP and no reconciliation has been provided. The pro forma consolidated balance sheet is not intended to reflect the financial position of AMG, which would have actually resulted had the transactions been effected on the dates indicated. Actual amounts recorded upon consummation of the transactions will differ from those recorded in the unaudited pro forma consolidated balance sheet and the differences may be material.

2.	PRO FORMA ASSUMPTIONS AND ADJUSTMENTS WITH RESPECT TO THE PROPOSED TRANSACTIONS

The pro forma adjustments described below are based upon available information and certain assumptions management believes are reasonable.

(a) Allocation of purchase price

The accompanying unaudited pro forma consolidated balance sheet of the Company gives effect to the proposed acquisition of 100% of the issued and outstanding shares of AMG by Adira, as if it had occurred on June 30, 2009, by the issuance of 39,040,001 common shares of the Company for a total deemed value of $931,474 pursuant to the Agreement dated August 4, 2009.

AMG OIL LTD.
Notes to Pro Forma Consolidated Balance
Sheet Period Ended June 30, 2009
(Expressed in United States Dollars)
(Unaudited)

2.	PRO FORMA ASSUMPTIONS AND ADJUSTMENTS WITH RESPECT TO THE PROPOSED TRANSACTIONS (Continued)

	(a)	Allocation of purchase price (Continued)

The acquisition has been accounted for using the purchase method. Accordingly, the value of the assets acquired and liabilities assumed have been adjusted to reflect their fair values at the acquisition date. The purchase price has been allocated as follows:

Cash	$946,128
Accounts payable and accrued liabilities	(14,654)

931,474
Issuance of share capital	(931,474)

Allocated to deficit	$0

(b)	Private placement

Adira will complete a private placement financing of 8,000,000 units at $0.25 per units for proceeds of $2,000,000 immediately prior to the securities exchange. Each unit consists of one common share of Adira and one-half of one common share purchase warrant. Each warrant entitles the holder to purchase one common share at a price of $0.50 per common share for a period of two years following closing. In connection with the private placement, the Company issued to agents, 240,001 common shares and 455,770 agent’s warrants. Each agent’s warrant is exercisable to purchase one common share at a price of $0.25 per common share for a two-year period following closing. The Company uses the Black-Scholes option pricing model to value compensatory warrants issued. The agent’s warrants issued were valued at $100,154 and were allocated to share issue costs. Additionally, the Company has accrued $225,000 for estimated costs associated with the private placement and securities exchange.

To estimate the fair value of the warrants using the Black-Scholes model, the following weighted average assumptions were used:

Risk-free interest rate	1.32%
Expected life	1.92 years
Expected stock price volatility	183.37%
Expected dividend yield	0.00%

Adira completed the placement of 7,600,000 units prior to the securities exchange and the remaining 400,000 unit placement subsequent thereto (note 2(c)).

(c)	Private placement

Immediately subsequent to the completion of the securities exchange, AMG completed a private placement of 400,000 units at $0.25 per unit for proceeds of $100,000 (note 2(b)).

AMG OIL LTD.
Notes to Pro Forma Consolidated Balance
Sheet Period Ended June 30, 2009
(Expressed in United States Dollars)
(Unaudited)

2.	PRO FORMA ASSUMPTIONS AND ADJUSTMENTS WITH RESPECT TO THE PROPOSED TRANSACTIONS (Continued)

	(d)	Capital stock continuity

A continuity of AMG’s issued common share capital and related recorded values after giving effect to the pro forma transactions as described above is as follows:

	Number of
	Shares	Amount
AMG
Balance, June 30, 2009	23,200,000	$232
Adira
Balance at June 30, 2009	31,200,000	910,688
Shares issued in private placement (note 2(b))	7,600,000	1,900,000
Broker compensation shares issued (note 2(b))	240,001	60,000
Share issue costs (note 2(b))	0	(385,154)
	39,040,001	2,485,534
Shares issued for the acquisition of Adira
Adira shares acquired by AMG pursuant to RTO	(39,040,001)	0
AMG shares issued pursuant to RTO (note 2(a))	39,040,001	931,474
Elimination of AMG share balance pursuant to RTO
(note 2(a))	0	(232)
Shares issued in private placement of AMG
(note 2(c))	400,000	100,000
	400,000	1,031,242
Balance, June 30, 2009	62,640,001	$3,517,008

ITEM 19        EXHIBITS

The following exhibits are included in this Form 20-F/A:

Exhibit
Number	Description

1.1	Articles of Conversion(1)

1.2	Articles of Continuance(1)

1.3	By-Laws(1)

4.1	Securities Exchange Agreement among the Company, Adira Energy, Alan Friedman, Dennis Bennie and Ilan Diamond.(2)

4.2	Form of Securities Exchange Agreement among the Company, Adira Energy and the Minority Shareholders of Adira Energy.(2)

4.3	2009 Stock Option Plan(2)

4.4	Agency Agreement between Adira Energy and Sandfire Securities Inc.(2)

4.5	Form of Subscription Agreement for Adira Energy August 2009 Private Placement(2)

15.1	Consent Letter of Devisser Gray, Chartered Accountants(2)

(1)	Herein incorporated by reference as previously included in our Form 8-K filed on December 2, 2008.

(2)	Previously filed in our Shell Company Report on Form 20-F filed with the SEC on September 4, 2009.

SIGNATURES

The Registrant hereby certifies that it meets all of the requirements for filing on Form 20-F and that it has duly caused and authorized the undersigned to sign this Amendment No. 1 Form 20-F, on its behalf.

AMG OIL LTD.

Per:	/s/ Ilan Diamond
Name:	Ilan Diamond
Title:	Chief Executive Officer

Date:	December 14, 2009