Form 20-F
period 2009-09-30
Adira Energy Ltd.
filed 2010-01-22
CIK 1109504

UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

FORM 20-F

(Mark One)

[   ] REGISTRATION STATEMENT PURSUANT TO SECTION 12(b) OR (g) OF THE SECURITIES EXCHANGE ACT OF 1934

OR

[X] ANNUAL REPORT PURSUANT TO SECTION 13 OR 15(d) OF THE SECURITIES EXCHANGE ACT OF 1934

For the fiscal year ended September 30, 2009

OR

[   ] TRANSITION REPORT PURSUANT TO SECTION 13 OR 15(d) OF THE SECURITIES EXCHANGE ACT OF 1934

OR

[   ] SHELL COMPANY REPORT PURSUANT TO SECTION 13 OR 15(d) OF THE SECURITIES EXCHANGE ACT OF 1934

COMMISSION FILE NUMBER: ______________

ADIRA ENERGY LTD.
(Formerly AMG Oil Ltd.)
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

N/A
(Title of Class)

The number of outstanding shares of each of the issuer’s classes of capital or common stock as of September 30, 2009 was 62,640,001 common shares.

Indicate by check mark if the registrant is a well-known seasoned issuer, as defined in Rule 405 of the Securities Act.

Yes [   ]    No [X]

If this report is an annual or a transition report, indicate by check mark if the registrant is not required to file reports pursuant to Section 13 or 15(d) of the Securities Exchange Act of 1934.

Yes [X]    No [   ]

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

Yes [   ]    No [X]

__________

2

3

GENERAL

This Form 20-F is filed as an annual report under the Exchange Act.

In this Form 20-F, references to:

  “ Adira” means Adira Energy Ltd, a Canadian federal corporation (formerly AMG Oil Ltd)

  “Adira Group” means Adira Energy Ltd (formerly AMG Oil Ltd) together with its wholly owned subsidiaries Adira Energy Holdings Corp., Adira Israel Ltd and Adira Energy Services Ltd.

  “Adira Energy” means Adira Energy Holdings Corp., an Ontario corporation (formerly Adira Energy Corp.)

  “Adira Israel” means Adira Energy Israel Ltd., an Israel corporation

  “Adira Services” means Adira Energy Services Ltd., an Israel corporation

  “We”, “us”, “our”, and the “Company” means Adira Group

  “AMG” refers to AMG Oil Ltd. which was the name of the Company prior to its change of name to Adira Energy Ltd on December 17, 2009

Adira has historically used U.S. dollar as its reporting currency. Adira Energy has historically used Canadian dollars as its reporting currency. All references in this document to “dollars” or “$” are to United States dollars and all references to “CDN$” are to Canadian dollars, unless otherwise indicated.

Except as noted, the information set forth in this Form 20-F is as of December 31, 2009 and all information included in this document should only be considered correct as of such date.

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

ITEM 1

Not applicable

ITEM 2

Not applicable

ITEM 3               KEY INFORMATION

A.        Selected Financial Data

Adira Energy Ltd.

On August 31, 2009, Adira acquired Adira Energy by issuing 39,040,001 common shares of Adira to Adira Energy’s shareholders on a one for one basis. As the shareholders of Adira Energy obtained control of Adira, the share exchange is considered to be a reverse takeover transaction. Accordingly, for accounting purposes Adira Energy is the acquirer.

The selected historical financial information presented in the table below for the 175-day period ended September 30, 2009, comprises the operating data of Adira Energy and its subsidiary companies from April 8, 2009 (date of incorporation of Adira Energy) and that of Adira (formerly AMG Oil Ltd) from September 1, 2009. The selected historical information for each of the fiscal years ended September 30, 2008, 2007, 2006 and 2005 is derived from the audited consolidated financial statements of Adira (formerly AMG Oil Ltd) for those periods. The audited financial statements of Adira (formerly AMG Oil Ltd) for the fiscal years ended September 30, 2008, 2007 and 2006 are included in its annual report on Form 20-F for the year ended September 30, 2008. The audited financial statements of Adira (formerly AMG Oil Ltd) for the fiscal year ended September 30, 2005 is included in previous filings. The selected financial information presented below should be read in conjunction with the audited consolidated financial statements and the notes thereto of Adira Group, and with the information appearing under the headings, “Information on the Company” and “Operating and Financial Review and Prospects”.

Under US GAAP (in US$)

	As at
	September
	30, 2009	As at September 30
	2009	2008	2007	2006	2005
	$	$	$	$	$
Balance Sheet Data
Cash and Cash Equivalents	2,354,628	1,104,364	1,318,132	1,348,282	14,526
Working Capital	2,250,066	1,062,473	1,307,442	1,332,922	10,138
Total Assets	2,756,305	1,104,471	1,318,282	1,348,282	15,760
Total Liabilities	126,977	41,998	10,690	15,360	5,622
Total Stockholders Equity	2,629,328	1,062,473	1,307,592	1,332,922	10,138

	175 Day
	Period
	Ended
	September
	30, 2009	Year Ended September 30
	2009	2008	2007	2006	2005
	$	$	$	$	$
Operating Data
Revenues	-	-	-	-	-
Expenses	(1,383,335)	(322,720)	(90,640)	(68,046)	(19,133)
Other Items	14,708	-	-	-	-
Net Loss from Continuing
Operations	(1,368,627)	(282,659)	(25,330)	(36,173)	(18,773)
Net and Comprehensive
Loss	(1,368,627)	(282,659)	(25,330)	(36,173)	(18,773)
Basic Loss per Share
- From Continuing
Operations	(0.05)	(0.01)	(0.00)	(0.00)	(0.00)
- From Discontinued
Operations	(0.00)	(0.00)	(0.00)	(0.00)	(0.00)

We have never declared or paid any cash or other dividends.

Exchange Rate

The exchange rate between the Canadian dollar and the U.S. dollar was CDN$1.0466 per US$1.00 (or US$0.9555 per CDN$1.00) as of December 31, 2009.

The average exchange rates for the financial years listed above (based on the average exchange rate for each period using the average of the exchange rates on the last day of each month during the period in accordance with the exchange rates provided by the Bank of Canada are as follows:

	2009	2008	2007	2006	2005
Year End (1)	1.0722	1.2180	0.9913	1.1654	1.1630
Average	1.1788	1.0660	1.0748	1.1341	1.2116
High (2)	1.3000	1.3008	1.1878	1.1794	1.2734
Low (2)	1.0338	0.9711	0.9066	1.0948	1.1427

The high and low exchange rates between the Canadian dollar and the U.S. dollar for the past six months (provided by the Bank of Canada) are as follows:

Month	Exchange rate CDN$ per US$1.00
	High	Low
December 2009	1.0713	1.0405
November 2009	1.0743	1.0460
October 2009	1.0845	1.0292
September 2009	1.1085	1.0613
August 2009	1.1121	1.0670

Month	Exchange rate CDN$ per US$1.00
July 2009	1.1725	1.0763

B.        Capitalization and Indebtedness

Not Applicable

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

Adira incurred a net loss of $1,368,627 for the 175-day period ended September 30, 2009. At September 30, 2009, Adira had an accumulated deficit of $1,368,627. These circumstances raise doubt about our ability to continue as a going concern, as described in the Note 1 to our consolidated financial statements for the period ended September 30, 2009, which are included herein. Although our consolidated financial statements refer to circumstances which might raise doubt about our ability to continue as a going concern, they do not reflect any adjustments that might result if we are unable to continue our business.

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

Our Company has had negative cash flows from operations. Since inception, we have not earned any revenues from operations, and due to the length of time between the discovery of oil and gas reserves and their exploitation and development, we do not anticipate earning revenues from operation in the near future. To date, we have incurred significant expenses. As at September 30, 2009, we had cash and equivalents on hand of $2,354,628. We have sufficient funds to complete preliminary exploration on our Hula property in Israel, as outline in the plan of operations described herein. However, we anticipate that we will have to seek additional financing to fund the advanced exploration on our property, if warranted. Further, we cannot assure you that our actual cash requirements will not exceed our estimates, and in any case we will require additional financing to bring our interests into commercial operation, finance working capital, meet our contractual minimum expenditures and pay for operating expenses and capital requirements until we achieve a positive cash flow. Additional capital also may be required in the event we incur any significant unanticipated expenses.

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

Our business focus is on oil and gas exploration on a limited number of properties in Israel. As a result, we lack diversification, in terms of both the nature and geographic scope of our business. We will likely be impacted more acutely by factors affecting our industry or the regions in which we operate than we would if our business were more diversified. If we cannot diversify our operations, our financial condition and results of operations could deteriorate.

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

All of our assets are outside the United States, with the result that it may be difficult for investors to enforce within the United States any judgments obtained against us or some of our directors or officers.

All of our assets are located outside the United States. In addition, some of our directors and officers are nationals and/or residents of countries other than the United States, and all or a substantial portion of such persons' assets are located outside the United States. As a result, it may be difficult for investors to enforce within the United States any judgments obtained against us or our officers or directors, including judgments predicated upon the civil liability provisions of the securities laws of the United States or any state thereof. Consequently, you may be effectively prevented from pursuing remedies under United States federal securities laws against them.

As a holding company, our ability to make payments depends on the cash flows of our subsidiary.

The Company is a holding company that conducts substantially all of its operations through its subsidiaries incorporated outside North America. We have no direct operations and no significant assets other than the shares of our subsidiaries. Therefore, we are dependent on the cash flows of such subsidiaries to meet our obligations, including payment of principal and interest on any debt we incur. The ability of our subsidiaries to provide us with payments may be constrained by the following factors:

  the cash flows generated by operations, investment activities and financing activities;

  the level of taxation, particularly corporate profits and withholding taxes, in Israel; and

  the introduction of exchange controls and repatriation restrictions or the availability of hard currency to be repatriated.

If we are unable to receive sufficient cash from our subsidiaries, we may be required to refinance any indebtedness we incur, raise funds in a public or private equity or debt offering or sell some or all of our assets. We can provide no assurances that an offering of our debt or equity or a refinancing of our debt can or will be completed on satisfactory terms or that it would be sufficient to enable us to make payment with respect to our debt. The foregoing events could have an adverse impact on our future cash flows, earnings, results of operations and financial condition.

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

Our earnings and cash flow may also be affected by fluctuations in the exchange rate between the U.S. dollar and other currencies, such as the New Israeli Shekel, the Canadian dollar and the Euro. Our consolidated financial statements are expressed in U.S.dollars. Our sales of oil and gas, if any, will be denominated in U.S. dollars, while production costs and corporate administration costs are, in part, denominated in Israel shekels and Canadian dollars.

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

Internal controls over financial reporting are procedures designed to provide reasonable assurance that transactions are properly authorized, assets are safeguarded against unauthorized or improper use, and transactions are properly recorded and reported. A control system, no matter how well designed and operated, can provide only reasonable, not absolute, assurance with respect to the reliability of financial reporting and financial statement preparation. As an early-stage company, our internal controls may be less formal and easier to bypass than those of more established corporations.

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

It is possible that the Company might incur debt in order to fund its exploration and development activities, which would continue to reduce its financial flexibility and could have a material adverse effect on the Company’s business, operations and results of operations and financial condition. General economic conditions, oil and gas prices and financial, business and other factors affect the Company’s operations and future performance. Many of these factors are beyond the Company’s control. No assurances can be made that the Company will be able to generate sufficient cash flow to pay the interest on its debt or that future working capital, borrowings or equity financing will be available to pay or refinance such debt. Factors that will affect its ability to raise cash through an offering of Common Shares or other types of equity securities, or a refinancing of debt include financial market conditions, the value of its assets and performance at the time the Company needs capital. No assurances can be made that the Company will have sufficient funds to make such payments. If the Company does not have sufficient funds and is otherwise unable to negotiate renewals of its borrowings or arrange new financing, it might be required to sell significant assets. Any such sale could have a material adverse effect on the Company’s business, financial condition and results of operations.

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

Our operations require licenses, permits and in some cases renewals of licenses and permits from various governmental authorities. Specifically, the licenses awarded to us by the Government of Israel have terms of three years and must renewed in order to extend the license beyond this initial term. Among other factors, our ability to obtain, sustain or renew such licenses and permits on acceptable terms is subject to change in regulations and policies and to the discretion of the applicable governments. Our inability to obtain, maintain or acquire extensions for these licenses or permits could hamper our ability to produce revenues from operations. Other oil and gas companies may seek to acquire property leases and licenses that we will need to operate our business. This competition has become increasingly intense as the price of oil on the commodities markets has risen in recent years. This competition may prevent us from obtaining licenses we deem necessary for our business, or it may substantially increase the cost of obtaining these licenses.

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

We may enter into hedging agreements but may not be able to hedge against all such risks.

If the Company is able to discover commercially exploitable quantities of oil or gas and is able to enter into commercial production, from time to time the Company may enter into agreements to receive fixed or a range of prices on its oil and natural gas production to offset the risk of revenue losses if commodity prices decline; however, if commodity prices increase beyond the levels set in such agreements, the Company will not benefit from such increases. Similarly, from time to time the Company may enter into agreements to fix the exchange rate of certain currencies to US dollars in order to offset the risk of revenue losses if the other currencies increase in value compared to the US dollar; however, if other currencies decline in value compared to the US dollar, the Company will not benefit from the fluctuating exchange rate. In addition to the potential of experiencing an opportunity cost, other potential costs or losses associated with hedging include the risk that the other party to a hedge transaction does not perform its obligations under a hedge agreement, the hedge is imperfect or our hedging policies and procedures are not followed.

The Company is incorporated in Canada.

The Company is a Canadian corporation governed under the Canada Business Corporations Act and as such, its corporate structure, the rights and obligations of shareholders and its corporate bodies may be different from those of the home countries of international investors. Furthermore, non-Canadian residents may find it more difficult and costly to exercise shareholder rights. International investors may also find it costly and difficult to effect service of process and enforce their civil liabilities against the Company or some of its directors, controlling persons and officers.

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

As we do not generate revenues from our sole material asset, we expect to be classified for United States income tax purposes as a passive foreign investment company. This means that any dividends we pay you will be taxed as ordinary income and not at preferential qualifying dividend tax rates, and upon any sale of our Common Shares, any capital gain will be taxed as ordinary income and not at preferential capital gains rates. This will continue to be true even after we commence active operations.

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

An investment in our Company will likely be diluted.

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

ITEM 4               INFORMATION ON THE COMPANY

We are Canadian corporation governed under the Canada Business Corporations Act (the “CBCA”) which conducts business as an oil and gas exploration company with operations in the State of Israel. We have been granted the following petroleum licenses from the State of Israel:

  Eitan License - covering 31,060 acres (125.7 sq.km.) in the Hula Valley located in Northern Israel. The license was issued in December, 2008 for an initial three year period and may be renewed upon fulfillment of certain conditions for a further four year period;

  Gabriella License - covering 97,000 acres (392 sq. km.) approx. 10km offshore Israel between Netanya and Ashdod. The license was issued in July, 2009 for an initial three year period and may be renewed upon fulfillment of certain conditions for a further four year period; and

  Yitzhak License- covering 31,555 acres (127.7 sq.km) approx. 17km offshore Israel between Hadera and Netanya, directly to the North of and contiguous to Gabriella. The license was issued in October, 2009 for an initial three year period and may be renewed upon fulfillment of certain conditions for a further four year period

Our Gabriella License and Yitzhak License are collectively referred to as our “Offshore Licenses”.

All of the licenses are subject to 12.5% royalty payable to the government of Israel.

Our business plan is to carry out exploration activities on our Eitan License in order to assess the existence of commercially exploitable quantities of natural gas. In addition, we also plan to conduct minor evaluation work on each of the Offshore Licenses to establish whether exploration is justified. We presently do not produce any oil or gas and do not earn any revenues. The Eitan License is our sole material license at present. Neither of the Offshore Licenses are presently material to the Company’s operations.

A.        History and Development of the Company

Name

Our legal and commercial name is Adira Energy Ltd.

Principal Office

Our principal office is located at Suite 901, 30 St. Clair Avenue West, Toronto, Ontario, Canada, M4V 3A1. Our telephone number is (416) 250-6500.

Incorporation and Continuation

We are a Canadian corporation governed under the Canada Business Corporations Act (the “CBCA”).

We were incorporated on February 20, 1997 under the name “Trans New Zealand Oil Company” by filing our Articles of Incorporation with the Secretary of State of Nevada. We changed our name to “AMG Oil Ltd.” on July 27, 1998. On December 17, 2009, we changed our name to “Adira Energy Ltd.” Our fiscal year end is September 30.

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

Acquisition of Adira Energy

We completed the acquisition of Adira Energy, a company incorporated in the Province of Ontario, on August 31, 2009. As a result of the completion of this acquisition, we are now the owner of all the issued and outstanding shares of Adira Energy and we have ceased to be a “shell company”, as defined in Rule 12b-2 of the Exchange Act. The acquisition was completed pursuant to a securities exchange agreement dated August 4, 2009 among Adira, Adira Energy and Dennis Bennie, Ilan Diamond and Alan Friedman, as principal shareholders, and concurrent securities exchange agreements among Adira and each of the minority shareholders of Adira Energy. We issued an aggregate of 39,040,001 common shares to the shareholders of Adira Energy as consideration for the acquisition of Adira Energy.

Immediately prior the acquisition, Adira Energy completed a private placement (“Private Placement”) of 7,600,000 units (“Units”) at a price of $0.25 per Unit. Sandfire Securities Inc. acted as lead agent to Adira Energy in connection with the Private Placement. Each Unit was comprised of one common share of Adira Energy and one-half of one share purchase warrant. The common shares and share purchase warrants issued by Adira Energy were exchanged concurrently with the closing of the Acquisition. Each resulting share purchase warrant entitles the holder to purchase one additional common share of the Company at the exercise price of $0.50 per share for a two year period following closing, expiring on August 31, 2011. In connection with the Private Placement, 500,770 compensation warrants were issued to agents which will entitle the holders thereof to purchase an equal amount of common shares of the Company at the exercise price of $0.25 per common share for a two year period following closing expiring on August 31, 2011.

Concurrent with the completion of the Acquisition, Michael Hart, Michael Murphy and John Campbell, resigned from the board of Adira and Dennis Bennie (Chair), Glen Perry, Alan Friedman and Ilan Diamond (CEO) were appointed as the new directors of Adira.

In September 2009, Adira completed a private placement of an additional 400,000 Units on a non-brokered basis (the “September Private Placement”) at a price of $0.25 per Unit. Each Unit comprised of one common share of Adira Energy and one-half of one share purchase warrant. Together with pre-existing cash on hand and after deducting commissions payable in connection with the Private Placement, we had a cash and cash equivalents balance as of September 30, 2009 of $2,354,628. Our plan of operations is to commence drilling operations on its Eitan License in Northern Israel.

Prior Operations of Adira

We were previously engaged in the acquisition and, formerly, exploration of resource properties.

We had been inactive for approximately the last four years up until our acquisition of Adira Energy and were considered a “shell” company within the meaning assigned to that term in Rule 12b-2 of the Exchange Act prior to the acquisition of Adira Energy because we had no operations and our assets consisted solely of cash. In previous years, we had conducted oil and gas exploration activities in New Zealand but withdrew from the permit and assigned our interest to other participants in the permit during the 2003 fiscal year.

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

Capital Expenditures and Divestitures

During the last three fiscal years ended September 30, 2009, Adira did not undertake any capital expenditures.

During the 175-day period ended September 30, 2009, The Company put a deposit of $372,600 down on the purchase of drilling equipment.

Our planned capital expenditures for the next twelve months are summarized below under “Plan of Operations”. These anticipated expenditures relate to our drilling exploration program in connection with our Hula Valley property in Israel.

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

B.        Business Overview

Eitan License

Through its subsidiaries, the Company was granted the Eitan License from the State of Israel on December 15, 2008. The original term of the Eitan License is three years; however, the term is may be extended for an additional four years under Israeli Petroleum Law, 5712 – 1952 (the “Petroleum Law”). The area of the permit is approximately 125.7 square kilometers. The permit area is subject to a 12.5% royalty payable to the Israeli government. The Company has a 100% working interest in the Eitan License and all wells.

The Eitan License area is situated in the Hula Valley in the upper Galilee in Israel and is land owned by the State of Israel. The Hula Valley is located in Northern Israel near the head of the Jordan River Valley. The valley is bordered on the west by the Naftali Mountains, to the east by the Golan Heights, to the north by the Metulla High, and to the south by the Korazim High. The Hula Valley is some 25 km long and 6 km wide providing an area of 150 km2 (37,065 acres) at an elevation of approximately 60 meters to 70 meters above sea level. The subject permit area is 125.7 km2.

The Hula Valley area in which the Eitan License is located has experienced some minor shallow gas exploration but with no commercial discovery of any gas field. There are 142 line kilometers of seismic data available for review.

According to the Petroleum Law, where state land is reasonably required by the holder of a petroleum right for a petroleum purpose, such holder may make a demand from the Israel Lands Authority that the land or any right therein be leased to such holder on the conditions prescribed by the Petroleum Law and the regulations under the Petroleum Law.

The Eitan License area forms part of the lands on which Kibbutz Neot Mordechai is situated (in terms of a long term lease agreement between the Kibbutz Neot Mordechai and the Israel Lands Authority). This is the area on which the Company anticipates focusing its work program for the next 18 months. The result of this situation is that Adira Energy will have to reach an agreement with Kibbutz Neot Mordechai in order to secure access to the land in question. Negotiations in connection with securing this agreement are underway and the Company believes an agreement will be signed in the near future.

Eitan License Rights

Subject to the provisions of the Petroleum Law, the Eitan License confers upon the Company the right:

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

Under the Petroleum Law, the Company, as the holder of a petroleum right, is entitled, subject to any other relevant law, to drill and search for water in the area of its petroleum right and to use the water discovered by it either by drilling for water or in any of its other operations and/or to use any other water situated in the area of its petroleum right to the extent required for its operations, provided that it does not thereby prejudice any person’s right in such water or having the benefit thereof.

Eitan License Requirements

The Eitan License is subject to the following requirements:

The Company shall commence petroleum exploration within four months from the day on which the Eitan License is granted and shall continue the same with due diligence as long as the Eitan License is in force.

The Company shall commence test drilling on the date prescribed therefore in the conditions of the license and not later than two years following the grant of the license and shall continue such drilling with due diligence until he makes a discovery. The interval between the completion of the drilling of one well and the commencement of the drilling of another well shall not exceed four months.

The Company shall submit to the Commissioner reports on the petroleum exploration carried out. The Company may require that the information supplied in the report shall be kept secret to the extent that it relates to prospects of discovering petroleum. Furthermore, the Company shall at the time of drilling, carry out tests and measurements and take samples and retain samples and forward them to the Commissioner as the Commissioner may demand, having regard to the other tests and measurements carried out by the Company and to the damages which may be caused by complying with the demand.

Within one month after the expiration of every three months period from the grant of the Eitan License onwards, the Company is required to deliver to the Commissioner a report, in duplicate, on the exploration work done by him under the License during the three months, setting out:

the nature, extent, location and results of the exploration work;

particulars of the expenditure incurred in respect of the exploration work;

results and evaluations of the geological, geophysical, engineering and technical work done and the basic data on which those results and evaluations are based; and

data, considerations and causes determining the location of petroleum drillings.

the Company has submitted the first two quarterly reports.

As the holder of a petroleum right, the Company shall, not later than fourteen days before commencing the drilling of any test, development or water well or further drilling and work at an old drill hole, notify the Commissioner in writing of his intention to do so and in the case of a new well shall notify the location of the proposed well by means of a spot map certified by a qualified surveyor, the well drilling plan (including the estimated stratigraphic sections and the water-bearing horizons) and the date on which drilling will begin.

After drilling has commenced, the Company, as the holder of the petroleum right, shall within ten days after the end of each month report to the Commissioner in writing, the depth of the well at the end of the month and the geological horizon to which, according to the holder’s determination then, the well has penetrated.

Within fifteen days after the completion of a petroleum well, whether as a producing well or a dry hole, and within fifteen days after the completion of any further work at an old drill hole, the Company, as the holder of the petroleum right, shall submit to the Commissioner a completion report showing:

the depth and the casing and cementing record of the well;

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

Recommended Exploration Program

The target of the Company’s exploration activities will be the Esther field which is located within the area covered by the Eitan License (the “Esther Field”). The Esther Field has identified shallow gas and CBM from the prior drilling of a total of 145 wells (see below). The Company has determined, based on the recommendations of a technical report that it has received, to pursue a re-entry program to work-over and test the shallow gas in two to three of the previously drilled shallow gas wells. If the testing of the shallow gas is successful, the Company plans to then design a development program based on the local market demands for the gas. For the CBM, it is recommended to test the selected shallow coal seams from 445 to 489 metres in the Esther #2 well with a stimulation program (hydraulic fracture treatment using foam or water). If the testing of the CBM is successful, a development program can be designed in conjunction with the seismic data acquisition program in order to determine the areal extent of the CBM in the area. The Company plans to undertake the plan of operations provided below in order to carry out these recommendations.

Plan of Operations for the Eitan License

The plan of operations and associated cost estimate of the work program on the Eitan License is as follows:

Activity	Cost
Acquire 10 to 20 km of 2-D seismic survey, processing and interpretation	$ 150,000
CBM: Re-entry, stimulate and test Esther #1 well with TD of 1,293 metres (500 metre section-coal seam)	$ 225,000
CBM: Re-entry, stimulate and test Esther #2 well with TD of 525 metres (500 metre section-coal seam)	$ 220,000
CBM:
Drill and core, complete and test deep CBM well to 1050 metres. Core both 500 metre coals and 1000 metre coals with wireline core system. Perforate and complete by hydraulic fracturing 500 metre coal section	$ 660,000
Conventional Well: Re-entry, complete and test Esther #3A well with TD of 952 metres (this well was recorded as a gas well) Test the D Sand (140m +/-)	$ 150,000
Conventional Well: Drill, complete and test shallow sand well to 200 metres	$ 200,000
Total Estimate	$1,605,000

The current cost estimate includes mobilization and de-mobilization of a drilling/completion rig to the field in the Hula Valley.

The Company’s plan of operations, including the projected timeframe and budget, are subject to change. The Company’s board of directors may determine, based on the results of exploration activities or other identified opportunities, to change its plan of operations. In addition, the risks identified hereinafter (see “Risk Factors”) may result in delays and costs overruns, each of which could adversely impact on the Company’s ability to complete its plan of operations within the projected timeframes and within the budget.

Seismic Data

The Company has reprocessed 142.9 km of seismic data. The seismic surveys were acquired over the potential hydrocarbon traps in the central and southern part of the Hula Valley Basin. The areas include the central valley in the Neot Mordechai area where the Esther wells were drilled and the southern Agamon Natural Preserve area where the Notera, Gonen, and Suzie wells were drilled.

Exploration History

The presence of gas was first reported in 1950 during exploration of the valley for peat to be used for fuel. Early exploration focused on the lignite stringers. Twenty shallow boreholes were drilled ranging in depths from 72 metres (236 feet) to 175 meters (574 feet). The early exploration also defined three zones or levels: Shallow (surface to 200 meters (656 feet)), Medium (200 metres to 600 metres (656 to 1,968 feet)), and Deep (600 metres to 2,800 metres (1,968 feet to 9,186 feet)). These different levels were explored in four projects as follows:

1.

Notera Project between 1980 and 1982 - Notera-1 well, was drilled in 1980, and reached a depth of 505 metres (1,658 feet). Dry gas was discovered between 476 - 482 metres (1,562 – 1,581 feet) and the well was completed for production. The well was connected to Kibbutz Gonen in October, 1981 and 7 MMcf of gas were sold. Total production including testing and flaring was estimated to be 14.7 MMcf. The well died on September 7, 1982 probably due to the influx of water from what appeared to be a strong water drive confirmed by a constant bottom hole pressure of 674 psig throughout the life of the well. The Notera-2 well, also drilled in 1980, penetrated to a depth of 749 meters (2,457 feet). It discovered gas and the well tested in the interval 120 - 175 meters (394 –574 feet). After a long period of testing, it was considered non- commercial due to the large quantities of formation water produced. In 1981, Notera-3 well was drilled to a total depth of 2,786 metres (9,140 feet) but no gas was found. In 1982, Notera-6 well was drilled to a total depth of 560 meters (1,837 feet) but also found no commercial gas.

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

Geology Description and Resource Estimate

The Hula Valley is a small segment of what is tectonically called the Great Rift Valley. This long complex geological feature extends from Mozambique through central Africa, the Red Sea, Israel, Lebanon, into northern Syria and terminates in the East Anatolian Fault in Turkey. Comprised of rifts, transform faults and in some places, accompanied by volcanism, this tectonic element is called the Jordan Valley System (JVS) within Israel. It is comprised of south to north; the Arava Valley, Dead Sea Rift, Jordan Valley, Sea of Galilee (Kinneret), Hula Valley and the Metulla High. At present, tectonic activity in the Jordan Valley System resulted in about 105 km of left-lateral motion along the Dead Sea Fault.

Esther Field Gas Prospect

The Company has received a technical report which has identified the Esther Field as a gas prospect. A total of 14 wells (1, 2, 3, 3A, 4, 4A, 5, 6, 6A, 7, 8, 8A, 11, 12 and 13) were drilled in the field with no commercial gas discovery in all depths due to completion and production problems. The gas potentials in the Esther Field can be divided into three segments according to depths. The shallow depth is around 200 metres (650 feet) between the surface and the top of the Yarda Basalt. The middle depth is the coal beds between 400 and 1,000 metres (1,300 and 3,280 feet). The deep depth is the limestone and fracture basalts from 1,000 to 4,000 metres (3,280 and 13,000 feet). The most prospective is the gas from the coal beds between the 400 and 1,000 metres and will be discussed in the section later. Coal-bed methane (CBM) wells get more expensive, generally, with depth and the gas contents generally also increase with depth, thus the economics tend to get tighter as CBM wells get deeper. The economics of the Estimated Ultimate Recovery (EUR) of a well become problematic with low EUR and production numbers from deeper wells and often deeper CBM fields cannot be economically developed without significant production and reserves.

The electric logs of Esther 1 well has identified coal seams. To better understand CBM, tests were performed on coal samples from the continuously cored Esther 2, drilled as a twin to the Esther 1 that found coal in the Neot Mordechai area. The results were as follows:

  Interval 339 - 354 metres (1,112 – 1,161 feet) had lignite or lignitic coals. Five distinct coal beds, separated by clayey marls and carbonaceous and fossiliferous silty clays, were recognized. Minor amounts of gas were observed bubbling from the coal when the core was removed from the core barrel. There is 8 – 17 metres of coal in this section.

  Interval 390 - 407 metres (1,280 – 1,335 feet) was lignite. Seven distinct coal beds are within this unit. These coal beds, similar to the Unit A above are interbedded with clay and carbonaceous, fossiliferous marls. The coals have a high dirty ash with only one thin (0.05 m) clean coal seam. The coals are dull black and exhibit a minor amount of faulting. There was a noticeable increase in gas evolving from the coal upon removal from the core barrel when compared to Unit A. This section has 6 – 8 metres of coal.

  Interval 445 - 490 metres (1,460 - 1,608 feet) showed an increase in rank and quality over the units above. This unit has eleven different coal seams, all sub-bituminous. A dramatic increase of evolving gas over the above units was observed when the core was removed from the core barrel. This section has by far the most coal with 16 – 26 metres.

Desorption tests revealed the cores had gas contents of over 200 cuft/ton in the sub-bituminous section from 445-489 metres while the shallower, less mature coals had somewhat less gas contents. The coals from 850-1,000 metres have not been cored and tested yet.

For the CBM, the Company plans to test the 500 metre coal section in both the Esther 1 and 2 with a stimulation program. Also, drill a CBM well to the 1000 metre coal section. A production test will be completed on the 500 metre coals and all the coals will cored. Analytical testing will include gas content, coal descriptions, desorption isotherms and relative permeability. Field testing will include reservoir pressure and permeability, water saturation, desorption and gas production. If the testing of the CBM is successful, a development program can be designed in conjunction with the seismic data acquisition program in order to determine the areal extent of the CBM in the area.

To determine whether there is any potential of the shallow gas and as part of the committed work program, the technical report recommended the re-entry of the two to three shallow wells in the Esther Field to test for commercial gas. The re-entry would require cleaning up the formation, stimulation if required and flow test the well for an extended period of time. The Company plans to undertake this exploration work as part of its plan of operations, as described above under “Plan of Operations for the Eitan License”.

Equipment

As at the date of this report, the Company has completed the purchase and taken possession of a drill rig and associated equipment in order to commence drilling operations on the Eitan License.

Offshore Licenses

With respect to our Offshore Licenses, the Company is required to conduct the following work prior to October 2010:

1.	Collect and study the existing geological and geophysical information available.

2.	Reprocess and reinterpret old seismic lines acquired and submit a summary report regarding the potential of each of the licenses.

The Company is currently formulating a work program in order to complete the above required milestones within the required timeline.

Additional Information on the Eitan License

Current well status is as follows:

Well Name	Depth (m)	Spud Date	Status
Esther 1	1,293	10/15/91	TS; partial production test
Esther 2	525	10/01/92	TS; partial production test, cored for coal, 600psig SITP
Esther 3	205	02/15/93	PA; Blowout at 205m

Esther 3A	925	04/18/93	GW-TS; production unknown
Esther 4	146	04/24/94	GW-TS; Completed through drill pipe, tested 450 Mcfpd
Esther 4A	152	01/16/02	TS; Pulled too hard and sanded up on initial test
Esther 5	223	06/19/95	TS
Esther 6	236	07/20/94	PA
Esther 6A	174	05/15/95	GW-TS
Esther 7	223	12/18/94	DH PA
Esther 8	319	04/02/96	DH PA
Esther 8A	164	12/28/97	TS
Esther 11	263	09/17/96	TS
Esther 12	300	11/04/97	GW-TS
Esther 13	183	12/31/95	GW-TS

TS-temporarily suspended
PA-plug and abandoned
GW-gas well (producing or has produced)
GW-TS-gas well then temporarily suspended
DH-TS-downhole temporarily suspended

Figure 1 (below) is a map showing the location of the wells and seismic lines.

HULA VALLEY PROJECT
LOCATION MAP OF SEISMIC LINES
AND WELL LOCATIONS
HULA-1
AB-3741
AB-3739
AB-3745
DS-0622
AB-3755
AB-3753
LILLY-1
AB-3740
E-11
E-8
AB-0031EG
E-6
E-3
E-4
E-5
E-7
E-12
AB-3754
E-2
AB-0032EG
SUZIE-5
SUZIE-12/12A
DS-0892
AB-3742
G-10
G-11
S-4
NT-6/6A
G-6/6A
S-1
G-7
NT-2
G-9
S-2D
S-2
EH-1
NT-4
G-8
G-5
G-2
AB-3744
202.00
203.00
204.00
205.00
206.00
207.00
208.00
209.00
210.00
211.00
291.00
290.00
289.00
288.00
287.00
286.00
285.00
284.00
283.00
282.00
281.00
280.00
279.00
278.00
277.00
276.00

המשך תוספת ראשונה

רשיון 356/ "איתן"
כ- 125,700 דונם

250000
252000
254000
256000
258000
260000
262000
264000
266000
798000
796000
794000
792000
790000
788000
786000
784000
782000
780000
778000
251000/793360
263928/793360
251000/782500
262118/782500
כפר כילה
קרית שמונה
מרגליות
כפר סאלד
שדה נחמיה
עמיר
כפר בלום
נאות מרדכי
להבות הבשן
ע'ג'ר
90
99
977
959

0 1 2 3 4 ק"מ

קנ"מ: 1 : 100,000

ירושלים, י"ח בכסלו התשס"ח
15 בדצמבר 2008

דר' יעקב מימרן
הממונה על עניני הנפט

C.        Organizational Structure

We operate:

  in Canada through our wholly owned subsidiary Adira Energy, an Ontario corporation incorporated on April 8, 2009; and

  in Israel, through Adira Energy’s wholly owned subsidiaries, namely:

    Adira Israel, an Israel corporation; and

    Adira Services, an Israel corporation.

D.        Property, Plant and Equipment

Corporate Offices

Our executives offices are comprised of approximately 400 square feet at Suite 901, 30 St. Clair Avenue West, Toronto, Ontario, Canada, M4V 3A1. The lease cost is CDN$800 per month.

Our only material exploration property is our Eitan license which is described above.

ITEM 4A           UNRESOLVED STAFF COMMENTS

Not applicable.

ITEM 5               OPERATING AND FINANCIAL REVIEW AND PROSPECTS

The following discussion and analysis of the Company’s plan of operations and historical financial and operating results should be read in conjunction with:

  the audited financial statements of Adira (formerly AMG Oil Ltd.) for the years ended September 30, 2008, 2007, and 2006, together with the notes related thereto, as filed with Adira’s (formerly AMG Oil Ltd’s) Form 20-F for the year ended September 30, 2008 on December 22, 2008, the interim financial statements of Adira (formerly AMG Oil Ltd.) for the three and nine month periods ended June 30, 2009 and 2008, as furnished with the Company’s Form 6-K filed with the SEC on September 8, 2009, the audited financial statements of Adira Energy for the 22-day period ended April 30, 2009, as filed with Adira’s Form 20-F report on September 4, 2009,

  the audited consolidated financial statements of the Company for the 175-day period ended September 30, 2009, as filed herewith, and

  Item 4 - “Information on the Company”.

A.        Operating Results

Summary

Adira acquired Adira Energy on August 31, 2009 by issuing 39,040,001 common shares of Adira to Adira Energy’s shareholders on a one for one basis. As the shareholders of Adira Energy obtained control of Adira, the share exchange is considered to be a reverse takeover transaction. Accordingly, for accounting purposes Adira Energy is deemed to be the acquirer.

Our plan of operations is to carry out the exploration business and to complete the plan of operations described above in Item 4.B under “Plan of Operations”.

Results of Operations

Consolidated results of operations for the 175 day period ended September 30, 2009.

The Company has not earned any revenues from operations to date.

The major categories of expense are detailed as follows:

	175 Day Period ended
Expenses	September 30, 2009	% of Total Expenses

Consulting fees	$634,081	46%

Share-based compensation	418,907	30%

Professional fees	127,811	9%

Technical consulting	102,664	7%

Travel and entertainment	76,249	5%

Office and general	13,177	1%

Transfer agent and filing fees	5,878	1%

Marketing	4,568	1%

Total expenses	$1,383,335	100%

Consulting fees

Consulting fees during the 175 day period ended September 30, 2009 included amounts paid for corporate management services. Consulting fees included $148,152 in consulting fees paid to individuals that are directors and officers of the Company or to private companies that are controlled by directors and officers of the Company. Consulting fees of $32,809 were paid to former officers of the Company for the period they held office.

Stock-based compensation

Stock based compensation during the 175 day period ended September 30, 2009 was attributable to stock options granted to our directors, officers, employees and consultants during this period.

The Company has 4 categories of stock options that have different vesting periods.

1)	Type A Stock options vest over 2 years, with 12.5% vesting each quarter.

2)	Type B Stock options vest 8.5% at the end of each quarter for the first two years and 8% at the end of each quarter thereafter.

3)	Type C Stock options vest over 4 years, with 6.25% vesting at the end of each quarter

4)

Type D Stock options vest at 12.5% each quarter and the initial amount vests on the business day immediately on which each of the optionees is elected or appointed as a director of the Corporation. In event they are not elected as a director, all options granted shall expire immediately.

Type A, B and C stock options all begin to vest at their respective percentages three months after their grant date.

Professional fees

Our professional fees during the 175 day period ended September 30, 2009 included audit and tax advisory fees and legal fees in connection with our corporate organization and the business combination of Adira Energy Corp (and its subsidiary companies) and AMG Oil Ltd.

Technical consulting

Technical consulting charges during the 175 day period ended September 30, 2009 included $75,000 in technical consulting fees paid to a company of which a former director was the president and chief operating officer and CDN$20,000 in technical consulting fees paid to a private corporation controlled by an officer of the Company. These expenses relate to the Company’s exploration activities.

Net Loss

We reported a net loss and comprehensive loss during the 175 day period ended September 30, 2009 of $1,368,627 which was attributable entirely to our expenses incurred during this period and a foreign exchange gain of $14,708.

Office and general expenses

Includes expenses incurred for stationary, entertainment and office supplies.

B.        Liquidity and Capital Resources

Liquidity

As at September 30, 2009, the Company had $2,354,628 in cash and cash equivalents and $2,250,066 in working capital. This compares to $1,104,364 in cash and cash equivalents and $1,062,473 in working capital as at September 30, 2008.

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

Cash Flows

As detailed in Item 4A above, the Company received net proceeds of $2,195,771 from the issuance of common shares during the 175 day period ended September 30, 2009.

During the 175 day period ended September 30, 2009, $372,600 was issued as deposits on equipment and $6,662 on oil and gas licenses. Equipment deposits relate to the purchase of a drilling rig in Israel.

Cash of $359,229 was used for operating activities during the 175-day period ended September 30, 2009.

Adira

The following discussion of cash flows for the years ended 2008, 2007 and 2006 relate to the cash flows of AMG Oil Ltd., the accounting acquiree, prior to the acquisition of Adira Energy.

The Company did not conduct any financing activities for the years ended September 30, 2008 and September 30, 2007. During the 2006 fiscal year, financing activities provided cash of approximately $1,358,957 from the issuance of common shares.

Adira did not conduct any investing activities for the 2008, 2007 or 2006 fiscal years.

The net impact of all cash activities during the twelve months ended September 30, 2008 resulted in a net decrease in cash of $213,768, a net decrease in cash of $30,150 for the year ended September 30, 2007 and a net increase in cash of $1,333,756 for the year ended September 30, 2006.

Material Commitments for Capital Expenditures

As at the date of this Form 20-F, we do not have any material commitments for capital expenditures.

Inflation

Inflation has not had a material impact on our operations.

Foreign Currency Fluctuations

Fluctuations in foreign currency have not had a material impact on our operations.

Government Regulation

There is no governmental regulation that the Company is aware of or that would affect us.

Critical Accounting Policies

Foreign Currency Translation

The Company’s functional and reporting currency is the United States (“US”) dollar.

All transactions in currencies other than the US dollar are translated as follows:

  Monetary assets and liabilities are translated at the rate of exchange in effect as at the balance sheet date;

  Non-monetary assets and liabilities, at the exchange rates prevailing on the date of the acquisition of the asset or assumption of the liabilities; and

  Expenses, at the rate in effect on the date of the transaction.

Exchange gains or losses are included in operations in the period in which they occur.

Share-based Compensation

The Company accounts for share-based compensation using a fair value based method with respect to all stock-based payments measured and recognized, to directors, employees and non-employees. For payments of services through the issuance of shares, the fair value is the market price of the shares issued by the Company or the value of the services received, depending on which is the more reliable measure.

For directors and employees, the fair value of the options is measured at the date of grant. For non-employees, the fair value of the options or warrants are measured on the earlier of the date at which the counterparty performance is completed or the date the performance commitment is reached or the date at which the equity instruments are granted if they are fully vested and non-forfeitable. The fair value of the options or warrants are accrued and charged either to operations, oil and gas interests, or share issue costs with the offset credit to contributed surplus. For directors and employees the options are recognized over the vesting period, and for non-employees the options are recognized over the related service period. If and when the stock options are ultimately exercised, the applicable amounts of contributed surplus are transferred to share capital.

Oil and Gas Property

The Company follows the successful efforts method of accounting for its exploration activities. Under the successful efforts method, acquisition costs of proved and unproved properties are capitalized. Costs of unproved properties are transferred to proved properties when proved reserves are confirmed. Exploration costs, including geological and geophysical costs, are expensed as incurred. Exploratory drilling costs are initially capitalized. If it is determined that a specific well does not contain proved reserves, the related capitalized exploratory drilling costs are charged to expense. To date all exploration costs have been charged to operations.

Development costs, which include the costs of wellhead equipment, development drilling costs and handling facilities, applicable geological and geophysical costs, and the costs of acquiring or constructing support facilities and equipment, are capitalized. Costs incurred to operate and maintain wells and equipment and to lift oil and gas to the surface will be expensed as operating costs. If and when the Company achieves production, acquisition costs of proved properties will be depleted using the unit-of-production method based on proved reserves. Capitalized exploratory drilling costs and development costs will be depleted on the basis of proved developed reserves by area. Support facilities and equipment will be depreciated on a straight-line basis over their useful lives.

Property costs by area are reviewed for impairment at least annually to consider whether there are conditions that may indicate impairment. The carrying value of each property is compared to its net recoverable amount as estimated by quantifiable evidence of the market value of similar land or geological resources. If the carrying value is found to exceed the estimated net recoverable amount, a write down will be recorded.

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

F.        Tabular Disclosure of Contractual Obligations

The following sets forth the Company’s contractual obligations as at September 30, 2009.

Payments due by period
		Less than 1			More than 5
Contractual Obligations	Total	year	1-3 years	3-5 years	years
Long-Term Debt Obligations	-	-	-	-	-
Capital (Finance) Lease	-	-	-	-	-
Obligations
Operating Lease Obligations	-	-	-	-	-
Purchase obligations	-	-	-	-	-
Other Long-Term	-	-
Obligations			-	-	-
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

ITEM 6               DIRECTORS, SENIOR MANAGEMENT AND EMPLOYEES

A.        Directors and Senior Management

The size of our board of directors is currently set at 6. All of our directors are elected annually by the shareholders and hold office until our next annual general meeting or until their successors are duly elected and qualified, unless their office is earlier vacated in accordance with the CBCA and our articles of incorporation

The following table sets forth information relating to our directors and senior management as at the date of this Form 20-F:

Name (1)	Residence	Position
Dennis Bennie (2)	Toronto, ON, Canada	Director (Chairman)
Ilan Diamond	Morningside, South Africa	Chief Executive Officer and Director
Alan Friedman	Toronto, ON, Canada	Executive Vice-President,, and Director
Alan Rootenberg	Thornhill, ON Canada	Chief Financial Officer
Daniel Bloch	Toronto, ON, Canada	Secretary
Denny Johnson	Denham Springs, LA, USA	Senior Vice-President, Exploration and Development
Colin Kinley	Overland Park, Kansas, USA	Senior Vice-President, Operations and Director
Ohad Marani	Ramat Efal, Israel	Director

(1)	Neither age nor date of birth of directors or senior managers is required to be reported in the Company’s home country (Canada) nor otherwise publicly disclosed.

(2)	Member of Audit Committee.

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

Mr. Ilan Diamond, Chief Executive Officer and Director. Mr. Diamond became CEO and a director of the Company on August 31, 2009. Prior to becoming CEO and Director at the Company, Mr. Diamond was a director at Stratus Capital LLP. Stratus Capital focused on trading of physical commodities (primarily copper and cobalt), mainly from Africa to the East. Mr. Diamond is also the former Chief Operating Officer of a large investment group with interests in resources, financial services, technology, media and consulting, and private equity specialist Buffet Investments.

Mr. Alan Friedman, Executive Vice-President and Director. Mr. Friedman became a director of the Company on August 31, 2009 prior to assuming his current role at the Company. Mr. Friedman is a South African attorney and a Director of the Canada-South Africa Chamber of Business. He is the founder, President and CEO of Rivonia Capital Inc., a firm that identifies opportunities in emerging markets, and enhances value through combining quality assets, management and financial and marketing support for early stage companies in the resource sector. He was formerly the Executive Vice-President for a Canadian finance firm, through which he facilitated significant capital raising for a number of public companies.

Mr. Alan Rootenberg, Chief Financial Officer. Mr. Rootenberg is a chartered accountant with experience in the mineral exploration and technology industries. He has served as a senior executive in a number of publicly traded companies including serving as Chief Financial Officer and consultant to OTCBB and TSXV listed mineral exploration companies. Mr. Rootenberg was President and Chief Executive Officer of a publicly traded (TSXV) technology company from 1999 to 2007. Prior to that, he was a founding partner in a company that pioneered the development of multimedia and new media applications for the advertising industry. He has a Bachelor of Commerce degree from the University of the Witwatersrand in Johannesburg, South Africa and received his Chartered Accountant designation in both South Africa and in Ontario, Canada.

Mr. Daniel Bloch, Corporate Secretary. Mr. Bloch became corporate secretary of the Company on August 31, 2009. Mr. Bloch is a partner at Aird & Berlis LLP in Toronto, and member of the firm's Corporate Finance Group and the Natural Resources Team. Mr. Bloch’s practice focuses on all areas of corporate finance, mergers and acquisitions and securities law. Mr. Bloch regularly represents and provides general corporate and securities law advice to publicly and privately held corporations in a wide variety of industries. He has developed a particular expertise in advising issuers and underwriters in connection with public and private financings.

Mr. Denny Johnson, Senior Vice-President, Exploration and Development and Officer. Mr. Johnson became a director of the Company on August 31, 2009. Mr. Johnson has been the President of Highlands Consulting group since 2008. Prior to that, he was a drilling engineer for Range Resources, a natural gas producer, and a petroleum field engineer for Schlumberger, an oilfield service provider, for 3 and 4 years respectively.

Mr. Colin Kinley, Senior VP, Operations and Officer and Director. Mr. Kinley became a director of the Company on August 31, 2009. Mr. Kinley is responsible for the leadership and overall management of Kinley Exploration. Prior to Kinley Exploration, Mr. Kinley worked for Saber Energy as President and provided the project management skills necessary to prove up an unconventional gas field in the central Kalahari Desert in sub Saharan Africa. Prior to his employment with Saber, Mr. Kinley spent 26 years as an executive for Layne Christensen Company and its predecessor companies. He was responsible for the management of specialized engineered drilling and development projects, executive oversight of multiple service companies and exploration and production operations, both domestically and internationally.

Mr. Ohad Marani, Director. Mr. Marani is currently Chairman of the Board, Israel Natural Gas Lines Ltd., a company that builds and operates the natural gas pipelines and infrastructure in Israel. Since November 2008, Mr. Marani has also acted as Chairman of the Board of Alumot Investment House, a financial institution that manages provident funds, trust funds, and private investments. From March 2004 to July 2007, Mr. Marani served as Executive Chairman of the Board, Oil Refineries Ltd., the second largest industrial conglomerate in Israel whose holdings include oil refineries and petrochemical assets. The conglomerate has $4 billion annual sales volume and Mr. Marani was responsible for its privatization. Prior to March 2004, Mr. Marani served in various Israeli government ministries, including the Israel Finance Ministry, initially as head of the Budget Department and subsequently as Director General of the Israel Finance Ministry. Mr. Marani has a Masters Degree in Public Administration (major in economics and finance) from Harvard University, an MBA (majoring in finance) from Hebrew University of Jerusalem and a BA in Economics (majoring in accounting and statistics) from Hebrew University of Jerusalem.

No director or any member of senior management has any family relationships with any other director or manager. There is no arrangement with any major shareholder, customer, supplier or other party pursuant to which any person was selected as a director or member of senior management.

B.        Compensation

Executive Compensation

The following table sets forth the aggregate compensation paid for services rendered during the period ended September 30, 2009:

		Compensation		Common Shares Under Option
Named and Principal Position	Year Ended	Salary (CDN$)	Other Annual Compensation ($)	Number of Options	Exercise Price	Expiry Date
Dennis Bennie Director (Chairman)	2009	Nil	Nil	396,000	$0.25	August 20, 2014
Ilan Diamond Chief Executive Officer and Director	2009	80,000	Nil	781,000	$0.25	August 20, 2014

Alan Friedman (1) Executive Vice- President and Director	2009	72,000(1)	Nil	646,000	$0.25	August 20, 2014
Alan Rootenberg (2) Chief Financial Officer	2009	1,500(2)	Nil	150,000	$0.25	September 23, 2014
Daniel Bloch Secretary	2009	Nil	Nil	75,000	$0.25	August 20, 2014
Denny Johnson Senior Vice-President, Exploration and Development	2009	Nil	Nil	150,000	$0.25	September 23, 2014
Colin Kinley Senior VP, Operations	2009	Nil	Nil	400,000 250,000	$0.25 $0.25	August 20, 2014 September 23, 2014
Glen Perry Chairman Technical Advisory Board, Director and Officer	2009	Nil	Nil	-	-	-
Ohad Marani Director	2009	Nil	Nil	250,000	$0.25	August 20, 2014

(1)	Paid to Rivonia Capital Inc.

(2)	Paid to The M&S Group Inc.

Compensation of Named Executive Officers

“Named Executive Officer” means each Chief Executive Officer, each Chief Financial Officer and each of the three most highly compensated executive officers, other than each Chief Executive Officer and Chief Financial Officer, who were serving as executive officers at the end of the most recently completed fiscal year and whose total salary and bonus exceeds $150,000. Mr. Ilan Diamond acted as our Chief Executive Officer and Mr. Alan Rootenberg acted as our Chief Financial Officer during the financial period ended September 30, 2009. None of our executive officers received total compensation exceeding $150,000 during 2009.

The following table sets forth the compensation paid or awarded to the Named Executive Officers for the period ended September 30, 2009:

Name and principal position	Year	Salary (CDN$)	Share- based awards ($)	Option- based awards ($)	Non-equity incentive plan compensation ($)		Pension value ($)	All other compensation ($)	Total compensation ($)
					Annual incentive plans	Long- term incentive plans
Ilan Diamond, Chief Executive Officer (1)(3)	2009 (30 days – from September 1, 2009 – September 30, 2009) April 8, 2009 – August 31, 2009	10,000 70,000	Nil	781,000 Options	Nil	Nil	Nil	Nil	10,000 70,000
Alan Rootenberg, Chief Financial Officer (1) (2)	2009 (30 days – from September 23, 2009)	1,500	Nil	150,000 Options	Nil	Nil	Nil	Nil	1,500
Michael Hart, President, Chief Executive Officer, Secretary, Treasurer and Director (1)	2009	Nil	Nil	Nil	Nil	Nil	Nil	Nil	Nil
Garth Johnson, Chief Financial Officer (1)	2009	Nil	Nil	Nil	Nil	Nil	Nil	Nil	Nil

Notes:

(1)

As a result of the Company’s business combination with Adira Energy, which occurred on August 31, 2009 (the “Transaction”), as described in Item 4, Michael Hart, John Campbell, Dan Brown and Garth Johnson resigned from the Company on August 31, 2009.

(2)	Alan Rootenberg was appointed Chief Financial Officer on September 23, 2009.

(3)	Ilan Diamond is Chief Executive Officer of Adira Energy and would be its Named Executive Officer prior to the close of the Transaction on August 31, 2009.

Incentive Plan Awards

Outstanding Share-Based Awards and Option-Based Awards

The following table sets forth all awards outstanding for each of the Named Executive Officers as at September 30, 2009:

	Option-Based Awards				Share-Based Awards
Name	Number of securities underlying unexercised options (#)	Option exercise price ($)	Option expiration date	Value of unexercised in-the-money options (1) ($)	Number of shares or units of shares that have not vested (#)	Market or payout value of share based awards that have not vested ($)
Ilan Diamond	781,000	US$0.25	August 19, 2014	$39,050	N/A	N/A
Alan Rootenberg	150,000	US$0.25	August 19, 2014	$7,500	N/A	N/A
Michael Hart	Nil	N/A	N/A	N/A	N/A	N/A
Garth Johnson	Nil	N/A	N/A	N/A	N/A	N/A

Note:

(1)        The “value of unexercised in-the-money options” is calculated based on the difference between the closing price of US$0.30 for the Common Shares on September 30, 2009 and the exercise price of the options, multiplied by the number of unexercised options.

Incentive Plan Awards - Value Vested or Earned During the Year

No incentive plan awards are considered vested for any Named Executive Officer for the financial period ended September 30, 2009.

Name	Option-based awards – Value vested during the year ($)	Share-based awards – Value vested during the year ($)	Non-equity incentive plan compensation – Value earned during the year ($)
Ilan Diamond	Nil	Nil	Nil
Alan Rootenberg	Nil	Nil	Nil
Michael Hart	Nil	Nil	Nil
Garth Johnson	Nil	Nil	Nil

Director Compensation

The Company has no arrangements, standard or otherwise, pursuant to which Directors are compensated by the Company for their services in their capacity as Directors, or for committee participation, involvement in special assignments or for services as consultant or expert during the most recently completed financial year or subsequently, up to and including the date of this Form 20-F, except the Rivonia Agreement described as Section 7.A Related Party Transactions.

Outstanding Share-Based Awards and Option-Based Awards

The following table sets forth the value of all incentive plan awards vested or earned for each of the Directors, other than Directors who are also Named Executive Officers, for the financial period ended September 30, 2009:

	Option-Based Awards				Share-Based Awards
Name	Number of securities underlying unexercised options (#)	Option exercise price ($)	Option expiration date	Value of unexercised in-the-money options (1) ($)	Number of shares or units of shares that have not vested (#)	Market or payout value of share based awards that have not vested ($)
Dennis Bennie	396,000	US$0.25	August 19, 2014	$19,800	N/A	N/A
Alan Friedman	646,000	US$0.25	August 19, 2014	$32,300	N/A	N/A
Glen Perry	Nil	N/A	N/A	N/A	N/A	N/A

Note:

(1)        The “value of unexercised in-the-money options” is calculated based on the difference between the closing price of US$0.30 for the Common Shares on September 30, 2009 and the exercise price of the options, multiplied by the number of unexercised options.

Incentive Plan Awards - Value Vested or Earned During the Year

The following table sets forth the value of all incentive plan awards vested or earned for each of the Directors, other than Directors who are also Named Executive Officers, for the financial year ended September 30, 2009:

Name	Option-based awards – Value vested during the year ($)	Share-based awards – Value vested during the year ($)	Non-equity incentive plan compensation – Value earned during the year ($)
Dennis Bennie	Nil	N/A	Nil
Alan Friedman	Nil	N/A	Nil
Glen Perry	Nil	N/A	Nil

Note:

(1)        No amounts calculated as no options had vested as at September 30, 2009.

Securities Authorized For Issuance Under Equity Compensation Plans

The Company has a stock option plan for the granting of incentive stock options to the officers, employees, consultants and directors. See Item 6E “Share Ownership – Equity Compensation Plans” for more information.

No stock options were granted by the Company during the fiscal year ended September 30, 2008. No stock options were exercised by any of the directors or executive officers of the Company during the fiscal year ended September 30, 2008. The Company granted options to purchase 3,334,000 common shares on August 31, 2009 at an exercise price of $0.25 per share, subject to various vesting provisions, to the holders of the Adira Energy options and in exchange for the cancellation of their Adira Energy option agreements.

On September 23, 2009, the Company granted options to purchase 650,000 common shares at an exercise price of $0.25 per share, subject to various vesting provisions.

No stock options were exercised by any of the directors or executive officers of Adira Energy during the period ended September 30, 2009.

Long-Term Incentive Plan Awards

The Company did not make any long-term incentive plan awards during the period ended September 30, 2009 and the year ended September 30, 2008.

Pension, Retirement or Similar Benefits

We do not have any amounts set aside to provide for pension, retirement or similar benefits.

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

As at the date hereof:

Name	Position	Position Held Since

Dennis Bennie	Director (Chairman)	August 2009

Ilan Diamond	Chief Executive Officer and Director	August 2009

Alan Friedman	Executive Vice-President, and Director	August 2009

Daniel Bloch	Secretary	August 2009

Alan Rootenberg	Chief Financial Officer	September 2009

Denny Johnson	Senior Vice-President, Exploration and Development	August 2009

Colin Kinley	Senior VP, Operations	August 2009

Ohad Marani	Director	December 2009

Benefits on Termination of Employment

The Company has an employment agreement with its President and CEO, namely Ilan Diamond. It has verbal agreements with its other officers and consultants. Written employment and consulting agreements are currently under negotiation.

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

We are party to the following employment and consulting agreements:

  a contract of employment with Ilan Diamond,

  a verbal consulting agreement with Rivonia Capital Inc., a company controlled by Alan Friedman,

  a verbal consulting agreement with The M&S Group Inc., a company controlled by Alan Rootenberg,

  a verbal consulting arrangement with Highlands Consulting Group, Inc. a company controlled by Denny Johnson and a verbal consulting arrangement with Kinley Exploration LLC, a company controlled by Colin Kinley.

The other consulting agreements are through our Israeli subsidiary.

E.        Share Ownership

Shares

The shareholdings of our officers and directors are set forth below as of the date hereof.

Name and Position	Number of Common Shares	Percentage of Outstanding Common Shares Owned (1)
Dennis Bennie Director (Chairman)	5,947,068	9.49%
Ilan Diamond Chief Executive Officer and Director	4,569,883	7.30%
Alan Friedman Executive Vice-President and Director	5,838,267 (2)	9.32%
Alan Rootenberg Chief Financial Officer	Nil	Nil
Daniel Bloch Secretary	Nil	Nil
Denny Johnson Senior Vice-President, Exploration and Development	4,000	0.0%
Colin Kinley Senior VP, Operations	Nil	Nil
Ohad Marani Director	Nil	Nil
Total:	16,359,218	26.12%

(1)	Based on 62,640,001 common shares issued and outstanding as of September 30, 2009.
(2)	Includes 884,667 held by spouse.

Options

Details of the stock options held by our officers and directors are set forth below as of the date hereof.

Name and Position	Grant Date	Expiry Date	Exercise Price	Total
Dennis Bennie Director (Chairman)	August 20, 2009	August 20, 2014	US$0.25	396,000(1)
Ilan Diamond Chief Executive Officer and Director	August 20, 2009 August 20, 2009	August 20, 2014 August 20, 2014	US$0.25 US$0.25	396,000(1) 385,000(3)

Name and Position	Grant Date	Expiry Date	Exercise Price	Total
Alan Friedman Executive Vice- President and Director	August 20, 2009 August 20, 2009	August 20, 2014 August 20, 2014	US$0.25 US$0.25	396,000(1) 250,000(3)
Alan Rootenberg Chief Financial Officer	September 23, 2009	September 23, 2014	US$0.25	150,000(1)
Daniel Bloch Secretary	August 14, 2009	August 20, 2014	US$0.25	75,000
Denny Johnson Senior Vice- President, Exploration and Development	August 14, 2009	August 20, 2014	US$0.25	150,000(3)
Colin Kinley Senior VP, Operations	August 14, 2009 September 23, 2009	August 20, 2014 September 23, 2014	US$0.25 US$0.25	400,000(2) 250,000(4)
Ohad Marani Director	September 23, 2009	September 23, 2014	US$0.25	250,000(4)
Total:				3,098,000

Notes:

(1)	Options vest over 2 years, with 12.5% vesting at the end of each quarter.
(2)	Options vest 8.5% at the end of each quarter over two years and 8.0% at the end of each quarter thereafter.
(3)	Options vest over 4 years, with 6.25% vesting at the end of each quarter.
(4)

Options vest 12.5% at the end of each quarter and, notwithstanding this three month vesting period, the initial amount will vest on the business day immediately following the day on which each of the optionees is elected or appointed as a director of the Company

Each option may be exercised to purchase one of our common shares at the exercise price.

Warrants

Details of the share purchase warrants held by our officers and directors are set forth below as of the date hereof.

Name and Position	Grant Date	Expiry Date	Exercise Price	Total
Dennis Bennie Director (Chairman)	August 31, 2009	August 31, 2011	US$0.50	118,200
Ilan Diamond Chief Executive Officer and Director	N/A	N/A	Nil	Nil
Alan Friedman Executive Vice-President and Director	August 31, 2009	August 31, 2011	US$0.50	9,000
Alan Rootenberg Chief Financial Officer	N/A	N/A	Nil	Nil
Daniel Bloch Secretary	N/A	N/A	Nil	Nil
Colin Kinley Senior VP, Operations	N/A	N/A	Nil	Nil
Denny Johnson Senior Vice-President, Exploration and Development	August 31, 2009	August 31, 2011	US$0.50	2,000
Ohad Marani Director	N/A	N/A	Nil	Nil
Total:				129,200

Each warrant may be exercised to purchase one of our common shares at the exercise price.

Equity Compensation Plans

The following table summarizes our compensation plans under which equity securities are authorized for issuance as at September 30, 2009.

Plan Category	Number of securities to be issued upon exercise of outstanding options, warrants and rights	Weighted-average exercise price of outstanding options, warrants and rights	Number of securities remaining available for future issuance under equity compensation plans (excluding securities reflected in the second column)
Equity compensation plans approved by securityholders	Nil	Nil	N/A
Equity compensation plans not approved by securityholders	3,984,000	$0.25	2,280,000
Total:	3,984,000	$0.25	2,280,000

(1)

The number of securities remaining available for future issuance under our 10% rolling stock option plan as at the end of our most recently completed financial year is calculated on the basis of 10% of the Company’s issued and outstanding shares as at such date (being 10% of 62,640,001 =6,264,000).

On August 31, 2009, our board of directors adopted a new 10% rolling stock option plan (the “New Stock Option Plan”) to replace the existing plan The New Stock Option plan was ratified by the shareholders of the Company of December 17, 2009.

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

As of September 1, 2009, 3,334,000 options had been granted under the 2009 Stock Option Plan to the former holders of Adira Energy stock options, in exchange for previously outstanding Adira Energy options. All of the 3,334,000 options that were granted as of September 1, 2009 will expire on August 20, 2014 and are subject to various vesting terms. On September 23, 2009, an additional 650,000 options were issued to certain directors and officers of the Company. A copy of the 2009 Stock Option Plan is incorporated by reference hereto.

ITEM 7               MAJOR SHAREHOLDER AND RELATED PARTY TRANSACTIONS

A.        Major Shareholders

Major Shareholders

We are a publicly-held corporation, with our shares held by residents of the United States, Canada and other countries. To the best of our knowledge, no person, corporation or other entity beneficially owns, directly or indirectly, or controls more than 5% of our common shares, except as follows:

Name and Municipality of Residence	Number of Common Shares Owned(1)	Percentage(2)
Dennis Bennie Toronto, Canada	5,947,068	9.49%
Ilan Diamond Morningside, South Africa	4,569,883	7.30%
Alan Friedman Toronto, Canada	5,838,267 (3)	9.32%
Rael Diamond Toronto, Canada	4,077,849 (4)	6.51%

(1)

Based on beneficial share ownership data as of the date hereof. For these purposes, “beneficial ownership” means the sole or shared power to vote or direct the voting or to dispose or direct the disposition of any security. Unless otherwise indicated, each shareholder listed has sole voting or dispositive power with respect to such common shares.

(2)	Based on 62,640,001 of our common shares issued and outstanding as of September 30, 2009.

(3)	Includes 884,667 held by spouse.

(4)	Includes shares held by spouse.

Each of our common shares entitles the holder thereof to one vote.

Geographic Breakdown of Shareholders

As of December 31, 2009, our shareholder register indicates that our common shares are held as follows:

Location	Number of Shares	Percentage of Total Shares	Number of Registered Shareholders of Record
United States	6,984,807	11.15%	37
Canada	45,917,478	73.30%	106
Other	9,737,716	15.55%	14
Total	62,640,001	100%	157

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

B.        Related Party Transactions

No director or senior officer of the Company, and no associate or affiliate of the foregoing persons, and no insider has or has had any material interest, direct or indirect, in any transactions, or in any proposed transaction, which in either such case has materially affected or will materially affect us or our predecessors since the beginning of our last completed fiscal year except as follows:

(a)	During the period ended September 30, 2009, a total of CDN$80,000 in consulting fees was paid to the President and CEO of the Company.

(b)	During the period ended September 30, 2009, a total of CDN$10,000 in consulting fees was paid to the a former Chief Financial Officer of the Company

(c)

During the period ended September 30, 2009, a total of CDN$72,000 in consulting fees were paid to a private company controlled by Alan Friedman and the Company has agreed to pay the private company a fee of CDN$8,000 per month for consulting.

(d)

During the period ended September 30, 2009, a total of CDN$1,500 was paid to a private company controlled by Alan Rootenberg for his services as Chief Financial Officer of the company and the Company has agreed to pay the private company a fee of $3,000 per month for services provided by Alan Rootenberg.

(e)	During the period ended September 30, 2009, a total of $20,000 in consulting fees was paid to a company controlled by an officer of the Company.

(f)	During the period ended September 30, 2009, a total $75,000 in consulting fees was paid to a company of which a former director of the Company, Glen Perry, was an officer and director.

(g)	Dennis Bennie, Ilan Diamond and Alan Friedman purchased an aggregate of 9,736,167 common shares of Adira Energy (3,493,270, 2,670,589 and 3,572,308 common shares,

respectively) at a price of CDN$0.05 per share, such amount being the approximate amount of personal expenses incurred primarily by the Dennis Bennie, Ilan Diamond, Alan Friedman in conducting the business prior to incorporation. An aggregate of 1,250,000 common shares of Adira Energy (625,000, 625,000 and 0 common shares, respectively) were subsequently directly and beneficially purchased at a price of $0.05 per share. The shares of Adira Energy were subsequently split resulting in these three individuals holding, beneficially and directly, 10,986,167 shares (4,118,270, 3,572,308 and 3,295,589 respectively). Post split, an aggregate of 236,400 common shares of Adira Energy (236,400, 0 and 0 common shares, respectively) were subsequently purchased at a price of $0.25 per share. These shares were subsequently exchanged for an equivalent number of shares of the Company on completion of the acquisition of Adira Energy pursuant to the Securities Exchange Agreement dated August 4, 2009 among the Company, Adira Energy, Dennis Bennie, Ilan Diamond and Alan Friedman.

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

ITEM 9               THE OFFER AND LISTING

Common Shares

Our authorized capital consists of an unlimited number of common shares without par value, of which 62,640,001 common shares and are issued and outstanding as of September 30, 2009. All shares are initially issued in registered form. There are no restrictions on the transferability of our common shares imposed by our constituting documents.

The common shares entitle their holders to: (i) vote at all meetings of our shareholders except meetings at which only holders of specified classes of shares are entitled to vote, having one vote per common share, (ii) receive dividends at the discretion of our board of directors; and (iii) receive our remaining property on liquidation, dissolution or winding up.

A.        Offer and Listing Details

Trading Markets

Our common shares are traded on the OTC Bulletin Board in the United States under the symbol “AMGOF”. The following table shows the progression in the high and low closing trading prices of our common shares on the OTC Bulletin Board for the periods listed.

	High ($)	Low ($)
Annual (fiscal year)
2009	0.38	0.03
2008	0.50	0.11
2007	0.90	0.32
2006	1.41	0.125
2005	0.27	0.022
Quarterly
Fiscal 2009
Fourth Quarter	0.38	0.21
Third Quarter	0.38	0.06
Second Quarter	0.10	0.05
First Quarter	0.12	0.03
Fiscal 2008
Fourth Quarter	0.33	0.11
Third Quarter	0.50	0.21
Second Quarter	0.39	0.21
First Quarter	0.50	0.27
Fiscal 2007
Fourth Quarter	0.65	0.33
Third Quarter	0.90	0.60
Second Quarter	0.80	0.45
First Quarter	0.75	0.32
Monthly
September 2009	0.30	0.22
August 2009	0.30	0.21
July 2009	0.38	0.25
June 2009	0.38	0.29
May 2009	0.37	0.29
April 2009	0.35	0.06
March 2009	0.07	0.06

B.        Plan of Distribution

Not applicable.

C.        Markets

Our common shares are traded in the United States on the OTC Bulletin Board.

D.        Selling Shareholders

Not applicable.

E.        Dilution

Not applicable.

F.        Expenses of the Issue

Not applicable.

ITEM 10              ADDITIONAL INFORMATION

A.        Share Capital

We are authorized to issue an unlimited number of common shares. 62,640,001 common shares are issued and outstanding as of September 30, 2009 and at December 31, 2009. The common shares entitle their holders to: (i) vote at all meetings of our shareholders except meetings at which only holders of specified classes of shares are entitled to vote, having one vote per common share, (ii) receive dividends at the discretion of our board of directors; and (iii) receive our remaining property on liquidation, dissolution or winding up. All of our common shares rank equally for the payment of any dividends and distributions in the event of a windup.

B.        Memorandum and Articles of Incorporation

We were incorporated on February 20, 1997 as “Trans New Zealand Oil Company” under the laws of the State of Nevada, USA. We changed our name to “AMG Oil Ltd.” on July 27, 1998. On November 27, 2008, we changed our jurisdiction of incorporation from Nevada to the Canadian federal jurisdiction under the Canada Business Corporation Act. Our corporate constituting documents are comprised of our Articles of Association ("Articles") and our By-Laws (“By-Laws”). Information regarding out Articles and By-laws is incorporated by reference from our Form 20-F filed previously on September 4, 2009.

C.        Material Contracts

The material contracts to which we are a party which were entered into during the last two years are as follows:

  Securities Exchange Agreement dated August 4, 2009 among the Company, Adira Energy, Alan Friedman, Dennis Bennie and Ilan Diamond.

  Securities Exchange Agreement dated effective August 4, 2009 among the Company and the minority shareholders of Adira Energy

  Agency Agreement between Adira Energy and Sandfire Securities Inc. dated August 31, 2009 pursuant to which Adira Energy issued 7,600,000 Units in the Private Placement as described in Item 4.A of this Form 20-F.

  Subscription Agreement entered into between Adira Energy and the subscribers for the 7,600,000 Unit Private Placement described in Item 4.A of this Form 20-F.

  Form of Subscription Agreement entered into between the Company Oil Ltd and the subscribers for the 400,000 Unit Private Placement described in Item 4.A of this Form 20-F.

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

ITEM 14              MATERIAL MODIFICATIONS TO THE RIGHTS OF SECURITY HOLDERS AND USE OF PROCEEDS

Not applicable.

ITEM 15              CONTROLS AND PROCEDURES

Evaluation of Disclosure Controls and Procedures

Disclosure controls and procedures are defined in Rule 13a-15(e) and 15d-15(e) under the Securities Exchange Act of 1934 (“Exchange Act”) to mean controls and other procedures of an issuer that are designed to ensure that information required to be disclosed by the issuer in the reports that it files or submits under the Exchange Act is recorded, processed, summarized and reported, within the time periods specified in the SEC’s rules and forms and includes, without limitation, controls and procedures designed to ensure that such information is accumulated and communicated to the issuer’s management, including its principal executive and principal financial officers, or persons performing similar functions, as appropriate to allow timely decisions regarding required disclosure.

Under the supervision and with the participation of our Chief Executive Officer and Chief Financial Officer, our management conducted an evaluation of the effectiveness of our Company’s disclosure controls and procedures as of September 30, 2009. Our Chief Executive Officer and Chief Financial Officer, after completing this evaluation, concluded that, as of such date, our disclosure controls and procedures were effective in ensuring that information required to be disclosed by the Company was recorded, processed, summarized and reported within the time periods specified in the Exchange Act Rules and forms.

Management’s Annual Report on Internal Control Over Financial Reporting

Our management is responsible for establishing and maintaining adequate internal control over financial reporting. The Exchange Act in Rule 13a-15(f ) and 15d-15(f ) defines this as a process designed by, or under the supervision of, the company’s principal executive and principal financial officers and effected by the company’s board of directors, management and other personnel, to provide reasonable assurance regarding the reliability of financial reporting and the preparation of financial statements for external purposes in accordance with generally accepted accounting principles and includes those policies and procedures that:

  pertain to the maintenance of records that, in reasonable detail, accurately and fairly reflect the transactions and dispositions of the assets of the company;

  provide reasonable assurance that transactions are recorded as necessary to permit preparation of financial statements in accordance with generally accepted accounting principles, and that receipts and expenditures of the company are being made only in accordance with authorizations of management and directors of the company; and

  provide reasonable assurance regarding prevention or timely detection of unauthorized acquisition, use or disposition of the company’s assets that may have a material effect on the financial statements.

Under the supervision and with the participation of our chief executive officer and chief financial officer, our management assessed the effectiveness of the Company’s internal control over financial reporting as at September 30, 2009. In making this assessment, the Company’s management used the criteria, established in Internal Control-Integrated Framework issued by the Committee of Sponsoring Organizations of the Treadway Commission (COSO). Based upon this assessment, our management concluded that the Company’s internal control over financial reporting was effective as at September 30, 2009.

During the 175 day period ended September 30, 2009, there were no changes in our internal control over financial reporting (as defined in Rules 13a-15(f) and 15d-15(f) of the Exchange Act) that have materially affected, or are reasonably likely to materially affect, our internal control over financial reporting.

This Annual Report does not include an attestation report of the Company’s registered public accounting firm regarding internal control over financial reporting. Management’s report was not subject to attestation by the Company’s registered public accounting firm pursuant to temporary rules of the SEC that permit the Company to provide only management’s report in the Annual Report.

Because of its inherent limitations, internal control over financial reporting may not prevent or detect misstatements. Also, projections of any evaluation of effectiveness of internal control over financial reporting to future periods are subject to risk that controls may become inadequate because of changes in conditions, or that the degree of compliance with the policies or procedures may deteriorate.

ITEM 16A            AUDIT COMMITTEE FINANCIAL EXPERTS

The board of directors of the Company has determined that Mr. Bennie meets the SEC’s definition of an “audit committee financial expert”, as defined in Item 401(e)(2) of Regulation S-B. The Board has also determined that Mr. Bennie meets the definition of an “independent director”, as defined in Rule 121A of the American Stock Exchange Company Guide.

ITEM 16B           CODE OF ETHICS

The Company has not adopted a formal code of ethics, as it has only recently completed its acquisition of Adira Energy and its corporate reorganisation, and is in the process of developing a formal code of ethics that will apply to the Company’s principal executive officer, principal financial officer, principal accounting officer or controller, or persons performing similar functions. On completion, the code will be presented to the board of directors for approval.

ITEM 16C            PRINCIPAL ACCOUNTANT FEES AND SERVICES

The following table sets forth information regarding the amount billed to us by our independent auditors, Smythe Ratcliffe LLP, for each of our fiscal periods ended September 30, 2009 and 2008.

	Period ended September 30
	2009	2008
Audit Fees:	$33,000	$13,650
Audit Related Fees:	$0	$0
Tax Fees:	$0	$0
All Other Fees:	$2,500	$8,400
Total:	$35,500	$22,050

Audit Fees

Audit Fees are the aggregate fees billed by our independent auditor for the audit of our consolidated annual financial statements, reviews of interim financial statements and attestation services that are provided in connection with statutory and regulatory filings or engagements.

Other Fees

Other fees relate to the review of our quarterly financial statements by our auditors.

Policy on Pre-Approval by Audit Committee of Services Performed by Independent Auditors

The policy of our Audit Committee is to pre-approve all audit and permissible non-audit services to be performed by our independent auditors during the fiscal year.

ITEM 16D            EXEMPTIONS FROM THE LISTING STANDARDS FOR AUDIT COMMITTEES

Not applicable.

ITEM 16E            PURCHASE OF EQUITY SECURITIES BY THE ISSUER AND AFFILIATED PURCHASERS

Not applicable

ITEM 16F            CHANGES TO REGISTRANT’S CERTIFYING ACCOUNTANT

Not applicable.

ITEM 16G            CORPORATE GOVERNANCE

Not applicable.

PART III

ITEM 17              FINANCIAL STATEMENTS

The following attached financial statements are incorporated herein:

1.	Consolidated Financial Statements of AMG Oil Ltd. for the 175 day period ended September 30, 2009, comprised of the following:

	A)	Consolidated balance sheet as at September 30, 2009

	B)	Consolidated statement of operations, comprehensive loss and deficit for the 175 day period ended September 30, 2009

	C)	Consolidated statement of cash flows for the 175 day period ended September 30, 2009

	D)	Notes to consolidated financial statements

ADIRA ENERGY LTD.
(formerly AMG OIL LTD.)
(An Exploration Stage Company)
Consolidated Financial Statements
For the 175-day period ended September 30, 2009
(Expressed in United States Dollars)
Restated

INDEPENDENT AUDITORS' REPORT

TO THE SHAREHOLDERS OF ADIRA ENERGY LTD. (An Exploration Stage Company)
(Formerly AMG OIL LTD.)

We have audited the consolidated balance sheet of Adira Energy Ltd., (formerly AMG Oil Ltd.) (an exploration stage company) as at September 30, 2009 and the consolidated statements of operations, comprehensive loss and deficit, and cash flows for the 175-day period then ended. These financial statements are the responsibility of the Company’s management. Our responsibility is to express an opinion on these financial statements based on our audit.

We conducted our audit in accordance with Canadian generally accepted auditing standards and the standards of the Public Company Accounting Oversight Board (United States). Those standards require that we plan and perform an audit to obtain reasonable assurance whether the financial statements are free of material misstatement. An audit includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements. An audit also includes assessing the accounting principles used and significant estimates made by management, as well as evaluating the overall financial statement presentation.

In our opinion, these consolidated financial statements present fairly, in all material respects, the financial position of the Company as at September 30, 2009 and the results of its operations and its cash flows for the 175-day period then ended in accordance with Canadian generally accepted accounting principles.

“Smythe Ratcliffe LLP” (signed)

Chartered Accountants

Vancouver, Canada
November 13, 2009, except as to notes 1, 8 and 14
         which are as of January 6, 2010.

COMMENTS BY AUDITORS FOR US READERS
ON CANADA – UNITED STATES REPORTING DIFFERENCES

In the United States, reporting standards for auditors require the addition of an explanatory paragraph (following the opinion paragraph) when the financial statements are affected by conditions and events that cast substantial doubt on the Company's ability to continue as a going concern, such as those described in Note 1 to the consolidated financial statements. Our report to the shareholders dated November 13, 2009, except as to notes 1, 8 and 14 which are as of January 6, 2010, is expressed in accordance with Canadian reporting standards which do not permit a reference to such events and conditions in the auditors’ report when these are adequately disclosed in the consolidated financial statements.

“Smythe Ratcliffe LLP” (signed)

Chartered Accountants

Vancouver, Canada
November 13, 2009, except as to notes 1, 8 and 14
         which are as of January 6, 2010.

ADIRA ENERGY LTD.
(Formerly AMG OIL LTD.)
(An Exploration Stage Enterprise)
Consolidated Balance Sheet
As at September 30, 2009
(Expressed in United States Dollars)

Assets
Current Assets
Cash and cash equivalents (note 6)	$2,354,628
Goods and services tax receivable	9,437
Prepaid expenses	12,978
Total Current Assets	2,377,043

Equipment Deposit (note 7)	372,600
Oil and Gas Licenses (notes 8 and 14(a))	6,662
Total Assets	$2,756,305

Liabilities and Shareholders’ Equity
Current Liabilities
Accounts payable and accrued liabilities	$126,977
Total Current and Long-Term Liabilities	126,977

Shareholders’ Equity
Share Capital (note 10)	3,478,894
Contributed Surplus (notes 9 and 10(e))	519,061
Deficit	(1,368,627)
Total Shareholders’ Equity	2,629,328
Total Liabilities and Shareholders’ Equity	$2,756,305

Nature of Operations, Basis of Presentation and Going Concern (notes 1 and 14(b))

Approved on Behalf of the Board

“Alan Friedman”(signed)	Director

“Ilan Diamond” (signed)	Director

See notes to consolidated financial statements

ADIRA ENERGY LTD.
(Formerly AMG OIL LTD.)
(An Exploration Stage Enterprise)
Consolidated Statement of Operations, Comprehensive Loss and Deficit
For the 175-day period ended September 30, 2009
(Expressed in United States Dollars)

Expenses
Consulting fees (note 9)	$634,081
Share-based compensation (note 10(c))	418,907
Professional fees	127,811
Technical consulting (note 9)	102,664
Travel and entertainment	76,249
Office and general	13,177
Transfer agent and filing fees	5,878
Marketing	4,568
Loss before other item	(1,383,335)
Foreign exchange gain	14,708
Net loss and comprehensive loss for the period	(1,368,627)
Deficit, beginning of period	-
Deficit, end of period	$(1,368,627)

Basic and diluted loss per share	$(0.05)
Weighted average number of common shares outstanding	26,415,343

See notes to consolidated financial statements

ADIRA ENERGY LTD.
(Formerly AMG OIL LTD.)
(An Exploration Stage Enterprise)
Consolidated Statement of Cash Flows
For the 175-day period ended September 30, 2009
(Expressed in United States Dollars)

Operating Activities
Net loss for the period	$(1,368,627)
Non-cash item
Shares issued for consulting fees	485,929
Share-based compensation	418,907
(463,791)
Changes in non-cash working capital
Goods and services tax receivable	(9,437)
Prepaid expenses	(12,978)
Accounts payable and accrued liabilities	126,977
Cash used for operating activities	(359,229)

Investing Activities
Equipment deposit	(372,600)
Oil and gas licenses	(6,662)
Cash used for investing activities	(379,262)

Financing Activity
Net proceeds from the issuance of common shares	2,195,771

Cash acquired through the acquisition of AMG Oil Ltd.	897,348

Increase in cash and cash equivalents	2,354,628
Cash and cash equivalents, beginning of period	-
Cash and cash equivalents, end of period	$2,354,628

Supplemental cash flow information
Interest paid	$-
Income taxes paid	$-
Shares issued as finder’s fees related to the reverse takeover	$60,000
transaction
Warrants issued to agents as compensation for services provided	$100,154

See notes to consolidated financial statements

ADIRA ENERGY LTD.
(Formerly AMG OIL LTD.)
(An Exploration Stage Enterprise)
Notes to Consolidated Financial Statements
For the 175-day period ended September 30, 2009
(Expressed in United States Dollars)
Restated

1.	Nature of Operations, Basis of Presentation and Going Concern

Adira Energy Ltd. was incorporated on February 20, 1997 under the name Trans New Zealand Oil Company in the State of Nevada, United States of America. It changed its name to AMG Oil Ltd. (“AMG” or the “Company”) on July 27, 1998. On November 25, 2008, the Company's shareholders approved the change of its jurisdiction of incorporation from the State of Nevada to the Canadian federal jurisdiction. On September 1, 2009, AMG completed a share exchange with Adira Energy Corp. (“Adira”), an oil and gas exploration and development company incorporated under the Ontario Business Corporations Act, on April 8, 2009 which resulted in a reverse takeover by Adira of AMG (note 2). On December 17, 2009, the Company changed its name to Adira Energy Ltd (note 14(b)).

These consolidated financial statements have been prepared on a going concern basis, which assumes the realization of assets and liquidation of liabilities in the normal course of business. To September 30, 2009, the Company has incurred losses of $1,368,627 since inception. The ability of the Company to continue as a going concern depends upon the discovery of economically recoverable reserves, the ability of the Company to obtain financing to complete development, and upon future profitable operations from the properties or proceeds from their disposition. The Company is an exploration stage company and has not earned any revenues to date.

There can be no assurance that the Company will be able to continue to raise funds in which case the Company may be unable to meet its obligations. Should the Company be unable to continue as a going concern, the net realizable value of its assets may be materially less than amounts recorded on the consolidated balance sheet. These consolidated financial statements do not include any adjustments to the recoverability and classification of recorded asset amounts and classification of liabilities that might be necessary, should the Company be unable to continue as a going concern.

2.	Share Exchange Agreement

On April 29, 2009, AMG entered into a letter of intent to purchase all of the issued and outstanding shares of Adira in exchange for shares of AMG. As part of the arrangement, Adira conducted a share split to increase Adira’s number of issued and outstanding common shares from 22,500,000 to 31,200,000. The share exchange ratio was one common share of AMG for each issued and outstanding common share of Adira. The proposed transaction was further subject to Adira completing a private placement of a minimum of $2,000,000 by issuance of 8,000,000 units (note 10(b)).

Pursuant to the share exchange agreement dated September 1, 2009, AMG acquired all of the issued and outstanding common shares of Adira by issuing 39,040,001 common shares of the Company to Adira’s shareholders on a one for one basis.

As a result, the original shareholders of AMG own 37% of the shares of the resulting Company and the former shareholders of Adira own 63% of the resulting Company as follows.:

Issued and outstanding number of shares after share exchange		Percentage
AMG	23,200,000	37%
Adira	39,040,001	63%
Total outstanding shares	62,240,001	100%

ADIRA ENERGY LTD.
(Formerly AMG OIL LTD.)
(An Exploration Stage Enterprise)
Notes to Consolidated Financial Statements
For the 175-day period ended September 30, 2009
(Expressed in United States Dollars)
Restated

2.	Share Exchange Agreement (continued)

As the shareholders of Adira obtained control of the resulting Company, the share exchange was considered to be a reverse takeover (“RTO”) transaction. Accordingly for accounting purposes Adira is the acquirer. The assets and liabilities of Adira are included at carrying value and the assets and liabilities of AMG are included at fair value.

Share capital represents the authorized and issued number of shares of AMG (the legal parent) and the share capital amount, contributed surplus and deficit of Adira (the legal subsidiary), the ongoing operating company (note 10).

3.	Significant Accounting Policies Basis of Presentation

These consolidated financial statements have been prepared in accordance with Canadian generally accepted accounting principles (“GAAP”). Canadian GAAP differs in certain respects from accounting principles generally accepted in the United States, as described in note 13.

Principles of Consolidation

These consolidated financial statements include the accounts of the Company and its wholly-owned legal subsidiary, Adira, and its wholly-owned integrated subsidiaries, Adira Energy Israel Ltd. and Adira Energy Service Israel Ltd., hereinafter collectively referred to as the “Company”. All intercompany account balances and transactions have been eliminated.

Foreign Currency Translation

The Company’s functional and reporting currency is the United States (“US”) dollar.

All transactions in currencies other than the US dollar are translated as follows:
    Monetary assets and liabilities are translated at the rate of exchange in effect as at the balance sheet date;
    Non-monetary assets and liabilities, at the exchange rates prevailing on the date of the acquisition of the asset or assumption of the liabilities; and
    Expenses, at the rate in effect on the date of the transaction.

Exchange gains or losses are included in operations in the period in which they occur.

Use of Estimates

The preparation of financial statements in conformity with Canadian GAAP requires management to make estimates and assumptions that affect the reported amounts of assets and liabilities and disclosure of contingent assets and liabilities at the date of the financial statements, and the reported amounts of expenses during the reporting period. Significant areas requiring the use of management estimates relate to accrued liabilities, the determination of variables used in the calculation of share-based compensation and warrants issued to agents, and determination of the valuation allowance for future income tax assets. While management believes the estimates are reasonable, actual results could differ from those estimates and could impact future results of operations and cash flows.

ADIRA ENERGY LTD.
(Formerly AMG OIL LTD.)
(An Exploration Stage Enterprise)
Notes to Consolidated Financial Statements
For the 175-day period ended September 30, 2009
(Expressed in United States Dollars)
Restated

3.	Significant Accounting Policies (continued)

Cash and cash equivalents

Cash and cash equivalents include all cash balances and highly liquid investments with an initial maturity of three months or less. The Company places its temporary cash and cash equivalents with high credit quality financial institutions.

Loss Per Share

Basic loss per share is calculated using the weighted average number of common shares outstanding during the period. The Company uses the treasury stock method to compute the dilutive effect of options, warrants and similar instruments. Under this method the dilutive effect on earnings per share is calculated presuming the exercise of outstanding options, warrants and similar instruments. It assumes that the proceeds of such exercise would be used to repurchase common shares at the average market price during the period. However, the calculation of diluted loss per share excludes the effects of various conversions and exercise of options and warrants that would be anti-dilutive.

Financial Instruments

All financial instruments are classified as one of the following: held-to-maturity, loans and receivables, held- for-trading, available-for-sale or other financial liabilities. Financial assets and liabilities held-for-trading are measured at fair value with gains and losses recognized in net income (loss). Financial assets held-to-maturity, loans and receivables, and other financial liabilities are measured at amortized cost using the effective interest method. Available-for-sale instruments are measured at fair value with unrealized gains and losses recognized in other comprehensive income (loss) and reported in shareholders’ equity. Any financial instrument may be designated as held-for-trading upon initial recognition.

Transaction costs that are directly attributable to the acquisition or issue of financial instruments that are classified as other than held-for-trading, which are expensed as incurred, are included in the initial carrying value.

Comprehensive income or loss is defined as the change in equity from transactions and other events from sources other than the Company’s shareholders. Other comprehensive income or loss refers to items recognized in comprehensive income or loss that are excluded from operations calculated in accordance with GAAP.

The Company has no items of other comprehensive income in the period presented. Therefore, net loss as presented in the Company’s consolidated statement of operations equals comprehensive loss.

Share-Based Compensation

The Company accounts for share-based compensation using a fair value based method with respect to all stock- based payments measured and recognized, to directors, employees and non-employees. For payments of services through the issuance of shares, the fair value is the market price of the shares issued by the Company or the value of the services received, depending on which is the more reliable measure.

For directors and employees, the fair value of the options is measured at the date of grant. For non-employees, the fair value of the options or warrants are measured on the earlier of the date at which the counterparty performance is completed or the date the performance commitment is reached or the date at which the equity instruments are granted if they are fully vested and non-forfeitable. The fair value of the options or warrants are accrued and charged either to operations, oil and gas interests, or share issue costs with the offset credit to contributed surplus. For directors and employees the options are recognized over the vesting period, and for non-employees the options are recognized over the related service period. If and when the stock options are ultimately exercised, the applicable amounts of contributed surplus are transferred to share capital.

ADIRA ENERGY LTD.
(Formerly AMG OIL LTD.)
(An Exploration Stage Enterprise)
Notes to Consolidated Financial Statements
For the 175-day period ended September 30, 2009
(Expressed in United States Dollars)
Restated

3.	Significant Accounting Policies (continued)

Impairment of Long-Lived Assets

Long-lived assets are assessed for impairment when events and circumstances warrant, when the carrying amounts of the assets exceeds its estimated undiscounted net cash flow from use or its fair value, at which time the impairment is charged to earnings.

Income Taxes

The Company follows the asset and liability method of accounting for income taxes. Under this method of tax allocation, future income tax assets and liabilities are determined based on differences between the financial statement carrying values and their respective income tax basis (temporary differences). Future income tax assets and liabilities are measured using the tax rates expected to be in effect when the temporary differences are likely to reverse. The effect on future income tax assets and liabilities of a change in tax rates is included in operations in the period in which the change is enacted or substantially assured. The amount of future income tax assets recognized is limited to the amount of the benefit that is more likely than not to be realized.

Asset Retirement Obligations (“ARO”)

The Company recognizes an estimate of the liability associated with an ARO in the consolidated financial statements at the time the liability is incurred. The estimated fair value of the ARO is recorded as a long-term liability, with a corresponding increase in the carrying amount of the related asset. The capitalized amount will be depleted on a straight-line basis over the estimated life of the asset. The liability amount is increased each reporting period due to the passage of time and the amount of accretion is charged to earnings in the period. The ARO can also increase or decrease due to changes in the estimates of timing of cash flows or changes in the original estimated undiscounted cost. Actual costs incurred upon settlement of the ARO are charged against the ARO to the extent of the liability recorded. As at September 30, 2009, the Company has determined that it has no material AROs to record in the consolidated financial statements.

Oil and Gas Properties

The Company follows the successful efforts method of accounting for its exploration activities. Under the successful efforts method, acquisition costs of proved and unproved properties are capitalized. Costs of unproved properties are transferred to proved properties when proved reserves are confirmed. Exploration costs, including geological and geophysical costs, are expensed as incurred. Exploratory drilling costs are initially capitalized. If it is determined that a specific well does not contain proved reserves, the related capitalized exploratory drilling costs are charged to expense. To date all exploration costs have been charged to operations.

Development costs, which include the costs of wellhead equipment, development drilling costs and handling facilities, applicable geological and geophysical costs, and the costs of acquiring or constructing support facilities and equipment, are capitalized. Costs incurred to operate and maintain wells and equipment and to lift oil and gas to the surface will be expensed as operating costs. If and when the Company achieves production, acquisition costs of proved properties will be depleted using the unit-of-production method based on proved reserves. Capitalized exploratory drilling costs and development costs will be depleted on the basis of proved developed reserves by area. Support facilities and equipment will be depreciated on a straight-line basis over their useful lives.

Property costs by area are reviewed for impairment at least annually to consider whether there are conditions that may indicate impairment. The carrying value of each property is compared to its net recoverable amount as estimated by quantifiable evidence of the market value of similar land or geological resources. If the carrying value is found to exceed the estimated net recoverable amount, a write down will be recorded.

ADIRA ENERGY LTD.
(Formerly AMG OIL LTD.)
(An Exploration Stage Enterprise)
Notes to Consolidated Financial Statements
For the 175-day period ended September 30, 2009
(Expressed in United States Dollars)
Restated

3.	Significant Accounting Policies (continued)

Warrants

Proceeds received on the issuance of units, consisting of common shares and warrants, are allocated first to common shares based on the market trading price of the common shares at the time the units are priced or issued, and any excess is allocated to warrants.

Future accounting changes

International Financial Reporting Standards (“IFRS”)

In February 2008, the Canadian Accounting Standards Board (“AcSB”) confirmed that GAAP for publicly accountable enterprises will be converged with IFRS effective for fiscal years beginning on or after January 1, 2011. The Company will therefore be required to report using IFRS commencing with its unaudited interim financial statements for the three months ended December 31, 2011, which must include restated interim results for the three month period ended December 31, 2010, prepared on the same basis. The conversion to IFRS will impact the Company’s accounting policies, information technology and data system, internal control over financial reporting, and disclosure controls and procedures. The Company is currently evaluating the future impact of IFRS on its consolidated financial statements.

Business Combinations

In January 2009, the CICA issued Section 1582, “Business Combinations”, Section 1601, “Consolidated Financial Statements”, and Section 1602, “Non-Controlling Interests”. These sections replace the former Section 1581, “Business Combinations”, and Section 1600, “Consolidated Financial Statements”, and establish a new section for accounting for a non-controlling interest in a subsidiary.

Sections 1582 and 1602 will require net assets, non-controlling interests and goodwill acquired in a business combination to be recorded at fair value and non-controlling interests will be reported as a component of equity. In addition, the definition of a business is expanded and is described as an integrated set of activities and assets that are capable of being managed to provide a return to investors or economic benefits to owners. Acquisition costs are not part of the consideration and are to be expensed when incurred. Section 1601 establishes standards for the preparation of consolidated financial statements.

These new sections apply to the Company’s interim and annual consolidated financial statements relating to fiscal years commencing October 1, 2011. Earlier adoption of these sections is permitted as of the beginning of a fiscal year. All three sections must be adopted concurrently. The Company is currently evaluating the impact of the adoption of these sections.

4.	Financial Instruments and Risk Management

The Company’s financial instruments have been designated as follows:

Cash and cash equivalents	- held-for-trading; and
Accounts payable	- other financial liabilities.

The carrying values of cash and cash equivalents, and accounts payable approximate their fair values due to the short-term maturity of these financial instruments.

Credit risk

The Company manages credit risk, in respect of cash and cash equivalents, by holding them at major Canadian financial institutions in accordance with the Company’s investment policy. The Company places its temporary cash and cash equivalents with high credit quality financial institutions. As times such investments may be in excess of the Federal Deposit Insurance Corporation insurance limit.

Concentration of credit risk exists with respect to the Company’s cash and cash equivalents. The Company’s exposure is for cash held in bank accounts of $494,628 and term deposits totaling $1,860,000.

ADIRA ENERGY LTD.
(Formerly AMG OIL LTD.)
(An Exploration Stage Enterprise)
Notes to Consolidated Financial Statements
For the 175-day period ended September 30, 2009
(Expressed in United States Dollars)
Restated

4.	Financial Instruments and Risk Management (continued)

Liquidity risk

Liquidity risk is the risk that the Company will encounter difficulty in obtaining funds to meet current obligations and future commitments. The Company's approach to managing liquidity risk is to forecast cash requirements to provide reasonable assurance that it will have sufficient funds to meet its liabilities when due. The Company maintains sufficient working capital in order to meet short-term business requirements. As at September 30, 2009, the Company had cash and cash equivalents of $2,354,628, which will be used to settle current accounts payable and accrued liabilities in the amount of $126,977, fund the development of the Company’s oil and gas properties and to meet administrative overhead costs for the ensuing year.

The Company’s accounts payable and accrued liabilities are due within 30 days.

Market risk

Market risk is the risk that the fair value or future cash flows of a financial instrument will fluctuate because of changes in market prices. Market risk is comprised of three types of risk: interest rate risk, foreign currency risk and other price risk.

(i) Interest rate risk

The Company is not exposed to significant interest rate risk due to the short-term maturity of its cash equivalents. The Company has two term deposits totaling $1,860,000 that mature October 7, 2009 and November 9, 2009, which earn interest rate of 0.11% and 0.07%, respectively. An increase of 0.5% in the interest rates of similar instruments would have a nominal effect on the fair value of the term deposits.

(ii) Foreign currency risk

The Company is exposed to financial risk related to the fluctuation of foreign exchange rates. The Company operates in Canada, the United States and Israel. Most of the Company’s monetary assets are held in US dollars and most of the Company’s expenditures are made in US dollars. A significant change in the currency rates between the Canadian dollar relative to the US dollar could have a material effect on the Company’s future results of operations, financial position or cash flows depending on the Company’s currency management techniques. The Company has not hedged its exposure to currency fluctuations. An increase or decrease of 10% on the Canadian dollar or the Israeli shekel relative to the US dollar would not have a significant effect on the Company.

(iii) Other price risk

Other price risk is the risk that the fair or future cash flows of a financial instrument will fluctuate because of changes in market prices, other than those arising from interest rate risk or foreign exchange risk. The Company is not exposed to significant other price risk.

5.	Capital Management

The Company is an exploration stage company and currently does not generate cash flows from operations. The Company’s primary source of funds comes from the issuance of share capital. The Company does not use other sources of financing that require fixed payments of interest and principal and is not subject to any externally imposed capital requirements.

The Company defines its capital as share capital. To effectively manage the Company’s capital requirements, the Company has a planning and budgeting process in place to ensure that adequate funds are available to meet its strategic goals. The Company monitors actual expenses to budget to manage its costs and commitments.

ADIRA ENERGY LTD.
(Formerly AMG OIL LTD.)
(An Exploration Stage Enterprise)
Notes to Consolidated Financial Statements
For the 175-day period ended September 30, 2009
(Expressed in United States Dollars)
Restated

5.	Capital Management (continued)

The Company’s capital management objective is to maximize investment returns to its equity-linked stakeholders within the context of relevant opportunities and risks associated with the Company’s operating segment. Achieving this objective requires management to consider the underlying nature of exploration activities, availability of capital, the cost of various capital alternatives and other factors. Establishing and adjusting capital requirements is a continuous management process.

Although the Company has been successful at raising funds in the past through the issuance of share capital, it is uncertain whether it will continue this financing due to uncertain economic conditions. The Company has sufficient funds to meet its exploration program, administrative overhead and working capital needs for the coming year.

6.	Cash and Cash Equivalents

The Company has the following term deposits outstanding as at September 30, 2009:

A $1,800,000 term deposit purchased on September 8, 2009 with a 0.11% interest rate that matures on October 7, 2009; and

A $60,000 term deposit purchased on September 10, 2009 with a 0.07% interest rate that matures on November 9, 2009.

7.	Equipment Deposit

Equipment deposit consists of a deposit for the purchase of drilling equipment in Israel.

8.	Oil and Gas Licenses

The Company has one onshore and two offshore licenses to explore for oil and gas in Israel. The onshore license awarded (the “Eitan License”) comprises an area of approximately 31,060 acres in the Hula Valley in Northern Israel. The Eitan License was awarded in December 2008 for a term of three years, expiring in December 2011, and may be renewed upon fulfillment of certain conditions for a further four year period. The Eitan License was awarded prior to the incorporation of the Company. The license was awarded to a Company controlled by certain Directors of the Company and subsequent to the incorporation of Adira Energy Israel Ltd, was transferred to the Company (note 14(a)).

The first offshore license awarded (the “Gabriella License”) comprises an area of approximately 97,000 acres. The Gabriella License was awarded to the Company in July 2009 for a term of three years, expiring July, 2012 and may be renewed upon fulfillment of certain conditions for a further four year period. The second offshore license awarded (the "Yitzhak License") comprises an area of approximately 31,555 acres. The Yitzhak License was awarded to the Company subsequent to the year-end, is effective until October 2012 and may be renewed upon fulfillment of certain conditions for a further four year period. The Yitzhak License is directly to the north of and contiguous to the Company's Gabriella License.

The revenues generated from all the licenses are subject to 12.5% royalty payable to the government of Israel (note 14(a)).

Environmental Expenditures

The operations of the Company may be affected by changes in environmental regulations, including those for site restoration costs. Both the likelihood of new regulations and their overall effect upon the Company vary greatly from country to country and are not predictable.

Environmental expenditures that relate to ongoing environmental and reclamation programs are charged against operations as incurred or capitalized and amortized depending on their expected future economic benefit. Estimated future removal and site restoration costs are recognized when the liability is reasonably determinable, and are charged against operations over the estimated remaining life of the related business operations.

ADIRA ENERGY LTD.
(Formerly AMG OIL LTD.)
(An Exploration Stage Enterprise)
Notes to Consolidated Financial Statements
For the 175-day period ended September 30, 2009
(Expressed in United States Dollars)
Restated

9.	Related Party Transactions

During the 175-day period ended September 30, 2009, the Company incurred the following with related parties:

$148,152 in consulting fees to individuals that are directors and officers of the Company or to private companies which are controlled by a director and officers of the Company;

$75,000 in technical consulting fees to a company in which a director is the President and Chief Operating Officer; and

$20,000 in technical consulting fees to a corporation controlled by an officer.

The above transactions are in the normal course of operations and are measured at the exchange amount, which is the amount of consideration established and agreed to by the related parties.

10.	Share Capital

	(a)	Authorized

Unlimited number of common shares without nominal or par value.

	(b)	Issued and outstanding common shares:

	Number of
	Shares	Amount
AMG
Balance, April 8, 2009 and September 1, 2009	23,200,000	$232

Adira
Balance, April 8, 2009	-	-
Shares issued for services rendered (note
10(b)(i))	12,000,000	485,929
Shares issued in private placement
(note 10(b)(ii))	10,500,000	424,759
Share split (note 10(b)(iii))	8,700,000	-
Broker compensation shares issued
(note 10(b)(iv))	240,001	60,000
Shares issued in private placement
(note 10(b)(iv))	7,600,000	1,900,000
Balance September 1, 2009	39,040,001	2,870,688

Shares exchanged on RTO (note 2)	39,040,001	897,116
Shares issued in private placement
(note 10(b)(iv))	400,000	100,000
Share issue costs	-	(389,142)
Balance, September 30, 2009	62,640,001	$3,478,894

(i)

Adira issued 12,000,000 common shares upon incorporation to directors of the Company for services performed prior to incorporation. An expense equal to the estimated fair value of the shares issued (CDN $0.05 per share) totaling $485,929, was charged to consulting fees. The shares were valued at their fair value based on the price that arm’s length individuals subscribed to near the same date.

(ii)	In April 2009, Adira issued 10,500,000 common shares at CDN $0.05 per share for gross proceeds of $424,759.

ADIRA ENERGY LTD.
(Formerly AMG OIL LTD.)
(An Exploration Stage Enterprise)
Notes to Consolidated Financial Statements
For the 175-day period ended September 30, 2009
(Expressed in United States Dollars)
Restated

10.	Share Capital (continued)

	(b)	Issued and outstanding common shares (continued)

		(iii)	Pursuant to the RTO (note 2), the 22,500,000 shares of Adira were split into an aggregate of 31,200,000 shares.

(iv)

During the 175-day period ended September 30, 2009, Adira issued 7,600,000 units at $0.25 per unit for gross proceeds of $1,900,000. AMG issued 400,000 of the units at $0.25 per unit for gross proceeds of $100,000 subsequent to the completion of the RTO. Each unit consisted of one common share of Adira/AMG and one-half of one common share purchase warrant. Each warrant entitles the holder to purchase one common share of Adira/AMG at a price of $0.50 per common share for a period of two years. In connection with the private placement, Adira issued 240,001 common shares as a finder’s fee at a deemed cost of $0.25 per share for a total deemed cost of $60,000 and 500,770 warrants to agents as finders’ fees valued at $100,154. The warrants are exercisable at $0.25 per common share and expire August 31, 2011. The fair value of these agent’s warrants was $100,154 were calculated using the Black-Scholes option pricing model. An additional $228,988 of share issuance costs were incurred.

	(c)	Stock options

The Company has a stock option plan whereby options may be granted to eligible directors, officers and employees, provided that the number of shares issued under the plan does not exceed 10% of issued and outstanding common shares of the Company. Stock options may be issued at a term and exercise price to be determined by the Company’s board of directors provided that the exercise price is no less than the market price at the date of the grant.

The Company has four categories of stock options that have different vesting periods:

		(i)	Type A stock options vest over 2 years, with 12.5% vesting each quarter with the initial amount vesting on the date three months after the grant date.

		(ii)	Type B stock options vest 8.5% at the end of each quarter for the first two years and 8% at the end of each quarter thereafter. The initial amount will vest three months after the grant date.

		(iii)	Type C stock options vest over 4 years, with 6.25% vesting at the end of each quarter with the initial amount vesting on the date three months after the grant date.

(iv)

Type D stock options vest at 12.5% each quarter and the initial amount vests on the business day immediately on which each of the optionees is elected or appointed as a director of the Company. In the event they are not elected as a director, all options granted expire immediately.

ADIRA ENERGY LTD.
(Formerly AMG OIL LTD.)
(An Exploration Stage Enterprise)
Notes to Consolidated Financial Statements
For the 175-day period ended September 30, 2009
(Expressed in United States Dollars)
Restated

10.	Share Capital (continued)

	(c)	Stock options (continued)

A summary of the status of the stock option plan and changes during the period is as follows:

			Weighted
	Number of		Average
	Options	Number of Options	Exercise
	Outstanding	Exercisable	Price

Balance, April 8, 2009	-	-	$-
Granted	3,984,000	-	$0.25

Balance, September 30, 2009	3,984,000	-	$0.25

					Average
Stock					Remaining
Option		Grant Date	Exercise	Number of	Contractual
Type	Expiry Date	Fair Value	Price	Options	Life
Type A	August 20, 2014	$ 0.30	$ 0.25	1,263,000	4.89
Type B	August 20, 2014	$ 0.30	$ 0.25	746,000	4.89
Type C	August 20, 2014	$ 0.30	$ 0.25	1,325,000	4.89
Type A	September 23, 2014	$ 0.23	$ 0.25	150,000	4.98
Type D	September 23, 2014	$ 0.23	$ 0.25	500,000	4.98

				3,984,000

(d)	Share purchase warrants

As at September 30, 2009, the Company has share purchase warrants outstanding entitling the holders to acquire common shares as follows:

		Weighted
	Number of	Average
	Warrants	Exercise Price
Balance, April 8, 2009	-	$-
Issued	4,500,770	0.47

Balance, September 30, 2009	4,500,770	$0.47

		Grant Date	Exercise	Number
Issue Date	Expiry Date	Fair Value	Price	of Options
August 4, 2009	August 4, 2011	$0.25	$ 0.50	4,000,000
August 4, 2009	August 4, 2011	$ 0.25	$ 0.25	500,770

				4,500,770

ADIRA ENERGY LTD.
(Formerly AMG OIL LTD.)
(An Exploration Stage Enterprise)
Notes to Consolidated Financial Statements
For the 175-day period ended September 30, 2009
(Expressed in United States Dollars)
Restated

10.	Share Capital (continued)

(e)	Contributed surplus

2009
Balance, April 8, 2009	$-
Stock options	418,907
Agent’s warrants issued	100,154

Balance, September 30, 2009	$519,061

The stock options granted and the share-based adjustment totaling $519,061 were expensed as share-based payments and the agent’s warrants issued totaling $100,154 were allocated to share issue costs.

The Company uses the Black-Scholes option pricing model to value stock options granted and compensatory share purchase warrants issued. The model requires management to make assumptions, which are subjective and may not be representative of actual results. Changes in assumptions can materially affect estimates of fair values. The following weighted average assumptions were used:

2009
Risk-free interest rate	2.19%
Expected life	4.67 years
Expected stock price volatility	174.07%
Expected dividend yield	0.00%

Share-based compensation charges relating to stock options granted for the 175-day period ended September 30, 2009 was $1,095,833. The shares vest over the next three years, therefore, the expense will be recognized as follows:

2009	$418,907
2010	418,907
2011	163,182
2012	94,837
$1,095,833

For the purposes of the estimation of fair value of certain share purchase warrants, the following weighted average assumptions were used:

2009

Risk-free interest rate	1.32%
Expected life	1.92 years
Expected stock price volatility	183.37%
Expected dividend yield	0.00%

ADIRA ENERGY LTD.
(Formerly AMG OIL LTD.)
(An Exploration Stage Enterprise)
Notes to Consolidated Financial Statements
For the 175-day period ended September 30, 2009
(Expressed in United States Dollars)
Restated

11.	Income Taxes

A reconciliation of income tax provision computed at the statutory rate to the reported income tax provision is as follows:

2009

Income tax benefit computed at statutory rate	$(451,600)
Share issue costs	(12,700)
Share-based compensation	138,300
Change in timing difference	(56,100)
Effects of change in tax rates	46,400
Change in valuation allowance	335,700

$0

Future income tax assets and liabilities are recognized for temporary differences between the carrying amounts of the balance sheet items and their corresponding tax values as well as for the benefit of losses available to be carried forward to future years for tax purposes that are likely to be realized.

The significant components of future income tax assets are as follows:

2009

Future tax assets
Share issue costs	$165,000
Non-capital losses carried forward	2,392,000
Total future income tax assets	2,557,000
Tax rate	29%
741,500
Valuation allowance	(741,500)
Net future income tax assets	$0

The valuation allowance reflects the Company's estimate that the tax assets more likely than not will not be realized in the foreseeable future.

ADIRA ENERGY LTD.
(Formerly AMG OIL LTD.)
(An Exploration Stage Enterprise)
Notes to Consolidated Financial Statements
For the 175-day period ended September 30, 2009
(Expressed in United States Dollars)
Restated

11.	Income Taxes (continued)

As at September 30, 2009, the Company has approximately $2,391,900 of non-capital losses that may be applied to reduce future income for Canadian income tax purposes. The potential future tax benefit of these losses has not been recorded in these consolidated financial statements. The losses expire as follows:

Expiry Date	Amount
2017	$21,800
2018	178,000
2019	89,000
2020	246,300
2021	124,300
2022	90,700
2023	62,600
2024	64,000
2025	18,800
2026	36,300
2027	25,300
2028	282,700
2029	1,152,100
$2,391,900

12.	Segmented Information

	Canada	Israel	Total
Cash and cash equivalents	$2,354,628	$-	$2,354,628
Equipment deposit	-	372,600	372,600
Oil and gas licenses	-	6,662	6,662
Other assets	22,415	-	22,415
Total	$2,377,043	$379,262	$2,756,305

ADIRA ENERGY LTD.
(Formerly AMG OIL LTD.)
(An Exploration Stage Enterprise)
Notes to Consolidated Financial Statements
For the 175-day period ended September 30, 2009
(Expressed in United States Dollars)
Restated

13.	Differences between Canadian GAAP and US GAAP

Recent accounting pronouncements:

In June 2009, the Financial Accounting Standards Board (“FASB”) issued Accounting Standards Codification (“ASC”) 105, “Generally Accepted Accounting Principles”. ASC 105 establishes the FASB Codification as the source of authoritative accounting principles recognized by the FASB to be applied by non-governmental entities in the preparation of financial statements in conformity with US GAAP for Securities and Exchange Commission (“SEC”) registrants. All guidance contained in the Codification carries an equal level of authority. The Codification supersedes all existing non-SEC accounting and reporting standards. The FASB will now issue new standards in the form of Accounting Standards Updates (“ASU”). The FASB will not consider ASUs as authoritative in their own right. ASUs will serve only to update the Codification, provide background information about the guidance and provide the basis for conclusions on the changes in the Codification. The Company has updated references to US GAAP.

In June 2009, the Company adopted guidance issued by the FASB and included in ASC 855, “Subsequent Events”, which establishes general standards of accounting for and disclosure of events that occur after the balance sheet date but before the financial statements are issued or are available to be issued. It requires the disclosure of the date through which an entity has evaluated subsequent events.

In April 2009, the Company adopted guidance issued by the FASB and included in (a) ASC 805, “Business Combinations”, and (b) ASC 810, “Non-Controlling Interests in Consolidated Financial Statements”. The application of these ASCs is intended to improve, simplify and converge internationally the accounting for business combinations and the reporting of non-controlling interests in the Company’s consolidated financial statements.

(a)

ASC 805 requires an acquiring entity in a business combination to: (i) recognize all (and only) the assets acquired and the liabilities assumed in the transaction; (ii) establish an acquisition-date fair value as the measurement objective for all assets acquired and liabilities assumed; and (iii) disclose to investors and other users all of the information they will need to evaluate and understand the nature of, and the financial effect of, the business combination; and (iv) recognize and measure the goodwill acquired in the business combination or a gain from bargain purchase.

(b)

ASC 810 is intended to improve the relevance, comparability and transparency of financial information provided to investors by requiring all entities to: (i) report non-controlling (minority) interests in subsidiaries in the same manner, as equity but separate from the parent’s equity, in consolidated financial statements; (ii) net income attributable to the parent and to the non-controlling interest must be clearly identified and presented on the face of the consolidated statement of operations; and (iii) any changes in the parent’s ownership interest while the parent retains the controlling financial interest in its subsidiary be accounted for consistently.

ADIRA ENERGY LTD.
(Formerly AMG OIL LTD.)
(An Exploration Stage Enterprise)
Notes to Consolidated Financial Statements
For the 175-day period ended September 30, 2009
(Expressed in United States Dollars)
Restated

13.	Differences between Canadian GAAP and US GAAP (continued)

In August 2009, the FASB issued ASU 2009-05, “Fair Value Measurements and Disclosures (Topic 820) – Measuring Liabilities at Fair Value”. This ASU clarifies how an entity should measure the fair value of liabilities and that restrictions on the transfer of a liability should not be included in its fair value measurement. The effective date of this ASU is the first reporting period after issuance date, August 26, 2009. The Company adopted this ASU for the period ended September 30, 2009.

There are no material differences between Canadian and US GAAP; however, potential differences that could occur are summarized as follows.

Exploration expenditures

Under Canadian GAAP, acquisition costs of oil and gas properties and exploration expenditures are capitalized. Under US GAAP, exploration costs are expensed as incurred. When proven and probable reserves are determined for a property and a feasibility study is prepared, then subsequent exploration and development costs of the property would be capitalized. The capitalized costs of such properties are measured periodically for recoverability of carrying values.

Development stage company

Pursuant to US GAAP, the Company would be subject to the disclosure requirements applicable to a development stage enterprise as the Company is devoting its efforts to establishing commercially viable mineral properties. However, the identification of the Company as such for accounting purposes does not impact the measurement principles applied to these consolidated financial statements.

Income taxes

Under US GAAP the provisions prescribe a recognition threshold and measurement attribute for the financial statement recognition and measurement of a tax position taken or expected to be taken in a tax return. The interpretation requires that the Company recognize the impact of a tax position in the financial statements if that position is more likely than not of being sustained on audit, based on the technical merits of the position. The requirement also provides guidance on de-recognition, classification, interest and penalties, accounting in interim periods and disclosure. In accordance with the provisions, any cumulative effect resulting from the change in accounting principle is to be recorded as an adjustment to the opening balance of deficit. The accounting policy did not result in a material impact on the Company's consolidated financial position or results of operations.

14.	Restatement

(a) Eitan License

The Company holds the rights to an on-shore license (the “Eitan” license) to explore for oil and gas. The Eitan License was awarded in December 2008 for a term of three years, expiring in December 2011, and may be renewed upon fulfillment of certain conditions for a further four year period. The Eitan License was awarded prior to the incorporation of the Company. The license was awarded to a Company controlled by certain Directors of the Company and subsequent to the incorporation of Adira Energy Israel Ltd, was transferred to the Company. The revenues generated from all the licenses are subject to 12.5% royalty payable to the government of Israel.

ADIRA ENERGY LTD.
(Formerly AMG OIL LTD.)
(An Exploration Stage Enterprise)
Notes to Consolidated Financial Statements
For the 175-day period ended September 30, 2009
(Expressed in United States Dollars)
Restated

14.	Restatement (continued)

	(a)	Eitan License (continued)

This information was previously omitted from the disclosure in note 8. The adjustment is to add this disclosure only, and does not require any adjustment to the Company’s consolidated balance sheet or consolidated statements of operations, comprehensive loss and deficit, or cash flows. Accordingly, the disclosure has also been included in note 8 herein.

	(b)	Change of Name

The Company changed its name from AMG Oil Ltd. to Adira Energy Ltd. on December 17, 2009 and accordingly, these financial statements include the Company’s name Adira Energy Ltd. in place of AMG Oil as included in the original filing.

ITEM 18              FINANCIAL STATEMENTS

We have elected to provide financial statements pursuant to Item 17.

ITEM 19              EXHIBITS

The following exhibits are included in this Form 20-F:

Exhibit
Number	Description

1.1	Articles of Conversion (1)

1.2	Articles of Continuance (1)

1.3	By-Laws (1)

1.4	Certificate and Articles of Amendment (3)

4.1	Securities Exchange Agreement among the Company, Adira Energy, Alan Friedman, Dennis Bennie and Ilan Diamond. (2)

4.2	Form of Securities Exchange Agreement among the Company, Adira Energy and the Minority Shareholders of Adira Energy.(2)

4.3	2009 Stock Option Plan (2)

4.4	Agency Agreement between Adira Energy and Sandfire Securities Inc. (2)

4.5	Form of Subscription Agreement for Adira Energy August 2009 Private Placement (2)

4.6	Form of Subscription Agreement for September 2009 Private Placement (3)

12.1	Certificate of Chief Executive Officer pursuant to Section 302 of the Sabanes-Oxley Act of 2002 (3)

12.2	Certificate of Chief Financial Officer pursuant to Section 302 of the Sabanes-Oxley Act of 2002 (3)

13.1	Certificate of Chief Executive Officer pursuant to Section 906 of the Sabanes-Oxley Act of 2002 (3)

13.2	Certificate of Chief Financial Officer pursuant to Section 906 of the Sabanes-Oxley Act of 2002 (3)

(1)	Incorporated by reference from our current report on Form 8-K filed with the SEC on December 2, 2008.

(2)	Incorporated by reference from our Form 20-F shell company report filed with the SEC on September 4, 2009.

(3)	Filed as an exhibit hereto.

SIGNATURES

The Registrant hereby certifies that it meets all of the requirements for filing on Form 20-F and that it has duly caused and authorized the undersigned to sign this Form 20-F on its behalf.

ADIRA ENERGY LTD.

Per:	/s/ Ilan Diamond
Name:	Ilan Diamond
Title:	Chief Executive Officer

Date:	January 15, 2010

0