Form 20-F
period 2010-09-30
Adira Energy Ltd.
filed 2011-02-03
CIK 1109504

UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

FORM 20-F

(Mark One)

[   ] REGISTRATION STATEMENT PURSUANT TO SECTION 12(b) OR (g) OF THE SECURITIES EXCHANGE ACT OF 1934

OR

[X] ANNUAL REPORT PURSUANT TO SECTION 13 OR 15(d) OF THE SECURITIES EXCHANGE ACT OF 1934
For the fiscal year ended September 30, 2010

OR

[   ] TRANSITION REPORT PURSUANT TO SECTION 13 OR 15(d) OF THE SECURITIES EXCHANGE ACT OF 1934

OR

[   ] SHELL COMPANY REPORT PURSUANT TO SECTION 13 OR 15(d) OF THE SECURITIES EXCHANGE ACT OF 1934

COMMISSION FILE NUMBER: 000-30087

ADIRA ENERGY LTD.
(Exact name of Registrant as specified in its charter)

Not applicable
(Translation of Registrant’s name into English)

Canada
(Jurisdiction of incorporation or organization)

120 Adelaide Street West, Suite 1204
Toronto, Ontario, Canada, M4V 3A1
(Address of principal executive offices)

Alan Friedman
120 Adelaide Street West, Suite 1204
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

N/A
(Title of Class)

The number of outstanding shares of each of the issuer’s classes of capital or common stock as of September 30, 2010 was 62,640,001 common shares.

Indicate by check mark if the registrant is a well-known seasoned issuer, as defined in Rule 405 of the Securities Act.
Yes [   ]    No [X]

If this report is an annual or a transition report, indicate by check mark if the registrant is not required to file reports pursuant to Section 13 or 15(d)   of the Securities Exchange Act of 1934.
Yes [   ]    No [X]

Indicate by check mark whether the registrant (1) has filed all reports required to be filed by Section 13 or 15(d) of the Securities Exchange Act of 1934 during the preceding 12 months (or for such shorter period that the registrant was required to file such reports), and (2) has been subject to such filing requirements for the past 90 days.
Yes [X]     No [   ]

Indicate by check mark whether the registrant is a large accelerated filer, an accelerated filer, or a non-accelerated filer. See definition of “accelerated filer and large accelerated filer” in Rule 12b-2 of the Securities Exchange Act. (Check one):

Large accelerated filer [   ]           Accelerated filer [   ]           Non-accelerated filer [X]

Indicate by check mark which basis of accounting the registrant has used to prepare the financial statements included in this filing:

U.S. GAAP [ ]	International Financial Reporting Standards as issued by the International Accounting Standards Board [ ]	Other [X]

If “Other” has been checked in response to the previous question, indicate by check mark which financial statement item the registrant has elected to follow.
Item 17 [X]    Item 18 [   ]

If this is an annual report, indicate by check mark whether the registrant is a shell company (as defined in Rule 12b-2 of the Securities Exchange Act).
Yes [   ]     No [X]

__________

2

__________

3

GENERAL

This Form 20-F is filed as an annual report under the Exchange Act.

In this Form 20-F, references to:

“Adira” means Adira Energy Ltd, a Canadian federal corporation (formerly AMG Oil Ltd.)

“Adira Group” means Adira Energy Ltd (formerly AMG Oil Ltd.) together with its wholly owned subsidiaries Adira Energy Holdings Corp., Adira Energy Israel Ltd., Adira Energy Israel Services Ltd. and Adira Oil Technologies Ltd. and its 60% subsidiary, Adira Geo Global Ltd.

“Adira Energy” means Adira Energy Holdings Corp., an Ontario corporation (formerly Adira Energy Corp.)

“Adira Israel” means Adira Energy Israel Ltd., an Israel corporation

“Adira Services” means Adira Energy Israel Services Ltd., an Israel corporation

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

Except as noted, the information set forth in this Form 20-F is as of September 30, 2010 and all information included in this document should only be considered correct as of such date.

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

ITEM 1 - IDENTITY OF DIRECTORS, SENIOR MANAGEMENT AND ADVISERS

Not applicable

ITEM 2 - OFFER STATISTICS AND EXPECTED TIMETABLE

Not applicable

ITEM 3 - KEY INFORMATION

A.             Selected Financial Data

Adira Energy

On August 31, 2009, Adira acquired Adira Energy by issuing 39,040,001 common shares of Adira to Adira Energy’s shareholders on a one for one basis. As the shareholders of Adira Energy obtained control of Adira, the share exchange is considered to be a reverse takeover transaction. Accordingly, for accounting purposes Adira Energy is the acquirer.

The selected historical information presented in the table below for the year ended September 30, 2010 is derived from the audited consolidated financial statements of Adira for such period. The selected historical financial information presented in the table below for the 175-day period ended September 30, 2009,comprises the operating data of Adira Energy and its subsidiary companies from April 8, 2009 (date of incorporation of Adira Energy) and that of Adira (formerly AMG Oil Ltd) from September 1, 2009. The selected historical information for each of the fiscal years ended September 30, 2008, 2007 and 2006 is derived from the audited consolidated financial statements of Adira (formerly AMG Oil Ltd) for those periods. The audited financial statements of Adira (formerly AMG Oil Ltd) for the fiscal years ended September 30, 2008, 2007 and 2006 are included in its annual report on Form 20-F for the year ended September 30, 2008. The selected financial information presented below should be read in conjunction with the audited consolidated financial statements and the notes thereto of Adira Group, and with the information appearing under the headings, “Information on the Company” and “Operating and Financial Review and Prospects”.

Under Canadian GAAP (in US$)

		As at September 30
	2010	2009	2008	2007	2006
	$	$	$	$	$
Balance Sheet Data
Cash and Cash Equivalents	357,560	2,354,628	1,104,364	1,318,132	1,348,282
Working Capital	800,999	2,250,066	1,062,473	1,307,442	1,332,922
Total Assets	1,786,898	2,756,305	1,104,471	1,318,282	1,348,282
Total Liabilities	568,912	126,977	41,998	10,690	15,360
Total Shareholders’ Equity	1,217,986	2,629,328	1,062,473	1,307,592	1,332,922

	Year ended	175-Day
	September,	Period
	30	Ended
September,
		30	As at September 30
	2010	2009	2008	2007	2006
	$	$	$	$	$
Operating Data
Revenues	912,597	-	-	-	-

	Year ended	175-Day
	September,	Period
	30	Ended
		September,
		30	As at September 30
	2010	2009	2008	2007	2006
	$	$	$	$	$

Expenses	2,939,868	(1,383,335)	(322,720)	(90,640)	(68,046)
Other Items	(5,822)	14,708	-	-	-
Net Loss from Continuing Operations	(2,033,093)	(1,368,627)	(282,659)	(25,330)	(36,173)
Net and Comprehensive Loss	(2,033,093)	(1,368,627)	(282,659)	(25,330)	(36,173)
Basic Loss per Share
- From Continuing Operations	(0.05)	(0.05)	(0.01)	(0.00)	(0.00)
- From Discontinued Operations	(0.00)	(0.00)	(0.00)	(0.00)	(0.00)

We have never declared or paid any cash or other dividends.

Exchange Rate

The exchange rate between the Canadian dollar and the U.S. dollar was CDN$0.9970 per US$1.00 (or US$1.003 per CDN$1.00) as of February 2, 2011.

The average exchange rates for the financial years listed above (based on the average exchange rate for each period using the average of the exchange rates on the last day of each month during the period in accordance with the exchange rates provided by the Bank of Canada, are as follows:

	2010	2009	2008	2007	2006
Year End	1.029	1.0722	1.2180	0.9913	1.1654
Average	1.0331	1.1788	1.0660	1.0748	1.1341
High	1.0848	1.3000	1.3008	1.1878	1.1794
Low	0.9931	1.0338	0.9711	0.9066	1.0948

The high and low exchange rates between the Canadian dollar and the U.S. dollar for the past six months (provided by the Bank of Canada) are as follows:

Month	Exchange rate CDN$ per US$1.00
	High	Low
January 2011	1.0131	0.9993
December 2010	1.0216	0.9931
November 2010	1.0286	0.998
October 2010	1.0374	0.9986
September 2010	1.0604	1.0126
August 2010	1.0674	1.0108

B.             Capitalization and Indebtedness

Not Applicable

C.             Reasons for the Offer and Use of Proceeds

Not applicable.

D.             Risk Factors

An investment in our Securities is highly speculative and involves a high degree of risk. Our Company may face a variety of risks that may affect our operations or financial results and many of those risks are driven by factors that we cannot control or predict. Before investing in our Company’s Securities Investors should carefully consider the following risks. If any of the following risks actually occurs, our Company’s business, prospects, financial condition and results of operations could be materially adversely affected. In that case, investors may lose all or a part of their investment.

Risks Associated with the Company

Our independent auditors have referred to circumstances which might result in doubt about our ability to continue as a going concern, which may hinder our ability to obtain future financing.

Adira incurred a net loss of $2,033,093 for the period ended September 30, 2010. At September 30, 2010, Adira had an accumulated deficit of $3,401,720. These circumstances raise doubt about our ability to continue as a going concern, as described in the Note 1 to our consolidated financial statements for the period ended September 30, 2010, which are included herein. Although our consolidated financial statements refer to circumstances which might raise doubt about our ability to continue as a going concern, they do not reflect any adjustments that might result if we are unable to continue our business.

We are an early-stage oil and gas exploration company without revenues. Our ability to continue in business depends upon our continued ability to obtain significant financing from external sources and the success of our exploration efforts and any production efforts resulting therefrom, none of which can be assured.

We are an early-stage oil and gas exploration company without any significant revenues, and there can be no assurance of our ability to develop and operate our projects profitably. We have historically depended entirely upon capital infusion from the issuance of equity securities to provide the cash needed to fund our operations, but we cannot assure you that we will be able to continue to do so. Our ability to continue in business depends upon our continued ability to obtain significant financing from external sources and the success of our exploration efforts and any production efforts resulting therefrom. Any reduction in our ability to raise equity capital in the future would force us to reallocate funds from other planned uses and could have a significant negative effect on our business plans and operations, including our ability to continue our current exploration activities.

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

We have had negative cash flows from operations, and there is no assurance that our current resources will be sufficient to fund our operations on an ongoing basis. Our business operations may fail if our actual cash requirements exceed our estimates and we are not able to obtain further financing.

We will require significant capital to complete our seismic surveys, drill test wells, and to build the necessary infrastructure to commence operations if our exploration activities result in the discovery of sufficient oil and gas reserves to justify their exploitation and development.

Our Company has had negative cash flows from operations. Since inception, we have not earned any significant revenues from operations, and due to the length of time between the discovery of oil and gas reserves and their exploitation and development, we do not anticipate earning significant revenues from operation in the near future.

We have incurred and will continue to incur significant expenses. As at September 30, 2010, we had cash and equivalents on hand of $ 357,560. We have sufficient funds to complete preliminary exploration on our Hula property in Israel, as outlined in the plan of operations described herein as well as to commence preliminary exploration on all of our offshore licenses. However, we anticipate that we will have to seek additional financing to fund the advanced exploration on our assets, if warranted. Further, we cannot assure you that our actual cash requirements will not exceed our estimates, and in any case we will require additional financing to bring our interests into commercial operation, finance working capital, meet our contractual minimum expenditures and pay for operating expenses and capital requirements until we achieve a positive cash flow. Additional capital also may be required in the event we incur any significant unanticipated expenses.

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

All of our assets are located outside the United States. In addition, some of our directors and officers are nationals and/or residents of countries other than the United States, and all or a substantial portion of such persons’ assets are located outside the United States. As a result, it may be difficult for investors to enforce within the United States any judgments obtained against us or our officers or directors, including judgments predicated upon the civil liability provisions of the securities laws of the United States or any state thereof. Consequently, you may be effectively prevented from pursuing remedies under United States federal securities laws against them.

As a holding company, our ability to make payments depends on the cash flows of our subsidiaries and our ability to raise financing

We are a holding company and conduct substantially all of our operations through subsidiaries incorporated outside North America. We have no direct operations and no significant assets other than the shares of our subsidiaries.

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

Current global financial conditions have been characterized by increased volatility and several financial institutions have either gone into bankruptcy or have had to be rescued by governmental authorities. Access to public financing and bank credit has been negatively impacted by both the rapid decline in value of sub-prime mortgages and the liquidity crisis affecting the asset-backed commercial paper market. These and other factors may affect our ability to obtain equity or debt financing in the future on favorable terms. Additionally, these factors, as well as other related factors, may cause decreases in our asset values that may be other than temporary, which may result in impairment losses. If such increased levels of volatility and market turmoil continue, or if more extensive disruptions of the global financial markets occur, our operations could be adversely impacted and the market value of our Common Shares may be adversely affected.

Currency fluctuations could have an adverse effect on our business.

Our earnings and cash flow may also be affected by fluctuations in the exchange rate between the U.S. dollar and other currencies, such as the New Israeli Shekel, the Canadian dollar and to a limited extent, the Euro. Our consolidated financial statements are expressed in U.S. dollars. Our sales of oil and gas, if any, will be denominated in U.S. dollars, while exploration costs and operating costs are, in part, denominated in Israel Shekels, U.S. dollars and Canadian dollars

Fluctuations in exchange rates between the U.S. dollar and other currencies may give rise to foreign exchange currency exposures, both favorable and unfavorable, which have materially impacted and in the future may materially impact our future financial results. We do not utilize a hedging program to limit the adverse effects of foreign exchange rate fluctuations.

Conditions in Israel may affect our operations.

Our subsidiaries conduct their principal operations in Israel, and therefore are directly affected by the political, economic, and military conditions affecting Israel and the Middle East. Armed conflicts between Israel and its neighboring countries and territories occur periodically and a protracted state of hostility, varying in degree and intensity over time, has in the past led to security and economic difficulties for Israel.

These hostilities, any escalation thereof or any future armed conflict or violence in the region, could adversely affect our subsidiaries’ operations. In addition, we could be adversely affected by other events or factors affecting Israel such as the interruption or curtailment of trade between Israel and its present trading partners, a significant downturn in the economic or financial condition of Israel, a significant downgrading of Israel’s international credit rating, labor disputes and strike actions and political instability.

Certain of the Company’s Exploration Areas are subject to Contractual Agreements with Land Lessors.

Certain of the areas on which the Company conducts exploration, such as the Kibbutz Neot Mordechai portion of the Eitan License area, are subject to contractual agreements with landowners. These agreements are subject to governmental approval (See Risk Factor on ability to maintain necessary licenses) and certain terms and conditions imposed by the lessor. In the event that a discovery of oil and gas is made, the owner has the ability to negotiate terms further which could increase costs to the Company and could prevent viable extraction.

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

We cannot be certain that current expected expenditures and completion/testing programs will be realized.

We believe that the costs used to prepare internal budgets are reasonable, however, there are assumptions, uncertainties, and risk that may cause our allocated funds on a per well basis to change as a result of having to alter certain activities from those originally proposed or programmed to reduce and mitigate uncertainties and risks. These assumptions, uncertainties, and risks are inherent in the completion and testing of wells and can include but are not limited to: pipe failure, casing collapse, unusual or unexpected formation pressure, environmental hazards, and other operating or production risk intrinsic in oil and or gas activities. Any of the above may cause a delay in the Company’s completion program and its ability to determine reserve potential.

Risks Associated with Our Business

We have not discovered any oil and gas reserves, and we cannot assure you that that we or our venture ever will.

We are in the business of exploring for oil and natural gas, and the development and exploitation of any significant reserves that are found. Oil and gas exploration involves a high degree of risk that the exploration will not yield positive results. These risks are more acute in the early stages of exploration. We have not discovered any reserves, and we cannot guarantee you that we ever will. Even if we succeed in discovering oil or gas reserves, these reserves may not be in commercially viable quantities or locations. Until we discover such reserves, we will not be able to generate any significant revenues from their exploitation and development. If we are unable to generate revenues from the development and exploitation of oil and gas reserves, we will be forced to change our business or cease operations.

We might incur additional debt in order to fund our exploration and development activities, which would continue to reduce our financial flexibility and could have a material adverse effect on our business, financial condition or results of operation.

It is possible that we might incur debt in order to fund its exploration and development activities, which would continue to reduce our financial flexibility and could have a material adverse effect on our business, operations and results of operations and financial condition. General economic conditions, oil and gas prices and financial, business and other factors affect our operations and future performance. Many of these factors are beyond our control. No assurances can be made that we will be able to generate sufficient cash flow to pay the interest on its debt or that future working capital, borrowings or equity financing will be available to pay or refinance such debt. Factors that will affect its ability to raise cash through an offering of Common Shares or other types of equity securities, or a refinancing of debt include financial market conditions, the value of its assets and performance at the time we need capital.

No assurances can be made that we will have sufficient funds to make such payments. If we do not have sufficient funds and are otherwise unable to negotiate renewals of our borrowings or arrange new financing, we might be required to sell significant assets. Any such sale could have a material adverse effect on our business, financial condition and results of operations.

Our assets and operations are subject to government regulation in Israel.

Our interests and operations in Israel may be affected in varying degrees by government regulations relating to the oil and gas industry. Any changes in regulations or shifts in political conditions are beyond the control of the Company may adversely affect our business. Our operations may be affected in varying degrees by new government regulations and changes to existing regulations, including those with respect to restrictions on exploration and production, price controls, export controls, income taxes, employment, land use, water use, environmental legislation and safety regulations. The recent recommendations of the Sheshinski Committee, a government appointed committee in Israel were published on how to tax oil and gas exploitation in Israel. They include increasing the aggregate government take from future oil and gas revenues from approximately 30% today to between 50%-63% including royalties which will remain unchanged at 12.5% . If these recommendations are ultimately adopted by the Israeli Knesset, it could have a material adverse effect on our business, financial condition and results of operations.

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

We might not be able to determine reserve potential, identify liabilities associated with the properties or obtain protection from sellers against them, which could cause us to incur losses.

Although we believe we have reviewed and evaluated our properties in Israel in a manner consistent with industry practices, such review and evaluation might not necessarily reveal all existing or potential problems. This is also true for any future acquisitions made by us. Inspections may not always be performed on every well, and environmental problems, such as groundwater contamination, are not necessarily observable even when an inspection is undertaken.

Even when problems are identified, a seller may be unwilling or unable to provide effective contractual protection against all or part of those problems, and we often assume environmental and other risks and liabilities in connection with the acquired properties.

You should not place undue reliance on reserve information because reserve information represents estimates, and our seismic surveying is still in the preliminary stages.

There are numerous uncertainties inherent in estimating quantities of proved reserves and cash flows from such reserves, including factors beyond our control and the control of engineers. Reserve engineering is a subjective process of estimating underground accumulations of oil and natural gas that cannot be measured in an exact manner. The accuracy of an estimate of quantities of reserves, or of cash flows attributable to these reserves, is a function of many factors, including, but not limited to, the following:

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

If our exploration activities result in the discovery of oil and gas reserves, and if we are able to successfully develop and exploit such reserves, we will have to make arrangements for storage and distribution of oil and gas. We would have to rely on local infrastructure and the availability of transportation for storage and shipment of oil and gas products, but any readily available infrastructure and storage and transportation facilities may be insufficient or not available at commercially acceptable terms. The marketability of our production depends in part upon the availability, proximity, and capacity of oil and natural gas pipelines, crude oil trucking, natural gas gathering systems and processing facilities. This could be particularly problematic to the extent that operations are conducted in remote areas that are difficult to access, such as areas that are distant from shipping or pipeline facilities. Furthermore, weather conditions or natural disasters, actions by companies doing business in one or more of the areas in which we or our venture will operate, or labor disputes may impair the distribution of oil and gas. In addition, Israel has little or no storage capacity and the currently available distribution infrastructure is limited. These factors may affect the ability to explore and develop properties and to store and transport oil and gas and may increase our expenses to a degree that has a material adverse effect on operations.

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

Our success depends on our ability to attract and retain qualified personnel

Recruiting and retaining qualified personnel is critical to our success. The number of persons skilled in the acquisition, exploration and development of oil and gas properties is limited and competition for such persons is intense. As our business activity grows, it will require additional key financial, administrative and mining personnel as well as additional operations staff. Although we believe that we will be successful in attracting, training and retaining qualified personnel, there can be no assurance of such success. If we are not successful in attracting and training qualified personnel, the efficiency of our operations could be affected, which could have an adverse impact on our future cash flows, earnings, results of operations and financial condition. Our development now and in the future will also depend on the efforts of key management figures. The loss of any of these key people could have a material adverse effect on our business. We do not currently maintain key-man life insurance on any of our key employees.

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

If we develop and exploit oil and gas reserves, those operations will be subject to the customary hazards of recovering, transporting and processing hydrocarbons, such as fires, explosions, gaseous leaks, migration of harmful substances, blowouts and oil spills. An accident or error arising from these hazards might result in the loss of equipment or life, as well as injury, property damage or other liability. We cannot assure you that we will obtain insurance on reasonable terms or that any insurance we may obtain will be sufficient to cover any such accident or error. Our operations could be interrupted by natural disasters or other events beyond our control. Losses and liabilities arising from uninsured or under-insured events could have a material adverse effect on our business, financial condition and results of operations.

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

Our operations require licenses, permits and in some cases renewals of licenses and permits from various governmental authorities. Specifically, the licenses awarded to us by the Government of Israel have terms of three years and must be renewed in order to extend the license beyond this initial term. Among other factors, our ability to obtain, sustain or renew such licenses and permits on acceptable terms is subject to change in regulations and policies and to the discretion of the applicable governments. Our inability to obtain, maintain or acquire extensions for these licenses or permits could hamper our ability to produce revenues from operations. Other oil and gas companies may seek to acquire property leases and licenses that we will need to operate our business. This competition has become increasingly intense as the price of oil on the commodities markets has risen in recent years. This competition may prevent us from obtaining licenses we deem necessary for our business, or it may substantially increase the cost of obtaining these licenses.

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

Our interests may be affected by political and economic upheavals. Although we currently operate in jurisdictions that welcome foreign investment and are generally stable, there is no assurance that the current economic and political situation in these jurisdictions will not change drastically in coming years. Local, regional and world events could cause the jurisdictions in which we operate to change the mining laws, tax laws, foreign investment laws, or to revise their policies in a manner that renders our current and future projects non-economic.

We may enter into hedging agreements but may not be able to hedge against all such risks.

If we are able to discover commercially exploitable quantities of oil or gas and is able to enter into commercial production, from time to time we may enter into agreements to receive fixed or a range of prices on its oil and natural gas production to offset the risk of revenue losses if commodity prices decline; however, if commodity prices increase beyond the levels set in such agreements, we will not benefit from such increases. Similarly, from time to time we may enter into agreements to fix the exchange rate of certain currencies to US dollars in order to offset the risk of revenue losses if the other currencies increase in value compared to the US dollar; however, if other currencies decline in value compared to the US dollar, we will not benefit from the fluctuating exchange rate. In addition to the potential of experiencing an opportunity cost, other potential costs or losses associated with hedging include the risk that the other party to a hedge transaction does not perform its obligations under a hedge agreement, the hedge is imperfect or our hedging policies and procedures are not followed.

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

To the extent that we establish natural gas and oil reserves, we will be required to replace, maintain or expand these natural gas and oil reserves in order to prevent reserves and production from declining, which could adversely affect cash flows and income.

In general, production from natural gas and oil properties declines over time as reserves are depleted, with the rate of decline depending on reservoir characteristics. If we establish reserves, of which there is no assurance, and is not successful in its subsequent exploration and development activities or in subsequently acquiring properties containing proved reserves, its proved reserves will decline as reserves are produced. Our future natural gas and oil production is highly dependent upon its ability to economically find, develop or acquire reserves in commercial quantities.

To the extent cash flow from operations is reduced, either by a decrease in prevailing production volume prices for natural gas and oil or an increase in finding and development costs, and external sources of capital become limited or unavailable, our ability to make the necessary capital investment to maintain or expand its asset base of natural gas and oil reserves would be impaired. Even with sufficient available capital, its future exploration and development activities may not result in additional proved reserves, and we might not be able to drill productive wells at acceptable costs.

Risks Associated with our Common Shares

We may be classified in the future as a passive foreign investment company, or PFIC, for United States tax purposes, which will have adverse tax consequences for all United States holders of our shares.

We do not believe that we are a PFIC in 2010. However, we may, in the future, be classified for United States income tax purposes as a passive foreign investment company. This means that any dividends we pay you will be taxed as ordinary income and not at preferential qualifying dividend tax rates, and upon any sale of our Common Shares, any capital gain will be taxed as ordinary income and not at preferential capital gains rates.

This will continue to be true even after we commence active operations. See discussion in Item 10E “United States Tax Consequences”. The exercise of all or any number of outstanding warrants or stock options, the issuance of any annual bonus shares, the award of any additional options, bonus shares or other stock-based awards or any issuance of shares to raise funds or acquire a business may dilute your Common Shares.

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

Any additional issuance of shares or decision to enter into joint ventures with other parties to raise financing or acquire other businesses through the sale of equity securities, may dilute our investors’ interests in the Company, and investors may suffer dilution in their net book value per share depending on the price at which such securities are sold. Such issuance may cause a reduction in the proportionate ownership and voting power of all other shareholders. The dilution may result in a decline in the price of our Common Shares or a change in the control of the Company.

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

The value of securities issued by us might be affected by matters not related to own operating performance for reasons that include the following:

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

ITEM 4               INFORMATION ON THE COMPANY

We are a Canadian corporation governed under the Canada Business Corporations Act (the “CBCA”) which conducts business as an oil and gas exploration company with operations in the State of Israel. We have been granted the following petroleum licenses from the State of Israel:

  Eitan License No. 356, or Eitan License- covering 31,060 acres (125.7 sq.km.) in the Hula Valley located in Northern Israel. The license was issued in December, 2008 for an initial three year period and may be renewed upon fulfillment of certain conditions for a further four year period;
  Gabriella License No. 378 or Gabriella License - covering 97,000 acres (392 sq. km.) approx. 10km offshore Israel between Netanya and Ashdod. The license was issued in July, 2009 for an initial three year period and may be renewed upon fulfillment of certain conditions for a further four year period;
  Yitzhak License No.380 or Yitzhak License- covering 31,555 acres (127.7 sq.km) approx. 17km offshore Israel between Hadera and Netanya, directly to the North of and contiguous to Gabriella. The license was issued in October, 2009 for an initial three year period and may be renewed upon fulfillment of certain conditions for a further four year period; and
  Samuel License No. 388, or Samuel License – covering 88,708 acres (359 sq. km) approx.17 km offshore Israel adjacent to the shoreline between the City of Ashkelon in the South and the City of Rishon Le’tziyon in the North. The license was issued on August 1, 2010 to a consortium led by us (through our subsidiaries, Adira Oil Technologies Ltd. (100% owned) and Adira Geo Global Ltd (60% owned – the remaining 40% is held by GeoGlobal Resources (Barbados) Inc., an unrelated party).

Our Gabriella License, Yitzhak and Samuel Licenses are collectively referred to as our “Offshore Licenses”.

All of the licenses are subject to 12.5% royalty payable to the government of Israel.

In addition, we have a right to farm in to 70% of the Notera License which is approximately 19,000 acres and contiguous and directly to the south of the Eitan License and as well as an option to acquire a 5% participating interest in each of the Myra and Sara Licenses, both offshore Israel licenses.

For more information, see Item 4 B below “Onshore Licences” and Offshore Licences”.

Our business plan is to carry out exploration activities on our Eitan License in order to assess the existence of commercially exploitable quantities of natural gas. In addition, we also plan to conduct evaluation work on each of the Offshore Licenses to establish whether exploration is justified. We presently do not produce any oil or gas and do not earn any significant revenues.

A.             History and Development of the Company

Name

Our legal and commercial name is Adira Energy Ltd.

Principal Office

Our principal office is located at 120 Adelaide Street West, Suite 1204S, Toronto, Ontario, Canada, M4V 3A1. Our telephone number is (416) 250-6500.

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

The Company’s common shares remain registered under Section 12(g) of the Exchange Act after completion of the continuation as a result of the operation of Rule 12g-3 of the Exchange Act. The Company’s current trading symbol on the OTCBB is “ADENF”. The Company’s current trading symbol on the TSXV is “ADL”.

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

Immediately prior the acquisition, Adira Energy completed a private placement (“Adira Energy Private Placement”) of 7,600,000 units (“Units”) at a price of $0.25 per Unit. Sandfire Securities Inc. acted as lead agent to Adira Energy in connection with the Adira Energy Private Placement. Each Unit was comprised of one common share of Adira Energy and one-half of one share purchase warrant. The common shares and share purchase warrants issued by Adira Energy were exchanged concurrently with the closing of the Acquisition. Each resulting share purchase warrant entitles the holder to purchase one additional common share of the Company at the exercise price of $0.50 per share for a two year period following closing, expiring on August 31, 2011. In connection with the Adira Energy Private Placement, 500,770 compensation warrants were issued to agents who will entitle the holders thereof to purchase an equal amount of common shares of the Company at the exercise price of $0.25 per common share for a two year period following closing expiring on August 31, 2011.

Concurrent with the completion of the Acquisition, Michael Hart, Michael Murphy and John Campbell, resigned from the board of Adira and Dennis Bennie (Chair), Glen Perry, Alan Friedman and Ilan Diamond (CEO) were appointed as the new directors of Adira.

In September 2009, Adira completed a private placement of an additional 400,000 Units on a non-brokered basis (the “September Private Placement”) at a price of $0.25 per Unit. Each Unit comprised of one common share of Adira Energy and one-half of one share purchase warrant. After deducting commissions payable in connection with the September Private Placement, we raised an aggregate of $100,000 in the September Private Placement.

On September 23, 2009, we completed a private placement of an additional 400,000 Units on a non-brokered basis at a price of $0.25 per Unit for aggregate gross proceeds of $100,000. Each Unit comprised of one common share of Adira Energy and one-half of one share purchase warrant

On November 22, 2010 we completed a financing for gross proceeds of $11,000,000 (“Adira Financing”). Pursuant to the Adira Financing, we issued 27,500,000 subscription receipts which upon fulfillment of certain conditions were automatically exercised into 27,500,000 Common Shares and 13,750,000 warrants. Each whole warrant will be exercisable for a term of three years from the date of issuance at an exercise price of $0.55. In addition, we issued warrants to certain parties, in conjunction with the Adira Financing. Each such warrant is exercisable into one Common Share for up to three years from the date of closing of the Adira Financing at an exercise price of $0.40. BRM Group Ltd., a private investment company, or BRM, invested $4,000,000 as part of the Adira Financing. 1,101,750 of the above warrants were issued to DS Apex Mergers & Acquisitions Ltd., which is 60% owned by BRM in consideration for placement services provided to us in connection with the Adira Financing – see Item 10C "Material Contracts"

On December 2, 2010, our common shares commenced trading on the TSX Venture Exchange (the “TSXV”) following approval of its listing in November 2010.

Prior Operations of Adira

We were previously engaged in the acquisition and, formerly, exploration of resource properties.

We were inactive for approximately four years prior to our acquisition of Adira Energy in 2009 and were considered a “shell” company within the meaning assigned to that term in Rule 12b-2 of the Exchange Act because we had no operations and our assets consisted solely of cash. Prior to this four-year period, we had conducted oil and gas exploration activities in New Zealand but withdrew from the permit and assigned our interest to other participants in the permit during the 2003 fiscal year.

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

Reporting Issuer Status under Canadian Securities Laws

On February 1, 2006, the British Columbia Securities Commission granted our application to be designated as a reporting issuer under the Securities Act (British Columbia). Accordingly, we and our insiders became subject to the continuous disclosure requirements under the securities laws of the Province of British Columbia, Canada. The Company received final approval for listing on the TSXV on December 1, 2010 and on December 2, 2010, our common shares commenced trading on the TSXV.

Capital Expenditures and Divestitures

During the last three fiscal years ended September 30, 2010, we incurred capital expenditures in the amount of $848,945.These anticipated expenditures related mainly to our drilling exploration program in connection with our Hula Valley property in Israel.

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

B.             Business Overview

Below is a map showing the location of our Onshore and Offshore Licences.

Onshore Licences

     Eitan License

Through our subsidiaries, we were granted the Eitan License from the State of Israel on December 15, 2008. The original term of the Eitan License is three years; however, the term is may be extended for an additional four years under Israeli Petroleum Law, 5712 – 1952, or the Petroleum Law. The area of the permit is approximately 125.7 square kilometers. We have a 100% working interest in the Eitan License and all wells.

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

The Eitan License area forms part of the lands on which Kibbutz Neot Mordechai is situated (as a long term lease agreement between the Kibbutz Neot Mordechai and the Israel Lands Authority). This is the area on which the Company anticipates focusing its work program for the next 18 months. We have secured access to the land through an agreement with Kibbutz Neot Mordechai dated April 12, 2010, or the Kibbutz Agreement.

The agreement provides us with access to certain mapped areas for 12 months from the date the Israel Lands Administration, or ILA, approves the Kibbutz Agreement, with an option to extend for an additional 12 months on 3 months’ notice and, if gas is found on the subject land, both parties agree to negotiate in good faith to reach terms of agreement with respect to the land, provided that we cannot be prevented by using the land to produce gas on a commercial basis subject to the terms of the Kibbutz Agreement. Pursuant to the Kibbutz Agreement, we agreed: (i) to use the land in such a way to allow continuing agricultural use for the extent possible and to reduce disturbance, to close and seal 3 of the existing seven drill holes, fence off the land, take responsibility for damages, pay for water usage and restore the land to its former condition and (ii) to pay a fee for use to be determined by an agreed upon land appraiser and compensate the lessor for its project neighbourhood development in the event that gas is found. Following receipt of the ILA approval in September 2010, a contract was entered into between us and ILA on October 7, 2010 and we made the required statutory payment and posted a restoration bond and have now fulfilled all requirements regarding this approval. All other approvals required under the Kibbutz Agreement have been obtained.

Eitan License Rights

Subject to the provisions of Israeli Petroleum Law, 5712-1952, the Eitan License confers upon the Company the right:

  to explore for petroleum in the licensed area;
  the right to do exploration work outside the licensed area bearing on the petroleum prospects of the licensed area, to such extent and subject to such conditions as the Israeli Petroleum and Mining Commissioner, or, the Commissioner, may prescribe;
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

•

The Company shall commence petroleum exploration within four months from the day on which the Eitan License is granted and shall continue the same with due diligence as long as the Eitan License is in force.

•

The Company shall commence test drilling on the date prescribed therefore in the conditions of the license and not later than two years following the grant of the license and shall continue such drilling with due diligence until he makes a discovery. The interval between the completion of the drilling of one well and the commencement of the drilling of another well shall not exceed four months.

•

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

•

Within one month after the expiration of every three months period from the grant of the Eitan License onwards, the Company is required to deliver to the Commissioner a report, in duplicate, on the exploration work done by him under the License during the three months, setting out:

	•	the nature, extent, location and results of the exploration work;

	•	particulars of the expenditure incurred in respect of the exploration work;

	•	results and evaluations of the geological, geophysical, engineering and technical work done and the basic data on which those results and evaluations are based; and

	•	data, considerations and causes determining the location of petroleum drillings.

	•	the Company has submitted the first two quarterly reports.

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

•

Within fifteen days after the completion of a petroleum well, whether as a producing well or a dry hole, and within fifteen days after the completion of any further work at an old drill hole, the Company, as the holder of the petroleum right, shall submit to the Commissioner a completion report showing:

	•	the depth and the casing and cementing record of the well;

	•	copies of all drillers’ daily reports, drilling time, sample, electro and other logs kept;

	•	the results of all well tests, including wellhead and bottom hole pressures obtained;

	•	all core analyses made and all interpretations thereof made by or for the holder;

	•	the completion record of the well if it was completed as a producing well; and

	•	the plugging and abandonment record of the well if it has been abandoned, such record being signed and certified by the person responsible for the plugging.

The report shall be accompanied by samples taken of strata penetrated and analyses of such samples and samples of all fluids entering the well with the depths and geological horizons at which they were found and analyses of all such fluids.

Recommended Exploration Program

The target of our exploration activities is the Esther field which is located within the area covered by the Eitan License, or the Esther Field. On the Esther Field, shallow gas and coal-bed methane, or CBM, from the prior drilling of a total of 45 wells (see below) has been identified. We have determined, based on the recommendations of an independent technical report, to pursue a re-entry program to work-over and test the shallow gas in two to three of the previously drilled shallow gas wells. If the testing of the shallow gas is successful, we plan to then design a development program based on the local market demands for the gas. For the CBM, it is recommended to test the selected shallow coal seams from 445 to 489 meters in the Esther #2 well with a stimulation program (hydraulic fracture treatment using foam or water). If the testing of the CBM is successful, a development program can be designed in conjunction with the seismic data acquisition program in order to determine the areal extent of the CBM in the area. We plan to undertake the plan of operations provided below in order to carry out these recommendations.

Plan of Operations for the Eitan License

The plan of operations and associated cost estimate of the work program on the Eitan License is as follows:

Activity	Cost	Status
Acquire 10 to 20 km of 2-D seismic survey, processing and interpretation	$ 150,000	Not yet commenced
CBM: Re-entry, stimulate and test Esther #1 well with TD of 1,293 meters (500 meter section-coal seam)	$ 225,000	Completed
CBM: Re-entry, stimulate and test Esther #2 well with TD of 525 meters (500 meter section-coal seam)	$ 220,000	Completed
CBM:
Drill and core, complete and test deep CBM well to 1050 meters. Core both 500 meter coals and 1000 meter coals with wireline core system. Perforate and complete by hydraulic fracturing 500 meter coal section	$ 660,000	In process
Conventional Well: Re-entry, complete and test Esther #3A well with TD of 952 meters (this well was recorded as a gas well) Test the D Sand (140m +/-)	$ 150,000	In process
Conventional Well: Drill, complete and test shallow sand well to 200 meters	$ 200,000	Completed
Total Estimate	$1,605,000

The current cost estimate includes mobilization and de-mobilization of a drilling/completion rig to the field in the Hula Valley.

In addition to the cost estimate of the work program on the Eitan License, as provided in the Eitan Technical Report, we expect to expend an additional $400,000 for evaluation and further development of the Eitan License. The work will include additional lab work, contracting additional consultants to evaluate test results, additional field work and ongoing dewatering of the wells.

Our plan of operations, including the projected timeframe and budget, are subject to change. Our board of directors may determine, based on the results of exploration activities or other identified opportunities, to change its plan of operations. In addition, the risks identified hereinafter (see “Risk Factors”) may result in delays and costs overruns, each of which could adversely impact on our ability to complete our plan of operations within the projected timeframes and within the budget.

We have commenced operations and have moved our drill rig and associated equipment onto site and commenced operations on its first of three workovers. These workovers will be completed in early January, 2011 and will then commence drilling and wireline coring operations on three new gas wells. This program is estimated to take three to four months to complete and will include desorption and adsorption analysis of key coal and shale intersect in the wells. Once this assessment is complete the study will provide an understanding of the gas contents, structure and economic feasibility of an unconventional resource play in the region.

Seismic Data

We have reprocessed 142.9 km of seismic data. The seismic surveys were acquired over the potential hydrocarbon traps in the central and southern part of the Hula Valley Basin. The areas include the central valley in the Neot Mordechai area where the Esther wells were drilled and the southern Agamon Natural Preserve area where the Notera, Gonen, and Suzie wells were drilled.

Exploration History

The presence of gas was first reported in 1950 during exploration of the valley for peat to be used for fuel. Early exploration focused on the lignite stringers. Twenty shallow boreholes were drilled ranging in depths from 72 meters (236 feet) to 175 meters (574 feet). The early exploration also defined three zones or levels: Shallow (surface to 200 meters (656 feet)), Medium (200 meters to 600 meters (656 to 1,968 feet)), and Deep (600 meters to 2,800 meters (1,968 feet to 9,186 feet)). These different levels were explored in four projects as follows:

1.

Notera Project between 1980 and 1982 - Notera-1 well, was drilled in 1980, and reached a depth of 505 meters (1,658 feet). Dry gas was discovered between 476 - 482 meters (1,562 – 1,581 feet) and the well was completed for production. The well was connected to Kibbutz Gonen in October, 1981 and 7 MMcf of gas were sold. Total production including testing and flaring was estimated to be 14.7 MMcf. The well died on September 7, 1982 probably due to the influx of water from what appeared to be a strong water drive confirmed by a constant bottom hole pressure of 674 psig throughout the life of the well. The Notera-2 well, also drilled in 1980, penetrated to a depth of 749 meters (2,457 feet). It discovered gas and the well tested in the interval 120 - 175 meters (394 –574 feet). After a long period of testing, it was considered non- commercial due to the large quantities of formation water produced. In 1981, Notera-3 well was drilled to a total depth of 2,786 meters (9,140 feet) but no gas was found. In 1982, Notera-6 well was drilled to a total depth of 560 meters (1,837 feet) but also found no commercial gas.

2.

Gonen Project in 1983 – 10 shallow wells were drilled based on the well data of Notera 6 because of the multi-stringers of sand between 450 and 550 meters (1,476 and 1,820 feet). None of these wells tested any commercial production rates.

3.	Susie Project from 1985 – 1986 – Three shallow wells of less than 150 meters were drilled in this area. Additional two wells were drilled but no success in finding commercial gas.

4.

ABJAC Operations between 1990 and 2002. Two structural traps were identified resulting in the drilling of the prospect in the Lily 1 well with a total depth of 1,260 meters (4,133 feet) but no commercial gas discovery. The Esther 1 and 2 wells were drilled to a total depth of 1,293 meters (4,244 feet) and 525 meters (1,722 feet) respectively. Both Esther 1 and 2 wells encountered numerous coal seams. Cores were taken to determine reservoir evaluation. Subsequent to the two Esther wells, nine more wells were drilled but no commercial gas discovery but encountered coal seams at various depths.

Exploration Summary

Most of the wells drilled in this area encountered gas. These wells varied in depth from 146 meters (479 feet) in Esther-4 well to the deepest at 2,786 meters (9,140 feet) in Notera-3 well. During the Notera project, all drilled wells were electrically logged with also conducted composite logs. A total of 42 gas exploration wells have been drilled in the Hula Valley. In addition, 20 unlisted lignite test boreholes were drilled to an average depth of 150 meters (~500 feet) and Naphtha drilled three structural boreholes. There were no absolute open flow tests or any extended tests to indicate or support a commercial discovery. However, coal seams have been identified in some of the wells to provide some data for potential coal-bed methane potentials.

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

Esther Field Gas Prospect

We received a technical report which has identified the Esther Field as a gas prospect. A total of 15 wells (1, 2, 3, 3A, 4, 4A, 5, 6, 6A, 7, 8, 8A, 11, 12 and 13) were drilled in the field with no commercial gas discovery in all depths due to completion and production problems. The gas potentials in the Esther Field can be divided into three segments according to depths. The shallow depth is around 200 meters (650 feet) between the surface and the top of the Yarda Basalt. The middle depth is the coal beds between 400 and 1,000 meters (1,300 and 3,280 feet). The deep depth is the limestone and fracture basalts from 1,000 to 4,000 meters (3,280 and 13,000 feet). The most prospective is the gas from the coal beds between the 400 and 1,000 meters and will be discussed in the section later. CBM wells get more expensive, generally, with depth and the gas contents generally also increase with depth, thus the economics tend to get tighter as CBM wells get deeper. The economics of the Estimated Ultimate Recovery (EUR) of a well become problematic with low EUR and production numbers from deeper wells and often deeper CBM fields cannot be economically developed without significant production and reserves.

The electric logs of Esther 1well have identified coal seams. To better understand CBM, tests were performed on coal samples from the continuously cored Esther 2, drilled as a twin to the Esther 1 that found coal in the Neot Mordechai area. The results were as follows:

Interval 339 - 354 meters (1,112 – 1,161 feet) had lignite or lignitic coals. Five distinct coal beds, separated by clayey marls and carbonaceous and fossiliferous silty clays, were recognized. Minor amounts of gas were observed bubbling from the coal when the core was removed from the core barrel. There is 8 – 17 meters of coal in this section.

Interval 390 - 407 meters (1,280 – 1,335 feet) was lignite. Seven distinct coal beds are within this unit. These coal beds, similar to the Unit A above are interbedded with clay and carbonaceous, fossiliferous marls. The coals have a high dirty ash with only one thin (0.05 m) clean coal seam. The coals are dull black and exhibit a minor amount of faulting. There was a noticeable increase in gas evolving from the coal upon removal from the core barrel when compared to Unit A. This section has 6 – 8 meters of coal.

Interval 445 - 490 meters (1,460 - 1,608 feet) showed an increase in rank and quality over the units above. This unit has eleven different coal seams, all sub-bituminous. A dramatic increase of evolving gas over the above units was observed when the core was removed from the core barrel. This section has by far the most coal with 16 – 26 meters.

Desorption tests revealed the cores had gas contents of over 200 standard cuft/ton in the sub-bituminous section from 445-489 meters while the shallower, less mature coals had somewhat less gas contents. The coals from 850-1,000 meters have not been cored and tested yet.

For the CBM, we plan to test the 500 meter coal section in both the Esther 1 and 2 with a stimulation program. Also, drill a CBM well to the 1000 meter coal section. A production test will be completed on the 500 meter coals and all the coals will cored. Analytical testing will include gas content, coal descriptions, desorption isotherms and relative permeability. Field testing will include reservoir pressure and permeability, water saturation, desorption and gas production. If the testing of the CBM is successful, a development program can be designed in conjunction with the seismic data acquisition program in order to determine the areal extent of the CBM in the area.

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

Equipment

We have completed the purchase and taken possession of a drill rig and associated equipment in order to commence drilling operations on the Eitan License. We have further placed orders for various specialised coring equipment and taken delivery. In addition, we have designed, and are seeking tenders for a specialised onsite lab that will enable us to do onsite desorption testing.

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

HULA VALLEY PROJECT
LOCATION MAP OF SEISMIC LINES
AND WELL LOCATIONS
HULA-1
AB-3741
AB-3739
AB-3745
DS-0622
AB-3755
AB-3753
LILLY-1
AB-3740
E-11
E-8
AB-0031EG
E-6
E-3
E-4
E-5
E-7
E-12
AB-3754
E-2
AB-0032EG
SUZIE-5
SUZIE-12/12A
DS-0892
AB-3742
G-10
G-11
S-4
NT-6/6A
G-6/6A
S-1
G-7
NT-2
G-9
S-2D
S-2
EH-1
NT-4
G-8
G-5
G-2
AB-3744
202.00
203.00
204.00
205.00
206.00
207.00
208.00
209.00
210.00
211.00
291.00
290.00
289.00
288.00
287.00
286.00
285.00
284.00
283.00
282.00
281.00
280.00
279.00
278.00
277.00
276.00

המשך תוספת ראשונה

רשיון 356/ "איתן"
כ- 125,700 דונם

251000/793360
263928/793360
251000/782500
262118/782500
250000
252000
254000
256000
258000
260000
262000
264000
266000
778000
780000
782000
784000
786000
788000
790000
792000
794000
796000
798000
כפר כילה
קרית שמונה
הגושרים
דפנה
מנרה
מרגליות
כפר סאלד
עמיר
כפר בלום
נאות מרדכי
להבות הבשן
מסעדה
מצפה גולני
99
90
918
977
959
889

0 1 2 3 4 ק"מ

קנ"מ: 1 : 100,000

דר' יעקב מימרן
הממונה על ענייני הנפט

ירושלים, י"ח בכסלו התשס"ח
15 בדצמבר 2008

Notera License

During April 2010, we announced that we signed a letter of intent with Coalbed Gas Hachula Ltd, an Israel-based Coalbed Methane Development company or, CGH, pursuant to which we have a right to farm in to 70% of the Notera License which is approximately 19,000 acres and contiguous and directly to the south of the Eitan License, or CGH LOI. Prior drilling and evaluation of Notera indicates a similar geologic profile and hydrocarbon development potential as exists in the Eitan License. Pursuant to the CGH LOI, we may, at our option, obtain an interest in the Notera License, by paying CGH $200,000 and drilling and testing one cored well, at an approximate cost of $600,000, within eight months following the date that the last condition precedent stipulated in the CGH LOI has been waived or fulfilled in order to earn a net 70% working interest and a 70% revenue interest. The amounts payable to us are after payments of a 12.5% government royalty as well as a 2.5% royalty payable to CGH on our share. Pursuant to the CGH LOI, CGH will earn a 30% participating interest in any future gas development on this South block provided it contributes 30% of the costs in such further development. Additionally, the CGH LOI provides that we will be the operator of the project. The terms of the CGH LOI are subject to Israel governmental regulation and are conditional on the Israel Petroleum Commissioner’s approval to transfer 70% of the Notera working interest to us without the government stipulating any work commitments on the Notera License, beyond what has been agreed to between the Company and CGH. The CGH LOI agreement and working interest is completely independent of our Eitan block to the North and does not affect the ownership of the Eitan License, and may be terminated by us at any time without penalty. To date, we have not expended any funds on the Notera License. To date the CGH LOI has not received governmental approval. We do not presently expect to exercise our option to earn our 70% working interest until we have obtained further information from our program on the Eitan License

Offshore Licences

Gabriella License

The Gabriella License was granted to us during July 2009. The initial term of the license is three years, extendable for an additional four years to a maximum of seven years, thereafter a lease (30-50 years) can be sought if a discovery is made. The Gabriella License is located 10 km offshore between the City of Netanya in the North and the City of Ashdod in the South. The Gabriella License area is 392 square kilometers. We have a minimum working interest of 15% in the Gabriella License.

Our subsidiary, Adira Israel entered into an agreement on January 26, 2010 with the Modi’in Energy Limited Partnership, or MELP, its general partner, Modi’in Energy Management (1992) Limited, or MEGP and Brownstone Ventures, Inc, or Brownstone (the “Modi’in Agreement”)pursuant to which MELP agreed to provide funding for the Gabriella License work plan (currently MELP’s 70% and Adira Israel’s 15%), presently budgeted to cost approximately $8 million, such work program to include reinterpretation of existing 2D seismic and preparation of report on block potential, 3D seismic survey and the drilling of one well to a total depth of approximately 5000m.

Under the Modi’in Agreement, commencing on February 1, 2010, MEGP pay us as operator, a monthly fee in respect of advisory services in the amount of $12,500, as well as 3.75% (half) of the 7.5% operator fee which MEGP is entitled to receive from MELP for 24 months commencing from February 1, 2010, increasing to 4.25% thereafter. Additionally, MEGP and MELP, have agreed to pay us a combined royalty of 4.5% (2.25% each) on the total wellhead revenue of the rights in oil and / or gas up until such time as costs are recovered and 10.5% (5.25% each thereafter). In addition to the above fees, MEGP and MELP have agreed that Adira Israel is entitled to receive an operating fee, from the partners in the Gabriella License, of 7.5% of the gross expenditures on the Gabriella License. This operating fee is in addition to the other fees payable and is due pro-rata from each holder of an interest in the Gabriella License. We have an option to purchase 15% of the Gabriella License (or 21.43% of MELP’s 70% interest) anytime until six months after discovery as “discovery” is defined in the Israeli Petroleum Law or 7 years. The operation of the Gabriella License, will be governed by a joint operating agreement (“JOA”) to be entered into by Modi’in, us and Brownstone. The JOA is currently under negotiation. On August 10, 2010 Adira Israel received $2,000,000 from MEGP on behalf of MELP, representing 85% of the total capital call in respect of the work plan of $2,352,941 being $1,647,059 on MELP’s behalf and 352,941 on behalf of Adira Israel. The agreement with MELP provides that our share of the initial $8m is fully covered by MELP. As such, we have no financial risk associated with the Gabriella License. We act as operator for this license and have the ability to bill for our time and expertise to the other participating interest partners.

Yitzhak License

The Yitzhak License was granted during October 2009. The initial term of the license is three years extendable for an additional four years to a maximum of seven years, and thereafter a lease (30-50 years) can be sought if a discovery is made. The Yitzhak License is located 10 km offshore between the City of Hadera in the North and the City of Netanya in the South. The Yitzhak License area is 127 square kilometers.

Brownstone has farmed in to 15% of the Yitzhak License. We continue to maintain this license until we can find a partner to undertake the costs of exploration in a manner similar to the manner in which MELP does on the Gabriella License. We presently have an 85% working interest in the Yitzhak License.

If warranted, following the initial three year license period, a prospect will be evaluated, prepared and drilled on each of these licenses. Determination of whether exploration continues at each stage of activity will be based on discussions between the relevant partners on each of these Licenses namely: MELP (in respect of the Gabriella License only), Brownstone and us.

Plan of Operations for the Gabriella and Yitzhak Licenses

We were required to conduct certain work on the Gabriella and Yitzhak Licenses up to the end of October 2010 which we completed in January 2011. This work entailed the collection and study of existing geological and geophysical information available, including the purchasing, reprocessing and reinterpretation of old seismic lines acquired. Additionally, the Gabriella and Yitzhak Licenses required the submitting of summary reports to the Ministry of National Infrastructures in the State of Israel, or MNI, regarding the hydrocarbon potential of each of these licenses by the one year anniversary of the grant date of each respective license. The report in respect of the Gabriella License was submitted on July 15, 2010 and the report in respect of the Yitzhak License on October 15, 2010.

We have contracted Western Geco, a Schlumberger company, to complete a state of the art geophysical survey on our Gabriella and Yitzhak licenses directly offshore of central Israel on a 630 square kilometer 3D Survey. We are focused specifically on oil targets in this region. The current dual axis survey, a method never used before in Israeli waters is designed to define the exact target and structure. Two independent 3D surveys will overlay each other at opposing axes. We completed the Gabriella and Yitzhak programs in early January and we plan to commence our 300 square kilometer3D survey on the Samuel license (discussed below) within the first half of 2011.

The following work program must be completed in order to maintain the Gabriella License:

1.	Integrate all the data and submit a final proposal for drilling by July 15, 2011.

2.	Sign a drilling agreement by July 15, 2011.

3.	Commence drilling by January 1, 2012.

The following work program must be completed in order to maintain the Yitzhak License:

1.	Sign a drilling agreement by the 15th of October, 2011.

2.	Commence drilling by the 15th of April, 2012.

Exploration History

The Yitzhak (formally called Delta) structure is a carbonate build-up on a structurally elevated block. This structure was tested by Belpetco, in their Delta-1 well (total depth of 4423 meters) in 1970, in the Upper Jurassic Delta Formation. Recent seismic reprocessing, seismic interpretation and log analysis demonstrate a highly potential closure at the Zohar limestone level encompassing ~ 20 km2.

Most of the exploration efforts conducted until today concentrated on large structural features with little attention given to direct hydrocarbon indicators (“DHI”) and amplitude with offset related imaging (“AVO”/“AVAZ”) to identify and quantify reservoir zones. Based on recent advances in reprocessing and interpretation, it became apparent that the Gabriella and Yitzhak structures show an abundance of minor faulting/fracturing which most likely play an important role in fluid dynamics and transmissibility of the primary target reservoir (Zohar).

Samuel License

On June 15, 2010, we announced that the Israel Petroleum Commissioner’s office had notified us that, subject to appeals, it had awarded a consortium led by us, the Samuel License. Through our subsidiaries, we were granted the Samuel License on August 1, 2010. The initial term of the Samuel License is for three years. This initial term may be extended for an additional four years. The license area is approximately 359 square kilometers. We hold a combined minimum interest of 38.25% in the Samuel License held through our subsidiaries Adira Oil Technologies Ltd. (100% owned) and Adira Geo Global Ltd (60% owned). The other consortium members are comprised of GeoGlobal Resources (India) Inc., Brownstone and Pinetree Capital Ltd. A gross overriding royalty in an amount equal to 3% shall be granted to and registered in the name of Adira Geo Global Ltd. Adira Geo Global Ltd. has been designated as joint operators of the Samuel License. Adira Geo Global Ltd. shall be paid an aggregate operating fee equal to 7.5% of the cumulative direct costs incurred in connection with operating the Samuel License.

The Samuel License is located offshore Israel adjacent to the shoreline between the City of Ashkelon in the South and the City of Rishon Le’tziyon in the North.

The following work program must be completed in order to maintain the Samuel License:

1.

Start the 3D seismic survey on the license by February 1, 2011. On February 1, 2011, we received a letter from the MNI, which now only requires us to sign a contract to execute a 3D survey by March 1, 2011. In addition, all the remaining deadlines will be adjusted once the contract has been signed.

2.	Finish processing the new seismic survey and submit a preliminary report to the MNI by May 1, 2011.

3.	Finish interpreting the new seismic survey and submit a summary report to the MNI by July 1, 2011.

4.	Preparation of geological prospect for the first target by September 1, 2011.

5.	Sign a contract with a drilling contractor by December 1, 2011.

6.	Commence drilling by February 1, 2011.

Myra & Sara Licenses

On August 25, 2010, we signed a co-operation agreement with GeoGlobal Resources Inc. (“GGR”), pursuant to which GGR agreed to assign to us its option to acquire an additional 5% participating interest in each of the Sara License and the Myra License. GGR is presently registered as a holder of a 5% participating interest in each of the Sara License and Myra License.

The Myra and Sara and Licenses are each subject to joint operating agreement among the holders of the participating interests in the respective licenses, which joint operating agreements govern the operations with respect to the exploration work on the licenses and the change of any interest holders in these licenses. Upon receipt and review of geoscience and 3D seismic survey conducted on these licenses, we may, at our discretion, purchase the 5% participating interest in the licenses from GGR. As a condition to the acquisition of such 5% interest, we will also be required to become a signatory to the joint operating agreements and approval of the Israeli Petroleum Commissioner must also be obtained. Assuming approvals are received, and we decide to acquire the 5% interest, we will have to pay $1,200,000 in one lump sum payment to certain parties of the joint operating agreements. The joint operating agreements require the approval of existing signatories to the joint operating agreement in accordance with the terms of the joint operating agreements. The option is dependent upon a number of circumstances and there is no assurance that we will be able to exercise the option.

The Myra and Sara Licenses are located offshore Israel approximately 60 km west of the City of Hadera. These license areas total 800 square kilometers.

Drilling Activity

As of the date of this Annual Report, we have drilled one exploratory well, located on the Eitan license, to a depth of two hundred meters. Prior to our acquisition of Adira Energy, no drilling activity was carried out.

C.             Organizational Structure

We operate:

in Canada through our wholly owned subsidiary Adira Energy, an Ontario corporation incorporated on April 8, 2009; and

in Israel, through Adira Energy’s subsidiaries, namely:

Adira Israel, an Israel corporation, (100% owned); and

Adira Services, an Israel corporation, (100% owned).

Adira Oil Technologies Ltd. (100% owned)

Adira Geo Global Ltd (60% owned – the remaining 40% is owned by GeoGlobal Resources (Barbados) Inc., an unrelated party.

D.             Property, Plant and Equipment

(a)             Corporate Offices

Our executive offices are comprised of approximately 784 square feet at120 Adelaide Street West, Suite 120, Toronto, Ontario, Canada, M4V 3A1 for which the lease cost is CDN$4,423 per month and 424 sq. meters at Aba Hillel Silver 12, Ramat Gan, Israel, for which the lease cost is US$12,917 per month.

(b)             Special Skill and Knowledge

Our ability to complete drilling and exploration is dependent on the availability of well-trained, experienced crews to operate its field equipment and qualified management. We have a full time drilling team on its payroll, and also engages, on a full time basis, individuals with engineering skills and who are knowledgeable of the type of target to be drilled for on its Eitan License. Furthermore, we believe that our strategic arrangement with certain oil and gas exploration companies provides us with access to the special skills and knowledge required to assist us in the completions, testing and evaluation of our resource on the Eitan License.

(c)             Foreign Operations

As a percentage of our capitalized acquisition, exploration and development costs incurred in fiscal 2010, we anticipate that we will direct approximately 100% of our fiscal 2011resources on operations in the State of Israel

(d)             Competitive Conditions

The oil and gas industry in the State of Israel is, and will continue to be, competitive. Most contracts will be awarded on the basis of competitive bids. We believe that its early foray into oil and gas exploration in Israel will provide it with a competitive advantage in the drilling, testing and evaluation of our resource. Our joint venture with Brownstone will allow us to participate in new projects while limiting our financial exposure. We will further gain access to Brownstone’s knowledge and established operational resources, enabling us to speed up the development of existing projects.

(e)             Dependence on Customers and Suppliers

We are not dependent upon any single or few customers or suppliers for our operations.

(f)             Environmental Protection and Policies

We are subject to various state and district environmental laws and regulations enacted in Israel where it operates, which primarily govern the manufacture, processing, importation, transportation, handlings and disposal of certain materials used in operations, as well as limits on emissions into the air and discharges into surface and sub-surface waters. We adhere to all such laws and regulations. We may be required to increase operating expenses or capital expenditures in order to comply with any new restrictions or regulations.

We do not expect that environmental protection requirements will have a significant financial or operational effect on our capital expenditures, earnings or competitive position. Environmental requirements have not had a significant effect on such matters in fiscal 2010 nor are they currently anticipated in the future.

To date, all of our operations have been in compliance in all material respects with applicable corporate standards and environmental regulations and there were no material notices of violations, fines or convictions relating to environmental matters at any of our operations.

We believe that we are in substantial compliance with all material current government controls and regulations at each of its licenses.

See also Item 3D “Risk Factors”.

ITEM 4A            UNRESOLVED STAFF COMMENTS

Not applicable.

ITEM 5               OPERATING AND FINANCIAL REVIEW AND PROSPECTS

The following is a discussion and analysis of the activities, consolidated results of operations and financial condition of the Company for the year ended September 30, 2010, which have been prepared on the basis of information available up until January 28, 2011. Management’s Discussion and Analysis should be read in conjunction with the Company’s audited consolidated financial statements and related notes for the year ended September 30, 2010. The Company’s financial statements have been prepared in accordance with Canadian generally accepted accounting principles. All monetary amounts are reported in United States dollars unless otherwise noted.

A.             Operating Results

Summary

We are an oil and gas exploration company and from the State of Israel. Through our wholly owned subsidiary, Adira Energy and its wholly owned subsidiary Adira Israel, we have been granted four petroleum licenses consisting of one onshore petroleum license, the Eitan License and three Offshore licenses being the Gabriella License the Yitzhak License and the Samuel License which we own through our other wholly owned subsidiary, Adira Oil Technologies Limited and our partially owned 60% subsidiary, Adira Geo Global Ltd. Our business plan is to carry out exploration activities on the Eitan License in order to assess existence of commercially exploitable quantities of natural gas as well as evaluation work on each of the Offshore Licenses to establish whether exploration is justified.

We presently do not produce any oil or gas and do not earn any significant revenues.

These consolidated financial statements include the accounts of Adira Energy, and its five subsidiaries.

Our interest in the Gabriella, Yitzhak and Samuel licenses are conducted jointly with others. Our financial statements reflect our proportionate interest in these activities. We proportionately consolidate 85% of Yitzhak and 38.25% of Samuel. As we are financially carried by MELP for our portion of the total budget of expenditure up to $8 million in the Gabriella UJV we will not proportionately consolidate our 15% working interest until we start to finance our portion of the Gabriella’s expenses.

All intercompany account balances and transactions have been eliminated on consolidation.

Results of Operations

Consolidated results of operations for the year ended September 30, 2010 and the 175- day period ended September 30, 2009.

Revenues

For the year ended September 30, 2010, we earned income of $912,597 as compared to $ nil for the 175- day period ended September 30, 2009. The increase in revenues is a result of the Company having commenced its activities as the operator on its Offshore Licenses, management fees earned from MELP and MEGP and the provision of consulting services to other oil and gas companies in Israel. The breakdown of revenues for the year ended September 30, 2010 is as follows:

	Year ended	% of Total
Revenue Categories	September 30, 2010	Revenues

Revenues from our licenses	$668,586	73.3

Management and consulting Fees	186,745	20.4

Operating fees	57,326	6.3

Total Revenue	$912,597	100%

Revenues from our licenses relates to amounts billed to the three offshore projects in respect of exploration and other expenses incurred by us, on behalf of each of the offshore projects.

Management and consulting fees relates to management fees received from Modiin in respect of our agreement with them and various consulting projects that we undertook for other companies in Israel.

Operator fees relate to fees we received as the operator on our three Offshore Licenses.

Expenses

The major categories of expenses during the year ended September 30, 2010 and during the 175-day period ended September 30, 2009 are detailed as follows:

	Year ended		175-Day period
	September 30,		ended
	2010	% of Total	September 30,	% of Total
Expenses		Expenses	2009	Expenses
Share-based compensation	$621,751	21%	$418,907	30%
Exploration Expenses	962,727	33%	102,664	7%
Operating Expenses	1,346,648	46%	861,764	64%
Foreign exchange loss (gain)	7,520	0%	(14,708)	-1%
Amortization	1,222	0%
Total expenses	$2,939,868	100%	$1,383,335	100%

Share-based compensation

Stock based compensation during the year ended September 30, 2010 and during the 175-day period ended September 30, 2009 was attributable to stock options granted to our directors, officers, employees and consultants during these periods.

We have a stock option plan whereby options may be granted to eligible directors, officers and employees, provided that the number of shares issued under the plan does not exceed 10% of issued and outstanding common shares of the Company. Stock options may be issued at a term and exercise price to be determined by the Company’s Board of Directors provided that the exercise price is no less than the market price at the date of the grant.

The Company has seven categories of stock options that have different vesting periods:

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

(v)	Type E stock options vest over 2 years, with 12.5% vesting at the end of each quarter with the initial amount vesting on the date three months after the grant date.

(vi)	Type F stock options vest over 4 years, with 6.25% vesting at the end of each quarter with the initial amount vesting on the date three months after the grant date.

(vii)	Type G stock options vest 8.5% at the end of each quarter over two years and 8.0% at the end of each quarter thereafter with the initial amount vesting on the date three months after the grant date.

(viii)	Type H stock options vest 12.5% each quarter over two years with the initial amount vesting on the date three months after the grant date.

A summary of the stock option plan and changes during the year ended September 30, 2010 and the 175-day period ended September 30, 2009 is as follows:

	Number of	Weighted
	Options	Average
	Outstanding	Exercise Price

Balance, April 8, 2009	-	$-
Options granted	3,984,000	0.25
Balance September 30, 2009	3,984,000	0.25
Options granted	2,745,500	0.60
Options cancelled	(1,070,000)	0.43
Balance, September 30, 2010	5,659,000	$0.39

Exploration Expenses

For the year ended September 30, 2010, exploration expenses amounted to $962,727 as compared to $102,664 for the 175-day period ended September 30, 2009. The increase in exploration expenses is a result of us having completed part of the work program on the Eitan license compared with minimal exploration activities in the 2009 period. In addition, we also commenced evaluation work on our Offshore Licenses in 2010 (no such exploration activities were conducted in 2009).

Operating Expenses

For the year ended September 30, 2010, operating expenses amounted to $1,346,648 as compared to $861,764 for the 175-day period ended September 30, 2009. The increase in operating expenses results primarily from increased activity in Israel, including the hiring of staff in operations in finance and administration. Additionally, the current period relates to a full year as compares with the 175 days in the prior period.

Foreign exchange loss (gain)

For the year ended September 30, 2010, foreign exchange loss amounted to $7,520 as compared to a foreign exchange gain of $14,708 for the 175-day period ended September 30, 2009. Both the gain in 2010 and the loss in 2009 result of fluctuations in the "NIS" and Canadian dollar rates against the US dollar.

Amortization

For the year ended September 30, 2010, amortization amounted to $1,222 as compared to $ nil for the 175- day period ended September 30, 2009. Amortization for the year ended September 30, 2010 relates to amortization of computer equipment. Our drilling rig was not in use during 2010 and accordingly has not been amortized.

Tax

For the year ended September 30, 2010 we incurred Israeli taxes on income on one of our Israeli subsidiaries, Adira Services in an amount of $6,220 as compared to $ nil for the 175-day period ended September 30, 2009.

Net Loss

We reported a net loss and comprehensive loss during the year ended September 30, 2010 of $2,033,093 as compared to a net loss and comprehensive loss of $1,368,627 for the 175-day period ended September 30, 2009. The reason for the increase in the loss is as a result of an increase in exploration and operating activities, offset by revenues generated from management, operator and consulting fees.

Inflation

During the year ended September 30, 2010 and the 175-days period ended September 30, 2009, inflation has not had a material impact on our operations.

Foreign Currency Fluctuations

During the year ended September 30, 2010 and the 175-days period ended September 30, 2009, we incurred a loss of $7,521 and a gain of $14,708, respectively.

Government Regulation

There is no governmental regulation that the Company is aware of or that would affect us.

B.             Liquidity and Capital Resources

Liquidity

Liquidity is a measure of a company’s ability to meet potential cash requirements. We have historically met our capital requirements through the issuance of common stock as well as proceeds from the exercise of warrants and options to purchase common equity.

Our ability to continue as a going concern is dependent upon obtaining the necessary financing to complete further exploration and development activities and generate profitable operations from our oil and natural gas interests in the future. Our current operations are dependent upon the adequacy of our current assets to meet our current expenditure requirements and the accuracy of management’s estimates of those requirements. Should those estimates be materially incorrect, our ability to continue as a going concern will be impaired. Our consolidated financial statements for the year ended September 30, 2010 have been prepared on a going concern basis, which contemplates the realization of assets and the settlement of liabilities and commitments in the normal course of business. We have incurred a history of operating losses and negative cash flows from operations. These matters may raise doubt about our ability to continue as a going concern.

At September 30, 2010, our cash and cash equivalents were $357,560 (September 30, 2009 - $2,354,628). The majority of this balance is being held in US funds. We have working capital of $800999 which is available for our future operations. On November 30, 2010, we completed a private placement of $11 million.

The Company is an early-stage exploration company and currently does not generate significant cash flows from operations. The Company’s primary source of funds comes from the issuance of share capital. The Company does not use other sources of financing that require fixed payments of interest and principal and is not subject to any externally imposed capital requirements.

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

We expect to incur expenditures to further our exploration programs. Our existing cash balance and any cash flow from operating activities is sufficient to satisfy our activities for the next 12 months. However, in order to finance exploration activities beyond 12 months, we will require additional sources of finance.

We are considering various alternatives with respect to raising additional capital to remedy any future shortfall in capital but to date have made no specific plans or arrangements. We deem it necessary to raise capital through equity markets, debt markets or other financing arrangements, including participation arrangements that may be available for continued exploration expenditures. Because of the early stage of our operations and our absence of any material oil and natural gas reserves, there can be no assurance this capital will be available and if it is not, we may be forced to substantially curtail or cease exploration, appraisal and development expenditures.

Year ended September 30, 2010 and the 175-day period ended September 30, 2009.

During the year ended September 30, 2010, our overall position in cash and cash equivalents decreased by $1,997,068. This decrease in cash can be attributed to the following activities:

Our net cash used in operating activities during the year ended September 30, 2010 was $1,958,121 as compared to $359,229 for the 175-day period ended September 30, 2009. This increase is attributable to and consistent with the increase in our exploration and operating activities for the year ended September 30, 2010, compared to the prior period.

Cash used in investing activities during the year ended September 30, 2010 was $38,947 as compared to $379,262 during the 175-day period ended September 30, 2009.The investment in 2010 relates primarily to the purchase of additional drilling related equipment for the Eitan license, computer equipment in Israel and license fees. The investment in 2009 relates to the deposit paid on the drilling rig on the Eitan license.

Cash provided by financing activities for the year ended September 30, 2010 was $nil as compared to $2,195,771 during the 175-day period ended September 30, 2009. During the year ended September 31, 2010, no shares were issued as compared to the following activities for the 175-day period ended September 30, 2009:

  In April 2009, the Company issued 12,000,000 common shares upon incorporation to directors of the Company for services performed prior to incorporation. A non-cash expense equal to the estimated fair value of the shares issued (CDN $0.05 per share) totalling $485,929, was charged to share-based compensation expense in the consolidated statement of operation.

  In April 2009, Adira issued 10,500,000 common shares at CDN $0.05 per share for gross proceeds of $424,759.

  During the 175-day period ended September 30, 2009, Adira issued 7,600,000 units at $0.25 per unit for gross proceeds of $1,900,000. AMG issued 400,000 of the units at $0.25 per unit for gross proceeds of $100,000 subsequent to the completion of the RTO. Each unit consisted of one common share of Adira/AMG and one-half of one common share purchase warrant. Each warrant entitles the holder to purchase one common share of Adira/AMG at a price of $0.50 per common share for a period of two years. In connection with the private placement, Adira issued 240,001 common shares as a finder’s fee at a deemed cost of $0.25 per share for a total deemed cost of $60,000 and 500,770 warrants to agents as finders’ fees valued at $100,154. The warrants are exercisable at $0.25 per common share and expire August 31, 2011. The fair value of these agent’s warrants was $100,154 were calculated using the Black- Scholes option pricing model. An additional $228,988 of share issuance costs were incurred.

Capital Resources

At September 30, 2010, our cash and cash equivalents were $357,560 (September 30, 2009 - $2,354,628), the majority of this balance is being held in US funds. Our working capital at September 30, 2010 was $801,000 as compared to $2,250,066 as at September 30, 2009. On November 30, 2010, we completed a private placement of $11,000,000.

Commitments

In order to maintain current rights to tenure of exploration tenements, the Company will be required to expend amounts in respect of tenement rent to the relevant governing authorities and to meet certain annual exploration expenditure commitments. It is likely that variations to the terms of the current and future tenement holding, the granting of new tenements and changes at renewal or expiry, will change the expenditure commitments for the Company from time to time.

The Company intends to meet all of its drilling and related expenditures as they become due to maintain the Company’s interests in its oil & gas properties. These oil & gas expenditure obligations are not fixed and cannot be pre-determined with certainty. Failure to meet the obligations may result in the loss of the Company’s ownership interests.

Critical Accounting Issues

Certain accounting principles require us to make certain estimates, judgments and assumptions. We believe that the estimates, judgments and assumptions upon which we rely are reasonable based upon information available to us at that time. These estimates, judgments and assumptions can affect the reported amounts of assets and liabilities as of the date of the financial statements, as well as the reported amounts of revenues and expenses during the periods presented. To the extent there are material differences between these estimates, judgments or assumptions and actual results, our financial statements will be affected. The significant accounting policies that we believe are the most critical to aid in fully understanding and evaluating our reported financial results include the following:

  Foreign Currency Translation

  Accounting for Oil and Gas Properties

  Accounting for Income Taxes

  Accounting for Stock based compensation

  Adoption of International Financial Reporting Standards

Foreign Currency Translation

The Company’s functional and reporting currency is the United States (“US”) dollar. Our foreign operations are considered financially and operationally integrated. All transactions in currencies other than the US dollar are translated as follows:

  Monetary assets and liabilities are translated at the rate of exchange in effect as of the balance sheet date;

  Non-monetary assets and liabilities, at the exchange rates prevailing on the date of the acquisition of the asset or assumption of the liabilities; and

  Revenues and Expenses, at the rate in effect on the date of the transaction.

Gains or losses resulting from the translation are included in the determination of net income or loss for the period.

Accounting for Oil and Gas Properties

We follow the successful efforts method of accounting for its exploration activities. Under the successful efforts method, acquisition costs of proved and unproved properties are capitalized. Costs of unproved properties are transferred to proved properties when proved reserves are confirmed. Exploration costs, including geological and geophysical costs, are expensed as incurred. Exploratory drilling costs are initially capitalized. If it is determined that a specific well does not contain proved reserves, the related capitalized exploratory drilling costs are charged to expense. To date, all exploration costs have been charged to operations.

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

Income Taxes

We follow the asset and liability method of accounting for income taxes. Under this method of tax allocation, future income tax assets and liabilities are determined based on differences between the financial statement carrying values and their respective income tax basis (temporary differences). Future income tax assets and liabilities are measured using the tax rates expected to be in effect when the temporary differences are likely to reverse. The effect on future income tax assets and liabilities of a change in tax rates is included in operations in the period in which the change is enacted or substantially enacted. The amount of future income tax assets recognized is limited to the amount of the benefit that is more likely than not to be realized.

Share-Based Compensation

We account for share-based compensation using a fair value based method with respect to all stock-based payments measured and recognized, to directors, employees and non-employees. For payments of services through the issuance of shares, the fair value is the market price of the shares issued by us or the value of the services received, depending on which is the more reliable measure.

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

Adoption of International Financial Reporting Standards

January 1, 2011 has been confirmed by the Canadian Accounting Standards Board as the date that International Financial Reporting Standards (‘‘IFRS’’) will replace Canadian GAAP as the financial reporting framework for publicly accountable enterprises. The Company will report under IFRS for interim and annual periods beginning October 1, 2011. Comparative information for 2010 will be restated to comply with IFRS reporting requirements.

The Company has initiated an assessment of those components of its operations that are likely to be impacted as a result of the adoption of IFRS to replace Canadian GAAP. The Company’s approach to implementation of IFRS reporting is to identify those components of its financial statements that are likely to be impacted by the adoption of IFRS reporting, assess the extent of such impact, determine a process to implement the change to IFRS reporting and determine the restatement of comparative figures required as a result of the implementation of certain IFRS reporting standards.

While the adoption of IFRS will not change the actual cash flows of the Company, it will result in changes to its reported financial position and results of operations, which could materially impact the Company’s reported financial position and results of operations.

The Company identified a three phase plan to adopt IFRS by 2011 as follows:

Phase 1 -Scoping and Planning

This phase involves identifying differences between IFRS and existing Canadian GAAP, and determining their applicability and impact on the Company’s reporting requirements. This phase was completed in the second quarter of 2010.

Phase 2 – Evaluation and Design

This phase includes the detailed review and selection of accounting policy options, required to comply with IFRS standards. Also included, is the assessment of the conversion to IFRS on business activities, controls over financial reporting, and disclosure requirements.

IFRS 1 – First Time Adoption of IFRS and Opening Balance Sheet Quantifications

IFRS 1 requires an entity to comply with each IFRS effective at the reporting date for its first IFRS financial statements. In particular, the IFRS requires an entity to do the following in the opening IFRS balance sheet that it prepares as a starting point for its accounting under IFRSs:

(a) recognize all assets and liabilities whose recognition is required by IFRSs;

(b) not recognize items as assets or liabilities if IFRSs do not permit such recognition;

(c) reclassify items that it recognized under previous GAAP as one type of asset, liability or component of equity, but are a different type of asset, liability or component of equity under IFRSs; and

(d) apply IFRSs in measuring all recognized assets and liabilities.

IFRS 1 offers entities adopting IFRS for the first time with a number of exemptions (optional and in some areas mandatory). The Company is currently evaluating exemptions available to determine the most appropriate to its circumstances. The most appropriate IFRS 1 exemptions applicable to the Company that have been identified to date are:

Property, Plant and Equipment

The IFRS 1 election related to property, plant and equipment allows the Company to report property, plant and equipment in its balance sheet on the transition date at a deemed cost instead of actual cost. The exemption can be applied on an asset-by-asset basis.

IAS 36 Impairment of Assets

The objective of this Standard is to prescribe the procedures that an entity applies to ensure that its assets are carried at no more than their recoverable amount.

The Company is currently assessing the impact of this standard on its reporting requirements.

IFRS 2 Share Based Payments

This standard provides guidance for the recognition and measurement of share-based payments. Management must determine the fair value of a share-based payment at the grant date and the period over which this fair value should be recognized.

The Company is evaluating the impact of this standard.

IFRS 6 Exploration for and Evaluation of Mineral Resources

The objective of this standard is to specify the financial reporting for the exploration for and evaluation of mineral resources. Under IFRS 6, the Company may continue to use its current accounting policies for reporting on and evaluating its mineral resources. This includes continuing to use recognition and measurement practices that are part of those accounting policies.

The Company is currently reviewing its impairment testing requirements under IFRS 6 and the requirement to report the allocation of exploration assets to cash-generating units or groups of cash-generating units for the purpose of assessing such assets for impairment.

IAS 16 Property, Plant and Equipment

This standard establishes the requirements for the recognition, measurement, depreciation and impairment of Property, Plant and Equipment (Excluding exploration and evaluation assets).

The Company is currently assessing the impact of this standard on its reporting requirements.

IAS 37 Provisions, Contingent Liabilities and Contingent Assets

This requires that appropriate recognition criteria and measurement bases are applied to provisions, contingent liabilities and contingent assets and that sufficient information is disclosed in the notes to enable users to understand their nature, timing and amount.

The Company is currently assessing the impact of this standard on its reporting requirements.

IAS 12 Income Taxes

The objective of this standard is to prescribe the accounting treatment for income taxes. For the purposes of this standard, income taxes include all domestic and foreign taxes which are based on taxable profits. Income taxes also include taxes, such as withholding taxes, which are payable by a subsidiary, associate or joint venture on distributions to the reporting entity.

As the Company is still in the exploration phase, this standard will not have any immediate impact on the Company’s reporting requirements

Phase 3 – Implementation and Review

The phase involves the actual implementation of IFRS standards which will involve the finalization of IFRS conversion impacts, approval and implementation of accounting policies and disclosures, implementation and testing of new processes, systems and controls, and the provision of detailed training where required.

The Company is currently assessing the consequence of the conversion to IFRS on its reporting obligations.

C.             Research and Development, Patents and Licences

Not applicable.

D.             Trend Information

We are not aware of any trends that have or are reasonably likely to have a current or future effect on our financial condition, changes in financial condition, revenues or expenses, results of operations, liquidity, capital expenditures or capital resources that is material to investors. For information on risks associated to the Company refer to Item 3.D – “Risk Factors”.

E.             Off-Balance Sheet Arrangements

We do not have any off-balance sheet arrangements that have or are reasonably likely to have a current or future effect on our financial condition, changes in financial condition, revenues or expenses, results of operations, liquidity, capital expenditures or capital resources that is material to investors.

F.             Tabular Disclosure of Contractual Obligations

The following sets forth our contractual obligations as of the date hereof:

Payments due by period
		Less than 1			More than 5
Contractual Obligations	Total	year	1-3 years	3-5 years	years
Long-Term Debt Obligations	-	-	-	-	-
Capital (Finance) Lease Obligations	-	-	-	-	-
Operating Lease Obligations	497,619	146,929	337,128	13,562	0
Purchase Obligations	-	-	-	-	-
Other Long-Term Liabilities Reflected on the Company’s Balance Sheet under the GAAP of the primary financial statements	-	-	-	-	-

Total	497,619	146,929	337,128	13,562	0

G.             Safe Harbor

The safe harbor provided in s. 27A of the Securities Act and s. 21E of the Exchange Act shall apply to forward-looking information provided pursuant to Item 5.E and F where applicable.

ITEM 6               DIRECTORS, SENIOR MANAGEMENT AND EMPLOYEES

A.             Directors and Senior Management

Directors are elected by shareholders and hold office until our next annual general meeting or until their successors are duly elected and qualified, unless their office is earlier vacated in accordance with the CBCA and our articles of incorporation. Pursuant to a nominee agreement with BRM, for as long as BRM exercises control over 10% or more of our issued and outstanding common shares, we will nominate, at each annual shareholders meeting of the Company, two nominees of BRM to our board of directors, and one nominee in the event that BRM exercises control over common shares in an amount less than 10% but equal to or greater than 7% of our issued and outstanding common shares. A copy of this nominee agreement is attached hereto as Exhibit 4.11. Further this to arrangement, Eli Barkat and Yael Reznick-Cramer were appointed as directors to our board of directors as of January 11, 2011. The shareholders will have an opportunity to vote on their appointment at the next annual general meeting.

The following table sets forth information relating to our directors and senior management as at the date of this Form 20-F:

Name (1)	Residence	Position
Dennis Bennie (2)(3)	Toronto, ON, Canada	Director (Chairman)

Ilan Diamond (2)	Ra’anana, Israel	Chief Executive Officer and Director

Alan Friedman	Toronto, ON, Canada	Executive Vice-President, and Director

Alan Rootenberg	Thornhill, ON Canada	Chief Financial Officer through January 11, 2011

Daniel Bloch (2)(3)	Toronto, ON, Canada	Director, Secretary through August 23, 2010

Denny Johnson	Denham Springs, LA, USA	Vice-President, Exploration and Development

Eli Barkat (3)	Tel-Aviv, Israel	Director

Yael Reznik-Cramer (3)	Lapid, Israel	Director

Colin Kinley	Overland Park, Kansas, USA	President, Chief Operating Officer and Director

Glen Perry	Tel Aviv, Israel	Vice-President Operations and Director

Gadi Levin	Lev Hasharon, Israel	Chief Financial Officer from January 11, 2011, Secretary from August 23, 2010

(1)	Neither age nor date of birth of directors or senior managers is required to be reported in the Company’s home country (Canada) nor otherwise publicly disclosed.
(2)	Member of Audit Committee.
(3)	“Independent” for purposes of National Instrument 52-110

The following is biographical information on each of the persons listed above:

Mr. Dennis Bennie, Director (Chairman). Mr. Bennie became Chairman and a director of the Company on August 31, 2009. Prior thereto, Mr. Bennie was a founding member of Adira Holding Co., now a wholly-owned subsidiary of the Company and its Chairman since inception in April 2009. Over the past 25 years, Mr. Bennie's has founded and managed several successful companies. In 1997, he founded the XDL Venture Capital Fund. One of its most noteworthy investments was a 1997 start-up, Delano Technology Corporation (NASD:DTEC). XDL Intervest, a $150 million fund was started in 1999 and is now fully invested. Mr. Bennie currently invests in private equity opportunities as the XDL Capital Group. From 1988 to 1996, Mr. Bennie was Chairman and CEO of Delrina Corporation, which was listed on both the Toronto Stock Exchange and NASDAQ. Mr. Bennie serves on several boards and also regularly serves on various charitable boards

Mr. Ilan Diamond, Chief Executive Officer and Director. Mr. Diamond became CEO and a director of the Company on August 31, 2009. Prior to becoming CEO and Director at the Company, Mr. Diamond was a director at Stratus Capital LLP. Stratus Capital focused on trading of physical commodities (primarily copper and cobalt), mainly from Africa to the East. Mr Diamond also managed the Dina Group, a diversified consumer goods group. Mr Diamond has worked extensively with the specialist Private Equity group, Buffet Investments across a broad range of industries that included IT/Technology, Telecommunication & Media. Mr. Diamond is also the former Chief Operating Officer of Avalanche SA, a large investment group with interests in resources, financial services, technology, media and consulting, and private equity. Mr Diamond has a Bachelor of Business Science (Hons) majoring in Finance, Accounts and Economics from the University of Cape Town, South Africa. He has also completed a Post Graduate Diploma in mathematical modelling of derivatives from the University of Cape Town, South Africa.

Mr. Alan Friedman, Executive Vice-President and Director. Mr. Friedman became Executive Vice-President and a director of the Company on August 31, 2009. Prior to joining the Company, Mr Friedman was a founding member of Adira Holding Co. and has been its President since its inception in April 2009.Mr. Friedman is a South African attorney and a Director of the Canada-South Africa Chamber of Business. He is the founder, President and CEO of Rivonia Capital Inc., a firm that identifies opportunities in emerging markets, and enhances value through combining quality assets, management and financial and marketing support for early stage companies in the resource sector. He was formerly the Executive Vice-President for a Canadian finance firm, through which he facilitated significant capital raising for a number of public companies.

Mr. Alan Rootenberg, Chief Financial Officer (through January 11, 2011).Mr. Rootenberg is a chartered accountant with experience in the mineral exploration and technology industries. He has served as a senior executive in a number of publicly traded companies including serving as Chief Financial Officer and consultant to OTCBB and TSXV listed mineral exploration companies. Mr. Rootenberg was President and Chief Executive Officer of a publicly traded (TSXV) technology company from 1999 to 2007. Prior to that, he was a founding partner in a company that pioneered the development of multimedia and new media applications for the advertising industry. He has a Bachelor of Commerce degree from the University of the Witwatersrand in Johannesburg, South Africa and received his Chartered Accountant designation in both South Africa and in Ontario, Canada.

Mr. Daniel Bloch, Director. Mr. Bloch became a director of the Company in July 2010. Prior to that, he served as corporate secretary of the Company from August 31, 2009 through to August 23, 2010. Mr. Bloch is a partner at Aird & Berlis LLP in Toronto, and member of the firm’s Corporate Finance Group and the Natural Resources Team. Mr. Bloch’s practice focuses on all areas of corporate finance, mergers and acquisitions and securities law. Mr. Bloch regularly represents and provides general corporate and securities law advice to publicly and privately held corporations in a wide variety of industries. He has developed a particular expertise in advising issuers and underwriters in connection with public and private financings. Mr. Bloch has a Bachelor of Administrative Studies as well as an LLB.

Mr. Denny Johnson , Vice-President, Exploration and Development and Officer. Mr. Johnson became a director of the Company on August 31, 2009. Mr. Johnson has been the President of Highlands Consulting group since 2008. Prior to that, he was a drilling engineer for Range Resources, a natural gas producer and oversaw multiple drilling programs including CBM, limestone, tight gas sands and shale. Mr. Johnson worked, for four years, as a petroleum field engineer for the oil field service company, Schlumberger. Currently, Mr. Johnson holds membership at the Society of Petroleum Engineers and Petroleum Technology Transfer Council.

Eli Barkat became a Director of the Company on January 11, 2011. Mr. Barkat is the CEO, chairman and co-founder of BRM Group. In 1988, Mr, Barkat co-founded BRM Group (formerly BRM Technologies), an anti-virus software start-up sold to Symantec. Under Mr. Barkat's leadership, the BRM Group has been involved, either directly or via venture capital funds under its control, in some of the prominent exits including Checkpoint (NASDAQ: CHKP); Backweb (NASDAQ: BWEB); Passave (sold to PMC-Sierra); Oplus Technologies (sold to Intel); Whale Communications (sold to Microsoft) and Fraud Sciences (sold to eBay). Mr. Barkat is the Chairman of DS-APEX and he currently sits on the board of Mediamind, GigaSpaces, SupportSpace and Pando Networks Together with his wife, Alona, he founded the BRM Institute of Technology and Society at Tel Aviv University, and serves on the Tel Aviv University’s Board of Governors. Mr Barkat holds a B.Sc in Computer Science and Mathematics from the Hebrew University of Jerusalem.

Yael Reznik-Cramer became a Director of the Company on January 11, 2011. She is responsible for the BRM Group’s new business opportunities and BRM Capital's financial operations, financial reporting, taxation, information systems and administration. Prior to joining BRM, Ms. Reznik Cramer was Chief financial Officer of STAR Ventures in Israel for over nine years, Before joining STAR, Ms. Reznik Cramer was Controller at Lannet Data Communications Ltd. (NASDAQ: LANTF) and an Audit Team Manager at Bavli Milner, one of Israel's leading accounting firms. Ms. Reznik Cramer currently sits on the boards of directors of Backweb Ltd. Schema Ltd. Ms. Reznik Cramer is a Certified Public Accountant in Israel and holds a B.A degree in Accounting and Economics from the Hebrew University in Jerusalem and an MBA from Tel-Aviv University.

Mr. Colin Kinley, President and Chief Operating Officer and Director. Mr. Kinley became a director of the Company on August 31, 2009 and President and Chief Operating Officer since August 23, 2010. Prior to that, he was Senior Vice President, Operations since August 31, 200. Mr. Kinley is Chief Executive Officer of Kinley Exploration LLC, a specialized exploration company providing integrated program exploration and development management for both new and established oil and gas plays. Kinley has over 30 years of international experience in the exploration of frontier resource plays, 26 years as a senior executive for Layne Christensen and its predecessor companies. During his tenure at Layne he had executive oversight of multiple service companies and exploration and production operations, both domestically and internationally. Most recently Kinley was President of a Toronto based Botswana unconventional gas project, exploring and drilling numerous wells from a base he established in the Kalahari Desert. Kinley is experienced and practiced in both public and private company disciplines.

Mr. Glen Perry, Vice President of Operations, became a Director on July 22, 2010. Mr. Perry previously served as a director of the company from August 31, 2009 until he resigned for personal reasons during January 2010. Mr. Perry has a Masters degree in Petroleum Engineering from the University of Texas. Previously he served as a Director, COO and President of Zion Oil & Gas Inc., a US oil and gas company licensed in Israel and listed on the NASDAQ. In years prior to that he was a consultant to: Delek Drilling Ltd., National Petroleum Limited (Manager), Prairie Producing Company (Officer and Director), Exxon Company USA (now ExxonMobil Corporation) and Energy Reserves Group (now BHP).

Mr. Gadi Levin, Chief Financial Officer (from January 11, 2011) and Secretary, became CFO of the Company’s Israeli subsidiaries in July, 2010, Secretary of the Company in August 2010 and was appointed as the Company’s CFO in January 2011. Mr. Levin previously served as the Vice President of Finance and Chief Financial Officer for two Israeli investment houses in the fields of private equity, hedge funds and real estate (July, 2008 to December, 2009 and January, 2010 to June 2010, respectively). For the five years prior to that he worked as a financial consultant to the Prime Minister’s Office of the State of Israel. Mr. Levin began his career at the accounting firm, Arthur Andersen, where he worked in the Cape Town, London and Tel Aviv offices for nine years. He has a Bachelor of Commerce degree in Accounting and Information Systems from the University of the Cape Town, South Africa, and a post graduate diploma in Accounting from the University of South Africa. He received his Chartered Accountant designation in South Africa and has an MBA from Bar Ilan University in Israel.

Alan Friedman's wife is the niece of Dennis Bennie. Other than that relationship, no director or any member of senior management has any family relationships with any other director or manager.

Except for the nominee agreement with BRM, there is no arrangement with any major shareholder, customer, supplier or other party pursuant to which any person was selected as a director or member of senior management.

Cease trade orders, bankruptcies, penalties or sanctions

Penalties and Sanctions

No Director or executive officer of the Company or, to our knowledge, a shareholder holding a sufficient number of our securities to materially affect the control of the Company, has been subject to any penalties or sanctions imposed by a court or securities regulatory authority relating to securities legislation, has entered into a settlement agreement with a securities regulatory authority, or been subject to any other penalties or sanctions imposed by a court or regulatory body, including a self regulatory body, that would likely be considered important to a reasonable security holder making an investment decision about the Company; other than in the case of Colin Kinley where an out of court settlement agreement was entered into and all charges were denied and dropped. Claims were made by Layne Christensen Company and Layne Energy against Manx Drilling; Saber Energy Corp; Saber Energy Inc; Tau Capital of Toronto; Warren Newfield; Colin Kinley and Andrew MacEwen for, amongst other things, claiming a breach of fiduciary duty. The case was brought before the District Court of Johnson County, Kansas and as part of a settlement a stipulation and order for dismissal was signed by all parties and the court on September 15, 2009. The Court ordered the case Dismissed with Prejudice.

Conflicts of Interest

Certain officers and directors of the Company are directors or officers of other oil and gas exploration companies. Consequently, potential conflicts of interest may arise in the event that these companies compete in respect of the sale or option of oil and gas properties in which the Company is or may be interested.

The directors and officers of the Company are aware of the existence of laws governing accountability of directors and officers for corporate opportunity and requiring disclosures by directors of conflicts of interest and the Company will rely upon such laws in respect of any directors and officers conflicts of interest or in respect of any breaches of duty by any of its directors or officers. All such conflicts will be disclosed by such directors or officers in accordance with the CBCA and they will govern themselves in respect thereof to the best of their ability in accordance with the obligations imposed upon them by law.

Promoters

Alan Friedman, Ilan Diamond and Dennis Bennie took the initiative in organizing the Company and may be considered to have been promoters of the Company. See “Directors and Executive Officers” for details of the shareholders of such individuals.

B.             Compensation

          During the year ended September 30, 2010, we paid aggregate remuneration to our directors and officers as a group who served in the capacity of director or executive officer during such year of approximately $643,000. The following table sets forth the approximate aggregate compensation paid by us during the fiscal year ended on September 30, 2010 to all of our directors and officers.

Cash and Cash-Equivalent
Forms of Compensation
(in U.S. $)
Salaries, Fees, Directors'
Fees, Commissions and
Bonuses
2010
All Directors as a group, consisting of six persons	$-
All Officers as a group, consisting of eight persons	$643,000

Compensation Discussion and Analysis

In assessing the compensation of its executive officers, we do not have in place any formal objectives, criteria or analysis; instead, it relies mainly on Board discussion. Currently, any material commitments, inclusive of remuneration, are required to be pre-approved by the Board.

Our executive compensation program has three principal components: base salary, incentive bonus plan and stock options. Base salaries for all our employees are established for each position through comparative salary surveys of similar type and size companies. Both individual and corporate performances are also taken into account. Incentive bonuses, in the form of cash payments, are designed to add a variable component of compensation based on corporate and individual performances for executive officers and employees. No bonuses were paid to executive officers or employees during the most recently completed financial year.

We have no other forms of compensation, although payments may be made from time to time to individuals or companies they control for the provision of consulting services. Such consulting services are paid for by the Company at competitive industry rates for work of a similar nature by reputable arm’s length services providers.

We have no compensatory plan, contract or arrangement where an executive officer is entitled to receive more than $100,000 to compensate such executive officers in the event of resignation, retirement or other termination, a change of control of the Company or a change in responsibilities following a change in control, other than as described in this Form 20-F.

Option Based Awards

Stock options are granted to provide an incentive to the directors, officers, employees and consultants of the Company to achieve the longer-term objectives of the Company; to give suitable recognition to the ability and industry of such persons who contribute materially to the success of the Company; and to attract and retain persons of experience and ability, by providing them with the opportunity to acquire an increased proprietary interest in the Company. The Company awards stock options to its executive officers based upon the recommendation of the Board, which recommendation is based upon the Compensation Committee’s review of a proposal from the President and CEO. Previous grants of incentive stock options are taken into account when considering new grants. .

The Company has a stock option plan for the granting of incentive stock options to the officers, employees, consultants and directors. See Item 6E “Share Ownership – Equity Compensation Plans” for more information.

Director Compensation

The Company has no arrangements, standard or otherwise, pursuant to which Directors are compensated by the Company for their services in their capacity as Directors, or for committee participation, involvement in special assignments or for services as consultant or expert during the most recently completed financial year or subsequently, up to and including the date of this Form 20-F, except for the consulting fees described as Section 7.A Related Party Transactions.

Long-Term Incentive Plan Awards

The Company did not make any long-term incentive plan awards during the period ended September 30, 2010 and the year ended September 30, 2009.

Pension, Retirement or Similar Benefits

We do have amounts set aside to provide for pension, retirement or similar benefits.

C.             Board Practices

Our Directors have served in their respective capacities since their election or appointment and will serve until our next annual general meeting or until a successor is duly elected and qualified, unless their office is earlier vacated in accordance with the CBCA and our articles of incorporation. Our officers serve at the discretion of the board.

The Board is responsible for, among other things, identifying suitable candidates to be recommended for election to the Board by shareholders or appointment by the Directors, subject to the limits in the Company’s articles and the CBCA. One of the objectives of the Board with respect to the nomination is to maintain the composition of the Directors in a way that provides the best mix of skills and experience to guide our long-term strategy and ongoing business operations.

The Board is to conduct an annual review and assessment of the performance of the Chairman and Chief Executive Officer and the other senior executive officers of the Company.

The Board also reviews and monitors our executive development programs and the long-range plans and personnel policies for recruiting, developing and motivating our executives. The Board has reviewed and approved the qualifications of each of the Board nominees standing for election.

The Board is responsible for conducting an annual review of the performance of the Company and the Chief Executive Officer as measured against objectives established in the prior year by the Board and the CEO and approved by the Board. The evaluation is to be used by the Board in its deliberations concerning the CEO’s annual compensation. The evaluation of performance against objectives forms part of the determination of the entire compensation of senior employees. The Board is also responsible for reviewing the compensation of the Directors on an annual basis, taking into account such matters as time commitment, responsibility and compensation provided by comparable organizations. The compensation committee will make an annual review of such matters and make a recommendation to the Board.

The Board is responsible for making an annual assessment of the overall performance of the Directors as a group and to reporting its findings to the full Board. The assessment examines the effectiveness of the Directors as a whole and specifically reviews areas that the Directors and/or Management believe could be improved to ensure the continued effectiveness of the Directors in the execution of their responsibilities

Term of Office

All directors have a term of office expiring at our next annual general meeting, unless a director’s office is earlier vacated in accordance with our Articles or the provisions of the CBCA. All officers serve at the discretion of the Board.

Audit and Compensation Committees

We have an audit committee and audit committee charter. A copy of our audit committee charter was filed as an exhibit to our Form 10-KSB filed for the Company’s 2003 fiscal year. The function of the audit committee is to monitor the veracity of the financial and regulatory reports produced by the Company, and the controls that are in place to ensure the opportunities for fraud or material error in our financial statements are minimized. The current audit committee is comprised of Dennis Bennie, Ilan Diamond and Daniel Bloch.

The Board has determined that all members of the Audit Committee meet the SEC’s definition of an “audit committee financial expert”, as defined in Item 401(e)(2) of Regulation S-B. The Board has also determined that Mr. Bennie and Mr. Bloch meet the definition of an “independent director”, as defined in Rule 121A of the American Stock Exchange Company Guide.

We have a compensation committee comprised of Dennis Bennie, Colin Kinley and Daniel Bloch. Currently, any material commitments, inclusive of remuneration, are required to be pre-approved by the Board, following recommendation of the compensation committee.

We have a disclosure committee and a disclosure committee charter. Our disclosure committee is comprised of all of our officers and directors. The purpose of the committee is to provide assistance to the Chief Executive Officer and the Chief Financial Officer in fulfilling their responsibilities regarding the identification and disclosure of material information about us, and the accuracy, completeness and timeliness of our financial reports.

D.             Employees

As of September 30, 2010, we and our subsidiaries together employed a total of nine full-time employees, all of which are employed in Israel as well as engaged the services of seven consultants who performed management and professional functions. None of the Company’s employees are part of a collective bargaining unit. Management believes that its relations with its employees and consultants are good.

Israeli Employment Law and Practices

          The Company’s employees are located in Israel. Certain provisions of Israeli employment laws and of extension orders based upon provisions of the collective bargaining agreements between the Histadrut (i.e., the General Federation of Labor in Israel) and the Coordination Bureau of Economic Organizations (including the Industrialists’ Associations) are applicable to employees in Israel by order of the Israeli Ministry of Labor. These provisions concern principally the length of the work day, minimum daily wages for professional workers, insurance for work-related accidents, procedures for dismissing employees, determination of severance pay and other conditions of employment.

          Israeli law generally requires severance pay, which may be funded by Managers’ Insurance described below in this section upon the retirement or death of an employee or termination of employment without cause (as defined in the law). The payments thereto amount to approximately 8.33% of wages. Furthermore, Israeli employees and employers are required to pay predetermined sums to the National Insurance Institute, which is similar to the United States Social Security Administration. Such amounts also include payments for national health insurance. The payments to the National Insurance Institute are equal to approximately 16.3% of the wages, of which the employee contributes approximately 66% and the employer contributes approximately 34%. In addition, Israeli law requires employers to make mandatory pension payments on behalf of their employees.

          A general practice followed, although not legally required, is the contribution of additional funds on behalf of employees to a fund known as Managers’ Insurance. This fund provides a combination of savings plan, insurance and severance pay benefits to the employee, giving the employee a lump sum payment upon retirement and securing the severance pay, if legally entitled, upon termination of employment. The employer decides which employees are entitled to participate in the plan, and each employee who agrees to participate, contributes an amount equal to 5% of his or her salary, and the employer contributes between 13.3% and 15.8% of the employee’s salary which also includes the mandatory pension payments required by applicable law.

E.             Share Ownership

Shares

The shareholdings of our officers and directors are set forth below as of the date hereof.

Name and Position	Number of Common Shares	Percentage of Outstanding Common Shares Owned (1)
Dennis Bennie Director (Chairman)	6,261,068 (2)	6.95%
Ilan Diamond Chief Executive Officer and Director	4,709,883(3)	5.23%

Name and Position	Number of Common Shares	Percentage of Outstanding Common Shares Owned (1)
Alan Friedman Executive Vice-President and Director	5,988,267 (4)	6.64%
Alan Rootenberg Chief Financial Officer through to January 11, 2011	50,000	0.06%
Daniel Bloch, Director, Secretary through to August 23, 2010	Nil	Nil
Denny Johnson Senior Vice-President, Exploration and Development	4,000	0.0%
Colin Kinley Senior VP, Operations	50,000	0.06%
Gadi Levin Secretary from August 23, 2010 and CFO from January 11, 2011	Nil	Nil
Yael Reznik Cramer Director	Nil	Nil
Eli Barkat (5) Director	10,000,000	11.09%
Total:	27,063,218	30.02%

1.	Based on 90,140,001 common shares issued and outstanding as of January 31, 2011
2.	Includes 100,000 shares held by spouse.
3.	Includes 140,000 shares held by spouse.
4.	Includes 1,034,667 shares held by spouse.
5.	Shares held by BRM, beneficially owned by Eli Barkat, Nir Barkat and Yuval Rakav.

Options

Details of the stock options held by our officers and directors are set forth below as of the date hereof:

Name and Position	Grant Date	Expiry Date	Exercise Price	Vesting Type	Total
Dennis Bennie Director (Chairman)	August 31, 2009(1) January 27, 2010(2) January 11, 2011	August 20, 2014 January 26, 2015 January 11, 2016	$0.25 $0.60 CDN$0.80	A E H	396,000 250,000 100,000

Name and Position	Grant Date	Expiry Date	Exercise Price	Vesting Type	Total
Daniel Bloch Director	August 31, 2009 January 27, 2010 January 11, 2011	August 20, 2014 January 26, 2015 January 11, 2016	$0.25 $0.60 CDN$0.80	A E H	75,000 50,000 200,000
Brook Cole	August 31, 2009 January 27, 2010	August 20, 2014 January 26, 2015	$0.25 $0.60	C F	60,000 25,000
Ilan Diamond Chief Executive Officer and Director	August 31, 2009 August 31, 2009 January 27, 2010 January 11, 2011	August 20, 2014 August 20, 2014 January 26, 2015 January 11, 2016	$0.25 $0.25 $0.60 CDN$0.80	A C E H	396,000 385,000 250,000 200,000
Alan Friedman Executive Vice- President and Director	August 31, 2009 August 31, 2009 January 27, 2010 January 11, 2011	August 20, 2014 August 20, 2014 January 26, 2015 January 11, 2016	$0.25 $0.25 $0.60 CDN$0.80	A C E H	396,000 250,000 250,000 150,000
Denny Johnson Senior Vice- President, Exploration and Development	August 31, 2009	August 20, 2014	$0.25	C	150,000(3)
Colin Kinley President, Chief Operating Officer and Director	August 31, 2009 September 23, 2009(3) January 27, 2010 January 11, 2011	August 20, 2014 September 23, 2014 January 26, 2015 January 11, 2016	$0.25 $0.25 $0.60 CDN$0.80	B D(4) E H	400,000 250,000 250,000 800,000
Alan Rootenberg, Chief Financial Officer (through January 11, 2011)	September 23, 2009 January 27, 2010	September 23, 2014 January 26, 2015	$0.25 $0.60	A E	150,000 75,000
Glen Perry Vice President Operations and Director	July 22, 2010	July 22, 2015	$0.60	E	600,000
Gadi Levin, Secretary and Chief Financial Officer (from January 11, 2011)	July 22, 2010	July 22, 2015	$0.60	E	250,000
Yael Reznik Cramer, Director	January 11, 2010	January 11, 2016	CDN$0.80	H	100,000
Eli Barkat, Director	January 11, 2010	January 11, 2016	CDN$0.80	H	100,000
Total:					6,558,000

________________
Notes:

(1)             The closing price of the Common Shares on the OTCBB on August 31, 2009, the date the Adira Options were exchanged for previously granted stock options, was $0.22.
(2)             The closing price of the Common Shares on the OTCBB on January 27, 2010 was $0.58
(3)             The closing price of the Common Shares on the OTCBB on September 23, 2009 was $0.23.
(4)             The closing price of the Common Shares on the OTCBB on December 15, 2009 was $0.42.

Vesting Type Key:

(A)             Options vest over 2 years, with 12.5% vesting at the end of each quarter.
(B)             Options vest 8.5% at the end of each quarter over two years and 8.0% at the end of each quarter thereafter.
(C)             Options vest over 4 years, with 6.25% vesting at the end of each quarter.
(D)             Options vest 12.5% at the end of each quarter with the initial amount vesting on December 17, 2009.
(E)             Options vest over 2 years, with 12.5% vesting at the end of each quarter. Initial amount vests on grant date.
(F)             Options vest over 4 years, with 6.25% vesting at the end of each quarter. Initial amount vests on grant date.
(G)             Options vest 8.5% at the end of each quarter over two years and 8.0% at the end of each quarter thereafter. Initial amount vests on grant date.
(H)             Options vest 12.5% every 6 months with the initial amount vesting on July 11, 2010.

Warrants

Details of the share purchase warrants held by our officers and directors are set forth below as of the date hereof.

Name and Position	Grant Date	Expiry Date	Exercise Price	Total
Dennis Bennie Director (Chairman)	August 31, 2009 November 22, 2010	August 31, 2011 November 22, 2013	US$0.50 US$0.55	118,200 50,000(1)
Ilan Diamond Chief Executive Officer and Director	November 22, 2010	November 22, 2013	US$0.55	70,000(1)
Alan Friedman Executive Vice- President and Director	August 31, 2009 November 22, 2010	August 31, 2011 November 22, 2013	US$0.50 US$0.55	9,000 75,000(1)
Alan Rootenberg Chief Financial Officer through January 11, 2011	November 22, 2010	November 22, 2013	$US0.55	25,000
Daniel Bloch Director, Secretary through August 23, 2010	N/A	N/A	Nil	Nil
Colin Kinley President and COO	November 22, 2010	November 22, 2013	US$0.55	25,000
Denny Johnson Senior Vice-President, Exploration and Development	August 31, 2009	August 31, 2011	US$0.50	2,000
Gadi Levin Secretary from August 23, 2010 and CFO from January 11, 2011	N/A	N/A	Nil	Nil

Name and Position	Grant Date	Expiry Date	Exercise Price	Total
Yael Reznik Cramer Director	N/A	N/A	Nil	Nil
Eli Barkat (2) Director	December 3, 2010 November 22, 2010	December 3, 2013 November 22, 2013	US$0.40 US$0.55	1,101,750 5,000,000
Total:				6,475,950

1.	Held by spouse

2.

Consists of 5,000,000 warrants held by BRM and 1,101,750 warrants held by DS Apex Mergers & Acquisitions Ltd., which is 60% owned by BRM. BRM is beneficially owned by Eli Barkat, Nir Barkat and Yuval Rakav. The warrants issued to DS Apex Mergers & Acquisitions Ltd were in consideration for placement services provided to us in connection with the Adira Financing – see Item 10C "Material Contracts" .

Each warrant may be exercised to purchase one of our common shares at the exercise price.

Equity Compensation Plans

The following table summarizes our compensation plans under which equity securities are authorized for issuance as at September 30, 2010.

Plan Category	Number of securities to be issued upon exercise of outstanding options, warrants and rights	Weighted-average exercise price of outstanding options, warrants and rights	Number of securities remaining available for future issuance under equity compensation plans (excluding securities reflected in the second column)
Equity compensation plans approved by security holders	5,659,000	$0.39	605,000
Equity compensation plans not approved by security holders	Nil	$0.25	N/A
Total:	5,659,000	$0.39	605,000

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

As of January, 2011, 7,309,000options had been granted under the 2009 Stock Option Plan as follows:

On August 31, 2009, 3,334,000 options were granted to the former holders of Adira Energy stock options, in exchange for previously outstanding Adira Energy options. The exercise price per common share of these options is $0.25. These options will expire on August 20, 2014 and are subject to various vesting terms.

On September 23, 2009, 650,000 options were granted to certain directors and officers of the Company. The exercise price per common share of these options is $0.25. These options will expire on September 23, 2014 and are subject to various vesting terms.

On January 27, 2010, 1,270,000 options were granted to certain directors and officers of the Company. The exercise price per common share of these options is $0.60. These options will expire on January 26, 2015 and are subject to various vesting terms.

In March 2010, 270,000 options with an exercise price of $0.25 were cancelled and in June 2010, 250,000 Options with an exercise price of $0.25 and 550,000 options with an exercise price of $0.60 were cancelled.

On July 22, 2010, 925,000 options were granted to certain directors and officers of the Company. The exercise price per common share of these options is $0.60. These options will expire on July 22, 2015 and are subject to various vesting terms.

On January 11, 2011, 1,650,000 options were granted to certain directors and officers of the Company. The exercise price per common share of these options is $0.79. These options will expire on January 11, 2016 and are subject to various vesting terms.

On January 11, 2011, the Board of Directors adopted an annex to the New Stock Option Plan applicable to optionees who are residents of the State of Israel at the date of grant or those who are deemed to be residents of the state of Israel for the payment of tax at the date of grant. The provisions specified therein form an integral part of the New Stock Option Plan and is to be read as a continuation of the New Stock Option Plan and only modifies options granted to Israeli optionees so that they comply with the requirements set by the Israeli law in general, and in particular with the provisions of Section 102 of the Israeli Income Tax Ordinance, as may be amended or replaced from time to time. In connection with options granted to Israeli optionees under the New Stock Option Plan, the Board of Directors selected the capital gains tax track pursuant to the Israeli tax legislation which came into effect on January 1, 2003.

ITEM 7               MAJOR SHAREHOLDER AND RELATED PARTY TRANSACTIONS

A.             Major Shareholders

Major Shareholders

We are a publicly-held corporation, with our shares held by residents of the United States, Canada and other countries. To the best of our knowledge, no person, corporation or other entity beneficially owns, directly or indirectly, or controls more than 5% of our common shares, except as follows:

Name and Municipality of Residence	Number of Common Shares Owned(1)	Percentage(2)
Dennis Bennie Toronto, Canada	6,261,068(3)	6.95%
Ilan Diamond Raanana, Israel	4,709,883(4)	5.23%
Alan Friedman Toronto, Canada	5, 988,267(5)	6.64%
BRM , Israel(5)	10,000,000	11.09%
Lapidoth Israel Oil Prospectors Corp. Ltd., Israel (6)	6,250,000	6.9%

(1)

Based on beneficial share ownership data as of the date hereof. For these purposes, “beneficial ownership” means the sole or shared power to vote or direct the voting or to dispose or direct the disposition of any security. Unless otherwise indicated, each shareholder listed has sole voting or dispositive power with respect to such common shares.

(2)	Based on 90,140,001 of our common shares issued and outstanding as of January 31, 2011.
(3)	Includes 100,000 shares held by spouse.
(4)	Includes 140,000 shares held by spouse.
(5)	Includes 884,667 held by spouse
(6)	BRM is a private investment company beneficially owned by Mr. Eli Barkat, Mr. Nir Barkat and Mr. Yuval Rakav.
(7)	Lapidoth Israel Oil Prospectors Corp. Ltd is beneficially owned by Mr. Yaakov Luxembourg.

Each of our common shares entitles the holder thereof to one vote.

Significant Changes in Ownership.

For significant changes of ownership of the holdings of the major shareholders, please see Item 4A –"Acquisition of Adira Energy" and "Adira Financing".

Geographic Breakdown of Shareholders

As of December 31, 2010, our shareholder register indicates that our common shares are held as follows:

Location	Number of Shares	Percentage of Total Shares	Number of Registered Shareholders of Record
United States	1,695,776	1.9%	57
Canada	56,104,009	62.2%	101
Other	32,340,216	35.9%	32
Total	90,140,001	100%	190

Shares registered in intermediaries were assumed to be held by residents of the same country in which the clearing house was located.

Transfer Agent

Our securities are recorded in registered form on the books of our transfer agent, Computershare Trust Company of Canada, located at 3rd Floor, 510 Burrard Street, Vancouver, BCV6C 3B9. However, the majority of such shares are registered in the name of intermediaries such as brokerage houses and clearing houses (on behalf of their respective brokerage clients). We do not have knowledge or access to the identities of the beneficial owners of such shares registered through intermediaries.

Control

To the best of our knowledge, we are not directly or indirectly owned or controlled by any other corporation, by any foreign government or by any other natural or legal person, severally or jointly.

Insider Reports under Canadian Securities Law

Under the Canadian Securities laws, “insiders” (generally officers, directors and holders of 10% or more of our shares) are required to file insider reports of changes in their ownership in the first 5 days following a trade in our securities. Copies of such reports are available publically at www.sedi.ca.

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

During the year ended September 30, 2010, and for the 175 day period ended September 30, 2009 we incurred the following expenses with related parties:

  $204,452 in consulting fees to individuals that are directors and officers of the Company or to private companies which are controlled by a director and officers of the Company (September 30, 2009 - $148,152);
  $279,149 in technical consulting fees to a company in which a director is the President and Chief Operating Officer, (September 30, 2009 - $75,000); and
  $112,166 in technical consulting fees to a corporation controlled by an officer, (September 30, 2009 - $20,000).

          During the year ended September 30, 2008, AMG incurred the following expenses with related parties:

          During the 2008 fiscal year, the Company incurred $54,568 of mainly G&A costs through DLJ, a wholly owned subsidiary of Trans-Orient. The amount represents costs incurred by DLJ on behalf of the Company for administrative and accounting services. At September 30, 2008, the Company owed DLJ $2,604.

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

C.             Interests of Experts and Counsel

The names of the experts are as follows:

(a)	Aird &Berlis LLP, counsel to the Company;

(b)	Petrotech Engineering Ltd., author of the Eitan Technical Report;

(c)	MSCM LLP, Chartered Accountants; and

(d)	Smythe Ratcliffe LLP, Chartered Accountants.

Except as otherwise disclosed herein, none of Aird & Berlis LLP, Petrotech Engineering Ltd., Smythe Ratcliffe or MSCM LLP, or any director, officer, employee or partner thereof, as applicable, received or has received a direct or indirect interest in the property of the Company or of any associate or affiliate of the Company. As of the date hereof, the directors, officers, employees and partners, as applicable, of each of the aforementioned companies and partnerships beneficially own, directly or indirectly in the aggregate less than one percent of the securities of the Company. No director, officer, employee or partner, as applicable, of the aforementioned companies or partnerships is currently expected to be elected, appointed or employed as a director, officer or employee of the Company or of any associate of affiliate of the Company.

ITEM 8               FINANCIAL INFORMATION

A.             Consolidated Statements and Other Financial Information

Financial Statements

The financial statements required as part of this Form 20-F are filed under Item 17 of this Form 20-F.

Legal Proceedings

We are not a party to any legal or arbitration proceedings nor, to our knowledge, are any such proceedings contemplated.

Dividends

We have not paid any dividends on our common shares since incorporation. Our management anticipates that we will retain all future earnings and other cash resources for the future operation and development of our business. We do not intend to declare or pay any cash dividends in the foreseeable future. Payment of any future dividends will be at our board of directors’ discretion, subject to applicable law, after taking into account many factors including our operating results, financial condition and current and anticipated cash needs.

B.             Significant Changes

We have not experienced any significant changes since the date of the financial statements included with this Form 20-F except as disclosed in this Form 20-F.

ITEM 9              THE OFFER AND LISTING

Common Shares

Our authorized capital consists of an unlimited number of common shares without par value, of which 62,640,001 common shares and are issued and outstanding as of September 30, 2010 and 90,140,001 as of December 31, 2010. All shares are initially issued in registered form. Except for the escrowed shares (see below) there are no restrictions on the transferability of our common shares imposed by our constituting documents.

The common shares entitle their holders to: (i) vote at all meetings of our shareholders except meetings at which only holders of specified classes of shares are entitled to vote, having one vote per common share, (ii) receive dividends at the discretion of our board of directors; and (iii) receive our remaining property on liquidation, dissolution or winding up.

A.             Offer and Listing Details- Price History

Trading Markets

Our common shares are traded on the OTC Bulletin Board in the United States under the symbol “ADENF”. The following table shows the progression in the high and low closing trading prices of our common shares on the OTC Bulletin Board for the periods listed.

	High ($)	Low ($)
Annual (fiscal year)

2010	0.90	0.22
2009	0.38	0.03
2008	0.50	0.11

	High ($)	Low ($)
2007	0.90	0.32
2006	1.41	0.125

Quarterly

Fiscal 2010
Fourth Quarter	0.15	0.25
Third Quarter	0.6	0.28
Second Quarter	0.74	0.39
First Quarter	0.54	0.22

Fiscal 2009
Fourth Quarter	0.38	0.21
Third Quarter	0.38	0.06
Second Quarter	0.10	0.05
First Quarter	0.12	0.03
Fiscal 2008
Fourth Quarter	0.33	0.11
Third Quarter	0.50	0.21
Second Quarter	0.39	0.21
First Quarter	0.50	0.27

Monthly

January 2011	0.83	0.63
December 2010	0.90	0.45
November 2010	0.55	0.35
October 2010	0.48	0.33
September 2010	0.50	0.34
August 2010	0.50	0.29

The following table shows the progression in the high and low closing trading prices of our common shares on the TSXV for the periods listed.

	High (CAD)	Low (CAD)

December 2010	0.55	0.90

January 2011	0.80	0.60

Escrowed Securities

Pursuant to our listing on the TSXV in December 2010, a number of our common shares are subject to escrow pursuant to the policies of the TSXV, namely:

Designation of Class	Number of Securities held in escrow or that are subject to a contractual restriction on transfer	% of Class
Common Shares	2,848,000	3.16%

B.             Plan of Distribution

Not applicable.

C.             Markets

Our common shares are traded on the TSXV under the symbol “ADL” and in the United States on the OTC Bulletin Boardunder the symbol “ADENF”and on the Frankfurt Stock Exchange under the symbol “AORLB8”.

D.             Selling Shareholders

Not applicable.

E.             Dilution

Not applicable.

F.             Expenses of the Issue

Not applicable.

ITEM 10             ADDITIONAL INFORMATION

A.             Share Capital

Not applicable

B.             Memorandum and Articles of Incorporation

We were incorporated on February 20, 1997 as “Trans New Zealand Oil Company” under the laws of the State of Nevada, USA. We changed our name to “AMG Oil Ltd.” on July 27, 1998. On November 27, 2008, we changed our jurisdiction of incorporation from Nevada to the Canadian federal jurisdiction under the Canada Business Corporation Act. Our corporate constituting documents are comprised of our Articles of Association (“Articles”) and our By-Laws (“By-Laws”). Information regarding out Articles and By-laws is incorporated by reference from our Form 20-F filed previously on September 4, 2009.

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

  Form of Subscription Agreement entered into between the Company Oil Ltd and the subscribers for the 400,000 Unit Private Placement described in Item 4.A of this Form 20-F

  Form of Subscription Agreement entered into between the Company and the subscribers for the 27,500,000 subscription receipts described in Item 4.A of this Form 20-F. A copy of this agreement is attached hereto as Exhibit 4.7.

  Agreement with the Modi’in Energy Limited Partnership, its general partner, Modi’in Energy Management (1992) Limited and Brownstone Ventures, Inc. described in Item 4.B of this Form 20-F and a summary of which is attached as Exhibit 4.8.

  Letter of Intent with Brownstone dated September 20, 2009, as amended, pursuant which Brownstone was granted the right, to earn a 15% participating interest in any existing or future oil and gas blocks acquired by the Company in offshore State of Israel for a three year period commencing July 15, 2009 upon assuming an obligation to contribute 15% of all costs associated with such projects. A copy of the Brownstone LOI is attached hereto as Exhibit 4.9.

  Agency Agreement between Adira Energy and DS Apex and Mergers Ltd. dated November 22, 2010 in connection with the part of the Adira Financing placed by DS Apex Mergers & Acquisitions Ltd. in certain jurisdictions, excluding Canada and the United States of America. ,as described in Item 4.A of this Form 20-F. A copy of this Agency agreement is attached hereto as Exhibit 4.10.

  Nominee agreement with BRM relating to the appointment of directors on behalf of BRM. A copy of the Nominee agreement is attached hereto as Exhibit 4.11.

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

The Investment Act is a federal statute of broad application regulating the establishment and acquisition of Canadian businesses by non-Canadians, including individuals, governments or agencies thereof, corporations, partnerships, trusts or joint ventures (each an “entity”). Investments by non-Canadians to acquire control over existing Canadian businesses or to establish new ones are either reviewable or notifiable under the Investment Act. If an investment by a non-Canadian to acquire control over an existing Canadian business is reviewable under the Investment Act, the Investment Act prohibits implementation of the investment unless after review the Director of Investments, who is appointed by the Minister of Industry, is satisfied that the investment is likely to be of net benefit to Canada.

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

Foreign Tax Credit

None of the Company’s employees are part of a collective bargaining unit. Management believes that its relations with its employees and consultants are good.

A U.S. Holder who pays (or has withheld from distributions) Canadian income tax with respect to the ownership of our common shares may be entitled, at the option of the U.S. Holder, to either receive a deduction or a tax credit for such foreign tax paid or withheld. Generally, it will be more advantageous to claim a credit because a credit reduces United States federal income taxes on a dollar-for-dollar basis, while a deduction merely reduces the taxpayer’s income subject to tax. This election is made on a year-by-year basis and generally applies to all foreign taxes paid by (or withheld from) the U.S. Holder during that year. There are significant and complex limitations which apply to the credit, among which is the general limitation that the credit cannot exceed the proportionate share of the U.S. Holder’s United States income tax liability that the U.S. Holder’s foreign source income bears to his or its worldwide taxable income. In the determination of the application of this limitation, the various items of income and deduction must be classified into foreign and domestic sources. Complex rules govern this classification process. In addition, this limitation is calculated separately with respect to “passive income" and "general income," and dividends distributed by us will generally constitute “passive income” for these purposes. The availability of the foreign tax credit and the application of the limitations on the credit are fact specific, and U.S. Holders of our common shares should consult their own tax advisors regarding their individual circumstances.

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

Passive Foreign Investment Company

United States income tax law contains rules governing “passive foreign investment companies” (“PFIC”) which can have significant tax effects on U.S. Holders of foreign corporations. These rules do not apply to non-U.S. Holders. Section 1297 of the Code defines a PFIC as a corporation that is not formed in the United States if, for any taxable year, either (i) 75%or more of its gross income is “passive income,” which includes interest, dividends and certain rents and royalties or (ii) the average percentage, by fair market value (or, if the corporation is not publicly traded and either is a controlled foreign corporation or makes an election, by adjusted tax basis), of its assets that produce or are held for the production of “passive income” is 50% or more. We do not believe that we were a PFIC for our taxable year ending September 30, 2010, however, we appear to have been a PFIC for our taxable year ending September 30, 2009, and at least certain prior fiscal years. In addition, we may also qualify as a PFIC in future fiscal years. Each of our U.S. Holders is urged to consult a tax advisor with respect to how the PFIC rules affect such U.S. Holder’s tax situation.

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

d)             Commodity Price Risk

While the value of our exploration properties can always be said to relate to the price of the commodity and the outlook for same, we do not have any operating mines or economic ore and therefore do not have any hedging arrangements.

ITEM 12             DESCRIPTION OF SECURITIES OTHER THAN EQUITY SECURITIES

Not applicable.

PART II

ITEM 13             DEFAULTS, DIVIDEND ARREARAGES AND DELINQUENCIES

None.

ITEM 14             MATERIAL MODIFICATIONS TO THE RIGHTS OF SECURITY HOLDERS AND USE OF PROCEEDS

None.

ITEM 15             CONTROLS AND PROCEDURES

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

Under the supervision and with the participation of our Chief Executive Officer and Chief Financial Officer, our management conducted an evaluation of the effectiveness of our Company’s disclosure controls and procedures as of September 30, 2010. Our Chief Executive Officer and Chief Financial Officer, after completing this evaluation, concluded that, as of such date, our disclosure controls and procedures were effective in ensuring that information required to be disclosed by the Company was recorded, processed, summarized and reported within the time periods specified in the Exchange Act Rules and forms.

Management’s Annual Report on Internal Control Over Financial Reporting

Our management is responsible for establishing and maintaining adequate internal control over financial reporting. The Exchange Act in Rule 13a-15(f ) and 15d-15(f ) defines this as a process designed by, or under the supervision of, the company’s principal executive and principal financial officers and effected by the company’s board of directors, management and other personnel, to provide reasonable assurance regarding the reliability of financial reporting and the preparation of financial statements for external purposes in accordance with generally accepted accounting principles and includes those policies and procedures that:

-	pertain to the maintenance of records that, in reasonable detail, accurately and fairly reflect the transactions and dispositions of the assets of the company;
-

provide reasonable assurance that transactions are recorded as necessary to permit preparation of financial statements in accordance with generally accepted accounting principles, and that receipts and expenditures of the company are being made only in accordance with authorizations of management and directors of the company; and

-

provide reasonable assurance regarding prevention or timely detection of unauthorized acquisition, use or disposition of the company’s assets that may have a material effect on the financial statements.

Under the supervision and with the participation of our chief executive officer and chief financial officer, our management assessed the effectiveness of the Company’s internal control over financial reporting as at September 30, 2010. In making this assessment, the Company’s management used the criteria, established in Internal Control-Integrated Framework issued by the Committee of Sponsoring Organizations of the Treadway Commission (COSO). Based upon this assessment, our management concluded that the Company’s internal control over financial reporting was effective as at September 30, 2010.

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

This Annual Report does not include an attestation report of the Company’s registered public accounting firm regarding internal control over financial reporting. Management’s report was not subject to attestation by the Company’s registered public accounting firm pursuant to a final rule of the SEC that permits the Company to provide only management’s report in the Annual Report.

Changes in Internal Control over Financial Reporting

During the period ended September 30, 2010, there were no changes in our internal control over financial reporting (as defined in Rules 13a-15(f) and 15d-15(f) of the Exchange Act) that have materially affected, or are reasonably likely to materially affect, our internal control over financial reporting.

ITEM 16A         AUDIT COMMITTEE FINANCIAL EXPERTS

The board of directors of the Company has determined that Mr. Bennie meets the SEC’s definition of an “audit committee financial expert”, as defined in Item 16 of Form 20F. The Board has also determined that Mr. Bennie meets the definition of an “independent director”, as defined in Rule 121A of the American Stock Exchange Company Guide.

ITEM 16B         CODE OF ETHICS

We do not have a written code of ethics. We have drafted a code of ethics that we anticipate will be applicable to all of our employees and officers, including our principal executive officer, principal financial officer, principal accounting officer or controller, or persons performing similar functions. We hope to finalize this draft code of conduct and implement it in the near future.

ITEM 16C         PRINCIPAL ACCOUNTANT FEES AND SERVICES

The following table sets forth information regarding the amount billed to us by our independent auditors, Smythe Ratcliffe LLP, for each as follows: (i) Smythe Ratcliffe LLP, for our fiscal period ended September 30, 2009 (ii) MSCM LLP for our fiscal year ended September 30, 2009.

	Period ended September 30
	2010	2009
Audit Fees:	$60,000	$33,000
Audit Related Fees:	$0	$0
Tax Fees:	$0	$0
All Other Fees:	$0	$2,500
Total:	$78,000	$46,500

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

ITEM 16E         PURCHASE OF EQUITY SECURITIES BY THE ISSUER AND AFFILIATED PURCHASERS

None

ITEM 16F         CHANGES TO REGISTRANT’S CERTIFYING ACCOUNTANT

On August 23, 2010, we dismissed Smythe Ratcliffe LLP. As our independent auditors and appointed MSCM LLP as our independent auditors. The change in auditors was approved by our Audit Committee and Board of Directors. Smythe Ratcliffe LLP's reports on our financial statements for our past two fiscal years did not contain an adverse opinion or disclaimer of opinion and were not qualified or modified as to uncertainty, audit scope or accounting principles, except to indicate doubt as to the Company's ability to continue as a going concern. During our past two fiscal years and until the dismissal of Smythe Ratcliffe LLP, there were no disagreements between our company and Smythe Ratcliffe LLP on any matter of accounting principles or practices, financial statement disclosure or auditing scope or procedure.

ITEM 16G         CORPORATE GOVERNANCE

Not applicable.

PART III

ITEM 17             FINANCIAL STATEMENTS

The following attached financial statements are incorporated herein:

1.	Consolidated Financial Statements of the Company for the period ended September 30, 2010, comprised of the following:

(A)	Consolidated balance sheet as at September 30, 2010

(B)	Consolidated statement of operations, comprehensive loss and deficit for the year ended September 30, 2010

(C)	Consolidated statement of cash flows for the year ended September 30, 2010

(D)	Notes to consolidated financial statements

ADIRA ENERGY LTD.
(Formerly AMG OIL LTD.)
(An Exploration Stage Enterprise)
Consolidated Financial Statements
For the Year Ended September 30, 2010 and for the 175-day period ended September 30, 2009
(Expressed in United States Dollars)

MANAGEMENT’S RESPONSIBILITY FOR FINANCIAL REPORTING

The accompanying consolidated financial statements of Adira Energy Ltd. (An Exploration Stage Enterprise) have been prepared by management in accordance with Canadian generally accepted accounting principles and reflect management’s best estimates and judgment based on information currently available. The financial information contained elsewhere in this information circular has been reviewed to ensure consistency with the consolidated financial statements.

Management maintains systems of internal control designed to provide reasonable assurance that the Company’s assets are safeguarded. All transactions are authorized and duly recorded and financial records are properly maintained to facilitate financial statements in a timely manner. The Board of Directors is responsible for ensuring that management fulfills its responsibilities for financial reporting and is ultimately responsible for reviewing and approving the financial statements. The Board carries out this responsibility principally through its Audit Committee.

The Audit Committee of the Board of Directors has reviewed the consolidated financial statements with management and the external auditors. The consolidated financial statements for the years ended September 30, 2010 and 2009 have been audited by MSCM LLP on behalf of the shareholders. They have audited the consolidated financial statements in accordance with Canadian generally accepted auditing standards to enable them to express to the shareholders their opinion on the consolidated financial statements for the years ended September 30, 2010 and 2009.

“Ilan Diamond”	“Gadi Levin”
Chief Executive Officer	Chief Financial Officer

Toronto, Ontario
January 28, 2011

Auditors' Report

To the Shareholders of
Adira Energy Ltd. (Formerly AMG OIL LTD.)
(An Exploration Stage Enterprise)

We have audited the consolidated balance sheet of Adira Energy Ltd. (formerly AMG OIL LTD.) (An Exploration Stage Enterprise) as at September 30, 2010 and the consolidated statements of operations and comprehensive loss and deficit, and cash flows for the year then ended. These financial statements are the responsibility of the Company's management. Our responsibility is to express an opinion on these financial statements based on our audit.

We conducted our audit in accordance with Canadian generally accepted auditing standards. Those standards require that we plan and perform an audit to obtain reasonable assurance whether the financial statements are free of material misstatement. An audit includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements. An audit also includes assessing the accounting principles used and significant estimates made by management, as well as evaluating the overall financial statement presentation.

In our opinion, these consolidated financial statements present fairly, in all material respects, the financial position of the Company as at September 30, 2010 and the results of its operations and its cash flows for the year then ended in accordance with Canadian generally accepted accounting principles.

The consolidated financial statements as at September 30, 2009 and for the 175-day period ended September 30, 2009 were audited by other auditors who expressed an opinion without reservation on those statements in their report dated November 13, 2009.

Signed:

Chartered Accountants
Licensed Public Accountants

Toronto, Ontario
January 28, 2011

ADIRA ENERGY LTD.
(Formerly AMG OIL LTD.)
(An Exploration Stage Enterprise)
Consolidated Balance Sheets
As of September 30, 2010 and 2009
(Expressed in United States Dollars)

	September	September
	30, 2010	30, 2009
Assets
Current Assets
Cash and cash equivalents	$357,560	$2,354,628
Accounts receivable	553,225	9,437
Prepaid expenses and consumables	459,126	12,978
Total Current Assets	1,369,911	2,377,043

Equipment deposit (note 6)	-	372,600
Property, plant and equipment (note 6)	397,631	-
Oil and gas licenses (note 7)	19,356	6,662

Total Assets	$1,786,898	$2,756,305

Liabilities and Shareholders’ Equity
Current Liabilities
Accounts payable and accrued liabilities (note 7)	$568,912	$126,977
Total Current and Long-Term Liabilities	568,912	126,977

Shareholders’ Equity
Share Capital (note 9)	3,478,894	3,478,894
Contributed Surplus (note 9(e))	1,140,812	519,061
Deficit	(3,401,720)	(1,368,627)
Total Shareholders’ Equity	1,217,986	2,629,328
Total Liabilities and Shareholders’ Equity	$1,786,898	$2,756,305

Going concern (note 1)
Commitments and contingencies (note 11)
Subsequent events (note 13)

Approved on Behalf of the Board

“Alan Friedman”	(signed)	Director

“Ilan Diamond”	(signed)	Director

The accompanying notes are an integral part of these consolidated financial statements.

ADIRA ENERGY LTD.
(Formerly AMG OIL LTD.)
(An Exploration Stage Enterprise)
Consolidated Statements of Operations, Comprehensive Loss and Deficit
For the year ended September 30, 2010 and for the 175-day period ended September 30, 2009
(Expressed in United States Dollars)

		175-day
	Year ended	period ended
	September 30,	September
	2010	30, 2009
Revenue
Consulting fees and management fees	$912,597	$-
Expenses
Share-based compensation (note 9(c))	621,751	418,907
Exploration expenses (note 7)	962,727	102,664
Operating expenses (note 8)	1,346,648	861,764
Foreign exchange loss (gain)	7,520	(14,708)
Amortization	1,222	-
Total expenses	2,939,868	1,368,627
Loss before other items	(2,027,271)	(1,368,627)
Interest income	398	-
Income taxes	(6,220)	-
Net loss and comprehensive loss for the period	(2,033,093)	(1,368,627)
Deficit, beginning of period	(1,368,627)	-
Deficit, end of period	$(3,401,720)	$(1,368,627)

Basic and diluted loss per share	$(0.05)	$(0.05)

Weighted average number of common shares outstanding, basic and diluted	62,640,001	26,415,343

The accompanying notes are an integral part of these consolidated financial statements

ADIRA ENERGY LTD.
(Formerly AMG OIL LTD.)
(An Exploration Stage Enterprise)
Consolidated Statements of Cash Flows
For the year ended September 30, 2010 and for the 175-day period ended September 30, 2009
(Expressed in United States Dollars)

		175-day
	Year ended	period ended
	September	September
	30, 2010	30, 2009
Operating Activities
Net loss for the period	$(2,033,093)	$(1,368,627)
Non-cash items
Shares issued for consulting fees	-	485,929
Share-based compensation	621,751	418,907
Amortization	1,222
	(1,410,120)	(463,791)
Changes in non-cash working capital
Accounts receivable	(543,788)	(9,437)
Prepaid expenses and consumables	(446,148)	(12,978)
Accounts payable and accrued liabilities	441,935	126,977
Cash used for operating activities	(1,958,121)	(359,229)

Investing Activities
Equipment deposit	-	(372,600)
Property, plant and equipment, net	(26,253)	-
Oil and gas licenses	(12,694)	(6,662)
Cash used for investing activities	(38,947)	(379,262)

Financing Activities
Net proceeds from the issuance of common shares	-	2,195,771

Cash acquired through the acquisition of AMG Oil Ltd.	-	897,348

(Decrease) increase in cash and cash equivalents	(1,997,068)	2,354,628
Cash and cash equivalents, beginning of period	2,354,628	-
Cash and cash equivalents, end of period	$357,560	$2,354,628

Supplemental cash flow information
Interest paid	$-	$-
Income taxes paid	$-	$-
Shares issued as finder’s fees related to the reverse takeover transaction	$-	$60,000
Warrants issued to agents as compensation for services provided	$-	$100,154

The accompanying notes are an integral part of these consolidated financial statements

ADIRA ENERGY LTD.
(Formerly AMG OIL LTD.)
(An Exploration Stage Enterprise)
Notes to the Consolidated Financial Statements
For the year ended September 30, 2010 and for the 175-day period ended September 30, 2009
(Expressed in United States Dollars)

1.	Nature of Operations, Basis of Presentation and Going Concern

Adira Energy Ltd. was incorporated on February 20, 1997 under the name Trans New Zealand Oil Company in the State of Nevada, United States of America. It changed its name to AMG Oil Ltd. (“AMG” or the “Company”) on July 27, 1998. On November 25, 2008, the Company's shareholders approved the change of its jurisdiction of incorporation from the State of Nevada to the Canadian federal jurisdiction. On August 31, 2009, AMG completed a share exchange with Adira Energy Corp. (“Adira”), an oil and gas exploration and development company incorporated under the Ontario Business Corporations Act, on April 8, 2009 which resulted in a reverse takeover by Adira of AMG (note 2). On December 24, 2009 the corporate name of the Company has been changed to become Adira Energy Ltd.

These consolidated financial statements have been prepared on a going concern basis, which assumes the realization of assets and liquidation of liabilities in the normal course of business. As of September 30, 2010, the Company has incurred losses of $3,401,720 since inception. The ability of the Company to continue as a going concern depends upon the discovery of economically recoverable reserves, the ability of the Company to obtain financing to complete development, and upon future profitable operations from the properties or proceeds from their disposition. The Company is an exploration early-stage enterprise and has not earned significant revenues to date.

2.	Share Exchange Agreement

On April 29, 2009, AMG entered into a letter of intent to purchase all of the issued and outstanding shares of Adira in exchange for shares of AMG. As part of the arrangement, Adira conducted a share split to increase Adira’s number of issued and outstanding common shares from 22,500,000 to 31,200,000. The share exchange ratio was one common share of AMG for each issued and outstanding common share of Adira. The proposed transaction was further subject to Adira completing a private placement of a minimum of $2,000,000 by issuance of 8,000,000 units.

Pursuant to the share exchange agreement dated August 31, 2009, AMG acquired all of the issued and outstanding common shares of Adira by issuing 39,040,001 common shares of the Company to Adira’s shareholders on a one for one basis.

As a result, the original shareholders of AMG own 37% of the shares of the resulting Company and the former shareholders of Adira own 63% of the resulting Company as follows (note 9(b)):

Issued and outstanding number of shares after share exchange		Percentage
AMG	23,200,000	37%
Adira	39,040,001	63%
Total outstanding shares	62,240,001	100%

As the shareholders of Adira obtained control of the resulting Company, the share exchange was considered to be a reverse takeover (“RTO”) transaction. Accordingly, for accounting purposes Adira is the acquirer. The assets and liabilities of Adira are included at carrying value and the assets and liabilities of AMG are included at fair value.

Share capital represents the authorized and issued number of shares of AMG (the legal parent) and the share capital amount, contributed surplus and deficit of Adira (the legal subsidiary), the ongoing operating company (note 9).

ADIRA ENERGY LTD.
(Formerly AMG OIL LTD.)
(An Exploration Stage Enterprise)
Notes to the Consolidated Financial Statements
For the year ended September 30, 2010 and for the 175-day period ended September 30, 2009
(Expressed in United States Dollars)

3.	Significant Accounting Policies

Management has prepared the accompanying consolidated financial statements in United States dollars and in accordance with Canadian generally accepted accounting principles (“GAAP”). Canadian GAAP differs in certain respects from accounting principles generally accepted in the United States, as described in note 14. The significant accounting policies used in the presentation of the consolidated financial statements are as follows:

Basis of Consolidation

These consolidated financial statements include the accounts of Adira Energy Ltd., the accounts of its wholly-owned Canadian subsidiary, Adira Energy Holding Ltd. and the accounts of its wholly and partially-owned Israeli subsidiaries, Adira Energy Israel Ltd. (100%) ("Adira Israel"), Adira Energy Israel Services Ltd. (100%), Adira Oil Technologies Ltd. (100%) and Adira Geo Global Ltd. (60%), (together “the Company”). The other 40% of Adira Geo Global Ltd is held by Geoglobal Resourses (Barbados) Inc., an unrelated party. Adira Oil Technologies Ltd. and Adira Geo Global Ltd. were incorporated under the laws of Israel in May 2010.

Joint Operations

Substantially all of the Company's exploration and development activities are conducted jointly with others and, accordingly, the consolidated financial statements reflect only the Company's proportionate interest in such activities.

Foreign Currency Translation

The Company’s functional and reporting currency is the United States (“US”) dollar. The Company's foreign operations are considered financially and operationally integrated. All transactions in currencies other than the US dollar are translated as follows:

o	Monetary assets and liabilities are translated at the rate of exchange in effect as of the balance sheet date;

o	Non-monetary assets and liabilities, at the exchange rates prevailing on the date of the acquisition of the asset or assumption of the liabilities; and

o	Revenues and expenses, at the rate in effect on the date of the transaction.

Gains or losses resulting from the translation are included in the determination of net income or loss for the period.

Measurements Uncertainty

The preparation of financial statements in conformity with Canadian GAAP requires management to make estimates and assumptions that affect the reported amounts of assets and liabilities and disclosure of contingencies at the date of the consolidated financial statements and the reported amounts of revenues and expenses during the reporting period. Significant areas requiring the use of management estimates relate to accrued liabilities, useful lives of property, plant and equipment, the determination of variables used in the calculation of share-based compensation, warrants issued to agents, and determination of the valuation allowance for future income tax assets. While management believes the estimates are reasonable, actual results could differ from those estimates and could impact future results of operations and cash flows.

Cash and Cash Equivalents

Cash and cash equivalents include cash balances held with reputable financial institutions and highly liquid investments with an initial maturity of three months or less. The Company places its temporary cash and cash equivalents with high credit quality financial institutions.

ADIRA ENERGY LTD.
(Formerly AMG OIL LTD.)
(An Exploration Stage Enterprise)
Notes to the Consolidated Financial Statements
For the year ended September 30, 2010 and for the 175-day period ended September 30, 2009
(Expressed in United States Dollars)

3.	Significant Accounting Policies (continued)

Earnings (loss) per Common Share

Basic earnings (loss) per common share are calculated using the weighted average number of common shares outstanding during the period. The Company uses the treasury stock method to compute the dilutive effect of options, warrants and similar instruments. Under this method the dilutive effect on earnings (loss) per share is calculated presuming the exercise of outstanding options, warrants and similar instruments. It assumes that the proceeds of such exercise would be used to repurchase common shares at the average market price during the period. However, the calculation of diluted earnings (loss) per share excludes the effects of various conversions and exercise of options and warrants that would be anti-dilutive.

Financial Instruments

All financial instruments are classified as one of the following: held-to-maturity, loans and receivables, held-for-trading, available-for-sale or other financial liabilities. Financial assets and liabilities held-for- trading are measured at fair value with gains and losses recognized in net income (loss). Financial assets held-to-maturity, loans and receivables, and other financial liabilities are measured at amortized cost using the effective interest method. Available-for-sale instruments are measured at fair value with unrealized gains and losses recognized in other comprehensive income (loss) and reported in shareholders’ equity. Any financial instrument may be designated as held-for-trading upon initial recognition.

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

For directors and employees, the fair value of the options is measured at the date of grant. For non- employees, the fair value of the options or warrants are measured on the earlier of the date at which the counterparty performance is completed or the date the performance commitment is reached or the date at which the equity instruments are granted if they are fully vested and non-forfeitable. The fair value of the options or warrants are accrued and charged either to operations, oil and gas interests, or share issue costs with the offset credit to contributed surplus. For directors and employees the options are recognized over the vesting period, and for non-employees the options are recognized over the related service period. If and when the stock options are ultimately exercised, the applicable amounts of contributed surplus are transferred to share capital.

Revenue Recognition

Management, operator and consulting fees, are recognized as revenues on a monthly basis when the services are rendered and collectability is reasonably assured.

ADIRA ENERGY LTD.
(Formerly AMG OIL LTD.)
(An Exploration Stage Enterprise)
Notes to the Consolidated Financial Statements
For the year ended September 30, 2010 and for the 175-day period ended September 30, 2009
(Expressed in United States Dollars)

3.	Significant Accounting Policies (continued)

Property, Plant and Equipment

Property, plant and equipment include a drilling rig and related equipment and computer hardware, software and accessories, and are recorded at cost less accumulated amortization. Amortization is calculated using the methods set out below, at annual rates from the date of acquisition based on their estimated useful lives as follows:

Asset Class	Annual Rate	Method
Drilling rig	10%	Straight-line
Computer equipment	33%	Straight-line

Impairment of Long-Lived Assets

Long-lived assets to be held and used by the Company, other than petroleum and natural gas properties, are reviewed for possible impairment whenever planned principal operations or changes in circumstances indicate that the carrying amount of the assets may not be recoverable. An impairment is considered to exist if total estimated future cash flows on an undiscounted basis are less than the carrying amount of the asset. An impairment loss is measured and recorded based on the estimated fair value of the assets. Assumptions underlying future cash flow estimates are subject to risks and uncertainties. Any differences between significant assumptions used and actual market conditions and/or the Company’s performance could have a material effect on the Company’s financial position and results of operations.

Income Taxes

The Company follows the asset and liability method of accounting for income taxes. Under this method of tax allocation, future income tax assets and liabilities are determined based on differences between the financial statement carrying values and their respective income tax basis (temporary differences). Future income tax assets and liabilities are measured using the tax rates expected to be in effect when the temporary differences are likely to reverse. The effect on future income tax assets and liabilities of a change in tax rates is included in operations in the period in which the change is enacted or substantially enacted. The amount of future income tax assets recognized is limited to the amount of the benefit that is more likely than not to be realized.

Asset Retirement Obligations (“ARO”)

The Company recognizes an estimate of the liability associated with an ARO in the consolidated financial statements at the time the liability is incurred. The estimated fair value of the ARO is recorded as a long-term liability, with a corresponding increase in the carrying amount of the related asset. The capitalized amount will be depleted on a straight-line basis over the estimated life of the asset. The liability amount is increased each reporting period due to the passage of time and the amount of accretion is charged to earnings in the period. The ARO can also increase or decrease due to changes in the estimates of timing of cash flows or changes in the original estimated undiscounted cost. Actual costs incurred upon settlement of the ARO are charged against the ARO to the extent of the liability recorded. As of September 30, 2010, the Company has determined that it has no material ARO’s to record in the consolidated financial statements.

ADIRA ENERGY LTD.
(Formerly AMG OIL LTD.)
(An Exploration Stage Enterprise)
Notes to the Consolidated Financial Statements
For the year ended September 30, 2010 and for the 175-day period ended September 30, 2009
(Expressed in United States Dollars)

3.	Significant Accounting Policies (continued)

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

Recent Accounting Pronouncements

In January 2009, the CICA issued the new handbook Section 1582, "Business Combinations," effective for fiscal years beginning on or after January 1, 2011. Earlier adoption of Section 1582 is permitted. This pronouncement further aligns Canadian GAAP with IFRS and changes the accounting for business combinations in a number of areas. It establishes principles and requirements governing how an acquiring company recognizes and measures, in its financial statements, identifiable assets acquired, liabilities assumed, any non-controlling interest in the acquiree, and goodwill acquired. The section also establishes disclosure requirements that will enable users of the acquiring company's financial statements to evaluate the nature and financial effects of its business combinations. Although the Company is considering the impact of adopting this pronouncement on its consolidated financial statements in connection with its conversion to IFRS, the impact will be limited to any future acquisitions beginning in fiscal 2011.

In January 2009, the CICA issued the new Handbook Section 1601, "Consolidated Financial Statements," and Section 1602, "Non-Controlling Interests," effective for fiscal years beginning on or after January 1, 2011. Earlier adoption of these recommendations is permitted. These pronouncements further align Canadian GAAP with US GAAP and IFRS. Sections 1601 and 1602 change the accounting and reporting of ownership interests in subsidiaries held by parties other than the parent. Non-controlling interests are to be presented in the consolidated statements of financial position within equity but separate from the parent’s equity. The amount of consolidated net income attributable to the parent and to the non-controlling interest is to be clearly identified and presented on the face of the consolidated statement of income. In addition, these pronouncements establish standards for a change in a parent’s ownership interest in a subsidiary and the valuation of retained non-controlling equity investments when a subsidiary is deconsolidated. They also establish reporting requirements for providing sufficient disclosures that clearly identify and distinguish between the interests of the parent and the interests of the non-controlling owners. The Company is currently considering the impact of adopting these pronouncements on its consolidated financial statements in fiscal 2011 in connection with its conversion to IFRS.

ADIRA ENERGY LTD.
(Formerly AMG OIL LTD.)
(An Exploration Stage Enterprise)
Notes to the Consolidated Financial Statements
For the year ended September 30, 2010 and for the 175-day period ended September 30, 2009
(Expressed in United States Dollars)

3.	Significant Accounting Policies (continued)

Recent accounting pronouncements (continued)

The Canadian Accounting Standards Board has confirmed that publicly accountable, profit oriented enterprises will be required to adopt IFRS for fiscal years beginning on or after January 1, 2011. The Company will be required to begin reporting under IFRS for its first quarter ending December 31, 2011 with restatement of comparative information presented. The conversion to IFRS will impact the Company’s accounting policies, information technology systems, taxes, contractual commitments involving GAAP based clauses, long-term employee compensation plans and performance metrics. Accordingly the Company is in the process of putting measures into place to provide training to key finance personnel, to review contracts and agreements and to increase the level of awareness and knowledge amongst management, the Board of Directors and the Audit Committee. Additional resources will be engaged to ensure the timely conversion to IFRS. As of September 30, 2010, the Company has completed an IFRS diagnostic, is in the process of finalizing the elections under IFRS 1 “First Time Adoption to IFRS”, is in the process of determining accounting policies choices and procedures, IT and data systems, internal control over financial reporting, and training of its employees impacted in the IFRS conversion.

4.	Financial Instruments and Risk Management

The Company’s financial instruments have been designated as follows:

Cash and cash equivalents	- Held-for-trading;
Accounts receivable	- Loans and receivables;
Accounts payable and accrued liabilities	- Other financial liabilities.

The carrying values of cash and cash equivalents, accounts receivable and accounts payable and accrued liabilities approximate their fair values due to the short-term maturity of these consolidated financial instruments.

Fair value

The Company’s financial instruments consist of cash and cash equivalents, accounts receivable and accounts payable and accrued liabilities. The fair values of these financial instruments approximate their carrying value due to their short-term to maturity. The Company categorizes its financial instruments carried at fair value into one of three different levels depending on the observability of the inputs employed in the measurement.

Level 1:

includes assets and liabilities measured at fair value based on unadjusted quoted prices for identical assets or liabilities in active markets that are accessible at the measurement date. An active market for an asset or liability is considered to be market where transactions occur with sufficient frequency and volume to provide pricing information on an ongoing basis. As of September 30, 2010, the Company valued its cash and cash equivalents using Level 1 inputs.

Level 2:

includes assets and liabilities measured at fair value using directly observable inputs other than quoted prices included in Level 1. Level 2 valuations are based on inputs including quoted forward prices, time value, volatility factors and broker quotes that can be observed or corroborated in the market for the entire duration of the derivative instrument. As of September 30, 2010, the Company did not have any assets or liabilities which it valued using Level 2.

Level 3:

includes all assets and liabilities measured at fair value based on inputs which are less observable, unavailable or where the observable data does not support a significant portion of the instrument’s fair value. As of September 30, 2010, the Company did not have any assets or liabilities which it valued using Level 3.

The following table includes all the fair value measurements recognized in the balance sheet as of September 30, 2010.

ADIRA ENERGY LTD.
(Formerly AMG OIL LTD.)
(An Exploration Stage Enterprise)
Notes to the Consolidated Financial Statements
For the year ended September 30, 2010 and for the 175-day period ended September 30, 2009
(Expressed in United States Dollars)

4.	Financial Instruments and Risk Management (continued) Fair value (continued)

	Level 1	Level 2	Level 3	Total

Cash and cash equivalents	$357,560	$-	$-	$357,560

Total	$357,560	$-	$-	$357,560

Credit risk

The Company manages credit risk, in respect of cash and cash equivalents, by holding them at major Canadian and Israeli financial institutions in accordance with the Company’s investment policy. The Company places its temporary cash and cash equivalents with high credit quality financial institutions. As times such investments may be in excess of the Federal Deposit Insurance Corporation insurance limit. Concentration of credit risk exists with respect to the Company’s cash and cash equivalents and accounts receivable. The Company’s exposure is for cash held in bank accounts in the amount of $357,560 and on accounts receivable $553,225. None of the Company’s accounts receivable are overdue as at September 30, 2010.

Liquidity risk

Liquidity risk is the risk that the Company will encounter difficulty in obtaining funds to meet current obligations and future commitments. The Company's approach to managing liquidity risk is to forecast cash requirements to provide reasonable assurance that it will have sufficient funds to meet its liabilities when due. The Company maintains sufficient working capital in order to meet short-term business requirements. As of September 30, 2010, the Company had cash and cash equivalents of $357,560, and account receivable of $553,225 against current accounts payable and accrued liabilities in the amount of $568,912.

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

The Company is exposed to financial risk related to the fluctuation of foreign exchange rates. The Company operates in Israel. Most of the Company’s monetary assets are held in US dollars and most of the Company’s expenditures are made in US dollars. However, the Company also has expenditures in New Israeli Shekels ("NIS") and Canadian dollars. A significant change in the currency rates between the NIS and the Canadian dollars relative to the US dollar could have a material effect on the Company’s future results of operations, financial position or cash flows depending on the Company’s currency management techniques. The Company has not hedged its exposure to currency fluctuations. An increase or decrease of 10% on the Canadian dollar or the Israeli Shekels relative to the US dollar would not have a significant effect on the Company. This year the Company has recorded an exchange rate loss of $7,520 (September 30, 2009 - a gain of $14,708).

(iii)	Other price risk

Other price risk is the risk that the fair or future cash flows of a financial instrument will fluctuate because of changes in market prices, other than those arising from interest rate risk or foreign exchange risk. The Company is not exposed to significant other price risk.

ADIRA ENERGY LTD.
(Formerly AMG OIL LTD.)
(An Exploration Stage Enterprise)
Notes to the Consolidated Financial Statements
For the year ended September 30, 2010 and for the 175-day period ended September 30, 2009
(Expressed in United States Dollars)

5.	Capital Management

The Company is an early-stage exploration company and currently does not generate significant cash flows from operations. The Company’s primary source of funds comes from the issuance of share capital. The Company does not use other sources of financing that require fixed payments of interest and principal and is not subject to any externally imposed capital requirements.

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

6.	Property, Plant and Equipment

As of September 30, 2010:

		Accumulated	Net book
	Cost	amortization	value

Drilling equipment (*)	$388,635	$-	$388,635
Computer equipment	10,218	1,222	8,996
Balance, September 30, 2010	$398,853	$1,222	$$397,631

As of September 30, 2009, the Company paid a deposit for the drilling equipment in the amount of $372,600.

(*) The drilling rig has not been depreciated as it was not in use during the year ended September 30, 2010.

7.	Oil and Gas Licenses

The Company has been granted the following petroleum licenses from the state of Israel:

(a) Eitan and Notera

The Company’s onshore license (the “Eitan License”) comprises an area of approximately 31,060 acres in the Hula Valley in Northern Israel. The Eitan License was awarded in December 2008 for a term of three years, expiring in December 2011, and may be renewed upon fulfillment of certain conditions for a further four year period. The Eitan License was awarded prior to the incorporation of the Company. The license was awarded to a company controlled by certain Directors of the Company and subsequent to the incorporation of Adira Israel, was transferred to the Company.

The Company has a 100% working interest in the license.

The Company has provided the Israel Lands Authorities with a guarantee in the amount of $13,772 to cover future restoration costs.

ADIRA ENERGY LTD.
(Formerly AMG OIL LTD.)
(An Exploration Stage Enterprise)
Notes to the Consolidated Financial Statements
For the year ended September 30, 2010 and for the 175-day period ended September 30, 2009
(Expressed in United States Dollars)

7.	Oil and Gas Licenses (continued)

	(a)	Eitan and Notera (continued)

During April 2010 a letter of intent has been signed with Coalbed Gas Hachula Ltd., an Israel-based Coal bed Methane Development company or CGH, pursuant to which the Company has a right to farm in to 70% of the Notera License which is approximately 19,000 acres and contiguous and directly to the south of the Eitan License.

	(b)	Gabriella

The Company’s offshore Gabriella license (the “Gabriella License”) comprises an area of approximately 97,000 acres. The Gabriella License was awarded to the Company in July 2009 for a term of three years, expiring July 2012 and may be renewed upon fulfillment of certain conditions for a further four years.

In January, 2010 Adira Israel signed an agreement with Modiin Energy Limited Partnership (“MELP”) and Modiin Energy General Partners (“MEGP”) (collectively “Modiin”) to facilitate the full initial funding of the Gabriella License. Under the terms of the agreement, MELP can farm in up to 70% (of 100%) of certain rights of participation in the Gabriella License (the “Gabriella Project”). MEGP has agreed to fund its 70% share as well as the Company’s 15% share of the work program up to a total of $8 million. As part of the agreement, the general partner of MELP had the right to purchase by way of a private placement, 600,000 Subscription Receipts at a price of $0.50 per Subscription Receipt, which would be exchanged automatically without any further consideration for 600,000 common shares in the capital of the Company (“Common Shares”) on the date upon which the Common Shares were listed for trading on a recognized stock exchange in Canada. The funds received, which were held in escrow subject to certain conditions and certain approvals being obtained. These conditions were not met and the funds were returned to Modiin.

The Company has an option to purchase 15% of the Gabriella License (or 21.43% of MELP’s 70% interest) anytime until six months after a discovery or within seven years. The exercise price for this option is the actual cost incurred on that 15% through to the exercise date.

On June 17, 2010 the Gabriella Project received $2,000,000 from MELP, representing 85% of the total initial capital call of $2,352,941 (the “initial capital call”) in respect of the work program, being $1,647,059 on MELP’s behalf and $352,941 on behalf of the Company.

In January 2010, Brownstone Ventures Inc. (“Brownstone”) exercised its option to farm into 15% of the Gabriella License and in August 2010, the Gabriella Project received $352,941 from Brownstone, representing its 15% share of the initial capital call.

The Company currently has a 15% carried interest in the Gabriella Project; is the operator of the Gabriella License and is entitled to receive a 7.5% operating fee on all expenditure on the Gabriella Project.

	(c)	Yitzhak

The Company’s offshore Yitzhak license (the "Yitzhak License") comprises an area of approximately 31,555 acres. The Yitzhak License is effective until October 2012 and may be renewed upon fulfillment of certain conditions for a further four year period. The Yitzhak License is directly to the north of and contiguous to the Company's Gabriella License.

In January 2010, Brownstone exercised its option to farm into 15% of the Yitzhak License.

For the year ended September 30, 2010, the Company’s share of the Yitzhak License net liabilities and expenses are both $27,207, and are included in accounts payable and accrued liabilities in the consolidated balance sheet, and exploration expenses in the consolidated statements of operations, comprehensive loss and deficit, respectively.

The Company is the operator of this license and is entitled to receive a 7.5% operating fee on all expenditure on this license.

ADIRA ENERGY LTD.
(Formerly AMG OIL LTD.)
(An Exploration Stage Enterprise)
Notes to the Consolidated Financial Statements
For the year ended September 30, 2010 and for the 175-day period ended September 30, 2009
(Expressed in United States Dollars)

7.	Oil and Gas Licenses (continued)

(d) Samuel

On June 15, 2010, the Company received notification that the Israeli Petroleum Commissioner's office had awarded the Samuel License, an offshore license to explore for oil and gas, to a consortium led by the Company.

The Samuel License covers 88,708 acres (359 sq. km) approx. 17 km offshore Israel adjacent to the shoreline between the City of Ashkelon in the South and the City of Rishon Le’tziyon in the North.

The Company holds a combined minimum interest of 38.25% in the Samuel License held through its subsidiaries Adira Oil Technologies Ltd. and Adira Geo Global Ltd. A gross overriding royalty in an amount equal to 3% shall be granted to and registered in the name of Adira Geo Global Ltd. Adira Geo Global Ltd. and Geo Global Resources (India) Inc. have been designated as joint operators of the Samuel License. Adira Geo Global Ltd. shall be paid an aggregate operating fee equal to 7.5% of the cumulative direct costs incurred in connection with operating the Samuel License.

For the year ended September 30, 2010, the Company’s share of the Samuel License’s net liabilities and expenses are both $22,436, and are included in accounts payable and accrued liabilities in the consolidated balance sheet, and in exploration expenses in the consolidated statements of operations, comprehensive loss and deficit, respectively.

(e) Myra and Sara

In August 2010, the Company announced that it has signed a definitive co-operation agreement with Geo Global Resources Inc., and its wholly-owned subsidiary, Geo Global Resources (India) Inc. (collectively “GGR”) confirming the terms whereby GGR has agreed to assign an option it has to acquire up to a 5% participating interest in each of two deepwater licenses offshore Israel known as Petroleum Licenses 347 "Myra" and 348 "Sara", to the Company.

The Sara and Myra Licenses are each subject to joint operating agreement among the holders of the participating interests in the respective licenses, which joint operating agreements govern the operations with respect to the exploration work on the licenses and the change of any interest holders in these licenses. Upon receipt and review of geoscience and 3D seismic survey conducted on these licenses, the Company may, at its discretion, purchase the 5% participating interest in the licenses from GGR. As a condition to the acquisition of such 5% interest, the Company will also be required to become a signatory to the joint operating agreements and approval of the Israeli Petroleum Commissioner must also be obtained. Upon the exercise of the 5% and receipt of approval the Company will be required to pay $1,200,000 in one lump sum payment to certain parties of the joint operating agreements, which signature requires the approval of existing signatories to the joint operating agreement in accordance with the terms of the joint operating agreements. Additionally, the Company will be expected to pay its pro rata share of expenditures which may be incurred after exercise of the option, pursuant to the joint operating agreements. The option is dependent upon a number of circumstances beyond the control of the Company and there is no assurance that the Company will be able to exercise the option.

The Sara and Myra Licenses are located offshore Israel approximately 60 km west of the City of Hadera. These license areas total 800 square kilometres.

ADIRA ENERGY LTD.
(Formerly AMG OIL LTD.)
(An Exploration Stage Enterprise)
Notes to the Consolidated Financial Statements
For the year ended September 30, 2010 and for the 175-day period ended September 30, 2009
(Expressed in United States Dollars)

8.	Related Party Transactions

During the year ended September 30, 2010, the Company incurred the following expenses with related parties:

•

$204,452 in consulting fees to individuals that are directors and officers of the Company or to private companies which are controlled by a director and officers of the Company (September 30, 2009 - $148,152);

• $279,149 in technical consulting fees to a company in which a director is the President and Chief Operating Officer (September 30, 2009 - $75,000); and

• $112,166 in technical consulting fees to a corporation controlled by an officer (September 30, 2009 - $20,000).

The above transactions are in the normal course of operations and are measured at the exchange amount, which is the amount of consideration established and agreed to by the related parties.

9.	Share Capital

(a) Authorized

Unlimited number of common shares without nominal or per value.

(b) Issued and outstanding common shares:

	Number of
	Shares	Amount

Balance as of September 30, 2010 and September 30, 2009	62,640,001	$3,478,894

(c)      Stock Option Plan

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

The Company has seven categories of stock options that have different vesting periods:

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

(v)	Type E stock options vest over 2 years, with 12.5% vesting at the end of each quarter with the initial amount vesting on the date three months after the grant date.

ADIRA ENERGY LTD.
(Formerly AMG OIL LTD.)
(An Exploration Stage Enterprise)
Notes to the Consolidated Financial Statements
For the year ended September 30, 2010 and for the 175-day period ended September 30, 2009
(Expressed in United States Dollars)

9.	Share Capital (Continued)

(c)	Stock Option Plan (continued)

(vi)	Type F stock options vest over 4 years, with 6.25% vesting at the end of each quarter with the initial amount vesting on the date three months after the grant date.

(vii)	Type G stock options vest 8.5% at the end of each quarter over two years and 8.0% at the end of each quarter thereafter with the initial amount vesting on the date three months after the grant date.

(viii)	Type H stock options vest 12.5% each quarter over two years with the initial amount vesting on the date three months after the grant date.

A summary of the stock option plan and changes during the year ended September 30, 2010 was as follows:

	Number of	Weighted
	Options	Average
	Outstanding	Exercise Price

Balance, April 8, 2009	-	$-
Options granted	3,984,000	0.25
Balance, September 30, 2009	3,984,000	0.25
Options granted	2,745,000	0.60
Options cancelled	(1,070,000)	0.43
Balance, September 30, 2010	5,659,000	$0.39

The following table summarizes information about stock options outstanding and exercisable as of September 30, 2010:

						Average
Stock				Number of	Number of	Remaining
Option		Grant Date	Exercise	Options	Options	Contractual
Type	Expiry Date	Fair Value	Price	Outstanding	Exercisable	Life
Type A	August 20, 2014	$ 0.30	$ 0.25	1,263,000	631,500	3.89
Type B	August 20, 2014	$ 0.30	$ 0.25	746,000	253,640	3.89
Type C	August 20, 2014	$ 0.30	$ 0.25	1,055,000	263,750	3.89
Type A	September 23, 2014	$ 0.23	$ 0.25	150,000	75,000	3.98
Type D	September 23, 2014	$ 0.23	$ 0.25	250,000	125,000	3.98
Type E	January 27, 2015	$ 0.55	$ 0.60	1,125,000	281,250	4.33
Type F	January 27, 2015	$ 0.55	$ 0.60	45,000	5,625	4.33
Type G	January 27, 2015	$ 0.55	$ 0.60	100,000	17,000	4.33
Type H	July 22, 2015	$ 0.23	$ 0.60	925,000	115,625	4.81
				5,659,000	1,768,390

Stock options granted are expensed as share-based payments. The Company uses the Black-Scholes option pricing model to value stock options granted. The model requires management to make assumptions, which are subjective and may not be representative of actual results. Changes in assumptions can materially affect estimates of fair values. The following assumptions were used for the options granted during the year ended September 30, 2010:

Risk-free interest rate	2.29% -2.38%
Expected life	5 years
Expected stock price volatility	100%-175%
Expected dividend yield	0.00%
Fair Value per stock option granted on August 31, 2009	$ 0.30
Fair Value per stock option granted on September 23, 2009	$ 0.23
Fair Value per stock option granted on January 27, 2010	$ 0.55
Fair Value per stock option granted on July 22, 2010	$ 0.23

ADIRA ENERGY LTD.
(Formerly AMG OIL LTD.)
(An Exploration Stage Enterprise)
Notes to the Consolidated Financial Statements
For the year ended September 30, 2010 and for the 175-day period ended September 30, 2009
(Expressed in United States Dollars)

9.	Share Capital (continued)

	(d)	Share purchase warrants

As of September 30, 2010 and September 30, 2009, the Company had share purchase warrants outstanding entitling the holders to acquire common shares as follows:

	Number of	Weighted Average
	Warrants	Exercise Price

Balance, September 30, 2010 and September 30, 2009	4,500,770	$ 0.47

The following tables summarized information about warrants and broker warrants outstanding at September 30, 2010:

		Grant Date	Exercise	Number of
Issue Date	Expiry Date	Fair Value	Price	Warrants

August 4, 2009	August 4, 2011	$0.25	$ 0.50	4,000,000
August 4, 2009	August 4, 2011	$0.25	$ 0.25	500,770

				4,500,770

(e)	Contributed surplus

Balance, April 8, 2009	$-
Stock options	418,907
Agent’s warrants issued	100,154
Balance, September 30, 2009	519,061
Stock options	621,751

Balance, September 30, 2010	$1,140,812

The Stock options granted totaling $621,751 have been expensed as share-based compensation in the Statement of Operations, Comprehensive Loss and Deficit (September 30, 2009 - $418,907).

ADIRA ENERGY LTD.
(Formerly AMG OIL LTD.)
(An Exploration Stage Enterprise)
Notes to the Consolidated Financial Statements
For the year ended September 30, 2010 and for the 175-day period ended September 30, 2009
(Expressed in United States Dollars)

10.	Income Taxes

A reconciliation of income tax provision computed at the statutory rate to the reported income tax provision is as follows:

	2010	2009

Income tax benefit computed at statutory rate	$(634,300)	$(451,600)
Share issue costs	(24,900)	(12,700)
Share-based compensation	198,960	138,300
Change in timing difference	-	(56,100)
Effects of change in tax rates	170,240	46,400
Change in valuation allowance	290,000	335,700

	$-	$-

Future income tax assets and liabilities are recognized for temporary differences between the carrying amounts of the balance sheet items and their corresponding tax values as well as for the benefit of losses available to be carried forward to future years for tax purposes that are likely to be realized.

The significant components of future income tax assets are as follows:

	2010	2009

Future tax assets
Share issue costs	$165,000	$165,000
Non-capital losses carried forward	3,803,200	2,392,000
Total future income tax assets	3,968,200	2,557,000
Tax rate	26%	29%
	1,031,700	741,500
Valuation allowance	(1,031,700)	(741,500)

Net future income tax assets	$-	$-

The valuation allowance reflects the Company's estimate that the tax assets more likely than not will not be realized in the foreseeable future.

As of September 30, 2010, the Company has approximately $3,803,200 of non-capital losses that may be applied to reduce future income for Canadian income tax purposes. The potential future tax benefit of these losses has not been recorded in these consolidated financial statements.

ADIRA ENERGY LTD.
(Formerly AMG OIL LTD.)
(An Exploration Stage Enterprise)
Notes to the Consolidated Financial Statements
For the year ended September 30, 2010 and for the 175-day period ended September 30, 2009
(Expressed in United States Dollars)

10.	Income Taxes (continued) The losses expire as follows:

September
30, 2010
Expiry Date
2017	$21,800
2018	178,000
2019	89,000
2020	246,300
2021	124,300
2022	90,700
2023	62,600
2024	64,000
2025	18,800
2026	36,300
2027	25,300
2028	282,700
2029	1,152,100
2030	1,411,300
$3,803,200

11.	Commitment and Contingencies

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

ADIRA ENERGY LTD.
(Formerly AMG OIL LTD.)
(An Exploration Stage Enterprise)
Notes to the Consolidated Financial Statements
For the year ended September 30, 2010 and for the 175-day period ended September 30, 2009
(Expressed in United States Dollars)

12.	Segmented Information

The Company operates in one segment, the oil and gas business, conducts its operations in Israel with its head office in Canada. The geographical segmentation of the Company’s income and net assets is as follows:

2010

	Canada	Israel	Total

Consulting fees and management fees	$-	$912,597	$912,597

Cash and cash equivalents	$30,359	$327,201	$357,560
Oil and gas licenses	-	19,356	19,356
Receivables	9,754	543,471	553,225
Prepaid expenses and consumables	25,718	433,408	459,126
Equipment	-	397,631	397,631
Total	$65,831	$1,721,067	$1,786,898

2009

	Canada	Israel	Total
Consulting fees and management fees	$-	$-	$-

Cash and cash equivalents	$2,354,628	$-	$2,354,628
Equipment deposit	-	372,600	372,600
Oil and gas licenses	-	6,662	6,662
Other assets	22,415	-	22,415
Total	$2,377,043	$379,262	$2,756,305

13.	Subsequent Events

	(a)	Share Capital

On November 22, 2010, the Company completed a private placement of 27,500,000 subscription receipts (‘Receipts’) for gross proceeds of $11,000,000. On December 3, 2010, the Receipts were converted into 27,500,000 common shares at $0.40 per share and 13,750,000 common share purchase warrants (“Warrants”) with an exercise price of US $0.55 for each Warrant. In addition, 1,307,375 broker warrants were issued.

Following the conversion, the Company had 90,140,001 common shares outstanding and 19,558,145 warrants outstanding.

On December 2, 2010, the common shares of the Company commenced trading on the TSX Venture Exchange (the “TSX-V”) under the trading symbol “ADL”.

28,233,745 common shares, 2,848,000 options and 118,200 warrants are subject to TSX-V Escrow requirements.

	(b)	Share Options

On January 11, 2011, the Company granted 1,650,000 share options to directors and officers at an exercise price of $0.79 per common share. 12.5% of the options granted vest every six months, with the initial amount vesting on the date that is six months from the date of the grant.

ADIRA ENERGY LTD.
(Formerly AMG OIL LTD.)
(An Exploration Stage Enterprise)
Notes to the Consolidated Financial Statements
For the year ended September 30, 2010 and for the 175-day period ended September 30, 2009
(Expressed in United States Dollars)

13.	Subsequent Events (continued)

	(c)	Eitan

Following receipt of the Israel Lands Authority (“ILA”) approval in September 2010, a contract was entered into between the Company and ILA on October 7, 2010 and the Company made the required statutory payment and posted a restoration bond. The Company has now fulfilled all requirements regarding the ILA approval and all other approvals required under the Kibbutz Agreement have been obtained. The Company commenced its drilling work program in December 2010.

	(d)	Gabriella

In November 2010, the Gabriella Project received $3,518,871 and $754,416 from MELP and Brownstone, respectively, in respect of the second cash call. The Company completed a 3D seismic program in January 2011.

	(e)	Yitzhak

In November and December 2010, the Yitzhak License received $131,095 and $1,106,453 from Brownstone and Adira, respectively in respect of the first cash call. The Company completed a 3D seismic program in January 2011.

	(f)	Samuel

On November 2010, the Samuel License received a total of $3,851,625 from the partners in the Samuel licence in proportion to each participated percentage holdings. Due to a delay in executing the 3D Seismic program, in January 2011, $1,498,918 was returned to the consortium.

	(g)	Lease

Subsequent to September 30, 2010, the Company and the Adira Energy Israeli Services Ltd. each signed agreements for lease of the offices in Toronto, Canada and Ramat-Gan, Israel, respectively, for a period through 2014. The total minimum annual future non-cancellable lease payments under the above-mentioned lease agreements amount to approximately $467,000. The lease in respect of the Toronto office was signed with a company controlled by a Director of the Company. The lease costs are at market values. Total minimum annual future non-cancellable lease payments in respect of the Toronto office agreement amounts to approximately $346,000.

14.	Differences Between Canadian GAAP and US GAAP

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

ADIRA ENERGY LTD.
(Formerly AMG OIL LTD.)
(An Exploration Stage Enterprise)
Notes to the Consolidated Financial Statements
For the year ended September 30, 2010 and for the 175-day period ended September 30, 2009
(Expressed in United States Dollars)

14.	Differences Between Canadian GAAP and US GAAP (continued) Recent accounting pronouncements (continued):

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

In January 2010, FASB issued ASU 2010-06, “Fair Value Measurements and Disclosures (Topic 820) - Improving Disclosures about Fair Value Measurements.” This ASU requires some new disclosures and clarifies some existing disclosure requirements about fair value measurement as set forth in Accounting Standards Codification (“ASC”) 820. ASU 2010-06 amends ASC 820 to now require: (1) a reporting entity should disclose separately the amounts of significant transfers in and out of Level 1 and Level 2 fair value measurements and describe the reasons for the transfers; and (2) in the reconciliation for fair value measurements using significant unobservable inputs, a reporting entity should present separately information about purchases, sales, issuances, and settlements. In addition, ASU 2010-06 clarifies the requirements of existing disclosures. ASU 2010-06 is effective for interim and annual reporting periods beginning after December 15, 2009, except for the disclosures about purchases, sales, issuances, and settlements in the roll forward of activity in Level 3 fair value measurements. Those disclosures are effective for fiscal years beginning after December 15, 2010, and for interim periods within those fiscal years. Early application is permitted. The Company will comply with the additional disclosures required by this guidance upon its adoption in fiscal 2011.

Also in January 2010, the FASB issued ASU 2010-03, “Extractive Activities - Oil and Gas - Oil and Gas Reserve Estimation and Disclosures.” This ASU amends the “Extractive Industries - Oil and Gas” Topic of the Codification to align the oil and gas reserve estimation and disclosure requirements in this Topic with the SEC’s Release No. 33-8995, “Modernization of Oil and Gas Reporting Requirements (Final Rule),” discussed below. The amendments are effective for annual reporting periods ending on or after December 31, 2009, and the adoption of these provisions on September 30, 2010 did not have a material impact on the consolidated financial statements.

In January 2010, the FASB issued the FASB ASU 2010-01 “Equity Topic 505 – Accounting for Distributions to Shareholders with Components of Stock and Cash”, which clarify that the stock portion of a distribution to shareholders that allows them to elect to receive cash or stock with a potential limitation on the total amount of cash that all shareholders can elect to receive in the aggregate is considered a share issuance that is reflected in EPS prospectively and is not a stock dividend for purposes of applying Topics 505 and 260 (Equity and Earnings Per Share (“EPS”)). Those distributions should be accounted for and included in EPS calculations in accordance with paragraphs 480-10-25- 14 and 260-10-45-45 through 45-47 of the FASB Accounting Standards codification. The amendments in this Update also provide a technical correction to the Accounting Standards Codification. The correction moves guidance that was previously included in the Overview and Background Section to the definition of a stock dividend in the Master Glossary. That guidance indicates that a stock dividend takes nothing from the property of the corporation and adds nothing to the interests of the stockholders. It also indicates that the proportional interest of each shareholder remains the same, and is a key factor to consider in determining whether a distribution is a stock dividend.

ADIRA ENERGY LTD.
(Formerly AMG OIL LTD.)
(An Exploration Stage Enterprise)
Notes to the Consolidated Financial Statements
For the year ended September 30, 2010 and for the 175-day period ended September 30, 2009
(Expressed in United States Dollars)

14.	Differences Between Canadian GAAP and US GAAP (continued)

In January 2010, the FASB issued the FASB ASU 2010-02 “Consolidation Topic 810 – Accounting and Reporting for Decreases in Ownership of a Subsidiary – a Scope Clarification”, which provides amendments to Subtopic 810-10 and related guidance within U.S. GAAP to clarify that the scope of the decrease in ownership provisions of the Subtopic and related guidance applies to the following:

1.	A subsidiary or group of assets that is a business or nonprofit activity;
2.	A subsidiary that is a business or nonprofit activity that is transferred to an equity method investee or joint venture; and
3.	An exchange of a group of assets that constitutes a business or nonprofit activity for a non-controlling interest in an entity (including an equity method investee or joint venture).

The amendments in this Update also clarify that the decrease in ownership guidance in Subtopic 810-10 does not apply to the following transactions even if they involve businesses:

1.	Sales of in substance real estate. Entities should apply the sale of real estate guidance in Subtopics 360-20 (Property, Plant, and Equipment) and 976-605 (Retail/Land) to such transactions; and
2.

Conveyances of oil and gas mineral rights. Entities should apply the mineral property conveyance and related transactions guidance in Subtopic 932-360 (Oil and Gas-Property, Plant, and Equipment) to such transactions.

If a decrease in ownership occurs in a subsidiary that is not a business or nonprofit activity, an entity first needs to consider whether the substance of the transaction causing the decrease in ownership is addressed in other U.S. GAAP, such as transfers of financial assets, revenue recognition, exchanges of nonmonetary assets, sales of in substance real estate, or conveyances of oil and gas mineral rights, and apply that guidance as applicable. If no other guidance exists, an entity should apply the guidance in Subtopic 810-10.

In February 2010, the FASB issued ASU 2010-09, “Subsequent Events” (Topic 855), amending guidance on subsequent events to alleviate potential conflicts between FASB guidance and SEC requirements. Under this amended guidance, SEC filers are no longer required to disclose the date through which subsequent events have been evaluated in originally issued and revised financial statements. This guidance was effective immediately and was adopted by the Company for the year ended September 30, 2010. The adoption of this guidance did not have a material impact on the consolidated financial statements.

ADIRA ENERGY LTD.
(Formerly AMG OIL LTD.)
(An Exploration Stage Enterprise)
Notes to the Consolidated Financial Statements
For the year ended September 30, 2010 and for the 175-day period ended September 30, 2009
(Expressed in United States Dollars)

14.	Differences Between Canadian GAAP and US GAAP (continued)

In May 2010, the FASB issued ASU 2010-19, “Foreign Currency” (Topic 830): Foreign Currency Issues: Multiple Foreign Currency Exchange Rates. The amendments in this Update are effective as of the announcement date of March 18, 2010. The Company does not expect the provisions of ASU 2010-19 to have a material effect on the Company's financial position, results of operations or cash flows.

There are no material differences between Canadian and US GAAP; however, potential differences that could occur are summarized as follows:

Exploration expenditures

Under Canadian GAAP, exploration costs of oil and gas properties and exploration expenditures may be capitalized. Under US GAAP, exploration costs are expensed as incurred. When proven and probable reserves are determined for a property and a feasibility study is prepared, then subsequent exploration and development costs of the property would be capitalized. The capitalized costs of such properties are measured periodically for recoverability of carrying values.

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

ITEM 19             EXHIBITS

The following exhibits are included in this Form 20-F:

Exhibit
Number	Description

1.1	Articles of Conversion (1)

1.2	Articles of Continuance (1)

1.3	By-Laws (1)

1.4	Certificate and Articles of Amendment (3)

4.1	Securities Exchange Agreement among the Company, Adira Energy, Alan Friedman, Dennis Bennie and Ilan Diamond.(2)

4.2	Form of Securities Exchange Agreement among the Company, Adira Energy and the Minority Shareholders of Adira Energy.(2)

4.3	2009 Stock Option Plan (2)

4.4	Agency Agreement between Adira Energy and Sandfire Securities Inc. (2)

4.5	Form of Subscription Agreement for Adira Energy August 2009 Private Placement (2)

4.6	Form of Subscription Agreement for September 2009 Private Placement (3)

4.7	Form of Subscription Agreement for Adira Financing (4)

4.8	Summary of Agreement with the Modi’in Energy Limited Partnership, its general partner, Modi’in Energy Management (1992) Limited and Brownstone Ventures, Inc.(4)

4.9	Letter of Intent with Brownstone Ventures, Inc dated September 10, 2010 (4)

4.10	Agency Agreement between Adira Energy and DS Apex Mergers & Acquisitions Ltd dated November 22, 2010 (4)

4.11	Nominee Agreement with BRM Group Ltd (4)

8.1	List of Subsidiaries (4)

12.1	Certificate of Chief Executive Officer pursuant to Section 302 of the Sarbanes-Oxley Act of 2002 (4)

12.2	Certificate of Chief Financial Officer pursuant to Section 302 of the Sarbanes-Oxley Act of 2002 (4)

13.1	Certificate of Chief Executive Officer pursuant to Section 906 of the Sarbanes-Oxley Act of 2002 (4)

13.2	Certificate of Chief Financial Officer pursuant to Section 906 of the Sarbanes-Oxley Act of 2002 (4)

15.1	Letter from Smythe Ratcliffe LLP regarding disclosure in Item 16F of this Annual Report on Form 20F (4)

(1)Incorporated by reference from our current report on Form 8-K filed with the SEC on December 2, 2008.
(2)Incorporated by reference from our Form 20-F shell company report filed with the SEC on September 4, 2009.
(3)Incorporated by reference from our Form 20-F report filed with the SEC on January 22, 2010.
(4)Filed as an exhibit hereto.

SIGNATURES

The Registrant hereby certifies that it meets all of the requirements for filing on Form 20-F and that it has duly caused and authorized the undersigned to sign this Form 20-F on its behalf.

ADIRA ENERGY LTD.

Per:	/s/ Ilan Diamond
Name:	Ilan Diamond
Title:	Chief Executive Officer

Date:           February 2, 2011