Form 20-F/A
period 2010-09-30
Adira Energy Ltd.
filed 2011-11-21
CIK 1109504

UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
WASHINGTON, D.C. 20549

FORM 20-F/A
(Amendment No. 1)

(Mark One)

☐      REGISTRATION STATEMENT PURSUANT TO SECTION 12(b) OR (g) OF THE SECURITIES EXCHANGE ACT OF 1934

OR

X     ANNUAL REPORT PURSUANT TO SECTION 13 OR 15(d) OF THE SECURITIES EXCHANGE ACT OF 1934 For the fiscal year ended September 30, 2010

OR

☐      TRANSITION REPORT PURSUANT TO SECTION 13 OR 15(d) OF THE SECURITIES EXCHANGE ACT OF 1934

OR

☐      SHELL COMPANY REPORT PURSUANT TO SECTION 13 OR 15(d) OF THE SECURITIES EXCHANGE ACT OF 1934

COMMISSION FILE NUMBER: 000-30087

ADIRA ENERGY LTD.
(Exact name of Registrant as specified in its charter) Not applicable
(Translation of Registrant's name into English) Canada
(Jurisdiction of incorporation or organization) 120 Adelaide Street West, Suite 1204 Toronto, Ontario, Canada, M4V 3A1
(Address of principal executive offices)
Gadi Levin 120 Adelaide Street West, Suite 1204 Toronto, Ontario, Canada, M5H 1T1 Telephone: +1 416 250 1955 Facsimile: +1 416 250 6330 E-mail: glevin@adiraenergy.com
(Name, Telephone, Email and/or Facsimile number and Address of Company Contact Person)

Securities registered or to be registered pursuant to section 12(b) of the Act:

Title of each Class None	Name of each exchange on which registered Not applicable

Securities registered or to be registered pursuant to Section 12(g) of the Act:

Common Shares
(Title of Class)

Securities for which there is a reporting obligation pursuant to Section 15(d) of the Act:

N/A
(Title of Class)

The number of outstanding shares of each of the issuer's classes of capital or common stock as of September 30, 2010 was 62,640,001 common shares.

Indicate by check mark if the registrant is a well-known seasoned issuer, as defined in Rule 405 of the Securities Act.

Yes ☐              No ☒

If this report is an annual or a transition report, indicate by check mark if the registrant is not required to file reports pursuant to Section 13 or 15(d) of the Securities Exchange Act of 1934.

Yes ☐               No ☒

Indicate by check mark whether the registrant (1) has filed all reports required to be filed by Section 13 or 15(d) of the Securities Exchange Act of 1934 during the preceding 12 months (or for such shorter period that the registrant was required to file such reports), and (2) has been subject to such filing requirements for the past 90 days.

Yes ☒               No ☐

Indicate by check mark whether the registrant is a large accelerated filer, an accelerated filer, or a non-accelerated filer. See definition of "accelerated filer and large accelerated filer" in Rule 12b-2 of the Securities Exchange Act. (Check one):

Large accelerated filer ☐           Accelerated filer ☐      Non-accelerated filer ☒

Indicate by check mark which basis of accounting the registrant has used to prepare the financial statements included in this filing:

U.S. GAAP	☐	International Financial Reporting Standards as issued by the International Accounting Standards Board ☐	Other	☒

If "Other" has been checked in response to the previous question, indicate by check mark which financial statement item the registrant has elected to follow.

Item 17 ☒ Item 18 ☐

If this is an annual report, indicate by check mark whether the registrant is a shell company (as defined in Rule 12b-2 of the Securities Exchange Act).

Yes ☐ No ☒

TABLE OF CONTENTS

__________

EXPLANATORY NOTE

This Annual Report on Form 20-F/A ("Amended Form 20-F") is being filed as Amendment No. 1 to our Annual Report on Form 20-F for the year ended September 30, 2010, which was filed with the Securities and Exchange Commission on February 3, 2011 (the "Original Filing"). This Amended Form 20-F is a technical amendment to add under Item 17, in Part III, the following audited financial statements of Adira Energy Israel Ltd. ("Adira Israel"), an Israel corporation, which we determined subsequent to the date of the Original Filing to be a predecessor entity of our Company:

(A)     Balance sheet as at April 7, 2009;

(B)     Statement of changes in equity for the 164-day period from incorporation (October 26, 2008) to April 7, 2009; and

(C)     Notes to financial statements.

The referenced financial statements were inadvertently omitted from the Original Filing.

In addition, this Amended Form 20-F amends the Original Filing to remove from Item 3 all references to financial information of our Company for the years ended September 30, 2008, 2007 and 2006, which relate to the period prior to our acquisition of Adira Energy Corp. ("Adira Energy"). Our Company's share exchange with Adira Energy resulted in a reverse takeover transaction by Adira Energy of the Company. As the shareholders of Adira Energy obtained control of the Company, the share exchange was a capital transaction, rather than a business combination. Based on the substance of the transaction, the transaction is a reverse recapitalization, equivalent to the issuance of shares by the private company (Adira Energy) for the net monetary assets of the public shell company (AMG), accompanied by a recapitalization. As a result, the financial statements of Adira Energy became the financial statements of our Company as of August 31, 2009.

We have not modified or updated other disclosures presented in our Original Filing. Accordingly, this Amended Form 20-F does not reflect events occurring after the filing of our Original Filing and does not modify or update those disclosures affected by subsequent events. Information not affected by this amendment is unchanged and reflects the disclosures made at the time of the Original Filing. Pursuant to Rule 12b-15 under the Securities Exchange Act of 1934, as amended, the complete texts of Items 3, 4, 5, 15, 17 and 19, as amended, are repeated in this Amended Form 20-F. In addition, for convenience of reference, the following disclosure from the Original Filing, under the heading "General," is included in this Amended Form 20-F.

This Amended 20-F consists solely of the preceding cover page, this explanatory note, the following disclosure under the heading "General," amended Items 3, 4, 5, 15, 17 and 19, the signature page, and restated exhibits 12.1, 12.3, 13.1 and 13.2.

GENERAL

This Form 20-F/A is filed as an amendment to an annual report under the Exchange Act.

In this Form 20-F/A, references to:

"Adira"meansAdira Energy Ltd, a Canadian federal corporation (formerly AMG Oil Ltd.)

"Adira Group" means Adira Energy Ltd (formerly AMG Oil Ltd.) together with its wholly owned subsidiaries Adira Energy Holdings Corp., Adira Energy Israel Ltd.,Adira Energy Israel Services Ltd. and Adira Oil Technologies Ltd. and its 60% subsidiary, Adira Geo-Global Ltd.

"Adira Energy" means Adira Energy Holdings Corp., an Ontario corporation (formerly Adira Energy Corp.)

"Adira Israel" means Adira Energy Israel Ltd., an Israeli corporation

"Adira Services" means Adira Energy Israel Services Ltd., an Israel corporation

"We", "us", "our", and the "Company" means Adira Group

"AMG" refers to AMG Oil Ltd. which was the name of the Company prior to its change of name to Adira Energy Ltd on December 17, 2009

Adira has historically used U.S. dollar as its reporting currency. Adira Energy has historically used Canadian dollars as its reporting currency. All references in this document to "dollars" or "$" are to United States dollars and all references to "CDN$" are to Canadian dollars, unless otherwise indicated.

Except as noted, the information set forth in this Form 20-F is as of September 30, 2010 and all information included in this document should only be considered correct as of such date.

ITEM 3     KEY INFORMATION

A.     Selected Financial Data

Adira Energy

On August 31, 2009, Adira acquired Adira Energy by issuing 39,040,001 common shares of Adira to Adira Energy's shareholders on a one for one basis. As the shareholders of Adira Energy obtained control of Adira, the share exchange is considered to be a reverse takeover transaction. Accordingly, for accounting purposes Adira Energy is the acquirer.

The selected historical information presented in the table below for the year ended September 30, 2010 is derived from the audited consolidated financial statements of Adira for such period. The selected historical financial information presented in the table below for the 175-day period ended September 30, 2009,comprises the operating data of Adira Energy and its subsidiary companies from April 8, 2009 (date of incorporation of Adira Energy) and that of Adira (formerly AMG Oil Ltd) from September 1, 2009. The selected financial information presented below should be read in conjunction with the audited consolidated financial statements and the notes thereto of Adira Group, and with the information appearing under the headings, "Information on the Company" and "Operating and Financial Review and Prospects".

Under Canadian GAAP (in US$)
	As at September 30,
	2010 $	2009 $
Balance Sheet Data
Cash and Cash Equivalents	357,560	2,354,628
Working Capital	851,996	2,250,066
Total Assets	1,857,039	2,756,305
Total Liabilities	588,056	126,977
Total Shareholders'Equity	1,268,983	2,629,328

	Year ended September, 30	175-Day Period Ended September, 30
	2010	2009
	$	$
Operating Data
Revenues	912,597	-

Expenses	2,939,868	(1,383,335)
Other Items	(5,822)	14,708
Net Loss from Continuing Operations	(2,033,093)	(1,368,627)
Net and Comprehensive Loss	(2,033,093)	(1,368,627)
Basic Loss per Share
- From Continuing Operations	(0.05)	(0.05)
- From Discontinued Operations	(0.00)	(0.00)

We have never declared or paid any cash or other dividends.

Adira Israel

Adira Energy's predecessor is Adira Israel, which was incorporated in Israel on October 26, 2008. In order to facilitate tax planning, all of the issued and outstanding shares of Adira Israel were registered in the name of Adira Africa Corp. ("Adira Africa"), a privately-owned Canadian corporation, as a trustee for and on behalf of a corporation to be incorporated in Ontario - namely, Adira Energy, which was subsequently incorporated on April 8, 2009 - pursuant to a Declaration of Trust dated November 16, 2008 (the "Declaration of Trust"). In December 2008, upon application to Ministry of National Infrastructures of the State of Israel, Adira Israel obtained Eitan License No. 356, covering 31,060 acres (125.7 sq. km.) in the Hula Valley in Northern Israel (the "Eitan License"), for no consideration other than the payment of a nominal stamp duty in the amount of US$3,544. Upon the incorporation of Adira Energy on April 8, 2009, Adira Africa transferred the shares of Adira Israel to Adira Energy for no consideration, as contemplated by the Declaration of Trust.

The only activity undertaken in Adira Israel from December 2008 to April 8, 2009 was the application for, and the receipt of, the Eitan License, and, pursuant to the Declaration of Trust, Adira Energy is in substance treated as the owner of the Adira Israel shares since the inception of Adira Israel. Further, the carrying amount of the single asset owned by Adira Israel, the Eitan license (there were no material liabilities), was recorded in the accounts of Adira Israel as of April 8, 2009 in its nominal amount of the stamp duty. Therefore, under International Financial Reporting Standards, the carrying amount of the Adira Israel shares transferred to Adira Energy on that date was of the same nominal amount.

The selected balance sheet data presented in the table below for Adira Israel as of April 7, 2009, and the related changes in equity for the 164-day period from its incorporation (October 26, 2008) to April 7, 2009, are derived from the audited financial statements of Adira Israel for such period, which are included in this Amended Form 20-F. Adira Israel's financial statements do not include a statement of operations and statement of cash flows for the 164-day period ended April 7, 2009, as there were no revenues, expenses or cash transactions during this period. Subsequent to April 7, 2009, all activities of the Company are reflected in the consolidated financial statements of Adira. The selected financial information presented below should be read in conjunction with the audited financial statements and the notes thereto of Adira Israel, and with the information appearing under the headings, "Information on the Company" and "Operating and Financial Review and Prospects".

Under Israeli GAAP (in US$)
As at April 7
2009 $
Balance Sheet Data
Exploration and evaluation asset	3,544
Total Assets	3,544
Total Liabilities	3,541
Total Shareholders'Equity	3

Changes in Equity	Share Capital		Total
	Number	Amount	Equity
Balance at October 26, 2008 (date of incorporation)	-	$ -	$ -
Shares issued	1,000	3	3
Balance at April 7, 2009	1,000	$ 3	$ 3

As noted in Note 4 to the audited financial statements of Adira Israel which are included in this Amended Form 20-F, there are no differences between Israeli GAAP and US GAAP in respect of the financial position and results of operations of Adira Israel for the period presented.

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

Adira incurred a net loss of $1,982,097 for the period ended September 30, 2010. At September 30, 2010, Adira had an accumulated deficit of $3,350,724. These circumstances raise doubt about our ability to continue as a going concern, as described in the Note 1 to our consolidated financial statements for the period ended September 30, 2010, which are included herein. Although our consolidated financial statements refer to circumstances which might raise doubt about our ability to continue as a going concern, they do not reflect any adjustments that might result if we are unable to continue our business.

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

Our subsidiaries conduct their principal operations in Israel, and therefore are directly affected by the political, economic, and military conditions affecting Israel and the Middle East. Armed conflicts between Israel and its neighboring countries and territories occur periodically and a protracted state of hostility, varying in degree and intensity over time, has in the past led to security and economic difficulties for Israel. These hostilities, any escalation thereof or any future armed conflict or violence in the region, could adversely affect our subsidiaries' operations. In addition, we could be adversely affected by other events or factors affecting Israel such as the interruption or curtailment of trade between Israel and its present trading partners, a significant downturn in the economic or financial condition of Israel, a significant downgrading of Israel's international credit rating, labor disputes and strike actions and political instability.

Certain of the Company's Exploration Areas are subject to Contractual Agreements with Land Lessors.

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

We believe that the costs used to prepare internal budgets are reasonable, however, there are assumptions, uncertainties, and risk that may cause our allocated funds on a per well basis to change as a result of having to alter certain activities from those originally proposed or programmed to reduce and mitigate uncertainties and risks. These assumptions, uncertainties, and risks are inherent in the completion and testing of wells and can include but are not limited to: pipe failure, casing collapse, unusual or unexpected formation pressure, environmental hazards, and other operating or production risk intrinsic in oil and or gas activities. Any of the above may cause a delay in the Company's completion program and its ability to determine reserve potential.

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

Our interests and operations in Israel may be affected in varying degrees by government regulations relating to the oil and gas industry. Any changes in regulations or shifts in political conditions are beyond the control of the Company may adversely affect our business. Our operations may be affected in varying degrees by new government regulations and changes to existing regulations, including those with respect to restrictions on exploration and production, price controls, export controls, income taxes, employment, land use, water use, environmental legislation and safety regulations. The recent recommendations of the Sheshinski Committee, a government appointed committee in Israel were published on how to tax oil and gas exploitation in Israel. They include increasing the aggregate government take from future oil and gas revenues from approximately 30% today to between 50%-63% including royalties which will remain unchanged at 12.5%. If these recommendations are ultimately adopted by the Israeli Knesset, it could have a material adverse effect on our business, financial condition and results of operations.

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

If our exploration activities result in the discovery of oil and gas reserves, and if we are able to successfully develop and exploit such reserves, we will have to make arrangements for storage and distribution of oil and gas. We would have to rely on local infrastructure and the availability of transportation for storage and shipment of oil and gas products, but any readily available infrastructure and storage and transportation facilities may be insufficient or not available at commercially acceptable terms. The marketability of our production depends in part upon the availability, proximity, and capacity of oil and natural gas pipelines, crude oil trucking, natural gas gathering systems and processing facilities. This could be particularly problematic to the extent that operations are conducted in remote areas that are difficult to access, such as areas that are distant from shipping or pipeline facilities. Furthermore, weather conditions or natural disasters, actions by companies doing business in one or more of the areas in which we or our venture will operate, or labor disputes may impair the distribution of oil and gas. In addition, Israel has little or no storage capacity and the currently available distribution infrastructure is limited.These factors may affect the ability to explore and develop properties and to store and transport oil and gas and may increase our expenses to a degree that has a material adverse effect on operations.

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

The Company is incorporated in Canada.

The Company is a Canadian corporation governed under the Canada Business Corporations Actand as such, its corporate structure, the rights and obligations of shareholders and its corporate bodies may be different from those of the home countries of international investors. Furthermore, non-Canadian residents may find it more difficult and costly to exercise shareholder rights. International investors may also find it costly and difficult to effect service of process and enforce their civil liabilities against the Company or some of its directors, controlling persons and officers.

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

We do not believe that we are a PFIC in 2010. However, we may, in the future, be classified for United States income tax purposes as a passive foreign investment company. This means that any dividends we pay you will be taxed as ordinary income and not at preferential qualifying dividend tax rates, and upon any sale of our Common Shares, any capital gain will be taxed as ordinary income and not at preferential capital gains rates. This will continue to be true even after we commence active operations. See discussion in Item 10E "United States Tax Consequences".The exercise of all or any number of outstanding warrants or stock options, the issuance of any annual bonus shares, the award of any additional options, bonus shares or other stock-based awards or any issuance of shares to raise funds or acquire a business may dilute your Common Shares.

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

We may issue a substantial number of our common shares without investor approval to raise additional financing and we may consolidate the current outstanding common shares. Any such issuance or consolidation of our securities in the future could reduce an investor's ownership percentage and voting rights in the Company and further dilute the value of your investment.

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

    announcements relating to the Company's business or the business of its competitors;

    the Company's liquidity; and

    the Company's ability to raise additional funds.

In the past, companies that have experienced volatility in their value have been the subject of securities class action litigation. The Company might become involved in securities class action litigation in the future. Such litigation often results in substantial costs and diversion of management's attention and resources and could have a material adverse effect on the Company's business, financial condition and results of operation.

ITEM 4     INFORMATION ON THE COMPANY

We are a Canadian corporation governed under the Canada Business Corporations Act (the "CBCA") which conducts business as an oil and gas exploration company with operations in the State of Israel. We have been granted the following petroleum licenses from the State of Israel:

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

  Yitzhak License No.380 or Yitzhak License- covering 31,555 acres (127.7 sq.km) approx. 17km offshore Israel between Hadera and Netanya, directly to the North of and contiguous to Gabriella. The license was issued in October, 2009 for an initial three year period and may be renewed upon fulfillment of certain conditions for a further four year period; and

  Samuel License No. 388, or Samuel License - covering 16,740 acres (359 sq. km) approx.17 km offshore Israel adjacent to the shoreline between the City of Ashkelon in the South and the City of Rison Le'tziyon in the North. The license was issued on August 1, 2010 to a consortium led by us (through our subsidiaries, Adira Oil Technologies Ltd. (100% owned) and Adira Geo-Global Ltd (60% owned - the remaining 40% is held by GeoglobalResourses (Barbados) Inc., an unrelated party).

Our Gabriella License, Yitzhak and Samuel Licenses are collectively referred to as our "Offshore Licenses".

All of the licenses are subject to 12.5% royalty payable to the government of Israel.

In addition, we have a right to farm in to 70% of the Notera License which is approximately 19,000 acres and contiguous and directly to the south of the Eitan License and as well as an option to acquire a 5% participating interest in each of the Myra and Sara Licenses, both offshore Israel licenses.

For more information, see Item 4 B below "Onshore Licences" and Offshore Licences".

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

Principal Office

Our principal office is located at 120 Adelaide Street West, Suite 1204S, Toronto, Ontario, Canada, M4V 3A1. Our telephone number is (416) 250-6500.

Incorporation and Continuation

We are a Canadian corporation governed under the Canada Business Corporations Act (the "CBCA").

We were incorporated on February 20, 1997 under the name "Trans New Zealand Oil Company" by filing our Articles of Incorporation with the Secretary of State of Nevada. We changed our name to "AMG Oil Ltd." on July 27, 1998. On December 17, 2009, we changed our name to "Adira Energy Ltd." Our fiscal year end is September 30.

On November 25, 2008, the Company's shareholders approved the change of our jurisdiction of incorporation from the State of Nevada to the Canadian federal jurisdiction under the CBCA by way of continuation. The Company completed the filing of its Articles of Conversion with the Nevada Secretary of State on November 25, 2008, and the Company's Articles of Continuance were accepted for filing by Industry Canada effective November 27, 2008. The effect of these filings was to transfer the jurisdiction of incorporation of the Company from the State of Nevada to the Canadian federal jurisdiction under the CBCA. Copies of the Articles of Conversion, Articles of Continuance, Certificate of Continuance and By-Laws, are incorporated by reference to this Form 20-F as exhibits.

The Company's common shares remain registered under Section 12(g) of the Exchange Act after completion of the continuation as a result of the operation of Rule 12g-3 of the Exchange Act. The Company's current trading symbol on the OTCBB is "ADENF". The Company's current trading symbol on the TSXV is "ADL".

Acquisition of Adira Energy

We completed the acquisition of Adira Energy, a company incorporated in the Province of Ontario, on August 31, 2009. As a result of the completion of this acquisition, we are now the owner of all the issued and outstanding shares of Adira Energy and we have ceased to be a "shell company", as defined in Rule 12b-2 of the Exchange Act. The acquisition was completed pursuant to a securities exchange agreement dated August 4, 2009 among Adira, Adira Energy and Dennis Bennie, Ilan Diamond and Alan Friedman, as principal shareholders, and concurrent securities exchange agreements among Adira and each of the minority shareholders of Adira Energy. We issued an aggregate of 39,040,001 common shares to the shareholders of Adira Energy as consideration for the acquisition of Adira Energy.

Immediately prior the acquisition, Adira Energy completed a private placement ("Adira Energy Private Placement") of 7,600,000 units ("Units") at a price of $0.25 per Unit. Sandfire Securities Inc. acted as lead agent to Adira Energy in connection with the Adira Energy Private Placement. Each Unit was comprised of one common share of Adira Energy and one-half of one share purchase warrant. The common shares and share purchase warrants issued by Adira Energy were exchanged concurrently with the closing of the Acquisition. Each resulting share purchase warrant entitles the holder to purchase one additional common share of the Company at the exercise price of $0.50 per share for a two year period following closing, expiring on August 31, 2011. In connection with the Adira Energy Private Placement, 500,770 compensation warrants were issued to agents who will entitle the holders thereof to purchase an equal amount of common shares of the Company at the exercise price of $0.25 per common share for a two year period following closing expiring on August 31, 2011.

Concurrent with the completion of the Acquisition, Michael Hart, Michael Murphy and John Campbell, resigned from the board of Adira and Dennis Bennie (Chair), Glen Perry, Alan Friedman and Ilan Diamond (CEO) were appointed as the new directors of Adira.

In September 2009, Adira completed a private placement of an additional 400,000 Units on a non-brokered basis (the "September Private Placement") at a price of $0.25 per Unit. Each Unit comprised of one common share of Adira Energy and one-half of one share purchase warrant. After deducting commissions payable in connection with the September Private Placement, we raised an aggregate of $100,000in the September Private Placement.

On September 23, 2009, we completed a private placement of an additional 400,000 Units on a non-brokered basis at a price of $0.25 per Unit for aggregate gross proceeds of $100,000. Each Unit comprised of one common share of Adira Energy and one-half of one share purchase warrant

On November 22, 2010 we completed a financing for gross proceeds of $11,000,000 ("Adira Financing"). Pursuant to the Adira Financing, we issued 27,500,000 subscription receipts which upon fulfillment of certain conditions were automatically exercised into 27,500,000 Common Shares and 13,750,000 warrants. Each whole warrant will be exercisable for a term of three years from the date of issuance at an exercise price of $0.55. In addition, we issued warrants to certain parties in conjunction with the Adira Financing. Each such warrant is exercisable into one Common Share for up to three years from the date of closing of the Adira Financing at an exercise price of $0.40.BRM Group Ltd., or BRM, invested $4,000,000 as part of the Adira Financing.

On December 2, 2010, our common shares commenced trading on the TSX Venture Exchange (the "TSXV") following approval of its listing in November 2010.

Prior Operations of Adira

We were previously engaged in the acquisition and, formerly, exploration of resource properties.

We were inactive for approximately four years prior to our acquisition of Adira Energy in 2009 and were considered a "shell" company within the meaning assigned to that term in Rule 12b-2 of the Exchange Act because we had no operations and our assets consisted solely of cash. Prior to this four-year period, we had conducted oil and gas exploration activities in New Zealand but withdrew from the permit and assigned our interest to other participants in the permit during the 2003 fiscal year.

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

ADIRA
ENERGY
ISRAEL
EAST MED
ADIRA LICENSES
0 11,822 23,644
METERS
By: G EMBERY
January 6, 2011
NOBLE
LEVIATHON
16 TCF
NOBLE TAMAR
8.4 TCF
TAMAR 2
TAMAR 1
NOBLE DALIT
500 BCF
DALIT 1
ASHER YAM 1
QISHON YAM 1
FOXTROT 1
EITAN
NOTERA
HAIFA
MYRA
SARA
YITZHAK
DELTA 1
ITEM 1
ROMI 1
GABRIELLA
YAM YAFO 1
HANNAH 1
TEL AVIV
YAM WEST 1
ANDROMEDA EAST 1
YAM 2
OR 1
SAMUEL
NOA SOUTH 1
BRAVO1
MARI B 1
NORDAN 1
JERUSALEM
MARI B GAS FIELD
1.2 TCF

Onshore Licences

Eitan License

In December 2008, upon application to the Ministry of National Infrastructures of the State of Israel, Adira Israel obtained the Eitan License, for no consideration other than the payment of a nominal stamp duty. At that time, for tax planning purposes, all of the issued and outstanding shares of Adira Israel were registered in the name of Adira Africa, a privately-owned Canadian corporation, as a trustee for and on behalf of a corporation to be incorporated in Ontario - namely, Adira Energy, which was subsequently incorporated on April 8, 2009 - pursuant to a Declaration of Trust dated November 16, 2008. Upon the incorporation of Adira Energy on April 8, 2009, Adira Africa transferred the shares of Adira Israel to Adira Energy for no consideration, as contemplated by the Declaration of Trust. Accordingly, Adira Energy was in substance treated as the owner of the Adira Israel shares since Adira Israel's inception on October 26, 2008. The only activity undertaken in Adira Israel from December 2008 to April 8, 2009 was the application for, and the receipt of, the Eitan License.

As indicated above, the original term of the Eitan License is three years; however, the term is may be extended for an additional four years under Israeli Petroleum Law, 5712 - 1952, or the Petroleum Law. The area of the permit is approximately 125.7 square kilometers. We have a 100% working interest in the Eitan License and all wells.

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

The Eitan License area forms part of the lands on which Kibbutz Neot Mordechai is situated (as a long term lease agreement between the Kibbutz Neot Mordechai and the Israel Lands Authority). This is the area on which the Company anticipates focusing its work program for the next 18 months. We have secured access to the land through an agreement with Kibbutz Neot Mordechai dated April 12, 2010, or the Kibbutz Agreement. The agreement provides us with access to certain mapped areas for 12 months from the date the Israel Lands Administration, or ILA, approves the Kibbutz Agreement, with an option to extend for an additional 12 months on 3 months' notice and, if gas is found on the subject land, both parties agree to negotiate in good faith to reach terms of agreement with respect to the land, provided that we cannot be prevented by using the land to produce gas on a commercial basis subject to the terms of the Kibbutz Agreement. Pursuant to the Kibbutz Agreement, we agreed: (i) to use the land in such a way to allow continuing agricultural use for the extent possible and to reduce disturbance, to close and seal 3 of the existing seven drill holes, fence off the land, take responsibility for damages, pay for water usage and restore the land to its former condition and (ii) to pay a fee for use to be determined by an agreed upon land appraiser and compensate the lessor for its project neighbourhood development in the event that gas is found. Following receipt of the ILA approval in September 2010, a contract was entered into between us and ILA on October 7, 2010 and we made the required statutory payment and posted a restoration bond and have now fulfilled all requirements regarding this approval. All other approvals required under the Kibbutz Agreement have been obtained.

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

Under the Petroleum Law, the Company, as the holder of a petroleum right, is entitled, subject to any other relevant law, to drill and search for water in the area of its petroleum right and to use the water discovered by it either by drilling for water or in any of its other operations and/or to use any other water situated in the area of its petroleum right to the extent required for its operations, provided that it does not thereby prejudice any person's right in such water or having the benefit thereof.

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

  After drilling has commenced, the Company, as the holder of the petroleum right, shall within ten days after the end of each month report to the Commissioner in writing, the depth of the well at the end of the month and the geological horizon to which, according to the holder's determination then, the well has penetrated.

  Within fifteen days after the completion of a petroleum well, whether as a producing well or a dry hole, and within fifteen days after the completion of any further work at an old drill hole, the Company, as the holder of the petroleum right, shall submit to the Commissioner a completion report showing:

    the depth and the casing and cementing record of the well;

    copies of all drillers' daily reports, drilling time, sample, electro and other logs kept;

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

Plan of Operations for the Eitan License

The plan of operations and associated cost estimate of the work program on the Eitan License is as follows:

Activity	Cost	Status
Acquire 10 to 20 km of 2-D seismic survey, processing and interpretation	$ 150,000	Not yet commenced
CBM: Re-entry, stimulate and test Esther #1 well with TD of 1,293 metres (500 metre section-coal seam)	$ 225,000	Completed
CBM: Re-entry, stimulate and test Esther #2 well with TD of 525 metres (500 metre section-coal seam)	$ 220,000	Completed

CBM:
Drill and core, complete and test deep CBM well to 1050 metres. Core both 500 metre coals and 1000 metre coals with wireline core system. Perforate and complete by hydraulic fracturing 500 metre coal section

	$ 660,000	In process
Conventional Well: Re-entry, complete and test Esther #3A well with TD of 952 metres (this well was recorded as a gas well) Test the D Sand (140m +/-)	$ 150,000	Completed
Conventional Well: Drill, complete and test shallow sand well to 200 metres	$ 200,000	Completed
Total Estimate	$1,605,000

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

Our plan of operations, including the projected timeframe and budget, are subject to change. Our board of directors may determine, based on the results of exploration activities or other identified opportunities, to change its plan of operations. In addition, the risks identified hereinafter (see "Risk Factors") may result in delays and costs overruns, each of which could adversely impact on our ability to complete our plan of operations within the projected timeframes and within the budget.

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
1.

Notera Project between 1980 and 1982 - Notera-1 well, was drilled in 1980, and reached a depth of 505 metres (1,658 feet). Dry gas was discovered between 476 - 482 metres (1,562 - 1,581 feet) and the well was completed for production. The well was connected to Kibbutz Gonen in October, 1981 and 7 MMcf of gas were sold. Total production including testing and flaring was estimated to be 14.7 MMcf. The well died on September 7, 1982 probably due to the influx of water from what appeared to be a strong water drive confirmed by a constant bottom hole pressure of 674 psig throughout the life of the well. The Notera-2 well, also drilled in 1980, penetrated to a depth of 749 meters (2,457 feet). It discovered gas and the well tested in the interval 120 - 175 meters (394 -574 feet). After a long period of testing, it was considered non- commercial due to the large quantities of formation water produced. In 1981, Notera-3 well was drilled to a total depth of 2,786 metres (9,140 feet) but no gas was found. In 1982, Notera-6 well was drilled to a total depth of 560 meters (1,837 feet) but also found no commercial gas.

2.

Gonen Project in 1983 - 10 shallow wells were drilled based on the well data of Notera 6 because of the multi-stringers of sand between 450 and 550 metres (1,476 and 1,820 feet). None of these wells tested any commercial production rates.

3.	Susie Project from 1985 - 1986 - Three shallow wells of less than 150 metres were drilled in this area. Additional two wells were drilled but no success in finding commercial gas.

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

Interval 339 - 354 metres (1,112 - 1,161 feet) had lignite or lignitic coals. Five distinct coal beds, separated by clayey marls and carbonaceous and fossiliferous silty clays, were recognized. Minor amounts of gas were observed bubbling from the coal when the core was removed from the core barrel. There is 8 - 17 metres of coal in this section.

Interval 390 - 407 metres (1,280 - 1,335 feet) was lignite. Seven distinct coal beds are within this unit. These coal beds, similar to the Unit A above are interbedded with clay and carbonaceous, fossiliferous marls. The coals have a high dirty ash with only one thin (0.05 m) clean coal seam. The coals are dull black and exhibit a minor amount of faulting. There was a noticeable increase in gas evolving from the coal upon removal from the core barrel when compared to Unit A. This section has 6 - 8 metres of coal.

Interval 445 - 490 metres (1,460 - 1,608 feet) showed an increase in rank and quality over the units above. This unit has eleven different coal seams, all sub-bituminous. A dramatic increase of evolving gas over the above units was observed when the core was removed from the core barrel. This section has by far the most coal with 16 - 26 metres.

Desorption tests revealed the cores had gas contents of over 200 cuft/ton in the sub-bituminous section from 445-489 metres while the shallower, less mature coals had somewhat less gas contents. The coals from 850-1,000 metres have not been cored and tested yet.

For the CBM, we plan to test the 500 metre coal section in both the Esther 1 and 2 with a stimulation program. Also, drill a CBM well to the 1000 metre coal section. A production test will be completed on the 500 metre coals and all the coals will cored. Analytical testing will include gas content, coal descriptions, desorption isotherms and relative permeability. Field testing will include reservoir pressure and permeability, water saturation, desorption and gas production. If the testing of the CBM is successful, a development program can be designed in conjunction with the seismic data acquisition program in order to determine the areal extent of the CBM in the area.

To determine whether there is any potential of the shallow gas and as part of the committed work program, the technical report recommended the re-entry of the two to three shallow wells in the Esther Field to test for commercial gas. The re-entry would require cleaning up the formation, stimulation if required and flow test the well for an extended period of time. The Company plans to undertake this exploration work as part of its plan of operations, as described above under "Plan of Operations for the Eitan License".

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

HULA VALLEY PROJECT
LOCATION MAP OF SEISMIC LINES
AND WELL LOCATIONS
HULA-1
LILLY-1
AB-3739
AB-3741
AB-3745
AB-3755
AB-3753
DS-0622
AB-3740
AB-0031EG
AB-3754
AB-0032EG
AB-3742
AB-3744
DS-0892
E-1
E-2
E-3
E-4
E-5
E-6
E-7
E-8
E-11
E-12
E-13
SUZIE-5
SUZIE-12/12A
G-1
G-2
G-5
G-6/6A
G-7
G-8
G-9
G-10
G-11
S-1
S-2
S-2D
S-4
NT-2
NT-4
NT-6/6A
EH-1

המשך תוספת ראשונה

רשיון 356/ "איתן"
כ- 125,700 דונם

251000/793360
26392\8/793360
251000/782500
262118/782500
250000
252000
254000
256000
258000
260000
262000
264000
266000
798000
796000
794000
792000
790000
788000
786000
784000
782000
780000
778000
קרית שמונה
כפר גלעדי
כפר סאלד
שמיר
עמיר
כפר בלום
נאות מרדכי
להבות הבשן
שאר ישוב
דפנה
מרגליות
כפר כילה
ע'ג'ר
99
90
977
918
959
888

0 1 2 3 4 ק"מ

קנ"מ: 1 : 100,000

ירושלים, י"ח בכסלו התשס"ח
15 בדצמבר 2008

דר' יעקב מימרן
הממונה על ענייני הנפט

Notera License

During April 2010, we announced that we signed a letter of intent with Coalbed Gas Hachula Ltd, an Israel-based Coalbed Methane Development company or, CGH, pursuant to which we have a right to farm in to 70% of the Notera

License which is approximately 19,000 acres and contiguous and directly to the south of the Eitan License, or CGH LOI. Prior drilling and evaluation of Notera indicates a similar geologic profile and hydrocarbon development potential as exists in the Eitan License. Pursuant to the CGH LOI, we may, at our option, obtain an interest in the Notera License, by paying CGH $200,000 and drilling and testing one cored well, at an approximate cost of $600,000, within eight months following the date that the last condition precedent stipulated in the CGH LOI has been waived or fulfilled in order to earn a net 70% working interest and a 70% revenue interest. The amounts payable to us are after payments of a 12.5% government royalty as well as a 2.5% royalty payable to CGH on our share. Pursuant to the CGH LOI, CGH will earn a 30% participating interest in any future gas development on this South block provided it contributes 30% of the costs in such further development. Additionally, the CGH LOI provides that we will be the operator of the project. The terms of the CGH LOI are subject to Israel governmental regulation and are conditional on the Israel Petroleum Commissioner's approval to transfer 70% of the Notera working interest to us without the government stipulating any work commitments on the Notera License, beyond what has been agreed to between the Company and CGH. The CGH LOI agreement and working interest is completely independent of our Eitan block to the North and does not affect the ownership of the Eitan License, and may be terminated by us at any time without penalty. To date, we have not expended any funds on the Notera License. To date the CGH LOI has not received governmental approval. We do not presently expect to exercise our option to earn our 70% working interest until we have obtained further information from our program on the Eitan License

OffShore Licences

Gabriella License

The Gabriella License was granted to us during July 2009. The initial term of the license is three years, extendable for an additional four years to a maximum of seven years, thereafter a lease (30-50 years) can be sought if a discovery is made. The Gabriella License is located 10 km offshore between the City of Netanya in the North and the City of Ashdod in the South. The Gabriella License area is 392 square kilometres. We have a minimum working interest of 15% in the Gabriella License.

Our subsidiary, Adira Israel entered into an agreement on January 26, 2010 with the Modi'in Energy Limited Partnership, or MELP, its general partner, Modi'in Energy Management (1992) Limited, or MEGP and Brownstone Ventures, Inc, or Brownstone (the "Modi'in Agreement")pursuant to which MELP agreed to provide funding for the Gabriella License work plan (currently MELP's 70% and Adira Israel's 15%), presently budgeted to cost approximately $8 million, such work program to include reinterpretation of existing 2D seismic and preparation of report on block potential, 3D seismic survey and the drilling of one well to a total depth of approximately 5000m.

Under the Modi'in Agreement, commencing on February 1, 2010, MEGP pay us as operator, a monthly fee in respect of advisory services in the amount of $12,500, as well as 3.75% (half) of the 7.5% operator fee which MEGP is entitled to receive from MELP for 24 months commencing from February 1, 2010, increasing to 4.25% thereafter. Additionally, MEGP and MELP, have agreed to pay us a combined royalty of 4.5% (2.25% each) on the total wellhead revenue of the rights in oil and / or gas up until such time as costs are recovered and 10.5% (5.25% each thereafter). In addition to the above fees, MEGP and MELP have agreed that Adira Israel is entitled to receive an operating fee, from the partners in the Gabriella License, of 7.5% of the gross expenditures on the Gabriella License. This operating fee is in addition to the other fees payable and is due pro-rata from each holder of an interest in the Gabriella License. We have an option to purchase 15% of the Gabriella License (or 21.43% of MELP's 70% interest) anytime until six months after discovery as "discovery" is defined in the Israeli Petroleum Law or 7 years. The operation of the Gabriella License, will be governed by a joint operating agreement to be entered into by Modi'in, us and Brownstone. On August 10, 2010 Adira Israel received $2,000,000 from MEGP on behalf of MELP, representing 85% of the total capital call in respect of the work plan of $2,352,941 being $1,647,059 on MELP's behalf and 352,941 on behalf of Adira Israel. The agreement with MELP provides that our share of the initial $8m is fully covered by MELP. As such, we have no financial risk associated with the Gabriella License. We act as operator for this license and have the ability to bill for our time and expertise to the other participating interest partners.

Yitzhak License

The Yitzhak License was granted during October 2009. The initial term of the license is three years extendable for an additional four years to a maximum of seven years, and thereafter a lease (30-50 years) can be sought if a discovery is made. The Yitzhak License is located 10 km offshore between the City of Hadera in the North and the City of Netanya in the South. The Yitzhak License area is 127 square kilometres.

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

Plan of Operations for the Gabriella and Yitzhak Licenses

We were required to conduct certain work on the Gabriella and Yitzhak Licenses up to the end of October 2010which we completed in January 2011. This work entailed the collection and study of existing geological and geophysical information available, including the purchasing, reprocessing and reinterpretation of old seismic lines acquired. Additionally, the Gabriella and Yitzhak Licenses required the submitting of summary reports to the Ministry of National Infrastructures in the State of Israel, or MNI, regarding the hydrocarbon potential of each of these licenses by the one year anniversary of the grant date of each respective license. The report in respect of the Gabriella License was submitted on July 15, 2010 and the report in respect of the Yitzhak License on October 15, 2010.

We have contracted Western Geco, a Schlumberger company, to complete a state of the art geophysical survey on our Gabriella and Yitzhak licenses directly offshore of central Israel on a 630 square kilometre 3D Survey. We are focused specifically on oil targets in this region. The current dual axis survey, a technology never used before in Israeli waters is designed to define the exact target and structure. Two independent 3D surveys will overlay each other at opposing axes. We completed the Gabriella and Yitzhak programs in early January and we plan to commence our 300 square kilometer3D survey on the Samuel license (discussed below) within the first half of 2011.

The following work program must be completed in order to maintain the Gabriella License:

1.     Execute a seismic survey and line decoding by January 15, 2011.

2.     Integrate all the data and submit a final proposal for drilling by July 15, 2011.

3.     Sign a drilling agreement by July 15, 2011.

4.     Commence drilling by January 1, 2012.

The following work program must be completed in order to maintain the Yitzhak License:

1.     Execute a 3D seismic survey during the first quarter of 2011.

2.     Sign a drilling agreement by the 15th of October, 2011.

3.     Commence drilling by the 15th of April, 2012.

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

Most of the exploration efforts conducted until today concentrated on large structural features with little attention given to direct hydrocarbon indicators ("DHI") and amplitude with offset related imaging ("AVO"/"AVAZ") to identify and quantify reservoir zones. Based on recent advances in reprocessing and interpretation, it became apparent that the Gabriella and Yitzhak structures show an abundance of minor faulting/fracturing which most likely play an important role in fluid dynamics and transmissibility of the primary target reservoir (Zohar).

Samuel License

On June 15, 2010, we announced that the Israel Petroleum Commissioner's office had notified us that, subject to appeals, it had awarded a consortium led by us, the Samuel License. Through our subsidiaries, we were granted the Samuel License on August 1, 2010. The initial term of the Samuel License is for three years. This initial term may be extended for an additional four years. The license area is approximately 359 square kilometres. We hold a combined minimum interest of 38.25% in the Samuel License held through our subsidiaries Adira Oil Technologies Ltd. (100% owned) and AdiraGeo-Global Ltd (60% owned). The other consortium members are comprised of Geo-Global Resources (India) Inc., Brownstone and Pinetree Capital Ltd. A gross overriding royalty in an amount equal to 3% shall be granted to and registered in the name of AdiraGeo-Global Ltd. AdiraGeo-Global Ltd. and Geo-Global Resources (India) Inc have been designated as joint Operators of the Samuel License. AdiraGeo-Global Ltd. shall be paid an aggregate operating fee equal to 7.5% of the cumulative direct costs incurred in connection with operating the Samuel License.

The Samuel License is located offshore Israel adjacent to the shoreline between the City of Ashkelon in the South and the City of Rishon Le'tziyon in the North.

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

6.     Commence drilling by February 1, 2011.

Myra &Sara Licenses

On August 25, 2010, we signed a co-operation agreement with GeoGlobal Resources Inc. ("GGR"), pursuant to which GGR agreed to assign to us its option to acquire an additional 5% participating interest in each of the Sara License and the Myra License. GGR is presently registered as a holder of a 5% participating interest in each of the Sara License and Myra License.

The Myra and Sara and Licenses are each subject to joint operating agreement among the holders of the participating interests in the respective licenses, which joint operating agreements govern the operations with respect to the exploration work on the licenses and the change of any interest holders in these licenses. Upon receipt and review of geoscience and 3D seismic survey conducted on these licenses, we may, at our discretion, purchase the 5% participating interest in the licenses from GGR. As a condition to the acquisition of such 5% interest, we will also be required to become a signatory to the joint operating agreements and approval of the Israeli Petroleum Commissioner must also be obtained. Assuming approvals are received, and we decide to acquire the 5% interest, we will have to pay $1,200,000 in one lump sum payment to certain parties of the joint operating agreements which signature requires the approval of existing signatories to the joint operating agreement in accordance with the terms of the joint operating agreements. The option is dependent upon a number of circumstances and there is no assurance that we will be able to exercise the option.

The Myra and Sara Licenses are located offshore Israel approximately 60 km west of the City of Hadera. These license areas total 800 square kilometres.

Drilling Activity

As of the date of this Annual Report, we have drilled one exploratory well, located on the Eitan license, to a depth of two hundred metres. Prior to our acquisition of Adira Energy, no drilling activity was carried out.

C.     Organizational Structure

We operate:

in Canada through our wholly owned subsidiary Adira Energy, an Ontario corporation incorporated on April 8, 2009; and in Israel, through Adira Energy's subsidiaries, namely:

  Adira Israel, an Israel corporation, (100% owned); and

  Adira Services, an Israel corporation, (100% owned).

  Adira Oil Technologies Ltd. (100% owned)

  Adira Geo-Global Ltd (60% owned - the remaining 40% is owned by GeoglobalResources (Barbados)Inc., an unrelated party.

D.     Property, Plant and Equipment

(a)      Corporate Offices

Our executive offices are comprised of approximately 784 square feet at120 Adelaide Street West, Suite 120, Toronto, Ontario, Canada, M4V 3A1 for which the lease cost is CDN$4,423 per monthand424 sqm at Aba Hillel Silver 12, Ramat Gan, Israel, for which the lease cost is US$12,917 per month.

(b)     Special Skill and Knowledge

Our ability to complete drilling and exploration is dependent on the availability of well-trained, experienced crews to operate its field equipment and qualified management. We have a full time drilling team on its payroll, and also engages, on a full time basis, individuals with engineering skills and who are knowledgeable of the type of target to be drilled for on its Eitan License. Furthermore, we believe that ourstrategic arrangement with certain oil and gas exploration companies provides us with access to the special skills and knowledge required to assist us in the completions, testing and evaluation of our resource on the Eitan License.

(c)     Foreign Operations

As a percentage of our capitalized acquisition, exploration and development costs incurred in fiscal 2010, we anticipate that we will direct approximately 100% of our fiscal 2011resources on operations in the State of Israel

(d)     Competitive Conditions

The oil and gas industry in the State of Israel is, and will continue to be, competitive. Most contracts will be awarded on the basis of competitive bids. We believe that its early foray into oil and gas exploration in Israel will provide it with a competitive advantage in the drilling, testing and evaluation of our resource. Our joint venture with Brownstone will allow us to participate in new projects while limiting our financial exposure. We will further gain access to Brownstone's knowledge and established operational resources, enabling us to speed up the development of existing projects.

(e)     Dependence on Customers and Suppliers

We are not dependent upon a single or few customers or supplier for revenues or our operations.

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

See also Item 3D "Risk Factors".

ITEM 5     OPERATING AND FINANCIAL REVIEW AND PROSPECTS

The following is a discussion and analysis of the activities, consolidated results of operations and financial condition of the Company for the year ended September 30, 2010, which have been prepared on the basis of information available up until January 28, 2011. Management's Discussion and Analysis should be read in conjunction with the Company's audited consolidated financial statements and related notes for the year ended September 30, 2010, and Adira Israel's audited financial statements and related notes for the for the 164-day period from incorporation (October 26, 2008) to April 7, 2009. The Company's financial statements have been prepared in accordance with Canadian generally accepted accounting principles, and Adira Energy's financial statements have been prepared in accordance with Israeli generally accepted accounting principles. All monetary amounts are reported in United States dollars unless otherwise noted.

A.     Operating Results

Summary

We are an oil and gas exploration company and from the State of Israel. Through our wholly owned subsidiary, Adira Energy and its wholly owned subsidiary Adira Israel, we have been granted four petroleum licenses consisting of one onshore petroleum license, the Eitan License and three Offshore licenses being the Gabriella License the "Yitzhak License and the Samuel License which we own through our other wholly owned subsidiary, Adira Oil Technologies Limited and our partially owned 60% subsidiary, Adira Geo Global Technologies Ltd. Our business plan is to carry out exploration activities on the Eitan License in order to assess existence of commercially exploitable quantities of natural gas as well as evaluation work on each of the Offshore Licenses to establish whether exploration is justified.

We presently do not produce any oil or gas and do not earn any significant revenues.

These consolidated financial statements include the accounts of Adira Energy, and its five subsidiaries.

Our interest in the Gabriella, Yitzhak and Samuel licenses are conducted jointly with others. Our financial statements reflect our proportionate interest in these activities. We proportionately consolidate 85% of Yitzhak and 38.25% of Samuel. As we are financially carried by MELP for our portion of the total budget of expenditure up to $8 million in the Gabriella UJV we will not proportionately consolidate our 15% working interest until we start to finance our portion of the Gabriella's expenses.

All intercompany account balances and transactions have been eliminated on consolidation.

Results of Operations

Adira Energy's predecessor is Adira Israel, which was incorporated in Israel on October 26, 2008. In order to facilitate tax planning, all of the issued and outstanding shares of Adira Israel were registered in the name of Adira Africa Corp., a privately-owned Canadian corporation, as a trustee for and on behalf of a corporation to be incorporated in Ontario - namely, Adira Energy, which was subsequently incorporated on April 8, 2009 - pursuant to a Declaration of Trust dated November 16, 2008. In December 2008, upon application to Ministry of National Infrastructures of the State of Israel, Adira Israel obtained the Eitan License, for no consideration other than the payment of a nominal stamp duty in the amount of US$3,544. Upon the incorporation of Adira Energy on April 8, 2009, Adira Africa transferred the shares of Adira Israel to Adira Energy for no consideration, as contemplated by the Declaration of Trust.

Pursuant to the Declaration of Trust, Adira Energy is in substance treated as the owner of the Adira Israel shares since the inception of Adira Israel. Further, the carrying amount of the single asset owned by Adira Israel, the Eitan license (there were no material liabilities), was recorded in the accounts of Adira Israel as of April 8, 2009 in its nominal amount of the stamp duty. Therefore, under International Financial Reporting Standards, the carrying amount of the Adira Israel shares transferred to Adira Energy on that date was of the same nominal amount.

The following discussion includes information relating to the 175-day period that commenced on April 8, 2009 (being date of incorporation of Adira Energy) and ended on September 30, 2009, since the only activity undertaken in Adira Israel from the date of acquisition of the Eitan License in December 2008 to April 7, 2009 was the application for, and the receipt of, the Eitan License. Adira Israel's financial statements do not include a statement of operations and statement of cash flows for the 164-day period from its incorporation to April 7, 2009, as there were no revenues, expenses or cash transactions during this period. Subsequent to April 7, 2009, all activities of the Company are reflected in the consolidated financial statements of Adira.

Consolidated results of operations for the year ended September 30, 2010 and the 175-day period ended September 30, 2009.

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
Revenue Categories	Year ended September 30, 2010	% of Total Income
Revenues from our licenses	$668,586	73.3
Management and consulting Fees	186,745	20.4
Operating fees	57,326	6.3
Total Revenue	$912,597	100%

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

Expenses

The major categories of expenses during the year ended September 30, 2010 and during the 175-day period ended September 30, 2009 are detailed as follows:
Expenses	Year ended September 30, 2010	% of Total Expenses	175-Day period ended September 30, 2009	% of Total Expenses
Share-based compensation	$621,751	21%	$418,907	30%
Exploration Expenses	962,727	9%	102,664	7.42%
Operating Expenses	1,346,648	70%	861,764	63.58%
Foreign exchange loss (gain)	7,520	0%	(14,708)	-1%
Amortization	1,222	0%
Total expenses	$2,939,868	100%	$1,383,335	100%

Share-based compensation

Stock based compensation during the year ended September 30, 2010 and during the 175-day period ended September 30, 2009 was attributable to stock options granted to our directors, officers, employees and consultants during these periods.

We have a stock option plan whereby options may be granted to eligible directors, officers and employees, provided that the number of shares issued under the plan does not exceed 10% of issued and outstanding common shares of the Company. Stock options may be issued at a term and exercise price to be determined by the Company's Board of Directors provided that the exercise price is no less than the market price at the date of the grant.

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

(viii)    Type H stock options vest 12.5% each quarter over two years with the initial amount vesting on the date three months after the grant date.

A summary of the stock option plan and changes during the year ended September 30, 2010 and the 175-day period ended September 30, 2009 is as follows:
	Number of Options Outstanding	Weighted Average Exercise Price

Balance, April 8, 2009	-	$ -
Options granted	3,984,000	0.25
Balance September 30, 2009	3,984,000	0.25
Options granted	2,745,500	0.60
Options cancelled	(1,070,000)	0.43
Balance, September 30, 2010	5,659,000	$ 0.39

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

B.     Liquidity and Capital Resources

Liquidity

Liquidity is a measure of a company's ability to meet potential cash requirements. We have historically met our capital requirements through the issuance of common stock as well as proceeds from the exercise of warrants and options to purchase common equity.

Our ability to continue as a going concern is dependent upon obtaining the necessary financing to complete further exploration and development activities and generate profitable operations from our oil and natural gas interests in the future. Our current operations are dependent upon the adequacy of our current assets to meet our current expenditure requirements and the accuracy of management's estimates of those requirements. Should those estimates be materially incorrect, our ability to continue as a going concern will be impaired. Our consolidated financial statements for the year ended September 30, 2010 have been prepared on a going concern basis, which contemplates the realization of assets and the settlement of liabilities and commitments in the normal course of business. We have incurred a history of operating losses and negative cash flows from operations. These matters may raise doubt about our ability to continue as a going concern.

At September 30, 2010, our cash and cash equivalents were $357,560 (September 30, 2009 - $2,354,628). The majority of this balance is being held in US funds. We have working capital of $801,000 which is available for our future operations. On November 30, 2010, we completed a private placement of $11 million.

The Company is an early-stage exploration company and currently does not generate significant cash flows from operations. The Company's primary source of funds comes from the issuance of share capital. The Company does not use other sources of financing that require fixed payments of interest and principal and is not subject to any externally imposed capital requirements.

The Company defines its capital as share capital. To effectively manage the Company's capital requirements, the Company has a planning and budgeting process in place to ensure that adequate funds are available to meet its strategic goals. The Company monitors actual expenses to budget to manage its costs and commitments.

The Company's capital management objective is to maximize investment returns to its equity-linked stakeholders within the context of relevant opportunities and risks associated with the Company's operating segment. Achieving this objective requires management to consider the underlying nature of exploration activities, availability of capital, the cost of various capital alternatives and other factors. Establishing and adjusting capital requirements is a continuous management process.

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

  In April 2009, the Company issued 12,000,000 common shares upon incorporation to directors of the Company for services performed prior to incorporation. A non-cash expense equal to the estimated fair value of the shares issued (CDN $0.05 per share) totaling $485,929, was charged to share-based compensation expense in the consolidated statement of operation.

  In April 2009, Adira issued 10,500,000 common shares at CDN $0.05 per share for gross proceeds of $424,759.

  During the 175-day period ended September 30, 2009, Adira issued 7,600,000 units at $0.25 per unit for gross proceeds of $1,900,000. AMG issued 400,000 of the units at $0.25 per unit for gross proceeds of $100,000 subsequent to the completion of the RTO. Each unit consisted of one common share of Adira/AMG and one-half of one common share purchase warrant. Each warrant entitles the holder to purchase one common share of Adira/AMG at a price of $0.50 per common share for a period of two years. In connection with the private placement, Adira issued 240,001 common shares as a finder's fee at a deemed cost of $0.25 per share for a total deemed cost of $60,000 and 500,770 warrants to agents as finders' fees valued at $100,154. The warrants are exercisable at $0.25 per common share and expire August 31, 2011. The fair value of these agent's warrants was $100,154 were calculated using the Black-Scholes option pricing model. An additional $228,988 of share issuance costs were incurred.

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

The Company intends to meet all of its drilling and related expenditures as they become due to maintain the Company's interests in its oil & gas properties. These oil & gas expenditure obligations are not fixed and cannot be pre-determined with certainty. Failure to meet the obligations may result in the loss of the Company's ownership interests.

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

  Accounting for Oil and Gas Properties

  Accounting for Income Taxes

  Accounting for Stock based compensation

  Adoption of International Financial Reporting Standards

Foreign Currency Translation

The Company's functional and reporting currency is the United States ("US") dollar. Our foreign operations are considered financially and operationally integrated. All transactions in currencies other than the US dollar are translated as follows:

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

Accounting for Oil and Gas Properties

We follow the successful efforts method of accounting for its exploration activities. Under the successful efforts method, acquisition costs of proved and unproved properties are capitalized. Costs of unproved properties are transferred to proved properties when proved reserves are confirmed. Exploration costs, including geological and geophysical costs, are expensed as incurred. Exploratory drilling costs are initially capitalized. If it is determined that a specific well does not contain proved reserves, the related capitalized exploratory drilling costs are charged to expense. To date, all exploration costs have been charged to operations. The exploration and evaluation asset of $3,544 at April 7, 2009 is in respect of a stamp duty cost for the registration of the Eitan License.

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

Adoption of International Financial Reporting Standards

January 1, 2011 has been confirmed by the Canadian Accounting Standards Board as the date that International Financial Reporting Standards (''IFRS'') will replace Canadian GAAP as the financial reporting framework for publicly accountable enterprises. The Company will report under IFRS for interim and annual periods beginning October 1, 2011. Comparative information for 2010 will be restated to comply with IFRS reporting requirements.

The Company has initiated an assessment of those components of its operations that are likely to be impacted as a result of the adoption of IFRS to replace Canadian GAAP. The Company's approach to implementation of IFRS reporting is to identify those components of its financial statements that are likely to be impacted by the adoption of IFRS reporting, assess the extent of such impact, determine a process to implement the change to IFRS reporting and determine the restatement of comparative figures required as a result of the implementation of certain IFRS reporting standards.

While the adoption of IFRS will not change the actual cash flows of the Company, it will result in changes to its reported financial position and results of operations, which could materially impact the Company's reported financial position and results of operations.

The Company identified a three phase plan to adopt IFRS by 2011 as follows:

Phase 1 -Scoping and Planning

This phase involves identifying differences between IFRS and existing Canadian GAAP, and determining their applicability and impact on the Company's reporting requirements. This phase was completed in the second quarter of 2010.

Phase 2 - Evaluation and Design

This phase includes the detailed review and selection of accounting policy options, required to comply with IFRS standards. Also included, is the assessment of the conversion to IFRS on business activities, controls over financial reporting, and disclosure requirements.

IFRS 1 - First Time Adoption of IFRS and Opening Balance Sheet Quantifications

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

As the Company is still in the exploration phase, this standard will not have any immediate impact on the Company's reporting requirements

Phase 3 - Implementation and Review

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

C.     Research and Development, Patents and Licences

Not applicable.

D.     Trend Information

We are not aware of any trends that have or are reasonably likely to have a current or future effect on our financial condition, changes in financial condition, revenues or expenses, results of operations, liquidity, capital expenditures or capital resources that is material to investors. For information on risks associated to the Company refer to Item 3.D - "Risk Factors".

E.     Off-Balance Sheet Arrangements

We do not have any off-balance sheet arrangements that have or are reasonably likely to have a current or future effect on our financial condition, changes in financial condition, revenues or expenses, results of operations, liquidity, capital expenditures or capital resources that is material to investors.

F.     Tabular Disclosure of Contractual Obligations

The following sets forth our contractual obligations as of the date hereof:
Payments due by period
Contractual Obligations	Total	Less than 1 year	1-3 years	3-5 years	More than 5 years
Long-Term Debt Obligations	-	-	-	-	-
Capital (Finance) Lease Obligations	-	-	-	-	-
Operating Lease Obligations	497,619	146,929	337,128	13,562	0
Purchase Obligations	-	-	-	-	-
Other Long-Term Liabilities Reflected on the Company's Balance Sheet under the GAAP of the primary financial statements	-	-	-	-	-
Total	497,619	146,929	337,128	13,562	0

G.     Safe Harbor

The safe harbor provided in s. 27A of the Securities Act and s. 21E of the Exchange Act shall apply to forward-looking information provided pursuant to Item 5.E and F where applicable.

ITEM 15     CONTROLS AND PROCEDURES

Disclosure Controls and Procedures

Disclosure controls and procedures are defined in Rule 13a-15(e) and 15d-15(e) under the Securities Exchange Act of 1934 ("Exchange Act") to mean controls and other procedures of an issuer that are designed to ensure that information required to be disclosed by the issuer in the reports that it files or submits under the Exchange Act is recorded, processed, summarized and reported, within the time periods specified in the SEC's rules and forms and includes, without limitation, controls and procedures designed to ensure that such information is accumulated and communicated to the issuer's management, including its principal executive and principal financial officers, or persons performing similar functions, as appropriate to allow timely decisions regarding required disclosure.

Under the supervision and with the participation of our Chief Executive Officer and Chief Financial Officer, our management conducted a re-evaluation of the effectiveness of our Company's disclosure controls and procedures as of September 30, 2010, given that certain audited financial statements of Adira Israel were omitted from the Original Filing, as we had not yet determined that Adira Israel was our predecessor entity. Our Chief Executive Officer and Chief Financial Officer, after completing this evaluation, concluded that, as of such date, our disclosure controls and procedures were not effective in ensuring that information required to be disclosed by the Company was recorded, processed, summarized and reported within the time periods specified in the Exchange Act Rules and forms.

Management's Annual Report on Internal Control Over Financial Reporting

Our management is responsible for establishing and maintaining adequate internal control over financial reporting. The Exchange Act in Rule 13a-15(f ) and 15d-15(f ) defines this as a process designed by, or under the supervision of, the company's principal executive and principal financial officers and effected by the company's board of directors, management and other personnel, to provide reasonable assurance regarding the reliability of financial reporting and the preparation of financial statements for external purposes in accordance with generally accepted accounting principles and includes those policies and procedures that:

  pertain to the maintenance of records that, in reasonable detail, accurately and fairly reflect the transactions and dispositions of the assets of the company;

  provide reasonable assurance that transactions are recorded as necessary to permit preparation of financial statements in accordance with generally accepted accounting principles, and that receipts and expenditures of the company are being made only in accordance with authorizations of management and directors of the company; and

  provide reasonable assurance regarding prevention or timely detection of unauthorized acquisition, use or disposition of the company's assets that may have a material effect on the financial statements.

Under the supervision and with the participation of our chief executive officer and chief financial officer, our management assessed the effectiveness of the Company's internal control over financial reporting as at September 30, 2010. In making this assessment, the Company's management used the criteria, established in Internal Control-Integrated Framework issued by the Committee of Sponsoring Organizations of the Treadway Commission (COSO). Based upon this assessment, our management concluded that the Company's internal control over financial reporting was effective as at September 30, 2010.

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

This Annual Report does not include an attestation report of the Company's registered public accounting firm regarding internal control over financial reporting. Management's report was not subject to attestation by the Company's registered public accounting firm pursuant to a final rule of the SEC that permits the Company to provide only management's report in the Annual Report.

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

PART III

ITEM 17      FINANCIAL STATEMENTS

The following attached financial statements are incorporated herein:

1.      Audited Consolidated Financial Statements of the Company for the period ended September 30, 2010, comprised of the following:

(A)     Consolidated balance sheet as at September 30, 2010

(B)     Consolidated statement of operations, comprehensive loss and deficit for the year ended September 30, 2010

(C)     Consolidated statement of cash flows for the year ended September 30, 2010

(D)      Notes to consolidated financial statements

2.      Audited Financial Statements of Adira Israel for the period ended April 7, 2009, comprised of the following:

(A)     Balance sheet as at April 7, 2009

(B)     Statement of changes in equity for the 164-day period from incorporation (October 26, 2008) to April 7, 2009

(C)     Notes to financial statements

ADIRA ENERGY LTD.
(Formerly AMG OIL LTD.)
(An Exploration Stage Enterprise)
Consolidated Financial Statements
For the Year Ended September 30, 2010 and for the 175-day period ended September 30, 2009
(Expressed in United States Dollars)

MANAGEMENT'S RESPONSIBILITY FOR FINANCIAL REPORTING

The accompanying consolidated financial statements of Adira Energy Ltd. (An Exploration Stage Enterprise) have been prepared by management in accordance with Canadian generally accepted accounting principles and reflect management's best estimates and judgment based on information currently available. The financial information contained elsewhere in this information circular has been reviewed to ensure consistency with the consolidated financial statements.

Management maintains systems of internal control designed to provide reasonable assurance that the Company's assets are safeguarded. All transactions are authorized and duly recorded and financial records are properly maintained to facilitate financial statements in a timely manner. The Board of Directors is responsible for ensuring that management fulfills its responsibilities for financial reporting and is ultimately responsible for reviewing and approving the financial statements. The Board carries out this responsibility principally through its Audit Committee.

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
"Ilan Diamond"	"Gadi Levin"
Chief Executive Officer	Chief Financial Officer

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

ADIRA ENERGY ISRAEL LTD.

FINANCIAL STATEMENTS

AS OF APRIL 7, 2009

IN U.S. DOLLARS

INDEX
Page

Balance Sheet	3

Statement of Changes in Equity	4

Notes to financial statements	5 - 7

Kost Forer Gabbay & Kasierer

3 Aminadav St.
Tel-Aviv 67067, Israel

Tel: 972 (3)6232525
Fax: 972 (3)5622555
www.ey.com

REPORT OF INDEPENDENT REGISTERED PUBLIC ACCOUNTING FIRM

To the Board of Directors and Shareholders of

ADIRA ENERGY ISRAEL LTD.

We have audited the accompanying balance sheet of Adira Energy Israel Ltd. ("the Company") as of April 7, 2009 and the related statement of changes in equity for the 164-day period from incorporation (October 26, 2008) to April 7, 2009. These financial statements are the responsibility of the Company's management. Our responsibility is to express an opinion on these financial statements based on our audit.

We conducted our audit in accordance with the standards of the Public Company Accounting Oversight Board (United States). Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement. We were not engaged to perform an audit of the Company's internal control over financial reporting. Our audit included consideration of internal control over financial reporting as a basis for designing audit procedures that are appropriate in the circumstances, but not for the purpose of expressing an opinion on the effectiveness of the Company's internal control over financial reporting. Accordingly, we express no such opinion. An audit also includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements, assessing the accounting principles used and significant estimates made by management, and evaluating the overall financial statement presentation. We believe that our audit provides a reasonable basis for our opinion.

In our opinion, the financial statements referred to above present fairly, in all material respects, the financial position of the Company as of April 7, 2009, in conformity with Israeli generally accepted accounting principles ("Israeli GAAP"). Reconciliation to US generally accepted accounting principles is presented in Note 4 to the financial statements.
Tel-Aviv, Israel	KOST FORER GABBAY & KASIERER
November 16, 2011	A Member of Ernst & Young Global

2

ADIRA ENERGY ISRAEL LTD.

BALANCE SHEET
In U.S. dollars

April 7,
2009
ASSETS
CURRENT ASSETS:
Exploration and evaluation asset (Note 2)	$ 3,544
Total assets	$ 3,544
LIABILITIES AND SHAREHOLDERS' EQUITY
CURRENT LIABILITIES:
Accounts payable and accrued liabilities	$ 3,541
SHAREHOLDERS' EQUITY
Share capital
Common shares of NIS 0.01 par value - 1,000 shares authorized, issued and outstanding	3
Total shareholders' equity	3
Total liabilities and shareholders' equity	$ 3,544

The accompanying notes are an integral part of the financial statements.

3

ADIRA ENERGY ISRAEL LTD.

STATEMENT OF CHANGES IN EQUITY
In U.S. dollars

	Share Capital		Total
	Number	Amount	Equity
Balance at October 26, 2008 (date of incorporation)	-	$ -	$ -
Shares issued	1,000	3	3
Balance at April 7, 2009	1,000	$ 3	$ 3

The accompanying notes are an integral part of the financial statements.

4

ADIRA ENERGY ISRAEL LTD.

NOTES TO FINANCIAL STATEMENTS

In U.S. dollars

NOTE 1:-     GENERAL

a.     Nature of operations

Adira Energy Israel Ltd. ("the Company") is a privately held company, incorporated in Israel on October 26, 2008. The Company is the predecessor company of Adira Energy Ltd.

All issued and outstanding shares of the Company were registered in the name of Adira Africa Corp. ("Adira Africa"), a privately-owned Canadian corporation, as a trustee for and on behalf of a corporation to be incorporated in Ontario- namely, Adira Energy Corp. ("Adira"), which was subsequently incorporated on April 8, 2009 pursuant to a Declaration of Trust dated November 16, 2008 (the "Declaration of Trust").

In December 2008, upon application to Ministry of National Infrastructures of the State of Israel, the Company obtained the Eitan License No. 356, covering 31,060 acres (125.7 sq. km.) in the Hula Valley in Northern Israel (the "Eitan License"), for no consideration other than the payment of a nominal stamp duty in the amount of $3,544.

The Eitan license was awarded for a term of three years, expiring in December 2011, and may be renewed upon fulfillment of certain conditions for a further four year period.

Upon the incorporation of Adira on April 8, 2009, Adira Africa transferred the Company's shares to Adira for no consideration, as contemplated by the Declaration of Trust. The only activity undertaken in the Company from December 2008 to April 7, 2009 was the application for, and the receipt of the Eitan License.

Due to the fact that pursuant to the Declaration of Trust, Adira is in substance treated as the owner of the Company's shares since its inception, the investment in the Company was recorded in the accounts of Adira at the carrying amount of the net assets of the Company on the date the shares were transferred.

These financial statements do not include a statement of operations and statement of cash flows for the 164-day period from incorporation (October 26, 2008) to April 7, 2009, as there were no revenues, expenses or cash transactions during this period. Subsequent to April 7, 2009, all activities of the Company are reflected in the consolidated financial statements of Adira Energy Ltd.

5

ADIRA ENERGY ISRAEL LTD.

NOTES TO FINANCIAL STATEMENTS

In U.S. dollars

NOTE 2:-  SIGNIFICANT ACCOUNTING POLICIES

These financial statements have been prepared in accordance with Israeli generally accepted accounting principles ("GAAP"). The significant accounting policies applied in the preparation of the financial statements, are as follows:

a.     Use of estimates in preparation of financial statements:

The preparation of financial statements in conformity with generally accepted accounting principles requires management to make estimates and assumptions that affect the reported amounts of assets and liabilities as of the date of the financial statements. Actual results could differ from those estimates.

b.     Functional and foreign currencies:

1.     Functional and presentation currencies:

The financial statements are presented in U.S. dollars, which is the Company's functional currency.

The functional currency is the currency that best reflects the economic environment in which the Company operates and conducts its transactions and is used to measure its financial position and operating results.

2.     Transactions, assets and liabilities in foreign currency:

Transactions denominated in foreign currency (other than the functional currency) are recorded on initial recognition at the exchange rate at the date of the transaction. After initial recognition, monetary assets and liabilities denominated in foreign currency are translated at each balance sheet date into the functional currency at the exchange rate at that date. Exchange rate differences are recognized in the statement of income. Non-monetary assets and liabilities denominated in foreign currency and measured at fair value are retranslated into the functional currency using the exchange rate prevailing at the date when the fair value was determined.

6

ADIRA ENERGY ISRAEL LTD.

NOTES TO FINANCIAL STATEMENTS

In U.S. dollars

NOTE 2:-SIGNIFICANT ACCOUNTING POLICIES (Cont.)

c.     Exploration and evaluation assets:

Oil and natural gas exploration and development expenditure is accounted for using the successful efforts method of accounting.

Once the legal right to explore has been acquired, costs directly associated with an exploration well are capitalized as exploration and evaluation intangible assets until the drilling of the well is complete and the results have been evaluated. All such costs are subject to technical, commercial and management review as well as review for impairment at least once a year to confirm the continued intent to develop or otherwise extract value from the discovery. When this is no longer the case, the costs are written off. When proved reserves of oil are determined and development sanctioned, the relevant expenditure is transferred to oil and gas properties after impairment is assessed and any resulting impairment loss is recognized.

The exploration and evaluation asset of $ 3,544 at April 7, 2009 is in respect of a stamp duty cost for the registration of the Eitan License.

NOTE 3:-FINANCIAL INSTRUMENTS

The Company's financial instruments have been designated as follows:

Accounts payable and accrued liabilities - Other financial liabilities.

The carrying values of accounts payable and accrued liabilities approximate their fair values due to the short-term maturity of these financial instruments.

NOTE 4:- RECONCILIATION OF THE FINANCIAL STATEMENTS UNDER ISRAELI GAAP TO FINANCIAL STATEMENTS UNDER US GAAP

There are no differences between Israeli GAAP and US GAAP in respect of the financial position and results of operations of the Company.

7

ITEM 19     EXHIBITS

The following exhibits are included in this Form 20-F:
Exhibit Number	Description
1.1	Articles of Conversion (1)
1.2	Articles of Continuance (1)
1.3	By-Laws (1)
1.4	Certificate and Articles of Amendment (3)
4.1	Securities Exchange Agreement among the Company, Adira Energy, Alan Friedman, Dennis Bennie and Ilan Diamond.(2)
4.2	Form of Securities Exchange Agreement among the Company, Adira Energy and the Minority Shareholders of Adira Energy.(2)
4.3	2009 Stock Option Plan (2)
4.4	Agency Agreement between Adira Energy and Sandfire Securities Inc. (2)
4.5	Form of Subscription Agreement for Adira Energy August 2009 Private Placement (2)
4.6	Form of Subscription Agreement for September 2009 Private Placement (3)
4.7	Form of Subscription Agreement for Adira Financing (4)
4.8	Summary of Agreement with the Modi'in Energy Limited Partnership, its general partner, Modi'in Energy Management (1992) Limited and Brownstone Ventures, Inc.(4)
4.9	Letter of Intent with Brownstone Ventures, Inc dated September 10, 2010 (4)
4.10	Agency Agreement between Adira Energy and DS Apex Mergers & Acquisitions Ltd dated November 22, 2010 (4)
4.11	Nominee Agreement with BRM Group Ltd (4)
8.1	List of Subsidiaries
12.1	Certificate of Chief Executive Officer pursuant to Section 302 of the Sarbanes-Oxley Act of 2002 (5)
12.2	Certificate of Chief Financial Officer pursuant to Section 302 of the Sarbanes-Oxley Act of 2002 (5)
13.1	Certificate of Chief Executive Officer pursuant to Section 906 of the Sarbanes-Oxley Act of 2002 (5)
13.2	Certificate of Chief Financial Officer pursuant to Section 906 of the Sarbanes-Oxley Act of 2002 (5)
15.1	Letter from Smythe Ratcliffe LLP egarding disclosure in Item 16F of this Annual Report on Form 20F (4)

(1)     Incorporated by reference from our current report on Form 8-K filed with the SEC on December 2, 2008.

(2)     Incorporated by reference from our Form 20-F shell company report filed with the SEC on September 4, 2009.

(3)     Incorporated by reference from our Form 20-F report filed with the SEC on January 22, 2010.

(4)     Incorporated by reference from our Form 20-F report filed with the SEC on February 3, 2011.

(5)     Filed as an exhibit hereto.

SIGNATURES

The Registrant hereby certifies that it meets all of the requirements for filing on Form 20-F and that it has duly caused and authorized the undersigned to sign this Form 20-F on its behalf.

ADIRA ENERGY LTD.

Per:       /s/ Hezi Kugler
Name:  Hezi Kugler
Title:    Chief Executive Officer

Date:      November 21, 2011