Form 20-F
period 2010-12-31
Adira Energy Ltd.
filed 2012-02-27
CIK 1109504

UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
WASHINGTON, D.C. 20549

FORM 20-F

[     ]     REGISTRATION STATEMENT PURSUANT TO SECTION 12(b) or 12(g) OF THE SECURITIES EXCHANGE ACT OF 1934

 OR

[     ]     ANNUAL REPORT PURSUANT TO SECTION 13 OR 15(d) OF THE SECURITIES EXCHANGE ACT OF 1934

OR

[ X ]     TRANSITION REPORT PURSUANT TO SECTION 13 OR 15(d) OF THE SECURITIES EXCHANGE ACT OF 1934
FOR THE TRANSITION PERIOD FROM OCTOBER 1, 2010 TO DECEMBER 31, 2010.

OR

[     ]     SHELL COMPANY REPORT PURSUANT TO SECTION 13 OR 15(d) OF THE SECURITIES EXCHANGE ACT OF 1934

Commission file number 000-30087

ADIRA ENERGY LTD.
(Exact name of Registrant specified in its charter)

CANADA
(Jurisdiction of incorporation or organization)

120 Adelaide Street West, Suite 1204
Toronto, Ontario
Canada M5H 1T1
(Address of principal executive offices)

Contact Person: Gadi Levin
Address: 120 Adelaide Street West, Suite 1204
Toronto, Ontario M5H 1T1
Email: glevin@adiraenergy.com
Telephone: (416) 250-1955, Facsimile: (416) 250-6330
(Name, Telephone, Email and/or Facsimile number and Address of Company Contact Person)

Securities registered or to be registered pursuant to Section 12(b) of the Act:

Title of Each Class	Name of each exchange on which registered
None	Not applicable

Securities registered or to be registered pursuant to Section 12(g) of the Act:

COMMON SHARES
(Title of Class)

Securities for which there is a reporting obligation pursuant to Section 15(d) of the Act: None

Number of outstanding shares of the Company’s only class of capital or common stock as at December 31, 2010 was 90,140,001 common shares.

i

Indicate by check mark if the Registrant is a well-known seasoned issuer, as defined in Rule 405 of the Securities Act.

Yes [   ]    No [ X]

If this is an annual report or a transition report, indicate by check mark if the Registrant is not required to file reports pursuant to Section 13 or 15(d) of the Securities Exchange Act of 1934.

Yes [   ]    No [ X]

Indicate by check mark whether Registrant (1) has filed all reports required to be filed by Section 13 or 15(d) of the Securities Exchange Act of 1934 during the preceding 12 months (or for such shorter period that Registrant was required to file such reports), and (2) has been subject to such filing requirements for the past 90 days.

Yes [ X]    No [    ]

Indicate by check mark whether Registrant has submitted electronically and posted on its corporate Web site, if any, every Interactive Data File required to be submitted and posted pursuant to Rule 405 of Regulation S-T (§232.405 of this chapter) during the preceding 12 months (or for such shorter period that the registrant was required to submit and post such files).

Yes [    ]    No [    ]

Indicate by check mark whether the Registrant is a large accelerated filer, an accelerated filer, or a non-accelerated filer. See definition of “accelerated filer and large accelerated filer” in Rule 12b-2 of the Exchange Act. (check one):

Large accelerated filer [ ]	Accelerated filer [ ]	Non-accelerated filer [ X ]

Indicate by check mark which basis of accounting the Registrant has used to prepare the financial statements included in this filing:

U.S. GAAP	International Financial Reporting Standards as issued by the International Accounting Standards Board	Other
[ ]	[ X ]	[ ]

If “other” has been checked in response to the previous question, indicate by check mark which financial statement item the Registrant has elected to follow:

Item 17 [    ]   Item 18 [   ]

If this is an annual report, indicate by check mark whether the Registrant is a shell company (as defined in Rule 12b-2 of the Exchange Act).

Yes [    ]    No [ X ]

(APPLICABLE ONLY TO ISSUERS INVOLVED IN BANKRUPTCY PROCEEDINGS DURING THE PAST FIVE YEARS)

Indicate by checkmark whether the Registrant has filed all documents and reports required to be filed by Sections 12, 13 or 15(d) of the Securities Exchange Act of 1934 subsequent to the distribution of securities under a plan confirmed by a court.

YES  [   ]                   NO   [   ]     N/A

EXPLANATORY NOTE

On August 25, 2011, the Company changed its year-end from September 30 to December 31. Accordingly, the Company is filing this Transition Report on Form 20-F for the period from October 1, 2010 to December 31, 2010 pursuant to Rule 13a-10 of the United States Securities Exchange Act of 1934, as amended (the “Exchange Act”).

The Company has included in this Transition Report, in lieu of the financial statements required by Rule 13a-10(g) of the Exchange Act, recast audited financial statements prepared in accordance with International Financial Reporting Standards (“IFRS”) as issued by the International Accounting Standards Board (“IASB”) for the full year ended December 31, 2010. Since the Company completed the acquisition of Adira Energy Corp. (a private Ontario corporation now called Adira Energy Holdings Corp.) by way of a “reverse takeover” transaction on August 31, 2009 (whereby the shareholders of Adira Energy Corp. acquired approximately 63% of the Company’s common shares), for accounting purposes, Adira Energy Corp. is the acquirer. As a result, the comparative audited financial statements for 2009 included in this Transition Report cover the period from April 8, 2009 (being the date of inception of Adira Energy Corp.) to December 31, 2009; they have been prepared in accordance IFRS as issued by the IASB.

GENERAL

This Form 20-F is being filed as a Transition Report under the Exchange Act.

In this Form 20-F, references to:

“Adira” means Adira Energy Ltd. a Canadian federal corporation (formerly AMG Oil Ltd.);

“Adira Group” means Adira Energy Ltd (formerly AMG Oil Ltd.) together with: (a) its wholly-owned subsidiary, Adira Energy Holdings Corp.; (b) its wholly-owned indirect (through Adira Energy) subsidiaries, Adira Energy Israel Ltd., Adira Energy Israel Services Ltd. and Adira Oil Technologies Ltd.; and (c) Adira’s 60% indirect (through Adira Energy) subsidiary, Adira Geo-Global Ltd.;

“Adira Energy” means Adira Energy Holdings Corp., an Ontario corporation (formerly Adira Energy Corp.);

“Adira Israel” means Adira Energy Israel Ltd., an Israeli corporation;

“Adira Services” means Adira Energy Israel Services Ltd., an Israeli corporation;

“We”, “us”, “our”, and the “Company” means Adira Group; and

“AMG” refers to AMG Oil Ltd. which was the name of the Company prior to its change of name to Adira Energy Ltd. on December 17, 2009.

Adira and Adira Energy have historically used U.S. dollar as its reporting currency. All references in this document to “dollars” or “$” are to United States dollars and all references to “CDN$” are to Canadian dollars, unless otherwise indicated.

Except as noted, the information set forth in this Transition Report is as of December 31, 2010 and all information included in this document should only be considered correct as of such date.

NOTE REGARDING FORWARD LOOKING STATEMENTS

Much of the information included in this Transition Report on Form 20-F includes or is based upon estimates, projections or other “forward looking statements”. Such forward looking statements include any projections or estimates made by us and our management in connection with our business operations. These statements relate to future events or our future financial performance. Generally, any statements contained herein that are not statements of historical facts may be forward–looking statements. In some cases you can identify forward-looking statements by terminology such as “may”, “should”, “expects”, “plans”, “anticipates”, “believes”, “estimates”, “predicts”, “potential” or “continue or the negative of those terms or other comparable terminology. While these forward-looking statements, and any assumptions upon which they are based, are made in good faith and reflect our current judgment regarding the direction of our business, actual results will almost always vary, sometimes materially, from any estimates, predictions, projections, assumptions or other future performance suggested herein. Such estimates, projections or other forward looking statements involve various risks and uncertainties and other factors, including the risks in the section titled “Risk Factors” below, that may cause our actual results, levels of activities, performance or achievements to be materially different from any future results, levels of activity, performance or achievements expressed or implied by these forward-looking statements. We caution the reader that important factors in some cases have affected and, in the future, could materially affect actual results and cause actual results to differ materially from the results expressed in any such estimates, projections or other forward looking statements. Although we believe that the expectations reflected in the forward-looking statements are reasonable, we cannot guarantee future results, levels of activity, performance or achievements. Except as required by applicable law, including the securities laws of the United States, we do not intend to update any of the forward-looking statements to conform those statements to actual results.

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

PART I

ITEM 1 - IDENTITY OF DIRECTORS, SENIOR MANAGEMENT AND ADVISERS

Not applicable

ITEM 2 - OFFER STATISTICS AND EXPECTED TIMETABLE

Not applicable

ITEM 3 - KEY INFORMATION

A. Selected Financial Data

Adira Energy

On August 31, 2009, Adira acquired Adira Energy by issuing 39,040,001 common shares of Adira to Adira Energy’s shareholders on a one-for-one basis. As the shareholders of Adira Energy obtained control of Adira, the share exchange is considered to be a reverse takeover transaction. Accordingly, for accounting purposes, Adira Energy is the acquirer.

Adira Energy’s predecessor is Adira Israel, which was incorporated in Israel on October 26, 2008. In order to facilitate tax planning, all of the issued and outstanding shares of Adira Israel were registered in the name of Adira Africa Corp. (“Adira Africa”), a privately-owned Canadian corporation, as a trustee for and on behalf of a corporation to be incorporated in Ontario – namely, Adira Energy, which was subsequently incorporated on April 8, 2009 – pursuant to a Declaration of Trust dated November 16, 2008 (the “Declaration of Trust”). In December 2008, upon application to Ministry of Energy and Water Resources (formerly the Ministry of National Infrastructures) of the State of Israel (the “Ministry” or “MNI”), Adira Israel obtained Eitan License No. 356, covering 31,060 acres (125.7 sq. km.) in the Hula Valley in Northern Israel (the “Eitan License”), for no consideration other than the payment of a nominal stamp duty in the amount of $3,544. Upon the incorporation of Adira Energy on April 8, 2009, Adira Africa transferred the shares of Adira Israel to Adira Energy for no consideration, as contemplated by the Declaration of Trust.

The only activity undertaken in Adira Israel from December 2008 to April 8, 2009 was the application for, and the receipt of, the Eitan License, and, pursuant to the Declaration of Trust, Adira Energy is in substance treated as the owner of the Adira Israel shares since the inception of Adira Israel. Further, the carrying amount of the single asset owned by Adira Israel, the Eitan License (there were no material liabilities), was recorded in the accounts of Adira Israel as of April 8, 2009 in its nominal amount of the stamp duty. Therefore, under IFRS, the carrying amount of the Adira Israel shares transferred to Adira Energy on that date was of the same nominal amount. Subsequent to April 7, 2009, all activities of the Company are reflected in the consolidated financial statements of Adira.

The selected historical information presented in the table below for the year ended December 31, 2010 is derived from the audited consolidated financial statements of Adira for such period. The selected historical financial information presented in the table below for the 267-day period ended December 31, 2009 comprises the operating data of Adira Energy and its subsidiary companies from April 8, 2009 (date of incorporation of Adira Energy) and that of Adira (formerly AMG Oil Ltd) from September 1, 2009. The selected financial information presented below should be read in conjunction with the audited consolidated financial statements and the notes thereto of Adira Group, and with the information appearing under the headings, “Information on the Company” and “Operating and Financial Review and Prospects”.

U.S. dollars in thousands, except share and per share data

	As at December 31,
	2010	2009
	$	$
Cash and cash equivalents	8,686	2,044
Total Assets	18,610	2,437
Total Liabilities	7,373	227
Total Shareholders’ Equity	18,610	2,437

	Year ended	267-day period
	December	ended
	31	December 31
	2010	2009
	$	$
Operating Data
Revenues and other income	1,707	-

Expenses:
Exploration expenses	1,485	195
General and administrative expenses	3,206	1,639

Total expenses	4,691	1,834

Operating loss	(2,984)	(1,834)

Financing income	-	15
Financing expense	(5)	-
Issuance expenses	-	(4,902)

Loss before income taxes	(2,989)	(6,721)

Income taxes	15	1

Net loss and comprehensive loss	(3,004)	(6,722)

Basic and diluted net loss per share attributable to equity holders of the parent	(0.05)	(0.14)

Weighted average number of Ordinary shares used in computing basic and diluted net loss per share	65,653,700	49,184,720

We have never declared or paid any cash or other dividends.

The selected balance sheet data presented in the table below for Adira Israel as of April 7, 2009, and the related changes in equity for the 164-day period from its incorporation (October 26, 2008) to April 7, 2009, are derived from the audited financial statements of Adira Israel for such period, which are included in Amendment No. 1 to our annual report on Form 20-F for the year ended September 30, 2010, as filed with the SEC on November 21, 2011. Adira Israel’s financial statements do not include a statement of operations and statement of cash flows for the 164-day period ended April 7, 2009, as there were no revenues, expenses or cash transactions during this period. The selected financial information presented below should be read in conjunction with the audited financial statements and the notes thereto of Adira Israel.

Under Israeli GAAP (U.S. dollars in thousands)

As at April 7
2009
$
Balance Sheet Data
Exploration and evaluation asset	3,544
Total Assets	3,544
Total Liabilities	3,541
Total Shareholders’ Equity	3

Changes in Equity	Share Capital		Total
	Number	Amount	Equity
Balance at October 26, 2008 (date of incorporation)	-	$-	$-
Shares issued	1,000	3	3
Balance at April 7, 2009	1,000	$3	$3

As noted in Note 4 to the audited financial statements of Adira Israel which are included in Amendment No. 1 to our annual report on Form 20-F for the year ended September 30, 2010, as filed with the SEC on November 21, 2011, there are no differences between Israeli GAAP and US GAAP in respect of the financial position and results of operations of Adira Israel for the period presented.

B. Capitalization and Indebtedness

Not applicable.

C. Reasons for the Offer and Use of Proceeds

Not applicable.

D. Risk Factors

An investment in our securities is highly speculative and involves a high degree of risk. Our Company may face a variety of risks that may affect our operations or financial results and many of those risks are driven by factors that we cannot control or predict. Before investing in our Company’s securities, investors should carefully consider the following risks. If any of the following risks actually occurs, our Company’s business, prospects, financial condition and results of operations could be materially adversely affected. In that case, investors may lose all or a part of their investment.

Risks Associated with the Company

Our independent auditors have referred to circumstances which might result in doubt about our ability to continue as a going concern, which may hinder our ability to obtain future financing.

Adira incurred a net loss of $3 million for the year ended December 31, 2010. At December 31, 2010, Adira had an accumulated deficit of $9.7 million. These circumstances raise doubt about our ability to continue as a going concern, as described in the Note 1 to our consolidated financial statements for the period ended December 31, 2010, which are included herein. Although our consolidated financial statements refer to circumstances which might raise doubt about our ability to continue as a going concern, they do not reflect any adjustments that might result if we are unable to continue our business.

We are an early-stage oil and gas exploration company without significant revenues. Our ability to continue in business depends upon our continued ability to obtain significant financing from external sources and the success of our exploration efforts and any production efforts resulting therefrom, none of which can be assured.

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

We will require significant capital to complete our drill test wells, and to build the necessary infrastructure to commence operations if our exploration activities result in the discovery of sufficient oil and gas reserves to justify their exploitation and development.

Since inception, we have not earned any significant revenues from operations, and due to the length of time between the discovery of oil and gas reserves and their exploitation and development, we do not anticipate earning significant revenues from operation in the near future. We have incurred and will continue to incur significant expenses. As at December 31, 2010, we had cash and equivalents on hand of $8.7 million. We will have to seek additional financing to fund the advanced exploration on our assets, if warranted. Further, we cannot assure you that our actual cash requirements will not exceed our estimates, and in any case we will require additional financing to bring our interests into commercial operation, finance working capital, meet our contractual minimum expenditures and pay for operating expenses and capital requirements until we achieve a positive cash flow. Additional capital also may be required in the event we incur any significant unanticipated expenses.

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

Risks Associated with Our Business

We have not discovered any oil and gas reserves, and we cannot assure you that we or our venture ever will.

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

Our interests and operations in Israel may be affected in varying degrees by government regulations relating to the oil and gas industry. Any changes in regulations or shifts in political conditions are beyond the control of the Company may adversely affect our business. Our operations may be affected in varying degrees by new government regulations and changes to existing regulations, including those with respect to restrictions on exploration and production, price controls, export controls, income taxes, employment, land use, water use, environmental legislation and safety regulations. On April 10, 2011, the Petroleum Profits Taxation Law, 5771-2011 (the “Petroleum Taxation Law”) was published based largely on the conclusions and recommendations of the Sheshinski Committee, a government appointed committee in Israel which was tasked with examining the fiscal system prevailing in Israel in respect of petroleum and gas resources and proposing an updated fiscal policy. The Petroleum Taxation Law imposes a progressive levy (the “Levy”) on profits derived from petroleum reserve, in addition to the 12.5% royalty payable under the old tax regime which remains unchanged. The Levy is designed to capitalize on the economic benefits from each individual reservoir and is imposed only after the investment in exploration, development and construction are fully returned, plus a yield that reflects, among other things, the developer’s risk and required financial expenses. As a result of the Levy, the aggregate government take from oil and gas revenue is expected to increase from approximately 33% to about 52% to 62%. The implementation of the Petroleum Taxation Law may have an adverse effect on our business, financial conditions and results as our business matures.

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

Our success depends on our ability to attract and retain qualified personnel.

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

We may be liable to pay operating expenditures respecting our licenses exceeding our pro rata share of such expenditures.

We are a party to certain joint operation agreements respecting our licenses pursuant to which we have agreed to pay our pro rata share of operating expenditures in connection with the licenses. In accordance with the terms and conditions of such joint operation agreements, if a party to such joint operation agreement fails to pay their pro rata share of the expenditures, we may be liable to cover such defaulting party’s pro rata share of the expenditures based on our interest in the license to ensure compliance with the terms and expenditure requirements under the work plan.

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

Our Company is organized under the laws of Canada.

Our Company is a Canadian corporation governed by the Canada Business Corporations Act and as such, its corporate structure, the rights and obligations of shareholders and its corporate bodies may be different from those of the home countries of international investors. Furthermore, non-Canadian residents may find it more difficult and costly to exercise shareholder rights. International investors may also find it costly and difficult to effect service of process and enforce their civil liabilities against the Company or some of its directors, controlling persons and officers.

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

We may be treated as a U.S. corporation and taxed by the U.S. on our worldwide income.

We continued from Nevada to Canada in 2008. Such continuance is for corporate purposes a migration of us from Nevada to Canada. Transactions whereby a U.S. corporation migrates to a foreign jurisdiction are considered by the U.S. Congress to be a potential abuse of the U.S. tax rules because thereafter the foreign entity is not subject to U.S. tax on its worldwide income. As a result, Section 7874(b) of the Internal Revenue Code of 1986, as amended, was enacted to address this potential abuse. Section 7874(b) provides generally that a corporation that migrates from the U.S. will nonetheless remain subject to U.S. tax on its worldwide income unless the migrating entity has substantial business activities in the foreign country in which it is migrating when compared to its total business activities.

If Section 7874(b) were to apply to our migration from Nevada to Canada, it would cause us to be subject to U.S. federal income taxation on our worldwide income. Section 7874(b) of the Code will apply to our migration unless we had substantial business activities in Canada when compared to our total business activities at the time of our migration.

Based on the fact that substantially all of our activities were taking place in Canada and all of our assets were located in Canada at the time of our migration, we have taken the position that we had substantial business activity in Canada in relation to our worldwide activities at the time of the migration and that Section 7874(b) did not apply to cause us, after the migration, to be subject to U.S. federal income tax on our worldwide income. There is limited guidance as to what “substantial business activity” is “when compared to our worldwide activities.” Accordingly, the position adopted by us may be challenged by the U.S. tax authorities with the result that we may be subject to U.S. federal income taxes on our worldwide activities. In addition to U.S. federal income taxes, were Section 7874(b) to apply to us, we could be subject to penalties for failure to file U.S. federal income tax returns, late fees and interest on past due taxes. Furthermore, if Section 7874(b) were to apply to us, our non-U.S. shareholders may be subject to adverse U.S. federal income tax consequences such as the assessment of U.S. federal income withholding taxes on dividends paid by us. Each shareholder should consult its own tax advisor regarding the foregoing rules.

Risks Associated with our Common Shares

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

If we are a “passive foreign investment company” at any time that a U.S. shareholder holds our common shares, such U.S. shareholder may be subject to adverse U.S. federal income tax consequences

Acquiring, holding or disposing of our common shares may have tax consequences under the laws of Canada and the United States that are not disclosed in this Form 20-F. In particular, potential investors that are U.S. taxpayers should be aware that we may be considered a “passive foreign investment company” under Section 1297(a) of the U.S. Internal Revenue Code (a “PFIC”) with respect to U.S. shareholders. If the Company is or becomes a PFIC during any time that a U.S. shareholder holds our common shares, any gain recognized on the sale of our common shares and any excess distributions paid on our common shares must be ratably allocated to each day in a U.S. taxpayer’s holding period for our common shares and any excess distributions paid on our common shares must be ratably allocated to each day in a U.S. taxpayer’s holding period for our common shares. The amounts allocated to the taxable year of disposition and to years before we became a PFIC would be taxed as ordinary income. The amount allocated to each other taxable year would be subject to tax at the highest rate applicable to ordinary income in effect for that taxable year for individuals or corporations, as appropriate, and an interest charge would be imposed on the tax attributable to the allocated amount, calculated as if such tax liability had been due in each such prior year. This risk factor is qualified in its entirety by the discussion set forth under the heading “Certain United States Federal Income Tax Considerations.” Shareholders should consult their own tax advisors as to the PFIC rules and the other tax consequences of the acquisition, ownership, and disposition of our common shares.

ITEM 4	INFORMATION ON THE COMPANY

We are a Canadian corporation existing under the Canada Business Corporations Act (the “CBCA”) which conducts business as an oil and gas exploration company with operations in the State of Israel. We have been granted certain petroleum licenses from the State of Israel, as more particularly described below in Item 4b –Business Overview.

The Company presently does not produce any oil or gas and does not earn any significant revenues. The Company currently earns revenues from the Company's activity as the operator on its Offshore Licenses and the management fees earned from MELP.

A. History and Development of the Company

Name

Our legal and commercial name is Adira Energy Ltd.

Principal Office

Our principal office is located at 120 Adelaide Street West, Suite 1204S, Toronto, Ontario, Canada, M4V 3A1. Our telephone number is (416) 250-6500.

Incorporation and Continuation
We are a Canadian corporation existing under the CBCA.

We were incorporated on February 20, 1997 under the name “Trans New Zealand Oil Company” by filing our Articles of Incorporation with the Secretary of State of Nevada. We changed our name to “AMG Oil Ltd.” on July 27, 1998. On December 17, 2009, we changed our name to “Adira Energy Ltd.” Our fiscal year end is September 30.

On November 25, 2008, our shareholders approved the change of our jurisdiction of incorporation from the State of Nevada to the Canadian federal jurisdiction under the CBCA by way of continuation. The Company completed the filing of its Articles of Conversion with the Nevada Secretary of State on November 25, 2008, and the Company’s Articles of Continuance were accepted for filing by Industry Canada effective November 27, 2008. The effect of these filings was to transfer the jurisdiction of incorporation of the Company from the State of Nevada to the Canadian federal jurisdiction under the CBCA. Copies of the Articles of Conversion, Articles of Continuance, Certificate of Continuance and By-Laws, are incorporated by reference into this Form 20-F as exhibits.

The Company’s common shares remain registered under Section 12(g) of the Exchange Act after completion of the continuation as a result of the operation of Rule 12g-3 of the Exchange Act. The Company’s current trading symbol on the OTC Bulletin Board (the “OTCBB”) is “ADENF”. The Company’s current trading symbol on the TSX Venture Exchange (the “TSXV”) is “ADL”.

Acquisition of Adira Energy

We completed the acquisition of Adira Energy, a company incorporated in the Province of Ontario, on August 31, 2009. As a result of the completion of this acquisition, we are now the owner of all the issued and outstanding shares of Adira Energy and we ceased to be a “shell company”, as defined in Rule 12b-2 of the Exchange Act. The acquisition was completed pursuant to a securities exchange agreement dated August 4, 2009 among Adira, Adira Energy and Dennis Bennie, Ilan Diamond and Alan Friedman, as principal shareholders, and concurrent securities exchange agreements among Adira and each of the minority shareholders of Adira Energy. We issued an aggregate of 39,040,001 common shares to the shareholders of Adira Energy as consideration for the acquisition of Adira Energy.

Immediately prior to the acquisition, Adira Energy completed a private placement (“Adira Energy Private Placement”) of 7,600,000 units (“Units”) at a price of $0.25 per Unit. Sandfire Securities Inc. acted as lead agent to Adira Energy in connection with the Adira Energy Private Placement. Each Unit was comprised of one common share of Adira Energy and one-half of one share purchase warrant. The common shares and share purchase warrants issued by Adira Energy were exchanged concurrently with the closing of the Acquisition. Each resulting share purchase warrant entitled the holder to purchase one additional common share of the Company at the exercise price of $0.50 per share for a two year period following closing, which expired on August 31, 2011. In connection with the Adira Energy Private Placement, 500,770 compensation warrants were issued to agents who will entitle the holders thereof to purchase an equal amount of common shares of the Company at the exercise price of $0.25 per common share for a two year period following closing, which expired on August 31, 2011.

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

On November 22, 2010 we completed a financing for gross proceeds of $11,000,000 (“Adira Financing”). Pursuant to the Adira Financing, we issued 27,500,000 subscription receipts which upon fulfillment of certain conditions were automatically exercised into 27,500,000 of our common shares and 13,750,000 of our share purchase warrants. Each whole warrant will be exercisable for a term of three years from the date of issuance at an exercise price of $0.55. In addition, we issued share purchase warrants to certain parties in conjunction with the Adira Financing. Each such warrant is exercisable into one Common Share for up to three years from the date of closing of the Adira Financing at an exercise price of $0.40.

On December 2, 2010, our common shares commenced trading on the TSXV following approval of its listing in November 2010.

On February 15, 2011, we announced a private placement of 10,483,871 of our common shares at a price of CDN$ 0.62 per share for gross proceeds of CDN$ 6.5 million.

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

We do not receive any revenue from our discontinued oil and gas operations in New Zealand, and had no significant assets, tangible or intangible except for cash on hand. We have no history of earnings and there is no assurance that our business will be profitable. We expect to continue incurring operating losses and accumulating deficits in future periods.

Reporting Issuer Status under Canadian Securities Laws

On February 1, 2006, the British Columbia Securities Commission granted our application to be designated as a reporting issuer under the Securities Act (British Columbia). Accordingly, we and our insiders became subject to the continuous disclosure requirements under the securities laws of the Province of British Columbia, Canada. The Company received final approval for listing on the TSXV on December 1, 2010 and on December 2, 2010, our common shares commenced trading on the TSXV. The Company is also a reporting issuer under the securities legislation of the provinces of Alberta and Ontario.

Capital Expenditures and Divestitures

During the year ended December 31, 2010, the Company incurred capital expenditures of approximately $81,000, which relates to costs incurred to set up a drilling rig site on the Eitan License, and office and computer equipment for our Tel-Aviv office. The Company did not make any capital divestitures.

Takeover Offers

We are not aware of any indication of any public takeover offers by third parties in respect of our common shares during our last and current financial years.

B. Business Overview

Below is a map showing the location of our Onshore and Offshore Licences.

Onshore Licences

Eitan License

The Eitan License covers 31,060 acres (125.7 sq. km.) in the Hula Valley located in Northern Israel. The Eitan License was issued in December 2008 for an initial three year period and was subject to renewal upon fulfillment of certain conditions for a further four year period. Between 2008 and 2011, the Company carried on exploration activities in the area of the Eitan License in accordance with the work plan that was approved by the Commissioner of Petroleum Affairs (the “Commissioner”) at the MNI, appointed pursuant to the Israeli Petroleum Law, 5712-1952 and the regulations promulgated thereunder (the “Petroleum Law”).

We commenced drilling our first new well in the Eitan License in January 2011. In November 2011, following a review and further analysis by the Company's geoscientists, in consultation with outside consultants, we concluded that commercial quantities of hydrocarbons were not present in the Eitan License well. Accordingly, no further drilling was planned on the Eitan License well.

On December 15, 2011, following the Company’s determination that the continuation of exploration activities on the Eitan License would not lead to an economically viable project for the Company, we announced that we have relinquished the Eitan License and have commenced the process of surrendering the Eitan License in accordance with the Petroleum Law.

Notera License

The Company had a right to farm into 70% of the Notera License which is approximately 19,000 acres and contiguous and directly to the south of the Eitan License. In July 2011, the Company waived its right to farm into the Notera License. The Company has therefore terminated all agreements with Coalbed Gas Hachula Ltd, an Israel-based coalbed methane development company relating to the Notera License.

Offshore Licences

Gabriella License

The Gabriella License covers 97,000 acres (392 sq. km.) and is approximately 10km offshore Israel between Netanya and Ashdod. The Gabriella License was issued in July 2009 for an initial three year period and may be renewed for a further four year period with a further renewal option of two years in the case of a reserve discovery. Thereafter, a lease (30-50 years) can be sought if a “discovery” (as defined in the Israeli Petroleum Law) is made. The Company has a 15% working interest in Gabriella License with an option to farm into an additional 15% at any time until the earlier of six months after a discovery or the end of the licenses period, included all renewals.

The exploration and extraction activity in the Gabriella License is performed in the framework of a joint operation agreement between Modi’in Energy LP (“MELP”), Adira Israel and Brownstone Energy Inc. (formerly Brownstone Ventures Inc.) (“Brownstone”) pursuant to which Adira Israel is designated the operator of the Gabriella License. According to the joint operation agreement, we are the operator of the Gabriella License and are entitled for operating fees of 7.5% of the gross expenditures on the Gabriella License.

Our subsidiary, Adira Israel, entered into an agreement on January 26, 2010 with MELP, MELP’s general partner, Modi’in Energy Management (1992) Limited (“MEGP”) and Brownstone (the “Modi’in Agreement”) pursuant to which MELP agreed to provide funding for its share of the Gabriella License work plan and Adira’s 15% share of the initial $8 million of expenditure.. The activities covered by the work plan are presently budgeted to cost approximately $8 million, and include reinterpretation of existing 2D seismic data and preparation of a report on block potential, a 3D seismic survey and the drilling of one well to a total depth of approximately 5,000m.

Under the Modi’in Agreement, commencing on February 1, 2010, MEGP pays us as operator, a monthly fee in respect of advisory services in the amount of $12,500, as well as half of the management fees paid to MELP’s general partner by MELP (3.75% of 7.5% management fees) in respect to this license, for a period of 24 months, commencing February 1, 2010, after which the amount increases to 4.25% . Additionally, MEGP and MELP have agreed to pay us a combined royalty of 4.5% (2.25% each) on the total wellhead revenue of the rights in oil and / or gas up until such time as costs are recovered and 10.5% (5.25% each thereafter).

Yitzhak License

The Yitzhak License covers 31,555 acres (127.7 sq. km) and is located approximately 17 km offshore Israel between Hadera and Netanya, directly to the North of and contiguous to the Gabriella License. The Yitzhak License was issued in October 2009 for an initial three year period and may be renewed upon fulfillment of certain conditions for a further four year period with a further renewal option of two years in the case of a reserve discovery. Thereafter, a lease (30-50 years) can be sought if a “discovery” (as defined in the Israeli Petroleum Law) is made. The Company had an 85% working interest in Yitzhak License through to January 9, 2012, after which, we farmed out 25% to two new partners.

The exploration and extraction activity in the Yitzhak License is performed in the framework of an operation agreement between Adira Israel and Brownstone pursuant to which Adira Israel is designated the operator and received an operator fee of 7.5%

On November 29, 2011, the Company entered into a series of agreements to farm-out part of its interest in the Yitzhak License to strengthen its operating and business profile in the Yitzhak License, to reduce its working interest from 85% to 60%. Through Adira Israel, the Company entered into a farm-out agreement (the “AGR Farm-Out Agreement”) with the AGR Group (“AGR”), whereby the Company agreed to farm-out 5% of the working interest in the Yitzhak License to AGR. Such interest is to be carried by the below mentioned License Owners through exploration. In addition, AGR will pay Adira a 3% overriding royalty interest (“ORRI”) on AGR's share of revenues from sold petroleum, until repayment of AGR's expenditures in the work program and 4.5% ORRI from that date forward. Subject to the terms and conditions set out in the AGR Farm-Out Agreement, in the event that a strategic investor participates in the Yitzhak License, AGR will reduce its working interests pro rata to the entry of such investor. Pursuant to the AGR Farm-Out Agreement, AGR will be designated lead operator in accordance with Israeli regulations, with the continued involvement of Adira as Co-operator. In addition, AGR has been appointed as engineering services contractor on the Yitzhak License with continued involvement of Adira as part of the core professional team led by AGR.

The Company also entered into a farm-out agreement (the “Ellomay Farm-Out Agreement”) with Ellomay Oil and Gas 2011 LP, a limited partnership (“Ellomay”) whose general partner is a wholly-owned subsidiary of Ellomay Capital Ltd. (“Ellomay Capital”), whereby the Company agreed to farm-out 20% of the working interest in the Yitzhak License to Ellomay. Pursuant to the Ellomay Farm-Out Agreement with Ellomay, Ellomay will reimburse Adira for its proportionate share of the costs incurred by Adira to date of closing, plus interest at the London interbank offered rate + 1%. Ellomay will also pay Adira a 3% ORRI on Ellomay's share of revenues from sold petroleum, until repayment of Ellomay's expenditures in the work program and 4.5% ORRI from that date forward. Subject to the terms and conditions set out in the Ellomay Farm-Out Agreement, in the event Adira introduces a strategic investor who decides to participate in the Yitzhak License, Ellomay will reduce its working interests pro rata to the entry of such investor.

On January 10, 2012, the Company announced that it has received approval from the Commissioner for the farm-out of an aggregate of 25% of its interest in the Yitzhak License to AGR and Ellomay. As a result, the Company now holds a 60% working interest in the Yitzhak License, Ellomay holds a 20% working interest, and AGR a 5% working interest; Brownstone registered its 15% working interest with the MNI. The parties will negotiate a joint operator agreement to regulate the commercial relationship in respect of the Yitzhak License. The closing of each of the AGR Farm-Out Agreement and the Ellomay Farm-Out Agreement is subject to the signing of the joint operator agreement as well as the services agreement.

If warranted, following the initial three year license period, the Company intends to evaluate, prepare and drill a prospect on each of the Gabriella License and the Yitzhak License. Determination of whether exploration continues at each stage of activity will be based on discussions between the relevant partners on each of the Gabriella License and the Yitzhak License.

Plan of Operations for the Gabriella and Yitzhak Licenses

We were required to conduct certain work on each of the Gabriella License and Yitzhak License up to the end of October 2010, which we completed in January 2011. This work entailed the collection and study of existing geological and geophysical information available, including the purchasing, reprocessing and reinterpretation of old seismic lines acquired. Additionally, the work program for each of the Gabriella License and Yitzhak License required the summary reports to be submitted to the MNI, regarding the hydrocarbon potential of each of these licenses by the one year anniversary of the grant date of each license. The report in respect of the Gabriella License was submitted on July 15, 2010 and the report in respect of the Yitzhak License was submitted on October 15, 2010.

We contracted Western Geco, a Schlumberger company, to complete a state-of-the-art 3D geophysical survey on each of the Gabriella License and the Yitzhak License. We are focused specifically on oil targets in this region. The dual axis survey, a technology never used before in Israeli waters, is designed to define the exact target and structure.

In March 2011, the Company signed an agreement with CGG Veritas Services (UK) Limited (“Veritas”), pursuant to which Veritas will process the 3D seismic data from the Yitzhak and Gabriella Surveys. In May 2011, the Company formally contracted Gustavson Associates LLC as an independent contractor, to provide professional, geophysical, petrophysical, geological and engineering services for resource interpretation and evaluation on the first phase of processing (often termed “Fast Track”) for each of the Gabriella License and the Yitzhak License.

The following work program must be completed in order to maintain the Gabriella License:

1.

completion of decryption of the new 3D seismic data while performing integration with similar surveys, preparation of time and depth maps of at least 5 mapping horizons, and the submission of a summary geophysical report to MNI by April 1, 2012;

2.

filing a prospect to MNI for the first well which shall include a description of the geological background, the targets for drilling and the petroleum systems related thereto, as well as a geological forecast and engineering planning of the proposed drilling by June 1, 2012;

3.	signing a drilling agreement with a drilling contractor by July 1, 2012;

4.	commencement of drilling by December 1, 2012;

5.

preparation of a summary report to MNI of the drilling activity, and transfer of all of the findings, including tests, samples, pits (if taken), electrical logs and results of tests (if performed) within three months from completion of the drilling; and

6.	submission to MNI of a work plan for continuation of the work in the license within four months from completion of the drilling.

The following work program must be completed in order to maintain the Yitzhak License:

1.

completion of interpretation of the new 3D seismic data while integrating with previous surveys, preparation of time and depth maps of at least 5 mapping vistas in the license area and submission of a summary geophysical report by April 1, 2012;

2.

submission of a first drilling prospect to MNI which includes a description of the geological background, the drilling targets and the petroleum system/s related thereto, as well as a geological forecast and engineering planning of the proposed drilling by June 1, 2012;

3.	signing of a drilling agreement with a drilling contractor by July 1, 2012;

4.	commencement of drilling by December 1, 2012;

5.

preparation of a summary report to MNI of the drilling activity, and transfer of all of the findings, including tests, samples, pits (if taken), electrical logs and results of tests (if performed) within three months from completion of the drilling; and

6.	submission to MNI of a work plan for continuation of the work in the license within four months from completion of the drilling.

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

Most of the exploration efforts conducted until today concentrated on large structural features with little attention given to direct hydrocarbon indicators (“DHI”) and amplitude with offset related imaging (“AVO”/“AVAZ”) to identify and quantify reservoir zones. Based on recent advances in reprocessing and interpretation, it became apparent that each of the Gabriella License and the Yitzhak License structures show an abundance of minor faulting/fracturing which most likely play an important role in fluid dynamics and transmissibility of the primary target reservoir (Zohar).

In May 2011, the Company formally contracted Gustavson Associates LLC as an independent contractor, to provide professional, geophysical, petrophysical, geological and engineering services for resource interpretation and evaluation on the first phase of processing (often termed “Fast Track”) for each of the Gabriella License and the Yitzhak License. In September 2011, the Company received two independent reports disclosing resource estimates on the Gabriella License and the Yitzhak License. The reports were prepared by Gustavson Associates LLC in accordance with National Instrument 51-101, Standards of Disclosure for Oil and Gas Activities (“NI 51-101”), as adopted the Canadian Securities Administrators, and describe a probabilistic distribution of each of the Gabriella License’s and the Yitzhak License’s “Contingent Resources” in respect of oil on the Gabriella License and “Prospective Resources” in respect of gas for both the Gabriella License and the Yitzhak License and the oil on the Yitzhak License, both terms as defined by the Canadian Oil and Gas Evaluation Handbook and do not represent an estimate of reserves. Copies of the reports are available on www.sedar.com. Readers are cautioned that in contrast to disclosure permitted by NI 51-101, under applicable SEC rules, the disclosure of estimates of oil or gas resources other than reserves, and any estimated values of such resources, is not permitted to be disclosed in any document publicly filed with the SEC.

Samuel License

The Samuel License covers 88,708 acres (361 sq. km) and is located approximately 17 km offshore Israel adjacent to the shoreline between the City of Ashkelon in the South and Palmachim in the North. The Samuel License was issued on August 1, 2010 for an initial three year period and may be renewed for a further four year period and a further renewal option of two years in the case of a reserve discovery. Thereafter, a lease (30-50 years) can be sought if a “discovery” (as defined in the Israeli Petroleum Law) is made.

The Company has a net working interest of 41.25%, through a wholly owned Canadian subsidiary (Adira Energy Holdings Corp.) 100% of the shares of Adira Oil Technologies Ltd., and 60% of the shares of Adira Geo Global Ltd., which hold 23.25% and 30% interest in the Samuel License, respectively. The remaining interest in the Samuel License is held by Geo Global Resources (India) Inc. (“GGRI”) (42%), Pinetree Capital Ltd. (“Pinetree”) (10%) and Brownstone (6.75%) (the interest holders in the Samuel License being collectively referred to as the “Samuel License Interest Holders”). As of the date of the signing of the December 31, 2010 financial statements, the Company believed that the fulfillment of the foregoing conditions was likely, and accordingly, the Company presented its interest in the Samuel License as 38.25% . However, since the conditions have not as yet been fulfilled, the Company’s actual interest in the Samuel License is 41.25% .

The exploration and extraction activity in the Samuel license is performed in the framework of a joint operation agreement (“JOA”) between GGRI, Adira GeoGlobal Ltd., Adira Oil Technologies Ltd., Brownstone and Pinetree whereby Adira GeoGlobal Ltd. and GGRI are designated as joint operators of the Samuel License. In accordance with the JOA, we are entitled to receive one-half of an aggregate operating fee equal to 7.5% of the cumulative direct costs incurred in connection with operating the Samuel License and one-half of a 3% overriding royalties.

In May and October 2010, three agreements were signed, namely the Operator Agreement, the Option Agreement and the Cooperation Agreement, all as more particularly described and defined below, whereby GeoGlobal Resources Inc. (“GGR”)was granted the Myra and Sara Option, which was subsequently assigned to the Company. In addition, GGR granted to the Partners in the Myra and Sara Licenses (as defined below) an option to acquire GGR’s indirect interest in the Samuel License, held through GGRI.

In March 2011, the Company signed a contract with ARIS Nefterazvedka LLC., a Russian geophysical contractor specializing in Ocean Bottom Deployed Cables (“OBC”). This system provides very high resolution recording of targets with little impact with surface traffic. The OBC system provides an excellent quality survey for shallow transient zones. The survey was completed on July 31, 2011 and the Company has engaged GX Technology EAME Ltd. to commence the processing of the 3D data, which is expected to be completed during the first quarter of 2012.

Material Agreements

On May 19, 2010, an agreement (the “Operator Agreement”) was signed between Emanuel Energy Ltd. (“Emanuel”), IDBDT (2010) Energy Ltd. (“IDBDT”), Israel Petroleum Company Limited (“IPC”), PBT Capital Partners LLC (“PBT-CP”) (and Emanuel, IDBDT, IPC and PBT-CP are collectively, the “Partners in Myra and Sara”) and GGRI. The Partners in Myra and Sara are the holders of the participation rights in the Myra and Sara Licenses, while the registered holders of the Myra and Sara Licenses in the Petroleum Register are Exploration Company East Mediterranean Ltd. (“EastMed”) and PetroMed Corporation (“PetroMed”).

Pursuant to the Operator Agreement, GGRI acquired an initial 5% interest in each of the Myra and Sara Licenses, in consideration for the sum of $1.2 million. In addition, the GGRI was granted the Myra and Sara Option, subject to the Commissioner's approval, in consideration of the sum of $240,000 in respect of every 1% interest so acquired and the payment of GGRI’s proportionate share of the operating costs of the Myra and Sara Licenses.

Concurrently with the execution of the Operator Agreement, an option agreement was signed between the Partners in Myra and Sara and GGRI in connection with the Samuel License (the “Option Agreement”). Pursuant to the Option Agreement, in the event that GGRI and its partners shall receive, after the Commissioner's approval, 100% interest in the Samuel License, GGRI shall grant the Partners in Myra and Sara an option to acquire up to 12.5% interest in the Samuel License, in accordance with their proportionate shares in the Myra and Sara Licenses (the “First Samuel Option”). Subject to the exercise of the First Samuel Option by the Partners in Myra and Sara, the Operator granted an additional option to the Partners in Myra and Sara (the “Additional Option”) for the acquisition of an additional 7.5% interest in the Samuel License, until on or about the commencement of the first drilling at the area of the Samuel License.

On October 28, 2010, the Company signed the Cooperation Agreement with GGR and GGRI pertaining to the Operator Agreement and the Option Agreement. Under the terms of the Cooperation Agreement, the parties agreed, among other things, that upon receipt of the approval of the Partners in Myra and Sara to transfer the Myra and Sara Option to the Company, and following registration of the Company as the owner of the rights under the option, the following provisions will apply in relation to the Samuel License: (a) in the event the Partners in Myra and Sara would be interested in exercising the First Samuel Option or the Additional Option in the Samuel License, the respective interests of the Company and GRR in the Samuel License would be diluted proportionately, and (b) GGR and the Company would act to increase the level of the participation rights of GGR in the Samuel License by 3%, with appropriate dilution of the level of participation rights of Adira Oil Technologies Ltd, such that the rate of the holdings in the Samuel License would be: GGR – 45% (from 42%); Adira – 38.25% (from 41.25%); Brownstone –6.75%; and Pinetree – 10%.

Work Program

The following work program must be completed in order to maintain the Samuel License:

1.

completion of interpretation of the new 3D seismic data while integrating with previous surveys, preparation of time and depth maps of at least 5 mapping vistas in the license area and submission of a summary geophysical report by April 1, 2012;

2.

submission of a first drilling prospect to MNI which includes a description of the geological background, the drilling targets and the petroleum system/s related thereto, as well as a geological forecast and engineering planning of the proposed drilling by June 1, 2012;

3.	execution of a contract with a drilling contractor by July 1, 2012;

4.	commencement of performance of first drilling by October 1, 2012;

5.

preparation of a summary report to MNI of the drilling activity, and transfer of all of the findings, including tests, samples, pits (if taken), electrical logs and results of tests (if performed) within three months from completion of the drilling; and

6.	submission of a work plan to MNI for continuation of the work on the license within four months from completion of the drilling.

Myra and Sara Licenses

The Myra and Sara Licenses are located offshore Israel approximately 60 km west of the City of Hadera. These license areas total 800 square kilometres.

In August 2010, the Company announced that it has signed a definitive co-operation agreement with GeoGlobal Resources Inc. (“GGR”) and its wholly-owned subsidiary, Geo Global Resources (India) Inc. (“GGRI”), whereby GGRI agreed to assign an option it had to acquire up to a 5% participating interest in each of two deep water licenses offshore Israel, namely the Myra license and the Sara license (collectively, the “Myra and Sara Licenses”), to the Company (collectively, the “Myra and Sara Option”).

The Myra and Sara Licenses are each subject to a separate joint operating agreement among the holders of the participating interests in the respective licenses (collectively, the “M&S Operating Agreements”). The M&S Operating Agreements govern the operations with respect to the exploration work on the Myra and Sara Licenses, and the acquisition or transfer of any interests in these licenses. As a condition to the exercise of the Myra and Sara Option, the Company will be required to become a signatory to the M&S Operating Agreements, which will require (i) the approval of existing signatories to the M&S Operating Agreements, and (ii) the approval of the Commissioner. Upon the exercise of the Myra and Sara Option, and upon receipt of the required approvals, the Company will be required to pay $1.2 million in one lump sum payment to certain parties of the M&S Operating Agreements. Additionally, the Company will be expected to pay its pro rata share of expenditures, pursuant to the M&S Operating Agreements. The exercise of the Myra and Sara Option is dependent upon a number of circumstances beyond the control of the Company, which, as noted above, include, among others, the approval of the existing signatories of the M&S Operating Agreements respecting the Myra and Sara Licenses and the approval of the Commissioner. Accordingly, there is no assurance that the Company will be able to exercise the Myra and Sara Option.

Drilling Activity

As of the date of this Transition Report, no drilling activity is being carried out.

C. Organizational Structure

As December 31, 21011, we operate in Canada through our wholly owned subsidiary Adira Energy, an Ontario corporation incorporated on April 8, 2009; and in Israel, through Adira Energy’s subsidiaries, namely:

  Adira Israel, an Israeli corporation (100% owned);
  Adira Services, an Israeli corporation (100% owned);
  Adira Energy CBM Ltd., an Israeli corporation (100% owned);

  Adira Oil Technologies Ltd., an Israeli corporation (100% owned); and
  Adira GeoGlobal Ltd., an Israeli corporation, (60% owned – the remaining 40% is owned by GeoGlobal Resources (Barbados) Inc., an unrelated party).

D. Property, Plant and Equipment

(a) Corporate Offices

Our executive offices are comprised of approximately 784 square feet at 120 Adelaide Street West, Suite 120, Toronto, Ontario, Canada, M4V 3A1 for which the lease cost is CDN$1,356 per month and 424 sqm at Aba Hillel Silver 12, Ramat Gan, Israel, for which the lease cost is $12,917 per month.

(b) Special Skill and Knowledge

Our ability to complete drilling and exploration is dependent on the availability of well-trained, experienced crews to operate our field equipment and qualified management. We believe that our strategic arrangement with certain oil and gas exploration companies provides us with access to the special skills and knowledge required to assist us in the evaluation of our exploration properties.

(c) Foreign Operations

During the fiscal year ended December 31, 2010 and the 267-day period ended December 31, 2009, all of our oil and gas exploration activities were in the State of Israel.

(d) Competitive Conditions

The oil and gas industry in the State of Israel is, and will continue to be, competitive. Most contracts are awarded on the basis of competitive bids. We believe that our early entry into oil and gas exploration in Israel will provide us with a competitive advantage in the exploration and evaluation of our licenses. Our joint venture with Brownstone is anticipated to allow us to access to new projects while limiting our financial exposure. We also expect to benefit from Brownstone’s operational knowledge and experience, given its established oil and gas exploration and development operations.

(e) Dependence on Customers and Suppliers

We are not dependent upon a concentration of customers or suppliers for revenues, or our operations.

(f) Environmental Protection and Policies

We are subject to various state and district environmental laws and regulations enacted in Israel, which primarily govern the manufacture, processing, importation, transportation, handlings and disposal of certain materials used in operations, as well as limits on emissions into the air and discharges into surface and sub-surface waters. We adhere to all such laws and regulations. We may be required to increase operating expenses or capital expenditures in order to comply with any new restrictions or regulations.

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

The following is a discussion and analysis of the activities, consolidated results of operations and financial condition of the Company for the year ended December 31, 2010. Our Management’s Discussion and Analysis should be read in conjunction with our audited consolidated financial statements and related notes for the year ended December 31, 2010. Our financial statements have been prepared in accordance with IFRS as issued by the IASB.

Readers should note that the recast audited financial statements included in this Transition Report are historical documents. Subsequent financial statements have been furnished on Form 6-K by us to the SEC in respect of our interim financial results.

A. Operating Results

Summary

We are an oil and gas exploration company. Through our wholly-owned subsidiary, Adira Energy, and its wholly owned subsidiary, Adira Israel, we have been granted three offshore petroleum licenses - namely, the Gabriella License, the Yitzhak License and the Samuel License - which we own through our other wholly owned subsidiary, Adira Oil Technologies Limited, and our partially owned 60% subsidiary, Adira Geo Global Ltd. Our business plan is to undertake evaluation work on each of the Offshore Licenses to establish whether exploration is justified. We also previously held one onshore petroleum license in Israel, the Eitan License, which we relinquished in December 2011 after we determined that exploration work was not warranted.

We presently do not produce any oil or gas and do not earn any significant revenues.

Our activities on each of the Offshore Licenses are conducted jointly with others. Our financial statements reflect our proportionate interest in these activities.

Results of Operations

Adira Energy’s predecessor is Adira Israel, which was incorporated in Israel on October 26, 2008. In order to facilitate tax planning, all of the issued and outstanding shares of Adira Israel were registered in the name of Adira Africa Corp., a privately-owned Canadian corporation, as a trustee for and on behalf of a corporation to be incorporated in Ontario – namely, Adira Energy, which was subsequently incorporated on April 8, 2009 – pursuant to a Declaration of Trust dated November 16, 2008. In December 2008, upon application to MNI, Adira Israel obtained the Eitan License, for no consideration other than the payment of a nominal stamp duty in the amount of $3,544. Upon the incorporation of Adira Energy on April 8, 2009, Adira Africa transferred the shares of Adira Israel to Adira Energy for no consideration, as contemplated by the Declaration of Trust.

Pursuant to the Declaration of Trust, Adira Energy is in substance treated as the owner of the Adira Israel shares since the inception of Adira Israel. Further, the carrying amount of the single asset owned by Adira Israel, the Eitan License (there were no material liabilities), was recorded in the accounts of Adira Israel as of April 8, 2009 in its nominal amount of the stamp duty. Therefore, under IFRS, the carrying amount of the Adira Israel shares transferred to Adira Energy on that date was of the same nominal amount.

Consolidated results of operations for the year ended December 31, 2010 compared to the 267 day period ended December 31, 2009.

Revenues and Other Income

For the year ended December 31, 2010 we earned revenues and other income of $1,707,000 as compared to $0 for the 267 day period ended December 31, 2009. The breakdown of revenues for the year ended December 31, 2010 is as follows:

	Year ended
	December 31, 2010	% of Total
Revenue Categories	(in thousands)	Income
Consulting	810	47
Operator fees	455	27
Other income	$442	26
Total Revenues and other income	$1,707	100%

Consulting fees relates to consulting services in respect of the Offshore Licenses on a “time and materials” basis.

Operator fees relate to fees we received as the operator on our three Offshore Licenses, on a fixed rate (i.e. 7.5%) of the total exploration costs incurred by the respective Unincorporated Joint Ventures (“UJVs”).

Other income relates mainly to management fees received from MELP and MEGP, in respect of our agreement with them relating to the farm-out of 70% of the Company interest in the Gabriella License.

Expenses

Share-based compensation

Stock based compensation during the year ended December 31, 2010 and the 267 day period ended December 31, 2009 was attributable to stock options granted to our directors, officers, employees and other service providers during these periods.

The Company has sixteen categories of stock options that have different vesting periods:

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

(v)	Type E stock options vest over 2 years, with 12.5% vesting at the end of each quarter with the initial amount vesting on the date three months after the grant date.

(vi)	Type F stock options vest over 4 years, with 6.25% vesting at the end of each quarter with the initial amount vesting on the date three months after the grant date.

(vii)	Type G stock options vest 8.5% at the end of each quarter over two years and 8.0% at the end of each quarter thereafter with the initial amount vesting on the date three months after the grant date.

(viii)	Type H stock options vest 12.5% each quarter over two years with the initial amount vesting on the date three months after the grant date.

(ix)	Type I stock options vest 6.25% each quarter over four years with the initial amount vesting on the date three months after the grant date;

(x)	Type J stock options vest 6.25% each quarter over four years with the initial amount vesting on September 18, 2011;

(xi)	Type K stock options over six years with the initial amount vesting on September 18, 2011;

(xii)	Type L stock options vest 6.25% each quarter over four years with the initial amount vesting on September 3, 2011;

(xiii)	Type M stock options vest 6.25% each quarter over four years with the initial amount vesting on December 1, 2011;

(xiv)	Type N stock options vest 6.25% each quarter over four years with the initial amount vesting on December 27, 2011;

(xv)	Type O stock options vest 6.25% each quarter over four years with the initial amount vesting on February 1, 2012; and

(xvi)	Type P stock options vest 6.25% each quarter over four years with the initial amount vesting on May 1, 2012.

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

Exploration Expenses

For the year ended December 31, 2010, exploration expenses amounted to $1,485,000 as compared to $195, 000 for the 267 day period ended December 31, 2009. The increase in exploration expenses is a result of the Company having commenced its offshore exploration program in 2010 compared with minimal exploration activities in 2009.

General and Administrative Expenses

For the year ended December 31, 2010, general and administrative expenses amounted to $3,206,000 as compared to $1,639,000 for the 267 day period ended December 31, 2009. The increase in general and administrative expenses results primarily from increased activity in Israel, including the hiring of additional staff and the opening of the Company's new office in Israel, as well as increased legal, accounting travel and marketing expenses. In addition, share-based compensation increased by $340,000.

Financing expense (income)

During the year ended December 31, 2010, the Company recorded net exchange rate loss of $5,000 as compared to a gain of $15,000 for the 267 day period ended December 31, 2009.

Income Taxes

For the year ended December 31, 2010, we incurred Israeli taxes on income on one of our Israeli subsidiaries, Adira Services in an amount of $15,000 as compared to $1,000 for the 267 day period ended December 31, 2009.

Net Loss

The Company reported a net loss and comprehensive loss for the year ended December 31, 2010 of $3,004,000 as compared to a net loss and comprehensive loss of $6,722,000 for the 267 day period ended December 31, 2009. The reason for the decrease in the loss despite higher exploration and operating activities in 2010 is a result of (i) increased revenues in 2010, and (ii) the one-time charge in 2009 in respect of issuance expenses related to the reverse takeover consummated in August 2009.

Inflation

During the year ended December 31, 2010 and the 267 day period ended December 31, 2009, inflation has not had a material impact on our operations.

Government Regulation

The Offshore Licenses held by us have been granted to us by the State of Israel under the Petroleum Law, and our evaluation and exploration activities in the areas covered by the Offshore Licenses must be undertaken in compliance with work plans approved by the Commissioner.

B. Liquidity and Capital Resources

Liquidity

Liquidity is a measure of a company’s ability to meet potential cash requirements. The Company has historically met its capital requirements through the issuance of common shares.

The Company has an accumulated deficit of $9.7 million in 2010, and the Company had negative cash flows from operations of $3 million. The ability of the Company to continue as a going concern depends upon the discovery of economically recoverable reserves, the ability of the Company to obtain financing to complete development, and upon future profitable operations from the properties or proceeds from their disposition. The Company is an exploration stage company and has not earned any significant revenues from its oil and gas properties to date.

There can be no assurance that the Company will be able to continue to raise funds in which case the Company may be unable to meet its obligations. The Company is considering various alternatives with respect to raising additional capital to remedy any future shortfall in capital, but to date has made no specific plans or arrangements. Because of the early stage of the Company's operations and the Company's absence of any material oil and natural gas resources, there can be no assurance this capital will be available and if it is not, the Company may be forced to substantially curtail or cease exploration, appraisal and development expenditures.

Year ended December 31, 2010 compared to the 267-day period ended December 31, 2009

During the year ended December 31, 2010, the Company's overall position of cash and cash equivalents increased by $6,642,000. This increase in cash can be attributed to the following activities:

The Company's net cash used in operating activities during the year ended December 31, 2010 was $3,025,000 as compared to $684,000 for the 267 day period ended December 31, 2009. This increase is attributable to and consistent with the increase in the Company's exploration and operating activities for the current period, compared to the prior period.

Cash used in investing activities during the year ended December 31, 2010 was $1,087,000 as compared to net cash used of $365,000 during the 267 day period ended December 31, 2009. The investment in 2010 relates primarily to restricted cash held by the bank in respect of a letter of credit and the purchase of computers and equipment for the Israeli office. The amount in 2009 relates primarily to a deposit made on the purchase of drilling equipment for the Eitan License.

Cash provided by financing activities for the year ended December 31, 2010 was $10,754,000 as compared to $3,093,000 during the 267 day period ended December 31, 2009. The increase is a result of the completion of an $11 million private placement in November 2010, as compared to a $2.4 million financing from two offerings in 2009 and off-set by $897,000 in cash and cash equivalents acquired as part of the Company’s RTO in August 2009.

There are no legal restrictions on transferring funds between Canada and Israel.

Capital Resources

At December 31, 2010, the Company's cash and cash equivalents were $8.7 million (December 31, 2009 - $2 million), the majority of this balance is being held in US Dollars. The Company's working capital at December 31, 2010 was $10.7 million as compared to $2.2 million as of December 31, 2009.

Commitments

The Company has commitments to the Ministry to complete the work programs on all of the Company’s licenses as set out in Item 4 B above under “Offshore Licences”.

In order to maintain the current licenses, the Company will be required to expend amounts in respect of exploration expenditure. The Company intends to meet all of its drilling and related expenditures as they become due to maintain the Company’s interests in its oil and gas properties. These oil and gas expenditure obligations are not fixed and cannot be pre-determined with certainty. Failure to meet the obligations may result in the loss of the Company’s ownership interests.

The Company's share of the funding commitment for 2011 for the above-mentioned licenses amounts to approximately $4.1 million.

Critical Accounting Policies and Estimates

Our results of operation and financial condition are based on our consolidated financial statements, which are presented in accordance with IFRS. Certain accounting principles require us to make certain estimates, judgments and assumptions. We believe that the estimates, judgments and assumptions upon which we rely are reasonable based upon information available to us at that time. These estimates, judgments and assumptions can affect the reported amounts of assets and liabilities and the disclosure of contingent assets and liabilities as of the date of the financial statements, as well as the reported amounts of revenues and expenses during the periods presented. To the extent there are material differences between these estimates, judgments or assumptions and actual results, our financial statements will be affected. The significant accounting policies that we believe are the most critical to aid in fully understanding and evaluating our reported financial results include the following:

  Share-based payment transactions;
  Joint oil and gas ventures;
  Farm out arrangements in the exploration and evaluation phase;
  Exploration and evaluation assets;
  Revenue recognition

Share-based payment transactions

The Company's employees and other service providers are entitled to remuneration in the form of equity-settled share-based payment transactions.

The cost of equity-settled transactions with employees is measured at the fair value of the equity instruments granted at grant date. The fair value is determined using the Black Scholes pricing model. As for other service providers, the cost of the transactions is measured at the fair value of the goods or services received as consideration for equity instruments. In cases where the fair value of the goods or services received as consideration of equity instruments cannot be measured, they are measured by reference to the fair value of the equity instruments granted.

The cost of equity-settled transactions is recognized in profit or loss, together with a corresponding increase in equity, during the period which the performance and service conditions are to be satisfied, ending on the date on which the relevant employees become fully entitled to the award ("the vesting period"). The cumulative expense recognized for equity-settled transactions at the end of each reporting period until the vesting date reflects the extent to which the vesting period has expired and the Company's best estimate of the number of equity instruments that will ultimately vest. The expense or income recognized in profit or loss represents the movement in the cumulative expense recognized at the end of the reporting period.

If a grant of an equity instrument is cancelled, it is accounted for as if it had vested on the cancellation date, and any expense not yet recognized for the grant is recognized immediately.

Joint oil and gas ventures

The Company conducts petroleum and natural gas exploration activities jointly with other partners who each have direct ownership in the assets and each are directly obligated for the liabilities of the ventures. Consequently, these financial statements reflect only the Company's proportionate interest in such activities.

The Company accounts for its share of the joint venture's assets, liabilities it has incurred, income from the sale or use of its share of the joint venture's output, together with its share of the expenses incurred by the joint venture and any expenses it incurs in relation to its interest in the joint venture.

Farm-out arrangements in the exploration and evaluation phase

A farm-out is the transfer of part of oil and gas interest in consideration for an agreement by the transferee (“farmee”) to meet, absolutely, certain expenditures which would otherwise have to be undertaken by the owner (“farmor”). Farm-out transactions generally occur in the exploration or development phase and are characterized by the transferor (i.e. farmor) giving up future economic benefits, in the form of reserves, in exchange for a reduction in future funding obligations.

Accordingly, the farmee recognizes its expenditure under the arrangement in respect of its interest and that retained by the farmor, as and when the costs are incurred.

The Company (farmor) accounts for the farm-out arrangement as follows:

- the farmor does not record any expenditure made by the farmee on its behalf;

- the farmor does not recognize a gain or loss on the farm-out arrangement, but rather redesignates any costs previously capitalized in relation to the whole interest as relating to the partial interest retained; and

- any cash consideration received is credited against costs previously capitalized in relation to the whole interest with any excess accounted for by the farmor as a gain on disposal.

Exploration and evaluation assets

Prelicense costs

Pre-license costs are expensed in the period in which they are incurred.

Exploration and evaluation costs

Oil and natural gas exploration and development expenditure is accounted for using the successful efforts method of accounting.

During the geological and geophysical exploration phase, costs are charged against income as incurred. Once the legal right to explore has been acquired, costs are directly associated with an exploration well are capitalized as exploration and evaluation intangible assets until the drilling of the well is complete and the results have been evaluated. These costs include employee remuneration, materials and fuel used, rig costs and payments made to contractors. If no reserves are found, the exploration asset is tested for impairment. If extractable hydrocarbons are found and, subject to further appraisal activity (e.g., by drilling further wells), are likely to be developed commercially, the costs continue to be carried as an intangible assets while sufficient and continued progress is made in assessing the commerciality of the hydrocarbons. All such costs are subject to technical, commercial and management review as well as review for impairment at least once a year to confirm the continued intent to develop or otherwise extract value from the discovery. When this is no longer the case, the costs are written off. When proved reserves of oil are determined and development sanctioned, the relevant expenditure is transferred to oil and gas properties after impairment is assessed and any resulting impairment loss is recognized.

As of December 31, 2010, substantially all exploration costs have been expensed.

Revenue recognition:

Revenues are recognized in profit or loss when the revenues can be measured reliably, it is probable that the economic benefits associated with the transaction will flow to the Company and the costs incurred or to be incurred in respect of the transaction can be measured reliably.

The Company’s revenues are derived from:

1. Operator fees - The Company acts as the operator or joint operator on the Offshore Licenses and is entitled to operator fees on a cost plus basis of the total exploration costs incurred by the respective UJV's. Revenues from operator fees are recognized in accordance with the terms of the Joint Operating Agreements, as exploration expenses are incurred in the UJV’s.

2. Consulting fees – The Company provides consulting services in respect of the Offshore Licenses on a "time and materials" basis. Consulting fees are recognized as revenues as the services are rendered to the respective UJV's.

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

F. Tabular Disclosure of Contractual Obligations

The following sets forth our contractual obligations as of December 31, 2010:

	Payments due by period (U.S. dollars in thousands)
ContractualObligations	Total	Less than 1 year	1-3 years	3-5 years	More than 5 years
Operating Lease Obligations	498	147	351	0	0
Approved funding commitment regarding our licenses	4,000	4,000	0	0	0
Total	4,498	4,147	351	0	0

G. Safe Harbor

The safe harbor provided in s. 27A of the Securities Act and s. 21E of the Exchange Act shall apply to forward-looking information provided pursuant to Item 5.E and F where applicable.

ITEM 6	DIRECTORS, SENIOR MANAGEMENT AND EMPLOYEES

A.	Directors and Senior Management

The size of our board of directors is currently set at 6. All of our directors are elected annually by the shareholders and hold office until our next annual general meeting or until their successors are duly elected and qualified, unless their office is earlier vacated in accordance with the CBCA and our articles of incorporation. Pursuant to an agreement with BRM Group Ltd. (“BRM”), for as long as BRM exercises control over 10% or more of our issued and outstanding common shares, we will nominate, at each annual shareholders meeting of the Company, two nominees of BRM to our board of directors, and one nominee in the event that BRM exercises control over common shares in an amount less than 10% but equal to or greater than 7% of our issued and outstanding common shares. Further this to arrangement, Eli Barkat and Yael Reznick Cramer were appointed as directors to our board of directors as of January 11, 2011.

The following table sets forth information relating to our directors and senior management during the year ended December 31, 2010:

Name	Position
Dennis Bennie	Director (Chairman) from August 31, 2009 to present
Ilan Diamond	Director from August 31, 2009 until April 13, 2011 Chief Executive Officer from August 31, 2009 to March 1, 2011
Glen Perry

Chairman of Technical Advisory Board from August 31, 2009 to December 24, 2009

Vice-President Operations from July 22, 2010 to present

Director from August 31, 2009 to December 24, 2009 and July 19, 2010 to April 13, 2011

Daniel Bloch	Director from July 22, 2010 to April 13, 2011
Colin Kinley	Director from August 17, 2009 to present President and Chief Operating Officer from July 22, 2010 to June 27, 2011
Alan Friedman	Director and Executive Vice President, Corporate Development from August 31, 2009 to present
Gadi Levin	Secretary from July 22, 2010 to present Chief Financial Officer from January 11, 2011 to present
Alan Rootenberg	Chief Financial Officer from August 23, 2009 until January 11, 2011
Denny Johnson	Vice President Exploration and Development from August 31, 2009 to August 31, 2011

The following table sets forth information relating to our directors and senior management as at the date of this Transition Report:

Name (1)	Position
Dennis Bennie (2)(3)	Director (Chairman)
Sheldon Inwentash (2)(3)	Director
Eli Barkat (3)	Director

Yael Reznik-Cramer	Director
(2)(3)
Colin Kinley	Director
Alan Friedman	Director and Executive Vice-President, Corporate Development
Hezi Kugler(4)	Chief Executive Officer from June 1, 2011 to February 24, 2012, Strategic Consultant effective February 27, 2012
Gadi Levin(5)	Chief Financial Officer from January 11, 2011, Secretary from August 23, 2010 to present and Acting Principal Executive Officer from February 24, 2012 to February 27, 2012
Jeffrey Walter(6)	Chief Executive Officer effective February 27, 2012
Alon Polishuk	Vice-President, Contracts Administration and Regulations
Mosh Politi	Chief Geologist

(1)	Neither age nor date of birth of directors or senior managers is required to be reported in the Company’s home country (Canada) nor otherwise publicly disclosed.

(2)	Member of Audit Committee.

(3)	“Independent” for purposes of National Instrument 52-110.

(4)

Mr. Kugler’s employment as the Chief Executive Officer of the Company was terminated effective February 24, 2012 in accordance with the terms of the Kugler Service Agreement, as defined and more particularly discussed under Item 6B of this Transition Report. Mr. Kugler will continue to assist the Company as a strategic consultant effective February 27, 2012.

(5)	Mr. Levin is the Acting Principal Executive Officer of the Company up to February 27, 2012, the effective date of Mr. Walter's employment as the Cheif Executive Officer of the Company.

(6)	Mr. Walter will be appointed the Chief Executive Officer of the Company effective February 27, 2012 following the termination of Mr. Kugler’s employment as the Chief Executive Officer.

The following is biographical information on each of the persons listed above:

Mr. Dennis Bennie, Director (Chairman). Mr. Bennie became Chairman and a director of the Company on August 31, 2009. Prior to that, Mr. Bennie was a founding member of Adira Holding Co., now a wholly-owned subsidiary of the Company and its Chairman since inception in April 2009. Over the past 25 years, Mr. Bennie's has founded and managed several successful companies. In 1997, he founded the XDL Venture Capital Fund. One of its most noteworthy investments was a 1997 start-up, Delano Technology Corporation (NASD:DTEC). XDL Intervest, a $150 million fund was started in 1999 and is now fully invested. Mr. Bennie currently invests in private equity opportunities as the XDL Capital Group. From 1988 to 1996, Mr. Bennie was Chairman and CEO of Delrina Corporation, which was listed on both the Toronto Stock Exchange and NASDAQ. Mr. Bennie serves on several boards and also regularly serves on various charitable boards

Mr. Jeffrey Walter, Chief Executive Officer. Mr. Walter will be appointed the Company’s Chief Executive Officer effective February 27, 2012. He previously held positions with Nobel Energy, a large multi-national independent energy company with a market capitalization exceeding $18 billion, for 27 years. He presided over the team responsible for the largest gas discovery at the time in Israel. He directed programs increasing international oil reserves from 29% to 69% and gas reserves from 6% to 61% of overall corporate reserve base. Mr. Walter has actively explored for hydrocarbons in Argentina, Australia, China, Denmark, Ecuador, Equatorial Guinea, Gabon, Israel, Ireland, Netherlands, Norway, Portugal, Senegal, Spain, Tunisia, United Kingdom, Vietnam, as well as evaluations and recommendations in other countries and basins.

Mr. Hezi Kugler, Chief Executive Officer and Director (through February 24, 2012), Strategic Consultant. Mr. Kugler served as the Chief Executive Officer and Director of the Company from June 2, 2011 to February 24, 2012 and will continue to assist the Company as a Strategic Consultant effective February 27, 2012. Mr. Kugler replaced Ilan Diamond who served as the Company’s Chief Executive Officer from September 1, 2009 until March 1, 2011. Mr. Kugler has extensive experience in the energy infrastructure field in general and in Israel’s hydrocarbons market in particular. Prior to his position as Director General of MNI from 2006 – 2009, he was a leading project finance lawyer on major projects in the energy and water sectors in Israel. During his tenure as Director General of MNI, he was responsible for overseeing Israel’s power sector and oil and gas exploration and development on behalf of the government. Mr. Kugler led Israel’s negotiations with BG on development of the Gaza Marine natural gas reservoir off shore from Israel / the Palestinian Authority; he initiated Israel’s first LNG project and served as co-chairman of the government tender committee; he supervised closely development of Israel’s natural gas transmission system; and was responsible for development of Israel’s oil and LPG imports networks carried out through government-owned companies under his supervision. He holds a BA in Political Science from Bar-Ilan University and an LLB from Tel-Aviv University.

Mr. Alan Friedman, Executive Vice-President and Director. Mr. Friedman became Executive Vice-President and a director of the Company on August 31, 2009. Prior to joining the Company, Mr. Friedman was a founding member of Adira Holding Co. and has been its President since its inception in April 2009.Mr. Friedman is a South African attorney and a Director of the Canada-South Africa Chamber of Business. He is the founder, President and CEO of Rivonia Capital Inc., a firm that identifies opportunities in emerging markets, and enhances value through combining quality assets, management and financial and marketing support for early stage companies in the resource sector. He was formerly the Executive Vice-President for a Canadian finance firm, through which he facilitated significant capital raising for a number of public companies.

Mr. Alan Rootenberg, Chief Financial Officer (through January 11, 2011). Mr. Rootenberg is a chartered accountant with experience in the mineral exploration and technology industries. He has served as a senior executive in a number of publicly traded companies including serving as Chief Financial Officer and consultant to OTCBB and TSXV listed mineral exploration companies. Mr. Rootenberg was President and Chief Executive Officer of a publicly traded (TSXV) technology company from 1999 to 2007. Prior to that, he was a founding partner in a company that pioneered the development of multimedia and new media applications for the advertising industry. He has a Bachelor of Commerce degree from the University of the Witwatersrand in Johannesburg, South Africa and received his Chartered Accountant designation in both South Africa and in Ontario, Canada.

Mr. Daniel Bloch, Director and Secretary (through August 23, 2010). Mr. Bloch was a director of the Company from July 2010 to August 23, 2010. Prior to that, he served as corporate secretary of the Company from August 31, 2009 through to August 23, 2010. Mr. Bloch is a partner at Aird & Berlis LLP in Toronto, and member of the firm’s Corporate Finance Group and the Natural Resources Team. Mr. Bloch’s practice focuses on all areas of corporate finance, mergers and acquisitions and securities law. Mr. Bloch regularly represents and provides general corporate and securities law advice to publicly and privately held corporations in a wide variety of industries. He has developed a particular expertise in advising issuers and underwriters in connection with public and private financings. Mr. Bloch has a Bachelor of Administrative Studies as well as an LLB.

Eli Barkat, Director. Mr. Barkat became a Director of the Company on January 11, 2011. He is the CEO, chairman and co-founder of BRM. In 1988, Mr. Barkat co-founded BRM, an anti-virus software start-up sold to Symantec. Under Mr. Barkat's leadership, the BRM has been involved, either directly or via venture capital funds under its control, in some of the prominent exits including Checkpoint (NASDAQ: CHKP); Backweb (NASDAQ: BWEB); Passave (sold to PMC-Sierra); Oplus Technologies (sold to Intel); Whale Communications (sold to Microsoft) and Fraud Sciences (sold to eBay). Mr. Barkat is also the Chairman of DS-APEX and he currently sits on the board of Mediamind, GigaSpaces, SupportSpace and Pando Networks Together with his wife, Alona, he founded the BRM Institute of Technology and Society at Tel Aviv University, and serves on the Tel Aviv University’s Board of Governors. He holds a B.Sc in Computer Science and Mathematics from the Hebrew University of Jerusalem.

Yael Reznik-Cramer, Director. Ms. Reznik-Cramer became a Director of the Company on January 11, 2011. She is responsible for the BRM’s new business opportunities and BRM Capital's financial operations, financial reporting, taxation, information systems and administration. Prior to joining BRM, Ms. Reznik Cramer was Chief financial Officer of STAR Ventures in Israel for over nine years. Before joining STAR, Ms. Reznik Cramer was Controller at Lannet Data Communications Ltd. (NASDAQ: LANTF) and an Audit Team Manager at Bavli Milner, one of Israel's leading accounting firms. She currently sits on the boards of directors of each of Backweb Ltd. and Schema Ltd. Ms. Reznik Cramer is a Certified Public Accountant in Israel and holds a B.A degree in Accounting and Economics from the Hebrew University in Jerusalem and an MBA from Tel-Aviv University.

Mr. Colin Kinley, Director. Mr. Kinley became a director of the Company on August 31, 2009 and was a Senior Advisor of the Company from August 23, 2010 to December 15, 2011. Prior to that, he was Senior Vice President, Operations since August 31, 2009. Mr. Kinley is Chief Executive Officer of Kinley Exploration LLC, a specialized exploration company providing integrated program exploration and development management for both new and established oil and gas plays. Mr. Kinley has over 30 years of international experience in the exploration of frontier resource plays, 26 years as a senior executive for Layne Christensen and its predecessor companies. During his tenure at Layne he had executive oversight of multiple service companies and exploration and production operations, both domestically and internationally. More recently, Mr. Kinley was President of a Toronto based Botswana unconventional gas project, exploring and drilling numerous wells from a base he established in the Kalahari Desert. His experienced and practiced in both public and private company disciplines.

Mr. Glen Perry, Vice President of Exploration, Mr. Perry became a director on July 22, 2010. Mr. Perry previously served as a director of the Company from August 31, 2009 until he resigned for personal reasons during January 2010. Mr. Perry has a Masters degree in Petroleum Engineering from the University of Texas. Previously he served as a director, Chief Operating Officer and President of Zion Oil & Gas Inc., a US oil and gas company licensed in Israel and listed on the NASDAQ. In years prior to that he was a consultant to: Delek Drilling Ltd., National Petroleum Limited (Manager), Prairie Producing Company (Officer and Director), Exxon Company USA (now ExxonMobil Corporation) and Energy Reserves Group (now BHP).

Mr. Gadi Levin, Chief Financial Officer (from January 11, 2011) and Secretary. Mr. Levin became Chief Financial Officer of the Company’s Israeli subsidiaries in July 2010, Secretary of the Company in August 2010 and was appointed as the Company’s Chief Financial Officer in January 2011. Mr. Levin previously served as the Vice President of Finance and Chief Financial Officer for two Israeli investment houses in the fields of private equity, hedge funds and real estate (July 2008 to December, 2009 and January 2010 to June 2010, respectively). For the five years prior to that he worked as a financial consultant to the Prime Minister’s Office of the State of Israel. Mr. Levin began his career at the accounting firm, Arthur Andersen, where he worked in the Cape Town, London and Tel Aviv offices for nine years. He has a Bachelor of Commerce degree in Accounting and Information Systems from the University of the Cape Town, South Africa, and a post graduate diploma in Accounting from the University of South Africa. He received his Chartered Accountant designation in South Africa and has an MBA from Bar Ilan University in Israel.

Sheldon Inwentash, Independent Director. Mr. Sheldon has been a director of the Company since April 14, 2011. He has been the Chief Executive Officer and Chairman of Pinetree, a company he founded, since February 1992. Mr. Inwentash also serves as the Chairman and Chief Executive Officer of Brownstone, an energy-focused company with direct interests in oil and gas properties around the world. He serves as an Advisor of PowerOne Capital Markets Limited and has been the Chief Executive Officer of Mega Uranium Ltd. since May 30, 2000, also serving as its Chairman. He has over 25 years of experience in the investment industry and a deep understanding of progressive investment and financial management strategies. Mr. Inwentash served as the President of Mega Precious Metals Inc. (formerly, Mega Silver Inc. and Treat Systems Inc. Bc). He was a Partner at KBL Capital Partners Inc. and has been the Chairman of Titan Uranium Inc. since January 25, 2011. He has been a Director of X-Terra Resources Corporation since March 2009, U3O8 Corp. since April 2010, and of Brownstone, since 1988. In addition, he serves as a director of Alpha North General Partner Inc., the General Partner of AlphaNorth 2010 Flow-Through Limited Partnership. He has been a Director of Mega Uranium Ltd. since 1996 and a Director of Terreno Resources Corp. since November 2010. He has also been a Director of U308 Corp. since August 2010 and is a current Director of NSI Communications Inc. He has served as a Director of Pinetree Capital Corp. since February 1992, Unigold Inc. from October 9, 2003 to April 11, 2005, Brainhunter Inc. (formerly, Treklogic Technologies Inc.) since August 27, 2003, Aurelian Resources Inc. since June 2003, Enghouse Systems Ltd. since May 23, 1996, Visible Genetics Inc. since April 1994 and Akela Pharma Inc. (formerly, Lab International Inc.) since May 1, 2002. Mr. Inwentash served as a Director of Mega Precious Metals Inc. from October 31, 2001 to January 2008. He served as an Independent Director of Southern Star Resources Inc., since April 22, 2003, served as a Director of Manitex Capital, Inc. since June 1995 and served as a Director of Octagon Industries Inc. until May 2001. Mr. Inwentash is a Chartered Accountant and holds a Bachelor of Commerce from the University of Toronto.

Moshe Politi, Chief Geologist. Mr. Politi has 39 years of experience, specializing in the integration of multi-disciplinary aspects and methodologies of geology and geophysics into viable prospects in various environments: onshore, offshore, shallow and deep prospects, structurally complex (overthrust) and stratigraphic plays. Moshe received his Bachelor and Master Degrees in Geology from The Hebrew University in Jerusalem and is currently engaged in his PhD studies in Jerusalem.

Alon Polishuk, Vice President of Contracts Administration and Regulations. Mr. Polishuk brings over five years in Government Services of Israel, managing and co-coordinating mission critical programs and projects. He has extensive experience in project management, business development and expertise in legal analysis and critical examination. Mr. Polishuk specializes in Law and was admitted to the Israel Bar in 2001. He holds a BA, Business (Finance) from the Arison School of Business, as well as LLE, Radzyner School of Law, Interdisciplinary Center, Herzliya.

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

Cease trade orders, bankruptcies, penalties or sanctions

Penalties and Sanctions

No director or executive officer of the Company or, to our knowledge, a shareholder holding a sufficient number of our securities to materially affect the control of the Company, has been subject to any penalties or sanctions imposed by a court or securities regulatory authority relating to securities legislation, has entered into a settlement agreement with a securities regulatory authority, or been subject to any other penalties or sanctions imposed by a court or regulatory body, including a self regulatory body, that would likely be considered important to a reasonable security holder making an investment decision about the Company.

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

Promoters

Alan Friedman, Ilan Diamond, former Chief Executive Officer and Director of the Company, and Dennis Bennie took the initiative in organizing the Company and may be considered to have been promoters of the Company. See “Directors and Executive Officers” for details of the shareholders of such individuals.

B. Compensation

During the year ended December 31, 2010, we paid aggregate remuneration to our directors and officers as a group who served in the capacity of director or executive officer during such year of approximately $1.3 million, of which $419,000 relates to salaries to executive officers and $859,000 relates to share based compensation to executive officer and directors.

The following table sets forth the compensation paid by us to each of the directors and officers of the Company, or to a corporation controlled thereby, during the fiscal year ended on December 31, 2010:

Name	Position	Remuneration (U.S. dollars in thousands)	Share based compensation (U.S. dollars in thousands)	Total Compensation (U.S. dollars in thousands)
Dennis Bennie	Director, Chairman of the Board	-	160	160
Daniel Bloch	Director, until April 13, 2011	-	31	31
Ilan Diamond	Director from August 31, 2009 until April 13, 2011. Chief Operating Officer from August 31, 2009 to March 1, 2011	44	202	246
Colin Kinley	Director from August 17, 2009 to present President and Chief Operating Officer from July 22, 2010 to June 27, 2011	186	184	370
Alan Friedman	Director, Executive Vice President, Corporate Development	148	187	335
Glen Perry	Chairman of Technical Advisory Board from August 31, 2009 to December 24, 2009 Vice-President Operations from July 22, 2010 to present Director from August 31, 2009 to December 24, 2009 and July 19, 2010 to April 13, 2011	-	84	84
Alan Rootenberg	Chief Financial Officer from August 23, 2009 until January 11, 2011	39	54	93

(1)	Details of the securities holdings of each of the named persons, which constitute, in part, the share based compensation of such person, are provided under Item 6E of this Transition Report.

Compensation Discussion and Analysis

In assessing the compensation of our Company’s executive officers, we do not have in place any formal objectives, criteria or analysis; instead, we rely mainly on Board discussion. Currently, any material commitments, inclusive of remuneration, are required to be pre-approved by the Board.

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

Director Compensation

The Company has no arrangements, standard or otherwise, pursuant to which Directors are compensated by the Company for their services in their capacity as Directors, or for committee participation, involvement in special assignments or for services as consultant or expert during the most recently completed financial year or subsequently, up to and including the date of this Form 20-F, except for the consulting fees described in Item 7.B -Related Party Transactions of this Transition Report.

Long-Term Incentive Plan Awards

The Company did not make any long-term incentive plan awards during the year ended December 31, 2010 and 267 day period ended December 31, 2009.

Pension, Retirement or Similar Benefits

We do have amounts set aside to provide for pension, retirement or similar benefits.

Employment Agreements

We have entered into employment agreements with certain of our senior officers. The agreements contain, among other things, confidentiality, non-solicitation and non-competition covenants that will apply during the term of each officer’s employment and for a specific period of time after termination of their employment.

Each employment agreement provides for certain compensation arrangements upon termination on the occurrence of specified circumstances as described below. Generally, on a termination without cause or resignation for good reason, the officer will be entitled to a severance payment based on past salary and bonus levels, and outstanding and unvested incentives and other equity entitlements will accelerate to immediately vest and become exercisable. “Good reason” generally means (i) a material and adverse change in the officer’s status or position or a material reduction in his duties and responsibilities; (ii) a reduction in the officer’s base compensation; (iii) a relocation of the officer’s place of employment; (iv) the failure to pay material compensation when due; or (v) a change of control of the Company as defined below.

The employment agreements also provide for certain benefits in the event of a change of control of the Company. A “change of control” is defined in the employment agreements as (i) a tender or take-over offer (or series of related offers) completed for 50% or more of the Company’s outstanding voting securities; (ii) the amalgamation, merger or consolidation of the Company or the entry into an arrangement, as a result of which less than 50% of the outstanding voting securities of the surviving or resulting entity are owned by the former securityholders of the Company or its subsidiaries and affiliates; (iii) the sale or disposition by the Company of all or substantially all of its assets to another entity that is not wholly owned by the Company; or (iv) the acquisition by a person of 50% or more of the outstanding voting securities of the Company (whether directly, indirectly, beneficially or of record).

As of the date of this Transition Report, we have employment agreements with the following senior officers of the Company:

Mr. Hezi Kugler – Chief Executive Officer from June 1, 2011 to February 24, 2012

Effective June 1, 2011, we entered into an employment agreement with Kugler Development and Investments Ltd. (the “Kugler Service Company”), a company wholly owned by Mr. Kugler, pursuant to which Mr. Kugler agreed to provide his services to us in the capacity of Chief Executive Officer for a term to continue until terminated (the “Kugler Service Agreement”). Mr. Kugler’s employment as the Chief Executive Officer of the Company was terminated effective February 24, 2012 in accordance with the terms and conditions of the Kuguler Service Agreement.

Pursuant to the Kugler Service Agreement, Mr. Kugler reported to the Company's board of directors. Under the Kugler Service Agreement, Mr. Kugler was paid a monthly salary of 94,000 Israeli shekel (“NIS”) ($25,7011), excluding value added tax (“VAT”), and was entitled to, among other things, a vehicle allowance of up to NIS 170,000 ($45,3411). In addition, in accordance with the terms and conditions of the Kugler Service Agreement, the Company’s board of directors were to determine, on an annual basis, Mr. Kugler’s entitlement to a bonus.

The Kugler Service Agreement contains certain representations, warranties and covenants, including, among other things, standard confidentially, non-competition and non-solicitation covenants that will apply during the term of the Kugler Service Agreement and for a period of six months thereafter.

Pursuant to the Kugler Service Agreement, each party thereto was entitled to terminate the Kugler Service Agreement at any time during the first year following the effective date of the Service Agreement, by one month’s written notice, and during each year thereafter, by three months’ written notice. In addition, the Company was entitled to terminate the Kugler Service Agreement immediately without notice and/or payment in lieu thereof if the Kugler Service Company or Mr. Kugler materially breached the Kugler Service Agreement and such breach was not cured within 30 days from the date on which the Company informs the party of such breach. If the Kugler Service Agreement was terminated on or after June 2, 2012 due to a change of control in the Company (as defined in the Kugler Service Agreement), the Kugler Service Company was entitled to a payment equal to six months salary and a pro rata portion of Mr. Kugler’s annual bonus entitlement, if any.

Furthermore, in accordance with the terms and conditions of the Kugler Service Agreement, on Mr. Kugler’s termination without cause or resignation for good reason, the Kugler Service Company was entitled to a severance payment equal to six months salary and a pro rata portion of Mr. Kugler’s annual bonus entitlement, if any.

Mr. Hezi Kugler – Strategic Consultant effective February 27, 2012

We anticipate entering into an employment agreement with Kugler Service Company effective February 27, 2012 pursuant to which Mr. Kugler will agree to provide his services to us in the capacity of Strategic Consultant on a part-time basis of 93 hours per month as directed by the Company’s CEO for a term to continue until terminated (the “Kugler Consulting Agreement”).

Pursuant to the Kugler Consulting Agreement, Mr. Kugler will be paid a monthly salary of $8,000, excluding VAT, and $1,000 for each additional day (9 hours a day) should the Company request Mr. Kugler’s services for additional hours.

The Kugler Consulting Agreement contains certain representations, warranties and covenants, including, among other things, standard confidentially, non-competition and non-solicitation covenants that will apply during the term of the Kugler Consulting Agreement.

_________________________
1 Based on the exchange rate provided by the International Monetary Fund as at February 17, 2012.

Pursuant to the Kugler Consulting Agreement, each party thereto is entitled to terminate the Kugler Consulting Agreement at any time by one month’s written notice. In addition, the Company may terminate the Kugler Consulting Agreement immediately without notice and/or payment in lieu thereof if, among other things, the Kugler Service Company or Mr. Kugler materially breach the Kugler Consulting Agreement and such breach is not cured within 30 days from the date on which the Company informs the party of such breach.

Notwithstanding the foregoing, those options which have vested on behalf of the Kugler Service Company as of the date of the Kugler Consulting Agreement, and those options which will vest on behalf of the Kugler Service Company on May 31, 2012, and those options which will vest on behalf of the Kugler Service Company on November 30, 2012 (collectively, the “Committed Vested Options”), will belong to the Kugler Service Company in any event of termination of the Kugler Consulting Agreement prior to the last of the dates mentioned above and will be exercisable by the Kugler Service Company. In any event of termination of the Kugler Consulting Agreement prior to said last dates, the Kugler Service Company will be entitled to exercise the Committed Vested Options within 30 (thirty) days of the last date mentioned above, unless Kugler Consulting Agreement is terminated for cause (as defined therein) in which case the Committed Vested Options will be exercisable within 30 (thirty) days of said date of termination.

Pursuant to the Kugler Consulting Agreement, all other options (that is: except for the Committed Vested Options) that are exercisable by the Kugler Service Company, by February 27, 2012, being 1,422,636 options, will be cancelled as of that date.

Mr. Alan Friedman – Chief Business Development Officer

Effective May 1, 2011, we entered into an employment agreement with Rivoinia Capital Inc (the “Friedman Service Company”), a company wholly owned by Mr. Friedman, pursuant to which Mr. Friedman agreed to provide his services to us in the capacity of Chief Business Development Officer for a term to continue until terminated (the “Friedman Service Agreement”). Mr. Friedman reports to the Company’s CEO.

Under the Friedman Service Agreement, Mr. Friedman is paid a monthly salary of CDN$12,000 (excluding VAT). In addition, in accordance with the terms and conditions of the Friedman Service Agreement, the Company’s board of directors will determine, on an annual basis, Mr. Friedman’s entitlement to a bonus.

The Friedman Service Agreement contains certain representations, warranties and covenants, including, among other things, standard confidentially, non-competition and non-solicitation covenants that will apply during the term of the Friedman Service Agreement and for a period of six months thereafter.

Pursuant to the Friedman Service Agreement, each party thereto is entitled to terminate the Friedman Service Agreement at any time during the first year following the date of the Friedman Service Agreement, by one month’s written notice, and during each year thereafter, by three months’ written notice. In addition, the Company is entitled to terminate the Friedman Service Agreement immediately without notice and/or payment in lieu thereof if the Friedman Service Company or Mr. Friedman materially breach the Friedman Service Agreement and such breach is not cured within 30 days from the date on which the Company informs the party of such breach. If the Friedman Service Agreement is terminated due to a change of control in the Company (as defined in the Friedman Service Agreement), the Friedman Service Company is entitled to a payment equal to six months salary and a pro rata portion of Mr. Friedman’s annual bonus entitlement, if any.

Furthermore, in accordance with the terms and conditions of the Friedman Service Agreement, on Mr. Friedman’s termination without cause or resignation for good reason, the Friedman Service Company is entitled to a severance payment equal to six months salary and a pro rata portion of Mr. Friedman’s annual bonus entitlement, if any.

Mr. Jeffery Walter – Chief Executive Officer from February 27, 2012

We anticipate entering into an employment agreement with Mr. Walter effective February 27, 2012 pursuant to which Mr. Walter will agree to provide his services to us in the capacity of Chief Executive Officer for a term to continue until terminated (the “ Walter Employment Agreement”). Mr. Walter will report to the Company’s board of directors.

Under the Walter Employment Agreement, Mr. Walter is to be paid a monthly salary of CDN$28,000, excluding VAT and is entitled to, among other things, remuneration for his transportation and accommodation expenses while physically present in the State of Israel. In addition, in accordance with the terms and conditions of the Walter Employment Agreement, the Company’s board of directors will determine, on an annual basis, Mr. Walter’s entitlement to a bonus.

The Walter Employment Agreement contains certain representations, warranties and covenants, including, among other things, standard confidentially, non-competition and non-solicitation covenants that will apply during the term of the Walter Employment Agreement and for a period of six months thereafter.

Pursuant to the Walter Employment Agreement, each party thereto will be entitled to terminate the Walter Employment Agreement at any time by one month’s written notice, and during each year thereafter, by three months’ written notice. In addition, the Company is entitled to terminate the Walter Employment Agreement immediately without notice and/or payment in lieu thereof if Mr. Walter has materially breached the Walter Employment Agreement. If the Walter Employment Agreement is terminated due to a change of control in the Company (as defined in the Walter Employment Agreement), Mr. Walter is entitled to a payment equal to up to twelve months salary and a pro rata portion of Mr. Levin’s annual bonus entitlement, if any. In addition, subject to the approval of the Board and subject to the Company’s stock option plan, upon the occurrence of a change of control, 50% of each portion of unvested options which have been granted to Mr. Walter will be accelerated and be vested upon such change of control, and the remaining 50% of each portion of unvested option will vest on the earlier of the first anniversary of the change of control or upon the termination of the Walter Employment Agreement by the Company without cause during the 12-month period following the change of control.

Furthermore, in accordance with the terms and conditions of the Walter Employment Agreement, on Mr. Walter’s termination without cause or resignation for good reason, Mr. Walter will be entitled to a severance payment equal to twelve months salary and a pro rata portion of Mr. Walter’s annual bonus entitlement, if any.

Mr. Gadi Levin – Chief Financial Officer

Effective July 21, 2010, we entered into an employment agreement with Mr. Levin pursuant to which Mr. Levin agreed to provide his services to us in the capacity of Chief Financial Officer for a term to continue until terminated (the “ Levin Employment Agreement”). Mr. Levin reports to the Company’s CEO.

Under the Levin Employment Agreement, Mr. Levin is paid a monthly salary of NIS 40,000 ($10,7011), excluding VAT. In addition, in accordance with the terms and conditions of the Levin Employment Agreement, the Company’s board of directors will determine, on an annual basis, Mr. Levin’s entitlement to a bonus.

The Levin Employment Agreement contains certain representations, warranties and covenants, including, among other things, standard confidentially, non-competition and non-solicitation covenants that will apply during the term of the Levin Employment Agreement and for a period of six months thereafter.

Pursuant to the Levin Employment Agreement, each party thereto is entitled to terminate the Levin Employment Agreement at any time by two months’ written notice. In addition, the Company is entitled to terminate the Levin Employment Agreement immediately without notice and/or payment in lieu thereof if Mr. Levin has materially breached the Levin Employment Agreement and such breach is not cured within 30 days from the date on which the Company informs Mr. Levin of such breach. If the Levin Employment Agreement is terminated due to a change of control in the Company (as defined in the Levin Employment Agreement), Mr. Levin is entitled to a payment equal to six months salary and a pro rata portion of Mr. Levin’s annual bonus entitlement, if any. Also, in case the Levin Employment Agreement is terminated due to change of control (as such term is defined in the Levin Employment Agreement) the vesting period of the options granted to Mr. Levin shall be accelerated according to the provisions of the Levin Employment Agreement.

Furthermore, in accordance with the terms and conditions of the Levin Employment Agreement, on Mr. Levin’s termination without cause or resignation for good reason, Mr. Levin is entitled to a severance payment equal to six months salary and a pro rata portion of Mr. Levin’s annual bonus entitlement, if any.

Mr. Alon Polishuk – Vice President Contracts and Regulation

Effective August 1, 2011, we entered into an employment agreement with Mr. Polishuk pursuant to which Mr. Polishuk agreed to provide his services to us in the capacity of Vice President Contracts and Regulation for a term to continue until terminated (the “Polishuk Employment Agreement”). Mr. Polishuk reports to the Company’s CEO.

Under the Polishuk Employment Agreement, Mr. Polishuk is paid a monthly salary of NIS 35,000 ($9,3631), excluding VAT, and is entitled to, among other things, a vehicle allowance of up to NIS 130,000 ($34,7781). In addition, in accordance with the terms and conditions of the Polishuk Employment Agreement, the Company’s board of directors will determine, on an annual basis, Mr. Polishuk’s entitlement to a bonus.

The Polishuk Employment Agreement contains certain representations, warranties and covenants, including, among other things, standard confidentially, non-competition and non-solicitation covenants that will apply during the term of the Polishuk Employment Agreement and for a period of six months thereafter.

Pursuant to the Polishuk Employment Agreement, each party thereto is entitled to terminate the Polishuk Employment Agreement at any time during the first year following the date of the Polishuk Employment Agreement, by one month’s written notice, and during each year thereafter, by three months’ written notice. In addition, the Company is entitled to terminate the Polishuk Employment Agreement immediately without notice and/or payment in lieu thereof if Mr. Polishuk materially breaches the Polishuk Employment Agreement and such breach is not cured within 30 days from the date on which the Company informs Mr. Polishuk of such breach. If the Polishuk Employment Agreement is terminated due to a change of control in the Company (as defined in the Polishuk Employment Agreement), Mr. Polishuk is entitled to a payment equal to six months salary and a pro rata portion of Mr. Polishuk’s annual bonus entitlement, if any.

Furthermore, in accordance with the terms and conditions of the Polishuk Employment Agreement, on Mr. Polishuk’s termination without cause or resignation for good reason, Mr. Polishuk is entitled to a severance payment equal to six months salary and a pro rata portion of Mr. Polishuk’s annual bonus entitlement, if any.

Mr. Moshe Politi – Chief Geologist

Effective August 1, 2011, we entered into an employment agreement with Mr. Politi pursuant to which Mr. Politi agreed to provide his services to us in the capacity of Chief Geologist for a term to continue until terminated (the “Politi Employment Agreement”). Mr. Politi reports to the Company’s CEO.

Under the Politi Employment Agreement, Mr. Politi is paid a monthly salary of NIS 33,000 ($8,8281), excluding VAT, and is entitled to, among other things, a vehicle allowance of up to NIS 130,000 ($34,7781). In addition, in accordance with the terms and conditions of the Politi Employment Agreement, the Company’s board of directors will determine, on an annual basis, Mr. Politi’s entitlement to a bonus.

The Politi Employment Agreement contains certain representations, warranties and covenants, including, among other things, standard confidentially and non-competition and non-solicitation clauses effective during the term of the Politi Employment Agreement and for a period of six months thereafter.

Pursuant to the Politi Employment Agreement, each party thereto is entitled to terminate the Politi Employment Agreement at any time during the first year following the date of the Politi Employment Agreement, by one month’s written notice, and during each year thereafter, by three months’ written notice. In addition, the Company is entitled to terminate the Politi Employment Agreement immediately without notice and/or payment in lieu thereof if Mr. Politi materially breaches the Politi Employment Agreement and such breach is not cured within 30 days from the date on which the Company informs them of such breach. If the Politi Employment Agreement is terminated due to a change of control in the Company (as defined in the Politi Employment Agreement), Mr. Politi is entitled to a payment equal to six months salary and a pro rata portion of Mr. Politi’s annual bonus entitlement, if any.

Furthermore, in accordance with the terms and conditions of the Politi Employment Agreement, on Mr. Politi’s termination without cause or resignation for good reason, Mr. Politi is entitled to a severance payment equal to six months salary and a pro rata portion of Mr. Politi’s annual bonus entitlement, if any.

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

The Board conducts an annual review and assessment of the performance of the Chairman and Chief Executive Officer and the other senior executive officers of the Company.

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

Audit and Compensation Committees

We have an audit committee and audit committee charter. A copy of our audit committee charter was filed as an exhibit to our Form 10-KSB filed for the Company’s 2003 fiscal year. The function of the audit committee is to monitor the veracity of the financial and regulatory reports produced by the Company, and the controls that are in place to ensure the opportunities for fraud or material error in our financial statements are minimized. The current audit committee is comprised of Dennis Bennie, Sheldon Inwentash and Yael Reznik-Cramer.

The Board has determined that all members of the Audit Committee meet the SEC’s definition of an “audit committee financial expert”, as defined in Item 401(e)(2) of Regulation S-B. The Board has also determined that all members of the Audit Committee meet the definition of an “independent director”, as defined in Rule 121A of the American Stock Exchange Company Guide.

We have a compensation committee comprised of Dennis Bennie, Yael Reznik-Cramer and Sheldon Inwentash. Currently, any material commitments, inclusive of remuneration, are required to be pre-approved by the Board, following recommendation of the compensation committee

We have a disclosure committee and a disclosure committee charter. Our disclosure committee is comprised of all of our officers and directors. The purpose of the committee is to provide assistance to the Chief Executive Officer and the Chief Financial Officer in fulfilling their responsibilities regarding the identification and disclosure of material information about us, and the accuracy, completeness and timeliness of our financial reports.

D. Employees

As of December 31, 2010, we and our subsidiaries together employed a total of 14 full-time employees, out of which 10 are employed in Israel and 5 in North America, as well as engaged the services of seven consultants who performed management and professional functions.

None of the Company’s employees are part of a collective bargaining unit. Management believes that its relations with its employees and consultants are good.

Israeli Employment Law and Practices

The Company's employees are located in Israel. Certain provisions of Israeli employment laws and of extension orders based upon provisions of the collective bargaining agreements between the Histadrut (i.e., the General Federation of Labor in Israel) and the Coordination Bureau of Economic Organizations (including the Industrialists’ Associations) are applicable to employees in Israel by order of the Israeli Ministry of Labor. These provisions concern principally the length of the work day, minimum daily wages for professional workers, insurance for work-related accidents, procedures for dismissing employees, determination of severance pay and other conditions of employment.

Israeli law generally requires severance pay, which may be funded by Managers' Insurance described below in this section upon the retirement or death of an employee or termination of employment without cause (as defined in the law). The payments thereto amount to approximately 8.33% of wages. Furthermore, Israeli employees and employers are required to pay predetermined sums to the National Insurance Institute, which is similar to the United States Social Security Administration. Such amounts also include payments for national health insurance. The payments to the National Insurance Institute are equal to approximately 16.3% of the wages, of which the employee contributes approximately 66% and the employer contributes approximately 34%. In addition, Israeli law requires employers to make mandatory pension payments on behalf of their employees.

A general practice followed, although not legally required, is the contribution of additional funds on behalf of employees to a fund known as Managers' Insurance. This fund provides a combination of savings plan, insurance and severance pay benefits to the employee, giving the employee a lump sum payment upon retirement and securing the severance pay, if legally entitled, upon termination of employment. The employer decides which employees are entitled to participate in the plan, and each employee who agrees to participate, contributes an amount equal to 5% of his or her salary, and the employer contributes between 13.3% and 15.8% of the employee's salary which also includes the mandatory pension payments required by applicable law.

E. Share Ownership

Shares

The shareholdings of our officers and directors are set forth below as of the date hereof.

Holder name	No. of Shares Held	Percentage of holding		Percentage of holding in full dilution (1)
		% in capital	% in voting	% in capital	% in voting
Dennis Bennie(2)	6,261,068	6.20%	6.20%	4.98%	4.98%
Allan Friedman(3)	5,988,267	5.90%	5.90%	4.77%	4.77%
Colin Kinley(4)	50,000	0.00%	0.00%	0.04%	0.04%
Sheldon Inwentash(5)	4,956,267	4.87%	4.87%	3.93%	3.93%
Eli Barkat(6)	10,000,000	9.80%	9.80%	7.96%	7.96%

(1)	In full dilution means with the exercise of non negotiable warrants and options which were allotted to the Company’s employees and officers and to private investors.

(2)

Mr. Dennis Bennie is an interested party in the Company by virtue of his holdings and by virtue of serving as the chairman of the Company's board of directors. Mr. Bennie indirectly holds all of the shares through companies controlled by him and through his spouse.

(3)

Mr. Allan Friedman is an interested party in the Company by virtue of his holdings and by virtue of serving as a director and as the Company’s chief business development officer. Mr. Friedman holds directly 4,953,600 shares and 150,000 options, and indirectly, through his spouse, 1,034,667 shares and 75,000 warrants.

(4)	Mr. Colin Kinley is an interested party in the Company by virtue of his holdings and by virtue of serving as a director in the Company.

(5)

Mr. Sheldon Inwentash is an interested party in the Company by virtue of his holdings and by virtue of serving as a director in the Company. Mr. Sheldon Inwentash holds directly 1,528,000 shares of the Company and indirectly through companies held thereby and through his spouse.

(6)	Mr. Eli Barkat beneficially owns his shares through BRM, a private investment company controlled by him.

Options

The stock options, exercisable into common shares of the Company, held by our officers and directors are set forth below as of the date hereof.

Name	Position	Allotment date	Expiration date	Exercise price (US Dollar)	Vesting date(1)	Total
Dennis Bennie	Chairman of the board	Aug. 20, 2009	Aug. 19, 2014	$0.25	A	396,000
		Jan. 28, 2010	Jan. 28, 2015	$0.60	E	250,000
		Jan 11, 2011	Jan. 11, 2016	$0.80	I	100,000
Hezi Kugler	CEO Of the Company	June 1, 2011	May 31, 2016	$0.50	M	2,276,218
Sheldon Inwentash	Director	June 27, 2011	June 24, 2016	$0.51	N	100,000
Alan Friedman	Executive Vice President, Corporate Development and Director	Aug. 20, 2009	Aug. 19, 2014	$0.25	A	396,000
		Aug. 20, 2009	Aug. 19, 2014	$0.25	C	250,000
		Jan. 28, 2010	Jan. 28, 2015	$0.60	E	250,000
		Jan 11, 2011	Jan 11, 2016	$0.80	I	150,000
Colin Kinley	President, Chief Operating Officer and Director	Aug. 20, 2009	Aug. 19, 2014	$0.25	B	400,000
		Sep. 23, 2009	Sep. 23, 2014	$0.25	D	250,000
		Jan. 28, 2010	Jan. 28, 2015	$0.60	E	250,000
		Jan 11, 2011	Jan. 11, 2016	$0.80	I	800,000
		Mar. 17, 2011	Sep. 17, 2017	$0.73	J	100,000
Gadi Levin	Chief Financial Officer	July 22, 2010	July 22, 2015	$0.60	H	250,000
		May 3, 2011	May 2, 2016	$0.63	L	250,000
Yael Reznik Cramer	Director, Former Interim CEO	Jan. 11, 2011	Jan. 11, 2016	$0.80	I	100,000
		Mar. 17, 2011	Mar. 17, 2016	$0.72	K	200,000
Eli Barkat	Director	Jan. 11, 2011	Jan. 10, 2016	$0.80	I	100,000

(1)	For specification of the vesting dates in accordance with the option class refer to Item 5A of this Transition Report.

Each option may be exercised to purchase one of our common shares at the exercise price.

Warrants

The share purchase warrants held by our officers and directors are set forth below as of the date hereof.

Name	Position	Allotment date	Expiration date	Exercise price	Total
Dennis Bennie	Chairman of the Board	Nov. 22, 2010	Nov. 22, 2013	$0.55	157,000
Alan Friedman	Executive Vice President, Corporate Development and Director	Nov. 22, 2010	Nov. 22, 2013	$0.55	75,000
Colin Kinley	President, Chief Operating Officer, and Director	Nov. 22, 2010	Nov. 22, 2013	$0.55	25,000
Sheldon Inwentash	Director	Nov. 22, 2010	Nov. 22, 2013	$0.55	500,000
Eli Barkat(1)	Director	Nov. 22, 2010	Nov. 22, 2013	$0.55	5,000,000

(1) Mr. Barkat beneficially owns his share purchase warrants through BRM.

Each warrant may be exercised to purchase one of our common shares at the exercise price.

Equity Compensation Plans

The following table summarizes our compensation plans under which equity securities are authorized for issuance as at December 31, 2010.

Plan Category	Number of securities to be issued upon exercise of outstanding options, warrants and rights	Weighted-average exercise price of outstanding options, warrants and rights	Number of securities remaining available for future issuance under equity compensation plans(1) (excluding securities reflected in the second column)
Equity compensation plans approved by securityholders	5,659,000	$0.39	3,555,000
Equity compensation plans not approved by securityholders	NIL	$0.25	N/A
Total:	5,659,000	$0.39	3,555,000

(1)

The number of securities remaining available for future issuance under our 10% rolling stock option plan as at the end of our most recently completed financial year is calculated on the basis of 10% of the Company’s issued and outstanding shares as at such date (being 10% of 90,140,001 = 9,014,000).

On August 31, 2009, our board of directors adopted a new 10% rolling stock option plan (the “New Stock Option Plan”) to replace the existing plan The New Stock Option plan was ratified by the shareholders of the Company of December 17, 2009.

The purpose of the New Stock Option Plan continues to be to allow the Company to grant options to directors, officers, employees and consultants, as additional compensation, and as an opportunity to participate in the success of the Company. The granting of such options is intended to align the interests of such persons with that of the shareholders. Options will be exercisable over periods of up to ten years as determined by the Board and are required to have an exercise price no less than the fair market value of the Company’s common shares, as determined in accordance with the New Stock Option Plan. Pursuant to the New Stock Option Plan, the Board may from time to time authorize the issue of options to directors, officers, employees and consultants of the Company and its subsidiaries or employees of companies providing management or consulting services to the Company or its subsidiaries.

The maximum number of common shares which may be issued pursuant to options previously granted and those granted under the New Stock Option Plan will be a maximum of 10% of the issued and outstanding common shares at the time of the grant. In addition, the number of shares which may be reserved for issuance to any one individual may not exceed 5% of the issued shares on a yearly basis or 2% if the optionee is engaged in investor relations activities or is a consultant. The New Stock Option Plan contains no vesting requirements, but permits the Board to specify a vesting schedule in its discretion.

As of the date of this Transition Report, 12,435,218 options had been granted under the New Stock Option Plan as follows:

1.

On August 31, 2009, 3,334,000 options were granted to the former holders of Adira Energy stock options, in exchange for previously outstanding Adira Energy options. The exercise price per common share of these options is $0.25. These options will expire on August 19, 2014 and are subject to various vesting terms.

2.

On September 23, 2009, 650,000 options were granted to certain directors and officers of the Company. The exercise price per common share of these options is $0.25. These options will expire on September 23, 2014 and are subject to various vesting terms.

3.

On January 27, 2010, 1,820,000 options were granted to certain directors and officers of the Company. The exercise price per common share of these options is $0.60. These options will expire on January 26, 2015 and are subject to various vesting terms

4.

In March 2010, 270,000 options with an exercise price of $0.25 were cancelled and in June 2010, 250,000 Options with an exercise price of $0.25 and 550,000 options with an exercise price of $0.60 were cancelled.

5.

On July 22, 2010, 925,000 options were granted to certain directors and officers of the Company. The exercise price per common share of these options is $0.60. These options will expire on July 22, 2015 and are subject to various vesting terms.

6.

On January 11, 2011, 1,650,000 options were granted to certain directors and officers of the Company. The exercise price per common share of these options is CDN$0.80. These options will expire on January 11, 2016 and are subject to various vesting terms.

7.

On March 17, 2011, 300,000 options were granted to two officers of the Company. Terms of the options include an exercise price of CDN$0.72 per common share. 100,000 of the options vest as follows: 12.5% of the options granted every six months with the initial amount vested on September 17, 2011, resulting in the options being fully vested on September 17, 2015. These options expire on March 17, 2016. 200,000 of the options vested on September 17, 2011 and expire on March 17, 2016.

8.

On May 3, 2011, 505,000 options were granted to a certain officer and a number of employees of the Company. The exercise price per common share of these options is CDN$0.60. Terms of these options include an exercise price of CDN$0.60 per common share, a vesting schedule allowing for 12.5% of the options to vest by November 2, 2011with an additional 12.5% vesting each subsequent 6 month period until the options are fully vested on December 2, 2015. The options expire on May 2, 2016.

9.

On June 1, 2011, 2,276,218 options were granted to Mr. Hezi Kugler concurrent with his appointment as permanent Chief Executive Officer of the Company. Terms of these options include an exercise price of CDN$0.50 per common share, a vesting schedule allowing for the vesting of 12.5% of the options granted every six months with the initial amount vested on December 1, 2011, resulting in the options being fully vested on December 11, 2015. The options expire on June 1, 2016. The agreement with Mr. Kugler also provides for an acceleration of vesting if the event of a change of control occurring in the Company.

10.

On June 24, 2011, 100,000 options were granted to a certain director of the Company. Terms of these options include an exercise price of CDN$0.50 per common share, a vesting schedule allowing for the vesting of 12.5% of the options granted every six months with the initial amount vested on December 24, 2011, resulting in the options being fully vested on December 24, 2015. The options expire on June 24, 2016.

11.

On September 8, 2011, 250,000 options were granted to a certain employee of the Company. Terms of these options include an exercise price of CDN$0.50 per common share, and a vesting schedule allowing for the vesting of 12.5% of the options granted every six months with the initial amount vesting on February 1, 2012, resulting in the options being fully vested on August 1, 2015. The options expire on August 31, 2016.

12.

On December 1, 2011, 625,000 options were granted to certain employees of the Company. Terms of the options include an exercise price of CDN$0.50 per common share, a vesting schedule allowing for the vesting of 12.5% of the options granted every six months with the initial amount vesting on June 1, 2012, resulting in the options being fully vested on December 1, 2015. The options expire on December 1, 2016.

On January 11, 2011, the Board of Directors adopted an annex to the New Stock Option Plan applicable to optionees who are residents of the State of Israel at the date of grant or those who are deemed to be residents of the state of Israel for the payment of tax at the date of grant. The provisions specified therein form an integral part of the New Stock Option Plan and is to be read as a continuation of the New Stock Option Plan and only modifies options granted to Israeli optionees so that they comply with the requirements set by the Israeli law in general, and in particular with the provisions of Section 102 of the Israeli Income Tax Ordinance, as may be amended or replaced from time to time. In connection with options granted to Israeli optionees under the New Stock Option Plan, the Board of Directors selected the capital gains tax track pursuant to the Israeli tax legislation which came into effect on January 1, 2003. For more details see “Item 10—Additional Information— Taxation—Employee Stock Options.”

ITEM 7	MAJOR SHAREHOLDER AND RELATED PARTY TRANSACTIONS

A.	Major Shareholders

Major Shareholders

We are a publicly-held corporation, with our shares held by residents of the United States, Canada and other countries. To the best of our knowledge, no person, corporation or other entity beneficially owns, directly or indirectly, or controls more than 5% of our common shares, except as follows:

Name	Number of Common Shares Owned(1)	Percentage(2)
Dennis Bennie	6,261,068(3)	6.2%
Alan Friedman	5,988,267(5)	5.88%
BRM Group Ltd. (6)	10,000,000	9.83%
Lapidoth Israel Oil Prospectors Corp. Ltd.(7)	6,250,000	6.14%
Quantom Fund L.P. (8)	10,438,871	10.26%

(1)

Based on beneficial share ownership data as of the date hereof. For these purposes, “beneficial ownership” means the sole or shared power to vote or direct the voting or to dispose or direct the disposition of any security. Unless otherwise indicated, each shareholder listed has sole voting or dispositive power with respect to such common shares.

(2)	Based 101,768,453 of our common shares issued and outstanding as of the date of this filing.

(3)	Includes 100,000 shares held by spouse.

(4)	Includes 140,000 shares held by spouse.

(5)	Includes 884,667 held by spouse.

(6)	BRM is a private investment company beneficially owned by Mr. Eli Barkat, Mr. Nir Barkat and Mr. Yuval Rakav.

(7)	Lapidoth Israel Oil Prospectors Corp. Ltd. is beneficially owned by Mr. Yaakov Luxembourg.

(8)	Quantum Fund LP is a foreign investment fund managed by Soros Fund Management LLC.

Each of our common shares entitles the holder thereof to one vote.

Significant Changes in Ownership.

For significant changes of ownership of the holdings of the major shareholders, please see Item 4A –“Acquisition of Adira Energy” and “Adira Financing”.

Geographic Breakdown of Shareholders

As of December 31, 2010, our shareholder register indicates that our common shares are held as follows:

Location	Number of Shares	Percentage of Total Shares	Number of Registered Shareholders of Record
United States	1,695,776	1.88%	57
Canada	56,104,009	62.24%	101
Other	32,340,216	35.88%	32
Total	90,140,001	100%	190

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

B. Related Party Transactions

No director or senior officer of the Company, and no associate or affiliate of the foregoing persons, and no insider has or has had any material interest, direct or indirect, in any transactions, or in any proposed transaction, which in either such case has materially affected or will materially affect us or our predecessors during the year ended December 31, 2010, and for the 267 day period ended December 31, 2009 except as follows:

(a)

During the year ended December 31, 2010, the Company incurred $574,000 in consulting fees and operating expenses to private companies which are controlled by directors or officers of the Company (267 day period ended period ended December 31, 2009 - $65,000).

These transactions are in the normal course of operations and are measured at the exchange amount, which is the amount of consideration established and agreed to by the related parties.

(b)	Compensation of key management personnel:

For the purpose of related party disclosure accordance with IASB 24, directors, the CEO, CFO, COO and executive vice president are considered key management personnel.

	Year ended	267-day period
	December 31,	ended
	2010	December 31,
		2009
	U.S. dollars in thousands
Short-term employee benefits	$375	$65
Share based compensation	772	735
	$1,147	$800

Dennis Bennie, Ilan Diamond and Alan Friedman purchased an aggregate of 9,736,167 common shares of Adira Energy (3,493,270, 2,670,589 and 3,572,308 common shares, respectively) at a price of CDN$0.05 per share, such amount being the approximate amount of personal expenses incurred primarily by the Dennis Bennie, Ilan Diamond, Alan Friedman in conducting the business prior to incorporation. An aggregate of 1,250,000 common shares of Adira Energy (625,000, 625,000 and 0 common shares, respectively) were subsequently directly and beneficially purchased at a price of $0.05 per share. The shares of Adira Energy were subsequently split resulting in these three individuals holding, beneficially and directly, 15,234,151 shares (5,710,668, 4,569,883 and 4,953,600 respectively). Post split, an aggregate of 236,400 common shares of Adira Energy (236,400, 0 and 0 common shares, respectively) were subsequently purchased at a price of $0.25 per share. These shares were subsequently exchanged for an equivalent number of shares of the Company on completion of the acquisition of Adira Energy pursuant to the Securities Exchange Agreement dated August 4, 2009 among the Company, Adira Energy, Dennis Bennie, Ilan Diamond and Alan Friedman.

C. Interests of Experts and Counsel

Not applicable.

ITEM 8	FINANCIAL INFORMATION

A.	Consolidated Statements and Other Financial Information

Financial Statements

The financial statements required as part of this Transition Report on Form 20-F are filed under Item 17 of this Transition Report.

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

B. Significant Changes

We have not experienced any significant changes since the date of the financial statements included with this Transition Report on Form 20-F except as disclosed in this Transition Report on Form 20-F.

ITEM 9	THE OFFER AND LISTING

Common Shares

Our authorized capital consists of an unlimited number of common shares without par value, of which 90,140,001 common shares and are issued and outstanding as of December 31, 2010 and 62,640,001 as of December 31, 2009. All shares are initially issued in registered form. Except for the escrowed shares (see below) there are no restrictions on the transferability of our common shares imposed by our constituting documents.

The common shares entitle their holders to: (i) vote at all meetings of our shareholders except meetings at which only holders of specified classes of shares are entitled to vote, having one vote per common share, (ii) receive dividends at the discretion of our board of directors; and (iii) receive our remaining property on liquidation, dissolution or winding up.

A. Offer and Listing Details – Price History

Trading Markets

The Company’s current trading symbol on the TSXV is “ADL”. The Company also trades on the OTCBB with the trading symbol “ADENF” and on the Frankfurt Stock Exchange with the trading symbol “AORLB8”.

The following table shows the progression in the high and low closing trading prices of our common shares on the OCTBB for the periods listed.

	High ($)	Low ($)
Annual (fiscal year)
2010	0.74	0.22
2009	0.38	0.03

Quarterly
Fiscal 2010
Fourth Quarter	0.15	0.25
Third Quarter	0.6	0.28
Second Quarter	0.74	0.39
First Quarter	0.54	0.22

Fiscal 2009
Fourth Quarter	0.38	0.21
Third Quarter	0.38	0.06
Second Quarter	0.10	0.05
First Quarter	0.12	0.03

Monthly
December 2010	0.90	0.45
November 2010	0.55	0.35
October 2010	0.48	0.33
September 2010	0.50	0.34
August 2010	0.50	0.29

The following table shows the progression in the high and low closing trading prices of our common shares on the TSXV for the periods listed.

	High ($)	Low ($)
December 2010	0.9	0.55

Escrowed Securities

Pursuant to our listing on the TSXV in December 2010, a number of our common shares are subject to escrow pursuant to the policies of the TSXV, As of December 31, 2010, the following securities were subject to escrow:

	Number of Securities held in
	escrow or that are subject to a
	contractual restriction on
Designation of Class	transfer	% of Class(1)
Common Shares	27,146,100	30.12%
Options	2,705,600	13.85%
Warrants	112,290	1.98%

(1) Based on 90,140,001 Common Shares, 19,536,270 Options and 5,659,000 Warrant issued and outstanding as at December 31, 2010.

B. Plan of Distribution

Not applicable.

C. Markets

Our common shares are traded on the TSXV under the symbol “ADL” and in the United States on the OTC Bulletin Boardunder the symbol “ADENF” and on the Frankfurt Stock Exchange under the symbol “AORLB8”.

D. Selling Shareholders

Not applicable.

E. Dilution

Not applicable.

F. Expenses of the Issue

Not applicable.

ITEM 10	ADDITIONAL INFORMATION

A.	Share Capital

Not applicable.

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

C. Material Contracts

The material contracts to which we are a party which were entered into during the last two years are as follows:

  Agency Agreement between Adira Energy and DS Apex and Mergers Ltd. dated November 22, 2010 in connection with the part of the Adira Financing placed by DS Apex Mergers & Acquisitions Ltd. in certain jurisdictions, excluding Canada and the United States of America. , as described in Item 4.A of this Form 20-F. A copy of this Agency agreement is attached hereto as Exhibit 4.4.

  Nominee agreement with BRM relating to the appointment of directors on behalf of BRM. A copy of the Nominee agreement is attached hereto as Exhibit 4.5.

D. Exchange Controls

There is no limitation imposed by Canadian law or by the charter or other constituent documents of the Company on the right of a non-resident to hold or vote common shares of the Company. However, the Investment Canada Act (Canada) (the “Investment Act”) has rules regarding certain acquisitions of shares by non-residents, along with other requirements under that legislation.

The following discussion summarizes the principal features of the Investment Act for a non-resident who proposes to acquire common shares of the Company. The discussion is general only; it is not a substitute for independent legal advice from an investor’s own advisor; and it does not anticipate statutory or regulatory amendments.

The Investment Act is a federal statute of broad application regulating the establishment and acquisition of Canadian businesses by non-Canadians, including individuals, governments or agencies thereof, corporations, partnerships, trusts or joint ventures (each an “entity”). Investments by non-Canadians to acquire control over existing Canadian businesses or to establish new ones are either reviewable or notifiable under the Investment Act. If an investment by a non-Canadian to acquire control over an existing Canadian business is reviewable under the Investment Act, the Investment Act generally prohibits implementation of the investment unless, after review, the Minister of Industry, is satisfied that the investment is likely to be of net benefit to Canada.

A non-Canadian would acquire control of the Company for the purposes of the Investment Act through the acquisition of common shares if the non-Canadian acquired a majority of the common shares of the Company.

Further, the acquisition of less than a majority but one-third or more of the common shares of the Company would be presumed to be an acquisition of control of the Company unless it could be established that, on the acquisition, the Company was not controlled in fact by the acquirer through the ownership of common shares.

For a direct acquisition that would result in an acquisition of control of the Company, subject to the exception for “WTO-investors” that are controlled by persons who are resident in World Trade Organization (“WTO”) member nations (there are currently 153 WTO members), a proposed investment would be reviewable where the value of the acquired assets is CAD $5 million or more, or if an order for review was made by the federal cabinet on the grounds that the investment related to Canada’s cultural heritage or national identity, where the value of the acquired assets is less than CAD $5 million.

For a proposed indirect acquisition that is not a so-called WTO transaction and that would result in an acquisition of control of the Company through the acquisition of a non-Canadian parent entity, the investment would be reviewable where (a) the value of the Canadian assets acquired in the transaction is CAD $50 million or more, or (b) the value of the Canadian assets is greater than 50% of the value of all of the assets acquired in the transaction and the value of the Canadian assets is CAD $5 million or more.

In the case of a direct acquisition by or from a “WTO investor”, the threshold is significantly higher, and is adjusted for inflation each year. The 2012 threshold is CAD$330 million. Other than the exception noted below, an indirect acquisition involving a WTO investor is not reviewable under the Investment Act.

The higher WTO threshold for direct investments and the exemption for indirect investments do not apply where the relevant Canadian business is carrying on a “cultural business”. The acquisition of a Canadian business that is a “cultural business” is subject to lower review thresholds under the Investment Act because of the perceived sensitivity of the cultural sector.

In 2009, amendments were enacted to the Investment Act concerning investments that may be considered injurious to national security. If the Industry Minister has reasonable grounds to believe that an investment by a non-Canadian “could be injurious to national security,” the Industry Minister may send the non-Canadian a notice indicating that an order for review of the investment may be made. The review of an investment on the grounds of national security may occur whether or not an investment is otherwise subject to review on the basis of net benefit to Canada or otherwise subject to notification under the Investment Canada Act. To date, there is neither legislation nor guidelines published, or anticipated to be published, on the meaning of “injurious to national security.” Discussions with government officials suggest that very few investment proposals will cause a review under these new sections.

Certain transactions, except those to which the national security provisions of the Investment Act may apply, relating to common shares of the Company are exempt from the Investment Act, including

(a) acquisition of common shares of the Company by a person in the ordinary course of that person’s business as a trader or dealer in securities,

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

E. Taxation

Material Canadian Federal Income Tax Consequences for United States Residents

The following summarizes the material Canadian federal income tax consequences generally applicable to the holding and disposition of our shares by a holder (in this summary, a “U.S. Holder”) who, (a) for the purposes of the Income Tax Act (Canada) (the “Tax Act”) and at all relevant times, is not resident in Canada, deals at arm’s length with us, holds our shares as capital property and does not use or hold our shares in the course of carrying on, or otherwise in connection with, a business in Canada, and (b) for the purposes of the Canada-United States Income Tax Convention, 1980 (the “Treaty”) and at all relevant times, is a resident solely of the United States, has never been a resident of Canada, is a “qualifying person” and has not held or used (and does not hold or use) our shares in connection with a permanent establishment or fixed base in Canada. This summary does not apply to traders or dealers in securities, limited liability companies, tax-exempt entities, insurers, financial institutions (including those to which the mark-to-market provisions of the Tax Act apply), or any other holder in special circumstances.

This summary is based on the current provisions of the Tax Act, all regulations thereunder, the Treaty, all proposed amendments to the Tax Act, the regulations and the Treaty publicly announced by the Government of Canada prior to the date hereof, and our understanding of the current administrative practices of the Canada Revenue Agency. It has been assumed that all currently proposed amendments will be enacted as proposed and that there will be no other relevant change in any governing law or administrative practice, although no assurances can be given in this respect.

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

Dividends

Dividends paid or credited or deemed to be paid or credited to a U.S. Holder by us will be subject to Canadian withholding tax. The Tax Act requires a 25% withholding unless reduced under a tax treaty. Under the Treaty, provided that a holder can demonstrate that it is a qualifying U.S. Holder, the rate of withholding tax on dividends paid to a U.S. Holder is generally limited to 15% of the gross amount of the dividend (or 5% if the U.S. Holder is a corporation and beneficially owns at least 10% of our voting shares). We will be required to withhold the applicable withholding tax from any dividend and remit it to the Canadian government for the U.S. Holder’s account.

Disposition

For purposes of the following discussion, we have assumed that our shares will remain listed on the TSXV. A U.S. Holder is not subject to tax under the Tax Act in respect of a capital gain realized on the disposition of our shares in the open market unless the shares are “taxable Canadian property” to the holder thereof and the U.S. Holder is not entitled to relief under the Treaty. Our shares will be taxable Canadian property to a U.S. Holder (a) if, at any time during the 60-month period preceding the disposition: (i) the U.S. Holder, alone or together with persons with whom the U.S. Holder did not deal at arm’s length, owned 25% or more of our issued shares of any class or series, and (ii) more than 50% of the fair market value of the shares was derived, directly or indirectly, from one or any combination of real property situated in Canada, timber resource properties, Canadian resource properties, or an option in respect of, or an interest in, or for civil law a right in, any of the foregoing, or (b) in other specific circumstances, including where shares were acquired for other securities in a tax-deferred transaction for Canadian tax purposes. If our shares constitute taxable Canadian property to the holder, the holder will (unless relieved under the Treaty) be subject to Canadian income tax on any gain. The taxpayer’s capital gain or loss from a disposition of the share is the amount, if any, by which the proceeds of disposition exceed (or are exceeded by) the aggregate of the adjusted cost base of the share and reasonable expenses of disposition. One-half of a capital gain (“taxable capital gain”) from the disposition of taxable Canadian property (other than treaty protected properties) is included in computing the income of a U.S. Holder and one-half of a capital loss (“allowable capital loss”) is deductible from taxable capital gains from dispositions of taxable Canadian property realized in the same year. Unused allowable capital losses from previous taxation years generally may be carried back three taxation years or forward indefinitely and applied to reduce net taxable capital gains realized in those years by a U.S. Holder from the disposition of a taxable Canadian property.

A U.S. Holder whose shares constitute taxable Canadian property should consult with the holder’s own tax advisors regarding any possible relief (if any) from Canadian tax under the Treaty based on applicable circumstances at the relevant time.

Israeli Tax Consequences

The following is a summary of the material provisions of the current tax law applicable to companies in Israel and does not discuss all the aspects of Israeli tax law. To the extent that the discussion is based on tax legislation that has not been subject to judicial or administrative interpretation, we cannot assure you that the views expressed in the discussion will be accepted by the tax authorities in question. The discussion is not intended, and should not be construed, as legal or professional tax advice and is not exhaustive of all possible tax considerations.

General Corporate Tax Structure

In December 2011, the Knesset passed the Law for Adjustment of the Tax Burden (Amended Legislation) – 2011, which amends the Law for Economic Efficiency (Amended Legislation for Implementing the Economic Plan for 2009 and 2010) – 2009 which prescribed, among other provisions, a gradual reduction in the rates of the Israeli corporate tax and real capital gains tax starting in 2011. Following the amendment, corporate tax rates and capital gains rates are: 2011 – 24%, 2012 – and thereafter – 25%. The cancellation of the gradual reduction in the corporate tax rate, will decrease the Levy per the Petroleum Taxation Law from 2016 and thereafter to a maximum rate of 45.52% from the Company's oil and gas revenues.

Israeli Transfer Pricing Regulations

On November 29, 2006, Income Tax Regulations (Determination of Market Terms), 2006, promulgated under Section 85A of the Tax Ordinance, came into force (the “TP Regs”). Section 85A of the Tax Ordinance and the TP Regs generally require that all cross-border transactions carried out between related parties will be conducted on an arm’s length principle basis and will be reported and taxed accordingly.

United States Tax Consequences

United States Federal Income Tax Consequences

The following is a general summary of certain material U.S. federal income tax considerations applicable to a U.S. Holder (as defined below) arising from and relating to the acquisition, ownership, and disposition of our common shares.

This summary is for general information purposes only and does not purport to be a complete analysis or listing of all potential U.S. federal income tax considerations that may apply to a U.S. Holder arising from and relating to the acquisition, ownership, and disposition of our common shares. In addition, this summary does not take into account the individual facts and circumstances of any particular U.S. Holder that may affect the U.S. federal income tax consequences to such U.S. Holder, including without limitation specific tax consequences to a U.S. Holder under an applicable tax treaty. Accordingly, this summary is not intended to be, and should not be construed as, legal or U.S. federal income tax advice with respect to any U.S. Holder. This summary does not address the U.S. federal alternative minimum, U.S. federal estate and gift, U.S. state and local, and foreign tax consequences to U.S. Holders of the acquisition, ownership, and disposition of our common shares. Each U.S. Holder should consult its own tax advisor regarding the U.S. federal, U.S. federal alternative minimum, U.S. federal estate and gift, U.S. state and local, and foreign tax consequences relating to the acquisition, ownership, and disposition of our common shares.

No legal opinion from U.S. legal counsel or ruling from the Internal Revenue Service (the “IRS”) has been requested, or will be obtained, regarding the U.S. federal income tax consequences of the acquisition, ownership, and disposition of our common shares. This summary is not binding on the IRS, and the IRS is not precluded from taking a position that is different from, and contrary to, the positions taken in this summary. In addition, because the authorities on which this summary is based are subject to various interpretations, the IRS and the U.S. courts could disagree with one or more of the conclusions described in this summary.

Scope of this Summary

Authorities

This summary is based on the Internal Revenue Code of 1986, as amended (the “Code”), Treasury Regulations (whether final, temporary, or proposed), published rulings of the IRS, published administrative positions of the IRS, the Convention Between Canada and the United States of America with Respect to Taxes on Income and on Capital, signed September 26, 1980, as amended (the “Canada-U.S. Tax Convention”), and U.S. court decisions that are applicable and, in each case, as in effect and available, as of the date of this document. Any of the authorities on which this summary is based could be changed in a material and adverse manner at any time, and any such change could be applied on a retroactive or prospective basis which could affect the U.S. federal income tax considerations described in this summary. This summary does not discuss the potential effects, whether adverse or beneficial, of any proposed legislation that, if enacted, could be applied on a retroactive or prospective basis.

U.S. Holders

For purposes of this summary, the term "U.S. Holder" means a beneficial owner of our common shares that is for U.S. federal income tax purposes:

an individual who is a citizen or resident of the U.S.;

a corporation (or other entity taxable as a corporation for U.S. federal income tax purposes) organized under the laws of the U.S., any state thereof or the District of Columbia;

an estate whose income is subject to U.S. federal income taxation regardless of its source; or

a trust that (1) is subject to the primary supervision of a court within the U.S. and the control of one or more U.S. persons for all substantial decisions or (2) has a valid election in effect under applicable Treasury Regulations to be treated as a U.S. person.

Non-U.S. Holders

For purposes of this summary, a “non-U.S. Holder” is a beneficial owner of our common shares that is not a U.S. Holder. This summary does not address the U.S. federal income tax consequences to non-U.S. Holders arising from and relating to the acquisition, ownership, and disposition of our common shares. Accordingly, a non-U.S. Holder should consult its own tax advisor regarding the U.S. federal, U.S. federal alternative minimum, U.S. federal estate and gift, U.S. state and local, and foreign tax consequences (including the potential application of and operation of any income tax treaties) relating to the acquisition, ownership, and disposition of our common shares.

U.S. Holders Subject to Special U.S. Federal Income Tax Rules Not Addressed

This summary does not address the U.S. federal income tax considerations applicable to U.S. Holders that are subject to special provisions under the Code, including, but not limited to, the following: (a) U.S. Holders that are tax-exempt organizations, qualified retirement plans, individual retirement accounts, or other tax-deferred accounts; (b) U.S. Holders that are financial institutions, underwriters, insurance companies, real estate investment trusts, or regulated investment companies; (c) U.S. Holders that are broker-dealers, dealers, or traders in securities or currencies that elect to apply a mark-to-market accounting method; (d) U.S. Holders that have a “functional currency” other than the U.S. dollar; (e) U.S. Holders that own our common shares as part of a straddle, hedging transaction, conversion transaction, constructive sale, or other arrangement involving more than one position; (f) U.S. Holders that acquired our common shares in connection with the exercise of employee stock options or otherwise as compensation for services; (g) U.S. Holders that hold our common shares other than as a capital asset within the meaning of Section 1221 of the Code (generally, property held for investment purposes); or (h) U.S. Holders that own or have owned (directly, indirectly, or by attribution) 10% or more of the total combined voting power of the outstanding shares of we. This summary also does not address the U.S. federal income tax considerations applicable to U.S. Holders who are: (a) U.S. expatriates or former long-term residents of the U.S.; (b) persons that have been, are, or will be a resident or deemed to be a resident in Canada for purposes of the Tax Act; (c) persons that use or hold, will use or hold, or that are or will be deemed to use or hold our common shares in connection with carrying on a business in Canada; (d) persons whose our common shares constitute “taxable Canadian property” under the Tax Act; or (e) persons that have a permanent establishment in Canada for the purposes of the Canada-U.S. Tax Convention. U.S. Holders that are subject to special provisions under the Code, including, but not limited to, U.S. Holders described immediately above, should consult their own tax advisor regarding the U.S. federal, U.S. federal alternative minimum, U.S. federal estate and gift, U.S. state and local, and foreign tax consequences relating to the acquisition, ownership and disposition of our common shares.

If an entity or arrangement that is classified as a partnership (or other “pass-through” entity) for U.S. federal income tax purposes holds our common shares, the U.S. federal income tax consequences to such entity and the partners (or other owners) of such entity generally will depend on the activities of the entity and the status of such partners (or owners). This summary does not address the tax consequences to any such owner. Partners (or other owners) of entities or arrangements that are classified as partnerships or as “pass-through” entities for U.S. federal income tax purposes should consult their own tax advisors regarding the U.S. federal income tax consequences arising from and relating to the acquisition, ownership, and disposition of our common shares.

Ownership and Disposition of our common shares

The following discussion is subject to the rules described below under the heading “Passive Foreign Investment Company Rules.”

Taxation of Distributions

A U.S. Holder that receives a distribution, including a constructive distribution, with respect to a our common share will be required to include the amount of such distribution in gross income as a dividend (without reduction for any foreign income tax withheld from such distribution) to the extent of the current or accumulated “earnings and profits” of we, as computed for U.S. federal income tax purposes. To the extent that a distribution exceeds the current and accumulated “earnings and profits” of we, such distribution will be treated first as a tax-free return of capital to the extent of a U.S. Holder's tax basis in the our common shares and thereafter as gain from the sale or exchange of such our common shares (see “ Sale or Other Taxable Disposition of Common Shares” below). However, we may not maintain the calculations of earnings and profits in accordance with U.S. federal income tax principles, and each U.S. Holder should therefore assume that any distribution by us with respect to the our common shares will constitute ordinary dividend income. Dividends received on our common shares generally will not constitute qualified dividend income eligible for the “dividends received deduction”.

For tax years beginning before January 1, 2013, a dividend paid by us to a U.S. Holder who is an individual, estate or trust generally will be taxed at the preferential tax rates applicable to long-term capital gains if we are a “qualified foreign corporation” (“QFC”) and certain holding period requirements for the our common shares are met. We generally will be a QFC as defined under Section 1(h)(11) of the Code if we are eligible for the benefits of the Canada - U.S. Tax Convention or its shares are readily tradable on an established securities market in the U.S.

However, even if we satisfy one or more of these requirements, we will not be treated as a QFC if we are a “passive foreign investment company” (or “PFIC,” as defined below) for the tax year during which we pay a dividend or for the preceding tax year. See the section below under the heading “Passive Foreign Investment Company Rules” below.

If a U.S. Holder is not eligible for the preferential tax rates discussed above, a dividend paid by us to a U.S. Holder generally will be taxed at ordinary income tax rates (and not at the preferential tax rates applicable to long-term capital gains). The dividend rules are complex, and each U.S. Holder should consult its own tax advisor regarding the application of such rules.

Sale or Other Taxable Disposition of Common Shares

A U.S. Holder will recognize gain or loss on the sale or other taxable disposition of our common shares in an amount equal to the difference, if any, between (a) the amount of cash plus the fair market value of any property received and (b) such U.S. Holder’s tax basis in such our common shares sold or otherwise disposed of. Any such gain or loss generally will be capital gain or loss, which will be long-term capital gain or loss if, at the time of the sale or other disposition, such our common shares are held for more than one year.

Preferential tax rates apply to long-term capital gains of a U.S. Holder that is an individual, estate, or trust. There are currently no preferential tax rates for long-term capital gains of a U.S. Holder that is a corporation. Deductions for capital losses are subject to significant limitations under the Code.

Passive Foreign Investment Company Rules

If we were to constitute a PFIC for any year during a U.S. Holder’s holding period, then certain potentially adverse rules would affect the U.S. federal income tax consequences to a U.S. Holder resulting from the acquisition, ownership and disposition of our common shares. We do not believe that we were a PFIC during our tax years ended September 30, 2010 and December 31, 2010 and 2011. However, we believe we were a PFIC in prior tax years. PFIC classification is fundamentally factual in nature, generally cannot be determined until the close of the tax year in question, and is determined annually. Additionally, the analysis depends, in part, on the application of complex U.S. federal income tax rules, which are subject to differing interpretations. Consequently, there can be no assurances regarding our PFIC status for any tax year during which U.S. Holders hold our common shares.

In addition, in any year in which we are classified as a PFIC, such holder would be required to file an annual report with the IRS containing such information as Treasury Regulations and/or other IRS guidance may require. U.S. Holders should consult their own tax advisors regarding the requirements of filing such information returns under these rules, including the requirement to file a revised IRS Form 8621.

We generally will be a PFIC under Section 1297 of the Code if, for a tax year, (a) 75% or more of our gross income for such tax year is passive income (the “income test”) or (b) 50% or more of the value of our assets either produce passive income or are held for the production of passive income (the “asset test”), based on the quarterly average of the fair market value of such assets. “Gross income” generally includes all sales revenues less the cost of goods sold, plus income from investments and from incidental or outside operations or sources, and “passive income” generally includes, for example, dividends, interest, certain rents and royalties, certain gains from the sale of stock and securities, and certain gains from commodities transactions. Active business gains arising from the sale of commodities generally are excluded from passive income if substantially all (85% or more) of a foreign corporation’s commodities are stock in trade or inventory, depreciable property used in a trade or business or supplies regularly used or consumed in a trade or business and certain other requirements are satisfied.

In addition, for purposes of the PFIC income test and asset test described above, if we own, directly or indirectly, 25% or more of the total value of the outstanding shares of another corporation, we will be treated as if we (a) held a proportionate share of the assets of such other corporation and (b) received directly a proportionate share of the income of such other corporation. In addition, for purposes of the PFIC income test and asset test described above, “passive income” does not include any interest, dividends, rents, or royalties that are received or accrued by us from a “related person” (as defined in Section 954(d)(3) of the Code), to the extent such items are properly allocable to the income of such related person that is not passive income.

Under certain attribution rules, if we are a PFIC, U.S. Holders will be deemed to own their proportionate share of any subsidiary of ours which is also a PFIC (a ‘‘Subsidiary PFIC’’), and will be subject to U.S. federal income tax on (i) a distribution on the shares of a Subsidiary PFIC or (ii) a disposition of shares of a Subsidiary PFIC, both as if the holder directly held the shares of such Subsidiary PFIC.

If we are a PFIC in any tax year in which a U.S. Holder held our common shares, such holder generally would be subject to special rules with respect to “excess distributions” made by us on the our common shares and with respect to gain from the disposition of our common shares. An “excess distribution” generally is defined as the excess of distributions with respect to the our common shares received by a U.S Holder in any tax year over 125% of the average annual distributions such U.S. Holder has received from us during the shorter of the three preceding tax years, or such U.S. Holder’s holding period for the our common shares. Generally, a U.S. Holder would be required to allocate any excess distribution or gain from the disposition of our common shares ratably over its holding period for the our common shares. Such amounts allocated to the year of the disposition or excess distribution would be taxed as ordinary income, and amounts allocated to prior tax years would be taxed as ordinary income at the highest tax rate in effect for each such year and an interest charge at a rate applicable to underpayments of tax would apply.

While there are U.S. federal income tax elections that sometimes can be made to mitigate these adverse tax consequences (including, without limitation, the “QEF Election” under Section 1295 of the Code and the “Mark-to-Market Election” under Section 1296 of the Code), such elections are available in limited circumstances and must be made in a timely manner.

U.S. Holders should be aware that, for each tax year, if any, that we are a PFIC, we can provide no assurances that we will satisfy the record keeping requirements of a PFIC, or that we will make available to U.S. Holders the information such U.S. Holders require to make a QEF Election with respect to us or any Subsidiary PFIC. U.S. Holders are urged to consult their own tax advisors regarding the potential application of the PFIC rules to the ownership and disposition of our common shares, and the availability of certain U.S. tax elections under the PFIC rules.

Additional Considerations

Additional Tax on Passive Income

For tax years beginning after December 31, 2012, certain individuals, estates and trusts whose income exceeds certain thresholds will be required to pay a 3.8% Medicare surtax on “net investment income” including, among other things, dividends and net gain from disposition of property (other than property held in a trade or business). U.S. Holders should consult with their own tax advisors regarding the effect, if any, of this tax on their ownership and disposition of our common shares.

Receipt of Foreign Currency

The amount of any distribution paid to a U.S. Holder in foreign currency, or on the sale, exchange or other taxable disposition of our common shares, generally will be equal to the U.S. dollar value of such foreign currency based on the exchange rate applicable on the date of receipt (regardless of whether such foreign currency is converted into U.S. dollars at that time). A U.S. Holder will have a basis in the foreign currency equal to its U.S. dollar value on the date of receipt. Any U.S. Holder who converts or otherwise disposes of the foreign currency after the date of receipt may have a foreign currency exchange gain or loss that would be treated as ordinary income or loss, and generally will be U.S. source income or loss for foreign tax credit purposes. Each U.S. Holder should consult its own U.S. tax advisor regarding the U.S. federal income tax consequences of receiving, owning, and disposing of foreign currency.

Foreign Tax Credit

Subject to the PFIC rules discussed above, a U.S. Holder that pays (whether directly or through withholding) Canadian income tax with respect to dividends paid on our common shares generally will be entitled, at the election of such U.S. Holder, to receive either a deduction or a credit for such Canadian income tax. Generally, a credit will reduce a U.S. Holder’s U.S. federal income tax liability on a dollar-for-dollar basis, whereas a deduction will reduce a U.S. Holder’s income subject to U.S. federal income tax. This election is made on a year-by-year basis and applies to all foreign taxes paid (whether directly or through withholding) by a U.S. Holder during a year.

Complex limitations apply to the foreign tax credit, including the general limitation that the credit cannot exceed the proportionate share of a U.S. Holder’s U.S. federal income tax liability that such U.S. Holder’s “foreign source” taxable income bears to such U.S. Holder’s worldwide taxable income. In applying this limitation, a U.S. Holder’s various items of income and deduction must be classified, under complex rules, as either “foreign source” or “U.S. source.” Generally, dividends paid by a foreign corporation should be treated as foreign source for this purpose, and gains recognized on the sale of stock of a foreign corporation by a U.S. Holder should be treated as U.S. source for this purpose, except as otherwise provided in an applicable income tax treaty, and if an election is properly made under the Code. However, the amount of a distribution with respect to the our common shares that is treated as a “dividend” may be lower for U.S. federal income tax purposes than it is for Canadian federal income tax purposes, resulting in a reduced foreign tax credit allowance to a U.S. Holder. In addition, this limitation is calculated separately with respect to specific categories of income. The foreign tax credit rules are complex, and each U.S. Holder should consult its own U.S. tax advisor regarding the foreign tax credit rules.

Backup Withholding and Information Reporting

Under U.S. federal income tax law and Treasury Regulations, certain categories of U.S. Holders must file information returns with respect to their investment in, or involvement in, a foreign corporation. For example, U.S. return disclosure obligations (and related penalties) are imposed on individuals who are U.S. Holders that hold certain specified foreign financial assets in excess of $50,000. The definition of specified foreign financial assets includes not only financial accounts maintained in foreign financial institutions, but also, unless held in accounts maintained by a financial institution, any stock or security issued by a non-U.S. person, any financial instrument or contract held for investment that has an issuer or counterparty other than a U.S. person and any interest in a foreign entity. U. S. Holders may be subject to these reporting requirements unless our common shares are held in an account at a domestic financial institution. Penalties for failure to file certain of these information returns are substantial. U.S. Holders should consult with their own tax advisors regarding the requirements of filing information returns under these rules, including the requirement to file an IRS Form 8938.

Payments made within the U.S. or by a U.S. payor or U.S. middleman, of dividends on, and proceeds arising from the sale or other taxable disposition of, our common shares will generally be subject to information reporting and backup withholding tax, at the rate of 28% (increasing to 31% for payments made after December 31, 2012), if a U.S. Holder (a) fails to furnish such U.S. Holder’s correct U.S. taxpayer identification number (generally on Form W-9), (b) furnishes an incorrect U.S. taxpayer identification number, (c) is notified by the IRS that such U.S. Holder has previously failed to properly report items subject to backup withholding tax, or (d) fails to certify, under penalty of perjury, that such U.S. Holder has furnished its correct U.S. taxpayer identification number and that the IRS has not notified such U.S. Holder that it is subject to backup withholding tax. However, certain exempt persons generally are excluded from these information reporting and backup withholding rules. Backup withholding is not an additional tax. Any amounts withheld under the U.S. backup withholding tax rules will be allowed as a credit against a U.S. Holder’s U.S. federal income tax liability, if any, or will be refunded, if such U.S. Holder furnishes required information to the IRS in a timely manner. Each U.S. Holder should consult its own tax advisor regarding the information reporting and backup withholding rules.

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

I. Subsidiary Information
See Item 4.C of this Transition Report on Form 20-F.

ITEM 11 QUANTITATIVE AND QUALITATIVE DISCLOSURES ABOUT MARKET RISK

We are not subject to any material market risks.

A. Transaction Risk and Currency Risk Management

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

B. Interest Rate Risk and Equity Price Risk

We are equity financed and do not have any debt which could be subject to significant interest rate change risks. We have raised equity funding through the sale of securities denominated in Canadian dollars, and will likely raise additional equity funding denominated in Canadian dollars in the future.

C.	Exchange Rate Sensitivity

A	significant portion of our administrative operations are in Canada. We typically hold most of our funds in U.S.

dollars and Adira Energy reports the results of its operations in Canadian dollars. We incur most of our exploration expenditures in U.S. dollars.

D. Commodity Price Risk

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

Under the supervision and with the participation of our chief executive officer and chief financial officer, our management assessed the effectiveness of the Company’s internal control over financial reporting as at December 31, 2010. In making this assessment, the Company’s management used the criteria, established in Internal Control-Integrated Framework issued by the Committee of Sponsoring Organizations of the Treadway Commission (COSO). Based upon this assessment, our management concluded that the Company’s internal control over financial reporting was effective as at December 31, 2010.

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

This Annual Report does not include an attestation report of the Company’s registered public accounting firm regarding internal control over financial reporting, as the Company is a non-accelerated filer.

Changes in Internal Control over Financial Reporting

During the period ended December 31, 2010, there were no changes in our internal control over financial reporting (as defined in Rules 13a-15(f) and 15d-15(f) of the Exchange Act) that have materially affected, or are reasonably likely to materially affect, our internal control over financial reporting.

ITEM 16A AUDIT COMMITTEE FINANCIAL EXPERTS

The board of directors of the Company has determined that Mr. Bennie meets the SEC’s definition of an “audit committee financial expert”, as defined in Item 16 of Form 20F. The Board has also determined that each of Mr. Inwentash and Ms. Cramer meet the definition of an “independent director”, as defined in Rule 121A of the American Stock Exchange Company Guide.

ITEM 16B	CODE OF ETHICS

We have adopted a code of ethics that applies to all of our employees and officers, including our principal executive officer, principal financial officer, principal accounting officer or controller, or persons performing similar functions. A copy of our code of ethics is attached as an exhibit to this Transition Report on Form 20-F.

ITEM 16C	PRINCIPAL ACCOUNTANT FEES AND SERVICES

The following table sets forth information regarding the amount billed to us by our principal independent auditors, Ernst & Young Global, for our fiscal period ended December 31, 2010 and the 267 day period ended December 31, 2009:

	Period Ended	267 Day Period Ended
	December 31	December 31
	2010	2009
Audit Fees:	$55	$25
Audit Related Fees:	$0	$0
Tax Fees:	$41	$0
All Other Fees:	$18	$0
Total:	$114	$25

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

On August 23, 2010, we replaced Smythe Ratcliffe LLP with MSCM LLP as our independent auditors. The change in auditors was approved by our Audit Committee and Board of Directors. Smythe Ratcliffe LLP's reports on our financial statements for our past two fiscal years did not contain an adverse opinion or disclaimer of opinion and were not qualified or modified as to uncertainty, audit scope or accounting principles, except to indicate doubt as to the Company’s ability to continue as a going concern. During our past two fiscal years and until the replacement of Smythe Ratcliffe LLP, there were no disagreements between our Company and Smythe Ratcliffe LLP on any matter of accounting principles or practices, financial statement disclosure or auditing scope or procedure. On March 16, 2011, we appointed Kost Forer Gabbay and Kasierer, a member firm of Ernst & Young Global, as our new auditors.

ITEM 16G	CORPORATE GOVERNANCE

Not applicable.

PART III

ITEM 17	FINANCIAL STATEMENTS

The following financial statements are filed as part of this Transition Report:

1.	Audited Consolidated Financial Statements of the Company for the year ended December 31, 2010 and for the period from April 8, 2009 to December 31, 2009, comprised of the following:

(A)	Consolidated balance sheets at December 31, 2010 and December 31, 2009;

(B)	Consolidated statements of comprehensive loss t for the year ended December 31, 2010 and for the period ended December 31, 2009;

(C)	Consolidated statements of cash flows for the year ended December 31, 2010 and for the period ended December 31, 2009;

(D)	Consolidated statements of changes in shareholders’ equity for the year ended December 31, 2010 and for the 267-day period ended December 31, 2009; and

(E)	Notes to consolidated financial statements.

ADIRA ENERGY LTD.

CONSOLIDATED FINANCIAL STATEMENTS

AS OF DECEMBER 31, 2010

IN U.S. DOLLARS

REPORT OF INDEPENDENT REGISTERED PUBLIC ACCOUNTING FIRM

To the Board of Directors and Shareholders of

ADIRA ENERGY LTD.

     We have audited the accompanying consolidated balance sheets of Adira Energy Ltd. ("the Company") and its subsidiaries as of December 31, 2010 and 2009, and the related consolidated statements of comprehensive loss, changes in equity and cash flows for the year ended December 31, 2010 and for the 267-day period from incorporation (April 8, 2009) to December 31, 2009. These financial statements are the responsibility of the Company's management. Our responsibility is to express an opinion on these financial statements based on our audits.

     We conducted our audits in accordance with the standards of the Public Company Accounting Oversight Board (United States). Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement. We were not engaged to perform an audit of the Company's internal control over financial reporting. Our audits included consideration of internal control over financial reporting as a basis for designing audit procedures that are appropriate in the circumstances, but not for the purpose of expressing an opinion on the effectiveness of the Company's internal control over financial reporting. Accordingly, we express no such opinion. An audit also includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements, assessing the accounting principles used and significant estimates made by management, and evaluating the overall financial statement presentation. We believe that our audits provide a reasonable basis for our opinion.

     In our opinion, the consolidated financial statements referred to above present fairly, in all material respects, the consolidated financial position of the Company and its subsidiaries as of December 31, 2010 and 2009 and the consolidated results of their operations and their cash flows for the year ended December 31, 2010 and for the 267-day period from incorporation (April 8, 2009) to December 31, 2009, in conformity with International Financial Reporting Standards as issued by the International Accounting Standards Board.

     As described in Note 1b to the financial statements, as of December 31, 2010, the Company has an accumulated deficit of $ 9.7 million and in 2010, the Company had negative cash flows from operations of $ 3 million. The Company is an early exploration stage company and its existing funds and operating revenues are currently insufficient to finance its future operating expenses and exploration funding commitments. These matters and other matters discussed in Note 1b, raise substantial doubt about the Company's ability to continue as a going concern. The consolidated financial statements do not include any adjustments relating to the recoverability and classification of recorded asset amounts and classification of liabilities that might be necessary should the Company be unable to continue as a going concern.

Tel-Aviv, Israel	KOST FORER GABBAY & KASIERER
A Member of Ernst & Young Global
August 25, 2011

ADIRA ENERGY LTD.

CONSOLIDATED BALANCE SHEETS
U.S. dollars in thousands, except share and per share data

		December 31,
	Note	2010	2009

ASSETS
CURRENT ASSETS:
Cash and cash equivalents	4	$8,686	$2,044
Restricted cash	5	941	-
Accounts receivable	6	1,780	-
Other receivables and prepaid expenses	7	6,197	381
Consumables		507	-

Total current assets		18,111	2,425

NON-CURRENT ASSETS:

Restricted cash	5	65	-
Property and equipment, net	8	415	-
Exploration and evaluation assets		19	12

Total non-current assets		499	12

Total assets		$18,610	$2,437

LIABILITIES AND EQUITY

CURRENT LIABILITIES:
Trade payables		$7,093	$79
Other accounts payable and accrued liabilities	11	280	148

Total current liabilities		7,373	227

EQUITY	14
Share capital		-	-
Additional paid-in capital		20,286	8,932
Accumulated deficit		(9,680)	(6,722)

Equity attributable to equity holders of the parent		10,606	2,210
Non-controlling interests		631	-

Total equity		11,237	2,210

Total liabilities and equity		$18,610	$2,437

Approved on Behalf of the Board

“Dennis Bennie”	(signed)	Director
“Alan Friedman”	(signed)	Director

The accompanying notes are an integral part of the consolidated financial statements.

ADIRA ENERGY LTD.

CONSOLIDATED STATEMENTS OF COMPREHENSIVE LOSS
In U.S. dollars in thousands, except share and per share data

			267-day
		Year ended	period ended
		December 31,	December 31,
	Note	2010	2009

Revenues and other income		$1,707	$-
Expenses:
Exploration expenses	9	1,485	195
General and administrative expenses *)		3,206	1,639
Total expenses		4,691	1,834
Operating loss		(2,984)	(1,834)
Financing income		-	15
Financing expense		(5)	-
Issuance expenses	1d	-	(4,902)
Loss before income taxes		(2,989)	(6,721)
Income taxes	13	15	1
Net loss and comprehensive loss		$(3,004)	$(6,722)
Net loss and comprehensive loss attributed to:
Equity holders of the parent		$(2,958)	$(6,722)
Non-controlling interests		(46)	-
		(3,004)	(6,722)
Basic and diluted net loss per share attributable to equity holders of the parent		$(0.05)	$(0.14)
Weighted average number of Ordinary shares used in computing basic and diluted net loss per share		65,653,700	49,184,720
*) Include share based compensation		$1,277	$937

The accompanying notes are an integral part of the consolidated financial statements.

ADIRA ENERGY LTD.

CONSOLIDATED STATEMENTS OF CHANGES IN EQUITY
U.S. dollars in thousands, except share and per share data

		Attributable to equity holders
		of the parent
	Share	Additional			Non-
	capital	paid in	Accumulated		controlling	Total
	Number	capital	deficit	Total	interest	equity

April 8, 2009 (date of incorporation)	-	$-	$-	$-	$-	$-
Shares issued for services rendered (Note 14b(i))	16,640,000	486	-	486	-	486
Shares issued in private placement (Note 14b(ii))	14,560,000	425	-	425	-	425
Shares issued as part of the reverse acquisition, net (Note 1d)	23,200,000	5,799	-	5,799	-	5,799
Shares and warrants issued in private placements (Note 14b(iv))	8,000,000	*)1,711	-	1,711	-	1,711
Broker compensation shares issued	240,001	60	-	60	-	60
Share-based compensation	-	451	-	451	-	451
Net loss	-	-	(6,722)	(6,722)	-	(6,722)

Balance as of December 31, 2009	62,640,001	8,932	(6,722)	2,210	-	2,210

Shares and warrants issued in private placement, net (Note 14b(v))	27,500,000	**)10,077	-	10,077	-	10,077

Investment in equity of subsidiary by non-controlling interests	-	-	-	-	677	677
Share-based compensation	-	1,277	-	1,277	-	1,277
Net loss	-	-	(2,958)	(2,958)	(46)	(3,004)

Balance as of December 31, 2010	90,140,001	$20,286	$(9,680)	$10,606	$631	$11,237

*)	Net of issuance expenses of $ 289.
**)	Net of issuance expenses of $ 923.

The accompanying notes are an integral part of the consolidated financial statements.

ADIRA ENERGY LTD.

CONSOLIDATED STATEMENTS OF CASH FLOWS
In U.S. dollars in thousands, except share and per share data

		267-days
	Year ended	period ended
	December 31,	December 31,
	2010	2009

Cash flows from operating activities:
Net loss	$(3,004)	$(6,722)

Adjustments to reconcile net loss to net cash used in operating activities:
Adjustments to the profit or loss items:
Issuance expenses	-	4,902
Depreciation	12	-
Share-based compensation	1,277	937

	1,289	5,839
Changes in operating asset and liability items:
Increase in accounts receivable	(1,780)	-
Increase in other receivables and prepaid expenses	(6,169)	(28)
Increase in consumables	(507)	-
Increase in trade payables	7,014	79
Increase in other accounts payable and accrued liabilities	132	148

	(1,310)	199

Net cash used in operating activities	(3,025)	(684)

Cash flows from investing activities:
Purchase of property and equipmentand investment in exploration and evaluation assets	(81)	(365)
Increase in restricted cash	(1,006)	-

Net cash used in investing activities	(1,087)	(365)

Cash flows from financing activities:
Issue of share capital, net of issuance expenses	10,077	2,196
Investment in equity of subsidiary by non-controlling interests	677	-
Cash acquired upon reverse recapitalization	-	897

Net cash provided by financing activities	10,754	3,093

Increase in cash and cash equivalents	6,642	2,044
Cash and cash equivalents at the beginning of the period	2,044	-

Cash and cash equivalents at the end of the period	$8,686	$2,044

The accompanying notes are an integral part of the consolidated financial statements.

NOTE 1:- GENERAL

a.	Nature of operations

Adira Energy Ltd and its subsidiaries("Adira" or "the Company"), is an oil and gas early-stage exploration company. Adira is a limited company, incorporated on April 8, 2009, and domiciled in Toronto, Ontario, Canada. The consolidated financial statements of the Company for the yearended December 31, 2010 were authorized for issue in accordance with a resolution of the directors on August 25, 2011.

The Company has been granted four petroleum licenses in Israel.The Company's wholly-owned Canadian subsidiary, Adira Energy Holding Corp.owns three wholly owned Israeli subsidiaries as follows: (i) Adira Energy Israel Limited, which holds three petroleum licenses consisting of one onshore petroleum license, the "Eitan License No. 356" ("Eitan") of which it owns a 100% interest,and two offshore licenses being the "Gabriella License No. 378" ("Gabriella") of which it owns a 15% interestand the "Yitzhak License No. 380" ("Yitzhak") of which it owns 85% interest(ii) Adira Oil Technologies Limited ("AOT")has been granted a 23.25%interest in one petroleum offshore license,the "Samuel License No. 388" ("Samuel"), (Gabriella, Yitzhak and Samuel - collectively the "Offshore Licenses")(iii) Adira Energy Israel Services Ltd. provides operating and professional services in respect of the various licenses described above.Adira Energy Holding Corp. also owns 60% ofAdira GeoGlobal Limited ("AGG"), which has been granted a 30% interest in Samuel.

Adira is the operator of Gabriella, Yitzhak and Eitan and the joint operator of Samuel. As the operator and the joint operator, the Company has established Unincorporated Joint Ventures ("UJV’s") to manage the exploration activities of each of the offshore licenses. The Company receives consulting and operator fees in accordance with the terms of Joint Operating agreements signed between the Company and each of its consortium partners in the UJV’s.

b.	Financial position:

As reflected in the consolidated financial statements, as of December 31, 2010, the Company has an accumulated deficit of $ 9,680 and in 2010, the Company had negative cash flows from operations of $ 3,025. The Company is an early-exploration stage company and its existing funds and operating revenues are currently insufficient to finance its future operating expenses and exploration funding commitments.

The ability of the Company to continue as a going concern depends upon the discovery of economically recoverable reserves, the ability of the Company to obtain financing to complete development, and upon future profitable operations from the properties or proceeds from their disposition.

NOTE 1:- GENERAL (Cont.)

There can be no assurance that the Company will be able to continue to raise funds from the aforementioned sources in which case the Company may be unable to meet its obligations. These matters raise substantial doubt about the Company's ability to continue as a going concern. The consolidated financial statements do not include any adjustments relating to the recoverability and classification of recorded asset amounts and classification of liabilities that might be necessary should the Company be unable to continue as a going concern.

c.	Change of fiscal year:

The Company changed its fiscal year-end from September 30 to December 31, and comparative data have been adjusted accordingly.

d.	Share exchange agreement:

AMG OilLtd. ("AMG") was incorporated on February 20, 1997 under the name Trans New Zealand Oil Company in the State of Nevada, United States of America. It changed its name to AMG Oil Ltd. on July 27, 1998. On November 25, 2008, AMG's shareholders approved the change of its jurisdiction of incorporation from the State of Nevada to the Canadian federal jurisdiction.

On April 29, 2009, AMG entered into a letter of intent to purchase all of the issued and outstanding shares of Adira in exchange for shares of AMG. On September 1, 2009, AMG completed the share exchange with Adira which resulted in a reverse takeover by Adira of AMG. The share exchange ratio was one common share of AMG for each issued and outstanding common share of Adira. Accordingly, AMG issued 39,040,001 common shares to Adira's shareholders.The share exchange was completed together with a private placement by Adiraof $2,000through the issuance of 8,000,000 units (Note 14(b)).

On December 17, 2009, AMG changed its name to Adira Energy Ltd.

As a result, the original shareholders of AMG owned37% of the shares of the Company and the former shareholders of Adira owned 63% of the Company as follows:

	Issued and
	outstanding number
	of shares after share
	exchange	Percentage

Shareholders of:
AMG	23,200,000	37%
Adira	39,040,001	63%

Total outstanding shares	62,240,001	100%

NOTE 1:- GENERAL (Cont.)

As the shareholders of Adira obtained control of the Company, the share exchange should reflect the substance of the transaction, which is acapital transaction, rather than a business combination. That is, the transaction is a reverse recapitalization, equivalent to the issuance of shares by the private company (Adira) for the net monetary assets of the public shell company (AMG), accompanied by a recapitalization. The accounting is similar to that resulting from a reverse acquisition, except that no goodwill or other intangible assets should be recorded. The assets and liabilities of Adira are included at their carrying value and the assets and liabilities of AMG are included at fair value.Equity represents the authorized and issued number of shares of AMG (the legal parent) and the share capital, additional paid-in capital and accumulated deficit of Adira (the legal subsidiary), the ongoing operating company. In addition, the comparative data presented in these financial statements are those of Adira.

As the transaction is not a business combination under IFRS 3, since AMG is a non-operating shell company, the transaction is a share-based payment transaction under IFRS 2, whereby Adira is deemed to have issued shares in exchange for the $897 of cash and receivables held by AMG together with the listing status of AMG. As the listing status does not qualify for recognition as an intangible asset, an expenseof $ 4,902 representing the excess of the fair value of the deemed shares issued to the original shareholders of AMG over the fair value of the net assets of AMG was recorded in the statement of comprehensive lossin 2009 as issuance expenses.

NOTE 2:- BASIS OF PREPARATION

The consolidated financial statements of the Company have been prepared in accordance with International Financial Reporting Standards (IFRS) as issued by the International Accounting Standards Board (IASB).

The consolidated financial statements have been prepared on a historical cost basis, and are presented in U.S. dollars and all values are rounded to the nearest thousand ($000), except when otherwise indicated.

The Company previously prepared its financial statements in accordance with Canadian generally accepted accounting principles ("Canadian GAAP"). These consolidated financial statements are the Company's first annual financial statements reported in accordance with IFRS. In these financial statements, "IFRS 1, First-time Adoption of International Financial Reporting Standards", has been applied. The impact of the transition to reporting in accordance with IFRS on the Company's financial statements is detailed in Note 19.

The financial statements for the 267day period ended December 31, 2009 are from Adira'sdate of incorporation on April 8, 2009.

NOTE 3: SIGNIFICANT ACCOUNTING POLICIES

The following are the significant accounting policies applied by the Company in preparing its consolidated financial statements for all periods presented unless authorities stated.

a.	Significant judgments,estimates and assumptions used in the preparation of the financial statements:

The preparation of the financial statements requires management to make judgment, estimates and assumptions that have an effect on the application of the accounting policies and on the reported amounts of assets, liabilities, revenues and expenses. These estimates and underlying assumptions are reviewed regularly. Changes in accounting estimates are reported in the period of the change in estimate.

b.	Consolidated financial statements:

The consolidated financial statements comprise the financial statements of companies that are controlled by the Company (subsidiaries). Control exists when the Company has the power, directly or indirectly, to govern the financial and operating policies of an entity. The effect of potential voting rights that are exercisable at the end of the reporting periodis considered when assessing whether an entity has control. The consolidation of the financial statements commences on the date on which control is obtained and ends when such control ceases.

All intercompany balances and transactions and gains or losses resulting from intercompany transactions are eliminated in full in the consolidated financial statements.

The financial statements of the Company and of the subsidiaries are prepared as of the same dates and periods. The consolidated financial statements are prepared using uniform accounting policies by all companies in the Company.

c.	Joint oil and gas ventures:

The Company conducts petroleum and natural gas exploration activities jointly with other partners who each have direct ownership in the assets and each are directly obligated for the liabilities of the ventures. Consequently, these financial statements reflect only the Company's proportionate interest in such activities.

The Company accounts for its share of the joint venture's assets, liabilities it has incurred, income from the sale or use of its share of the joint venture'soutput, together with its share of the expenses incurred by the joint venture and any expenses it incurs inrelation to its interest in the joint venture.

NOTE 3: SIGNIFICANT ACCOUNTING POLICIES (Cont.)

d.	Farm-out arrangements in the exploration and evaluation phase:

A farm-out is the transfer of part of an oil and gas interest in consideration for an agreement by the transferee ("farmee") to meet, absolutely, certain expenditures which would otherwise have to be undertaken by the owner ("farmor"). Farm-out transactions generally occur in the exploration or development phase and are characterized by the transferor (i.e. farmor) giving up future economic benefits, in the form of reserves, in exchange for a reduction in future funding obligations.

Accordingly, the farmee recognizes its expenditure under the arrangement in respect of its interest and that retained by the farmor, as and when the costs are incurred.

The Company (farmor) accounts for the farm-out arrangement as follows:

-	thefarmor does not record any expenditure made by the farmee on its behalf;

-

The farmor does not recognize a gain or loss on the farm-out arrangement, but rather redesignates any costs previously capitalized in relation to the whole interest as relating to the partial interest retained; and

-	any cash consideration received is credited against costs previously capitalized in relation to the whole interest with any excess accounted for by the farmor as a gain on disposal.

e.	Functional currency and foreign currency:

1.	Functional currency and presentation currency:

The functional currency, which is the currency that best reflects the economic environment in which the Company operates and conducts its transactions, is separately determined for each Company entity and is used to measure its financial position and operating results. The functional currency of the Company and its subsidiaries is the U.S. dollar.

The presentation currency of the financial statements is the U.S. dollar.

2.	Transactions, assets and liabilities in foreign currency:

Transactions denominated in foreign currency (other than the functional currency) are recorded on initial recognition at the exchange rate at the date of the transaction. After initial recognition, monetary assets and liabilities denominated in foreign currency are translated at the end of each reporting period into the functional currency at the exchange rate at that date. Exchange differences, are recognized in profit or loss. Non-monetary assets and liabilities measured at cost are translated at the exchange rate at the date of the transaction.

NOTE 3:- SIGNIFICANT ACCOUNTING POLICIES (Cont.)

f.	Cash equivalents:

Cash equivalents are considered as highly liquid investments, including unrestricted short-term bank deposits with an original maturity of three months or less from the date of acquisition or with a maturity of more than three months, but which are redeemable on demand without penalty and which form part of the Company's cash management.

g.	Allowance for doubtful accounts:

The allowance for doubtful accounts is determined in respect of specific debts whose collection, in the opinion of the Company's management, is doubtful. No allowance for doubtful account exists as of December 31, 2010 and December 31, 2009.

h.	Consumables

Consumables (not allocated to specific wells) are stated at cost and are comprised of disposable supplies used by the Company in its drilling activities.

i.	Property and equipment:

Property and equipment are measured at cost,including directly attributable costs,less accumulated depreciation. Cost includes spare parts and auxiliary equipment that can be used only in connection with the machinery and equipment.

Depreciation is calculated on a straight-line basis over the useful life of the assets at annual rates as follows:

%

Drilling rig and related equipment	10
Office furniture and equipment	10
Computers and peripheral equipment	33

The useful life, depreciation method and residual value of an asset are reviewed at least each year-end and any changes are accounted for prospectively as a change in accounting estimate.

NOTE 3:- SIGNIFICANT ACCOUNTING POLICIES (Cont.)

j.	Exploration and evaluation assets:

Prelicense costs:

Pre-license costs are expensed in the period in which they are incurred.

Exploration and evaluation costs:

Oil and natural gas exploration and development expenditure is accounted for using the successful efforts method of accounting.

During the geological and geophysical exploration phase,costs are charged against income as incurred. Once the legal right to explore has been acquired, costs are directly associated with an exploration well are capitalized as exploration and evaluation intangible assets until the drilling of the well is complete and the results have been evaluated. These costs include employee remuneration, materials and fuel used, rig costs and payments made to contractors. If no reserves are found, the exploration asset is tested for impairment. If extractable hydrocarbons are found and, subject to further appraisal activity (e.g., by drilling further wells), are likely to be developed commercially, the costs continue to be carried as an intangible assets while sufficient and continued progress is made in assessing the commerciality of the hydrocarbons. All such costs are subject to technical, commercial and management review as well as review for impairment at least once a year to confirm the continued intent to develop or otherwise extract value from the discovery. When this is no longer the case, the costs are written off. When proved reserves of oil are determined and development sanctioned,the relevant expenditure is transferred to oil and gas properties after impairment is assessed and any resulting impairment loss is recognized.

As of December 31, 2010, substantially all exploration costs have been expensed.

k.	Taxes on income:

Taxes on income in the consolidated statement of comprehensive losscomprise current and deferred taxes. Current or deferred taxes are recognized inprofit or loss,except to the extent that the tax arises from items which are recognized directly in other comprehensive income or in equity. In such cases, the tax effect is also recognized in the relevant item.

1.	Current taxes:

The current tax liability is measured using the tax rates and tax laws that have been enacted or substantively enacted by the end of reporting period as well as adjustments required in connection with the tax liability in respect of previous years.

NOTE 3:- SIGNIFICANT ACCOUNTING POLICIES (Cont.)

2.	Deferred taxes:

Deferred taxes are computed in respect of temporary differences between the carrying amounts in the financial statements and the amounts attributed for tax purposes. Deferred taxes are recognized directly in other comprehensive income or in equity if the tax relates to those items.

Deferred taxes are measured at the tax rates that are expected to apply to the period when the taxes are reversed in profit or loss, comprehensive income or equity, based on tax laws that have been enacted or substantively enacted by the end of the reporting period.

Deferred tax assets are reviewed at the end of each reporting period and reduced to the extent that it is not probable that they will be utilized. Also, temporary differences (such as carryforward losses) for which deferred tax assets have not been recognized are reassessed and deferred tax assets are recognized to the extent that their recoverability has become probable. Any resulting reduction or reversal is recognized in the line item,"taxes on income".

l.	Share-based payment transactions:

The Company's employees and other service providers are entitled to remuneration in the form of equity-settled share-based payment transactions.

The cost of equity-settled transactions with employees is measured at the fair value of the equity instruments granted at grant date. The fair value is determined using the Black Scholes pricing model, additional details are given in Note 14.As for other service providers, the cost of the transactions is measured at the fair value of the goods or services received as consideration for equity instruments. In cases where the fair value of the goods or services received as consideration of equity instruments cannot be measured, they are measured by reference to the fair value of the equity instruments granted.

The cost of equity-settled transactions is recognized in profit or loss, together with a corresponding increase in equity, during the period which the performance and service conditions are to be satisfied, ending on the date on which the relevant employees become fully entitled to the award ("the vesting period"). The cumulative expense recognized for equity-settled transactions at the end of each reporting period until the vesting date reflects the extent to which the vesting period has expired and the Company's best estimate of the number of equity instruments that will ultimately vest. The expense or income recognized in profit or loss represents the movement in the cumulative expense recognized at the end of the reporting period.

If a grant of an equity instrument is cancelled, it is accounted for as if it had vested on the cancellation date, and any expense not yet recognized for the grant is recognized immediately.

NOTE 3:- SIGNIFICANT ACCOUNTING POLICIES (Cont.)

m.	Post-employment benefits:

The plans are normally financed by contributions to insurance companies and classified as defined contribution plans or as defined benefit plans.

The Company's Israeli subsidiary has defined contribution plans pursuant to Section 14 to the Severance Pay Law, 1963, under which the Company pays fixed contributions and will have no legal or constructive obligation to pay further contributions if the fund does not hold sufficient amounts to pay all employee benefits relating to employee service in the current and prior periods;therefore, upon release of the policy to the employee, no additional liability exists between the parties regarding the matter of severance pay and no additional payments shall be made by the company to the employee. Accordingly, severance liability and deposits on behalf of such liability are not presented on the balance sheet, as the Company has no further obligation to these employees once the deposits have been paid.

n.	Revenue recognition:

Revenues are recognized in profit or loss when the revenues can be measured reliably, it is probable that the economic benefits associated with the transaction will flow to the Company and the costs incurred or to be incurred in respect of the transaction can be measured reliably.

The Company’s revenues are derived from:

Operator fees - the Company acts as the operator or jointoperator on the Offshore Licenses and is entitled to operator fees on a cost plus basis of the total exploration costs incurred by the respective UJV's. Revenues from operator fees are recognized in accordance with the terms of the Joint Operating Agreements, as exploration expenses are incurred in the UJV’s.

Consulting fees – The Company provides consulting services in respect of the Offshore Licenses on a "time and materials" basis. Consulting fees are recognized as revenues as the services are rendered to the respective UJV's.

o.	Finance income and expenses:

Finance income comprises interest income on cash, cash equivalents and restricted cash and exchange rate gains and losses.

Gains and losses on exchange rate differences are reported on a net basis.

NOTE 3:- SIGNIFICANT ACCOUNTING POLICIES (Cont.)

p.	Loss per share:

Loss per share is calculated by dividing the net loss attributable to equity holders of the Company by the weighted number of Ordinary shares outstanding during the period. Basic loss per share only include shares that were actually outstanding during the period. Potential Ordinary shares (warrants and employee options) are only included in the computation of diluted loss per share when their conversion decreases earnings per share or increases loss per share from continuing operations. Further, potential Ordinary shares that are converted during the period are included in diluted earnings per share only until the conversion date and from that date in basic earnings per share.

All share options and warrants outstanding during the periods ended December 31, 2010 and 2009 (see Note 14) have not been included in the calculation of diluted loss per share on they are antidilutive

See Note 20 for details of transactions involving ordinary shares between thereporting date and the date of approval of these financial statements.

q.	Decommissioning liability:

Decommissioning liability is recognized when the Company has a present legal or constructive obligation as a result of past events, and it is probable that an outflow of resources will be required to settle the obligation, and a reliable estimate of the amount of obligation can be made. A corresponding amount equivalent to the provision is also recognized as part of the cost of the relegated property and equipment. The amount recognized is the estimated cost of decommissioning, discounted to its present value. Changes in the estimated timing of decommissioning or decommissioning cost estimates are dealt with prospectively by recording an adjustment to the provision, and a corresponding adjustment to property and equipment. The unwinding of the discount on the decommissioning provision is included as a finance cost.

As ofDecember31, 2010 andDecember 31, 2009, the Company'sdecommissioning liability is $ 15 and $ 0, respectively.

r.	Presentation of statement of comprehensive loss:

The Company has elected to present a single statement of comprehensive loss which includes both the items of the statement of operation and the items of other comprehensive loss.

NOTE 3:- SIGNIFICANT ACCOUNTING POLICIES (Cont.)

s.	Disclosure of new IFRSs in the period prior to their adoption:

IFRS 7 - Financial Instruments: Disclosure:

The amendments to IFRS 7 deal with the following issues:

1.

Clarification of the Standard's disclosure requirements. In this context, emphasis is placed on the interaction between the quantitative disclosures and the qualitative disclosures about the nature and extent of risks arising from financial instruments. The Standard also reduces the disclosure requirements for collateral held by the Company and revises the disclosure requirements for credit risk. The amendment should be applied retrospectively commencing from the financial statements for periods beginning on January 1, 2011. Earlier application is permitted.

2.

New disclosure requirements about transferred financial assets including disclosures regarding unusual transfer activity near the end of a reporting period. The objective of the amendment is to assist users of financial statements to assess the risks to which the Company may remain exposed from transfers of financial assets and the effect of these risks on the Company's financial position. The amendment is designed to enhance the reporting transparency of transactions involving asset transfers, specifically securitization of financial assets. The amendment should be applied prospectively commencing from the financial statements for periods beginning on January 1, 2012. Earlier application is permitted.

The relevant disclosures will be included in the Company's financial statements.

IFRS 9 - Financial Instruments:

1.

In November 2009, the IASB issued IFRS 9, "Financial Instruments", the first part of Phase 1 of a project to replace IAS 39, "Financial Instruments: Recognition and Measurement". IFRS 9 focuses mainly on the classification and measurement of financial assets and it applies to all financial assets within the scope of IAS 39.

According to IFRS 9, all financial assets (including hybrid contracts with financial asset hosts) should be measured at fair valueupon initial recognition. In subsequent periods, debt instruments should be measured at amortized cost if both of the following conditions are met:

	-	the asset is held within a business model whose objective is to hold assets in order to collect the contractual cash flows.

	-	the contractual terms of the financial asset give rise on specified dates to cash flows that are solely payments of principal and interest on the principal amount outstanding.

NOTE 3:- SIGNIFICANT ACCOUNTING POLICIES (Cont.)

Notwithstanding the aforesaid, upon initial recognition, the Company may designate a debt instrument that meets both of the abovementioned conditions as measured at fair value through profit or loss if this designation eliminates or significantly reduces a measurement or recognition inconsistency ("accounting mismatch") that would have otherwise arisen.

Subsequent measurement of all other debt instruments and financial assets should be at fair value.

Financial assets that are equity instruments should be measured in subsequent periods at fair value and the changes recognized in profit or loss or in other comprehensive income, in accordance with the election by the Company on an instrument-by-instrument basis (amounts recognized in other comprehensive income cannot be subsequently transferred to profit or loss). Nevertheless, if equity instruments are held for trading, they should be measured at fair value through profit or loss. This election is final and irrevocable. When an entity changes its business model for managing financial assets it shall reclassify all affected financial assets. In all other circumstances, reclassification of financial instruments is not permitted.

The Standard is effective commencingfrom January 1, 2013. Earlier application is permitted. Upon initial application, the Standard should be applied retrospectively, except as specified in the Standard.

2.

In October 2010, the IASB issued certain amendments to IFRS 9 regarding derecognition and financial liabilities. According to those amendments, the provisions of IAS 39 will continue to apply to derecognition and to financial liabilities for which the fair value option has not been elected (designated as measured at fair value through profit or loss); that is, the classification and measurement provisions of IAS 39 will continue to apply to financial liabilities held for trading and financial liabilities measured at amortized cost.

The changes arising from these amendments affect the measurement of a liability for which the fair value option has been chosen. Pursuant to the amendments, the amount of the adjustment to the liability's fair value that is attributable to changes in credit risk should be presented in other comprehensive income. All other fair value adjustments should be presented in profit or loss. If presenting the fair value adjustment of the liability arising from changes in credit risk in other comprehensive income creates an accounting mismatch in profit or loss, then that adjustment should also be presented in profit or loss rather than in other comprehensive income.

Furthermore, according to the amendments, derivative liabilities in respect of certain unquoted equity instruments can no longer be measured at cost but rather only at fair value.

NOTE 3:- SIGNIFICANT ACCOUNTING POLICIES (Cont.)

The amendmentsare effective commencing from January 1, 2013. Earlier application is permitted provided that the Company also adopts the provisions of IFRS 9 regarding the classification and measurement of financial assets (the first part of Phase 1). Upon initial application, the amendments should be applied retrospectively, except as specified in the amendments.

The Company believes that the amendments are not expected to have a material effect on the financial statements.

IFRS 10 – Consolidated Financial Statement ("IFRS 10"):

IFRS 10 replaces the requirements of IAS 17, "Consolidated and Separate Financial Statements", and the requirements of SIC-12, "Consolidation – Special Purpose entities", with respect to the consolidation of financial statements, so that the requirements of IAS 27 will continue to be valid only for separate financial statements (IAS 27R (revised 2011), "Separate Financial Statements). IFRS 10 introduces a new single control model for determining whether an investor controls an investee and should therefore consolidate it. (This model is implemented with respect to all investees, including investees that currently fall into the requirements of SIC 12). According to the model, an investor controls and investee when it is (1) exposed, or has rights, to variable returns from its involvement with that investee, (2) has the ability to affect those returns through its power over that investee, and (3) there is a link between the investor's power and the return. In addition, IFRS 10 states that "de facto" power should be considered when assessing control. This means that the existence of de facto control could require consolidation. When assessing control, all substantive potential voting rights will be taken into account. The structure, reasons for existence and condition s of potential voting rights should be considered. IFRS 10 is applicable retrospectively for annual periods beginning on or after January 1, 2013. Early adoption is permitted providing that disclosure is provided and that the entire consolidation suite is early adopted, meaning also the two additional standards that were issued – IFRS 11, "Joint Arrangements", and IFRS 12, "Disclosure of Involvement with Other Entities".

The Company believes that the new Standard will not have a material effect on its financial statements.

IFRS 11 – Joint Arrangements ("IFRS 11"):

IFRS 11 replaces the requirements of IAS 31, "Interests in Joint Ventures", and amends part of the requirements in IAS 28, "Investments in Associates". IFRS 11 is applicable retrospectively for annual periods beginning on or after January 1, 2013, but there are specific requirements for retrospective implementation in certain cases. Early adoption is permitted providing that disclosure is provided and that the entire consolidation suite is adopted at the same time, meaning also the two additional standards published – IFRS 10, "Consolidated Financial Statements", and IFRS 12, "Disclosure of Involvement with Other Entities".

NOTE 3:- SIGNIFICANT ACCOUNTING POLICIES (Cont.)

The Company believes that the new Standard will not have a material effect on its financial statements.

IAS 28R – Investments in Associates and joint Ventures ("IAS 28R"):

IAS 28R replaces the requirements of IAS 28, "Investments in Associates", as a result of the publication of IFRS 11, as mentioned above. IAS 28R states, among other things, that IFRS 5 applies to an investment, or a portion of an investment, in an associate or a joint venture, that meets the criteria to be classified as held for sale. Until the disposal of the portion of the investment that has been classified as held for sale ,the equity method continues to be applied on the portion of the investment that has not been classified as held for sale. Early adoption is permitted providing that disclosure is provided and that the entire consolidation suite is adopted at the same time, meaning also the additional standards published – IFRS 10, "Consolidated Financial Statements", IFRS 11, "Joint Arrangements" and IFRS 12, "Disclosure of Involvement with Other Entities".

The Company believes that the new Standard will not have a material effect on its financial statements.

IFRS 12 – Disclosure of Involvement with Other Entities ("IFRS 12"):

IFRS 12 contains extensive disclosure requirements for entities that have interests in subsidiaries, joint arrangements (i.e. joint operations or joint ventures), associates and unconsolidated structured entities. IFRS 12 is applicable for annual periods beginning on or after January 1, 2013. Early adoption is permitted providing that the entire consolidation suite is adopted at the same time, meaning also the two additional standards published – IFRS 10, "Consolidated Financial Statements" and IFRS 11, "Joint Arrangements". Nevertheless, it is permitted to voluntarily provide the additional disclosures required by IFRS 12 prior to its adoption without early adoption of the other standards.

The relevant disclosure will be included in the Company's financial statements.

IFRS 13 – Fair Value Measurement ("IFRS 13"):

In May 2011, the IASB issued IFRS 13. IFRS 13 replaces the fair value measurement guidance continued in individual IFRSs with a single source of fair value measurement guidance. It defines fair value, establishes a framework for measuring fair value and sets out disclosure requirements for fair value measurements. IFRS 13 does not introduce new requirements to measure assets or liabilities at fair value. IFRS 13 applies to assets, liabilities and an entity's own equity instruments that, under other IFRSs, are required or permitted to be measured at fair value or when disclosure of fair value is provided. Nevertheless, IFRs 13does not apply to share-based payment transactions within the scope of IFRs 2, "Share-Based Payment", and leasing transactions within the scope of IAS 17, "Leases".

NOTE 3:- SIGNIFICANT ACCOUNTING POLICIES (Cont.)

IFRS 13 does not apply to measurements that are similar to but are not fair value (such as the measurement of the net realizable value of inventory, in accordance with IAS 2, "Inventories", and the measurement of value in use, in accordance with IAS 36, "Impairment of Assets"). IFRS 13 is applicable prospectively for annual periods beginning on or after January 1, 2013. Earlier application is permitted with disclosure of that fact. The disclosure requirements of IFRS 13 need not be applied in comparative information for periods before initial application.

The Company is evaluating the standard adoption's expected effects on the financial statements.

IAS 1 – Presentation of Financial Statements: Presentation of Items of Other Comprehensive Income ("the amendment"):

In June 2011, the IASB issued an amendment to IAS 1, "Presentation of Financial Statements: Presentation of Items of Other Comprehensive Income". The amendment changes the presentation of items of other comprehensive income ("OCI") in the financial statements, so that items of OCI that may be reclassified to profit or loss in the future, would be presented separately from those that would never be reclassified to profit or loss. Additionally, the amendment changes the title of the Statement of Comprehensive Income to Statements of Profit or Loss and Other Comprehensive Income. However, entities are still allowed to use other titles. The amendment is effective for annual periods beginning on or after July 1, 2012. The amendment will be applied retrospectively. Early adoption is permitted providing that disclosure is provided.

The Company believes the adoption of the amendment will not have a material effect on the financial statements.

IAS 24 - Related Party Disclosures:

The amendment to IAS 24 clarifies the definition of a related party in order to simplify the identification of such relationships and to eliminate inconsistencies in its application. In addition, Government-related companies are provided a partial exemption of disclosure requirements for transactions with the Government and other Government-related companies. The amendment should be applied retrospectively commencing from the financial statements for annual periods beginning on January 1, 2011. Earlier application is permitted.

The relevant disclosures will be included in the Company's financial statements.

NOTE 3:- SIGNIFICANT ACCOUNTING POLICIES (Cont.)

IAS 32 - Financial Instruments: Presentation - Classification of Rights Issues:

The amendment to IAS 32 provides that rights, options or warrants to acquire a fixed number of the Company's equity instruments for a fixed amount of any currency are classified as equity instruments if the Company offers the rights, options or warrants pro rata to all of its existing owners of the same class of its non-derivative equity instruments.

The amendmentshould be applied retrospectively commencing from the financial statements for annual periods beginning on January 1, 2011. Earlier application is permitted.

NOTE 4:- CASH AND CASH EQUIVALENTS

	December 31,
	2010	2009
	U.S. dollars in thousands

In US Dollars	$8,649	$1,978
In Canadian Dollars	23	53
In NIS	14	13

	$8,686	$2,044

NOTE 5:- RESTRICTED CASH

Short-term restricted cash of $ 941 as of December 31, 2010isthe Company’s proportionate share of cash held by a financial institution as a guarantee to secure a letter of credit issued to a third party supplier in respect of exploration services of the Yitzhak UJV.

Long-term restricted cash of $ 65 as of December 31, 2010relates to cash held by a financial institution as a guarantee for the Company's Israeli office and the land lease on the Eitan license.

NOTE 6:- ACCOUNTS RECEIVABLE

Accounts receivable are non-interest bearing and are generally on 30-90 days terms.The Company has no past due or impaired trade receivables as of December 31, 2010 and2009.

NOTE 7:- OTHER RECEIVABLES ANDPREPAID EXPENSES

	December 31,
	2010	2009
	U.S. dollars in thousands

Receivable from UJVs	$5,723	$-
Government authorities	283	16
Advances to suppliers	-	353
Other receivables	191	12

	$6,197	$381

NOTE 8:- PROPERTY AND EQUIPMENT, NET

a.	Composition and movement:

2010
		Office	Computer
	Drilling rig	furniture	and
	and related	and	peripheral
	equipment	equipment	equipment	Total
	U.S. dollars in thousands
Cost:
Balance at January 1, 2010	$-	$-	$-	$-

Purchases	389	6	32	427

Balance at December 31, 2010	389	6	32	427

Accumulated depreciation:

Balance at January 1, 2010	-	-	-	-

Additions during the year:
Depreciation	9	-	3	12

Balance at December 31, 2010	9	-	3	12

Depreciated cost at
December 31, 2010	$380	$6	$29	$415

NOTE 9: EXPLORATION AND EVALUATION ASSETS

The following is a description of activities in respect ofthe Company's licenses:

a.	Eitan:

The Eitan License comprises an area of approximately 31,060 acres in the Hula Valley in Northern Israel. The Eitan License was awarded in December 2008 for a term of three years, expiring in December 2011, and may be renewed upon fulfillment of certain conditions for a further four year period. The Company has a 100% working interest in the license.

The Company commenced its drilling work program at the end of December 2010.

		267-day
	Year ended	period ended
	December 31,	December 31,
	2010	2009
	U.S. dollars in thousands

Exploration expenses	$568	$195

b.	Off-shore licenses:

On September 20, 2009 the Company signed a Letter of Intentwith Brownstone Ventures Inc ("Brownstone") a less than 5% shareholder of the Company, pursuant which Brownstone was granted the right,to farm in a 15% participating interest in any existing or future oil and gas blocks acquired by the Company in offshore State ofIsrael for a three year period commencing July 15, 2009, upon assuming an obligation to contribute 15% of all costs.

On January 28, 2010, Brownstone exercised its rights to farm-in to the Yitzhak and Gabriella Licenses such that after such transaction, Brownstone owns a 15% participating interest in each of these licenses. Transfer of the beneficial ownership of these licenses is subject to the approval of the Ministry of National Infrastructure ("the Ministry") of the State of Israel.Until such time, these participating interests are held in trust by the Company.

(1)	Gabriella:

The Gabriella License was awarded to the Company in July 2009 and covers 97,000 acres (392 sq. km.) and is located approximately10km offshore Israel between Netanya and Ashdod. The license was issued for an initial three year period and may be renewed upon fulfillment of certain conditions for a further four year period.

NOTE 9: EXPLORATION AND EVALUATION ASSETS(Cont.):

In January 2010,AdiraEnergy Israel Ltd.,signed an agreement with Modiin Energy Limited Partnership ("MELP") and Modiin Energy General Partners ("MEGP") (collectively "Modiin") to facilitate the full initial funding of the Gabriella License. Under the terms of the agreement, Modiin farmed in 70% of the rights of participation in the Gabriella License (the "Gabriella Project"). As discussed above, Brownstone has a 15% participating interest in the Gabriella License as well. Modiin has agreed to fund its 70% share, as well as the Company's 15% share of the work program up to a total of $ 8,000 (i.e. $ 1,200).

In addition, Modiin will pay Adira:1) a monthly management fee of $ 12.5 for a period of two years, 2) half of the management fees MEGP receives from MELP (3.75% of 7.5% management fees) in respect to this license, for a period of 24 months, commencing February 1, 2010, after which the amount increases to 4.25%; and3) a royalty of 2.25% from both MELP and MEGP each from any resources extracted until Modiin recovers its costs incurred, after which the royalty increases to 5.25% .Due to the uncertainty of receipt of these fees and royalties in the event of the termination of the exploration program, these fees and royalties are recorded as income upon receipt.

The Company has an option to purchase 15% of the Gabriella License from Modiin(or 21.43% of MELP's 70% interest) anytime until the earlier of six months after a discovery or seven years from July 2009. The exercise price for this option is the actual costs incurred by Modiin on the 15% interestup until the exercise date.

The Company currently has a 15% carried interest in Gabriella. In addition, the Companyis the operator of the Gabriella License and is entitled to receive a 7.5% operating fee on all its expenditures.

Exploration activities of Gabriella during the year ended December 31, 2010 amounted to $ 6,801. The Company's 15% interest ($ 1,020) is not included in the Company's accounts for the year ended December 31, 2010, as the Company is being carried by Modiin for the Company's first $ 1,200 of exploration expenses.

(2)	Yitzhak:

The Yitzhak license was awarded to the Company in October 2009 and covers 31,555 acres (127.7 sq.km) and is located approximately 17 km offshore Israel between Hadera and Netanya, directly to the North of and contiguous to Gabriella. The license was issued for an initial three year period and may be renewed upon fulfillment of certain conditions for a further four year period.

The Company has a 85% working interest in this license.Brownstone has a 15% participating interest in the Yitzhak license, as well. In addition, the Companyis the operator of the Yitzhak License and is entitled to receive a 7.5% operating fee on all its expenditures.

NOTE 9: EXPLORATION AND EVALUATION ASSETS(Cont.):

The Company's proportionate share of the Yitzhak licenseis as follows:

	December 31,
	2010	2009
	U.S. dollars in thousands

Restrictedcash	941	-
Prepaid expenses and other receivables	432	-

	$1,373	$-

		267-day
	Year ended	period ended
	December 31,	December 31,
	2010	2009
	U.S. dollars in thousands

Exploration expenses	$883	$-

(3)	Samuel:

The Samuel license was issued in August 2010 and covers 88,708 acres (359 sq. km) approximately 17 km offshore Israel adjacent to the shoreline between Ashkelon and RishonLe’tziyon. The license was issued to a consortium led by the Company (through the Company's subsidiaries, AOT and AGG).The Company has a net working interest of 38.25% in this license.In addition, AGGis the joint operator of the Samuel License and is entitled to receive a 7.5% operating fee on all its expenditures.

The Company's proportionate share of the Samuel licenseis as follows:

	December 31,
	2010	2009
	U.S. dollars in thousands

Cash and cash equivalents	$2,406	$-

		267-day
	Year ended	period ended
	December 31,	December 31,
	2010	2009
	U.S. dollars in thousands

Exploration expenses	$17	$-

NOTE 10:- TRADE PAYABLES

Trade payables are non-interest bearing and are normally settled on 60-day terms.

NOTE 11:- OTHER ACCOUNTS PAYABLES AND ACCRUED LIABILITIES

	December 31,
	2010	2009
	U.S. dollars in thousands

Employees in respect of payroll	$131	$34
Accrued expenses	107	110
Other	42	4

	$280	$148

Accounts payable are non-interest bearing and have an average term of 30 days.

NOTE 12:- FINANCIAL INSTRUMENTS

The Company's financial instruments have been designated as follows:

Cash and cash equivalents	- Held-for-trading;
Restricted cash	- Held-for-trading;
Accounts receivable	- Loans and receivables;
Accounts payable and accrued liabilities	- Other financial liabilities.

The carrying values of cash and cash equivalents, restricted cash, accounts receivable, trade payables, otheraccounts payable and accrued liabilities approximate their fair values due to the short-term maturity of these financial instruments.

a.	Credit risk:

Concentration of credit risk exists with respect to the Company's cash and cash equivalents and accounts receivable. The Company's exposure is for cash held in bank accounts, including restricted cash, in the amount of $ 9,627 thousand and on accounts receivable and other receivables of $ 7,977 thousand.

The Company manages credit risk, in respect of cash and cash equivalents, and restricted cash, by holding them at major Canadian and Israeli financial institutions in accordance with the Company's investment policy. The Company places its temporary cash and cash equivalents with high credit quality financial institutions. None of the Company's accounts receivable is overdue as at December 31, 2010.

NOTE 12:- FINANCIAL INSTRUMENTS (Cont.)

b.	Liquidity risk:

Liquidity risk is the risk that the Company will encounter difficulty in obtaining funds to meet current obligations and future commitments. The Company's approach to managing liquidity risk is to forecast cash requirements to provide reasonable assurance that it will have sufficient funds to meet its liabilities when due. The Company maintains sufficient working capital in order to meet short-term business requirements. As of December 31, 2010, the Company had cash and cash equivalents and restricted cash of $ 9,627 thousand, and accounts receivable prepaid expenses and other receivables of $7,977 thousandagainst current trade payables, other accounts payable and accrued liabilities in the amount of $ 7,940 thousand.

c.	Market risk:

Market risk is the risk that the fair value or future cash flows of a financial instrument will fluctuate because of changes in market prices. Market risk is comprised of three types of risk: interest rate risk, foreign currency risk and other price risk.

1.	Interest rate risk:

The Company is not exposed to significant interest rate risk due to the short- term maturity of its cash equivalents.

2.	Foreign currency risk:

The Company is exposed to financial risk related to the fluctuation of foreign exchange rates. The Company operates in Israel. Most of the Company's monetary assets are held in U.S. dollars and most of the Company's expenditures are made in U.S. dollars. However, the Company also has expenditures in new Israeli shekels ("NIS") and Canadian dollars. A significant change in the currency rates between the NIS and the Canadian dollar relative to the U.S. dollar could have a material effect on the Company's future results of operations, financial position or cash flows depending on the Company's currency management techniques. The Company has not hedged its exposure to currency fluctuations. An increase or decrease of 5% of the Canadian dollar or the NIS relative to the U.S. dollar would not have a significant effect on the Company. During the year ended December 31, 2010, the Company recorded net exchange rate loss of $5 thousand (2009 - gain of $ 15 thousand).

NOTE 12:- FINANCIAL INSTRUMENTS (Cont.)

Capital management in the Company:

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

NOTE 13:- TAXES ON INCOME

a.	Tax rates applicable to the Group/the Company:

	1.	The corporate tax rate in Canada in 2010 is 18% (2009 – 19%), and the Ontario tax rate in 2010 is 13% (2009 – 14%).

2.

The rate of the Israeli corporate tax is as follows: 2009 - 26%, 2010 - 25%. Tax at a reduced rate of 25% applies on capital gains arising after January 1, 2003, instead of the regular tax rate. In July 2009, the "Knesset" (Israeli Parliament) passed the Law for Economic Efficiency (Amended Legislation for Implementing the Economic Plan for 2009 and 2010), 2009, which prescribes, among others, an additional gradual reduction in the rates of the Israeli corporate tax and real capital gains tax starting 2011 to the following tax rates: 2011 - 24%, 2012 - 23%, 2013 - 22%, 2014 - 21%, 2015 - 20%, 2016 and thereafter - 18%.

NOTE 13:- TAXES ON INCOME (Cont.)

b.	Tax assessments:

Final tax assessments:

The Company's and its subsidiaries have not yetreceived final tax assessments since their incorporation.

c.	Carryforward losses for tax purposes and other temporary differences:

As of December 31, 2010, carryforward losses in Canada are approximately $ 1,000 and expire through 2031. As of December 31, 2010, carryforward losses in Israel are approximately $ 767 and may be carried forward indefinitely.

Deferred tax assets relating to carryforward operating losses and other temporary differences of approximately $ 505 were not recognized because their utilization in the foreseeable future is not probable.

d.	Taxes on income included in the statements of comprehensive loss:

		267-day
	Year ended	period ended
	December 31,	December 31,
	2010	2009
	U.S. dollars in thousands

Current taxes	$15	$1

e.	Theoretical tax:

A reconciliation between the tax expense, assuming that all the income and expenses, gains and losses in the statement of comprehensive loss were taxed at the statutory tax rate and the taxes on income recorded in the statement of comprehensive loss is as follows:

NOTE 13:- TAXES ON INCOME (Cont.)

		267-day
	Year ended	period ended
	December 31,	December 31,
	2010	2009
	U.S. dollars in thousands

Loss before income taxes	$(2,989)	$(6,721)

Statutory tax rate	31%	33%

Tax benefit computed at the statutory tax rate	$927	$2,218

Increase (decrease) in taxes on income resulting from the following factors:

Tax benefit arising for tax rate differences in Israel	(11)	(128)
Non-deductible expenses for tax purposes	(482)	(1,789)
Non-recognition of tax benefit in respect of losses	(419)	(300)

Taxes on income	$15	$1

NOTE 14:- SHARE CAPITAL

a.	Authorized:

Unlimited number of Common shares without nominal or par value.

b.	Issued and outstanding Common shares:

(i)

Adira issued 16,640,000 common shares upon incorporation to directors of the Company for services performed prior to incorporation. An expense equal to the estimated fair value of the shares issued (CDN $0.05 per share) totaling $486 thousand was charged to consulting fees. The shares were valued at their fair value based on the price that arm's length individuals subscribed to near the same date.

(ii) In April 2009, Adira issued 14,560,000 common shares at CDN $0.05 per share for proceeds of $425.

(iii)

Pursuant to the share exchange agreement (Note 1b), the 22,500,000 shares of Adira were split into an aggregate of 31,200,000 shares. All shares options, warrants and per share amountsin these financial statements have been restated to reflect the share split.

NOTE 14:- SHARE CAPITAL (Cont.)

(iv)

InAugust 2009, Adira issued 7,600,000 units at $ 0.25 per unit for gross proceeds of $ 1,900,000. AMG issued 400,000 of the units at $ 0.25 per unit for gross proceeds of $100,000 subsequent to the completion of the share exchange agreement. Each unit consisted of one common share of Adira/AMG and one- half of one common share purchase warrant. Each warrant entitles the holder to purchase one common share of Adira/AMG at a price of $0.50 per common share for a period of two years. In connection with the private placement, Adira issued 240,001 common shares as a finder's fee at a deemed cost of $ 0.25 per share for a total deemed cost of $ 60and 500,770 warrants to agents as finders' fees valued at $ 100. The warrants are exercisable at $ 0.25 per common share and expire on August 31, 2011. The fair value of these agent's warrants was $ 100calculated using the Black-Scholes option pricing model. An additional $ 229 thousand of share issuance costs were incurred.

(v)

On November 22, 2010, the Company completed a private placement of 27,500,000 subscription receipts ("Receipts") for gross proceeds of $ 11,000 (issuance expenses of $ 923). On December 3, 2010, the Receipts were converted into 27,500,000 Common shares at $ 0.40 per share and 13,750,000 Common share purchase warrants ("Warrants") with an exercise price of $ 0.55 for each Warrant. In addition, 1,307,375 broker warrants were issued with an exercise price of $ 0.40.

On December 2, 2010, the Common shares of the Company commenced trading on the TSX Venture Exchange (the "TSX-V") under the trading symbol "ADL".

28,233,745 Common shares, 2,848,000 options and 118,200 warrants are subject to TSX-V Escrow requirements.

Following the above mentioned private placements, the Company has 90,140,001Common shares outstanding, 19,558,145 warrants outstanding and 5,659,000 share options granted to directors, officers and employees.

c.	Stock Option Plan:

Under the Company's August 31, 2009 Stock Option Plan("the Incentive StockOption Plan"), options may be granted to employees, officers, consultants, service providers and directors of the Company or its subsidiaries.

NOTE 14:- SHARE CAPITAL (Cont.)

Stock options may be issued up to 10% of the Company's outstanding Common sharesat a term and exercise price to be determined by the Company's Board of Directors provided that the exercise price is no less than the market price at the date of the grant. The maximum term of the options is ten years from the date of grant.

As of December 31, 2010, an aggregate of 3,355,000of the Company's options werestill available for future grant.

The Company typically grants stock options vesting periods of between two to four years.with the exercise price at the closing price of the stock on the date of the grant and an expiry date of five years from the date of grant.

A summary of the stock option plan and changes during the 267 days period ended December 31, 2009 and the year ended December 31,2010 were as follows:

	Number of	Weighted
	options	average
	outstanding	exercise price

Options granted	3,984,000	0.25

Balance, December 31, 2009	3,984,000	0.25
Options granted	2,745,000	0.60
Options forfeited	(1,070,000)	0.43

Balance, December 31, 2010	5,659,000	0.39

The following tables summarize information about stock options outstanding and exercisable as of:

December 31, 2010:

					Average
			Number of	Number of	remaining
		Exercise	options	options	contractual
Grant date	Expiry date	price	outstanding	exercisable	life

August 31, 2009	August 20, 2014	$ 0.25	3,064,000	1,315,800	3.64
September 23, 2009	September 23, 2014	$ 0.25	400,000	250,000	3.73
January 28, 2010	January 27, 2015	$ 0.60	1,270,000	455,813	4.08
July 22, 2010	July 22, 2015	$ 0.60	925,000	231,250	4.56

			5,659,000	2,252,863

NOTE 14:- SHARE CAPITAL (Cont.)

December 31, 2009:

						Average
				Number of	Number of	remaining
		Grant date	Exercise	options	options	contractual
Grant date	Expiry date	fair value	price	outstanding	exercisable	life

August 31, 2009	August 20, 2014	$ 0.29	$ 0.25	3,334,000	1,415,120	4.64
September 23, 2009	September 23, 2014	$ 0.22	$ 0.25	650,000	350,000	4.73

				3,984,000	1,765,120

Stock options granted are expensed as share-based payments. The Company uses the Black-Scholes option pricing model to value stock options granted. The model requires management to make assumptions, which are subjective and may not be representative of actual results. Changes in assumptions can materially affect estimates of fair values.

The fair value for options granted is amortized over their vesting period using a straight-line recognition method and estimated at the date of grant with the following assumptions:

	2010	2009

Dividend yield	0%	0%
Expected volatility	113%-175%	175%
Risk-free interest	1.7%-2.4%	2.4%
Forfeiture rate	0%	0%
Expected life	5	5

Expected volatility is based on historical volatility that is representative of future volatility over the expected term of the options. The expected term of options grantedrepresents the period of time that options granted are expected to be outstanding. The risk free interest rate is based on the yield of Canadian Treasury bonds with equivalent terms. The dividend yield is based on the Company's historical and future expectation of dividends payouts. The Company has not paid cash dividends historically and has no plans to pay cash dividends in the foreseeable future.

NOTE 14:- SHARE CAPITAL (Cont.)

d.	Share purchase warrants:

The Company had share purchase warrants outstanding entitling the holders to acquire Common shares as follows:

		Weighted
	Number of	Average
	Warrants	Exercise Price

Warrants issued	4,500,770	$0.47

Balance as of December 31, 2009	4,500,770	$0.47
Warrants issued	15,057,375	$0.54

Balance as of December 31, 2010	19,558,145	$0.52

The following tables summarized information about warrants and broker warrants outstanding as of December 31, 2010:

		Grant date	Exercise	Number of
Issue date	Expiry date	fair value	price	warrants

August 4, 2009	August 31, 2011*)	$ 0.25	$ 0.50	4,000,000
August 4, 2009	August 31, 2011	$ 0.25	$ 0.25	500,770
December 3, 2010	December 3, 2013	$ 0.34	$ 0.55	13,750,000
December 3, 2010	December 3, 2013	$ 0.35	$ 0.40	1,307,375

				19,558,145

*) See also Note 20c.

e.	Share-based compensation expenses of $ 451 and $ 1,277 have been expensed in profit or lossduring the periodsended December 31, 2010and December 31, 2009,respectively.

NOTE 15:- RELATED PARTY BALANCES AND TRANSACTIONS

a.

During the yearended December 31, 2010, the Company incurred $ 574in consulting fees and operating expenses toprivate companies which are controlled by directors or officers of the Company (periodended December 31, 2009 - $ 65).

These transactions are in the normal course of operations and are measured at the exchange amount, which is the amount of consideration established and agreed to by the related parties.

b.	Compensation of key management personnel:

For the purpose of related party disclosure accordance with IAS 24, directors, the CEO, CFO, COO and executive vice president are considered key management personnel.

		267-day
	Year ended	period ended
	December 31,	December 31,
	2010	2009
	U.S. dollars in thousands

Short-term employee benefits	$375	$65
Share based compensation	772	735

	$1,147	$800

NOTE 16:- COMMITMENTS AND CONTINGENCIES

a.	Leases:

The Company has agreements for the lease of the offices in Toronto, Canada and Ramat-Gan, Israelfor periods through 2014. Future minimum lease payments under non-cancelable operating leasesare as follows:

		267 days
	Year ended	period ended
	December 31,	December 31,
	2010	2009
	U.S. dollars in thousands

Within one year	$147	$-
After one year but not more than five years	351	-

	$498	$-

NOTE 16:- COMMITMENTS AND CONTINGENCIES(Cont.)

b.	Licenses:

The Company has commitments to the Ministry to complete the work programs on all of the Company’s licenses. Based on the current commitments, the Company is require to spud at least one well on the Samuel licenses by October 1, 2012 and on the Gabriella and Yitzhak licenses by December 1, 2012.

The Company has until December 31, 2011 to complete its commitments to the Ministry in respect of the Eitan license, which the Company estimates will amount to approximately $ 900.

c.	Geoglobal Resources Inc.:

In August 2010, the Company signed a definitive co-operation agreement with Geo Global Resources Inc., and its wholly-owned subsidiary, Geo Global Resources (India) Inc. (collectively "GGR") confirming the terms whereby GGR has agreed to assign an option it has to acquire up to a 5% participating interest in each of two deep water licenses offshore Israel known as Petroleum License No’s 347 "Myra" and 348 "Sara", to the Company ("the S&M Option"). The Sara and Myra Licenses are each subject to joint operating agreements ("JOA") among the holders of the participating interests in the respective licenses, which joint operating agreements govern the operations with respect to the exploration work on the licenses and the change of any interest holders in these licenses.

On October 28, 2010, by notice to the other joint holders of interests under the JOA’s (the "S&M Consortium"), and with the consent of the Company, GGR gave notice of its intent to exercise the S&M Option pursuant to the terms of the JOA’s but has to date not formally exercised the S&M Option nor have funds been paid on behalf of any party for such exercise.

GGRhas agreed to hold the S&M Option in the S&M Licenses (and all rights pursuant thereto) in trust for the Company (the "Beneficiary S&M Interest").

As a condition to the Company obtaining title to the Beneficiary S&M Interest, the Company will (i) be required to become a signatory to the joint operating agreements; and (ii) obtain the approval of the Israeli Petroleum Commissioner. Upon obtaining the Company’s interest and receipt of the approvals, the Company will be required to pay $ 1,200 in one lump sum payment to certain parties of the joint operating agreements. Additionally, the Company will be expected to pay its pro rata share of expenditures, pursuant to the joint operating agreements. The Beneficiary S&M Interest is dependent upon a number of circumstances beyond the control of the Company and there is no assurance that the Company will be able to take title of this asset.

NOTE 16:- COMMITMENTS AND CONTINGENCIES(Cont.)

d.	Joint venture commitments:

The JOA's of each of the joint ventures in which the Company has a participating interest require that the Company commit to fund its proportionate share of the approved annual budget and work programs.

The Company's funding commitment for 2011 to the Offshore Licenses amounts to approximately $ 3,200.

e.	Coalbed Gas Hachula Ltd (“CGH”)

During April 2010, the Company signed a letter of intent with CGH, pursuant to which the Company has a right to farm in to 70% of the Notera License which is approximately 19,000 acres and contiguous and directly to the south of the Eitan License, (“CGH LOI”). Pursuant to the CGH LOI, the Company has an option to obtain an interest in the Notera License, by paying CGH $200, and drilling and testing one cored well, at an approximate cost of $600. The terms of the CGH LOI are subject to Israel governmental regulation and are conditional on the Israel Petroleum Commissioner’s approval to transfer 70% of the Notera working interest to the Company. To date, the Company has not expended any funds on the Notera License nor has the CGH LOI received governmental approval.

See also Note 20b.

NOTE 17:- GEOGRAPHICAL INFORMATION

The Company operates in one segment, the oil and gas business and conducts its operations in Israel with its head office in Canada. The geographical information of the Company's revenues and non-current assets is as follows:

Year ended December 31, 2010:

	Canada	Israel	Total
Revenues and other income	$-	$1,707	$1,707
Property and equipment, net	$-	$415	$415
Exploration and evaluation assets	-	19	19
Total	$-	$434	$434

267-day period ended December 31, 2009:

	Canada	Israel	Total
Revenues and other income	$-	$-	$-
Exploration and evaluation assets	$-	$12	$12

NOTE 17:- GEOGRAPHICAL INFORMATION (Cont.)

Additional information about revenues:

All revenuesand other income recognizedare derived from Israel as follows:

		267-day
	Year ended	period ended
	December 31,	December 31,
	2010	2009
	U.S. dollars in thousands

Consulting	$810	$-
Operator fees	455	-
Other income (including $ 330 farm out - see Note 9b(1))	442	-

	$1,707	$-

NOTE 18:- MAJOR CUSTOMERS

For the year ended December 31, 2010 and for the period ended December 31, 2009, revenues from major customers(UJVs)that each exceeds 10% of consolidated revenue are as follows:

	2010	2009
	U.S. dollars in thousands

Customer A	$1,121	$-

NOTE 19:- RECONCILIATION OF THE CONSOLIDATED FINANCIAL STATEMENTS UNDER CANADIAN GAAP TO CONSOLIDATED FINANCIAL STATEMENTS UNDER IFRS

a.	General:

As stated in Note 2b, these consolidated financial statements are the first annual consolidated financial statements in accordance with IFRS.

b.	Reconciliation from Canadian GAAP to IFRS:

IFRS 1 requires the inclusion of a reconciliation of the Company's equity reported in accordance with previous GAAP to its equity in accordance with IFRS for both of the following dates: the date of transition to IFRS (April 2009) and the end of the latest period presented in the entity’s most recent annual financial statements in accordance with previous GAAP.

NOTE 19:- RECONCILIATION OF THE CONSOLIDATED FINANCIAL STATEMENTS UNDER CANADIAN GAAP TO CONSOLIDATED FINANCIAL STATEMENTS UNDER IFRS (Cont.)

According to IFRS 1, IFRS are to be retroactively implemented in the opening balance sheet as of the transition date. Since the Company was incorporated in April 2009, the opening balance sheet in accordance with Canadian GAAP and IFRS is identical. In respect of the balance sheet as December 31, 2010, the share exchange as described in Note 1d resulted in the recording of issuance expenses of $4,902in 2009, which increased the accumulated deficit as well the additional paid-in capital.The difference in accounting treatment had no net effect on total equity.

The only adjustment in the Company's consolidated statement of comprehensive loss for the year ended December 31, 2010, as a result of the transition to IFRS is due to the recognition of expense for stock based payments awards with graded vesting features. In accordance with Canadian GAAP, entities make an accounting policy election to recognize compensation costs of awards containing only service conditions either on a straight-line basis or on an accelerated basis, regardless of whether the fair value of the award is measured based on the award as a whole or for each individual tranche. Under IFRS, entities must recognize costs on an accelerated basis (each individual tranche must be separatelymeasured). The Company has previously elected the straight line method per Canadian GAAP and as a result of the transition to IFRS has recorded an additional expenseof $ 452 in its statements of comprehensive lossfor the year ended December 31, 2010.

NOTE 20:- SUBSEQUENT EVENTS

a.	On February 15, 2011, the Company completed a private placement of 10,483,870Common shares at a price of CND$0.62 per share for netproceeds of $6,138.

b.	In July 2011, the Company terminated the Participation Agreement, Joint Operating Agreement and the License Farm-In Agreement with CGH relating to the Notera License.

c.

On August 18, 2011, the Company approved the extension of the exercise date of 3,900,000 warrants issued with an exercise price of $ 0.50 from August 31, 2011 to September 30, 2011, for no additional consideration.

ITEM 18	FINANCIAL STATEMENTS

We have elected to provide financial statements pursuant to Item 17.

ITEM 19	EXHIBITS

The following exhibits are included in this Transition Report on Form 20-F:

Exhibit Number	Description

1.1	Articles of Conversion (1)

1.2	Articles of Continuance (1)

1.3	By-Laws (1)

1.4	Certificate and Articles of Amendment (3)

4.1	Securities Exchange Agreement among the Company, Adira Energy, Alan Friedman, Dennis Bennie and Ilan Diamond.(2)

4.2	Form of Securities Exchange Agreement among the Company, Adira Energy and the Minority Shareholders of Adira Energy.(2)

4.3	2009 Stock Option Plan (2)

4.4	Agency Agreement between Adira Energy and DS Apex Mergers & Acquisitions Ltd dated November 22, 2010 (4)

4.5	Nominee Agreement with BRM Group Ltd (4)

8.1	List of Subsidiaries (5)

12.1	Certificate of Acting Principal Executive Officer pursuant to Section 302 of the Sarbanes-Oxley Act of 2002 (5)

12.2	Certificate of Chief Financial Officer pursuant to Section 302 of the Sarbanes-Oxley Act of 2002 (5)

13.1	Certificate of Acting Principal Executive Officer and Chief Financial Officer pursuant to Section 906 of the Sarbanes-Oxley Act of 2002 (5)

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

ADIRA ENERGY LTD.

Per:	/s/ Gadi Levin
Name:	Gadi Levin
Title:	Acting Principal Executive Officer and Chief Financial Officer

Date:	February 26, 2012