Form 20-F
period 2011-12-31
Adira Energy Ltd.
filed 2012-04-27
CIK 1109504

UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

FORM 20-F

[   ]  REGISTRATION STATEMENT PURSUANT TO SECTION 12(b) or 12(g) OF THE SECURITIES EXCHANGE ACT OF 1934

OR

[X]  ANNUAL REPORT PURSUANT TO SECTION 13 OR 15(d) OF THE SECURITIES EXCHANGE ACT OF 1934

For the fiscal year ended December 31, 2011

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

COMMON SHARES
(Title of Class)

Securities for which there is a reporting obligation pursuant to Section 15(d) of the Act: None

i

Number of outstanding shares of the Company’s only class of capital or common stock as at December 31, 2011 was
101,768,453 common shares.

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
Yes [   ]     No [   ]

Indicate by check mark whether the Registrant is a large accelerated filer, an accelerated filer, or a non-accelerated filer. See definition of “accelerated filer and large accelerated filer” in Rule 12b-2 of the Exchange Act. (check one):

Large accelerated filer [ ]	Accelerated filer [ ]	Non-accelerated filer [X]

Indicate by check mark which basis of accounting the Registrant has used to prepare the financial statements included in this filing:

U.S.	International Financial Reporting Standards as issued by the International Accounting Standards Board
GAAP [ ]	[X]	Other [ ]

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
YES [   ]     NO [   ]

TABLE OF CONTENTS

GENERAL			- 1 -

PART I			- 2 -

ITEM 1	IDENTITY OF DIRECTORS, SENIOR MANAGEMENT AND ADVISERS		- 2 -
ITEM 2	OFFER STATISTICS AND EXPECTED TIMETABLE		- 2 -
ITEM 3	KEY INFORMATION		- 2 -
	A.	Selected Financial Data	- 2 -
	B.	Capitalization and Indebtedness	- 5 -
	C.	Reasons for the Offer and Use of Proceeds	- 5 -
	D.	Risk Factors	- 5 -
ITEM 4	INFORMATION ON THE COMPANY		- 17 -
	A.	History and Development of the Company	- 17 -
	B.	Business Overview	- 19 -
	C.	Organizational Structure	- 23 -
	D.	Property, Plant and Equipment	- 24 -
ITEM 5	OPERATING AND FINANCIAL REVIEW AND PROSPECTS		- 25 -
	A.	Operating Results	- 25 -
	B.	Liquidity and Capital Resources	- 29 -
	C.	Research and Development, Patents and Licences	- 33 -
	D.	Trend Information	- 33 -
	E.	Off-Balance Sheet Arrangements	- 33 -
	F.	Tabular Disclosure of Contractual Obligations	- 33 -
	G.	Safe Harbor	- 33 -
ITEM 6	DIRECTORS, SENIOR MANAGEMENT AND EMPLOYEES		- 33 -
	A.	Directors and Senior Management	- 33 -
	B.	Compensation	- 42 -
	C.	Board Practices	- 50 -
	D.	Employees	- 51 -
	E.	Share Ownership	- 52 -
ITEM 7	MAJOR SHAREHOLDER AND RELATED PARTY TRANSACTIONS		- 56 -
	A.	Major Shareholders	- 56 -
	B.	Related Party Transactions	- 57 -
	C.	Interests of Experts and Counsel	- 58 -
ITEM 8	FINANCIAL INFORMATION		- 58 -
	A.	Consolidated Statements and Other Financial Information	- 58 -
	B.	Significant Changes	- 58 -
ITEM 9	THE OFFER AND LISTING		- 58 -
	A.	Offer and Listing Details – Price History	- 58 -
	B.	Plan of Distribution	- 60 -
	C.	Markets	- 60 -
	D.	Selling Shareholders	- 60 -
	E.	Dilution	- 60 -
	F.	Expenses of the Issue	- 60 -
ITEM 10	ADDITIONAL INFORMATION		- 61 -
	A.	Share Capital	- 61 -
	B.	Memorandum and Articles of Incorporation	- 61 -
	C.	Material Contracts	- 61 -
	D.	Exchange Controls	- 61 -
	E.	Taxation	- 63 -
	F.	Dividends and Paying Agents	- 69 -
	G.	Statement by Experts	- 69 -
	H.	Documents on Display	- 69 -
	I.	Subsidiary Information	- 69 -
ITEM 11	QUANTITATIVE AND QUALITATIVE DISCLOSURES ABOUT MARKET RISK		- 70 -

GENERAL

This Form 20-F is being filed as an annual report under the Exchange Act.

In this Form 20-F, references to:

“Adira” means Adira Energy Ltd., a Canadian federal corporation (formerly AMG Oil Ltd.);

“Adira Group” means Adira Energy Ltd. (formerly AMG Oil Ltd.) together with: (a) its wholly-owned subsidiary, Adira Energy Holding Corp.; (b) its wholly-owned indirect (through Adira Energy) subsidiaries, Adira Energy Israel Ltd., Adira Energy Israel Services Ltd., Adira Oil Technologies Ltd., Adira Energy CBM Ltd., and Adira Energy Holdings (Barbados) Ltd., which wholly owns Adira Energy Investments (Barbados) Ltd.; and (c) Adira’s 60% indirect (through Adira Energy) subsidiary, Adira Geo Global Ltd.;

“Adira Energy” means Adira Energy Holding Corp., an Ontario corporation (formerly Adira Energy Corp.);

“Adira Israel” means Adira Energy Israel Ltd., an Israeli corporation;

“Adira Services” means Adira Energy Israel Services Ltd., an Israeli corporation;

“We”, “us”, “our”, and the “Company” mean Adira Group; and

“AMG” refers to AMG Oil Ltd. which was the name of the Company prior to its change of name to Adira Energy Ltd. on December 17, 2009.

Adira and Adira Energy have historically used U.S. dollar as their reporting currency. All references in this document to “dollars” or “$” are to United States dollars and all references to “CDN$” are to Canadian dollars, unless otherwise indicated.

Except as noted, the information set forth in this Form 20-F is as of December 31, 2011 and all information included in this document should only be considered correct as of such date.

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

The statements contained in Item 4.B. – “Business Overview”, Item 5 – “Operating and Financial Review and Prospects” and Item 11 – “Quantitative and Qualitative Disclosures About Market Risk” are inherently subject to a variety of risks and uncertainties that could cause actual results, performance or achievements to differ significantly.

PART I

ITEM 1 - IDENTITY OF DIRECTORS, SENIOR MANAGEMENT AND ADVISERS

Not applicable.

ITEM 2 - OFFER STATISTICS AND EXPECTED TIMETABLE

Not applicable.

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

Adira Energy’s predecessor is Adira Israel, which was incorporated in Israel on October 26, 2008. In order to facilitate tax planning, all of the issued and outstanding shares of Adira Israel were registered in the name of Adira Africa Corp. (“Adira Africa”), a privately-owned Canadian corporation, as a trustee for and on behalf of a corporation to be incorporated in Ontario – namely, Adira Energy, which was subsequently incorporated on April 8, 2009 – pursuant to a Declaration of Trust dated November 16, 2008 (the “Declaration of Trust”). In December 2008, upon application to Ministry of Energy and Water Resources (formerly the Ministry of National Infrastructures) of the State of Israel (the “Ministry” or “MNI”), Adira Israel obtained Eitan License No. 356, covering 31,060 acres (125.7 square kilometres) in the Hula Valley in Northern Israel (the “Eitan License”), for no consideration other than the payment of a nominal stamp duty in the amount of $3,544. Upon the incorporation of Adira Energy on April 8, 2009, Adira Africa transferred the shares of Adira Israel to Adira Energy for no consideration, as contemplated by the Declaration of Trust.

The only activity undertaken in Adira Israel from December 2008 to April 8, 2009 was the application for, and the receipt of, the Eitan License, and, pursuant to the Declaration of Trust, Adira Energy is in substance treated as the owner of the Adira Israel shares since the inception of Adira Israel. Further, the carrying amount of the single asset owned by Adira Israel, the Eitan License (there were no material liabilities), was recorded in the accounts of Adira Israel as of April 8, 2009 in its nominal amount of the stamp duty. Therefore, under International Financial Reporting Standards (“IFRS”) as issued by the International Accounting Standards Board (the “IASB”), the carrying amount of the Adira Israel shares transferred to Adira Energy on that date was of the same nominal amount. Subsequent to April 7, 2009, all activities of the Company are reflected in the consolidated financial statements of Adira.

The selected historical information presented in the table below for the years ended December 31, 2011 and 2010 are derived from the audited consolidated financial statements of Adira for such period, and have been prepared in accordance with IFRS as issued by the IASB. The selected historical financial information presented in the table below for the 267-day period ended December 31, 2009 comprises the operating data of Adira Energy and its subsidiary companies from April 8, 2009 (date of incorporation of Adira Energy) and that of Adira (formerly AMG Oil Ltd) from September 1, 2009, and have also been prepared in accordance with IFRS as issued by the IASB. The selected financial information presented below should be read in conjunction with the audited consolidated financial statements and the notes thereto of Adira Group, and with the information appearing under each of Item 4 – “Information on the Company” and Item 5 – “Operating and Financial Review and Prospects” of this Form 20-F. All financial data presented in this Form 20-F are qualified in their entirety by reference to the consolidated financial statements and their notes.

U.S. dollars in thousands, except share and per share data

	Year Ended December 31,
	2011	2010	2009
		($ thousands)
Balance Sheet Data
Cash and cash equivalents	8,094	8,686	2,044
Total Assets	10,247	18,610	2,437
Total Liabilities	1,421	7,373	227
Total Shareholders’ Equity	8,826	11,237	2,437

	Year ended December 31		267-day period
			ended
			December 31
	2011	2010	2009
	$	$	$
Operating Data
Revenues and other income	1,323	1,707	-

Expenses:
Exploration expenses	4,759	1,485	195
General and administrative expenses	5,290	3,206	1,639
Impairment charge	1,226	-	-

Total expenses	11,275	4,691	1,834

Operating loss	(9,952)	(2,984)	(1,834)

Financing income	43	-	15
Financing expense	(109)	(5)	-
Issuance expenses	-	-	(4,902)

Loss before income taxes	(10,018)	(2,989)	(6,721)

Income taxes	(33)	(15)	(1)

Net loss and comprehensive loss	(10,051)	(3,004)	(6,722)

Basic and diluted net loss per share attributable to equity holders of the parent	(0.10)	(0.05)	(0.14)

Weighted average number of Ordinary shares used in computing basic and diluted net loss per share	99,813,334	65,653,700	49,184,720

We previously prepared our financial statements in accordance with Canadian generally accepted accounting principles (“Canadian GAAP”). The consolidated financial statements included in our transition report on Form 20-F for the period from October 1, 2010 to December 31, 2010, as filed with the SEC on February 27, 2012, were our Company’s first annual financial statements reported in accordance with IFRS. “IFRS 1, First-time Adoption of International Financial Reporting Standards,” was applied to such consolidated financial statements; the impact of the transition to reporting in accordance with IFRS on our Company's financial statements was detailed in Note 19 to those financial statements.

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

As noted in Note 4 to the audited financial statements of Adira Israel, which are included in Amendment No. 1 to our annual report on Form 20-F for the year ended September 30, 2010, as filed with the SEC on November 21, 2011, there are no differences between Israeli GAAP and US GAAP in respect of the financial position and results of operations of Adira Israel for the period presented.

We have never declared or paid any cash or other dividends.

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

Adira incurred a net loss of $10 million for the year ended December 31, 2011. At December 31, 2011, Adira had an accumulated deficit of $19.2 million. These circumstances raise doubt about our ability to continue as a going concern, as described in the Note 1 to our consolidated financial statements for the period ended December 31, 2011, which are included herein. Although our consolidated financial statements refer to circumstances which might raise doubt about our ability to continue as a going concern, they do not reflect any adjustments that might result if we are unable to continue our business.

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

Since inception, we have not earned any significant revenues from operations, and due to the length of time between the discovery of oil and gas reserves and their exploitation and development, we do not anticipate earning significant revenues from operation in the near future. We have incurred and will continue to incur significant expenses. As at December 31, 2011, we had cash and equivalents on hand of $8.1 million. We will have to seek additional financing to fund the advanced exploration on our assets, if warranted. Further, we cannot assure you that our actual cash requirements will not exceed our estimates, and in any case we will require additional financing to bring our interests into commercial operation, finance working capital, meet our contractual minimum expenditures and pay for operating expenses and capital requirements until we achieve a positive cash flow. Additional capital also may be required in the event we incur any significant unanticipated expenses.

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

As a holding company, our ability to make payments will eventually depend on the cash flows of our subsidiaries.

We are a holding company and conduct substantially all of our operations through our subsidiaries incorporated outside North America. We have no direct operations and no significant assets other than the shares of our subsidiaries and cash proceeds received from any financings, which cash is subsequently provided to our subsidiaries. Assuming our holding company structure remains, we will be dependent on the cash flows from our subsidiaries to meet our obligations, including payment of principal and interest on any debt we incur. The ability of certain of our subsidiaries to provide us with payments may be constrained by the following factors:

  the cash flows generated by operations, investment activities and financing activities; and

  the level of taxation, particularly corporate profits and withholding taxes.

In addition, we cannot guarantee that the current fiscal regime that allows for repatriation of funds in each of the countries where we do business will remain in effect, nor can we guarantee that arbitrary changes in exchange controls in each of the countries where we do business will not take place, which may adversely impact on the ability of investors to recover their investment.

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

The majority of our assets are outside the United States, with the result that it may be difficult for investors to enforce within the United States any judgments obtained against us or some of our directors or officers.

The majority of our assets are located outside the United States. In addition, some of our directors and officers are nationals and/or residents of countries other than the United States, and all or a substantial portion of such persons’ assets are located outside the United States. As a result, it may be difficult for investors to enforce within the United States any judgments obtained against us or our officers or directors, including judgments predicated upon the civil liability provisions of the securities laws of the United States or any state thereof. Consequently, investors may be effectively prevented from pursuing remedies under United States federal securities laws against them.

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

Our earnings and cash flow may also be affected by fluctuations in the exchange rate between the U.S. dollar and other currencies, such as the New Israeli Shekel (“NIS”), the Canadian dollar and to a limited extent, the Euro. Our consolidated financial statements are expressed in U.S. dollars. Our sales of oil and gas, if any, will be denominated in U.S. dollars, while exploration costs and operating costs are, in part, denominated in Israel Shekels, U.S. dollars and Canadian dollars.

Fluctuations in exchange rates between the U.S. dollar and other currencies may give rise to foreign exchange currency exposures, both favorable and unfavorable, which have impacted and in the future may materially impact our future financial results. We do not utilize a hedging program to limit the adverse effects of foreign exchange rate fluctuations.

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

We believe that the costs used to prepare internal budgets are reasonable, however, there are assumptions, uncertainties, and risk that may cause our allocated funds on a per well basis to change as a result of having to alter certain activities from those originally proposed or programmed to reduce and mitigate uncertainties and risks. These assumptions, uncertainties, and risks are inherent in the completion and testing of wells and can include but are not limited to: pipe failure, casing collapse, unusual or unexpected formation pressure, environmental hazards, and other operating or production risk intrinsic in oil and/or gas activities. Any of the above may cause a delay in the Company’s completion program and its ability to determine reserve potential.

Our lack of diversification increases the risk of an investment, and our financial condition and results of operations may deteriorate if we fail to diversify.

Our business focus is on oil and gas exploration on three properties in Israel within close proximity. As a result, we lack diversification, in terms of both the nature and geographic scope of our business. We will likely be impacted more acutely by factors affecting our industry or the regions in which we operate than we would if our business were more diversified. If we cannot diversify our operations, our financial condition and results of operations could deteriorate.

We may not effectively manage the growth necessary to execute our business plan.

Our business plan anticipates a significant increase in the number of our contractors, strategic partners and equipment suppliers. Such growth, if any, will place significant strain on our current personnel, systems and resources. We expect that we will be required to hire qualified consultants and employees to help manage our growth effectively. We believe that we will also be required to improve our management, technical, information and accounting systems, controls and procedures. We may not be able to maintain the quality of our operations, control our costs, continue complying with all applicable regulations and expand our internal management, technical information and accounting systems to support our desired growth. If we fail to manage our anticipated growth effectively, our business could be adversely affected.

We have agreed to indemnify our directors against liabilities incurred by them as directors.

We have agreed to indemnify our directors from and against all costs, charges and expenses reasonably incurred by them in respect of any civil, criminal or administrative action or proceeding to which they are made a party or with which they are threatened by reason of being or having been a director of Adira, provided that (a) they have acted honestly and in good faith with a view to the best interests of Adira; and (b) in the case of a criminal or administrative action or proceeding that is enforced by a monetary penalty, they had reasonable grounds for believing that their conduct was lawful. This indemnity may reduce the likelihood of derivative litigation against our directors and may discourage or deter our shareholders from suing the directors.

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

Our operations require licenses, permits and in some cases renewals of licenses and permits from various governmental authorities. Specifically, the licenses awarded to us by the Government of Israel have terms of three years and must be renewed in order to extend the license beyond this initial term. Although certain licenses have received one extension, there can be no assurance that we will be able to secure any additional extensions, if necessary. Among other factors, our ability to obtain, sustain or renew such licenses and permits on acceptable terms is subject to change in regulations and policies and to the discretion of the applicable governments. Our inability to obtain, maintain or acquire extensions for these licenses or permits could hamper our ability to produce revenues from operations. Other oil and gas companies may seek to acquire property leases and licenses that we will need to operate our business. This competition has become increasingly intense as the price of oil on the commodities markets has risen in recent years. This competition may prevent us from obtaining licenses we deem necessary for our business, or it may substantially increase the cost of obtaining these licenses.

We may be liable to pay operating expenditures respecting our licenses exceeding our pro rata share of such expenditures.

We are a party to certain joint operation agreements respecting our licenses pursuant to which we have agreed to pay our pro rata share of operating expenditures in connection with the licenses. In accordance with the terms and conditions of such joint operation agreements, if a party to such joint operation agreement fails to pay its pro rata share of the expenditures, we may be liable to cover such defaulting party’s pro rata share of the expenditures based on our interest in the license to ensure compliance with the terms and expenditure requirements under the work plan. If we do not have sufficient funds to cover the defaulting party’s pro rata share of expenditures, we may not be able to maintain our licenses in good standing, causing them to be revoked, suspended or cancelled, which would have a material adverse effect on us.

We might incur debt in order to fund our exploration and development activities, which would continue to reduce our financial flexibility and could have a material adverse effect on our business, financial condition or results of operation.

It is possible that we might incur debt in order to fund our exploration and development activities, which would continue to reduce our financial flexibility and could have a material adverse effect on our business, operations and results of operations and financial condition. General economic conditions, oil and gas prices and financial, business and other factors affect our operations and future performance. Many of these factors are beyond our control. No assurances can be made that we will be able to generate sufficient cash flow to pay the interest on its debt or that future working capital, borrowings or equity financing will be available to pay or refinance such debt. Factors that will affect its ability to raise cash through an offering of Common Shares or other types of equity securities, or a refinancing of debt include financial market conditions, the value of its assets and performance at the time we need capital. No assurances can be made that we will have sufficient funds to make such payments. If we do not have sufficient funds and are otherwise unable to negotiate renewals of our borrowings or arrange new financing, we might be required to sell significant assets. Any such sale could have a material adverse effect on our business, financial condition and results of operations.

Our assets and operations are subject to government regulation in Israel.

Our interests and operations in Israel may be affected in varying degrees by government regulations relating to the oil and gas industry. Any changes in regulations or shifts in political conditions are beyond the control of the Company and may adversely affect our business. Our operations may be affected in varying degrees by new government regulations and changes to existing regulations, including those with respect to restrictions on exploration and production, price controls, export controls, income taxes, employment, land use, water use, environmental legislation and safety regulations. On April 10, 2011, the Petroleum Profits Taxation Law, 5771-2011 (the “Petroleum Taxation Law”) was published based largely on the conclusions and recommendations of the Sheshinski Committee, a government appointed committee in Israel which was tasked with examining the fiscal system prevailing in Israel in respect of petroleum and gas resources and proposing an updated fiscal policy. The Petroleum Taxation Law imposes a progressive levy (the “Levy”) on profits derived from petroleum reserve, in addition to the 12.5% royalty payable under the old tax regime which remains unchanged. The Levy is designed to capitalize on the economic benefits from each individual reservoir and is imposed only after the investment in exploration, development and construction are fully returned, plus a yield that reflects, among other things, the developer’s risk and required financial expenses. As a result of the Levy, the aggregate government take from oil and gas revenue is expected to increase from approximately 33% to about 52% to 62%. The implementation of the Petroleum Taxation Law may have an adverse effect on our business, financial conditions and results as our business matures.

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

Our future success will depend on the success of our exploration and drilling programs. In addition to the numerous operating risks described in more detail below, these activities involve the risk that no commercially productive oil or natural gas reservoirs will be discovered. In addition, we are uncertain as to the future cost or timing of drilling, completing and producing wells. Furthermore, our drilling operations may be curtailed, delayed or cancelled as a result of a variety of factors, including, but not limited to, the following: unexpected drilling conditions; pressure or irregularities in formations; equipment failures or accidents; adverse weather conditions; inability to comply with governmental requirements; and shortages or delays in the availability of drilling rigs and the delivery of equipment. If we experience any of these problems, our ability to conduct operations could be adversely affected.

Our success depends on our ability to attract and retain qualified personnel.

Recruiting and retaining qualified personnel is critical to our success. The number of persons skilled in the acquisition, exploration and development of oil and gas properties is limited and competition for such persons is intense. As our business activity grows, it will require additional key financial, administrative and qualified technical personnel as well as additional operations staff. Although we believe that we will be successful in attracting, training and retaining qualified personnel, there can be no assurance of such success. If we are not successful in attracting and training qualified personnel, the efficiency of our operations could be affected, which could have an adverse impact on our future cash flows, earnings, results of operations and financial condition. Our development now and in the future will also depend on the efforts of key management figures. The loss of any of these key people could have a material adverse effect on our business. We do not currently maintain key-man life insurance on any of our key employees.

We face strong competition from other energy companies that may negatively affect our ability to carry on operations.

We operate in the highly competitive area of oil and natural gas exploration, development and production. Factors which affect our ability to successfully compete in the marketplace include, but are not limited to, the following: the availability of funds and information relating to a property; the standards established by us for the minimum projected return on investment; the availability of alternate fuel sources; and the transportation of gas.

Our competitors include major integrated oil companies, substantial independent energy companies, affiliates of major pipeline companies, and national and local natural gas gatherers. Many of these competitors possess greater financial and other resources than we do.

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

You should not place undue reliance on reserve information because reserve information represents estimates.

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

Our interests may be affected by political and economic upheavals. Although we currently operate in jurisdictions that welcome foreign investment and are generally stable, there is no assurance that the current economic and political situation in these jurisdictions will not change drastically in coming years. Local, regional and world events could cause the jurisdictions in which we operate to change the applicable resource laws, tax laws, foreign investment laws, or to revise their policies in a manner that renders our current and future projects non-economic.

Even if we discover and then develop oil and gas reserves, we may have difficulty distributing our production.

If our exploration activities result in the discovery of oil and gas reserves, and if we are able to successfully develop and exploit such reserves, we will have to make arrangements for storage and distribution of oil and gas. We would have to rely on local infrastructure and the availability of transportation for storage and shipment of oil and gas products, but any readily available infrastructure and storage and transportation facilities may be insufficient or not available at commercially acceptable terms. The marketability of our production, if any, will depend in part upon the availability, proximity, and capacity of oil and natural gas pipelines, crude oil trucking, natural gas gathering systems and processing facilities. This could be particularly problematic to the extent that operations are conducted in remote areas that are difficult to access, such as areas that are distant from shipping or pipeline facilities. Furthermore, weather conditions or natural disasters, actions by companies doing business in one or more of the areas in which we or our venture will operate, or labor disputes may impair the distribution of oil and gas. In addition, Israel has little or no storage capacity and the currently available distribution infrastructure is limited. These factors may affect the ability to explore and develop properties and to store and transport oil and gas and may increase our expenses to a degree that has a material adverse effect on operations.

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

Our ability to market oil and natural gas from our wells, in the event we discover and exploit oil and natural gas, depends upon numerous factors beyond our control. These factors include, but are not limited to, the following: the level of domestic production and imports of oil and gas; the volatility of both oil and natural gas pricing; the proximity of natural gas production to natural gas facilities, pipelines and other means of transportation; the availability of pipeline capacity or other means of transportation; the demand for oil and natural gas by utilities and other end users; the availability of alternate fuel sources; the effect of inclement weather; and government regulation of oil and natural gas marketing.

If these factors were to change dramatically, our ability to market oil and natural gas or obtain favourable prices for our oil and natural gas could be adversely affected.

Prices and markets for oil are unpredictable and tend to fluctuate significantly, which could reduce profitability, growth and the value of our business if we or our ventures ever begin exploitation of reserves.

Our future financial condition, results of operations and the carrying value of our oil and natural gas properties depend primarily upon the prices we receive for our oil and natural gas production, if any. Oil and natural gas prices historically have been volatile and likely will continue to be volatile in the future, especially given current world economic conditions. Significant changes in long-term price outlooks for crude oil could by the time that we start exploiting oil and gas reserves, if we ever discover and exploits such reserves, have a material adverse effect on revenues as well as the value of licenses or other assets.

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

In general, production from natural gas and oil properties declines over time as reserves are depleted, with the rate of decline depending on reservoir characteristics. If we establish reserves, of which there is no assurance, and are not successful in its subsequent exploration and development activities or in subsequently acquiring properties containing proved reserves, our proved reserves will decline as reserves are produced. Our future natural gas and oil production is highly dependent upon its ability to economically find, develop or acquire reserves in commercial quantities.

To the extent cash flow from operations, if any, is reduced, either by a decrease in prevailing production volume prices for natural gas and oil or an increase in finding and development costs, and external sources of capital become limited or unavailable, our ability to make the necessary capital investment to maintain or expand its asset base of natural gas and oil reserves would be impaired. Even with sufficient available capital, our future exploration and development activities may not result in additional proved reserves, and we might not be able to drill productive wells at acceptable costs.

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

Risks Associated with our Common Shares

The market price of the common shares of our Corporation may be volatile

The market price of our common shares may experience significant volatility. Numerous factors, including many over which we have no control, may have a significant impact on the market price of our common shares including, among other things: regulatory developments in target markets affecting us, our customers or our competitors; actual or anticipated fluctuations in our quarterly operating results; changes in financial estimates or other material comments by securities analysts relating to us, our competitors or the industry in general; announcements by other companies in the industry relating to their operations, strategic initiatives, financial condition or financial performance or to the industry in general; announcements of acquisitions or consolidations involving industry competitors or industry suppliers; addition or departure of our executive officers; and sales or perceived sales of additional common shares of Adira.

In addition, the stock market in recent years has experienced extreme price and trading volume fluctuations that often have been unrelated or disproportionate to the operating performance of individual companies. These broad market fluctuations may adversely affect the price of the common shares of Adira regardless of our operating performance. There can be no assurance that an active market for the Common Shares will be established or persist and the share price may decline.

The value of securities issued by us might be affected by matters not related to our operating performance.

The value of securities issued by us may be affected by matters not related to our operating performance or underlying value for reasons that include the following: general economic conditions in Canada, the US, Israel and globally; industry conditions, including fluctuations in the price of oil and natural gas; governmental regulation of the oil and gas industry, including environmental regulation; fluctuation in foreign exchange or interest rates; liabilities inherent in oil and natural gas operations; geological, technical, drilling and processing problems; unanticipated operating events which can reduce production or cause production to be shut-in or delayed; failure to obtain industry partner and other third party consents and approvals, when required; stock market volatility and market valuations; competition for, among other things, capital, acquisition of reserves, undeveloped land and skilled personnel; the need to obtain required approvals from regulatory authorities; worldwide supplies and prices of and demand for natural gas and oil; political conditions and developments in Israel, Canada, the US, and globally; political conditions in natural gas and oil producing regions; revenue and operating results failing to meet expectations in any particular period; investor perception of the oil and gas industry; limited trading volume of our common shares; change in environmental and other governmental regulations; announcements relating to our business or the business of our competitors; our liquidity; and our ability to raise additional funds.

In the past, companies that have experienced volatility in their value have been the subject of securities class action litigation. We might become involved in securities class action litigation in the future. Such litigation often result in substantial costs and diversion of management’s attention and resources and could have a material adverse effect on our business, financial condition and results of operation.

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

ITEM 4           INFORMATION ON THE COMPANY

We are a Canadian corporation existing under the Canada Business Corporations Act (the “CBCA”) which conducts business as an oil and gas exploration company with operations in the State of Israel. We have been granted certain petroleum licenses from the State of Israel, as more particularly described below in Item 4B – “Business Overview”.

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

We were incorporated on February 20, 1997 under the name “Trans New Zealand Oil Company” by filing our Articles of Incorporation with the Secretary of State of Nevada. We changed our name to “AMG Oil Ltd.” on July 27, 1998. On December 17, 2009, we changed our name to “Adira Energy Ltd.” Our fiscal year end is December 31.

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

Immediately prior to the acquisition, Adira Energy completed a private placement (“Adira Energy Private Placement”) of 7,600,000 units (“Units”) at a price of $0.25 per Unit. Sandfire Securities Inc. acted as lead agent to Adira Energy in connection with the Adira Energy Private Placement. Each Unit was comprised of one common share of Adira Energy and one-half of one share purchase warrant. The common shares and share purchase warrants issued by Adira Energy were exchanged concurrently with the closing of the Acquisition. Each resulting share purchase warrant entitled the holder to purchase one additional common share of the Company at the exercise price of $0.50 per share for a two year period following closing, which expired on August 31, 2011. In connection with the Adira Energy Private Placement, 500,770 compensation warrants were issued to agents which entitled the holders thereof to purchase an equal amount of common shares of the Company at the exercise price of $0.25 per common share for a two year period following closing, which expired on August 31, 2011.

On September 23, 2009, Adira completed a private placement of an additional 400,000 Units on a non-brokered basis (the “September Private Placement”) at a price of $0.25 per Unit. After deducting commissions payable in connection with the September Private Placement, we raised an aggregate of $100,000 in the September Private Placement.

On November 22, 2010 we completed a financing for gross proceeds of $11,000,000 (“Adira Financing”). Pursuant to the Adira Financing, we issued 27,500,000 subscription receipts which upon fulfillment of certain conditions were automatically exercised into 27,500,000 of our common shares and 13,750,000 of our share purchase warrants. Each whole warrant will be exercisable for a term of three years from the date of issuance at an exercise price of $0.55. In addition, we issued 1,307,375 share purchase warrants to certain parties in conjunction with the Adira Financing. Each such warrant is exercisable into one common share for up to three years from the date of closing of the Adira Financing at an exercise price of $0.40.

On December 2, 2010, our common shares commenced trading on the TSXV following approval of its listing in November 2010.

On February 16, 2011, we completed a private placement of 10,483,871 of our common shares at a price of CDN$ 0.62 per share for gross proceeds of CDN$ 6.5 million.

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

Reporting Issuer Status under Canadian Securities Laws

On February 1, 2006, the British Columbia Securities Commission granted our application to be designated as a reporting issuer under the Securities Act (British Columbia). Accordingly, we and our insiders became subject to the continuous disclosure requirements under the securities laws of the Province of British Columbia, Canada. The Company received final approval for listing on the TSXV on December 1, 2010, and on December 2, 2010, our common shares commenced trading on the TSXV. The Company is also a reporting issuer under the securities legislation of the provinces of Alberta and Ontario.

Capital Expenditures and Divestitures

During the year ended December 31, 2011, the Company incurred capital expenditures of approximately $954,000 which relates to costs incurred to set up a drilling rig site on the Eitan License, and office and computer equipment for our Tel-Aviv office. The Company did not make any capital divestitures.

Takeover Offers

We are not aware of any indication of any public takeover offers by third parties in respect of our common shares during our last and current financial years.

B.           Business Overview

We have been granted interests in the following offshore petroleum licenses from the State of Israel: the Gabriella License No. 378 (the “Gabriella License”), Yitzhak License No. 380 (the “Yitzhak License”) and Samuel License No. 388 (the “Samuel License”). The Gabriella License, the Yitzhak License and the Samuel License are collectively referred to herein as the “Offshore Licenses”.

Below is a map showing the locations of the Offshore Licences, each of which is more particularly discussed below. As also discussed below, we relinquished our interests in two onshore licenses (collectively, the “Onshore Licences”) during the year ended December 31, 2011.

Offshore Licences

Gabriella License

The Gabriella License covers 97,000 acres (392 square kilometers (“sq. km”)) and is approximately 10 kilometers (“km”) offshore Israel between Netanya and Ashdod. The Gabriella License was issued on July 15, 2009 to the Company (100%) for an initial three year period and may be renewed for a further four year period with a further renewal option of two years in the case of a reserve discovery. Thereafter, a lease (30-50 years) can be sought if a “discovery” (as defined in the Israeli Petroleum Law 5712 & 1952 and the regulations promulgated thereunder (“Israeli Petroleum Law”)) is made. On February 23, 2012, we received approval from the Petroleum Commissioner of Israel (the “Commissioner”) to extend the expiration of the Gabriella License to February 28, 2013.

In January 2010, we, through our subsidiary Adira Energy Israel Ltd. (“Adira Israel”), entered into an agreement with Modi’in Energy Limited Partnership (“MELP”) and Modi’in Energy Management (1992) Ltd. (“MEGP”) whereby we transferred 70% of the participation interests in the Gabriella License to MELP. In addition, in January 2010, a subsidiary of Brownstone Energy Inc. (formerly Brownstone Ventures Inc.) (“Brownstone”) exercised its option to purchase 15% of the participation interests in the Gabriella License, which interests we understand have not been registered in the name of Brownstone with the Ministry. Pursuant to an agreement dated July 7, 2011 between Adira Israel and Brownstone, Adira Israel confirmed to Brownstone that it is holding 15% of the participation interests in the Gabriella License on Brownstone’s behalf. We are currently the operator of the Gabriella License.

In addition to its 15% of the remaining participation interests in the Gabriella License, Adira Israel also has an option to acquire 15% of MELP’s participation interests in the Gabriella License at any time until the earlier of six months after a discovery or the end of the license period, including all renewals, which 15% will be deducted out of the 70% participation interest held by MELP. As at the date hereof, Adira Israel’s option has not been registered with the Ministry.

Our pro rata share of exploration expenditures, being 15% of the costs up to the first US$8 million of expenditures have been paid by MELP. We previously received a monthly fee of $12,500 from MELP, which payments ended on February 1, 2012. In addition, we are entitled to receive: (a) 4.25% of the 7.5% management fees payable by MELP to MEGP; and (b) a royalty in the aggregate amount of 4.5% (2.25% from each of MELP and MEGP) from any resources extracted from the Gabriella License until MELP recovers the pro rata exploration expenditures incurred by it on behalf of the Company, after which time the royalty increases to an aggregate of 10.5% (5.25% from each of MELP and MEGP).

On the Gabriella License and Yitzhak License, Western Geco, a business segment of Schlumberger Limited, has completed a dual azimuth 511 sq. km and 129 sq. km 3D survey, respectively, which will help define the anticipated oil targets on both licenses.

The following work program must be completed in order to maintain the Gabriella License:

1.

filing a prospect to MNI for the first well which shall include a description of the geological background, the targets for drilling and the petroleum systems related thereto, as well as a geological forecast and engineering planning of the proposed drilling by June 1, 2012;

2.	signing a drilling agreement with a drilling contractor by July 1, 2012;

3.	commencement of drilling by December 1, 2012;

4.	preparation of a summary report to MNI of the drilling activity, and transfer of all of the findings, including tests, samples, pits (if taken), electrical logs and results of tests (if performed) within three months from completion of the drilling; and

5.	submission to MNI of a work plan for continuation of the work in the license within four months from completion of the drilling.

Yitzhak License

The Yitzhak License covers 31,555 acres (127.7 sq. km) and is located approximately 17 km offshore Israel between Hadera and Netanya, directly to the north of and contiguous to the Gabriella License. The Yitzhak License was issued in October 2009 to Adira Energy (85% working interest) and Brownstone (15% working interest, which interest has been registered with the Ministry) for an initial three year period and may be renewed upon fulfillment of certain conditions for a further four year period with a further renewal option of two years in the case of a reserve discovery. Thereafter, a lease (30-50 years) can be sought if a “discovery” (as defined in the Israeli Petroleum Law) is made. On February 23, 2012, the Company received approval from the Commissioner to extend the expiration of the Yitzhak License to February 28, 2013.

On January 10, 2012, the Company announced that it received approval from the Commissioner for the farm-out of an aggregate of 25% of its interest in the Yitzhak License to two new partners, 5% to AGR Group ASA (“AGR”) and 20% to Ellomay Oil and Gas 2011 LP, a limited partnership (“Ellomay”) whose general partner is a wholly-owned subsidiary of Ellomay Capital Ltd. (“Ellomay Capital”). Accordingly, as at the date hereof, the Company continues to have a 60% interest in the Yitzhak License, Brownstone has a 15% working interest in the license, AGR has a 5% working interest in the license and Ellomay has a 20% working interest in the license. The Company and AGR Petroleum Services Holdings AS are currently the co-operators of the Yitzhak License. The Company, Brownstone, AGR and Ellomay are currently negotiating a joint operating agreement to regulate their commercial relationship in respect of the Yitzhak License.

The farm-out agreement between the Company and AGR dated November 29, 2011 (the “AGR Farm-Out Agreement”) provides, among other things, that: (a) AGR’s 5% working interest is to be carried by the remaining holders of the Yitzhak License through the exploration period; (b) AGR will pay the Company a 3% overriding royalty interest (“ORRI”) on AGR’s share of revenues from sold petroleum, until repayment of AGR's expenditures in the work program and 4.5% ORRI from that date forward; (c) AGR will be designated lead operator in accordance with Israeli regulations defining “Operator”, with the continued involvement of the Company as cooperator; and (d) AGR has been appointed as engineering services contractor on the Yitzhak License with continued involvement of the Company as part of the core professional team led by AGR.

The farm-out agreement between the Company and Ellomay dated November 29, 2011 (the “Ellomay Farm-Out Agreement”) provides, among other things, that: (a) Ellomay will reimburse the Company for its proportionate share of the costs incurred by the Company on the Yitzhak License, plus interest at LIBOR plus 1%; and (b) Ellomay will also pay the Company a 3% ORRI on Ellomay’s share of revenues from sold petroleum, until repayment of Ellomay's expenditures in the work program and 4.5% ORRI from that date forward.

The following work program must be completed in order to maintain the Yitzhak License:

1.

submission of a first drilling prospect to MNI which includes a description of the geological background, the drilling targets and the petroleum systems related thereto, as well as a geological forecast and engineering planning of the proposed drilling by June 1, 2012;

2.	signing of a drilling agreement with a drilling contractor by July 1, 2012;

3.	commencement of drilling by December 1, 2012;

4.	preparation of a summary report to MNI of the drilling activity, and transfer of all of the findings, including tests, samples, pits (if taken), electrical logs and results of tests (if performed) within three months from completion of the drilling; and

5.	submission to MNI of a work plan for continuation of the work in the license within four months from completion of the drilling.

Exploration History

The Yitzhak (formally called Delta) structure is a carbonate build-up on a structurally elevated block. This structure was tested by Belpetco, in their Delta-1 well (total depth of 4423 meters) in 1970, in the Upper Jurassic Delta Formation. Recent seismic reprocessing, seismic interpretation and log analysis demonstrate a highly potential closure at the Zohar limestone level encompassing approximately 20 square kilometres.

Most of the exploration efforts conducted to the date of this Annual Report concentrated on large structural features with little attention given to direct hydrocarbon indicators (“DHI”) and amplitude with offset related imaging (“AVO”/“AVAZ”) to identify and quantify reservoir zones. Based on recent advances in reprocessing and interpretation, it became apparent that each of the Gabriella License and the Yitzhak License structures show an abundance of minor faulting/fracturing which most likely play an important role in fluid dynamics and transmissibility of the primary target reservoir (Zohar).

In May 2011, the Company formally contracted Gustavson Associates LLC as an independent contractor, to provide professional, geophysical, petrophysical, geological and engineering services for resource interpretation and evaluation on the first phase of processing (often termed “Fast Track”) for each of the Gabriella License and the Yitzhak License. In September 2011, the Company received two independent reports disclosing resource estimates on the Gabriella License and the Yitzhak License. The reports were prepared by Gustavson Associates LLC in accordance with National Instrument 51-101, Standards of Disclosure for Oil and Gas Activities (“NI 51-101”), as adopted by the Canadian Securities Administrators, and describe a probabilistic distribution of each of the Gabriella License’s and the Yitzhak License’s “Contingent Resources” in respect of oil on the Gabriella License and “Prospective Resources” in respect of gas for both the Gabriella License and the Yitzhak License and the oil on the Yitzhak License.

In March 2012, the Company received two further independent reports from Netherland, Sewell & Associates, Inc. disclosing resource estimates on each of the Gabriella License and the Yitzhak License. The reports were prepared by Netherland, Sewell & Associates, Inc. in accordance with NI 51-101 and also describe a probabilistic distribution of each of the Gabriella License’s and the Yitzhak License’s “Contingent Resources” in respect of oil on the Gabriella License and “Prospective Resources” in respect of gas for both the Gabriella License and the Yitzhak License and the oil on the Yitzhak License. Copies of the reports are available on www.sedar.com.

Readers should note that “Contingent Resources” and “Prospective Resources” are as defined by the Canadian Oil and Gas Evaluation Handbook, and do not represent an estimate of reserves. Readers are cautioned that in contrast to disclosure permitted by NI 51-101, under applicable SEC rules, the disclosure of estimates of oil or gas resources other than reserves, and any estimated values of such resources, is not permitted to be disclosed in any document publicly filed with the SEC.

Samuel License

The Samuel License covers 88,708 acres (361 sq. km) and is located approximately 17 km offshore Israel adjacent to the shoreline between the City of Ashkelon in the South and the City of Palmachim. The Samuel License was issued on August 1, 2010 to Adira Geo Global Ltd. (“Adira GeoGlobal”) (30% interest), Geo Global Resources (India) Inc. (“GGRI”) (30% interest), Adira Oil Technologies Ltd. (“Adira Oil”) (23.25% interest), Pinetree Capital Ltd. (“Pinetree”) (10% interest) and Brownstone (6.75% interest) for an initial three year period and may be renewed for a further four year period and a further renewal option of two years in the case of a reserve discovery. Thereafter, a lease (30-50 years) can be sought if a “discovery” (as defined in the Israeli Petroleum Law) is made. The Company’s net interest in the Samuel License is 41.25%, of which 23.25% is held through its 100% owned Canadian subsidiary Adira Oil and 18% of which is held through its 60% held subsidiary Adira GeoGlobal.

The exploration and extraction activity in the Samuel License is performed in the framework of a joint operating agreement (the “JOA”) between GGRI, Adira GeoGlobal, Adira Oil, Brownstone and Pinetree, pursuant to which Adira GeoGlobal has been designated as the operator of the Samuel License. In accordance with the JOA, the Company is entitled to receive one-half of an aggregate operating fee equal to 7.5% of the cumulative direct costs incurred in connection with operating the Samuel License and one-half of 3% ORRI.

Pursuant to an option agreement between GGRI and the holders of the Myra and Sara Licenses (as hereinafter defined), the holders of the Myra and Sara Licenses are entitled to acquire up to a 20% interest in the Samuel License, contingent on the Myra and Sara Option (as hereinafter defined).

In March 2011, a contract with ARIS Nefterazvedka LLC., a Russian geophysical contractor specializing in Ocean Bottom Deployed Cables (“OBC”), was signed for a system which provides high resolution recording of targets with little impact with surface traffic. The OBC system provides an excellent quality survey for shallow transient zones. The survey was completed in July, 2011 and the Company has engaged GX Technology EAME Ltd. to commence the processing of the 3D data, which the Company currently expects will be completed during the second quarter of 2012.

On April 4, 2012, GGRI announced that Emanuelle Energy Ltd., a wholly-owned subsidiary of The Israel Land Development Company-Energy Ltd., had given notice that it elects to exercise its participating option interest of 7.128% in the Samuel License. GGRI’s interest would therefore decrease to 22.872%.

Work Program

The following work program must be completed in order to maintain the Samuel License:

1.

submission of a first drilling prospect to MNI which includes a description of the geological background, the drilling targets and the petroleum system/s related thereto, as well as a geological forecast and engineering planning of the proposed drilling by June 1, 2012;

2.	execution of a contract with a drilling contractor by July 1, 2012;

3.	commencement of performance of first drilling by October 1, 2012;

4.	preparation of a summary report to MNI of the drilling activity, and transfer of all of the findings, including tests, samples, pits (if taken), electrical logs and results of tests (if performed) within three months from completion of the drilling; and

5.	submission of a work plan to MNI for continuation of the work on the license within four months from completion of the drilling.

Myra and Sara Licenses

In August 2010, the Company signed a definitive co-operation agreement with Geo Global Resources Inc., and its wholly-owned subsidiary, GGRI (together, “GGR”) confirming the terms whereby GGR has agreed to assign an option (the “Myra and Sara Option”) it has to acquire up to a 5% participating interest in each of two deep water licenses offshore Israel known as Petroleum License No's 347 “Myra” and 348 “Sara” (collectively, the “Myra and Sara Licenses”) to the Company. The Myra and Sara Licenses are each subject to a JOA among the holders of the participating interests in the respective licenses (collectively, the “M&S Operating Agreements”), which M&S Operating Agreements govern the operations with respect to the exploration work on the Myra and Sara Licenses and the change of any interest holders in the Myra and Sara Licenses.

On October 28, 2010, by notice to the other joint holders of interests under the M&S Operating Agreements, namely MELP and ILDC Energy Ltd. (the “M&S Consortium”), and with the consent of the Company, GGR gave notice of its intent to exercise the Myra and Sara Option pursuant to the terms of the M&S Operating Agreements but has to date not formally exercised the Myra and Sara Option nor have funds been paid on behalf of any party for such exercise.

GGR has agreed to hold the Myra and Sara Option in the Myra and Sara Licenses (and all rights pursuant thereto) in trust for the Company (the “Beneficiary M&S Interest”).

As a condition to the Company obtaining title to the Beneficiary M&S Interest, the Company will (i) be required to become a signatory to the M&S Operating Agreements; and (ii) obtain the approval of the Commissioner. Upon obtaining the Company's interest and receipt of the approvals, the Company will be required to pay $1,200,000 in one lump sum payment to certain parties of the M&S Operating Agreements. Additionally, GGR granted to the partners in the Myra and Sara Licenses an option to purchase up to 12.5% of the participation rights in the Samuel License not later than the sending of a processed three-dimensional seismic survey including analysis of the information relating to the Samuel License (the “First Option”). Subject to the exercise of the First Option, GGR granted to the partners in the Myra and Sara Licenses an additional option to purchase an additional 7.5% until commencement of the first drilling in the area of the Samuel License (the “Second Option” and together with the First Option, the “Options”)).

In addition, under the terms of a cooperation agreement in respect of the Sara, Myra, Michal and Samuel Licenses between GGR, GGRI and Adira (the “Cooperation Agreement”), the parties agreed, among other things, that upon receipt of the approval of the partners in the Myra and Sara Licenses to transfer the Myra and Sara Option to the Company, and following registration of the Company as the owner of the rights under the Myra and Sara Option with the Ministry, the following provisions will apply in relation to the Samuel License: (a) in the event the partners in the Myra and Sara Licenses exercise either or both of the Options, the rate of the holdings of the Company and GGR in the Samuel License would be diluted proportionately to their holdings, (b) GGR and the Company would act to increase the level of the participation rights of GGR in the Samuel License by 3%, with appropriate dilution of the level of participation rights of Adira Oil Technologies Ltd., such that the rate of the holdings in the Samuel License would be: GGR - 45%; Adira - 38.25%; Brownstone - 6.75%; Pinetree - 10%.

Additionally, the Company will be expected to pay its pro rata share of expenditures, pursuant to the M&S Operating Agreements. The Beneficiary M&S Interest is dependent upon a number of circumstances beyond the control of the Company and there is no assurance that the Company will be able to take title of this asset.

On December 6, 2011, two of the partners in the Myra and Sara Licenses announced that GGR did not transfer the funds required and therefore the option had expired. On December 8, 2011, GGR reported that the Myra and Sara Option expired due to failure of the Company to meet the conditions of the Myra and Sara Option. On December 8, 2011, the Company notified GGR that it believes the Myra and Sara Option is valid and exercisable. Accordingly, there is no assurance that the Company will be able to exercise the Myra and Sara Option.

The Company does not currently consider the Myra and Sara Option material to its operations.

Former Onshore Licences

On December 15, 2011, following the Company’s findings from the drilling of the Eitan#1 well and further analysis by the Company’s geoscientists in consultation with outside consultants, the Company determined that the continuation of exploration activities on the Company’s Eitan License No. 356, covering 31,060 acres (125.7 sq. km.) in the Hula Valley in Northern Israel (the “Eitan License”) would not lead to an economically viable project for the Company. Accordingly, the Company announced that it has relinquished the Eitan License and has commenced the process of surrendering the Eitan License in accordance with Israeli Petroleum Law.

The Company had a right to farm into 70% of the Notera License which is approximately 19,000 acres and contiguous and directly to the south of the Eitan License (the “Notera License”). In July 2011, the Company waived its right to farm into the Notera License. The Company has therefore terminated all agreements with Coalbed Gas Hachula Ltd, an Israel-based coalbed methane development company relating to the Notera License.

Drilling Activity

As of the date of this Form 20-F, no drilling activity is being carried out. During the past three fiscal years, we have had no productive wells and have had only one dry exploratory well - namely, the Eitan #1 well which was drilled on lands in the Hula Valley in Northern Israel covered by the Eitan License. As defined in Item 1205(b)(1) of Regulation S-K, a “dry well” is an exploratory, development, or extension well that proves to be incapable of producing either oil or gas in sufficient quantities to justify completion as an oil or gas well.

C.           Organizational Structure

As December 31, 2011, we operate in Canada through our wholly owned subsidiary Adira Energy, an Ontario corporation incorporated on April 8, 2009; and in Israel, through Adira Energy’s subsidiaries. The following sets out the current organizational structure of the Company and its subsidiaries:

Notes:

(1)	The other 40% of the shares of Adira Geo Global are held by GGRI, a corporation that is not related to the Company, the Company’s partner in the development of the Samuel License.
(2)	Adira Energy Ltd. (Canada) is a holding corporation and is the registered and beneficial owner of 100% of Adira Energy Holding Corp. (Ontario).
(3)

Adira Energy Holding Corp. (Ontario) is a holding corporation and is the registered and beneficial owner of foreign subsidiaries: (i) 60% of Adira GeoGlobal Ltd., a holding corporation created to hold certain licenses that Adira may acquire. It currently holds a 30% interest in the Samuel License; (ii) 100% of Adira Energy CBM Ltd. (Israel), an inactive corporation; (iii) 100% of Adira Oil Technologies Ltd. (Israel), a holding corporation created to hold licenses. It currently holds a 23.25% interest in the Samuel License; (iv) 100% of Adira Energy Israel Ltd. (Israel), a holding corporation created to hold certain licenses that Adira may acquire. It currently holds the Gabriella License and Yitzhak License; (v) 100% of Adira Energy Israel Services Ltd. (Israel), a corporation created to provide services to the Company’s other Israeli subsidiaries; (vi) 100% of Adira Energy Holdings (Barbados) Ltd. (Barbados), a holding corporation created to hold certain licenses that the Company may acquire, which wholly owns Adira Energy Investments (Barbados) Ltd. (Barbados) (“AEIB”); and (vii) AEIB, a holding corporation created to hold certain licenses that the Company may acquire. It currently holds the Myra and Sara Option.

D.           Property, Plant and Equipment

(a)           Corporate Offices

Our executive offices are comprised of approximately 784 square feet at 120 Adelaide Street West, Suite 120, Toronto, Ontario, Canada, M4V 3A1 for which the lease cost is CDN$1,372 per month and 424 square meters at Aba Hillel Silver 12, Ramat Gan, Israel, for which the lease cost is $12,917 per month.

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

(c)           Foreign Operations

During the fiscal years ended December 31, 2011 and 2010, all of our oil and gas exploration activities were in the State of Israel.

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

We do not expect that environmental protection requirements will have a significant financial or operational effect on our capital expenditures, earnings or competitive position. Environmental requirements have not had a significant effect on such matters in fiscal year 2011 nor are they currently anticipated in the future.

To date, all of our operations have been in compliance in all material respects with applicable corporate standards and environmental regulations and there were no material notices of violations, fines or convictions relating to environmental matters at any of our operations.

We believe that we are in substantial compliance with all material current government controls and regulations for each of our licenses.

See also Item 3D - “Risk Factors”.

ITEM 5           OPERATING AND FINANCIAL REVIEW AND PROSPECTS

The following is a discussion and analysis of the activities, consolidated results of operations and financial condition of the Company for the year ended December 31, 2011. Our management’s discussion and analysis of financial conditions and results of operations for the year ended December 31, 2011 should be read in conjunction with our audited consolidated financial statements and related notes for the year ended December 31, 2011. Our financial statements have been prepared in accordance with IFRS as issued by the IASB.

A.           Operating Results

Summary

We are an oil and gas exploration company. Through our wholly-owned subsidiary, Adira Energy, and its wholly owned subsidiary, Adira Israel, we have been granted three offshore petroleum licenses - namely, the Gabriella License held by Adira Israel, the Yitzhak License, held by Adira Israel and the Samuel License - which we own through our other wholly owned subsidiary, Adira Oil Technologies Limited, and our partially owned 60% subsidiary, Adira Geo Global Ltd. (“Adira Geo Global”). Our business plan is to undertake evaluation work on each of the offshore licenses to establish whether exploration is justified. We also previously held one onshore petroleum license in Israel, the Eitan License, which we relinquished in December 2011 after we determined that exploration work was not warranted.

In addition, the Company has an option (referred to elsewhere in this annual report as the “Myra and Sara Option”), subject to the fulfillment of certain conditions, to acquire a 5% participating interest in each of two deep water licenses offshore Israel called the Myra and Sara Licenses. On December 6, 2011, two of the Partners in Myra and Sara announced that the Myra and Sara Option had expired. Adira was not party to the relevant contract upon which the two Partners in Myra and Sara have based their position, and therefore believes that the Myra and Sara Option remains validly exercisable. However, there is no assurance that the Company will be able to exercise the Myra and Sara Option. We do not currently consider the Myra and Sara Option material to our operations.

We presently do not produce any oil or gas and do not earn any significant revenues.

Our activities on each of the Offshore Licenses are conducted jointly with others. Our financial statements reflect our proportionate interest in these activities.

Results of Operations

Consolidated results of operations for the year ended December 31, 2011 compared to the year ended December 31, 2010.

Revenues and Other Income

	Year ended
	December 31,
	2011	2010
	U.S. dollars in thousands

Consulting	$771	$810
Operator fees	312	455
Income from farm-out	240	330
Other income	-	112

	$1,323	$1,707

Consulting fees relates to consulting services in respect of the Offshore Licenses on a “time and materials” basis.

Operator fees relate to fees we received as the operator on our three Offshore Licenses, at a fixed rate of the total exploration costs incurred by the respective Unincorporated Joint Ventures (“UJVs”).

Income from farm-out relates mainly to fees received from MELP and MEGP, in respect of our agreement with them relating to the farm out of 70% of the Company’s interest in the Gabriella License.

For the year ended December 31, 2011 the Company earned revenues of $1,323,000, as compared to $1,707,000 for the year ended December 31, 2010. Revenues in 2011 relate to operator, and consulting fees, which are a function of the level of exploration activity in 2011 and income from our farm out agreement with MELP and MEGP. The higher revenues in 2010 relate to higher management and operator fees received, mainly due to higher exploration expenses in 2010 following the execution of the 3D seismic program in the Gabriela License, which took place in 2010. As the Company’s portion of these expenses was carried by MELP, no exploration expenses were recorded.

Expenses

Share-based compensation

Stock based compensation during the years ended December 31, 2011 and 2010 was attributable to stock options granted to our directors, officers, employees and other service providers during these periods.

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

(v)	Type E stock options vest over 2 years, with 12.5% vesting at the end of each quarter with the initial amount vesting on the date three months after the grant date.

(vi)	Type F stock options vest over 4 years, with 6.25% vesting at the end of each quarter with the initial amount vesting on the date three months after the grant date.

(vii)	Type G stock options vest 8.5% at the end of each quarter over two years and 8.0% at the end of each quarter thereafter with the initial amount vesting on the date three months after the grant date.

(viii)	Type H stock options vest 12.5% each quarter over two years with the initial amount vesting on the grant date.

(ix)	Type I stock options vest 12.5% every six months over four years with the initial amount vesting on the date three months after the grant date;

(x)	Type J stock options vest 12.5% every six months over four years with the initial amount vested on September 18, 2011;

(xi)	Type K stock options vest over six months and were fully vested six months after the date of grant;

(xii)	Type L stock options vest 12.5% every six months over four years with the initial amount vested on September 3, 2011;

(xiii)	Type M stock options vest 12.5% every six months over four years with the initial amount vested on December 1, 2011;

(xiv)	Type N stock options vest 12.5% every six months over four years with the initial amount vested on December 27, 2011;

(xv)	Type O stock options vest 12.5% every six months over four years with the initial amount vested on February 1, 2012; and

(xvi)	Type P stock options vest 12.5% every six months over four years with the initial amount vesting on May 1, 2012.

We have a stock option plan whereby options may be granted to eligible directors, officers and employees, provided that the number of shares issued under the plan does not exceed 10% of issued and outstanding common shares of the Company. Stock options may be issued at a term and exercise price to be determined by the Company’s Board of Directors (the “Board” or the “Board of Directors”) provided that the exercise price is no less than the market price at the date of the grant.

Exploration Expenses

For the year ended December 31, 2011, exploration expenses amounted to $4,759,000 as compared to $1,485,000 for year ended December 31, 2010. The increase in exploration expenses in 2011 is a result of the Company’s continued exploration work on the Offshore Licenses, specifically, the execution of the 3D seismic program on each of the Yitzhak License and the Samuel License, compared with less exploration activities in 2010.

Impairment Charge

For the year ended December 31, 2011, the write off amounted to $1,226,000 in respect of the Company’s Eitan #1 well as well as consumables and equipment related to the Eitan License relinquished in 2011, as compared to $0 for the year ended December 31, 2010.

General and Administrative Expenses

For the year ended December 31, 2011, general and administration expenses amounted to $5,290,000 as compared to $3,206,000 for year ended December 31, 2010. The increase in operating expenses results primarily from increased activity in Israel since late 2010, including the hiring of additional staff and the opening of the Company's new office in Israel as well as increased legal, accounting, travel and marketing expenses.

Part of the expenses relates to share based compensation of $1,023,000 as compared to $1,277,000 in 2010. The decrease of $254,000 is mainly due to employee stock options that were forfeited during 2011.

Financing Income/Expense

For the year ended December 31, 2011, financial income amounted to $43,000 as compared to a financial income of $0 for the year ended December 31, 2010. Financing income represents interest earned on short-term deposits, primarily held in Canadian dollars and US dollars.

For the year ended December 31, 2011, financial expenses amounted to $109,000 as compared to a financial expense of $5,000 for the year ended December 31, 2010. The amounts in 2011 and in 2010 are a result of fluctuations in NIS and Canadian dollar rates against the US dollar.

Net Loss

The Company reported a net loss and comprehensive loss for the year ended December 31, 2011 of $10.0 million as compared to a net loss and comprehensive loss of $3 million for year ended December 31, 2010. The reason for the increase in the loss is as a result of an increase in exploration and operating activities, offset by revenues generated from management, operator and consulting fees.

Inflation

During the years ended December 31, 2011 and 2010, inflation has not had a material impact on our operations.

Government Regulation

The Offshore Licenses held by us have been granted to us by the State of Israel under the Israeli Petroleum Law, and our evaluation and exploration activities in the areas covered by the Offshore Licenses must be undertaken in compliance with work plans approved by the Commissioner.

Consolidated results of operations for the year ended December 31, 2010 compared to the 267 day period ended December 31, 2009.

Revenues and Other Income

For the year ended December 31, 2010 we earned revenues and other income of $1.7 million as compared to $0 for the 267 day period ended December 31, 2009. The breakdown of revenues for the year ended December 31, 2010 is as follows:

	Year ended
	December 31, 2010	% of Total
Revenue Categories	(in thousands)	Income

Consulting	$810	47

Operator fees	455	27

Other income	442	26

Total Revenues and other income	$1,707	100%

Consulting fees relates to consulting services in respect of the Offshore Licenses on a “time and materials” basis.

Operator fees relate to fees we received as the operator on our three Offshore Licenses, on a fixed rate (i.e. 7.5%) of the total exploration costs incurred by the respective UJVs.

Other income relates mainly to management fees received from MELP and MEGP, in respect of our agreement with them relating to the farm-out of 70% of the Company interest in the Gabriella License.

Expenses Exploration Expenses

For the year ended December 31, 2010, exploration expenses amounted to $1,485,000 as compared to $195,000 for the 267 day period ended December 31, 2009. The increase in exploration expenses is a result of the Company having commenced its offshore exploration program in 2010 compared with minimal exploration activities in 2009.

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

The Company has an accumulated deficit of $19.2 million as of December 31, 2011, and the Company had negative cash flows from operations of $6.4 million for the year ended December 31, 2011 ($3 million for the year ended December 31, 2010). The ability of the Company to continue as a going concern depends upon the discovery of economically recoverable reserves, the ability of the Company to obtain financing to complete development, and upon future profitable operations from the properties or proceeds from their disposition. The Company is an exploration stage company and has not earned any revenues from its oil and gas properties to date.

There can be no assurance that the Company will be able to continue to raise funds in which case the Company may be unable to meet its obligations. The Company is considering various alternatives with respect to raising additional capital to remedy any future shortfall in capital, but to date has made no specific plans or arrangements. Because of the early stage of the Company's operations and the Company's absence of any material oil and natural gas reserves, there can be no assurance this capital will be available and if it is not, the Company may be forced to substantially curtail or cease exploration, appraisal and development expenditures.

Year ended December 31, 2011 compared to year ended December 31, 2010

During the year ended December 31, 2011, the Company's overall position of cash and cash equivalents decreased by $592,000. This decrease in cash can be attributed to the following activities:

The Company's net cash used in operating activities during the year ended December 31, 2011 was $6,414,000 as compared to $3,010,000 for the year ended December 31, 2010. This increase is attributable to and consistent with the increase in the Company's exploration and operating activities for the current year, compared to the prior year.

Cash used in investing activities during the year ended December 31, 2011 was $657,000 as compared to cash used in investing activities of $1,087,000 during the year ended December 31, 2010. The investment in 2011 relates primarily to the capitalization of drilling costs in respect of the Eitan #1 well as well as purchase of furniture, computers and office equipment for the Israeli office, offset by the release of restricted cash. The amount invested in 2010 relates primarily to investment in restricted cash and to the purchase of the drilling rig and related equipment for the Eitan License.

Cash provided by financing activities for the year ended December 31, 2011 was $6,617,000 as compared to $10,754,000 during the year ended December 31, 2010. The cash provided in 2011 a result of the completion of a private placement for net proceeds of $6,152,000 (gross proceeds: CAN$6.5 million), and the exercise of warrants and employee stock options during the period. The cash provided in 2010 is a primarily as a result of the completion of a private placement for net proceeds of $10,077,000 (gross proceeds: US$11 million) in November 2010.

There are no legal restrictions on transferring funds between Canada and Israel.

Year ended December 31, 2010 compared to the 267-day period ended December 31, 2009

During the year ended December 31, 2010, the Company's overall position of cash and cash equivalents increased by $6,642,000. This increase in cash can be attributed to the following activities:

The Company's net cash used in operating activities during the year ended December 31, 2010 was $3,010,000 as compared to $683,000 for the 267 day period ended December 31, 2009. This increase is attributable to and consistent with the increase in the Company's exploration and operating activities for the current period, compared to the prior period.

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

Capital Resources

At December 31, 2011, the Company's cash and cash equivalents were $8.1 million (December 31, 2010 - $8.7 million), The majority of this balance is being held in US Dollars. The Company's working capital at December 31, 2011 was $8 million as compared to $10.7 million at December 31, 2010.

Commitments

The Company has commitments to the Ministry to complete the work programs on all of the Company’s licenses as set out above under Item 4B – “Offshore Licences”.

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

The Company's share of the funding commitment for 2012 for the above-mentioned licenses amounts to approximately $6.0 million.

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
  Exploration and evaluation assets; and
  Revenue recognition.

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

The cost of equity-settled transactions is recognized in profit or loss, together with a corresponding increase in equity, during the period which the performance and service conditions are to be satisfied, ending on the date on which the relevant employees become fully entitled to the award (the “vesting period”). The cumulative expense recognized for equity-settled transactions at the end of each reporting period until the vesting date reflects the extent to which the vesting period has expired and the Company's best estimate of the number of equity instruments that will ultimately vest. The expense or income recognized in profit or loss represents the movement in the cumulative expense recognized at the end of the reporting period.

If the Company modifies the conditions on which equity-instruments were granted, an additional expense is recognized for any modification that increases the total fair value of the share-based payment arrangement or is otherwise beneficial to the employee/other service provider at the modification date. If a grant of an equity instrument is cancelled, it is accounted for as if it had vested on the cancellation date, and any expense not yet recognized for the grant is recognized immediately. However, if a new grant replaces the cancelled grant and is identified as a replacement grant on the grant date, the cancelled and new grants are accounted for as a modification of the original grant, as described above.

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

Farm-out arrangements in the exploration and evaluation phase

A farm out is the transfer of part of oil and gas interest in consideration for an agreement by the transferee (the “farmee”) to meet, absolutely, certain expenditures which would otherwise have to be undertaken by the owner (the “farmor”). Farm-out transactions generally occur in the exploration or development phase and are characterized by the transferor (i.e. farmor) giving up future economic benefits, in the form of reserves, in exchange for a reduction in future funding obligations.

Accordingly, the farmee recognizes its expenditure under the arrangement in respect of its interest and that retained by the farmor, as and when the costs are incurred.

The Company, as the farmor, accounts for the farm-out arrangement as follows:

  the Company does not record any expenditure made by the farmee on its behalf;
  the Company does not recognize a gain or loss on the farm out arrangement, but rather redesignates any costs capitalized in relation to the whole interest as relating to the partial interest retained; and
  any cash consideration received is credited against costs previously capitalized in relation to the whole interest with any excess accounted for by the farmor as a gain on disposal.

Exploration and evaluation assets

Prelicense costs

Pre-license costs are expensed in the period in which they are incurred.

Exploration and evaluation costs

Oil and natural gas exploration and development expenditure is accounted for using the successful efforts method of accounting.

During the geological and geophysical exploration phase, costs are charged against income as incurred. Costs directly associated with an exploration well in its drilling phase, for which it has not yet been determined whether there are proved reserves or it is not commercially viable, are capitalized as exploration and evaluation intangible assets until the drilling of the well is complete and the results have been evaluated. These costs include employee remuneration, materials and fuel used, rig costs and payments made to contractors. If no reserves are found, the exploration asset is tested for impairment. If extractable hydrocarbons are found and, subject to further appraisal activity (e.g., by drilling further wells), are likely to be developed commercially, the costs continue to be carried as an intangible assets while sufficient and continued progress is made in assessing the commerciality of the hydrocarbons. All such costs are subject to technical, commercial and management review as well as review for impairment at least once a year to confirm the continued intent to develop or otherwise extract value from the discovery. When this is no longer the case, the costs are written off. When proved reserves of oil are determined and development sanctioned, the relevant expenditure is transferred to oil and gas properties after impairment is assessed and any resulting impairment loss is recognized.

As of December 31, 2011, substantially all exploration costs have been expensed.

Revenue recognition

Revenues are recognized in the statement of comprehensive loss when the revenues can be measured reliably, it is probable that the economic benefits associated with the transaction will flow to the Company and the costs incurred or to be incurred in respect of the transaction can be measured reliably.

The Company’s revenues are derived from:

1. Operator fees - The Company acts as the operator or joint operator on the Offshore Licenses and is entitled to operator fees at a fixed rate of 7.5% of the total exploration costs incurred by the respective UJV’s. Revenues from operator fees are recognized in accordance with the terms of the JOAs, as exploration expenses are incurred in the UJV’s.

2. Consulting fees – The Company provides consulting services in respect of the Offshore Licenses on a “time and materials” basis. Consulting fees are recognized as revenues as the services are rendered to the respective UJV’s.

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

E.           Off-Balance Sheet Arrangements

Except for the Myra and Sara Option, we do not have any off-balance sheet arrangements that have or are reasonably likely to have a current or future effect on our financial condition, changes in financial condition, revenues or expenses, results of operations, liquidity, capital expenditures or capital resources that is material to investors.

F.           Tabular Disclosure of Contractual Obligations

The following sets forth our contractual obligations as of December 31, 2011:

	Payments due by period (U.S. dollars in thousands)
Contractual Obligations	Total	Less than 1 year	1-3 years	3-5 years	More than 5 years
Operating Lease Obligations	339	171	168	0	0
Approved funding commitment regarding our licenses	6,004	6,004	0	0	0
Total	6,343	6,175	168	0	0

G.           Safe Harbor

Not applicable.

ITEM 6           DIRECTORS, SENIOR MANAGEMENT AND EMPLOYEES

A.           Directors and Senior Management

The size of Adira’s Board of Directors is currently set at 6. All of our directors are elected annually by the shareholders and hold office until our next annual general meeting or until their successors are duly elected and qualified, unless their office is earlier vacated in accordance with the CBCA and our articles of incorporation. Pursuant to an agreement with BRM Group Ltd. (“BRM”), for as long as BRM exercises control over 10% or more of our issued and outstanding common shares, we will nominate, at each annual shareholders meeting of the Company, two nominees of BRM to Adira’s Board of Directors, and one nominee in the event that BRM exercises control over common shares in an amount less than 10% but equal to or greater than 7% of our issued and outstanding common shares. Further this to arrangement, Eli Barkat and Yael Reznik Cramer were appointed as directors to the Board of Directors as of January 11, 2011.

The following table sets forth information relating to the directors and senior management of Adira as at the date of this Form 20-F:

Name(1)	Position
Dennis Bennie (2)(3)	Director (Chairman)
Sheldon Inwentash (2)(3)	Director
Eli Barkat (3)	Director
Yael Reznik-Cramer (2)(3)	Director
Colin Kinley	Director
Alan Friedman	Director and Executive Vice-President, Corporate Development
Hezi Kugler (4)	Chief Executive Officer from June 1, 2011 to February 24, 2012 Strategic Consultant from February 27, 2012
Gadi Levin (5)	Chief Financial Officer from January 11, 2011 Secretary from August 23, 2010 Acting Principal Executive Officer from February 24 to February 27, 2012
Jeffrey E. Walter(6)	Chief Executive Officer from February 27, 2012
Alon Polishuk	Vice-President, Contracts Administration and Regulations, from August 15, 2012
Mosh Politi	Chief Geologist

(1)	Neither age nor date of birth of directors or senior managers is required to be reported in the Company’s home country (Canada) nor otherwise publicly disclosed.
(2)	Member of Audit Committee.
(3)	“Independent” for purposes of National Instrument 52-110.
(4)

Mr. Kugler’s employment as the Chief Executive Officer of the Company was terminated effective February 24, 2012 in accordance with the terms of the Kugler Service Agreement, as defined and more particularly discussed under Item 6B of this Form 20-F. Mr. Kugler continues to assist the Company as a strategic consultant effective February 27, 2012.

(5)

Mr. Levin was appointed the Chief Financial Officer of the Company effective January 11, 2011 and served as the Acting Principal Executive Officer of the Company during the interim period from the effective date of the termination of Mr. Kugler as the Chief Executive Officer of the Company (February 24, 2012) to the effective date of Mr. Walter’s employment as the Chief Executive Officer of the Company (February 27, 2012).

(6)	Mr. Walter was appointed the Chief Executive Officer of the Company effective February 27, 2012 following the termination of Mr. Kugler’s employment as the Chief Executive Officer.

Directors and Senior Management of the Subsidiaries

The following table sets out the directors and senior management of Adira’s subsidiaries as of the date of this Form 20-F, provides the person’s name, location of residence, position(s) held with the entity, principal occupation during the last five years and if a director, the date on which the person became a director. None of the directors and senior management listed below beneficially own, control or direct, directly or indirectly, any common shares of any subsidiary listed below.

Adira Energy Holding Corp. (Ontario)
		Date First	Principal Occupation During Last
Name and Residence	Position	Elected	5 Years

Jeffrey E. Walter Annaopolis MD, USA	Chief Executive Officer	February 27, 2012	Chief Executive Officer of White Birch Energy. Principal at Energy Consultant International. Vice President Europe and Mediterranean for Noble Energy Inc.

Gadi Levin Lev Hasharon, Israel	Chief Financial Officer	January 11, 2011

VP and Chief Financial Officer for two Israeli investment houses in the fields of private equity, hedge funds and real estate. Prior to that, financial consultant to the Prime Minister’s Office of the State of Israel

Alan Friedman Toronto, Canada	President, Secretary and Director	April 4, 2008	Founder, President and Chief Executive Officer of Rivonia Capital Inc., South African lawyer

Dennis Bennie Toronto, Canada	Director	April 4, 2008	Founder, XDL Venture Capital Fund and XDL Capital Invest

Adira Energy CBM Ltd. (Israel)
		Date First	Principal Occupation During Last
Name and Residence	Position	Elected	5 Years

Jeffrey E. Walter Annaopolis MD, USA	Chief Executive Officer	February 27, 2012	Chief Executive Officer of White Birch Energy. Principal at Energy Consultant International. Vice President Europe and Mediterranean for Noble Energy Inc.

Gadi Levin Lev Hasharon, Israel	Chief Financial Officer and Director	February 17, 2011

VP and Chief Financial Officer for two Israeli investment houses in the fields of private equity, hedge funds and real estate. Prior to that, financial consultant to the Prime Minister’s Office of the State of Israel

Yael Reznik-Cramer Lapid, Israel	Director	February 17, 2011	VP Business Development with BRM Group. Prior to BRM Group, Chief Financial Officer of STAR Ventures, Israel

Adira Oil Technologies Ltd. (Israel)
		Date First	Principal Occupation During Last
Name and Residence	Position	Elected	5 Years

Jeffrey E. Walter Annaopolis MD, USA	Chief Executive Officer	February 27, 2012	Chief Executive Officer of White Birch Energy. Principal at Energy Consultant International. Vice President Europe and Mediterranean

		Date First	Principal Occupation During Last
Name and Residence	Position	Elected	5 Years
for Noble Energy Inc.

Gadi Levin Lev Hasharon, Israel	Chief Financial Officer and Director	March 1, 2011

VP and Chief Financial Officer for two Israeli investment houses in the fields of private equity, hedge funds and real estate. Prior to that, financial consultant to the Prime Minister’s Office of the State of Israel

Yael Reznik-Cramer Lapid, Israel	Director	March 1, 2011	VP Business Development with BRM Group. Prior to BRM Group, Chief Financial Officer of STAR Ventures, Israel

Adira Energy Israel Ltd. (Israel)
		Date First	Principal Occupation During Last
Name and Residence	Position	Elected	5 Years

Jeffrey E. Walter Annaopolis MD, USA	Chief Executive Officer	February 27, 2012	Chief Executive Officer of White Birch Energy. Principal at Energy Consultant International. Vice President Europe and Mediterranean for Noble Energy Inc.

Gadi Levin Lev Hasharon, Israel	Chief Financial Officer and Director	January 11, 2011

VP and Chief Financial Officer for two Israeli investment houses in the fields of private equity, hedge funds and real estate. Prior to that, financial consultant to the Prime Minister’s Office of the State of Israel

Yael Reznik-Cramer Lapid, Israel	Director	January 11, 2011	VP Business Development with BRM Group. Prior to BRM Group, Chief Financial Officer of STAR Ventures, Israel

Adira Energy Israel Services Ltd. (Israel)
		Date First	Principal Occupation During Last
Name and Residence	Position	Elected	5 Years

Jeffrey E. Walter Annaopolis MD, USA	Chief Executive Officer	February 27, 2012	Chief Executive Officer of White Birch Energy. Principal at Energy Consultant International. Vice President Europe and Mediterranean for Noble Energy Inc.

		Date First	Principal Occupation During Last
Name and Residence	Position	Elected	5 Years
Gadi Levin Lev Hasharon, Israel	Chief Financial Officer and Director	April 4, 2011

VP and Chief Financial Officer for two Israeli investment houses in the fields of private equity, hedge funds and real estate. Prior to that, financial consultant to the Prime Minister’s Office of the State of Israel

Yael Reznik-Cramer Lapid, Israel	Director	April 4, 2011	VP Business Development with BRM Group. Prior to BRM Group, Chief Financial Officer of STAR Ventures, Israel

Adira Geo Global Ltd. (Israel)
		Date First	Principal Occupation During Last
Name and Residence	Position	Elected	5 Years

Jeffrey E. Walter Annaopolis MD, USA	Chief Executive Officer	February 27, 2012	Chief Executive Officer of White Birch Energy. Principal at Energy Consultant International. Vice President Europe and Mediterranean for Noble Energy Inc.

Gadi Levin Lev Hasharon, Israel	Chief Financial Officer	April 4, 2011

VP and Chief Financial Officer for two Israeli investment houses in the fields of private equity, hedge funds and real estate. Prior to that, financial consultant to the Prime Minister’s Office of the State of Israel

Yael Reznik-Cramer Lapid, Israel	Director	April 4, 2011	VP Business Development with BRM Group. Prior to BRM Group, Chief Financial Officer of STAR Ventures, Israel

Paul Miller Calgary, AB, Canada	Director	December 17, 2010	President and Chief Executive Officer of GeoGlobal Resources Inc. Prior to that, worked with Talisman Energy and Matrikon Inc. in various management capacities

Adira Energy Holdings (Barbados) Ltd. (Barbados)
		Date First	Principal Occupation During Last
Name and Residence	Position	Elected	5 Years

Dr. J. Gordon Murphy Lascelles, St. James, Barbados Barbados	President and Director	June 30, 2011	Self Employed Business and Technology Consultant since 1994. President and Director of Brownstone Ventures (Barbados) Inc. since December 2007 and of Pinetree (Barbados) Inc. since July 2000.

		Date First	Principal Occupation During Last
Name and Residence	Position	Elected	5 Years

Gadi Levin Lev Hasharon, Israel	Director	June 30, 2011

VP and Chief Financial Officer for two Israeli investment houses in the fields of private equity, hedge funds and real estate. Prior to that, financial consultant to the Prime Minister’s Office of the State of Israel

Joseph William Ward	Director	August 11, 2011	Chartered Accountant and partner,
Falmouth House, Belair,			BDO Barbados (formerly Ward,
St. Philip, Barbados			Patel & Co.). Director of Barbados
Insurance Managers Limited

Adira Energy Investments (Barbados) Ltd. (Barbados)
		Date First	Principal Occupation During Last
Name and Residence	Position	Elected	5 Years

Dr. J. Gordon Murphy Lascelles, St. James, Barbados Barbados	President and Director	June 30, 2011	Self Employed Business and Technology Consultant since 1994. President and Director of Brownstone Ventures (Barbados) Inc. since December 2007 and of Pinetree (Barbados) Inc. since July 2000.

Gadi Levin Lev Hasharon, Israel	Director	June 30, 2011

VP and Chief Financial Officer for two Israeli investment houses in the fields of private equity, hedge funds and real estate. Prior to that, financial consultant to the Prime Minister’s Office of the State of Israel

Joseph William Ward Falmouth House, Belair, St. Philip, Barbados	Director	August 11, 2011	Chartered Accountant and partner, BDO Barbados (formerly Ward, Patel & Co.). Director of Barbados Insurance Managers Limited

The following is biographical information on each of the persons listed above:

Mr. Dennis Bennie. Mr. Bennie became Chairman and a director of Adira on August 31, 2009. Prior to that, Mr. Bennie was a founding member of Adira Holding Co., now a wholly-owned subsidiary of the Company and its Chairman since inception in April 2009. Over the past 25 years, Mr. Bennie has founded and managed several successful companies. In 1997, he founded the XDL Venture Capital Fund. One of its most noteworthy investments was a 1997 start-up, Delano Technology Corporation (NASD:DTEC). XDL Intervest, a $150 million fund was started in 1999 and is now fully invested. From 1988 to 1996, Mr. Bennie was Chairman and Chief Executive Officer of Delrina Corporation, which was listed on both the Toronto Stock Exchange and NASDAQ. Mr. Bennie serves on several boards and also regularly serves on various charitable boards.

Sheldon Inwentash. Mr. Inwentash has been a director of Adira since April 14, 2011. He has been the Chief Executive Officer and Chairman of Pinetree, a company he founded, since February 1992. Mr. Inwentash also serves as the Chairman and Chief Executive Officer of Brownstone, an energy-focused company with direct interests in oil and gas properties around the world. He serves as an Advisor of PowerOne Capital Markets Limited and has been the Chief Executive Officer of Mega Uranium Ltd. since May 30, 2000, also serving as its Chairman. He has over 25 years of experience in the investment industry and a deep understanding of progressive investment and financial management strategies. Mr. Inwentash served as the President of Mega Precious Metals Inc. (formerly, Mega Silver Inc. and Treat Systems Inc. Bc). He was a Partner at KBL Capital Partners Inc. and has been the Chairman of Titan Uranium Inc. since January 25, 2011. He has been a Director of X-Terra Resources Corporation since March 2009, U3O8 Corp. since April 2010, and of Brownstone, since 1988. In addition, he serves as a director of Alpha North General Partner Inc., the General Partner of AlphaNorth 2010 Flow-Through Limited Partnership. He has been a Director of Mega Uranium Ltd. since 1996 and a Director of Terreno Resources Corp. since November 2010. He has also been a Director of U308 Corp. since August 2010 and is a current Director of NSI Communications Inc. He has served as a Director of Pinetree Capital Corp. since February 1992, Unigold Inc. from October 9, 2003 to April 11, 2005, Brainhunter Inc. (formerly, Treklogic Technologies Inc.) since August 27, 2003, Aurelian Resources Inc. since June 2003, Enghouse Systems Ltd. since May 23, 1996, Visible Genetics Inc. since April 1994 and Akela Pharma Inc. (formerly, Lab International Inc.) since May 1, 2002. Mr. Inwentash served as a Director of Mega Precious Metals Inc. from October 31, 2001 to January 2008. He served as an Independent Director of Southern Star Resources Inc. since April 22, 2003, served as a Director of Manitex Capital, Inc. since June 1995 and served as a Director of Octagon Industries Inc. until May 2001. Mr. Inwentash is a Chartered Accountant and holds a Bachelor of Commerce from the University of Toronto.

Mr. Eli Barkat. Mr. Barkat became a director of Adira on January 11, 2011. He is the CEO, chairman and co-founder of BRM. In 1988, Mr. Barkat co-founded BRM, an anti-virus software start-up sold to Symantec. Under Mr. Barkat's leadership, BRM has been involved, either directly or via venture capital funds under its control, in some of the prominent exits including Checkpoint (NASDAQ: CHKP); Backweb (NASDAQ: BWEB); Passave (sold to PMC-Sierra); Oplus Technologies (sold to Intel); Whale Communications (sold to Microsoft) and Fraud Sciences (sold to eBay). Mr. Barkat is also the Chairman of DS-APEX and he currently sits on the board of Mediamind, GigaSpaces, SupportSpace and Pando Networks Together with his wife, Alona, he founded the BRM Institute of Technology and Society at Tel Aviv University, and serves on the Tel Aviv University’s Board of Governors. He holds a B.Sc in Computer Science and Mathematics from the Hebrew University of Jerusalem.

Ms. Yael Reznik-Cramer. Ms. Reznik-Cramer became a director of Adira on January 11, 2011. She is responsible for BRM’s new business opportunities and BRM Capital’s financial operations, financial reporting, taxation, information systems and administration. Prior to joining BRM, Ms. Reznik-Cramer was Chief Financial Officer of STAR Ventures in Israel for over nine years. Before joining STAR, Ms. Reznik-Cramer was Controller at Lannet Data Communications Ltd. (NASDAQ: LANTF) and an Audit Team Manager at Bavli Milner, one of Israel’s leading accounting firms. She currently sits on the boards of directors of each of Backweb Ltd. and Schema Ltd. Ms. Reznik-Cramer is a Certified Public Accountant in Israel and holds a B.A degree in Accounting and Economics from the Hebrew University in Jerusalem and an MBA from Tel-Aviv University.

Mr. Colin Kinley. Mr. Kinley became a director of Adira on August 31, 2009 and was a Senior Advisor of the Company from August 23, 2010 to December 15, 2011. He also served as President and Chief Operating Officer of the Company from July 22, 2010 to June 27, 2011. Mr. Kinley is Chief Executive Officer of Kinley Exploration LLC, a specialized exploration company providing integrated program exploration and development management for both new and established oil and gas plays. Mr. Kinley has over 30 years of international experience in the exploration of frontier resource plays, 26 years as a senior executive for Layne Christensen and its predecessor companies. During his tenure at Layne he had executive oversight of multiple service companies and exploration and production operations, both domestically and internationally. More recently, Mr. Kinley was President of a Toronto based Botswana unconventional gas project, exploring and drilling numerous wells from a base he established in the Kalahari Desert. He is experienced and practiced in both public and private company disciplines.

Mr. Alan Friedman. Mr. Friedman became Executive Vice-President and a director of Adira on August 31, 2009. Prior to joining the Company, Mr. Friedman was a founding member of Adira Holding Co. and had been its President since its inception in April 2009. Mr. Friedman is a South African attorney and a director of the Canada-South Africa Chamber of Business. He is the founder, President and Chief Executive Officer of Rivonia Capital Inc., a firm that identifies opportunities in emerging markets, and enhances value through combining quality assets, management and financial and marketing support for early stage companies in the resource sector. He was formerly the Executive Vice-President for a Canadian finance firm, through which he facilitated significant capital raising for a number of public companies.

Mr. Hezi Kugler. Mr. Kugler served as the Chief Executive Officer and director of Adira from June 2, 2011 to February 24, 2012 and continues to assist the Company as a Strategic Consultant effective February 27, 2012. Mr. Kugler replaced Ilan Diamond who served as the Company’s Chief Executive Officer from September 1, 2009 until March 1, 2011. Mr. Kugler has extensive experience in the energy infrastructure field in general and in Israel’s hydrocarbons market in particular. Prior to his position as Director General of MNI from 2006 – 2009, he was a leading project finance lawyer on major projects in the energy and water sectors in Israel. During his tenure as Director General of MNI, he was responsible for overseeing Israel’s power sector and oil and gas exploration and development on behalf of the government. Mr. Kugler led Israel’s negotiations with BG on development of the Gaza Marine natural gas reservoir off shore from Israel / the Palestinian Authority; he initiated Israel’s first LNG project and served as co-chairman of the government tender committee; he supervised closely development of Israel’s natural gas transmission system; and was responsible for development of Israel’s oil and LPG imports networks carried out through government-owned companies under his supervision. He holds a BA in Political Science from Bar-Ilan University and an LLB from Tel-Aviv University.

Mr. Gadi Levin. Mr. Levin became Chief Financial Officer of Adira’s Israeli subsidiaries in July 2010, Secretary of Adira in August 2010 and was appointed as Adira’s Chief Financial Officer in January 2011. He served as the Acting Principal Executive Officer of Adira during the interim period from the effective date of the termination of Mr. Kugler as the Chief Executive Officer of Adira (February 24, 2012) to the effective date of Mr. Walter’s employment as the Chief Executive Officer of Adira (February 27, 2012). Mr. Levin previously served as the Vice President of Finance and Chief Financial Officer for two Israeli investment houses in the fields of private equity, hedge funds and real estate (July 2008 to December 2009 and January 2010 to June 2010, respectively). For the five years prior to that he worked as a financial consultant to the Prime Minister’s Office of the State of Israel. Mr. Levin began his career at the accounting firm, Arthur Andersen, where he worked in the Cape Town, London and Tel Aviv offices for nine years. He has a Bachelor of Commerce degree in Accounting and Information Systems from the University of the Cape Town, South Africa, and a post graduate diploma in Accounting from the University of South Africa. He received his Chartered Accountant designation in South Africa and has an MBA from Bar Ilan University in Israel.

Mr. Paul Miller. Mr. Miller became director of Adira GeoGlobal Ltd. (Israel) on December 17, 2010. As of March 1, 2010, he joined GGRI as an Executive Officer and effective August 17, 2010, he became its President and Chief Executive Officer. Mr. Miller is a professional engineer licensed in Ontario and Alberta. He has a depth of experience working in the oil and gas industry all over the world. Originally from the east coast of Canada, Mr. Miller has lived and worked throughout Canada having started his career in Alberta in 1997 working for Talisman Energy from 1997 to 2000 before moving on to Matrikon Inc., a global engineering consulting company, where he was employed in various management capacities from 2000 to 2010. During his ten year tenure with Matrikon, he headed up business units in Australia, Eastern North America, and the Middle East prior to returning to Alberta. Mr. Miller holds a Bachelor of Science degree in Chemical Engineering from the University of Alberta and in 2009 graduated from the Kellogg-Schulich Executive MBA program.

Mr. J. Gordon Murphy. Dr. Murphy became President and Director of Adira Energy Holdings (Barbados) Ltd. and Adira Energy Investments (Barbados) Ltd. on June 30, 2011. Educated in Canada, Dr. Murphy has a B.Sc. in Physics, an M.Sc. in Engineering Physics and a Ph.D. in Mining and Metallurgical Engineering. He was employed as a scientist and laboratory manager from 1977-1984 before accepting an appointment as a Professor at the Technical University of Nova Scotia. In 1989 he re-entered the private sector as cofounder of a Massachusetts based aerospace manufacturing firm specializing in advanced materials. In 1994 he sold that firm and moved from Canada to Barbados where he has since operated as a business and technology consultant. He has served as President and Director of Adira’s business partners Brownstone Ventures (Barbados) Inc. and Pinetree (Barbados) Inc. since 2007 and 2000 respectively.

Mr. Jeffrey Walter. Mr. Walter became Chief Executive Officer of Adira and was appointed to the applicable positions with Adira’s subsidiaries on February 27, 2012. Immediately prior to joining the Company, Mr. Walter was the Chief Executive Officer of White Birch Energy, a start up oil and gas company focussed on energy exploration in the Eastern Mediterranean (April 2010 to February 2012). Prior to his role at White Birch Energy, from April 2009 to February 2012, Mr. Walter was a principal at Energy Consultant International where he acted as a consultant for various oil and gas clients. From 2006 to 2009, Mr. Walter was Vice President Europe and Mediterranean for Noble Energy Inc. where he lead the Noble Energy Inc. team response for the Tamar field offshore Israel discovery and increased Noble Energy Inc.’s Eastern Mediterranean portfolio, including the discovery of the Leviathan Basin and Block 12 in Cyprus. Mr. Walter has a BS in Geology from The University of New Mexico.

Mr. Alon Polishuk. Mr. Polishuk became the Vice President, Contracts and Administration and Regulations of Adira on August 15, 2011. He has over five years of experience in Government Services of Israel, managing and co-coordinating mission critical programs and projects. He has experience in project management, business development and expertise in legal analysis and critical examination. Mr. Polishuk specializes in Law and was admitted to the Israel Bar in 2001. He holds a BA, Business (Finance) from the Arison School of Business, as well as LLE, Radzyner School of Law, Interdisciplinary Center, Herzliya.

Mr. Moshe Politi. Mr. Politi became the Chief Geologist of the Company on March 9, 2010. He has 39 years of experience, specializing in the integration of multi-disciplinary aspects and methodologies of geology and geophysics into viable prospects in various environments: onshore, offshore, shallow and deep prospects, structurally complex (overthrust) and stratigraphic plays. Mr. Politi received his Bachelor and Master Degrees in Geology from the Hebrew University in Jerusalem and is currently engaged in his PhD studies in Jerusalem. Mr. Politi has taught Petroleum geology and geophysical methods courses for graduate and post graduate students at the Hebrew University in Jerusalem.

Mr. Joseph W. Ward. Mr. Ward became a director of Adira Energy Holdings (Barbados) Ltd. and of Adira Energy Investments (Barbados) Ltd. on August 11, 2011. He has practised as a CPA in the United Kingdom and Barbados since 1978. He is a Member of the Institute of Chartered Accountants of England and Wales and of the Institute of Chartered Accountants of Barbados. In 1994 he founded a sole practitioner accounting practice in Barbados which provided audit, accounting, taxation and corporate secretarial services to Barbadian and international clients. That firm became Ward, Patel & Co. in January 2002 and BDO Barbados on April 1, 2012. Mr. Ward is joint managing partner of BDO Barbados which provides accounting and management services to Adira’s Barbados subsidiaries.

Alan Friedman's wife is the niece of Dennis Bennie. Other than that relationship, no director or any member of senior management has any family relationships with any other director or manager.

Except for the nominee agreement with BRM noted above, there is no arrangement with any major shareholder, customer, supplier or other party pursuant to which any person was selected as a director or member of senior management.

Cease trade orders, bankruptcies, penalties or sanctions

For the purposes of this section, “order” means a cease trade order; an order similar to a cease trade order; or an order that denied the relevant company access to any exemption under securities legislation that was in effect for a period of more than 30 consecutive days.

Other than as disclosed below, no director or executive officer of the Company is, as at the date hereof, or has been, within the 10 years before the date hereof, a director, chief executive officer or chief financial officer of any corporation (including the Company) that:

(a)	was subject to an order that was issued while the director or executive officer was acting in the capacity as director, chief executive officer or chief financial officer; or

(b)	was subject to an order that was issued after the director or executive officer ceased to be a director, chief executive officer or chief financial officer and which resulted from an event that occurred while that person was acting in the capacity as director, chief executive officer or chief financial officer.

No director or executive officer of the Company or a shareholder holding a sufficient number of securities of the Company to affect materially the control of the Company:

(a)	is, as at the date hereof, or has been within the 10 years before the date hereof, a director or executive officer of any corporation (including the Company) that, while that person was acting in that capacity, or within a year of that person ceasing to act in that capacity, became bankrupt, made a proposal under any legislation relating to bankruptcy or insolvency or was subject to or instituted any proceedings, arrangement or compromise with creditors or had a receiver, receiver manager or trustee appointed to hold its assets; or

(b)	as, within the 10 years before the date hereof, become bankrupt, made a proposal under any legislation relating to bankruptcy or insolvency, or become subject to or instituted any proceedings, arrangement or compromise with creditors, or had a receiver, receiver manager or trustee appointed to hold the assets of the director, executive officer or shareholder.

No director or executive officer of the Company, or a shareholder holding a sufficient number of the Company’s securities to affect materially the control of the Company, has been subject to:

(a)	any penalties or sanctions imposed by a court relating to securities legislation or by a securities regulatory authority or has entered into a settlement agreement with a securities regulatory authority; or

(b)	any other penalties or sanctions imposed by a court or regulatory body that would likely be considered important to a reasonable investor in making an investment decision.

In October 2002, trading in the shares of Treat Systems Inc. (“Treat”) was halted by the TSXV for failure to meet the exchange’s tier maintenance requirements under TSXV Policy 2.5 – Tier Maintenance Requirements and Inter-Tier Movement and for having been designated as an inactive issuer for a period in excess of 18 months. In August 2003, Treat’s shares were listed for trading on the NEX board of the TSXV. In January 2008, Treat completed a “change of business” pursuant to the policies of the TSXV. The corporation’s name was changed to Mega Silver Inc. (now known as Mega Precious Metals Inc.) and its shares commenced trading on the Exchange on January 31, 2008. Mr. Inwentash was a director of the corporation from October 2001 until his resignation in January 2008 concurrently with the completion of Treat’s change of business.

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

Promoters

Alan Friedman, Ilan Diamond, former Chief Executive Officer and Director of the Company, and Dennis Bennie took the initiative in organizing the Company and may be considered to have been promoters of the Company. See Item 6E - Share Ownership for details of the shareholdings of such individuals.

B.           Compensation

During the year ended December 31, 2011, we paid aggregate remuneration to our directors and officers as a group who served in the capacity of director or executive officer during such year of approximately $1,967,000, of which $911,000 relates to salaries to executive officers and $1,056,000 relates to share based compensation to executive officer and directors.

Executive Compensation

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

Summary Compensation Table

The following table provides a summary of compensation paid to the senior management employed by our Company as of December 31, 2011 during the fiscal year then ended (in thousands of US Dollars):

Names and Principal Position	Salary ($)	Share- Based Awards ($)	Option- Based Awards ($)	Non-Equity Incentive Plan Compensation ($)		Pension Value ($)	All Other Compensation ($)	Total Compensation ($)
				Annual incentive plans	Long- term incentive plans
Hezi Kugler, Chief Executive Officer (1)	182	314	-	-	-	-	-	496
Gadi Levin, Chief Financial Officer (2)	177	76	-	-	-	-	-	253
Alan Friedman, Executive Vice President, Corporate Development	152	104	-	-	-	-	-	256
Colin Kinley Former Senior Advisor, President and Chief Operating Officer (3)	102	358	-	-	-	-	-	460

Alon Polishuk, Vice President, Contracts Administration and Regulations (4)	68	28	-	-	-	-	-	96
Moshe Politi Chief Geologist	160	49	-	-	-	-	-	209

(1)

Mr. Kugler served as the Chief Executive Officer and Director of the Company from June 2, 2011 to February 24, 2012 and continues to assist the Company as a Strategic Consultant effective February 27, 2012. Mr. Walter was appointed the Chief Executive Officer of the Company effective February 27, 2012.

(2)	Mr. Levin was appointed the Chief Financial Officer of the Company effective January 11, 2011, replacing Alan Rootenberg.
(3)

Mr. Kinley was a Senior Advisor of the Company from August 23, 2010 to December 15, 2011 and President and Chief Operating Officer of the Company from July 22, 2010 to June 27, 2011. He continues to serve as a Director of the Company.

(4)	Mr. Polishuk was appointed the Vice President, Contracts and Administration and Regulations of the Company on August 15, 2011.

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

The Company has a stock option plan for the granting of incentive stock options to the officers, employees, consultants and directors. See Item 6E - “Share Ownership – Equity Compensation Plans” for more information.

Director Compensation

The Company has no arrangements, standard or otherwise, pursuant to which Directors are compensated by the Company for their services in their capacity as Directors, or for committee participation, involvement in special assignments or for services as consultant or expert during the most recently completed financial year or subsequently, up to and including the date of this Form 20-F, except for the consulting fees described in Item 7.B – “Related Party Transactions” of this Form 20-F.

Long-Term Incentive Plan Awards

The Company did not make any long-term incentive plan awards during the years ended December 31, 2011 and 2010.

Pension, Retirement or Similar Benefits

We have amounts set aside to provide for pension, retirement or similar benefits.

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

The employment agreements also provide for certain benefits in the event of a change of control of the Company. Generally, a “change of control” is defined in the employment agreements as (i) a tender or take-over offer (or series of related offers) completed for 50% or more of the Company’s outstanding voting securities; (ii) the amalgamation, merger or consolidation of the Company or the entry into an arrangement, as a result of which less than 50% of the outstanding voting securities of the surviving or resulting entity are owned by the former securityholders of the Company or its subsidiaries and affiliates; (iii) the sale or disposition by the Company of all or substantially all of its assets to another entity that is not wholly owned by the Company; or (iv) the acquisition by a person of 50% or more of the outstanding voting securities of the Company (whether directly, indirectly, beneficially or of record).

As of the date of this Annual Report, we have employment agreements with the following senior officers of the Company:

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

Pursuant to the Kugler Service Agreement, Mr. Kugler reported to the Board of Directors. Under the Kugler Service Agreement, Mr. Kugler was paid a monthly fee of 94,000 Israeli shekel (“NIS”) ($25,701*), excluding value added tax (“VAT”), and was entitled to, among other things, a vehicle allowance. In addition, in accordance with the terms and conditions of the Kugler Service Agreement, the Board of Directors were to determine, on an annual basis, Mr. Kugler’s entitlement to a bonus.

The Kugler Service Agreement contained certain representations, warranties and covenants, including, among other things, standard confidentiality, non-competition and non-solicitation covenants that will apply during the term of the Kugler Service Agreement and for a period of six months thereafter.

Pursuant to the Kugler Service Agreement, each party thereto was entitled to terminate the Kugler Service Agreement at any time during the first year following the effective date of the Service Agreement, by one month’s written notice, and during each year thereafter, by three months’ written notice. In addition, the Company was entitled to terminate the Kugler Service Agreement immediately without notice and/or payment in lieu thereof if the Kugler Service Company or Mr. Kugler materially breached the Kugler Service Agreement and such breach was not cured within 30 days from the date on which the Company informs the party of such breach. If the Kugler Service Agreement was terminated on or after June 2, 2012 due to a change of control in the Company (as defined in the Kugler Service Agreement), the Kugler Service Company was entitled to a payment equal to six months salary.

Mr. Hezi Kugler – Strategic Consultant effective February 27, 2012

Effective February 27, 2012, we entered into an employment agreement with Kugler Service Company pursuant to which Mr. Kugler agreed to provide his services to us in the capacity of Strategic Consultant on a part-time basis of 93 hours per month as directed by the Company’s CEO for a term to continue until terminated (the “Kugler Consulting Agreement”).

Pursuant to the Kugler Consulting Agreement, Mr. Kugler is paid a monthly fee of $8,000, excluding VAT, and $1,000 for each additional day (9 hours a day) should the Company request Mr. Kugler’s services for additional hours.

The Kugler Consulting Agreement contains certain representations, warranties and covenants, including, among other things, standard confidentiality, non-competition and non-solicitation covenants that will apply during the term of the Kugler Consulting Agreement.

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

Notwithstanding the foregoing, those options which vested on behalf of the Kugler Service Company as of the date of the Kugler Consulting Agreement, and those options which will vest on behalf of the Kugler Service Company on May 31, 2012, November 30, 2012 and May 31, 2013 (collectively, the “Committed Vested Options”), will belong to the Kugler Service Company in any event of termination of the Kugler Consulting Agreement prior to the last of the dates mentioned above and will be exercisable by the Kugler Service Company. In any event of termination of the Kugler Consulting Agreement prior to said last dates, the Kugler Service Company will be entitled to exercise the Committed Vested Options within 30 (thirty) days of the last date mentioned above, unless Kugler Consulting Agreement is terminated for cause (as defined therein) in which case the Committed Vested Options will be exercisable within 30 (thirty) days of said date of termination.

____________________________________________
* Based on the exchange rate provided by the International Monetary Fund as at February 17, 2012.

Pursuant to the Kugler Consulting Agreement, all other options (that is: except for the Committed Vested Options) that were exercisable by the Kugler Service Company by February 27, 2012, being 1,138,109 options, were cancelled as of that date.

Mr. Alan Friedman – Executive Vice President, Corporate Development

Effective May 1, 2011, we entered into an employment agreement with Rivonia Capital Inc (the “Friedman Service Company”), a company wholly owned by Mr. Friedman, pursuant to which Mr. Friedman agreed to provide his services to us in the capacity of Chief Business Development Officer for a term to continue until terminated (the “Friedman Service Agreement”). Mr. Friedman reports to the Company’s CEO.

Under the Friedman Service Agreement, Mr. Friedman is paid a monthly salary of CDN$12,000 (excluding HST).

The Friedman Service Agreement contains certain representations, warranties and covenants, including, among other things, standard confidentiality, non-competition and non-solicitation covenants that will apply during the term of the Friedman Service Agreement and for a period of six months thereafter.

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

Furthermore, in accordance with the terms and conditions of the Friedman Service Agreement, on Mr. Friedman’s termination without cause or resignation for good reason, the Friedman Service Company is entitled to a severance payment equal to six months salary.

Mr. Jeffery Walter – Chief Executive Officer from February 27, 2012

Effective February 27, 2012, we entered into an employment agreement with Mr. Walter pursuant to which Mr. Walter agreed to provide his services to us in the capacity of Chief Executive Officer for a term to continue until terminated (the “Walter Employment Agreement”). Mr. Walter will report to the Company’s board of directors.

Under the Walter Employment Agreement, Mr. Walter is paid a monthly salary of CDN$28,000, excluding VAT and is entitled to, among other things, remuneration for his transportation and accommodation expenses while physically present in the State of Israel.

The Walter Employment Agreement contains certain representations, warranties and covenants, including, among other things, standard confidentiality, non-competition and non-solicitation covenants that will apply during the term of the Walter Employment Agreement and for a period of six months thereafter.

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

Furthermore, in accordance with the terms and conditions of the Walter Employment Agreement, on Mr. Walter’s termination without cause or resignation for good reason, Mr. Walter will be entitled to a severance payment equal to twelve months salary.

Mr. Gadi Levin – Chief Financial Officer

Effective July 21, 2010, we entered into an employment agreement with Mr. Levin pursuant to which Mr. Levin agreed to provide his services to us in the capacity of Chief Financial Officer for a term to continue until terminated (the “ Levin Employment Agreement”). Mr. Levin reports to the Company’s CEO.

Under the Levin Employment Agreement, Mr. Levin is paid a monthly salary of NIS 40,000 ($10,701*) and is entitled to, among other things, a vehicle allowance.

The Levin Employment Agreement contains certain representations, warranties and covenants, including, among other things, standard confidentiality, non-competition and non-solicitation covenants that will apply during the term of the Levin Employment Agreement and for a period of six months thereafter.

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

Furthermore, in accordance with the terms and conditions of the Levin Employment Agreement, on Mr. Levin’s termination without cause or resignation for good reason, Mr. Levin is entitled to a severance payment equal to six months salary.

____________________________________________
* Based on the exchange rate provided by the International Monetary Fund as at February 27, 2012.

Mr. Alon Polishuk – Vice President Contracts and Regulation

Effective August 1, 2011, we entered into an employment agreement with Mr. Polishuk pursuant to which Mr. Polishuk agreed to provide his services to us in the capacity of Vice President Contracts and Regulation for a term to continue until terminated (the “Polishuk Employment Agreement”). Mr. Polishuk reports to the Company’s CEO.

Under the Polishuk Employment Agreement, Mr. Polishuk is paid a monthly salary of NIS 35,000 ($9,363*), excluding VAT, and is entitled to, among other things, a vehicle allowance.

The Polishuk Employment Agreement contains certain representations, warranties and covenants, including, among other things, standard confidentiality, non-competition and non-solicitation covenants that will apply during the term of the Polishuk Employment Agreement and for a period of six months thereafter.

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

Furthermore, in accordance with the terms and conditions of the Polishuk Employment Agreement, on Mr. Polishuk’s termination without cause or resignation for good reason, Mr. Polishuk is entitled to a severance payment equal to six months salary.

Mr. Moshe Politi – Chief Geologist

Effective August 1, 2011, we entered into a revised employment agreement with Mr. Politi pursuant to which Mr. Politi agreed to provide his services to us in the capacity of Chief Geologist for a term to continue until terminated (the “Politi Employment Agreement”). Mr. Politi reports to the Company’s CEO.

Under the Politi Employment Agreement, Mr. Politi is paid a monthly salary of NIS 33,000 ($8,828*), excluding VAT, and is entitled to, among other things, a vehicle allowance.

The Politi Employment Agreement contains certain representations, warranties and covenants, including, among other things, standard confidentiality and non-competition and non-solicitation clauses effective during the term of the Politi Employment Agreement and for a period of six months thereafter.

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

______________________________
* Based on the exchange rate provided by the International Monetary Fund as at February 17, 2012.

Furthermore, in accordance with the terms and conditions of the Politi Employment Agreement, on Mr. Politi’s termination without cause or resignation for good reason, Mr. Politi is entitled to a severance payment equal to six months salary.

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

The Board has determined that all members of the Audit Committee meet the SEC’s definition of an “audit committee financial expert”, as defined in Item 16 of Form 20-F. The Board has also determined that all members of the Audit Committee meet the definition of an “independent director”, as defined in Rule 121A of the American Stock Exchange Company Guide.

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

D.           Employees

As of December 31, 2011, we and our subsidiaries together employed a total of 14 full-time employees, out of which 9 are employed in Israel and 5 in North America, as well as engaged the services of 7 consultants who performed management and professional functions.

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

E.           Share Ownership

Shares

The shareholdings of our officers and directors are set forth below as of the date hereof.

Holder name	No. of Shares held	Percentage of holding		Percentage of holding in full dilution (1)
		% in capital	% in voting	% in capital	% in voting
Dennis Bennie(2)	6,261,068	6.15%	6.15%	4.96%	4.96%
Alan Friedman(3)	5,988,267	5.88%	5.88%	4.74%	4.74%
Colin Kinley(4)	50,000	0.05%	0.05%	0.04%	0.04%
Sheldon Inwentash(5)	4,956,267	4.87%	4.87%	3.93%	3.93%
Eli Barkat(6)	10,000,000	9.83%	9.83%	7.92%	7.92%

(1)	In full dilution means with the exercise of non negotiable warrants and options which were allotted to the Company’s employees and officers and to private investors.
(2)

Mr. Dennis Bennie is an interested party in the Company by virtue of his share holdings and by virtue of him serving as the chairman of the Board. Mr. Bennie indirectly holds all of the shares through companies controlled by himself and through his spouse.

(3)

Mr. Allan Friedman is an interested party in the Company by virtue of his share holdings and by virtue of him serving as a director and as the Company’s chief business development officer. Mr. Friedman holds directly 4,953,600 shares and 150,000 options, and indirectly, through his spouse, 1,034,667 shares and 75,000 warrants.

(4)	Mr. Colin Kinley is an interested party in the Company by virtue of his share holdings and by virtue of him serving as a director in the Company.
(5)

Mr. Sheldon Inwentash is an interested party in the Company by virtue of his holdings and by virtue of serving as a director in the Company. Mr. Sheldon Inwentash holds directly 1,528,000 shares of the Company and indirectly 2,000,000 through companies held thereby and 1,428,267 through his spouse.

(6)	Mr. Eli Barkat beneficially owns his shares through BRM, a private investment company controlled by him.

Options

The stock options, exercisable into common shares of the Company, held by our officers and directors are set forth below as of the date hereof.

Name	Position	Allotment date	Expiration date	Exercise price (US Dollar) (1)	Vesting date (2)	Total
Dennis Bennie	Chairman of the board	Aug. 20, 2009	Aug. 19, 2014	$0.25	A	396,000
		Jan. 28, 2010	Jan. 28, 2015	$0.60	E	250,000
		Jan 11, 2011	Jan. 11, 2016	$0.81	I	100,000

Name	Position	Allotment date	Expiration date	Exercise price (US Dollar) (1)	Vesting date (2)	Total
Sheldon Inwentash	Director	June 27, 2011	June 24, 2016	$0.51	N	100,000
Alan Friedman	Executive Vice President, Corporate Development and Director	Aug. 20, 2009	Aug. 19, 2014	$0.25	A	396,000
		Aug. 20, 2009	Aug. 19, 2014	$0.25	C	250,000
		Jan. 28, 2010	Jan. 28, 2015	$0.60	E	250,000
		Jan 11, 2011	Jan 11, 2016	$0.81	I	150,000
Colin Kinley	President, Chief Operating Officer and Director	Aug. 20, 2009	Aug. 19, 2014	$0.25	B	400,000
		Sep. 23, 2009	Sep. 23, 2014	$0.25	D	250,000
		Jan. 28, 2010	Jan. 28, 2015	$0.60	E	250,000
		Jan 11, 2011	Jan. 11, 2016	$0.81	I	800,000
		Mar. 17, 2011	Sep. 17, 2017	$0.73	J	100,000
Gadi Levin	Chief Financial Officer	July 22, 2010	July 22, 2015	$0.60	H	250,000
		May 3, 2011	May 2, 2016	$0.61	L	250,000
Yael Reznik Cramer	Director, Former Interim Chief Executive Officer	Jan. 11, 2011	Jan. 11, 2016	$0.81	I	100,000
		Mar. 17, 2011	Mar. 17, 2016	$0.73	K	200,000
Eli Barkat	Director	Jan. 11, 2011	Jan. 10, 2016	$0.81	I	100,000
Jeffery Walter	Chief Executive Officer	Mar. 14, 2012	Mar. 13, 2017	$0.25	Q	2,000,000

(1)	The exercise price of employee stock options in 2010 were set in US Dollars and in 2011 in Canadian Dollars. The tables shows all amounts in US Dollars.
(2)	For specification of the vesting dates in accordance with the option class refer to Item 5A of this Annual Report.

Each option may be exercised to purchase one of our common shares at the exercise price.

Warrants

The share purchase warrants held by our officers and directors are set forth below as of the date hereof.

Name	Position	Allotment date	Expiration date	Exercise price	Total
Dennis Bennie	Chairman of the Board	Dec. 3, 2010	Dec. 3, 2013	$0.55	157,000
Alan Friedman	Executive Vice President, Corporate Development and Director	Dec. 3, 2010	Dec. 3, 2013	$0.55	75,000
Colin Kinley	President, Chief Operating Officer, and Director	Dec. 3, 2010	Dec. 3, 2013	$0.55	25,000
Sheldon Inwentash	Director	Dec. 3, 2010	Dec. 3, 2013	$0.55	500,000
Eli Barkat(1)	Director	Dec. 3, 2010	Dec. 3, 2013	$0.55	5,000,000

(1)	Mr. Barkat beneficially owns his share purchase warrants through BRM.

Each warrant may be exercised to purchase one of our common shares at the exercise price.

Equity Compensation Plans

The following table summarizes our compensation plans under which equity securities are authorized for issuance as at December 31, 2011.

Plan Category	Number of securities to be issued upon exercise of outstanding options, warrants and rights	Weighted-average exercise price of outstanding options, warrants and rights	Number of securities remaining available for future issuance under equity compensation plans(1) (excluding securities reflected in the second column)
Equity compensation plans approved by securityholders	9,384,218	0.52	792,627
Equity compensation plans not approved by securityholders	NIL	N/A	N/A
Total:	9,384,218	0.52	792,627

(1)

The number of securities remaining available for future issuance under our 10% rolling stock option plan as at the end of our most recently completed financial year is calculated on the basis of 10% of the Company’s issued and outstanding shares as at such date (being 10% of 101,768,453 - 9,384,218 = 792,627).

On August 31, 2009, our board of directors adopted a new 10% rolling stock option plan (the “New Stock Option Plan”) to replace the existing plan. The New Stock Option plan was ratified by the shareholders of the Company on December 17, 2009.

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

As of the date of this Form 20-F, 14,435,218 options had been granted under the New Stock Option Plan as follows (527,811 options have been exercised and 3,936,298 options have been cancelled):

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

7.

On March 17, 2011, 300,000 options were granted to two officers of the Company. Terms of the options include an exercise price of CDN$0.72 per common share. 100,000 of the options vest as follows: 12.5% of the options granted every six months with the initial amount vested on September 17, 2011, resulting in the options being fully vested on September 17, 2015. These options expire on March 17, 2016. 200,000 of the options were fully vested on September 17, 2011 and expire on March 17, 2016.

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

9.

On June 1, 2011, 2,276,218 options were granted to Mr. Hezi Kugler concurrent with his appointment as Chief Executive Officer of the Company. Terms of these options include an exercise price of CDN$0.50 per common share, a vesting schedule allowing for the vesting of 12.5% of the options granted every six months with the initial amount vested on December 1, 2011. Pursuant to the Kugler Consulting Agreement, all options other than the Committed Vested Options that were granted to Mr. Kugler (through the Kugler Service Company), being 1,422,636 options, were cancelled as of February 27, 2012. The Committed Vested Options, being 853,582 options, are beneficially held by Mr. Kugler (through the Kugler Service Company). In accordance with the terms and conditions of the Kugler Consulting Agreement, in the event of termination of the Kugler Consulting Agreement prior to November 30, 2012, the Kugler Service Company will be entitled to exercise the Committed Vested Options by December 30, 2012, unless the Kugler Consulting Agreement is terminated for cause (as defined in the Kugler Consulting Agreement), in which case the Committed Vested Options will be exercisable within 30 (thirty) days of the date of such termination.

10.

On June 27, 2011, 100,000 options were granted to a certain director of the Company. Terms of these options include an exercise price of CDN$0.50 per common share, a vesting schedule allowing for the vesting of 12.5% of the options granted every six months with the initial amount vested on December 24, 2011, resulting in the options being fully vested on December 24, 2015. The options expire on June 24, 2016.

11.

On September 8, 2011, 250,000 options were granted to a certain employee of the Company. Terms of these options include an exercise price of CDN$0.49 per common share, and a vesting schedule allowing for the vesting of 12.5% of the options granted every six months with the initial amount vesting on February 1, 2012, resulting in the options being fully vested on August 1, 2015. The options expire on August 31, 2016.

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

13.

On March 14, 2012, 2,000,000 options were granted to the Chief Executive Officer of the Company. Terms of the options include an exercise price of CDN$0.25 per common share, a vesting schedule allowing for the vesting of 12.5% of the options granted every six months with the initial amount vesting on September 14, 2012, resulting in the options being fully vested on March 14, 2016. The options expire on March 14, 2017.

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

ITEM 7 MAJOR SHAREHOLDER AND RELATED PARTY TRANSACTIONS

A. Major Shareholders Major Shareholders

We are a publicly-held corporation, with our shares held by residents of the United States, Canada and other countries. To the best of our knowledge, no person, corporation or other entity beneficially owns, directly or indirectly, or controls more than 5% of our common shares, except as follows:

Name	Number of Common Shares Owned(1)	Percentage(2)
Dennis Bennie	6,261,068(3)	6.15%
Alan Friedman	5,988,267(5)	5.88%
BRM Group Ltd.(6)	10,000,000	9.83%
Lapidoth Israel Oil Prospectors Corp. Ltd.(7)	6,250,000	6.14%
Quantum Fund L.P.(8)	10,438,871	10.26%

(1)

Based on beneficial share ownership data as of the date hereof. For these purposes, “beneficial ownership” means the sole or shared power to vote or direct the voting or to dispose or direct the disposition of any security. Unless otherwise indicated, each shareholder listed has sole voting or dispositive power with respect to such common shares.

(2)	Based on 101,768,453 of our common shares issued and outstanding as of the date of this filing.
(3)	Includes 100,000 shares held by spouse.
(4)	Includes 140,000 shares held by spouse.
(5)	Includes 884,667 held by spouse.
(6)	BRM is a private investment company beneficially owned by Mr. Eli Barkat, Mr. Nir Barkat and Mr. Yuval Rakav.
(7)	Lapidoth Israel Oil Prospectors Corp. Ltd. is beneficially owned by Mr. Yaakov Luxembourg.
(8)	Quantum Fund LP is a foreign investment fund managed by Soros Fund Management LLC.

Each of our common shares entitles the holder thereof to one vote.

Geographic Breakdown of Shareholders

As of December 31, 2011, our shareholder register indicates that our common shares are held as follows:

Location	Number of Shares	Percentage of Total Shares	Number of Registered Shareholders of Record
United States	466,490	0.46	52
Canada	83,109,067	81.66	46
Other	18,192,896	17.88	15
Total	101,768,453	100	113

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

B.           Related Party Transactions

No director or senior officer of the Company, and no associate or affiliate of the foregoing persons, and no insider has or has had any material interest, direct or indirect, in any transactions, or in any proposed transaction, which in either such case has materially affected or will materially affect us or our predecessors during the years ended December 31, 2011 and 2010 except as follows:

(a)

During the year ended December 31, 2011, the Company incurred $906,000 in consulting fees and operating expenses to private companies which are controlled by directors or officers of the Company (year ended December 31, 2010 - $574,000).

These transactions are in the normal course of operations and are measured at the exchange amount, which is the amount of consideration established and agreed to by the related parties.

(b)	Compensation of key management personnel:

For the purpose of related party disclosure in accordance with IASB 24, directors, the CEO, CFO, COO and executive vice president are considered key management personnel.

			267-day
	Year ended		period ended
	December 31,		December 31,
	2011	2010	2009
	U.S. dollars in thousands

Short-term employee benefits	$911	$481	$61
Share based compensation	850	595	250

	$1,761	$1,076	$311

Benefits in respect of key management persons (including directors) who are not employed by the Company:

			267-day
	Year ended		period ended
	December 31,		December 31,
	2011	2010	2009
	U.S. dollars in thousands

Share based compensation	$206	$243	$55

C.           Interests of Experts and Counsel

Not applicable.

ITEM 8           FINANCIAL INFORMATION

A.           Consolidated Statements and Other Financial Information

Financial Statements

The financial statements required as part of this Annual Report on Form 20-F are filed under Item 18 of this Annual Report.

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

ITEM 9           THE OFFER AND LISTING

Common Shares

Our authorized capital consists of an unlimited number of common shares without par value, of which 101,768,453 common shares are issued and outstanding as of December 31, 2011 and 90,140,001 as of December 31, 2010. All shares are initially issued in registered form. Except for the escrowed shares (see below) there are no restrictions on the transferability of our common shares imposed by our constituting documents.

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

The following table shows the progression in the high and low closing trading prices of our common shares on the OCTBB for the periods listed.

	High ($)	Low ($)
Annual (fiscal year)
2011	0.90	0.21
2010	0.90	0.25
2009	0.54	0.05
2008	0.50	0.03
2007	0.90	0.27

Quarterly
Fiscal 2011
Fourth Quarter	0.46	0.21
Third Quarter	0.62	0.29
Second Quarter	0.79	0.46
First Quarter	0.90	0.55

Fiscal 2010
Fourth Quarter	0.90	0.33
Third Quarter	0.50	0.25
Second Quarter	0.60	0.31
First Quarter	0.74	0.39

Monthly
December 2011	0.31	0.21
November 2011	0.36	0.29
October 2011	0.46	0.23
September 2011	0.56	0.29
August 2011	0.62	0.30

The following table shows the progression in the high and low closing trading prices of our common shares on the TSXV for the periods listed.

	High ($)	Low ($)
Annual (fiscal year)
2011	0.90	0.20
2010(1)	0.90	0.55
2009(1)	N/A	N/A
2008(1)	N/A	N/A
2007(1)

	High ($)	Low ($)
Quarterly
Fiscal 2011
Fourth Quarter	0.435	0.20
Third Quarter	0.58	0.30
Second Quarter	0.71	0.43
First Quarter	0.90	0.60

Fiscal 2010
Fourth Quarter (1)	0.90	0.55
Third Quarter (1)	N/A	N/A
Second Quarter(1)	N/A	N/A
First Quarter (1)	N/A	N/A

Monthly
March 2012	0.355	0.140
February 2012	0.300	0.155
January 2012	0.340	0.245
December 2011	0.310	0.200
November 2011	0.360	0.295
October 2011	0.435	0.260

(1) We commenced trading on the TSXV on December 2, 2010. Therefore, information may not be available for all periods listed.

Escrowed Securities

Pursuant to our listing on the TSXV in December 2011, a number of our common shares are subject to escrow pursuant to the policies of the TSXV. As of December 31, 2011, the following securities were subject to escrow:

Designation of Class	Number of Securities held in escrow or that are subject to a contractual restriction on transfer	% of Class(1)
Common Shares	21,959,165	21.6%
Options	2,166,110	23.0%
Warrants	94,560	0.6%

(1) Based on 101,768,453 Common Shares, 9,384,218 Options and 15,057,375 Warrants issued and outstanding as at December 31, 2011.

B.           Plan of Distribution

Not applicable.

C.           Markets

Our common shares are traded on the TSXV under the symbol “ADL”, in the United States on the OTC Bulletin Board under the symbol “ADENF” and on the Frankfurt Stock Exchange under the symbol “AORLB8”.

D.           Selling Shareholders

Not applicable.

E.           Dilution

Not applicable.

F.           Expenses of the Issue

Not applicable.

ITEM 10           ADDITIONAL INFORMATION

A.           Share Capital

Not applicable.

B.           Memorandum and Articles of Incorporation

We were incorporated on February 20, 1997 as “Trans New Zealand Oil Company” under the laws of the State of Nevada, U.S.A. We changed our name to “AMG Oil Ltd.” on July 27, 1998.

On November 27, 2008, we changed our jurisdiction of incorporation from Nevada to the Canadian federal jurisdiction under the Canada Business Corporation Act (the “CBCA”) through a process known as a conversion under Nevada corporate law, and known as a continuation under Canadian corporate law. A continuance or continuation is a process by which a corporation which is not incorporated under the laws of Canada may change its jurisdiction of incorporation to Canada. Under the CBCA, if the laws of its home jurisdiction allow for it, a company may be “continued” as a Canadian corporation by filing Articles of Continuance with the Director under the CBCA. In order to give effect to the continuation, our board of directors adopted a plan of conversion under Chapter 92A of the Nevada Revised Statutes which was subsequently approved and adopted by our shareholders. After the completion of the continuation, we became a Canadian corporation governed by the CBCA.

With effect from our continuation under the CBCA, our corporate constituting documents are comprised of our Articles of Continuance (“Articles”) and our By-Laws (“By-Laws”). Information regarding our Articles and Bylaws is incorporated by reference from Amendment No. 3 to our registration statement on Form S-4, which was filed with the SEC on October 10, 2010. The forms of our Articles and By-Laws were included as Appendices C and D, respectively, to the proxy statement/prospectus included in the registration statement, and the proxy statement/prospectus contained a summary, under the heading “Comparative Rights of Stockholders,” of the more significant differences between the Nevada Revised Statutes and the CBCA which resulted in various changes in the rights of our shareholders as a result of our continuance.

We changed our name to “Adira Energy Ltd.” pursuant to Articles of Amendment dated December 17, 2009, and filed with the Director under the CBCA. Such amendment to our Articles was certified by a Certificate of Amendment dated December 17, 2009. The Certificate and Articles of Amendment were filed as Exhibit 1.4 to our annual report on Form 20-F for the year ended September 30, 2009, filed with the SEC on January 1, 2010.

C.           Material Contracts

The material contracts to which we are a party which were entered into not in the ordinary course of business during the last two years are as follows:

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

The Company is also party to executive employment agreements with certain of its officers, which are disclosed under Item 6.B – “Directors, Senior Management and Employees- Compensation”.

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

Taxation of Distributions

A U.S. Holder that receives a distribution, including a constructive distribution, with respect to a our common share will be required to include the amount of such distribution in gross income as a dividend (without reduction for any foreign income tax withheld from such distribution) to the extent of the current or accumulated “earnings and profits” of we, as computed for U.S. federal income tax purposes. To the extent that a distribution exceeds the current and accumulated “earnings and profits” of we, such distribution will be treated first as a tax-free return of capital to the extent of a U.S. Holder's tax basis in the our common shares and thereafter as gain from the sale or exchange of such our common shares (see “Sale or Other Taxable Disposition of Common Shares” below). However, we may not maintain the calculations of earnings and profits in accordance with U.S. federal income tax principles, and each U.S. Holder should therefore assume that any distribution by us with respect to the our common shares will constitute ordinary dividend income. Dividends received on our common shares generally will not constitute qualified dividend income eligible for the “dividends received deduction”.

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

F.           Dividends and Paying Agents

Not applicable.

G.           Statement by Experts

Not applicable.

H.           Documents on Display

Exhibits attached to this Form 20-F are also available for viewing at our offices, 120 Adelaide Street West, Suite 1204, Toronto, Ontario, Canada, M5H 1T1; or you may request them by calling our office at (416) 250-6500. Copies of our financial statements and other continuous disclosure documents required under securities rules are available for viewing on the internet at www.sedar.com.

I.           Subsidiary Information

See Item 4.C of this Annual Report on Form 20-F.

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

C.           Exchange Rate Sensitivity

The Company is exposed to financial risk related to the fluctuation of foreign exchange rates. The Company operates in Israel. Most of the Company’s monetary assets are held in US dollars and most of the Company’s expenditures are made in US dollars. However, the Company also has expenditures in NIS and Canadian dollars. A significant change in the currency rates between the NIS and the Canadian dollars relative to the US dollar could have an effect on the Company’s future results of operations, financial position or cash flows depending on the Company’s currency management techniques. The Company has not hedged its exposure to currency fluctuations. An increase or decrease of 5% of the NIS relative to the U.S dollar would not have a significant effect on the Company. An increase or decrease of 5% on the Canadian dollar relative to the US dollar could have an effect on the Company as follows:

	December 31
	2011	2010
	U.S. dollars in thousands
Profit (loss) from change:

5% increase in exchange rate US/CAN	67	14

5% decrease in exchange rate US/CAN	(67)	(14)

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

As required under the Exchange Act, we have carried out an evaluation of the effectiveness of the design and operation of our company’s disclosure controls and procedures as of the end of the period covered by this annual report on Form 20-F, being December 31, 2011. This evaluation was carried out by our Chief Executive Officer (being our principal executive officer) and Chief Financial Officer (being our principal financial officer). Based upon that evaluation, our Chief Executive Officer and Chief Financial Officer concluded that the Company’s disclosure controls and procedures were effective as at December 31, 2011.

Management’s Annual Report on Internal Control Over Financial Reporting

Our management is responsible for establishing and maintaining adequate internal control over financial reporting. The Exchange Act in Rule 13a-15(f ) and 15d-15(f ) defines this as a process designed by, or under the supervision of, the company’s principal executive and principal financial officers and effected by the Board of Directors, management and other personnel, to provide reasonable assurance regarding the reliability of financial reporting and the preparation of financial statements for external purposes in accordance with generally accepted accounting principles and includes those policies and procedures that:

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

Under the supervision and with the participation of our chief executive officer and chief financial officer, our management assessed the effectiveness of the Company’s internal control over financial reporting as at December 31, 2011. In making this assessment, the Company’s management used the criteria, established in Internal Control-Integrated Framework issued by the Committee of Sponsoring Organizations of the Treadway Commission (COSO). Based upon this assessment, our management concluded that the Company’s internal control over financial reporting was effective as of December 31, 2011.

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

This Annual Report does not include an attestation report of the Company’s registered public accounting firm regarding internal control over financial reporting, as the Company is a smaller reporting company.

Changes in Internal Control over Financial Reporting

During the period ended December 31, 2011, there were no changes in our internal control over financial reporting (as defined in Rules 13a-15(f) and 15d-15(f) of the Exchange Act) that have materially affected, or are reasonably likely to materially affect, our internal control over financial reporting.

ITEM 16A         AUDIT COMMITTEE FINANCIAL EXPERTS

The Board has determined that all members of the Audit Committee meet the SEC’s definition of an “audit committee financial expert”, as defined in Item 16 of Form 20-F. The Board has also determined that all members of the Audit Committee meet the definition of an “independent director”, as defined in Rule 121A of the American Stock Exchange Company Guide.

ITEM 16B         CODE OF ETHICS

We have adopted a code of ethics that applies to all of our employees and officers, including our principal executive officer, principal financial officer, principal accounting officer or controller, or persons performing similar functions. A copy of our code of ethics will be provided to any person without charge, upon request. All requests for a copy of our code of ethics should be directed in writing to the attention of Gadi Levin, c/o Adira Energy Ltd., 120 Adelaide Street West, Suite 1204, Toronto, Ontario, Canada M5H 1T1, or by email at: glevin@adiraenergy.com.

ITEM 16C         PRINCIPAL ACCOUNTANT FEES AND SERVICES

The following table sets forth information regarding the amount billed to us by our principal independent auditors, Kost Forer Gabbay & Kasierer, a member of Ernst & Young Global, for our fiscal years ended December 31, 2011 and 2010:

	Period Ended December 31
	2011	2010
Audit Fees:	$110,000	$55,000
Audit Related Fees:	$18,000	$18,000
Tax Fees:	$64,000	$41,000
Total:	$174,000	$114,000

Audit Related Fees

This category includes the aggregate fees billed in each of the last two fiscal years for assurance and related services by the independent auditors that are reasonably related to the performance of the audits or reviews of the financial statements and are not reported above under "Audit Fees," and generally consist of fees for other engagements under professional auditing standards, accounting and reporting consultations, internal control-related matters, and audits of employee benefit plans.

Tax Fees

This category includes the aggregate fees billed in each of the last two fiscal years for professional services rendered by the independent auditors for tax compliance, tax planning and tax advice.

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

None.

ITEM 16F         CHANGES TO REGISTRANT’S CERTIFYING ACCOUNTANT

On August 23, 2010, we replaced Smythe Ratcliffe LLP with MSCM LLP as our independent auditors. The change in auditors was approved by our Audit Committee and the Board of Directors. Smythe Ratcliffe LLP’s reports on our financial statements for our past two fiscal years did not contain an adverse opinion or disclaimer of opinion and were not qualified or modified as to uncertainty, audit scope or accounting principles, except to indicate doubt as to the Company’s ability to continue as a going concern. During our past two fiscal years and until the replacement of Smythe Ratcliffe LLP, there were no disagreements between our Company and Smythe Ratcliffe LLP on any matter of accounting principles or practices, financial statement disclosure or auditing scope or procedure. On March 16, 2011, we appointed Kost Forer Gabbay and Kasierer, a member firm of Ernst & Young Global, as our new auditors.

ITEM 16G         CORPORATE GOVERNANCE

Not applicable.

ITEM 16H         MINE SAFETY DISCLOSURE

Not applicable.

PART III

 ITEM 17           FINANCIAL STATEMENTS

Not applicable.

ITEM 18           FINANCIAL STATEMENTS

Financial Statements Filed as Part of this Annual Report:

  Report of Independent Registered Public Accounting Firm dated April 26, 2012;

  Consolidated statement of financial position for the fiscal years ended December 31, 2011 and 2010;

  Consolidated statements of comprehensive income for the fiscal years ended December 31, 2011 and 2010;

  Consolidated statements of changes in shareholder’s equity for the fiscal years ended December 31, 2011 and 2010;

  Consolidated statements of cash flows for the fiscal years ended December 31, 2011 and 2010; and

  Notes to consolidated financial statements

ADIRA ENERGY LTD.

CONSOLIDATED FINANCIAL STATEMENTS

AS OF DECEMBER 31, 2011

U.S. DOLLARS IN THOUSANDS

- - - - - - - - - - - - - - - - - -

REPORT OF INDEPENDENT REGISTERED PUBLIC ACCOUNTING FIRM

To the Board of Directors and Shareholders of

ADIRA ENERGY LTD.

          We have audited the accompanying consolidated balance sheets of Adira Energy Ltd. ("the Company") and its subsidiaries as of December 31, 2011 and 2010, and the related consolidated statements of comprehensive loss, changes in equity and cash flows for the two years then ended and for the 267-day period from incorporation (April 8, 2009) to December 31, 2009. These financial statements are the responsibility of the Company's management. Our responsibility is to express an opinion on these financial statements based on our audits.

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

          In our opinion, the consolidated financial statements referred to above present fairly, in all material respects, the consolidated financial position of the Company and its subsidiaries as of December 31, 2011 and 2010 and the consolidated results of their operations and their cash flows for the two years then ended and for the 267-day period from incorporation (April 8, 2009) to December 31, 2009, in conformity with International Financial Reporting Standards as issued by the International Accounting Standards Board.

          As described in Note 1b to the financial statements, as of December 31, 2011 the Company has an accumulated deficit of $ 19.2 million and a negative cash flow from operations of $ 6.4 million for the year ended December 31, 2011. The Company is an early exploration stage company and its existing funds and operating revenues are currently insufficient to finance its future operating expenses and exploration funding commitments. These matters and other matters discussed in Note 1b, raise substantial doubt about the Company's ability to continue as a going concern. The consolidated financial statements do not include any adjustments relating to the recoverability and classification of recorded asset amounts and classification of liabilities that might be necessary should the Company be unable to continue as a going concern.

Tel-Aviv, Israel	KOST FORER GABBAY & KASIERER
April 26, 2012	A Member of Ernst & Young Global

ADIRA ENERGY LTD.

CONSOLIDATED BALANCE SHEETS
U.S. dollars in thousands

		December 31,
	Note	2011	2010

ASSETS
CURRENT ASSETS:

Cash and cash equivalents	4	$8,094	$8,686
Restricted deposits	5	100	941
Accounts receivable	6	682	1,780
Other receivables and prepaid expenses	7	426	6,197
Consumables		105	507

Total current assets		9,407	18,111

NON-CURRENT ASSETS:
Restricted deposits	5	343	65
Property and equipment, net	8	459	415
Exploration and evaluation assets		38	19

Total non-current assets		840	499

Total assets		$10,247	$18,610

LIABILITIES AND EQUITY
CURRENT LIABILITIES:
Trade payables		$482	$7,093
Other accounts payable and accrued liabilities	11	939	280

Total current liabilities		1,421	7,373

EQUITY:	14
Share capital		-	-
Additional paid-in capital		27,775	20,286
Accumulated deficit		(19,169)	(9,680)

Equity attributable to equity holders of the parent		8,606	10,606
Non-controlling interests		220	631

Total equity		8,826	11,237

Total liabilities and equity		$10,247	$18,610

The accompanying notes are an integral part of the consolidated financial statements.

Approved on Behalf of the Board:

April 26, 2012
Date of approval of the	/s/ Dennis Bennie	/s/ Alan Friedman
financial statements	Chairman of the Board of Directors	Director

ADIRA ENERGY LTD.

CONSOLIDATED STATEMENTS OF COMPREHENSIVE LOSS
U.S. dollars in thousands, except share and per share data

				267-day
		Year ended		period ended
		December 31,		December 31,
	Note	2011	2010	2009

Revenues and other income	17	$1,323	$1,707	$-

Expenses:
Exploration expenses	9	4,759	1,485	195
General and administrative expenses	18	5,290	3,206	1,639
Impairment charge	9a	1,226	-	-

Total expenses		11,275	4,691	1,834

Operating loss		(9,952)	(2,984)	(1,834)

Financing income		43	-	15
Financing expense		(109)	(5)	-
Issuance expenses	1c	-	-	(4,902)

Loss before income taxes		(10,018)	(2,989)	(6,721)

Income taxes	13	33	15	1

Net loss and comprehensive loss		$(10,051)	$(3,004)	$(6,722)

Net loss and comprehensive loss attributed to:
Equity holders of the parent		$(9,489)	$(2,958)	$(6,722)
Non-controlling interests		(562)	(46)	-

		$(10,051)	$(3,004)	$(6,722)

Basic and diluted net loss per share attributable to equity holders of the parent		$(0.10)	$(0.05)	$(0.14)

Weighted average number of Ordinary shares used in computing basic and diluted net loss per share		99,813,334	65,653,700	49,184,720

The accompanying notes are an integral part of the consolidated financial statements.

ADIRA ENERGY LTD.
CONSOLIDATED STATEMENTS OF CHANGES IN EQUITY
U.S. dollars in thousands, except share data

			Attributable to equity holders
			of the parent
			Additional			Non-
	Number of	Share	paid in	Accumulated		controlling	Total
	shares	capital	capital	deficit	Total	interests	equity

April 8, 2009 (date of incorporation)	-	$-	$-	$-	$-	$-	$-
Shares issued for services rendered (Note 14b(i))	16,640,000	-	486	-	486	-	486
Shares issued in private placement (Note 14b(ii))	14,560,000	-	425	-	425	-	425
Shares issued as part of the reverse acquisition, net (Note 1c)	23,200,000	-	5,799	-	5,799	-	5,799
Shares and warrants issued in private placements (Note 14b(iv))	8,240,001	-	*)1,771	-	1,771	-	1,771
Share-based compensation	-	-	451	-	451	-	451
Net loss	-	-	-	(6,722)	(6,722)	-	(6,722)

Balance as of December 31, 2009	62,640,001	-	8,932	(6,722)	2,210	-	2,210

Shares and warrants issued in private placement, net (Note 14b(v))	27,500,000	-	**)10,077	-	10,077	-	10,077

Investment in equity of subsidiary by non-controlling interests	-	-	-	-	-	677	677
Share-based compensation	-	-	1,277	-	1,277	-	1,277
Net loss	-	-	-	(2,958)	(2,958)	(46)	(3,004)

Balance as of December 31, 2010	90,140,001	-	20,286	(9,680)	10,606	631	11,237

Shares issued in private placement, net (Note 14b(vi))	10,483,871	-	***)6,152	-	6,152	-	6,152
Exercise of warrants and options	1,144,581	-	314	-	314	-	314
Investment in equity of subsidiary by non-controlling interests	-	-	-	-	-	151	151
Share-based compensation	-	-	1,023	-	1,023	-	1,023
Net loss	-	-	-	(9,489)	(9,489)	(562)	(10,051)

Balance as of December 31, 2011	101,768,453	$-	$27,775	$(19,169)	$8,606	$220	$8,826

*)        Net of issuance expenses of $ 229.
**)      Net of issuance expenses of $ 923.
***)   Net of issuance expenses of $ 472.

The accompanying notes are an integral part of the consolidated financial statements.

ADIRA ENERGY LTD.

CONSOLIDATED STATEMENTS OF CASH FLOWS
U.S. dollars in thousands

			267-day
	Year ended		period ended
	December 31,		December 31,
	2011	2010	2009
Cash flows from operating activities:
Net loss	$(10,051)	$(3,004)	$(6,722)

Adjustments to reconcile net loss to net cash used in operating activities:
Adjustments to the profit or loss items:
Exchange rate differences for cash and cash equivalents	138	15	1
Share issuance expenses	-	-	4,902
Depreciation	80	12	-
Impairment charge	1,226	-	-
Share-based compensation	1,023	1,277	937

	2,467	1,304	5,840

Changes in operating asset and liability items:
Decrease (increase) in accounts receivable	1,098	(1,780)	-
Decrease (increase) in other receivables and prepaid expenses	5,771	(6,169)	(28)
Decrease (increase) in consumables	253	(507)	-
Increase (decrease) in trade payables	(6,611)	7,014	79
Increase in other accounts payable and accrued liabilities	659	132	148

	1,170	(1,310)	199

Net cash used in operating activities	(6,414)	(3,010)	(683)

Cash flows from investing activities:
Expenditure on exploration and evaluation assets	(923)	(7)	(12)
Purchase of property and equipment	(297)	(74)	(353)
Decrease (increase) in restricted cash	563	(1,006)	-

Net cash used in investing activities	(657)	(1,087)	(365)

Cash flows from financing activities:
Proceeds from issue of shares, net of issuance expenses	6,152	10,077	2,196
Investment in equity of subsidiary by non-controlling interests	151	677	-
Proceeds from exercise of warrants and options	314	-	-
Cash acquired upon reverse recapitalization	-	-	897

Net cash provided by financing activities	6,617	10,754	3,093

Exchange rate differences for cash and cash equivalents	(138)	(15)	(1)

Increase (decrease) in cash and cash equivalents	(592)	6,642	2,044
Cash and cash equivalents at the beginning of the period	8,686	2,044	-

Cash and cash equivalents at the end of the period	$8,094	$8,686	$2,044

The accompanying notes are an integral part of the consolidated financial statements.

ADIRA ENERGY LTD.

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS
U.S. dollars in thousands, except share and per share data

NOTE 1:-	GENERAL

a.	Nature of operations:

Adira Energy Ltd. and its subsidiaries ("Adira" or "the Company"), is an oil and gas early-stage exploration company. Adira is a limited company, incorporated on April 8, 2009, and domiciled in Toronto, Ontario, Canada. The Company's shares are currently traded on the OTC market in the U.S. and the TSX Venture Exchange in Canada. The consolidated financial statements of the Company for the year ended December 31, 2011 were authorized for issue in accordance with a resolution of the directors on April 26, 2012.

The Company has been granted three offshore petroleum licenses in Israel. The Company's wholly-owned Canadian subsidiary, Adira Energy Holding Corp. owns four wholly owned Israeli subsidiaries as follows: (i) Adira Energy Israel Limited, which holds two offshore petroleum licenses being the "Gabriella License No. 378" ("Gabriella") of which it owns a 15% interest and the "Yitzhak License No. 380" ("Yitzhak") of which it owns 85% interest (see also Notes 9 and 19); (ii) Adira Oil Technologies Limited ("AOT") has been granted a 23.25% interest in one offshore petroleum license, the "Samuel License No. 388" ("Samuel"), (Gabriella, Yitzhak and Samuel - collectively the "Offshore Licenses") (iii) Adira Energy Israel Services Ltd. provides services in respect of the entities described above and (iv) Adira Energy CBM Ltd., which is an inactive company. Adira Energy Holding Corp. also owns 60% of Adira Geo Global Limited ("AGG"), which owns a 30% interest in Samuel. In addition, Adira Energy Holding Corp. wholly owns Adira Energy Holdings (Barbados) Ltd., a private company incorporated in Barbados, which wholly owns Adira Energy Investments (Barbados) Ltd., which was incorporated in Barbados, as well, and holds a beneficial right to an option to purchase 5% of the rights in the Sarah and Myra licenses, as specified in Note 16d below.

Adira Energy Israel Limited also held for three years a 100% interest in one onshore petroleum license, the "Eitan License No. 356" ("Eitan"), which the Company relinquished in December 2011 (see Note 9a).

Adira Energy Israel Limited is the operator of Gabriella and Yitzhak and AGG is the operator of Samuel. As the operator, the Company has established Unincorporated Joint Ventures ("UJV's") to manage the exploration activities of each of the offshore licenses. The Company receives consulting and operator fees in accordance with the terms of Joint Operating Agreements signed between the Company and each of its consortium partners in the UJV's.

ADIRA ENERGY LTD.

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS
U.S. dollars in thousands, except share and per share data

NOTE 1:-	GENERAL (Cont.)

b.	Financial position:

As reflected in the consolidated financial statements, as of December 31, 2011, the Company has an accumulated deficit of $ 19,169 and, in 2011, the Company had negative cash flows from operations of $ 6,414. The Company is an early-exploration stage company and its existing funds and operating revenues are currently insufficient to finance its future operating expenses and exploration funding commitments.

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

c.	Share exchange agreement:

AMG Oil Ltd. ("AMG") was incorporated on February 20, 1997 under the name Trans New Zealand Oil Company in the State of Nevada, United States of America. It changed its name to AMG Oil Ltd. on July 27, 1998 and to Adira Energy Ltd. on December 17, 2009. On November 25, 2008, AMG's shareholders approved the change of its jurisdiction of incorporation from the State of Nevada to the Canadian federal jurisdiction.

On April 29, 2009, AMG entered into a letter of intent to purchase all of the issued and outstanding shares of Adira Energy Corp ("AEC"), in exchange for shares of AMG and AEC subsequently changed its name to Adira Energy Holding Corp. On September 1, 2009, AMG completed the share exchange with AEC which resulted in a reverse takeover by AEC of AMG. The share exchange ratio was one common share of AMG for each issued and outstanding common share of AEC. Accordingly, AMG issued 39,040,001 common shares to AEC's shareholders. The share exchange was completed together with a private placement by AEC of $2,000 through the issuance of 8,000,000 units (Note 14(b)).

ADIRA ENERGY LTD.

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS
U.S. dollars in thousands, except share and per share data

NOTE 1:-	GENERAL (Cont.)

As a result, the original shareholders of AMG owned 37% of the shares of the Company and the former shareholders of AEC owned 63% of the Company as follows:

	Issued and
	outstanding number
	of shares after share
	exchange	Percentage
Shareholders of:

AMG	23,200,000	37%
AEC	39,040,001	63%

Total outstanding shares	62,240,001	100%

As the shareholders of AEC obtained control of the Company, the share exchange should reflect the substance of the transaction, which is a capital transaction, rather than a business combination. That is, the transaction is a reverse recapitalization, equivalent to the issuance of shares by the private company (AEC) for the net monetary assets of the public shell company (AMG), accompanied by a recapitalization. The accounting is similar to that resulting from a reverse acquisition, except that no goodwill or other intangible assets are recorded. The assets and liabilities of AEC are included at their carrying value and the assets and liabilities of AMG are included at fair value. Equity represents the authorized and issued number of shares of AMG (the legal parent) and the share capital, additional paid-in capital and accumulated deficit of AEC (the legal subsidiary), In addition, the comparative data presented in these financial statements are those of AEC.

As the transaction is not a business combination under IFRS 3, since AMG was a non-operating shell company, the transaction is accounted for as a share-based payment transaction under IFRS 2, whereby Adira is deemed to have issued shares in exchange for the $ 897 of cash and receivables held by AMG together with the listing status of AMG. As the listing status does not qualify for recognition as an intangible asset, an expense of $ 4,902 representing the excess of the fair value of the deemed shares issued to the original shareholders of AMG over the fair value of the net assets of AMG was recorded in the statement of comprehensive loss in 2009 as issuance expenses.

ADIRA ENERGY LTD.

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS
U.S. dollars in thousands, except share and per share data

NOTE 2:-	BASIS OF PREPARATION

a.	Basis of preparation of the financial statements:

These financial statements have been prepared in accordance with International Financial Reporting Standards ("IFRS") as issued by the International Accounting Standards Board. These Standards comprise:

1.	International Financial Reporting Standards (IFRS).
2.	International Accounting Standards (IAS).
3.	Interpretations issued by the IFRIC and by the SIC.

Furthermore, the financial statements have been prepared in conformity with the provisions of the Israeli Securities Regulations (Annual Financial Statements), 2010.

b.

The consolidated financial statements have been prepared on a historical cost basis, and are presented in U.S. dollars and all values are rounded to the nearest thousand ($ 000), except when otherwise indicated.

c.	The financial statements for the 267 day period ended December 31, 2009 are from Adira's date of incorporation on April 8, 2009.

d.	Changes in accounting policies in view of the adoption of new standards:

IAS 24 - Related Party Disclosures:

The amendment to IAS 24 ("the Amendment") clarifies the definition of a related party to simplify the identification of such relationships and to eliminate inconsistencies in its application. The revised Standard introduces a partial exemption of disclosure requirements for government-related entities. The Amendment has been applied retrospectively from January 1, 2011.

IAS 32 - Financial Instruments: Presentation - Classification of Rights Issues:

The amendment to IAS 32 ("the Amendment") provides that rights, options or warrants to acquire a fixed number of the Company's equity instruments for a fixed amount of any currency are classified as equity instruments if the Company offers the rights, options or warrants pro rata to all of its existing owners of the same class of its non-derivative equity instruments. The Amendment has been applied retrospectively from January 1, 2011.

The retrospective application of the Amendment did not have a material effect on the Company's financial statements.

ADIRA ENERGY LTD.

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS
U.S. dollars in thousands, except share and per share data

NOTE 3:	SIGNIFICANT ACCOUNTING POLICIES

The following are the significant accounting policies applied by the Company in preparing its consolidated financial statements for all periods presented unless otherwise stated.

a.	Significant judgments, estimates and assumptions used in the preparation of the financial statements:

The preparation of the financial statements requires management to make judgments, estimates and assumptions that have an effect on the application of the accounting policies and on the reported amounts of assets, liabilities, revenues and expenses. These estimates and underlying assumptions are reviewed regularly. Changes in accounting estimates are reported in the period of the change in estimate.

In the process of applying the significant accounting policies, the Company has made the following judgments which have a significant effect on the amounts recognized in the financial statements:

-        Determining the fair value of share-based payment transactions:

The fair value of share-based payment transactions is determined using an acceptable option-pricing model. The assumptions made by management and used in the model include expected volatility, expected life and expected dividend. Changes in assumptions could affect the estimates of fair values.

b.	Consolidated financial statements:

Effective from January 1, 2010, the date of adoption of IFRS 3 (Revised) and IAS 27 (2008), the Company applies the accounting policy required by these Standards for business combinations and transactions with non-controlling interests.

The consolidated financial statements comprise the financial statements of companies that are controlled by the Company (subsidiaries). Control exists when the Company has the power, directly or indirectly, to govern the financial and operating policies of an entity. The effect of potential voting rights that are exercisable at the end of the reporting period is considered when assessing whether an entity has control. The consolidation of the financial statements commences on the date on which control is obtained and ends when such control ceases.

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

ADIRA ENERGY LTD.

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS
U.S. dollars in thousands, except share and per share data

NOTE 3:	SIGNIFICANT ACCOUNTING POLICIES (Cont.)

Non-controlling interests of subsidiaries represent the non-controlling shareholders' share of the total comprehensive income (loss) of the subsidiaries and fair value of the net assets upon the acquisition of the subsidiaries. The non-controlling interests are presented in equity separately from the equity attributable to the equity holders of the Company.

The acquisition of non-controlling interests by the Company is recorded as a decrease/ an increase in equity (capital reserve from transactions with non-controlling interests) and calculated as the difference between the consideration paid by the Company and the proportionate amount of non-controlling interests acquired and derecognized at the date of acquisition (when non-controlling interests also include a share of other comprehensive income, the Company reattributes the cumulative amounts recognized in other comprehensive income between the equity holders of the Company and the non-controlling interests).

Upon the disposal of a subsidiary that does not result in a loss of control, an increase / a decrease in equity (capital reserve from transactions with non-controlling interests) is recognized for the amount of the difference between the consideration received by the Company and the carrying amount of the non-controlling interests in the subsidiary which has been added to the Company's equity, taking into account also the disposal of a portion of any goodwill in the subsidiary and any translation differences from foreign operations which have been recognized in other comprehensive income, based on the relative decrease in the interests in the subsidiary.

Transaction costs in respect of transactions with non-controlling interests are also recorded in equity. Cash flows from transactions with non-controlling interests (without change in status) are classified in the statement of cash flows as cash flows from financing activities.

Losses are attributed to non-controlling interests even if they result in a negative balance of non-controlling interests in equity.

Upon the disposal of a subsidiary resulting in loss of control, the Company:

-	derecognizes the subsidiary's assets (including goodwill) and liabilities.
-	derecognizes the carrying amount of non-controlling interests.
-	recognizes the fair value of the consideration received.
-	recognizes any remaining equity interest at fair value.
-	recognizes any resulting difference (surplus or deficit) as gain or loss.
-

reclassifies the components recognized in other comprehensive income on the same basis as would be required if the subsidiary had directly disposed of the related assets or liabilities. Accordingly, cumulative exchange differences are reclassified to profit or loss upon loss of control.

ADIRA ENERGY LTD.

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS
U.S. dollars in thousands, except share and per share data

NOTE 3:	SIGNIFICANT ACCOUNTING POLICIES (Cont.)

c.	Joint oil and gas ventures:

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

-	any cash consideration received is credited against costs previously capitalized in relation to the whole interest with any excess accounted for by the farmor as a gain on disposal.

ADIRA ENERGY LTD.

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS
U.S. dollars in thousands, except share and per share data

NOTE 3:	SIGNIFICANT ACCOUNTING POLICIES (Cont.)

e.	Functional currency and foreign currency:

1.	Functional currency and presentation currency:

The functional currency, which is the currency that best reflects the economic environment in which the Company operates and conducts its transactions, is separately determined for the Company and each of its subsidiaries, and is used to measure the financial position and operating results. The functional currency of the Company and its subsidiaries is the U.S. dollar.

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

The allowance for doubtful accounts is determined in respect of specific debts whose collection, in the opinion of the Company's management, is doubtful. No allowance for doubtful account exists as of December 31, 2011 and 2010.

h.	Consumables:

Consumables (not allocated to specific wells) are stated at cost and are comprised of disposable supplies used by the Company in its drilling activities. In 2011, the Company recognized a $ 149 write-off with respect to consumables in the statement of comprehensive loss, since their net realizable value was lower than their cost. The Company did not recognize any write-offs in 2010 and 2009.

ADIRA ENERGY LTD.

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS
U.S. dollars in thousands, except share and per share data

NOTE 3:	SIGNIFICANT ACCOUNTING POLICIES (Cont.)

i.	Financial instruments:

1.	Financial assets:

Financial assets within the scope of IAS 39 are initially recognized at fair value plus directly attributable transaction costs.

The Company has receivables that are financial assets (non-derivative) with fixed or determinable payments that are not quoted in an active market. Short-term receivables (such as trade and other receivables) are measured based on their terms, normally at face value. Gains and losses are recognized in profit or loss when the loans and receivables are derecognized or impaired, as well as through the systematic amortization process. As for recognition of interest income, see q. below.

2.	Financial liabilities measured at amortized cost:

Interest-bearing loans and borrowings are initially recognized at fair value less directly attributable transaction costs (such as loan raising costs). After initial recognition, loans, including debentures, are measured based on their terms at amortized cost using the effective interest method taking into account directly attributable transaction costs. Short-term credit (such as trade and other payables) are measured based on their terms, normally at face value. Gains and losses are recognized in profit or loss when the financial liability is derecognized as well as through the systematic amortization process.

3.	Derecognition of financial instruments:

	a)	Financial assets:

A financial asset is derecognized when the contractual rights to the cash flows from the financial asset expire or the Company has transferred its contractual rights to receive cash flows from the financial asset or assumes an obligation to pay the cash flows in full without material delay to a third party and has transferred substantially all the risks and rewards of the asset, or has neither transferred nor retained substantially all the risks and rewards of the asset, but has transferred control of the asset.

ADIRA ENERGY LTD.

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS
U.S. dollars in thousands, except share and per share data

NOTE 3:	SIGNIFICANT ACCOUNTING POLICIES (Cont.)

If the Company transfers its rights to receive cash flows from an asset and neither transfers nor retains substantially all the risks and rewards of the asset nor transfers control of the asset, a new asset is recognized to the extent of the Company's continuing involvement in the asset. When continuing involvement takes the form of guaranteeing the transferred asset, the extent of the continuing involvement is the lower of the original carrying amount of the asset and the maximum amount of consideration received that the Company could be required to repay.

b)	Financial liabilities:

A financial liability is derecognized when it is extinguished, that is when the obligation is discharged or cancelled or expires. A financial liability is extinguished when the debtor:

•	discharges the liability by paying in cash, other financial assets, goods or services; or
•	is legally released from the liability.

4.	Impairment of financial assets:

The Company assesses at the end of each reporting period whether there is any objective evidence of impairment of a financial asset or group of financial assets carried at amortized cost as follows.

There is objective evidence of impairment of debt instruments and receivables as a result of one or more events that has occurred after the initial recognition of the asset and that loss event has an impact on the estimated future cash flows. Evidence of impairment may include indications that the debtor is experiencing financial difficulties, including liquidity difficulty and default in interest or principal payments. The amount of the loss recorded in profit or loss is measured as the difference between the asset's carrying amount and the present value of estimated future cash flows (excluding future credit losses that have not yet been incurred) discounted at the financial asset's original effective interest rate (the effective interest rate computed at initial recognition). If the financial asset has a variable interest rate, the discount rate is the current effective interest rate. The carrying amount of the asset is reduced through the use of an allowance account (see allowance for doubtful accounts above). In a subsequent period, the amount of the impairment loss is reversed if the recovery of the asset can be related objectively to an event occurring after the impairment was recognized. The amount of the reversal, up to the amount of any previous impairment, is recorded in profit or loss.

ADIRA ENERGY LTD.

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS
U.S. dollars in thousands, except share and per share data

NOTE 3:	SIGNIFICANT ACCOUNTING POLICIES (Cont.)

5.	Classification of rights issues:

Rights, options or warrants to acquire a fixed number of the Company's equity instruments for a fixed amount of any currency are classified as equity instruments if the Company offers the rights, options or warrants pro rata to all of its existing owners of the same class of its non-derivative equity instruments.

j.	Property and equipment:

Property and equipment are measured at cost, including directly attributable costs, less accumulated depreciation. Cost includes spare parts and auxiliary equipment that can be used only in connection with the machinery and equipment.

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

k.	Impairment of non-financial assets:

The Company evaluates the need to record an impairment of the carrying amount of non- financial assets whenever events or changes in circumstances indicate that the carrying amount is not recoverable. If the carrying amount of non-financial assets exceeds their recoverable amount, the assets are reduced to their recoverable amount. The recoverable amount is the higher of fair value less costs of sale and value in use. In measuring value in use, the expected future cash flows are discounted using a pre-tax discount rate that reflects the risks specific to the asset. The recoverable amount of an asset that does not generate independent cash flows is determined for the cash-generating unit to which the asset belongs. Impairment losses are recognized in profit or loss.

ADIRA ENERGY LTD.

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS
U.S. dollars in thousands, except share and per share data

NOTE 3:	SIGNIFICANT ACCOUNTING POLICIES (Cont.)

l.	Exploration and evaluation assets:

Pre-license costs:

Pre-license costs are expensed in the period in which they are incurred.

Exploration and evaluation costs:

Oil and natural gas exploration and development expenditure is accounted for using the successful efforts method of accounting.

During the geological and geophysical exploration phase, costs are charged against income as incurred. Costs directly associated with an exploration well in its drilling phase, for which it has not yet been determined whether there are proved reserves or it is not commercially viable, are capitalized as exploration and evaluation intangible assets until the drilling of the well is complete and the results have been evaluated. These costs include employee remuneration, materials and fuel used, rig costs and payments made to contractors. If no reserves are found, the exploration asset is tested for impairment. If extractable hydrocarbons are found and, subject to further appraisal activity (e.g., by drilling further wells), are likely to be developed commercially, the costs continue to be carried as an intangible assets while sufficient and continued progress is made in assessing the commerciality of the hydrocarbons. All such costs are subject to technical, commercial and management review as well as review for impairment at least once a year to confirm the continued intent to develop or otherwise extract value from the discovery. When this is no longer the case, the costs are written off. When proved reserves of oil are determined and development sanctioned, the relevant expenditure is transferred to oil and gas properties after impairment is assessed and any resulting impairment loss is recognized.

m.	Taxes on income:

Taxes on income in the consolidated statement of comprehensive loss comprise current and deferred taxes. Current or deferred taxes are recognized in profit or loss, except to the extent that the tax arises from items which are recognized directly in other comprehensive income or in equity. In such cases, the tax effect is also recognized in the relevant item.

	1.	Current taxes:

The current tax liability is measured using the tax rates and tax laws that have been enacted or substantively enacted by the end of reporting period as well as adjustments required in connection with the tax liability in respect of previous years.

ADIRA ENERGY LTD.

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS
U.S. dollars in thousands, except share and per share data

NOTE 3:	SIGNIFICANT ACCOUNTING POLICIES (Cont.)

2.	Deferred taxes:

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

Deferred tax assets are reviewed at the end of each reporting period and reduced to the extent that it is not probable that they will be utilized. Also, temporary differences (such as carry-forward losses) for which deferred tax assets have not been recognized are reassessed and deferred tax assets are recognized to the extent that their recoverability has become probable. Any resulting reduction or reversal is recognized in the line item, "taxes on income".

n.	Share-based payment transactions:

The Company's employees and other service providers are entitled to remuneration in the form of equity-settled share-based payment transactions.

The cost of equity-settled transactions with employees is measured at the fair value of the equity instruments granted at grant date. The fair value is determined using the Black Scholes pricing model, additional details are given in Note 14. As for other service providers, the cost of the transactions is measured at the fair value of the goods or services received as consideration for equity instruments. In cases where the fair value of the goods or services received as consideration of equity instruments cannot be measured, they are measured by reference to the fair value of the equity instruments granted.

The cost of equity-settled transactions is recognized in profit or loss, together with a corresponding increase in equity, during the period which the performance and service conditions are to be satisfied, ending on the date on which the relevant employees become fully entitled to the award ("the vesting period"). The cumulative expense recognized for equity-settled transactions at the end of each reporting period until the vesting date reflects the extent to which the vesting period has expired and the Company's best estimate of the number of equity instruments that will ultimately vest. The expense or income recognized in profit or loss represents the movement in the cumulative expense recognized at the end of the reporting period. No expense is recognized for awards that do not ultimately vest.

ADIRA ENERGY LTD.

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS
U.S. dollars in thousands, except share and per share data

NOTE 3:	SIGNIFICANT ACCOUNTING POLICIES (Cont.)

If the Company modifies the conditions on which equity-instruments were granted, an additional expense is recognized for any modification that increases the total fair value of the share-based payment arrangement or is otherwise beneficial to the employee/other service provider at the modification date.

If a grant of an equity instrument is cancelled, it is accounted for as if it had vested on the cancellation date, and any expense not yet recognized for the grant is recognized immediately. However, if a new grant replaces the cancelled grant and is identified as a replacement grant on the grant date, the cancelled and new grants are accounted for as a modification of the original grant, as described above.

o.	Employee benefit liabilities:

The Company has several employee benefit plans:

1.	Short-term employee benefits:

Short-term employee benefits include salaries, paid annual leave, paid sick leave, recreation and social security contributions and are recognized as expenses as the services are rendered. A liability in respect of a cash bonus is recognized when the Company has a legal or constructive obligation to make such payment as a result of past service rendered by an employee and a reliable estimate of the amount can be made.

2.	Post-employment benefits:

The Company's plan in Israel is financed by contributions to insurance companies and is classified as a defined contribution plan, pursuant to Section 14 of the Severance Pay Law.

The Company pays fixed contributions and has no legal or constructive obligation to pay further contributions if the insurance company does not hold sufficient amounts to pay all employee benefits relating to employee service in the current and prior periods; therefore, upon release of the policy to the employee, no additional liability exists between the parties regarding the matter of severance pay and no additional payments shall be made by the Company to the employee. Accordingly, severance liability and deposits on behalf of such liability are not presented on the balance sheet, as the Company has no further obligation to these employees once the deposits have been paid.

ADIRA ENERGY LTD.

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS
U.S. dollars in thousands, except share and per share data

NOTE 3:	SIGNIFICANT ACCOUNTING POLICIES (Cont.)

p.	Revenue recognition:

Revenues are recognized in the statement of comprehensive loss when the revenues can be measured reliably, it is probable that the economic benefits associated with the transaction will flow to the Company and the costs incurred or to be incurred in respect of the transaction can be measured reliably.

The Company's revenues are derived from:

Operator fees - the Company acts as the operator on the Offshore Licenses and is entitled to operator fees at a fixed rate of 7.5% of the total exploration costs incurred by the respective UJV's. Revenues from operator fees are recognized in accordance with the terms of the Joint Operating Agreements, as exploration expenses are incurred in the UJV's.

Consulting fees - The Company provides consulting services in respect of the Offshore Licenses on a "time and materials" basis. Consulting fees are recognized as revenues as the services are rendered to the respective UJV's.

q.	Finance income and expenses:

Finance income comprises interest income on cash, cash equivalents and restricted cash and exchange rate gains and losses.

Gains and losses on exchange rate differences are reported on a net basis.

r.	Loss per share:

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

All share options and warrants outstanding during the years ended December 31, 2011 and 2010 and the 267-day period ended December 31, 2009 (see Note 14) have not been included in the calculation of diluted loss per share, as they are antidilutive.

ADIRA ENERGY LTD.

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS
U.S. dollars in thousands, except share and per share data

NOTE 3:	SIGNIFICANT ACCOUNTING POLICIES (Cont.)

s.	Decommissioning liability:

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

t.	Presentation of statement of comprehensive loss:

The Company has elected to present a single statement of comprehensive loss which includes both the items of the statement of operation and the items of other comprehensive loss.

u.	Disclosure of new IFRSs in the period prior to their adoption:

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

ADIRA ENERGY LTD.

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS
U.S. dollars in thousands, except share and per share data

NOTE 3:	SIGNIFICANT ACCOUNTING POLICIES (Cont.)

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

According to IFRS 9, all financial assets (including hybrid contracts with financial asset hosts) should be measured at fair value upon initial recognition. In subsequent periods, debt instruments should be measured at amortized cost if both of the following conditions are met:

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

The Standard is effective commencing from January 1, 2013. Earlier application is permitted. Upon initial application, the Standard should be applied retrospectively, except as specified in the Standard.

ADIRA ENERGY LTD.

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS
U.S. dollars in thousands, except share and per share data

NOTE 3:	SIGNIFICANT ACCOUNTING POLICIES (Cont.)

2.

In October 2010, the IASB issued certain amendments to IFRS 9 regarding de- recognition and financial liabilities. According to those amendments, the provisions of IAS 39 will continue to apply to de-recognition and to financial liabilities for which the fair value option has not been elected (designated as measured at fair value through profit or loss); that is, the classification and measurement provisions of IAS 39 will continue to apply to financial liabilities held for trading and financial liabilities measured at amortized cost.

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

The amendments are effective commencing from January 1, 2013. Earlier application is permitted provided that the Company also adopts the provisions of IFRS 9 regarding the classification and measurement of financial assets (the first part of Phase 1). Upon initial application, the amendments should be applied retrospectively, except as specified in the amendments.

The Company believes that the amendments are not expected to have a material effect on the financial statements.

IFRS 10, IFRS 11, IFRS 12, IFRS 13 - Consolidated Financial Statements, Joint Arrangements, Disclosure of Interests in Other Entities, Fair Value Measurement:

In May 2011, the IASB issued four new Standards: IFRS 10, "Consolidated Financial Statements", IFRS 11, "Joint Arrangements", IFRS 12, "Disclosure of Interests in Other Entities" ("the new Standards") and IFRS 13, "Fair Value Measurement", and amended two existing Standards, IAS 27R (Revised 2011), "Separate Financial Statements", and IAS 28R (Revised 2011), "Investments in Associates and Joint Ventures".

The new Standards are to be applied retrospectively in financial statements for annual periods commencing on January 1, 2013 or thereafter. Earlier application is permitted. However, if the Company chooses earlier application, it must adopt all the new Standards as a package (excluding the disclosure requirements of IFRS 12 which may be adopted separately). The Standards prescribe transition provisions with certain modifications upon initial adoption.

ADIRA ENERGY LTD.

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS
U.S. dollars in thousands, except share and per share data

NOTE 3:	SIGNIFICANT ACCOUNTING POLICIES (Cont.)

The main provisions of the Standards and their expected effects on the Company are as follows:

IFRS 10 - Consolidated Financial Statements:

IFRS 10 supersedes IAS 27 regarding the accounting treatment of consolidated financial statements and includes the accounting treatment for the consolidation of structured entities previously accounted for under SIC 12, "Consolidation - Special Purpose Entities".

IFRS 10 does not prescribe changes to the consolidation procedures but rather modifies the definition of control for the purpose of consolidation and introduces a single consolidation model. According to IFRS 10, in order for an investor to control an investee, the investor must have power over the investee and exposure, or rights, to variable returns from the investee. Power is defined as the ability to influence and direct the investee's activities that significantly affect the investor's return.

According to IFRS 10, when assessing the existence of control, potential voting rights should be considered only if they are substantive, as opposed to the provisions of IAS 27 prior to its amendment which required consideration of potential voting rights only if they could be exercised immediately while disregarding management's intentions and financial ability to exercise such rights.

IFRS 10 also prescribes that an investor may have control even if it holds less than a majority of the investee's voting rights (de facto control), as opposed to the provisions of the existing IAS 27 which permits a choice between two consolidation models - the de facto control model and the legal control model.

IFRS 10 is to be applied retrospectively in financial statements for annual periods commencing on January 1, 2013, or thereafter.

The Company believes that the adoption of IFRS 10 is not expected to have a material effect on the financial statements.

IAS 27R - Separate Financial Statements:

IAS 27R supersedes IAS 27 and only addresses separate financial statements. The existing guidance for separate financial statements has remained unchanged in IAS 27R.

IFRS 11 - Joint Arrangements:

IFRS 11 supersedes IAS 31 regarding the accounting treatment of interests in joint ventures and SIC 13 regarding the interpretation of the accounting treatment of non-monetary contributions by venturers.

ADIRA ENERGY LTD.

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS
U.S. dollars in thousands, except share and per share data

NOTE 3:	SIGNIFICANT ACCOUNTING POLICIES (Cont.)

IFRS 11 defines joint arrangements as contractual arrangements over which two or more parties have joint control.

IFRS 11 distinguishes between two types of joint arrangements:

-

Joint ventures in which the parties that have joint control of the arrangement have rights to the net assets of the arrangement. IFRS 11 requires joint ventures to be accounted for solely by using the equity method, as opposed to the provisions of IAS 31 which allowed the Company to make an accounting policy choice whether to apply proportionate consolidation or the equity method for entities under joint control.

-

Joint operations in which the parties that have joint control of the arrangement have rights to the assets, and obligations for the liabilities, relating to the arrangement. IFRS 11 requires the joint operator to recognize a joint operation's assets, liabilities, revenues and expenses in proportion to its relative share of the joint operation as determined in the joint arrangement, similar to the current accounting treatment for proportionate consolidation.

IFRS 11 is to be applied retrospectively in financial statements for annual periods commencing on January 1, 2013, or thereafter.

The Company believes that the adoption of IFRS 11 is not expected to have a material effect on the financial statements.

IAS 28R - Investments in Associates and Joint Ventures:

IAS 28R supersedes IAS 28. The principal changes in IAS 28R compared to IAS 28 relate to the application of the equity method of accounting for investments in joint ventures, as a result of the issuance of IFRS 11, and the guidance for transition from proportionate consolidation to the equity method of accounting for these investments. IAS 28R also prescribes that in the event of disposal of an investment in an associate or joint venture, including a portion thereof, the portion that meets the criteria to be classified as held for sale is accounted for in accordance with IFRS 5. Any remaining portion is accounted for using the equity method until the time of actual disposal. In addition, an investment in an associate that becomes an investment in a joint venture, or vice versa, will continue to be accounted for at equity and the remaining investment will not be remeasured.

IAS 28R is to be applied retrospectively in financial statements for annual periods commencing on January 1, 2013, or thereafter. Earlier application is permitted; however, if the Company elects earlier application of IAS 28R, it must also apply IFRS 10, IFRS 11, IFRS 12 and IFRS 27R (Revised 2011) collectively.

ADIRA ENERGY LTD.

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS
U.S. dollars in thousands, except share and per share data

NOTE 3:	SIGNIFICANT ACCOUNTING POLICIES (Cont.)

The Company estimates that IAS 28R is not expected to have a material impact on its financial statements.

IFRS 12 - Disclosure of Interests in Other Entities:

IFRS 12 prescribes disclosure requirements for the Company's investees, including subsidiaries, joint arrangements, associates and structured entities. IFRS 12 expands the disclosure requirements to include the judgments and assumptions used by management in determining the existence of control, joint control or significant influence over investees, and in determining the type of joint arrangement. IFRS 12 also provides disclosure requirements for material investees.

The required disclosures will be included in the Company's financial statements upon initial adoption of IFRS 12.

IFRS 13 - Fair Value Measurement:

IFRS 13 establishes guidance for the measurement of fair value, to the extent that such measurement is required according to IFRS. IFRS 13 defines fair value as the price that would be received to sell an asset or paid to transfer a liability in an orderly transaction between market participants at the measurement date. IFRS 13 also specifies the characteristics of market participants and determines that fair value is based on the assumptions that would have been used by market participants. According to IFRS 13, fair value measurement is based on the assumption that the transaction will take place in the asset's or the liability's principal market, or in the absence of a principal market, in the most advantageous market.

IFRS 13 requires an entity to maximize the use of relevant observable inputs and minimize the use of unobservable inputs. IFRS 13 also includes a fair value hierarchy based on the inputs used to determine fair value as follows:

Level 1 -	quoted prices (unadjusted) in active markets for identical assets or liabilities.

Level 2 -	inputs other than quoted market prices included within Level 1 that are observable for the asset or liability, either directly or indirectly.

Level 3 -	unobservable inputs (valuation techniques that do not make use of observable inputs).

IFRS 13 also prescribes certain specific disclosure requirements.

The new disclosures, and the measurement of assets and liabilities pursuant to IFRS 13, are to be applied prospectively for periods commencing after the Standard's effective date, in financial statements for annual periods commencing on January 1, 2013 or thereafter. Earlier application is permitted. The new disclosures will not be required for comparative data.

ADIRA ENERGY LTD.

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS
U.S. dollars in thousands, except share and per share data

NOTE 3:	SIGNIFICANT ACCOUNTING POLICIES (Cont.)

The appropriate disclosures will be included in the Company's financial statements upon initial adoption of IFRS 13.

As for the effect on the financial statements, the Company believes that IFRS 13 is not expected to have a material impact on its financial statements.

IAS 32 - Financial Instruments: Presentation and IFRS 7 - Financial Instruments: Disclosure:

In December 2011, the IASB issued amendments to IAS 32 ("the amendments to IAS 32") regarding the offsetting of financial assets and liabilities. The amendments to IAS 32 clarify, among others, the meaning of "currently has a legally enforceable right of set-off" ("the right of set-off"). Among others, the amendments to IAS 32 prescribe that the right of set-off must be legally enforceable not only during the ordinary course of business of the parties to the contract but also in the event of bankruptcy or insolvency of one of the parties. The amendments to IAS 32 also state that in order for the right of set-off to be currently available, it must not be contingent on a future event, there may not be periods during which the right is not available, or there may not be any events that will cause the right to expire.

Simultaneously in December 2011, the IASB issued amendments to IFRS 7 ("the amendments to IFRS 7") regarding the offsetting of financial assets and liabilities. According to the amendments to IFRS 7, the Company is required, among others, to provide disclosure of rights of set-off and related arrangements (such as collateral agreements), the composition of amounts that are set off, and amounts subject to enforceable master netting arrangements that do not meet the offsetting criteria of IAS 32.

The amendments to IAS 32 are to be applied retrospectively commencing from the financial statements for periods beginning on January 1, 2014, or thereafter. Earlier application is permitted, but disclosure of early adoption is required as well as the disclosures required by the amendments to IFRS 7 as described above. The amendments to IFRS 7 are to be applied retrospectively commencing from the financial statements for periods beginning on January 1, 2013, or thereafter.

The Company estimates that the amendments to IAS 32 are not expected to have a material impact on its financial statements. The required disclosures pursuant to the amendments to IFRS 7 will be included in the Company's financial statements.

ADIRA ENERGY LTD.

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS
U.S. dollars in thousands, except share and per share data

NOTE 4:-	CASH AND CASH EQUIVALENTS

	December 31,
	2011	2010
	U.S. dollars in thousands

In US Dollars	$6,633	$8,649
In Canadian Dollars	1,324	23
In NIS	137	14

	$8,094	$8,686

NOTE 5:-	RESTRICTED CASH

Short-term restricted cash in 2010 relates to the Company's proportionate share of cash held by a financial institution as a guarantee to secure a letter of credit issued to a third party supplier in respect of exploration services of the Yitzhak UJV.

Short-term restricted cash of $ 100 as of December 31, 2011 relates to deposits held by a financial institution as security in connection with a guarantee against the Company's credit facility and was released subsequent to balance sheet date.

Long-term restricted cash of $ 65 as of December 31, 2010 and 2011 relates to cash held by a financial institution as a guarantee for the Company's Israeli office and the land lease on the Eitan license.

Long-term restricted cash of $ 278 as of December 31, 2011 relates to deposits held by a financial institution as security in connection with the Company's credit card and a guarantee in favor of customs.

NOTE 6:-	ACCOUNTS RECEIVABLE

Accounts receivable are non-interest bearing and are generally on 30-90 days terms. The Company has no past due or impaired trade receivables as of December 31, 2011 and 2010.

ADIRA ENERGY LTD.

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS
U.S. dollars in thousands, except share and per share data

NOTE 7:-	OTHER RECEIVABLES AND PREPAID EXPENSES

	December 31,
	2011	2010
	U.S. dollars in thousands

Receivable from UJVs	$-	$5,723
Government authorities	220	283
Prepaid expenses	195	-
Other receivables	11	191

	$426	$6,197

NOTE 8:-	PROPERTY AND EQUIPMENT, NET

Composition and movement:

2011

		Office	Computer
	Drilling rig	furniture	and
	and related	and	peripheral
	equipment	equipment	equipment	Total
	U.S. dollars in thousands
Cost:

Balance at January 1, 2011	$389	$6	$32	$427

Purchases during the year	37	77	183	297

Balance at December 31, 2011	426	83	215	724

Accumulated depreciation:

Balance at January 1, 2011	9	-	3	12

Additions during the year:

Depreciation for the year *)	40	14	57	111

Provision for impairment **)	142	-	-	142

Balance at December 31, 2011	191	14	60	265

Depreciated cost at December 31, 2011	$235	$69	$155	$459

*)	Including depreciation of drilling rig and drilling equipment of $31 that was capitalized to exploration and evaluation assets.
**)	Following the Eitan license relinquishment in 2011 (See Note 9a), an impairment loss of $ 142 thousand was recognized in the Statement of Comprehensive Loss for 2011.

ADIRA ENERGY LTD.

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS
U.S. dollars in thousands, except share and per share data

NOTE 8:-	PROPERTY AND EQUIPMENT, NET (Cont.)

2010

		Office	Computer
	Drilling rig	furniture	and
	and related	and	peripheral
	equipment	equipment	equipment	Total
	U.S. dollars in thousands

Cost:

Balance at January 1, 2010	$-	$-	$-	$-

Purchases during the year	389	6	32	427

Balance at December 31, 2010	389	6	32	427

Accumulated depreciation:

Balance at January 1, 2010	-	-	-	-

Additions during the year:

Depreciation for the year	9	-	3	12

Balance at December 31, 2010	9	-	3	12

Depreciated cost at December 31, 2010	$380	$6	$29	$415

NOTE 9:	EXPLORATION AND EVALUATION ASSETS

The following is a description of activities in respect of the Company's licenses:

a.	Eitan:

The Eitan License comprises an area of approximately 31,060 acres in the Hula Valley in Northern Israel. The Eitan License was awarded in December 2008 for a term of three years which expired in December 2011. The Company had a 100% working interest in the license.

The Company commenced drilling its first new well ("Eitan 1") in January 2011. In accordance with the Company's accounting policy, the Company capitalized $ 935 to Exploration and Evaluation Assets during 2011.

ADIRA ENERGY LTD.

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS
U.S. dollars in thousands, except share and per share data

NOTE 9:	EXPLORATION AND EVALUATION ASSETS (Cont.)

Following a review and further analysis by the Company's geoscientists, in consultation with outside consultants, management concluded in November 2011 that commercial quantities of hydrocarbons were not present in the Eitan 1 well. In December 2011, the Company notified the Ministry of Energy and Water Resources of the State of Israel ("the Ministry") that it is relinquishing the license.

As a result of the above, the Company recorded a $ 1,226 non-cash impairment charge arising from the write-off of exploration and evaluation assets as well as inventory and equipment related to onshore drilling in the statement of comprehensive loss. In 2012, the Company decided to sell the remaining inventory and equipment.

The exploration expenses relating to the Eitan license that were not initially capitalized are as follows:

			267-day
	Year ended		period ended
	December 31,		December 31,
	2011	2010	2009
	U.S. dollars in thousands

Exploration expenses	$784	$568	$195

b.	Off-shore licenses:

	(1)	Gabriella:

The Gabriella License was awarded to the Company in July 2009 and covers 97,000 acres (392 sq. km.) and is located approximately 10 km offshore Israel between Netanya and Ashdod. The license was issued for an initial three year period and may be renewed upon fulfillment of certain conditions for a further four year period with a further renewal option of two years in case of a reserve discovery.

The Company has a 15% working interest in Gabriella. In addition, the Company is the operator of the Gabriella License and is entitled to an operating fee equal to 7.5% of all its expenditures.

ADIRA ENERGY LTD.

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS
U.S. dollars in thousands, except share and per share data

NOTE 9:	EXPLORATION AND EVALUATION ASSETS (Cont.)

In January 2010, Adira Energy Israel Ltd., signed an agreement with Modiin Energy Limited Partnership ("MELP") and Modiin Energy General Partners ("MEGP") (collectively "Modiin") to facilitate the full initial funding of the Gabriella License. Under the terms of the agreement, Modiin farmed in 70% of the rights of participation in the Gabriella License (the "Gabriella Project"). Brownstone Ventures Inc ("Brownstone") has a 15% participating interest in the Gabriella License. Brownstone's working interest is registered in the Company's name. Transfer of the beneficial ownership is subject to the approval of the Ministry. Until such time, these participating interests are held in trust by the Company. Modiin has agreed to fund its 70% share, as well as the Company's 15% share of the work program up to a total of $ 8,000 (i.e. $ 1,200).

In addition, Modiin will pay Adira: 1) a monthly management fee of $ 12.5 for a period of two years commencing February 1, 2010, 2) one half of the management fees MEGP receives from MELP (3.75% of 7.5% management fees) in respect to this license, for a period of 24 months, commencing February 1, 2010, after which the amount increases to 4.25%; and 3) a royalty of 2.25% from both MELP and MEGP each from any resources extracted until Modiin recovers its costs incurred, after which the royalty increases to 5.25% . Due to the uncertainty of receipt of these fees and royalties in the event of the termination of the exploration program, these fees and royalties are recorded as income upon receipt.

The Company has an option to purchase 15% of the Gabriella License from Modiin (or 21.43% of MELP's 70% interest) any time until the earlier of six months after a discovery or seven years from July 2009. The exercise price for this option is the actual costs incurred by Modiin on the 15% interest up until the exercise date.

Exploration activities of Gabriella since inception and during the year ended December 31, 2011 amounted to $ 8,089. The Company's 15% interest in the first $8 million of exploration expense has been carried by Modiin and is not included in the Company's accounts for the years ended December 31, 2011 and 2010.

The Company's proportionate share of the Gabriella license is as follows:

	December 31,
	2011	2010
	U.S. dollars in thousands

Cash and cash equivalents	$35	$-
Trade payables	(32)	-

	$3	$-

ADIRA ENERGY LTD.

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS
U.S. dollars in thousands, except share and per share data

NOTE 9:	EXPLORATION AND EVALUATION ASSETS (Cont.)

			267-day
	Year ended		period ended
	December 31,		December 31,
	2011	2010	2009
	U.S. dollars in thousands

Exploration expenses	$13	$-	$-

(2)	Yitzhak:

The Yitzhak license was awarded to the Company in October 2009 and covers 31,555 acres (127.7 sq.km) and is located approximately 17 km offshore Israel between Hadera and Netanya, directly to the North of and contiguous to Gabriella. The license was issued for an initial three year period and may be renewed upon fulfillment of certain conditions for a further four year period with a further renewal option of two years in case of a reserve discovery. In 2011, the Company had 85% working interest in this license. Brownstone has a 15% participating interest in the Yitzhak license. Brownstone's working interest is registered in the Company's name. Transfer of the Brownstone's working interest is subject to the approval of the Ministry (see Note 19). Until such time, these participating interests are held in trust by the Company. In addition, the Company is the operator of the Yitzhak License and is entitled to receive a 7.5% operating fee on all its expenditures.

In November 2011, an agreement was signed between Adira Israel and Ellomay LP ("Ellomay") for the transfer of rights in the Yitzhak license (the "Agreement") according to which Ellomay would receive 20% (out of 100%) non-specific participation rights in the Yitzhak License (the "Transferred Rights"), in consideration for reimbursement of the expenses paid by Adira until the date of execution of the Agreement in respect of the Transferred Rights plus interest of Libor + 1%. Therefore, following the closing in February 2012 (see Note 19), Ellomay will pay Adira approximately $ 390 in 2012.

In addition, on November 29, 2011 the Company entered into an agreement with AGR Petroleum Services Holding ("AGR"), whereby AGR would act as chief operator in the Yitzhak License, and would receive 5% (out of 100%) non-specific participation rights in the Yitzhak License. Adira Israel will act as a joint operator, in accordance with the provisions of the JOA agreement and/or a services agreement to be signed and/or another agreement to be signed between the parties. All the partners (Ellomay, Brownstone and Adira) undertook to bear their proportionate share in AGR's expenses (5%) from the date of execution of the Agreement until the date of approval of a development plan by the Petroleum Commissioner ("Coverage of Expenses"). From the date of approval of the work plan as aforesaid, AGR shall bear its expenses according to its proportionate share in the participation rights (5%). AGR's income from the production of gas and petroleum in accordance with its proportionate share in its participation rights in the license shall be used to repay the Coverage of Expenses plus interest of Libor + 1%.

ADIRA ENERGY LTD.

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS
U.S. dollars in thousands, except share and per share data

NOTE 9:	EXPLORATION AND EVALUATION ASSETS (Cont.)

Until reimbursement of all the expenses incurred by AGR and Ellomay in connection with the license, AGR and Ellomay shall pay Adira Israel overriding royalties at the rate of 3% of their full share in income deriving from petroleum and/or gas and/or other valuable materials actually produced and extracted from the license. After reimbursement of the expenses as aforesaid, AGR and Ellomay shall pay Adira Israel overriding royalties at the rate of 4.5% of their full share in rights in petroleum and/or gas and/or other valuable materials actually produced and extracted from the license. The transfer of the rights is subject, inter alia, to the approval of the Petroleum Commissioner (see Note 19), the last date for receipt of which under the Agreement is April 30, 2012, as well as the services agreement and the JOA agreement taking effect.

The Company's proportionate share of the Yitzhak license is as follows:

	December 31,
	2011	2010
	U.S. dollars in thousands

Cash and cash equivalents	$92	$-
Restricted cash	-	941
Prepaid expenses and other receivables	-	432
Trade payables	(225)	-

	$(133)	$1,373

			267-day
	Year ended		period ended
	December 31,		December 31,
	2011	2010	2009
	U.S. dollars in thousands

Exploration expenses	$433 $	883	$-

(3)	Samuel:

The Samuel license was issued in August 2010 and covers 88,708 acres (361 sq. km) approximately 17 km offshore Israel adjacent to the shoreline between Ashkelon and Palmachim. The license was issued to a consortium led by the Company (through the Company's subsidiaries, AOT and AGG). As of December 31, 2011 the Company has a working interest of 41.25% in this license. In accordance with the Joint Operating Agreement, AGG is the operator of the Samuel License and is entitled to receive a 7.5% operating fee on all its expenditures (see note 16c). AGG is also entitled to a 3% overriding royalty. The operator fee and ORRI are shared equally between Adira and Geo Global Resources Inc. ("GGR").

ADIRA ENERGY LTD.

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS
U.S. dollars in thousands, except share and per share data

NOTE 9:	EXPLORATION AND EVALUATION ASSETS (Cont.)

The Company's proportionate share of the Samuel license is as follows:

	December 31,
	2011	2010
	U.S. dollars in thousands

Cash and cash equivalents	$124	$2,406
Prepaid expenses and other receivables	16	-
Trade payables	(354)	-

	$(214)	$2,406

			267-day
	Year ended		period ended
	December 31,		December 31,
	2011	2010	2009
	U.S. dollars in thousands

Exploration expenses	$3,163	$17	$-

The Company has recognized exploration expenses for which it has not charged its license partners, in accordance with the terms and conditions set forth in the partnership agreements. These exploration expenses amounted to $ 366 and $ 17 for the years ended December 31, 2011 and 2010, respectively.

NOTE 10:-	TRADE PAYABLES

Trade payables are non-interest bearing and are normally settled on 60-day terms.

NOTE 11:-	OTHER ACCOUNTS PAYABLE AND ACCRUED LIABILITIES

	December 31,
	2011	2010
	U.S. dollars in thousands

Employees in respect of payroll	$80	$131
Accrued expenses	824	107
Other	35	42

	$939	$280

Accounts payable are non-interest bearing and have an average term of 30 days.

ADIRA ENERGY LTD.

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS
U.S. dollars in thousands, except share and per share data

NOTE 12:-	FINANCIAL INSTRUMENTS

The Company's activities expose it to various financial risks, such as market risks (foreign currency risk, consumer price index risk, interest risk and price risk), credit risk and liquidity risk. The Company's comprehensive risk management program focuses on actions to minimize potential adverse effects on the Company's financial performance.

a.	Credit risk:

Concentration of credit risk exists with respect to the Company's cash and cash equivalent balances and receivables. The Company's exposure is for cash held in bank accounts, including restricted deposits, in the amount of $ 8,537 and $ 9,692 as of December 31, 2011 and December 31, 2010, respectively, and on accounts and other receivables in the sum of $ 1,108 and $ 7,977 on December 31, 2011 and December 31, 2010, respectively.

The Company manages credit risk, in respect of cash and cash equivalents, and restricted cash, by holding them at major Canadian and Israeli financial institutions in accordance with the Company's investment policy. The Company places its temporary cash and cash equivalents with high credit quality financial institutions. The Company regularly monitors credit extended to customers and their general financial condition. The Company historically has not had significant past-due receivables.

b.	Liquidity risk:

Liquidity risk is the risk that the Company will encounter difficulty in obtaining funds to meet current obligations and future commitments. The Company's approach to managing liquidity risk is to forecast cash requirements to determine whether it will have sufficient funds to meet its current liabilities when due. The Company maintains sufficient working capital in order to meet short-term business requirements. As of December 31, 2011, the Company had cash and cash equivalents and restricted cash of $ 8,537, and accounts and other receivables of $ 1,108 against trade and other payables in the amount of $ 1,421.

As of December 31, 2010, the Company had cash and cash equivalents and restricted cash of $ 9,692 and accounts and other receivables of $ 7,977 against trade and other payables in the amount of $ 7,373.

c.	Market risk:

Market risk is the risk that the fair value or future cash flows of a financial instrument will fluctuate because of changes in market prices. Market risk is comprised of two types of risk: interest rate risk and foreign currency risk.

ADIRA ENERGY LTD.

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS
U.S. dollars in thousands, except share and per share data

NOTE 12:- FINANCIAL INSTRUMENTS (Cont.)

1.	Interest rate risk:

The Company is not exposed to significant interest rate risk due to the short-term maturity of its cash equivalents.

2.	Foreign currency risk:

The Company is exposed to financial risk related to the fluctuation of foreign exchange rates. The Company operates in Israel. Most of the Company's monetary assets are held in U.S. dollars and most of the Company's expenditures are made in U.S. dollars. However, the Company also has expenditures in new Israeli shekels ("NIS") and Canadian dollars. The Company has not hedged its exposure to currency fluctuations. An increase or decrease of 5% of the NIS relative to the U.S dollar would not have a significant effect on the Company.

	December 31
	2011	2010
	U.S. dollars in thousands
Profit (loss) from change:

5% increase in exchange rate US/CAN	67	14

5% decrease in exchange rate US/CAN	(67)	(14)

The Company recorded net financing expenses in respect of exchange rates of $ 109 during the year ended December 31, 2011.

ADIRA ENERGY LTD.

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS
U.S. dollars in thousands, except share and per share data

NOTE 13:- TAXES ON INCOME

a.	Tax rates applicable to the Company:

	1.	The corporate tax rate in Canada in 2011 is 16.5% (2010 - 18%), and the Ontario tax rate in 2011 is 11.75% (2010 - 13%).

	2.	The Israeli corporate tax rate was 26% in 2009, 25% in 2010 and 24% in 2011.

On December 5, 2011, the Israeli Parliament (the Knesset) passed the Law for Tax Burden Reform (Legislative Amendments), 2011 ("the Tax Burden Law") which, among others, cancels effective from 2012, the scheduled progressive reduction in the corporate tax rate. The Tax Burden Law also increases the corporate tax rate to 25% in 2012. In view of this increase in the corporate tax rate to 25% in 2012, the real capital gains tax rate and the real betterment tax rate were also increased accordingly.

3.

On April 12, 2010, the Minister of Finance appointed the Committee for Examination of the Fiscal Policy on Petroleum and Gas Resources in Israel (the "Sheshinski Committee"). The Committee was charged with examining the fiscal system prevailing in Israel with regard to petroleum and gas resources, and proposing an updated fiscal policy.

On January 3, 2011, the Sheshinski Committee submitted its final recommendations to the Minister of Finance. On January 23, 2011 the Government adopted the Sheshinski Committee's report and recommendations, and on March 30, 2011 the Knesset adopted the Petroleum Profits Taxation Law, 5771-2011 (the "Law"). The Law was published in the Official Gazette on April 10, 2011. The main recommendations of the Committee and provisions of the Law are as follows:

a)	Leaving the rate of royalties to the State unchanged (12.5%).
b)	Cancelling the depletion deduction.
c)	Imposing a petroleum and gas profits levy:

The levy will be calculated according to a proposed R-factor mechanism, according to the ratio between the net cumulative income from the project and the cumulative investments as defined in the Law. A minimum levy of 20% will be charged from the stage at which the R-factor ratio reaches 1.5, and when the ratio increases, the levy is progressively raised up to a maximum rate of 50%, when the ratio reaches 2.3. Further provisions were also set forth regarding the levy, including that the levy will be recognized as an expense for income tax calculation; the borders of the levy will not include export facilities; the levy will be calculated and imposed in respect of each reservoir separately (ring fencing); payment by a petroleum right holder which is calculated as a percentage of the petroleum extracted, the payment recipient will be liable for payment of a levy in accordance with the amount of the payment received thereby, which amount will be deducted from the levy amount for which the petroleum right holder is liable.

ADIRA ENERGY LTD.

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS
U.S. dollars in thousands, except share and per share data

NOTE 13:- TAXES ON INCOME (Cont.)

d)	Accelerated depreciation will be granted for the investments at the rate of 10%, with a possibility of electing depreciation up to the amount of the taxable income in that year.

e)

Taxation of a petroleum partnership - the Law sets forth provisions regarding the manner of calculation and reporting of the profits of the partners in partnerships engaging in oil exploration, including the manner of calculation and payment of the tax arising from such profits.

f)	The following transition provisions were set forth:

i)        A petroleum venture in respect of which the date of commencement of commercial production occurs before the commencement date, the provisions of this Law shall apply with the following modifications:

-

If such venture is subject to a levy payment duty in the tax year in which the date of commencement occurs, the levy rate in that tax year shall be one half the rate of the levy which would have been imposed on the petroleum profits but for the provisions of this paragraph, and no more than 10%.

-	If the levy coefficient in the tax year in which the commencement date occurs exceeds 1.5, rules are determined for the manner of calculation of the levy coefficient in each subsequent tax year.
-

The levy rate imposed on the petroleum profits of the venture in each of the tax years 2012 to 2015 will be equal to one half the levy rate which would have been imposed on the petroleum profits as aforesaid, but for the provisions of this paragraph.

ii)

A venture in respect of which the date of commencement of commercial production occurs in the period from the date of commencement until January 1, 2014, shall be subject, inter alia to the following provisions:

-	The minimal levy coefficient shall be 2 instead of 1.5, and the maximum - 2.8 instead of 2.3.

-	The depreciation rate for an asset acquired in the years 2011 to 2013 shall be 15% instead of 10%.

ADIRA ENERGY LTD.

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS
U.S. dollars in thousands, except share and per share data

NOTE 13:- TAXES ON INCOME (Cont.)

g)

An Amendment to the Income Tax Regulations (Deductions from the Income of Petroleum Rights Holders) (Amendment), 5771-2011, cancelled the recognition as a current expense of development expenses in respect of reservoirs, commercial production from which shall commence after January 1, 2014, and they shall be subject to the depreciation rules set forth in the Law. It is stated that the depletion deduction was canceled in the Amendment to the Income Tax Regulations (Deductions from the Income of Petroleum Rights Holders) (Amendment), 5771-2011, effective May 1, 2011. The provisions regarding the imposition of the petroleum and gas profits levy are effective from April 10, 2011, and the provision regarding the taxation of a petroleum partnership (Section above) is effective from the tax year 2011. The cancellation of the gradual reduction in the corporate tax rate, as described in a(2) above, will decrease the levy per the Petroleum Taxation law from 2016 and threafter to a maximum rate of 45.52% from the Company's oil and gas revenue.

At this time, the expected implications of the Law on the Company's business cannot be fully estimated. However, it may already be estimated that the implementation of the Law could significantly increase the tax burden and adversely affect the Company's business and activity, as compared with the situation before the Law took effect.

b.	Tax assessments:

The Company's and its subsidiaries have not yet received final tax assessments since their incorporation.

c.	Carryforward losses for tax purposes and other temporary differences:

As of December 31, 2011, carryforward losses in Canada are approximately $ 3,664 expiring through 2031. As of December 31, 2011, carryforward losses in Israel are approximately $ 8,237 and may be carried forward indefinitely.

Deferred tax assets relating to carryforward operating losses and other temporary differences of approximately $ 3,231 were not recognized because their utilization in the foreseeable future is not probable.

ADIRA ENERGY LTD.

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS
U.S. dollars in thousands, except share and per share data

NOTE 13:- TAXES ON INCOME (Cont.)

d.	Taxes on income included in the statements of comprehensive loss:

			267-day
	Year ended		period ended
	December 31,		December 31,
	2011	2010	2009
	U.S. dollars in thousands

Current taxes	$13	$15	$1
Taxes in respect of prior years	20	-	-

	$33	$15	$1

e.	Theoretical tax:

A reconciliation between the tax expense, assuming that all the income and expenses, gains and losses in the statement of comprehensive loss were taxed at the statutory tax rate and the taxes on income recorded in the statement of comprehensive loss is as follows:

			267-day
	Year ended		period ended
	December 31,		December 31,
	2011	2010	2009
	U.S. dollars in thousands

Loss before income taxes	$(10,018)	$(2,989)	$(6,721)

Statutory tax rate	28.25%	31%	33%

Tax benefit computed at the statutory tax rate	$(2,830)	$(927)	$(2,218)

Increase in taxes on income resulting from the following factors:
Taxes in respect of prior years	20	-	-
Increase in tax due to tax rate differences in Israel	240	37	130
Non-deductible expenses	224	328	1,888
Non-recognition of tax benefit in respect of losses	2,379	577	201

Taxes on income	$33	$15	$1

ADIRA ENERGY LTD.

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS
U.S. dollars in thousands, except share and per share data

NOTE 14:- SHARE CAPITAL

a.	Authorized:

Unlimited number of Common shares without nominal or par value.

b.	Issued and outstanding Common shares:

(i)

Adira issued 16,640,000 common shares upon incorporation to directors of the Company for services performed prior to incorporation. An expense equal to the estimated fair value of the shares issued (CAD $ 0.05 per share) totaling $ 486 was charged to consulting fees. The shares were valued at their fair value based on the price that arm's length individuals subscribed to near the same date.

(ii) In April 2009, Adira issued 14,560,000 common shares at CAD $ 0.05 per share for proceeds of $ 425.

(iii)

Pursuant to the share exchange agreement (see Note 1c), the 22,500,000 shares of Adira were split into an aggregate of 31,200,000 shares. All shares options, warrants and per share amounts in these financial statements have been restated to reflect the share split.

(iv)

In August 2009, Adira issued 7,600,000 units at $ 0.25 per unit for gross proceeds of $ 1,900. AMG issued 400,000 of the units at $ 0.25 per unit for gross proceeds of $ 100 subsequent to the completion of the share exchange agreement. Each unit consisted of one common share of Adira/AMG and one-half of one common share purchase warrant. Each warrant entitles the holder to purchase one common share of Adira/AMG at a price of $0.50 per common share for a period of two years. In connection with the private placement, Adira issued 240,001 common shares as a finder's fee at a deemed cost of $ 0.25 per share for a total deemed cost of $ 60 and 500,770 warrants to agents as finders' fees valued at $ 100. The warrants were exercisable at $ 0.25 per common share and expired on August 31, 2011. The fair value of these agent's warrants was $ 100 calculated using the Black-Scholes option pricing model. An additional $ 229 of share issuance costs were incurred.

(v)

On November 22, 2010, the Company completed a private placement of 27,500,000 subscription receipts ("Receipts") for gross proceeds of $ 11,000 (issuance expenses of $ 923). On December 3, 2010, the Receipts were converted into 27,500,000 Common shares at $ 0.40 per share and 13,750,000 Common share purchase warrants ("Warrants") with an exercise price of $ 0.55 and a term of three years. In addition, 1,307,375 broker warrants were issued with an exercise price of $ 0.40.

On December 2, 2010, the Common shares of the Company commenced trading on the TSX Venture Exchange (the "TSX-V") under the trading symbol "ADL". 28,233,745 Common shares, 2,848,000 options and 118,200 warrants are subject to TSX-V Escrow requirements.

ADIRA ENERGY LTD.

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS
U.S. dollars in thousands, except share and per share data

NOTE 14:- SHARE CAPITAL (Cont.)

(vi)	On February 16, 2011, the Company issued 10,483,871 common shares at CAD $ 0.62 per share for net proceeds of $ 6,152.

c.	Stock Option Plan:

Under the Company's August 31, 2009 Stock Option Plan ("the Incentive Stock Option Plan"), options may be granted to employees, officers, consultants, service providers and directors of the Company or its subsidiaries.

Stock options may be issued up to 10% of the Company's outstanding Common shares at a term and an exercise price to be determined by the Company's Board of Directors. The maximum term of the options is ten years from the date of grant.

As of December 31, 2011, an aggregate of 792,627 of the Company's options were still available for future grant.

The Company typically grants stock options with vesting periods of between two to four years, generally with the exercise price at the closing price of the stock on the date of the grant and an expiration date of five years from the date of grant.

A summary of the stock option plan and changes during the years ended December 31, 2011 and 2010 were as follows:

	Number of	Weighted
	options	average
	outstanding	exercise price

Options granted	3,984,000	0.25

Balance, December 31, 2009	3,984,000	0.25
Options granted	2,745,000	0.60
Options forfeited	(1,070,000)	0.43

Balance, December 31, 2010	5,659,000	0.39
Options granted	5,706,218	*) 0.62
Options exercised	(527,811)	0.25
Options forfeited	(1,453,189)	*) 0.49

Balance, December 31, 2011	9,384,218	0.52

(*)	The exercise price of all options granted in 2011 is denominated in Canadian Dollars and was translated to USD in the table above using the exchange rate as of December 31, 2011.

ADIRA ENERGY LTD.

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS
U.S. dollars in thousands, except share and per share data

NOTE 14:- SHARE CAPITAL (Cont.)

The following tables summarize information about stock options outstanding and exercisable as of:

December 31, 2011:

						Average
				Number of	Number of	remaining
		Grant date	Exercise	options	options	contractual
Grant date	Expiry date	fair value	price *)	outstanding	exercisable	life

August 31, 2009	August 20, 2014	$ 0.29	$ 0.25	1,833,000	1,523,565	2.64
September 23, 2009	September 23, 2014	$ 0.22	$ 0.25	400,000	400,000	2.73
January 28, 2010	January 27, 2015	$ 0.55	$ 0.60	970,000	799,896	3.08
July 22, 2010	July 21, 2015	$ 0.25	$ 0.60	925,000	693,750	3.56
January 11, 2011	January 10, 2016	$ 0.65	$ 0.81	1,250,000	156,250	4.03
March 18, 2011	March 17, 2016	$ 0.58	$ 0.73	300,000	212,500	4.21
May 3, 2011	May 2, 2016	$ 0.51	$ 0.61	455,000	56,875	4.34
June 1, 2011	May 31, 2016	$ 0.42	$ 0.51	2,276,218	284,527	4.42
June 27, 2011	June 26, 2016	$ 0.41	$ 0.51	100,000	12,500	4.49
September 8, 2011	September 7, 2016	$ 0.40	$ 0.51	250,000	-	4.69
December 1, 2011	November 30,2016	$ 0.29	$ 0.51	625,000	-	4.92

				9,384,218	4,139,863

(*)	The exercise price of all options granted in 2011 is denominated in Canadian Dollars and was translated to USD in the table above using the exchange rate as of December 31, 2011.

Stock options granted are expensed as share-based payments. The Company uses the Black-Scholes option pricing model to value stock options granted.

The fair value of options granted is amortized over their vesting period and estimated at the date of grant with the following assumptions:

	2011	2010

Dividend yield	0%	0%
Expected volatility	112%-115%	113%-175%
Risk-free interest	1.3%-2.6%	1.7%-2.4%
Forfeiture rate	0%-5%	0%
Expected life	5	5

Expected volatility is based on historical volatility of comparable companies, as the Company does not have sufficient history to determine the expected volatility of its shares. The expected term of options granted represents the period of time that options granted are expected to be outstanding. The risk free interest rate is based on the yield of Canadian Treasury bonds with equivalent terms. The dividend yield is based on the Company's historical and future expectation of dividends payouts. The Company has not paid cash dividends historically and has no plans to pay cash dividends in the foreseeable future.

ADIRA ENERGY LTD.

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS
U.S. dollars in thousands, except share and per share data

NOTE 14:- SHARE CAPITAL (Cont.)

d.	Share purchase warrants:

The Company has share purchase warrants outstanding entitling the holders to acquire Common shares as follows:

		Weighted
	Number of	average
	warrants	exercise price

Warrants issued	4,500,770	$0.47

Balance as of December 31, 2009	4,500,770	$0.47
Warrants issued	15,057,375	$0.54

Balance as of December 31, 2010	19,558,145	$0.52
Warrants Exercised	(616,770)	$0.30
Warrants Expired	(3,884,000)	$0.50

Balance as of December 31, 2011	15,057,375	$0.54

The following tables summarized information applicable to warrants and broker warrants outstanding as of December 31, 2011:

		Grant date	Exercise	Number of
Issue date	Expiry date	fair value	Price	warrants

December 3, 2010	December 3, 2013	$0.34	$0.55	13,750,000
December 3, 2010	December 3, 2013	$0.35	$0.40	1,307,375

				15,057,375

e.	Capital management in the Company:

The Company is in the early stage of gas and petroleum exploration. The Company has negative cash flows from current operations. The Company's primary source of funds comes from the issuance of share capital. The Company does not use other sources of financing that require fixed payments of interest and principal and is not subject to any externally imposed capital requirements.

The Company defines its capital as share capital. To effectively manage the Company's capital requirements, the Company has a planning and budgeting process in place. The Company supervises the actual expenditure against the budget to manage its costs and commitments.

ADIRA ENERGY LTD.

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS
U.S. dollars in thousands, except share and per share data

NOTE 14:- SHARE CAPITAL (Cont.)

The Company's capital management objective is to maximize investment returns for shareholders within the context of relevant opportunities and risks associated with the Company's operating segment. Achieving this objective requires management to consider the underlying nature of exploration activities, availability of capital, the cost of various capital alternatives and other factors. Establishing and adjusting capital requirements is a continuous administrative process.

Although the Company has been successful at raising funds in the past through the issuance of share capital, it is uncertain whether it will continue to raise this financing due to uncertain economic conditions.

NOTE 15:- RELATED PARTY BALANCES AND TRANSACTION

a.

For the year ended December 31, 2011, the Company recognized $ 906 for advisory fees and operating expenses to private companies controlled by the directors or by officers of the Company (2010 - $ 574).

These transactions are in the ordinary course of business and are measured at the amount of consideration set and agreed by the related parties.

b.	Compensation to directors and key management personnel:

The CEO, CFO, COO, V.P. Business Development, Head Geologist, V.P. Contracts and Regulation, and the directors are considered key management personnel.

			267-day
	Year ended		period ended
	December 31,		December 31,
	2011	2010	2009
	U.S. dollars in thousands

Short-term employee benefits	$911	$481	$61
Share based compensation	850	595	250

	$1,761	$1,076	$311

Number of people	7	5	4

ADIRA ENERGY LTD.

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS
U.S. dollars in thousands, except share and per share data

NOTE 15:- RELATED PARTY BALANCES AND TRANSACTION (Cont.)

Benefits in respect of key management persons (including directors) who are not employed by the Company:

			267-day
	Year ended		period ended
	December 31,		December 31,
	2011	2010	2009
	U.S. dollars in thousands

Share based compensation	$206	$243	$55

Number of people	5	3	1

NOTE 16:- COMMITMENTS AND CONTINGENCIES

a.	Leases:

The Company has agreements for the lease of the offices in Toronto, Canada and Ramat- Gan, Israel for periods through 2014. Future minimum lease payments under non- cancelable operating leases are as follows:

	Year ended
	December 31,
	2011	2010
	U.S. dollars in thousands

Within one year	$171	$147
After one year but not more than five years	168	351

	$339	$498

b.	Licenses:

The Company has commitments to the Ministry to complete the work programs on all of the Company's licenses. Based on the current commitments, the Company is required to spud at least one well on the Samuel license by October 1, 2012 and on the Gabriella and Yitzhak licenses by December 1, 2012. The validity of the petroleum licenses of the Company are conditional upon fulfillment of certain obligations on dates set in the conditions of the petroleum assets. In the event of non-fulfillment of the conditions, the petroleum rights are subject to cancellation. As of December 31, 2011 the Company believes that it complies with the conditions and obligations above.

ADIRA ENERGY LTD.

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS
U.S. dollars in thousands, except share and per share data

NOTE 16:- COMMITMENTS AND CONTINGENCIES (Cont.)

c.	Joint venture commitments:

The JOA's of each of the joint ventures in which the Company has a participating interest require that the Company commit to fund its proportionate share of the approved budget and work programs.

As of the date of these financial statements, the Company's funding commitment for 2012 to the Offshore Licenses amounts to approximately $ 6,004.

d.	Geoglobal Resources Inc.:

In August 2010, the Company signed a definitive co-operation agreement with Geo Global Resources Inc., and its wholly-owned subsidiary, Geo Global Resources (India) Inc. (collectively "GGR") confirming the terms whereby GGR has agreed to assign an option it has to acquire up to a 5% participating interest in each of two deep water licenses offshore Israel known as Petroleum License No's 347 "Myra" and 348 "Sara", to the Company ("the S&M Option"). The Sara and Myra Licenses are each subject to joint operating agreements ("JOA") among the holders of the participating interests in the respective licenses, which joint operating agreements govern the operations with respect to the exploration work on the licenses and the change of any interest holders in these licenses.

On October 28, 2010, by notice to the other joint holders of interests under the JOA's (the "S&M Consortium"), and with the consent of the Company, GGR gave notice of its intent to exercise the S&M Option pursuant to the terms of the JOA's but has to date not formally exercised the S&M Option nor have funds been paid on behalf of any party for such exercise.

GGR has agreed to hold the S&M Option in the S&M Licenses (and all rights pursuant thereto) in trust for the Company (the "Beneficiary S&M Interest").

As a condition to the Company obtaining title to the Beneficiary S&M Interest, the Company will (i) be required to become a signatory to the joint operating agreements; and (ii) obtain the approval of the Petroleum Commissioner in the Ministry. Upon obtaining the Company's interest and receipt of the approvals, the Company will be required to pay $1,200 in one lump sum payment to certain parties of the joint operating agreements. Additionally, GGR granted to the partners in Sara and Myra an option to purchase up to 12.5% of the participation rights in the Samuel License not later than the sending of a processed three-dimensional seismic survey including analysis of the information relating to the Samuel License (the "First Option"). Subject to the exercise of the First Option, GGR granted to the partners in Sara and Myra an additional option to purchase an additional 7.5% until commencement of the first drilling in the area of the Samuel License.

ADIRA ENERGY LTD.

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS
U.S. dollars in thousands, except share and per share data

NOTE 16:- COMMITMENTS AND CONTINGENCIES (Cont.)

Under the cooperation agreement signed between the Company and GRR, the parties agreed that upon receipt of the approval of the partners in the Myra and Sara licenses to transfer the option in Myra and Sara to the Company and registration of the Company as the owner of the rights under the option, the following provision will apply in relation to the Samuel License: (a) in the event the partners in Sara and Myra would be interested in exercising the options in Samuel, the rate of the holdings of the Company and GRR in the Samuel License would be diluted proportionately to their holdings, (b) GGR and the Company would act to increase the level of the participation rights of GGR in the Samuel License by 3%, with appropriate dilution of the level of participation rights of Adira Oil Technologies Ltd, such that the rate of the holdings in the Samuel License would be: GGR - 45%; Adira - 38.25%; Brownstone - 6.75%; Pinetree - 10%.

Additionally, the Company will be expected to pay its pro rata share of expenditures, pursuant to the joint operating agreements. The S&M Interest is dependent upon a number of circumstances beyond the control of the Company and there is no assurance that the Company will be able to take title of this asset.

On December 6, 2011, Modiin Energy Limited Partnership and ILDC Energy Ltd. (the Sara and Myra consortium company) each reported separately that the option granted to GGR in the Sara and Myra licenses expired since GGR did not meet the conditions of the option. On December 8, 2011, GGR reported that the Sara and Myra option expired due to failure of the Company to meet the conditions of the option. On December 8, 2011, the Company notified GGR that it believes the option is valid and exercisable.

e.	Legislative limitations:

1.	The Petroleum Law, 5712-1952 and regulations enacted by virtue thereof:

Petroleum and gas exploration and production in Israel are regulated mainly by the Petroleum Law and the regulations enacted by virtue thereof and by the Natural Gas Sector Law, 5762-2002. The Petroleum Law includes stringent conditions for the submission of applications for receipt of petroleum assets and transfer of rights in petroleum assets in accordance with the Petroleum Law.

2.	The Natural Gas Sector Law, 5762-2002

The purpose of the Natural Gas Sector Law is to create conditions for the development of the natural gas sector and carrying out of competition therein and regulating the activity in the natural gas sector. The law, and the regulations enacted thereunder, prescribe provisions regarding storage, transmission, distribution and marketing of natural gas in Israel, including the construction and operation of a transmission system, a distribution network, a Liquid Natural Gas (LNG) facility, and a natural gas storage facility in Israel which require the receipt of a license from the Minister of Energy and Water Resources.

ADIRA ENERGY LTD.

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS
U.S. dollars in thousands, except share and per share data

NOTE 16:- COMMITMENTS AND CONTINGENCIES (Cont.)

3.

At the beginning of 2011, the Ministry of Environmental Protection published directives for the protection of the environment regarding new and existing gas and petroleum drillings (for all stages, including trial, development, production) in order to prevent land, unsaturated zone and water source contamination.

NOTE 17:- REVENUES AND OTHER INCOME

a.

The Company operates in one segment, the oil and gas business and conducts its operations in Israel with its head office in Canada. Details of the Company's revenues and other income (all of which are derived from Israel) are as follows:

			267-day
	Year ended		period ended
	December 31,		December 31,
	2011	2010	2009
	U.S. dollars in thousands

Consulting	$771	$810	$-
Operator fees	312	455	-
Income from farm-out (See Note 9b(1))	240	330	-
Other income	-	112	-

	$1,323	$1,707	$-

b.

Revenues from major customers (UJVs), each one of which exceeds 10% of the consolidated revenues, as of the years ended December 31, 2011 and 2010 and for the 267 day period ended December 31, 2009, are as follows:

			267-day
	Year ended		period ended
	December 31		December 31,
	2011	2010	2009
	U.S. dollars in thousands

Customer A	$591	$1,121	$-
Customer B	449	-	-
Customer C	150	-	-

	$1,190	$1,121	$-

ADIRA ENERGY LTD.

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS
U.S. dollars in thousands, except share and per share data

NOTE 18:- GENERAL AND ADMINISTRATIVE EXPENSES

			267-day
	Year ended		period ended
	December 31		December 31,
	2011	2010	2009
	U.S. dollars in thousands

Payroll and related payments	$761	$503	$21
Share-based compensation	1,023	1,277	937
Professional fees	2,068	1,034	552
Rent and office expenses	411	140	23
Depreciation	80	12	-
Travel	529	184	99
Insurance	97	3	7
Others	321	53	-

	$5,290	$3,206	$1,639

NOTE 19:- SUBSEQUENT EVENTS

a.

On January 9, 2012, the Petroleum Commissioner approved the changes to the working interest ownership in the Yitzhak license as per Note 9 (b) (2), such that working interests in this license, following the closing in February 2012, are as follows: Adira 60%, Ellomay 20%, Brownstone 15% and AGR 5%.

b.

In February 2012, the Company appointed a new CEO. The outgoing CEO became a Strategic Consultant. The agreement with the Company's former CEO, was terminated and the Company signed a new consulting agreement, for the provision of strategic consultancy services to the Company. In accordance with the new agreement, one half of the options that were previously granted to the former CEO (i.e. 1,138,109 options) will be cancelled. The remaining options will continue to vest in accordance with the original terms of the option agreement even in the event of the termination of the new agreement prior to May 31, 2013.

c.	On February 23, 2012, the Company received an approval from the Petroleum Commissioner of Israel to update the expiration of the Gabriella and Yitzhak licenses to February 28, 2013.

d.

In March 2012, the Company granted 2,000,000 options to its new CEO. The options vest equally over four years and have an exercise price of CAD $ 0.25. The total fair value of the options at the date of grant amounted to approximately $ 408.

- - - - - - - -

ITEM 19           EXHIBITS

The following exhibits are included in this Form 20-F:

Exhibit
Number	Description

1.1	Articles of Conversion (1)

1.2	Articles of Continuance (1)

1.3	By-Laws (1)

1.4	Certificate and Articles of Amendment (3)

4.1	Securities Exchange Agreement among the Company, Adira Energy, Alan Friedman, Dennis Bennie and Ilan Diamond.(2)

4.2	Form of Securities Exchange Agreement among the Company, Adira Energy and the Minority Shareholders of Adira Energy.(2)

4.3	2009 Stock Option Plan (2)

4.4	Agency Agreement between Adira Energy and DS Apex Mergers & Acquisitions Ltd dated November 22, 2010 (4)

4.5	Nominee Agreement with BRM Group Ltd (4)

8.1	List of Subsidiaries (5)

12.1	Certificate of Principal Executive Officer pursuant to Section 302 of the Sarbanes-Oxley Act of 2002 (5)

12.2	Certificate of Chief Financial Officer pursuant to Section 302 of the Sarbanes-Oxley Act of 2002 (5)

13.1	Certificate of Principal Executive Officer pursuant to Section 906 of the Sarbanes-Oxley Act of 2002 (5)

13.2	Certificate of Chief Financial Officer pursuant to Section 906 of the Sarbanes-Oxley Act of 2002 (5)

(1)	Incorporated by reference from our current report on Form 8-K filed with the SEC on December 2, 2008.
(2)	Incorporated by reference from our Form 20-F shell company report filed with the SEC on September 4, 2009.
(3)	Incorporated by reference from our Form 20-F report filed with the SEC on January 22, 2010.
(4)	Incorporated by reference from our Form 20-F report filed with the SEC on February 3, 2011.
(5)	Filed as an exhibit hereto.

SIGNATURES

The Registrant hereby certifies that it meets all of the requirements for filing on Form 20-F and that it has duly caused and authorized the undersigned to sign this Form 20-F on its behalf.

ADIRA ENERGY LTD.

Per:	/s/ Jeffrey Walter
Name:	Jeffrey Walter
Title:	Chief Executive Officer

Date: April 26, 2012