Form 20-F
period 2012-12-31
Adira Energy Ltd.
filed 2013-04-30
CIK 1109504

UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

FORM 20-F

[   ]  REGISTRATION STATEMENT PURSUANT TO SECTION 12(b) or 12(g) OF THE SECURITIES EXCHANGE ACT OF 1934

OR

[X]  ANNUAL REPORT PURSUANT TO SECTION 13 OR 15(d) OF THE SECURITIES EXCHANGE ACT OF 1934

For the fiscal year ended December 31, 2012

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

Number of outstanding shares of the Company’s only class of capital or common stock as at December 31, 2012 was
180,781,093 common shares.

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
Yes [   ]           No [   ]

Indicate by check mark whether the Registrant is a large accelerated filer, an accelerated filer, or a non-accelerated filer. See definition of “accelerated filer and large accelerated filer” in Rule 12b-2 of the Exchange Act. (check one):

Large accelerated filer [   ]                          Accelerated filer [   ]               Non-accelerated filer [X]

Indicate by check mark which basis of accounting the Registrant has used to prepare the financial statements included in this filing:

International Financial Reporting Standards as issued
U.S.	by the International Accounting Standards Board
GAAP [ ]	[X]	Other [ ]

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
YES [   ]           NO [   ]

TABLE OF CONTENTS

GENERAL				- 1 -

PART I				- 2 -

	ITEM 1 - IDENTITY OF DIRECTORS, SENIOR MANAGEMENT AND ADVISERS			- 2 -
	ITEM 2 - OFFER STATISTICS AND EXPECTED TIMETABLE			- 2 -
	ITEM 3 - KEY INFORMATION			- 2 -
		A.	Selected Financial Data	- 2 -
		B.	Capitalization and Indebtedness	- 6 -
		C.	Reasons for the Offer and Use of Proceeds	- 6 -
		D.	Risk Factors	- 6 -
	ITEM 4		INFORMATION ON THE COMPANY	- 19 -
		A.	History and Development of the Company	- 19 -
		B.	Business Overview	- 20 -
		C.	Organizational Structure	- 27 -
		D.	Property, Plant and Equipment	- 28 -
	ITEM 5		OPERATING AND FINANCIAL REVIEW AND PROSPECTS	- 29 -
		A.	Operating Results	- 29 -
		B.	Liquidity and Capital Resources	- 33 -
		C.	Research and Development, Patents and Licences	- 37 -
		D.	Trend Information	- 37 -
		E.	Off-Balance Sheet Arrangements	- 37 -
		F.	Tabular Disclosure of Contractual Obligations	- 38 -
		G.	Safe Harbor	- 38 -
	ITEM 6		DIRECTORS, SENIOR MANAGEMENT AND EMPLOYEES	- 38 -
		A.	Directors and Senior Management	- 38 -
		B.	Compensation	- 46 -
		C.	Board Practices	- 53 -
		D.	Employees	- 55 -
		E.	Share Ownership	- 56 -
	ITEM 7		MAJOR SHAREHOLDER AND RELATED PARTY TRANSACTIONS	- 61 -
		A.	Major Shareholders	- 61 -
		B.	Related Party Transactions	- 62 -
		C.	Interests of Experts and Counsel	- 63 -
	ITEM 8		FINANCIAL INFORMATION	- 63 -
		A.	Consolidated Statements and Other Financial Information	- 63 -
		B.	Significant Changes	- 63 -
	ITEM 9		THE OFFER AND LISTING	- 63 -
		A.	Offer and Listing Details – Price History	- 63 -
		B.	Plan of Distribution	- 65 -
		C.	Markets	- 65 -
		D.	Selling Shareholders	- 65 -

		E.	Dilution	- 66 -
		F.	Expenses of the Issue	- 66 -
	ITEM 10		ADDITIONAL INFORMATION	- 66 -
		A.	Share Capital	- 66 -
		B.	Memorandum and Articles of Incorporation	- 66 -
		C.	Material Contracts	- 66 -
		D.	Exchange Controls	- 66 -
		E.	Taxation	- 68 -
		F.	Dividends and Paying Agents	- 75 -
		G.	Statement by Experts	- 75 -
		H.	Documents on Display	- 75 -
		I.	Subsidiary Information	- 75 -
	ITEM 11		QUANTITATIVE AND QUALITATIVE DISCLOSURES ABOUT MARKET RISK	- 75 -
		A.	Transaction Risk and Currency Risk Management	- 75 -
		B.	Interest Rate Risk and Equity Price Risk	- 75 -
		C.	Exchange Rate Sensitivity	- 75 -
		D.	Commodity Price Risk	- 76 -
	ITEM 12		DESCRIPTION OF SECURITIES OTHER THAN EQUITY SECURITIES	- 76 -

Part II				- 76 -

	ITEM 13		DEFAULTS, DIVIDEND ARREARAGES AND DELINQUENCIES	- 76 -
	ITEM 14		MATERIAL MODIFICATIONS TO THE RIGHTS OF SECURITY HOLDERS AND USE OF PROCEEDS	- 76 -
	ITEM 15		CONTROLS AND PROCEDURES	- 76 -
	ITEM 16A		AUDIT COMMITTEE FINANCIAL EXPERTS	- 77 -
	ITEM 16B		CODE OF ETHICS	- 77 -
	ITEM 16C		PRINCIPAL ACCOUNTANT FEES AND SERVICES	- 78 -
	ITEM 16D		EXEMPTIONS FROM THE LISTING STANDARDS FOR AUDIT COMMITTEES	- 78 -
	ITEM 16E		PURCHASE OF EQUITY SECURITIES BY THE ISSUER AND AFFILIATED PURCHASERS	- 78 -
	ITEM 16F		CHANGES TO REGISTRANT’S CERTIFYING ACCOUNTANT	- 78 -
	ITEM 16G		CORPORATE GOVERNANCE	- 79 -
	ITEM 16H		MINE SAFETY DISCLOSURE	- 79 -

PART III				- 79 -

	ITEM 17		FINANCIAL STATEMENTS	- 79 -
	ITEM 18		FINANCIAL STATEMENTS	- 79 -
	ITEM 19		EXHIBITS	- 133 -

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

Except as noted, the information set forth in this Form 20-F is as of December 31, 2012 and all information included in this document should only be considered correct as of such date.

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

In particular, without limiting the generality of the foregoing disclosure, the statements contained in Item 4.B. – “Business Overview”, Item 5 – “Operating and Financial Review and Prospects” and Item 11 – “Quantitative and Qualitative Disclosures About Market Risk” are inherently subject to a variety of risks and uncertainties that could cause actual results, performance or achievements to differ significantly.

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

Adira Energy’s predecessor is Adira Israel, which was incorporated in Israel on October 26, 2008. In order to facilitate tax planning, all of the issued and outstanding shares of Adira Israel were registered in the name of Adira Africa Corp. (“Adira Africa”), a privately-owned Canadian corporation, as a trustee for and on behalf of a corporation to be incorporated in Ontario – namely, Adira Energy, which was subsequently incorporated on April 8, 2009 – pursuant to a Declaration of Trust dated November 16, 2008 (the “Declaration of Trust”). In December 2008, upon application to Ministry of Energy and Water Resources (formerly the Ministry of National Infrastructures) of the State of Israel (the “Ministry” or “MNI”), Adira Israel obtained Eitan License No. 356, covering 31,060 acres (125.7 square kilometers) in the Hula Valley in Northern Israel (the “Eitan License”), for no consideration other than the payment of a nominal stamp duty in the amount of $3,544. Upon the incorporation of Adira Energy on April 8, 2009, Adira Africa transferred the shares of Adira Israel to Adira Energy for no consideration, as contemplated by the Declaration of Trust.

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

As disclosed elsewhere in this annual report, we have now plugged and abandoned the first well that we drilled on the Eitan License (the “Eitan #1 Well”), and we have surrendered the Eitan License in accordance with the Israeli Petroleum Law (as defined below). However, we continue to hold interests in certain other oil and gas licenses located offshore Israel.

The selected historical information presented in the table below for the years ended December 31, 2012 and 2011 are derived from the audited consolidated financial statements of Adira for such period, and have been prepared in accordance with IFRS as issued by the IASB. The selected historical financial information presented in the table below for the 267-day period ended December 31, 2009 comprises the operating data of Adira Energy and its subsidiary companies from April 8, 2009 (date of incorporation of Adira Energy) and that of Adira (formerly AMG Oil Ltd) from September 1, 2009, and have also been prepared in accordance with IFRS as issued by the IASB. The selected financial information presented below should be read in conjunction with the audited consolidated financial statements and the notes thereto of Adira Group, and with the information appearing under each of Item 4 – “Information on the Company” and Item 5 – “Operating and Financial Review and Prospects” of this Form 20-F. All financial data presented in this Form 20-F are qualified in their entirety by reference to the consolidated financial statements and their notes.

U.S. dollars in thousands, except share and per share data

	Year Ended December 31,
	2012	2011	2010	2009
	($ thousands)
Balance Sheet Data
Cash and cash equivalents	2,394	8,094	8,686	2,044
Total Assets	15,340	10,247	18,610	2,437
Total Liabilities	10,330	1,421	7,373	227
Total Shareholders’ Equity	5,010	8,826	11,237	2,437

	Year ended December 31			267-day period
				ended
				December 31
	2012	2011	2010	2009
	$	$	$	$
Operating Data
Revenues and other income	1,889	1,323	1,707	-

Expenses:
Exploration expenses	1,026	5,018	1,624	195
General and administrative expenses	5,304	5,031	3,067	1,639
Impairment charge	7,810	1,226	-	-

Total expenses	14,140	11,275	4,691	1,834

Operating loss	(12,251)	(9,952)	(2,984)	(1,834)

Financing income	2,480	43	-	15
Financing expense	(745)	(109)	(5)	-
Issuance expenses	-	-	-	(4,902)

Loss before income taxes	(10,516)	(10,018)	(2,989)	(6,721)

Income taxes	(41)	(33)	(15)	(1)

Net loss and comprehensive loss	(10,557)	(10,051)	(3,004)	(6,722)

Basic and diluted net loss per share attributable to equity holders of the parent	(0.06)	(0.10)	(0.05)	(0.14)
Weighted average number of Ordinary shares used in computing basic and diluted net loss per share	132,940,856	99,813,334	65,653,700	49,184,720

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

C.              Reasons for the Offer and Use of Proceeds

Not applicable.

D.              Risk Factors

An investment in our securities is highly speculative and involves a high degree of risk. Our Company may face a variety of risks that may affect our operations or financial results and many of those risks are driven by factors that we cannot control or predict. Before investing in our company’s securities, investors should carefully consider the following risks. The risks and uncertainties described below are not the only risks and uncertainties that we face or that an investment in our securities entails. Additional risks and uncertainties not presently known to us or that we currently deem immaterial may also impair our business operations. Any of the following risks could materially and adversely affect our business, financial condition, prospects and results of operations. In that case, investors may lose all or a part of their investment. The risks discussed below also include forward-looking statements and the out actual results may differ substantially from those discussed in these forward-looking statements. See ‘‘Note Regarding Forward Looking Statements” and “Operating and Financial Review and Prospects”.

Risks Associated with the Company

Our independent auditors have referred to circumstances which might result in doubt about our ability to continue as a going concern, which may hinder our ability to obtain future financing.

Adira incurred a net loss of $10.6 million for the year ended December 31, 2012. At December 31, 2012, Adira had an accumulated deficit of $29 million. These circumstances raise doubt about our ability to continue as a going concern, as described in the Note 1 to our consolidated financial statements for the period ended December 31, 2012, which are included herein. Although our consolidated financial statements refer to circumstances which might raise doubt about our ability to continue as a going concern, they do not reflect any adjustments that might result if we are unable to continue our business.

We are an early-stage oil and gas exploration company without significant revenues. Our ability to continue in business depends upon our continued ability to obtain significant financing from external sources and the success of our exploration efforts and any production efforts resulting therefrom, none of which can be assured.

We are an early-stage oil and gas exploration company without any significant revenues, and there can be no assurance of our ability to develop and operate our projects profitably. We have historically depended entirely upon capital infusion from the issuance of equity securities to provide the cash needed to fund our operations, but we cannot assure you that we will be able to continue to do so. Our ability to continue in business depends upon our continued ability to obtain significant financing from external sources and the success of our exploration efforts and any production efforts resulting therefrom. Any reduction in our ability to raise equity capital in the future would force us to reallocate funds from other planned uses and could have a significant negative effect on our business plans and operations, including our ability to continue our current exploration activities and maintain ownership of our current licenses.

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

We have had negative cash flows from operations, and there is no assurance that our current liquidity or capital resources will be sufficient to fund our operations on an ongoing basis. Our business operations may fail if our actual cash requirements exceed our estimates and we are not able to obtain further financing.

We will require significant capital to complete our drill test wells, and to build the necessary infrastructure to commence operations if our exploration activities result in the discovery of sufficient oil and gas reserves to justify their exploitation and development.

Since inception, we have not earned any significant revenues from operations, and due to the length of time between the discovery of oil and gas reserves and their exploitation and development, we do not anticipate earning significant revenues from operation in the near future. We have incurred and will continue to incur significant expenses. As noted above, at December 31, 2012, we had cash and equivalents on hand of $2.4 million. We will have to seek additional financing to fund the advanced exploration on our assets, if warranted. Further, we cannot assure you that our actual cash requirements will not exceed our estimates, and in any case we will require additional financing to bring our interests into commercial operation, finance working capital, meet our contractual minimum expenditures and pay for operating expenses and capital requirements until we achieve a positive cash flow. Additional capital also may be required in the event we incur any significant unanticipated expenses.

In light of our operating history, and under the current capital and credit market conditions, we may not be able to obtain additional equity or debt financing on acceptable terms if and when needed. Even if financing is available, it may not be available on terms that are favorable to us or in sufficient amounts to satisfy our requirements.

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

Our earnings and cash flow may also be affected by fluctuations in the exchange rate between the U.S. dollar and other currencies, such as the New Israeli Shekel (“NIS”) and the Canadian dollar. Our consolidated financial statements are expressed in U.S. dollars. Our sales of oil and gas, if any, will be denominated in U.S. dollars, while exploration costs and operating costs are, in part, denominated in Israel Shekels, U.S. dollars and Canadian dollars

Fluctuations in exchange rates between the U.S. dollar and other currencies may give rise to foreign exchange currency exposures, both favorable and unfavorable, which have impacted and in the future may materially impact our future financial results. We do not utilize a hedging program to limit the adverse effects of foreign exchange rate fluctuations.

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

Our operations require licenses, permits and in some cases renewals of licenses and permits from various governmental authorities. Specifically, the licenses awarded to us by the Government of Israel have terms of three years and must be renewed in order to extend the license beyond this initial term. Although certain licenses have received one extension, there can be no assurance that we will be able to secure any additional extensions, if necessary. The Offshore Licenses require us to meet certain minimum commitments with respect to our activities on those licenses. We may apply to extend the timing for the commitments associated with the Offshore Licenses, but there can be no assurance that we will be able to secure any amendments to the commitment dates associated with the licenses, if necessary.

As of the date hereof, we have missed two Ministry milestones on the Samuel License; namely we have not signed a drilling contract by March 31, 2013, and we have not spud a well by April 30, 2013. We have requested an extension of both milestones and await a formal response from the Ministry. There is no assurance that the Ministry will grant our requests.

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

We may not meet the timing commitments with respect to the Offshore Licenses.

We have formally applied to revise only certain of the minimum commitments with respect to the Offshore Licenses. We understand that rig availability in the eastern-Mediterranean region is in low supply and, accordingly, we may not be able to secure drilling rig contracts for drilling on our licenses. As such, even if we have funds available to proceed with the work programs on our licenses, we may not be able to source and secure a rig to begin drilling. Moreover, in the event that our joint venture, farm-out and/or other co-participants related to each of the Offshore Licenses are unable to meet their obligations under their respective agreements related to the Offshore Licenses or in the event that certain unforeseen circumstances occur, the timing commitments under the Offshore Licenses may not be met. If in the future we are required to apply for a formal extension from the Ministry from certain of the timing commitments with respect to the Offshore Licenses, we can make no guarantee that the Ministry will provide such extensions relating to the Offshore Licenses. If the Ministry does not provide such extensions, the Ministry could then begin a process to retract the applicable license or licenses from us.

Disagreements among Gabriella License co-participants may prevent the continued operations on the Gabriella License or result in the loss of our working interest in the Gabriella License.

We are a party to various contracts with Modi’in Energy Limited Partnership (“MELP) and Brownstone Energy Inc. (“Brownstone”) related to the Gabriella License and the joint operations to explore for hydrocarbons on that license. These contracts include the Farmout Agreement, dated January 26, 2010; the International Operating Agreement, dated March 10, 2011 (as amended on August 24, 2012); the Memorandum of Understanding, dated June 12, 2011; and the Letter Agreement, dated December 20, 2012. In addition, MELP entered into a rig/drilling contract with Noble International Limited dated July 19, 2012 (as amended three times). In connection with the License and the contracts just mentioned, (i) MELP alleges in letters and oral communications that we breached obligations under the contracts listed above, including failure to transfer funds required to meet various financial obligations; and (ii) we allege similar claims against MELP. In addition, both MELP and Adira have accused the other of various defaults under the joint operating agreement (the “Gabriella JOA”) relating to the Gabriella License, to which each of MELP, Adira and Brownstone are parties. The Gabriella JOA provides that certain “Defaults,” if not cured, will result in a party’s removal from the Gabriella JOA, and forfeiture of any working interest in the Gabriella License. Aspects of the Memorandum of Understanding and the Letter Agreement listed above contain a similar mechanism that would, if triggered, strip us of any interest in the Gabriella License, cause the loss of our right to receive management fees, royalty rights, and other payments and rights due to it from MELP and from MELP’s general partner.

Thus far, accusations to and from MELP have been in the form of letters and oral communications, not legal action. If either party initiates legal action, then the other will likely respond with counter-claims, and we cannot provide any assurance that we would prevail on any of the matters in dispute. If legal action is pursued by either side, and if we are ultimately found to be in breach of our obligations, this could result in the loss of our entire interest in the Gabriella License, and the loss of all associated royalty rights, options to purchase an interest in the Yam Hadera License, management fees, and operator fees.

In addition, even if we were to prevail in any legal action against MELP, that could mean that a 70% share of the total funding obligations with respect to the Gabriella License would have to be met pro rata (50/50) by Adira and Brownstone, or new Gabriella License participants would have to agree to take on a large portion of the funding. This would further exacerbate the challenges with regards to liquidity, capital resources and funding that are mentioned in other Risk Factors in this filing, unless new investors were located, or third parties were interested in taking a working interest in the Gabriella License directly. Finally, rather than initiating or responding to court action filed by MELP or Adira, the parties may reach an amicable settlement of their current disagreements. Such settlement may result in additional changes to Adira’s rights, obligations, or working interest on the Gabriella License that are not yet known to the Company.

We may be liable to pay operating expenditures respecting our licenses exceeding our pro rata share of such expenditures.

We are a party to certain joint operation and farm-out agreements respecting our licenses pursuant to which we have agreed to pay our pro rata share of operating expenditures in connection with the licenses. In accordance with the terms and conditions of such agreements, if a party fails to pay its pro rata share of the expenditures, we may be liable to cover such defaulting party’s pro rata share of the expenditures based on our interest in the license to ensure compliance with the terms and expenditure requirements under the work plan. If we do not have sufficient funds to cover the defaulting party’s pro rata share of expenditures, we may not be able to maintain our licenses in good standing, causing them to be revoked, suspended or cancelled, which would have a material adverse effect on us.

Adira is owed an aggregate of $3 million of operating costs on the Samuel License from GGRI and Emmanuelle under the Joint Operating Agreement, or “JOA,” for that license, made up as follows: Emanuelle and GGRI owe an aggregate of $2.8 million through their direct interest in the license, as JOA signatories and GGRI owes an additional $0.2 million, indirectly, through its 40% interest in Adira GeoGlobal. The three parties are currently discussing a plan to ensure the reimbursement to Adira for such costs. If GGRI and Emanuelle do not repay Adira for the costs owed through their direct interest in the Samuel License, then in accordance with the JOA, Adira may seek reimbursement of these costs from the other Samuel License participants in proportion to their respective interests in the Samuel License, and all of the participants, including Adira, will each receive a proportionate increase in their interests in the Samuel License. In addition, if GGRI does not repay Adira for the costs owed through GGRI’s 40% ownership interest in Adira GeoGlobal, Adira may have to seek reimbursement through continued negotiation or litigation.

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

Risks Associated with our Common Shares

The market price of the common shares of our corporation may be volatile

The market price of our common shares may experience significant volatility. For the 12 months preceding the date of this annual report, the trading price of our common shares on the TSXV (as defined below) has ranged from a low of CDN$0.02 per share to a high of CDN$0.30 per share. Numerous factors, including many over which we have no control, may have a significant impact on the market price of our common shares including, among other things: regulatory developments in target markets affecting us, our customers or our competitors; actual or anticipated fluctuations in our quarterly operating results; changes in financial estimates or other material comments by securities analysts relating to us, our competitors or the industry in general; announcements by other companies in the industry relating to their operations, strategic initiatives, financial condition or financial performance or to the industry in general; announcements of acquisitions or consolidations involving industry competitors or industry suppliers; addition or departure of our executive officers; and sales or perceived sales of additional common shares of Adira.In addition, the stock market in recent years has experienced extreme price and trading volume fluctuations that often have been unrelated or disproportionate to the operating performance of individual companies. These broad market fluctuations may adversely affect the price of the common shares of Adira regardless of our operating performance. There can be no assurance that an active market for the Common Shares will be established or persist and the share price may decline.

The value of securities issued by us might be affected by matters not related to our operating performance.

The value of securities issued by us may be affected by matters not related to our operating performance or underlying value for reasons that include the following: general economic conditions in Canada, the US, Israel and globally; industry conditions, including fluctuations in the price of oil and natural gas; governmental regulation of the oil and gas industry, including environmental regulation; fluctuation in foreign exchange or interest rates; liabilities inherent in oil and natural gas operations; geological, technical, drilling and processing problems; assuming we achieve production, unanticipated operating events which can reduce production or cause production to be shut-in or delayed; failure to obtain industry partner and other third party consents and approvals, when required; stock market volatility and market valuations; competition for, among other things, capital, acquisition of reserves, undeveloped land and skilled personnel; the need to obtain required approvals from regulatory authorities; worldwide supplies and prices of and demand for natural gas and oil; political conditions and developments in Israel, Canada, the US, and globally; political conditions in natural gas and oil producing regions; revenue and operating results failing to meet expectations in any particular period; investor perception of the oil and gas industry; limited trading volume of our common shares; change in environmental and other governmental regulations; announcements relating to our business or the business of our competitors; our liquidity; and our ability to raise additional funds.

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

The Company presently does not have any oil and gas reserves, does not produce any oil or gas and does not earn any significant revenues.

A.              History and Development of the Company

Name

Our legal and commercial name is Adira Energy Ltd.

Principal Office

Our principal office is located at 120 Adelaide Street West, Suite 1204, Toronto, Ontario, Canada, M5H 1T1. Our telephone number is (416) 250-6500.

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

Capital Expenditures and Divestitures

During the year ended December 31, 2012, the Company incurred capital expenditures of approximately $10.6 million which relates to costs incurred in the planning and development of the three offshore wells. We have now plugged and abandoned the Eitan #1 Well, and we have surrendered the Eitan License in accordance with the Israeli Petroleum Law.

Takeover Offers

We are not aware of any indication of any public takeover offers by third parties in respect of our common shares during our last and current financial years.

B.              Business Overview

The Company only operates in the State of Israel. We currently hold a working interest in three offshore petroleum licenses: the Gabriella License No. 378, Yitzhak License No. 380 and Samuel License No. 388. We refer to these three licenses, together, as the “Offshore Licenses”. We are the operator of the Gabriella License and the Samuel License, and the “Co-Operator” of the Yitzhak License. In addition, we have options to acquire up to a 5% participating interest two licenses called the Myra and Sara Licenses, as well as an option to acquire up to a 15% participating interest in the a license called the Yam Hadera License. We currently ascribe no value to the Myra and Sara Licenses and as such we do not consider our options to be material to our operations.

As discussed below, we suspended operations on the Gabriella License for various reasons, including lack of funding by working interest parties sufficient to pursue the current work program. Please see prior discussion under “Risk Factors - Disagreements among Gabriella License partners co-participants may prevent the continued operations on the Gabriella License or result in the loss of our working interest in the Gabriella License.” We continue to work with the all of the participants on the Gabriella License to resolve these issues and resume the work program.

As discussed below, Adira is owed an aggregate of $3 million of operating costs on the Samuel License from GGRI and Emmanuelle under the Joint Operating Agreement, or “JOA,” for that license, made up as follows: Emanuelle and GGRI owe an aggregate of $2.8 million through their direct interest in the license, as JOA signatories and GGRI owes an additional $0.2 million, indirectly, through its 40% interest in Adira GeoGlobal. The three parties are currently discussing a plan to ensure the reimbursement to Adira for such costs. If GGRI and Emanuelle do not repay Adira for the costs owed through their direct interest in the Samuel License, then in accordance with the JOA, Adira may seek reimbursement of these costs from the other Samuel License participants in proportion to their respective interests in the Samuel License, and all of the participants, including Adira, will each receive a proportionate increase in their interests in the Samuel License. In addition, if GGRI does not repay Adira for the costs owed through GGRI’s 40% ownership interest in Adira GeoGlobal, Adira may have to seek reimbursement through continued negotiation or litigation.

Additionally, as of the date hereof, we have missed two Ministry milestones on the Samuel License; namely we have not signed a drilling contract by March 31, 2013, and we have not spud a well by April 30, 2013. We have requested an extension of both milestones and await a formal response from the Ministry. There is no assurance that the Ministry will grant our requests.

As disclosed in more detail in our annual report on Form 20-F for the year ended December 31, 2011, in 2011, we relinquished our interest in the Eitan License, onshore, and we waived our right to farm into the Notera License, onshore. We notified the Commissioner of our surrender of the Eitan License on December 15, 2011, pursuant to the Israeli Petroleum Law. By August 2012, we had plugged and abandoned the Eitan #1 Well, and on December 5, 2012, we received final confirmation from the Ministry approving the surrender of the Eitan License.

Offshore Licences

Below is a map showing the locations of the Offshore Licences, the Myra and Sara Licenses, and the Yam Hadera License, as well as other licenses that are not the property of the Company.

Gabriella License

The Gabriella License covers 97,000 acres (392 square kilometers) and is approximately 10 kilometers offshore Israel between Netanya and Ashdod. The Gabriella License was issued to the Company on July 15, 2009 for an initial three year exploration period, subject to renewal for an additional period of four years and a second additional period of two years in the case of a discovery. Thereafter, a 30-50 year lease maybe granted if a “discovery” (as defined in the Israeli Petroleum Law 5712 & 1952 and the regulations promulgated thereunder (“Israeli Petroleum Law”)) is made. On February 23, 2012, the Petroleum Commissioner of Israel (the “Commissioner”) approved an extension of the expiration of the Gabriella License to February 28, 2013, and on June 11, 2012, the Commissioner approved the extension of the expiration to September 1, 2013, with a corresponding extension of certain milestones.

This table sets out the work program that must be completed in order to maintain the Gabriella License:

Gabriella Work Program	Milestone Dates
1. Spud the first well	June 30, 2013
2. Prepare a summary report of the first well and transfer of all of the findings, including tests, samples, logs (if taken), electrical logs and results of tests (if performed).	Within three months from completion of the drilling in 2013
3. Submit a work plan for continuation of the work in the license.	Within four months from completion of the drilling in 2013

In January 2010, our subsidiary, Adira Energy Israel Ltd. (“Adira Israel”), entered into an agreement with Modi’in Energy Limited Partnership (“MELP”) and Modi’in Energy Management (1992) Ltd. (“MEGP”) to transfer 70% of the participating interests in the Gabriella License to MELP (the “Gabriella 2010 Agreement”). In January 2010, a subsidiary of Brownstone Energy Inc. (“Brownstone”) exercised its option to purchase 15% of the participating interests in the Gabriella License. To date, Brownstone’s interest in the Gabriella License has not been registered with the Ministry; however Adira Israel holds Brownstone’s 15% interest in trust on behalf of Brownstone pursuant to an agreement dated July 7, 2011. Adira asserts that the parties to the Gabriella License are: Adira 15%, Brownstone 15% and MELP 70%.

Adira Israel has the option to reacquire from MELP a 15% participating interest in the Gabriella License at any time until the earlier of (a) six months after a discovery and (b) the end of the license period, including all renewals. This option is not registered with the Ministry, but exists by private contract with MELP.

All exploration and extraction activity on the Gabriella License, and the relationship of the participating interest holders, is governed by a joint operating agreement or “JOA” (the “Gabriella JOA”). Purusant to the Gabriella JOA, Adira Israel is the operator of the Gabriella JOA. The Gabriella JOA parties paid the Company an operating fee equal to 7.5% of the cumulative, direct costs incurred to operate the Gabriella License, through January 26, 2012. Commencing January 27, 2012, the Gabriella License participants began paying a new operator fee of (i) a $25,000 per month, plus (ii) an additional sliding-scale percentage of exploration expenses incurred, ranging from 4.8% of annual exploration expenses (if less than $2 million) down to 1.2% of annual exploration expenses (if over $6 million).

According to the Gabriella JOA, Adira may be removed as the operator of the license. Adira has a right of first refusal to match proposals generated from third party operators; however Adira does not currently meet the definition of an operator under recent amendments to the Israeli law, and therefore, it is unlikely that Adira would be positioned to bid for this work. These amendments do not impact our current position as operator until a third party bids for this role. The other Gabriella JOA parties may remove Adira as operator if Adira is declared bankrupt, becomes insolvent, dissolves or liquidates, or upon the vote of two or more non-operators holding a combined interest of at least 75% of the working interests.

We previously received a monthly fee of $12,500 from MELP, pursuant to the Gabriella 2010 Agreement; however those payments ended on February 1, 2012. We are entitled to receive: (a) 4.25% of the 7.5% management fees payable by MELP to MEGP; and (b) a royalty in the aggregate amount of 4.5% (2.25% from each of MELP and MEGP) from any resources extracted from the Gabriella License until MELP recovers the pro rata exploration expenditures incurred by it, after which time the royalty increases to an aggregate of 10.5% (5.25% from each of MELP and MEGP).

On July 19, 2012, the Company announced that MELP executed a drilling contract with Noble International Ltd (“Noble Drilling”) to secure access to the Noble Homer Farrington drilling unit rig for a minimum of 75 days to drill one well, and possibly one sidetrack, on behalf of the Gabriella License (the “Drilling Contract”). The Drilling Contract, which, as previously reported, has since been terminated, required that MELP provide a letter of credit or cash collateral within specified timeframes outlined in the Drilling Contract. Pursuant to the Drilling Contract, the parties determined that a letter of credit will be issued to secure the Drilling Contract.

On June 12, 2012, Adira signed a Memorandum of Understanding (“MOU”) with MELP, pursuant to which the Company agreed to provide its working interest share of the collateral due to Noble Drilling. The MOU provided that if Adira failed to pay its share of the collateral, then it would: (a) withdraw from the Gabriella JOA; (b) assign its participating interest in the Gabriella License to the other participants in proportion to their holdings; and (c) relinquish all back-in rights, overriding royalty interests (“ORRI”) and management fees, rights of first refusal and co-sale rights to MELP. Pursuant to the MOU, Adira Israel has also granted MELP the MELP Yitzhak Option (as described below).

On December 21, 2012, the Company entered into an agreement with MELP and Brownstone (the “Gabriella 2012 Agreement”), wherein certain terms regarding the parties’ use of the Noble Drilling unit were revised to require MELP to provide a letter of credit to Noble Drilling in two phases ($20 million by January 3, 2013 (the “First LC Amount”) and $13.2 million by January 31, 2013 (the “Second LC Amount”)). The Gabriella 2012 Agreement also confirmed a reduction in the daily drilling rate due to Noble Drilling by MELP under the Drilling Contract from $500,000 per day to $415,000 per day and, to the extent used, the reduction in stand-by rates to an amount that between $100,000 and $300,000 per day. The parties also agreed to take possession of the Homer Ferrington drilling unit in direct continuation from its then current drilling program, which meant the parties would need to accelerate, by up to three months, the program previously contemplated for the Gabriella License. According to the Gabriella 2012 Agreement, Adira's share of the aggregated letter of credit amounted to $5 million, which was required to be placed by January 31, 2013.On January 3, 2013, MELP announced that the Drilling Contract had been further amended such that the First LC Amount was reduced to $12 million, but the Second LC Amount was increased to $21.2 million.

The Gabriella 2012 Agreement, also provided that if MELP secures a farm-in participant for a portion of its participating interest, than Adira may agree to farm-down a portion of its participating interest, subject to a maximum of 30% of such participating interest. Adira’s proportional reduction obligation only apply to participants that farm into MELP’s participating interest, up to a date that is was the earlier of the (a) commencement of the first test of the first well on the Gabriella License; and (b) plugging and abandoning or suspending of the first well on the Gabriella License. Any consideration received by MELP from any farm-in participant will be shared equally between Adira and MELP, provided that at a minimum, Adira will receive 50% of past costs incurred by MELP, estimated to be $1.3 million per each 10% farmed out, as well as an ORRI of 1.5%. Additionally, Adira has a 10% tag along right to farm-out, on the same terms as MELP, in the event that MELP farms down its participating interest and such participant complies with certain criterion.

Finally in Gabriella 2012 Agreement, MELP granted to Adira an option to acquire a 15% participating interest in the Yam Hadera License (as defined below), offshore Israel. See "Yam Hadera License".

On January 31, 2013, the Company announced that Adira Israel did not place its share of First LC Amount, for reasons explained in that announcement.

On February 11, 2013, the Company announced that it suspended operations on the Gabriella License for reasons explained in that announcement.

Due to allegations made by MELP against Adira, and by allegations made by Adira against MELP, both parties assert that the other is in default of various obligations under the Gabriella JOA and other contracts described above. As such, while the Company maintains that its rights under the Gabriella JOA and such other contracts remain valid, there is no assurance that any of the rights could effectively be pursued and realized. Additionally, while the working interest percentage ownership of the participants remains 70% MELP, 15% Brownstone and 15% Adira; both MELP and Adira assert that the other has a 0% interest and is obligated to withdraw from the Gabriella JOA and the Gabriella License. Please see prior discussion under “Risk Factors - Disagreements among Gabriella License partners co-participants may prevent the continued operations on the Gabriella License or result in the loss of our working interest in the Gabriella License.”

Yitzhak License

The Yitzhak License covers 31,555 acres (127.7 sq. km) and is located approximately 9 km offshore and is contiguous to the Gabriella License. The Yitzhak License was issued in October 2009 to Adira Energy (85% working interest) and Brownstone (15% working interest) for an initial three year exploration period and may be renewed upon fulfillment of certain conditions for an additional four year period plus an additional 2 year renewal option in the case of a reserve discovery. Thereafter, a 30-50 year lease may be pursued if a “discovery” (as defined in the Israeli Petroleum Law) is made. During 2012, the Commissioner approved an extension of the expiration of the Yitzhak License to December 1, 2013, including the extension of certain milestones.

This table sets out the work program that must be completed to maintain the Yitzhak License:

Yitzhak Work Program	Milestone Dates
1. Execute a contract with a drilling contractor.	June 30, 2013
2. Spud the first well.	October 30, 2013
3. Prepare a summary report of the first well and transfer of all of the findings, including tests, samples, logs (if taken), electrical logs and results of tests (if performed).	Within three months from completion of the drilling
4. Submit a work plan for continuation of the work in the license.	Within four months from completion of the drilling

On January 9, 2012, the Company received approval from the Commissioner to farm-out a 25% working interest in the Yitzhak License to two new co-participants, thereby reducing its working interest from 85% to 60%. The Company transferred a 5% carried working interest to AGR Group ASA (“AGR”) and a 20% working interest (subject to dilution explained below) to Ellomay Oil and Gas 2011 LP, a limited partnership (“Ellomay”) whose general partner is a wholly-owned subsidiary of Ellomay Capital Ltd. (“Ellomay Capital”). Following those transfers, the Company held a 60% working interest in the Yitzhak License, Brownstone a 15% working interest, AGR a 5% working interest and Ellomay a 20% working interest. The Company and AGR Petroleum Services Holdings AS are the co-operators of the Yitzhak License, and AGR is the statutory operator of record.

The farm-out agreement between the Company and AGR dated November 29, 2011 (the “AGR Farm-Out Agreement”) provides, among other things, that: (a) AGR’s 5% working interest is carried by the remaining holders of the Yitzhak License through the exploration period; (b) AGR issued to the Company a 3% ORRI on AGR’s share of production, until repayment of AGR's expenditures in the work program and a 4.5% ORRI from that point forward; (c) AGR will be designated lead operator in accordance with Israeli regulations defining “Operator”, with the continued involvement of the Company as “co-operator” which is a construction of private contract; and (d) AGR will be appointed as engineering services contractor on the Yitzhak License with continued involvement of the Company as part of the core professional team led by AGR. The farm-out agreement between the Company and Ellomay dated November 29, 2011 (the “Ellomay Farm-Out Agreement”) provides, among other things, that: (a) Ellomay will reimburse the Company for its proportionate share of the costs incurred by the Company on the Yitzhak License, plus interest at LIBOR plus 1%; and (b) Ellomay will issue to the Company a 3% ORRI on Ellomay’s share of production, until repayment of Ellomay's expenditures in the work program and a 4.5% ORRI from that date forward.

The Company, Brownstone, AGR and Ellomay signed a joint operating agreement on September 11, 2012, to regulate their commercial relationship in respect of the Yitzhak License (the “Yitzhak JOA”). The Yitzhak JOA incorporated the terms of the AGR Farm-Out Agreement and the Ellomay Farm-Out Agreement.

According to the Ellomay Farm-Out Agreement and the Yitzhak JOA, Ellomay could elect not to fund and be subject to dilution for no consideration (i.e. the diluted interest would be transferred to Adira without cost), or it could transfer one-half of its 20% interest to a third party on negotiated terms. On October 29, 2012, Ellomay advised the Company of its intention to decrease Ellomay's interest in the Yitzhak License from 20% to 10% by paying decreased operating costs pursuant to the terms of the Yitzhak JOA. As of December 31, 2012, the Company expended $640 thousand on behalf of Ellomay in respect of the Yitzhak License for which the Company was entitled to be reimbursed by a third party if the 10% interest was transferred. This amount was recorded as a long-term receivable as of December 31, 2012. Subsequent to balance sheet date, Ellomay failed to transfer its interest to a third party, and therefore one-half of its 20% interest was transferred back to the Company without cost. In the Company’s 2013 financial statements, the receivable will be classified as an additional investment in the exploration and evaluation assets in respect of the Yitzhak License. As a result of the foregoing, as of the date hereof, the Company has a 70% interest in the Yitzhak License, Brownstone has a 15% interest, AGR has a 5% interest and Ellomay a 10% interest in the license. The new holdings have not yet been approved by the Commissioner.

On June 13, 2012, pursuant to MOU, Adira granted MELP an option to purchase (“MELP Yitzhak Option”) from Adira a 15% participating interest in the Yitzhak License (the “MELP Yitzhak Option Interest”). Pursuant to the MOU, MELP was able to exercise the MELP Yitzhak Option until the earlier of (a) December 31, 2012, and (b) the 30th day from the date Adira notifies MELP of the execution of an agreement with a drilling contractor in relation to the Yitzhak License. The Gabriella 2012 Agreement amends the exercise date until 14 days before signing of the rig contract for the Yitzhak License. If MELP exercises the MELP Yitzhak Option, then it must reimburse Adira for expenditures in respect of the MELP Yitzhak Option Interest incurred up to the date of transfer of the MELP Yitzhak Option Interest. MELP must also issue to Adira an ORRI of 3% with respect to all oil and gas (including any distillate and condensate) produced, saved and marketed from the area covered by Yitzhak License that is attributable to the MELP Yitzhak Option Interest, before payout, and 4.5% after payout. The transfer of the MELP Yitzhak Option Interest is subject to the approval of the Commissioner, as are all license transfers in Israel. As described above, due to allegations made by MELP against Adira, and by allegations made by Adira against MELP, both parties assert that the other is in default of various obligations under the Gabriella JOA and other contracts on the Gabriella License, including the MOU. As such, MELP’s ability to exercise the MELP Yitzhak Option is not assured.

Samuel License

The Samuel License covers 88,708 acres (361 sq. km) and is located approximately 17 km offshore Israel. The Samuel License was issued on August 1, 2010 to Adira Geo Global Ltd. (“Adira GeoGlobal”) (30% interest), Geo Global Resources (India) Inc. (“GGRI”) (30% interest), Adira Oil Technologies Ltd. (“Adira Oil”) (23.25% interest), Pinetree Capital Ltd. (“Pinetree”) (10% interest) and Brownstone (6.75% interest) for an initial three year exploration period. The Samuel License may be renewed for an additional four years and a second additional period of two years in the case of a discovery. Thereafter, a 30-50 year lease may be granted if a “discovery” (as defined in the Israeli Petroleum Law) is made. On July 2, 2012, the Commissioner approved an extension of certain milestones associated with the Samuel License.

This table sets out the work program that must be completed to maintain the Samuel License:

Samuel Work Program	Milestone Dates
1. Execute a contract with a drilling contractor.	March 31, 2013(1)
2. Spud the first well.	April 30 , 2013(2)

Samuel Work Program	Milestone Dates
3. Prepare a summary report of the first well and transfer of all of the findings, including tests, samples, logs (if taken), electrical logs and results of tests (if performed).	Within three months from completion of the drilling
4. Submit a work plan for continuation of the work in the license.	Within four months from completion of the drilling

Notes:

(1)	On March 27, 2013, Adira submitted a request to the Ministry to extend the milestone date to March 31, 2014. As of the date hereof, we are waiting for a formal response.
(2)	On March 27, 2013, Adira submitted a request to the Ministry to extend the milestone date to September 30, 2014. As of the date hereof, we are waiting for a formal response.

The exploration and extraction activity in the Samuel License is to be performed within the framework of a joint operating agreement (the “Samuel JOA”) between GGRI, Adira Geo Global, Adira Oil, Brownstone and Pinetree, whereby Adira GeoGlobal is the designated operator of the Samuel License. Adira Geo Global is owned 60% by the Company and 40% by GGRI. In accordance with the Samuel JOA, Adira Geo Global is entitled to receive 7.5% of the cumulative direct costs to operate the Samuel License and one-half of a 3% ORRI. According to a cooperation agreement signed a between Adira and GGRI on August 20, 2010, GGRI is entitled to 50% of the operator fee received by Adira Geo Global. Adira Geo Global may be removed as the operator if it is declared bankrupt, insolvent, dissolved or liquidated or if two or more of the total number of non-operators holding a combined interest of at least 51% agree to the removal.

On October 26, 2012, Emanuelle Energy Limited (“Emanuelle”) exercised an option to acquire a 7.13% interest in the Samuel License from GGRI and became a signatory to the Samuel JOA thereby reducing GGRI’s direct interest in the Samuel License to 22.88%.

Adira is owed an aggregate of $3 million of operating costs on the Samuel License from GGRI and Emmanuelle under the Samuel JOA, made up as follows: Emanuelle and GGRI owe an aggregate of $2.8 million as a result of their direct interest in the license, as Samuel JOA signatories and GGRI owes an additional $0.2 million, indirectly, through its 40% interest in Adira GeoGlobal. The three parties are currently discussing a plan to ensure the reimbursement to Adira for such costs. If GGRI and Emanuelle do not repay Adira for the costs owed through their direct interest in the Samuel License, then in accordance with the Samuel JOA, Adira may seek reimbursement of these costs from the other Samuel License participants in proportion to their respective interests in the Samuel License, and all of the participants, including Adira, will each receive a proportionate increase in their interests in the Samuel License. In addition, if GGRI does not repay Adira for the costs owed through GGRI’s 40% ownership interest in Adira GeoGlobal, Adira may have to seek reimbursement through continued negotiation or litigation.

Options to Acquire Interests in Petroleum Licenses

Myra and Sara Option

The Company has an option to acquire up to a 5% participating interest in two licenses called the Myra License and Sara License. We currently ascribe no value to the Myra and Sara Licenses and as such we do not consider our options to be material to our operations.

Yam Hadera Option

Purusant to the Gabriella 2012 Agreement, the Company has an option (the “Yam Hadera Option”) to acquire up to a 15% participating interest in the Yam Hadera License, located 30 kilometers offshore Israel, between Hadera and Haifa and North West of Adira’s Yitzhak license. The Yam Hadera Option is exercisable until 14 days prior to the signing of a rig contract for the Yam Hadera License.

As we discussed above, due to allegations made by MELP against Adira, and by allegations made by Adira against MELP, both parties assert that the other in default of various obligations under the Gabriella JOA and other contracts, including the Gabriella 2012 Agreement. Accordingly, there is no assurance that the Company will be able to exercise the Yam Hadera Option.

Reserve Reporting History

In May 2011, the Company engaged Gustavson Associates LLC (“Gustavson”) as an independent contractor, to provide geophysical, petrophysical, geological and engineering services for resource interpretation and evaluation on the first phase of processing (often termed “Fast Track”) for the Gabriella License and the Yitzhak License. In September 2011, the Company received two independent reports disclosing resource estimates on the Gabriella License and the Yitzhak License. The reports were prepared by Gustavson in accordance with National Instrument 51-101, Standards of Disclosure for Oil and Gas Activities (“NI 51-101”), as adopted by the Canadian Securities Administrators, and described a probabilistic distribution of contingent resources in respect of oil on the Gabriella License, prospective resources in respect of gas for both the Gabriella License and the Yitzhak License, and prospective resources in respect of oil on the Yitzhak License.

In March 2012, the Company received two further independent reports from Netherland, Sewell & Associates, Inc. (“Netherland, Sewell”) disclosing resource estimates on each of the Gabriella License and the Yitzhak License. The reports were prepared by Netherland, Sewell in accordance with NI 51-101 and also described a probabilistic distribution of contingent resources in respect of oil on the Gabriella License, prospective resources in respect of gas for both the Gabriella License and the Yitzhak License, and prospective resources in respect of oil on the Yitzhak License. The reports are available on www.sedar.com.

In October 2012, the Company received an independent report from Netherland, Sewell disclosing resource estimates on the Samuel License. The report was prepared by Netherland, Sewell in accordance with NI 51-101 and also describes a probabilistic distribution of “Prospective Resources” in respect of oil and gas on the Samuel License. The report is available on www.sedar.com.

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

Drilling Activity

As of the date of this Form 20-F, no drilling activity is being carried out. During the past three fiscal years, we have had no productive wells and have had only one dry exploratory well – the Eitan #1 Well – which was drilled on lands in the Hula Valley in Northern Israel covered by the Eitan License.

We plugged and abandoned the Eitan #1 Well during the financial year ended December 31, 2012.

Effects of Government Regulations

See Item 3D - “Risk Factors”.

C.              Organizational Structure

As December 31, 2012, we operate in Canada through our wholly owned subsidiary Adira Energy, an Ontario corporation incorporated on April 8, 2009; and in Israel, through Adira Energy’s subsidiaries. The following sets out the current organizational structure of the Company and its subsidiaries:

Notes:

(1)	The other 40% of the shares of Adira Geo Global are held by GGRI, a corporation that is not related to the Company, the Company’s partner in the development of the Samuel License.
(2)	Adira Energy Ltd. (Canada) is a holding corporation and is the registered and beneficial owner of 100% of Adira Energy Holding Corp. (Ontario).
(3)

Adira Energy Holding Corp. (Ontario) is a holding corporation and is the registered and beneficial owner of foreign subsidiaries: (i) 60% of Adira GeoGlobal Ltd., a holding corporation created to hold certain licenses that Adira may acquire. It currently holds a 30% interest in the Samuel License; (ii) 100% of Adira Energy CBM Ltd. (Israel), an inactive corporation; (iii) 100% of Adira Oil Technologies Ltd. (Israel), a holding corporation created to hold licenses. It currently holds a 23.25% interest in the Samuel License; (iv) 100% of Adira Energy Israel Ltd. (Israel), a holding corporation created to hold certain licenses that Adira may acquire. It currently holds the Gabriella License, the Yitzhak License and the Yam Hadera Option; (v) 100% of Adira Energy Israel Services Ltd. (Israel), a corporation created to provide services to the Company’s other Israeli subsidiaries; (vi) 100% of Adira Energy Holdings (Barbados) Ltd. (Barbados), a holding corporation created to hold certain licenses that the Company may acquire, which wholly owns Adira Energy Investments (Barbados) Ltd. (Barbados) (“AEIB”); and (vii) AEIB, a holding corporation created to hold certain licenses that the Company may acquire. It currently holds the Myra and Sara Option.

D.              Property, Plant and Equipment

(a)             Corporate Offices

Our executive offices are comprised of approximately 784 square feet at 120 Adelaide Street West, Suite 120, Toronto, Ontario, Canada, M4V 3A1 for which the lease cost is CDN$3,663 per month and 424 square meters at Aba Hillel Silver 12, Ramat Gan, Israel, for which the lease cost is NIS 40,000 ($11,433 per month).

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

(c)             Foreign Operations

During the fiscal years ended December 31, 2012 and 2011, all of our oil and gas exploration activities were in the State of Israel.

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

We do not expect that environmental protection requirements will have a significant financial or operational effect on our capital expenditures, earnings or competitive position. Environmental requirements have not had a significant effect on such matters in fiscal year 2012 nor are they currently anticipated in the future.

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

See also Item 3D - “Risk Factors”.

ITEM 5              OPERATING AND FINANCIAL REVIEW AND PROSPECTS

The following is a discussion and analysis of the activities, consolidated results of operations and financial condition of the Company as of and for the year ended December 31, 2012. Our management’s discussion and analysis of financial condition and results of operations for the year ended December 31, 2012 should be read in conjunction with our audited consolidated financial statements and related notes for the year ended December 31, 2012. Our financial statements have been prepared in accordance with IFRS as issued by the IASB.

A.              Operating Results

Summary

We are an oil and gas exploration company. Through our wholly-owned subsidiary, Adira Energy, and its wholly owned subsidiary, Adira Israel, we have been granted three offshore petroleum licenses (collectively, the “Offshore Licenses”) - namely: (a) the Gabriella License held by Adira Israel; (b) the Yitzhak License held by Adira Israel; and (c) the Samuel License, which we own through our other wholly-owned subsidiary, Adira Oil Technologies Limited, and our partially-owned 60% subsidiary, Adira Geo Global. Our business plan is to undertake evaluation work on each of the offshore licenses to establish whether exploration is justified. We also previously held one onshore petroleum license in Israel, the Eitan License, which we relinquished in December 2011 after we determined that exploration work was not warranted.

In addition, the Company has an option to acquire up to a 5% participating interest in two licenses called the Myra License and Sara License. We currently ascribe no value to the Myra and Sara Licenses and as such we do not consider our options to be material to our operations.

We presently do not produce any oil or gas and do not earn any significant revenues.

Our activities on each of the Offshore Licenses are conducted jointly with others. Our financial statements reflect our proportionate interest in these activities.

Results of Operations

Consolidated results of operations for the year ended December 31, 2012 compared to the year ended December 31, 2011.

Revenues and Other Income

	Year ended December 31,
	2012	2011
	U.S. dollars in thousands

Consulting	$455	$771
Operator fees	544	312
Income from farm-out	890	240

	$1,889	$1,323

Consulting fees relates to consulting services in respect of the Offshore Licenses on a “time and materials” basis. For the year ended December 31, 2012, the Company earned consulting fees of $455,000, as compared to $771,000 for the year ended December 31, 2011. In 2012, following the appointment of AGR as the joint operator on the Yitzhak license, the Company ceased to charge consulting fees, and, therefore, the consulting fees earned in 2012 relate to Gabriella and Samuel only. In addition, the Company revised the operator fee structure on the Gabriella License, which fixed the consulting fee at $25,000 per month, which is lower than the average monthly fee earned in 2011.

Operator fees relate to fees we received as the operator on our three Offshore Licenses, at a fixed rate of the total exploration costs incurred by the respective Unincorporated Joint Ventures (“UJVs”). For the year ended December 31, 2012 the Company earned operator fees of $544,000, as compared to $312,000 for the year ended December 31, 2011. The increase is due to the increase exploration activity that took place in 2012.

Income from farm-out relates mainly to fees received from MELP and MEGP, in respect of our agreement with them relating to the farm out of 70% of the Company’s interest in the Gabriella License as well as the reimbursement of prior costs incurred on the Yitzhak License relating to the Company’s farm out of 20% of the Yitzhak License in January 2012.

Expenses

Exploration Expenses

For the year ended December 31, 2012, exploration expenses amounted to $1,026,000 as compared to $5,018,000 for year ended December 31, 2011. The decrease in exploration expenses in 2012 is due to the advancement of the Company's drilling plan on its three Offshore Licenses, and as such, exploration costs are being capitalized to Exploration and Evaluation Assets, thus reducing the amount of costs being expensed. In 2011, the Company incurred expenses in connection with the execution of the 3D seismic program on the Gabriella License, Yitzhak License and Samuel License.

General and Administrative Expenses

For the year ended December 31, 2012, general and administrative expenses amounted to $5,304,000 as compared to $5,031,000 for year ended December 31, 2011. The increase in operating expenses resulted primarily from increased legal and accounting expenses relating to planned capital raises that were not completed in 2012, increased activity in Israel, including the hiring of additional staff in the second half of 2011 and during 2012. The increase in the general and administrative expenses is offset by the decrease in share based compensation ($1,023,000 in 2011 as compared to $887,000 in 2012). The decrease is mainly due to the fact that most of the Company’s options that were granted in prior years are now either fully vested or expired.

Impairment Charge

For the year ended December 31, 2012, the impairment charge amounted to $7,810,000 as compared to $1,226,000 for the year ended December 31, 2011. The impairment in 2012 relates primarily to the Company’s decision to record an impairment charge of $7,596,000 in respect of the Samuel license. The Company believes that there is a low probability of realization of the asset from either the successful development or sale of the Samuel license in the near future. The impairment in 2011 is in respect of the Company’s Eitan #1 well and consumables and equipment related to the Eitan License relinquished in 2011.

Financing Income/Expense

For the year ended December 31, 2012, financing income amounted to $2,480,000 as compared to $43,000 for the year ended December 31, 2011, and financing expenses of $745,000 of the year ended December 31, 2012 as compared to $109,000 in the year ended December 31, 2011. The primary reason for the increase in financing expenses is the inclusion of offering expenses in the amount of $726,000 in financing expenses. This amount represents offering costs incurred in the August Offering relating to the portion of the offering that was classified as financial liability.

The warrants issued in the August offering are denominated in Canadian dollars, while the functional currency of the Company is US dollars; therefore the fair value of the warrants are classified as a financial liability which is remeasured to fair value at the end of each period. The changes in fair value are included in financing income/expenses. For the year ended December 31, 2012, the amount is income of $2,299,000.

In addition, the Company is exposed to financial risk related to the fluctuation of foreign exchange rates. The Company operates in Israel. Most of the Company's monetary assets are held in U.S. dollars and most of the Company's expenditures are made in U.S. dollars. However, the Company also has expenditures in NIS and Canadian dollars. The Company has not hedged its exposure to currency fluctuations.

Net Loss

The Company reported a net loss and comprehensive loss for the year ended December 31, 2012 of $10.6 million as compared to a net loss and comprehensive loss of $10 million for year ended December 31, 2011. The primary reason for the loss in 2012 is as a result of an impairment charge in respect of the Samuel License.

Inflation

During the years ended December 31, 2012 and 2011, inflation has not had a material impact on our operations.

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

Revenues and Other Income

For the year ended December 31, 2011 we earned revenues and other income of $1.3 million as compared to $1.7 for the year ended December 31, 2010. The breakdown of revenues for the year ended December 31, 2011 is as follows:

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

Expenses

Exploration Expenses

For the year ended December 31, 2011, exploration expenses amounted to $5,018,000 as compared to $1,624,000 for year ended December 31, 2010. The increase in exploration expenses in 2011 is a result of the Company’s continued exploration work on the Offshore Licenses, specifically, the execution of the 3D seismic program on each of the Yitzhak License and the Samuel License, compared with less exploration activities in 2010.

Impairment Charge

For the year ended December 31, 2011, the write off amounted to $1,226,000 in respect of the Company’s Eitan #1 well as well as consumables and equipment related to the Eitan License relinquished in 2011, as compared to $0 for the year ended December 31, 2010.

General and Administrative Expenses

For the year ended December 31, 2011, general and administrative expenses amounted to $5,031,000 as compared to $3,067,000 for year ended December 31, 2010. The increase in operating expenses results primarily from increased activity in Israel since late 2010, including the hiring of additional staff and the opening of the Company's new office in Israel as well as increased legal, accounting, travel and marketing expenses.

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

During the year ended December 31, 2012, the Company completed a Canadian public offering of 79,012,640 units, as a price of CDN$0.14 per unit, for gross proceeds of approximately CDN$11,061,770 (the “August Offering”). Each unit consisted of one common share in the capital of our Company and one warrant; each warrant entitles the holder to purchase one additional common share at a price of CDN$0.20 per share until August 9, 2015. The offering was qualified by a Canadian short form prospectus dated July 25, 2012, filed in the provinces of British Columbia, Alberta and Ontario, and was completed in accordance with Rule 903 of Regulation S under the Securities Act of 1933, as amended (the “Securities Act”). The Company concurrently offered the units to certain accredited investors in the United States through the U.S. registered broker-dealer affiliates of the Canadian agents, pursuant to Rule 506 of Regulation D under the Securities Act. Commissions of 6% in broker fees and broker warrants were paid on the offering. Each broker warrant is exercisable for one common share at an exercise price of CDN$0.14 per common share until August 9, 2014. The August Offering closed on August 9, 2012.

The Company has an accumulated deficit of $29 million as of December 31, 2012, and the Company had negative cash flows from operations of $4 million for the year ended December 31, 2012 ($6.4 million for the year ended December 31, 2011). The ability of the Company to continue as a going concern depends upon the discovery of economically recoverable reserves, the ability of the Company to obtain financing to complete development, and upon future profitable operations from the properties or proceeds from their disposition. The Company is an exploration stage company and has not earned any revenues from its oil and gas properties to date.

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

Year ended December 31, 2012 compared to year ended December 31, 2011

During the year ended December 31, 2012, the Company's overall position of cash and cash equivalents decreased by $5,700,000. This decrease in cash can be attributed to the following activities:

The Company's net cash used in operating activities during the year ended December 31, 2012 was $3,980,000 as compared to $6,414,000 for the year ended December 31, 2011. This decrease is due to the fact that most of the Company’s exploration activities are capitalized to Exploration and Evaluation Assets and are therefore included in investment activities.

Cash used in investing activities during the year ended December 31, 2012 was $12,003,000 as compared to cash used in investing activities of $657,000 during the year ended December 31, 2011. The investment in 2012 relates primarily to the capitalization of drilling costs in respect of the Offshore Licences.

Cash provided by financing activities for the year ended December 31, 2012 was $10,351,000 as compared to $6,617,000 during the year ended December 31, 2011. The cash provided in 2012 is primarily as a result of the completion of a public offering of shares and warrants for the net proceeds of $9,801,000. Cash provided in 2011 is as a result of a private placement for net proceeds of $6,152,000, and the exercise of warrants and employee stock options during the period.

There are no legal restrictions on transferring funds between Canada and Israel.

Year ended December 31, 2011 compared to the year ended December 31, 2010

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

Cash provided by financing activities for the year ended December 31, 2011 was $6,617,000 as compared to $10,754,000 during the year ended December 31, 2010. The cash provided in 2011 a result of the completion of a private placement for net proceeds of $6,152,000, and the exercise of warrants and employee stock options during the period. The cash provided in 2010 is a primarily as a result of the completion of a private placement for net proceeds of $10,077,000 in November 2010.

Capital Resources

At December 31, 2012, the Company's cash and cash equivalents were $2.4 million (December 31, 2011 - $8.1 million). The majority of this balance is being held in US Dollars. The Company's working capital at December 31, 2012 was $1.2 million as compared to $8 million at December 31, 2011. The decrease in 2012 is a result of significant exploration activities that took place during the year.

Commitments

The Company has commitments to the Ministry to complete the work programs on all of the Company’s licenses as set out above under Item 4B – “Offshore Licences”.

In order to maintain the current licenses, the Company will be required to expend amounts in respect of exploration expenditures. The Company intends to meet all of its drilling and related expenditures as they become due to maintain the Company’s interests in its oil and gas properties. These oil and gas expenditure obligations are not fixed and cannot be pre-determined with certainty. Failure to meet the obligations may result in the loss of the Company’s ownership interests.

The Company's share of the remaining contractual commitments as of December 31, 2012, for the Offshore Licenses is approximately $197,000. Due to our allegation that MELP materially breached the Gabriella 2012 Agreement, we believe that the $5 million commitment on the First LC Amount and the Second LC Amount, is not valid.

Critical Accounting Policies and Estimates

Our results of operation and financial condition are based on our consolidated financial statements, which are presented in accordance with IFRS. Certain accounting principles require us to make certain estimates, judgments and assumptions. We believe that the estimates, judgments and assumptions upon which we rely are reasonable based upon information available to us at that time. These estimates, judgments and assumptions can affect the reported amounts of assets and liabilities and the disclosure of contingent assets and liabilities as of the date of the financial statements, as well as the reported amounts of revenues and expenses during the periods presented. To the extent there are material differences between these estimates, judgments or assumptions and actual results, our financial statements will be affected. The significant accounting policies and estimates that we believe are the most critical to aid in fully understanding and evaluating our reported financial results include the following:

  Exploration and evaluation assets;
  Share-based payment transactions;
  Joint oil and gas ventures;
  Farm out arrangements in the exploration and evaluation phase;
  Impairment of financial assets; and
  Revenue recognition.

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

As of December 31, 2012, Adira has paid and aggregate of $3 million of operating costs on the Samuel License on behalf of GGRI and Emanuelle, made up as follows: Emanuelle and GGRI owe an aggregate of $2.8 million through their direct interest in the license, as Samuel JOA signatories and GGRI owes an additional $0.2 million, indirectly, through its 40% interest in Adira GeoGlobal. . Subsequent to balance sheet date, Adira issued a default letter to GGRI and Emanuelle in accordance with the Samuel JOA. The three parties are currently discussing a plan to ensure the reimbursement to Adira for such costs. If GGRI and Emanuelle do not repay Adira for the costs owed through their direct interest in the Samuel License, then in accordance with the Samuel JOA, Adira may seek reimbursement of these costs from the other Samuel License participants in proportion to their respective interests in the Samuel License, and all of the participants, including Adira, will each receive a proportionate increase in their interests in the Samuel License. In addition, if GGRI does not repay Adira for the costs owed through GGRI’s 40% ownership interest in Adira GeoGlobal, Adira may have to seek reimbursement through continued negotiation or litigation.

In addition, the Company did not sign a drilling contract for the Samuel license by March 31, 2013, nor has it spud a well by April 30, 2013, as required by the Ministry. Adira is currently in the process of requesting extensions for both milestones from the Ministry, but it is uncertain that such extensions will be received. The Company believes that, as of December 31, 2012, the events described above, including the lack of available funding from other license participants sufficient to meet the current milestones on the Samuel License, are indicators of impairment of the Samuel license and there is a low probability of realization of the asset from either the successful development or sale of the license in the near future. Accordingly, the Company recorded an impairment charge of $7.6 million on the exploration and evaluation assets (including uncollected receivables from GGRI and Emanuelle) in respect of the Samuel license for the year ended December 31, 2012.

Share-based payment transactions

The Company's employees and other service providers are entitled to remuneration in the form of equity-settled share-based payment transactions.

The cost of equity-settled transactions with employees is measured at the fair value of the equity instruments granted at grant date. The fair value is determined using an appropriate pricing model. As for other service providers, the cost of the transactions is measured at the fair value of the goods or services received as consideration for equity instruments. In cases where the fair value of the goods or services received as consideration of equity instruments cannot be measured, they are measured by reference to the fair value of the equity instruments granted.

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

Impairment of financial assets

At the end of each reporting period, the Company assesses whether there is objective evidence of impairment of a financial asset or group of financial assets carried at amortized cost.

As of the date hereof, there is objective evidence of impairment of debt instruments and receivables as a result of one or more events that has occurred after the initial recognition of the asset and that loss event has an impact on the estimated future cash flows. Evidence of impairment may include indications that the debtor is experiencing financial difficulties, including liquidity difficulty and default in interest or principal payments. The amount of the loss recorded in profit or loss is measured as the difference between the asset's carrying amount and the present value of estimated future cash flows (excluding future credit losses that have not yet been incurred) discounted at the financial asset's original effective interest rate (the effective interest rate computed at initial recognition). If the financial asset has a variable interest rate, the discount rate is the current effective interest rate. The carrying amount of the asset is reduced through the use of an allowance account (see allowance for doubtful accounts above). In a subsequent period, the amount of the impairment loss is reversed if the recovery of the asset can be related objectively to an event occurring after the impairment was recognized. The amount of the reversal, up to the amount of any previous impairment, is recorded in profit or loss.

Revenue recognition

Revenues are recognized in the statement of comprehensive loss when the revenues can be measured reliably, it is probable that the economic benefits associated with the transaction will flow to the Company and the costs incurred or to be incurred in respect of the transaction can be measured reliably.

The Company’s revenues are mainly derived from:

1. Operator fees - The Company acts as the operator or joint operator on the Offshore Licenses and is entitled to operator fees and revenues are recognized in accordance with the terms of the JOAs, as exploration expenses are incurred in the UJV’s.

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

E.              Off-Balance Sheet Arrangements

Except for the Myra and Sara Option and the Yam Hadera Option, we do not have any off-balance sheet arrangements that have or are reasonably likely to have a current or future effect on our financial condition, changes in financial condition, revenues or expenses, results of operations, liquidity, capital expenditures or capital resources that is material to investors.

F.              Tabular Disclosure of Contractual Obligations

The following sets forth our contractual obligations as of December 31, 2012:

	Payments due by period (U.S. dollars in thousands)
Contractual Obligations	Total	Less than 1 year	1-3 years	3-5 years	More than 5 years
Operating Lease Obligations	231	187	44	0	0
Approved funding commitment regarding our licenses	197	197	0	0	0
Total	428	384	44	0	0

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

The following table sets forth information relating to the directors and senior management of Adira as at the date of this Form 20-F:

Name(1)	Position
Dennis Bennie (2)(3)	Director (Co-Chairman)
Amos Lasker	Director (Co-Chairman) from August 22, 2012
Colin Kinley	Director
Alan Friedman (2)	Director and Executive Vice-President, Corporate Development
Jeffrey E. Walter	Chief Executive Officer from February 27, 2012 and Director from July 6, 2012
Richard Crist(2)(3)	Director from July 6, 2012
Gadi Levin	Chief Financial Officer Secretary Acting Principal Executive Officer from February 24 to February 27, 2012
Alon Polishuk	Vice-President, Contracts Administration and Regulations from August 15, 2012
Mosh Politi	Chief Geologist

(1)	Neither age nor date of birth of directors or senior managers is required to be reported in the Company’s home country (Canada) nor otherwise publicly disclosed.
(2)	Member of Audit Committee.
(3)	“Independent” for purposes of National Instrument 52-110 (“NI 52-110”).

During the 2012 financial year, Eli Barkat and Yale Renik Cramer resigned from the Board of Directors of Adira. Subsequent to the year end, Sheldon Inwentash resigned as a director on February 12, 2013, and Orit Leitman, who was appointed to the Board of Directors on November 26, 2012, resigned on March 10, 2013.

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

Adira Energy Holding Corp. (Ontario)

Name and Residence	Position	Date First Elected	Principal Occupation During Last 5 Years

Jeffrey E. Walter Annapolis MD, USA	Chief Executive Officer	February 27, 2012	Chief Executive Officer of White Birch Energy. Principal at Energy Consultant International. Vice President Europe and Mediterranean for Noble Energy Inc.

Gadi Levin Lev Hasharon, Israel	Chief Financial Officer	January 11, 2011	VP and Chief Financial Officer for two Israeli investment houses in the fields of private equity, hedge funds and real estate. Prior to that, financial consultant to the Prime Minister’s Office of the State of Israel

Alan Friedman Toronto, Canada	President, Secretary and Director	April 4, 2008	Founder, President and Chief Executive Officer of Rivonia Capital Inc., South African lawyer

Dennis Bennie Toronto, Canada	Director	April 4, 2008	Founder, XDL Venture Capital Fund and XDL Capital Invest

Adira Energy CBM Ltd. (Israel)

Name and Residence	Position	Date First Elected	Principal Occupation During Last 5 Years

Jeffrey E. Walter Annapolis MD, USA	Chief Executive Officer	February 27, 2012	Chief Executive Officer of White Birch Energy. Principal at Energy Consultant International. Vice President Europe and Mediterranean for Noble Energy Inc.

Gadi Levin Lev Hasharon, Israel	Chief Financial Officer and Director	February 17, 2011	VP and Chief Financial Officer for two Israeli investment houses in the fields of private equity, hedge funds and real estate. Prior to that, financial consultant to the Prime Minister’s Office of the State of Israel

Name and Residence	Position	Date First Elected	Principal Occupation During Last 5 Years

Adira Oil Technologies Ltd. (Israel)
Name and Residence	Position	Date First Elected	Principal Occupation During Last 5 Years

Jeffrey E. Walter Annapolis MD, USA	Chief Executive Officer	February 27, 2012	Chief Executive Officer of White Birch Energy. Principal at Energy Consultant International. Vice President Europe and Mediterranean for Noble Energy Inc.

Gadi Levin Lev Hasharon, Israel	Chief Financial Officer	March 1, 2011	VP and Chief Financial Officer for two Israeli investment houses in the fields of private equity, hedge funds and real estate. Prior to that, financial consultant to the Prime Minister’s Office of the State of Israel

Adira Energy Israel Ltd. (Israel)

Name and Residence	Position	Date First Elected	Principal Occupation During Last 5 Years

Jeffrey E. Walter Annapolis MD, USA	Chief Executive Officer	February 27, 2012	Chief Executive Officer of White Birch Energy. Principal at Energy Consultant International. Vice President Europe and Mediterranean for Noble Energy Inc.

Gadi Levin Lev Hasharon, Israel	Chief Financial Officer and Director	January 11, 2011	VP and Chief Financial Officer for two Israeli investment houses in the fields of private equity, hedge funds and real estate. Prior to that, financial consultant to the Prime Minister’s Office of the State of Israel

Adira Energy Israel Services Ltd. (Israel)

Name and Residence	Position	Date First Elected	Principal Occupation During Last 5 Years

Jeffrey E. Walter Annapolis MD, USA	Chief Executive Officer	February 27, 2012	Chief Executive Officer of White Birch Energy. Principal at Energy Consultant International. Vice President Europe and Mediterranean

Name and Residence	Position	Date First Elected	Principal Occupation During Last 5 Years
for Noble Energy Inc.

Gadi Levin Lev Hasharon, Israel	Chief Financial Officer and Director	April 4, 2011	VP and Chief Financial Officer for two Israeli investment houses in the fields of private equity, hedge funds and real estate. Prior to that, financial consultant to the Prime Minister’s Office of the State of Israel

Adira Geo Global Ltd. (Israel)

Name and Residence	Position	Date First Elected	Principal Occupation During Last 5 Years

Jeffrey E. Walter Annapolis MD, USA	Chief Executive Officer	February 27, 2012	Chief Executive Officer of White Birch Energy. Principal at Energy Consultant International. Vice President Europe and Mediterranean for Noble Energy Inc.

Gadi Levin Lev Hasharon, Israel	Chief Financial Officer and Director	April 4, 2011	VP and Chief Financial Officer for two Israeli investment houses in the fields of private equity, hedge funds and real estate. Prior to that, financial consultant to the Prime Minister’s Office of the State of Israel

Paul Miller Calgary, AB, Canada	Director	December 17, 2010	President and Chief Executive Officer of GeoGlobal Resources Inc. Prior to that, worked with Talisman Energy and Matrikon Inc. in various management capacities

Adira Energy Holdings (Barbados) Ltd. (Barbados)

Name and Residence	Position	Date First Elected	Principal Occupation During Last 5 Years

Dr. J. Gordon Murphy Lascelles, St. James, Barbados Barbados	President and Director	June 30, 2011	Self Employed Business and Technology Consultant since 1994. President and Director of Brownstone Ventures (Barbados) Inc. since December 2007 and of Pinetree (Barbados) Inc. since July 2000.

Name and Residence	Position	Date First Elected	Principal Occupation During Last 5 Years
Gadi Levin Lev Hasharon, Israel	Director	June 30, 2011	VP and Chief Financial Officer for two Israeli investment houses in the fields of private equity, hedge funds and real estate. Prior to that, financial consultant to the Prime Minister’s Office of the State of Israel

Joseph William Ward Falmouth House, Belair, St. Philip, Barbados	Director	August 11, 2011	Chartered Accountant and partner, BDO Barbados (formerly Ward, Patel & Co.). Director of Barbados Insurance Managers Limited

Adira Energy Investments (Barbados) Ltd. (Barbados)

Name and Residence	Position	Date First Elected	Principal Occupation During Last 5 Years

Dr. J. Gordon Murphy Lascelles, St. James, Barbados Barbados	President and Director	June 30, 2011	Self Employed Business and Technology Consultant since 1994. President and Director of Brownstone Ventures (Barbados) Inc. since December 2007 and of Pinetree (Barbados) Inc. since July 2000.

Gadi Levin Lev Hasharon, Israel	Director	June 30, 2011	VP and Chief Financial Officer for two Israeli investment houses in the fields of private equity, hedge funds and real estate. Prior to that, financial consultant to the Prime Minister’s Office of the State of Israel

Joseph William Ward Falmouth House, Belair, St. Philip, Barbados	Director	August 11, 2011	Chartered Accountant and partner, BDO Barbados (formerly Ward, Patel & Co.). Director of Barbados Insurance Managers Limited

The following is biographical information on directors and offers of the Company who are acting in the capacity of director or officer as of the date hereof:

Mr. Dennis Bennie. Mr. Bennie became Chairman and a director of Adira on August 31, 2009. Prior to that, Mr. Bennie was a founding member of Adira Holding Co., now a wholly-owned subsidiary of the Company and its Chairman since inception in April 2009. Over the past 25 years, Mr. Bennie has founded and managed several successful companies. In 1996, he founded the XDL Venture Capital Fund. One of its most noteworthy investments was a 1997 start-up, Delano Technology Corporation (NASD:DTEC). XDL Intervest, a $150 million fund was started in 1999 and is now fully invested. From 1988 to 1996, Mr. Bennie was Chairman and Chief Executive Officer of Delrina Corporation, which was listed on both the Toronto Stock Exchange and NASDAQ. Mr. Bennie serves on several boards and also regularly serves on various charitable boards.

Mr. Colin Kinley. Mr. Kinley became a director of Adira on August 31, 2009 and was a Senior Advisor of the Company from August 23, 2010 to December 15, 2011. He also served as President and Chief Operating Officer of the Company from July 22, 2010 to June 27, 2011. Mr. Kinley is Chief Executive Officer of Kinley Exploration LLC, a specialized exploration company providing integrated program exploration and development management for both new and established oil and gas plays. Mr. Kinley has over 30 years of international experience in the exploration of frontier resource plays, 26 years as a senior executive for Layne Christensen and its predecessor companies. During his tenure at Layne he had executive oversight of multiple service companies and exploration and production operations, both domestically and internationally. During the past 6 years, Mr. Kinley and his team have developed an E&P advisory firm consulting on the development of frontier oil and gas plays from concept development through to exploration. He is experienced and practiced in both public and private company disciplines.

Mr. Alan Friedman. Mr. Friedman became Executive Vice-President and a director of Adira on August 31, 2009. Prior to joining the Company, Mr. Friedman was a founding member of Adira Holding Co. and had been its President since its inception in April 2009. Mr. Friedman is a South African qualified attorney and has played an integral role in the acquisition of various mining and oil and gas assets, financings and go-public transactions for many resource companies over the past 13 years. Mr. Friedman is also the co-founder and Director of Eco (Atlantic) Oil & Gas Ltd., a TSXV listed oil and gas exploration company, developing various oil assets offshore and onshore Namibia. He was also a director and co-founder of Auryx Gold Corp., a TSX listed Namibian gold exploration company having been sold to B2 Gold for more than $150 million. Mr. Friedman is the President and Chief Executive Officer of Rivonia Capital Inc. and a director of the Canada-South Africa Chamber of Business.

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

Mr. Jeffrey Walter. Mr. Walter became Chief Executive Officer of Adira and was appointed to the applicable positions with Adira’s subsidiaries on February 27, 2012 and became a director of Adira on July 6, 2012. Immediately prior to joining the Company, Mr. Walter was the Chief Executive Officer of White Birch Energy, a start-up oil and gas company focussed on energy exploration in the Eastern Mediterranean (April 2010 to February 2012). Prior to his role at White Birch Energy, from April 2009 to February 2012, Mr. Walter was a principal at Energy Consultant International where he acted as a consultant for various oil and gas clients. From 2006 to 2009, Mr. Walter was Vice President Europe and Mediterranean for Noble Energy Inc. where he lead the Noble Energy Inc. team responsible for the Tamar field offshore Israel discovery and increased Noble Energy Inc.’s Eastern Mediterranean portfolio, including the discovery of the Leviathan Basin and Block 12 in Cyprus. Mr. Walter has a BS in Geology from The University of New Mexico.

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

Mr. Richard Crist. Mr. Crist became a director of Adira on July 6, 2012. He has over 42 years of oil and gas experience, with a broad range of managerial and technical expertise that includes 45 years in corporate and senior management roles. Prior to being appointed an officer of Gasco Energy, he held various senior managerial positions including Executive Vice President – Business Development for Delek US, Executive Vice President, Business Development for Elk Resources, a privately held, Denver-based oil and gas company. Degree as an engineer of geophysics with a minor in geology from the Colorado School of Mines in Golden, Colo. Member in good standing of the Society of Exploration Geophysicists and the American Association of Petroleum Geologists and is a Certified Petroleum Geologist.

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

B.              Compensation

During the year ended December 31, 2012, we paid aggregate remuneration to our directors and officers as a group who served in the capacity of director or executive officer during such year of approximately $1,982,000, of which $1,071,000 relates to salaries to executive officers and $911,000 relates to share based compensation to executive officer and directors.

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

Summary Compensation Table
The following table provides a summary of compensation paid to the senior management employed by our Company as of December 31, 2012 during the fiscal year then ended (in thousands of US Dollars):

Names and Principal Position	Salary ($)	Share- Based Awards ($)	Option- Based Awards ($)	Non-Equity Incentive Plan Compensation ($)		Pension Value ($)	All Other Compensation ($)	Total Compensation ($)
				Annual incentive plans	Long- term incentive plans
Hezi Kugler, Chief Executive Officer(1)	58	104	-	-	-	-	-	162

Names and Principal Position	Salary ($)	Share- Based Awards ($)	Option- Based Awards ($)	Non-Equity Incentive Plan Compensation ($)		Pension Value ($)	All Other Compensation ($)	Total Compensation ($)
				Annual incentive plans	Long- term incentive plans
Jeffrey E. Walter, Chief Executive Officer(2)	280	169	-	-	-	-	-	449
Gadi Levin, Chief Financial Officer	191	90	-	-	-	-	-	281
Alan Friedman, Executive Vice President, Corporate Development	144	78	-	-	-	-	-	222
Alon Polishuk, Vice President, Contracts Administration and Regulations	167	55	-	-	-	-	-	222
Moshe Politi Chief Geologist	183	72	-	-	-	-	-	255

Notes:

(1)

Mr. Kugler served as the Chief Executive Officer and Director of the Company from June 2, 2011 to February 24, 2012 and continued to assist the Company as a Strategic Consultant effective February 27, 2012 through to September 22, 2012.

(2)	Mr. Walter was appointed the Chief Executive Officer of the Company effective February 27, 2012.

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

Long-Term Incentive Plan Awards

The Company did not make any long-term incentive plan awards during the years ended December 31, 2012 and 2011.

Pension, Retirement or Similar Benefits

We have amounts set aside to provide for pension, retirement or similar benefits.

Employment Agreements

We have entered into employment agreements with certain of our officers. The agreements contain, among other things, confidentiality, non-solicitation and non-competition covenants that will apply during the term of each officer’s employment and for a specific period of time after termination of their employment.

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

As of the date of this Annual Report, we have employment agreements with the following officers of the Company:

Mr. Dennis Bennie – Co-Chairman

Effective August 31, 2009, we entered into an agreement with Mr. Bennie pursuant to which Mr. Bennie agreed to provide his services to us in the capacity of Co-Chairman of the Board for a term to continue until terminated (the “Bennie Agreement”). Under the Bennie Agreement, Mr. Bennie is paid an annual salary of CDN$60,000.

Pursuant to the Bennie Agreement, each party thereto is entitled to terminate the Bennie Agreement at any time by providing sixty days’ written notice. In addition, the Company is entitled to terminate the Bennie Agreement immediately without notice and/or payment in lieu for cause (as defined in the Bennie Agreement).

Furthermore, if the Bennie Agreement is terminated by the Company without cause (as defined in the Bennie Agreement), by Mr. Bennie for good reason (as defined in the Bennie Agreement ) or due to a change of control in the Company (as defined in the Bennie Agreement), Mr. Bennie is entitled to a payment equal to twenty four months’ salary and 100% of the stock options granted to Mr. Bennie will vest immediately.

Mr. Amos Lasker – Co-Chairman

Effective August 22, 2012, we entered into an agreement with Mr. Lasker pursuant to which Mr. Lasker agreed to provide his services to us in the capacity of Co-Chairman of the Board for a term to continue until terminated (the “Canadian Lasker Agreement”). Under the Canadian Lasker Agreement, Mr. Lasker was granted 300,000 stock options, exercisable at a price of CDN$0.20 (the “Canadian Lasker Compensation Options”). The Canadian Lasker Compensation Options have a vesting schedule of 1/3 vesting on the day the Canadian Lasker Compensation Option were publicly disclosed (the “Grant Date”), a further 1/3 on the first anniversary of the Grant Date and the remaining amount on the second anniversary of the Grant Date, expiring five years after the Grant Date.

Pursuant to the Canadian Lasker Agreement, each party thereto is entitled to terminate the Canadian Lasker Agreement at any time by providing sixty days’ written notice. In addition, the Company is entitled to terminate the Canadian Lasker Agreement immediately without notice for cause (as defined in the Canadian Lasker Agreement).

Furthermore, if the Canadian Lasker Agreement is terminated by the Company without cause (as defined in the Canadian Lasker Agreement), by Mr. Lasker for good reason (as defined in the Canadian Lasker Agreement) or due to a change of control in the Company (as defined in the Canadian Lasker Agreement), (i) 25% of the unvested stock options granted to Mr. Lasker will be accelerated and be vested if the Canaidan Lasker Agreement is terminated within 12 months of its effective date, (ii) 50% of the unvested stock options granted to Mr. Lasker will be accelerated and be vested if the Canadian Lasker Agreement is terminated between 13 and 36 months of its effective date, or (iii) 100% of the unvested stock options granted to Mr. Lasker will be accelerated and be vested if the Canadian Lasker Agreement is terminated at least 37 months of its effective date.

Effective August 22, 2012, Adira Israel entered into an employment agreement with Mr. Lasker pursuant to which Mr. Lasker agreed to provide his services to Adira Israel in the capacity of Vice President Business Development for a term to continue until terminated (the “Israeli Lasker Agreement”).

Under the Israeli Lasker Agreement, Mr. Lasker is paid a monthly salary of NIS 32,400 ($9,000, based on an exchange rate of one U.S. dollar into New Israeli Shekel of $1.00 per NIS 3.60, on 29 April, 2013, as published by International Monetary Fund), excluding VAT. Mr. Lasker was also granted 700,000 stock options, exercisable at a price of CDN$0.20 (the “Israeli Lasker Compensation Options”). The Israeli Lasker Compensation Options have a vesting schedule of 1/3 vesting on the Grant Date, a further 1/3 on the first anniversary of the Grant Date and the remaining amount on the second anniversary of the Grant Date, expiring five years after the Grant Date.

The Israeli Lasker Agreement contains certain representations, warranties and covenants, including, among other things, standard confidentiality, non-competition and non-solicitation covenants that will apply during the term of the Lasker Employment Agreement and for a period of six months thereafter.

Pursuant to the Israeli Lasker Agreement, each party thereto is entitled to terminate the Israeli Lasker Agreement at any time by providing thirty day’s written notice. In addition, the Company is entitled to terminate the Israeli Lasker Agreement immediately without notice and/or payment in lieu thereof if Mr. Lasker materially breaches the Israeli Lasker Agreement or Mr. Lasker engages in any act of dishonesty or fraud towards the Company.

Furthermore, if the Israeli Lasker Agreement is terminated by the Company without cause (as defined in the Israeli Lasker Agreement), by Mr. Lasker for good reason (as defined in the Israeli Lasker Agreement) or due to a change of control in the Company (as defined in the Israeli Lasker Agreement), Mr. Lasker is entitled to a payment equal (i) six months’ salary and 25% of the unvested stock options granted to Mr. Lasker will be accelerated and be vested if the Israeli Lasker Agreement is terminated within 12 months of its effective date, (ii) twelve months salary and 50% of the unvested stock options granted to Mr. Lasker will be accelerated and be vested if the Israeli Lasker Agreement is terminated between 13 and 36 months of its effective date, or (iii) twenty four months’ salary and 100% of the unvested stock options granted to Mr. Lasker will be accelerated and be vested if the Israeli Lasker Agreement is terminated at least 37 months of its effective date.

Mr. Alan Friedman – Executive Vice President, Corporate Development

Effective May 1, 2011, we entered into an employment agreement, as amended and restated on December 19, 2012 and as amended further on March 22, 2013, with Rivonia Capital Inc. (the “Friedman Service Company”), a company wholly owned by Mr. Friedman, pursuant to which Mr. Friedman agreed to provide his services to us in the capacity of Executive Vice President of Corporate Development for a term to continue until terminated (the “Friedman Service Agreement”). Mr. Friedman reports to the Company’s CEO.

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

Pursuant to the Friedman Service Agreement, each party thereto is entitled to terminate the Friedman Service Agreement at any time by providing sixty days’ written notice. In addition, the Company is entitled to terminate the Friedman Service Agreement immediately without notice and/or payment in lieu thereof if the Friedman Service Company or Mr. Friedman materially breach the Friedman Service Agreement and such breach is not cured within 30 days from the date on which the Company informs the party of such breach.

Furthermore, if the Friedman Service Agreement is terminated by the Company without cause (as defined in the Friedman Service Agreement), by the Friedman Service Company or Mr. Friedman for good reason (as defined in the Friedman Service Agreement ) or due to a change of control in the Company (as defined in the Friedman Service Agreement), the Friedman Service Company is entitled to a payment equal to twenty four months’ salary and 100% of the stock options granted to Mr. Friedman will vest immediately.

Notwithstanding the forgoing, for a 6 month period ending August 31, 2013, 50% of Mr. Friedman’s salary shall accrue and become payable on the earlier of September 1, 2013, or the happening of certain prescribed events. Additionally, if the Friedman Service Agreement is terminated during the 6 month period ending August 31, 2013 by the Company without cause (as defined in the Friedman Service Agreement), by the Friedman Service Company or Mr. Friedman for good reason (as defined in the Friedman Service Agreement) or due to a change of control in the Company (as defined in the Friedman Service Agreement), 50% of Mr. Friedman’s entitles (as described above) will be delayed until the earlier of September 1, 2013, or the happening of certain prescribed events.

Mr. Jeffery Walter – Chief Executive Officer from February 27, 2012

Effective February 27, 2012, we entered into an employment agreement with Mr. Walter, as amended and restated on October 19, 2012 and amended further on February 28, 2013, pursuant to which Mr. Walter agreed to provide his services to us in the capacity of Chief Executive Officer for a term to continue until terminated (the “Walter Employment Agreement”). Mr. Walter will report to the Company’s board of directors.

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

If the Walter Employment Agreement is terminated due to a change of control in the Company (as defined in the Walter Employment Agreement), by the Company without Cause (as defined in the Walter Employment Agreement) or by Mr. Walter for good reason (as defined in the Walter Employment Agreements), Mr. Walter is entitled to a payment equal (i) six months’ salary and 25% of the unvested stock options granted to Mr. Walter will be accelerated and be vested if the Walter Employment Agreement is terminated within 12 months of its effective date, (ii) twelve months salary and 50% of the unvested stock options granted to Mr. Walter will be accelerated and be vested if the Walter Employment Agreement is terminated between 13 and 36 months of its effective date, or (iii) twenty four months’ salary and 100% of the unvested stock options granted to Mr. Walter will be accelerated and be vested if the Walter Employment Agreement is terminated at least 37 months of its effective date.

Notwithstanding the foregoing, for a 6 month period ending August 31, 2013, 50% of Mr. Walters’s salary shall accrue and become payable on the earlier of September 1, 2013, or upon a change in control. Additionally, if the Walter Employment Agreement is terminated during the 6 month period ending August 31, 2013 by the Company without cause or by the Mr. Walter for good reason, Mr. Walter is entitled to a payment equal to three months’ salary and 25% of the unvested stock options granted to Mr. Walter will be accelerated and be vested.

Mr. Gadi Levin – Chief Financial Officer

Effective July 21, 2010, we entered into an employment agreement with Mr. Levin, as amended on September 13, 2012, and March 13, 2013, pursuant to which Mr. Levin agreed to provide his services to us in the capacity of Chief Financial Officer for a term to continue until terminated (the “ Levin Employment Agreement”). Mr. Levin reports to the Company’s CEO.

Under the Levin Employment Agreement, Mr. Levin is paid a monthly salary of NIS 51,000 ($14,167, based on an exchange rate of one U.S. dollar into New Israeli Shekel of $1.00 per NIS 3.60, on 29 April, 2013, as published by International Monetary Fund) and is entitled to, among other things, a vehicle allowance.

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

If the Levin Employment Agreement is terminated due to a change of control in the Company (as defined in the Levin Employment Agreement), by the Company without cause (as defined in the Levin Employment Agreement) or by Mr. Levin for good reason (as defined in the Levin Employment Agreements), Mr. Levin is entitled to a payment equal (i) six months salary and 25% of the unvested stock options granted to Mr. Levin will be accelerated and be vested if the Levin Employment Agreement is terminated within 12 months of its effective date, (ii) twelve months salary and 50% of the unvested stock options granted to Mr. Levin will be accelerated and be vested if the Levin Employment Agreement is terminated between 13 and 36 months of its effective date, or (iii) twenty four months salary and 100% of the unvested stock options granted to Mr. Levin will be accelerated and be vested if the Levin Employment Agreement is terminated at least 37 months of its effective date.

Notwithstanding the foregoing, for a six month period ending August 31, 2013, Mr. Levin’s salary will be reduced by 10%. The aggregate amount of the reduced salary during this period will paid to Mr. Levin at the earlier of September 1, 2013, a change in control of the Company (as defined in the Levin Employment Agreement), the resignation of Mr. Levin for good reason (as defined in the Levin Employment Agreement), the termination of the Levin Employment Agreement by the Company without cause (as defined in the Levin Employment Agreement).

Mr. Alon Polishuk – Vice President Contracts and Regulation

Effective August 1, 2011, we entered into an employment agreement with Mr. Polishuk, as amended on September 13, 2012 and April 23, 2013, pursuant to which Mr. Polishuk agreed to provide his services to us in the capacity of Vice President Contracts and Regulation for a term to continue until terminated (the “Polishuk Employment Agreement”). Mr. Polishuk reports to the Company’s CEO.

Under the Polishuk Employment Agreement, Mr. Polishuk is paid a monthly salary of NIS 44,700 ($12,417, based on an exchange rate of one U.S. dollar into New Israeli Shekel of $1.00 per NIS 3.60, on 29 April, 2013, as published by International Monetary Fund), excluding VAT, and is entitled to, among other things, a vehicle allowance.

The Polishuk Employment Agreement contains certain representations, warranties and covenants, including, among other things, standard confidentiality, non-competition and non-solicitation covenants that will apply during the term of the Polishuk Employment Agreement and for a period of six months thereafter.

Notwithstanding the forgoing, for a two month period ending June 30, 2013, the scope of Mr. Polishuk’s employment will be part-time and his total compensation will be NIS 27,300 per month ($7,583, based on an exchange rate of one U.S. dollar into New Israeli Shekel of $1.00 per NIS 3.60, on 29 April, 2013, as published by International Monetary Fund).

Pursuant to the Polishuk Employment Agreement, each party thereto is entitled to terminate the Polishuk Employment Agreement at any time by providing the other party (a) one month’s written notice, if Mr. Polishuk elects to work during this notice period in a full-time role at his original salary, and (b) two month’s written notice, if Mr. Polishuk elects to work during such notice period in a part-time role at his revised salary.

In addition, the Company is entitled to terminate the Polishuk Employment Agreement immediately without notice and/or payment in lieu thereof if Mr. Polishuk materially breaches the Polishuk Employment Agreement and such breach is not cured within 30 days from the date on which the Company informs Mr. Polishuk of such breach. If the Polishuk Employment Agreement is terminated due to a change of control in the Company (as defined in the Polishuk Employment Agreement), Mr. Polishuk is entitled to a payment equal to six months’ salary and a pro rata portion of Mr. Polishuk’s annual bonus entitlement, if any.

Furthermore, in accordance with the terms and conditions of the Polishuk Employment Agreement, on Mr. Polishuk’s termination without cause or resignation for good reason, Mr. Polishuk is entitled to a severance payment equal to six months’ salary. The Polishuk Employment Agreement cannot be terminated without cause prior to June 30, 2013.

Mr. Moshe Politi – Chief Geologist

Effective August 1, 2011, we entered into a revised employment agreement with Mr. Politi, as amended on April 23, 2013, pursuant to which Mr. Politi agreed to provide his services to us in the capacity of Chief Geologist for a term to continue until terminated (the “Politi Employment Agreement”). Mr. Politi reports to the Company’s CEO.

Under the Politi Employment Agreement, Mr. Politi is paid a monthly salary of NIS 33,000 ($9,167, based on an exchange rate of one U.S. dollar into New Israeli Shekel of $1.00 per NIS 3.60, on 29 April, 2013, as published by International Monetary Fund), excluding VAT, and is entitled to, among other things, a vehicle allowance.

The Politi Employment Agreement contains certain representations, warranties and covenants, including, among other things, standard confidentiality and non-competition and non-solicitation clauses effective during the term of the Politi Employment Agreement and for a period of six months thereafter.

Notwithstanding the forgoing, for a two month period ending June 30, 2013, the scope of Mr. Politi’s employment will be part-time and his total compensation will be NIS 28,222 per month ($7,839, based on an exchange rate of one U.S. dollar into New Israeli Shekel of $1.00 per NIS 3.60, on 29 April, 2013, as published by International Monetary Fund), excluding VAT.

Pursuant to the Politi Employment Agreement, each party thereto is entitled to terminate the Politi Employment Agreement at any time by providing the other party (a) one month’s written notice, if Mr. Politi elects to work during this notice period in a full-time role at his original salary, and (b) two month’s written notice, if Mr. Politi elects to work during such notice period in a part-time role at his revised salary.

In addition, the Company is entitled to terminate the Politi Employment Agreement immediately without notice and/or payment in lieu thereof if Mr. Politi materially breaches the Politi Employment Agreement and such breach is not cured within 30 days from the date on which the Company informs Mr. Politi of such breach. If the Politi Employment Agreement is terminated due to a change of control in the Company (as defined in the Politi Employment Agreement), Mr. Politi is entitled to a payment equal to six months’ salary and a pro rata portion of Mr. Politi’s annual bonus entitlement, if any.

Furthermore, in accordance with the terms and conditions of the Politi Employment Agreement, on Mr. Politi’s termination without cause or resignation for good reason, Mr. Politi is entitled to a severance payment equal to six months’ salary. The Politi Employment Agreement cannot be terminated without cause prior to June 30, 2013.

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

The Board’s review of the performance of the Company and the Chief Executive Officer as measured against objectives established in the prior year by the Board and the CEO. The evaluation is to be used by the Board in its deliberations concerning the CEO’s annual compensation. The evaluation of performance against objectives forms part of the determination of the entire compensation of senior employees. The Board is also responsible for reviewing the compensation of the Directors on an annual basis, taking into account such matters as time commitment, responsibility and compensation provided by comparable organizations. The compensation committee will make an annual review of such matters and make a recommendation to the Board.

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

Audit, Compensation and Disclosure Committees

Audit Committee

We have a standing Audit Committee that assists the directors of Adira in overseeing all material aspects of the Company’s reporting, control and audit functions, except those specifically related to the responsibilities of another standing committee of the Board. The role of the Audit Committee includes a particular focus on the qualitative aspects of financial reporting to shareholders and on the Company’s processes for the management of business/financial risk and for compliance with significant applicable legal, ethical, and regulatory requirements. The Audit Committee is responsible for, among other things, the making recommendations to our Board of Directors with respect to the appointment and remuneration of the Company’s independent accountant. A copy of our Audit Committee Charter was filed as an exhibit to our Form 10-KSB filed for the Company’s 2003 fiscal year.

As of the date hereof, our Audit Committee is comprised of Dennis Bennie, Richard Crist and Alan Friedman.

The Company has procedures for the review and pre-approval of any services performed by its auditors. The procedures require that all proposed engagements of its auditors for audit and non-audit services be submitted to the Audit Committee for approval prior to the beginning of any such services. The Audit Committee considers such requests, and, if acceptable to a majority of the Audit Committee members, pre-approves such audit and non-audit services by a resolution authorizing management to engage the Company's auditors for such audit and non-audit services. During such deliberations, the Audit Committee assesses, among other factors, whether the services requested would be considered "prohibited services" as contemplated by the regulations of the SEC, and whether the services requested and the fees related to such services could impair the independence of the auditors.

Pursuant to section 6.1 of National Instrument 52-110 – Audit Committees ("NI 52-110"), as adopted by the Canadian Securities Administrators (the "CSA"), the Company is exempt from the requirements of Parts 3 and 5 of NI 52-110 for the year ended December 31, 2012, by virtue of the Company being a "venture issuer" (as defined in NI 52-110).

Part 3 of NI 52-110 prescribes certain requirements for the composition of audit committees of non-exempt companies that are reporting issuers under Canadian provincial securities legislation. Part 3 of NI 52-110 requires, among other things that an audit committee be comprised of at three directors, each of whom, is, subject to certain exceptions, independent and financially literate in accordance with the standards set forth in NI 52-110.

Part 5 of NI 52-110 requires an annual information form that is filed by a non-exempt reporting issuer under National Instrument 51-102 – Continuous Disclosure Obligations, as adopted the CSA, to include certain disclosure about the issuer's audit committee, including, among other things: the text of the audit committee's charter; the name of each audit committee member and whether or not the member is independent and financially literate; whether a recommendation of the audit committee to nominate or compensate an external auditor was not adopted by the issuer's board of directors, and the reasons for the board's decision; a description of any policies and procedures adopted by the audit committee for the engagement of non-audit services; and disclosure of the fees billed by the issuer's external auditor in each of the last two fiscal years for audit, tax and other services.

Compensation Committee

We have a Compensation Committee comprised of Dennis Bennie, Richard Crist and Colin Kinley. Currently, any material commitments, inclusive of remuneration, are required to be pre-approved by the Board, following recommendation of the Compensation Committee

Disclosure Committee

We have a Disclosure Committee comprised of Dennis Bennie, Alan Friedman and Jeffery Walter and a Disclosure Committee Charter. Our Disclosure Committee is comprised of all of our officers and directors. The purpose of the Committee is to provide assistance to the Chief Executive Officer and the Chief Financial Officer in fulfilling their responsibilities regarding the identification and disclosure of material information about us, and the accuracy, completeness and timeliness of our financial reports.

D.              Employees

As of December 31, 2012, we and our subsidiaries together employed a total of 16 full-time employees, out of which 12 are employed in Israel and 4 in North America, 7 employees who performed management and professional functions. 2 employees provide administrative services, 2 provide legal/regulatory service, and 5 provide geological/technical services to the Company.

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

E.              Share Ownership

Shares

The shareholdings of our officers and directors are set forth below as of the date hereof.

Holder name	No. of Shares held	Percentage of holding		Percentage of holding in full dilution (1)
		% in capital	% in voting	% in capital	% in voting
Dennis Bennie(2)	13,403,928	7.41%	7.41%	4.53%	4.53%
Alan Friedman(3)	6,988,267	3.87%	3.87%	2.36%	2.36%
Colin Kinley(4)	50,000	0.03%	0.03%	0.02%	0.02%
Jeffrey Walter	173,946	0.10%	0.10%	0.06%	0.06%

(1)	In full dilution means with the exercise of non-negotiable warrants and options which were allotted to the Company’s employees and officers and to private investors.
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

(4)	Mr. Colin Kinley is an interested party in the Company by virtue of his share holdings and by virtue of him serving as a director in the Company.

Options

The stock options, exercisable into common shares of the Company, held by our officers and directors are set forth below as of the date hereof.

Name	Position	Allotment date	Expiration date	Exercise price (US Dollar) (1)	Vesting date (2)	Total
Dennis Bennie	Co-Chairman	Aug. 31, 2009	Aug. 20, 2014	$0.25	A	396,000
		Jan. 28, 2010	Jan. 27, 2015	$0.61	E	250,000
		Jan. 11, 2011	Jan. 10, 2015	$0.80	I	100,000
		Aug. 22, 2012	Aug. 21, 2017	$0.20	R	1,520,000
Alan Friedman	Executive Vice President, Corporate Development and	Aug. 31, 2009	Aug. 20, 2014	$0.25	A	396,000
		Aug. 31, 2009	Aug. 20, 2014	$0.25	C	250,000
		Jan. 28, 2010	Jan. 27, 2015	$0.60	E	250,000

Name	Position	Allotment date	Expiration date	Exercise price (US Dollar) (1)	Vesting date (2)	Total
	Director	Jan. 11, 2011	Jan. 10, 2017	$0.80	G	150,000
		Aug. 22, 2012	Aug. 21, 2017	$0.20	R	1,060,000
Colin Kinley	Director	Aug. 31, 2009	Aug. 20, 2014	$0.25	B	400,000
		Sep. 23, 2009	Sep. 23, 2014	$0.25	D	250,000
		Jan. 28, 2010	Jan. 28, 2015	$0.60	E	250,000
		Jan. 18, 2011	Jan. 17, 2017	$0.80	I	800,000
		Mar. 18, 2011	Mar. 17, 2017	$0.80	J	100,000
		Aug. 22, 2012	Aug. 21, 2017	$0.20	R	150,000
Gadi Levin	Chief Financial Officer	Jul. 22, 2010	Jul. 21, 2015	$0.61	H	250,000
		May. 3, 2011	May. 2, 2016	$0.60	L	250,000
		Aug. 22, 2012	Aug. 21, 2017	$0.20	R	910,000
Jeffrey Walter	Chief Executive Officer	Mar. 14, 2012	Mar. 13, 2017	$0.25	Q	2,000,000
		Aug. 22, 2012	Aug. 21, 2017	$0.20	R	760,000
Richard Crist	Director	Aug. 22, 2012	Aug. 21, 2017	$0.20	R	600,000
Amos Lasker	Co-Chairman	Aug. 22, 2012	Aug. 21, 2017	$0.20	R	1,000,000

(1)	The exercise prices of employee stock options in 2010 were set in US Dollars and in 2011 in Canadian Dollars. The tables show all amounts in US Dollars.
(2)	The details of the vesting terms are as follows:

	(i)	Type A stock options vest over 2 years, with 12.5% vesting each quarter with the initial amount vesting on the date three months after the grant date.

	(ii)	Type B stock options vest 8.5% at the end of each quarter for the first two years and 8% at the end of each quarter thereafter. The initial amount will vest three months after the grant date.

	(iii)	Type C stock options vest over 4 years, with 6.25% vesting at the end of each quarter with the initial amount vesting on the date three months after the grant date.

(iv)

Type D stock options vest at 12.5% each quarter and the initial amount vests on the business day immediately on which each of the optionees is elected or appointed as a director of the Company. In the event they are not elected as a director, all options granted expire immediately.

	(v)	Type E stock options vest over 2 years, with 12.5% vesting at the end of each quarter with the initial amount vesting on the date three months after the grant date.

	(vi)	Type H stock options vest 12.5% each quarter over two years with the initial amount vesting on the grant date.

	(vii)	Type I stock options vest 12.5% every six months over four years with the initial amount vesting on the date three months after the grant date;

	(viii)	Type J stock options vest 12.5% every six months over four years with the initial amount vested on September 18, 2011;

(ix)	Type L stock options vest 12.5% every six months over four years with the initial amount vested on September 3, 2011;

(x)	Type Q stock options vest 12.5% every six months over four years with the initial vesting on March 14, 2013;

(xi)	Type R stock options vest 33.33% every twelve months over two years with the initial vesting on August 22, 2012; and

Each option may be exercised to purchase one of our common shares at the exercise price.

Warrants

The share purchase warrants held by our officers and directors are set forth below as of the date hereof.

Name	Position	Allotment date	Expiration date	Exercise price	Total
Dennis Bennie	Co-Chairman of the Board	Dec. 3, 2010	Dec. 3, 2013	$0.55	157,000
		August 9, 2012	August 9, 2015	$0.20	7,142,860
Alan Friedman	Executive Vice President, Corporate Development and Director	Dec. 3, 2010	Dec. 3, 2013	$0.55	75,000
		August 9, 2012	August 9, 2015	$0.20	1,000,000
Colin Kinley	Director	Dec. 3, 2010	Dec. 3, 2013	$0.55	25,000
Jeffrey Walter	Director, Chief Executive Officer	August 9, 2012	August 9, 2015	$0.20	173,946

Each warrant may be exercised to purchase one of our common shares at the exercise price.

Equity Compensation Plans

The following table summarizes our compensation plans under which equity securities are authorized for issuance as at December 31, 2012.

Plan Category	Number of securities to be issued upon exercise of outstanding options, warrants and rights	Weighted-average exercise price of outstanding options, warrants and rights	Number of securities remaining available for future issuance under equity compensation plans(1) (excluding securities reflected in the second column)
Equity compensation plans approved by securityholders	115,084,124	0.26	417,000
Equity compensation plans not approved by securityholders	N/A	N/A	N/A
Total:	115,084,124	0.26	417,000

(1)

The number of securities remaining available for future issuance under our 10% rolling stock option plan as at the end of our most recently completed financial year is calculated on the basis of 10% of the Company’s issued and outstanding shares as at such date (being 10% of 180,781,093 - 17,661,109 = 417,000).

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

As of the date of this Form 20-F, 22,565,218 options had been granted under the New Stock Option Plan as follows (527,811 options have been exercised and 4,356,298 options have been cancelled):

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

14.

On August 22, 2012, 8,130,000 options were granted to certain directors, officers and employees of the Company. Terms of the options include an exercise price of CDN$0.20 per common share, a vesting schedule allowing for the vesting of 33.33% of the options granted every year with the initial amount vesting on August 22, 2012, resulting in the options being fully vested on August 22, 2014. The options expire on August 22, 2017.

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

ITEM 7              MAJOR SHAREHOLDER AND RELATED PARTY TRANSACTIONS

A.              Major Shareholders

Major Shareholders

We are a publicly-held corporation, with our shares held by residents of the United States, Canada and other countries. To the best of our knowledge, as at December 31, 2012, no person, corporation or other entity beneficially owns, directly or indirectly, or controls more than 5% of our common shares, except as follows:

Name	Number of Common Shares Owned(1)	Percentage(2)
Dennis Bennie	13,403,928(3)	7.41%
Sheldon Inwantash	14,242,290(4)	7.88%
BRM Group Ltd.(5)	10,000,000	5.53%
Goodman Investment Counsel Inc. (6)	16,077,715	8.89%

(1)

Under Rule 13d–3, a beneficial owner of a security includes any person who, directly or indirectly, through any contract, arrangement, understanding, relationship, or otherwise has or shares: (i) voting power, which includes the power to vote, or to direct the voting of shares; and (ii) investment power, which includes the power to dispose or direct the disposition of shares. Certain shares may be deemed to be beneficially owned by more than one person (if, for example, persons share the power to vote or the power to dispose of the shares). In addition, shares are deemed to be beneficially owned by a person if the person has the right to acquire the shares (for example, upon exercise of an option) within 60 days of the date as of which the information is provided. In computing the percentage ownership of any person, the amount of shares outstanding is deemed to include the amount of shares beneficially owned by such person (and only such person) by reason of these acquisition rights. As a result, the percentage of outstanding shares of any person as shown in this table does not necessarily reflect the person’s actual ownership or voting power with respect to the number of common shares actually outstanding on the date hereof.

(2)	Based on 101,768,453 of our common shares issued and outstanding as of the date of this filing.
(3)	Includes 100,000 shares held by spouse. (4) Includes 884,667 held by spouse.
(5)	BRM is a private investment company beneficially owned by Mr. Eli Barkat, Mr. Nir Barkat and Mr. Yuval Rakav.
(6)	Includes shares held by Goodman Investment Counsel Inc. and associated companies that are controlled by Mr. Nathan Goodman.

Each of our common shares entitles the holder thereof to one vote.

Geographic Breakdown of Shareholders

As of December 31, 2012, our shareholder register indicates that our common shares are held as follows:

Location	Number of Shares	Percentage of Total Shares	Number of Registered Shareholders of Record
United States	2,374,043	1.31	57
Canada	160,895,273	89	44
Other	17,511,777	9.69	21
Total	180,781,093	100	122

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

B.              Related Party Transactions

No director or senior officer of the Company, and no associate or affiliate of the foregoing persons, and no insider has or has had any material interest, direct or indirect, in any transactions, or in any proposed transaction, which in either such case has materially affected or will materially affect us or our predecessors during the years ended December 31, 2012 except as follows:

(a)

During the year ended December 31, 2012, the Company incurred $357,000 in consulting fees and operating expenses to private companies which are controlled by directors or officers of the Company (year ended December 31, 2011 - $906,000).

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

		Year ended
		December 31,
	2012	2011	2010
	U.S. dollars in thousands

Short-term employee benefits	$1,071	$911	$481
Share based compensation	613	850	595

	$1,684	$1,761	$1,076

Benefits in respect of key management persons (including directors) who are not employed by the Company:

	Year ended
	December 31,
	2012	2011	2010
	U.S. dollars in thousands

Share based compensation	$298	$206	$243

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

The following table shows the progression in the high and low closing trading prices of our common shares on the OCTBB for the periods listed.

	High ($)	Low ($)
Annual (fiscal year)
2012	0.34	0.09
2011	0.90	0.21
2010	0.90	0.25
2009	0.54	0.05
2008	0.50	0.03

Quarterly
Fiscal 2012
Fourth Quarter	0.15	0.09
Third Quarter	0.16	0.11
Second Quarter	0.31	0.17
First Quarter	0.34	0.15

Fiscal 2011
Fourth Quarter	0.46	0.21
Third Quarter	0.62	0.29
Second Quarter	0.79	0.46
First Quarter	0.90	0.55

Monthly
April 1, 2013 to April 29, 2013	0.03	0.02
March 2013	0.03	0.01
February 2013	0.08	0.02
January 2013	0.12	0.08
December 2012	0.12	0.09
November 2012	0.13	0.10

The following table shows the progression in the high and low closing trading prices of our common shares on the TSXV for the periods listed.

	High ($)	Low ($)
Annual (fiscal year)
2012	0.34	0.09
2011	0.90	0.20
2010(1)	0.90	0.55
2009(1)	N/A	N/A
2008(1)	N/A	N/A

Notes:
(1) We commenced trading on the TSXV on December 2, 2010. Therefore, information may not be available for all periods listed.

	High ($)	Low ($)
Quarterly
Fiscal 2012
Fourth Quarter	0.14	0.09
Third Quarter	0.18	0.11
Second Quarter	0.30	0.18
First Quarter	0.34	0.16

Fiscal 2011
Fourth Quarter	0.435	0.20
Third Quarter	0.58	0.30
Second Quarter	0.71	0.43
First Quarter	0.90	0.60

Monthly
April 1, 2013 to April 29, 2013	0.03	0.02
March 2013	0.03	0.02
February 2013	0.08	0.02
January 2013	0.12	0.08
December 2012	0.11	0.09
November 2012	0.12	0.10

Escrowed Securities

As of December 31, 2012, the following securities were subject to escrow:

Designation of Class	Number of Securities held in escrow or that are subject to a contractual restriction on transfer	% of Class(1)
Common Shares	13,300,773	7.36%
Options	1,013,100	5.73%
Warrants	0	0.0%

(1) Based on 180,791,093 Common Shares, 17,681,109 Options and 97,423,015 Warrants issued and outstanding as at December 31, 2012.

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

With effect from our continuation under the CBCA, our corporate constituting documents are comprised of our Articles of Continuance (“Articles”) and our By-Laws (“By-Laws”). Information regarding our Articles and By-Laws is incorporated by reference from Amendment No. 3 to our registration statement on Form S-4, which was filed with the SEC on October 10, 2010. The forms of our Articles and By-Laws were included as Appendices C and D, respectively, to the proxy statement/prospectus included in the registration statement, and the proxy statement/prospectus contained a summary, under the heading “Comparative Rights of Stockholders,” of the more significant differences between the Nevada Revised Statutes and the CBCA which resulted in various changes in the rights of our shareholders as a result of our continuance.

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

C.              Material Contracts

The Company is party to certain joint operating agreements and farmout agreements with respect to the Offshore Licenses, which have been granted and are held either directly or indirectly by the Company, and are disclosed under Item 4.B. – “Business Overview”. The Company is of the view that the Offshore Licenses, joint operating agreements and farmout agreements have been obtained or entered into in the ordinary course of its business.

The Company is party to executive employment agreements with certain of its officers, which are disclosed under Item 6.B – “Directors, Senior Management and Employees- Compensation”.

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

For a direct acquisition that would result in an acquisition of control of the Company, subject to the exception for “WTO-investors” that are controlled by persons who are resident in World Trade Organization (“WTO”) member nations , a proposed investment would be reviewable where the value of the acquired assets is CAD $5 million or more, or if an order for review was made by the federal cabinet on the grounds that the investment related to Canada’s cultural heritage or national identity, where the value of the acquired assets is less than CAD $5 million.

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

In the case of a direct acquisition by or from a “WTO investor”, the threshold is significantly higher, and is adjusted for inflation each year. The 2013 threshold is CAD$444 million. Other than the exception noted below, an indirect acquisition involving a WTO investor is not reviewable under the Investment Act.

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

This summary is for general information purposes only and does not purport to be a complete analysis or listing of all potential U.S. federal income tax considerations that may apply to a U.S. Holder arising from and relating to the acquisition, ownership, and disposition of our common shares. In addition, this summary does not take into account the individual facts and circumstances of any particular U.S. Holder that may affect the U.S. federal income tax consequences to such U.S. Holder, including without limitation specific tax consequences to a U.S. Holder under an applicable tax treaty. Accordingly, this summary is not intended to be, and should not be construed as, legal or U.S. federal income tax advice with respect to any U.S. Holder. This summary does not address the U.S. federal alternative minimum, U.S. federal estate and gift, U.S. state and local, and foreign tax consequences to U.S. Holders of the acquisition, ownership, and disposition of our common shares. Except as specifically set forth below, this summary does not discuss applicable tax reporting requirements. Each U.S. Holder should consult its own tax advisor regarding the U.S. federal, U.S. federal alternative minimum, U.S. federal estate and gift, U.S. state and local, and foreign tax consequences relating to the acquisition, ownership, and disposition of our common shares.

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

Taxation of Distributions

A U.S. Holder that receives a distribution, including a constructive distribution, with respect to our common share will be required to include the amount of such distribution in gross income as a dividend (without reduction for any foreign income tax withheld from such distribution) to the extent of the current or accumulated “earnings and profits” of we, as computed for U.S. federal income tax purposes. To the extent that a distribution exceeds the current and accumulated “earnings and profits” of we, such distribution will be treated first as a tax-free return of capital to the extent of a U.S. Holder's tax basis in the our common shares and thereafter as gain from the sale or exchange of such our common shares (see “Sale or Other Taxable Disposition of Common Shares” below). However, we may not maintain the calculations of earnings and profits in accordance with U.S. federal income tax principles, and each U.S. Holder should therefore assume that any distribution by us with respect to the our common shares will constitute ordinary dividend income. Dividends received on our common shares generally will not constitute qualified dividend income eligible for the “dividends received deduction”. Subject to applicable limitations and provided that we are eligible for the benefits of the Canada-U.S. Tax Convention, dividends paid by us to non-corporate U.S. Holders, including individuals, generally will be eligible for the preferential tax rates applicable to long-term capital gains for dividends, provided certain holding period and other conditions are satisfied, including that we are not classified as a PFIC (as defined below) in the tax year of distribution or in the preceding tax year. The dividend rules are complex, and each U.S. Holder should consult its own tax advisor regarding the application of such rules.

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

Passive Foreign Investment Company Rules

If we were to constitute a PFIC for any year during a U.S. Holder’s holding period, then certain potentially adverse rules would affect the U.S. federal income tax consequences to a U.S. Holder resulting from the acquisition, ownership and disposition of our common shares. We do not believe that we were a PFIC during our tax years ended September 30, 2010 and December 31, 2010, 2011 and 2012. However, we believe we were a PFIC in prior tax years. PFIC classification is fundamentally factual in nature, generally cannot be determined until the close of the tax year in question, and is determined annually. Additionally, the analysis depends, in part, on the application of complex U.S. federal income tax rules, which are subject to differing interpretations. Consequently, there can be no assurances regarding our PFIC status for any tax year during which U.S. Holders hold our common shares.

In addition, in any year in which we are classified as a PFIC, such holder may be required to file an annual report with the IRS containing such information as Treasury Regulations and/or other IRS guidance may require. U.S. Holders should consult their own tax advisors regarding the requirements of filing such information returns under these rules, including the requirement to file a revised IRS Form 8621.

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

Additional Considerations

Additional Tax on Passive Income

Individuals, estates and certain trusts whose income exceeds certain thresholds will be required to pay a 3.8% Medicare surtax on “net investment income” including, among other things, dividends and net gain from disposition of property (other than property held in a trade or business). U.S. Holders should consult with their own tax advisors regarding the effect, if any, of this tax on their ownership and disposition of our common shares.

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

Backup Withholding and Information Reporting

Under U.S. federal income tax law and Treasury Regulations, certain categories of U.S. Holders must file information returns with respect to their investment in, or involvement in, a foreign corporation. For example, U.S. return disclosure obligations (and related penalties) are imposed on individuals who are U.S. Holders that hold certain specified foreign financial assets in excess certain threshold amounts. The definition of specified foreign financial assets includes not only financial accounts maintained in foreign financial institutions, but also, unless held in accounts maintained by a financial institution, any stock or security issued by a non-U.S. person, any financial instrument or contract held for investment that has an issuer or counterparty other than a U.S. person and any interest in a foreign entity. U. S. Holders may be subject to these reporting requirements unless our common shares are held in an account at certain financial institutions. Penalties for failure to file certain of these information returns are substantial. U.S. Holders should consult with their own tax advisors regarding the requirements of filing information returns, including the requirement to file an IRS Form 8938.

Payments made within the U.S. or by a U.S. payor or U.S. middleman, of dividends on, and proceeds arising from the sale or other taxable disposition of, our common shares will generally be subject to information reporting and backup withholding tax, at the rate of 28%, if a U.S. Holder (a) fails to furnish such U.S. Holder’s correct U.S. taxpayer identification number (generally on Form W-9), (b) furnishes an incorrect U.S. taxpayer identification number, (c) is notified by the IRS that such U.S. Holder has previously failed to properly report items subject to backup withholding tax, or (d) fails to certify, under penalty of perjury, that such U.S. Holder has furnished its correct U.S. taxpayer identification number and that the IRS has not notified such U.S. Holder that it is subject to backup withholding tax. However, certain exempt persons generally are excluded from these information reporting and backup withholding rules. Backup withholding is not an additional tax. Any amounts withheld under the U.S. backup withholding tax rules will be allowed as a credit against a U.S. Holder’s U.S. federal income tax liability, if any, or will be refunded, if such U.S. Holder furnishes required information to the IRS in a timely manner. Each U.S. Holder should consult its own tax advisor regarding the information reporting and backup withholding rules.

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

I.              Subsidiary Information

See Item 4.C – “Organizational Structure” of this Annual Report on Form 20-F.

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

	December 31
	2012	2011
	U.S. dollars in thousands
Profit (loss) from change:

5% increase in exchange rate US/CAN	(153)	67

5% decrease in exchange rate US/CAN	153	(67)

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

PART II

ITEM 13           DEFAULTS, DIVIDEND ARREARAGES AND DELINQUENCIES

None.

ITEM 14           MATERIAL MODIFICATIONS TO THE RIGHTS OF SECURITY HOLDERS AND USE OF PROCEEDS

None.

ITEM 15           CONTROLS AND PROCEDURES

Disclosure Controls and Procedures

Disclosure controls and procedures are defined in Rule 13a-15(e) and 15d-15(e) under the Securities Exchange Act of 1934, as amended (“Exchange Act”) to mean controls and other procedures of an issuer that are designed to ensure that information required to be disclosed by the issuer in the reports that it files or submits under the Exchange Act is recorded, processed, summarized and reported, within the time periods specified in the SEC’s rules and forms and includes, without limitation, controls and procedures designed to ensure that such information is accumulated and communicated to the issuer’s management, including its principal executive and principal financial officers, or persons performing similar functions, as appropriate to allow timely decisions regarding required disclosure.

As required under the Exchange Act, we have carried out an evaluation of the effectiveness of the design and operation of our company’s disclosure controls and procedures as of the end of the period covered by this annual report on Form 20-F, being December 31, 2012. This evaluation was carried out by our Chief Executive Officer (being our principal executive officer) and Chief Financial Officer (being our principal financial officer). Based upon that evaluation, our Chief Executive Officer and Chief Financial Officer concluded that the Company’s disclosure controls and procedures were effective as at December 31, 2012.

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

Under the supervision and with the participation of our Chief Executive Officer and Chief Financial Officer, our management assessed the effectiveness of the Company’s internal control over financial reporting as at December 31, 2012. In making this assessment, the Company’s management used the criteria, established in Internal Control-Integrated Framework issued by the Committee of Sponsoring Organizations of the Treadway Commission (COSO). Based upon this assessment, our management concluded that the Company’s internal control over financial reporting was effective as of December 31, 2012.

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

Changes in Internal Control over Financial Reporting

During the period ended December 31, 2012, there were no changes in our internal control over financial reporting (as defined in Rules 13a-15(f) and 15d-15(f) of the Exchange Act) that have materially affected, or are reasonably likely to materially affect, our internal control over financial reporting.

ITEM 16A         AUDIT COMMITTEE FINANCIAL EXPERTS

As disclosed above, as of the date hereof, our Audit Committee is comprised of Dennis Bennie, Richard Crist and Alan Friedman.

The Board has determined that Messrs. Bennie and Crist meet the SEC’s definition of an “audit committee financial expert”, as defined in Item 16 of Form 20-F. Although we are not currently subject to any law, rule or regulation in the United States requiring that we establish or maintain an audit committee, the Board has determined that Messrs. Bennie and Crist meet the definition of an “independent director”, as defined in Section 803 of the NYSE MKT Company Guide.

ITEM 16B         CODE OF ETHICS

We have adopted a Code of Business Conduct that applies to all of our employees and officers, including our principal executive officer, principal financial officer, principal accounting officer or controller, or persons performing similar functions. The Code of Business Conduct meets the requirements for a “code of ethics” within the meaning of that term in Item 16B of Form 20-F. The text of our Code of Business Conduct is also posted on our website at www.adiraenergy.com, under the “Company” tab. In addition, a copy of our Code of Business Conduct will be provided to any person without charge, upon request. All requests for a copy of our code of ethics should be directed in writing to the attention of Gadi Levin, c/o Adira Energy Ltd., 120 Adelaide Street West, Suite 1204, Toronto, Ontario, Canada M5H 1T1, or by email at: glevin@adiraenergy.com.

ITEM 16C         PRINCIPAL ACCOUNTANT FEES AND SERVICES

The following table sets forth information regarding the amount billed to us by our principal independent auditors, Kost Forer Gabbay & Kasierer, a member of Ernst & Young Global, for our fiscal years ended December 31, 2011 and 2010:

	Period Ended December 31
	2012	2011
Audit Fees:	$155,000	$110,000
Audit Related Fees:	$88,000	$18,000
Tax Fees:	$120,000	$64,000
Total:	$363,000	$174,000

Audit Fees

This category includes the aggregate fees billed by our independent auditor for the audit of our consolidated annual financial statements, reviews of interim financial statements and attestation services that are provided in connection with statutory and regulatory filings or engagements.

Audit Related Fees

This category includes the aggregate fees billed in each of the last two fiscal years for assurance and related services by the independent auditors that are reasonably related to the performance of the audits or reviews of the financial statements and are not reported above under "Audit Fees," and generally consist of fees for other engagements under professional auditing standards, accounting and reporting consultations.

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

ITEM 16E         PURCHASE OF EQUITY SECURITIES BY THE ISSUER AND AFFILIATED PURCHASERS

None.

ITEM 16F         CHANGES TO REGISTRANT’S CERTIFYING ACCOUNTANT

From August 23, 2010 until March 16, 2011, MSCM LLP acted as our independent auditors. On March 16, 2011 we appointed Kost Forer Gabbay and Kasierer, a member firm of Ernst & Young Global, as our new auditors. MSCM LLP’s reports on our financial statements for our past two fiscal years did not contain an adverse opinion or disclaimer of opinion and were not qualified or modified as to uncertainty, audit scope or accounting principles, except to indicate doubt as to the Company’s ability to continue as a going concern. During our past two fiscal years there were no disagreements between our Company and our independent auditors on any matter of accounting principles or practices, financial statement disclosure or auditing scope or procedure.

ITEM 16G         CORPORATE GOVERNANCE

Not applicable.

ITEM 16H         MINE SAFETY DISCLOSURE

Not applicable.

PART III

ITEM 17           FINANCIAL STATEMENTS

Not applicable.

ITEM 18           FINANCIAL STATEMENTS

Financial Statements Filed as Part of this Annual Report:

  Report of Independent Registered Public Accounting Firm dated April 30, 2013;

  Consolidated statement of financial position for the fiscal years ended December 31, 2012 and 2011;

  Consolidated statements of comprehensive income for the fiscal years ended December 31, 2012 and 2011;

  Consolidated statements of changes in shareholder’s equity for the fiscal years ended December 31, 2012 and 2011;

  Consolidated statements of cash flows for the fiscal years ended December 31, 2012 and 2011; and

  Notes to consolidated financial statements

ADIRA ENERGY LTD.
(Canadian Company)

CONSOLIDATED FINANCIAL STATEMENTS

AS OF DECEMBER 31, 2012

U.S. DOLLARS IN THOUSANDS

- - - - - - - - - - - - - - - - - -

REPORT OF INDEPENDENT REGISTERED PUBLIC ACCOUNTING FIRM

To the Board of Directors and Shareholders of

ADIRA ENERGY LTD.

          We have audited the accompanying consolidated balance sheets of Adira Energy Ltd. ("the Company") and its subsidiaries as of December 31, 2012 and 2011, and the related consolidated statements of comprehensive loss, changes in equity and cash flows for each of the three years in the period ended December 31, 2012. These financial statements are the responsibility of the Company's management. Our responsibility is to express an opinion on these financial statements based on our audits.

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

          In our opinion, the consolidated financial statements referred to above present fairly, in all material respects, the consolidated financial position of the Company and its subsidiaries as of December 31, 2012 and 2011 and the consolidated results of their operations and their cash flows for each of the three years in the period ended December 31, 2012, in conformity with International Financial Reporting Standards as issued by the International Accounting Standards Board.

          As described in Note 1b to the financial statements, as of December 31, 2012 the Company has an accumulated deficit of $29 million and a negative cash flow from operations of $4 million for the year ended December 31, 2012. The Company is an early exploration stage company and its existing funds and operating revenues are currently insufficient to finance its future operating expenses and exploration funding commitments. These matters and other matters discussed in Note 1b, raise substantial doubt about the Company's ability to continue as a going concern. The consolidated financial statements do not include any adjustments relating to the recoverability and classification of recorded asset amounts and classification of liabilities that might be necessary should the Company be unable to continue as a going concern.

KOST FORER GABBAY &
Tel-Aviv, Israel	KASIERER
April 30, 2013	A Member of Ernst & Young Global

ADIRA ENERGY LTD.

CONSOLIDATED STATEMENTS OF FINANCIAL POSITION
U.S. dollars in thousands

		December 31,
	Note	2012	2011
ASSETS

CURRENT ASSETS:
Cash and cash equivalents	4	$2,394	$8,094
Restricted deposits	5	1,082	100
Accounts receivable	6	360	96
Other receivables and prepaid expenses	7	4,701	1,117

Total current assets		8,537	9,407

NON-CURRENT ASSETS:
Restricted deposits	5	-	343
Property and equipment, net	8	276	459
Long - term receivables	9b (2)	640	-
Exploration and evaluation assets	9	5,887	38

Total non-current assets		6,803	840

Total assets		$15,340	$10,247

LIABILITIES AND EQUITY

CURRENT LIABILITIES:
Trade payables	10	$5,841	$482
Other accounts payable and accrued liabilities	11	1,476	939

Total current liabilities		7,317	1,421

LONG-TERM LIABILITIES
Share warrants	14b	3,013	-

Total long-term liabilities		3,013	-

EQUITY:
Share capital	14	-	-
Additional paid-in capital		33,966	27,775
Accumulated deficit		(28,956)	(19,169)

Equity attributable to equity holders of the parent		5,010	8,606
Non-controlling interests		-	220

Total equity		5,010	8,826

Total liabilities and equity		$15,340	$10,247

The accompanying notes are an integral part of the consolidated financial statements.

Approved on Behalf of the Board:

April 30, 2013
Date of approval of the financial	Dennis Bennie	Alan Friedman
statements	Chairman of the board of directors	Director

ADIRA ENERGY LTD.

CONSOLIDATED STATEMENTS OF COMPREHENSIVE LOSS
U.S. dollars in thousands, except share and per share data

		Year ended
		December 31,
	Note	2012	2011	2010

Revenues and other income	17	$1,889	$1,323	$1,707

Expenses:
Exploration expenses	9	1,026	5,018	1,624
General and administrative expenses	18	5,304	5,031	3,067
Impairment charge	9	7,810	1,226	-

Total expenses		14,140	11,275	4,691

Operating loss		(12,251)	(9,952)	(2,984)

Financing income	19	2,480	43	-
Financing expense	19	(745)	(109)	(5)

Loss before income taxes		(10,516)	(10,018)	(2,989)
Income taxes	13	(41)	(33)	(15)

Net loss and comprehensive loss		$(10,557)	$(10,051)	$(3,004)

Net loss and comprehensive loss attributed to:
Equity holders of the parent		(8,554)	(9,489)	(2,958)
Non-controlling interests		$(2,003)	$(562)	$(46)

		$(10,557)	$(10,051)	$(3,004)

Basic and diluted net loss per share attributable to equity holders of the parent		(0.06)	(0.10)	(0.05)

Weighted average number of Ordinary shares used in computing basic and diluted net loss per share		132,940,856	99,813,334	65,653,700

The accompanying notes are an integral part of the consolidated financial statements.

ADIRA ENERGY LTD.
CONSOLIDATED STATEMENTS OF CHANGES IN EQUITY
U.S. dollars in thousands, except share data

			Attributable to equity holders
			of the parent
			Additional			Non-
	Number of	Share	paid in	Accumulated		controlling	Total
	shares	capital	capital	deficit	Total	interests	equity

Balance as of January 1, 2010	62,640,001	-	$8,932	$(6,722)	$2,210	$-	$2,210

Shares and warrants issued in private placement, net (Note 14b(i))	27,500,000	-	*)10,077	-	10,077	-	10,077

Investment in equity of subsidiary by non-controlling interests	-	-	-	-	-	677	677
Share-based compensation	-	-	1,277	-	1,277	-	1,277
Net loss	-	-	-	(2,958)	(2,958)	(46)	(3,004)

Balance as of December 31, 2010	90,140,001	-	20,286	(9,680)	10,606	631	11,237

Shares issued in private placement, net (Note 14b(ii))	10,483,871	-	*)6,152	-	6,152	-	6,152
Exercise of warrants and options	1,144,581	-	314	-	314	-	314
Investment in equity of subsidiary by non-controlling interests	-	-	-	-	-	151	151
Share-based compensation	-	-	1,023	-	1,023	-	1,023
Net loss	-	-	-	(9,489)	(9,489)	(562)	(10,051)

Balance as of December 31, 2011	101,768,453	-	27,775	(19,169)	8,606	220	8,826

Shares issued in private placement, net (Note 14b(iii))	79,012,640	-	*)5,215	-	5,215	-	5,215
Investment in equity of subsidiary by non-controlling interests	-	-	-	-	-	550	550
Share-based compensation	-	-	976	-	976	-	976
Net loss	-	-	-	(8,554)	(8,554)	(2,003)	(10,557)
Adjustment of non-controlling interests **)	-	-	-	(1,233)	(1,233)	1,233	-

Balance as of December 31, 2012	180,781,093	-	$33,966	$(28,956)	$5,010	$-	$5,010

*)	Net of issuance expenses of $923, $472 and $791 in the years 2010, 2011 and 2012, respectively.
**)	Due to assumption of liabilities of a subsidiary.

The accompanying notes are an integral part of the consolidated financial statements.

ADIRA ENERGY LTD.

CONSOLIDATED STATEMENTS OF CASH FLOWS
U.S. dollars in thousands

	Year ended
	December 31,
	2012	2011	2010
Cash flows from operating activities:
Net loss	$(10,557)	$(10,051)	$(3,004)

Adjustments to reconcile net loss to net cash used in operating activities:
Adjustments to the profit or loss items:
Exchange rate differences for cash and cash equivalents	68	138	15
Depreciation	96	80	12
Impairment charge	7,810	1,226	-
Issuance expenses	726	-	-
Reevaluation of warrants	(2,299)	-	-
Share-based compensation	976	1,023	1,277

	7,377	2,467	1,304

Changes in operating asset and liability items:
Decrease (increase) in accounts receivable, other receivables and prepaid expenses	(6,696)	7,122	(8,456)
Increase (decrease) in trade payables	5,359	(6,611)	7,014
Increase in other accounts payable and accrued liabilities	537	659	132

	(800)	1,170	(1,310)

Net cash used in operating activities	(3,980)	(6,414)	(3,010)

Cash flows from investing activities:
Expenditures on exploration and evaluation assets	(10,654)	(923)	(7)
Purchase of property and equipment	(70)	(297)	(74)
Increase in long term receivables	(640)	-	-
Decrease (increase) in restricted cash	(639)	563	(1,006)

Net cash used in investing activities	(12,003)	(657)	(1,087)

Cash flows from financing activities:
Proceeds from issuance of warrants, net of issuance expenses	4,586	-	-
Proceeds from issue of shares, net of issuance expenses	5,215	6,152	10,077
Investment in equity of subsidiary by non-controlling interests	550	151	677
Proceeds from exercise of warrants and options to employees	-	314	-

Net cash provided by financing activities	10,351	6,617	10,754

Exchange rate differences for cash and cash equivalents	(68)	(138)	(15)

Increase (decrease) in cash and cash equivalents	(5,700)	(592)	6,642
Cash and cash equivalents at the beginning of the year	8,094	8,686	2,044

Cash and cash equivalents at the end of the year	$2,394	$8,094	$8,686

The accompanying notes are an integral part of the consolidated financial statements.

ADIRA ENERGY LTD.

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS
U.S. dollars in thousands, except share and per share data

NOTE 1:-	GENERAL

a.	Nature of operations:

Adira Energy Ltd. and its subsidiaries ("Adira" or "the Company"), is an oil and gas early-stage exploration company. Adira is a limited company, incorporated on April 8, 2009, and domiciled in Toronto, Ontario, Canada. The Company's shares are currently traded on the OTC market in the U.S. and the TSX Venture Exchange in Canada. The consolidated financial statements of the Company for the year ended December 31, 2012 were authorized for issue in accordance with a resolution of the directors on April 29, 2013.

The Company has been granted three offshore petroleum licenses in Israel. The Company's wholly-owned Canadian subsidiary, Adira Energy Holdings Corp. owns three wholly owned active Israeli subsidiaries as follows as of December 31, 2012: (i) Adira Energy Israel Limited, which holds two offshore petroleum licenses being the "Gabriella License No. 378" ("Gabriella") of which it owns a 15% interest and the "Yitzhak License No. 380" ("Yitzhak") of which it owns 60% interest (see also Notes 9 and 19); (ii) Adira Oil Technologies Limited ("AOT") has been granted a 23.25% interest in one offshore petroleum license, the "Samuel License No. 388" ("Samuel"), (Gabriella, Yitzhak and Samuel - collectively the "Offshore Licenses") and (iii) Adira Energy Israel Services Ltd. provides services in respect of the entities described above. Adira Energy Holdings Corp. also owns 60% of the subsidiary, Adira Geo Global Limited ("AGG"), which owns a 30% interest in Samuel.

Adira Energy Israel Limited is the operator of Gabriella, a co-operator of Yitzhak and AGG is the operator of Samuel. As the operator, the Company has established Unincorporated Joint Ventures ("UJV's") to manage the exploration activities of each of the offshore licenses. The Company receives consulting and operator fees in accordance with the terms of Joint Operating Agreements signed between the Company and each of its consortium partners in the UJV's.

ADIRA ENERGY LTD.

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS
U.S. dollars in thousands, except share and per share data

NOTE 1:-	GENERAL (Cont.)

b.	Financial position:

As reflected in the consolidated financial statements, as of December 31, 2012, the Company has an accumulated deficit of $28,956 and, in 2012, the Company had negative cash flows from operations of $3,980. The Company is an early-exploration stage company and its existing funds and operating revenues are currently insufficient to finance its future operating expenses and exploration funding commitments.

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

The key assumptions made in the financial statements concerning uncertainties at the end of the reporting period and the critical estimates computed by the Company that may result in a material adjustment to the carrying amounts of assets and liabilities within the next financial year are discussed below.

-	Impairment of Exploration and Evaluation Assets:

The Company reviews its Exploration and Evaluation Assets for impairment at least once a year and when facts and circumstances suggest that the carrying amount of an exploration and evaluation asset may exceed its recoverable amount. This requires management to make judgments, estimates and assumptions with respect to the probability that the carrying amount of the exploration and evaluation asset will be recovered in full from successful development or by sale. See Note 9 for further details.

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

c.	Unincorporated joint oil and gas ventures:

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

The allowance for doubtful accounts is determined in respect of specific debts whose collection, in the opinion of the Company's management, is doubtful. No allowance for doubtful account exists as of December 31, 2012 and 2011.

h.	Financial instruments:

	1.	Financial assets:

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

6.	Issue of a unit of securities:

The issue of a unit of securities involves the allocation of the proceeds received (before issue expenses) to the components of the securities issued in the unit based on the following order: financial derivatives and other financial instruments measured at fair value in each period. Then fair value is determined for financial liabilities and compound instruments (such as convertible debentures) that are presented at amortized cost. The proceeds allocated to equity instruments are the residual amount calculated as the difference between the total proceeds and the proceeds allocated as above. Issue costs are allocated to each component pro rata to the amounts determined for each component in the unit.

i.	Property and equipment:

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

Depreciation of an asset ceases at the earlier of the date that the asset is classified as held for sale and the date that the asset is derecognized. An asset is derecognized on disposal or when no further economic benefits are expected from its use. The gain or loss arising from the derecognition of the asset (determined as the difference between the net disposal proceeds and the carrying amount in the financial statements) is included in profit or loss when the asset is derecognized.

ADIRA ENERGY LTD.

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS
U.S. dollars in thousands, except share and per share data

NOTE 3:	SIGNIFICANT ACCOUNTING POLICIES (Cont.)

j.	Impairment of non-financial assets:

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

k.	Exploration and evaluation assets:

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

l.	Taxes on income:

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

m.	Share-based payment transactions:

The Company's employees and other service providers are entitled to remuneration in the form of equity-settled share-based payment transactions.

The cost of equity-settled transactions with employees is measured at the fair value of the equity instruments granted at grant date. Fair value measurement of all options and warrants granted is determined using an appropriate pricing model. As for other service providers, the cost of the transactions is measured at the fair value of the goods or services received as consideration for equity instruments. In cases where the fair value of the goods or services received as consideration of equity instruments cannot be measured, they are measured by reference to the fair value of the equity instruments granted.

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

n.	Employee benefit liabilities:

The Company has several employee benefit plans:

1.	Short-term employee benefits:

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

ADIRA ENERGY LTD.

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS
U.S. dollars in thousands, except share and per share data

NOTE 3:	SIGNIFICANT ACCOUNTING POLICIES (Cont.)

o.	Revenue recognition:

Revenues are recognized in the statement of comprehensive loss when the revenues can be measured reliably, it is probable that the economic benefits associated with the transaction will flow to the Company and the costs incurred or to be incurred in respect of the transaction can be measured reliably.

The Company's revenues are derived from:

Operator fees - the Company acts as the operator on the Offshore Licenses and is entitled to operator fees at a fixed rate of 7.5% of the total exploration costs incurred by the respective UJV's or at a rate ranging from 1.2%-4.8% of the total exploration costs incurred by the respective UJV's depending on the annual expenditures in the UJV. Revenues from operator fees are recognized in accordance with the terms of the Joint Operating Agreements, as exploration costs are incurred in the UJV's.

Consulting fees - The Company provides consulting services in respect of the Offshore Licenses on a "time and materials" basis. Consulting fees are recognized as revenues as the services are rendered to the respective UJV's.

p.	Finance income and expenses:

Finance income comprises interest income on cash, cash equivalents and restricted cash and exchange rate gains and losses.

Gains and losses on exchange rate differences are reported on a net basis.

q.	Loss per share:

Loss per share is calculated by dividing the net loss attributable to equity holders of the Company by the weighted number of Ordinary shares outstanding during the period. Basic loss per share only includes shares that were actually outstanding during the period. Potential Ordinary shares (warrants and employee options) are only included in the computation of diluted loss per share when their conversion decreases earnings per share or increases loss per share from continuing operations. Further, potential Ordinary shares that are converted during the period are included in diluted earnings per share only until the conversion date and from that date in basic earnings per share.

All share options and warrants outstanding for all periods presented have not been included in the calculation of diluted loss per share, as they are antidilutive.

ADIRA ENERGY LTD.

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS
U.S. dollars in thousands, except share and per share data

NOTE 3:	SIGNIFICANT ACCOUNTING POLICIES (Cont.)

r.	Decommissioning liability:

Decommissioning liability is recognized when the Company has a present legal or constructive obligation as a result of past events, and it is probable that an outflow of resources will be required to settle the obligation, and a reliable estimate of the amount of obligation can be made. A corresponding amount equivalent to the provision is also recognized as part of the cost of the related property and equipment. The amount recognized is the estimated cost of decommissioning, discounted to its present value. Changes in the estimated timing of decommissioning or decommissioning cost estimates are dealt with prospectively by recording an adjustment to the provision, and a corresponding adjustment to property and equipment. The unwinding of the discount on the decommissioning provision is included as a finance cost.

s.	Presentation of statement of comprehensive loss:

The Company has elected to present a single statement of comprehensive loss which includes both the items of the statement of operation and the items of other comprehensive loss.

t.	Reclassification:

Certain amounts have been reclassified in comparative data in order to conform to current year's presentation.

u.	Disclosure of new IFRSs in the period prior to their adoption:

IAS 32 - Financial Instruments: Presentation and IFRS 7 - Financial Instruments: Disclosure:

The IASB issued certain amendments to IAS 32 ("the amendments to IAS 32") regarding the offsetting of financial assets and liabilities. The amendments to IAS 32 clarify, among others, the meaning of "currently has a legally enforceable right of set-off" ("the right of set-off"). Among others, the amendments to IAS 32 prescribe that the right of set-off must be legally enforceable not only during the ordinary course of business of the parties to the contract but also in the event of bankruptcy or insolvency of one of the parties. The amendments to IAS 32 also state that in order for the right of set-off to be currently available, it must not be contingent on a future event, there may not be periods during which the right is not available, or there may not be any events that will cause the right to expire.

The IASB also issued amendments to IFRS 7 ("the amendments to IFRS 7") regarding the offsetting of financial assets and liabilities. According to the amendments to IFRS 7, the Company is required, among others, to provide disclosure of rights of set-off and related arrangements (such as collateral agreements), the composition of amounts that are set off, and amounts subject to enforceable master netting arrangements that do not meet the offsetting criteria of IAS 32.

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

ADIRA ENERGY LTD.

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS
U.S. dollars in thousands, except share and per share data

NOTE 4:-	CASH AND CASH EQUIVALENTS

	December 31,
	2012	2011
	U.S. dollars in thousands

In US Dollars	$2,205	$6,633
In Canadian Dollars	73	1,324
In NIS	116	137

	$2,394	$8,094

NOTE 5:-	RESTRICTED CASH

Short-term restricted cash of $ 100 as of December 31, 2012 and 2011 relates to deposits held by a financial institution as security in connection with a guarantee against the Company's credit facility and was released subsequent to balance sheet date.

Long-term restricted cash of $ 65 as of December 31, 2011 and short-term restricted cash of $67 as of December 31, 2012 relates to cash held by a financial institution as a guarantee for the Company's Israeli office and the land lease on the Eitan license.

Long-term restricted cash of $ 278 as of December 31, 2011 and short-term restricted cash of $915 as of December 31, 2012 relates to deposits held by a financial institution as security in connection with the guarantee in favor of customs.

NOTE 6:-	ACCOUNTS RECEIVABLE

Accounts receivable are non-interest bearing and are generally on 30-90 days terms. The Company has no past due or impaired trade receivables as of December 31, 2012 and 2011.

ADIRA ENERGY LTD.

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS
U.S. dollars in thousands, except share and per share data

NOTE 7:-	OTHER RECEIVABLES AND PREPAID EXPENSES

	December 31,
	2012	2011
	U.S. dollars in thousands

Receivable from UJVs	$3,563	$586
Government authorities	889	220
Prepaid expenses	175	195
Other receivables	26	11
Consumables	48	105

	$4,701	$1,117

NOTE 8:-	PROPERTY AND EQUIPMENT, NET

Composition and movement:

2012

		Office	Computer
	Drilling rig	furniture	and
	and related	and	peripheral
	equipment	equipment	equipment	Total
	U.S. dollars in thousands
Cost:

Balance at January 1, 2012	$426	$83	$215	$724
Purchases during the year	-	-	70	70

Balance at December 31, 2012	426	83	285	794

Accumulated depreciation:
Balance at January 1, 2012	191	14	60	265
Additions during the year:
Depreciation for the year **)	-	16	80	96

Provision for impairment *)	157	-	-	-

Balance at December 31, 2012	348	30	140	518

Depreciated cost at December 31, 2012	$78	$53	$145	$276

*)	Following the Eitan license relinquishment in 2011 (See Note 9a), an impairment loss of $157 was recognized in the Statement of Comprehensive Loss for 2012.
**)

On January 2012, the Company activated a program for the sale of the drilling rig and related equipment and commenced marketing the equipment for sale. Accordingly, the equipment was accounted for as held for sale under IFRS 5 and therefore was not depreciated during 2012.

ADIRA ENERGY LTD.

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS
U.S. dollars in thousands, except share and per share data

NOTE 8:-	PROPERTY AND EQUIPMENT, NET (Cont.)

		Office	Computer
	Drilling rig	furniture	and
	and related	and	peripheral
	equipment	equipment	equipment	Total
	U.S. dollars in thousands
Cost:

Balance at January 1, 2011	$389	$6	$32	$427

Purchases during the year	37	77	183	297

Balance at December 31, 2011	426	83	215	724

Accumulated depreciation:

Balance at January 1, 2011	9	-	3	12

Additions during the year:

Depreciation for the year *)	40	14	57	111

Provision for impairment **)	142	-	-	142

Balance at December 31, 2011	191	14	60	265

Depreciated cost at December 31, 2011	$235	$69	$155	$459

*)	Including depreciation of drilling rig and drilling equipment of $31 that was capitalized to exploration and evaluation assets.
**)	Following the Eitan license relinquishment in 2011 (See Note 9a), an impairment loss of $142 was recognized in the Statement of Comprehensive Loss for 2011.

NOTE 9:	EXPLORATION AND EVALUATION ASSETS

The following is a description of activities in respect of the Company's licenses:

a.	Eitan:

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

The Company commenced drilling its first new well ("Eitan # 1") in January 2011. In accordance with the Company's accounting policy, the Company capitalized $935 to Exploration and Evaluation Assets during 2011.

Following a review and further analysis by the Company's geoscientists, in consultation with outside consultants, management concluded in November 2011 that commercial quantities of hydrocarbons were not present in the Eitan 1 well. In December 2011, the Company notified the Ministry of Energy and Water Resources of the State of Israel ("the Ministry") that it is relinquishing the license and in December 2012. The Company received a final confirmation from the Ministry approving the surrender of the Eitan License.

As a result of the above, the Company recorded in 2011 $1,226 non-cash impairment charge arising from the write-off of exploration and evaluation assets, as well as inventory and equipment related to onshore drilling in the statement of comprehensive loss. In 2012, the Company decided to sell the remaining inventory and equipment and recorded a $214 non-cash impairment charge arising from the write-off of exploration and evaluation assets as well as inventory and equipment related to onshore drilling in the statement of comprehensive loss. In 2012, the Company decided to sell the remaining inventory and equipment.

The exploration expenses relating to the Eitan license that were not capitalized are as follows:

	Year ended December 31,
	2012	2011	2010
	U.S. dollars in thousands

Exploration expenses	$116	$784	$568

b.	Off-shore licenses:

	(1)	Gabriella:

The Gabriella License was awarded to the Company in July 2009 and covers 97,000 acres (392 sq. km.) and is located approximately 10 km offshore Israel between Netanya and Ashdod. The license was issued for an initial three year period and may be renewed upon fulfillment of certain conditions for a further four year period with a further renewal option of two years in case of a reserve discovery. As of December 31, 2012, the Company had received a renewal of the Gabriella license to September 2013, including extension of certain milestones.

ADIRA ENERGY LTD.

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS
U.S. dollars in thousands, except share and per share data

NOTE 9:	EXPLORATION AND EVALUATION ASSETS (Cont.)

As of December 31, 2012, the Company has a 15% working interest in Gabriella. In addition, the Company is the operator of the Gabriella License and is entitled to an operating fee as described below.

In January 2010, Adira Energy Israel Ltd., signed an agreement with Modiin Energy Limited Partnership ("MELP") and Modiin Energy General Partners ("MEGP") (collectively "Modiin") to facilitate the full initial funding of the Gabriella License. Under the terms of the agreement, Modiin farmed in 70% of the rights of participation in the Gabriella License (the "Gabriella Project"). Brownstone Ventures Inc ("Brownstone") has a 15% participating interest in the Gabriella License. Brownstone's working interest is registered in the Company's name. Transfer of the beneficial ownership is subject to the approval of the Ministry. Until such time, these participating interests are held in trust by the Company. Modiin has agreed to fund its 70% share, as well as the Company's 15% share of the work program up to a total of $8,000 (i.e. $1,200). Modiin completed this funding commitment in 2011.

In addition, Modiin agreed to pay Adira: 1) a monthly management fee of $ 12.5 for a period of two years commencing February 1, 2010, 2) one half of the management fees MEGP receives from MELP (3.75% of 7.5% management fees) in respect to this license, for a period of 24 months, commencing February 1, 2010, after which the amount increases to 4.25% (the "Modiin Management Fees"); and 3) a royalty of 2.25% from both MELP and MEGP each from any resources extracted until Modiin recovers its costs incurred, after which the royalty increases to 5.25% (the "Modiin Royalty" and together with the Modiin Buy Back Option and Modiin Management Fees, the "Modiin Farmout Rights"). Due to the uncertainty of receipt of these fees and royalties in the event of the termination of the exploration program, these fees and royalties are recorded as income upon receipt.

The Company has an option to purchase 15% of the Gabriella License from Modiin (or 21.43% of MELP's 70% interest) any time until the earlier of six months after a discovery or seven years from July 2009 ("Modiin Buy Back Option"). The exercise price for this option is the actual costs incurred by Modiin on the 15% interest up until the exercise date.

All exploration and extraction activity on the Gabriella License, and the relationship of the participating interest holders, is governed by a joint operating agreement or "JOA" (the "Gabriella JOA"). The Gabriella JOA parties paid the Company an operating fee equal to 7.5% of the cumulative, direct costs incurred to operate the Gabriella License, through January 26, 2012. Commencing January 27, 2012, the Gabriella License participants began paying a new operator fee of (i) a $25 per month, plus (ii) an additional sliding-scale percentage of exploration expenses incurred, ranging from 4.8% of annual exploration expenses (if less than $2,000) down to 1.2% of annual exploration expenses (if over $6,000).

ADIRA ENERGY LTD.

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS
U.S. dollars in thousands, except share and per share data

NOTE 9:	EXPLORATION AND EVALUATION ASSETS (Cont.)

On July 19, 2012, the Company announced that MELP executed a drilling contract with Noble International Ltd ("Noble Drilling") to secure access to the Noble Homer Farrington drilling unit rig for a minimum of 75 days to drill one well, and possibly one sidetrack on behalf of the Gabriella License (the "Drilling Contract"). The Drilling Contract, which has since been terminated as previously reported, required that MELP provide a letter of credit or cash collateral within specified time frames outlined in the Drilling Contract. Pursuant to the Drilling Contract, the parties determined that a letter of credit will be issued to secure the Drilling Contract.

On June 12, 2012, of the Company signed a Memorandum of Understanding ("MOU") with MELP and Brownstone, pursuant to which the parties agreed to authorize MELP to sign the Drilling Contract and the Company agreed to provide its working interest share of the collateral due to Noble Drilling. The MOU provided that if Adira failed to pay its share of the collateral, then it would: (a) withdraw from the Gabriella JOA; (b) assign its participating interest in the Gabriella License to the other participants in proportion to their holdings; and (c) relinquish all back-in rights, overriding royalty interests ("ORRI") and management fees, rights of first refusal and co-sale rights to MELP. Pursuant to the MOU, Adira Israel also granted MELP the MELP Yitzhak Option (as described below).

On December 21, 2012, the Company entered into an agreement with MELP and Brownstone (the "Gabriella 2012 Agreement"), wherein certain terms regarding the parties’ use of the Noble Drilling unit were revised to require MELP to provide letter of credit to Noble Drilling in two phases ($20 million by January 3, 2013 (the "First LC Amount") and $13.2 million by January 31, 2013 (the "Second LC Amount")) and confirmed a reduction in the daily drilling rate due to Noble Drilling by MELP under the Drilling Contract from $500,000 per day to $415,000 per day, and to the extent used, reduction in stand-by rates to between $100,000 and $300,000 per day. The parties also agreed to take possession of the Homer Ferrington drilling unit in direct continuation from its then current drilling program, which meant the parties would need to accelerate, by up to three months, the program previously contemplated for the Gabriella License. According to the Gabriella 2012 Agreement, Adira's share of the aggregated letter of credit amounted to $5,000, which was required to be placed by January 31, 2013.

In addition, the parties agreed that: (i) in order to facilitate farm-in transactions to the License, in the event that MELP secures a farm-in partner of its participating interest, Adira will proportionally reduce its Modiin Farmout Rights for up to a maximum of 30% of such participating interest. Adira’s proportional reduction obligation will only be applied to partners that have farmed into MELP’s participating interest, up to a date that is the earlier of the (a) commencement of the first test of the first well on the Gabriella License; or (b) plugging and abandoning or suspending of the first well on the Gabriella License. Any consideration received by MELP from any farm in partner will be shared equally between Adira and MELP, provided that at a minimum, Adira will receive 50% of past costs incurred by MELP, estimated to be $1.3 million per each 10% farmed out, as well as an ORRI of 1.5%,. (ii) Adira will have a 10% tag along rights to farm-out, on the same terms to the farm in partner that farms into MELP’s participating interest in the Gabriella License, in the event that such partner complies with certain criterion, (iii) MELP has granted to Adira an irrevocable option to purchase (the "Yam Hadera Option") from MELP a 15% participating interest in the Yam Hadera petroleum license (the "Yam Hadera License") offshore Israel. See also Note 9b(4).

ADIRA ENERGY LTD.

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS
U.S. dollars in thousands, except share and per share data

NOTE 9:	EXPLORATION AND EVALUATION ASSETS (Cont.)

Subsequent to balance sheet date, the Drilling Contract was further amended as described in Note 20.

Exploration activities of Gabriella since inception and throughout the year ended December 31, 2012 amounted to $27,336. The Company's 15% interest in the first $8,000 thousand of exploration expense was carried by Modiin and is not included in the Company's accounts for the years ended December 31, 2011 and 2010.

The Company's proportionate share of the Gabriella license is as follows:

	December 31,
	2012	2011
	U.S. dollars in thousands

Cash and cash equivalents	$475	$35
Other receivables and prepaid expenses	335	-
Exploration and evaluation assets (*)	2,646	-
Trade payables	(512)	(32)

	$2,944	$3

(*) This amount primarily includes $1,597 relating to tangibles (piping tubes, etc.), $240 relating to a seabed survey and $580 relating to project management costs (including well design).

	Year ended
	December 31,
	2012	2011	2010
	U.S. dollars in thousands

Exploration expenses	$48	$13	$-

ADIRA ENERGY LTD.

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS
U.S. dollars in thousands, except share and per share data

NOTE 9:	EXPLORATION AND EVALUATION ASSETS (Cont.)

(2)	Yitzhak:

The Yitzhak license was awarded to the Company in October 2009 and covers 31,555 acres (127.7 sq.km) and is located approximately 9 km offshore Israel between Hadera and Netanya, directly to the North of and contiguous to Gabriella. The license was issued for an initial three year period and may be renewed upon fulfillment of certain conditions for a further four year period with a further renewal option of two years in case of a reserve discovery. As of December 31, 2012, the Company had received a renewal of te Yitzhak license to December 2013, including extension of certain milestones.

In 2011, the Company had 85% working interest in this license. Brownstone has a 15% participating interest in the Yitzhak license. In addition, until January 1, 2012, the Company was the operator of the Yitzhak License and was entitled to receive a 7.5% operating fee on all its expenditures.

In November 2011, an agreement was signed between Adira Israel and Ellomay Oil and Gas 2011 LP ("Ellomay"), whose general partner is a wholly owned subsidiary of Ellomay Capital Ltd. ("Ellomay Capital") for the transfer of rights in the Yitzhak license (the "Agreement") according to which Ellomay would receive 20% (out of 100%) participation rights in the Yitzhak License (the "Transferred Rights"), in consideration for reimbursement of the expenses paid by Adira until the date of execution of the Agreement in respect of the Transferred Rights plus interest of Libor + 1%. Therefore, following the closing in February 2012 (See below), Ellomay paid Adira approximately $361, which was recognized as income in 2012.

In addition, on November 29, 2011 the Company entered into an agreement with AGR Petroleum Services Holding AS ("AGR PSH"), a related party, AGR Group ASA ("AGR") whereby AGR PSH would act as chief operator in the Yitzhak License, and would receive 5% (out of 100%) participation rights in the Yitzhak License. Adira Israel will act as a joint operator, in accordance with the provisions of the JOA agreement and/or a services agreement to be signed and/or another agreement to be signed between the parties. All the partners (Ellomay, Brownstone and Adira) undertook to bear their proportionate share in AGR's expenses (5%) from the date of execution of the Agreement until the date of approval of a development plan by the Minstry ("Coverage of Expenses"). From the date of approval of the work plan as aforesaid, AGR shall bear its expenses according to its proportionate share in the participation rights (5%). AGR's income from the production of gas and petroleum in accordance with its proportionate share in its participation rights in the license shall be used to repay the Coverage of Expenses plus interest of Libor + 1%.

On January 9, 2012, the Ministry approved the farm-out of an aggregate of 25% of its interest in the Yitzhak License to the two new partners, 5% to AGR and 20% to

ADIRA ENERGY LTD.

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS
U.S. dollars in thousands, except share and per share data

NOTE 9:	EXPLORATION AND EVALUATION ASSETS (Cont.)

Ellomay, Accordingly, as of December 31, 2012, the Company has a 60% interest in the Yitzhak License, Brownstone has a 15% working interest in the license, AGR has a 5% working interest in the license and Ellomay has a 20% working interest in the license. The Company and AGR PSH are currently the co-operators of the Yitzhak License. The Company, Brownstone, AGR and Ellomay signed a joint operating agreement to regulate their commercial relationship in respect of the Yitzhak License on September 11, 2012 (the “Yitzhak JOA”). The Yitzhak JOA incorporated the terms of the AGR Farm-Out Agreement and the Ellomay Farm-Out Agreement. The Company does not expect to receive material operator fees from on account of the Yitzhak License.

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

According to the Ellomay Farm-Out Agreement and the Yitzhak JOA, Ellomay could elect not to fund the Yitzhak license and be subject to dilution for no consideration (i.e. the diluted interest would be transferred to Adira without cost), or it could transfer one-half of its 20% interest to a third party on negotiated terms. On October 29, 2012, Ellomay advised the Company of its intention to decrease Ellomay's interest in the Yitzhak License from 20% to 10% by paying decreased operating costs pursuant to the terms of the Yitzhak JOA. As of December 31, 2012, the Company expended $640 on behalf of Ellomay in respect of the Yitzhak License for which the Company was entitled to be reimbursed by a third party if the 10% interest was transferred. This amount was recorded as a long-term receivable as of December 31, 2012. Subsequent to balance sheet date, Ellomay failed to transfer timely its interest to a third party, and therefore one-half of its 20% interest was transferred back to the Company without cost. In 2013, the receivable will be classified as an additional investment in the exploration and evaluation assets in respect of the Yitzhak License. As of the date the financial statements were approved, the Company has a 70% interest in the Yitzhak License, Brownstone has a 15% interest, AGR has a 5% interest and Ellomay a 10% interest in the license. The new holdings have not yet been approved by the Minstry.

On June 13, 2012, pursuant to an MOU with MELP (see Note 9b(1)), Adira granted MELP, an option to purchase ("MELP Yitzhak Option") from Adira a 15% participating interest in the Yitzhak License (the "MELP Yitzhak Option Interest"). MELP may exercise the MELP Yitzhak Option until the later of (a) December 31, 2012, and (b) the 30th day from the date Adira notifies MELP of the execution of an agreement with a drilling contractor in relation to the Yitzhak License. The Gabriella 2012 Agreement amends the exercise date until 14 days before signing of the rig contract for the Yitzhak License. If MELP exercises the MELP Yitzhak Option, then it must reimburse Adira for expenditures in respect of the MELP Yitzhak Option Interest incurred up to the date of transfer of the MELP Yitzhak Option Interest. MELP must also issue to Adira an ORRI of 3% with respect to all oil and gas (including any distillate and condensate) produced, saved and marketed from the area covered by Yitzhak License that is attributable to the MELP Yitzhak Option Interest, before payout, and 4.5% after payout. The transfer of the MELP Yitzhak Option Interest is subject to the approval of the Minstry.

ADIRA ENERGY LTD.

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS
U.S. dollars in thousands, except share and per share data

NOTE 9:	EXPLORATION AND EVALUATION ASSETS (Cont.)

The Company's proportionate share of the Yitzhak license is as follows:

	December 31,
	2012	2011
	U.S. dollars in thousands

Cash and cash equivalents	$2	$92
Prepaid expenses and other receivables	103	-
Exploration and evaluation assets (*)	2,328	-
Trade payables	(124)	(225)

	$2,309	$(133)

(*) This amount primarily includes $1,017 relating to a seabed survey and $795 relating to project management costs (including well design).

	Year ended
	December 31,
	2012	2011	2010
	U.S. dollars in thousands

Exploration expenses	$113	$433	$883

(3)	Samuel:

The Samuel license was issued in August 2010 and covers 88,708 acres (361 sq. km) approximately 17 km offshore Israel adjacent to the shoreline between Ashkelon and Palmachim. The license was issued to a consortium led by the Company (through the Company's subsidiaries, AOT and AGG). As of December 31, 2012, the Company has a working interest of 41.25% in this license. In accordance with the Joint Operating Agreement, AGG is the operator of the Samuel License and is entitled to receive a 7.5% operating fee on all its expenditures. AGG is also entitled to a 3% overriding royalty. The operator fee and ORRI are shared equally between Adira and Geo Global Resources Inc. ("GGRI").

ADIRA ENERGY LTD.

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS
U.S. dollars in thousands, except share and per share data

NOTE 9:	EXPLORATION AND EVALUATION ASSETS (Cont.)

On October 26, 2012, Emanuelle Energy Limited ("Emanuelle") exercised an option to acquire a 7.13% interest in the Samuel License from GGRI and became a signatory to the Samuel JOA thereby reducing GGRI’s interest in the Samuel License to 22.88%.

As of December 31, 2012, Adira paid $3,000 of operating costs on behalf of GGRI and Emmanuelle, which are holding a total of 42% of the Samuel License. GGRI's obligation arises from GGRI’s direct interest in the license and indirectly through GGRI’s 40% in Adira GeoGlobal. Subsequent to balance sheet date, Adira issued a default letter to GGRI and Emmanuelle and in accordance with the Samuel JOA, Adira may seek reimbursement of these costs from the other Samuel License participants in proportion to their respective interests in the Samuel License, and all of the participants, including Adira, will each receive a proportionate increase in their interests in the Samuel License. Adira and GGRI are currently discussing a plan to ensure that GGRI reimburses Adira for costs advanced by Adira.

Adira did not sign a drilling contract for the drilling of the first well milestone by March 31, 2013, as required by the Ministry. Adira is currently in the process of requesting an extension for the timetable of the milestones from the Ministry and it is uncertain that such an extension will be received.

As of December 31, 2012, the Company believes that events described above including the lack of available funding from the license partners sufficient to meet the current milestones timetable, there are indicators of impairment of the Samuel license and there is a low probability of realization of the asset from either the successful development or sale of the license in the near future. Therefore, as of December 31, 2012, the Company recorded a $7,596 non-cash impairment charge arising from the write-off of exploration and evaluation (including uncollected recivables from GGRI and Emmanuelle) assets in the statement of comprehensive loss.

The Company's proportionate share of the Samuel license is as follows:

	December 31,
	2012	2011
	U.S. dollars in thousands

Cash and cash equivalents	$7	$124
Prepaid expenses and other receivables	765	16
Exploration and evaluation assets (*)	875	-
Trade payables	(1,211)	(354)

	$436	$(214)

ADIRA ENERGY LTD.

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS
U.S. dollars in thousands, except share and per share data

NOTE 9:	EXPLORATION AND EVALUATION ASSETS (Cont.)

(*) This amount includes the estimated net realizable value of the tangible equipment for offshore drilling (piping tubes, etc.)

	Year ended
	December 31,
	2012	2011	2010
	U.S. dollars in thousands

Exploration expenses	$217	$3,163	$17

(4)	Yam Hadera:

Pursuant to the Gabriella 2012 Agreement, the Company has an option (the "Yam Hadera Option") to acquire up to a 15% participating interest in the Yam Hadera petroleum license (the "Yam Hadera License"), located 30 kilometers offshore Israel, between Hadera and Haifa and North West of Adira’s Yitzhak license. The Yam Hadera Option is exercisable until 14 days prior to the signing of a rig contract for the Yam Hadera License.

As described in Note 20, due to allegations made by MELP against Adira, and by allegations made by Adira against MELP, subsequent to balance sheet date, both parties assert that the other in default of various obligations under the Gabriella JOA and other contracts described above. Accordingly, there is no assurance that the Company will be able to exercise the Yam Hadera Option.

The Company has recognized exploration expenses for which it has not charged its license partners, in accordance with the terms and conditions set forth in the partnership agreements. These exploration expenses amounted to $532, $625 and $156 for the years ended December 31, 2012, 2011 and 2010, respectively.

NOTE 10:-	TRADE PAYABLES

Trade payables are non-interest bearing and are normally settled on 60-day terms.

NOTE 11:-	OTHER ACCOUNTS PAYABLE AND ACCRUED LIABILITIES

	December 31,
	2012	2011
	U.S. dollars in thousands

Employees in respect of payroll	$201	$80
Accrued expenses	1,239	824
Other	36	35

	$1,476	$939

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

Concentration of credit risk exists with respect to the Company's cash and cash equivalent balances and receivables. The Company's exposure is for cash held in bank accounts, including restricted deposits, in the amount of $3,476 and $8,537 as of December 31, 2012 and December 31, 2011, respectively, and on accounts and other receivables in the sum of $5,061 and $1,213 on December 31, 2012 and December 31, 2011, respectively.

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

Liquidity risk is the risk that the Company will encounter difficulty in obtaining funds to meet current obligations and future commitments. The Company's approach to managing liquidity risk is to forecast cash requirements to determine whether it will have sufficient funds to meet its current liabilities when due. The Company maintains sufficient working capital in order to meet short-term business requirements. As of December 31, 2012, the Company had cash and cash equivalents and restricted cash of $3,476, and accounts and other receivables of $5,061 against trade and other payables in the amount of $7,317.

As of December 31, 2011, the Company had cash and cash equivalents and restricted cash of $8,537 and accounts and other receivables of $1,213 against trade and other payables in the amount of $1,421.

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

ADIRA ENERGY LTD.

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS
U.S. dollars in thousands, except share and per share data
NOTE 12:- FINANCIAL INSTRUMENTS (Cont.)

The Company is exposed to financial risk related to the fluctuation of foreign exchange rates. The Company operates in Israel. Most of the Company's monetary assets are held in U.S. dollars and most of the Company's expenditures are made in

U.S. dollars. However, the Company also has expenditures in new Israeli shekels ("NIS") and Canadian dollars. The Company has not hedged its exposure to currency fluctuations. An increase or decrease of 5% of the NIS relative to the U.S or the Canadian dollar would not have a significant effect on the Company.

NOTE 13:- TAXES ON INCOME

a.	Tax rates applicable to the Company:

	1.	The corporate tax rate in Canada in 2012 is 15%, (2011 – 16.5%), and the Ontario tax rate in 2012 is 11.5%, % (2011 - 11.75%).

	2.	The Israeli corporate tax rate was 25% in 2010, 24% in 2011 and 25% in 2012.

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

As of December 31, 2012, carryforward losses in Canada are approximately $3,500 expiring through 2032. As of December 31, 2012, carryforward losses in Israel are approximately $18,000 and may be carried forward indefinitely.

Net deferred tax assets relating to carryforward operating losses and other temporary differences of approximately $4,500 were not recognized because their utilization in the foreseeable future is not probable.

ADIRA ENERGY LTD.

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS
U.S. dollars in thousands, except share and per share data

NOTE 13:- TAXES ON INCOME (Cont.)

d.	Taxes on income included in the statements of comprehensive loss:

	Year ended
	December 31,
	2012	2011	2010
	U.S. dollars in thousands

Current taxes	$3	$13	$15
Taxes in respect of prior years	38	20	-

	$41	$33	$15

e.	Theoretical tax:

A reconciliation between the tax expense, assuming that all the income and expenses, gains and losses in the statement of comprehensive loss were taxed at the statutory tax rate and the taxes on income recorded in the statement of comprehensive loss is as follows:

	Year ended
	December 31,
	2012	2011	2010
	U.S. dollars in thousands

Loss before income taxes	$(10,516)	$(10,018)	$(2,989)

Statutory tax rate	26.5%	28.25%	31%

Tax benefit computed at the statutory tax rate	$(2,787)	$(2,830)	$(927)

Increase in taxes on income resulting from the following factors:
Taxes in respect of prior years	38	20	-
Increase in tax due to tax rate differences in Israel	149	240	37
Non-deductible expenses	179	224	328
Non-recognition of tax benefit in respect of losses	2,462	2,379	577

Taxes on income	$41	$33	$15

ADIRA ENERGY LTD.

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS
U.S. dollars in thousands, except share and per share data

NOTE 14:- SHARE CAPITAL

a.	Authorized:

Unlimited number of Common shares without nominal or par value.

b.	Issued and outstanding Common shares:

(i)

On November 22, 2010, the Company completed a private placement of 27,500,000 subscription receipts ("Receipts") for gross proceeds of $11,000 (issuance expenses of $923). On December 3, 2010, the Receipts were converted into 27,500,000 Common shares at $0.40 per share and 13,750,000 Common share purchase warrants ("Warrants") with an exercise price of $0.55 and a term of three years. In addition, 1,307,375 broker warrants were issued with an exercise price of $0.40.

On December 2, 2010, the Common shares of the Company commenced trading on the TSX Venture Exchange (the "TSX-V") under the trading symbol "ADL". 28,233,745 Common shares, 2,848,000 options and 118,200 warrants are subject to TSX-V Escrow requirements.

(ii) On February 16, 2011, the Company issued 10,483,871 common shares at CAD $0.62 per share for net proceeds of $6,152.

(iii)

On August 9, 2012, the Company completed a prospectus offering of 79,012,640 units for gross proceeds of $11,099 (before issuance expenses of $1,298 including the fair value of broker warrants $ 219). Each unit was priced at CAN$0.14 and consists of one Common Share and one warrant. Each warrant is exercisable to acquire one Common Share at a price of CAN$0.20 per Common Share until August 9, 2015.

The warrants are denominated in Canadian dollars, while the functional currency of the Company is US dollars; therefore the fair value of the warrants was classified as a financial liability and the fair value of the warrants on the date of issuance was approximately $5,312. This financial liability is remeasured to fair value at the end of each period and changes in fair value is recorded in profit or loss. Therefore, the Company recorded a gain in financing income of $2,299 during the year ended December 31, 2012, as a result of remeasuring the fair value of the warrants to their fair value of $3,013 as of December 31, 2012.

As part of the offering, a total of 3,353,000 broker warrants were issued. Each broker warrant is exercisable for one Common Share at an exercise price of CAN$0.14 per Common Share until August 9, 2014. The fair value of the warrants on the date of issuance was $219, which was included in offering expenses in statement of changes in equity.

Following the completion of this offering a total of 180,781,093 Common Shares and 97,423,015 warrants are now issued and outstanding.

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

As of December 31, 2012, an aggregate of 417,000 of the Company's options were still available for future grant.

The Company typically grants stock options with vesting periods of between two to four years, generally with the exercise price at the closing price of the stock on the date of the grant and an expiration date of five years from the date of grant.

A summary of the stock option plan and changes during the years ended December 31, 2012 and 2011 were as follows:

	Number of	Weighted
	options	average
	outstanding	exercise price

Balance, January 1, 2011	5,659,000	0.39
Options granted	5,706,218	0.62
Options exercised	(527,811)	0.25
Options forfeited	(1,453,189)	0.49

Balance, December 31, 2011	9,384,218	0.52
Options granted	10,130,000	0.21
Options forfeited	(1,853,109)	0.56

Balance, December 31, 2012	17,661,109	0.34

ADIRA ENERGY LTD.

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS
U.S. dollars in thousands, except share and per share data

NOTE 14:- SHARE CAPITAL (Cont.)

The following tables summarize information about stock options outstanding and exercisable as of December 31, 2012:

						Average
				Number of	Number of	remaining
		Grant date	Exercise	options	options	contractual
Grant date	Expiry date	fair value	price *)	outstanding	exercisable	life

August 31, 2009	August 20, 2014	$0.29	$0.25	1,708,000	1,648,000	1.64
September 23, 2009	September 23, 2014	$0.22	$0.25	400,000	400,000	1.73
January 28, 2010	January 27, 2015	$0.56	$0.61	970,000	947,604	2.08
July 22, 2010	July 21, 2015	$0.25	$0.61	850,000	850,000	2.56
January 11, 2011	January 10, 2016	$0.66	$0.80	1,050,000	459,375	3.03
March 18, 2011	March 17, 2016	$0.59	$0.80	100,000	43,750	3.21
May 3, 2011	May 2, 2016	$0.52	$0.60	415,000	155,625	3.34
June 1, 2011	May 31, 2016	$0.43	$0.50	1,138,109	426,791	3.42
June 27, 2011	June 26, 2016	$0.42	$0.50	100,000	37,500	3.49
September 8, 2011	September 7, 2016	$0.41	$0.50	250,000	62,500	3.58
December 1, 2011	November 30, 2016	$0.22	$0.50	570,000	142,500	3.92
March 14, 2012	March 13, 2017	$0.15	$0.25	2,000,000	250,000	4.20
August 22, 2012	August 21, 2017	$0.07	$0.20	8,110,000	2,703,333	4.64

				17,661,109	8,126,978

*)	The exercise price of all options granted in 2011 and 2012 is denominated in Canadian Dollars and was translated to USD in the table above using the exchange rate as of December 31, 2012.

Stock options granted are expensed as share-based payments. For grants made until December 31, 2011, the Company uses the Black-Scholes option pricing model to value stock options granted. For grants made from January 1, 2012, the Company uses the Binominal option pricing model to value stock options granted.

The fair value of options granted is amortized over their vesting period and estimated at the date of grant with the following assumptions:

	2012	2011	2010

Dividend yield	0%	0%	0%
Expected volatility	80%-104%	112%-115%	113%-175%
Risk-free interest	1%-1.8%	1.3%-2.6%	1.7%-2.4%
Forfeiture rate	0%-5%	0%-5%	0%
Expected life	5	5	5

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

ADIRA ENERGY LTD.

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS
U.S. dollars in thousands, except share and per share data

NOTE 14:- SHARE CAPITAL (Cont.)

d.	Share purchase warrants:

The Company has share purchase warrants outstanding entitling the holders to acquire Common shares as follows:

			Weighted
	Number of		average
	warrants		exercise price

Balance as of January 1, 2011	19,558,145		$0.52
Warrants Exercised	(616,770)		$0.30
Warrants Expired	(3,884,000)		$0.50

Balance as of December 31, 2011	15,057,375	$	(*0.54
Warrants Granted	82,365,640	$	(*0.20

Balance as of December 31, 2012	97,423,015		$0.25

The following tables summarize information applicable to warrants outstanding as of December 31, 2012:

		Grant date		Exercise	Number of
Issue date	Expiry date	fair value		price	warrants

December 3, 2010	December 3, 2013	$0.34		$0.55	13,750,000
December 3, 2010	December 3, 2013	$0.35		$0.40	1,307,375
August 9, 2012	August 9, 2015	$0.07	$	(*0.20	79,012,640
August 9, 2012	August 9, 2014	$0.07	$	(*0.14	3,353,000

					97,423,015

*)	The exercise price of warrants granted in 2012 is denominated in Canadian Dollars and was translated to USD in the table above using the exchange rate as of December 31, 2012.

e.	Capital management in the Company:

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

NOTE 15:- RELATED PARTY TRANSACTIONS

a.	For the year ended December 31, 2012, the Company recognized $357 for advisory fees and operating expenses to private companies controlled by the directors or by officers of the Company (2011 - $906).

These transactions are in the ordinary course of business and are measured at the amount of consideration set and agreed by the related parties.

b.	Compensation to directors and key management personnel:

The CEO, CFO, COO, V.P. Business Development, Head Geologist, V.P. Contracts and Regulation, and the directors are considered key management personnel.

	Year ended
	December 31,
	2012	2011	2010
	U.S. dollars in thousands

Short-term employee benefits	$1,071	$911	$481
Share based compensation	613	850	595

	$1,684	$1,761	$1,076

Number of people	7	7	5

ADIRA ENERGY LTD.

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS
U.S. dollars in thousands, except share and per share data

NOTE 15:- RELATED PARTY TRANSACTIONS (Cont.)

Benefits in respect of key management persons (including directors) who are not employed by the Company:

	Year ended
	December 31,
	2012	2011	2010
	U.S. dollars in thousands

Share based compensation	$298	$206	$243

Number of people	4	5	3

NOTE 16:- COMMITMENTS AND CONTINGENCIES

a.	Leases:

The Company has agreements for the lease of the offices in Toronto, Canada and Ramat- Gan, Israel for periods through 2014. Future minimum lease payments under non- cancelable operating leases are as follows:

	Year ended
	December 31,
	2012	2011
	U.S. dollars in thousands

Within one year	$187	$171
After one year but not more than five years	44	168

	$231	$339

b.	Licenses:

The Company has commitments to the Ministry to complete the work programs on all of the Company's licenses. Based on the current commitments, the Company is required to spud at least one well on the Samuel license by April 30, 2013 and on the Gabriella license by June 30, 2013 and on Yitzhak license by October 30, 2013. The validity of the petroleum licenses of the Company are conditional upon fulfillment of certain obligations on dates set in the conditions of the petroleum assets. In the event of non-fulfillment of the conditions, the petroleum rights are subject to cancellation. As of December 31, 2012 the Company believes that it complies with the conditions and obligations above.

ADIRA ENERGY LTD.

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS
U.S. dollars in thousands, except share and per share data

NOTE 16:- COMMITMENTS AND CONTINGENCIES (Cont.)

c.	Joint venture commitments:

The JOA's of each of the joint ventures in which the Company has a participating interest require that the Company commit to fund its proportionate share of the approved budget or work programs.

The Company's share of the remaining contractual commitments as of December 31, 2012, for the Offshore Licenses is approximately $197. Due to our allegations that MELP materially breached the Gabriella 2012 Agreement, per company's managment the $5,000 commitment on the First LC Amount and the Second LC Amount, is not valid as of the date of the financial statements. See Note 20.

d.	Legislative limitations:

	1.	The Petroleum Law, 5712-1952 and regulations enacted by virtue thereof:

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

The Company operates in one segment, the oil and gas business and conducts its operations in Israel with its head office in Canada. Details of the Company's revenues and other income (all of which are derived from Israel) are as follows:

	Year ended
	December 31,
	2012	2011	2010
	U.S. dollars in thousands

Consulting	$455	$771	$810
Operator fees	544	312	455
Income from farm-out	890	240	330
Other income	-	-	112

	$1,889	$1,323	$1,707

b.	Revenues from major customers (UJVs), each one of which exceeds 10% of the consolidated revenues, as of the years ended December 31, 2012, 2011 and 2010 are as follows:

	Year ended
	December 31
	2012	2011	2010
	U.S. dollars in thousands

Customer A	$461	$591	$1,121
Customer B	529	449	-
Customer C	529	150	-
Customer D	370	-	-

	$1,889	$1,190	$1,121

ADIRA ENERGY LTD.

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS
U.S. dollars in thousands, except share and per share data

NOTE 18:-	GENERAL AND ADMINISTRATIVE EXPENSES

	Year ended
	December 31
	2012	2011	2010
	U.S. dollars in thousands

Payroll and related payments	$759	$543	$364
Share-based compensation	887	1,023	1,277
Professional fees	2,397	2,068	1,034
Rent and office expenses	287	370	140
Depreciation	96	80	12
Travel	350	529	184
Insurance	31	97	3
Others	497	321	53

	$5,304	$5,031	$3,067

NOTE 19:-	FINANCING INCOME AND EXPENSES

Financing income in 2012 includes $2,299 in respect of the remeasurement of warrants to their fair value. See note 14b(iii).

Financing expense in 2012 includes $726 in respect to the offering expeses related to the warrants issued in the August 2012 offering that were classified as a financial liability. See note 14b(iii).

NOTE 20:-	SUBSEQUENT EVENTS

Gabriella License (See also Note 9b(1))

On January 3, 2013, MELP announced that the Drilling Contract had been further amended such that the First LC Amount was reduced to $12,000 but the Second LC Amount was increased to $21,000.

As of January 31, 2013, the Company did not place its share of the letter of credit in the amount of $5,000, due to the Company’s alleged breaches by MELP of the MOU, and the Gabriella 2012 Agreement.

On February 1, 2013, the Company sent a default letter to MELP for its failure to pay the last cash call issued under the Gabriella JOA. This was followed by a second default notice on March 3, 2013.

ADIRA ENERGY LTD.

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS
U.S. dollars in thousands, except share and per share data

NOTE 20:-	SUBSEQUENT EVENTS (Cont.)

On February 11, 2013, the Company announced that it suspended operations on the Gabriella License due to lack of funding and lack of reasonable expectation of funding by certain parties sufficient to pursue the current work program; lack of agreement among the license holders regarding how to proceed under the circumstances; and due to the fact that MELP has not met its obligations under the Gabriella JOA or under other agreements in place among the JOA parties.

Due to allegations made by MELP against Adira, alleging the Company’s breach of the Gabriella JOA, the MOU and the Gabriella 2012 Agreement and by allegations made by Adira against MELP, both parties assert that the other is in default of various obligations under the Gabriella JOA and other contracts described above. As such, while the Company maintains that its rights under the Gabriella JOA and such other contracts remain valid, there is no assurance that any of the rights could effectively be pursued and realized. Additionally, while the working interest percentage ownership of the participants remains 70% MELP, 15% Brownstone and 15% Adira; both MELP and Adira assert that the other has a 0% interest and is obligated to withdraw from the Gabriella JOA and the Gabriella License. The Gabriella license holders have been holding discussions regarding the above matters.

- - - - - - - -

ITEM 19           EXHIBITS

The following exhibits are included in this Form 20-F:

Exhibit
Number             Description

1.1	Articles of Conversion (1)
1.2	Articles of Continuance (1)
1.3	By-Laws (1)
1.4	Certificate and Articles of Amendment (3)
4.1	2009 Stock Option Plan (2)
4.2	Nominee Agreement with BRM Group Ltd (4)
8.1	List of Subsidiaries (5)
12.1	Certificate of Principal Executive Officer pursuant to Section 302 of the Sarbanes-Oxley Act of 2002 (5)

12.2	Certificate of Chief Financial Officer pursuant to Section 302 of the Sarbanes-Oxley Act of 2002 (5)
13.1	Certificate of Principal Executive Officer pursuant to Section 906 of the Sarbanes-Oxley Act of 2002 (5)
13.2	Certificate of Chief Financial Officer pursuant to Section 906 of the Sarbanes-Oxley Act of 2002 (5)

(1)	Incorporated by reference from our current report on Form 8-K filed with the SEC on December 2, 2008.
(2)	Incorporated by reference from our Form 20-F shell company report filed with the SEC on September 4, 2009.
(3)	Incorporated by reference from our Form 20-F report filed with the SEC on January 22, 2010.
(4)	Incorporated by reference from our Form 20-F report filed with the SEC on February 3, 2011.
(5)	Filed as an exhibit hereto.

SIGNATURES

The Registrant hereby certifies that it meets all of the requirements for filing on Form 20-F and that it has duly caused and authorized the undersigned to sign this Form 20-F on its behalf.

ADIRA ENERGY LTD.

Per:         /s/ Jeffrey Walter
Name:    Jeffrey Walter
Title:      Chief Executive Officer

Date: April 30, 2013