Form 20-F
period 2013-12-31
Adira Energy Ltd.
filed 2014-04-30
CIK 1109504

UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

FORM 20-F

[   ]  REGISTRATION STATEMENT PURSUANT TO SECTION 12(b) or 12(g) OF THE SECURITIES EXCHANGE ACT OF 1934 OR

[X]  ANNUAL REPORT PURSUANT TO SECTION 13 OR 15(d) OF THE SECURITIES EXCHANGE ACT OF 1934

For the fiscal year ended December 31, 2013

OR

[   ]  TRANSITION REPORT PURSUANT TO SECTION 13 OR 15(d) OF THE SECURITIES EXCHANGE ACT OF 1934

OR

[   ]  SHELL COMPANY REPORT PURSUANT TO SECTION 13 OR 15(d) OF THE SECURITIES EXCHANGE ACT OF 1934

Commission file number 000-30087

ADIRA ENERGY LTD.
(Exact name of Registrant specified in its charter)

CANADA
(Jurisdiction of incorporation or organization)

120 Adelaide Street West, Suite 800
Toronto, Ontario
Canada M5H 1T1
(Address of principal executive offices)

Contact Person: Gadi Levin
Address: 120 Adelaide Street West, Suite 800
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

Number of outstanding shares of the Company’s only class of capital or common stock as at December 31, 2012 was 60,260,318 common shares.

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
YES [   ]      NO [   ]

TABLE OF CONTENTS

GENERAL		- 1 -

PART I		- 2 -

ITEM 1 - IDENTITY OF DIRECTORS, SENIOR MANAGEMENT AND ADVISERS		- 2 -
ITEM 2 - OFFER STATISTICS AND EXPECTED TIMETABLE		- 2 -
ITEM 3 - KEY INFORMATION		- 2 -
A.	Selected Financial Data	- 2 -
B.	Capitalization and Indebtedness	- 6 -
C.	Reasons for the Offer and Use of Proceeds	- 6 -
D.	Risk Factors	- 6 -
ITEM 4	INFORMATION ON THE COMPANY	- 18 -
A.	History and Development of the Company	- 18 -
B.	Business Overview	- 20 -
C.	Organizational Structure	- 24 -
D.	Property, Plant and Equipment	- 25 -
ITEM 5	OPERATING AND FINANCIAL REVIEW AND PROSPECTS	- 26 -
A.	Operating Results	- 26 -
B.	Liquidity and Capital Resources	- 30 -
C.	Research and Development, Patents and Licences	- 34 -
D.	Trend Information	- 34 -
E.	Off-Balance Sheet Arrangements	- 34 -
F.	Tabular Disclosure of Contractual Obligations	- 34 -
G.	Safe Harbor	- 34 -
ITEM 6	DIRECTORS, SENIOR MANAGEMENT AND EMPLOYEES	- 34 -
A.	Directors and Senior Management	- 34 -
B.	Compensation	- 38 -
C.	Board Practices	- 42 -
D.	Employees	- 43 -
E.	Share Ownership	- 44 -
ITEM 7	MAJOR SHAREHOLDER AND RELATED PARTY TRANSACTIONS	- 48 -
A.	Major Shareholders	- 48 -
B.	Related Party Transactions	- 49 -
C.	Interests of Experts and Counsel	- 50 -
ITEM 8	FINANCIAL INFORMATION	- 50 -
A.	Consolidated Statements and Other Financial Information	- 50 -
B.	Significant Changes	- 50 -
ITEM 9	THE OFFER AND LISTING	- 51 -
A.	Offer and Listing Details – Price History	- 51 -
B.	Plan of Distribution	- 52 -
C.	Markets	- 53 -
D.	Selling Shareholders	- 53 -
E.	Dilution	- 53 -
F.	Expenses of the Issue	- 53 -
ITEM 10	ADDITIONAL INFORMATION	- 53 -
A.	Share Capital	- 53 -
B.	Memorandum and Articles of Incorporation	- 53 -
C.	Material Contracts	- 54 -
D.	Exchange Controls	- 54 -
E.	Taxation	- 54 -
F.	Dividends and Paying Agents	- 61 -
G.	Statement by Experts	- 61 -
H.	Documents on Display	- 61 -
I.	Subsidiary Information	- 61 -
ITEM 11	QUANTITATIVE AND QUALITATIVE DISCLOSURES ABOUT MARKET RISK	- 61 -

GENERAL

This Form 20-F is being filed as an annual report under the Exchange Act.

In this Form 20-F, references to:

“Adira” means Adira Energy Ltd., a Canadian federal corporation (formerly AMG Oil Ltd.);

“Adira Barbados” means Adira Energy Investments (Barbados) Ltd., a Barbados corporation that was dissolved on December 31, 2013;

“Adira Energy” means Adira Energy Holding Corp., an Ontario corporation (formerly Adira Energy Corp.);

“Adira Geo” means Adira Geo Global Ltd., an Israeli corporation;

“Adira Group” means Adira together with: (a) its wholly-owned subsidiary, Adira Energy; (b) its wholly-owned indirect (through Adira Energy) subsidiaries, Adira Israel, Adira Services, Adira Oil Technologies Ltd., Adira Energy CBM Ltd., and Adira Energy Holdings (Barbados) Ltd., which wholly owns Adira Barbados; and (c) Adira’s 60% indirect (through Adira Energy) subsidiary, Adira Geo;

“Adira Israel” means Adira Energy Israel Ltd., an Israeli corporation;

“Adira Services” means Adira Energy Israel Services Ltd., an Israeli corporation;

“Adira Technologies” means Adira Oil Technologies Ltd., an Israeli corporation;

“We”, “us”, “our”, and the “Company” mean collectively and individually, the companies that form the Adira Group; and

“AMG” refers to AMG Oil Ltd. which was the name of Adira prior to its change of name to Adira Energy Ltd. on December 17, 2009.

Adira and Adira Energy have historically used U.S. dollar as their reporting currency. All references in this document to “dollars” or “$” are to United States dollars and all references to “CDN$” are to Canadian dollars, unless otherwise indicated.

Unless otherwise provided, all references in this annual report to numbers of Adira’s common shares reflect the 1-for-3 reverse stock split which took place on August 9, 2013.

Except as noted, the information set forth in this Form 20-F is as of December 31, 2013 and all information included in this document should only be considered correct as of such date.

NOTE REGARDING FORWARD LOOKING STATEMENTS

Much of the information included in this Form 20-F includes or is based upon estimates, projections or other “forward looking statements”. Such forward looking statements include any projections or estimates made by us and our management in connection with our business operations. These statements relate to future events or our future financial performance. Generally, any statements contained herein that are not statements of historical facts may be forward–looking statements. In some cases you can identify forward-looking statements by terminology such as “may”, “should”, “expects”, “plans”, “anticipates”, “believes”, “estimates”, “predicts”, “potential” or “continue or the negative of those terms or other comparable terminology. While these forward-looking statements, and any assumptions upon which they are based, are made in good faith and reflect our current judgment regarding the direction of our business, actual results will almost always vary, sometimes materially, from any estimates, predictions, projections, assumptions or other future performance suggested herein. Such estimates, projections or other forward looking statements involve various risks and uncertainties and other factors, including the risks in the section titled “Risk Factors”, below, that may cause our actual results, levels of activities, performance or achievements to be materially different from any future results, levels of activity, performance or achievements expressed or implied by these forward-looking statements. We caution the reader that important factors in some cases have affected and, in the future, could materially affect actual results and cause actual results to differ materially from the results expressed in any such estimates, projections or other forward looking statements. Although we believe that the expectations reflected in the forward-looking statements are reasonable, we cannot guarantee future results, levels of activity, performance or achievements. Except as required by applicable law, including the securities laws of the United States, we do not intend to update any of the forward-looking statements to conform those statements to actual results.

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

The only activity undertaken in Adira Israel from December 2008 to April 8, 2009 was the application for, and the receipt of, the Eitan License, and, pursuant to the Declaration of Trust, Adira Energy is in substance treated as the owner of the Adira Israel shares since the inception of Adira Israel. Further, the carrying amount of the single asset owned by Adira Israel, the Eitan License (there were no material liabilities), was recorded in the accounts of Adira Israel as of April 8, 2009 in its nominal amount of the stamp duty. Therefore, under International Financial Reporting Standards (“IFRS”) as issued by the International Accounting Standards Board (the “IASB”), the carrying amount of the Adira Israel shares transferred to Adira Energy on that date was of the same nominal amount. Subsequent to April 7, 2009, all of our activities are reflected in the consolidated financial statements of Adira.

As disclosed elsewhere in this annual report, we have now plugged and abandoned the first well that we drilled on the Eitan License (the “Eitan #1 Well”), and we have surrendered the Eitan License in accordance with the Israeli Petroleum Law (as defined below). However, we continue to hold interests in certain other oil and gas licenses located offshore Israel.

On August 9, 2013, we completed a reverse stock split (the “Consolidation”) of our common shares on the basis of one new common share for every three old common shares. The Consolidation was effective for trading purposes on August 13, 2013.

We have relinquished our interest in the Samuel License No. 288, offshore (the “Samuel License”). We notified the Ministry of our surrender on October 14, 2013, pursuant to the Israeli Petroleum Law, and we received final confirmation from the Ministry approving the surrender of the Samuel License on October 15, 2013.

As disclosed elsewhere in this annual report, between July 2012 and January 2013, we entered into various agreements with MELP (as defined below) and Brownstone (as defined below) for the purpose of drilling an exploration well on the Gabriella License. The drilling, however, was not accomplished and MELP alleged that we, and we alleged that MELP, were in default of various obligations under the Gabriella JOA (as defined below) and other agreements entered into on behalf of the Gabriella License participants. Accordingly, on February 11, 2013, we, in our capacity as operator under the Gabriella JOA, suspended operations on the Gabriella License due to lack of funding and lack of reasonable expectation of funding to meet certain work program obligations. The Gabriella License participants have since executed a settlement agreement to resolve the abovementioned disputes and the related suspension of operations. The settlement agreement provides, among other things, that the Gabriella License participants will fund their proportionate share of costs incurred in connection with the attempted drilling of the first exploration well by October 8, 2013. To date, we have not paid our share of these settlement costs. As such, pursuant to the settlement agreement, at MELP’s request, we may be required to withdraw from the Gabriella JOA and assign our participating interest in the Gabriella License to the remaining Gabriella License participants.

As of the date hereof, we have missed one Ministry milestone on the Gabriella License – namely, we have not submitted a request to the Ministry for the approval of a new operator that complies with Ministry regulations; the request was required to be submitted no later than February 28, 2014.

The selected historical information presented in the table below for the years ended December 31, 2013, 2012 and 2011 are derived from the audited consolidated financial statements of Adira for such period, and have been prepared in accordance with IFRS as issued by the IASB. The selected historical financial information presented in the table below for the 267-day period ended December 31, 2009 comprises the operating data of Adira Energy and its subsidiary companies from April 8, 2009 (date of incorporation of Adira Energy) and that of Adira (formerly AMG Oil Ltd) from September 1, 2009, and have also been prepared in accordance with IFRS as issued by the IASB. The selected financial information presented below should be read in conjunction with the audited consolidated financial statements and the notes thereto of Adira Group, and with the information appearing under each of Item 4 – “Information on the Company” and Item 5 – “Operating and Financial Review and Prospects” of this Form 20-F. All financial data presented in this Form 20-F are qualified in their entirety by reference to the consolidated financial statements and their notes.

U.S. dollars in thousands, except share and per share data

	Year Ended December 31,
	2013	2012	2011	2010	2009
			($ thousands)
Balance Sheet Data
Cash and cash equivalents	617	2,394	8,094	8,686	2,044
Total Assets	3,226	15,340	10,247	18,610	2,437
Total Liabilities	3,803	10,330	1,421	7,373	227
Total Shareholders’ Equity (deficit)	(577)	5,010	8,826	11,237	2,437

	Year ended December 31				267-day period
					ended
					December 31
	2013	2012	2011	2010	2009
	$	$	$	$	$
Operating Data
Revenues and other income	17	1,889	1,323	1,707	-

Expenses:
Exploration expenses	677	1,026	5,018	1,624	195
General and administrative expenses	2,813	5,304	5,031	3,067	1,639
Impairment charge	5,168	7,810	1,226	-	-

Total expenses	8,658	14,140	11,275	4,691	1,834

Operating loss	(8,641)	(12,251)	(9,952)	(2,984)	(1,834)

Financing income	3,027	2,480	43	-	15
Financing expense	(30)	(745)	(109)	(5)	-
Issuance expenses	-	-	-	-	(4,902)

Loss before income taxes	(5,644)	(10,516)	(10,018)	(2,989)	(6,721)

Income taxes	-	(41)	(33)	(15)	(1)

Net loss and comprehensive loss	(5,644)	(10,557)	(10,051)	(3,004)	(6,722)

Basic and diluted net loss per share attributable to equity holders of the parent	(0.09)	(0.19)	(0.29)	(0.14)	(0.41)
Weighted average number of Ordinary shares used in computing basic and diluted net loss per share	60,260,363	44,313,618	33,271,111	21,884,566	16,394,906

We previously prepared our financial statements in accordance with Canadian generally accepted accounting principles (“Canadian GAAP”). The consolidated financial statements included in our transition report on Form 20-F for the period of October 1, 2010, to December 31, 2010, as filed with the SEC on February 27, 2012, were our Company’s first annual financial statements reported in accordance with IFRS. “IFRS 1, First-time Adoption of International Financial Reporting Standards,” was applied to such consolidated financial statements; the impact of the transition to reporting in accordance with IFRS on our Company's financial statements was detailed in Note 19 to those financial statements.

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

Adira has never declared or paid any cash or other dividends.

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

We incurred a net loss of $5.6 million for the year ended December 31, 2013. At December 31, 2013, we had an accumulated deficit of $34.6 million. These circumstances raise doubt about our ability to continue as a going concern, as described in the Note 1 to our consolidated financial statements for the period ended December 31, 2013, which are included herein. Although our consolidated financial statements refer to circumstances which might raise doubt about our ability to continue as a going concern, they do not reflect any adjustments that might result if we are unable to continue our business.

We are an early-stage oil and gas exploration company without significant revenues. Our ability to continue in business depends upon our continued ability to obtain significant financing from external sources and the success of our exploration efforts and any production efforts resulting therefrom, none of which can be assured.

We are an oil and gas exploration company without any significant revenues, and there can be no assurance of our ability to develop and operate our projects profitably. We have historically depended entirely upon capital infusion from the issuance of equity securities to provide the cash needed to fund our operations, but we cannot assure you that we will be able to continue to do so. Our ability to continue in business depends upon our continued ability to obtain significant financing from external sources and the success of our exploration efforts and any production efforts resulting therefrom. Any impediment to our ability to raise equity capital in the future would force us to reallocate funds from other planned uses and could have a significant negative effect on our business plans and operations, including our ability to continue our current exploration activities and maintain ownership of our current licenses.

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

We will require significant capital to continue our exploration activities, and to build the necessary infrastructure to commence operations if our exploration activities result in the discovery of sufficient oil and gas reserves to justify their exploitation and development.

Since inception, we have not earned any significant revenues from operations, and due to the length of time between the discovery of oil and gas reserves, if any, and their exploitation and development, we do not anticipate earning significant revenues from operation in the near future. We have incurred and will continue to incur significant expenses. As noted above, at December 31, 2013, we had cash and equivalents on hand of $617 thousand. We will have to seek additional financing to fund the advanced exploration on our assets, if warranted. Further, we cannot assure you that our actual cash requirements will not exceed our estimates, and in any case we will require additional financing to bring our interests into commercial operation, finance working capital, meet our contractual minimum expenditures and pay for operating expenses and capital requirements until we achieve a positive cash flow. Additional capital also may be required in the event we incur any significant unanticipated expenses.

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

We are a holding company and conduct substantially all of our operations through our subsidiaries incorporated outside North America. We have no direct operations and, other than remaining cash or cash equivalents and the shares of our subsidiaries, no significant assets. Assuming our holding company structure remains, we will be dependent on the cash flows from our subsidiaries to meet our obligations, including payment of principal and interest on any debt we incur. The ability of certain of our subsidiaries to provide us with payments may be constrained by the following factors:

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

All of our assets are located outside the United States. In addition, some of our directors and/or officers are nationals and/or residents of countries other than the United States, and all or a substantial portion of such persons’ assets are located outside the United States.

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

We believe that the costs used to prepare internal budgets are reasonable, however, there are assumptions, uncertainties, and risk that may cause our allocated funds on a per well basis to change as a result of having to alter certain activities from those originally proposed or programmed to reduce and mitigate uncertainties and risks. These assumptions, uncertainties, and risks are inherent in the completion and testing of wells and can include but are not limited to: pipe failure, casing collapse, unusual or unexpected formation pressure, environmental hazards, and other operating or production risk intrinsic in oil and/or gas activities. Any of the above may cause a delay in our completion program and its ability to determine reserve potential.

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

Our operations require licenses, permits and in some cases renewals of licenses and permits from various governmental authorities. Specifically, the licenses awarded to us by the Government of Israel have terms of three years and must be renewed in order to extend the license beyond this initial term. Although certain licenses have received extensions, there can be no assurance that we will be able to secure any additional extensions, if necessary. The Offshore Licenses require us to meet certain minimum commitments with respect to our activities on those licenses. We may apply to extend the timing for the commitments associated with the Offshore Licenses, but there can be no assurance that we will be able to secure any amendments to the commitment dates associated with the licenses, if necessary.

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

As of the date hereof, we have missed one Ministry milestone on the Gabriella License – namely, we have not submitted a request to the Ministry for the approval of a new operator that complies with Ministry regulations; the request was required to be submitted no later than February 28, 2014.

Our failure to complete our payment obligations under the Settlement Agreement among the Gabriella License participants may result in the loss of our working interest in the Gabriella License.

As disclosed elsewhere in this annual report, between July 2012 and January 2013, we entered into various agreements with MELP (as defined below) and Brownstone (as defined below) for the purpose of drilling an exploration well on the Gabriella License. The drilling, however, was not accomplished and MELP alleged that we, and we alleged that MELP, were in default of various obligations under the Gabriella JOA (as defined below) and other agreements entered into on behalf of the Gabriella License participants. Accordingly, on February 11, 2013, we, in our capacity as operator under the Gabriella JOA, suspended operations on the Gabriella License due to lack of funding and lack of reasonable expectation of funding to meet certain work program obligations. The Gabriella License participants have since executed a settlement agreement to resolve the abovementioned disputes and the related suspension of operations. The settlement agreement provides, among other things, that the Gabriella License participants will fund their proportionate share of costs incurred in connection with the attempted drilling of the first exploration well by October 8, 2013. To date, we have not paid our share of these settlement costs. As such, pursuant to the settlement agreement, at MELP’s request, we may be required to withdraw from the Gabriella JOA and assign our participating interest in the Gabriella License to the remaining Gabriella License participants.

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

Our interests and operations in Israel may be affected in varying degrees by government regulations relating to the oil and gas industry. Any changes in regulations or shifts in political conditions are beyond our control and may adversely affect our business. Our operations may be affected in varying degrees by new government regulations and changes to existing regulations, including those with respect to restrictions on exploration and production, price controls, export controls, income taxes, employment, land use, water use, environmental legislation and safety regulations. On April 10, 2011, the Petroleum Profits Taxation Law, 5771-2011 (the “Petroleum Taxation Law”) was published based largely on the conclusions and recommendations of the Sheshinski Committee, a government appointed committee in Israel which was tasked with examining the fiscal system prevailing in Israel in respect of petroleum and gas resources and proposing an updated fiscal policy. The Petroleum Taxation Law imposes a progressive levy (the “Levy”) on profits derived from petroleum reserve, in addition to the 12.5% royalty payable under the old tax regime which remains unchanged. The Levy is designed to capitalize on the economic benefits from each individual reservoir and is imposed only after the investment in exploration, development and construction are fully returned, plus a yield that reflects, among other things, the developer’s risk and required financial expenses. As a result of the Levy, the aggregate government take from oil and gas revenue is expected to increase from approximately 33% to about 52% to 62%. The implementation of the Petroleum Taxation Law may have an adverse effect on our business, financial conditions and results as our business matures.

Furthermore, on February 16, 2014, the Ministry published new guidelines (the “Guidelines”) in respect of security guarantee payments (“Security Deposit”) for all offshore licenses that require each license consortium to deposit $2,500 per offshore license with the Ministry by March 31, 2014. On March 27, 2014, the Ministry announced that it has extended the deadline for the Security Deposit until May 15, 2014. As of the of the date hereof, we do not have sufficient funds to make our pro-rate share of the Security Deposit. We are currently examining the consequences of the Guidelines on our operations, including the possibility of taking legal action. However, should the consortium on each of the Offshore Licenses not meet these requirements, the Ministry will view this as a failure to meet a license milestone and will have the right to terminate the Offshore Licenses.

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

Pre-existing environmental liabilities may exist on the property in which we currently hold an interest or on properties that may be subsequently acquired by us which are unknown to us and which have been caused by previous or existing owners or operators of the properties. In such event, we may be required to remediate these properties and the costs of remediation could be substantial. Further, in such circumstances, we may not be able to claim indemnification or contribution from other parties. In the event we were required to undertake and fund significant remediation work, such event could have a material adverse effect upon us and the value of our common shares.

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

Political instability or fundamental changes in the leadership or in the structure of the governments in the jurisdictions in which we operate could have a material negative impact on us.

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

Our Company is a Canadian corporation governed by the Canada Business Corporations Act and as such, its corporate structure, the rights and obligations of shareholders and its corporate bodies may be different from those of the home countries of international investors. Furthermore, non-Canadian residents may find it more difficult and costly to exercise shareholder rights. International investors may also find it costly and difficult to effect service of process and enforce their civil liabilities against us or some of our directors, controlling persons and officers.

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

We may issue a substantial number of our common shares without investor approval to raise additional financing and we may consolidate the current outstanding common shares. Any such issuance or consolidation of our securities in the future could reduce an investor’s ownership percentage and voting rights in us and further dilute the value of your investment.

If we are a “passive foreign investment company” at any time that a U.S. shareholder holds our common shares, such U.S. shareholder may be subject to adverse U.S. federal income tax consequences

Acquiring, holding or disposing of our common shares may have tax consequences under the laws of Canada and the United States that are not disclosed in this Form 20-F. In particular, potential investors that are U.S. taxpayers should be aware that we may be considered a “passive foreign investment company” (a “PFIC”) under Section 1297(a) of the U.S. Internal Revenue Code (the “Code”) with respect to U.S. shareholders. A non-U.S. corporation is classified as a PFIC under the Code for each tax year in which (i) 75% or more of its gross income is passive income (as defined for U.S. federal income tax purposes) or (ii) on average for such tax year, 50% or more (by value) of its assets either produces or is held for the production of passive income. The tax rules applicable to PFICs are very complex and, in some cases, uncertain. Each U.S. investor should consult its own tax advisor with respect to such rules. If our Company is a PFIC for any year during a U.S. taxpayer’s holding period, then such taxpayer may be required to treat any gain recognized by such person upon a sale or disposition of our common shares as ordinary (rather than capital) income, and any resulting U.S. federal income tax may be increased by an interest charge. Rules similar to those applicable to dispositions will generally apply to certain amounts treated as “excess distributions” in respect of the common shares.

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

We presently do not have any oil and gas reserves, do not produce any oil or gas and do not earn any significant revenues.

A.           History and Development of the Company

Name

Our legal and commercial name is Adira Energy Ltd.

Principal Office

Our principal office is located at 120 Adelaide Street West, Suite 800, Toronto, Ontario, Canada, M5H 1T1. Our telephone number is (416) 250-6500.

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

On November 25, 2008, our shareholders approved the change of our jurisdiction of incorporation from the State of Nevada to the Canadian federal jurisdiction under the CBCA by way of continuation. We completed the filing of our Articles of Conversion with the Nevada Secretary of State on November 25, 2008, and our Articles of Continuance were accepted for filing by Industry Canada effective November 27, 2008. The effect of these filings was to transfer our jurisdiction of incorporation from the State of Nevada to the Canadian federal jurisdiction under the CBCA. Copies of the Articles of Conversion, Articles of Continuance, Certificate of Continuance and By-Laws, are incorporated by reference into this Form 20-F as exhibits.

Our common shares remain registered under Section 12(g) of the Exchange Act after completion of the continuation as a result of the operation of Rule 12g-3 of the Exchange Act. Our current trading symbol on the OTC Bulletin Board (the “OTCBB”) is “ADENF” and our current trading symbol on the TSX Venture Exchange (the “TSXV”) is “ADL”.

Acquisition of Adira Energy

We completed the acquisition of Adira Energy, a company incorporated in the Province of Ontario, on August 31, 2009. As a result, we are now the owner of all the issued and outstanding shares of Adira Energy and we ceased to be a “shell company”, as defined in Rule 12b-2 of the Exchange Act. The acquisition was completed pursuant to a securities exchange agreement dated August 4, 2009 among Adira, Adira Energy and Dennis Bennie, Ilan Diamond and Alan Friedman, as principal shareholders, and concurrent securities exchange agreements among Adira and each of the minority shareholders of Adira Energy. We issued an aggregate of 39,040,001 pre-Consolidation common shares to the shareholders of Adira Energy as consideration for the acquisition of Adira Energy.

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

Reporting Issuer Status under Canadian Securities Laws

On February 1, 2006, the British Columbia Securities Commission granted our application to be designated as a reporting issuer under the Securities Act (British Columbia). Accordingly, we and our insiders became subject to the continuous disclosure requirements under the securities laws of the Province of British Columbia, Canada. We received final approval for listing on the TSXV on December 1, 2010, and on December 2, 2010, our common shares commenced trading on the TSXV. We are also a reporting issuer under the securities legislation of the provinces of Alberta and Ontario.

Capital Expenditures and Divestitures

During the year ended December 31, 2013, we incurred capital expenditures of approximately $3.6 million which relates primarily to costs incurred in the planning and development of the wells. During the same period, we disposed of property and equipment in the net amount of approximately $1.8 million which relates primarily to the drilling equipment from the Samuel license.

We planned capital expenditures for the next twelve months include the our drilling program in connection with the Offshore Licenses.

Takeover Offers

We are not aware of any indication of any public takeover offers by third parties in respect of our common shares during our last and current financial years.

B.           Business Overview

Our oil and gas operations are located in the State of Israel. We currently hold a working interest in two offshore petroleum licenses: the Gabriella License No. 378, and the Yitzhak License No. 380. We refer to these licenses, together, as the “Offshore Licenses”. We are the operator of the Gabriella License and the “Co-Operator” of the Yitzhak License. In addition, we have options to acquire up to a 5% participating interest two licenses called the Myra and Sara Licenses, as well as an option to acquire up to a 15% participating interest in the a license called the Yam Hadera License. We currently ascribe no value to the Myra and Sara Licenses and as such we do not consider our options to be material to our operations.

As discussed elsewhere in this annual report, as of the date hereof, we have missed one Ministry milestone on the Gabriella License – namely, we have not submitted a request to the Ministry for the approval of a new operator that complies with Ministry regulations; such request was due February 28, 2014.

As disclosed in more detail in our annual report on Form 20-F for the year ended December 31, 2011, in 2011, we have relinquished our interest in the Eitan License, and we waived our right to farm into the Notera License, onshore. We notified the Petroleum Commissioner of Israel (the “Commissioner”) of our surrender of the Eitan License on December 15, 2011, pursuant to the Israeli Petroleum Law, and by August 2012, we had plugged and abandoned the Eitan #1 Well. On December 5, 2012, we received final confirmation from the Ministry approving the surrender of the Eitan License.

As discussed elsewhere in in this annual report, we have relinquished our interest in the Samuel License. We notified the Ministry of our surrender on October 14, 2013, pursuant to the Israeli Petroleum Law, and we received final confirmation from the Ministry approving the surrender of the Samuel License on October 15, 2013.

As discussed elsewhere in this annual report, on February 16, 2014, the Ministry published the Guidelines in respect of Security Deposits for all offshore licenses that require each license consortium to deposit $2,500 per offshore license with the Ministry by March 31, 2014. On March 27, 2014, the Ministry announced that it has extended the deadline for the Security Deposit until May 15, 2014. As of the date hereof, we do not have sufficient funds to make our pro-rate share of the Security Deposit. We are currently examining the consequences of the Guidelines on the our operations, including the possibility of taking legal action. However, should the consortium on each of the Offshore Licenses not meet these requirements, the Ministry will view this as a failure to meet a license milestone and will have the right to terminate the Offshore Licenses.

Offshore Licences

Below is a map showing the locations of the Offshore Licences, the Samuel License, the Eitan License, the Myra and Sara Licenses, the Yam Hadera License, as well as several other licenses that we do not have an interest in.

ADIRA
ENERGY
ISRAEL
EAST MED
ADIRA LICENSES
0 11,822 23,644
METERS
By G EMBERY
January 6, 2011
NOBLE LEVIATHON 16 TCF
NOBLE TAMAR 8.4 TCF
TAMAR 2
TAMAR 1
NOBLE DALIT 500 BCF
DALIT 1
MYRA
SARA
YITZHAK
DELTA 1
ITEM 1
ROMI 1
GABRIELLA
YAM YAFO 1
HANNAH 1
YAM WEST 1
ANDROMEDA EAST 1
YAM 2
OR 1
SAMUEL
MARI B 1
BRAVO1
NORDAN 1
MARI B GAS FIELD 1.2 TCF
ASHER YAM 1
QISHON YAM 1
FOXTROT 1
EITAN
NOTERA
HAIFA
TEL AVIV
JERUSALEM

Gabriella License

The Gabriella License covers 97,000 acres (392 square kilometers) and is approximately 10 kilometers offshore Israel between Netanya and Ashdod. The Gabriella License was issued to Adira Israel on July 15, 2009 for an initial three year exploration period, subject to renewal for an additional period of four years and a second additional period of two years in the case of a discovery. Thereafter, a 30-50 year lease maybe granted if a “discovery” (as defined in the Israeli Petroleum Law 5712 & 1952 and the regulations promulgated thereunder (“Israeli Petroleum Law”)) is made. On October 16, 2013, the Ministry granted an extension of the expiration of the Gabriella License until September 1, 2014, with a corresponding extension of certain milestones.

This table sets out the work program that must be completed in order to maintain the Gabriella License:

Gabriella Work Program	Milestone Dates
1. Submit to the Ministry a request for approval of a new operator	February 28, 2014
2. Execute a contract with a drilling contractor	April 30, 2104
3. Complete an Antisotricpic PSDM and coherent sub surface model	July 31, 2014
4. Spud the first well	August 31, 2014

Adira Israel and the other Gabriella License participants have missed the February 28, 2014, deadline to submit to the Ministry a request for approval of a new operator. If the Ministry does not provide such extensions, the Ministry could then begin a process to retract the applicable license or licenses from us. See “Risk Factors” above.

In January 2010, Adira Israel entered into an agreement with Modi’in Energy Limited Partnership (“MELP”) and Modi’in Energy Management (1992) Ltd. (“MEGP”) to transfer 70% of the participating interests in the Gabriella License to MELP (the “Gabriella 2010 Agreement”). In January 2010, a subsidiary of Brownstone Energy Inc. (“Brownstone”) exercised its option to purchase 15% of the participating interests in the Gabriella License. To date, Brownstone’s interest in the Gabriella License has not been registered with the Ministry; however Adira Israel holds Brownstone’s 15% interest in trust on behalf of Brownstone pursuant to an agreement dated July 7, 2011.

The operations on the Gabriella License and the relationship of the Gabriella License participants are governed by a joint operating agreement or “JOA” (the “Gabriella JOA”). Pursuant to the Gabriella JOA, Adira Israel is the operator of the Gabriella License. The Gabriella License participants used to pay Adira Israel an operating fee, however, pursuant to the Settlement Agreement (as defined below), since Adira Israel did not pay the Settlement Costs (as defined below), as of January 1, 2013, Adira Israel ceased to receive the operator fees. In connection with the extension of the Gabriella License, Adira Israel has agreed to resign as the operator of the Gabriella License. The Gabriella License participants had until February 28, 2014, to name an alternative operator for Ministry approval, but have failed to meet this deadline.

Adira Israel previously received a monthly fee of $12,500 from MELP, pursuant to the Gabriella 2010 Agreement; however these payments ended on February 1, 2012. Adira Israel was also entitled to receive: (a) 4.25% of the 7.5% management fees payable by MELP to MEGP; and (b) a royalty in the aggregate amount of 4.5% (2.25% from each of MELP and MEGP) from any resources extracted from the Gabriella License until MELP recovers the pro rata exploration expenditures incurred by it, after which time the royalty increases to an aggregate of 10.5% (5.25% from each of MELP and MEGP), however, as discussed below, such entitlements have been since been relinquished.

Between July 2012 and January 2013, Adira Israel, MELP and Brownstone entered into various agreements for the purpose of drilling an exploration well on the Gabriella License. The drilling, however, was not accomplished and Adira Israel and MELP similarly alleged that the other was in default of various obligations under the Gabriella JOA and other agreements entered into on behalf of the Gabriella License participants. Accordingly, on February 11, 2013, Adira Israel, in its capacity as operator under the Gabriella JOA, suspended operations on the Gabriella License due to lack of funding and lack of reasonable expectation of funding to meet certain work program obligations.

Effective July 8, 2013 (the “Settlement Agreement Effective Date”), Adira Israel entered into the settlement Agreement with MELP and Brownstone to resolve the abovementioned disputes and the related suspension of operations. Pursuant to the Settlement Agreement, the Gabriella License participants agreed to waive and release each other from any claims and demands that they may have against each other with respect to the Gabriella License. The Agreement further provides that the Gabriella License participants will fund their proportionate share of costs incurred in connection with the attempted drilling of the exploration well. As of June 30, 2013, Adira Israel’s net share of the costs totals approximately US$3.3 million (the “Settlement Costs”) and was payable in stages over a 60-90 day period from the Settlement Agreement Effective Date. Additionally, Adira Israel agreed to relinquish several entitlements, including, but not limited to, its management fee. In the event that Adira Israel did not pay the Settlement Costs, at MELP’s request, Adira Israel may be required to withdraw from the Gabriella JOA, assign its participating interest in the Gabriella License to the remaining Gabriella License participants and relinquish its overriding royalty interest (“ORRI”). To date, Adira Israel has not paid the Settlement Costs and has relinquished its ORRI. Although MELP has yet to make the forgoing request, Adira Israel remains at risk of being required to withdraw from the Gabriella License.

As of the date hereof, Adira Israel settled most of the amounts owed as of December 31, 2013 to its creditors. In 2014, a claim was raised by one of its creditors against Adira Israel in the approximate amount of $750,000 with respect to payments made to certain creditors in 2014 following these settlements and the Company is currently negotiating a settlement agreement regarding this claim. The Company has rejected the claim and is presently unable to estimate the final outcome of this claim and whether it will result in any liability in 2014.

Yitzhak License

The Yitzhak License covers 31,555 acres (127.7 sq. km) and is located approximately 9 km offshore and is contiguous to the Gabriella License. The Yitzhak License was issued in October 2009 to Adira Energy (85% working interest) and Brownstone (15% working interest) for an initial three year exploration period and may be renewed upon fulfillment of certain conditions for an additional four year period plus an additional 2 year renewal option in the case of a reserve discovery. Thereafter, a 30-50 year lease may be pursued if a “discovery” (as defined in the Israeli Petroleum Law) is made. On October 16, 2013, the Ministry granted an extension of the expiration of the Yitzhak License until October 15, 2014, with a corresponding extension of certain milestones.

This table sets out the work program that must be completed to maintain the Yitzhak License:

Yitzhak Work Program	Milestone Dates
1. Execute a contract with a drilling contractor.	September 30, 2014

On January 9, 2012, the Adira Israel received approval from the Commissioner to farm-out a 5% carried working interest to AGR Group ASA (“AGR”) and a 20% working interest (subject to dilution explained below) to Ellomay Oil and Gas 2011 LP, a limited partnership (“Ellomay”) whose general partner is a wholly-owned subsidiary of Ellomay Capital Ltd. In accordance with the Ellomay Farm-Out Agreement (as defined below), Ellomay has since transferred half of its working interest (being 10%) back to Adira Israel for no cost. Following this transfer, Adira Israel has a 70% interest in the Yitzhak License, Brownstone has a 15% interest, AGR has a 5% interest and Ellomay a 10% interest. The new holdings have yet to be approved by the Commissioner.

The farm-out agreement between Adira Israel and AGR, dated November 29, 2011 (the “AGR Farm-Out Agreement”), provides, among other things, that: (a) AGR’s 5% working interest is carried by the remaining holders of the Yitzhak License through the exploration period; (b) AGR issued to Adira Israel a 3% ORRI on AGR’s share of production, until repayment of AGR's expenditures in the work program and a 4.5% ORRI from that point forward; (c) AGR will be designated lead operator in accordance with Israeli regulations defining “Operator”, with the continued involvement of Adira Israel as “co-operator” which is a construction of private contract; and (d) AGR will be appointed as engineering services contractor on the Yitzhak License with continued involvement of Adira Israel as part of the core professional team led by AGR.

The farm-out agreement between Adira Israel and Ellomay, dated November 29, 2011 (the “Ellomay Farm-Out Agreement”), provides, among other things, that: (a) Ellomay will reimburse Adira Israel for its proportionate share of the costs incurred by Adira Israel on the Yitzhak License, plus interest at LIBOR plus 1%; and (b) Ellomay will issue to Adira Israel a 3% ORRI on Ellomay’s share of production, until repayment of Ellomay's expenditures in the work program and a 4.5% ORRI from that date forward.

Adira Israel, Brownstone, AGR and Ellomay signed a JOA on September 11, 2012, to regulate their commercial relationship in respect of the Yitzhak License (the “Yitzhak JOA”). The Yitzhak JOA incorporated the terms of the AGR Farm-Out Agreement and the Ellomay Farm-Out Agreement.

On June 13, 2012, Adira Israel granted MELP an option to purchase (“MELP Yitzhak Option”) from Adira Israel a 15% participating interest in the Yitzhak License (the “MELP Yitzhak Option Interest”). The MELP Yitzhak Option may be excersised until 14 days prior to the signing of a rig contract for the Yitzhak License. If MELP exercises the MELP Yitzhak Option, then it must reimburse Adira Israel for expenditures in respect of the MELP Yitzhak Option Interest incurred up to the date of transfer of the MELP Yitzhak Option Interest. MELP must also issue to Adira Israel an ORRI of 3% with respect to all oil and gas (including any distillate and condensate) produced, saved and marketed from the area covered by Yitzhak License that is attributable to the MELP Yitzhak Option Interest, before payout, and 4.5% after payout. The transfer of the MELP Yitzhak Option Interest is subject to the approval of the Commissioner, as are all license transfers in Israel.

Samuel License

As a result of challenging markets and difficulty raising significant funds to drill multi-well programs, on October 14, 2013, Adira Geo, Adira Technologies, and the other Samuel License participants relinquished the Samuel License back to the State of Israel. Adira indirectly (through Adira Energy) owns 60% of Adira Geo and Geo Global Resources (India) Inc. (“GGRI”) owns 40%. The Ministry approved the surrender of the Samuel License on October 15, 2013.

Options to Acquire Interests in Petroleum Licenses

Myra and Sara Option

Adira has an option to acquire up to a 5% participating interest in two licenses called the Myra License and Sara License (the “M&S Option”). Adira obtained the M&S Option from Adira Barbados prior to its dissolution. We currently ascribe no value to the Myra and Sara Licenses and as such we do not consider our options to be material to our operations.

Yam Hadera Option

Pursuant to the Gabriella 2012 Agreement, Adira Israel has an option (the “Yam Hadera Option”) to acquire up to a 15% participating interest in the Yam Hadera License, located 30 kilometers offshore Israel, between Hadera and Haifa and North West of Adira’s Yitzhak license. The Yam Hadera Option is exercisable until 14 days prior to the signing of a rig contract for the Yam Hadera License.

Reserve Reporting History

In May 2011, we engaged Gustavson Associates LLC (“Gustavson”) as an independent contractor, to provide geophysical, petrophysical, geological and engineering services for resource interpretation and evaluation on the first phase of processing (often termed “Fast Track”) for the Gabriella License and the Yitzhak License. In September 2011, we received two independent reports disclosing resource estimates on the Gabriella License and the Yitzhak License. The reports were prepared by Gustavson in accordance with National Instrument 51-101 - Standards of Disclosure for Oil and Gas Activities (“NI 51-101”), as adopted by the Canadian Securities Administrators, and described a probabilistic distribution of contingent resources in respect of oil on the Gabriella License, prospective resources in respect of gas for both the Gabriella License and the Yitzhak License, and prospective resources in respect of oil on the Yitzhak License.

In March 2012, we received two further independent reports from Netherland, Sewell & Associates, Inc. (“Netherland, Sewell”) disclosing resource estimates on each of the Gabriella License and the Yitzhak License. The reports were prepared by Netherland, Sewell in accordance with NI 51-101 and also described a probabilistic distribution of contingent resources in respect of oil on the Gabriella License, prospective resources in respect of gas for both the Gabriella License and the Yitzhak License, and prospective resources in respect of oil on the Yitzhak License. The reports are available on www.sedar.com.

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

Drilling Activity

As of the date of this Form 20-F, no drilling activity is being carried out. During the past three fiscal years, we have had no productive wells and have had only one dry exploratory well, being the Eitan #1 Well, which was drilled on lands in the Hula Valley in Northern Israel.

We plugged and abandoned the Eitan #1 Well during the financial year ended December 31, 2012.

Effects of Government Regulations

See Item 3D - “Risk Factors”.

C.           Organizational Structure

The following sets out the current organizational structure of Adira and its significant subsidiaries:

Notes:

(1)	Adira Energy Ltd. is a holding corporation and is the registered and beneficial owner of 100% of Adira Energy Holding Corp. Adira Energy Ltd. currently holds the Myra and Sara Option.
(2)	Adira Energy Holding Corp. is a holding corporation and is the registered and beneficial owner of Adira’s foreign subsidiaries, including its only significant subsidiary, Adira Energy Israel Ltd.
(3)	Adira Energy Israel Ltd. is a holding corporation created to hold oil and gas licenses. It currently holds the Gabriella License, the Yitzhak License and the Yam Hadera Option.

D.           Property, Plant and Equipment

(a)          Corporate Office

Our executive offices are comprised of approximately540 square feet at 120 Adelaide Street West, Suite 800, Toronto, Ontario, Canada, M4V 3A1 for which the lease cost is CDN$ 2,313.90 per month.

(b)          Special Skill and Knowledge e

Our ability to complete drilling and exploration is dependent on the availability of well-trained, experienced crews to operate our field equipment and qualified management. We believe that our strategic arrangement with certain oil and gas exploration companies provides us with access to the special skills and knowledge required to assist us in the evaluation of our exploration properties.

(c)          Foreign Operations

During the fiscal years ended December 31, 2013, 2012 and 2011, all of our oil and gas exploration activities were in the State of Israel.

(d)          Competitive Conditions

The oil and gas industry in the State of Israel is, and will continue to be, competitive. Most contracts are awarded on the basis of competitive bids. We believe that our early entry into oil and gas exploration in Israel will provide us with a competitive advantage in the exploration and evaluation of our licenses. We expect to benefit from Brownstone’s operational knowledge and experience, given its established oil and gas exploration and development operations.

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

We do not expect that environmental protection requirements will have a significant financial or operational effect on our capital expenditures, earnings or competitive position. Environmental requirements have not had a significant effect on such matters in the fiscal year ended 2013 nor are they currently anticipated in the future.

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

See also Item 3D - “Risk Factors”.

ITEM 5                            OPERATING AND FINANCIAL REVIEW AND PROSPECTS

The following is a discussion and analysis of our activities, consolidated results of operations and financial condition as of and for the year ended December 31, 2013 It should be read in conjunction with our audited consolidated financial statements and related notes for the year ended December 31, 2013. Our financial statements have been prepared in accordance with IFRS as issued by the IASB.

A.           Operating Results

Results of Operations

Consolidated results of operations for the year ended December 31, 2013 compared to the year ended December 31, 2012.

Revenues and Other Income

	Year ended
	December 31,
	2013	2012
	U.S. dollars in thousands

Consulting	$7	$455
Operator fees	5	544
Income from farm-out	-	890
Other Income	5	-
	$17	$1,889

Consulting fees relates to consulting services in respect of the Offshore Licenses and the Samuel License on a “time and materials” basis. For the year ended December 31, 2013, we earned consulting fees of $7 thousand, as compared to $455 thousand for the year ended December 31, 2012. In early 2013 we ceased the planned drilling operations on the Gabriella License, and there were minimal activities on the Yitzhak License and Samuel License as compared to 2012.

Operator fees relate to fees we received as the operator on the Offshore Licenses and the Samuel License, at a fixed rate of the total exploration costs incurred by the respective Unincorporated Joint Ventures (“UJVs”). For the year ended December 31, 2013, we earned operator fees of $5 thousand, as compared to $554 thousand for the year ended December 31, 2012. The decrease during the period is primarily due to the suspension of operations on the Gabriella License in February 2013, and as explained before, since Adira Israel did not pay the Settlement Costs, Adira Israel relinquished its management fee and operator fee. There was also a significant decrease in activities on the Yitzhak License and Samuel License as compared to 2012.

Expenses

Exploration Expenses

For the year ended December 31, 2013, exploration expenses amounted to $677 thousand as compared to $1.0 million for year ended December 31, 2012. The decrease in exploration expenses in 2013 is due to the reduced operations on the Offshore Licenses and the Samuel License compared to 2012.

General and Administrative Expenses

For the year ended December 31, 2013, general and administrative expenses amounted to $2.8 million as compared to $5.3 million for year ended December 31, 2012. The decrease in general and administrative expenses resulted primarily from the decrease of our exploration activities since we suspended operations on the Gabriella License and includes a reduction in the number of people that we employed, a reduction in share based compensation, a reduction in professional fees, and a reduction in rental and other related expenses.

Impairment Charge

For the year ended December 31, 2013, the impairment charge amounted to $5.2 million as compared to $7.8 million for the year ended December 31, 2012. The impairment in 2013 relates primarily to costs that had been capitalized to exploration and evaluation assets prior to the suspension of operations on the Gabriella License, and which have subsequently been written–off, and our decision to write off expenses on the Yitzhak License due to the low probability of realization of the asset from either the successful development or sale of the Yitzhak License in the near future.

Financing Income/Expense

For the year ended December 31, 2013, financing income amounted to $3 million as compared to $2.5 million for the year ended December 31, 2012, and financing expenses of $30 thousand for the year ended December 31, 2013 as compared to $745 thousand for the year ended December 31, 2012.

Financing Income results from the warrants issued in the August Offering (as defined below) that are denominated in Canadian dollars, while our functional currency is US dollars; therefore the fair value of the warrants are classified as a financial liability which is remeasured to fair value at the end of each period. The changes in fair value are included in financing income/expenses. For the year ended December 31, 2013, the amount is income of $3.0 million (2012 - $2.5 million).

The primary reason for the decrease in financing expenses is the inclusion of offering expenses in the amount of $726 thousand in financing expenses in 2012. This amount represents offering costs incurred in the prospectus financing that closed in August 2012 (the “August Offering”), relating to the portion of the offering that was classified as financial liability.

In addition, we are exposed to financial risk related to the fluctuation of foreign exchange rates. We operate in Israel, most of our monetary assets are held in U.S. dollars and most of our expenditures are made in U.S. dollars. However, we also have expenditures in NIS and Canadian dollars. We have not hedged our exposure to currency fluctuations.

Net Loss

We reported a net loss and comprehensive loss for the year ended December 31, 2013 of $5.6 million as compared to a net loss and comprehensive loss of $10.6 million for year ended December 31, 2012. The primary reason for decrease in the loss in 2012 is as a result of our decreased operations in 2013.

Inflation

During the years ended December 31, 2013 and 2012, inflation has not had a material impact on our operations.

Government Regulation

The Offshore Licenses have been granted to us by the State of Israel under the Israeli Petroleum Law, and our evaluation and exploration activities in the areas covered by the Offshore Licenses must be undertaken in compliance with work plans approved by the Commissioner.

Consolidated results of operations for the year ended December 31, 2012 compared to the year ended December 31, 2011.

Revenues and Other Income

	Year ended
	December 31,
	2012	2011
	U.S. dollars in thousands

Consulting	$455 $	771
Operator fees	544	312
Income from farm-out	890	240

	$1,889	$1,323

Consulting fees relates to consulting services in respect of the Offshore Licenses and the Samuel License on a “time and materials” basis. For the year ended December 31, 2012, we earned consulting fees of $455 thousand, as compared to $771 thousand for the year ended December 31, 2011. In 2012, following the appointment of AGR as the joint operator on the Yitzhak License, we ceased to charge consulting fees, and, therefore, the consulting fees earned in 2012 related to the Gabriella License and Samuel License only. In addition, we revised the operator fee structure on the Gabriella License in 2012, which fixed the consulting fee at $25 thousand per month, which was lower than the average monthly fee earned in 2011.

Operator fees relate to fees we received as the operator on the Offshore Licenses and the Samuel License, at a fixed rate of the total exploration costs incurred by the respective UJVs. For the year ended December 31, 2012, we earned operator fees of $544 thousand, as compared to $312 thousand for the year ended December 31, 2011. The increase was due to the increased exploration activity that took place in 2012.

Income from farm-out relates mainly to fees received from MELP and MEGP, in respect of our agreement with them relating to the farm out of 70% of our interest in the Gabriella License as well as the reimbursement of prior costs incurred on the Yitzhak License relating to our farm out of 20% of the Yitzhak License in January 2012.

Expenses

Exploration Expenses

For the year ended December 31, 2012, exploration expenses amounted to $1 million as compared to $5 million for year ended December 31, 2011. The decrease in exploration expenses in 2012 was due to the advancement of our drilling plan on the Offshore Licenses and the Samuel License, and as such, exploration costs were capitalized to Exploration and Evaluation Assets, thus reducing the amount of costs expensed. In 2011, we incurred expenses in connection with the execution of the 3D seismic program on the Offshore Licenses and Samuel License.

General and Administrative Expenses

For the year ended December 31, 2012, general and administrative expenses amounted to $5.3 million as compared to $5 million for year ended December 31, 2011. The increase in operating expenses resulted primarily from increased legal and accounting expenses relating to planned capital raises that were not completed in 2012, and increased activity in Israel, including the hiring of additional staff in the second half of 2011 and during 2012. The increase in the general and administrative expenses was offset by the decrease in share based compensation ($1 million in 2011 as compared to $887 thousand in 2012). The decrease was mainly due to the fact that most of the options that were granted in prior years were either fully vested or expired.

Impairment Charge

For the year ended December 31, 2012, the impairment charge amounted to $7.8 million as compared to $1.2 million for the year ended December 31, 2011. The impairment in 2012 relates primarily to our decision to record an impairment charge of $7.8 million in respect of the Samuel license. We believed that there was a low probability of realization of the asset from either the successful development or sale of the Samuel license. The impairment in 2011 was in respect of the abandoning of the Eitan #1 Well and consumables and equipment related to the Eitan License.

Financing Income/Expense

For the year ended December 31, 2012, financing income amounted to $2.5 million as compared to $43 thousand for the year ended December 31, 2011, and financing expenses of $745 thousand of the year ended December 31, 2012, as compared to $109 thousand in the year ended December 31, 2011. The primary reason for the increase in financing expenses was the inclusion of offering expenses in the amount of $726 thousand in financing expenses in respect of the August Offering. This amount represents offering costs incurred in the August Offering relating to the portion of the offering that was classified as financial liability.

The warrants issued in the August Offering were denominated in Canadian dollars, while our functional currency is US dollars; therefore the fair value of the warrants are classified as a financial liability which is remeasured to fair value at the end of each period. The changes in fair value are included in financing income/expenses and for the year ended December 31, 2012, the amount is income of $2.3 million.

Net Loss

We reported a net loss and comprehensive loss for the year ended December 31, 2012 of $10.6 million as compared to a net loss and comprehensive loss of $10 million for year ended December 31, 2011. The primary reason for the loss in 2012 is as a result of an impairment charge in respect of the Samuel License.

Inflation

During the years ended December 31, 2012 and 2011, inflation has not had a material impact on our operations.

B.           Liquidity and Capital Resources

Liquidity

Liquidity is a measure of a company’s ability to meet potential cash requirements. We have historically met its capital requirements through the issuance of common shares.

We have an accumulated deficit of $34.6 million as of December 31, 2013, and had negative cash flows from operations of $2.0 million for the year ended December 31, 2013 ($4.0 million for the year ended December 31, 2012). Our ability to continue as a going concern depends upon the discovery of economically recoverable reserves, our ability to obtain financing to complete development, and upon future profitable operations from the properties or proceeds from their disposition. We are an exploration stage company and have not earned any revenues from its oil and gas properties to date.

In 2013, as a result of challenging markets and difficulty in raising funds to drill multi well program, we significantly reduced our activity and returned the Samuel license to the Ministry, ceased operation in Gabriella due lack of funding from the partners of the license, and there was no exploration activity in the Yitzhak License.

There can be no assurance that we will be able to continue to raise funds in which case we may be unable to meet its obligations. We are considering various alternatives with respect to raising additional capital to remedy any future shortfall in capital, but to date has made no specific plans or arrangements. Because of the early stage of our operations and our absence of any material oil and natural gas reserves, there can be no assurance this capital will be available and if it is not, we may be forced to substantially curtail or cease exploration, appraisal and development expenditures.

Year ended December 31, 2013 compared to year ended December 31, 2012

During the year ended December 31, 2013, our overall position of cash and cash equivalents decreased by $1.8 million. This decrease in cash can be attributed to the following activities:

Our net cash used in operating activities during the year ended December 31, 2013 was $2.0 million as compared to $4.0 million for the year ended December 31, 2012. This decrease is due to the fact that most of our exploration activities are capitalized to Exploration and Evaluation Assets and are therefore included in investment activities.

Cash generated from investing activities during the year ended December 31, 2013 was $234 thousand as compared to cash used in investing activities of $12.0 million during the year ended December 31, 2012. The generation of cash from investment activities in 2013 relates primarily from the sales of property and equipment and the decrease in restricted cash, offset to some extent by the capitalization of drilling costs in respect of the Offshore Licences and the Samuel License.

Cash provided by financing activities for the year ended December 31, 2013 was Nil as compared to $10.4 million during the year ended December 31, 2012. The cash provided in 2012 is primarily as a result of the completion of a public offering of shares and warrants for the net proceeds of $9.8 million.

There are no legal restrictions on transferring funds between Canada and Israel.

Year ended December 31, 2012 compared to year ended December 31, 2011

During the year ended December 31, 2012, our overall position of cash and cash equivalents decreased by $5,700,000. This decrease in cash can be attributed to the following activities:

Our net cash used in operating activities during the year ended December 31, 2012 was $3,980,000 as compared to $6,414,000 for the year ended December 31, 2011. This decrease is due to the fact that most of our exploration activities were capitalized to Exploration and Evaluation Assets and were therefore included in investment activities.

Cash used in investing activities during the year ended December 31, 2012 was $12,003,000 as compared to cash used in investing activities of $657,000 during the year ended December 31, 2011. The investment in 2012 relates primarily to the capitalization of drilling costs in respect of the Offshore Licences and the Samuel License.

Cash provided by financing activities for the year ended December 31, 2012 was $10,351,000 as compared to $6,617,000 during the year ended December 31, 2011. The cash provided in 2012 was primarily a result of the completion of a public offering of shares and warrants for the net proceeds of $9,801,000. Cash provided in 2011 was a result of a private placement for net proceeds of $6,152,000, and the exercise of warrants and employee stock options during that period.

Capital Resources

At December 31, 2013, our cash and cash equivalents were $617 thousand (December 31, 2012 - $2.4 million). The majority of this balance is being held in US Dollars. Our working capital at December 31, 2013 was negative $638 thousand as compared to $1.2 million at December 31, 2012. The decrease in 2012 is a result of the cessation of operations on the Gabriella License that took place during the year.

Commitments

We have commitments to the Ministry to complete the work programs on all of the Offshore Licenses as set out above under Item 4B – “Offshore Licences”.

In order to maintain the Offshore Licenses, we will be required to expend amounts in respect of exploration expenditures. We intend to meet all of its drilling and related expenditures as they become due to maintain our interests in its oil and gas properties. These oil and gas expenditure obligations are not fixed and cannot be predetermined with certainty. Failure to meet the obligations may result in the loss of our ownership interests in the Offshore Licenses.

Our share of the remaining contractual commitments as of December 31, 2013, for the Offshore Licenses is approximately Nil.

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

Pre-license costs

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

Share-based payment transactions

Our employees and other service providers are entitled to remuneration in the form of equity-settled share-based payment transactions.

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

The cost of equity-settled transactions is recognized in profit or loss, together with a corresponding increase in equity, during the period which the performance and service conditions are to be satisfied, ending on the date on which the relevant employees become fully entitled to the award (the “vesting period”). The cumulative expense recognized for equity-settled transactions at the end of each reporting period until the vesting date reflects the extent to which the vesting period has expired and our best estimate of the number of equity instruments that will ultimately vest. The expense or income recognized in profit or loss represents the movement in the cumulative expense recognized at the end of the reporting period. No expense is recognized for awards that do not ultimately vest.

If we modify the conditions on which equity-instruments were granted, an additional expense is recognized for any modification that increases the total fair value of the share-based payment arrangement or is otherwise beneficial to the employee/other service provider at the modification date. If a grant of an equity instrument is cancelled, it is accounted for as if it had vested on the cancellation date, and any expense not yet recognized for the grant is recognized immediately. However, if a new grant replaces the cancelled grant and is identified as a replacement grant on the grant date, the cancelled and new grants are accounted for as a modification of the original grant, as described above.

Joint oil and gas ventures

We conduct petroleum and natural gas exploration activities jointly with other partners who each have direct ownership in the assets and each are directly obligated for the liabilities of the ventures. Consequently, our financial statements reflect only our proportionate interest in such activities.

We account for our share of the joint venture's assets, liabilities it has incurred, income from the sale or use of its share of the joint venture's output, together with its share of the expenses incurred by the joint venture and any expenses it incurs in relation to its interest in the joint venture.

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

We, as the farmor, account for the farm-out arrangement as follows:

  we do not record any expenditure made by the farmee on our behalf;
  we do not recognize a gain or loss on the farm out arrangement, but rather redesignates any costs capitalized in relation to the whole interest as relating to the partial interest retained; and
  any cash consideration received is credited against costs previously capitalized in relation to the whole interest with any excess accounted for by the farmor as a gain on disposal.

Impairment of financial assets

At the end of each reporting period, we assess whether there is objective evidence of impairment of a financial asset or group of financial assets carried at amortized cost.

Objective evidence of impairment of debt instruments and receivables exists as a result of one or more events that has occurred after the initial recognition of the asset and that loss event has an impact on the estimated future cash flows. Evidence of impairment may include indications that the debtor is experiencing financial difficulties, including liquidity difficulty and default in interest or principal payments. The amount of the loss recorded in profit or loss is measured as the difference between the asset's carrying amount and the present value of estimated future cash flows (excluding future credit losses that have not yet been incurred) discounted at the financial asset's original effective interest rate (the effective interest rate computed at initial recognition). If the financial asset has a variable interest rate, the discount rate is the current effective interest rate. The carrying amount of the asset is reduced through the use of an allowance account (see allowance for doubtful accounts above). In a subsequent period, the amount of the impairment loss is reversed if the recovery of the asset can be related objectively to an event occurring after the impairment was recognized. The amount of the reversal, up to the amount of any previous impairment, is recorded in profit or loss.

Revenue recognition

Revenues are recognized in the statement of comprehensive loss when the revenues can be measured reliably, it is probable that the economic benefits associated with the transaction will flow to us and the costs incurred or to be incurred in respect of the transaction can be measured reliably.

Our revenues are mainly derived from:

1. Operator fees - We act as the operator or joint operator on the Offshore Licenses and is entitled to operator fees and revenues are recognized in accordance with the terms of the JOAs, as exploration expenses are incurred in the UJV’s.

2. Consulting fees – We provide consulting services in respect of the Offshore Licenses on a “time and materials” basis. Consulting fees are recognized as revenues as the services are rendered to the respective UJV’s.

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

F.           Tabular Disclosure of Contractual Obligations

The following sets forth our contractual obligations as of December 31, 2013:

	Payments due by period (U.S. dollars in thousands)
Contractual Obligations	Total	Less than 1 year	1-3 years	3-5 years	More than 5 years
Operating Lease Obligations	29	29	0	0	0
Total	29	29	0	0	0

G.           Safe Harbor

Not applicable.

ITEM 6                            DIRECTORS, SENIOR MANAGEMENT AND EMPLOYEES

A.           Directors and Senior Management

The size of Adira’s Board of Directors (the “Board”) is currently set at four. All of Adira’s directors are elected annually by the shareholders and hold office until the next annual general meeting or until their successors are duly elected and qualified, unless their office is earlier vacated in accordance with the CBCA and Adira’s articles of incorporation.

The following table sets forth information relating to the directors and senior management of Adira as at the date of this Form 20-F:

Name(1)	Position
Dennis Bennie(2)(3)	Director and Chairman
Colin Kinley	Director

Name(1)	Position
Alan Friedman(2)	Director and Executive Vice-President, Corporate Development
Alan Rootenberg(2)(3)	Director
Gadi Levin	Chief Financial Officer Secretary Acting Principal Executive Officer from February 24 to February 27, 2012

Notes:

(1)	Neither age nor date of birth of directors or senior managers is required to be reported in our home country (Canada) nor otherwise publicly disclosed.
(2)	Member of Audit Committee.
(3)	“Independent” for purposes of National Instrument 52-110– Audit Committees (“NI 52- 110”).

During the 2013 financial year Sheldon Inwentash and Orit Leitman, resigned from the Board. Amos Lasker, Jeffrey E. Walter, and Richard Crist were not nominated for re-election.

Directors and Senior Management of the Subsidiaries

The following table sets out the directors and senior management of Adira’s significant subsidiaries as of the date of this Form 20-F, provides the person’s name, location of residence, position(s) held with the entity, principal occupation during the last five years and if a director, the date on which the person became a director. None of the directors and senior management listed below beneficially own, control or direct, directly or indirectly, any common shares of any subsidiary listed below.

Adira Energy Holding Corp. (Ontario)

Name and Residence	Position	Date First Elected/ appointed	Principal Occupation During Last 5 Years

Gadi Levin Lev Hasharon, Israel	Chief Financial Officer	January 11, 2011
VP and Chief Financial Officer for two Israeli investment houses in the fields of private equity, hedge funds and real estate. Prior to that, financial consultant to the Prime Minister’s Office of the State of Israel

Alan Friedman Toronto, Canada	President, Secretary and Director	April 4, 2008	Founder, President and Chief Executive Officer of Rivonia Capital Inc., South African lawyer

Dennis Bennie Toronto, Canada	Director	April 4, 2008	Founder, XDL Venture Capital Fund and XDL Capital Invest

Adira Energy Israel Ltd. (Israel)

Name and Residence	Position	Date First Elected	Principal Occupation During Last 5 Years

Gadi Levin Lev Hasharon, Israel	Chief Executive Officer and Chief Financial Officer	January 11, 2011

VP and Chief Financial Officer for two Israeli investment houses in the fields of private equity, hedge funds and real estate. Prior to that, financial consultant to the Prime Minister’s Office of the State of Israel

The following is biographical information on our directors and offers who are acting in the capacity of director or officer as of the date hereof:

Mr. Dennis Bennie. Mr. Bennie became Chairman and a director of Adira on August 31, 2009. Prior to that, Mr. Bennie was a founding member of Adira Holding Co., now a wholly-owned subsidiary of Adira, and its Chairman since inception in April 2009. Over the past 25 years, Mr. Bennie has founded and managed several successful companies. In 1996, he founded the XDL Venture Capital Fund. One of its most noteworthy investments was a 1997 start-up, Delano Technology Corporation (NASD:DTEC). XDL Intervest, a $150 million fund was started in 1999 and is now fully invested. From 1988 to 1996, Mr. Bennie was Chairman and Chief Executive Officer of Delrina Corporation, which was listed on both the Toronto Stock Exchange and NASDAQ. Mr. Bennie serves on several boards and also regularly serves on various charitable boards.

Mr. Colin Kinley. Mr. Kinley became a director of Adira on August 31, 2009 and was a Senior Advisor from August 23, 2010 to December 15, 2011. He also served as President and Chief Operating Officer of Adira from July 22, 2010 to June 27, 2011. Mr. Kinley is Chief Executive Officer of Kinley Exploration LLC, a specialized exploration company providing integrated program exploration and development management for both new and established oil and gas plays. Mr. Kinley has over 30 years of international experience in the exploration of frontier resource plays, 26 years as a senior executive for Layne Christensen and its predecessor companies. During his tenure at Layne Christensen he had executive oversight of multiple service companies and exploration and production operations, both domestically and internationally. During the past 7 years, Mr. Kinley and his team have developed an E&P advisory firm consulting on the development of frontier oil and gas plays from concept development through to exploration. He is experienced and practiced in both public and private company disciplines.

Mr. Alan Friedman. Mr. Friedman became Executive Vice-President and a director of Adira on August 31, 2009. Prior to joining Adira, Mr. Friedman was a founding member of Adira Holding Co. and had been its President since its inception in April 2009. Mr. Friedman is a South African qualified attorney and has played an integral role in the acquisition of various mining and oil and gas assets, financings and go-public transactions for many resource companies over the past 13 years. Mr. Friedman is also the co-founder and Director of Eco (Atlantic) Oil & Gas Ltd., a TSXV listed oil and gas exploration company, developing various oil assets offshore and onshore Namibia. He was also a director and co–founder of Auryx Gold Corp., a TSX listed Namibian gold exploration company having been sold to B2 Gold for more than $150 million. Mr. Friedman is the President and Chief Executive Officer of Rivonia Capital Inc. and a director of the Canada-South Africa Chamber of Business.

Mr. Alan Rootenberg. Mr. Rootenberg is a chartered accountant with experience in the oil and gas, mineral exploration and technology industries. He has served as a senior executive for number of publicly traded companies. Alan has also served as President and Chief Executive Officer of a TSXV listed technology company. Alan has a Bachelor of Commerce degree from the University of the Witwatersrand in Johannesburg, South Africa and holds a CPA designation.

Mr. Gadi Levin. Mr. Levin became Chief Financial Officer of Adira’s subsidiaries in July 2010, Secretary of Adira in August 2010, and was appointed as Adira’s Chief Financial Officer in January 2011. He served as the Acting Principal Executive Officer of Adira during the interim period from the effective date of the termination of February 24, 2012, to February 27, 2012. Mr. Levin previously served as the Vice President of Finance and Chief Financial Officer for two Israeli investment houses in the fields of private equity, hedge funds and real estate (July 2008 to December 2009 and January 2010 to June 2010, respectively). For the five years prior to that he worked as a financial consultant to the Prime Minister’s Office of the State of Israel. Mr. Levin began his career at the accounting firm, Arthur Andersen, where he worked in the Cape Town, London and Tel Aviv offices for nine years. He has a Bachelor of Commerce degree in Accounting and Information Systems from the University of the Cape Town, South Africa, and a post graduate diploma in Accounting from the University of South Africa. He received his Chartered Accountant designation in South Africa and has an MBA from Bar Ilan University in Israel.

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

To the best of our knowledge, other than as disclosed below, no director or executive officer of Adira is, as at the date hereof, or has been, within the 10 years before the date hereof, a director, chief executive officer or chief financial officer of any corporation (including Adira ) that:

(a)	was subject to an order that was issued while the director or executive officer was acting in the capacity as director, chief executive officer or chief financial officer; or

(b)

was subject to an order that was issued after the director or executive officer ceased to be a director, chief executive officer or chief financial officer and which resulted from an event that occurred while that person was acting in the capacity as director, chief executive officer or chief financial officer., other than in the case of Alan Rootenberg where in April 2008, he resigned as interim Chief Financial Officer of Talware Networx Inc., a TSXV listed company. 13 months later, in May 2009, the common shares of Talware Networx Inc. were the subject of a cease trade order and the company was delisted from the TSXV.

To the best of our knowledge, no director or executive officer of Adira or a shareholder holding a sufficient number of securities of Adira to affect materially the control of Adira:

(a)

is, as at the date hereof, or has been within the 10 years before the date hereof, a director or executive officer of any corporation (including Adira) that, while that person was acting in that capacity, or within a year of that person ceasing to act in that capacity, became bankrupt, made a proposal under any legislation relating to bankruptcy or insolvency or was subject to or instituted any proceedings, arrangement or compromise with creditors or had a receiver, receiver manager or trustee appointed to hold its assets; or

(b)

as, within the 10 years before the date hereof, become bankrupt, made a proposal under any legislation relating to bankruptcy or insolvency, or become subject to or instituted any proceedings, arrangement or compromise with creditors, or had a receiver, receiver manager or trustee appointed to hold the assets of the director, executive officer or shareholder.

To the best of our knowledge, no director or executive officer of Adira, or a shareholder holding a sufficient number of Adira’s securities to affect materially the control Adira, has been subject to:

(a)

any penalties or sanctions imposed by a court relating to securities legislation or by a securities regulatory authority or has entered into a settlement agreement with a securities regulatory authority; or

(b)	any other penalties or sanctions imposed by a court or regulatory body that would likely be considered important to a reasonable investor in making an investment decision.

Conflicts of Interest

Some of our officers and directors are directors or officers of other oil and gas exploration companies. Consequently, potential conflicts of interest may arise in the event that these companies compete in respect of the sale or option of oil and gas properties in which we are or may be interested.

Our directors and officers are aware of the existence of laws governing accountability of directors and officers for corporate opportunity and requiring disclosures by directors of conflicts of interest and we will rely upon such laws in respect of any directors and officers conflicts of interest or in respect of any breaches of duty by any of its directors or officers. All such conflicts will be disclosed by such directors or officers in accordance with the CBCA and they will govern themselves in respect thereof to the best of their ability in accordance with the obligations imposed upon them by law.

Promoters

Alan Friedman, Ilan Diamond (formerly the Chief Executive Officer and a director of the Company,) and Dennis Bennie took the initiative in organizing the Company and may be considered to have been promoters of the Company. See Item 6E - Share Ownership for details of the shareholdings of such individuals.

B.           Compensation

During the year ended December 31, 2013, we paid aggregate remuneration to our directors and officers as a group who served in the capacity of director or executive officer during such year of approximately $932 thousand, of which $1,133 thousand relates to salaries to executive officers and $77 thousand relates to share based compensation to executive officer and directors.

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

We have no other forms of compensation, although payments may be made from time to time to individuals or companies they control for the provision of consulting services. Such consulting services are paid for at competitive industry rates for work of a similar nature by reputable arm’s length services providers.

We have no compensatory plan, contract or arrangement where an executive officer is entitled to receive more than $100,000 to compensate such executive officers in the event of resignation, retirement or other termination, a change of control of Adira or a change in responsibilities following a change in control, other than as described in this Form 20-F.

Summary Compensation Table

The following table provides a summary of compensation that we paid to our senior management during the fiscal year then ended December 31, 2013 (in thousands of US Dollars):

Names and Principal Position	Salary ($)	Share- Based Awards ($)	Option- Based Awards ($)	Non-Equity Incentive Plan Compensation ($)		Pension Value ($)	All Other Compensation ($)	Total Compensation ($)
				Annual incentive plans	Long- term incentive plans
Jeffrey E. Walter, Chief Executive Officer(1)	311	44	-	-	-	-	-	355
Gadi Levin, Chief Financial Officer	204	27	-	-	-	-	-	231
Alan Friedman, Executive Vice President, Corporate Development	144	19	-	-	-	-	-	163
Alon Polishuk, Vice President, Contracts Administration and Regulations(2)	199	(26)	-	-	-	-	-	173
Moshe Politi Chief Geologist(3)	201	(24)	-	-	-	-	-	177

Notes:

1)	Mr. Walter ceased to be the Chief Executive Officer, effective September 10, 2013.
2)	Mr. Polishuk ceased to be the Vice President, Contracts Administration and Regulations, effective December 30, 2013.
3)	Mr. Politi ceased to be the Chief Geologist, effective December 30, 2013.

Option Based Awards

Stock options are granted to provide an incentive to our directors, officers, employees and consultants to achieve our longer-term objectives; to give suitable recognition to the ability and industry of such persons who contribute materially to our success; and to attract and retain persons of experience and ability, by providing them with the opportunity to acquire an increased proprietary interest in Adira. We awards stock options to our executive officers based upon the recommendation of the Board, which recommendation is based upon the Compensation Committee’s review of a proposal from the President and CEO. Previous grants of incentive stock options are taken into account when considering new grants.

We has a stock option plan for the granting of incentive stock options to the officers, employees, consultants and directors. See Item 6E - “Share Ownership – Equity Compensation Plans” for more information.

Director Compensation

We have no arrangements, standard or otherwise, pursuant to which Directors are compensated by for their services in their capacity as Directors, or for committee participation, involvement in special assignments or for services as consultant or expert during the most recently completed financial year or subsequently, up to and including the date of this Form 20-F, except for the consulting fees described in Item 7.B – “Related Party Transactions” of this Form 20-F.

Long-Term Incentive Plan Awards

We did not make any long-term incentive plan awards during the years ended December 31, 2013 and 2012.

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

As of the date of this Annual Report, we have employment agreements with the following officers of Adira:

Mr. Dennis Bennie – Co-Chairman

Effective August 31, 2009, Adira entered into an agreement with Mr. Bennie pursuant to which Mr. Bennie agreed to provide his services to us in the capacity of Co-Chairman of the Board for a term to continue until terminated (the “Bennie Agreement”). Under the Bennie Agreement, Mr. Bennie is paid an annual salary of CDN$60,000.

The Bennie Agreement contains certain representations, warranties and covenants, including, among other things, standard confidentiality, non-competition and non-solicitation covenants. Pursuant to the Bennie Agreement, each party thereto is entitled to terminate the Bennie Agreement at any time by providing sixty days’ written notice. In addition, Adira is entitled to terminate the Bennie Agreement immediately without notice and/or payment in lieu thereof for cause (as defined in the Bennie Agreement).

Furthermore, if the Bennie Agreement is terminated by Adira without cause (as defined in the Bennie Agreement), by Mr. Bennie for good reason (as defined in the Bennie Agreement) or due to a change of control in Adira (as defined in the Bennie Agreement), Mr. Bennie is entitled to a payment equal to twenty four months’ salary and 100% of the stock options granted to Mr. Bennie will vest immediately.

Notwithstanding the forgoing, effective March 1, 2013, 50% of Mr. Bennie’s salary shall accrue and become payable upon the happening of certain prescribed events, including a change of control transaction or a substantial financing.

Mr. Alan Friedman – Executive Vice President, Corporate Development

Effective May 1, 2011, Adira entered into a consulting agreement, as amended and restated on December 19, 2012 and as amended further on March 22, 2013, with Rivonia Capital Inc. (the “Friedman Service Company”), a company wholly owned by Mr. Friedman, pursuant to which Mr. Friedman agreed to provide his services to us in the capacity of Executive Vice President of Corporate Development for a term to continue until terminated (the “Friedman Agreement”). Mr. Friedman reports to Adira’s CEO. Under the Friedman Agreement, Mr. Friedman is paid a monthly salary of CDN$12,000 (excluding HST).

The Friedman Agreement contains certain representations, warranties and covenants, including, among other things, standard confidentiality, non-competition and non-solicitation covenants. Pursuant to the Friedman Agreement, each party thereto is entitled to terminate the Friedman Agreement at any time by providing sixty days’ written notice. In addition, Adira is entitled to terminate the Friedman Agreement immediately without notice and/or payment in lieu thereof for cause (as defined in the Friedman Agreement).

Furthermore, if the Friedman Agreement is terminated by Adira without cause (as defined in the Friedman Agreement), by the Friedman Service Company or Mr. Friedman for good reason (as defined in the Friedman Agreement ) or due to a change of control in Adira (as defined in the Friedman Agreement), the Friedman Service Company is entitled to a payment equal to twenty four months’ salary and 100% of the stock options granted to Mr. Friedman will vest immediately.

Notwithstanding the forgoing, 50% of Mr. Friedman’s salary shall accrue and become payable on the happening of certain prescribed events, including but not limited to a change of control transaction or a substantial financing.

Mr. Gadi Levin – Chief Financial Officer

Effective July 21, 2010, Adira Israel entered into an employment agreement with Mr. Levin, as amended on September 13, 2012, and March 13, 2013, pursuant to which Mr. Levin agreed to provide his services to us in the capacity of Chief Financial Officer for a term to continue until terminated (the “ Levin Agreement”). Mr. Levin reports to the Adira’s CEO. Under the Levin Agreement, Mr. Levin is paid a monthly salary of NIS 51,000 ($14,697.41, based on an exchange rate of one U.S. dollar into New Israeli Shekel of $1.00 per NIS 3.47, on April 29, 2014, as published by International Monetary Fund) and is entitled to, among other things, a vehicle allowance.

The Levin Employment Agreement contains certain representations, warranties and covenants, including, among other things, standard confidentiality, non-competition and non-solicitation covenants. Pursuant to the Levin Agreement, each party thereto is entitled to terminate the Levin Agreement at any time by providing two months’ written notice. In addition, Adira is entitled to terminate the Levin Agreement immediately without notice and/or payment in lieu thereof for cause (as defined in the Levin Agreement).

If the Levin Employment Agreement is terminated due to a change of control (as defined in the Levin Employment Agreement), by Adira Israel without cause (as defined in the Levin Agreement) or by Mr. Levin for good reason (as defined in the Levin Agreements), Mr. Levin is entitled to a payment equal (i) twelve months salary and 50% of the unvested stock options granted to Mr. Levin will be accelerated and be vested if the Levin Employment Agreement is terminated between 13 and 36 months of its effective date, or (ii) twenty four months salary and 100% of the unvested stock options granted to Mr. Levin will be accelerated and be vested if the Levin Employment Agreement is terminated at least 37 months of its effective date.

Effective, November 1, 2013, the scope of Mr. Levin’s employment became part-time and his salary was reduced to NIS 17,000 ($4,899.13, based on an exchange rate of one U.S. dollar into New Israeli Shekel of $1.00 per NIS 3.47, on April 29, 2014, as published by International Monetary Fund).

C.           Board Practices

Our Directors have served in their respective capacities since their election or appointment and will serve until our next annual general meeting or until a successor is duly elected and qualified, unless their office is earlier vacated in accordance with the CBCA and our articles of incorporation. Our officers serve at the discretion of the Board.

The Board is responsible for, among other things, identifying suitable candidates to be recommended for election to the Board by shareholders or appointment by the Directors, subject to the limits in Adira’s articles and the CBCA. One of the objectives of the Board with respect to the nomination is to maintain the composition of the Directors in a way that provides the best mix of skills and experience to guide our long-term strategy and ongoing business operations.

The Board conducts an annual review and assessment of the performance of the Chairman and Chief Executive Officer and our other senior executive officers.

The Board also reviews and monitors our executive development programs and the long-range plans and personnel policies for recruiting, developing and motivating our executives. The Board has reviewed and approved the qualifications of each of the Board nominees standing for election.

The Board’s review of the performance of our company and the Chief Executive Officer as measured against objectives established in the prior year by the Board and the CEO. The evaluation is to be used by the Board in its deliberations concerning the CEO’s annual compensation. The evaluation of performance against objectives forms part of the determination of the entire compensation of senior employees. The Board is also responsible for reviewing the compensation of the Directors on an annual basis, taking into account such matters as time commitment, responsibility and compensation provided by comparable organizations. The compensation committee will make an annual review of such matters and make a recommendation to the Board.

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

Audit, Compensation and Disclosure Committees

Audit Committee

We have a standing Audit Committee that assists the directors of Adira in overseeing all material aspects of reporting, control and audit functions, except those specifically related to the responsibilities of another standing committee of the Board. The role of the Audit Committee includes a particular focus on the qualitative aspects of financial reporting to shareholders and on our processes for the management of business/financial risk and for compliance with significant applicable legal, ethical, and regulatory requirements. The Audit Committee is responsible for, among other things, the making recommendations to our Board with respect to the appointment and remuneration of our independent accountant. A copy of our Audit Committee Charter was filed as an exhibit to our Form 10-KSB filed for our 2003 fiscal year.

As of the date hereof, our Audit Committee is comprised of Dennis Bennie, Alan Rootenberg and Alan Friedman.

We have procedures for the review and pre-approval of any services performed by our auditors. The procedures require that all proposed engagements of the auditors for audit and non-audit services be submitted to the Audit Committee for approval prior to the beginning of any such services. The Audit Committee considers such requests, and, if acceptable to a majority of the Audit Committee members, pre-approves such audit and non-audit services by a resolution authorizing management to engage the auditors for such audit and non-audit services. During such deliberations, the Audit Committee assesses, among other factors, whether the services requested would be considered "prohibited services" as contemplated by the regulations of the SEC, and whether the services requested and the fees related to such services could impair the independence of the auditors.

Pursuant to section 6.1 of NI 52-110, as adopted by the Canadian Securities Administrators (the "CSA"), Adira is exempt from the requirements of Parts 3 and 5 of NI 52-110 for the year ended December 31, 2013, by virtue of Adira being a "venture issuer" (as defined in NI 52-110).

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

Compensation Committee

Adira has a Compensation Committee comprised of Dennis Bennie, Alan Rootenberg and Colin Kinley. Currently, any material commitments, inclusive of remuneration, are required to be pre-approved by the Board, following recommendation of the Compensation Committee

Disclosure Committee

Adira has a Disclosure Committee comprised of Dennis Bennie and Alan Friedman. The purpose of the Disclosure Committee is to provide assistance to the Chief Executive Officer and the Chief Financial Officer in fulfilling their responsibilities regarding the identification and disclosure of material information about us, and the accuracy, completeness and timeliness of our financial reports.

D.           Employees

As of December 31, 2013, we employed a total of 7 employees, out of which 3 are employed in Israel and 4 in North America. 2 employees perform management and professional functions, 4 employees provide administrative services, and 1 provides legal/regulatory service.

None of our employees are part of a collective bargaining unit. Management believes that its relations with its employees are good.

Israeli Employment Law and Practices

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

E.           Share Ownership

Shares

The shareholdings of our officers and directors are set forth below as of the date hereof.

Holder name	No. of Shares held	Percentage of holding		Percentage of holding on a fully diluted basis(1)
		% in capital	% in voting	% in capital	% in voting
Dennis Bennie(2)	4,434,643	7.41%	7.41%	4.90%	7.57%
Alan Friedman(3)	1,651,366	3.87%	3.87%	2.56%	2.95%
Colin Kinley(4)	16,666	0.01%	0.01%	0.01%	0.01%
Gadi Levin(5)	-	-	-	-	-
Alan Rootenberg(6)	16,666	0.01%	0.01%	0.01%	0.01%

Notes:

(1)	”Fully diluted basis” means with the exercise of all warrants and options.
(2)

Mr. Dennis Bennie is an interested party in Adira by virtue of his share holdings and by virtue of him serving as the chairman of the Board. Mr. Bennie indirectly holds all of the shares through companies controlled by himself and through his spouse.

(3)	Mr. Alan Friedman is an interested party in Adira by virtue of his share holdings and by virtue of him serving as a director and as Adira’s chief business development officer.
(4)	Mr. Colin Kinley is an interested party in Adira by virtue of his share holdings and by virtue of him serving as a director in Adira.
(5)	Mr. Levin is an interested party in Adira by virtue of him serving as a director in Adira.
(6)	Mr. Rootenberg is an interested party in Adira by virtue of his share holdings and by virtue of him serving as a director in Adira.

Options

The stock options, exercisable into common shares of Adira, held by our officers and directors are set forth below as of the date hereof.

Name	Position	Allotment Date	Expiration Date	Exercise Price (US Dollar) (1)	Vesting Details	Total (2)
Dennis Bennie	Co-Chairman	Aug. 31, 2009	Aug. 20, 2014	0.75	A(3)	132,000
		Jan. 28, 2010	Jan. 27, 2015	1.83	E(7)	83,333
		Jan. 11, 2011	Jan. 10, 2015	2.40	I(9)	33,333
		Aug. 22, 2012	Aug. 21, 2017	0.60	R(12)	506,667
Alan Friedman	Executive Vice President, Corporate Development and Director	Aug. 31, 2009	Aug. 20, 2014	$0.75	A(3)	132,000
		Aug. 31, 2009	Aug. 20, 2014	$0.75	C (5)	83,333
		Jan. 28, 2010	Jan. 27, 2015	$1.80	E(7)	83,333
		Jan. 11, 2011	Jan. 10, 2017	$2.40	I (9)	50,000
		Aug. 22, 2012	Aug. 21, 2017	$0.60	R(12)	353,333
Colin Kinley	Director	Aug. 31, 2009	Aug. 20, 2014	$0.75	B(4)	133,333
		Sep. 23, 2009	Sep. 23, 2014	$0.75	D(6)	83,333
		Jan. 28, 2010	Jan. 28, 2015	$1.80	E(7)	83,333
		Jan. 18, 2011	Jan. 17, 2017	$2.40	I(9)	266,667
		Mar. 18, 2011	Mar. 17, 2017	$2.40	J(10)	33,333
		Aug. 22, 2012	Aug. 21, 2017	$0.60	R(12)	50,000
Gadi Levin	Chief Financial Officer	Jul. 22, 2010	Jul. 21, 2015	$1.83	H(8)	83,333
		May. 3, 2011	May. 2, 2016	$1.80	L(11)	83,333
		Aug. 22, 2012	Aug. 21, 2017	$0.60	R(12)	303,333

Notes

(1)	The exercise prices of employee stock options in 2010 were set in US Dollars and as of 2011, in Canadian Dollars. The tables show all amounts in US Dollars.
(2)	Each stock option may be exercised to purchase one of our common shares at the exercise price.
(3)	Type A stock options vest over 2 years, with 12.5% vesting each quarter with the initial amount vesting on the date three months after the grant date.
(4)	Type B stock options vest 8.5% at the end of each quarter for the first two years and 8% at the end of each quarter thereafter. The initial amount will vest three months after the grant date.
(5)	Type C stock options vest over 4 years, with 6.25% vesting at the end of each quarter with the initial amount vesting on the date three months after the grant date.
(6)

Type D stock options vest at 12.5% each quarter and the initial amount vests on the business day immediately on which each of the optionees is elected or appointed as a director of Adira. In the event they are not elected as a director, all options granted expire immediately.

(7)	Type E stock options vest over 2 years, with 12.5% vesting at the end of each quarter with the initial amount vesting on the date three months after the grant date.
(8)	Type H stock options vest 12.5% each quarter over two years with the initial amount vesting on the grant date.
(9)	Type I stock options vest 12.5% every six months over four years with the initial amount vesting on the date three months after the grant date;
(10)	Type J stock options vest 12.5% every six months over four years with the initial amount vested on September 18, 2011;
(11)	Type L stock options vest 12.5% every six months over four years with the initial amount vested on September 3, 2011;
(12)	Type R stock options vest 33.33% every twelve months over two years with the initial vesting on August 22, 2012.

Warrants

Warrants, exercisable into common shares of Adira, held by our officers and directors are set forth below as of the date hereof.

Name	Position	Allotment date	Expiration date	Exercise price	Total (1)
Dennis Bennie	Co-Chairman of the Board	August 9, 2012	August 9, 2015	0.60	2,380,953
Alan Friedman	Executive Vice President, Corporate Development and Director	August 9, 2012	August 9, 2015	0.60	333,333

Notes:

(1)    As a result of the Consolidation, each warrant will evidence the right of the holder thereof to acquire 1/3 of a common share at the exercise price.

Equity Compensation Plans

The following table summarizes our compensation plans under which equity securities are authorized for issuance as at December 31, 2013.

Plan Category	Number of securities to be issued upon exercise of outstanding options, warrants and rights	Weighted-average exercise price of outstanding options, warrants and rights	Number of securities remaining available for future issuance under equity compensation plans(1) (excluding securities reflected in the second column)
Equity compensation plans approved by securityholders	35,745,338	0.20	2,755,036
Equity compensation plans not approved by securityholders	N/A	N/A	N/A
Total:	35,745,338	0.20	2,755,036

Notes:

(1)

The number of securities remaining available for future issuance under our 10% rolling stock option plan as at the end of our most recently completed financial year is calculated on the basis of 10% of our issued and outstanding common shares as at such date (being 10% of 60,260,365 - 292,665 = 2,733370).

On August 31, 2009, the Board adopted a new 10% rolling stock option plan (the “Stock Option Plan”) to replace the existing plan. The Stock Option Plan was ratified by the shareholders of Adira on December 17, 2009, and has since been approved by the shareholders of Adira on an annual basis.

The purpose of the Stock Option Plan continues to be to allow us grant options to our directors, officers, employees and consultants, as additional compensation, and as an opportunity to participate in our success. The granting of such options is intended to align the interests of such persons with that of the shareholders. Options will be exercisable over periods of up to ten years as determined by the Board and are required to have an exercise price no less than the fair market value of Adira’s common shares, at the time of grant. Pursuant to the Stock Option Plan, the Board may, from time to time, authorize the issue of stock options to our directors, officers, employees and consultants or employees of companies providing management or consulting services to us.

The maximum number of common shares which may be issued pursuant to options previously granted and those granted under the Stock Option Plan will be a maximum of 10% of the issued and outstanding common shares at the time of the grant. In addition, the number of shares which may be reserved for issuance to any one individual may not exceed 5% of the issued shares on a yearly basis or 2% if the optionee is engaged in investor relations activities or is a consultant. The Stock Option Plan contains no vesting requirements, but permits the Board to specify a vesting schedule in its discretion.

On January 11, 2011, the Board adopted an annex to the Stock Option Plan applicable to optionees who are residents of the State of Israel at the date of grant or those who are deemed to be residents of the state of Israel for the payment of tax at the date of grant. The provisions specified therein form an integral part of the Stock Option Plan and is to be read as a continuation of the Stock Option Plan and only modifies options granted to Israeli optionees so that they comply with the requirements set by the Israeli law in general, and in particular with the provisions of Section 102 of the Israeli Income Tax Ordinance, as may be amended or replaced from time to time. In connection with options granted to Israeli optionees under the Stock Option Plan, the Board selected the capital gains tax track pursuant to the Israeli tax legislation which came into effect on January 1, 2003.

ITEM 7                            MAJOR SHAREHOLDER AND RELATED PARTY TRANSACTIONS

A.           Major Shareholders Major Shareholders

We are a publicly-held corporation, with our shares held by residents of the United States, Canada and other countries. To the best of our knowledge, as at December 31, 2013, no person, corporation or other entity beneficially owns, directly or indirectly, or controls more than 5% of our common shares, except as follows:

Name	Number of Common Shares Owned(1)(2)	Percentage(3)
Dennis Bennie	4,467,976(4)	7.41%
BRM Group Ltd.	3,333,333	5.53%
Goodman Investment Counsel Inc.	5,275,904 (5)	8.75%

Notes:

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

(2)	Each of our common shares entitles the holder thereof to one vote.
(3)	Based on 60,260,318 common shares of Adira issued and outstanding as of the date of this filing.
(4)	Includes shares held by spouse.
(5)	Includes shares held by Goodman Investment Counsel Inc. and associated companies that are controlled by Mr. Nathan Goodman.

Geographic Breakdown of Shareholders

As of December 31, 2013, our shareholder register indicates that our common shares are held as follows:

Location	Number of Shares	Percentage of Total Shares	Number of Registered Shareholders of Record
United States	573,988	0.95	57
Canada	57,811,401	95.94	52
Other	1,874,929	3.11	19
Total	60,260,318	100	128

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

Insider Reports under the British Columbia Securities Act

Under the Canadian Securities laws, “insiders” (generally officers, directors and holders of 10% or more of our shares) are required to file insider reports of changes in their ownership within the first 5 days following a trade in our securities. Copies of such reports are available publically at www.sedi.ca.

B.           Related Party Transactions

None of our director or senior officer, no associate or affiliate of the foregoing persons, and no insider has or had any material interest, direct or indirect, in any transactions, or in any proposed transaction, which in either such case has materially affected or will materially affect us or our predecessors during the years ended December 31, 2013 except as follows:

(a)

During the year ended December 31, 2013, we incurred $386 thousand in consulting fees and operating expenses to private companies which are controlled by some of our directors or officers (year ended December 31, 2012 - $357thousand).

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

	Year ended
	December 31,

	2013	2012	2011
		U.S. dollars in thousands

Short-term employee benefits	$1,133	$1,071	$911
Share based compensation	16	613	850
$1,149	$1,684	$1,761

Benefits in respect of key management persons (including directors) who are not employed by us:

	Year ended
	December 31,

	2013	2012	2011
		U.S. dollars in thousands

Share based compensation	$68	$298	$206

C.           Interests of Experts and Counsel

Not applicable.

ITEM 8                            FINANCIAL INFORMATION

A.           Consolidated Statements and Other Financial Information

Financial Statements

The financial statements required as part of this Annual Report on Form 20-F are filed under Item 18 of this Annual Report.

Legal Proceedings

On October 25, 2013, we filed a Statement of Claim in the Superior Court of Justice (Ontario) naming as defendants, Pelagic Investments Limited (“PI”) and its principle, Prentis B. Tomlinson Jr., in connection with the failed private placement financing previously agreed to between Adira and PI. We are seeking damages for breach of contract, intentional interference with economic relations and intentional misrepresentation. As of the date hereof, the final outcome of the litigation cannot be predicted with certainty, and therefore, management cannot assess whether the results of this litigation will have a material effect on us.

Dividends

We have not paid any dividends on our common shares since incorporation. Our management anticipates that we will retain all future earnings and other cash resources for the future operation and development of our business. We do not intend to declare or pay any cash dividends in the foreseeable future. Payment of any future dividends will be at the Board’s discretion, subject to applicable law, after taking into account many factors including our operating results, financial condition and current and anticipated cash needs.

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

The common shares entitle their holders to: (i) vote at all meetings of our shareholders except meetings at which only holders of specified classes of shares are entitled to vote, having one vote per common share, (ii) receive dividends at the discretion of the Board; and (iii) receive our remaining property on liquidation, dissolution or winding up.

A.           Offer and Listing Details – Price History

Trading Markets

Our current trading symbol on the TSXV is “ADL”. We also trade on the OTCBB with the trading symbol “ADENF” and on the Frankfurt Stock Exchange with the trading symbol “0AM1”.

As disclosed elsewhere in this annual report, we completed the Consolidation of our common shares on August 9, 2013, on the basis of one new common share for every three old common shares. The Consolidation was effective for trading purposes on August 13, 2013; for a period of approximately two weeks thereafter, our common shares traded on the OTCBB under the symbol “ADEND”.

The following table shows the progression in the high and low closing trading prices of our common shares on the OCTBB, on a post-Consolidation basis, for the periods listed.

	High ($)	Low ($)
Annual (fiscal year)
2013	0.36	0.01
2012	1.02	0.27
2011	2.70	0.63
2010	2.70	0.75
2009	1.62	0.15

Quarterly
Fiscal 2013
Fourth Quarter	0.05	0.01
Third Quarter	0.15	0.02
Second Quarter	0.09	0.03
First Quarter	0.36	0.03

Fiscal 2012
Fourth Quarter	0.45	0.27
Third Quarter	0.48	0.33
Second Quarter	0.93	0.51
First Quarter	1.02	0.45

Monthly
April 1, 2014 to April 29, 2014	0.02	0.01

	High ($)	Low ($)
March 2014	0.02	0.01
February 2014	0.01	0.01
January 2014	0.02	0.01
December 2013	0.02	0.01
November 2013	0.05	0.01

The following table shows the progression in the high and low closing trading prices of our common shares on the TSXV, on post-Consolidation bases, for the periods listed.

	High ($)	Low ($)
Annual (fiscal year)
2013	0.35	0.01
2012	1.02	0.27
2011	2.70	0.60
2010(1)	2.70	1.65
2009(1)	N/A	N/A

Notes:

(1)	We commenced trading on the TSXV on December 2, 2010. Therefore, information may not be available for all periods listed.

Quarterly
Fiscal 2013
Fourth Quarter	0.04	0.01
Third Quarter	0.09	0.02
Second Quarter	0.09	0.03
First Quarter	0.35	0.03

Fiscal 2012
Fourth Quarter	0.42	0.27
Third Quarter	0.54	0.33
Second Quarter	0.90	0.54
First Quarter	1.02	0.48

Monthly
April 1, 2014 to April 29, 2014	0.02	0.01
March 2014	0.02	0.01
February 2014	0.01	0.01
January 2014	0.02	0.01
December 2013	0.02	0.01
November 2013	0.04	0.02

Escrowed Securities

As at December 31, 2013, none of our securities were subject to escrow.

B.           Plan of Distribution

Not applicable.

C.           Markets

Our common shares are traded on the TSXV under the symbol “ADL”, in the United States on the OTC Bulletin Board under the symbol “ADENF” and on the Frankfurt Stock Exchange under the symbol “0AM1”.

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

On November 27, 2008, we changed our jurisdiction of incorporation from Nevada to the Canadian federal jurisdiction under the Canada Business Corporation Act (the “CBCA”) through a process known as a conversion under Nevada corporate law, and known as a continuation under Canadian corporate law. A continuance or continuation is a process by which a corporation which is not incorporated under the laws of Canada may change its jurisdiction of incorporation to Canada. Under the CBCA, if the laws of its home jurisdiction allow for it, a company may be “continued” as a Canadian corporation by filing Articles of Continuance with the Director under the CBCA. In order to give effect to the continuation, the Board adopted a plan of conversion under Chapter 92A of the Nevada Revised Statutes which was subsequently approved and adopted by our shareholders. After the completion of the continuation, we became a Canadian corporation governed by the CBCA.

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

C.           Material Contracts

We are party to certain joint operating agreements and farmout agreements with respect to the Offshore Licenses, and are disclosed under Item 4.B. – “Business Overview”. We are of the view that the Offshore Licenses, joint operating agreements and farmout agreements have been obtained or entered into in the ordinary course of its business.

We are party to executive employment agreements with certain of our officers, which are disclosed under Item 6.B – “Directors, Senior Management and Employees- Compensation”.

D.           Exchange Controls

There are no governmental laws, decrees or regulations in Canada relating to restrictions on the export or import of capital, or affecting remittance of interest, dividends or other payments to non-resident holders of our common shares.

Except as provided in the Investment Canada Act (Canada), which has rules regarding certain acquisitions of shares by non-residents, there is no limitation imposed by Canadian law or by our charter or other constituent documents on the right of a non-resident to hold or vote our common shares.

E.           Taxation

Material Canadian Federal Income Tax Consequences for United States Residents

The following summarizes the material Canadian federal income tax considerations generally applicable to the holding and disposition of our shares by a holder (in this summary, a “U.S. Holder”) who, (a) for the purposes of the Income Tax Act (Canada) (the “Tax Act”) and at all relevant times, (i) is not resident in Canada, (ii) deals at arm’s length with, and is not affiliated with, us, (iii) holds our shares as capital property and does not use or hold, and is not deemed to use or hold, our shares in the course of carrying on, or otherwise in connection with, a business in Canada, and (b) for the purposes of the Canada-United States Income Tax Convention (1980) (the “Treaty”) and at all relevant times, is a resident solely of the United States, has never been a resident of Canada, is a “qualifying person” who is fully entitled to the benefit of the Treaty and has not held or used (and does not hold or use) our shares in connection with a permanent establishment or fixed base in Canada. This summary does not apply to traders or dealers in securities, limited liability companies, tax-exempt entities, insurers, authorized foreign bank, financial institutions (including those to which the mark-to-market provisions of the Tax Act apply), special financial institutions, or any other holder to which special circumstances may apply.

This summary is based on the current provisions of the Tax Act, all regulations thereunder, the Treaty, all proposed amendments to the Tax Act, the regulations and the Treaty publicly announced by the Government of Canada prior to the date hereof, and our understanding of the current published administrative practices of the Canada Revenue Agency. It has been assumed that all currently proposed amendments will be enacted as proposed and that there will be no other relevant change in any governing law or administrative practice, although no assurances can be given in this respect.

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

Dividends

Dividends paid or credited or deemed to be paid or credited to a U.S. Holder by us will be subject to Canadian withholding tax. The Tax Act requires a 25% withholding unless reduced under an applicable tax treaty. Under the Treaty, provided that a holder can demonstrate that it is a qualifying U.S. Holder, the rate of withholding tax on dividends paid to a U.S. Holder is generally limited to 15% of the gross amount of the dividend (or 5% if the U.S. Holder is a qualified company and beneficially owns at least 10% of our voting shares). We will be required to withhold the applicable withholding tax from any dividend and remit it to the Canadian government for the U.S. Holder’s account.

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

General Corporate Tax Structure

In December 2011, the Knesset passed the Law for Adjustment of the Tax Burden (Amended Legislation) – 2011, which amends the Law for Economic Efficiency (Amended Legislation for Implementing the Economic Plan for 2009 and 2010) – 2009 which prescribed, among other provisions, a gradual reduction in the rates of the Israeli corporate tax and real capital gains tax starting in 2011. Following the amendment, corporate tax rates and capital gains rates are: 2011 – 24%, 2012 – and thereafter – 25%. On August 5, 2013, the Israeli legislature or the "Knesset" issued the Law for Changing National Priorities (Legislative Amendments for Achieving Budget Targets for 2013 and 2014), 2013 ("the Budget Law"), which consists, among other things, of fiscal changes whose main aim is to enhance the collection of taxes in those years.

These changes include, among other things, increasing the corporate tax rate from 25% to 26.5%, cancelling the reduction in the tax rates applicable to privileged enterprises (9% in development area A and 16% elsewhere) and, in certain cases, increasing the rate of dividend withholding tax within the scope of the Law for the Encouragement of Capital Investments to 20% effective from January 1, 2014. There are also other changes such as taxation of revaluation gains effective from August 1, 2013. The provisions regarding revaluation gains will become effective only after the publication of regulations defining what should be considered as "retained earnings not subject to corporate tax" and regulations that set forth provisions for avoiding double taxation of overseas assets. As of the date of approval of these financial statements, these regulations have not been issued. Therefore, the Levy per the Petroleum Taxation Law from 2016 will be decreased to a maximum rate of 44.56% from our future oil and gas revenues, if any.

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

Passive Foreign Investment Company Rules

If we were to constitute a PFIC for any year during a U.S. Holder’s holding period, then certain potentially adverse rules would affect the U.S. federal income tax consequences to a U.S. Holder resulting from the acquisition, ownership and disposition of our common shares. We do not believe that we were a PFIC during our tax years ended September 30, 2010 and December 31, 2010, 2011, 2012, and 2013. However, we believe we were a PFIC in prior tax years. PFIC classification is fundamentally factual in nature, generally cannot be determined until the close of the tax year in question, and is determined annually. Additionally, the analysis depends, in part, on the application of complex U.S. federal income tax rules, which are subject to differing interpretations. Consequently, there can be no assurances regarding our PFIC status for any tax year during which U.S. Holders hold our common shares.

In addition, in any year in which we are classified as a PFIC, such holder may be required to file an annual report with the IRS containing such information as Treasury Regulations and/or other IRS guidance may require. In addition to penalties, a failure to satisfy such reporting requirements may result in an extension of the time period during which the IRS can assess a tax. U.S. Holders should consult their own tax advisors regarding the requirements of filing such information returns under these rules, including the requirement to file a revised IRS Form 8621.

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

Additional Considerations

Additional Tax on Passive Income

Individuals, estates and certain trusts whose income exceeds certain thresholds will be required to pay a 3.8% Medicare surtax on “net investment income” including, among other things, dividends and net gain from disposition of property (other than property held in certain trades or businesses). U.S. Holders should consult with their own tax advisors regarding the effect, if any, of this tax on their ownership and disposition of our common shares.

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

C.           Exchange Rate Sensitivity

We are exposed to financial risk related to the fluctuation of foreign exchange rates. Our oil and gas operations are in Israel. Most of our monetary assets are held in US dollars and most of our expenditures are made in US dollars. However, we also have expenditures in NIS and Canadian dollars. A significant change in the currency rates between the NIS and the Canadian dollars relative to the US dollar could have an effect on our future results of operations, financial position or cash flows, depending on our currency management techniques. We have not hedged our exposure to currency fluctuations. An increase or decrease of 5% of the NIS and Canadian dollars relative to the U.S dollar would not have a significant effect on.

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

As required under the Exchange Act, we have carried out an evaluation of the effectiveness of the design and operation of our company’s disclosure controls and procedures as of the end of the period covered by this annual report on Form 20-F, being December 31, 2013. This evaluation was carried out by our Chief Executive Officer (being our principal executive officer) and Chief Financial Officer (being our principal financial officer). Based upon that evaluation, our executives concluded that our disclosure controls and procedures were effective as at December 31, 2013.

Management’s Annual Report on Internal Control Over Financial Reporting

Our management is responsible for establishing and maintaining adequate internal control over financial reporting. The Exchange Act in Rule 13a-15(f ) and 15d-15(f ) defines this as a process designed by, or under the supervision of, the company’s principal executive and principal financial officers and effected by the Board, management and other personnel, to provide reasonable assurance regarding the reliability of financial reporting and the preparation of financial statements for external purposes in accordance with generally accepted accounting principles and includes those policies and procedures that:

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

Under the supervision and with the participation of our Chief Financial Officer, our management assessed the effectiveness of our internal control over financial reporting as at December 31, 2013. In making this assessment, our management used the criteria, established in Internal Control-Integrated Framework issued by the Committee of Sponsoring Organizations of the Treadway Commission (COSO). Based upon this assessment, our management concluded that our internal control over financial reporting was effective as at December 31, 2013.

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

This Annual Report does not include an attestation report of our registered public accounting firm regarding internal control over financial reporting, as we are a smaller reporting company.

Changes in Internal Control over Financial Reporting

During the period ended December 31, 2013, there were no changes in our internal control over financial reporting (as defined in Rules 13a-15(f) and 15d-15(f) of the Exchange Act) that have materially affected, or are reasonably likely to materially affect, our internal control over financial reporting.

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

ITEM 16C                        PRINCIPAL ACCOUNTANT FEES AND SERVICES

The following table sets forth information regarding the amount billed to us by our principal independent auditors, Kost Forer Gabbay & Kasierer, a member of Ernst & Young Global, for our fiscal years ended December 31, 2013 and 2012:

	Period Ended December 31
	2013	2012
Audit Fees:	$90,000	$155,000
Audit Related Fees:	-	$88,000
Tax Fees:	$80,000	$120,000
Total:	$170,000	$363,000

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

ITEM 16E                        PURCHASE OF EQUITY SECURITIES BY THE ISSUER AND AFFILIATED PURCHASERS

None.

ITEM 16F                       CHANGES TO REGISTRANT’S CERTIFYING ACCOUNTANT

From August 23, 2010 until March 16, 2011, MSCM LLP acted as our independent auditors. On March 16, 2011 we appointed Kost Forer Gabbay and Kasierer, a member firm of Ernst & Young Global, as our new auditors. MSCM LLP’s reports on our financial statements for our past two fiscal years did not contain an adverse opinion or disclaimer of opinion and were not qualified or modified as to uncertainty, audit scope or accounting principles, except to indicate doubt as to our ability to continue as a going concern. During our past two fiscal years there were no disagreements between us and our independent auditors on any matter of accounting principles or practices, financial statement disclosure or auditing scope or procedure.

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

  Consolidated statements of cash flows for the fiscal years ended December 31, 2012 and 2011; and

  Notes to consolidated financial statements

ITEM 19                          EXHIBITS

The following exhibits are included in this Form 20-F:

Exhibit
Number	Description
1.1	Articles of Conversion (1)
1.2	Articles of Continuance (1)
1.3	By-Laws (1)
1.4	Certificate and Articles of Amendment (3)
1.5	Certificate and Articles of Amendment (5)

4.1	2009 Stock Option Plan (2)
4.2	Nominee Agreement with BRM Group Ltd (4)
8.1	List of Subsidiaries (5)
12.1	Certificate of Principal Executive Officer pursuant to Section 302 of the Sarbanes-Oxley Act of 2002 (5)
12.2	Certificate of Chief Financial Officer pursuant to Section 302 of the Sarbanes-Oxley Act of 2002 (5)
13.1	Certificate of Principal Executive Officer pursuant to Section 906 of the Sarbanes-Oxley Act of 2002 (5)
13.2	Certificate of Chief Financial Officer pursuant to Section 906 of the Sarbanes-Oxley Act of 2002 (5)

(1)	Incorporated by reference from our current report on Form 8-K filed with the SEC on December 2, 2008.
(2)	Incorporated by reference from our Form 20-F shell company report filed with the SEC on September 4, 2009.
(3)	Incorporated by reference from our Form 20-F report filed with the SEC on January 22, 2010.
(4)	Incorporated by reference from our Form 20-F report filed with the SEC on February 3, 2011.
(5)	Filed as an exhibit hereto.

SIGNATURES

The Registrant hereby certifies that it meets all of the requirements for filing on Form 20-F and that it has duly caused and authorized the undersigned to sign this Form 20-F on its behalf.

ADIRA ENERGY LTD.

Per:	/s/ Gadi Levin
Name:	Gadi Levin
Title:	Chief Financial Officer

Date: April 30, 2014

ADIRA ENERGY LTD.

CONSOLIDATED FINANCIAL STATEMENTS

AS OF DECEMBER 31, 2013

U.S. DOLLARS IN THOUSANDS

- - - - - - - - - - - - - - - - - -

Kost Forer Gabbay & Kasierer 3 Aminadav St. Tel-Aviv 6706703, Israel	Tel: +972-3-6232525 Fax: +972-3-5622555 ey.com

REPORT OF INDEPENDENT REGISTERED PUBLIC ACOUNTING FIRM

To the Board of Directors and Shareholders of

ADIRA ENERGY LTD.

            We have audited the accompanying consolidated balance sheets of Adira Energy Ltd. ("the Company") and its subsidiaries as of December 31, 2013 and 2012, and the related consolidated statements of comprehensive loss, changes in equity and cash flows for each of the three years in the period ended December 31, 2013. These financial statements are the responsibility of the Company's management. Our responsibility is to express an opinion on these financial statements based on our audits.

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

            In our opinion, the consolidated financial statements referred to above present fairly, in all material respects, the consolidated financial position of the Company and its subsidiaries as of December 31, 2013 and 2012 and the consolidated results of their operations and their cash flows for each of the three years in the period ended December 31, 2013, in conformity with International Financial Reporting Standards as issued by the International Accounting Standards Board.

            As described in Note 1b to the financial statements, as of December 31, 2013, the Company has an accumulated deficit of $34.6 million and a negative cash flow from operations of $2 million for the year ended December 31, 2013. The Company is an oil and gas exploration company and its existing funds and operating revenues are currently insufficient to finance its future and current operating expenses and its exploration funding commitments. These matters and other matters discussed in Note 1b, raise substantial doubt about the Company's ability to continue as a going concern. The consolidated financial statements do not include any adjustments relating to the recoverability and classification of recorded asset amounts and classification of liabilities that might be necessary should the Company be unable to continue as a going concern.

Tel-Aviv, Israel	KOST FORER GABBAY & KASIERER
April 30 , 2014	A Member of Ernst & Young Global

ADIRA ENERGY LTD.

CONSOLIDATED STATEMENTS OF FINANCIAL POSITION
U.S. dollars in thousands

		December 31,
	Note	2013	2012
ASSETS

CURRENT ASSETS:
Cash and cash equivalents	4	$617	$2,394
Restricted deposits	5	35	1,082
Accounts receivable	6	-	360
Other receivables and prepaid expenses	7	2,513	4,701

Total current assets		3,165	8,537

NON-CURRENT ASSETS:
Property and equipment, net	8	61	276
Long - term receivables	9b (2)	-	640
Exploration and evaluation assets	9	-	5,887

Total non-current assets		61	6,803

Total assets		$3,226	$15,340

LIABILITIES AND EQUITY

CURRENT LIABILITIES:
Trade payables	10	$2,817	$5,841
Other accounts payable and accrued liabilities	11	986	1,476

Total current liabilities		3,803	7,317

LONG-TERM LIABILITIES
Share warrants	14b	-	3,013

Total long-term liabilities		-	3,013

EQUITY (DEFICIT):
Share capital	14	-	-
Additional paid-in capital		34,023	33,966
Accumulated deficit		(34,600)	(28,956)

Total equity (deficit)		(577)	5,010

Total liabilities and equity		$3,226	$15,340

The accompanying notes are an integral part of the consolidated financial statements.

Approved on Behalf of the Board:

April 30, 2014	/s/ Dennis Bennie	/s/ Alan Friedman
Date of approval of the	Dennis Bennie	Alan Friedman
financial statements	Chairman of the board of directors	Director

ADIRA ENERGY LTD.

CONSOLIDATED STATEMENTS OF COMPREHENSIVE LOSS
U.S. dollars in thousands, except share and per share data

		Year ended
		December 31,
	Note	2013	2012	2011

Revenues and other income	17	$17	$1,889	$1,323

Expenses:
Exploration expenses	9	677	1,026	5,018
General and administrative expenses	18	2,813	5,304	5,031
Impairment charge	9	5,168	7,810	1,226

Total expenses		8,658	14,140	11,275

Operating loss		(8,641)	(12,251)	(9,952)

Financing income	19	3,027	2,480	43
Financing expense	19	(30)	(745)	(109)

Loss before income taxes		(5,644)	(10,516)	(10,018)
Income taxes	13	-	(41)	(33)

Net loss and comprehensive loss		$(5,644)	$(10,557)	$(10,051)

Net loss and comprehensive loss attributed to:
Equity holders of the parent		$(5,644)	$(8,554)	$(9,489)
Non-controlling interests		-	(2,003)	(562)

		$(5,644)	$(10,557)	$(10,051)

Basic and diluted net loss per share attributable to equity holders of the parent		(0.09)	(0.19)	(0.29)

Weighted average number of ordinary shares used in computing basic and diluted net loss per share		60,260,363	44,313,618	33,271,111

The accompanying notes are an integral part of the consolidated financial statements.

ADIRA ENERGY LTD.
CONSOLIDATED STATEMENTS OF CHANGES IN EQUITY (DEFICIT)
U.S. dollars in thousands, except share data

			Attributable to equity holders
			of the parent
			Additional			Non-
	Number of	Share	paid in	Accumulated		controlling	Total Equity
		capital
	shares		capital	deficit	Total	interests	(deficit)

Balance as of January 1, 2011	30,046,667	$-	$20,286	$(9,680)	$10,606	$631	$11,237

Shares issued in private placement, net (Note 14b(ii))	3,494,623	-	*)6,152	-	6,152	-	6,152
Exercise of warrants and options	381,527	-	314	-	314	-	314
Investment in equity of subsidiary by non-controlling interests	-	-	-	-	-	151	151
Share-based compensation	-	-	1,023	-	1,023	-	1,023
Net loss	-	-	-	(9,489)	(9,489)	(562)	(10,051)

Balance as of December 31, 2011	33,922,817	-	27,775	(19,169)	8,606	220	8,826

Shares issued in private placement, net (Note 14b(iii))	26,337,546	-	*)5,215	-	5,215	-	5,215
Investment in equity of subsidiary by non-controlling interests	-	-	-	-	-	550	550
Share-based compensation	-	-	976	-	976	-	976
Net loss	-	-	-	(8,554)	(8,554)	(2,003)	(10,557)
Adjustment of non-controlling interests **)	-	-	-	(1,233)	(1,233)	1,233	-

Balance as of December 31, 2012	60,260,363	-	33,966	(28,956)	5,010	-	5,010
Share-based compensation	-	-	57	-	57	-	57
Net loss	-	-	-	(5,644)	(5,644)	-	(5,644)

Balance as of December 31, 2013	60,260,363	$-	$34,023	$(34,600)	$(577)	$-	$(577)

*)        Net of issuance expenses of $472 and $791 in the years 2011, and 2012, respectively.
**)      Due to assumption of liabilities of a subsidiary.

The accompanying notes are an integral part of the consolidated financial statements.

ADIRA ENERGY LTD.

CONSOLIDATED STATEMENTS OF CASH FLOWS
U.S. dollars in thousands

	Year ended
	December 31,
	2013	2012	2011
Cash flows from operating activities:
Net loss	$(5,644)	$(10,557)	$(10,051)

Adjustments to reconcile net loss to net cash used in operating activities:
Adjustments to the profit or loss items:
Exchange rate differences for cash and cash equivalents	18	68	138
Depreciation	88	96	80
Impairment charge	5,168	7,810	1,226
Issuance expenses	-	726	-
Revaluation of warrants	(3,013)	(2,299)	-
Share-based compensation	57	976	1,023

	2,318	7,377	2,467

Changes in operating asset and liability items:
Decrease (increase) in accounts receivable, other receivables and prepaid expenses	4,847	(6,696)	7,122
Increase (decrease) in trade payables	(3,024)	5,359	(6,611)
Increase (decrease) in other accounts payable and accrued liabilities	(490)	537	659

	1,333	(800)	1,170

Net cash used in operating activities	(1,993)	(3,980)	(6,414)

Cash flows from investing activities:
Expenditures on exploration and evaluation assets	(2,636)	(10,654)	(923)
Purchase of property and equipment	-	(70)	(297)
Proceeds from sale of exploration and evaluation assets	1,823	-	-
Increase (decrease) in long term receivables	-	(640)	-
Decrease (increase) in restricted cash	1,047	(639)	563

Net cash provided by (used in) investing activities	234	(12,003)	(657)

Cash flows from financing activities:
Proceeds from issuance of warrants, net of issuance expenses	-	4,586	-
Proceeds from issue of shares, net of issuance expenses	-	5,215	6,152
Investment in equity of subsidiary by non-controlling interests	-	550	151
Proceeds from exercise of warrants and options to employees	-	-	314

Net cash provided by financing activities	-	10,351	6,617

Exchange rate differences for cash and cash equivalents	(18)	(68)	(138)

Decrease in cash and cash equivalents	(1,777)	(5,700)	(592)
Cash and cash equivalents at the beginning of the year	2,394	8,094	8,686

Cash and cash equivalents at the end of the year	$617	$2,394	$8,094

The accompanying notes are an integral part of the consolidated financial statements.

ADIRA ENERGY LTD.

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS
U.S. dollars in thousands, except share and per share data

NOTE 1:-	GENERAL

a.	Nature of operations:

Adira Energy Ltd. and its subsidiaries ("Adira" or "the Company"), is an oil and gas exploration company. Adira is a limited company, incorporated on April 8, 2009, and domiciled in Toronto, Ontario, Canada. The Company's shares are currently traded on the OTC market in the U.S. and the TSX Venture Exchange in Canada. The consolidated financial statements of the Company for the year ended December 31, 2013 were authorized for issue in accordance with a resolution of the directors on April 30, 2014.

The Company has been granted two offshore petroleum licenses in Israel. The Company's wholly-owned Canadian subsidiary, Adira Energy Holdings Corp. owns three wholly owned Israeli subsidiaries as follows as of December 31, 2013: (i) Adira Energy Israel Limited ("Adira Israel"), which holds two offshore petroleum licenses being the "Gabriella License No. 378" ("Gabriella") of which it owns a 15% interest (see also Note 9b(1)) and the "Yitzhak License No. 380" ("Yitzhak") of which it owns 70% interest (see also Notes 9.b(2)); (ii) Adira Oil Technologies Limited ("AOT") was granted a 23.25% interest in one offshore petroleum license, the "Samuel License No. 388" ("Samuel"), which was returned to the Ministry of Energy and Water of the State of Israel (the "Ministry") in October 2013 (see also Note 9b(3)) (Gabriella, Yitzhak and Samuel - collectively the "Offshore Licenses") and (iii) Adira Energy Israel Services Ltd. provided services in respect of the entities described above. Adira Energy Holdings Corp. also owns 60% of the subsidiary, Adira Geo Global Limited ("AGG"), which owned a 30% interest in Samuel.

Adira Energy Israel Limited is the operator of Gabriella, a co-operator of Yitzhak and AGG was the operator of Samuel. As the operator, the Company has established Unincorporated Joint Ventures ("UJV's") to manage the exploration activities of each of the offshore licenses. The Company receives consulting and operator fees in accordance with the terms of Joint Operating Agreements signed between the Company and each of its consortium partners in the UJV's.

b.	Going Concern:

As reflected in the consolidated financial statements, as of December 31, 2013, the Company has an accumulated deficit of $34,600 and in 2013; the Company had negative cash flows from operations of $1,993. The Company is an early exploration stage company and its existing funds and operating revenues are currently insufficient to finance its future and current operating expenses and exploration funding commitments.

In 2013, as a result of challenging markets and difficulty in raising funds to drill multi well program, the Company significantly reduced its activity and returned the Samuel license to the Ministry, ceased operation in Gabriella due to lack of funding from the partners of the Gabriella license, and there was no exploration activity in the Yitzhak license in 2013 (See also Note 9b).

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

The consolidated financial statements comprise the financial statements of companies that are controlled by the Company (subsidiaries). Control is achieved when the Company is exposed, or has rights, to variable returns from its involvement with the investee and has the ability to affect those returns through its power over the investee. Potential voting rights are considered when assessing whether an entity has control. The consolidation of the financial statements commences on the date on which control is obtained and ends when such control ceases.

The financial statements of the Company and of the subsidiaries are prepared as of the same dates and periods. The consolidated financial statements are prepared using uniform accounting policies by all companies in the Group. Significant intragroup balances and transactions and gains or losses resulting from intragroup transactions are eliminated in full in the consolidated financial statements.

ADIRA ENERGY LTD.

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS
U.S. dollars in thousands, except share and per share data

NOTE 3:-	SIGNIFICANT ACCOUNTING POLICIES (Cont.)

Non-controlling interests in subsidiaries represent the equity in subsidiaries not attributable, directly or indirectly, to a parent. Non-controlling interests are presented in equity separately from the equity attributable to the equity holders of the Company. Profit or loss and components of other comprehensive income are attributed to the Company and to non-controlling interests. Losses are attributed to non-controlling interests even if they result in a negative balance of non-controlling interests in the consolidated statement of financial position.

The disposal of a subsidiary that does not result in a loss of control is recognized as a change in equity. Upon the disposal of a subsidiary resulting in loss of control, the Company:

-	derecognizes the subsidiary's assets (including goodwill) and liabilities.
-	derecognizes the carrying amount of non-controlling interests.
-	derecognizes the adjustments arising from translating financial statements carried to equity.
-	recognizes the fair value of the consideration received.
-	recognizes the fair value of any remaining investment.
-	reclassifies the components previously recognized in other comprehensive income on the same basis as would be required if the subsidiary had directly disposed of the related assets or liabilities.
-	recognizes any resulting difference (surplus or deficit) as gain or loss.

c.	Unincorporated joint oil and gas ventures:

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

ADIRA ENERGY LTD.

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS
U.S. dollars in thousands, except share and per share data

NOTE 3:-	SIGNIFICANT ACCOUNTING POLICIES (Cont.)

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

The allowance for doubtful accounts is determined in respect of specific debts whose collection, in the opinion of the Company's management, is doubtful. No allowance for doubtful account exists as of December 31, 2013 and 2012.

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

	3.	Financial liabilities at fair value through profit or loss:

Financial liabilities at fair value through profit or loss include financial liabilities classified as held for trading and financial liabilities designated upon initial recognition as at fair value through profit or loss.

The Company assesses the existence of an embedded derivative and whether it is required to be separated from a host contract when the Company first becomes party to the contract. Reassessment of the need to separate an embedded derivative only occurs if there is a change in the terms of the contract that significantly modifies the cash flows that would otherwise be required.

ADIRA ENERGY LTD.

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS
U.S. dollars in thousands, except share and per share data

NOTE 3:-	SIGNIFICANT ACCOUNTING POLICIES (Cont.)

A liability may be designated upon initial recognition at fair value through profit or loss, subject to the provisions of IAS 39.

4.	Derecognition of financial instruments:

	a)	Financial assets:

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

If the Company transfers its rights to receive cash flows from an asset and neither transfer nor retains substantially all the risks and rewards of the asset nor transfers control of the asset, a new asset is recognized to the extent of the Company's continuing involvement in the asset. When continuing involvement takes the form of guaranteeing the transferred asset, the extent of the continuing involvement is the lower of the original carrying amount of the asset and the maximum amount of consideration received that the Company could be required to repay.

ADIRA ENERGY LTD.

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS
U.S. dollars in thousands, except share and per share data

NOTE 3:	SIGNIFICANT ACCOUNTING POLICIES (Cont.)

b)	Financial liabilities:

A financial liability is derecognized when it is extinguished, that is when the obligation is discharged or cancelled or expires. A financial liability is extinguished when the debtor:

•	discharges the liability by paying in cash, other financial assets, goods or services; or
•	is legally released from the liability.

5.	Impairment of financial assets:

The Company assesses at the end of each reporting period whether there is any objective evidence of impairment of a financial asset or group of financial assets carried at amortized cost as follows:

An objective evidence of impairment of debt instruments and receivables exists as a result of one or more events that has occurred after the initial recognition of the asset and that loss event has an impact on the estimated future cash flows. Evidence of impairment may include indications that the debtor is experiencing financial difficulties, including liquidity difficulty and default in interest or principal payments. The amount of the loss recorded in profit or loss is measured as the difference between the asset's carrying amount and the present value of estimated future cash flows (excluding future credit losses that have not yet been incurred) discounted at the financial asset's original effective interest rate (the effective interest rate computed at initial recognition). If the financial asset has a variable interest rate, the discount rate is the current effective interest rate. The carrying amount of the asset is reduced through the use of an allowance account (see allowance for doubtful accounts above). In a subsequent period, the amount of the impairment loss is reversed if the recovery of the asset can be related objectively to an event occurring after the impairment was recognized. The amount of the reversal, up to the amount of any previous impairment, is recorded in profit or loss.

ADIRA ENERGY LTD.

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS
U.S. dollars in thousands, except share and per share data

NOTE 3:	SIGNIFICANT ACCOUNTING POLICIES (Cont.)

6.	Classification of rights issues:

Rights, options or warrants to acquire a fixed number of the Company's equity instruments for a fixed amount of any currency are classified as equity instruments if the Company offers the rights, options or warrants pro rata to all of its existing owners of the same class of its non-derivative equity instruments.

7.	Issue of a unit of securities:

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

ADIRA ENERGY LTD.

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS
U.S. dollars in thousands, except share and per share data

NOTE 3:	SIGNIFICANT ACCOUNTING POLICIES (Cont.)

u.	Change in accounting policy:

Commencing from January 1, 2011, the Company applies retrospectively IFRS 10, "Consolidated Financial Statements", IFRS 11, "Joint Arrangements", IFRS 12, " Disclosure of Interests in Other Entities" and IAS 27R (Revised 2011), "Separate Financial Statements" and IAS 28R (Revised 2011), "Investments in Associates and Joint Ventures". The application of these standards did not result in a material effect on the consolidated financial statements.

v.	Disclosure of new IFRSs in the period prior to their adoption:

IAS 32 - Financial Instruments: Presentation and IFRS 7 - Financial Instruments: Disclosure:

The IASB issued certain amendments to IAS 32 ("the amendments to IAS 32") regarding the offsetting of financial assets and liabilities. The amendments to IAS 32 clarify, among others, the meaning of "currently has a legally enforceable right of set-off" ("the right of set-off").

The amendments to IAS 32 are to be applied retrospectively commencing from the financial statements for periods beginning on January 1, 2014, or thereafter. Earlier application is permitted.

The Company estimates that the amendments to IAS 32 are not expected to have a material impact on its financial statements.

ADIRA ENERGY LTD.

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS
U.S. dollars in thousands, except share and per share data

NOTE 3:	SIGNIFICANT ACCOUNTING POLICIES (Cont.)

IFRS 9 - Financial Instruments:

The IASB issued IFRS 9, "Financial Instruments", the first part of Phase 1 of a project to replace IAS 39, "Financial Instruments: Recognition and Measurement". IFRS 9 (the "Standard") focuses mainly on the classification and measurement of financial assets and it applies to all financial assets within the scope of IAS 39.

Amendments regarding derecognition and financial liabilities (Phase 2) have also been issued. According to those amendments, the provisions of IAS 39 will continue to apply to derecognition and to financial liabilities for which the fair value option (designated as measured at fair value through profit or loss) has not been elected; that is, the classification and measurement provisions of IAS 39 will continue to apply to financial liabilities held for trading and financial liabilities measured at amortized cost.

In November 2013, the IASB issued a new version of IFRS 9 (IFRS 9 (2013)) which includes the new hedge accounting requirements and related amendments to IFRS 9, IFRS 7 and IAS 39.

IFRS 9 (2013) does not have a mandatory effective date, but it is available for adoption now.

The Company is evaluating the possible impact of IFRS 9 but is presently unable to assess its effect, if any, on the financial statements.

Amendments to IAS 36, "Impairment of Assets":

In May 2013, the IASB issued amendments to IAS 36, "Impairment of Assets" ("the amendments") regarding the disclosure requirements of fair value less costs of disposal. The amendments include additional disclosure requirements of the recoverable amount and fair value. The additional disclosures include the fair value hierarchy, the valuation techniques and changes therein, the discount rates and the principal assumptions underlying the valuations.

The amendments are effective for annual periods beginning on January 1, 2014 or thereafter. Earlier application is permitted.

The appropriate disclosures will be included in the Company's financial statements upon the first-time adoption of the amendments.

ADIRA ENERGY LTD.

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS
U.S. dollars in thousands, except share and per share data

NOTE 4:-	CASH AND CASH EQUIVALENTS

	December 31,
	2013	2012
	U.S. dollars in thousands

In US Dollars	$436	$2,205
In Canadian Dollars	126	73
In NIS	55	116

	$617	$2,394

NOTE 5:-	RESTRICTED CASH

Short-term restricted cash of $25 and $67 as of December 31, 2013 and 2012 relates to cash held by a financial institution as a guarantee for the Company's Israeli office and the land lease on the Eitan license that was released during 2014.

Short-term restricted cash of $10 and $100 as of December 31, 2013 and 2012 relates to deposits held by a financial institution as security in connection with a guarantee against the Company's credit facility.

Short-term restricted cash of $915 as of December 31, 2012 relates to cash held by a financial institution as security in connection with the guarantee in favor of the customs.

NOTE 6:-	ACCOUNTS RECEIVABLE

Accounts receivable are non-interest bearing and are generally on 30-90 days terms. The Company has no past due or impaired trade receivables as of December 31, 2013 and 2012.

NOTE 7:-	OTHER RECEIVABLES AND PREPAID EXPENSES

	December 31,
	2013	2012
	U.S. dollars in thousands

Receivable from UJVs	$2,292	$3,563
Government authorities	108	889
Prepaid expenses	86	175
Other receivables	27	26
Consumables	-	48

	$2,513	$4,701

ADIRA ENERGY LTD.

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS
U.S. dollars in thousands, except share and per share data

NOTE 8:-	PROPERTY AND EQUIPMENT, NET

Composition and movement:

2013

		Office	Computer
	Drilling rig	furniture	and
	and related	and	peripheral
	equipment	equipment	equipment	Total
	U.S. dollars in thousands
Cost:
Balance at January 1, 2013	$426	$83	$285	$794
Disposals during the year	(426)	(78)	-	(504)

Balance at December 31, 2013	-	5	285	290

Accumulated depreciation:
Balance at January 1, 2013	348	30	140	518
Depreciation for the year **)	-	3	85	88
Disposals during the year	(348)	(29)	-	(377)

Balance at December 31, 2013	-	4	225	229

Depreciated cost at December 31, 2013	-	1	60	61

ADIRA ENERGY LTD.

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS
U.S. dollars in thousands, except share and per share data

NOTE 8:-	PROPERTY AND EQUIPMENT, NET (Cont.)

2012

		Office	Computer
	Drilling rig	furniture	and
	and related	and	peripheral
	equipment	equipment	equipment	Total
	U.S. dollars in thousands
Cost:
Balance at January 1, 2012	$426	$83	$215	$724
Purchases during the year	-	-	70	70

Balance at December 31, 2012	426	83	285	794

Accumulated depreciation:
Balance at January 1, 2012	191	14	60	265
Additions during the year:
Depreciation for the year **)	-	16	80	96
Provision for impairment *)	157	-	-

Balance at December 31, 2012	348	30	140	518

Depreciated cost at December 31, 2012	$78	$53	$145	$276

*)	Following the Eitan license relinquishment in 2011 (See Note 9a), an impairment loss of $157 was recognized in the Statement of Comprehensive Loss for 2012.

**)

On January 2012, the Company activated a program for the sale of the drilling rig and related equipment and commenced marketing the equipment for sale. Accordingly, the equipment was accounted for as held for sale under IFRS 5 and therefore was not depreciated during 2012 and 2013.

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

The Company commenced drilling its first well ("Eitan # 1") in January 2011. In accordance with the Company's accounting policy, the Company capitalized $935 to Exploration and Evaluation Assets during 2011.

ADIRA ENERGY LTD.

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS
U.S. dollars in thousands, except share and per share data

NOTE 9:	EXPLORATION AND EVALUATION ASSETS (Cont.)

Following a review and further analysis by the Company's geoscientists, in consultation with outside consultants, management concluded in November 2011 that commercial quantities of hydrocarbons were not present in the Eitan 1 well. In December 2011, the Company notified the Ministry that it is relinquishing the license and in December 2012, the Company received a final confirmation from the Ministry approving the surrender of the Eitan License.

As a result of the above, the Company recorded in 2011 $1,226 non-cash impairment charge arising from the write-off of exploration and evaluation assets, as well as inventory and equipment related to onshore drilling in the statement of comprehensive loss. In 2012, the Company decided to sell the remaining inventory and equipment and recorded a $214 non-cash impairment charge arising from the write-off of exploration and evaluation assets as well as inventory and equipment related to onshore drilling in the statement of comprehensive loss. In 2013, the Company sold the remaining inventory and equipment (See also Note 7 and 8).

The exploration expenses relating to the Eitan license that were not capitalized are as follows:

	Year ended December 31,
	2013	2012	2011
	U.S. dollars in thousands

Exploration expenses	$20	$116	$784

b.	Off-shore licenses:

	(1)	Gabriella:

The Gabriella License was awarded to the Company in July 2009 and covers 97,000 acres (392 sq. km.) and is located approximately 10 km offshore Israel between Netanya and Ashdod. The license was issued for an initial three year period and may be renewed upon fulfillment of certain conditions for a further four year period with a further renewal option of two years in case of a reserve discovery. As of December 31, 2013, the Company had received a renewal of the Gabriella license to September 2014, with a corresponding extension of certain milestones.

As of December 31, 2013, the Company has a 15% working interest in Gabriella.

ADIRA ENERGY LTD.

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS
U.S. dollars in thousands, except share and per share data

NOTE 9:	EXPLORATION AND EVALUATION ASSETS (Cont.)

In January 2010, Adira Energy Israel Ltd., signed an agreement (the “Gabriella 2010 Agreement”) with Modiin Energy Limited Partnership ("MELP") and Modiin Energy General Partners ("MEGP") (collectively "Modiin") to facilitate the full initial funding of the Gabriella License. Under the terms of the Gabriella 2010 Agreement, Modiin acquired 70% of the rights of participation in the Gabriella License (the "Gabriella Project"). Brownstone Ventures Inc ("Brownstone") has a 15% participating interest in the Gabriella License. Brownstone's working interest is registered in the Company's name. Transfer of the beneficial ownership is subject to the approval of the Ministry. Until such time, these participating interests are held in trust by the Company. Modiin agreed to fund its 70% share, as well as the Company's 15% share of the work program up to a total of $8,000 (i.e. $1,200). Modiin completed this funding commitment in 2011.

In addition, Modiin agreed to pay Adira: 1) a monthly management fee of $ 12.5 for a period of two years commencing February 1, 2010, 2) one half of the management fees MEGP receives from MELP (3.75% of 7.5% management fees) in respect to this license, for a period of 24 months, commencing February 1, 2010, after which the amount increases to 4.25% (the "Modiin Management Fees"); and 3) a royalty of 2.25% from both MELP and MEGP each from any resources extracted until Modiin recovers its costs incurred, after which the royalty increases to 5.25% (the "Modiin Royalty" and together with the Modiin Buy Back Option and Modiin Management Fees, the "Modiin Farmout Rights"). Due to the uncertainty of receipt of these fees and royalties in the event of the termination of the exploration program, these fees and royalties were only recorded as income upon receipt. However, pursuant to the Settlement Agreement (as defined below), as of January 1, 2013, Adira ceased to receive the Management Fees and the Modiin Royalty.

The Company has an option to purchase 15% of the Gabriella License from Modiin (or 21.43% of MELP's 70% interest) at any time until the earlier of six months after a discovery or seven years from July 2009 ("Modiin Buy Back Option"). The exercise price for this option is the actual costs incurred by Modiin on the 15% interest up until the exercise date.

All exploration and extraction activity on the Gabriella License, and the relationship of the participating interest holders, is governed by a joint operating agreement or "JOA" (the "Gabriella JOA"). The Gabriella JOA parties paid the Company an operating fee equal to 7.5% of the cumulative, direct costs incurred to operate the Gabriella License until January 26, 2012. Commencing January 27, 2012, the Gabriella License participants paid a new operator fee of (i) an amount of - $25 per month, plus (ii) an additional sliding-scale percentage of exploration expenses incurred, ranging from 4.8% of annual exploration expenses (if less than $2,000) down to 1.2% of annual exploration expenses (if over $6,000) (“Operator Fee”). However, pursuant to the Settlement, as of January 1, 2013, Adira ceased to receive the Operating Fee.

ADIRA ENERGY LTD.

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS
U.S. dollars in thousands, except share and per share data

NOTE 9:	EXPLORATION AND EVALUATION ASSETS (Cont.)

Between July 2012 and January 2013, various agreements have been entered into on the Gabriella License for the purpose of drilling the first exploration well, including a drilling contract (the "Drilling Contract") between MELP and Noble International Ltd ("Noble Drilling") to secure access to a drilling unit rig (the "Rig"), a Memorandum of Understanding ("MOU") between Adira Israel and MELP, pursuant to which the Adira Israel agreed to provide its working interest share of the collateral due to Noble Drilling, and an agreement between Adira Israel, MELP and Brownstone Energy Inc (“Brownstone”) (the "Gabriella 2012 Agreement" and together with the Drilling Contract and the MOU, the "Gabriella Drilling Agreements"), wherein certain terms regarding the parties' use of the Rig were revised. The attempted drilling of the first exploration well, however, was not accomplished. Adira Israel and MELP had similarly alleged that the other was in default of various obligations under the Gabriella JOA and certain Gabriella Drilling Agreement. Accordingly, on February 11, 2013, Adira Israel, in its capacity as operator under the Gabriella JOA, suspended operations on the Gabriella License due to lack of funding and lack of reasonable expectation of funding to meet certain work program obligations.

Effective July 8, 2013 (the “Settlement Agreement Effective Date”), Adira Israel entered into a settlement and release agreement (the “Settlement Agreement”) with MELP and Brownstone to resolve the abovementioned disputes and the related suspension of operations on the Gabriella License. Pursuant to the Settlement Agreement, the Gabriella License participants have agreed to waive and release each other from any claims and demands that they may had against each other with respect to the Gabriella License. The Agreement further provides that the Gabriella License participants will fund their proportionate share of costs incurred in connection with the attempted drilling of the first exploration well. As of June 30, 2013, Adira Israel’s net share of the costs totaled approximately US$3.3 million (the “Settlement Costs”) and was payable in stages over a 60-90 day period from the Settlement Agreement Effective Date. Additionally, Adira Israel agreed to relinquish several entitlements, including, but not limited to, its management fee. Adira Israel also agreed to reduce its overriding royalty interest (“ORRI”) from 5.25% to 2.625% .

The Settlement Agreement preserves the option granted to MELP to purchase from Adira Israel a 15% participating interest in the Yitzhak License and Adira Israel's option to acquire a 15% participating interest in the Yam Hadera License from MELP pursuant to the Gabriella 2012 Agreement.

Pursuant to the Settlement Agreement, in the event that Adira Israel does not pay the Settlement Costs, at MELP's request, Adira Israel may withdraw from the Gabriella JOA, assign its participating interest in the Gabriella License to the remaining Gabriella License participants and relinquish its remaining ORRI.

ADIRA ENERGY LTD.

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS
U.S. dollars in thousands, except share and per share data

NOTE 9:	EXPLORATION AND EVALUATION ASSETS (Cont.)

As of the date of these financial statements, the Company was unable to meet its obligations under the Settlement Agreement and, as discussed above, may, at the request of Modi’in, be required to relinquish its interest in the Gabriella License.

As of the date the financial statements were approved, such request has not been made.

On October 16, 2013, Adira Israel received an extension of the expiration of the Gabriella license from the Ministry until September 1, 2014. The extended work program for the Gabriella license requires the Company, and the other participants on the Gabriella license, to submit a request to the Ministry for the approval of a new operator that complies with Ministry regulations by February 28, 2014, to execute a drilling contract by April 30, 2014, to complete an Antisotricpic PSDM and coherent sub surface model by July 31, 2014, and to spud a well by August 31, 2014. In connection with extension of the work program, Adira Israel has agreed to resign as the operator of the Gabriella License. As of the date the financial statements were approved, Adira Israel and the other Gabriella License participants have missed the deadline to request approval of a new operator from the Ministry.

In addition, pursuant to the Settlement Agreement, the parties agreed to sell the assets associated with the Gabriella licenses in order to pay the outstanding obligations in respect to this project.

The Company believes that based on the events described above, there are indicators of impairment of the Gabriella license and there is a low probability of realization of the asset from either the successful development or sale of the Gabriella license in the near future. For the year ended December 31, 2013, the Company recorded a $2,951 non-cash impairment charge arising from the write-off of exploration and evaluation assets in the statement of comprehensive loss.

ADIRA ENERGY LTD.

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS
U.S. dollars in thousands, except share and per share data

NOTE 9:	EXPLORATION AND EVALUATION ASSETS (Cont.)

The Company's proportionate share of the Gabriella license is as follows:

	December 31,
	2013	2012
	U.S. dollars in thousands

Cash and cash equivalents	$-	$475
Other receivables and prepaid expenses	2,292	335
Exploration and evaluation assets	-	(*)2,646
Trade payables	(2,392)	(512)

	$(100)	$2,944

(*)	This amount primarily includes $1,597 relating to tangibles (piping tubes, etc.), $240 relating to a seabed survey and $580 relating to project management costs (including well design).

		Year ended
		December 31,
	2013	2012	2011
	U.S. dollars in thousands

Exploration expenses	$1,353	$48	$13

ADIRA ENERGY LTD.

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS
U.S. dollars in thousands, except share and per share data

NOTE 9:	EXPLORATION AND EVALUATION ASSETS (Cont.)

(2)	Yitzhak:

The Yitzhak license was awarded to the Company in October 2009 and covers 31,555 acres (127.7 sq.km) and is located approximately 9 km offshore Israel between Hadera and Netanya, directly to the North of and contiguous to Gabriella. The license was issued for an initial three year period and may be renewed upon fulfillment of certain conditions for a further four year period with a further renewal option of two years in case of a reserve discovery. As of December 31, 2012, the Company had received a renewal of the Yitzhak license to December 2013, including extension of certain milestones.

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

On January 9, 2012, the Ministry approved the farm-out of an aggregate of 25% of its interest in the Yitzhak License to the two new partners, 5% to AGR and 20% to Ellomay, Accordingly, as of December 31, 2013, the Company has a 60% interest in the Yitzhak License, Brownstone has a 15% working interest in the license, AGR has a 5% working interest in the license and Ellomay has a 20% working interest in the license. AGR PSH is designated the lead operator in accordance with Israeli regulations defining “Operator”, with a continued involvement of Adira Israel as “co-operator”. The Company, Brownstone, AGR and Ellomay signed a joint operating agreement to regulate their commercial relationship in respect of the Yitzhak License on September 11, 2012 (the "Yitzhak JOA"). The Yitzhak JOA incorporated the terms of the AGR Farm-Out Agreement and the Ellomay Farm-Out Agreement. The Company does not expect to receive material operator fees from on account of the Yitzhak License.

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

According to the Ellomay Farm-Out Agreement and the Yitzhak JOA, Ellomay could elect not to fund the Yitzhak license and be subject to dilution for no consideration (i.e. the diluted interest would be transferred to Adira without cost), or it could transfer one-half of its 20% interest to a third party on negotiated terms. On October 29, 2012, Ellomay advised the Company of its intention to decrease Ellomay's interest in the Yitzhak License from 20% to 10% by paying decreased operating costs pursuant to the terms of the Yitzhak JOA. As of December 31, 2012, the Company expended $640 on behalf of Ellomay in respect of the Yitzhak License for which the Company was entitled to be reimbursed by a third party if the 10% interest was transferred. This amount was recorded as a long-term receivable as of December 31, 2012. In 2013 Ellomay failed to transfer timely its interest to a third party, and therefore one-half of its 20% interest was transferred back to the Company without cost and therefore as of December 31, 2013 the Company has a 70% interest in the Yitzhak License, Brownstone has a 15% interest, AGR has a 5% interest and Ellomay a 10% interest in the license. The new holdings have not yet been approved by the Ministry.

ADIRA ENERGY LTD.

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS
U.S. dollars in thousands, except share and per share data

NOTE 9:	EXPLORATION AND EVALUATION ASSETS (Cont.)

On June 13, 2012, pursuant to an MOU with MELP (see Note 9b(1)), Adira granted MELP, an option to purchase ("MELP Yitzhak Option") from Adira a 15% participating interest in the Yitzhak License (the "MELP Yitzhak Option Interest"). MELP may exercise the MELP Yitzhak Option until the later of (a) December 31, 2012, and (b) the 30th day from the date Adira notifies MELP of the execution of an agreement with a drilling contractor in relation to the Yitzhak License. The Gabriella 2012 Agreement amends the exercise date until 14 days before signing of the rig contract for the Yitzhak License. If MELP exercises the MELP Yitzhak Option, then it must reimburse Adira for expenditures in respect of the MELP Yitzhak Option Interest incurred up to the date of transfer of the MELP Yitzhak Option Interest. MELP must also issue to Adira an ORRI of 3% with respect to all oil and gas (including any distillate and condensate) produced, saved and marketed from the area covered by Yitzhak License that is attributable to the MELP Yitzhak Option Interest, before payout, and 4.5% after payout. The transfer of the MELP Yitzhak Option Interest is subject to the approval of the Ministry.

On October 16, 2013, Adira Israel received an extension of the expiration of the Yitzhak license from the Ministry for the Yitzhak license until October 15, 2014. The extended work program for the Yitzhak license requires the Company, and the other participants on the Yitzhak license, to submit an Environmental Impact Assessment to the Central District Planning Committee of the State of Israel by January 1, 2014, and to execute a drilling contract by September 30, 2014. As of the date of the approval of these financial statements, the Company met the requirement of the work program, as described above.

The Company believes that despite the extension received from the Ministry, there is a low probability of realization of the asset from either the successful development or sale of the license in the near future. For the year ended December 31, 2013, the Company recorded a $2,862 non-cash impairment charge arising from the write-off of exploration and evaluation assets in the statement of comprehensive loss.

ADIRA ENERGY LTD.

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS
U.S. dollars in thousands, except share and per share data

NOTE 9:	EXPLORATION AND EVALUATION ASSETS (Cont.)

The Company's proportionate share of the Yitzhak license is as follows:

	December 31,
	2013	2012
	U.S. dollars in thousands

Cash and cash equivalents	$1	$2
Prepaid expenses and other receivables	-	103
Exploration and evaluation assets	-	(*) 2,328
Trade payables	(574)	(428)

	$(573)	$2,005

(*)	This amount primarily includes $1,017 relating to a seabed survey and $795 relating to project management costs (including well design).

		Year ended
		December 31,
	2013	2012	2011
	U.S. dollars in thousands

Exploration expenses	$-	113	$433

ADIRA ENERGY LTD.

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS
U.S. dollars in thousands, except share and per share data

NOTE 9:	EXPLORATION AND EVALUATION ASSETS (Cont.)

(3)	Samuel:

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

As of December 31, 2012, the Company based on events described above including the lack of available funding from the license partners sufficient to meet the current milestones timetable, believed that there were indicators of impairment of the Samuel license and that there was a low probability of realization of the asset from either the successful development or sale of the license in the near future. For the year ended December 31, 2012, the Company recorded a $7,596 non-cash impairment charge arising from the write-off of exploration and evaluation (including uncollected receivables from GGRI and Emmanuelle) assets in the statement of comprehensive loss. For the year ended December 31, 2013 the Company recorded  impairment income of $717, arising from collection of receivable balances that were not expected to be realizable as of December 31, 2012.

On October 14, 2013, Adira GeoGlobal Ltd ("AGG"), a subsidiary of the Company, relinquished the Samuel license, offshore Israel, back to the State of Israel, as a result of challenging markets and difficulty in raising significant funds to drill multi well programs.

ADIRA ENERGY LTD.

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS
U.S. dollars in thousands, except share and per share data

NOTE 9:	EXPLORATION AND EVALUATION ASSETS (Cont.)

The Company's proportionate share of the Samuel license is as follows:

	December 31,
	2013	2012
	U.S. dollars in thousands

Cash and cash equivalents	$1	$7
Prepaid expenses and other receivables	62	765
Exploration and evaluation assets	-	(*) 875
Trade payables	(25)	(1,211)

	$38	$436

(*)	This amount includes the estimated net realizable value of the tangible equipment for offshore drilling (piping tubes, etc.)

		Year ended
		December 31,
	2013	2012	2011
	U.S. dollars in thousands

Exploration expenses	$0	$217	$3,163

(4)	Yam Hadera:

Pursuant to the Gabriella 2012 Agreement and the Settlement Agreement, the Company has an option (the "Yam Hadera Option") to acquire up to a 15% participating interest in the Yam Hadera petroleum license (the "Yam Hadera License"), located 30 kilometers offshore Israel, between Hadera and Haifa and North West of Adira’s Yitzhak license. The Yam Hadera Option is exercisable until 14 days prior to the signing of a rig contract for the Yam Hadera License.

(5)

The Company has recognized exploration expenses for which it has not charged its license partners, in accordance with the terms and conditions set forth in the partnership agreements. These exploration expenses amounted to $304, $532 and $625 for the years ended December 31, 2013, 2012 and 2011, respectively.

NOTE 10:- TRADE PAYABLES

Trade payables are non-interest bearing and are normally settled on 60-day terms.

ADIRA ENERGY LTD.

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS
U.S. dollars in thousands, except share and per share data

NOTE 11:- OTHER ACCOUNTS PAYABLE AND ACCRUED LIABILITIES

	December 31,
	2013	2012
	U.S. dollars in thousands

Employees in respect of payroll	$346	$201
Accrued expenses	603	1,239
Other	37	36

	$986	$1,476

Accounts payable are non-interest bearing and have an average term of 30 days.

NOTE 12:-	FINANCIAL INSTRUMENTS

The Company's activities expose it to various financial risks, such as market risks (foreign currency risk, consumer price index risk, interest risk and price risk), credit risk and liquidity risk. The Company's comprehensive risk management program focuses on actions to minimize potential adverse effects on the Company's financial performance.

a.	Credit risk:

Concentration of credit risk exists with respect to the Company's cash and cash equivalent balances and receivables. The Company's exposure is for cash held in bank accounts, including restricted deposits, in the amount of $652 and $3,476 as of December 31, 2013 and December 31, 2012, respectively, and on accounts and other receivables in the sum of $2,513 and $5,061 on December 31, 2013 and December 31, 2012, respectively.

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

Liquidity risk is the risk that the Company will encounter difficulty in obtaining funds to meet current obligations and future commitments. The Company's approach to managing liquidity risk is to forecast cash requirements to determine whether it will have sufficient funds to meet its current liabilities when due. As of December 31, 2013, the Company had cash and cash equivalents and restricted cash of $652, and accounts and other receivables of $2,513 against trade and other payables in the amount of $3,803.

ADIRA ENERGY LTD.

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS
U.S. dollars in thousands, except share and per share data

NOTE 12:- FINANCIAL INSTRUMENTS (Cont.)

As of December 31, 2012, the Company had cash and cash equivalents and restricted cash of $3,476 and accounts and other receivables of $5,061 against trade and other payables in the amount of $7,317.

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

NOTE 13:- TAXES ON INCOME

a.	Tax rates applicable to the Company:

	1.	The corporate tax rate in Canada in 2013 is 15% (2012 – 15%), and the Ontario tax rate in 2013 is 11.5% (2012 - 11.5%).

	2.	The Israeli corporate tax rate was 24% in 2011 and 25% in 2012 and 2013.

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

On August 5, 2013, the "Knesset" issued the Law for Changing National Priorities (Legislative Amendments for Achieving Budget Targets for 2013 and 2014), 2013 ("the Budget Law"), which consists, among others, of fiscal changes whose main aim is to enhance the collection of taxes in those years.

ADIRA ENERGY LTD.

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS
U.S. dollars in thousands, except share and per share data

NOTE 13:- TAXES ON INCOME (Cont.)

These changes include, among others, increasing the corporate tax rate from 25% to 26.5%, cancelling the reduction in the tax rates applicable to privileged enterprises (9% in development area A and 16% elsewhere) and, in certain cases, increasing the rate of dividend withholding tax within the scope of the Law for the Encouragement of Capital Investments to 20% effective from January 1, 2014. There are also other changes such as taxation of revaluation gains effective from August 1, 2013. The provisions regarding revaluation gains will become effective only after the publication of regulations defining what should be considered as "retained earnings not subject to corporate tax" and regulations that set forth provisions for avoiding double taxation of overseas assets. As of the date of approval of these financial statements, these regulations have not been issued.

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

g)

An Amendment to the Income Tax Regulations (Deductions from the Income of Petroleum Rights Holders) (Amendment), 5771-2011, cancelled the recognition as a current expense of development expenses in respect of reservoirs, commercial production from which shall commence after January 1, 2014, and they shall be subject to the depreciation rules set forth in the Law. It is stated that the depletion deduction was canceled in the Amendment to the Income Tax Regulations (Deductions from the Income of Petroleum Rights Holders) (Amendment), 5771-2011, effective May 1, 2011. The provisions regarding the imposition of the petroleum and gas profits levy are effective from April 10, 2011, and the provision regarding the taxation of a petroleum partnership (Section above) is effective from the tax year 2011. The cancellation of the gradual reduction in the corporate tax rate, as described in a(2) above, will decrease the levy per the Petroleum Taxation law from 2016 and thereafter to a maximum rate of 44.56% from the Company's oil and gas revenue.

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

As of December 31, 2013, carryforward losses in Canada are approximately $4.7 milllion expiring through 2032. As of December 31, 2013, carryforward losses in Israel are approximately $27.1 million and may be carried forward indefinitely.

Net deferred tax assets relating to carryforward operating losses and other temporary differences of approximately $7,700 were not recognized because their utilization in the foreseeable future is not probable.

d.	Taxes on income included in the statements of comprehensive loss:

		Year ended
		December 31,
	2013	2012	2011
	U.S. dollars in thousands

Current taxes	$-	$3	$13
Taxes in respect of prior years	-	38	20

	$-	$41	$33

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

A reconciliation between the tax expense, assuming that all the income and expenses, gains and losses in the statement of comprehensive loss were taxed at the statutory tax rate and the taxes on income recorded in the statement of comprehensive loss is as follows:

			Year ended
			December 31,
		2013	2012	2011
		U.S. dollars in thousands

Loss before income taxes	$	$ (5,644)	$(10,516)	$(10,018)

Statutory tax rate		26.5%	26.5%	28.25%

Tax benefit computed at the statutory tax rate		$(1,496))	$(2,787)	$(2,830)

Increase in taxes on income resulting from the following factors:
Taxes in respect of prior years		-	38	20
Increase in tax due to tax rate differences in Israel		134	149	240
Non-deductible expenses (non-taxable income)		(924)	179	224
Non-recognition of tax benefit in respect of losses		2,287	2,462	2,379

Taxes on income		$-	$41	$33

ADIRA ENERGY LTD.

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS
U.S. dollars in thousands, except share and per share data

NOTE 14:- SHARE CAPITAL

a.	Authorized:

Unlimited number of Common shares without nominal or par value.

b.	Issued and outstanding Common shares:

	i.	On February 16, 2011, the Company issued 3,494,318 common shares at CAD $1.86 per share for net proceeds of $6,152.

ii.

On August 9, 2012, the Company completed a prospectus offering of 26,337,546 units for gross proceeds of $11,099 (before issuance expenses of $1,298 including the fair value of broker warrants $ 219). Each unit was priced at CAN$0.42 and consists of one Common Share and one warrant. Each warrant is exercisable to acquire one Common Share at a price of CAN$0.60 per Common Share until August 9, 2015.

The warrants are denominated in Canadian dollars, while the functional currency of the Company is US dollars; therefore the fair value of the warrants was classified as a financial liability and the fair value of the warrants on the date of issuance was approximately $5,312. This financial liability is remeasured to fair value at the end of each period and changes in fair value is recorded in profit or loss. Therefore, the Company recorded a gain in financing income of $3,013 during the year ended December 31, 2013, as a result of remeasuring the fair value of the warrants to their fair value of zero as of December 31, 2013.

As part of the offering, a total of 1,117,667 broker warrants were issued. Each broker warrant is exercisable for one Common Share at an exercise price of CAN$0.42 per Common Share until August 9, 2014. The fair value of the warrants on the date of issuance was $219, which was included in offering expenses in statement of changes in equity.

iii.

On August 9, 2013, the Company completed a consolidation of the Company’s Common Shares on the basis of one post-consolidation Common Share for every three pre-consolidation Common Shares (the "Consolidation"). All share and per share data for all periods presented have been adjusted to reflect the decrease in number of shares outstanding after the Consolidation. In addition, every three previously issued warrants will be convertible into one Common Share of the Company.

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

As of December 31, 2013, an aggregate of 2,733,370 of the Company's options were still available for future grant.

The Company typically grants stock options with vesting periods of between two to four years, generally with the exercise price at the closing price of the stock on the date of the grant and an expiration date of five years from the date of grant.

A summary of the stock option plan and changes during the years ended December 31, 2013, 2012 and 2011 were as follows:

	Number of	Weighted
	options	average
	outstanding	exercise price

Balance, January 1, 2011	1,886,333	1.17
Options granted	1,902,073	1.86
Options exercised	(175,937)	0.75
Options forfeited	(484,396)	1.47

Balance, January 1, 2012	3,128,073	1.56
Options granted	3,376,667	0.63
Options forfeited	(617,703)	1.68

Balance, December 31, 2012	5,887,037	1.02
Options forfeited	(2,594,372)	0.98

Balance, December 31, 2013	3,292,665	1.09

ADIRA ENERGY LTD.

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS
U.S. dollars in thousands, except share and per share data

NOTE 14:- SHARE CAPITAL (Cont.)

The following tables summarize information about stock options outstanding and exercisable as of December 31, 2013:

						Average
				Number of	Number of	remaining
		Grant date	Exercise	options	options	contractual
Grant date	Expiry date	fair value	price *)	outstanding	exercisable	life

August 31, 2009	August 20, 2014	$ 0.87	$ 0.75	569,333	569,125	0.64
September 23, 2009	September 23, 2014	$ 0.66	$ 0.75	133,333	133,333	0.73
January 28, 2010	January 27, 2015	$ 1.68	$ 1.83	323,333	321,979	1.08
July 22, 2010	July 21, 2015	$ 0.75	$ 1.83	83,333	83,333	1.56
January 11, 2011	January 10, 2016	$ 1.98	$ 2.40	350,000	235,417	2.03
March 18, 2011	March 17, 2016	$ 1.77	$ 2.40	33,333	20,833	2.21
May 3, 2011	May 2, 2016	$ 1.56	$ 1.80	133,333	83,333	2.34
September 8, 2011	September 7, 2016	$ 1.23	$ 1.50	83,333	41,667	2.58
December 1, 2011	November 30, 2016	$ 0.66	$ 1.50	126,667	62,708	2.92
August 22, 2012	August 21, 2017	$ 0.21	$ 0.60	1,456,667	971,112	3.64

				3,292,665	2,522,840

*)	The exercise price of all options granted in 2011, 2012 is denominated in Canadian Dollars and was translated to USD in the table above using the exchange rate as of December 31, 2013.

Stock options granted are expensed as share-based payments. For grants made until December 31, 2011, the Company uses the Black-Scholes option pricing model to value stock options granted. For grants made from January 1, 2012, the Company uses the Binominal option pricing model to value stock options granted.

The fair value of options granted is amortized over their vesting period and estimated at the date of grant with the following assumptions:

	2013	2012	2011

Dividend yield	-	0%	0%
Expected volatility	-	80%-104%	112%-115%
Risk-free interest	-	1%-1.8%	1.3%-2.6%
Forfeiture rate	-	0%-5%	0%-5%
Expected life	-	5	5

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

ADIRA ENERGY LTD.

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS
U.S. dollars in thousands, except share and per share data

NOTE 14:- SHARE CAPITAL (Cont.)

d.	Share purchase warrants:

The Company has share purchase warrants outstanding entitling the holders to acquire Common shares as follows:

			Weighted
	Number of		average
	warrants (*)		exercise price

Balance as of January 1, 2011	19,558,145		$0.52
Warrants Grated	(616,770)		$0.30
Warrants Expired	(3,884,000)		$0.50
Balance as of January 1, 2012	15,057375	$	(**0.54)
Warrants Grated	82,365,640	$	(**0.20)

Balance as of December 31, 2012	97,423,015		$0.25
Warrants Expired	(15,057,375)		$0.54

Balance as of December 31, 2013	82,365,640		$0.20

The following tables summarize information applicable to warrants outstanding as of December 31, 2013:

		Grant date	Exercise	Number of
Issue date	Expiry date	fair value	Price **)	warrants

August 9, 2012	August 9, 2015	$ 0.07	$ 0.20	79,012,640
August 9, 2012	August 9, 2014	$ 0.07	$ 0.14	3,353,000

				82,365,640

* )	Following the Consolidation, every three previously issued warrants will be convertible into one Common Share of the Company (see Note 14b(iii)).

**)	The exercise price of these warrants is denominated in Canadian Dollars and was translated to USD in the table above using the exchange rate as of December 31, 2012.

e.	Capital management in the Company:

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

NOTE 15:- RELATED PARTY TRANSACTIONS

a.	For the year ended December 31, 2013, the Company recognized $386 for advisory fees and operating expenses to private companies controlled by the directors or by officers of the Company (2012 - $357).

These transactions are in the ordinary course of business and are measured at the amount of consideration set and agreed by the related parties.

b.	Compensation to directors and key management personnel:

The CEO, CFO, COO, V.P. Business Development, Head Geologist, V.P. Contracts and Regulation, and the directors are considered key management personnel.

		Year ended
		December 31,
	2013	2012	2011
	U.S. dollars in thousands

Short-term employee benefits	$1,133	$1,071	$911
Share based compensation	16	613	850

	$1,149	$1,684	$1,761

Number of people	6	7	7

ADIRA ENERGY LTD.

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS
U.S. dollars in thousands, except share and per share data

NOTE 15:- RELATED PARTY TRANSACTIONS (Cont.)

Benefits in respect of key management persons (including directors) who are not employed by the Company:

		Year ended
		December 31,
	2013	2012	2011
	U.S. dollars in thousands

Share based compensation	$32	$298	$206

Number of people	3	4	5

NOTE 16:- COMMITMENTS AND CONTINGENCIES

a.	Leases:

The Company has an agreement for the lease of the offices in Toronto, Canada for a period ending in 2014. In 2013, the lease agreement for the Company's office in Ramat Gan, Israel expired and the Company leases an office in Herzelia, Israel. Future minimum lease payments under non-cancelable operating leases are as follows:

	Year ended
	December 31,
	2013	2012
	U.S. dollars in thousands

Within one year	$29	$187
After one year but not more than five years	-	44

	$29	$231

b.	Licenses:

The Company has commitments to the Ministry to complete the work programs on all of the Company's licenses. Based on the current commitments, the consortium for the Yitzhak license are required to sign a drilling contract by September 30, 2014, and the consortium on the Gabriella licenses are required to submit a request to the Ministry for the approval of a new operator that complies with Ministry regulations by February 28, 2014 and sign a drilling contract by April 30, 2014 (See also Note 9b(1)). The validity of the petroleum licenses of the Company are conditional upon fulfillment of certain obligations on dates set in the conditions of the petroleum assets (See also Note 20a). In the event of non- fulfillment of the conditions, the petroleum rights are subject to cancellation. As of the date of the approval of the financial statements, the Company has severe doubts as it its ability, or the ability of the Yitzhak and Gabriella consortiums to comply with the conditions and obligations above.

ADIRA ENERGY LTD.

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS
U.S. dollars in thousands, except share and per share data

NOTE 16:- COMMITMENTS AND CONTINGENCIES (Cont.)

c.	Joint venture commitments:

The JOA's of each of the joint ventures in which the Company has a participating interest require that the Company commit to fund its proportionate share of the approved budget or work programs.

As there is currently no activity in any of the Company’s licenses, the Company's share of the remaining contractual commitments as of December 31, 2013, for the Offshore Licenses is Nil.

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

e.

On July 1, 2013, the Company signed a non-brokered private placement (the "Private Placement") agreement for the sale of 61,728,395 post-Consolidation) Common Shares with Pelagic Investments Limited ("PI") for gross proceeds of $5,000. The Private Placement was expected to close on or about August 30, 2013.

On September 11, 2013 the Company announced that PI had breached the subscription agreement (the “Subscription Agreement”) between PI and the Company by failing to submit the subscription funds to Adira. As a result, the Private Placement was terminated.

ADIRA ENERGY LTD.

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS
U.S. dollars in thousands, except share and per share data

NOTE 16:- COMMITMENTS AND CONTINGENCIES (Cont.)

On October 25, 2013 Adira filed a Statement of Claim in the Superior Court of Justice (Ontario) naming as defendants, PI. and its principal, Prentis B. Tomlinson Jr. The Company is seeking damages for breach of contract, intentional interference with economic relations and intentional misrepresentation.

As of the date of the approval of these financial statements, the final outcome of the litigation cannot be predicted with certainty, and therefore, management cannot assess whether or not the results of this litigation will have a material effect on the financial statements of the Company.

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

The Company operates in one segment, the oil and gas business and conducts its operations in Israel with its head office in Canada. Details of the Company's revenues and other income (all of which are derived from Israel) are as follows:

		Year ended
		December 31,
	2013	2012	2011
	U.S. dollars in thousands

Consulting	$7	$455	$771
Operator fees	5	544	312
Income from farm-out	-	890	240
Other income	5	-	-

	$17	$1,889	$1,323

b.	Revenues from major customers (UJVs), each one of which exceeds 10% of the consolidated revenues, as of the years ended December 31, 2013, 2012 and 2011 are as follows:

		Year ended
		December 31
	2013	2012	2011
	U.S. dollars in thousands

Customer A	$-	$461	$591
Customer B	12	529	449
Customer C	-	529	150
Customer D	-	370	-

	$12	$1,889	$1,190

ADIRA ENERGY LTD.

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS
U.S. dollars in thousands, except share and per share data

NOTE 18:- GENERAL AND ADMINISTRATIVE EXPENSES

		Year ended
		December 31
	2013	2012	2011
	U.S. dollars in thousands

Payroll and related payments	$945	$759	$543
Share-based compensation	32	887	1,023
Professional fees	968	2,397	2,068
Rent and office expenses	280	287	370
Depreciation	88	96	80
Travel	18	350	529
Insurance	48	31	97
Others	434	497	321

	$2,813	$5,304	$5,031

NOTE 19:-	FINANCING INCOME AND EXPENSE

Financing income in 2013 includes $3,013 in respect of the remeasurement of warrants to their fair value. See note 14b(ii).

NOTE 20:-	SUBSEQUENT EVENTS

a.

On February 16, 2014, the Ministry published new guidelines in respect of security guarantee payments (“Security Deposit”) for offshore licenses that require each license consortium to deposit $2,500 per offshore license with the Ministry by March 31, 2014. On March 27, 2014, the Ministry announced that it has extended the deadline for the Security Deposit until May 15, 2014. As of the date of the approval of these financial statements, the Company does not have sufficient funds to make its pro-rate share of the Security Deposit. The Company is currently examining the consequences of the above mentioned guidelines on the Company’s operations, including the possibility of taking legal action. However, should the consortium on each license not meet these requirements, the Ministry will view this as a failure to meet a license milestone and will have the right to terminate the license.

b.	As of the date of the approval of these financial statements, Adira Israel settled most of the amounts owed as of December 31, 2013 to its creditors. In 2014, a claim was raised by one of its creditors against Adira Israel in the approximate amount of $750 with respect to payments made to certain creditors in 2014 following these settlements and the Company is currently negotiating a settlement agreement regarding this claim. The Company has rejected the claim and is presently unable to estimate the final outcome of this claim and whether it will result in any liability in 2014.

- - - - - - - - - - - - - - - - - - - - -