Form 20-F
period 2014-12-31
Adira Energy Ltd.
filed 2015-04-30
CIK 1109504

UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
WASHINGTON, D.C. 20549

FORM 20-F

☐	REGISTRATION STATEMENT PURSUANT TO SECTION 12(b) or 12(g) OF THE SECURITIES EXCHANGE ACT OF 1934

OR

☒	ANNUAL REPORT PURSUANT TO SECTION 13 OR 15(d) OF THE SECURITIES EXCHANGE ACT OF 1934
For the fiscal year ended December 31, 2014

OR

☐	TRANSITION REPORT PURSUANT TO SECTION 13 OR 15(d) OF THE SECURITIES EXCHANGE ACT OF 1934

OR

☐	SHELL COMPANY REPORT PURSUANT TO SECTION 13 OR 15(d) OF THE SECURITIES EXCHANGE ACT OF 1934

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

The number of outstanding shares of the Company’s only class of capital or common stock as at December 31, 2014 was 60,260,318 common shares.

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

Yes     ☐                    No   ☐

Indicate by check mark whether the Registrant is a large accelerated filer, an accelerated filer, or a non-accelerated filer.  See definition of “accelerated filer and large accelerated filer” in Rule 12b-2 of the Exchange Act.  (check one):

Large accelerated filer        ☐                                                 Accelerated filer             ☐                      Non-accelerated filer   ☒

Indicate by check mark which basis of accounting the Registrant has used to prepare the financial statements included in this filing:
U.S. GAAP ☐	International Financial Reporting Standards as issued by the International Accounting Standards Board ☒	Other	☐

If “other” has been checked in response to the previous question, indicate by check mark which financial statement item the Registrant has elected to follow:

Item 17    ☐                                    Item 18  ☐

If this is an annual report, indicate by check mark whether the Registrant is a shell company (as defined in Rule 12b-2 of the Exchange Act).

Yes   ☐                      No   ☒

(APPLICABLE ONLY TO ISSUERS INVOLVED IN BANKRUPTCY PROCEEDINGS DURING THE PAST FIVE YEARS)

Indicate by checkmark whether the Registrant has filed all documents and reports required to be filed by Sections 12, 13 or 15(d) of the Securities Exchange Act of 1934 subsequent to the distribution of securities under a plan confirmed by a court.

YES    ☐                                        NO        ☐

TABLE OF CONTENTS

GENERAL		- 1 -

PART I		- 2 -

ITEM 1 - IDENTITY OF DIRECTORS, SENIOR MANAGEMENT AND ADVISERS		- 2 -
ITEM 2 - OFFER STATISTICS AND EXPECTED TIMETABLE		- 2 -
ITEM 3 - KEY INFORMATION		- 2 -
A.	Selected Financial Data	- 2 -
B.	Capitalization and Indebtedness	- 5 -
C.	Reasons for the Offer and Use of Proceeds	- 5 -
D.	Risk Factors	- 5 -
ITEM 4	INFORMATION ON THE COMPANY	- 18 -
A.	History and Development of the Company	- 18 -
B.	Business Overview	- 20 -
C.	Organizational Structure	- 24 -
D.	Property, Plant and Equipment	- 25 -
ITEM 5	OPERATING AND FINANCIAL REVIEW AND PROSPECTS	- 26 -
A.	Operating Results	- 26 -
B.	Liquidity and Capital Resources	- 29 -
C.	Research and Development, Patents and Licences	- 34 -
D.	Trend Information	- 34 -
E.	Off-Balance Sheet Arrangements	- 34 -
F.	Tabular Disclosure of Contractual Obligations	- 34 -
G.	Safe Harbor	- 34 -
ITEM 6	DIRECTORS, SENIOR MANAGEMENT AND EMPLOYEES	- 34 -
A.	Directors and Senior Management	- 34 -
B.	Compensation	- 38
C.	Board Practices	- 42 -
D.	Employees	- 43 -
E.	Share Ownership	- 44 -
ITEM 7	Major Shareholder and Related Party Transactions	- 48 -
A.	Major Shareholders	- 48 -
B.	Related Party Transactions	- 49 -
C.	Interests of Experts and Counsel	- 50 -
ITEM 8	FINANCIAL INFORMATION	- 50 -
A.	Consolidated Statements and Other Financial Information	- 50 -
B.	Significant Changes	- 50 -
ITEM 9	THE OFFER AND LISTING	- 50 -
A.	Offer and Listing Details – Price History	- 51 -
	As at December 31, 2013, none of our securities were subject to escrow.	- 52 -
B.	Plan of Distribution	- 52 -
C.	Markets	- 52 -
D.	Selling Shareholders	- 52 -
E.	Dilution	- 53 -
F.	Expenses of the Issue	- 53 -
ITEM 10	additional information	- 53 -
A.	Share Capital	- 53 -
B.	Memorandum and Articles of Incorporation	- 53 -
C.	Material Contracts	- 53 -
D.	Exchange Controls	- 54 -
E.	Taxation	- 54 -
F.	Dividends and Paying Agents	- 61 -
G.	Statement by Experts	- 61 -
H.	Documents on Display	- 61 -
I.	Subsidiary Information	- 61 -

ITEM 11	QUANTITATIVE AND QUALITATIVE DISCLOSURES ABOUT MARKET RISK	- 61 -
A.	Transaction Risk and Currency Risk Management	- 61 -
B.	Interest Rate Risk and Equity Price Risk	- 61 -
C.	Exchange Rate Sensitivity	- 61
D.	Commodity Price Risk	- 62 -
ITEM 12	DESCRIPTION OF SECURITIES OTHER THAN EQUITY SECURITIES	- 62 -

Part II		- 62 -

ITEM 13	DEFAULTS, DIVIDEND ARREARAGES AND DELINQUENCIES	- 62 -
ITEM 14	MATERIAL MODIFICATIONS TO THE RIGHTS OF SECURITY HOLDERS AND USE OF PROCEEDS	- 62 -
ITEM 15	CONTROLS AND PROCEDURES	- 62 -
ITEM 16A	AUDIT COMMITTEE FINANCIAL EXPERTS	- 63 -
ITEM 16B	CODE OF ETHICS	- 63 -
ITEM 16C	PRINCIPAL ACCOUNTANT FEES AND SERVICES	- 63 -
ITEM 16D	EXEMPTIONS FROM THE LISTING STANDARDS FOR AUDIT COMMITTEES	- 64 -
ITEM 16E	PURCHASE OF EQUITY SECURITIES BY THE ISSUER AND AFFILIATED PURCHASERS	- 64 -
ITEM 16F	CHANGES TO REGISTRANT’S CERTIFYING ACCOUNTANT	- 64 -
ITEM 16G	CORPORATE GOVERNANCE	- 64 -
ITEM 16H	MINE SAFETY DISCLOSURE	- 65 -

PART III		- 65 -

ITEM 17	FINANCIAL STATEMENTS	- 65 -
ITEM 18	FINANCIAL STATEMENTS	- 65 -
ITEM 19	EXHIBITS	- 65 -

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

“Adira” means Adira Energy Ltd., a Canadian federal corporation (formerly AMG Oil Ltd.);

“Adira Barbados” means Adira Energy Investments (Barbados) Ltd., a Barbados corporation that was dissolved on December 31, 2013;

“Adira Energy” means Adira Energy Holding Corp., an Ontario corporation (formerly Adira Energy Corp.);

“Adira Geo” means Adira Geo Global Ltd., an Israeli corporation;

“Adira Group” means Adira together with: (a) its wholly-owned subsidiary, Adira Energy; (b) its wholly-owned indirect (through Adira Energy) subsidiaries, Adira Israel, Adira Services, Adira Oil Technologies Ltd., Adira Energy CBM Ltd., and Adira Energy Holdings (Barbados) Ltd. (which wholly owned Adira Barbados until Adira Barbados was dissolved on December 31, 2013); and (c) Adira’s 60% indirect (through Adira Energy) subsidiary, Adira Geo;

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

Except as noted, the information set forth in this Form 20-F is as of December 31, 2014 and all information included in this document should only be considered correct as of such date.

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

ITEM 2 - OFFER STATISTICS AND EXPECTED TIMETABLE

Not applicable.

ITEM 3 - KEY INFORMATION

A.           Selected Financial Data

Adira Energy

We are an oil and gas exploration company focused on early-stage exploration in the State of Israel.  We, acting through our subsidiary Adira Israel, have an option (the "Yam Hadera Option") to acquire up to a 15% participating interest in the Yam Hadera License No 383, offshore (the "Yam Hadera License"), located 30 kilometers offshore Israel, between Hadera and Haifa and North West of Adira’s former Yitzhak license.  The Yam Hadera Option is exercisable until 14 days prior to the signing of a rig contract for the Yam Hadera License.

On September 22, 2014, the Petroleum Commissioner advised the operator that the Yam Hadera License had expired and would not be renewed, due to the milestones in their work program not being achieved.  On October 22, 2014, the operator sent a letter of appeal to the decision with the Minister of Energy and Water Resources of the State of Israel; however, as of this date, no reply has been received.

We also have an option to acquire up to a 5% participating interest in two licenses called the Myra License and Sara License.  We obtained this from our wholly-owned indirect subsidiary Adira Barbados prior to its dissolution on December 31, 2013. We currently ascribe no value to the Myra and Sara Licenses and as such we do not consider our options to be material to our operations.

On August 9, 2013, we completed a reverse stock split (the “Consolidation”) of our common shares on the basis of one new common share for every three old common shares. The Consolidation was effective for trading purposes on August 13, 2013.

Effective September 29, 2014, we completed a second reverse stock split (the “Second Consolidation”) of our common shares on the basis of one new common share for every five old common shares.

The selected historical information presented in the table below for the years ended December 31, 2014, 2013, 2012, 2011 and 2010 are derived from the audited consolidated financial statements of Adira for such period, and have been prepared in accordance with International Financial Reporting Standards (“IFRS”) as issued by the International Accounting Standards Board (“IASB”).  The selected financial information presented below should be read in conjunction with the audited consolidated financial statements and the notes thereto of Adira Group, and with the information appearing under each of Item 4 – “Information on the Company” and Item 5 – “Operating and Financial Review and Prospects” of this Form 20-F. All financial data presented in this Form 20-F are qualified in their entirety by reference to the consolidated financial statements and their notes.

U.S. dollars in thousands, except share and per share data

		Year Ended December 31,
	2014	2013	2012	2011	2010
		($ thousands)
Balance Sheet Data
Cash and cash equivalents	334	617	2,394	8,094	8,686
Total Assets	409	3,226	15,340	10,247	18,610
Total Liabilities	223	3,803	10,330	1,421	7,373
Total Shareholders’ Equity (deficit)	186	(577)	5,010	8,826	11,237

			Year ended December 31
	2014		2013		2012		2011		2010
	$		$		$		$		$
Operating Data
Revenues and other income		-		17		1,889		1,323		1,707

Expenses:
Exploration expenses		-		677		1,026		5,018		1,624
General and administrative expenses		602		2,813		5,304		5,031		3,067
Gain on settlement of accounts payable and others payables		(1,374)		-		-		-		-
Impairment charge		-		5,168		7,810		1,226		-

Total expenses		(772)		8,658		14,140		11,275		4,691

Operating profit (loss)		772		(8,641)		(12,251)		(9,952)		(2,984)

Financing income		-		3,027		2,480		43		-
Loss on foreign exchange		(37)		(30)		(745)		(109)		(5)
Issuance expenses				-		-		-		-

Profit (loss) before income taxes		735		(5,644)		(10,516)		(10,018)		(2,989)

Income taxes		-		-		(41)		(33)		(15)

Net profit (loss) and comprehensive profit (loss)		735		(5,644)		(10,557)		(10,051)		(3,004)

Basic and diluted net loss per share attributable to equity holders of the parent		0.06		(0.47)		(1.19)		(1.51)		(0.69)
Weighted average number of common shares used in computing basic and diluted net loss per share		12,158,302		12,052,073		8,862,724		6,654,222		4,376,913

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

Although we realized a net profit of $735,000 for the year ended December 31, 2014, this was an exceptional result that we do not believe is sustainable at this time.  At December 31, 2014, we had an accumulated deficit of $33.9 million.  These circumstances raise doubt about our ability to continue as a going concern, as described in the Note 1 to our consolidated financial statements for the period ended December 31, 2014, which are included herein.  Although our consolidated financial statements refer to circumstances which might raise doubt about our ability to continue as a going concern, they do not reflect any adjustments that might result if we are unable to continue our business.

We are an early-stage oil and gas exploration company without significant revenues.  Our only material prospect at this time is an option to acquire a working interest in a license that has not been renewed by the Petroleum Commission, but is subject to a pending appeal.  If the appeal is declined, we may have to suspend operations.

We are an oil and gas exploration company without any significant revenues, and there can be no assurance of our ability to develop and operate our projects profitably.  Currently, our only material oil and gas related prospect is the Yam Hadera Option which entitles us to acquire a 15% participating interest in the Yam Hadera License, located offshore Israel. However, the Petroleum Commissioner has advised the operator that the Yam Hadera License has expired and will not be renewed.  The operator has appealed the Petroleum Commissioner’s decision to the Minister of Energy and Water Resources, and the outcome remains uncertain.  If the appeal is declined we may have to suspend our operations unless we are able to identify other suitable prospects, which cannot be assured.

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

Since inception, we have not earned any significant revenues from operations, and due to the length of time between the discovery of oil and gas reserves, if any, and their exploitation and development, we do not anticipate earning significant revenues from operation in the near future.  We have incurred and will continue to incur significant expenses.  At December 31, 2014, we had cash and equivalents on hand of $334,000.  We will have to seek additional financing in any of the following scenarios: (a) if the appeal of the Petroleum Commissioner’s decision to allow the Yam Hadera License to expire is not successful, we may require additional financing to fund a focused and accelerated search for other suitable oil and gas prospects to replace our Yam Hadera Option; (b) if the Minister of Energy and Water Resources allows the operator’s appeal and the Yam Hadera License is renewed, we will require additional financing if we determine it is appropriate for us to exercise the Yam Hadera Option and meet our funding obligations as the holder of a 15% participating interest; and (c) we will require additional financing to fund the advanced exploration on the Yam Hadera License and any other properties that we may acquire interests in, if warranted.

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

In light of our operating history, and under the current capital and credit market conditions, and given the current downward pressure on oil and gas prices, we may not be able to obtain additional equity or debt financing on acceptable terms if and when needed.   Even if financing is available, it may not be available on terms that are favorable to us or in sufficient amounts to satisfy our requirements.

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

We are a holding company and plan to conduct substantially all of our operations through our subsidiaries incorporated outside North America.  We have no direct operations and, other than remaining cash or cash equivalents and the shares of our subsidiaries, no significant assets.  Assuming our holding company structure remains, we will be dependent on the cash flows from our subsidiaries to meet our obligations, including payment of principal and interest on any debt we incur.  The ability of certain of our subsidiaries to provide us with payments may be constrained by the following factors:

•	the cash flows, if any, generated by operations, investment activities and financing activities; and

•	the level of taxation, particularly corporate profits and withholding taxes.

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

Our operations require licenses, permits and in some cases renewals of licenses and permits from various governmental authorities.  Specifically, the licenses awarded to us by the Government of Israel have terms of three years and must be renewed in order to extend the license beyond this initial term.  As noted above, our only material oil and gas related prospect is the Yam Hadera Option which entitles us to acquire a 15% participating interest in the Yam Hadera License, located offshore Israel.  However, the Petroleum Commissioner has advised the operator that the Yam Hadera License has expired and will not be renewed.  The operator has appealed the Petroleum Commissioner’s decision to the Minister of Energy and Water Resources.  Although certain licenses have received extensions, there can be no assurance that the Minister will allow the operator’s appeal.  If the Yam Hadera License is renewed, it will require the licensee to meet certain minimum commitments with respect to the operator’s activities on the license.

Among other factors, a licensee’s ability to obtain, sustain or renew such licenses and permits on acceptable terms is subject to change in regulations and policies and to the discretion of the applicable governments.  The inability of the licensee to obtain, maintain or acquire extensions for these licenses or permits could hamper our ability, as the holder of a participating interest in the license, to produce revenues from operations.

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

Although we strive to review and evaluate our oil and gas prospects in Israel in a manner consistent with industry practices, such review and evaluation might not necessarily reveal all existing or potential problems.  This is also true for any future acquisitions made by us. Inspections may not always be performed on every well, and environmental problems, such as groundwater contamination, are not necessarily observable even when an inspection is undertaken.  Even when problems are identified, a seller may be unwilling or unable to provide effective contractual protection against all or part of those problems, and we often assume environmental and other risks and liabilities in connection with the acquired properties.

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

Our ability to market oil and natural gas from any wells that we may develop or otherwise acquire in the future, in the event we discover and exploit oil and natural gas, depends upon numerous factors beyond our control. These factors include, but are not limited to, the following: the level of domestic production and imports of oil and gas; the volatility of both oil and natural gas pricing; the proximity of natural gas production to natural gas facilities, pipelines and other means of transportation; the availability of pipeline capacity or other means of transportation; the demand for oil and natural gas by utilities and other end users; the availability of alternate fuel sources; the effect of inclement weather; and government regulation of oil and natural gas marketing.

If these factors were to change dramatically, our ability to market oil and natural gas or obtain favourable prices for our oil and natural gas could be adversely affected.

Prices and markets for oil are unpredictable and tend to fluctuate significantly, which could reduce profitability, growth and the value of our business if we or our ventures ever begin exploitation of reserves.

Our future financial condition, results of operations and the carrying value of our oil and natural gas properties depend primarily upon the prices we receive for our oil and natural gas production, if any.  Oil and natural gas prices historically have been volatile and likely will continue to be volatile in the future, especially given current world economic conditions.  Significant changes in long-term price outlooks for crude oil could by the time that we start exploiting oil and gas reserves, if we ever discover and exploit such reserves, have a material adverse effect on revenues as well as the value of licenses or other assets.

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

Our common shares are registered under Section 12(g) of the Exchange Act.  Our current trading symbol on the OTC Bulletin Board (the “OTCBB”) is “ADENF” and our current trading symbol on the TSX Venture Exchange (the “TSXV”) is “ADL”.

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

Capital Expenditures and Divestitures

During the year ended December 31, 2014, we did not incurred any capital expenditures and we disposed of property and equipment in the net amount of approximately $14,000 which relates primarily to office furniture and computer equipment.

Takeover Offers

We are not aware of any indication of any public takeover offers by third parties in respect of our common shares during our last and current financial years.

B.           Business Overview

We are an oil and gas exploration company focused on early-stage exploration in the State of Israel.  As disclosed above, we, through our subsidiary, Adira Israel, hold the Yam Hadera Option which entitles us to acquire up to a 15% participating interest in the Yam Hadera License, located 30 kilometers offshore Israel, between Hadera and Haifa and North West of Adira’s former Yitzhak license.  The Yam Hadera Option is exercisable until 14 days prior to the signing of a rig contract for the Yam Hadera License.

On September 22, 2014, the Petroleum Commissioner advised the operator that the Yam Hadera License had expired and would not be renewed, due to the milestones in their work program not being achieved.  On October 22, 2014, the operator sent a letter of appeal to the decision with the Minister of Energy and Water Resources of the State of Israel; however, as of this date, no reply has been received.

We also hold an option (the “Myra and Sara Option”) to acquire up to a 5% participating interest in two licenses called the Myra License and Sara License.  We obtained the Myra and Sara Option from our wholly-owned indirect subsidiary Adira Barbados prior to its dissolution on December 31, 2013. We currently ascribe no value to the Myra and Sara Licenses and as such we do not consider our options to be material to our operations.

We formerly held working interests in two Israeli offshore petroleum licenses: the Gabriella License No. 378, and the Yitzhak License No. 380 (sometimes collectively referred to in this annual report as the “Offshore Licenses”).  We were the operator of the Gabriella License and the co-operator of the Yitzhak License.  The Gabriella License expired on September 1, 2014, and the Yitzhak License expired on October 14, 2014.

Drilling Activity

As of the date of this Form 20-F, no drilling activity is being carried out. During the past three fiscal years, we have had no productive wells.

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
(3) Adira Energy Israel Ltd. is a holding corporation created to hold oil and gas licenses. It currently holds the Yam Hadera Option.

D. Property, Plant and Equipment

(a) Corporate Office

Our executive offices are comprised of approximately540 square feet at 120 Adelaide Street West, Suite 800, Toronto, Ontario, Canada, M4V 3A1 for which the lease cost is CDN$ 2,313.90 per month.

(b)           Special Skill and Knowledge

Alan Friedman, our Executive Vice President – Corporate Development, and Moshe Politi, Chief Geologist of Adira Israel, have significant experience evaluating oil and gas exploration properties.  Our ability to complete exploration and drilling work, as and when required, will be dependent on our ability to contract well-trained, experienced crews to undertake such work.

(c)           Foreign Operations

During the fiscal years ended December 31, 2014, 2013 and 2012, all of our oil and gas exploration activities were in the State of Israel.

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

We do not expect that environmental protection requirements will have a significant financial or operational effect on our capital expenditures, earnings or competitive position.  Environmental requirements have not had a significant effect on such matters in the fiscal year ended 2014 nor are they currently anticipated in the future.

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

See also Item 3D - “Risk Factors”.

ITEM 5                      OPERATING AND FINANCIAL REVIEW AND PROSPECTS

The following is a discussion and analysis of our activities, consolidated results of operations and financial condition as of and for the year ended December 31, 2014  It should be read in conjunction with our audited consolidated financial statements and related notes for the year ended December 31, 2014.  Our financial statements have been prepared in accordance with IFRS as issued by the IASB.

A.           Operating Results

Results of Operations

Consolidated results of operations for the year ended December 31, 2014 compared to the year ended December 31, 2013.

Revenues and Other Income

	Year ended December 31,
	2014	2013

Consulting	$-	$7
Operator fees	-	5
Other Income	-	5
	$-	$17

We did not earn any Revenues or Income in 2014

Consulting fees relate to consulting services in respect of the Offshore Licenses and the Samuel License on a “time and materials” basis. For the year ended December 31, 2013, we earned consulting fees of $7,000 from operations prior to the time that we ceased the drilling program on Gabriella.

Operator fees relate to fees we received as the operator on the Offshore Licenses and the Samuel License, at a fixed rate of the total exploration costs incurred by the respective unincorporated joint ventures. For the year ended December 31, 2013, we earned operator fees of $5,000.

Expenses

Exploration Expenses

For the year ended December 31, 2014, exploration expenses amounted to nil as compared to $677 thousand for year ended December 31, 2013. The decrease in exploration expenses in 2014 reflects our decision to suspend operations on all of our licenses in early 2013.

General and Administrative Expenses

For the year ended December 31, 2014, general and administrative expenses amounted to $602,000 as compared to $2.8 million for year ended December 31, 2013. The decrease in general and administrative expenses in 2014 resulted primarily from the decrease of our exploration activities since the suspension of operations on all of our licenses. We have taken active steps to reduce all general and administrative expenses, including salaries, rent and other office expenses.

Gain on settlement of accounts payable and others payables

For the year ended December 31, 2014 the Adira Israel recorded a gain on settlement of $1.4 million arising from settlement agreements reached with suppliers which were lower than the obligations recorded as of December 31, 2013.

Impairment Charge

For the year ended December 31, 2014, the impairment charge amounted to nil as compared to $5.2 million for the year ended December 31, 2013. During 2014 there was no exploration activity, and therefore no impairment charge.  The impairment in 2013 relates primarily to costs that had been capitalized to exploration and evaluation assets prior to the suspension of operations on the Gabriella License, and which have subsequently been written–off, and our decision to write off expenses on the Yitzhak License due to then low probability of realization of the asset from either the successful development or sale of the Yitzhak License in the near future.

Financing Income/Expense and Loss on Foreign Exchange

For the year ended December 31, 2014, financing income amounted to nil as compared to $3 million for the year ended December 31, 2013, gain on foreign exchange of $37,000 for the year ended December 31, 2014 as compared to $30,000 for the year ended December 31, 2013.

Financing Income results from the warrants issued in the August Offering (as defined below) that are denominated in Canadian dollars, while our functional currency is US dollars; therefore the fair value of the warrants are classified as a financial liability which is adjusted to reflect fair value at the end of each period.  The changes in fair value are included in financing income/expenses. For the year ended December 31, 2014, the amount is income of nil as compared to $3.0 million for the year ended December 31, 2013.

Net Profit

We reported a net profit and comprehensive profit for the year ended December 31, 2014 of $735,000 as compared to a net loss and comprehensive loss of $5.6 million for year ended December 31, 2013. The primary reason for profit is as a result of our ability to significantly reduce general and administration expenses, and to obtain significant discounts from settlement agreements reached with suppliers which were lower than the obligations recorded as of December 31, 2013.

Consolidated results of operations for the year ended December 31, 2013 compared to the year ended December 31, 2012.

Revenues and Other Income

	Year ended December 31,
	2013	2012
	U.S. dollars in thousands

Consulting	$7	$455
Operator fees	5	544
Income from farm-out	-	890
Other Income	5	-
	$17	$1,889

Consulting fees relates to consulting services in respect of the Offshore Licenses and the Samuel License on a “time and materials” basis. For the year ended December 31, 2013, we earned consulting fees of $7,000, as compared to $455,000 for the year ended December 31, 2012.  In early 2013 we ceased the planned drilling operations on the Gabriella License, and there were minimal activities on the Yitzhak License and Samuel License as compared to 2012.

Operator fees relate to fees we received as the operator on the Offshore Licenses and the Samuel License, at a fixed rate of the total exploration costs incurred by the respective unincorporated joint ventures. For the year ended December 31, 2013, we earned operator fees of $5,000, as compared to $554,000 for the year ended December 31, 2012.  The decrease during the period is primarily due to the suspension of operations on the Gabriella License in February 2013, and as explained before, since Adira Israel did not pay the Settlement Costs, Adira Israel relinquished its management fee and operator fee.  There was also a significant decrease in activities on the Yitzhak License and Samuel License as compared to 2012.

Expenses

Exploration Expenses

For the year ended December 31, 2013, exploration expenses amounted to $677,000 as compared to $1.0 million for year ended December 31, 2012. The decrease in exploration expenses in 2013 is due to the reduced operations on the Offshore Licenses and the Samuel License compared to 2012.

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

Financing Income/Expense

For the year ended December 31, 2013, financing income amounted to $3 million as compared to $2.5 million for the year ended December 31, 2012, and financing expenses of $30,000 for the year ended December 31, 2013 as compared to $745,000 for the year ended December 31, 2012.

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

The primary reason for the decrease in financing expenses is the inclusion of offering expenses in the amount of $726,000 in financing expenses in 2012.  This amount represents offering costs incurred in the prospectus financing that closed in August 2012 (the “August Offering”), relating to the portion of the offering that was classified as financial liability.

Net Loss

We reported a net loss and comprehensive loss for the year ended December 31, 2013 of $5.6 million as compared to a net loss and comprehensive loss of $10.6 million for year ended December 31, 2012. The primary reason for decrease in the loss in 2012 is as a result of our decreased operations in 2013.

Inflation

During the years ended December 31, 2014, 2013 and 2012, inflation has not had a material impact on our operations.

Foreign Exchange Risk

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

B.           Liquidity and Capital Resources

Liquidity

Liquidity is a measure of a company’s ability to meet potential cash requirements. We have historically met our capital requirements through the issuance of common shares.

We have an accumulated deficit of $33.9 million as of December 31, 2014, and had negative cash flows from operations of $380,000 for the year ended December 31, 2013 ($2 million for the year ended December 31, 2013). Our ability to continue as a going concern depends upon the discovery of economically recoverable reserves, our ability to obtain financing to complete development, and upon future profitable operations from the properties or proceeds from their disposition. We are an exploration stage company and have not earned any revenues from its oil and gas properties to date.

In 2013, as a result of challenging markets and difficulty in raising funds to drill multi well program, we significantly reduced our activity and returned the Samuel license to the Ministry, ceased operation in Gabriella due lack of funding from the partners of the license, and there was no exploration activity in the Yitzhak License. In 2014 both the Gabriella and Yitzhak licenses expired.

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

Year ended December 31, 2014 compared to year ended December 31, 2013

During the year ended December 31, 2014, our overall position of cash and cash equivalents decreased by $283 thousand. This decrease in cash can be attributed to the following activities:

Our net cash used in operating activities during the year ended December 31, 2014 was $380 thousand as compared to $2.0 million for the year ended December 31, 2013. This decrease is due to the significantly reduced activities during 2014 as compared to 2013.

Cash generated from investing activities during the year ended December 31, 2014 was $37,000 as compared to cash used in investing activities of $234,000 during the year ended December 31, 2013. The generation of cash from investment activities in 2014 relates to the release of restricted deposits and in 2013 to the sale of equipment and other assets.

Cash provided by financing activities for the year ended December 31, 2014 was $60,000 as compared to nil during the year ended December 31, 2013. The cash provided in 2014 is as a result of the completion of a private placement of shares.

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

Cash generated from investing activities during the year ended December 31, 2013 was $234,000 as compared to cash used in investing activities of $12.0 million during the year ended December 31, 2012. The generation of cash from investment activities in 2013 relates primarily from the sales of property and equipment and the decrease in restricted cash, offset to some extent by the capitalization of drilling costs in respect of the Offshore Licences and the Samuel License.

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

Capital Resources

At December 31, 2014, our cash and cash equivalents were $334,000 (December 31, 2013 - $617,000). The majority of this balance is being held in US Dollars. Our working capital at December 31, 2014 was negative $184,000 as compared to negative working capital of $638,000 at December 31, 2013. We increased our working capital by negotiating discounts on amounts owed to suppliers at December 31, 2013.

Commitments

We have no commitments to the Ministry of Energy and Water Resources of the State of Israel or any other government authority, and no outstanding contractual commitments, in respect of our oil and gas options described in this annual report.

Critical Accounting Policies and Estimates

Our results of operation and financial condition are based on our consolidated financial statements, which are presented in accordance with IFRS. Certain accounting principles require us to make certain estimates, judgments and assumptions. We believe that the estimates, judgments and assumptions upon which we rely are reasonable based upon information available to us at that time. These estimates, judgments and assumptions can affect the reported amounts of assets and liabilities and the disclosure of contingent assets and liabilities as of the date of the financial statements, as well as the reported amounts of revenues and expenses during the periods presented. To the extent there are material differences between these estimates, judgments or assumptions and actual results, our financial statements will be affected. The significant accounting policies and estimates that we believe are the most critical to aid in fully understanding and evaluating our reported financial results include the following:

•	Exploration and evaluation assets;

•	Share-based payment transactions;

•	Joint oil and gas ventures;

•	Farm out arrangements in the exploration and evaluation phase;

•	Impairment of financial assets; and

•	Revenue recognition.

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

Unincorporated joint oil and gas ventures

The Company conducts petroleum and natural gas exploration activities jointly with other partners who each have direct ownership in the assets and each are directly obligated for the liabilities of the ventures. Consequently, these consolidated financial statements reflect only the Company's proportionate interest in such activities.

The Company accounts for its share of the joint venture’s assets, liabilities it has incurred, income from the sale or use of its share of the joint venture’s operations output, together with its share of the expenses incurred by the joint venture and any expenses it incurs in relation to its interest in the joint venture. As of December 31, 2014, all the joint ventures have ceased.

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

The Company (farmor) accounts for the farm-out arrangement as follows:

•	The farmor does not record any expenditure made by the farmee on its behalf;

•
The farmor does not recognize a gain or loss on the farm-out arrangement, but rather redesignates any costs previously capitalized in relation to the whole interest as relating to the partial interest retained; and

•
Any cash consideration received is credited against costs previously capitalized in relation to the whole interest with any excess accounted for by the farmor as a gain on disposal. As of December 31, 2014, the Company had no outstanding farm-out arrangements.

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

The Company's revenues are derived from:

Operator fees - the Company acted as the operator on the Offshore Licenses and was entitled to operator fees at a fixed rate of 7.5% of the total exploration costs incurred by the respective unincorporated joint venture’s (“UJV's”) or at a rate ranging from 1.2%-4.8% of the total exploration costs incurred by the respective UJV's depending on the annual expenditures in the UJV. Revenues from operator fees were recognized in accordance with the terms of the Joint Operating Agreements, as exploration costs are incurred in the UJV's.

Consulting fees - The Company provided consulting services in respect of the Offshore Licenses on a "time and materials" basis. Consulting fees were recognized as revenues as the services were rendered to the respective UJV's.

The Gabreilla License expired on September 1, 2014, and the Yitzhak License expired on October 14, 2014.

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

E.           Off-Balance Sheet Arrangements

Except for the Yam Hadera Option and the Myra and Sara Option, we do not have any off-balance sheet arrangements that have or are reasonably likely to have a current or future effect on our financial condition, changes in financial condition, revenues or expenses, results of operations, liquidity, capital expenditures or capital resources that is material to investors.

F.           Tabular Disclosure of Contractual Obligations

The following sets forth our contractual obligations as of December 31, 2014:

	Payments due by period (U.S. dollars in thousands)
Contractual Obligations	Total	Less than 1 year	1-3 years	3-5 years	More than 5 years
Operating Lease Obligations	26	26	0	0	0
Total	26	26	0	0	0

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
(2) Member of Audit Committee.
(3) “Independent” for purposes of National Instrument 52-110– Audit Committees (“NI 52-110”).

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

Mr. Alan Friedman. Mr. Friedman became Executive Vice-President and a director of Adira on August 31, 2009. Prior to joining Adira, Mr. Friedman was a founding member of Adira Holding Co. and had been its President since its inception in April 2009. Mr. Friedman is a South African qualified attorney and has played an integral role in the acquisition of various mining and oil and gas assets, financings and go-public transactions for many resource companies over the past 13 years. Mr. Friedman is also the co-founder and Director of Eco (Atlantic) Oil & Gas Ltd., a TSXV listed oil and gas exploration company, developing various oil assets offshore and onshore Namibia. He was also a director and co‐founder of Auryx Gold Corp., a TSX listed Namibian gold exploration company having been sold to B2 Gold for more than $150 million. Mr. Friedman is the President and Chief Executive Officer of Rivonia Capital Inc. and a director of the Canada-South Africa Chamber of Business.

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

Mr. Gadi Levin. Mr. Levin became Chief Financial Officer of Adira’s subsidiaries in July 2010, Secretary of Adira in August 2010, and was appointed as Adira’s Chief Financial Officer in January 2011. He served as the Acting Principal Executive Officer of Adira during the interim period from the effective date of the termination of February 24, 2012, to February 27, 2012. Mr. Levin previously served as the Vice President of Finance and Chief Financial Officer for two Israeli investment houses in the fields of private equity, hedge funds and real estate (July 2008 to December 2009 and January 2010 to June 2010, respectively). For the five years prior to that he worked as a financial consultant. Mr. Levin began his career at the accounting firm, Arthur Andersen, where he worked in the Cape Town, London and Tel Aviv offices for nine years. He has a Bachelor of Commerce degree in Accounting and Information Systems from the University of the Cape Town, South Africa, and a post graduate diploma in Accounting from the University of South Africa. He received his Chartered Accountant designation in South Africa and has an MBA from Bar Ilan University in Israel.

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

B.           Compensation

During the year ended December 31, 2014, we paid aggregate remuneration to our directors and officers as a group who served in the capacity of director or executive officer during such year of approximately $272,000 of which $212,000 relates to salaries to executive officers and $60,000 relates to share based compensation to executive officer and directors.

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

Summary Compensation Table

The following table provides a summary of compensation that we paid to our senior management during the fiscal year then ended December 31, 2014 (in thousands of US Dollars):

Names and Principal Position	Salary ($)	Share-Based Awards ($)	Option-Based Awards ($)	Non-Equity Incentive Plan Compensation ($)		Pension Value ($)	All Other Compensation ($)	Total Compensation ($)
				Annual incentive plans	Long-term incentive plans
Gadi Levin, Chief Financial Officer	109	13	-	-	-	-	-	122
Alan Friedman, Executive Vice President, Corporate Development	103	9	-	-	-	-	-	112

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

Long-Term Incentive Plan Awards

We did not make any long-term incentive plan awards during the years ended December 31, 2014 and 2013.

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

Effective August 2014, Mr. Friedman’s salary was reduced to CDN$5,500, of which CDN$3,000 is paid monthly, and CDN$2,500 shall accrue and become payable on the happening of certain prescribed events, including but not limited to a change of control transaction or a substantial financing.

Mr. Gadi Levin – Chief Financial Officer

Effective July 21, 2010, Adira Israel entered into an employment agreement with Mr. Levin, as amended on September 13, 2012, and March 13, 2013,  pursuant to which Mr. Levin agreed to provide his services to us in the capacity of Chief Financial Officer for a term to continue until terminated (the “ Levin Agreement”). Mr. Levin reports to the Adira’s CEO. Under the Levin Agreement, Mr. Levin is paid a monthly salary of NIS 51,000 ($13,123, based on an exchange rate of one U.S. dollar into New Israeli Shekel of $1.00 per NIS 3.88, on April 29, 2015, as published by International Monetary Fund) and is entitled to, among other things, a vehicle allowance (through to September 2014)

The Levin Employment Agreement contains certain representations, warranties and covenants, including, among other things, standard confidentiality, non-competition and non-solicitation covenants. Pursuant to the Levin Agreement, each party thereto is entitled to terminate the Levin Agreement at any time by providing two months’ written notice. In addition, Adira is entitled to terminate the Levin Agreement immediately without notice and/or payment in lieu thereof for cause (as defined in the Levin Agreement).

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

Effective, November 1, 2013, the scope of Mr. Levin’s employment became part-time and his salary was reduced to  NIS 17,000 ($4,375, based on an exchange rate of one U.S. dollar into New Israeli Shekel of $1.00 per NIS 3.88, on April 29, 2014, as published by International Monetary Fund).

Effective August 2014, Mr. Levin’s salary was reduced to $5,500, of which $3,000 is paid monthly, and $2,500 shall accrue and become payable on the happening of certain prescribed events, including but not limited to a change of control transaction or a substantial financing.

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

D.           Employees

As of December 31, 2014, we employed a total of 5 employees, out of which 2 are employed in Israel and 4 in North America. 2 employees perform management and professional functions and 3 employees provide administrative services.

None of our employees are part of a collective bargaining unit. Management believes that its relations with its employees are good.

E.           Share Ownership

Shares

The shareholdings of our officers and directors are set forth below as of the date hereof.

Holder name	No. of Shares held	Percentage of holding		Percentage of holding on a fully diluted basis(1)
		% in capital	% in voting	% in capital	% in voting
Dennis Bennie(2)	886,929	7.22%	7.22%	8.21%	8.21%
Alan Friedman(3)	330,273	2.69%	2.69%	2.67%	2.67%
Colin Kinley(4)	3,333	0.03%	0.03%	0.41%	0.41%
Gadi Levin(5)	-		0.00%	0.52%	0.52%
Alan Rootenberg(6)	3,333	0.03%	0.03%	0.03%	0.03%
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

(5) Mr. Levin is an interested party in Adira by virtue of him serving as an officer in Adira.

(6) Mr. Rootenberg is an interested party in Adira by virtue of his share holdings and by virtue of him serving as a director in Adira.

Options

The stock options, exercisable into common shares of Adira, held by our officers and directors are set forth below as of the date hereof.

Name	Position	Allotment Date	Expiration Date	Exercise Price (US Dollar)(1)	Vesting Details	Total(2)
Dennis Bennie	Chairman	Jan. 11, 2011	Jan. 10, 2016	$3.46	I(4)	6,667
		Aug. 22, 2012	Aug. 21, 2017	$0.86	R(6)	101,333
Alan Friedman	Executive Vice President, Corporate Development and Director	Jan. 11, 2011	Jan. 10, 2017	$3.46	I(4)	10,000
		Aug. 22, 2012	Aug. 21, 2017	$0.86	R(6)	70,667
Colin Kinley	Director	Jan. 18, 2011	Jan. 17, 2017	$3.46	I(4)	53,333
		Mar. 18, 2011	Mar. 17, 2017	$3.10	J(5)	6,667
		Aug. 22, 2012	Aug. 21, 2017	$1.26	R(6)	10,000
Gadi Levin	Chief Financial Officer	Jul. 22, 2010	Jul. 21, 2015	$1.70	H(3)	16,667
		May. 3, 2011	May. 2, 2016	$2.58	L(7)	16,667
		Aug. 22, 2012	Aug. 21, 2017	$0.86	R(6)	60,667
Notes

(1) The exercise prices of employee stock options in 2010 were set in US Dollars and as of 2011, in Canadian Dollars.  The tables show all amounts in US Dollars.

(2) Each stock option may be exercised to purchase one of our common shares at the exercise price.

(3) Type H stock options vest 12.5% each quarter over two years with the initial amount vesting on the grant date.

(4) Type I stock options vest 12.5% every six months over four years with the initial amount vesting on the date three months after the grant date;

(5) Type J stock options vest 12.5% every six months over four years with the initial amount vested on September 18, 2011;

(6) Type L stock options vest 12.5% every six months over four years with the initial amount vested on September 3, 2011;

(7) Type R stock options vest 33.33% every twelve months over two years with the initial vesting on August 22, 2012.

Warrants

Warrants, exercisable into common shares of Adira, held by our officers and directors are set forth below as of the date hereof.

Name	Position	Allotment date	Expiration date	Exercise price	Total(1)
Dennis Bennie	Co-Chairman of the Board	August 9, 2012	August 9, 2015	0.20	7,142,860
Alan Friedman	Executive Vice President, Corporate Development and Director	August 9, 2012	August 9, 2015	0.20	1,000,000
Notes: (1) As a result of the Consolidation and the Second Consolidation, each warrant will evidence the right of the holder thereof to acquire 1/15 of a common share at the exercise price.

Equity Compensation Plans

The following table summarizes our compensation plans under which equity securities are authorized for issuance as at December 31, 2014.

Plan Category	Number of securities to be issued upon exercise of outstanding options, warrants and rights	Weighted-average exercise price of outstanding options, warrants and rights	Number of securities remaining available for future issuance under equity compensation plans(1) (excluding securities reflected in the second column)
Equity compensation plans approved by securityholders	5,683,509	0.60	813,202
Equity compensation plans not approved by securityholders	N/A	N/A	N/A
Total:	5,683,509	0.60	813,202
Notes:

(1) The number of securities remaining available for future issuance under our 10% rolling stock option plan as at the end of our most recently completed financial year is calculated on the basis of 10% of our issued and outstanding common shares as at such date (being 10% of 12,292, 022 - 416,000 = 813,202).

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

ITEM 7       MAJOR SHAREHOLDER AND RELATED PARTY TRANSACTIONS

A.           Major Shareholders

Major Shareholders

We are a publicly-held corporation, with our shares held by residents of the United States, Canada and other countries.  To the best of our knowledge, as at December 31, 2014, no person, corporation or other entity beneficially owns, directly or indirectly, or controls more than 5% of our common shares, except as follows:

Name	Number of Common Shares Owned(1)(2)	Percentage(3)
Dennis Bennie	886,929(4)	7.22%
Goodman Investment Counsel Inc.	1,055,180(5)	8.6%
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

(3) Based on 12,292,022 common shares of Adira issued and outstanding as of the date of this filing.

(4) Includes shares held by spouse.

(5) Includes shares held by Goodman Investment Counsel Inc. and associated companies that are controlled by Mr. Nathan Goodman.

Geographic Breakdown of Shareholders

As of December 31, 2014, our shareholder register indicates that our common shares are held as follows:

Location	Number of Shares	Percentage of Total Shares	Number of Registered Shareholders of Record
United States	108,095	0.88	58
Canada	11,690,811	95.11	38
Other	1,874,929	4.01	19
Total	12,292,022	100	115

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

Insider Reports under the British Columbia Securities Act

Since the Company is a reporting issuer under the Securities Acts of British Columbia, Alberta and Ontario, certain "insiders" of the Company (including its directors, certain executive officers, and persons who directly or indirectly beneficially own, control or direct more than 10% of its common shares) are generally required to file insider reports of changes in their ownership of Adira’s common shares five days following the trade under National Instrument 55-104 – Insider Reporting Requirements and Exemptions, as adopted by the Canadian Securities Administrators.  All insider reports must be filed electronically five days following the date of the trade at www.sedi.ca. The public is able to access these reports at www.sedi.ca.

B.           Related Party Transactions

None of our directors or senior officers, no associate or affiliate of the foregoing persons, and no insider has or had any material interest, direct or indirect, in any transactions, or in any proposed transaction, which in either such case has materially affected or will materially affect us or our predecessors during the year ended December 31, 2014 except as follows:

(a)     During the year ended December 31, 2014, we incurred $233,000 in consulting fees and operating expenses to private companies which are controlled by some of our directors or officers (year ended December 31, 2013 - $386,000).

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

	Year ended December 31,
	2014	2013	2012
	U.S. dollars in thousands

Short-term employee benefits	$212	$1,133	$1,071
Share based compensation	22	16	613

	$234	$1,149	$1,684

Benefits in respect of key management persons (including directors) who are not employed by us:

	Year ended December 31,
	2014	2013	2012
	U.S. dollars in thousands

Share based compensation	$38	$32	$298

C.           Interests of Experts and Counsel

Not applicable.

ITEM 8                      FINANCIAL INFORMATION

A.           Consolidated Statements and Other Financial Information

Financial Statements

The financial statements required as part of this Annual Report on Form 20-F are filed under Item 18 of this Annual Report.

Legal Proceedings

Adira is not involved in any legal, arbitration or governmental proceedings and, to Adira's knowledge, no material legal, arbitration or governmental proceedings involving Adira are pending or contemplated against Adira.

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

ITEM 9                      THE OFFER AND LISTING

Common Shares

Our authorized capital consists of an unlimited number of common shares without par value, of which 12,292,022 common shares were issued and outstanding as of December 31, 2013, 12,052,022. All shares are initially issued in registered form.  There are no restrictions on the transferability of our common shares imposed by our constituting documents.

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

	High ($)	Low ($)
Annual (fiscal year)
2014	0.20	0.01
2013	1.78	0.06
2012	5.10	1.37
2011	13.47	3.32
2010	13.04	3.83

Quarterly
Fiscal 2014
Fourth Quarter	0.10	0.03
Third Quarter	0.19	0.02
Second Quarter	0.20	0.04
First Quarter	0.10	0.01
Fiscal 2013
Fourth Quarter	0.25	0.06
Third Quarter	0.74	0.10
Second Quarter	0.45	0.08
First Quarter	1.78	0.07

Monthly
April 1, 2015 to April 29, 2015	0.07	0.05
March 2015	0.05	0.03
February 2015	0.05	0.04
January 2015	0.05	0.04
December 2014	0.05	0.03
November 2014	0.07	0.05

The following table shows the progression in the high and low closing trading prices of our common shares on the TSXV, on post-Consolidation bases, for the periods listed.

	High ($)	Low ($)
Annual (fiscal year)
2014	0.20	0.03
2013	1.73	0.05
2012	5.10	1.35
2011	13.50	3.00

Quarterly
Fiscal 2014
Fourth Quarter	0.11	0.05
Third Quarter	0.05	0.05
Second Quarter	0.20	0.05
First Quarter	0.10	0.03
Fiscal 2013
Fourth Quarter	0.20	0.05
Third Quarter	0.45	0.10
Second Quarter	0.45	0.08
First Quarter	1.73	0.15

Monthly
April 1, 2015 to April 29, 2015	0.07	0.05
March 2015	0.08	0.04
February 2015	0.06	0.05
January 2015	0.09	0.05
December 2014	0.06	0.05
November 2014	0.09	0.06

Escrowed Securities

As at December 31, 2014, none of our securities were subject to escrow.

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

C.           Material Contracts

We were party to certain joint operating agreements and farmout agreements with respect to the Offshore Licenses. We are of the view that the Offshore Licenses, joint operating agreements and farmout agreements were  obtained or entered into in the ordinary course of our business.  The Gabreilla License expired on September 1, 2014, and the Yitzhak License expired on October 14, 2014.

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

Except as provided in the Investment Canada Act (Canada), which has rules regarding certain acquisitions of shares by non-residents, there is no limitation imposed by Canadian law or by our charter or other constituent documents on the right of a non-resident to hold or vote our common shares.  The Investment Canada Act is a Canadian federal statute of broad application regulating the establishment and acquisition of Canadian businesses by non-Canadians, including individuals, governments or agencies thereof, corporations, partnerships, trusts or joint ventures, Investments by non-Canadians to acquire control over existing Canadian businesses or to establish new ones are either reviewable or notifiable under the Investment Canada Act. If an investment by a non-Canadian to acquire control over an existing Canadian business is reviewable under the Investment Canada Act, the Investment Canada Act generally prohibits implementation of the investment unless, after review, the Minister of Industry (or the Minister of Canadian Heritage and Official Languages for investments in a Canadian business engaged in any of the activities of a “cultural business”), is satisfied that the investment is likely to be of net benefit to Canada.

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

U.S. Holders

For purposes of this summary, the term "U.S. Holder" means a beneficial owner of our common shares that is for U.S. federal income tax purposes:

•	an individual who is a citizen or resident of the U.S.;

•	a corporation (or other entity taxable as a corporation for U.S. federal income tax purposes) organized under the laws of the U.S., any state thereof or the District of Columbia;

•	an estate whose income is subject to U.S. federal income taxation regardless of its source; or

•
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

U.S. Holders Subject to Special U.S. Federal Income Tax Rules Not Addressed

This summary does not address the U.S. federal income tax considerations applicable to U.S. Holders that are subject to special provisions under the Code, including, but not limited to, the following:  (a) U.S. Holders that are tax-exempt organizations, qualified retirement plans, individual retirement accounts, or other tax-deferred accounts; (b) U.S. Holders that are financial institutions, underwriters, insurance companies, real estate investment trusts, or regulated investment companies; (c) U.S. Holders that are broker-dealers, dealers, or traders in securities or currencies that elect to apply a mark-to-market accounting method; (d) U.S. Holders that have a “functional currency” other than the U.S. dollar; (e) U.S. Holders that own our common shares as part of a straddle, hedging transaction, conversion transaction, constructive sale, or other arrangement involving more than one position; (f) U.S. Holders that acquired our common shares in connection with the exercise of employee stock options or otherwise as compensation for services; (g) U.S. Holders that hold our common shares other than as a capital asset within the meaning of Section 1221 of the Code (generally, property held for investment purposes); or (h) U.S. Holders that own or have owned  (directly, indirectly, or by attribution) 10% or more of the total combined voting power of the outstanding shares of the Company.  This summary also does not address the U.S. federal income tax considerations applicable to U.S. Holders who are:  (a) U.S. expatriates or former long-term residents of the U.S.; (b) persons that have been, are, or will be a resident or deemed to be a resident in Canada for purposes of the Tax Act; (c) persons that use or hold, will use or hold, or that are or will be deemed to use or hold our common shares in connection with carrying on a business in Canada; (d) persons whose our common shares constitute “taxable Canadian property” under the Tax Act; or (e) persons that have a permanent establishment in Canada for the purposes of the Canada-U.S. Tax Convention.  U.S. Holders that are subject to special provisions under the Code, including, but not limited to, U.S. Holders described immediately above, should consult their own tax advisor regarding the U.S. federal, U.S. federal alternative minimum, U.S. federal estate and gift, U.S. state and local, and foreign tax consequences relating to the acquisition, ownership and disposition of our common shares.

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

Passive Foreign Investment Company Rules

If we were to constitute a PFIC for any year during a U.S. Holder’s holding period, then certain potentially adverse rules would affect the U.S. federal income tax consequences to a U.S. Holder resulting from the acquisition, ownership and disposition of our common shares.  We do not believe that we were a PFIC during our tax years ended September 30, 2010 and December 31, 2010, 2011, 2012, and 2013; we have made no determination as to whether we were a PFIC during our tax year ended December 31, 2014.  However, we believe we were a PFIC in prior tax years.  PFIC classification is fundamentally factual in nature, generally cannot be determined until the close of the tax year in question, and is determined annually.  Additionally, the analysis depends, in part, on the application of complex U.S. federal income tax rules, which are subject to differing interpretations.  Consequently, there can be no assurances regarding our PFIC status for any tax year during which U.S. Holders hold our common shares.

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

As required under the Exchange Act, we have carried out an evaluation of the effectiveness of the design and operation of our company’s disclosure controls and procedures as of the end of the period covered by this annual report on Form 20-F, being December 31, 2014. This evaluation was carried out by our Chief Financial Officer (being our principal financial officer). Based upon that evaluation, our executives concluded that our disclosure controls and procedures were effective as at December 31, 2014.

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

Under the supervision and with the participation of our Chief Financial Officer, our management assessed the effectiveness of our internal control over financial reporting as at December 31, 2014. In making this assessment, our management used the criteria, established in Internal Control-Integrated Framework issued by the Committee of Sponsoring Organizations of the Treadway Commission (COSO). Based upon this assessment, our management concluded that our internal control over financial reporting was effective as at December 31, 2014.

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

This Annual Report does not include an attestation report of the Company's registered public accounting firm regarding internal control over financial reporting.  Management's report is not subject to attestation by the Company's registered public accounting firm pursuant to rules of the Securities and Exchange Commission that permit the Company to provide only management's report in this Annual Report.

Changes in Internal Control over Financial Reporting

During the period ended December 31, 2014, there were no changes in our internal control over financial reporting (as defined in Rules 13a-15(f) and 15d-15(f) of the Exchange Act) that have materially affected, or are reasonably likely to materially affect, our internal control over financial reporting.

ITEM 16A                      AUDIT COMMITTEE FINANCIAL EXPERTS

As disclosed above, as of the date hereof, our Audit Committee is comprised of Dennis Bennie, Alan Rootenberg and Alan Friedman.

The Board has determined that each of Messrs. Bennie and Rootenberg (i) qualifies as an audit committee financial expert pursuant to Items 16A(b) and (c) of Form 20-F and (ii) is independent as defined in section 803 of the NYSE MKT Company Guide and Rule 10A-3 of the Exchange Act.  In addition, all members of the audit committee are considered financially literate under applicable Canadian laws.

ITEM 16B                      CODE OF ETHICS

We have adopted a Code of Business Conduct that applies to all of our employees and officers, including our principal executive officer, principal financial officer, principal accounting officer or controller, or persons performing similar functions. The Code of Business Conduct meets the requirements for a “code of ethics” within the meaning of that term in Item 16B of Form 20-F. The text of our Code of Business Conduct is also posted on our website at www.adiraenergy.com, under the “Company” tab. In addition, a copy of our Code of Business Conduct will be provided to any person without charge, upon request.  All requests for a copy of our code of ethics should be directed in writing to the attention of Gadi Levin, c/o Adira Energy Ltd., 120 Adelaide Street West, Suite 800, Toronto, Ontario, Canada M5H 1T1, or by email at: glevin@adiraenergy.com.

During the most recently completed fiscal year, the Company has neither: (a) amended its Code of Ethics; nor (b) granted any waiver (including any implicit waiver) form any provision of its Code of Ethics.

ITEM 16C                      PRINCIPAL ACCOUNTANT FEES AND SERVICES

The following table sets forth information regarding the amount billed to us by our principal independent auditors, MNP LLP for the fiscal year ended December 31, 2014 and Kost Forer Gabbay & Kasierer, a member of Ernst & Young Global, for the fiscal year ended December 31, 2013:

	Period Ended December 31
	2014	2013
Audit Fees:	$25,000(1)	$90,000
Audit Related Fees:	-	-
Tax Fees:	$23,000(2)	$80,000
Total:	$48,000	$170,000

(1)	of which $3,300 relates to Kost Forer Gabbay & Kasierer

(2)	of which $11,500 relates to Kost Forer Gabbay & Kasierer

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

In the year ended December 31, 2014, the Company did not purchase any of its issued and outstanding common shares pursuant to any repurchase program or otherwise.

ITEM 16F             CHANGES TO REGISTRANT’S CERTIFYING ACCOUNTANT

From March 17, 2011 until April 13, 2015, Kost Forer Gabbay and Kasierer, a member firm of Ernst & Young Global acted as our independent auditors. On January 29, 2015, we appointed MNP LLP, as our new auditors.  Such change of auditors was approved by our Board of Directors on the recommendation of the Audit Committee.

Kost Forer Gabbay and Kasierer’s reports on our financial statements for our past two fiscal years did not contain an adverse opinion or disclaimer of opinion and were not qualified or modified as to uncertainty, audit scope or accounting principles, except to indicate doubt as to our ability to continue as a going concern.

During our past two fiscal years there were no disagreements between us and our independent auditors on any matter of accounting principles or practices, financial statement disclosure or auditing scope or procedure.

ITEM 16G                      CORPORATE GOVERNANCE

Not applicable.

ITEM 16H                      MINE SAFETY DISCLOSURE

Not applicable.

PART III

ITEM 17                      FINANCIAL STATEMENTS

Not applicable.

ITEM 18                      FINANCIAL STATEMENTS

Financial Statements Filed as Part of this Annual Report:

•	Report of Independent Registered Public Accounting Firm dated April 29, 2015;

•	Consolidated statement of financial position for the fiscal years ended December 31, 2014 and 2013;

•	Consolidated statements of comprehensive income for the fiscal years ended December 31, 2014 and 2013;

•	Consolidated statements of changes in shareholder’s equity for the fiscal years ended December 31, 2014 and 2013;

•	Consolidated statements of cash flows for the fiscal years ended December 31, 2014 and 2013; and

•	Notes to consolidated financial statements

ITEM 19                      EXHIBITS

The following exhibits are included in this Form 20-F:

Exhibit Number	Description
1.1	Articles of Conversion (1)
1.2	Articles of Continuance (1)
1.3	By-Laws (1)
1.4	Certificate and Articles of Amendment (3)
1.5	Certificate and Articles of Amendment (5)
4.1	2009 Stock Option Plan (2)
4.2	Nominee Agreement with BRM Group Ltd (4)
8.1	List of Subsidiaries (5)
12.1	Certificate of Principal Executive Officer pursuant to Section 302 of the Sarbanes-Oxley Act of 2002 (5)
12.2	Certificate of Chief Financial Officer pursuant to Section 302 of the Sarbanes-Oxley Act of 2002 (5)
13.1	Certificate of Principal Executive Officer pursuant to Section 906 of the Sarbanes-Oxley Act of 2002 (5)
13.2	Certificate of Chief Financial Officer pursuant to Section 906 of the Sarbanes-Oxley Act of 2002 (5)

(1)	Incorporated by reference from our current report on Form 8-K filed with the SEC on December 2, 2008.
(2)	Incorporated by reference from our Form 20-F shell company report filed with the SEC on September 4, 2009.
(3)	Incorporated by reference from our Form 20-F report filed with the SEC on January 22, 2010.
(4)	Incorporated by reference from our Form 20-F report filed with the SEC on February 3, 2011.
(5)	Filed as an exhibit hereto.

SIGNATURES

The Registrant hereby certifies that it meets all of the requirements for filing on Form 20-F and that it has duly caused and authorized the undersigned to sign this Form 20-F on its behalf.

ADIRA ENERGY LTD.

Per:	/s/ Gadi Levin
Name:	Gadi Levin
Title:	Chief Financial Officer

Date: April 29, 2015