Form 20-F/A
period 2014-12-31
Adira Energy Ltd.
filed 2015-10-09
CIK 1109504

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

The number of outstanding shares of the Company’s only class of capital or common stock as at December 31, 2014 was 12,292,022 common shares.

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

Yes  ☐                       No   ☐

Indicate by check mark whether the Registrant is a large accelerated filer, an accelerated filer, or a non-accelerated filer.  See definition of “accelerated filer and large accelerated filer” in Rule 12b-2 of the Exchange Act.  (check one):

Large accelerated filer   ☐                                                      Accelerated filer     ☐                              Non-accelerated filer   x
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

Item 17   ☐                                     Item 18  ☒

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

YES       ☐                                      NO   ☐

TABLE OF CONTENTS

EXPLANATORY NOTE

This Annual Report on Form 20-F/A (“Amended Form 20-F”) is being filed as Amendment No. 1 to our Annual Report on Form 20-F for the year ended December 14, 2014, which was filed with the Securities and Exchange Commission on April 30, 2015 (the “Original Filing”).  This Amended Form 20-F is being filed to add under Item 18, in Part III, the following:

(A)	Report of Our Independent Registered Public Accounting Firm dated April 29, 2015;
(B)	Report of Independent Registered Public Accounting Firm dated April 30, 2014;
(C)	Consolidated statement of financial position for the fiscal years ended December 31, 2014 and 2013;
(D)	Consolidated statements of comprehensive profit and loss for the fiscal years ended December 31, 2014, 2013 and 2012;
(E)	Consolidated statements of changes in equity (deficit) for the fiscal years ended December 31, 2014, 2013 and 2012;
(F)	Consolidated statements of cash flows for the fiscal years ended December 31, 2014, 2013 and 2012; and
(G)	Notes to consolidated financial statements .

The referenced financial statements and the report of our certifying accountant thereon were inadvertently omitted from the Original Filing.

This Amended Form 20-F also amends the disclosure in Item 16F of the Original Filing to clarify that our Company’s former independent auditor was dismissed, rather than having resigned or declined to stand for re-election.  In addition, as required by Item 16F(a)(3) of Form 20-F, we are including as Exhibit 15.1 a letter from our former independent auditor addressed to the Commission stating whether it agrees with the statements made by our Company in Item 16F (in response to Item 16F(a) of Form 20-F) and, if not, stating the respects in which it does not agree.  Such letter was inadvertently omitted as an exhibit to the Original Filing.

We have not modified or updated other disclosures presented in our Original Filing.  Accordingly, this Amended Form 20-F does not reflect events occurring after the filing of our Original Filing and does not modify or update those disclosures affected by subsequent events.  Information not affected by this amendment is unchanged and reflects the disclosures made at the time of the Original Filing.  Pursuant to Rule 12b-15 under the Securities Exchange Act of 1934, as amended, the complete texts of Items 16F and 18, as amended, are repeated in this Amended Form 20-F.  In addition, for convenience of reference, the following disclosure from the Original Filing, under the heading “General,” is included in this Amended Form 20-F.

This Amended 20-F consists solely of the preceding cover page, this explanatory note, the following disclosure under the heading “General,” amended Items 16F and 18, the signature page, restated exhibits 12.1, 12.3, 13.1 and 13.2, and exhibit 15.1 referred to above.

GENERAL

This Amended Form 20-F is being filed as an amendment to our annual report under the Exchange Act for the year ended December 31, 2014.

In this Amended Form 20-F, references to:

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

Except as noted, the information set forth in this Amended Form 20-F is as of December 31, 2014 and all information included in this document should only be considered correct as of such date.

PART II

ITEM 16F                      CHANGES TO REGISTRANT’S CERTIFYING ACCOUNTANT

On April 13, 2015, MNP LLP was engaged as our Company’s independent auditor, and Kost Forer Gabbay and Kasierer, a member firm of Ernst & Young Global, was dismissed as our Company’s independent auditor.  Such change of our Company’s independent auditor was approved by our Board of Directors on the recommendation of the Audit Committee.

Kost Forer Gabbay and Kasierer’s reports on our financial statements for our past two fiscal years did not contain an adverse opinion or disclaimer of opinion and were not qualified or modified as to uncertainty, audit scope or accounting principles, except to indicate doubt as to our ability to continue as a going concern.

During our past two fiscal years there were no disagreements between us and our independent auditor on any matter of accounting principles or practices, financial statement disclosure or auditing scope or procedure.

PART III

ITEM 18                      FINANCIAL STATEMENTS

Financial Statements Filed as Part of this Annual Report:

•	Report of Independent Registered Public Accounting Firm dated April 29, 2015;

•	Report of Independent Registered Public Accounting Firm dated April 30, 2014;

•	Consolidated statement of financial position for the fiscal years ended December 31, 2014, 2013 and 2012;

•	Consolidated statements of comprehensive profit and loss for the fiscal years ended December 31, 2014, 2013 and 2012;

•	Consolidated statements of changes in equity (deficit) for the fiscal years ended December 31, 2014, 2013 and 2012;

•	Consolidated statements of cash flows for the fiscal years ended December 31, 2014, 2013 and 2012; and

•	Notes to consolidated financial statements

ADIRA ENERGY LTD.

CONSOLIDATED FINANCIAL STATEMENTS

AS OF DECEMBER 31, 2014, 2013 and 2012

U.S. DOLLARS IN THOUSANDS

INDEX

Page

Report of Independent Registered Public Accounting Firm	1 - 2

Consolidated Statements of Financial Position	3

Consolidated Statements of Comprehensive Profit and Loss	4

Consolidated Statements of Changes in Equity (Deficit)	5

Consolidated Statements of Cash Flows	6

Notes to Consolidated Financial Statements	7 - 26

- - - - - - - - - - - - - - - - - -

Report of Independent Registered Public Accounting Firm

To the Board of Directors and Shareholders of Adira Energy Ltd.

We have audited the accompanying consolidated statement of financial position of Adira Energy Ltd ( the “Company”) as of December 31, 2014, and the related consolidated statements of comprehensive profit and loss, changes in equity (deficit) and cash flows for the year ended December 31, 2014. The Company’s management is responsible for these consolidated financial statements. Our responsibility is to express an opinion on these consolidated financial statements based on our audits.

We conducted our audits in accordance with the standards of the Public Company Accounting Oversight Board (United States). Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement. The Company is not required to have, nor were we engaged to perform, an audit of its internal control over financial reporting. Our audit included consideration of internal control over financial reporting as a basis for designing audit procedures that are appropriate in the circumstances, but not for the purpose of expressing an opinion on the effectiveness of the Company’s internal control over financial reporting. Accordingly, we express no such opinion. An audit also includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements, assessing the accounting principles used and significant estimates made by management, as well as evaluating the overall financial statement presentation. We believe that our audit provides a reasonable basis for our opinion.

In our opinion, the consolidated financial statements referred to above present fairly, in all material respects, the financial position of the Company as of December 31, 2014 and the results of its operations and its cash flows for the year then ended in conformity with International Financial Reporting Standards as issued by the International Accounting Standards Board.

The accompanying consolidated financial statements have been prepared assuming the Company will continue as a going concern. As discussed in Note 1(b), the Company has experienced negative cash flows from operations since inception and has accumulated a significant deficit which raises substantial doubt about its ability to continue as a going concern. Management’s plans regarding these matters are also described in Note 1. The consolidated financial statements do not include any adjustments that might result from the outcome of this uncertainty.

The consolidated financial statements as at December 31, 2013 and 2012 and for the years then ended were audited by other auditors who expressed an opinion without reservation on those statements in their audit reports dated April 30, 2014 and April 30, 2013 respectively.

Chartered Professional Accountants
Licensed Public Accountants
Mississauga, Ontario
April 29, 2015

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

Kost Forer Gabbay & Kasierer
3 Aminadav St.
Tel-Aviv 6706703, Israel
Tel: +972-3-6232525
Fax: +972-3-5622555
ey.com

CONSOLIDATED STATEMENTS OF FINANCIAL POSITION
U.S. dollars in thousands

	Note	December 31, 2014	December 31, 2013
ASSETS

CURRENT ASSETS:
Cash and cash equivalents	4	$334	$617
Restricted deposits	5	9	35
Other receivables and prepaid expenses	6	64	2,513

Total current assets		407	3,165

NON-CURRENT ASSETS:
Property and equipment, net	7	2	61

Total assets		$409	$3,226

LIABILITIES AND EQUITY (DEFICIT)

CURRENT LIABILITIES:
Trade payables	9	$167	$2,817
Other accounts payable and accrued liabilities	10	56	986

Total current liabilities		223	3,803

EQUITY (DEFICIT):
Share capital	13	-	-
Additional paid-in capital	13	34,051	34,023
Accumulated deficit		(33,865)	(34,600)

Total equity (deficit)		186	(577)

Total liabilities and equity		$409	$3,226

The accompanying notes are an integral part of the consolidated financial statements.

Approved on Behalf of the Board:

April 29, 2015	/s/ Dennis Bennie	/s/ Alan Friedman
Date of approval of the financial statements	Dennis Bennie Chairman of the Board	Alan Friedman Director

CONSOLIDATED STATEMENTS OF COMPREHENSIVE PROFIT AND LOSS
U.S. dollars in thousands, except share and per share data

		Year ended December 31,
	Note	2014	2013	2012

Revenues and other income	18	$-	$17	$1,889

Expenses:
Exploration expenses	8	-	677	1,026
General and administrative expenses	19	602	2,813	5,304
Gain on settlement of accounts payable and other payables	8(e)	(1,374)	-	-
Impairment charge	8(e)	-	5,168	7,810

Total expenses		(772)	8,658	14,140

Profit (loss) before financing income and gain on foreign exchange		772	(8,641)	(12,251)

Financing income	20	-	3,027	2,480
Gain on foreign exchange		(37)	(30)	(745)

Profit (loss) before income taxes		735	(5,644)	(10,516)
Income taxes	12	-	-	(41)

Net profit (loss) and comprehensive profit (loss)		$735	$(5,644)	$(10,557)

Basic and diluted net earnings (loss) per share attributable to equity holders of the parent	14	$0.06	$(0.47)	$(1.19)

Weighted average number of Ordinary shares used in computing basic and diluted net loss per share		12,158,302	12,052,073	8,862,724

The accompanying notes are an integral part of the consolidated financial statements.

CONSOLIDATED STATEMENTS OF CHANGES IN EQUITY (DEFICIT)
U.S. dollars in thousands, except share data

		Attributable to equity holders of the parent
	Number of	Share	Additional paid-in	Accumulated		Non-controlling interests	Total equity
	shares	capital	capital	deficit	Total		(deficit)
Balance as of December 31, 2011	6,784,513	$-	$27,775	$(19,169)	$8,606	$220	$8,826
Shares issued in private placement, net (Note 13(b))	5,267,509	-	*)5,215	-	5,215	-	5,215
Investment in equity of subsidiary by non-controlling interests	-	-	-	-	-	550	550
Share-based compensation	-	-	976	-	976	-	976
Net loss	-	-	-	(8,554)	(8,554)	(2,003)	(10,557)
Adjustment of non-controlling interests **)	-	-	-	(1,233)	(1,233)	1,233	-

Balance as of December 31, 2012	12,052,022	-	33,966	(28,956)	5,010	-	5,010

Share-based compensation	-	-	57	-	57	-	57
Net loss	-	-	-	(5,644)	(5,644)	-	(5,644)

Balance as of December 31, 2013	12,052,022	-	34,023	(34,600)	(577)	-	(577)

Shares and warrants issued in private placement, net (Note 13(b))	240,000	-	60	-	60	-	60
Share-based compensation recovery	-	-	(32)	-	(32)	-	(32)
Net loss	-	-	-	735	735	-	735

Balance as of December 31, 2014	12,292,022	$-	$34,051	$(33,865)	$186	$-	$186
*)           Net of issuance expenses of $791 in 2012.
**)           Due to assumption of liabilities of subsidiary

The accompanying notes are an integral part of the consolidated financial statements.

CONSOLIDATED STATEMENTS OF CASH FLOWS
U.S. dollars in thousands

	Year ended December 31,
	2014	2013	2012

Cash flows from operating activities:

Net profit (loss)	$735	$(5,644)	$(10,557)

Adjustments to reconcile net loss to net cash used in operating activities:
Adjustments to the profit or loss items:
Depreciation	45	88	96
Impairment charge	-	5,168	7,810
Loss on sale of fixed assets	3	-	726
Revaluation of warrants	-	(3,013)	(2,299)
Share-based compensation (recovery)	(32)	57	976
Gain on settlement of accounts payable and other payables	(1,374)	-	-

	(1,358)	2,300	7,309
Changes in operating asset and liability items:

Decrease (increase) in accounts receivable, other receivables and prepaid expenses	2,449	4,847	(6,696)
Increase (decrease) in trade payables	(1,276)	(3,024)	5,359
Increase (decrease) in other accounts payable and accrued liabilities	(930)	(490)	537

	243	1,333	(800)

Net cash used in operating activities	(380)	(2,011)	(4,048)

Cash flows from investing activities:

Expenditures on exploration and evaluation assets	-	(2,636)	(10,654)
Purchase of property and equipment	-	-	(70)
Proceeds from sale of equipment	11	1,823	-
Increase (decrease) in long-term receivable	-	-	(640)
Decrease (increase) in restricted cash	26	1,047	(639)

Net cash provided by (used in) investing activities	37	234	(12,003)

Cash flows from financing activities:
Proceeds from issuance of warrants, net of issuance expenses	-	-	4,586
Proceeds from issue of shares, net of issuance expenses	60	-	5,215
Investment in equity of subsidiary by non-controlling interests	-	-	550

Net cash provided by financing activities	60	-	10,351

Decrease in cash and cash equivalents	(283)	(1,777)	(5,700)
Cash and cash equivalents at the beginning of the year	617	2,394	8,094

Cash and cash equivalents at the end of the year	$334	$617	$2,394

The accompanying notes are an integral part of the consolidated financial statements.

ADIRA ENERGY LTD.
NOTES TO CONSOLIDATED FINANCIAL STATEMENTS
December 31, 2014, 2013 and 2012

U.S. dollars in thousands, except share and per share data

NOTE 1:	GENERAL

a.	Nature of operations

Adira Energy Ltd. and its subsidiaries ("Adira" or "the Company"), is an oil and gas exploration company. Adira is a limited company, incorporated on April 8, 2009, and domiciled in Toronto, Ontario, Canada.  The registered head office is located at 120 Adelaide Street West, Suite 800, Toronto, Ontario, M5H 1T1.  The Company's shares are currently traded on the OTC market in the U.S. and the TSX Venture Exchange in Canada. The consolidated financial statements of the Company for the year ended December 31, 2014 were authorized for issue in accordance with a resolution of the directors on April 29, 2015.

During the years 2009-2010, Adira Israel was granted three offshore petroleum licenses in Israel. The Company's wholly-owned Canadian subsidiary, Adira Energy Holdings Corp. owns three wholly-owned Israeli subsidiaries as follows: (i) Adira Energy Israel Limited ("Adira Israel"), held two offshore petroleum license being the "Gabriella License No. 378" ("Gabriella"), which expired on September 1, 2014, of which it held 15% (see also Note 8(a) and the "Yitzhak License No. 380" ("Yitzhak"), which expired on October 30, 2014, of which it owned a 70% interest (see also Note 8(b); (ii) Adira Oil Technologies Limited ("AOT") which was granted a 23.25% interest in one offshore petroleum license, the "Samuel License No. 388" ("Samuel"), which was returned to the Ministry of Energy and Water of the State of Israel (the "Ministry") in October 2013 (see also Note 8(c) (Gabriella, Yitzhak and Samuel - collectively the "Offshore Licenses"); and (iii) Adira Energy Israel Services Ltd. provided services in respect of the entities described above, until December 31, 2013. Adira Energy Holdings Corp. also owns 60% of the subsidiary, Adira Geo Global Limited ("AGG"), which owned a 30% interest in Samuel. Adira Israel owns an option to farm into the Yam Hadera License (see also Note 8(d)).

b.	Going concern

The accompanying consolidated financial statements have been prepared on the basis of a going concern, which contemplates the realization of assets and liquidation of liabilities in the normal course of business. The Company is currently in the exploration stage and has not commenced commercial operations. As at December 31, 2014, the Company had a working capital deficit of $184, an accumulated deficit of $33,865 and is not yet generating operating cash flows. As such, there is significant doubt regarding the Company’s ability to continue as a going concern.

In assessing whether the going concern assumption is appropriate, management takes into account all available information about the future, which is at least, but not limited to, twelve months from the end of the reporting period. The Company’s ability to continue operations is dependent on management’s ability to secure additional financing. Management is actively pursuing such additional sources of financing, and while it has been successful in doing so in the past, there can be no assurance it will be able to do so in the future. Accordingly, the consolidated financial statements do not give effect to adjustments that would be necessary should the Company be unable to continue as a going concern and therefore to realize its assets and liquidate its liabilities and commitments in other than the normal course of business and at amounts different from those in the accompanying consolidated financial statements.

ADIRA ENERGY LTD.
NOTES TO CONSOLIDATED FINANCIAL STATEMENTS
December 31, 2014, 2013 and 2012

U.S. dollars in thousands, except share and per share data

NOTE 2:	BASIS OF PREPARATION

a.	Statement of compliance

These consolidated financial statements have been prepared in accordance with International Financial Reporting Standards ("IFRS") as issued by the International Accounting Standards Board (“IASB”) and interpretations issued by the IFRS Interpretations Committee (“IFRIC”).

b.	Basis of presentation

The consolidated financial statements have been prepared on a historical cost basis, and are presented in U.S. dollars. All values are rounded to the nearest thousand ($000), except share and per share data or when otherwise indicated.

On August 9, 2013, the Company completed a consolidation of the Company’s Common Shares on the basis of one post-consolidation Common Share for every three pre-consolidation Common Shares (the "Share Consolidation").

On September 29, 2014, the Company completed a second consolidation of the Company’s Common Shares on the basis of one post-consolidation Common Share for every five pre-consolidation Common Shares (the "Second Share Consolidation").  All share and per share data for all periods presented have been adjusted to reflect the decrease in number of shares resulting from the Consolidation and the Second Consolidation.

c.	Basis of consolidation

These consolidated financial statements include the accounts of the Company and its wholly-owned subsidiaries Adira Energy Holdings Corp., Adira Energy Israel Limited, Adira Oil Technologies Limited and Adira Energy Israel Services Ltd. In addition Adira Energy Holdings Corp. has a 60% ownership in Adira Geo Global Limited.

NOTE 3:	SIGNIFICANT ACCOUNTING POLICIES

a.	Significant judgments and estimates

The preparation of the consolidated financial statements requires management to make judgments, estimates and assumptions that have an effect on the application of the accounting policies and on the reported amounts of assets, liabilities, revenues and expenses. These estimates and underlying assumptions are reviewed regularly. Changes in accounting estimates are reported in the period of the change in estimate. In the preparation of these consolidated financial statements the Company has not identified any judgments or estimates which may have a significant effect on the amounts recognized in the consolidated financial statements.

ADIRA ENERGY LTD.
NOTES TO CONSOLIDATED FINANCIAL STATEMENTS
December 31, 2014, 2013 and 2012

U.S. dollars in thousands, except share and per share data

NOTE 3:	SIGNIFICANT ACCOUNTING POLICIES (Cont.)

b.	Unincorporated joint oil and gas ventures

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

c.	Farm-out arrangements in the exploration and evaluation phase

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

d.	Translation of foreign currencies

The Company’s presentation currency is the U.S. dollar. The functional currency which is the currency that best reflects the economic environment in which the Company operates and conducts its transactions, is separately determined for the Company and each of its subsidiaries, and is used to measure the financial position and operating results. The functional currency of the Company and its subsidiaries is the U.S. dollar. Transactions denominated in foreign currency (other than the functional currency) are recorded on initial recognition at the exchange rate at the date of the transaction. After initial recognition, monetary assets and liabilities denominated in foreign currency are translated at the end of each reporting period into the functional currency at the exchange rate at that date. Exchange differences, are recognized in profit or loss. Non-monetary assets and liabilities measured at cost are translated at the exchange rate at the date of the transaction.

ADIRA ENERGY LTD.
NOTES TO CONSOLIDATED FINANCIAL STATEMENTS
December 31, 2014, 2013 and 2012

U.S. dollars in thousands, except share and per share data

NOTE 3:	SIGNIFICANT ACCOUNTING POLICIES (Cont.)

e.	Cash equivalents

Cash equivalents are considered as highly liquid investments, including unrestricted short-term bank deposits with an original maturity of three months or less from the date of acquisition or with a maturity of more than three months, but which are redeemable on demand without penalty and which form part of the Company's cash management.

f.	Financial instruments

The Company’s financial instruments consist of the following summarized accounts included within the consolidated statements of financial position:

Financial assets and liabilities	Classification

Cash and cash equivalents	Loans and receivables

Restricted deposits	Loans and receivables

Other receivables	Loans and receivables

Trade payables	Other financial liabilities

Accounts payable and accrued liabilities	Other financial liabilities

Loans and receivables:  Loans and receivables are financial assets with fixed or determinable payments not quoted in an active market. These assets are initially recognized at fair value plus transaction costs. Subsequent to initial recognition, loans and receivables are measured at amortized cost using the effective interest method, less any impairment loss. The effective interest rate is the rate that exactly discounts estimated future cash payments through the expected life of the financial instrument to the net carrying amount on initial recognition.

Other financial liabilities:  Other financial liabilities are recognized initially at fair value net of any directly attributable transaction costs. Subsequent to initial recognition, these other financial liabilities are measured at amortized cost using the effective interest method. Other financial liabilities are derecognized when the obligations are discharged, cancelled or expired.

Impairment of financial assets:  Financial assets are assessed for indicators of impairment at the end of each reporting period.  Financial assets are impaired when there is objective evidence that, as a result of one or more events that occurred after the initial recognition, the estimated future cash flows of the investments have been negatively impacted. Evidence of impairment could include financial difficulty of the counterparty, default or delinquency in interest or principal payment or the likelihood that the borrower will enter bankruptcy or financial reorganization.

The carrying amount of financial assets is reduced by any impairment loss directly for all financial assets with the exception of accounts receivable, where the carrying amount is reduced through the use of an allowance account. When an accounts receivable balance is considered uncollectible, it is written off against the allowance account. Subsequent recoveries of amounts previously written off are credited against the allowance account. Changes in the carrying amount of the allowance account are recognized in profit or loss.

ADIRA ENERGY LTD.
NOTES TO CONSOLIDATED FINANCIAL STATEMENTS
December 31, 2014, 2013 and 2012

U.S. dollars in thousands, except share and per share data

NOTE 3:	SIGNIFICANT ACCOUNTING POLICIES (Cont.)

f.	Financial instruments (cont.)

Financial instruments recorded at fair value:  The Company classifies its financial instruments according to a three level hierarchy that reflects the significance of the inputs used in making fair value measurements.  The three levels of the fair value hierarchy are as follows:

•  Level 1 - Unadjusted quoted prices in active markets for identical assets and liabilities;

•   Level 2 - Inputs other than quoted prices that are observable for assets or liabilities directly or indirectly; and

•   Level 3 - Inputs for assets or liabilities that are not based on observable market data.

g.	Property and equipment

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

h.	Impairment of non-financial assets

The Company evaluates the need to record an impairment of the carrying amount of non-financial assets whenever events or changes in circumstances indicate that the carrying amount is not recoverable. If the carrying amount of non-financial assets exceeds their recoverable amount, the assets are reduced to their recoverable amount. The recoverable amount is the higher of fair value less costs of sale and value in use. In measuring value in use, the expected future cash flows are discounted using a pre-tax discount rate that reflects the risks specific to the asset. The recoverable amount of an asset that does not generate independent cash flows is determined for the cash-generating unit to which the asset belongs. Impairment losses are recognized in profit or loss.

ADIRA ENERGY LTD.
NOTES TO CONSOLIDATED FINANCIAL STATEMENTS
December 31, 2014, 2013 and 2012

U.S. dollars in thousands, except share and per share data

NOTE 3:	SIGNIFICANT ACCOUNTING POLICIES (Cont.)

i.	Exploration and evaluation assets

Pre-license costs:

Pre-license costs are expensed in the period in which they are incurred.

Exploration and evaluation costs:

Oil and natural gas exploration and development expenditure is accounted for using the successful efforts method of accounting. During the geological and geophysical exploration phase, costs are charged against income as incurred. Costs directly associated with an exploration well in its drilling phase, for which it has not yet been determined whether there are proved reserves or it is not commercially viable, are capitalized as exploration and evaluation intangible assets until the drilling of the well is complete and the results have been evaluated. These costs include employee remuneration, materials and fuel used, rig costs and payments made to contractors. If no reserves are found, the exploration asset is tested for impairment. If extractable hydrocarbons are found and, subject to further appraisal activity (e.g., by drilling further wells), are likely to be developed commercially, the costs continue to be carried as intangible assets while sufficient and continued progress is made in assessing the commerciality of the hydrocarbons. All such costs are subject to technical, commercial and management review as well as review for impairment at least once a year to confirm the continued intent to develop or otherwise extract value from the discovery. When this is no longer the case, the costs are written off. When proved reserves of oil are determined and development sanctioned, the relevant expenditure is transferred to oil and gas properties after impairment is assessed and any resulting impairment loss is recognized.

j.	Income taxes

Income tax expense consists of current and deferred tax expense. Current and deferred tax are recognized in profit or loss except to the extent they relate to items recognized directly in equity or other comprehensive income.

Current tax is recognized and measured at the amount expected to be recovered from or payable to the taxation authorities based on the income tax rates enacted at the end of the reporting period and includes any adjustment to taxes payable in respect of previous years.

Deferred tax is recognized on any temporary differences between the carrying amounts of assets and liabilities in the consolidated financial statements and the corresponding tax bases used in the computation of taxable earnings. Deferred tax assets and liabilities are measured at the tax rates that are expected to apply in the period when the asset is realized and the liability is settled. The effect of a change in the enacted or substantively enacted tax rates is recognized in net earnings and comprehensive income or equity depending on the item to which the adjustment relates.

Deferred tax assets are recognized to the extent future recovery is probable. At each reporting period end, deferred tax assets are reduced to the extent that it is no longer probable that sufficient taxable earnings will be available to allow all or part of the asset to be recovered.

ADIRA ENERGY LTD.
NOTES TO CONSOLIDATED FINANCIAL STATEMENTS
December 31, 2014, 2013 and 2012

U.S. dollars in thousands, except share and per share data

NOTE 3:	SIGNIFICANT ACCOUNTING POLICIES (Cont.)

k.     Share-based payment transactions

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

l.     Revenue recognition

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

m.	Loss per share

Basic loss per share is computed by dividing the profit or loss for the period by the weighted average number of common shares outstanding during the period.  Stock options and common share purchase warrants are not included in the calculation of diluted loss per share if their inclusion would be antidilutive.

ADIRA ENERGY LTD.
NOTES TO CONSOLIDATED FINANCIAL STATEMENTS
December 31, 2014, 2013 and 2012

U.S. dollars in thousands, except share and per share data

NOTE 3:	SIGNIFICANT ACCOUNTING POLICIES (Cont.)

n.     Decommissioning liability

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

o.	Standards and amendments issued but not yet effective

The IASB issued new standards and amendments not yet effective.

IFRS 9, Financial Instruments (“IFRS 9”) was initially issued by the IASB on November 12, 2009 and issued in its completed version in July 2014, and will replace IAS 39, "Financial Instruments: Recognition and Measurement" (“IAS 39”). IFRS 9 replaces the multiple rules in IAS 39 with a single approach to determine whether a financial asset is measured at amortized cost or fair value and a new mixed measurement model for debt instruments having only two categories: amortized cost and fair value. The approach in IFRS 9 is based on how an entity manages its financial instruments in the context of its business model and the contractual cash flow characteristics of the financial assets. The new standard also requires a single impairment method to be used, replacing the multiple impairment methods in IAS 39. IFRS 9 is effective for financial years beginning on or after January 1, 2018. The Company anticipates that this standard will be adopted in the Company’s consolidated financial statements for the year beginning January 1, 2018, and has not yet considered the potential impact of the adoption of IFRS 9.

NOTE 4:	CASH AND CASH EQUIVALENTS

	December 31,
	2014	2013

In US dollars	$249	$436
In Canadian dollars	41	126
In new Israeli shekels (“NIS”)	44	55

	$334	$617

ADIRA ENERGY LTD.
NOTES TO CONSOLIDATED FINANCIAL STATEMENTS
December 31, 2014, 2013 and 2012

U.S. dollars in thousands, except share and per share data

NOTE 5:	RESTRICTED CASH

Short-term restricted cash of $9 as of December 31, 2014, relates to deposits held by a financial institution as security in connection with a guarantee against the Company's credit facility.

Short-term restricted cash of $25 as of December 31, 2013, relates to cash held by a financial institution as a guarantee for the Company's Israeli office rental obligation and $10 as security in connection with a guarantee against the Company's credit facility.

NOTE 6:	OTHER RECEIVABLES AND PREPAID EXPENSES
	December 31,
	2014	2013
Receivable from UJVs	$-	$2,292
Government authorities	16	108
Prepaid expenses	48	86
Other receivables	-	27
	$64	$2,513

NOTE 7:	PROPERTY AND EQUIPMENT, NET

Composition and movement:

2014
	Drilling rig and related equipment	Office furniture and equipment	Computer and peripheral equipment	Total
Cost:
Balance at January 1, 2014	$-	$5	$285	$290
Disposals during the year		(5)	(282)	(287)
Balance at December 31, 2014	-	-	3	3

Accumulated depreciation:
Balance at January 1, 2014	-	4	225	229
Depreciation for the year		1	44	45
Disposals during the year	-	(5)	(268)	(273)
Balance at December 31, 2014	-	-	1	1

Depreciated cost at December 31, 2014	$-	$-	$2	$2

During the year, Adira Israel disposed of assets with a net cost of $14, for which it received proceeds of $11 and recorded a net loss of $3, which is included in general and administrative expenses in the Consolidated Statements of Comprehensive Profit and Loss.

ADIRA ENERGY LTD.
NOTES TO CONSOLIDATED FINANCIAL STATEMENTS
December 31, 2014, 2013 and 2012

U.S. dollars in thousands, except share and per share data

NOTE 7:	PROPERTY AND EQUIPMENT, NET (Cont.)

2013
	Drilling rig and related equipment	Office furniture and equipment	Computer and peripheral equipment	Total
Cost:
Balance at January 1, 2013	$426	$83	$285	$794
Disposals during the year	(426)	(78)	-	(504)
Balance at December 31, 2013	-	5	285	290

Accumulated depreciation:
Balance at January 1, 2013	348	30	140	518
Depreciation for the year	-	3	85	88
Disposals during the year	(348)	(29)	-	(377)
Balance at December 31, 2013	-	4	225	229

Depreciated cost at December 31, 2013	$-	$1	$60	$61

NOTE 8:	EXPLORATION AND EVALUATION ASSETS

The following is a description of activities in respect of the Company's licenses:

a.	Gabriella:

The Gabriella License was awarded to the Company in July 2009. The license was issued for an initial three year period and could be renewed upon fulfillment of certain conditions for a further four year period with a further renewal option of two years in case of a reserve discovery.

Adira Israel, Modi’in Energy LP (“MELP”) and Brownstone Energy Inc., the partners in the license entered into various agreements for the purpose of drilling an exploration well on the Gabriella License in January 2013. The drilling, however, was not accomplished and Adira Israel and MELP alleged that the other was in default of various obligations under the Gabriella Joint Operating Agreement (“JOA”) and other agreements entered into on behalf of the Gabriella License participants. Accordingly, on February 11, 2013, Adira Israel, in its capacity as operator under the Gabriella JOA, suspended operations on the Gabriella License due to lack of funding and lack of reasonable expectation of funding to meet certain work program obligations.

ADIRA ENERGY LTD.
NOTES TO CONSOLIDATED FINANCIAL STATEMENTS
December 31, 2014, 2013 and 2012

U.S. dollars in thousands, except share and per share data

NOTE 8:	EXPLORATION AND EVALUATION ASSETS (Cont.)

a.	Gabriella:

Effective July 8, 2013 (the "Settlement Agreement Effective Date"), Adira Israel entered into a settlement and release agreement (the "Settlement Agreement") with MELP and Brownstone to resolve the abovementioned disputes and the related suspension of operations on the Gabriella License. Pursuant to the Settlement Agreement, the Gabriella License participants agreed to waive and release each other from any claims and demands that they may have had against each other with respect to the Gabriella License. The Agreement further provided that the Gabriella License participants will fund their proportionate share of costs incurred in connection with the attempted drilling of the first exploration well. As of June 30, 2013, Adira Israel’s net share of the costs totaled approximately US$3.3 million, which has been paid as at December 31, 2013. Additionally, Adira Israel agreed to relinquish several entitlements, including, but not limited to, its management fee.

Pursuant to the Settlement Agreement, in the event that Adira Israel does not pay the Settlement Costs, at MELP's request, Adira Israel may withdraw from the Gabriella JOA, assign its participating interest in the Gabriella License to the remaining Gabriella License participants and relinquish its remaining ORRI.

On September 22, 2014, the Petroleum Commissioner advised MELP that license No. 378 (the “Gabriella License”) and the license No. 383 (the “Yam Hadera License”) expired, without further extension being granted, due to the milestones in their work program not being achieved.

b.	Yitzhak:

The Yitzhak license was awarded to the Company in October 2009. The license was issued for an initial three year period and may be renewed upon fulfillment of certain conditions for a further four year period with a further renewal option of two years in case of a reserve discovery. In October 2013, the Company had received a renewal of the Yitzhak license to October 15, 2014, including extension of certain milestones. The Company did not meet the milestones on the license, which expired on October 15, 2014.

c.	Samuel:

The Samuel license was issued in August 2010. The license was issued to a consortium led by the Company (through the Company's subsidiaries, AOT and AGG).

On October 14, 2013, AGG relinquished the Samuel license, offshore Israel, back to the State of Israel, as a result of challenging markets and difficulty in raising significant funds to drill multi well programs.

NOTE 8:	EXPLORATION AND EVALUATION ASSETS (Cont.)

d.	Yam Hadera:

The Company had an option (the "Yam Hadera Option") to acquire up to a 15% participating interest in the Yam Hadera license (the "Yam Hadera License"), located 30 kilometers offshore Israel, between Hadera and Haifa. The Yam Hadera Option has exercisable until 14 days prior to the signing of a rig contract for the Yam Hadera License.  On September 22, 2014, the Petroleum Commissioner advised MELP that the Yam Hadera License expired, without further extension being granted, due to the milestones in their work program not being achieved and on October 22, 2014, MELP sent a letter of appeal to the decision with the Minister of Energy and Water, however, as of this date, no reply has been received.

e.
For the year ended December 31, 2012, the Company recorded a $7,596 and $214 non-cash impairment charges arising from the write-off of exploration and evaluation assets on its Samuel and Eitan properties, respectively, in the statement of comprehensive profit and loss. For the year ended December 31, 2013, as a result of the relinquishment of the Samuel license and the cessation of operations on the Gabriella licenses and the lack of progress on the Yitzhak licenses, the Company recorded a $5,168 non-cash impairment charge arising from the write-off of exploration and evaluation assets in the statement of comprehensive profit and loss. For the year ended December 31, 2014 Adira Israel recorded a gain on settlement of accounts payable and other payables in the amount of $1,374, arising from settlement agreements reached with suppliers which were lower than the obligations recorded as of December 31, 2013.

NOTE 9:	TRADE PAYABLES

Trade payables are non-interest bearing and are normally settled on 60-day terms.

NOTE 10:	OTHER ACCOUNTS PAYABLE AND ACCRUED LIABILITIES
	December 31,
	2014	2013

Employees in respect of payroll	$30	$346
Accrued expenses	26	603
Other	-	37
	$56	$986

NOTE 11:                      FINANCIAL INSTRUMENTS

The Company's activities expose it to various financial risks, such as market risks (foreign currency risk, consumer price index risk, interest risk and price risk), credit risk and liquidity risk. The Company's comprehensive risk management program focuses on actions to minimize potential adverse effects on the Company's financial performance.

a.         Credit risk:

Concentration of credit risk exists with respect to the Company's cash and cash equivalent, restricted deposits balances and other receivables. The Company’s exposure as at December 31, 2014 and 2013 was for $359 and $3,079 respectively, which consisted of $334 (2013 - $617) in cash held in bank accounts, $9 (2013 - $35) in restricted deposits and $16 (2013 - $2,427) in other receivables.

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

Liquidity risk is the risk that the Company will encounter difficulty in obtaining funds to meet current obligations and future commitments. The Company's approach to managing liquidity risk is to forecast cash requirements to determine whether it will have sufficient funds to meet its current liabilities when due. As of December 31, 2014, the Company had cash and cash equivalents of $334 (2013 - $617), restricted deposits of $9 (2013 - $35), and other receivables and prepaid expenses of $64 (2013 – $2,513) to settle other payables in the amount of $223 (2013 – $3,803) (Note 1(b)).

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

NOTE 12:	TAXES ON INCOME

The reconciliation of the combined Canadian federal and provincial statutory income tax rate of 26.5% (2013 – 26.5%) to the effective tax rates for the years ended December 31 is as follows:
	2014	2013	2012
Income (loss) before recovery of income taxes	$735	$(5,644)	$(10,516)

Expected income tax recovery	$195	$(1,496)	$(2,787)
Taxes in respect of prior years	-	-	38
Difference in foreign tax rates	-	(134)	149
Tax rate changes and other adjustments	(1,208)	-	-
Non-deductible expenses	(343)	925	179
Unrealized foreign exchange	617	-	-
Change in tax benefits not recognized	739	705	2,462
Income tax (recovery) expense	$-	$-	$41

Deferred tax

The following table summarizes the components of deferred tax:
	2014	2013
Deferred Tax Assets
Non-capital losses carried forward	$475	$162,748

Deferred Tax Liabilities
Note payable	$(475)	$(162,748)

Deferred tax assets and liabilities have been offset where they relate to income taxes levied by the same taxation authority and the Company has the legal right and intent to offset.

Unrecognized Deferred Tax Assets

Deferred taxes are provided as a result of temporary differences that arise due to the differences between the income tax values and the carrying amount of assets and liabilities. Deferred tax assets have not been recognized in respect of the following deductible temporary differences:

	2014	2013
Deferred income tax assets
Property and equipment	$1	$1
Share issuance costs	$874	$1,468
Non-capital losses carried forward	$5,887	$4,492

The Canadian non-capital loss carry forwards expire as noted in the table below. Share issue and financing costs will be fully amortized in 2016. The remaining deductible temporary differences may be carried forward indefinitely. Deferred tax assets have not been recognized in respect of these items because it is not probable that future taxable profit will be available against which the Company can utilize the benefits therefrom.

NOTE 12:	TAXES ON INCOME (Cont.)

The Company’s Canadian non-capital income tax losses expire as follows:

2027	$88
2028	476
2029	883
2030	1,112
2031	2,313
2032	683
2033	1,125
2034	1,001
$7,681

As of December 31, 2014, carryforward losses in Israel are approximately $27.1 million and may be carried forward indefinitely.

NOTE 13:	SHARE CAPITAL

a.	Authorized

Unlimited number of Common shares without nominal or par value.

b.	Issued and outstanding Common shares

On August 9, 2012, the Company completed a prospectus offering of 5,267,509 units for gross proceeds of $11,099 (before issuance expenses of $1,298 including the fair value of broker warrants $219). Each unit was priced at CAN$2.10 and consists of one Common Share and three warrants. Each warrant is exercisable to acquire one Common Share at a price of CAN$0.60 per Common Share until August 9, 2015.

The warrants are denominated in Canadian dollars, while the functional currency of the Company is US dollars; therefore the fair value of the warrants was classified as a financial liability and the fair value of the warrants on the date of issuance was approximately $5,312. This financial liability is remeasured to fair value at the end of each period and changes in fair value is recorded in profit or loss. Therefore, the Company recorded a gain in financing income of $3,013 during the year ended December 31, 2013 and $2,299 during the year ended December 31, 2012, as a result of remeasuring the fair value of the warrants to their fair value of $3,013 and zero as of December 31, 2013 and 2012, respectively.

As part of the offering a total of 1,117,667 broker warrants were issued. Each broker warrant is exercisable for one Common Share at an exercise price of CAN$0.42 per Common Share until August 9, 2014. The fair value of the warrants on the date of issuance was $219, which was included in offering expenses in statement of changes in equity.

On July 23, 2014, the Company completed a non-brokered private placement by issuing 240,000 common shares at a price of $0.25 per common share for gross proceeds of $60.

NOTE 13:	SHARE CAPITAL (Cont.)

c.	Stock Option Plan

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

As of December 31, 2014, an aggregate of 813,802 of the Company's options were still available for future grant.

The Company typically grants stock options with vesting periods of between two to four years, generally with the exercise price at the closing price of the stock on the date of the grant and an expiration date of five years from the date of grant.

A summary of the stock option plan and changes during the years ended December 31, 2014 and 2013 were as follows:

	Number of options outstanding	Weighted average exercise price
Balance, January 1, 2012	625,615	$7.8

Options granted	675,333	3.15
Options forfeited	(123,541)	8.4

Balance, December 31, 2012	1,177,407	5.10

Options forfeited	(518,874)	4.74

Balance, December 31, 2013	658,533	5.45

Options forfeited	(242,533)	4.29

Balance, December 31, 2014	416,000	$5.37

NOTE 13:	SHARE CAPITAL (Cont.)

c.	Stock Option Plan

The following tables summarize information about stock options outstanding and exercisable as of December 31, 2014:
Grant date	Expiry date	Grant date fair value	Exercise price (*)	Number of options outstanding	Number of options exercisable	Average remaining contractual life

January 28, 2010	January 27, 2015	$8.40	$9.00	58,000	58,000	0.07
July 22, 2010	July 21, 2015	$3.75	$9.00	16,667	16,667	0.56
January 11, 2011 (*)	January 10, 2016	$9.90	$10.32	70,000	64,583	1.03
March 18, 2011 (*)	March 17, 2016	$8.85	$9.29	6,667	5,833	1.21
May 3, 2011 (*)	May 2, 2016	$7.80	$7.74	16,667	14,583	1.34
December 1, 2011 (*)	November 30, 2016	$3.30	$6.45	2,000	1,500	1.92
August 22, 2012 (*)	August 21, 2017	$1.05	$2.58	246,000	246,000	2.64

				416,000	407,167

(*)	The exercise price is denominated in Canadian dollars and was translated to USD in the table above using the exchange rate on December 31, 2014.

Stock options granted are expensed as share-based payments. For grants made until December 31, 2011, the Company used the Black-Scholes option pricing model to value stock options granted.  For grants made from January 1, 2012, the Company uses the Binominal option pricing model to value stock options granted.

The fair value of options granted during 2012 is amortized over their vesting period and estimated at the date of grant with the following assumptions; dividend yield – 0%, expected volatility – 80%-104%, risk-free interest rate – 1%-1.8%, forfeiture rate – 0%-5%, expected life – 5 years.

During the year ended December 31, 2014 the Company recorded a net recovery of share-based compensation of $32 as a result of stock options that had not fully vested being cancelled during the year. During the year ended December 31, 2013 the Company recorded share-based compensation expense of $57 related to the vesting of stock options.

NOTE 13:	SHARE CAPITAL

d.     Share purchase warrants

The Company has share purchase warrants outstanding entitling the holders to acquire Common shares as follows:

	Number of warrants (*)	Weighted average exercise price

Balance as of January 1, 2012	15,057,375	$	(**0.54)
Warrants	82,365,640		(**0.20)

Balance as of December 31, 2012	97,423,015		$0.25

Warrants expired	(15,057,375)		0.54
Balance as of December 31, 2013	82,365,640		0.20

Warrants expired	(3,353,000)		0.12
Balance as of December 31, 2014	79,012,640		$0.17

The following tables summarize information applicable to warrants outstanding as of December 31, 2014:
Issue date	Expiry date	Grant date fair value	Exercise price (**)	Number of warrants

August 9, 2012	August 9, 2015	$0.07	$0.17	79,012,640

(*)	Following the Share Consolidation and the Second Share Consolidation, every 15 previously issued warrants will be convertible into one Common Share of the Company.

(**)	The exercise price of these warrants is denominated in Canadian dollars and was translated to USD in the table above using the exchange rate as of December 31, 2014.

NOTE 14:	EARNINGS (LOSS) PER SHARE

Basic loss per share is calculated using the weighted average number of common shares outstanding during the period. Diluted loss per share is computed using the treasury stock method. Outstanding stock options of 416,000 (2013 – 658,533, 2012 – 1,177,407 ) and 5,267,509 (2013 - 5,491,042, 2012 – 97,423,015) warrants, after giving effect to share consolidation, were not included in the computation of diluted earnings (2013 and 2012 – loss) per share as their inclusion would be anti-dilutive.

NOTE 15:	CAPITAL MANAGEMENT

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

NOTE 16:	RELATED PARTY TRANSACTIONS

For the year ended December 31, 2014, the Company recognized $233 for advisory fees and operating expenses to private companies controlled by the directors or by officers of the Company (2013 - $386, 2012 - $357).

These transactions are in the ordinary course of business and are measured at the amount of consideration set and agreed by the related parties.

Compensation to directors and key management personnel:

The CEO, CFO, COO, V.P. Business Development, Head Geologist, V.P. Contracts and Regulation, and the directors are considered key management personnel.

	Year ended December 31,
	2014	2013	2012

Short-term employee benefits	$212	$1,133	$1,071
Share-based compensation	22	16	613
	$234	$1,149	$1,684

Number of people	2	6	7

Benefits in respect of key management persons (including directors) who are not employed by the Company:

	Year ended December 31,
	2014	2013	2012

Share-based compensation	$38	$32	$298

Number of people	3	3	4

NOTE 17:	COMMITMENTS AND CONTINGENCIES

The Company has an agreement for the lease of the offices in Toronto, Canada for a period ending in 2015. In 2013, the lease agreement for the Company's office in Ramat Gan, Israel expired. The total future minimum lease payments under non-cancelable operating lease in Canada is $26.

NOTE 18:	REVENUES AND OTHER INCOME

a.
The Company operated in one segment, the oil and gas business and conducted its operations in Israel with its head office in Canada. Details of the Company's revenues and other income (all of which were derived from Israel) are as follows:

	Year ended December 31,
	2014	2013	2012
Consulting	$-	$7	$455
Operator fees	-	5	544
Income from farm-out	-	-	890
Other income	-	5	-
	$-	$17	$1,889

b.	For the year ended December 31, 2013, all $17 of revenues were derived from one customer.

NOTE 19:	GENERAL AND ADMINISTRATIVE EXPENSES
	Year ended December 31,
	2014	2013	2012

Payroll and related payments	$307	$945	$759
Share-based compensation (recovery)	(32)	32	887
Professional fees	122	968	2,397
Rent and office expenses	90	280	287
Depreciation	45	88	96
Travel	-	18	350
Insurance	30	48	31
Others	40	434	497

	$602	$2,813	$5,304

NOTE 20:	FINANCE INCOME

On August 9, 2012, the Company completed a prospectus offering of 26,337,546 units for gross proceeds of $11,099 (before issuance expenses of $1,298 including the fair value of broker warrants $ 219).  Each unit was priced at CAN$0.42 and consists of one Common Share and one warrant. Each warrant is exercisable to acquire 15 Common Shares at a price of CAN$0.60 per Common Share until August 9, 2015.

The warrants are denominated in Canadian dollars, while the functional currency of the Company is US dollars; therefore the fair value of the warrants was classified as a financial liability and the fair value of the warrants on the date of issuance was approximately $5,312. This financial liability is remeasured to fair value at the end of each period and changes in fair value is recorded in profit or loss. For the year ended December 31, 2014, the Company recorded a gain in financing income of $Nil (2013 - $3,013, 2012 - $2,299) as a result of remeasuring the fair value of the warrants to their fair value of zero as of December 31, 2014 and 2013.

ITEM 19                      EXHIBITS

The following exhibits are included in this Amended Form 20-F:

Exhibit Number	Description
1.1	Articles of Conversion (1)
1.2	Articles of Continuance (1)
1.3	By-Laws (1)
1.4	Certificate and Articles of Amendment (3)
1.5	Certificate and Articles of Amendment (5)
4.1	2009 Stock Option Plan (2)
4.2	Nominee Agreement with BRM Group Ltd (4)
8.1	List of Subsidiaries (5)
12.1	Certificate of Principal Executive Officer pursuant to Section 302 of the Sarbanes-Oxley Act of 2002 (5)
12.2	Certificate of Chief Financial Officer pursuant to Section 302 of the Sarbanes-Oxley Act of 2002 (5)
13.1	Certificate of Principal Executive Officer pursuant to Section 906 of the Sarbanes-Oxley Act of 2002 (5)
13.2	Certificate of Chief Financial Officer pursuant to Section 906 of the Sarbanes-Oxley Act of 2002 (5)
15.1	Letter from Kost Forer Gabbay and Kasierer regarding disclosure in Item 16F of this Annual Report on Form 20F (5)

(1)	Incorporated by reference from our current report on Form 8-K filed with the SEC on December 2, 2008.
(2)	Incorporated by reference from our Form 20-F shell company report filed with the SEC on September 4, 2009.
(3)	Incorporated by reference from our Form 20-F report filed with the SEC on January 22, 2010.
(4)	Incorporated by reference from our Form 20-F report filed with the SEC on February 3, 2011.
(5)	Filed as an exhibit hereto.

SIGNATURES

The Registrant hereby certifies that it meets all of the requirements for filing on Form 20-F/A and that it has duly caused and authorized the undersigned to sign this Form 20-F/A on its behalf.

ADIRA ENERGY LTD.

Per:	/s/ Gadi Levin
Name:	Gadi Levin
Title:	Chief Financial Officer

Date:	October 9, 2015