Form 20-F
period 2015-12-31
Adira Energy Ltd.
filed 2016-04-29
CIK 1109504

UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
 WASHINGTON, D.C. 20549
FORM 20‑F
☐ REGISTRATION STATEMENT PURSUANT TO SECTION 12(b) or 12(g) OF THE SECURITIES EXCHANGE ACT OF 1934
OR
☒ ANNUAL REPORT PURSUANT TO SECTION 13 OR 15(d) OF THE SECURITIES EXCHANGE ACT OF 1934
For the fiscal year ended December 31, 2015
OR
☐ TRANSITION REPORT PURSUANT TO SECTION 13 OR 15(d) OF THE SECURITIES EXCHANGE ACT OF 1934
OR
☐S HELL COMPANY REPORT PURSUANT TO SECTION 13 OR 15(d) OF THE SECURITIES EXCHANGE ACT OF 1934
Commission file number 000-30087
ADIRA ENERGY LTD.
 (Exact name of Registrant specified in its charter)
CANADA
 (Jurisdiction of incorporation or organization)
20 Yo  rk Mills Road, Suite 400
Toronto, Ontario
Canada M2P 2C2
 (Address of principal executive offices)
Contact Person: Gadi Levin
Address: 20 York Mills Road, Suite 400
Toronto, Ontario
Canada M2P 2C2
Email: glevin@adiraenergy.com
Telephone: (416) 250-1955, Facsimile: (416) 361-2216
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

The number of outstanding shares of the Company's only class of capital or common stock as at December 31, 2015 was 17,112,022 common shares.
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
Yes ☐    No ☐
Indicate by check mark whether the Registrant is a large accelerated filer, an accelerated filer, or a non-accelerated filer.  See definition of "accelerated filer and large accelerated filer" in Rule 12b-2 of the Exchange Act.  (check one):
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
Yes ☒   No
(APPLICABLE ONLY TO ISSUERS INVOLVED IN BANKRUPTCY PROCEEDINGS DURING THE PAST FIVE YEARS)
Indicate by checkmark whether the Registrant has filed all documents and reports required to be filed by Sections 12, 13 or 15(d) of the Securities Exchange Act of 1934 subsequent to the distribution of securities under a plan confirmed by a court.
YES ☐ NO ☐

TABLE OF CONTENTS
GENERAL		- 1 -
PART I		- 2 -
ITEM 1 - IDENTITY OF DIRECTORS, SENIOR MANAGEMENT AND ADVISERS		- 2 -
ITEM 2 - OFFER STATISTICS AND EXPECTED TIMETABLE		- 2 -
ITEM 3 - KEY INFORMATION		- 2 -
A.	Selected Financial Data	- 2 -
B.	Capitalization and Indebtedness	- 5 -
C.	Reasons for the Offer and Use of Proceeds	- 5 -
D.	Risk Factors	- 5 -
ITEM 4	INFORMATION ON THE COMPANY	- 15 -
A.	History and Development of the Company	- 15 -
B.	Business Overview	- 16 -
C.	Organizational Structure	- 17 -
D.	Property, Plant and Equipment	- 17 -
ITEM 5	OPERATING AND FINANCIAL REVIEW AND PROSPECTS	- 18 -
A.	Operating Results	- 19 -
B.	Liquidity and Capital Resources	- 22 -
C.	Research and Development, Patents and Licences	- 26 -
D.	Trend Information	- 26 -
E.	Off-Balance Sheet Arrangements	- 26 -
F.	Tabular Disclosure of Contractual Obligations	- 26 -
G.	Safe Harbor	- 27 -
ITEM 6	DIRECTORS, SENIOR MANAGEMENT AND EMPLOYEES	- 27 -
A.	Directors and Senior Management	- 27 -
B.	Compensation	- 30 -
C.	Board Practices	- 34 -
D.	Employees	- 35 -
E.	Share Ownership	- 36 -
ITEM 7	MAJOR SHAREHOLDER AND RELATED PARTY TRANSACTIONS	- 39 -
A.	Major Shareholders	- 39 -
B.	Related Party Transactions	- 40 -
C.	Interests of Experts and Counsel	- 41 -
ITEM 8	FINANCIAL INFORMATION	- 41 -
A.	Consolidated Statements and Other Financial Information	- 41 -
B.	Significant Changes	- 41 -
ITEM 9	THE OFFER AND LISTING	- 41 -
A.	Offer and Listing Details – Price History	- 42 -
	As at December 31, 2013, none of our securities were subject to escrow.	- 43 -
B.	Plan of Distribution	- 43 -
C.	Markets	- 43 -
D.	Selling Shareholders	- 43 -
E.	Dilution	- 43 -
F.	Expenses of the Issue	- 43 -
ITEM 10	ADDITIONAL INFORMATION	- 44 -
A.	Share Capital	- 44 -
B.	Memorandum and Articles of Incorporation	- 44 -
C.	Material Contracts	- 44 -
D.	Exchange Controls	- 44 -
E.	Taxation	- 45 -
F.	Dividends and Paying Agents	- 51 -
G.	Statement by Experts	- 51 -
H.	Documents on Display	- 51 -
I.	Subsidiary Information	- 51 -

ITEM 11	QUANTITATIVE AND QUALITATIVE DISCLOSURES ABOUT MARKET RISK	- 51 -
A.	Transaction Risk and Currency Risk Management	- 51 -
B.	Interest Rate Risk and Equity Price Risk	- 52 -
C.	Exchange Rate Sensitivity	- 52 -
D.	Commodity Price Risk	- 52 -
ITEM 12	DESCRIPTION OF SECURITIES OTHER THAN EQUITY SECURITIES	- 52 -
Part II		- 52 -
ITEM 13	DEFAULTS, DIVIDEND ARREARAGES AND DELINQUENCIES	- 52 -
ITEM 14	MATERIAL MODIFICATIONS TO THE RIGHTS OF SECURITY HOLDERS AND USE OF PROCEEDS	- 52 -
ITEM 15	CONTROLS AND PROCEDURES	- 52 -
ITEM 16A	AUDIT COMMITTEE FINANCIAL EXPERTS	- 53 -
ITEM 16B	CODE OF ETHICS	- 54 -
ITEM 16C	PRINCIPAL ACCOUNTANT FEES AND SERVICES	- 54 -
ITEM 16D	EXEMPTIONS FROM THE LISTING STANDARDS FOR AUDIT COMMITTEES	- 55 -
ITEM 16E	PURCHASE OF EQUITY SECURITIES BY THE ISSUER AND AFFILIATED PURCHASERS	- 55 -
ITEM 16F	CHANGES TO REGISTRANT'S CERTIFYING ACCOUNTANT	- 55 -
ITEM 16G	CORPORATE GOVERNANCE	- 55 -
ITEM 16H	MINE SAFETY DISCLOSURE	- 55 -
PART III		- 55 -
ITEM 17	FINANCIAL STATEMENTS	- 55 -
ITEM 18	FINANCIAL STATEMENTS	- 55 -
ITEM 19	EXHIBITS	- 56 -

GENERAL
This Form 20-F is being filed as an annual report under the Exchange Act.
In this Form 20-F, references to:
"Adira" means Adira Energy Ltd., a Canadian federal corporation (formerly AMG Oil Ltd.);
"Adira Barbados" means Adira Energy Investments (Barbados) Ltd., a Barbados corporation that was dissolved on December 31, 2013;
"Adira Energy" means Adira Energy Holding Corp., an Ontario corporation (formerly Adira Energy Corp.);
"Adira Geo" means Adira Geo Global Ltd., an Israeli corporation that was voluntarily deregistered and liquidated in December 2015;
"Adira Group" means Adira together with: (a) its wholly-owned subsidiary, Adira Energy; (b) its wholly-owned indirect (through Adira Energy) subsidiaries, Adira Israel, Adira Services (voluntarily dissolved in February 2016), Adira Technologies (voluntarily dissolved in July 2015), Adira Energy CBM Ltd., and Adira Energy Holdings (Barbados) Ltd. (which wholly owned Adira Barbados until Adira Barbados was dissolved on December 31, 2013); and (c) Adira's 60% indirect (through Adira Energy) subsidiary, Adira Geo (voluntarily dissolved in December 2015);
 "Adira Israel" means Adira Energy Israel Ltd., an Israeli corporation;
"Adira Services" means Adira Energy Israel Services Ltd., an Israeli corporation that was voluntarily deregistered and liquidated in February 2016;
"Adira Technologies" means Adira Oil Technologies Ltd., an Israeli corporation that was voluntarily deregistered and liquidated in July 2015;
"We", "us", "our", and the "Company" mean collectively and individually, the companies that form the Adira Group; and
"AMG" refers to AMG Oil Ltd. which was the name of Adira prior to its change of name to Adira Energy Ltd. on December 17, 2009.
Adira and Adira Energy have historically used U.S. dollar as their reporting currency. All references in this document to "dollars" or "$" are to United States dollars and all references to "CDN$" are to Canadian dollars, unless otherwise indicated.
Unless otherwise provided, all references in this annual report to numbers of Adira's common shares reflect the 1-for-3 reverse stock split which took place on August 9, 2013.
Except as noted, the information set forth in this Form 20-F is as of December 31, 2015 and all information included in this document should only be considered correct as of such date.

NOTE REGARDING FORWARD LOOKING STATEMENTS
Much of the information included in this Form 20-F includes or is based upon estimates, projections or other "forward looking statements". Such forward looking statements include any projections or estimates made by us and our management in connection with our business operations. These statements relate to future events or our future financial performance.  Generally, any statements contained herein that are not statements of historical facts may be forward–looking statements.  In some cases you can identify forward-looking statements by terminology such as "may", "should", "expects", "plans", "anticipates", "believes", "estimates", "predicts", "potential" or "continue or the negative of those terms or other comparable terminology. While these forward-looking statements, and any assumptions upon which they are based, are made in good faith and reflect our current judgment regarding the direction of our business, actual results will almost always vary, sometimes materially, from any estimates, predictions, projections, assumptions or other future performance suggested herein.  Such estimates, projections or other forward looking statements involve various risks and uncertainties and other factors, including the risks in the section titled "Risk Factors", below, that may cause our actual results, levels of activities, performance or achievements to be materially different from any future results, levels of activity, performance or achievements expressed or implied by these forward-looking statements. We caution the reader that important factors in some cases have affected and, in the future, could materially affect actual results and cause actual results to differ materially from the results expressed in any such estimates, projections or other forward looking statements. Although we believe that the expectations reflected in the forward-looking statements are reasonable, we cannot guarantee future results, levels of activity, performance or achievements. Except as required by applicable law, including the securities laws of the United States, we do not intend to update any of the forward-looking statements to conform those statements to actual results.
In particular, without limiting the generality of the foregoing disclosure, the statements contained in Item 4.B. – "Business Overview", Item 5 – "Operating and Financial Review and Prospects" and Item 11 – "Quantitative and Qualitative Disclosures About Market Risk" are inherently subject to a variety of risks and uncertainties that could cause actual results, performance or achievements to differ significantly.
PART I
ITEM 1 - IDENTITY OF DIRECTORS, SENIOR MANAGEMENT AND ADVISERS
Not applicable.
ITEM 2 - OFFER STATISTICS AND EXPECTED TIMETABLE
Not applicable.
ITEM 3 - KEY INFORMATION
A. Selected Financial Data
Adira Energy
Until recently, Adira was carrying on business as an oil and gas exploration company with a focus on early-stage exploration in the State of Israel. The focus of the Company has changed as detailed below. The Company's current trading symbol on the TSX Venture Exchange (the "Exchange") is "ADL". The Company also trades on the OTC Bulletin Board with the trading symbol "ADENF" and on the Frankfurt Stock Exchange with the trading symbol "OAM1".

Our Company had an option (the "Yam Hadera Option") to acquire up to a 15% participating interest in the Yam Hadera license (the "Yam Hadera License") from Modiin Energy LP ("MELP"). The Yam Haera license is located 30 kilometers offshore Israel, between Hadera and Haifa. The Yam Hadera Option was exercisable until 14 days prior to the signing of a rig contract for the Yam Hadera License.  On September 22, 2014, the Petroleum Commissioner advised MELP that the Yam Hadera License had expired, without further extension being granted, due to the milestones in their work program not being achieved. On October 22, 2014, MELP sent a letter of appeal to the decision with the Minister of Energy and Water; however, in December 2015, MELP was notified that their appeal was denied and that the license has expired.

In light of the expiry of the Yam Hadera License, we have determined that we should terminate our oil and gas exploration business as of December 31, 2015.  We are now a shell company as defined in Rule 12b-2 of the Exchange Act.

Letter of Intent

In anticipation of the possibility that MELP's appeal in respect of the Yam Hadera License would be denied by the Minister of Energy and Water, and given the increasing challenging market conditions for oil and gas exploration throughout 2015, our Company's management had been looking for additional business opportunities.  On November 5, 2015, the Company and SMAART Holdings Inc. ("SMAART") and the shareholders of SMAART entered into a letter of intent (the "LOI") pursuant to which SMAART and Adira will complete a transaction (the "Transaction"), pursuant to which the resulting corporation (the "Resulting Issuer") will continue to be listed on the TSX Venture Exchange (the "TSXV").

SMAART is a British Columbia based corporation that owns a Nevada, USA subsidiary, SMAART Holdings Corp., which in turn owns the following active subsidiaries:

(i)	Empower Healthcare Corporation ("EHC") is an Oregon based corporation that provides physician services to patients. EHC focuses on pain management services and is a pioneer in the recommendation of cannabis based products to its patients.

(ii)	The Hemp & Cannabis Company ("THCC") is an Oregon corporation. THCC owns and leases real estate that was used to cultivate cannabis with state licenses in both Oregon and Washington.

(iii)	SMAART Inc. is an Oregon corporation that provides administrative services to SMAART owned companies.

(iv)	The Hemp & Cannabis Company (Washington) owns a property in Washington state that previously was used to cultivate cannabis on behalf of clinic patients.

The Transaction is subject to a number of conditions typical in a transaction of this nature, including without limitation, the approval by at least 66 2/3% of the votes cast by Adira shareholders at a special meeting of Adira shareholders to approve the Transaction and the approval of the TSXV. On closing of the Transaction, it is expected that current shareholders of Adira will own 10% of the Resulting Issuer, while the current shareholders of SMAART will own the remaining 90%.

In connection with the Transaction, Adira has advanced US$25,000 to SMAART to meet the SMAART's ongoing working capital requirements pending the completion of this transaction.  It is anticipated that a further sum of up to US$75,000 will be advanced upon receiving the approval of the TSXV following the submission of a filing package by Adira with respect to the Transaction.  Finally, an additional US$100,000 will be advanced to SMAART upon the receipt of the conditional approval of the TSXV with respect to the Transaction. These loan advances are and will be secured on the assets of SMAART.
In addition, SMAART intends to complete a financing to close concurrently with the completion of the Transaction whereby net proceeds of at least $2,400,000 CDN are raised. Such funds will be available as working capital for the Resulting Issuer.

The Board of Directors of the Resulting Issuer will initially consist of seven directors, five of which shall be nominated by SMAART and two of which shall be nominated by Adira.

On August 9, 2013, we completed a reverse stock split (the "Consolidation") of our common shares on the basis of one new common share for every three old common shares. The Consolidation was effective for trading purposes on August 13, 2013.
Effective September 29, 2014, we completed a second reverse stock split (the "Second Consolidation") of our common shares on the basis of one new common share for every five old common shares.
The selected historical information presented in the table below for the years ended December 31, 2015, 2014, 2013, 2012 and 2011 are derived from the audited consolidated financial statements of Adira for such period, and have been prepared in accordance with International Financial Reporting Standards ("IFRS") as issued by the International Accounting Standards Board ("IASB").  The selected financial information presented below should be read in conjunction with the audited consolidated financial statements and the notes thereto of Adira Group, and with the information appearing under each of Item 4 – "Information on the Company" and Item 5 – "Operating and Financial Review and Prospects" of this Form 20-F. All financial data presented in this Form 20-F are qualified in their entirety by reference to the consolidated financial statements and their notes.

  U.S. dollars in thousands, except share and per share data

		Year Ended December 31,
	2015	2014	2013	2012	2011
		($ thousands)
Balance Sheet Data
Cash and cash equivalents	124	334	617	2,394	8,094
Total Assets	163	409	3,226	15,340	10,247
Total Liabilities	237	223	3,803	10,330	1,421
Total Shareholders' Equity (deficit)	(74)	186	(577)	5,010	8,826

			Year ended December 31
	2014		2014		2013		2012		2011
	$		$		$		$		$
Operating Data
Revenues and other income		-		-		17		1,889		1,323

Expenses:
Exploration expenses		-		-		677		1,026		5,018
General and administrative expenses		349		602		2,813		5,304		5,031
Gain on settlement of accounts payable and others payables		(25)		(1,374)		-		-		-
Impairment charge		-		-		5,168		7,810		1,226

Total expenses		324		(772)		8,658		14,140		11,275

Operating profit (loss)		324		772		(8,641)		(12,251)		(9,952)

Financing income		-		-		3,027		2,480		43
Loss on foreign exchange		(23)		(37)		(30)		(745)		(109)
Gain on revaluation of warrant liability		78		-		-		-		-
Issuance expenses						-		-		-

Profit (loss) before income taxes		(269)		735		(5,644)		(10,516)		(10,018)

Income taxes		-		-		-		(41)		(33)

Net profit (loss) and comprehensive profit (loss)		(269)		735		(5,644)		(10,557)		(10,051)

Basic and diluted net loss per share attributable to equity holders of the parent		0.02		0.06		(0.47)		(1.19)		(1.51)
Weighted average number of common shares used in computing basic and diluted net loss per share		15,439,508		12,158,302		12,052,073		2,954,241		2,151,407
  Adira has never declared or paid any cash or other dividends.

B. Capitalization and Indebtedness
Not applicable.
C. Reasons for the Offer and Use of Proceeds
Not applicable.
D. Risk Factors
An investment in our securities is highly speculative and involves a high degree of risk.  Our Company may face a variety of risks that may affect our operations or financial results and many of those risks are driven by factors that we cannot control or predict. Before investing in our company's securities, investors should carefully consider the following risks. The risks and uncertainties described below are not the only risks and uncertainties that we face or that an investment in our securities entails. Additional risks and uncertainties not presently known to us or that we currently deem immaterial may also impair our business operations. Any of the following risks could materially and adversely affect our business, financial condition, prospects and results of operations. In that case, investors may lose all or a part of their investment. The risks discussed below also include forward-looking statements and the out actual results may differ substantially from those discussed in these forward-looking statements. See ''Note Regarding Forward Looking Statements" and "Operating and Financial Review and Prospects".
Risks Associated with the Company
Our independent auditors have referred to circumstances which might result in doubt about our ability to continue as a going concern, which may hinder our ability to obtain future financing.
At December 31, 2015, we had an accumulated deficit of $34.1 million.  These circumstances raise doubt about our ability to continue as a going concern, as described in the Note 1 to our consolidated financial statements for the year ended December 31, 2015, which are included herein.  Although our consolidated financial statements refer to circumstances which might raise doubt about our ability to continue as a going concern, they do not reflect any adjustments that might result if we are unable to continue our business.
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

All of our assets are currently outside the United States, with the result that it may be difficult for investors to enforce within the United States any judgments obtained against us or some of our directors or officers.
All of our assets are currently located outside the United States.  In addition, some of our directors and/or officers are nationals and/or residents of countries other than the United States, and all or a substantial portion of such persons' assets are located outside the United States.
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
As disclosed elsewhere in this annual report, we have entered into a non-binding letter of intent that contemplates our acquisition of SMAART Holdings Inc. ("SMAART"), a private British Columbia corporation that, through its direct and indirect subsidiaries, is involved in the medical marijuana industry primarily in the States of Oregon and Washington.  If we are successful in consummating our acquisition of SMAART, we expect that we will be required to hire consultants and employees to carry out the operations of the Resulting Issuer.  Such growth, if any, will place significant strain on our current personnel, systems and resources.  We believe that we will also be required to improve our management, technical, information and accounting systems, controls and procedures.  We may not be able to maintain the quality of our operations, control our costs, continue complying with all applicable regulations and expand our internal management, technical information and accounting systems to support our desired growth.  If we fail to manage our anticipated growth effectively, our business could be adversely affected.

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
Risks Associated with Our Business
The consummation of our proposed acquisition of SMAART is subject to a number of contingencies and cannot be assured.
Our proposed acquisition of SMAART is contemplated by a non-binding letter of intent, and the transaction is subject to a number of conditions typical in a transaction of this nature, including without limitation, the approval by at least 66 2/3% of the votes cast by Adira shareholders at a special meeting of Adira shareholders to approve the transaction and the approval of the TSXV.  There is no assurance that our acquisition of SMAART will proceed.  We have no other business prospects at this time, and if we are not successful in completing our proposed acquisition of SMAART, our Company may be left with inadequate resources to seek out and evaluate other opportunities.
Assuming we are successful in consummating our acquisition of SMAART, our future success will be dependent on additional states legalizing medical marijuana.
Assuming we are successful in consummating our acquisition of SMAART, our future success will depend on the continued development of the medical marijuana market, and on our ability to penetrate that market.  More than 20 states and the District of Columbia have legalized medicinal usage of marijuana.  However, continued development of the medical marijuana market is dependent upon continued legislative authorization of marijuana at the state level for medical purposes and, in certain states, including Oregon, based on the specifics of the legislation passed in that state, on local governments authorizing a sufficient number of dispensaries.  Any number of factors could slow or halt the progress.  Further, progress, while encouraging, is not assured and the process normally encounters set-backs before achieving success.  While there may be ample public support for legislative proposal, key support must be created in the legislative committee or a bill may never advance to a vote.  Numerous factors impact the legislative process.  Any one of these factors could slow or halt the progress and adoption of marijuana for medical purposes, which would limit the market for our products and negatively impact our business and revenues.
The alternative medicine industry faces strong opposition.
It is believed by many that well-funded, significant businesses may have a strong economic opposition to the medical marijuana industry as currently formed.  We believe that the pharmaceutical industry clearly does not want to cede control of any compound that could become a strong selling drug.  For example, medical marijuana will likely adversely impact the existing market for Marinol, the current "marijuana pill" sold by mainstream pharmaceutical companies.  Further, the medical marijuana industry could face a material threat from the pharmaceutical industry should marijuana displace other drugs or simply encroach upon the pharmaceutical industry's market share for compounds such as marijuana and its component parts.  The pharmaceutical industry is well funded with a strong and experienced lobby that eclipses the funding of the medical marijuana movement.  Any inroads the pharmaceutical industry makes in halting or rolling back the medical marijuana movement could have a detrimental impact on the market for our products and thus on our business, operations and financial condition.
Marijuana remains illegal under U.S. federal law.
Marijuana remains illegal under U.S. federal law.  It is a Schedule-I controlled substance.  Even in those jurisdictions in which the use of medical marijuana has been legalized at the state level, its prescription is a violation of federal law.  The United States Supreme Court has ruled in United States v. Oakland Cannabis Buyers' Coop. and Gonzales v. Raich that it is the federal government that has the right to regulate and criminalize cannabis, even for medical purposes.  Therefore, federal law criminalizing the use of marijuana trumps state laws that legalize its use for medicinal purposes.  At present the states are standing tall against the federal government, maintaining existing laws and passing new ones in this area.  This may be because the Obama administration has made a policy decision to allow states to implement these laws and not prosecute anyone operating in accordance with applicable state law.  However, we are facing another presidential election cycle in 2016, and a new administration could introduce a less favorable policy.  A change in the federal attitude towards enforcement could cripple the industry.

We may have difficulty accessing the service of U.S. banks.
As discussed above, the use of marijuana is illegal under federal law.  Therefore, if we are successful in consummating our acquisition of SMAART, there is a compelling argument that U.S. banks would not be able to accept for deposit funds from the drug trade and therefore would not be able to do business with our Company.  On February 14, 2014 the U.S. Department of the Treasury Financial Crimes Enforcement Network ("FinCEN") released guidance to banks "clarifying Bank Secrecy Act ("BSA") expectations for financial institutions seeking to provide services to marijuana-related businesses."  In addition, U.S. Rep. Jared Polis (D-CO) has introduced proposed legislation in Congress that contemplates, among other things, the removal of marijuana from the Controlled Substance Act schedules.  While these are positive developments in this regard, there can be no assurance this legislation will be successful, that even with the FinCEN guidance that banks will decide to do business with medical marijuana retailers, or that in the absence of actual legislation state and federal banking regulators will not strictly enforce current prohibitions on banks handling funds generated from an activity that is illegal under federal law.  If, in the future, we are unable to open accounts and otherwise use the service of U.S. banks, our ability to carry on business in the United States may become untenable.
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
Based on the fact that substantially all of our activities were taking place in Canada and all of our assets were located in Canada at the time of our migration, we have taken the position that we had substantial business activity in Canada in relation to our worldwide activities at the time of the migration and that Section 7874(b) did not apply to cause us, after the migration, to be subject to U.S. federal income tax on our worldwide income.  There is limited guidance as to what "substantial business activity" is "when compared to our worldwide activities."  Accordingly, the position adopted by us may be challenged by the U.S. tax authorities with the result that we may be subject to U.S. federal income taxes on our worldwide activities.  In addition to U.S. federal income taxes, were Section 7874(b) to apply to us, we could be subject to penalties for failure to file U.S. federal income tax returns, late fees and interest on past due taxes.  Furthermore, if Section 7874(b) were to apply to us, our non-U.S. shareholders may be subject to adverse U.S. federal income tax consequences such as the assessment of U.S. federal income withholding taxes on dividends paid by us.  Each shareholder should consult its own tax advisor regarding the foregoing rules.

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
We are now considered a shell company; as such our stock cannot be sold pursuant to Rule 144 at this time.
We are now a shell company as defined in Rule 405 under the Securities Act.   As such, pursuant to Rule 144(i) under the Securities Act, our shares will not be able to be sold pursuant to Rule 144 until we cease to be considered a shell company and twelve months have elapsed from the date we have filed adequate information (Form 10 information) with the SEC disclosing that we are not longer a shell company.
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
In the past, companies that have experienced volatility in their value have been the subject of securities class action litigation.  We might become involved in securities class action litigation in the future.  Such litigation often results in substantial costs and diversion of management's attention and resources and could have a material adverse effect on our business, financial condition and results of operation.
An investment in our Company will likely be diluted.

We may issue a substantial number of our common shares without investor approval to raise additional financing and we may consolidate the current outstanding common shares.  Any such issuance or consolidation of our securities in the future could reduce an investor's ownership percentage and voting rights in us and further dilute the value of your investment.
If we are a "passive foreign investment company" at any time that a U.S. shareholder holds our common shares, such U.S. shareholder may be subject to adverse U.S. federal income tax consequences
Acquiring, holding or disposing of our common shares may have tax consequences under the laws of Canada and the United States that are not disclosed in this Form 20-F.  In particular, potential investors that are U.S. taxpayers should be aware that we may be considered a "passive foreign investment company" (a "PFIC") under Section 1297(a) of the U.S. Internal Revenue Code (the "Code") with respect to U.S. shareholders. A non-U.S. corporation is classified as a PFIC under the Code for each tax year in which (i) 75% or more of its gross income is passive income (as defined for U.S. federal income tax purposes) or (ii) on average for such tax year, 50% or more (by value) of its assets either produces or is held for the production of passive income. The tax rules applicable to PFICs are very complex and, in some cases, uncertain. Each U.S. investor should consult its own tax advisor with respect to such rules. If our Company is a PFIC for any year during a U.S. taxpayer's holding period, then such taxpayer may be required to treat any gain recognized by such person upon a sale or disposition of our common shares as ordinary (rather than capital) income, and any resulting U.S. federal income tax may be increased by an interest charge. Rules similar to those applicable to dispositions will generally apply to certain amounts treated as "excess distributions" in respect of the common shares.
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
ITEM 4 INFORMATION ON THE COMPANY
We are a Canadian corporation existing under the Canada Business Corporations Act (the "CBCA") which conducts business as an oil and gas exploration company with operations in the State of Israel.  We have been granted certain petroleum licenses from the State of Israel, as more particularly described below in Item 4B – "Business Overview".
We presently do not have any oil and gas reserves, do not produce any oil or gas and do not earn any significant revenues.
A. History and Development of the Company
Name
Our legal and commercial name is Adira Energy Ltd.
Principal Office
Our principal office is located at 20 York Mills Road, Suite 4000, Toronto, Ontario, Canada, M2P 2C2.  Our telephone number is (416) 361 2216.

Incorporation and Continuation
We are a Canadian corporation existing under the CBCA.
We were incorporated on February 20, 1997 under the name "Trans New Zealand Oil Company" by filing our Articles of Incorporation with the Secretary of State of Nevada.  We changed our name to "AMG Oil Ltd." on July 27, 1998.  On December 17, 2009, we changed our name to "Adira Energy Ltd."  Our fiscal year end is December 31.
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
Our common shares are registered under Section 12(g) of the Exchange Act.  Our current trading symbol on the OTC Bulletin Board (the "OTCBB") is "ADENF" and our current trading symbol on the TSX Venture Exchange (the "TSXV") is "ADL".
Acquisition of Adira Energy
We completed the acquisition of Adira Energy, a company incorporated in the Province of Ontario, on August 31, 2009.  As a result, we are now the owner of all the issued and outstanding shares of Adira Energy and we ceased to be a "shell company", as defined in Rule 12b-2 of the Exchange Act.  The acquisition was completed pursuant to a securities exchange agreement dated August 4, 2009 among Adira, Adira Energy and Dennis Bennie, Ilan Diamond and Alan Friedman, as principal shareholders, and concurrent securities exchange agreements among Adira and each of the minority shareholders of Adira Energy.  We issued an aggregate of 39,040,001 pre-Consolidation common shares to the shareholders of Adira Energy as consideration for the acquisition of Adira Energy.
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
Capital Expenditures and Divestitures
During the year ended December 31, 2015, we did not incur any capital expenditures and we disposed of property and equipment in the net amount of approximately $3 thousand which relates primarily to office furniture and computer equipment.
Takeover Offers
We are not aware of any indication of any public takeover offers by third parties in respect of our common shares during our last and current financial years.

B. Business Overview
We were an oil and gas exploration company focused on early-stage exploration in the State of Israel.  During 2015 Oil and Gas Offshore Israel licenses in which we held options, all expired. As discussed above, we are focusing on completing a transaction with SMAART.

Drilling Activity
As of the date of this Form 20-F, no drilling activity is being carried out. During the past three fiscal years, we have had no productive wells.
Effects of Government Regulations
See Item 3D - "Risk Factors".
C. Organizational Structure
The following sets out the current organizational structure of Adira and its significant subsidiaries:

Notes:
(1.) Adira Energy Ltd. is a holding corporation and is the registered and beneficial owner of 100% of Adira Energy Holding Corp. Adira Energy Ltd.
(2.) Adira Energy Holding Corp. is a holding corporation and is the registered and beneficial owner of Adira's foreign subsidiary, Adira Energy Israel Ltd.
      During 2015, the other foreign subsidiaries will have liquidated.
(3.) Adira Energy Israel Ltd. is currently inactive.

D. Property, Plant and Equipment
(a) Corporate Office
Our executive offices located at 20 York Mills Road, Suite 4000, Toronto, Ontario, Canada, M2P 2C2.
 (b) Special Skill and Knowledge
Dennis Bennie, our Chairman and Alan Friedman, our Executive Vice President – Corporate Development, have significant experience in evaluating and executing transaction similar to the one with SMAART.

(c) Foreign Operations
During the fiscal years ended December 31, 2015, 2014, and 2013, all of our oil and gas exploration activities were in the State of Israel.
(d) Competitive Conditions
We are currently a shell company, and do not have exposure to any competitive conditions.
(e) Dependence on Customers and Suppliers
We have no active business operations.  As such, we are not dependent upon a concentration of customers or suppliers.
(f) Environmental Protection and Policies
We currently do not have exposure to any environmental protection requirements and policies.  In particular, we are now aware of any exposure to environmental protection requirements in relation to our discontinued oil and gas exploration activities.
ITEM 5 OPERATING AND FINANCIAL REVIEW AND PROSPECTS
The following is a discussion and analysis of our activities, consolidated results of operations and financial condition as of and for the year ended December 31, 2015.  It should be read in conjunction with our audited consolidated financial statements and related notes for the year ended December 31, 2015.  Our financial statements have been prepared in accordance with IFRS as issued by the IASB.
A. Operating Results
Results of Operations
Consolidated results of operations for the year ended December 31, 2015 compared to the year ended December 31, 2014.

General and Administrative Expenses

For the year ended December 31, 2015, general and administrative expenses amounted to $349 thousand as compared to $602 thousand for year ended December 31, 2014. The decrease in general and administrative expenses in 2015 resulted primarily from significant reduction in compensation to officers of the Company and a decrease in rent.
Gain on settlement of accounts payable and others payables

For the year ended December 31, 2015 the Company recorded a gain on settlement of $25 thousand, arising from settlement agreements reached with suppliers which were lower than the obligations recorded as of December 31, 2014.
Financing Income/Expense and Gain on Foreign Exchange
For the year ended December 31, 2015, loss on foreign exchange was $23 thousand as compared to $37 thousand for the year ended December 31, 2014.  The Company is exposed to financial risk related to the fluctuation of foreign exchange rates. The Company's recently discontinued oil and gas exploration business activities were operated in Israel, most of its monetary assets are held in U.S. dollars and most of its expenditures are made in U.S. dollars. However, it also has expenditures in NIS and Canadian dollars. The Company has not hedged its exposure to currency fluctuations.

The gain on revaluation of warrant liability for the year ended December 31, 2015 was $78 thousand and results from the warrants issued in May 2015 that are denominated in Canadian dollars, while our functional currency is US dollars; therefore, the fair value of the warrants are classified as a financial liability which is re-measured to fair value at the end of each reporting period. The changes in fair value are included in gain on revaluation of warrant liability. For the year ended December 31, 2014, the amount was Nil.
Net Profit
The Company reported a net loss and comprehensive loss for the year ended December 31, 2015 of $269 thousand as compared to a net profit and comprehensive profit of $735 thousand for year ended December 31, 2014. The loss in 2015 is as a result of the Company incurring general and administrative expenses with no corresponding income. The primary reason for profit in 2014 is as a result of the Company's ability to significantly reduce general and administration expenses, and for Adira Israel to obtain significant discounts from settlement agreements reached with suppliers which were lower than the obligations recorded as of December 31, 2013.
Consolidated results of operations for the year ended December 31, 2014 compared to the year ended December 31, 2013.
Revenues and Other Income
	Year ended December 31,
	2014	2013
	U.S. dollars in thousands

Consulting	$-	$7
Operator fees	-	5
Other Income	-	5
	$-	$17

We did not earn any Revenues or Income in 2014
Consulting fees relate to consulting services in respect of the Offshore Licenses and the Samuel License on a "time and materials" basis. For the year ended December 31, 2013, we earned consulting fees of $7 thousand from operations prior to the time that we ceased the drilling program on Gabriella.
Operator fees relate to fees we received as the operator on the Offshore Licenses and the Samuel License, at a fixed rate of the total exploration costs incurred by the respective unincorporated joint ventures. For the year ended December 31, 2013, we earned operator fees of $5 thousand.
Expenses
Exploration Expenses
For the year ended December 31, 2014, exploration expenses amounted to nil as compared to $677 thousand for year ended December 31, 2013. The decrease in exploration expenses in 2014 reflects our decision to suspend operations on all of our licenses in early 2013.
General and Administrative Expenses
For the year ended December 31, 2014, general and administrative expenses amounted to $602 thousnad as compared to $2.8 million for year ended December 31, 2013. The decrease in general and administrative expenses in 2014 resulted primarily from the decrease of our exploration activities since the suspension of operations on all of our licenses. We have taken active steps to reduce all general and administrative expenses, including salaries, rent and other office expenses.

Gain on settlement of accounts payable and others payables
For the year ended December 31, 2014 the Adira Israel recorded a gain on settlement of $1,374 thousand, arising from settlement agreements reached with suppliers which were lower than the obligations recorded as of December 31, 2013
Impairment Charge
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
Financing Income/Expense
For the year ended December 31, 2014, financing income amounted to nil as compared to $3 million for the year ended December 31, 2013, loss on foreign exchange of $37 thousand for the year ended December 31, 2014 as compared to $30 thousand for the year ended December 31, 2013.
Financing Income results from the warrants issued in the August Offering (as defined below) that are denominated in Canadian dollars, while our functional currency is US dollars; therefore, the fair value of the warrants are classified as a financial liability which is adjusted to reflect fair value at the end of each period.  The changes in fair value are included in financing income/expenses. For the year ended December 31, 2014, the amount is income of nil as compared to $3.0 million for the year ended December 31, 2013.
Net Profit
We reported a net profit and comprehensive profit for the year ended December 31, 2014 of $735 thousand as compared to a net loss and comprehensive loss of $5.6 million for year ended December 31, 2013. The primary reason for profit is as a result of our ability to significantly reduce general and administration expenses, and to obtain significant discounts from settlement agreements reached with suppliers which were lower than the obligations recorded as of December 31, 2013.
Inflation
During the years ended December 31, 2015, 2014 and 2013, inflation has not had a material impact on our operations.
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
We have an accumulated deficit of $34.1 million as of December 31, 2015, and had negative cash flows from operations of $391 thousand  for the year ended December 31, 2014 ($380 thousand for the year ended December 31, 2014). We no longer hold any interests in any oil and gas exploration projects.  Our ability to continue as a going concern depends upon our ability to complete our acquisition of SMAART and to obtain financing to continue our operations.
There can be no assurance that we will be able to continue to raise funds in which case we may be unable to meet its obligations.  We are considering various alternatives with respect to raising additional capital to remedy any future shortfall in capital, but to date has made no specific plans or arrangements.
Year ended December 31, 2015 compared to year ended December 31, 2014
During the year ended December 31, 2014, the Company's overall position of cash and cash equivalents decreased by $210 thousand. This decrease in cash can be attributed to the following activities:
The Company's net cash used in operating activities during the year ended December 31, 2015 was $441 thousand as compared to $380 thousand for the year ended December 31, 2014. This increase is primarily as a result of a decrease in accounts payable.
Cash used in investing activities during the year ended December 31, 2015 was $15 thousand as compared to cash generated from investing activities of $37 thousand during the year ended December 31, 2014. The use of cash in 2015 relates primarily to the granting of a loan in the amount of $25 thousand to SMAART as part of the Transaction, off-set by the decrease of restricted cash during the same period.
Cash provided by financing activities for the year ended December 31, 2015 was $196 thousand as compared to $60 thousand during the year ended December 31, 2014. The cash provided in 2015 and 2014 is as a result of the completion of two separate private placements of shares.
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
Cash generated from investing activities during the year ended December 31, 2014 was $37 thousand as compared to cash used in investing activities of $234 thousand during the year ended December 31, 2013. The generation of cash from investment activities in 2014 relates to the release of restricted deposits and in 2013 to the sale of equipment and other assets.
Cash provided by financing activities for the year ended December 31, 2014 was $60 thousand as compared to nil during the year ended December 31, 2013. The cash provided in 2014 is as a result of the completion of a private placement of shares.
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
Capital Resources
At December 31, 2014, our cash and cash equivalents were $124 thousand (December 31, 2014 - $334 thousand). The majority of this balance is being held in US Dollars. Our working capital at December 31, 2015 was negative $39 thousand as compared to working capital of $184 thousand at December 31, 2014.
Commitments
We have no commitments to the Ministry of Energy and Water Resources of the State of Israel or any other government authority, and no outstanding contractual commitments, in respect of our expired oil and gas options described in this annual report.
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
•	Share-based payment transactions;
•	Impairment of financial assets; and
•	Warrant liability;
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
The cost of equity-settled transactions is recognized in profit or loss, together with a corresponding increase in equity, during the period which the performance and service conditions are to be satisfied, ending on the date on which the relevant employees become fully entitled to the award (the "vesting period"). The cumulative expense recognized for equity-settled transactions at the end of each reporting period until the vesting date reflects the extent to which the vesting period has expired and our best estimate of the number of equity instruments that will ultimately vest. The expense or income recognized in profit or loss represents the movement in the cumulative expense recognized at the end of the reporting period. No expense is recognized for awards that do not ultimately vest.

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
Warrant liability
As the warrants have an exercise and presentation price denominated in Canadian dollars which differs from the Company's functional currency they do not qualify for classification as equity.  These warrants have been classified as warrant liability and are recorded initially at the fair value and revalued at each reporting date, using the Black-Scholes valuation method.  Changes in fair value for each period are included in comprehensive profit and loss for the period.
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
We have no contractual obligations as of December 31, 2015.
G. Safe Harbor
Not applicable.
ITEM 6                                DIRECTORS, SENIOR MANAGEMENT AND EMPLOYEES
A. Directors and Senior Management
The size of Adira's Board of Directors (the "Board") is currently set at four.  All of Adira's directors are elected annually by the shareholders and hold office until the next annual general meeting or until their successors are duly elected and qualified, unless their office is earlier vacated in accordance with the CBCA and Adira's articles of incorporation.
The following table sets forth information relating to the directors and senior management of Adira as at the date of this Form 20-F:

Name(1)	Position
Dennis Bennie(2)(3)	Director and Chairman
Alan Friedman(2)	Director and Executive Vice-President, Corporate Development
Alan Rootenberg(2)(3)	Director
Gadi Levin	Chief Executive Officer Chief Financial Officer Secretary
Notes:
(1)	Neither age nor date of birth of directors or senior managers is required to be reported in our home country (Canada) nor otherwise publicly disclosed.
(2)	Member of Audit Committee.
(3)	"Independent" for purposes of National Instrument 52-110– Audit Committees ("NI 52-110").
Directors and Senior Management of the Subsidiaries
The following table sets out the directors and senior management of Adira's significant subsidiaries as of the date of this Form 20-F, provides the person's name, location of residence, position(s) held with the entity, principal occupation during the last five years and if a director, the date on which the person became a director.  None of the directors and senior management listed below beneficially own, control or direct, directly or indirectly, any common shares of any subsidiary listed below.

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

Mr. Gadi Levin. Mr. Levin became Adira's Chief Executive Officer on September 1, 2015. Mr. Levin became Chief Financial Officer of Adira's subsidiaries in July 2010, Secretary of Adira in August 2010, and was appointed as Adira's Chief Financial Officer in January 2011. He served as the Acting Principal Executive Officer of Adira during the interim period from the effective date of the termination of February 24, 2012, to February 27, 2012. Mr. Levin previously served as the Vice President of Finance and Chief Financial Officer for two Israeli investment houses in the fields of private equity, hedge funds and real estate (July 2008 to December 2009 and January 2010 to June 2010, respectively). For the five years prior to that he worked as a financial consultant. Mr. Levin began his career at the accounting firm, Arthur Andersen, where he worked in the Cape Town, London and Tel Aviv offices for nine years. He has a Bachelor of Commerce degree in Accounting and Information Systems from the University of the Cape Town, South Africa, and a post graduate diploma in Accounting from the University of South Africa. He received his Chartered Accountant designation in South Africa and has an MBA from Bar Ilan University in Israel.
Alan Friedman's wife is the niece of Dennis Bennie. Other than that relationship, no director or any member of senior management has any family relationships with any other director or manager.
Cease trade orders, bankruptcies, penalties or sanctions
For the purposes of this section, "order" means a cease trade order; an order similar to a cease trade order; or an order that denied the relevant company access to any exemption under securities legislation that was in effect for a period of more than 30 consecutive days.
To the best of our knowledge, other than as disclosed below, no director or executive officer of Adira is, as at the date hereof, or has been, within the 10 years before the date hereof, a director, chief executive officer or chief financial officer of any corporation (including Adira) that:
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
To the best of our knowledge, no director or executive officer of Adira, or a shareholder holding a sufficient number of Adira's securities to affect materially the control Adira, has been subject to:

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
Our directors and officers are aware of the existence of laws governing accountability of directors and officers for corporate opportunity and requiring disclosures by directors of conflicts of interest and we will rely upon such laws in respect of any directors and officers' conflicts of interest or in respect of any breaches of duty by any of its directors or officers. All such conflicts will be disclosed by such directors or officers in accordance with the CBCA and they will govern themselves in respect thereof to the best of their ability in accordance with the obligations imposed upon them by law.
Promoters
Alan Friedman, Ilan Diamond (formerly the Chief Executive Officer and a director of the Company,) and Dennis Bennie took the initiative in organizing the Company and may be considered to have been promoters of the Company. See Item 6E - Share Ownership for details of the shareholdings of such individuals.
B. Compensation
During the year ended December 31, 2015, we paid aggregate remuneration to our directors and officers as a group who served in the capacity of director or executive officer during such year of approximately $84 thousand of which $38 thousand relates to salaries and share based compensation to executive officers and $45 thousand relates to consulting fees and share based compensation to directors.
Executive Compensation
Compensation Discussion and Analysis
In assessing the compensation of our Company's executive officers, we do not have in place any formal objectives, criteria or analysis; instead, we rely mainly on Board discussion. Currently, any material commitments, inclusive of remuneration, are required to be pre-approved by the Board.
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
We have no other forms of compensation, although payments may be made from time to time to individuals or companies they control for the provision of consulting services. Such consulting services are paid for at competitive industry rates for work of a similar nature by reputable arm's length services providers.
We have no compensatory plan, contract or arrangement where an executive officer is entitled to receive more than $100,000 to compensate such executive officers in the event of resignation, retirement or other termination, a change of control of Adira or a change in responsibilities following a change in control, other than as described in this Form 20-F.

Summary Compensation Table

The following table provides a summary of compensation that we paid to our senior management during the fiscal year then ended December 31, 2015 (in thousands of US Dollars):

Names and Principal Position	Salary ($)	Share-Based Awards ($)	Option-Based Awards ($)	Non-Equity Incentive Plan Compensation ($)		Pension Value ($)	All Other Compensation ($)	Total Compensation ($)
				Annual incentive plans	Long-term incentive plans
Gadi Levin, Chief Financial Officer	18	1	-	-	-	-	-	19
Alan Friedman, Executive Vice President, Corporate Development	19	-	-	-	-	-	-	19
Option Based Awards
Stock options are granted to provide an incentive to our directors, officers, employees and consultants to achieve our longer-term objectives; to give suitable recognition to the ability and industry of such persons who contribute materially to our success; and to attract and retain persons of experience and ability, by providing them with the opportunity to acquire an increased proprietary interest in Adira. We award stock options to our executive officers based upon the recommendation of the Board, which recommendation is based upon the Compensation Committee's review of a proposal from the President and CEO. Previous grants of incentive stock options are taken into account when considering new grants.
We have a stock option plan for the granting of incentive stock options to the officers, employees, consultants and directors. See Item 6E - "Share Ownership – Equity Compensation Plans" for more information.
Director Compensation
We have no arrangements, standard or otherwise, pursuant to which Directors are compensated by for their services in their capacity as Directors, or for committee participation, involvement in special assignments or for services as consultant or expert during the most recently completed financial year or subsequently, up to and including the date of this Form 20-F, except for the consulting fees described in Item 7.B – "Related Party Transactions" of this Form 20-F.

Long-Term Incentive Plan Awards
We did not make any long-term incentive plan awards during the years ended December 31, 2015 and 2014.
Pension, Retirement or Similar Benefits
We have amounts set aside to provide for pension, retirement or similar benefits.
Employment Agreements
We have entered into employment agreements with certain of our officers. The agreements contain, among other things, confidentiality, non-solicitation and non-competition covenants that will apply during the term of each officer's employment and for a specific period of time after termination of their employment.
As of the date of this Annual Report, we have employment agreements with the following officers of Adira:
Mr. Dennis Bennie – Co-Chairman
Effective August 31, 2009, Adira entered into an agreement with Mr. Bennie pursuant to which Mr. Bennie agreed to provide his services to us in the capacity of Co-Chairman of the Board for a term to continue until terminated (the "Bennie Agreement"). Under the Bennie Agreement, Mr. Bennie is paid an annual salary of CDN$60,000.
The Bennie Agreement contains certain representations, warranties and covenants, including, among other things, standard confidentiality, non-competition and non-solicitation covenants. Pursuant to the Bennie Agreement, each party thereto is entitled to terminate the Bennie Agreement at any time by providing sixty days' written notice. In addition, Adira is entitled to terminate the Bennie Agreement immediately without notice and/or payment in lieu thereof for cause (as defined in the Bennie Agreement).
Furthermore, if the Bennie Agreement is terminated by Adira without cause (as defined in the Bennie Agreement), by Mr. Bennie for good reason (as defined in the Bennie Agreement) or due to a change of control in Adira (as defined in the Bennie Agreement), Mr. Bennie is entitled to a payment equal to twenty four months' salary and 100% of the stock options granted to Mr. Bennie will vest immediately ("Bennie Special Separation Payment").
Notwithstanding the forgoing, effective March 1, 2013, 50% of Mr. Bennie's salary shall accrue and become payable upon the happening of certain prescribed events, including a change of control transaction or a substantial financing.
On May 22, 2015, the Bennie Agreement was terminated including the Bennie Special Separation Payment.  Mr. Bennie continues to serve as the Chairman on the board of directors.
Mr. Alan Friedman – Executive Vice President, Corporate Development
Effective May 1, 2011, Adira entered into a consulting agreement, as amended and restated on December 19, 2012 and as amended further on March 22, 2013, with Rivonia Capital Inc. (the "Friedman Service Company"), a company wholly owned by Mr. Friedman, pursuant to which Mr. Friedman agreed to provide his services to us in the capacity of Executive Vice President of Corporate Development for a term to continue until terminated (the "Friedman Agreement"). Mr. Friedman reports to Adira's CEO. Under the Friedman Agreement, Mr. Friedman is paid a monthly salary of CDN$12,000 (excluding HST).
The Friedman Agreement contains certain representations, warranties and covenants, including, among other things, standard confidentiality, non-competition and non-solicitation covenants. Pursuant to the Friedman Agreement, each party thereto is entitled to terminate the Friedman Agreement at any time by providing sixty days' written notice. In addition, Adira is entitled to terminate the Friedman Agreement immediately without notice and/or payment in lieu thereof for cause (as defined in the Friedman Agreement).

Furthermore, if the Friedman Agreement is terminated by Adira without cause (as defined in the Friedman Agreement), by the Friedman Service Company or Mr. Friedman for good reason (as defined in the Friedman Agreement) or due to a change of control in Adira (as defined in the Friedman Agreement), the Friedman Service Company is entitled to a payment equal to twenty-four months' salary and 100% of the stock options granted to Mr. Friedman will vest immediately ("Rivonia Separation Payment").
Notwithstanding the forgoing, 50% of Mr. Friedman's salary shall accrue and become payable on the happening of certain prescribed events, including but not limited to a change of control transaction or a substantial financing.
Effective August 2014, Mr. Friedman's salary was reduced to CDN$5,500, of which CDN$3,000 is paid monthly, and CDN$2,500 shall accrue and become payable on the happening of certain prescribed events, including but not limited to a change of control transaction or a substantial financing.
On May 22, 2015, the Rivonia Service Agreement was terminated including the Rivonia Separation Payment. Mr. Friedman continued to serve as a director and Executive Vice President, Corporate Development.
Mr. Gadi Levin – Chief Financial Officer
Effective July 21, 2010, Adira Israel entered into an employment agreement with Mr. Levin, as amended on September 13, 2012, and March 13, 2013, pursuant to which Mr. Levin agreed to provide his services to us in the capacity of Chief Financial Officer for a term to continue until terminated (the "Levin Agreement"). Mr. Levin reports to the Adira's CEO. Under the Levin Agreement, Mr. Levin is paid a monthly salary of NIS 51,000 ($13,123, based on an exchange rate of one U.S. dollar into New Israeli Shekel of $1.00 per NIS 3.88, on April 29, 2015, as published by International Monetary Fund) and is entitled to, among other things, a vehicle allowance (through to September 2014)
The Levin Employment Agreement contains certain representations, warranties and covenants, including, among other things, standard confidentiality, non-competition and non-solicitation covenants. Pursuant to the Levin Agreement, each party thereto is entitled to terminate the Levin Agreement at any time by providing two months' written notice. In addition, Adira is entitled to terminate the Levin Agreement immediately without notice and/or payment in lieu thereof for cause (as defined in the Levin Agreement).
If the Levin Employment Agreement is terminated due to a change of control (as defined in the Levin Employment Agreement), by Adira Israel without cause (as defined in the Levin Agreement) or by Mr. Levin for good reason (as defined in the Levin Agreements), Mr. Levin is entitled to a payment equal (i)  twelve months salary and 50% of the unvested stock options granted to Mr. Levin will be accelerated and be vested if the Levin Employment Agreement is terminated between 13 and 36 months of its effective date, or (ii) twenty four months' salary and 100% of the unvested stock options granted to Mr. Levin will be accelerated and be vested if the Levin Employment Agreement is terminated at least 37 months of its effective date ("Levin Special Separation Payment").
Effective, November 1, 2013, the scope of Mr. Levin's employment became part-time and his salary was reduced to NIS 17,000 ($4,375, based on an exchange rate of one U.S. dollar into New Israeli Shekel of $1.00 per NIS 3.88, on April 29, 2014, as published by International Monetary Fund).
Effective August 2014, Mr. Levin's salary was reduced to $5,500, of which $3,000 is paid monthly, and $2,500 shall accrue and become payable on the happening of certain prescribed events, including but not limited to a change of control transaction or a substantial financing.
On May 22, 2015, the Levin Employment Agreement was terminated including the Levin Special Separation Payment.  Mr. Levin took on the role of CEO in addition to his CFO functions.

C. Board Practices
Our Directors have served in their respective capacities since their election or appointment and will serve until our next annual general meeting or until a successor is duly elected and qualified, unless their office is earlier vacated in accordance with the CBCA and our articles of incorporation. Our officers serve at the discretion of the Board.
The Board is responsible for, among other things, identifying suitable candidates to be recommended for election to the Board by shareholders or appointment by the Directors, subject to the limits in Adira's articles and the CBCA. One of the objectives of the Board with respect to the nomination is to maintain the composition of the Directors in a way that provides the best mix of skills and experience to guide our long-term strategy and ongoing business operations.
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
The Board's review of the performance of our company and the Chief Executive Officer as measured against objectives established in the prior year by the Board and the CEO. The evaluation is to be used by the Board in its deliberations concerning the CEO's annual compensation. The evaluation of performance against objectives forms part of the determination of the entire compensation of senior employees. The Board is also responsible for reviewing the compensation of the Directors on an annual basis, taking into account such matters as time commitment, responsibility and compensation provided by comparable organizations. The compensation committee will make an annual review of such matters and make a recommendation to the Board.
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
All directors have a term of office expiring at our next annual general meeting, unless a director's office is earlier vacated in accordance with our Articles or the provisions of the CBCA.  All officers serve at the discretion of the Board.
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
Compensation Committee
Adira has a Compensation Committee comprised of Dennis Bennie, Alan Rootenberg and Alan Friedman. Currently, any material commitments, inclusive of remuneration, are required to be pre-approved by the Board, following recommendation of the Compensation Committee
Disclosure Committee
Adira has a Disclosure Committee comprised of Dennis Bennie and Alan Friedman. The purpose of the Disclosure Committee is to provide assistance to the Chief Executive Officer and the Chief Financial Officer in fulfilling their responsibilities regarding the identification and disclosure of material information about us, and the accuracy, completeness and timeliness of our financial reports.
D. Employees
As of December 31, 2015, we employed a total of 4 employees, out of which 1 is employed in Israel and 3 in North America. 2 employees perform management and professional functions and 2 employees provide administrative services.
None of our employees are part of a collective bargaining unit. Management believes that its relations with its employees are good.

E. Share Ownership
Shares
The shareholdings of our officers and directors are set forth below as of the date hereof.

Holder name	No. of Shares held	Percentage of holding		Percentage of holding on a fully diluted basis(1)
		% in capital	% in voting	% in capital	% in voting
Dennis Bennie(2)	2886,929	16.87%	16.87%	20.50%	20.50%
Alan Friedman(3)	330,273	1.93%	1.93%	1.85%	1.85%
Gadi Levin(4)	-		0.00%	0.35%	0.35%
Alan Rootenberg(5)	303,333	1.77%	1.77%	2.72%	2.72%

Notes:
(1)  "Fully diluted basis" means with the exercise of all warrants and options.
(2)  Mr. Dennis Bennie is an interested party in Adira by virtue of his share holdings and by virtue of him serving as the chairman of the Board. Mr. Bennie indirectly holds all of the shares through companies controlled by himself and through his spouse.
(3)  Mr. Alan Friedman is an interested party in Adira by virtue of his share holdings and by virtue of him serving as a director and as Adira's chief business development officer.
(4)  Mr. Levin is an interested party in Adira by virtue of him serving as an officer in Adira.
(5)  Mr. Rootenberg is an interested party in Adira by virtue of his share holdings and by virtue of him serving as a director in Adira.

Options
The stock options, exercisable into common shares of Adira, held by our officers and directors are set forth below as of the date hereof.

Name	Position	Allotment Date	Expiration Date	Exercise Price (US Dollar)(1)	Vesting Details	Total(2)
Dennis Bennie	Chairman	Aug. 22, 2012	Aug. 21, 2017	$2.176	R(4)	101,333
Alan Rootenberg	Director	Aug. 22, 2012	Aug. 21, 2017	$2.16	R(4)	667
Alan Friedman	Executive Vice President, Corporate Development and Director	Aug. 22, 2012	Aug. 21, 2017	$0.86	R(4)	70,667
Gadi Levin	Chief Executive Officer and Chief Financial Officer	May. 3, 2011	May. 2, 2016	$6.49	L(3)	16,667
		Aug. 22, 2012	Aug. 21, 2017	$2.16	R(4)	60,667

Notes
(1)  The exercise prices of employee stock options in 2010 were set in US Dollars and as of 2011, in Canadian Dollars.  The tables show all amounts in US Dollars.
(2)  Each stock option may be exercised to purchase one of our common shares at the exercise price.
(3)  Type L stock options vest 12.5% every six months over four years with the initial amount vested on September 3, 2011;
(4)  Type R stock options vest 33.33% every twelve months over two years with the initial vesting on August 22, 2012.

Warrants

Warrants, exercisable into common shares of Adira, held by our officers and directors are set forth below as of the date hereof.

Name	Position	Allotment date	Expiration date	Exercise price	Total
Dennis Bennie	Co-Chairman of the Board	May 7, 2015	May 6, 2018	US$0.04	2,000,000
Alan Rootenberg	Director	May 7, 2015	May 6, 2018	US$0.04	300,000
Equity Compensation Plans
The following table summarizes our compensation plans under which equity securities are authorized for issuance as at December 31, 2015.
Plan Category	Number of securities to be issued upon exercise of outstanding options, warrants and rights	Weighted-average exercise price of outstanding options, warrants and rights	Number of securities remaining available for future issuance under equity compensation plans(1) (excluding securities reflected in the second column)
Equity compensation plans approved by securityholders	5,091,334	0.20	1,493,869
Equity compensation plans not approved by securityholders	N/A	N/A	N/A
Total:	5,091,334	0.20	1,493,869

Notes:
(1)  The number of securities remaining available for future issuance under our 10% rolling stock option plan as at the end of our most recently completed financial year is calculated on the basis of 10% of our issued and outstanding common shares as at such date (being 10% of 17,112,022 – 271,333 = 1,493,869).

On August 31, 2009, the Board adopted a new 10% rolling stock option plan (the "Stock Option Plan") to replace the existing plan. The Stock Option Plan was ratified by the shareholders of Adira on December 17, 2009, and has since been approved by the shareholders of Adira on an annual basis.

The purpose of the Stock Option Plan continues to be to allow us grant options to our directors, officers, employees and consultants, as additional compensation, and as an opportunity to participate in our success.  The granting of such options is intended to align the interests of such persons with that of the shareholders.  Options will be exercisable over periods of up to ten years as determined by the Board and are required to have an exercise price no less than the fair market value of Adira's common shares, at the time of grant.  Pursuant to the Stock Option Plan, the Board may, from time to time, authorize the issue of stock options to our directors, officers, employees and consultants or employees of companies providing management or consulting services to us.
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
ITEM 7 MAJOR SHAREHOLDER AND RELATED PARTY TRANSACTIONS
A. Major Shareholders
Major Shareholders
We are a publicly-held corporation, with our shares held by residents of the United States, Canada and other countries.  To the best of our knowledge, as at December 31, 2014, no person, corporation or other entity beneficially owns, directly or indirectly, or controls more than 5% of our common shares, except as follows:
Name	Number of Common Shares Owned(1)(2)	Percentage(3)
Dennis Bennie	2,886,929(4)	16.87%
Goodman Investment Counsel Inc.	1,055,180(5)	6.17%

Notes:

(1)  Under Rule 13d–3, a beneficial owner of a security includes any person who, directly or indirectly, through any contract, arrangement, understanding, relationship, or otherwise has or shares: (i) voting power, which includes the power to vote, or to direct the voting of shares; and (ii) investment power, which includes the power to dispose or direct the disposition of shares.  Certain shares may be deemed to be beneficially owned by more than one person (if, for example, persons share the power to vote or the power to dispose of the shares).  In addition, shares are deemed to be beneficially owned by a person if the person has the right to acquire the shares (for example, upon exercise of an option) within 60 days of the date as of which the information is provided.  In computing the percentage ownership of any person, the amount of shares outstanding is deemed to include the amount of shares beneficially owned by such person (and only such person) by reason of these acquisition rights.  As a result, the percentage of outstanding shares of any person as shown in this table does not necessarily reflect the person's actual ownership or voting power with respect to the number of common shares actually outstanding on the date hereof.
(2)   Each of our common shares entitles the holder thereof to one vote.
(3)   Based on 17,112,022 common shares of Adira issued and outstanding as of the date of this filing.
(4)   Includes shares held by spouse.
(5)   Includes shares held by Goodman Investment Counsel Inc. and associated companies that are controlled by Mr. Nathan Goodman.

 Geographic Breakdown of Shareholders
As of December 31, 2015, our shareholder register indicates that our common shares are held as follows:

Location	Number of Shares	Percentage of Total Shares	Number of Registered Shareholders of Record
United States	107,622	0.63	57
Canada	16,265,784	95.0.5	40
Other	738,616	4.32	21
Total	17,112,022	100	118
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
Insider Reports under the British Columbia Securities Act
Since the Company is a reporting issuer under the Securities Acts of British Columbia, Alberta and Ontario, certain "insiders" of the Company (including its directors, certain executive officers, and persons who directly or indirectly beneficially own, control or direct more than 10% of its common shares) are generally required to file insider reports of changes in their ownership of Adira's common shares five days following the trade under National Instrument 55-104 – Insider Reporting Requirements and Exemptions, as adopted by the Canadian Securities Administrators.  All insider reports must be filed electronically five days following the date of the trade at www.sedi.ca. The public is able to access these reports at www.sedi.ca.

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
(a)
During the year ended December 31, 2015, we incurred $58 thousand in consulting fees and operating expenses to private companies which are controlled by some of our directors or officers (year ended December 31, 2013 - $233 thousand).

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

	Year ended December 31,
	2015	2014	2013
	U.S. dollars in thousands

Short-term employee benefits	$38	$212	$1,133
Share based compensation	1	22	16

	$39	$234	$1,149
Benefits in respect of key management persons (including directors) who are not employed by us:
	Year ended December 31,
	2015	2014	2013
	U.S. dollars in thousands

Share based compensation	$46	$38	$32
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
Dividends
We have not paid any dividends on our common shares since incorporation.  Our management anticipates that we will retain all future earnings and other cash resources for the future operation and development of our business.  We do not intend to declare or pay any cash dividends in the foreseeable future.  Payment of any future dividends will be at the Board's discretion, subject to applicable law, after taking into account many factors including our operating results, financial condition and current and anticipated cash needs.
B. Significant Changes
We have not experienced any significant changes since the date of the financial statements included with this Form 20-F except as disclosed in this Form 20-F.
ITEM 9 THE OFFER AND LISTING
Common Shares
Our authorized capital consists of an unlimited number of common shares without par value, of which 17,112,022 common shares were issued and outstanding as of December 31, 2015. All shares are initially issued in registered form.  There are no restrictions on the transferability of our common shares imposed by our constituting documents.
The common shares entitle their holders to: (i) vote at all meetings of our shareholders except meetings at which only holders of specified classes of shares are entitled to vote, having one vote per common share, (ii) receive dividends at the discretion of the Board; and (iii) receive our remaining property on liquidation, dissolution or winding up.
A. Offer and Listing Details – Price History
Trading Markets
Our current trading symbol on the TSXV is "ADL". We also trade on the OTCBB with the trading symbol "ADENF" and on the Frankfurt Stock Exchange with the trading symbol "0AM1".
As disclosed elsewhere in this annual report, we completed the Consolidation of our common shares on August 9, 2013, on the basis of one new common share for every three old common shares. The Consolidation was effective for trading purposes on August 13, 2013; for a period of approximately two weeks thereafter, our common shares traded on the OTCBB under the symbol "ADEND".

The following table shows the progression in the high and low closing trading prices of our common shares on the OCTBB, on a post-Consolidation basis, for the periods listed.
	High ($)	Low ($)
Annual (fiscal year)
2015	0.085	0.03
2014	0.20	0.01
2013	1.78	0.06
2012	5.10	1.37
2011	13.47	3.32

Quarterly
Fiscal 2015
Fourth Quarter	0.03	0.02
Third Quarter	0.04	0.02
Second Quarter	0.06	0.03
First Quarter	0.06	0.03
Fiscal 2014
Fourth Quarter	0.10	0.03
Third Quarter	0.19	0.02
Second Quarter	0.20	0.04
First Quarter	0.10	0.01

Monthly
April 1, 2016 to April 27, 2016	0.01	0.01
March 2016	0.01	0.01
February 2016	0.01	0.01
January 2016	0.02	0.01
December 2015	0.02	0.02
November 2015	0.02	0.02
The following table shows the progression in the high and low closing trading prices of our common shares on the TSXV, on post-Consolidation bases, for the periods listed.
	High ($)	Low ($)
Annual (fiscal year)
2015	0.04	0.04
2014	0.20	0.03
2013	1.73	0.05
2012	5.10	1.35
2011	13.50	3.00

Quarterly
Fiscal 2015
Fourth Quarter	0.05	0.04
Third Quarter	0.06	0.03
Second Quarter	0.08	0.04
First Quarter	0.09	0.04
Fiscal 2014
Fourth Quarter	0.11	0.05
Third Quarter	0.15	0.05
Second Quarter	0.20	0.05
First Quarter	0.10	0.03

Monthly
April 1, 2015 to April 27, 2016	0.04	0.04
March 2016	0.04	0.04
February 2016	0.04	0.04
January 2016	0.04	0.04
December 2015	0.04	0.04
November 2015	0.04	0.04
Escrowed Securities
As at December 31, 2015 and 2014, none of our securities were subject to escrow.
B. Plan of Distribution
Not applicable.
C. Markets
Our common shares are traded on the TSXV under the symbol "ADL", in the United States on the OTC Bulletin Board under the symbol "ADENF" and on the Frankfurt Stock Exchange under the symbol "0AM1".
D. Selling Shareholders
Not applicable.
E. Dilution
Not applicable.
F. Expenses of the Issue
Not applicable.
ITEM 10 ADDITIONAL INFORMATION
A. Share Capital
Not applicable.

B. Memorandum and Articles of Incorporation
We were incorporated on February 20, 1997 as "Trans New Zealand Oil Company" under the laws of the State of Nevada, U.S.A.  We changed our name to "AMG Oil Ltd." on July 27, 1998.
On November 27, 2008, we changed our jurisdiction of incorporation from Nevada to the Canadian federal jurisdiction under the Canada Business Corporation Act (the "CBCA") through a process known as a conversion under Nevada corporate law, and known as a continuation under Canadian corporate law.  A continuance or continuation is a process by which a corporation which is not incorporated under the laws of Canada may change its jurisdiction of incorporation to Canada. Under the CBCA, if the laws of its home jurisdiction allow for it, a company may be "continued" as a Canadian corporation by filing Articles of Continuance with the Director under the CBCA. In order to give effect to the continuation, the Board adopted a plan of conversion under Chapter 92A of the Nevada Revised Statutes which was subsequently approved and adopted by our shareholders. After the completion of the continuation, we became a Canadian corporation governed by the CBCA.
With effect from our continuation under the CBCA, our corporate constituting documents are comprised of our Articles of Continuance ("Articles") and our By-Laws ("By-Laws"). Information regarding our Articles and By-laws is incorporated by reference from Amendment No. 3 to our registration statement on Form S-4, which was filed with the SEC on October 10, 2010.  The forms of our Articles and By-Laws were included as Appendices C and D, respectively, to the proxy statement/prospectus included in the registration statement, and the proxy statement/prospectus contained a summary, under the heading "Comparative Rights of Stockholders," of the more significant differences between the Nevada Revised Statutes and the CBCA which resulted in various changes in the rights of our shareholders as a result of our continuance.
We changed our name to "Adira Energy Ltd." pursuant to Articles of Amendment dated December 17, 2009, and filed with the Director under the CBCA.  Such amendment to our Articles was certified by a Certificate of Amendment dated December 17, 2009.  The Certificate and Articles of Amendment were filed as Exhibit 1.4 to our annual report on Form 20-F for the year ended September 30, 2009, filed with the SEC on January 1, 2010.
C. Material Contracts
We are party to executive employment agreements with certain of our officers, which are disclosed under Item 6.B – "Directors, Senior Management and Employees- Compensation".
D. Exchange Controls
There are no governmental laws, decrees or regulations in Canada relating to restrictions on the export or import of capital, or affecting remittance of interest, dividends or other payments to non-resident holders of our common shares.  However, the Investment Canada Act (Canada) will prohibit implementation, or if necessary, require divestiture of an investment deemed "reviewable" under the Investment Canada Act by an investor that is not a "Canadian" as defined in the Investment Canada Act, unless after review the Minister responsible for the Investment Canada Act is satisfied that the "reviewable" investment is likely to be of net benefit to Canada.
The following discussion summarizes the principal features of the Investment Canada Act for a non-Canadian who proposes to acquire common shares of our Company. The discussion is general only; it is not a substitute for independent legal advice from an investor's own adviser; and, except where expressly noted, it does not anticipate statutory or regulatory amendments.
The Investment Canada Act is a federal statute of broad application regulating the establishment and acquisition of Canadian businesses by non-Canadians, including individuals, governments or agencies thereof, corporations, partnerships, trusts or joint ventures, Investments by non-Canadians to acquire control over existing Canadian businesses or to establish new ones are either reviewable or notifiable under the Investment Canada Act. If an investment by a non-Canadian to acquire control over an existing Canadian business is reviewable under the Investment Canada Act, the Investment Canada Act generally prohibits implementation of the investment unless, after review, the Minister of Industry is satisfied that the investment is likely to be of net benefit to Canada.

An investment in our common shares by a non-Canadian, who is not a resident of a World Trade Organization ("WTO") member, would be reviewable under the Investment Canada Act if it was an investment to acquire control of our Company and the value of the assets of our Company was CAN$5 million or more.  An investment in our common shares by residents of WTO members would be reviewable only if it was an investment to acquire control of our Company and the value of the assets of our Company was equal to or greater than a specified amount, which is published by the Minister after its determination for any particular year.  This amount is currently CAN $600 million for the year 2016; it will increase to CAN $800 million starting April 24, 2017.
A non-Canadian would be deemed to acquire control of our Company for the purposes of the Investment Canada Act if the non-Canadian acquired a majority of our outstanding common shares (or less than a majority but controlled our Company in fact through the ownership of one-third or more of our outstanding common shares) unless it could be established that, on the acquisition, we were not controlled in fact by the acquirer through the ownership of such common shares.  Certain transactions in relation to our common shares would be exempt from review under the Investment Canada Act, including, among others, the following:
(a)	the acquisition of voting shares or other voting interests by any person in the ordinary course of that person's business as a trader or dealer in securities;
(b)	the acquisition of control of our Company in connection with the realization of security granted for a loan or other financial assistance and not for any purpose related to the provisions of this Act, if the acquisition is subject to approval under the Bank Act (Canada), the Cooperative Credit Associations Act (Canada), the Insurance Companies Act (Canada) or the Trust and Loan Companies Act (Canada); and
(c)	the acquisition of control of our Company by reason of an amalgamation, merger, consolidation or corporate reorganization following which the ultimate direct or indirect control of our Company, through the ownership of voting interests, remains unchanged.
E. Taxation
Material Canadian Federal Income Tax Consequences for United States Residents
The following summarizes the material Canadian federal income tax considerations generally applicable to the holding and disposition of our shares by a holder (in this summary, a "U.S. Holder") who, (a) for the purposes of the Income Tax Act (Canada) (the "Tax Act") and at all relevant times, (i) is not resident in Canada, (ii) deals at arm's length with, and is not affiliated with, us, (iii) holds our shares as capital property and does not use or hold, and is not deemed to use or hold, our shares in the course of carrying on, or otherwise in connection with, a business in Canada, and (b) for the purposes of the Canada-United States Income Tax Convention (1980) (the "Treaty") and at all relevant times, is a resident solely of the United States, has never been a resident of Canada, is a "qualifying person" who is fully entitled to the benefit of the Treaty and has not held or used (and does not hold or use) our shares in connection with a permanent establishment or fixed base in Canada. This summary does not apply to traders or dealers in securities, limited liability companies, tax-exempt entities, insurers, authorized foreign bank, financial institutions (including those to which the mark-to-market provisions of the Tax Act apply), special financial institutions, or any other holder to which special circumstances may apply.
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
The summary does not take into account Canadian provincial, U.S. federal (which follows further below), state or other foreign income tax law or practice. The tax consequences to any particular U.S. Holder will vary according to the status of that holder as an individual, trust, corporation, partnership or other entity, the jurisdictions in which that holder is subject to taxation, and generally according to that holder's particular circumstances. Accordingly, this summary is not, and is not to be construed as, Canadian tax advice to any particular U.S. Holder. All U.S. Holders are advised to consult with their own tax advisors regarding their particular circumstances. The discussion below is qualified accordingly.

Dividends
Dividends paid or credited or deemed to be paid or credited to a U.S. Holder by us will be subject to Canadian withholding tax. The Tax Act requires a 25% withholding unless reduced under an applicable tax treaty. Under the Treaty, provided that a holder can demonstrate that it is a qualifying U.S. Holder, the rate of withholding tax on dividends paid to a U.S. Holder is generally limited to 15% of the gross amount of the dividend (or 5% if the U.S. Holder is a qualified company and beneficially owns at least 10% of our voting shares). We will be required to withhold the applicable withholding tax from any dividend and remit it to the Canadian government for the U.S. Holder's account.
Disposition
For purposes of the following discussion, we have assumed that our shares will remain listed on the TSXV. A U.S. Holder is not subject to tax under the Tax Act in respect of a capital gain realized on the disposition of our shares in the open market unless the shares are "taxable Canadian property" to the holder thereof and the U.S. Holder is not entitled to relief under the Treaty. Our shares will be taxable Canadian property to a U.S. Holder (a) if, at any time during the 60-month period preceding the disposition: (i) the U.S. Holder, alone or together with persons with whom the U.S. Holder did not deal at arm's length, owned 25% or more of our issued shares of any class or series, and (ii) more than 50% of the fair market value of the shares was derived, directly or indirectly, from one or any combination of real property situated in Canada, timber resource properties, Canadian resource properties, or an option in respect of, or an interest in, or for civil law a right in, any of the foregoing, or (b) in other specific circumstances, including where shares were acquired for other securities in a tax-deferred transaction for Canadian tax purposes. If our shares constitute taxable Canadian property to the holder, the holder will (unless relieved under the Treaty) be subject to Canadian income tax on any gain. The taxpayer's capital gain or loss from a disposition of the share is the amount, if any, by which the proceeds of disposition exceed (or are exceeded by) the aggregate of the adjusted cost base of the share and reasonable expenses of disposition. One-half of a capital gain ("taxable capital gain") from the disposition of taxable Canadian property (other than treaty protected properties) is included in computing the income of a U.S. Holder and one-half of a capital loss ("allowable capital loss") is deductible from taxable capital gains from dispositions of taxable Canadian property realized in the same year. Unused allowable capital losses from previous taxation years generally may be carried back three taxation years or forward indefinitely and applied to reduce net taxable capital gains realized in those years by a U.S. Holder from the disposition of a taxable Canadian property.
A U.S. Holder whose shares constitute taxable Canadian property should consult with the holder's own tax advisors regarding any possible relief (if any) from Canadian tax under the Treaty based on applicable circumstances at the relevant time.
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
No legal opinion from U.S. legal counsel or ruling from the Internal Revenue Service (the "IRS") has been requested, or will be obtained, regarding the U.S. federal income tax consequences of the acquisition, ownership, and disposition of our common shares.  This summary is not binding on the IRS, and the IRS is not precluded from taking a position that is different from, and contrary to, the positions taken in this summary.  In addition, because the authorities on which this summary is based are subject to various interpretations, the IRS and the U.S. courts could disagree with one or more of the conclusions described in this summary.
Scope of this Summary
Authorities
This summary is based on the Internal Revenue Code of 1986, as amended (the "Code"), Treasury Regulations (whether final, temporary, or proposed), published rulings of the IRS, published administrative positions of the IRS, the Convention Between Canada and the United States of America with Respect to Taxes on Income and on Capital, signed September 26, 1980, as amended (the "Canada-U.S. Tax Convention"), and U.S. court decisions that are applicable and, in each case, as in effect and available, as of the date of this document.  Any of the authorities on which this summary is based could be changed in a material and adverse manner at any time, and any such change could be applied on a retroactive or prospective basis which could affect the U.S. federal income tax considerations described in this summary.  This summary does not discuss the potential effects, whether adverse or beneficial, of any proposed legislation that, if enacted, could be applied on a retroactive or prospective basis.
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
Non-U.S. Holders
For purposes of this summary, a "non-U.S. Holder" is a beneficial owner of our common shares that is not a U.S. Holder.  This summary does not address the U.S. federal income tax consequences to non-U.S. Holders arising from and relating to the acquisition, ownership, and disposition of our common shares.  Accordingly, a non-U.S. Holder should consult its own tax advisor regarding the U.S. federal, U.S. federal alternative minimum, U.S. federal estate and gift, U.S. state and local, and foreign tax consequences (including the potential application of and operation of any income tax treaties) relating to the acquisition, ownership, and disposition of our common shares.

U.S. Holders Subject to Special U.S. Federal Income Tax Rules Not Addressed
This summary does not address the U.S. federal income tax considerations applicable to U.S. Holders that are subject to special provisions under the Code, including, but not limited to, the following:  (a) U.S. Holders that are tax-exempt organizations, qualified retirement plans, individual retirement accounts, or other tax-deferred accounts; (b) U.S. Holders that are financial institutions, underwriters, insurance companies, real estate investment trusts, or regulated investment companies; (c) U.S. Holders that are broker-dealers, dealers, or traders in securities or currencies that elect to apply a mark-to-market accounting method; (d) U.S. Holders that have a "functional currency" other than the U.S. dollar; (e) U.S. Holders that own our common shares as part of a straddle, hedging transaction, conversion transaction, constructive sale, or other arrangement involving more than one position; (f) U.S. Holders that acquired our common shares in connection with the exercise of employee stock options or otherwise as compensation for services; (g) U.S. Holders that hold our common shares other than as a capital asset within the meaning of Section 1221 of the Code (generally, property held for investment purposes); or (h) U.S. Holders that own or have owned  (directly, indirectly, or by attribution) 10% or more of the total combined voting power of the outstanding shares of the Company.  This summary also does not address the U.S. federal income tax considerations applicable to U.S. Holders who are:  (a) U.S. expatriates or former long-term residents of the U.S.; (b) persons that have been, are, or will be a resident or deemed to be a resident in Canada for purposes of the Tax Act; (c) persons that use or hold, will use or hold, or that are or will be deemed to use or hold our common shares in connection with carrying on a business in Canada; (d) persons whose our common shares constitute "taxable Canadian property" under the Tax Act; or (e) persons that have a permanent establishment in Canada for the purposes of the Canada-U.S. Tax Convention.  U.S. Holders that are subject to special provisions under the Code, including, but not limited to, U.S. Holders described immediately above, should consult their own tax advisor regarding the U.S. federal, U.S. federal alternative minimum, U.S. federal estate and gift, U.S. state and local, and foreign tax consequences relating to the acquisition, ownership and disposition of our common shares.
If an entity or arrangement that is classified as a partnership (or other "pass-through" entity) for U.S. federal income tax purposes holds our common shares, the U.S. federal income tax consequences to such entity and the partners (or other owners) of such entity generally will depend on the activities of the entity and the status of such partners (or owners).  This summary does not address the tax consequences to any such owner.  Partners (or other owners) of entities or arrangements that are classified as partnerships or as "pass-through" entities for U.S. federal income tax purposes should consult their own tax advisors regarding the U.S. federal income tax consequences arising from and relating to the acquisition, ownership, and disposition of our common shares.
Ownership and Disposition of our common shares
The following discussion is subject to the rules described below under the heading "Passive Foreign Investment Company Rules."
Taxation of Distributions
A U.S. Holder that receives a distribution, including a constructive distribution, with respect to our common share will be required to include the amount of such distribution in gross income as a dividend (without reduction for any foreign income tax withheld from such distribution) to the extent of the current or accumulated "earnings and profits" of we, as computed for U.S. federal income tax purposes.  To the extent that a distribution exceeds the current and accumulated "earnings and profits" of we, such distribution will be treated first as a tax-free return of capital to the extent of a U.S. Holder's tax basis in our common shares and thereafter as gain from the sale or exchange of such our common shares (see "Sale or Other Taxable Disposition of Common Shares" below).  However, we may not maintain the calculations of earnings and profits in accordance with U.S. federal income tax principles, and each U.S. Holder should therefore assume that any distribution by us with respect to our common shares will constitute ordinary dividend income.  Dividends received on our common shares generally will not constitute qualified dividend income eligible for the "dividends received deduction". Subject to applicable limitations and provided that we are eligible for the benefits of the Canada-U.S. Tax Convention, dividends paid by us to non-corporate U.S. Holders, including individuals, generally will be eligible for the preferential tax rates applicable to long-term capital gains for dividends, provided certain holding period and other conditions are satisfied, including that we are not classified as a PFIC (as defined below) in the tax year of distribution or in the preceding tax year. The dividend rules are complex, and each U.S. Holder should consult its own tax advisor regarding the application of such rules.

Sale or Other Taxable Disposition of Common Shares
A U.S. Holder will recognize gain or loss on the sale or other taxable disposition of our common shares in an amount equal to the difference, if any, between (a) the amount of cash plus the fair market value of any property received and (b) such U.S. Holder's tax basis in such our common shares sold or otherwise disposed of.  Any such gain or loss generally will be capital gain or loss, which will be long-term capital gain or loss if, at the time of the sale or other disposition, such our common shares are held for more than one year.
Preferential tax rates apply to long-term capital gains of a U.S. Holder that is an individual, estate, or trust.  There are currently no preferential tax rates for long-term capital gains of a U.S. Holder that is a corporation.  Deductions for capital losses are subject to significant limitations under the Code.
Passive Foreign Investment Company Rules
If we were to constitute a PFIC for any year during a U.S. Holder's holding period, then certain potentially adverse rules would affect the U.S. federal income tax consequences to a U.S. Holder resulting from the acquisition, ownership and disposition of our common shares.  We do not believe that we were a PFIC during our tax years ended September 30, 2010 and December 31, 2010, 2011, 2012, and 2013; we have made no determination as to whether we were a PFIC during our tax year ended December 31, 2014.  However, we believe we were a PFIC in prior tax years.  PFIC classification is fundamentally factual in nature, generally cannot be determined until the close of the tax year in question, and is determined annually.  Additionally, the analysis depends, in part, on the application of complex U.S. federal income tax rules, which are subject to differing interpretations.  Consequently, there can be no assurances regarding our PFIC status for any tax year during which U.S. Holders hold our common shares.
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
We generally will be a PFIC under Section 1297 of the Code if, for a tax year, (a) 75% or more of our gross income for such tax year is passive income (the "income test") or (b) 50% or more of the value of our assets either produce passive income or are held for the production of passive income (the "asset test"), based on the quarterly average of the fair market value of such assets.  "Gross income" generally includes all sales revenues less the cost of goods sold, plus income from investments and from incidental or outside operations or sources, and "passive income" generally includes, for example, dividends, interest, certain rents and royalties, certain gains from the sale of stock and securities, and certain gains from commodities transactions.  Active business gains arising from the sale of commodities generally are excluded from passive income if substantially all (85% or more) of a foreign corporation's commodities are stock in trade or inventory, depreciable property used in a trade or business or supplies regularly used or consumed in a trade or business and certain other requirements are satisfied.
In addition, for purposes of the PFIC income test and asset test described above, if we own, directly or indirectly, 25% or more of the total value of the outstanding shares of another corporation, we will be treated as if we (a) held a proportionate share of the assets of such other corporation and (b) received directly a proportionate share of the income of such other corporation.  In addition, for purposes of the PFIC income test and asset test described above, "passive income" does not include any interest, dividends, rents, or royalties that are received or accrued by us from a "related person" (as defined in Section 954(d)(3) of the Code), to the extent such items are properly allocable to the income of such related person that is not passive income.
Under certain attribution rules, if we are a PFIC, U.S. Holders will be deemed to own their proportionate share of any subsidiary of ours which is also a PFIC (a ''Subsidiary PFIC''), and will be subject to U.S. federal income tax on (i) a distribution on the shares of a Subsidiary PFIC or (ii) a disposition of shares of a Subsidiary PFIC, both as if the holder directly held the shares of such Subsidiary PFIC.

If we are a PFIC in any tax year in which a U.S. Holder held our common shares, such holder generally would be subject to special rules with respect to "excess distributions" made by us on our common shares and with respect to gain from the disposition of our common shares. An "excess distribution" generally is defined as the excess of distributions with respect to our common shares received by a U.S Holder in any tax year over 125% of the average annual distributions such U.S. Holder has received from us during the shorter of the three preceding tax years, or such U.S. Holder's holding period for our common shares. Generally, a U.S. Holder would be required to allocate any excess distribution or gain from the disposition of our common shares ratably over its holding period for our common shares. Such amounts allocated to the year of the disposition or excess distribution would be taxed as ordinary income, and amounts allocated to prior tax years would be taxed as ordinary income at the highest tax rate in effect for each such year and an interest charge at a rate applicable to underpayments of tax would apply.
While there are U.S. federal income tax elections that sometimes can be made to mitigate these adverse tax consequences (including, without limitation, the "QEF Election" under Section 1295 of the Code and the "Mark-to-Market Election" under Section 1296 of the Code), such elections are available in limited circumstances and must be made in a timely manner.
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
Additional Considerations
Additional Tax on Passive Income
Individuals, estates and certain trusts whose income exceeds certain thresholds will be required to pay a 3.8% Medicare surtax on "net investment income" including, among other things, dividends and net gain from disposition of property (other than property held in certain trades or businesses).  U.S. Holders should consult with their own tax advisors regarding the effect, if any, of this tax on their ownership and disposition of our common shares.
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
Foreign Tax Credit
Subject to the PFIC rules discussed above, a U.S. Holder that pays (whether directly or through withholding) Canadian income tax with respect to dividends paid on our common shares generally will be entitled, at the election of such U.S. Holder, to receive either a deduction or a credit for such Canadian income tax.  Generally, a credit will reduce a U.S. Holder's U.S. federal income tax liability on a dollar-for-dollar basis, whereas a deduction will reduce a U.S. Holder's income subject to U.S. federal income tax.  This election is made on a year-by-year basis and applies to all foreign taxes paid (whether directly or through withholding) by a U.S. Holder during a year.
Complex limitations apply to the foreign tax credit, including the general limitation that the credit cannot exceed the proportionate share of a U.S. Holder's U.S. federal income tax liability that such U.S. Holder's "foreign source" taxable income bears to such U.S. Holder's worldwide taxable income.  In applying this limitation, a U.S. Holder's various items of income and deduction must be classified, under complex rules, as either "foreign source" or "U.S. source."  Generally, dividends paid by a foreign corporation should be treated as foreign source for this purpose, and gains recognized on the sale of stock of a foreign corporation by a U.S. Holder should be treated as U.S. source for this purpose, except as otherwise provided in an applicable income tax treaty, and if an election is properly made under the Code.  However, the amount of a distribution with respect to our common shares that is treated as a "dividend" may be lower for U.S. federal income tax purposes than it is for Canadian federal income tax purposes, resulting in a reduced foreign tax credit allowance to a U.S. Holder.  In addition, this limitation is calculated separately with respect to specific categories of income.  The foreign tax credit rules are complex, and each U.S. Holder should consult its own U.S. tax advisor regarding the foreign tax credit rules.

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
Payments made within the U.S. or by a U.S. payor or U.S. middleman, of dividends on, and proceeds arising from the sale or other taxable disposition of, our common shares will generally be subject to information reporting and backup withholding tax, at the rate of 28%, if a U.S. Holder (a) fails to furnish such U.S. Holder's correct U.S. taxpayer identification number (generally on Form W-9), (b) furnishes an incorrect U.S. taxpayer identification number, (c) is notified by the IRS that such U.S. Holder has previously failed to properly report items subject to backup withholding tax, or (d) fails to certify, under penalty of perjury, that such U.S. Holder has furnished its correct U.S. taxpayer identification number and that the IRS has not notified such U.S. Holder that it is subject to backup withholding tax.  However, certain exempt persons generally are excluded from these information reporting and backup withholding rules.  Backup withholding is not an additional tax.  Any amounts withheld under the U.S. backup withholding tax rules will be allowed as a credit against a U.S. Holder's U.S. federal income tax liability, if any, or will be refunded, if such U.S. Holder furnishes required information to the IRS in a timely manner.  Each U.S. Holder should consult its own tax advisor regarding the information reporting and backup withholding rules.
F. Dividends and Paying Agents
Not applicable.
G. Statement by Experts
Not applicable.
H. Documents on Display
Exhibits attached to this Form 20-F are also available for viewing at our offices, 20 York Mills Road, Suite 4000, Toronto, Ontario, Canada, M2P 2C2; or you may request them by calling our office at (416 361-2216). Copies of our financial statements and other continuous disclosure documents required under securities rules are available for viewing on the internet at www.sedar.com.

I. Subsidiary Information
See Item 4.C – "Organizational Structure" of this Annual Report on Form 20-F.
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
None.

ITEM 15 CONTROLS AND PROCEDURES
Disclosure Controls and Procedures
Disclosure controls and procedures are defined in Rule 13a-15(e) and 15d-15(e) under the Securities Exchange Act of 1934, as amended ("Exchange Act") to mean controls and other procedures of an issuer that are designed to ensure that information required to be disclosed by the issuer in the reports that it files or submits under the Exchange Act is recorded, processed, summarized and reported, within the time periods specified in the SEC's rules and forms and includes, without limitation, controls and procedures designed to ensure that such information is accumulated and communicated to the issuer's management, including its principal executive and principal financial officers, or persons performing similar functions, as appropriate to allow timely decisions regarding required disclosure.
[As required under the Exchange Act, we have carried out an evaluation of the effectiveness of the design and operation of our company's disclosure controls and procedures as of the end of the period covered by this annual report on Form 20-F, being December 31, 2015. This evaluation was carried out by our Chief Financial Officer (being our principal financial officer). Based upon that evaluation, our executives concluded that our disclosure controls and procedures were effective as at December 31, 2015.]
Management's Annual Report on Internal Control Over Financial Reporting
Our management is responsible for establishing and maintaining adequate internal control over financial reporting. The Exchange Act in Rule 13a-15(f ) and 15d-15(f ) defines this as a process designed by, or under the supervision of, the company's principal executive and principal financial officers and effected by the Board, management and other personnel, to provide reasonable assurance regarding the reliability of financial reporting and the preparation of financial statements for external purposes in accordance with generally accepted accounting principles and includes those policies and procedures that:

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
[Under the supervision and with the participation of our Chief Financial Officer, our management assessed the effectiveness of our internal control over financial reporting as at December 31, 2015. In making this assessment, our management used the criteria, established in Internal Control-Integrated Framework issued by the Committee of Sponsoring Organizations of the Treadway Commission (COSO). Based upon this assessment, our management concluded that our internal control over financial reporting was effective as at December 31, 2015.]
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

Changes in Internal Control over Financial Reporting
During the period ended December 31, 2015, there were no changes in our internal control over financial reporting (as defined in Rules 13a-15(f) and 15d-15(f) of the Exchange Act) that have materially affected, or are reasonably likely to materially affect, our internal control over financial reporting.
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
ITEM 16B CODE OF ETHICS
We have adopted a Code of Business Conduct that applies to all of our employees and officers, including our principal executive officer, principal financial officer, principal accounting officer or controller, or persons performing similar functions. The Code of Business Conduct meets the requirements for a "code of ethics" within the meaning of that term in Item 16B of Form 20-F. The text of our Code of Business Conduct is also posted on our website at www.adiraenergy.com, under the "Company" tab. In addition, a copy of our Code of Business Conduct will be provided to any person without charge, upon request.  All requests for a copy of our code of ethics should be directed in writing to the attention of Gadi Levin, c/o Adira Energy Ltd., 20 York Mills Road, Suite 4000, Toronto, Ontario, Canada, M2P 2C2, or by email at: glevin@adiraenergy.com.
During the most recently completed fiscal year, the Company has neither: (a) amended its Code of Ethics; nor (b) granted any waiver (including any implicit waiver) form any provision of its Code of Ethics.
ITEM 16C PRINCIPAL ACCOUNTANT FEES AND SERVICES
The following table sets forth information regarding the amount billed to us by our principal independent auditors, MNP LLP for the fiscal year ended December 31, 2015 and 2014:
	Period Ended December 31
	2015	2014
Audit Fees:	$25,000	$25,000	(1)
Audit Related Fees:	-	-
Tax Fees:	$5,000	$23,000	(2)
Total:	$30,000	$48,000
(1)	of which $3,300 relates to Kost Forer Gabbay & Kasierer, our previous auditors
(2)	of which $11,500 relates to Kost Forer Gabbay & Kasierer our previous auditors
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
ITEM 16E PURCHASE OF EQUITY SECURITIES BY THE ISSUER AND AFFILIATED PURCHASERS
In the year ended December 31, 2015, the Company did not purchase any of its issued and outstanding common shares pursuant to any repurchase program or otherwise.
ITEM 16F CHANGES TO REGISTRANT'S CERTIFYING ACCOUNTANT
Not applicable.
ITEM 16G CORPORATE GOVERNANCE
Not applicable.
ITEM 16H MINE SAFETY DISCLOSURE
Not applicable.
PART III
ITEM 17 FINANCIAL STATEMENTS
Not applicable.
ITEM 18 FINANCIAL STATEMENTS
Financial Statements Filed as Part of this Annual Report
•	Report of Independent Registered Public Accounting Firm dated April 28, 2016;
•	Consolidated statement of financial position for the fiscal years ended December 31, 2015 and 2014;
•	Consolidated statements of comprehensive income for the fiscal years ended December 31, 2015, 2014 and 2013;
•	Consolidated statements of changes in shareholder's equity for the fiscal years ended December 31, 2015, 2014 and 2013;
•	Consolidated statements of cash flows for the fiscal years ended December 31, 2015, 2014 and 2013; and
•	Notes to consolidated financial statements

ITEM 19 EXHIBITS
The following exhibits are included in this Form 20-F:

Exhibit Number	Description
1.1	Articles of Conversion (1)
1.2	Articles of Continuance (1)
1.3	By-Laws (1)
1.4	Certificate and Articles of Amendment (3)
1.5	Certificate and Articles of Amendment (5)
4.1	2009 Stock Option Plan (2)
4.2	Nominee Agreement with BRM Group Ltd (4)
8.1	List of Subsidiaries (5)
12.1	Certificate of Principal Executive Officer pursuant to Section 302 of the Sarbanes-Oxley Act of 2002 (5)
12.2	Certificate of Chief Financial Officer pursuant to Section 302 of the Sarbanes-Oxley Act of 2002 (5)
13.1	Certificate of Principal Executive Officer and Principal Financial Officer pursuant to Section 906 of the Sarbanes-Oxley Act of 2002 (5)
(1)	Incorporated by reference from our current report on Form 8-K filed with the SEC on December 2, 2008.
(2)	Incorporated by reference from our Form 20-F shell company report filed with the SEC on September 4, 2009.
(3)	Incorporated by reference from our Form 20-F report filed with the SEC on January 22, 2010.
(4)	Incorporated by reference from our Form 20-F report filed with the SEC on February 3, 2011.
(5)	Filed as an exhibit hereto.

SIGNATURES
The Registrant hereby certifies that it meets all of the requirements for filing on Form 20-F and that it has duly caused and authorized the undersigned to sign this Form 20-F on its behalf.
ADIRA ENERGY LTD.

Per:	/s/ Gadi Levin
Name:	Gadi Levin
Title:	Chief Executive Officer and Chief Financial Officer

Date: April 28, 2016