Form 20-F
period 2016-12-31
Adira Energy Ltd.
filed 2017-04-28
CIK 1109504

UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
 WASHINGTON, D.C. 20549
FORM 20‑F
☐ REGISTRATION STATEMENT PURSUANT TO SECTION 12(b) or 12(g) OF THE SECURITIES EXCHANGE ACT OF 1934

OR
☒ ANNUAL REPORT PURSUANT TO SECTION 13 OR 15(d) OF THE SECURITIES EXCHANGE ACT OF 1934
      For the fiscal year ended December 31, 2016
OR
☐ TRANSITION REPORT PURSUANT TO SECTION 13 OR 15(d) OF THE SECURITIES EXCHANGE ACT OF 1934
OR
☐ SHELL COMPANY REPORT PURSUANT TO SECTION 13 OR 15(d) OF THE SECURITIES EXCHANGE ACT OF 1934
Commission file number 000-30087
ADIRA ENERGY LTD.
 (Exact name of Registrant specified in its charter)
CANADA
 (Jurisdiction of incorporation or organization)
4101 Yonge Street, Suite 706
Toronto, Ontario
Canada M2P 1N6
 (Address of principal executive offices)
Contact Person: Gadi Levin
Address: 4101 Yonge Street, Suite 706
Toronto, Ontario
Canada M2P 1N6
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

The number of outstanding shares of the Company’s only class of capital or common stock as at December 31, 2016 was 17,112,022 common shares.
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

Indicate by check mark whether the registrant is a large accelerated filer, an accelerated filer, a non-accelerated filer, or an emerging growth company. See the definitions of “large accelerated filer,” “accelerated filer,” and “emerging growth company” in Rule 12b-2 of the Exchange Act.

Large accelerated filer   ☐ Accelerated filer   ☐

Non-accelerated filer   ☒  Emerging growth company   ☐

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
Yes ☒   No ☐
(APPLICABLE ONLY TO ISSUERS INVOLVED IN BANKRUPTCY PROCEEDINGS DURING THE PAST FIVE YEARS)
Indicate by checkmark whether the Registrant has filed all documents and reports required to be filed by Sections 12, 13 or 15(d) of the Securities Exchange Act of 1934 subsequent to the distribution of securities under a plan confirmed by a court.
 YES ☐ NO ☐

TABLE OF CONTENTS

GENERAL		- 1 -
PART I		- 2 -
ITEM 1 - IDENTITY OF DIRECTORS, SENIOR MANAGEMENT AND ADVISERS		- 2 -
ITEM 2 - OFFER STATISTICS AND EXPECTED TIMETABLE		- 2 -
ITEM 3 - KEY INFORMATION		- 2 -
A.	Selected Financial Data	- 2 -
B.	Capitalization and Indebtedness	- 6 -
C.	Reasons for the Offer and Use of Proceeds	- 6 -
D.	Risk Factors	- 6 -
ITEM 4	INFORMATION ON THE COMPANY	- 12 -
A.	History and Development of the Company	- 12 -
B.	Business Overview	- 13 -
C.	Organizational Structure	- 14 -
D.	Property, Plant and Equipment	- 14 -
ITEM 5	OPERATING AND FINANCIAL REVIEW AND PROSPECTS	- 15 -
A.	Operating Results	- 15 -
B.	Liquidity and Capital Resources	- 17 -
C.	Research and Development, Patents and Licences	- 19 -
D.	Trend Information	- 19 -
E.	Off-Balance Sheet Arrangements	- 20 -
F.	Tabular Disclosure of Contractual Obligations	- 20 -
G.	Safe Harbor	- 20 -
ITEM 6	DIRECTORS, SENIOR MANAGEMENT AND EMPLOYEES	- 20 -
A.	Directors and Senior Management	- 20 -
B.	Compensation	- 23 -
C.	Board Practices	- 25 -
D.	Employees	- 27 -
E.	Share Ownership	- 27 -
ITEM 7	MAJOR SHAREHOLDER AND RELATED PARTY TRANSACTIONS	- 30 -
A.	Major Shareholders	- 30 -
B.	Related Party Transactions	- 31 -
C.	Interests of Experts and Counsel	- 32 -
ITEM 8	FINANCIAL INFORMATION	- 32 -
A.	Consolidated Statements and Other Financial Information	- 32 -
B.	Significant Changes	- 32 -
ITEM 9	THE OFFER AND LISTING	- 32 -
A.	Offer and Listing Details – Price History	- 33 -
	As at December 31, 2013, none of our securities were subject to escrow.	- 34 -
B.	Plan of Distribution	- 34 -
C.	Markets	- 34 -
D.	Selling Shareholders	- 34 -
E.	Dilution	- 34 -
F.	Expenses of the Issue	- 35 -
ITEM 10	ADDITIONAL INFORMATION	- 35 -
A.	Share Capital	- 35 -
B.	Memorandum and Articles of Incorporation	- 35 -
C.	Material Contracts	- 35 -
D.	Exchange Controls	- 35 -
E.	Taxation	- 36 -
F.	Dividends and Paying Agents	- 43 -
G.	Statement by Experts	- 43 -
H.	Documents on Display	- 43 -
I.	Subsidiary Information	- 43 -

	ITEM 11	QUANTITATIVE AND QUALITATIVE DISCLOSURES ABOUT MARKET RISK	- 43 -
	A.	Transaction Risk and Currency Risk Management	- 43 -
	B.	Interest Rate Risk and Equity Price Risk	- 43 -
	C.	Exchange Rate Sensitivity	- 43 -
	D.	Commodity Price Risk	- 43 -
	ITEM 12	DESCRIPTION OF SECURITIES OTHER THAN EQUITY SECURITIES	- 44 -
Part II			- 44 -
	ITEM 13	DEFAULTS, DIVIDEND ARREARAGES AND DELINQUENCIES	- 44 -
	ITEM 14	MATERIAL MODIFICATIONS TO THE RIGHTS OF SECURITY HOLDERS AND USE OF PROCEEDS	- 44 -
	ITEM 15	CONTROLS AND PROCEDURES	- 44 -
	ITEM 16A	AUDIT COMMITTEE FINANCIAL EXPERTS	- 45 -
	ITEM 16B	CODE OF ETHICS	- 45 -
	ITEM 16C	PRINCIPAL ACCOUNTANT FEES AND SERVICES	- 45 -
	ITEM 16D	EXEMPTIONS FROM THE LISTING STANDARDS FOR AUDIT COMMITTEES	- 46 -
	ITEM 16E	PURCHASE OF EQUITY SECURITIES BY THE ISSUER AND AFFILIATED PURCHASERS	- 46 -
	ITEM 16F	CHANGES TO REGISTRANT'S CERTIFYING ACCOUNTANT	- 46 -
	ITEM 16G	CORPORATE GOVERNANCE	- 46 -
	ITEM 16H	MINE SAFETY DISCLOSURE	- 47 -
PART III			- 47 -
	ITEM 17	FINANCIAL STATEMENTS	- 47 -
	ITEM 18	FINANCIAL STATEMENTS	- 47 -
	ITEM 19	EXHIBITS	- 47 -

GENERAL
This Form 20-F is being filed as an annual report under the Exchange Act.
In this Form 20-F, references to:
“Adira” means Adira Energy Ltd., a Canadian federal corporation (formerly AMG Oil Ltd.);
“Adira Barbados” means Adira Energy Investments (Barbados) Ltd., a Barbados corporation that was dissolved on December 31, 2013;
“Adira Energy” means Adira Energy Holding Corp., an Ontario corporation (formerly Adira Energy Corp.);
“Adira Geo” means Adira Geo Global Ltd., an Israeli corporation that was voluntarily deregistered and liquidated in December 2015;
“Adira Group” means Adira together with: (a) its wholly-owned subsidiary, Adira Energy; (b) its wholly-owned indirect (through Adira Energy) subsidiaries, Adira Israel, Adira Services (voluntarily dissolved in February 2016), Adira Technologies (voluntarily dissolved in July 2015), Adira Energy CBM Ltd., and Adira Energy Holdings (Barbados) Ltd. (which wholly owned Adira Barbados until Adira Barbados was dissolved on December 31, 2013); and (c) Adira’s 60% indirect (through Adira Energy) subsidiary, Adira Geo (voluntarily dissolved in December 2015);
 “Adira Israel” means Adira Energy Israel Ltd., an Israeli corporation;
“Adira Services” means Adira Energy Israel Services Ltd., an Israeli corporation that was voluntarily deregistered and liquidated in February 2016;
“Adira Technologies” means Adira Oil Technologies Ltd., an Israeli corporation that was voluntarily deregistered and liquidated in July 2015;
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
Except as noted, the information set forth in this Form 20-F is as of December 31, 2016 and all information included in this document should only be considered correct as of such date.

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
PART I
ITEM 1	IDENTITY OF DIRECTORS, SENIOR MANAGEMENT AND ADVISERS
Not applicable.

ITEM 2	OFFER STATISTICS AND EXPECTED TIMETABLE

Not applicable.
ITEM 3	KEY INFORMATION
A. Selected Financial Data
Adira Energy
Until recently, Adira was carrying on business as an oil and gas exploration company with a focus on early-stage exploration in the State of Israel. The focus of the Company has changed as detailed below. The Company’s current trading symbol on the TSX Venture Exchange (the “Exchange”) is “ADL”. The Company also trades on the OTC Bulletin Board with the trading symbol “ADENF” and on the Frankfurt Stock Exchange with the trading symbol “OAM1”.

Our Company had an option (the “Yam Hadera Option”) to acquire up to a 15% participating interest in the Yam Hadera license (the “Yam Hadera License”) from Modiin Energy LP (“MELP”). The Yam Haera license is located 30 kilometers offshore Israel, between Hadera and Haifa. The Yam Hadera Option was exercisable until 14 days prior to the signing of a rig contract for the Yam Hadera License.  On September 22, 2014, the Petroleum Commissioner advised MELP that the Yam Hadera License had expired, without further extension being granted, due to the milestones in their work program not being achieved. On October 22, 2014, MELP sent a letter of appeal to the decision with the Minister of Energy and Water; however, in December 2015, MELP was notified that their appeal was denied and that the license has expired.

In light of the expiry of the Yam Hadera License, we have determined that we should terminate our oil and gas exploration business as of December 31, 2015.  We are now a shell company as defined in Rule 12b-2 of the Exchange Act.

Letter of Intent

In anticipation of the possibility that MELP’s appeal in respect of the Yam Hadera License would be denied by the Minister of Energy and Water, and given the increasing challenging market conditions for oil and gas exploration throughout 2015, our Company’s management had been looking for additional business opportunities.  On November 5, 2015, the Company and SMAART Holdings Inc. (“SMAART”) and the shareholders of SMAART entered into a letter of intent (the “LOI”) pursuant to which SMAART and Adira will complete a transaction (the “Transaction”), pursuant to which the resulting corporation (the “Resulting Issuer”) will seek listing on a Canadian stock exchange.

Management has recently become aware that, as a matter of policy and subject to very limited exceptions, the TSX Venture Exchange (the “TSXV”) will not accept for listing any company that engages in a cannabis-related business in any jurisdiction where such business is prohibited under applicable federal law, including the United States.  Currently, the Canadian Securities Exchange (the “CSE”) does not have a similar policy, and may provide an alternative to the TSXV as a stock market for the Resulting Issuer’s common shares, provided that the Resulting Issuer would meet the listing standards prescribed by the CSE.

SMAART is a British Columbia based corporation that owns a Nevada, USA subsidiary, SMAART Holdings Corp., which in turn owns the following active subsidiaries:

(i)
Empower Healthcare Corporation (“EHC”) is an Oregon based corporation that provides physician services to patients. EHC focuses on pain management services and is a pioneer in the recommendation of cannabis based products to its patients.

(ii)	The Hemp & Cannabis Company (“THCC”) is an Oregon corporation. THCC owns and leases real estate that was used to cultivate cannabis with state licenses in both Oregon and Washington.

(iii)	SMAART Inc. is an Oregon corporation that provides administrative services to SMAART owned companies.

(iv)	The Hemp & Cannabis Company (Washington) owns a property in Washington state that previously was used to cultivate cannabis on behalf of clinic patients.

The Transaction is subject to a number of conditions typical in a transaction of this nature, including without limitation, the approval by at least 66 2/3% of the votes cast by Adira shareholders at a special meeting of Adira shareholders to approve the Transaction and the approval of the TSXV (and/or other applicable Canadian stock exchange). On closing of the Transaction, it is expected that current shareholders of Adira will own 10% of the Resulting Issuer, while the current shareholders of SMAART will own the remaining 90%.

In connection with the Transaction, Adira advanced US$25,000 to SMAART to meet the SMAART’s ongoing working capital requirements pending the completion of this Transaction.  Subsequent to the year end, SMAART repaid this loan.

In addition, SMAART intends to complete an unregistered financing to close concurrently with the completion of the Transaction, for net proceeds of at least $2,400,000 CDN.  [There is no assurance that SMAART will be successful in completing the proposed financing, and completion of the Transaction is not conditional on any minimum amount of proceeds being realized from the financing.]  If SMAART succeeds in completing the contemplated financing, it is anticipated that the net proceeds will be available as working capital for the Resulting Issuer.

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
The selected historical information presented in the table below for the years ended December 31, 2016, 2015, 2014, 2013, and 2012 are derived from the audited consolidated financial statements of Adira for such period, and have been prepared in accordance with International Financial Reporting Standards (“IFRS”) as issued by the International Accounting Standards Board (“IASB”).  The selected financial information presented below should be read in conjunction with the audited consolidated financial statements and the notes thereto of Adira Group, and with the information appearing under each of Item 4 – “Information on the Company” and Item 5 – “Operating and Financial Review and Prospects” of this Form 20-F. All financial data presented in this Form 20-F are qualified in their entirety by reference to the consolidated financial statements and their notes.

U.S. dollars in thousands, except share and per share data

		Year Ended December 31,
	2016	2015	2014	2013	2012
		($ thousands)
Balance Sheet Data
Cash and cash equivalents	19	124	334	617	2,394
Total Assets	52	163	409	3,226	15,340
Total Liabilities	341	237	223	3,803	10,330
Total Shareholders’ Equity (deficit)	(289)	(74)	186	(577)	5,010

		Year ended December 31
	2016	2015	2014	2013	2012
		($ thousands)
Operating Data
Revenues and other income	-	-	-	17	1,889

Expenses:
Exploration expenses	-	-	-	677	1,026
General and administrative expenses	268	349	602	2,813	5,304
Gain on settlement of accounts payable and others payables	-	(25)	(1,374)	-	-
Impairment charge	-	-	-	5,168	7,810

Total expenses	268	324	(772)	8,658	14,140

Operating profit (loss)	268	324	772	(8,641)	(12,251)

Financing income	-	-	-	3,027	2,480
Loss on foreign exchange	(8)	(23)	(37)	(30)	(745)
Gain on revaluation of warrant liability	45	78	-	-	-

Profit (loss) before income taxes	(215)	(269)	735	(5,644)	(10,516)

Income taxes	-	-	-	-	(41)

Net profit (loss) and comprehensive profit (loss)	(215)	(269)	735	(5,644)	(10,557)

Basic and diluted net (loss) profit per share attributable to equity holders of the parent	(0.01)	(0.02)	0.06	(0.47)	(1.19)
Weighted average number of common shares used in computing basic and diluted net loss per share	17,112,022	15,439,508	12,158,302	12,052,073	2,954,241
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
At December 31, 2016, we had an accumulated deficit of $34.3 million.  These circumstances raise doubt about our ability to continue as a going concern, as described in the Note 1 to our consolidated financial statements for the year ended December 31, 2016, which are included herein.  Although our consolidated financial statements refer to circumstances which might raise doubt about our ability to continue as a going concern, they do not reflect any adjustments that might result if we are unable to continue our business.
As a holding company, our ability to make payments will eventually depend on the cash flows of our subsidiaries.
We have historically been a holding company and we plan to conduct substantially all of our operations through subsidiaries.  We have no direct operations and, other than remaining cash or cash equivalents and the shares of our subsidiaries, no significant assets.  Assuming our holding company structure remains, we will be dependent on the cash flows from our subsidiaries to meet our obligations, including payment of principal and interest on any debt we incur.  The ability of certain of our subsidiaries to provide us with payments may be constrained by the following factors:
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
We believe that the costs used to prepare internal budgets are reasonable; however, there are assumptions, uncertainties, and risk that may cause our allocated funds on a per well basis to change as a result of having to alter certain activities from those originally proposed or programmed to reduce and mitigate uncertainties and risks.  These assumptions, uncertainties, and risks are inherent in the completion and testing of wells and can include but are not limited to: pipe failure, casing collapse, unusual or unexpected formation pressure, environmental hazards, and other operating or production risk intrinsic in oil and/or gas activities.  Any of the above may cause a delay in our completion program and its ability to determine reserve potential.
We may not effectively manage the growth necessary to execute our business plan.
As disclosed elsewhere in this annual report, we have entered into a non-binding letter of intent that contemplates our acquisition of SMAART Holdings Inc. (“SMAART”), a private British Columbia corporation that, through its direct and indirect subsidiaries, is involved in the medical marijuana industry primarily in the States of Oregon and Washington.  If we are successful in consummating our acquisition of SMAART, we expect that we will be required to hire consultants and employees to carry out the operations of the Resulting Issuer.  Such growth, if any, will place significant strain on our current personnel, systems and resources.  We believe that we will also be required to improve our management, technical, information and accounting systems, controls and procedures.  We may not be able to maintain the quality of our operations, control our costs, continue complying with all applicable regulations and expand our internal management, technical information and accounting systems to support our desired growth.  If we fail to manage our anticipated growth effectively, our business could be adversely affected.

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
Our proposed acquisition of SMAART is contemplated by a non-binding letter of intent, and the transaction is subject to a number of conditions typical in a transaction of this nature, including without limitation, the approval by at least 66 2/3% of the votes cast by Adira shareholders at a special meeting of Adira shareholders to approve the transaction and the approval of the TSXV (and/or any other Canadian stock exchange on which the Resulting Issuer may seek listing).  There is no assurance that our acquisition of SMAART will proceed.  We have no other business prospects at this time, and if we are not successful in completing our proposed acquisition of SMAART, our Company may be left with inadequate resources to seek out and evaluate other opportunities.
Assuming we are successful in consummating our acquisition of SMAART, our future success will be dependent on additional states legalizing medical marijuana.
Assuming we are successful in consummating our acquisition of SMAART, our future success will depend on the continued development of the medical marijuana market, and on our ability to penetrate that market.  According to the Marijuana Policy Project, a pro-legalization group, medical marijuana is legal in 29 states and Washington, D.C., Puerto Rico and Guam.  However, continued development of the medical marijuana market is dependent upon continued legislative authorization of marijuana at the state level for medical purposes and, in certain states, including Oregon, based on the specifics of the legislation passed in that state, on local governments authorizing a sufficient number of dispensaries.  Any number of factors could slow or halt the progress.  Further, progress, while encouraging, is not assured and the process normally encounters set-backs before achieving success.  While there may be ample public support for legislative proposal, key support must be created in the legislative committee or a bill may never advance to a vote.  Numerous factors impact the legislative process.  Any one of these factors could slow or halt the progress and adoption of marijuana for medical purposes, which would limit the market for our products and negatively impact our business and revenues.
The alternative medicine industry faces strong opposition.
It is believed by many that well-funded, significant businesses may have a strong economic opposition to the medical marijuana industry as currently formed.  We believe that the pharmaceutical industry clearly does not want to cede control of any compound that could become a strong selling drug.  For example, medical marijuana will likely adversely impact the existing market for Marinol, the current “marijuana pill” sold by mainstream pharmaceutical companies.  Further, the medical marijuana industry could face a material threat from the pharmaceutical industry should marijuana displace other drugs or simply encroach upon the pharmaceutical industry’s market share for compounds such as marijuana and its component parts.  The pharmaceutical industry is well funded with a strong and experienced lobby that eclipses the funding of the medical marijuana movement.  Any inroads the pharmaceutical industry makes in halting or rolling back the medical marijuana movement could have a detrimental impact on the market for our products and thus on our business, operations and financial condition.

Marijuana remains illegal under U.S. federal law.
Marijuana remains illegal under U.S. federal law.  It is a Schedule-I controlled substance.  Even in those jurisdictions in which the use of medical marijuana has been legalized at the state level, its prescription is a violation of federal law.  The United States Supreme Court has ruled in United States v. Oakland Cannabis Buyers’ Coop. and Gonzales v. Raich that it is the federal government that has the right to regulate and criminalize cannabis, even for medical purposes.  Therefore, federal law criminalizing the use of marijuana trumps state laws that legalize its use for medicinal purposes.
According to the Marijuana Policy Project, a pro-legalization group, medical marijuana is legal in 29 states and Washington, D.C., Puerto Rico and Guam.  In addition, eight states and the District of Columbia have legalized recreational cannabis use.  In 2013, the U.S. Department of Justice issued a memorandum (commonly referred to as the “Cole Memorandum”) to the U.S. Attorneys offices (federal prosecutors) directing that federal prosecution of individuals and businesses that rigorously comply with state regulatory provisions in states that have strictly-regulated legalized medical or recreational cannabis programs be given low priority. This federal policy was reinforced by the passage of a federal omnibus spending bill in 2014 (the “2014 Spending Bill”) that included the so-called Rohrabacher–Farr amendment which prohibits the use of federal funds to interfere in the implementation of state laws legalizing cannabis and state medical marijuana laws. The Department of Justice, which encompasses the Drug Enforcement Agency, was subject to the 2014 Spending Bill.
The Rohrabacher–Farr amendment remained in the federal omnibus spending bill for the 2016 fiscal year that was signed into law by President Obama on December 18, 2015.  In September 2016, the amendment was included in a short-term spending bill passed by Congress and signed into law, which allowed it to remain in effect through December 9, 2016 when it was again renewed pursuant to a further short-term spending bill until April 28, 2017.
The 2014 Spending Bill has been cited as evidence of the development of bi-partisan support in the U.S. Congress for legalizing the use of cannabis.  However, it remains unclear whether the federal government will eventually repeal the federal prohibition on cannabis, and there is no assurance that the Rohrabacher–Farr amendment will be extended past April 28, 2017.  Political and regulatory risks also exist due to the recent election of Donald Trump to the U.S. Presidency, and the appointment of Sen. Jeff Sessions to the post of Attorney General with effect from February 9, 2017.  Mr. Trump’s positions regarding marijuana are remain unclear.  However, Sen. Sessions has been a consistent opponent of marijuana legalization efforts throughout his political career, and has publicly commented that the Justice Department will commit to enforcing federal laws on marijuana in an “appropriate way”. It remains unclear what stance the Department of Justice under the new administration might take toward legalization efforts in U.S. states, but federal enforcement of the Controlled Substances Act and other applicable laws is possible.
We may have difficulty accessing the service of U.S. banks.
As discussed above, the use of marijuana is illegal under federal law.  Therefore, if we are successful in consummating our acquisition of SMAART, there is a compelling argument that U.S. banks would not be able to accept for deposit funds from the drug trade and therefore would not be able to do business with our Company.  On February 14, 2014 the U.S. Department of the Treasury Financial Crimes Enforcement Network (“FinCEN”) released guidance to banks “clarifying Bank Secrecy Act expectations for financial institutions seeking to provide services to marijuana-related businesses.”  Under these guidelines, financial institutions must submit a “suspicious activity report” (“SAR”) as required by federal money laundering laws. These marijuana related SARs are divided into three categories: marijuana limited, marijuana priority, and marijuana terminated, based on the financial institution’s belief that the marijuana business follows state law, is operating out of compliance with state law, or where the banking relationship has been terminated.  In the United States, a bill has been tabled in Congress to grant banks and other financial institutions immunity from federal criminal prosecution for servicing marijuana-related businesses if the underlying marijuana business follows state law. This bill has not been passed and there can be no assurance with that it will be passed in its current form or at all.
In addition, U.S. Rep. Jared Polis (D-CO) has recently re-introduced proposed legislation in Congress that contemplates, among other things, the removal of marijuana from the Controlled Substance Act schedules and regulate it like alcohol.

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
Risks Associated with our Common Shares
There is no assurance that a publicly-traded market for the Resulting Issuer’s common shares will be available if Adira proceeds with the acquisition of SMAART
As a matter of policy and subject to very limited exceptions, the TSX Venture Exchange (the “TSXV”) will not accept for listing any company that engages in a cannabis-related business in any jurisdiction where such business is prohibited under applicable federal law, including the United States.  Currently, the Canadian Securities Exchange (the “CSE”) does not have a similar policy, and may provide an alternative to the TSXV as a stock market for the Resulting Issuer’s common shares.  However, there is no assurance that the Resulting Issuer will meet the listing standards prescribed by the CSE if Adira proceeds with the acquisition of SMAART.

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
Principal Office
Our principal office is located at 4101 Yonge Street, Suite 706, Toronto, Ontario, Canada, M2P 1N6.  Our telephone number is (416) 361 2216.
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
Capital Expenditures and Divestitures
During the year ended December 31, 2016, we did not incur any capital expenditures.
Takeover Offers
We are not aware of any indication of any public takeover offers by third parties in respect of our common shares during our last and current financial years.
B. Business Overview
We were formerly an oil and gas exploration company focused on early-stage exploration in the State of Israel.  During 2015 Oil and Gas Offshore Israel licenses in which we held options, all expired, and we determined that we should terminate our oil and gas exploration business as of December 31, 2015.  As a result, we became a shell company.  As discussed above, we are focusing on advancing our proposed transaction with SMAART.

Effects of Government Regulations
See Item 3D - “Risk Factors”.
C. Organizational Structure
The following sets out the current organizational structure of Adira and its significant subsidiaries:

Notes:
(1) Adira Energy Ltd. is a holding corporation and is the registered and beneficial owner of 100% of Adira Energy Holding Corp. Adira Energy Ltd.
(2) Adira Energy Holding Corp. is a holding corporation and is the registered and beneficial owner of Adira’s foreign subsidiary, , Adira Energy Israel Ltd.  During 2015, the other foreign subsidiaries will have liquidated.
(3) Adira Energy Israel Ltd. is currently inactive.

D. Property, Plant and Equipment
(a) Corporate Office
Our executive offices located at 4101 Yonge Street, Suite 706, Toronto, Ontario, Canada, M2P 1N6.
 (b) Special Skill and Knowledge
Dennis Bennie, our Chairman and Alan Friedman, our Executive Vice President – Corporate Development, have significant experience in evaluating and executing transaction similar to the one with SMAART.
(c) Foreign Operations
During the fiscal years ended December 31, 2015, and 2014, all of our oil and gas exploration activities were in the State of Israel.  We terminated our oil and gas exploration business as of December 31, 2015.
During the year ended December 31, 2016, we have focused on advancing our proposed transaction with SMAART.
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
The following is a discussion and analysis of our activities, consolidated results of operations and financial condition as of and for the year ended December 31, 2016.  It should be read in conjunction with our audited consolidated financial statements and related notes for the year ended December 31, 2016.  Our financial statements have been prepared in accordance with IFRS as issued by the IASB.
A. Operating Results
Results of Operations
Consolidated results of operations for the year ended December 31, 2016 compared to the year ended December 31, 2015.
General and Administrative Expenses
For the year ended December 31, 2016, general and administrative expenses amounted to $268 thousand as compared to $349 thousand for year ended December 31, 2015. The decrease in general and administrative expenses in 2016 resulted primarily from the continued significant reduction in compensation to officers of the Company.
Gain on settlement of accounts payable and others payables
For the year ended December 31, 2016 the Company recorded a gain on settlement of $Nil as compared to $25 thousand for year ended December 31, 2015. The amount in 2015 was from settlement agreements reached with suppliers which were lower than the obligations recorded as of December 31, 2014.
Financing Income/Expense and Gain on Foreign Exchange
For the year ended December 31, 2016, gain on foreign exchange was $8 thousand as compared to a loss of $23 thousand for the year ended December 31, 2015.  Our Company is exposed to financial risk related to the fluctuation of foreign exchange rates. Most of our monetary assets are held in Canadian dollars; however, the Company inures expenditures in NIS, US Dollars and Canadian dollars. The Company has not hedged its exposure to currency fluctuations.
The gain on revaluation of warrant liability for the year ended December 31, 2016 was $45 thousand as compared to $78 thousand for the year ended December 31, 2015, and results from the warrants issued in May 2015 being denominated in Canadian dollars while our functional currency is US dollars.  The fair value of the warrants are classified as a financial liability which is re-measured to fair value at the end of each period.  The changes in fair value are included in gain on revaluation of warrant liability.
Net Loss
The Company reported a net loss and comprehensive loss for the year ended December 31, 2016 of $215 thousand as compared to $269 thousand for year ended December 31, 2015. The losses in 2016 and 2015 is as a result of the Company incurring general and administrative expenses with no corresponding income.

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
Financing Income/Expense and Gain on Foreign Exchange
For the year ended December 31, 2015, loss on foreign exchange was $23 thousand as compared to $37 thousand for the year ended December 31, 2014.  The Company is exposed to financial risk related to the fluctuation of foreign exchange rates. The Company’s recently discontinued oil and gas exploration business activities were operated in Israel, most of its monetary assets are held in U.S. dollars and most of its expenditures are made in U.S. dollars. However, it also has expenditures in NIS and Canadian dollars. The Company has not hedged its exposure to currency fluctuations.
The gain on revaluation of warrant liability for the year ended December 31, 2015 was $78 thousand, and results from the warrants issued in May 2015 being denominated in Canadian dollars while our functional currency is US dollars.  The fair value of the warrants are classified as a financial liability which is re-measured to fair value at the end of each reporting period.  The changes in fair value are included in gain on revaluation of warrant liability. For the year ended December 31, 2014, the amount was Nil.
Net Profit
The Company reported a net loss and comprehensive loss for the year ended December 31, 2015 of $269 thousand as compared to a net profit and comprehensive profit of $735 thousand for year ended December 31, 2014. The loss in 2015 is as a result of the Company incurring general and administrative expenses with no corresponding income.
The primary reason for profit in 2014 was the Company’s ability to significantly reduce general and administration expenses, and Adira Israel obtaining significant discounts from settlement agreements reached with suppliers which were lower than the obligations recorded as of December 31, 2013.
Inflation
During the years ended December 31, 2016, 2015 and 2014, inflation has not had a material impact on our operations.
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
We have an accumulated deficit of $34.3 million as of December 31, 2016 ($34,134 as at December 31, 2015), and had negative cash flows from operations of $105 thousand for the year ended December 31, 2016 ($391 thousand for the year ended December 31, 2015). We no longer hold any interests in any oil and gas exploration projects.  Our ability to continue as a going concern depends upon our ability to complete our acquisition of SMAART and to obtain financing to continue our operations.
There can be no assurance that we will be able to continue to raise funds in which case we may be unable to meet its obligations.  We are considering various alternatives with respect to raising additional capital to remedy any future shortfall in capital, but to date has made no specific plans or arrangements.
Year ended December 31, 2016 compared to year ended December 31, 2015
During the year ended December 31, 2016, the Company’s overall position of cash and cash equivalents decreased by $105 thousand.
The Company’s net cash used in operating activities during the year ended December 31, 2016 was $105 thousand as compared to $391 thousand for the year ended December 31, 2015. This decrease is primarily as a result of an increase in accounts payable.
Cash used in investing activities during the year ended December 31, 2016 was $Nil as compared $15 thousand during the year ended December 31, 2015. The use of cash in 2015 relates primarily to the granting of a loan receivable in the amount of $25 thousand to SMAART in contemplation of the Transaction, offset by the decrease of restricted cash during the year.  SMAART repaid this loan subsequent to the year ended December 31, 2016.
Cash provided by financing activities for the year ended December 31, 2016 was $Nil as compared to $196 thousand during the year ended December 31, 2015. The cash provided in 2015 is as a result of the completion of a private placements of shares.

Year ended December 31, 2015 compared to year ended December 31, 2014
During the year ended December 31, 2015, the Company’s overall position of cash and cash equivalents decreased by $210 thousand.
The Company’s net cash used in operating activities during the year ended December 31, 2015 was $441 thousand as compared to $380 thousand for the year ended December 31, 2014. This increase is primarily as a result of a decrease in accounts payable.
Cash used in investing activities during the year ended December 31, 2015 was $15 thousand as compared to cash generated from investing activities of $37 thousand during the year ended December 31, 2014. The use of cash in 2015 relates primarily to the granting of a loan in the amount of $25 thousand to SMAART in contemplation of the Transaction, offset by the decrease of restricted cash during the same period.
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
Capital Resources
At December 31, 2016, our cash and cash equivalents were $19 thousand (December 31, 2015 - $124 thousand). The majority of this balance is being held in Canadian Dollars. Our working capital at December 31, 2016 was negative $222 thousand as compared to positive $38 thousand at December 31, 2015. We decreased our working capital as a result of a large increase in accounts payable. Subsequent to the year-end a significant service provider has agreed to settle its accounts payable balance in the amount $155 thousand in return for shares to be issued concurrently with the closing of the SMAART Transaction.
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
Warrant liability
As the warrants have an exercise and presentation price denominated in Canadian dollars which differs from the Company’s functional currency they do not qualify for classification as equity.  These warrants have been classified as warrant liability and are recorded initially at the fair value and revalued at each reporting date, using the Black-Scholes valuation method.  Changes in fair value for each period are included in comprehensive profit and loss for the period.
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
We have no contractual obligations as of December 31, 2016.
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
VP and Chief Financial Officer for two Israeli investment houses in the fields of private equity, hedge funds and real estate estate (July 2008 to December 2009 and January 2010 to June 2010, respectively).

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
VP and Chief Financial Officer for two Israeli investment houses in the fields of private equity, hedge funds and real estate estate (July 2008 to December 2009 and January 2010 to June 2010, respectively).

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

Mr. Gadi Levin. Mr. Levin became Adira’s Chief Executive Officer on September 1, 2015. Mr. Levin became Chief Financial Officer of Adira’s subsidiaries in July 2010, Secretary of Adira in August 2010, and was appointed as Adira’s Chief Financial Officer in January 2011. He served as the Acting Principal Executive Officer of Adira during the interim period from the effective date of the termination of February 24, 2012, to February 27, 2012. Mr. Levin previously served as the Vice President of Finance and Chief Financial Officer for two Israeli investment houses in the fields of private equity, hedge funds and real estate (July 2008 to December 2009 and January 2010 to June 2010, respectively). For the five years prior to that he worked as a financial consultant. Mr. Levin began his career at the accounting firm, Arthur Andersen, where he worked in the Cape Town, London and Tel Aviv offices for nine years. He has a Bachelor of Commerce degree in Accounting and Information Systems from the University of the Cape Town, South Africa, and a post graduate diploma in Accounting from the University of South Africa. He received his Chartered Accountant designation in South Africa and has an MBA from Bar Ilan University in Israel.
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
To the best of our knowledge, other than as disclosed below, no director or executive officer of Adira is, as at the date hereof, or has been, within the 10 years before the date hereof, a director, chief executive officer or chief financial officer of any corporation (including Adira) that:
(a)	was subject to an order that was issued while the director or executive officer was acting in the capacity as director, chief executive officer or chief financial officer; or
(b)
was subject to an order that was issued after the director or executive officer ceased to be a director, chief executive officer or chief financial officer and which resulted from an event that occurred while that person was acting in the capacity as director, chief executive officer or chief financial officer., other than in the case of Alan Rootenberg where in April 2008, he resigned as interim Chief Financial Officer of Talware Networx Inc., a TSXV listed company. Thirteen months later, in May 2009, the common shares of Talware Networx Inc. were the subject of a cease trade order and the company was delisted from the TSXV.

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
Our directors and officers are aware of the existence of laws governing accountability of directors and officers for corporate opportunity and requiring disclosures by directors of conflicts of interest and we will rely upon such laws in respect of any directors and officers’ conflicts of interest or in respect of any breaches of duty by any of its directors or officers. All such conflicts will be disclosed by such directors or officers in accordance with the CBCA and they will govern themselves in respect thereof to the best of their ability in accordance with the obligations imposed upon them by law.
Promoters
Alan Friedman, Ilan Diamond (formerly the Chief Executive Officer and a director of the Company,) and Dennis Bennie took the initiative in organizing the Company and may be considered to have been promoters of the Company. See Item 6E - Share Ownership for details of the shareholdings of such individuals.
B. Compensation

During the year ended December 31, 2016, we paid aggregate remuneration to our directors and officers as a group who served in the capacity of director or executive officer during such year of approximately $5 all of which relates to consulting fees and share based compensation to directors (2015 - $84 thousand of which $39 thousand relates to salaries and share based compensation to executive officers and $45 thousand relates to consulting fees and share based compensation to directors, 2 014 - $272 thousand of which $234 thousand relates to salaries and share based compensation to executive officers and $38 thousand relates to consulting fees and share based compensation to directors).

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
Summary Compensation Table
The following table provides a summary of compensation that we paid to our senior management during the fiscal year then ended December 31, 2016 (in thousands of US Dollars):

Names and Principal Position	Salary ($)	Share-Based Awards ($)	Option-Based Awards ($)	Non-Equity Incentive Plan Compensation ($)		Pension Value ($)	All Other Compensation ($)	Total Compensation ($)
				Annual incentive plans	Long-term incentive plans
Gadi Levin, Chief Executive Officer and Chief Financial Officer	-	-	-	-	-	-	-	-
Alan Friedman, Executive Vice President, Corporate Development	-	-	-	-	-	-	-	-
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
Long-Term Incentive Plan Awards
We did not make any long-term incentive plan awards during the years ended December 31, 2016 and 2015.
Pension, Retirement or Similar Benefits
We have amounts set aside to provide for pension, retirement or similar benefits.
Employment Agreements
As of the date of this Annual Report, we have no employment agreements with any of the officers of Adira.
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
We have procedures for the review and pre-approval of any services performed by our auditors. The procedures require that all proposed engagements of the auditors for audit and non-audit services be submitted to the Audit Committee for approval prior to the beginning of any such services. The Audit Committee considers such requests, and, if acceptable to a majority of the Audit Committee members, pre-approves such audit and non-audit services by a resolution authorizing management to engage the auditors for such audit and non-audit services. During such deliberations, the Audit Committee assesses, among other factors, whether the services requested would be considered “prohibited services” as contemplated by the regulations of the SEC, and whether the services requested and the fees related to such services could impair the independence of the auditors.
Pursuant to section 6.1 of NI 52-110, as adopted by the Canadian Securities Administrators (the “CSA”), Adira is exempt from the requirements of Parts 3 and 5 of NI 52-110 for the year ended December 31, 2013, by virtue of Adira being a “venture issuer” (as defined in NI 52-110).
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
D. Employees
As of December 31, 2016, we employed no employees.
E. Share Ownership
Shares
The shareholdings of our officers and directors are set forth below as of the date hereof.

Holder name	No. of Shares held	Percentage of holding		Percentage of holding on a fully diluted basis(1)
		% in capital	% in voting	% in capital	% in voting
Dennis Bennie(2)	2,886,929	16.87%	16.87%	20.50%	20.50%
Alan Friedman(3)	330,273	1.93%	1.93%	1.85%	1.85%
Gadi Levin(4)	-		0.00%	0.35%	0.35%
Alan Rootenberg(5)	303,333	1.77%	1.77%	2.72%	2.72%
Notes:

(1)	“Fully diluted basis” means with the exercise of all warrants and options.
(2)
Mr. Dennis Bennie is an interested party in Adira by virtue of his share holdings and by virtue of him serving as the chairman of the Board. Mr. Bennie indirectly holds all of the shares through companies controlled by himself and through his spouse.

(3)	Mr. Alan Friedman is an interested party in Adira by virtue of his share holdings and by virtue of him serving as a director and as Adira’s chief business development officer.
(4)	Mr. Levin is an interested party in Adira by virtue of him serving as an officer in Adira.
(5)	Mr. Rootenberg is an interested party in Adira by virtue of his share holdings and by virtue of him serving as a director in Adira.

Options
The stock options, exercisable into common shares of Adira, held by our officers and directors are set forth below as of the date hereof.
Name	Position	Allotment Date	Expiration Date	Exercise Price (US Dollar)(1)	Vesting Details		Total(2)
Dennis Bennie	Chairman	Aug. 22, 2012	Aug. 21, 2017	$2.176	R	(3)	101,333
Alan Rootenberg	Director	Aug. 22, 2012	Aug. 21, 2017	$2.16	R	(3)	667
Alan Friedman	Executive Vice President, Corporate Development and Director	Aug. 22, 2012	Aug. 21, 2017	$0.86	R	(3)	70,667
Gadi Levin	Chief Executive Officer and Chief Financial Officer	Aug. 22, 2012	Aug. 21, 2017	$2.16	R	(3)	60,667
Notes
(1) The exercise prices of employee stock options in 2010 were set in US Dollars and as of 2011, in Canadian Dollars. The tables show all amounts in US Dollars.
(2) Each stock option may be exercised to purchase one of our common shares at the exercise price.
(3) Type R stock options vest 33.33% every twelve months over two years with the initial vesting on August 22, 2012.

Warrants

Warrants, exercisable into common shares of Adira, held by our officers and directors are set forth below as of the date hereof.

Name	Position	Allotment date	Expiration date	Exercise price	Total
Dennis Bennie	Co-Chairman of the Board	May 7, 2015	May 6, 2018	US$0.04	2,000,000
Alan Rootenberg	Director	May 7, 2015	May 6, 2018	US$0.04	300,000

Equity Compensation Plans
The following table summarizes our compensation plans under which equity securities are authorized for issuance as at December 31, 2016.
Plan Category	Number of securities to be issued upon exercise of outstanding options, warrants and rights	Weighted-average exercise price of outstanding options, warrants and rights	Number of securities remaining available for future issuance under equity compensation plans(1) (excluding securities reflected in the second column)
Equity compensation plans approved by securityholders	5,056,00	0.14	1,475,203
Equity compensation plans not approved by securityholders	N/A	N/A	N/A
Total:	5,056,00	0.14	1,475,202

Notes:
(1) The number of securities remaining available for future issuance under our 10% rolling stock option plan as at the end of our most recently completed financial year is calculated on the basis of 10% of our issued and outstanding common shares as at such date (being 10% of 17,112,022 – 236,000 = 1,475,202).

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
A. Major Shareholders
Major Shareholders
We are a publicly-held corporation, with our shares held by residents of the United States, Canada and other countries.  To the best of our knowledge, as at December 31, 2016, no person, corporation or other entity beneficially owns, directly or indirectly, or controls more than 5% of our common shares, except as follows:
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

 Geographic Breakdown of Shareholders
As of December 31, 2016, our shareholder register indicates that our common shares are held as follows:

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
Insider Reports under the British Columbia Securities Act
Since the Company is a reporting issuer under the Securities Acts of British Columbia, Alberta and Ontario, certain “insiders” of the Company (including its directors, certain executive officers, and persons who directly or indirectly beneficially own, control or direct more than 10% of its common shares) are generally required to file insider reports of changes in their ownership of Adira’s common shares five days following the trade under National Instrument 55-104 – Insider Reporting Requirements and Exemptions, as adopted by the Canadian Securities Administrators.  All insider reports must be filed electronically five days following the date of the trade at www.sedi.ca. The public is able to access these reports at www.sedi.ca.
B. Related Party Transactions
None of our directors or senior officers, no associate or affiliate of the foregoing persons, and no insider has or had any material interest, direct or indirect, in any transactions, or in any proposed transaction, which in either such case has materially affected or will materially affect us or our predecessors during the year ended December 31, 2016 except as follows:
(a)
During the year ended December 31, 2016, we incurred $6 thousand in consulting fees and operating expenses to private companies which are controlled by some of our directors or officers (year ended December 31, 2015 - $58 thousand).

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

	Year ended December 31,
	2016	2015	2014
	U.S. dollars in thousands

Short-term employee benefits	$-	$38	$212
Share based compensation	-	1	22

	$-	$39	$234

Benefits in respect of key management persons (including directors) who are not employed by us:
	Year ended December 31,
	2016	2015	2014
	U.S. dollars in thousands

Share based compensation	$5	$45	$38
C. Interests of Experts and Counsel
Not applicable.
ITEM 8	FINANCIAL INFORMATION
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
Common Shares
Our authorized capital consists of an unlimited number of common shares without par value, of which 17,112,022 common shares were issued and outstanding as of December 31, 2016. All shares are initially issued in registered form.  There are no restrictions on the transferability of our common shares imposed by our constituting documents.
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
	High ($)	Low ($)
Annual (fiscal year)
2016	0.01	0.01
2015	0.085	0.03
2014	0.20	0.01
2013	1.78	0.06
2012	5.10	1.37

Quarterly
Fiscal 2016
Fourth Quarter	0.01	0.01
Third Quarter	0.01	0.01
Second Quarter	0.01	0.01
First Quarter	0.01	0.01
Fiscal 2015
Fourth Quarter	0.03	0.02
Third Quarter	0.04	0.02
Second Quarter	0.06	0.03
First Quarter	0.06	0.03

Monthly
April 1, 2017 to April 24, 2017	0.01	0.01
March 2017	0.01	0.01
February 2017	0.01	0.01
January 2017	0.01	0.01
December 2016	0.01	0.01
November 2016	0.01	0.01

The following table shows the progression in the high and low closing trading prices of our common shares on the TSXV, on post-Consolidation bases, for the periods listed.
	High ($)	Low ($)
Annual (fiscal year)
2016	0.04	0.04
2015	0.04	0.04
2014	0.20	0.03
2013	1.73	0.05
2012	5.10	1.35

Quarterly
Fiscal 2016
Fourth Quarter	0.04	0.04
Third Quarter	0.04	0.04
Second Quarter	0.04	0.04
First Quarter	0.04	0.04
Fiscal 2015
Fourth Quarter	0.05	0.04
Third Quarter	0.06	0.03
Second Quarter	0.08	0.04
First Quarter	0.09	0.04

Monthly
April 1, 2017 to April 27, 2017	0.04	0.04
March 2017	0.04	0.04
February 2017	0.04	0.04
January 2017	0.04	0.04
December 2016	0.04	0.04
November 2016	0.04	0.04
Escrowed Securities
As at December 31, 2016 and 2015, none of our securities were subject to escrow.
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
C. Material Contracts
We currently are not party to any material contracts.
D. Exchange Controls
There are no governmental laws, decrees or regulations in Canada relating to restrictions on the export or import of capital, or affecting remittance of interest, dividends or other payments to non-resident holders of our common shares.  However, the Investment Canada Act (Canada) will prohibit implementation, or if necessary, require divestiture of an investment deemed “reviewable” under the Investment Canada Act by an investor that is not a “Canadian” as defined in the Investment Canada Act, unless after review the Minister responsible for the Investment Canada Act is satisfied that the “reviewable” investment is likely to be of net benefit to Canada.
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
An investment in our common shares by a non-Canadian, who is not a resident of a World Trade Organization (“WTO”) member, would be reviewable under the Investment Canada Act if it was an investment to acquire control of our Company and the value of the assets of our Company was CAN$5 million or more.  An investment in our common shares by residents of WTO members would be reviewable only if it was an investment to acquire control of our Company and the value of the assets of our Company was equal to or greater than a specified amount, which is published by the Minister after its determination for any particular year.  This amount is currently CAN $600 million; it will increase to CAN $800 million starting April 24, 2017 and CAN $1 billion starting April 24, 2019.
A non-Canadian would be deemed to acquire control of our Company for the purposes of the Investment Canada Act if the non-Canadian acquired a majority of our outstanding common shares (or less than a majority but controlled our Company in fact through the ownership of one-third or more of our outstanding common shares) unless it could be established that, on the acquisition, we were not controlled in fact by the acquirer through the ownership of such common shares.  Certain transactions in relation to our common shares would be exempt from review under the Investment Canada Act, including, among others, the following:
(a)	the acquisition of voting shares or other voting interests by any person in the ordinary course of that person’s business as a trader or dealer in securities;
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
U.S. Holders
For purposes of this summary, the term “U.S. Holder” means a beneficial owner of our common shares that is for U.S. federal income tax purposes:
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
If we are a PFIC in any tax year in which a U.S. Holder held our common shares, such holder generally would be subject to special rules with respect to “excess distributions” made by us on our common shares and with respect to gain from the disposition of our common shares. An “excess distribution” generally is defined as the excess of distributions with respect to our common shares received by a U.S Holder in any tax year over 125% of the average annual distributions such U.S. Holder has received from us during the shorter of the three preceding tax years, or such U.S. Holder’s holding period for our common shares. Generally, a U.S. Holder would be required to allocate any excess distribution or gain from the disposition of our common shares ratably over its holding period for our common shares. Such amounts allocated to the year of the disposition or excess distribution would be taxed as ordinary income, and amounts allocated to prior tax years would be taxed as ordinary income at the highest tax rate in effect for each such year and an interest charge at a rate applicable to underpayments of tax would apply.
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
Complex limitations apply to the foreign tax credit, including the general limitation that the credit cannot exceed the proportionate share of a U.S. Holder’s U.S. federal income tax liability that such U.S. Holder’s “foreign source” taxable income bears to such U.S. Holder’s worldwide taxable income.  In applying this limitation, a U.S. Holder’s various items of income and deduction must be classified, under complex rules, as either “foreign source” or “U.S. source.”  Generally, dividends paid by a foreign corporation should be treated as foreign source for this purpose, and gains recognized on the sale of stock of a foreign corporation by a U.S. Holder should be treated as U.S. source for this purpose, except as otherwise provided in an applicable income tax treaty, and if an election is properly made under the Code.  However, the amount of a distribution with respect to our common shares that is treated as a “dividend” may be lower for U.S. federal income tax purposes than it is for Canadian federal income tax purposes, resulting in a reduced foreign tax credit allowance to a U.S. Holder.  In addition, this limitation is calculated separately with respect to specific categories of income.  The foreign tax credit rules are complex, and each U.S. Holder should consult its own U.S. tax advisor regarding the foreign tax credit rules.
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

F. Dividends and Paying Agents
Not applicable.
G. Statement by Experts
Not applicable.
H. Documents on Display
Exhibits attached to this Form 20-F are also available for viewing at our offices, 4101 Yonge Street, Suite 706, Toronto, Ontario, Canada M2P 1N6; or you may request them by calling our office at (416) 361-2216. Copies of our financial statements and other continuous disclosure documents required under securities rules are available for viewing on the internet at www.sedar.com.
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
As required under the Exchange Act, we have carried out an evaluation of the effectiveness of the design and operation of our company’s disclosure controls and procedures as of the end of the period covered by this annual report on Form 20-F, being December 31, 2016. This evaluation was carried out by our Mr. Gadi Levin, who service as our Chief Executive Officer and Chief Financial Officer. Based upon that evaluation, our executives concluded that our disclosure controls and procedures were effective as at December 31, 2016.
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

Under the supervision and with the participation of Mr. Gadi Levin, who serves as our Chief Executive Officer and Chief Financial Officer, our management assessed the effectiveness of our internal control over financial reporting as at December 31, 2016. In making this assessment, our management used the criteria, established in Internal Control-Integrated Framework issued by the Committee of Sponsoring Organizations of the Treadway Commission (COSO). Based upon this assessment, our management concluded that our internal control over financial reporting was effective as at December 31, 2016.

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
Changes in Internal Control over Financial Reporting
During the period ended December 31, 2016, there were no changes in our internal control over financial reporting (as defined in Rules 13a-15(f) and 15d-15(f) of the Exchange Act) that have materially affected, or are reasonably likely to materially affect, our internal control over financial reporting.
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
We have adopted a Code of Business Conduct that applies to all of our employees and officers, including our principal executive officer, principal financial officer, principal accounting officer or controller, or persons performing similar functions. The Code of Business Conduct meets the requirements for a “code of ethics” within the meaning of that term in Item 16B of Form 20-F. The text of our Code of Business Conduct is also posted on our website at www.adiraenergy.com, under the “Company” tab. In addition, a copy of our Code of Business Conduct will be provided to any person without charge, upon request.  All requests for a copy of our code of ethics should be directed in writing to the attention of Gadi Levin, c/o Adira Energy Ltd., 4101 Yonge Street, Suite 706, Toronto, Ontario, Canada M2P 1N6, or by email at: glevin@adiraenergy.com.
During the most recently completed fiscal year, the Company has neither: (a) amended its Code of Ethics; nor (b) granted any waiver (including any implicit waiver) form any provision of its Code of Ethics.

ITEM 16C	PRINCIPAL ACCOUNTANT FEES AND SERVICES
The following table sets forth information regarding the amount billed to us by our principal independent auditors, MNP LLP for the fiscal year ended December 31, 2016 and 2015:
	Year Ended December 31
	2016	2015
Audit Fees:	$10,000	$25,000
Audit Related Fees:	-	-
Tax Fees:		$5,000
Total:	$10,000	$30,000
Audit Fees
This category includes the aggregate fees billed by our independent auditor for the audit of our consolidated annual financial statements, reviews of interim financial statements and attestation services that are provided in connection with statutory and regulatory filings or engagements.
Audit Related Fees
This category includes the aggregate fees billed in each of the last two fiscal years for assurance and related services by the independent auditors that are reasonably related to the performance of the audits or reviews of the financial statements and are not reported above under “Audit Fees,” and generally consist of fees for other engagements under professional auditing standards, accounting and reporting consultations,
Tax Fees
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
In the year ended December 31, 2016, the Company did not purchase any of its issued and outstanding common shares pursuant to any repurchase program or otherwise.
ITEM 16F	CHANGES TO REGISTRANT’S CERTIFYING ACCOUNTANT
Not applicable.
ITEM 16G	CORPORATE GOVERNANCE
Not applicable.

ITEM 16H	MINE SAFETY DISCLOSURE
Not applicable.
PART III
ITEM 17	FINANCIAL STATEMENTS
Not applicable.
ITEM 18	FINANCIAL STATEMENTS
Financial Statements Filed as Part of this Annual Report
•	Report of Independent Registered Public Accounting Firm dated April 25, 2017;
•	Consolidated statement of financial position for the fiscal years ended December 31, 2016 and 2015;
•	Consolidated statements of comprehensive profit and loss for the fiscal years ended December 31, 2016, 2015 and 2014;
•	Consolidated statements of changes in (deficit) equity for the fiscal years ended December 31, 2016, 2015 and 2014;
•	Consolidated statements of cash flows for the fiscal years ended December 31, 2016, 2015 and 2014; and
•	Notes to consolidated financial statements

ADIRA ENERGY LTD.

CONSOLIDATED FINANCIAL STATEMENTS

AS OF DECEMBER 31, 2016, 2015 and 2014

U.S. DOLLARS IN THOUSANDS

Independent Auditors’ Report
To the Board of Directors and Shareholders of Adira Energy Ltd.

We have audited the accompanying consolidated statements of financial position of Adira Energy Ltd. (the “Company”) as of December 31, 2016 and 2015, and the related consolidated statements of comprehensive profit and loss, changes in (deficit) equity and cash flows for the years ended December 31, 2016, 2015 and 2014. The Company’s management is responsible for these consolidated financial statements. Our responsibility is to express an opinion on these consolidated financial statements based on our audits.

We conducted our audits in accordance with the standards of the Public Company Accounting Oversight Board (United States). Those standards require that we plan and perform the audits to obtain reasonable assurance about whether the consolidated financial statements are free of material misstatement. The Company is not required to have, nor were we engaged to perform, an audit of its internal control over financial reporting. Our audits included consideration of internal control over financial reporting as a basis for designing audit procedures that are appropriate in the circumstances, but not for the purpose of expressing an opinion on the effectiveness of the Company’s internal control over financial reporting. Accordingly, we express no such opinion. An audit also includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements, assessing the accounting principles used and significant estimates made by management, as well as evaluating the overall consolidated financial statement presentation. We believe that our audits provide a reasonable basis for our opinion.

In our opinion, the consolidated financial statements referred to above present fairly, in all material respects, the financial position of the Company as of December 31, 2016 and 2015 and the results of its operations and its cash flows for the years ended December 31, 2016, 2015 and 2014 in conformity with International Financial Reporting Standards as issued by the International Accounting Standards Board.

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

Chartered Professional Accountants
Licensed Public Accountants
Mississauga, Ontario
April 25, 2017

ADIRA ENERGY LTD.
CONSOLIDATED STATEMENTS OF FINANCIAL POSITION

U.S. dollars in thousands

		December 31	December 31
	Note	2016	2015
Assets
Current assets
Cash and cash equivalents	4	$19	$124
Loan	5	25	25
Other receivables and prepaid expenses	6	8	$14

		$52	$163

Liabilities
Current liabilities
Trade payables	7	$11	$60
Accrued liabilities	8	263	65
		274	125

Non-curremt Liabilities
Warrant liability	9	67	112
		341	237
Equity
Share capital	12	-	-
Additional paid-in capital	12	34,060	34,060
Accumulated deficit		(34,349)	(34,134)

Total deficit		(289)	(74)

Total liabilities and deficit		$52	$163

The accompanying notes are an integral part of these consolidated financial statements.

Approved on Behalf of the Board:

April 25, 2017	“Dennis Bennie”	“Alan Friedman”
Date of approval of the financial statements	Dennis Bennie Chairman of the Board	Alan Friedman Director

ADIRA ENERGY LTD.
CONSOLIDATED STATEMENTS OF COMPREHENSIVE PROFIT AND LOSS

U.S. dollars in thousands, except share and per share data

		Year ended
		December 31
	Notes	2016	2015	2014
Expenses:
General and administrative costs	14,16	$268	$349	$602
Gain on settlement of accounts payable and other payables	14	-	(25)	(1,374)

Total expenses		268	324	(772)
(Loss) income before financing income, (loss) gain on foreign exchange and gain on revaluation warrant liability		(268)	(324)	772
Gain (Loss) on foreign exchange		8	(23)	(37)
Gain on revaluation of warrant liability	9	45	78	-
(Loss) income before income taxes		(215)	(269)	735
Income taxes	11	-	-	-
Net (loss) income and comprehensive (loss) income		$(215)	$(269)	$735

Basic and diluted net (loss) income per share attributable to equity holders of the parent		$(0.01)	$(0.02)	$0.06

Weighted average number of ordinary shares used in computing basic and diluted net loss per share		17,112,022	15,439,508	12,158,302

The accompanying notes are an integral part of these consolidated financial statements.

ADIRA ENERGY LTD.

CONSOLIDATED STATEMENTS OF CHANGES IN (DEFICIT) EQUITY

U.S. dollars in thousands, except share and per share data

		Attributable to equity holders of the parent
	Number of	Share	Additional paid-in	Accumulated	Total (Deficit)
	shares	capital	capital	deficit	equity

Balance as of December 31, 2013	12,052,022	$-	$34,023	$(34,600)	$(577)

Shares and warrants issued in private placement, net	240,000	-	60	-	60
Share-based compensation recovery	-	-	(32)	-	(32)
Net income	-	-	-	735	735

Balance as of December 31, 2014	12,292,022	$-	$34,051	$(33,865)	$186

Shares and warrants issued in private placement, net (Note 12(b)(ii))	4,820,000	-	7	-	7
Share-based compensation (Note 12(c))	-	-	2	-	2
Net loss	-	-	-	(269)	(269)

Balance as of December 31, 2015	17,112,022	$-	$34,060	$(34,134)	$(74)
Net loss	-	-	-	(215)	(215)
Balance as of December 31, 2016	17,112,022	$-	$34,060	$(34,349)	$(289)

The accompanying notes are an integral part of these consolidated financial statements.

ADIRA ENERGY LTD.
CONSOLIDATED STATEMENTS OF CASH FLOWS

U.S. dollars in thousands

	Year ended
	December 31
	2016	2015	2014

Cash flow from operating activities
Net (loss) income for the year	$(215)	$(269)	$735
Items not affecting cash:
Depreciation	-	-	45
Loss on sale of fixed assets	-	2	3
Revaluation of warrants	(45)	(78)	-
Share-based compensation	-	2	(32)
Gain on settlement of accounts payable and other payables	-	(25)	(1,374)
Changes in non‑cash working capital:
Decrease in accounts receivable, other receivables and prepaid expenses	6	50	2,449
Decrease in trade payables	(49)	(82)	(1,276)
Increase (decrease) in other accounts payable and accrued liabilities	198	9	(930)
	(105)	(391)	(380)

Cash flow from investing activities
Proceeds from sale of equipment	-	1	11
Cash provided for loan receivable	-	(25)	-
Decrease in restricted cash	-	9	26
	-	(15)	37

Cash flow from financing activities
Proceeds from issue of shares, net of share issuance costs	-	196	60
	-	196	60

Decrease in cash and cash equivalents	(105)	(210)	(283)
Cash and cash equivalents, beginning of year	124	334	617

Cash and cash equivalents, end of year	$19	$124	$334

The accompanying notes are an integral part of these consolidated financial statements.

ADIRA ENERGY LTD.
NOTES TO CONSOLIDATED FINANCIAL STATEMENTS
December 31, 2016, 2015 and 2014
U.S. dollars in thousands, except share and per share data

NOTE 1:	GENERAL

a.	Nature of operations

Adira Energy Ltd. and its subsidiaries ("Adira" or "the Company"), was an oil and gas exploration company with operations in Israel. Given the increasing challenging market conditions for oil and gas exploration throughout 2015 and 2016, the Company’s management has been looking for additional business opportunities (see below). Adira is a limited company, incorporated on April 8, 2009, and domiciled in Toronto, Ontario, Canada. The registered head office is located at 4101 Yonge Street, Suite 706, Toronto,. Ontario, M2P 1N6. The Company's shares are currently traded on the OTC market in the U.S. and the TSX Venture Exchange (“TSX”) in Canada. The consolidated financial statements of the Company for the year ended December 31, 2016 were authorized for issue in accordance with a resolution of the directors on April 25, 2017.

Letter of intent to complete a transaction

On November 4, 2015, the Company entered into a letter of intent (“LOI”) with SMAART Holdings Inc. (“SMAART”) whereby the Company will acquire SMAART through a three-cornered amalgamation between the Company and its wholly owned subsidiary (the “Transaction”). In connection with the completion of the Transaction the amalgamated entity (the “Resulting Issuer”) intends to be listed on the Canadian Securities Exchange.

SMAART is a British Columbia based corporation that owns a Nevada, USA subsidiary, SMAART Holdings Corp., which in turn owns the following active subsidiaries:

(i)
Empower Healthcare Corporation (“EHC”) is an Oregon based corporation that provides physician services to patients. EHC focuses on pain management services and is a pioneer in the recommendation of cannabis based products to its patients.

(ii)	The Hemp & Cannabis Company (“THCC”) is an Oregon corporation. THCC owns and leases real estate that was used to cultivate cannabis with state licenses in both Oregon and Washington.

(iii)	SMAART Inc. is an Oregon corporation that provides administrative services to SMAART owned companies.

The Transaction is subject to a number of conditions typical in a transaction of this nature, including without limitation, the approval by at least 66 2/3% of the votes cast by Adira shareholders at a special meeting of Adira shareholders to approve the Transaction and the approval of the TSX Venture Exchange. On closing of the Transaction, it is expected that current shareholders of Adira will own 10% of the Resulting Issuer, while the current shareholders of the SMAART will own the remaining 90%.

Another condition of the Transaction is that SMAART complete a financing to close concurrently with the completion of the Transaction.

ADIRA ENERGY LTD.
NOTES TO CONSOLIDATED FINANCIAL STATEMENTS
December 31, 2016, 2015 and 2014
U.S. dollars in thousands, except share and per share data

NOTE 1:	GENERAL (Continued)

b.	Going concern

The accompanying consolidated financial statements have been prepared on the basis of a going concern, which contemplates the realization of assets and liquidation of liabilities in the normal course of business. As at December 31, 2016, the Company had an accumulated deficit of $34,349 (2015 - $34,134) and is not yet generating operating cash flows. As such, there is substantial doubt regarding the Company’s ability to continue as a going concern.

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

ADIRA ENERGY LTD.
NOTES TO CONSOLIDATED FINANCIAL STATEMENTS
December 31, 2016, 2015 and 2014
U.S. dollars in thousands, except share and per share data

NOTE 2:	BASIS OF PREPARATION (Continued)

c.	Basis of consolidation

These consolidated financial statements include the accounts of the Company and its wholly-owned subsidiaries Adira Energy Holdings Corp. and Adira Energy Israel Ltd.

On July 2015 and December 2015, the Company voluntarily liquidated and deregistered Adira Oil Technologies, and its 60% ownership in Adira Geo Global Limited, respectively.

In February 2016, the Company voluntarily liquidated and deregistered Adira Energy Israel Services Ltd.

The results are included in the consolidated statements of comprehensive income and loss up to the effective date of dissolution.

Adira Energy Israel Ltd. is currently in the process of being voluntarily liquidated and deregistered in Israel.

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

Fair value of derivative financial instruments: Management assesses the fair value of the Company’s financial derivatives in accordance with the accounting policy stated in Note 3(i) to the consolidated financial statements. Fair value of the warrant liability has been measured using the Black-Scholes model, taking into account the terms and conditions upon which the warrants are granted. These calculations require the use of estimates and assumptions. Changes in assumptions concerning volatilities, interest rates, foreign exchange rates, and expected life could have a significant impact on the fair value attributed to the Company’s financial derivatives.

b.	Translation of foreign currencies

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

c.	Cash equivalents

Cash equivalents are defined ashighly liquid investments, including unrestricted short-term bank deposits with an original maturity of three months or less from the date of acquisition or with a maturity of more than three months, but which are redeemable on demand without penalty and which form part of the Company's cash management.

ADIRA ENERGY LTD.
NOTES TO CONSOLIDATED FINANCIAL STATEMENTS
December 31, 2016, 2015 and 2014
U.S. dollars in thousands, except share and per share data

NOTE 3:	SIGNIFICANT ACCOUNTING POLICIES (Continued)

d.	Financial instruments

The Company’s financial instruments consist of the following summarized accounts included within the consolidated statements of financial position:

Financial assets and liabilities	Classification
Cash and cash equivalents	Loans and receivables
Other receivables	Loans and receivables
Loan receivables	Loans and receivables
Trade payables	Other financial liabilities
Accounts payable and accrued liabilities	Other financial liabilities
Warrant liability	Fair value through profit and loss

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

Fair value through profit and loss: Derivative instruments include the warrant liability which is recorded at fair value on initial recognition and at each subsequent reporting period. Any gains or losses arising from changes in fair value are recorded in the statements of comprehensive profit and loss for the period.

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

ADIRA ENERGY LTD.
NOTES TO CONSOLIDATED FINANCIAL STATEMENTS
December 31, 2016, 2015 and 2014
U.S. dollars in thousands, except share and per share data

NOTE 3:	SIGNIFICANT ACCOUNTING POLICIES (Continued)

e.	Financial instruments

Financial instruments recorded at fair value: The Company classifies its financial instruments according to a three level hierarchy that reflects the significance of the inputs used in making fair value measurements. The three levels of the fair value hierarchy are as follows:

• Level 1 ‑ Unadjusted quoted prices in active markets for identical assets and liabilities;
• Level 2 ‑ Inputs other than quoted prices that are observable for assets or liabilities directly or indirectly; and
• Level 3 ‑ Inputs for assets or liabilities that are not based on observable market data.

Management has determined that the warrant liability represents a level 2 input.

f.	Impairment of non-financial assets

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

ADIRA ENERGY LTD.
NOTES TO CONSOLIDATED FINANCIAL STATEMENTS
December 31, 2016, 2015 and 2014
U.S. dollars in thousands, except share and per share data

NOTE 3:	SIGNIFICANT ACCOUNTING POLICIES (Continued)

g.	Income taxes

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

h. Share-based payment transactions

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

i.	Warrant liability

As the warrants have an exercise and presentation price denominated in Canadian dollars which differs from the Company’s functional currency they do not qualify for classification as equity. These warrants have been classified as warrant liability and are recorded initially at the fair value and revalued at each reporting date, using the Black-Scholes valuation method. Changes in fair value for each period are included in comprehensive profit and loss for the period.

ADIRA ENERGY LTD.
NOTES TO CONSOLIDATED FINANCIAL STATEMENTS
December 31, 2016, 2015 and 2014
U.S. dollars in thousands, except share and per share data

NOTE 3:	SIGNIFICANT ACCOUNTING POLICIES (Continued)

j.	Loss / income per share

Basic loss / income per share is computed by dividing the profit or loss for the period by the weighted average number of common shares outstanding during the period. Stock options and common share purchase warrants are not included in the calculation of diluted loss per share if their inclusion would be antidilutive.

k.	Standards and amendments issued but not yet effective

The IASB issued new standards and amendments not yet effective.

IFRS 9, Financial Instruments (“IFRS 9”) was initially issued by the IASB on November 12, 2009 and issued in its completed version in July 2014, and will replace IAS 39, "Financial Instruments: Recognition and Measurement" (“IAS 39”). IFRS 9 replaces the multiple rules in IAS 39 with a single approach to determine whether a financial asset is measured at amortized cost or fair value and a new mixed measurement model for debt instruments having only two categories: amortized cost and fair value. The approach in IFRS 9 is based on how an entity manages its financial instruments in the context of its business model and the contractual cash flow characteristics of the financial assets. The new standard also requires a single impairment method to be used, replacing the multiple impairment methods in IAS 39. IFRS 9 is effective for financial years beginning on or after January 1, 2018. The Company is currently assessing the effects of IFRS 9 and intends to adopt on its effective date.

IFRS 15, Revenue from Contracts with Customers (“IFRS 15”) was issued by the IASB in May 2014 and clarifies the principles for recognizing revenue from contracts with customers. IFRS 15 will result in enhanced disclosures about revenue, provide guidance for transactions that were not previously addressed comprehensively (i.e. service revenue and contract modifications) and improve guidance for multiple-element arrangements. IFRS 15 is effective for periods beginning on or after January 1, 2018 and is to be applied retrospectively. The Company's preliminary assessment of IFRS 15 has determined there will not be a significant impact to the consolidated financial statements as a result of the adoption of this standard

IFRS 16, Leases (“IFRS 16”) was issued by the IASB in January 2016 and specifies how an IFRS reporter will recognize, measure, present and disclose leases. The standard provides a single lessee accounting model, requiring lessees to recognize assets and liabilities for all leases unless the lease term is 12 months or less or the underlying asset has a low value. Lessors continue to classify leases as operating or finance, with IFRS 16’s approach to lessor accounting substantially unchanged from its predecessor, IAS 17. An entity applies IFRS 16 for annual periods beginning on or after January 1, 2019. Earlier application is permitted if IFRS 15 Revenue from Contracts with Customers has also been applied. A lessee shall either apply IFRS 16 with full retrospective effect or alternatively not restate comparative information but recognize the cumulative effect of initially applying IFRS 16 as an adjustment to opening equity at the date of initial application. The Company is currently assessing the effects of IFRS 16 and intends to adopt on its effective date.

ADIRA ENERGY LTD.
NOTES TO CONSOLIDATED FINANCIAL STATEMENTS
December 31, 2016, 2015 and 2014
U.S. dollars in thousands, except share and per share data

NOTE 4:	CASH AND CASH EQUIVALENTS

	December 31,
	2016	2015

In US dollars	$17	$2
In Canadian dollars	1	102
In new Israeli shekels (“NIS”)	1	20

	$19	$124

NOTE 5:	LOAN RECIEVABLE

In connection with the Transaction, Adira has advanced $25 to SMAART to meet it's ongoing working capital requirements pending the completion of the transaction. Subsequent to the year-end, SMAART repaid the $25 loan (Note 17(a)).

NOTE 6:	OTHER RECEIVABLES AND PREPAID EXPENSES

	December 31,
	2016	2015
Government authorities	$1	$2
Prepaid expenses	7	12
	$8	$14

NOTE 7:	TRADE PAYABLES

Trade payables are non-interest bearing and are normally settled on 60-day terms.

NOTE 8:	ACCRUED LIABILITIES

	December 31,
	2016	2015

Accrued expenses	$263	$65
	$263	$65

ADIRA ENERGY LTD.
NOTES TO CONSOLIDATED FINANCIAL STATEMENTS
December 31, 2016, 2015 and 2014
U.S. dollars in thousands, except share and per share data

NOTE 9:	WARRANT LIABILITY

On May 7, 2015, the Company issued 4,820,000 warrants in conjunction with a private placement (Note 13(b) (ii)). The warrants have an expiry period of 3 years from date of issuance and an exercise price of $0.05 CDN per common share.
The warrants were valued at $189 at the time of issuance and revalued at $67 as at December 31, 2016 (2015 - $112). A gain of $45 was recorded in the Consolidated Statement of Comprehensive Profit and Loss for the year ended December 31, 2016 (2015 - $78). The Black-Scholes option pricing model was used to measure the derivative warrant liability with the following assumptions:

	May 7, 2015	December 31, 2015	December 31, 2016
Expected life	3 years	2.35 years	1.35 years
Risk-free interest rate	0.64%	0.50%	0.87%
Dividend yield	0.00%	0.00%	0.00%
Foreign exchange rate (USD/CAD)	0.8276	0.7209	0.7437
Expected volatility	222.04%	177.23%	147.70%

NOTE 10:	FINANCIAL INSTRUMENTS

The Company's activities expose it to various financial risks, such as market risks (foreign currency risk, consumer price index risk, interest risk and price risk), credit risk and liquidity risk. The Company's comprehensive risk management program focuses on actions to minimize potential adverse effects on the Company's financial performance.

a.	Credit risk:

Concentration of credit risk exists with respect to the Company's cash and cash equivalents, other receivables and prepaid expenses and loans receivable. The Company’s exposure as at December 31, 2016 and 2015 was for $52 and $163 respectively, which consisted of $19 (2015 - $124) in cash held in bank accounts, $8 (2015 - $14) in other receivables and prepaid expenses and $25 in loan receivables (2015 - $25).
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

Liquidity risk is the risk that the Company will encounter difficulty in obtaining funds to meet current obligations and future commitments. The Company's approach to managing liquidity risk is to forecast cash requirements to determine whether it will have sufficient funds to meet its current liabilities when due. As of December 31, 2016, the Company had cash and cash equivalents of $19 (2015 - $124), other receivables, and prepaid expenses of $8 (2015 – $14) and loan receivable of $25 (2015 - $25) to settle current liabilities in the amount of $263 (2015 – $125) (Note 1(b)).

ADIRA ENERGY LTD.
NOTES TO CONSOLIDATED FINANCIAL STATEMENTS
December 31, 2016, 2015 and 2014
U.S. dollars in thousands, except share and per share data

NOTE 10:	FINANCIAL INSTRUMENTS (Continued)

c.	Market risk:

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

The Company is exposed to financial risk related to the fluctuation of foreign exchange rates. Most of the Company's monetary assets are held in U.S. dollars and most of the Company's expenditures are made in Canadian dollars. The Company has not hedged its exposure to currency fluctuations. An increase or decrease of 5% of the Canadian dollar would not have a significant effect on the Company.

NOTE 11:	INCOME TAXES

The reconciliation of the combined Canadian federal and provincial statutory income tax rate of 26.5% (2015 – 26.5%) to the effective tax rates for the years ended December 31 is as follows:

	2016	2015
Loss before recovery of income taxes	$(215)	$(269)
Expected income tax recovery	$(57)	$(71)
Tax rate changes and other adjustments	(1,159)	(7,423)
Non-deductible expenses	(17)	(16)
Unrealized foreign exchange	-	1,290
Change in tax benefits not recognized	1,232	6,220
Income tax (recovery) expense	$-	$-

ADIRA ENERGY LTD.
NOTES TO CONSOLIDATED FINANCIAL STATEMENTS
December 31, 2016, 2015 and 2014
U.S. dollars in thousands, except share and per share data

NOTE 11:	TAXES ON INCOME (Continued)

Unrecognized Deferred Tax Assets

Deferred taxes are provided as a result of temporary differences that arise due to the differences between the income tax values and the carrying amount of assets and liabilities. Deferred tax assets have not been recognized in respect of the following deductible temporary differences:

	2016	2015

Property and equipment	$1	$1
Share issuance costs	$4	$286
Deferred expenses	$150	$-
Non-capital losses carried forward	$7,714	$2,931

The Canadian non-capital loss carry forwards expire as noted in the table below. Share issue and financing costs will be fully amortized in 2018. The remaining deductible temporary differences may be carried forward indefinitely. Deferred tax assets have not been recognized in respect of these items because it is not probable that future taxable profit will be available against which the group can utilize the benefits therefrom.

The Company’s Canadian non-capital income tax losses expire as follows:

2027	$76
2028	412
2029	764
2030	963
2031	2,003
2032	591
2033	975
2034	825
2035	694
2036	411
$7,714

ADIRA ENERGY LTD.
NOTES TO CONSOLIDATED FINANCIAL STATEMENTS
December 31, 2016, 2015 and 2014
U.S. dollars in thousands, except share and per share data

NOTE 12:	CAPITAL

a.	Authorized

Unlimited number of Common shares without nominal or par value.

b.	Issued and outstanding Common shares

(i)	As at December 31, 2016 and 2015, the Company had 17,112,022 shares issued and outstanding.

(ii)
On May 7, 2015, the Company completed a non-brokered private placement of 4,820,000 units (“Units”) for gross proceeds of $202 ($241,000 CDN). Each Unit consisted of one Common Share and one warrant. Each warrant is exercisable to acquire one Common Share at a price of CAN$0.05 per Common Share until May 6, 2018.

As the warrants are exercisable in a currency other than the Company’s functional currency they are treated as a derivative liability (Note 10). The fair value of the warrants was $189 and was first allocated to the liability with the residual balance of $7, net of $6 in share issuance costs, recorded in additional paid-in capital.

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

As of December 31, 2016, an aggregate of 1,475,202 of the Company's options were still available for future grant.

The Company typically grants stock options with vesting periods of between two to four years, generally with the exercise price at the closing price of the stock on the date of the grant and an expiration date of five years from the date of grant.

A summary of the stock option plan and changes during the years ended December 31, 2016 and 2015 were as follows:

	Number of options outstanding	Weighted average exercise price

Balance, January 1, 2015	416,000	$5.37

Options forfeited	(144,666)	8.34

Balance, December 31, 2015	271,334	$2.85

Options forfeited	(35,334)	7.68

Balance, December 31, 2016	236,000	$2.23

ADIRA ENERGY LTD.
NOTES TO CONSOLIDATED FINANCIAL STATEMENTS
December 31, 2016, 2015 and 2014
U.S. dollars in thousands, except share and per share data

NOTE 12:	CAPITAL (Continued)

c.	Stock Option Plan (Continued)

The following tables summarize information about stock options outstanding and exercisable as of December 31, 2016:

Grant date	Expiry date	Grant date fair value	Exercise price	Number of options outstanding	Number of options exercisable	Average remaining contractual life

August 22, 2012 (*)	August 21, 2017	$1.05	$2.23	236,000	236,000	0.64
				236,000	236,000

(*)	The exercise price is denominated in Canadian dollars and was translated to USD in the table above using the exchange rate on December 31, 2016.

Stock options granted are expensed as share-based payments. For grants made until December 31, 2011, the Company used the Black-Scholes option pricing model to value stock options granted. For grants made from January 1, 2012, the Company uses the Binominal option pricing model to value stock options granted.
During the year ended December 31, 2016 the Company recorded a share-based compensation expense of $Nil (2015 - $2) as a result of the vesting of previously granted stock options.

d.	Share purchase warrants

The Company has share purchase warrants outstanding entitling the holders to acquire Common shares as follows:

	Number of warrants (*)	Weighted average exercise price

Balance as of December 31, 2014	79,012,640	$0.17

Warrants granted during 2014	4,820,000	0.04
Warrants expired during 2015	(79,012,640)	0.14
Balance as of December 31, 2015 and 2016	4,820,000	$0.04

The following tables summarize information applicable to warrants outstanding as of December 31, 2016:

Issue date	Expiry date	Grant date fair value	Exercise price (*)	Number of warrants

May 7, 2015	May 6, 2018	$ 0.04	$ 0.04	4,820,000

(*)	The exercise price of these warrants is denominated in Canadian dollars and was translated to USD in the table above using the exchange rate as of December 31, 2016.

NOTE 13:	CAPITAL MANAGEMENT

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

NOTE 14:	RELATED PARTY TRANSACTIONS

a.	For the year ended December 31, 2016, the Company recognized $6 for advisory fees and operating expenses to private companies controlled by the directors or by officers of the Company (2015 - $58).

These transactions are in the ordinary course of business and are measured at the amount of consideration set and agreed by the related parties.

b.	Compensation to directors and key management personnel:

The CEO, CFO, and V.P. Business Development, and the directors are considered key management personnel.

	Year ended December 31,
	2016	2015	2014

Short-term employee benefits	$-	$38	$212
Share-based compensation	-	1	22
	$-	$39	$234

Number of people	2	2	2

c.	Benefits in respect of key management persons (including directors) who are not employed by the Company:

	Year ended December 31,
	2016	2015	2014

Board of Directors fees	$5	$45	$38

Number of people	3	3	3

For the year ended December 31, 2015, Adira Energy Ltd recorded a gain on settlement of accounts payable and other payables in the amount of $25, arising from settlement agreements reached with related parties.

NOTE 15:	COMMITMENTS AND CONTINGENCIES

As at December 31, 2016 and 2015, the Company has no commitments or contingencies.

NOTE 16:	GENERAL AND ADMINISTRATIVE EXPENSES

	Year ended December 31,
	2016	2015	2014

Payroll and related payments	$-	$-	$307
Share-based compensation (recovery)	-	2	(32)
Professional fees	225	247	122
Rent and office expenses	7	46	90
Depreciation	-	-	45
Insurance	16	25	30
Others	20	29	40

	$268	$349	$602

NOTE 17:	SUBSEQUENT EVENTS

a.	Subsequent to the year-end, SMAART repaid the $25 loan.

b.	Subsequent to the year-end, a significant service provider has agreed to settle their accounts payable balance in the amount $155 in return for shares to be issued as part of the SMAART transaction.

ITEM 19	EXHIBITS
The following exhibits are included in this Form 20-F:

Exhibit Number	Description
1.1	Articles of Conversion (1)
1.2	Articles of Continuance (1)
1.3	By-Laws (1)
1.4	Certificate and Articles of Amendment (3)
1.5	Certificate and Articles of Amendment (5)
4.1	2009 Stock Option Plan (2)
8.1	List of Subsidiaries (5)
12.1	Certificate of Principal Executive Officer pursuant to Section 302 of the Sarbanes-Oxley Act of 2002 (5)
12.2	Certificate of Chief Financial Officer pursuant to Section 302 of the Sarbanes-Oxley Act of 2002 (5)
13.1	Certificate of Principal Executive Officer and Principal Financial Officer pursuant to Section 906 of the Sarbanes-Oxley Act of 2002 (5)
(1)	Incorporated by reference from our current report on Form 8-K filed with the SEC on December 2, 2008.
(2)	Incorporated by reference from our Form 20-F shell company report filed with the SEC on September 4, 2009.
(3)	Incorporated by reference from our Form 20-F report filed with the SEC on January 22, 2010.
(4)	Incorporated by reference from our Form 20-F report filed with the SEC on February 3, 2011.
(5)	Filed as an exhibit hereto.

SIGNATURES
The Registrant hereby certifies that it meets all of the requirements for filing on Form 20-F and that it has duly caused and authorized the undersigned to sign this Form 20-F on its behalf.
ADIRA ENERGY LTD.
Per: /s/ Gadi Levin
Name: Gadi Levin
Title: Chief Executive Officer and Chief Financial Officer
Date: April 28, 2017