Form 20-F
period 2017-12-31
Adira Energy Ltd.
filed 2018-06-01
CIK 1109504

UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
WASHINGTON, D.C. 20549

FORM 20-F

☐	REGISTRATION STATEMENT PURSUANT TO SECTION 12(b) or 12(g) OF THE SECURITIES EXCHANGE ACT OF 1934

OR

☒	ANNUAL REPORT PURSUANT TO SECTION 13 OR 15(d) OF THE SECURITIES EXCHANGE ACT OF 1934

For the fiscal year ended December 31, 2017

OR

☐	TRANSITION REPORT PURSUANT TO SECTION 13 OR 15(d) OF THE SECURITIES EXCHANGE ACT OF 1934

OR

☐	SHELL COMPANY REPORT PURSUANT TO SECTION 13 OR 15(d) OF THE SECURITIES EXCHANGE ACT OF 1934

Commission file number 000-30087

EMPOWER CLINICS INC. (formerly ADIRA ENERGY LTD.)
(Exact name of Registrant specified in its charter)

CANADA
(Jurisdiction of incorporation or organization)

400-570 Granville Street
Vancouver BC
Canada V6C 3P1
(Address of principal executive offices)

Contact Person: Craig Snyder
Address: 400-570 Granville Street
Vancouver BC
Canada V6C 3P1
Email: c.snyder@empoweclinics.com
Telephone: (206) 718-3288
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

The number of outstanding shares of the Company’s only class of capital or common stock as at December 31, 2017 was 17,112,022 common shares.

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

Large accelerated filer ☐                  Accelerated filer ☐

Non-accelerated filer ☒                   Emerging growth company ☐

If an emerging growth company that prepares its financial statements in accordance with U.S. GAAP, indicate by check mark if the registrant has elected not to use the extended transition period for complying with any new or revised financial accounting standards provided pursuant to Section 13(a) of the Exchange Act. ☐

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

YES ☐                  NO ☐

TABLE OF CONTENTS

GENERAL		- 1 -
PART I		- 2 -
ITEM 1 -	IDENTITY OF DIRECTORS, SENIOR MANAGEMENT AND ADVISERS	- 2 -
ITEM 2 -	OFFER STATISTICS AND EXPECTED TIMETABLE	- 2 -
ITEM 3 -	KEY INFORMATION	- 2 -
A.	Selected Financial Data	- 2 -
B.	Capitalization and Indebtedness	- 5 -
C.	Reasons for the Offer and Use of Proceeds	- 5 -
D.	Risk Factors	- 5 -
ITEM 4	INFORMATION ON THE COMPANY	- 11 -
A.	History and Development of the Company	- 11 -
B.	Business Overview	- 12 -
C.	Organizational Structure	- 13 -
D.	Property, Plant and Equipment	- 13 -
ITEM 5	OPERATING AND FINANCIAL REVIEW AND PROSPECTS	- 14 -
A.	Operating Results	- 14 -
B.	Liquidity and Capital Resources	- 15 -
C.	Research and Development, Patents and Licences	- 18 -
D.	Trend Information	- 18 -
E.	Off-Balance Sheet Arrangements	- 18 -
F.	Tabular Disclosure of Contractual Obligations	- 18 -
G.	Safe Harbor	- 18 -
ITEM 6	DIRECTORS, SENIOR MANAGEMENT AND EMPLOYEES	- 18 -
A.	Directors and Senior Management	- 18 -
B.	Compensation	- 22 -
C.	Board Practices	- 24 -
D.	Employees	- 25 -
E.	Share Ownership	- 26 -
ITEM 7	Major Shareholder and Related Party Transactions	- 28 -
A.	Major Shareholders	- 28 -
B.	Related Party Transactions	- 29 -
C.	Interests of Experts and Counsel	- 30 -
ITEM 8	FINANCIAL INFORMATION	- 30 -
A.	Consolidated Statements and Other Financial Information	- 30 -
B.	Significant Changes	- 30 -
ITEM 9	THE OFFER AND LISTING	- 30 -
A.	Offer and Listing Details – Price History	- 31 -
As at December 31, 2013, none of our securities were subject to escrow.		- 32 -
B.	Plan of Distribution	- 32 -
C.	Markets	- 32 -
D.	Selling Shareholders	- 33 -
E.	Dilution	- 33 -
F.	Expenses of the Issue	- 33 -
item 10	additional information	- 33 -
A.	Share Capital	- 33 -
B.	Memorandum and Articles of Incorporation	- 33 -
C.	Material Contracts	- 33 -
D.	Exchange Controls	- 34 -
E.	Taxation	- 35 -
F.	Dividends and Paying Agents	- 41 -
G.	Statement by Experts	- 41 -
H.	Documents on Display	- 41 -
I.	Subsidiary Information	- 41 -

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

Except as noted, the information set forth in this Form 20-F is as of December 31, 2017 and all information included in this document should only be considered correct as of such date.

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

In light of the expiry of the Yam Hadera License, we have determined that we should terminate our oil and gas exploration business as of December 31, 2015. Prior to the completion of the Transaction (as defined below), we were a shell company as defined in Rule 12b-2 of the Exchange Act.

Reverse Take over

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

The Target's business operates under the name Empower Clinics ("Empower") in the United States and is a growing national network of physician-staffed medical cannabis clinics with a primary focus on enabling patients to improve and protect their health. In addition to the clinic business, Empower also garners royalties from the sale of proprietary medical cannabis products manufactured, dispensed, and delivered by third party channel partners. Through the rapid addition of both physical clinic locations, coupled with third party manufacturer distribution relationships, Empower seeks to create a leading nationwide brand of trusted products and services for the medical cannabis industry, enabling patients to more effectively and affordably address areas such as chronic pain, Epilepsy, PTSD, and more. Empower also intends to seek merger and acquisition opportunities where possible to accelerate its business expansion plans and drive value.

On April 27, 2018, the Company completed its previously disclosed transaction with SMAART Holdings Inc. (“SMAART”) to acquire assets which constituted a reverse take-over of the Company (the “Transaction”). Pursuant to the Transaction, a subsidiary of the Company amalgamated with SMAART to form the wholly owned subsidiary, Empower Clinics Inc. In return, all of the issued and outstanding securities of SMAART were exchanged for equivalent securities, including Common Shares, of Empower. In connection with the Transaction, the Company also changed its name to “Empower Clinics Inc.” and underwent a 6.726254 to one share consolidation. In addition, a private placement was completed whereby 8,443,473 Common Shares were issued at a price of CDN$0.31 per share for aggregate gross proceeds of CDN$2,617,476, approximately $2,037,000. As a result, Empower will have 70,966,958 Common Shares issued and outstanding.

The net proceeds will be available as working capital for the Company.

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

The selected historical information presented in the table below for the years ended December 31, 2017, 2016, 2015, 2014 and 2013and 2012 are derived from the audited consolidated financial statements of Adira for such period, and have been prepared in accordance with International Financial Reporting Standards (“IFRS”) as issued by the International Accounting Standards Board (“IASB”). The selected financial information presented below should be read in conjunction with the audited consolidated financial statements and the notes thereto of Adira Group, and with the information appearing under each of Item 4 – “Information on the Company” and Item 5 – “Operating and Financial Review and Prospects” of this Form 20-F. All financial data presented in this Form 20-F are qualified in their entirety by reference to the consolidated financial statements and their notes.

U.S. dollars in thousands, except share and per share data

		Year Ended December 31,
	2017	2016	2015	2014	2013

Balance Sheet Data
Cash and cash equivalents	14	19	124	334	617
Total Assets	14	52	163	409	3,226
Total Liabilities	378	341	237	223	3,803
Total Shareholders’ Equity (deficit)	(364)	(289)	(74)	186	(577)

		Year ended December 31
	2017	2016	2015	2014	2013 ($ thousands)

Operating Data
Revenues and other income	-	-	-	-	17

Expenses:
Exploration expenses	-	-	-	-	677
General and administrative expenses	113	268	349	602	2,813
Gain on settlement of accounts payable and others payables	-	-	(25)	(1,374)	-
Impairment charge	-	-	-	-	5,168

Total expenses	113	268	324	(772)	8,658

Operating profit (loss)	113	268	324	772	(8,641)

Financing income	-	-	-	-	3,027
Loss on foreign exchange	-	(8)	(23)	(37)	(30)
Gain on revaluation of warrant liability	38	45	78	-	-

Profit (loss) before income taxes	(75)	(215)	(269)	735	(5,644)

Income taxes	-	-	-	-	-

Net profit (loss) and comprehensive profit (loss)	(75)	(215)	(269)	735	(5,644)

Basic and diluted net (loss) profit per share attributable to equity holders of the parent	(0.00)	(0.01)	(0.02)	0.06	(0.47)

Weighted average number of common shares used in computing basic and diluted net loss per share	17,112,022	17,112,022	15,439,508	12,158,302	12,052,073

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

At December 31, 2017, we had an accumulated deficit of $34.4 million. These circumstances raise doubt about our ability to continue as a going concern, as described in the Note 1 to our consolidated financial statements for the year ended December 31, 2017, which are included herein. Although our consolidated financial statements refer to circumstances which might raise doubt about our ability to continue as a going concern, they do not reflect any adjustments that might result if we are unable to continue our business.

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

We may no effectively manager the cannabis business of SMAART currently carried on in the United States..

there are uncertainties surrounding the Resulting Issuer carrying on the existing medical cannabis business of SMAART currently carried on in the United States. Currently, there are 29 states of the United States, including the District of Columbia, that have laws or regulations that recognize, in one form or another, legitimate medical uses for cannabis and consumer use of cannabis in connection with medical treatment. Many other states are considering similar legislation. Conversely, under the Controlled Substance Act (the “CSA”), the policies and regulations of the Federal government and its agencies are that cannabis has no medical benefit and a range of activities including cultivation and the personal use of cannabis is prohibited. Unless and until Congress amends the CSA with respect to medical marijuana, as to the timing or scope of any such potential amendments there can be no assurance, there is a risk that federal authorities may enforce current federal law, and we may be deemed to be producing, cultivating or dispensing marijuana in violation of federal law or we may be deemed to be facilitating the selling or distribution of drug paraphernalia in violation of federal law with respect to our current or proposed business operations. Active enforcement of the current federal regulatory position on cannabis may thus indirectly and adversely affect the Resulting Issuer’s future cash flows, earnings, results of operations and financial condition.

The risk of strict enforcement of the CSA in light of Congressional activity, judicial holdings and stated federal policy remains uncertain.

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

Principal Office

Our principal office prior to the completion of the Transaction was located at 4101 Yonge Street, Suite 706, Toronto, Ontario, Canada, M2P 1N6. We are no located at 400-570 Granville Street, Vancouver BC V6C 3P1.

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

Our common shares are registered under Section 12(g) of the Exchange Act. Our current trading symbol on the OTC Bulletin Board (the “OTCBB”) is “ADENF” and our current trading symbol on the TSX Venture Exchange (the “TSXV”) is “ADL”. Our current trading symbol on the Canadian Securities Exchange is “EPW”.

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

Capital Expenditures and Divestitures

During the year ended December 31, 2017, we did not incur any capital expenditures.

Takeover Offers

We are not aware of any indication of any public takeover offers by third parties in respect of our common shares during our last and current financial years.

B.       Business Overview

We were formerly an oil and gas exploration company focused on early-stage exploration in the State of Israel. During 2015 Oil and Gas Offshore Israel licenses in which we held options, all expired, and we determined that we should terminate our oil and gas exploration business as of December 31, 2015. As a result, we became a shell company. As discussed above, we Completed the Transaction with Smart on April 27, 2018.

On June 12, 2015 SMAART Holdings Inc., through its wholly owned subsidiary Empower Healthcare Corp, purchased all of the assets of Presto Quality Care Corporation (“Presto”), an Oregon company that had owned and operated the business currently carried on by SMAART. The consideration for the purchase was the assumption by SMAART of a note payable by Presto to Bayview Equities Ltd. in the amount of $550,000 plus accrued interest of $35,893. The Portland clinic was opened in 2003 to service the then fledgling medical cannabis market. The Grants Pass clinic was opened in 2009 as was the Riverside California clinic which was recently closed. The Bend, Oregon clinic was opened by Ricky Gilliland, the current manager, in 2011 while the Spokane, Washington clinic was opened in January, 2010. In addition, the travelling clinics stared operating in various locations from 2003 onwards and were designed to service the small markets that could not sustain a full-time clinic. All the clinics were start-ups and run by local advocates for the medicinal benefits of Cannabis. Local offices were sourced and clinics were held for between one to three, days a week, eventually being held for six days a week in Portland. The initial marketing was mainly word of mouth. The clinics were staffed by doctors or registered nurses.

The Empower team of six doctors and one nurse have over 115 years of collective medical experience with 40 years of combined medical cannabis experience. In addition, they written over 12 books and published over 300 articles on medical cannabis. Empower’s doctors are recruited through a variety of methods including referral, recruiting and outreach. Currently doctors are paid on competitive hourly contracts which provide maximum flexibility for both the clinics and doctors personal schedule. Hourly rates may be different base on state, required doctor training and education and relevant experience levels. The respective qualifications of these doctors are as follows:

Dr. Jack McCue. A graduate of Harvard University and Case Western Reserve University Schools of Medicine, Dr. McCue did his residency training at Johns Hopkins and Harvard in internal medicine and geriatrics. He has traveled the world and worked with patients and other medical professionals in a science-based blending of traditional medical treatment and appropriate use of cannabis. As a distinguished and award-winning physician, Dr. McCue has written 14 books and over 300 articles, in addition to speaking internationally at conferences on many topics including the informed use of medical cannabis. Dr. Shaun Hedmann. Dr. Hedmann completed his medical training at Johns Hopkins in Baltimore MD, Baylor in Houston TX and Brown University in Providence RI and before accepting a position with Kaiser Permanente where he practiced Cardiology for 25 years. He has been involved with patients and their need for medical cannabis for nearly 6 years and appreciates the depth and breath of debilitating conditions that impact their lives.

Dr. David Dodge. Dr. Dodge is a retired pathologist and nuclear medicine doctor in Portland, Oregon. He received his medical degree from Washington University School of Medicine in St. Louis and served as staff pathologist at Providence Medical Center for more than 20 years. He has helped Oregon cannabis patients at Empower Clinics since 2003.

Dr. Leorra Britvan. Dr. Britvan is a board certified internal medicine physician. She studied medicine at University of Southern California Medical School and trained at Harbor- UCLA for internal medicine. Most of her professional career includes working as an Hospitalist in both California and Oregon for the past twenty years--caring for patients from admission in the emergency room to stay in hospital. She has been evaluating patients for medical cannabis treatment since 2015.

Dr. David Lemmon. Dr. Lemmon is a Naturopathic Physician with expertise in natural, nutritional, and plant-based medicine. He received his Doctorate from the National College of Natural Medicine in Portland, Oregon. He has been studying the benefits and uses of medicinal plants including Cannabis for over 15 years.

Dr. Heather Krantz. Dr. Krantz is an obstetrician-gynecologist in Bend, Oregon. She received her medical degree from University of Kansas School of Medicine and has been in practice for more than 20 years.

Effects of Government Regulations

See Item 3D - “Risk Factors”.

C.       Organizational Structure

The following table sets out the current organizational structure of the Company and its significant subsidiaries, all wholly owned through SMAART Holdings Corp.:

Name of Subsidiary	Jurisdiction of Incorporation
Empower Healthcare Corporation	Oregon, USA
SMAART Inc.	Oregon, USA
The Hemp & Cannabis Company	Washington, USA
THCF Access Points, Inc.	Oregon, USA
The Hemp & Cannabis Company	Oregon, USA
CanMed Solutions Inc.	Oregon, USA

D.       Property, Plant and Equipment

(a)       Corporate Office

Our executive offices located at 400-570 Granville Street, Vancouver BC V6C 3P1.

(b)       Special Skill and Knowledge

Craig Snyder, our Chairman and CEO has significant experience in managing the SMAART business.

(c)       Foreign Operations

During the fiscal years ended December 31, 2015, and 2014, all of our oil and gas exploration activities were in the State of Israel. We terminated our oil and gas exploration business as of December 31, 2015.

During the year ended December 31, 2017, we have focused on advancing our proposed transaction with SMAART.

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

The following is a discussion and analysis of our activities, consolidated results of operations and financial condition as of and for the year ended December 31, 2017. It should be read in conjunction with our audited consolidated financial statements and related notes for the year ended December 31, 2017. Our financial statements have been prepared in accordance with IFRS as issued by the IASB.

A.       Operating Results

Results of Operations

Consolidated results of operations for the year ended December 31, 2017 compared to the year ended December 31, 2016.

General and Administrative Expenses

For the year ended December 31, 2017, general and administrative expenses amounted to $113 thousand as compared to $268 thousand for year ended December 31, 2016. The decrease in general and administrative expenses in 2017 resulted primarily from the continued significant reduction in compensation to officers of the Company and cessation of all activities, expect for the completion of the Transaction.

Financing Income/Expense and Gain on Foreign Exchange

For the year ended December 31, 2017, gain on foreign exchange was Nil as compared to a gain of $8 thousand for the year ended December 31, 2016. The Company is exposed to financial risk related to the fluctuation of foreign exchange rates. Most of its monetary assets are held in Canadian, however, the Company inures expenditures in NIS, US Dollars and Canadian dollars. The Company has not hedged its exposure to currency fluctuations.

The gain on revaluation of warrant liability for the year ended December 31, 2017 was $38 as compares to $45 thousand for the year ended December 31, 2016 and results from the warrants issued in May 2015 that are denominated in Canadian dollars, while our functional currency is US dollars; therefore, the fair value of the warrants are classified as a financial liability which is re-measured to fair value at the end of each period. The changes in fair value are included in gain on revaluation of warrant liability.

Net Loss

The Company reported a net loss and comprehensive loss for the year ended December 31, 2017 of $75 thousand as compared to $215 thousand for year ended December 31, 2016. The losses in 2017 and 2016 is as a result of the Company incurring general and administrative expenses with no corresponding income.

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

Gain on settlement of accounts payable and others payables

For the year ended December 31, 2015 the Company recorded a gain on settlement of $25 thousand, arising from settlement agreements reached with suppliers.

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

Inflation

During the years ended December 31, 2017, 2016 and 2015, inflation has not had a material impact on our operations.

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

We have an accumulated deficit of $34.4 million as of December 31, 2017 ($34,3 as at December 31, 2016), and had negative cash flows from operations of $34 thousand for the year ended December 31, 2017 ($105 thousand for the year ended December 31, 2016). We no longer hold any interests in any oil and gas exploration projects.

Year ended December 31, 2017 compared to year ended December 31, 2016

During the year ended December 31, 2017, the Company’s overall position of cash and cash equivalents decreased by $5 thousand.

The Company’s net cash used in operating activities during the year ended December 31, 2017 was $34 thousand as compared to $105 thousand for the year ended December 31, 2016. This decrease is primarily as a result of an increase in accounts payable.

Cash used in investing activities during the year ended December 31, 2017 was $29 thousand as compared $Nil during the year ended December 31, 2016. The cash provided in 201 7relates primarily to a repayment of a loan given to SMAART and the provision of a loan from SMAART to the Company.

Cash provided by financing activities for the year ended December 31, 2017 was Nil as compared to $Nil during the year ended December 31, 2016.

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

Capital Resources

At December 31, 2017, the Company’s cash and cash equivalents were $14 thousand (December 31, 2016 - $19 thousand). The majority of this balance is being held in Canadian Dollars. Our working capital at December 31, 2017 was negative $329 thousand as compared to negative $272 thousand at December 31, 2016. The Company decreased its working capital as a result of increase in accrued liabilities and decrease of current receivables. During 2017 a significant service provider has agreed to accept settle their accounts payable balance in the amount $155 in return for shares to be issued as part of the SMAART transaction. On April 27, 2018, The Company completed the Transaction and raised $2 million.

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

We have no contractual obligations as of December 31, 2017.

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

The following table sets forth information relating to the directors and senior management of the Company as at the date of this Form 20-F:

Name(1)	Position
Craig Snyder (2)	Director, Chairman and CEO
Lorne Gertner (2)	Director
Alan Rootenberg(2)(3)	CFO
Dan Ballister	Director
Emily Davis	Corporate Secretary

Notes:

(1)	Neither age nor date of birth of directors or senior managers is required to be reported in our home country (Canada) nor otherwise publicly disclosed.

(2)	Member of Audit Committee.

(3)	“Independent” for purposes of National Instrument 52-110– Audit Committees (“NI 52-110”).

The following is biographical information on our directors and offers who are acting in the capacity of director or officer as of the date hereof:

Craig Snyder- President, CEO and Director

Craig is a senior leader with over 20 years of success in driving growth and development of high tech and emerging technology organizations. He has significant experience leading disruptive strategies in new markets and building corporate reputation on a national scale. He has held senior leadership positions at two Fortune 100 companies (Pepsi Cola & Citibank) combined with executive leadership experience in two Nasdaq startup to IPO success stories (Go2Net & Marchex). He has deep experience in M&A and P&L Management with experience in over 20 acquisitions and most recently had direct responsibility for two successful company sales as CEO (SnapNames & Moniker). He is a graduate of the United States Naval Academy and a former Naval Officer.

Alan Rootenberg- CFO

Alan is a Certified Public Accountant with extensive Canadian public markets experience. He has over 30 years of capital markets experience serving as CEO, President and CFO of TSX, TSXV and OTCBB listed companies in the technology and extraction industries. He is a graduate of Witwatersrand University in Johannesburg, South Africa.

Emily Davis- Corporate Secretary

Ms. Davis has more than 20 years of experience providing a variety of administrative and corporate services to publicly listed companies in the financial, technology and natural resource sectors. Prior to joining current employers Venture One Corp. and TY Management Corp., she worked in administration with Silver Standard. She has also worked with several merchant banks, managing portfolios of private and public companies, focused on mining, energy and technology. Ms. Davis will devote her time as needed to the Resulting Issuer.

Lorne Gertner- Director

In addition to being a founding partner and CEO of Hill & Gertner, Lorne is the CEO of Hill & Gertner Retail Partners, an affiliate of Hill & Gertner. Since co-founding Hill & Gertner, he has been involved in over $1 billion worth of transactions in the retail sector, most notably, with Eaton’s Dylex and Hip Interactive. From 1981 to 1996, Lorne was president and owner of Mister Leonard Inc., one of Canada’s largest women’s apparel manufacturers. He has a Bachelor of Architecture from the University of Toronto and practiced architecture in the early 1980’s. Lorne is a member of World President’s Organization and a founder of the Gertner Charitable Foundation.

Dan Ballister - Director

Dan Ballister is the co-founder and CEO of Smoke Hall Foods L3C, a veteran-owned CPG startup focused on manufacturing ultra-high quality American-made products, creating employment opportunities for veterans, and donating a meaningful percentage of the company’s profits to organizations that directly support military and veteran families. The company launched in 2015 with the introduction of The General’s Hot Sauce. Concurrently, Dan is the founder of Over The Wall Ventures, a digital media consulting firm that advises buy and sell side media clients on strategic planning, M&A, and programmatic infrastructure. Previously, Dan was the co-founder and President of online media buying marketplace TRAFFIQ Inc. (sold to Talus Holdings), and held executive positions over a 20-year period at the National Basketball Association, Go2Net/InfoSpace.com, Cendant, Hallmark Cards, and Reckitt Benckiser. He served five years as a Surface Warfare Officer in the U.S. Navy, and is a graduate of the United States Naval Academy in Annapolis, MD.

Paul Uhlir- Director

Paul serves as Chief Executive Officer of Add3 Media, one of the largest digital marketing agencies in Seattle. Paul leverages over 20 years of successful business development, sales and marketing experience in the online interactive space. Prior to Add 3 Paul founded Don't Blink Media, Inc., in 2005 and served as its President and Vice President of Business Development. Paul has vast experience originating, building and managing Fortune 500 relationships and is responsible for establishing and promoting strategic partnerships with direct clients and large publisher’s websites. His experiences, both as a seller and a business development manager have helped Paul develop expertise in the analytics of online media buying. Prior to Don't Blink Agency, he has worked for Marchex, uDate.com, Infospace and Go2Net in both senior business development and sales roles. He holds an undergraduate degree in history from the University of Washington, Seattle.

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

To the best of our knowledge, no director or executive officer of the Company, or a shareholder holding a sufficient number of the Cyompan’s securities to affect materially the control the Compnay, has been subject to:

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

B.       Compensation

During the year ended December 31, 2017, we paid aggregate remuneration to our directors and officers as a group who served in the capacity of director or executive officer during such year nil (2016 - $5 thousand, 2015 - $84 thousand of which $39 thousand relates to salaries and share based compensation to executive officers and $45 thousand relates to consulting fees and share based compensation to directors).

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

Summary Compensation Table

The following table provides a summary of compensation that we paid to our senior management during the fiscal year then ended December 31, 2017 (in thousands of US Dollars):

Names and Principal Position	Salary ($)	Share-Based Awards ($)	Option-Based Awards ($)	Non-Equity Incentive Plan Compensation ($)		Pension Value ($)	All Other Compensation ($)	Total Compensation ($)
				Annual incentive plans	Long-term incentive plans
Gadi Levin, Chief Executive Officer and Chief Financial Officer(1)	-	-	-	-	-	-	-	-
Alan Friedman, Executive Vice President, Corporate Development(1)	-	-	-	-	-	-	-	-

(1)       Resigned on April 27, 2018

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

Long-Term Incentive Plan Awards

We did not make any long-term incentive plan awards during the years ended December 31, 2017 and 2016.

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

D.       Employees

As of December 31, 2017, we employed no employees.

E.       Share Ownership

Shares

The shareholdings of our officers and directors are set forth below as of December 31, 2017.

Holder name	No. of Shares held	Percentage of holding		Percentage of holding on a fully diluted basis(1)
		% in capital	% in voting	% in capital	% in voting
Dennis Bennie(2)	2,886,929	16.87%	16.87%	20.50%	20.50%
Alan Friedman(3)	330,273	1.93%	1.93%	1.85%	1.85%
Gadi Levin(4)	-		0.00%	0.35%	0.35%
Alan Rootenberg(5)	303,333	1.77%	1.77%	2.72%	2.72%

Notes:

(1)	“Fully diluted basis” means with the exercise of all warrants and options.

(2)	Mr. Dennis Bennie is an interested party in Adira by virtue of his share holdings and by virtue of him serving as the chairman of the Board. Mr. Bennie indirectly holds all of the shares through companies controlled by himself and through his spouse. He resigned on April 27, 2018

(3)	Mr. Alan Friedman is an interested party in Adira by virtue of his share holdings and by virtue of him serving as a director and as Adira’s chief business development officer. He resigned on April 27, 2018

(4)	Mr. Levin is an interested party in Adira by virtue of him serving as an officer in Adira. He resigned on April 27, 2018

(5)	Mr. Rootenberg is an interested party in Adira by virtue of his share holdings and by virtue of him serving as a director in Adira. He resigned as a director and was appointed the CFO on April 27, 2018

Options

There are no stock options, exercisable into common shares of Adira, held by our officers and directors as of December 31, 2017

Warrants

Warrants, exercisable into common shares of Adira, held by our officers and directors are set forth below as of December 31, 2017.

Name	Position	Allotment date	Expiration date	Exercise price	Total
Dennis Bennie(1)	Co-Chairman of the Board	May 7, 2015	May 6, 2018	US$0.04	2,000,000
Alan Rootenberg(1)	Director	May 7, 2015	May 6, 2018	US$0.04	300,000

(1) Resigned April 27, 2018

Equity Compensation Plans

The following table summarizes our compensation plans under which equity securities are authorized for issuance as at December 31, 2017.

Plan Category	Number of securities to be issued upon exercise of outstanding options, warrants and rights	Weighted-average exercise price of outstanding options, warrants and rights	Number of securities remaining available for future issuance under equity compensation plans(1) (excluding securities reflected in the second column)
Equity compensation plans approved by securityholders	Nil	N/A	1,711,202
Equity compensation plans not approved by securityholders	N/A	N/A	N/A
Total:	Nil	0.14	1,711,202

Notes:

(1)	The number of securities remaining available for future issuance under our 10% rolling stock option plan as at the end of our most recently completed financial year is calculated on the basis of 10% of our issued and outstanding common shares as at such date (being 10% of 17,112,022 = 1,711,202).

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

A.       Major Shareholders

Major Shareholders

We are a publicly-held corporation, with our shares held by residents of the United States, Canada and other countries. To the best of our knowledge, as at December 31, 2017, no person, corporation or other entity beneficially owns, directly or indirectly, or controls more than 5% of our common shares, except as follows:

Name	Number of Common Shares Owned(1)(2)	Percentage(3)
Dennis Bennie	2,886,929(4)	16.87%
Goodman Investment Counsel Inc.	1,055,180(5)	6.17%

Notes:

(1)	Under Rule 13d–3, a beneficial owner of a security includes any person who, directly or indirectly, through any contract, arrangement, understanding, relationship, or otherwise has or shares: (i) voting power, which includes the power to vote, or to direct the voting of shares; and (ii) investment power, which includes the power to dispose or direct the disposition of shares. Certain shares may be deemed to be beneficially owned by more than one person (if, for example, persons share the power to vote or the power to dispose of the shares). In addition, shares are deemed to be beneficially owned by a person if the person has the right to acquire the shares (for example, upon exercise of an option) within 60 days of the date as of which the information is provided. In computing the percentage ownership of any person, the amount of shares outstanding is deemed to include the amount of shares beneficially owned by such person (and only such person) by reason of these acquisition rights. As a result, the percentage of outstanding shares of any person as shown in this table does not necessarily reflect the person’s actual ownership or voting power with respect to the number of common shares actually outstanding on the date hereof.
(2)	Each of our common shares entitles the holder thereof to one vote.
(3)	Based on 17,112,022 common shares of Adira issued and outstanding as of the date of this filing.
(4)	Includes shares held by spouse.
(5)	Includes shares held by Goodman Investment Counsel Inc. and associated companies that are controlled by Mr. Nathan Goodman.

Geographic Breakdown of Shareholders

As of December 31, 2017, our shareholder register indicates that our common shares are held as follows:

Location	Number of Shares	Percentage of Total Shares	Number of Registered Shareholders of Record
United States	107,622	0.63	57
Canada	16,265,784	95.05	40
Other	738,616	4.32	21
Total	17,112,022	100	118

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

B.       Related Party Transactions

None of our directors or senior officers, no associate or affiliate of the foregoing persons, and no insider has or had any material interest, direct or indirect, in any transactions, or in any proposed transaction, which in either such case has materially affected or will materially affect us or our predecessors during the year ended December 31, 2017 except as follows:

(a)	During the year ended December 31, 2017, we incurred $Nil in consulting fees and operating expenses to private companies which are controlled by some of our directors or officers (year ended December 31, 2016 - $6 thousand).

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

	Year ended December 31,
	2017	2016	2015
	U.S. dollars in thousands

Short-term employee benefits	$-	$-	$38
Share based compensation	-	-	1

	$-	$-	$39

Benefits in respect of key management persons (including directors) who are not employed by us:

	Year ended December 31,
	2017	2016	2015
	U.S. dollars in thousands

Share based compensation	$-	$5	$45

C.       Interests of Experts and Counsel

Not applicable.

ITEM 8	FINANCIAL INFORMATION

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

Common Shares

Our authorized capital consists of an unlimited number of common shares without par value, of which 17,112,022 common shares were issued and outstanding as of December 31, 2017. All shares are initially issued in registered form. There are no restrictions on the transferability of our common shares imposed by our constituting documents.

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

	High ($)	Low ($)
Annual (fiscal year)
2017	0.01	0.01
2016	0.01	0.01
2015	0.085	0.03
2014	0.20	0.01
2013	1.78	0.06
2012	5.10	1.37

Quarterly
Fiscal 2017
Fourth Quarter	0.01	0.01
Third Quarter	0.01	0.01
Second Quarter	0.01	0.01
First Quarter	0.01	0.01
Fiscal 2016
Fourth Quarter	0.01	0.01
Third Quarter	0.01	0.01
Second Quarter	0.01	0.01
First Quarter	0.01	0.01
Fiscal 2015
Fourth Quarter	0.03	0.02
Third Quarter	0.04	0.02
Second Quarter	0.06	0.03
First Quarter	0.06	0.03

Monthly
April 1, 2018 to April 24, 2018	0.01	0.01
March 2018	0.01	0.01
February 2018	0.01	0.01
January 2018	0.01	0.01
December 2017	0.01	0.01
November 2017	0.01	0.01

The following table shows the progression in the high and low closing trading prices of our common shares on the TSXV, on post-Consolidation bases, for the periods listed.

	High ($)	Low ($)
Annual (fiscal year)
2017	0.04	0.04
2016	0.04	0.04
2015	0.04	0.04
2014	0.20	0.03
2013	1.73	0.05
2012	5.10	1.35

Quarterly
Fiscal 2017
Fourth Quarter	0.04	0.04
Third Quarter	0.04	0.04
Second Quarter	0.04	0.04
First Quarter	0.04	0.04
Fiscal 2016
Fourth Quarter	0.04	0.04
Third Quarter	0.04	0.04
Second Quarter	0.04	0.04
First Quarter	0.04	0.04
Fiscal 2015
Fourth Quarter	0.05	0.04
Third Quarter	0.06	0.03
Second Quarter	0.08	0.04
First Quarter	0.09	0.04

Monthly
April 1, 2018 to April 27, 2018	0.04	0.04
March 2018	0.04	0.04
February 2018	0.04	0.04
January 2018	0.04	0.04
December 2017	0.04	0.04
November 2017	0.04	0.04

Escrowed Securities

As at December 31, 2017 and 2016, none of our securities were subject to escrow.

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

The following discussion summarizes the principal features of the Investment Canada Act for a non-Canadian who proposes to acquire common shares of the Company. The discussion is general only; it is not a substitute for independent legal advice from an investor's own adviser; and, except where expressly noted, it does not anticipate statutory or regulatory amendments.

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

An investment in the Company’s common shares by a non-Canadian, who is not a resident of a World Trade Organization (“WTO”) member, would be reviewable under the Investment Canada Act (Canada) if it was an investment to acquire control of the Company and the value of the assets of the Company was CAN $5 million or more. An investment in common shares of the Company by a resident of a WTO member would be reviewable only if it was an investment to acquire control of the Company and the enterprise value of the assets of the Company was equal to or greater than a specified amount, which is published by the Minister after its determination for any particular year. This amount is currently CAN $1 billion (unless the WTO member is party to one of a list of certain free trade agreements, in which case the amount is currently CAN $1.5 billion); beginning January 1, 2019, both thresholds will be adjusted annually by a GDP (Gross Domestic Product) based index.

A non-Canadian would be deemed to acquire control of the Company for the purposes of the Investment Canada Act if the non-Canadian acquired a majority of the outstanding common shares (or less than a majority but controlled the Company in fact through the ownership of one-third or more of the outstanding common shares) unless it could be established that, on the acquisition, the Company is not controlled in fact by the acquirer through the ownership of such common shares. Certain transactions in relation to the Company’s common shares would be exempt from review under the Investment Canada Act, including, among others, the following:

(a)       the acquisition of voting shares or other voting interests by any person in the ordinary course of that person’s business as a trader or dealer in securities;

(b)        the acquisition of control of the Company in connection with the realization of security granted for a loan or other financial assistance and not for any purpose related to the provisions of the Investment Canada Act (Canada), if the acquisition is subject to approval under the Bank Act (Canada), the Cooperative Credit Associations Act (Canada), the Insurance Companies Act (Canada) or the Trust and Loan Companies Act (Canada); and

(c)        the acquisition of control of the Company by reason of an amalgamation, merger, consolidation or corporate reorganization following which the ultimate direct or indirect control of the Company, through the ownership of voting interests, remains unchanged.

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

As required under the Exchange Act, we have carried out an evaluation of the effectiveness of the design and operation of our company’s disclosure controls and procedures as of the end of the period covered by this annual report on Form 20-F, being December 31, 2017. This evaluation was carried out by our Mr. Gadi Levin, who service as our Chief Executive Officer and Chief Financial Officer. Based upon that evaluation, our executives concluded that our disclosure controls and procedures were effective as at December 31, 2017.

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

Under the supervision and with the participation of Mr. Gadi Levin, who serves as our Chief Executive Officer and Chief Financial Officer, our management assessed the effectiveness of our internal control over financial reporting as at December 31, 2017. In making this assessment, our management used the criteria, established in Internal Control-Integrated Framework issued by the Committee of Sponsoring Organizations of the Treadway Commission (COSO). Based upon this assessment, our management concluded that our internal control over financial reporting was effective as at December 31, 2017.

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

Changes in Internal Control over Financial Reporting

During the period ended December 31, 2017, there were no changes in our internal control over financial reporting (as defined in Rules 13a-15(f) and 15d-15(f) of the Exchange Act) that have materially affected, or are reasonably likely to materially affect, our internal control over financial reporting.

ITEM 16A	AUDIT COMMITTEE FINANCIAL EXPERTS

As disclosed above, as of the date hereof, our Audit Committee is comprised of Dan Ballister (chair), Craig Snyder and Lorne Gertner,

The Board has determined that each of Messrs. Ballister and Gertner (i) qualifies as an audit committee financial expert pursuant to Items 16A(b) and (c) of Form 20-F and (ii) is independent as defined in section 803 of the NYSE MKT Company Guide and Rule 10A-3 of the Exchange Act. In addition, all members of the audit committee are considered financially literate under applicable Canadian laws.

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

The following table sets forth information regarding the amount billed to us by our principal independent auditors, MNP LLP for the fiscal year ended December 31, 2017 and 2016:

	Year Ended December 31
	2017	2016
Audit Fees:	$10,000	$10,000
Audit Related Fees:	-	-
Tax Fees:
Total:	$10,000	$10,000

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

In the year ended December 31, 2017, the Company did not purchase any of its issued and outstanding common shares pursuant to any repurchase program or otherwise.

ITEM 16F	CHANGES TO REGISTRANT’S CERTIFYING ACCOUNTANT

Not applicable.

ITEM 16G	CORPORATE GOVERNANCE

Not applicable.

ITEM 16H	MINE SAFETY DISCLOSURE

Not applicable.

PART III

ITEM 17	FINANCIAL STATEMENTS

Not applicable.

ITEM 18	FINANCIAL STATEMENTS

Financial Statements Filed as Part of this Annual Report

•	Report of Independent Registered Public Accounting Firm dated April 30, 2018;

•	Consolidated statement of financial position for the fiscal years ended December 31, 2017 and 2016;

•	Consolidated statements of comprehensive profit and loss for the fiscal years ended December 31, 2017, 2015 and 2014;

•	Consolidated statements of changes in (deficit) equity for the fiscal years ended December 31, 2017, 2016 and 2015;

•	Consolidated statements of cash flows for the fiscal years ended December 31, 2017, 2016 and 2015; and

•	Notes to consolidated financial statements

EMPOWER CLINICS INC.

(formerly ADIRA ENERGY LTD.)

CONSOLIDATED FINANCIAL STATEMENTS

AS OF DECEMBER 31, 2017, 2016 and 2015

U.S. DOLLARS IN THOUSANDS

REPORT OF INDEPENDENT REGISTERED PUBLIC ACCOUNTING FIRM

To the Board of Directors and Shareholders of Empower Clinics Inc. (Formerly Adira Energy Ltd.)

Opinion on the Consolidated Financial Statements

We have audited the accompanying consolidated financial statements of Empower Clinics Inc. (formerly Adira Energy Ltd.) (the “Company”), which comprise the consolidated statements of financial position as at December 31, 2017 and 2016, and the consolidated statements of comprehensive loss, changes in deficit and cash flows for the years ended December 31, 2017, 2016 and 2015, and the related notes, comprising a summary of significant accounting policies and other explanatory information (collectively referred to as the consolidated financial statements).

In our opinion, the consolidated financial statements present fairly, in all material respects, the consolidated financial position of the Company as at December 31, 2017 and 2016, and its consolidated financial performance and its consolidated cash flows for the years ended December 31, 2017, 2016 and 2015 in accordance with International Financial Reporting Standards as issued by the International Accounting Standards Board.

Material Uncertainty Related to Going Concern

Without modifying our opinion, we draw attention to Note 1 of the consolidated financial statements which indicates that the Company incurred a net loss of $75 during the year ended December 31, 2017 and, as of that date, the Company’s current liabilities exceeded its total assets by $335. As stated in Note 1 to the consolidated financial statements, these events or conditions, along with other matters as set forth in Note 1, indicate the existence of a material uncertainty that casts substantial doubt on the Company’s ability to continue as a going concern.

Basis for Opinion

Management’s Responsibility for the Consolidated Financial Statements

Management is responsible for the preparation and fair presentation of these consolidated financial statements in accordance with International Financial Reporting Standards as issued by the International Accounting Standards Board, and for such internal control as management determines is necessary to enable the preparation of consolidated financial statements that are free from material misstatement, whether due to error or fraud.

Auditors’ Responsibility

Our responsibility is to express an opinion on these consolidated financial statements based on our audits. We conducted our audits in accordance with Canadian generally accepted auditing standards and the standards of the Public Company Accounting Oversight Board (United States) (“PCAOB”). Those standards require that we plan and perform the audits to obtain reasonable assurance about whether the consolidated financial statements are free from material misstatement, whether due to error or fraud. Those standards also require that we comply with ethical requirements, including independence. We are required to be independent with respect to the Company in accordance with the ethical requirements that are relevant to our audit of the consolidated financial statements in Canada, the U.S. federal securities laws and the applicable rules and regulations of the Securities and Exchange Commission and the PCAOB. We are a public accounting firm registered with the PCAOB.

An audit includes performing procedures to assess the risks of material misstatements of the consolidated financial statements, whether due to error or fraud, and performing procedures to respond to those risks. Such procedures include obtaining and examining, on a test basis, audit evidence regarding the amounts and disclosures in the consolidated financial statements. The procedures selected depend on our judgment, including the assessment of the risks of material misstatement of the consolidated financial statements, whether due to error or fraud. In making those risk assessments, we consider internal control relevant to the entity’s preparation and fair presentation of the consolidated financial statements in order to design audit procedures that are appropriate in the circumstances, but not for the purpose of expressing an opinion on the effectiveness of the entity’s internal control. The Company is not required to have, nor were we engaged to perform, an audit of its internal control over financial reporting. Accordingly, we express no such opinion.

An audit also includes evaluating the appropriateness of accounting policies and principles used and the reasonableness of accounting estimates made by management, as well as evaluating the overall presentation of the consolidated financial statements.

We believe that the audit evidence we have obtained in our audits is sufficient and appropriate to provide a reasonable basis for our audit opinion.

Chartered Professional Accountants

Licensed Public Accountants

We have served as the Company’s auditor since September 30, 2010.

Mississauga, Canada

April 30, 2018

EMPOWER CLINICS INC. (formerly ADIRA ENERGY LTD.)

CONSOLIDATED STATEMENTS OF FINANCIAL POSITION

U.S. dollars in thousands

	Notes	December 31, 2017	December 31, 2016
Assets
Current assets
Cash and cash equivalents	4	$14	$19
Loan Receivable	8	-	25
Other receivables and prepaid expenses	5	-	8
		$14	$52

Liabilities
Current liabilities
Trade payables	6	$38	$11
Accrued liabilities	7	307	263
Loan Payable	8	4	-
		349	274
Non-current Liabilities
Warrant liability	9	29	67
		378	341
Equity
Share capital	12	-	-
Additional paid-in capital	12	34,060	34,060
Accumulated deficit		(34,424)	(34,349)
Total deficit		(364)	(289)
Total liabilities and deficit		$14	$52

Nature of operations and going concern(Note 1)

Approved on Behalf of the Board:

April30, 2018	“Craig Snyder”	“Lorne Gertner”
Date of approval of the	Craig Snyder	Lorne Gertner
financial statements	Chairman of theBoard	Director

The accompanying notes are an integral part of these consolidated financial statements

EMPOWER CLINICS INC. (formerly ADIRA ENERGY LTD.)

CONSOLIDATED STATEMENTS OF COMPREHENSIVE LOSS

U.S. dollars in thousands, except share and per share data

	Years ended December 31,
	Notes	2017	2016	2015
Expenses:
General and administrative expenses	14,16	$119	$268	$349
Gain on settlement of accounts payable and other payables		-	-	(25)
Interest income		(6)	-	-

Total expenses		113	268	$324
Loss from operations		(113)	(268)	(324)
Gain on foreign exchange		-	8	(23)
Gain on revaluation of warrant liability	9	38	45	78
Loss before income taxes		(75)	(215)	(269)
Income taxes		-	-	-
Net loss and comprehensive loss		$(75)	$(215)	$(269)

Basic and diluted net loss per share attributable to equity holders of the parent		$-	$(0.01)	$(0.02)

Weighted average number of ordinary shares used in computing basic and diluted net loss per share		17,112,022	17,112,022	15,439,508

The accompanying notes are an integral part of these consolidated financial statements.

EMPOWER CLINICS INC. (formerly ADIRA ENERGY LTD.)

CONSOLIDATED STATEMENTS OF CHANGES IN DEFICIT

U.S. dollars in thousands, except share data

	Notes	Number of shares	Share Capital	Additional paid-in capital	Accumulated deficit	Total Deficit
Balance - December 31, 2014		12,292,022	$-	$34,051	$(33,865)	$186
Shares and warrants issued in private placement, net	12b(ii)	4,820,000	-	7	-	7
Share based compensation	12c	-	-	2	-	2
Net loss		-	-	-	(269)	(269)
Balance - December 31, 2015		17,112,022	-	$34,060	$(34,134)	$(74)
Net loss		-	-	-	(215)	(215)
Balance - December 31, 2016		17,112,022	$-	$34,060	$(34,349)	$(289)
Net loss		-	-	-	(75)	(75)
Balance - December 31, 2017		17,112,022	$-	$34,060	$(34,424)	$(364)

The accompanying notes are an integral part of these consolidated financial statements.

EMPOWER CLINICS INC. (formerly ADIRA ENERGY LTD.)

CONSOLIDATED STATEMENTS OF CASH FLOWS

U.S. dollars in thousands

	For the years ended December 31,
	2017	2016	2015
Cash flow from operating activities
Net loss for the year	$(75)	$(215)	$(269)
Items not affecting cash:
Loss on sale of fixed assets	-	-	2
Revaluation of warrants	(38)	(45)	(78)
Share-based compensation	-	-	2
Gain on settlement of trade payables	-	-	(25)
Changes in non-cash working capital:
Decrease in other receivables and prepaid expenses	8	6	50
Increase in trade payables	27	(49)	(82)
Increase in accrued liabilities	44	198	9
	(34)	(105)	(391)
Cash flow from investing activities
Proceeds from sale of equipment	-	-	1
Cash provided from loan received from SMAART	4	-	(25)
Cash provided from repayment of loan from SMAART	25	-	9
	29	-	(15)

Cash flow from financing activities
Proceeds from issue of shares, net of share issuance costs	-	-	196

Decrease in cash and cash equivalents	(5)	(105)	(210)
Cash and cash equivalents, beginning of year	19	124	334

Cash and cash equivalents, end of year	$14	$19	$124

The accompanying notes are an integral part of these consolidated financial statements.

EMPOWER CLINICS INC. (formerly ADIRA ENERGY LTD.)

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

December 31, 2017, 2016 and 2015

U.S. dollars in thousands, except share and per share data

NOTE 1: NATURE OF OPERATIONS AND GOING CONCERN

a.	Nature of operations

Empower Clinics Inc (formerly Adira Energy Ltd., “Empower” or the “Company”) is a leading owner and operator of medical cannabis clinics and developer of medical products in the US, focused on enabling individuals to improve and protect their health. The Company is a limited company, incorporated on April 8, 2009, and domiciled in Toronto, Ontario, Canada. The registered head office is located at 400-570 Granville Street, Vancouver BC V6C 3P1. The Company's shares are currently traded on the OTC market in the U.S. the TSX Venture Exchange (“TSX”) and as of April 30, 2018, on the Canadian Securities Exchange in Canada.

The consolidated financial statements of the Company for the year ended December 31, 2017 were authorized for issue in accordance with a resolution of the directors on April 30, 2018.

b.	Reverse Take Over

On April 27, 2018, the Company completed its previously disclosed transaction with SMAART Holdings Inc. (“SMAART”) to acquire assets which constituted a reverse take-over of the Company (the “Transaction”). Pursuant to the Transaction, a subsidiary of the Company amalgamated with SMAART to form the wholly owned subsidiary, Empower Clinics Inc. In return, all of the issued and outstanding securities of SMAART were exchanged for equivalent securities, including Common Shares, of Empower. In connection with the Transaction, the Company also changed its name to “Empower Clinics Inc.” and underwent a 6.726254 to one share consolidation. In addition, a private placement was completed whereby 8,443,473 Common Shares were issued at a price of CDN$0.31 per share for aggregate gross proceeds of CDN$2,617,476. As a result, Empower will have 70,966,958 Common Shares issued and outstanding.

c.	Going concern

The accompanying consolidated financial statements have been prepared on the basis of a going concern, which contemplates the realization of assets and liquidation of liabilities in the normal course of business. As at December 31, 2017, the Company had an accumulated deficit of $34,424 (2016 - $34,349) and is not yet generating operating cash flows. As such, there is substantial doubt regarding the Company’s ability to continue as a going concern. In assessing whether the going concern assumption is appropriate, management takes into account all available information about the future, which is at least, but not limited to, twelve months from the end of the reporting period. The Company’s ability to continue operations is dependent on management’s ability to secure additional financing. Management is actively pursuing such additional sources of financing, and while it has been successful in doing so in the past, there can be no assurance it will be able to do so in the future. Accordingly, the consolidated financial statements do not give effect to adjustments that would be necessary should the Company be unable to continue as a going concern and therefore to realize its assets and liquidate its liabilities and commitments in other than the normal course of business and at amounts different from those in the accompanying consolidated financial statements.

EMPOWER CLINICS INC. (formerly ADIRA ENERGY LTD.)

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

December 31, 2017, 2016 and 2015

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

The results are included in the consolidated statements of comprehensive loss up to the effective date of dissolution.

Adira Energy Israel Ltd. was sold subsequent to the year-end.

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

The Company’s presentation currency is the U.S. dollar. The functional currency is the currency that best reflects the economic environment in which the Company operates and conducts its transactions, is separately determined for the Company and each of its subsidiaries, and is used to measure the financial position and operating results. The functional currency of the Company and its subsidiaries is the U.S. dollar. Transactions denominated in foreign currency (other than the functional currency) are recorded on initial recognition at the exchange rate at the date of the transaction. After initial recognition, monetary assets and liabilities denominated in foreign currency are translated at the end of each reporting period into the functional currency at the exchange rate at that date. Exchange differences, are recognized in income or loss. Non-monetary assets and liabilities measured at cost are translated at the exchange rate at the date of the transaction.

EMPOWER CLINICS INC. (formerly ADIRA ENERGY LTD.)

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

December 31, 2017, 2016 and 2015

U.S. dollars in thousands, except share and per share data

NOTE 3: SIGNIFICANT ACCOUNTING POLICIES (Continued)

c.	Cash and cash equivalents

Cash and cash equivalents are defined as highly liquid investments, including unrestricted short-term bank deposits with an original maturity of three months or less from the date of acquisition or with a maturity of more than three months, but which are redeemable on demand without penalty and which form part of the Company's cash management.

d.	Financial instruments

The Company’s financial instruments consist of the following summarized accounts included within the consolidated statements of financial position:

Financial assets and liabilities	Classification
Cash and cash equivalents	Loans and receivables
Loan receivable	Loans and receivables
Trade payables	Other financial liabilities
Accrued liabilities	Other financial liabilities
Loan payable	Other financial liabilities
Warrant liability	Fair value through income and loss

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

Fair value through income and loss: Derivative instruments include the warrant liability which is recorded at fair value on initial recognition and at each subsequent reporting period. Any gains or losses arising from changes in fair value are recorded in the consolidated statements of comprehensive income and loss for the year.

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

EMPOWER CLINICS INC. (formerly ADIRA ENERGY LTD.)

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

December 31, 2017, 2016 and 2015

U.S. dollars in thousands, except share and per share data

NOTE 3: SIGNIFICANT ACCOUNTING POLICIES (Continued)

d.	Financial instruments (Continued)

The carrying amount of financial assets is reduced by any impairment loss directly for all financial assets with the exception of accounts receivable, where the carrying amount is reduced through the use of an allowance account. When an accounts receivable balance is considered uncollectible, it is written off against the allowance account. Subsequent recoveries of amounts previously written off are credited against the allowance account. Changes in the carrying amount of the allowance account are recognized in income or loss.

e.	Financial instruments

Financial instruments recorded at fair value: The Company classifies its financial instruments according to a three-level hierarchy that reflects the significance of the inputs used in making fair value measurements. The three levels of the fair value hierarchy are as follows:

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

The Company evaluates the need to record an impairment of the carrying amount of non-financial assets whenever events or changes in circumstances indicate that the carrying amount is not recoverable. If the carrying amount of non-financial assets exceeds their recoverable amount, the assets are reduced to their recoverable amount. The recoverable amount is the higher of fair value less costs of disposal and value in use. In measuring value in use, the expected future cash flows are discounted using a pre-tax discount rate that reflects the risks specific to the asset. The recoverable amount of an asset that does not generate independent cash flows is determined for the cash-generating unit to which the asset belongs. Impairment losses are recognized in income or loss.

g.	Income taxes

Income tax expense consists of current and deferred tax expense. Current and deferred tax are recognized in income or loss except to the extent they relate to items recognized directly in equity or other comprehensive income.

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

EMPOWER CLINICS INC. (formerly ADIRA ENERGY LTD.)

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

December 31, 2017, 2016 and 2015

U.S. dollars in thousands, except share and per share data

NOTE 3: SIGNIFICANT ACCOUNTING POLICIES (Continued)

g.	Income taxes (Continued)

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

The cost of equity-settled transactions is recognized in income or loss, together with a corresponding increase in equity, during the period which the performance and service conditions are to be satisfied, ending on the date on which the relevant employees become fully entitled to the award ("the vesting period"). The cumulative expense recognized for equity-settled transactions at the end of each reporting period until the vesting date reflects the extent to which the vesting period has expired and the Company's best estimate of the number of equity instruments that will ultimately vest. The expense or income recognized in income or loss represents the movement in the cumulative expense recognized at the end of the reporting period. No expense is recognized for awards that do not ultimately vest.

i.	Warrant liability

As the warrants have an exercise price denominated in Canadian dollars which differs from the Company’s functional currency they do not qualify for classification as equity. These warrants have been classified as warrant liability and are recorded initially at the fair value and revalued at each reporting date, using the Black-Scholes valuation method. Changes in fair value for each period are included in comprehensive income and loss for the year.

j.	Loss / income per share

Basic loss / income per share is computed by dividing the income or loss for the year by the weighted average number of common shares outstanding during the year. Stock options and common share purchase warrants are not included in the calculation of diluted loss per share if their inclusion would be antidilutive.

EMPOWER CLINICS INC. (formerly ADIRA ENERGY LTD.)

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

December 31, 2017, 2016 and 2015

U.S. dollars in thousands, except share and per share data

NOTE 3: SIGNIFICANT ACCOUNTING POLICIES (Continued)

k.	Standards and amendments issued but not yet effective

The IASB issued new standards and amendments not yet effective.

IFRS 9, Financial Instruments (“IFRS 9”) was initially issued by the IASB on November 12, 2009 and issued in its completed version in July 2014, and will replace IAS 39, "Financial Instruments: Recognition and Measurement" (“IAS 39”). IFRS 9 replaces the multiple rules in IAS 39 with a single approach to determine whether a financial asset is measured at amortized cost or fair value and a new mixed measurement model for debt instruments having only two categories: amortized cost and fair value. The approach in IFRS 9 is based on how an entity manages its financial instruments in the context of its business model and the contractual cash flow characteristics of the financial assets. The new standard also requires a single impairment method to be used, replacing the multiple impairment methods in IAS 39. IFRS 9 is effective for financial years beginning on or after January 1, 2018. The Company assesses that there will be no material impact as a result of the adoption of IFRS 9.

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

NOTE 4: CASH AND CASH EQUIVALENTS

	December 31,
	2017	2016
US dollars	$11	$17
Canadian dollars	1	1
New Israeli Shekels (“NIS”)	2	1
	$14	$19

EMPOWER CLINICS INC. (formerly ADIRA ENERGY LTD.)

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

December 31, 2017, 2016 and 2015

U.S. dollars in thousands, except share and per share data

NOTE 5: OTHER RECEIVABLES AND PREPAID EXPENSES

	December 31,
	2017	2016
Government authorities	$-	$1
Prepaid expenses	-	7
	$-	$8

NOTE 6: TRADE PAYABLES

Trade payables are non-interest bearing and are normally settled on 60-day terms.

NOTE 7: ACCRUED LIABILITIES

	December 31,
	2017	2016
Accrued professional fees	$22	$26
Accrued transaction fees	285	237
	$307	$263

NOTE 8: LOAN RECEIVABLE AND LOANS PAYABLE

In connection with the Transaction, the Company had advanced $25 to SMAART to meet its ongoing working capital requirements pending the completion of the transaction. During the year ended December 31, 2017, SMAART repaid the $25 loan and advanced the Company a loan of $4. SMAART paid the Company interest of $6 in relation to the loan receivable.

NOTE 9: WARRANT LIABILITY

On May 7, 2015, the Company issued 4,820,000 warrants in conjunction with a private placement (Note 13(b) (ii)). The warrants have an expiry period of 3 years from date of issuance and an exercise price of $0.05 CDN per common share.

The warrants were valued at $189 at the time of issuance and were revalued at $67 as at December 31, 2016 and $29 as at December 31, 2017. A gain of $38 was recorded in the consolidated statement of comprehensive loss for the year ended December 31, 2017 (2016 - $45). The Black-Scholes option pricing model was used to measure the derivative warrant liability with the following assumptions:

	May 7, 2015	December 31, 2016	December 31, 2017
Expected life (years)	3	1.35	1.35
Risk-free interest rate	0.64%	0.87%	1.64%
Dividend yield	0.00%	0.00%	0.00%
Foreign exchange rate (USD/CAD)	0.8276	0.77	0.79
Expected volatility	222.04%	147.70%	140.00%

EMPOWER CLINICS INC. (formerly ADIRA ENERGY LTD.)

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

December 31, 2017, 2016 and 2015

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

Concentration of credit risk exists with respect to the Company's cash and cash equivalents, other receivables and prepaid expenses and loans receivable. The Company’s exposure as at December 31, 2017 and 2016 was for $14 and $52 respectively, which consisted of $14 (2016 - $19) in cash held in bank accounts and $nil in loan receivables (2016 - $25).

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

Liquidity risk is the risk that the Company will encounter difficulty in obtaining funds to meet current obligations and future commitments. The Company's approach to managing liquidity risk is to forecast cash requirements to determine whether it will have sufficient funds to meet its current liabilities when due. As of December 31, 2017, the Company had cash and cash equivalents of $14 (2016 - $19), other receivables, and prepaid expenses of $nil (2016 – $8) and loan receivable of $nil (2016 - $25) to settle current liabilities in the amount of $349 (2016 – $274).

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

EMPOWER CLINICS INC. (formerly ADIRA ENERGY LTD.)

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

December 31, 2017, 2016 and 2015

U.S. dollars in thousands, except share and per share data

NOTE 11: INCOME TAXES

The reconciliation of the combined Canadian federal and provincial statutory income tax rate of 26.5% (2015 – 26.5%) to the effective tax rates for the years ended December 31 is as follows:

	2017	2016
Loss before recovery of income taxes	$(75)	$(215)
Expected income tax recovery	$(20)	$(57)
Tax rate changes and other adjustments	-	(1,159)
Difference in tax rates	(145)	-
Non-deductible expenses	(12)	(17)
Change in tax benefits not recognized	177	1,232
Income tax (recovery) expense	$-	$-

Unrecognized Deferred Tax Assets

Deferred taxes are provided as a result of temporary differences that arise due to the differences between the income tax values and the carrying amount of assets and liabilities. Deferred tax assets have not been recognized in respect of the following deductible temporary differences:

	2017	2016
Property and equipment	$3	$1
Share issuance costs	2	4
Deferred expenses	66	150
Non-capital losses carried forward	3,979	7,714
Unrealized foreign exchange loss on debt	4,360	-

The Canadian non-capital loss carry-forwards expire as noted in the table below. Share issue and financing costs will be fully amortized in 2018. The remaining deductible temporary differences may be carried forward indefinitely. Deferred tax assets have not been recognized in respect of these items because it is not probable that future taxable income will be available against which the group can utilize the benefits therefrom.

The Company’s Canadian non-capital income tax losses expire as follows:

2027	$81
2028	107
2029	1,104
2030	1,076
2031	2,103
2032	665
2033	1,027
2034	903
2035	740
2036	321
2037	212
$8,339

EMPOWER CLINICS INC. (formerly ADIRA ENERGY LTD.)

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

December 31, 2017, 2016 and 2015

U.S. dollars in thousands, except share and per share data

NOTE 12: CAPITAL

a.	Authorized

Unlimited number of Common shares without nominal or par value.

b.	Issued and outstanding Common shares

(i)	As at December 31, 2017 and 2016, the Company had 17,112,022 shares issued and outstanding.

(ii)	On May 7, 2015, the Company completed a non-brokered private placement of 4,820,000 units (“Units”) for gross proceeds of $202 ($241,000 CDN). Each Unit consisted of one Common Share and one warrant. Each warrant is exercisable to acquire one Common Share at a price of CDN$0.05 per Common Share until May 6, 2018.

As the warrants are exercisable in a currency other than the Company’s functional currency they are treated as a derivative liability (Note 9). The fair value of the warrants was $189 and was first allocated to the liability with the residual balance of $7, net of $6 in share issuance costs, recorded in additional paid-in capital.

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

As of December 31, 2017, an aggregate of 1,711,202 of the Company's options were still available for future grant.

The Company typically grants stock options with vesting periods of between two to four years, generally with the exercise price at the closing price of the stock on the date of the grant and an expiration date of five years from the date of grant.

A summary of the stock option plan and changes during the years ended December 31, 2017 and 2016 were as follows:

	Number of options outstanding	Weighted average exercise price
Balance, December 31, 2015	271,334	$2.85
Options forfeited	(35,334)	7.68
Balance, December 31, 2016	236,000	$2.23
Options forfeited	(236,000)	$2.23
Balance, December 31, 2017	-	$-

EMPOWER CLINICS INC. (formerly ADIRA ENERGY LTD.)

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

December 31, 2017, 2016 and 2015

U.S. dollars in thousands, except share and per share data

NOTE 12: CAPITAL (Continued)

d.	Share purchase warrants

The following tables summarize information applicable to warrants outstanding as of December 31, 2017 and 2016:

Issue date	Expiry date	Grant date fair value	Exercise price (*)	Number of warrants
May 7, 2015	May 6, 2018	$0.04	$0.04	4,820,000

(*)	The exercise price of these warrants is denominated in Canadian dollars and was translated to USD in the table above using the exchange rate as of December 31, 2017.

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

NOTE 14: RELATED PARTY TRANSACTIONS

a.	For the year ended December 31, 2017, the Company recognized $nil for advisory fees and operating expenses to private companies controlled by the directors or by officers of the Company (2016 - $6).

These transactions are in the ordinary course of business and are measured at the amount of consideration set and agreed by the related parties.

b.	Compensation to directors and key management personnel:

The CEO, CFO, and V.P. Business Development, and the directors are considered key management personnel.

	Years ended December 31,
	2017	2016	2015
Short-term employee benefits	$-	$-	$38
Share-based compensation	-	-	1
	$-	$-	$39
Number of people	2	2	2

EMPOWER CLINICS INC. (formerly ADIRA ENERGY LTD.)

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

December 31, 2017, 2016 and 2015

U.S. dollars in thousands, except share and per share data

NOTE 14: RELATED PARTY TRANSACTIONS(CONTINUED)

c.	Benefits in respect of key management persons (including directors) who are not employed by the Company:

	Years ended December 31,
	2017	2016	2015
Board of Directors fees	$-	$5	$45
Number of people	3	3	3

For the year ended December 31, 2015, the Company recorded a gain on settlement of accounts payable and other payables in the amount of $25, arising from settlement agreements reached with related parties.

NOTE 15: COMMITMENTS AND CONTINGENCIES

As at December 31, 2017 and 2016, the Company had no commitments or contingencies.

NOTE 16: GENERAL AND ADMINISTRATIVE EXPENSES

	Year ended December 31,
	2017	2016	2015
Share-based compensation (recovery)	-	-	2
Professional fees	104	225	247
Rent and office expenses	-	7	46
Insurance	7	16	25
Others	2	20	29
	$113	$268	$349

ITEM 19	EXHIBITS

The following exhibits are included in this Form 20-F:

Exhibit Number	Description
1.1	Articles of Conversion (1)
1.2	Articles of Continuance (1)
1.3	By-Laws (1)
1.4	Certificate and Articles of Amendment (3)
4.1	2009 Stock Option Plan (2)
8.1	List of Subsidiaries (5)
12.1	Certificate of Principal Executive Officer pursuant to Section 302 of the Sarbanes-Oxley Act of 2002 (5)
12.2	Certificate of Chief Financial Officer pursuant to Section 302 of the Sarbanes-Oxley Act of 2002 (5)
13.1	Certificate of Principal Executive Officer and Principal Financial Officer pursuant to Section 906 of the Sarbanes-Oxley Act of 2002 (5)

(1)	Incorporated by reference from our current report on Form 8-K filed with the SEC on December 2, 2008.

(2)	Incorporated by reference from our Form 20-F shell company report filed with the SEC on September 4, 2009.

(3)	Incorporated by reference from our Form 20-F report filed with the SEC on January 22, 2010.

(4)	Incorporated by reference from our Form 20-F report filed with the SEC on February 3, 2011.

(5)	Filed as an exhibit hereto.

SIGNATURES

The Registrant hereby certifies that it meets all of the requirements for filing on Form 20-F and that it has duly caused and authorized the undersigned to sign this Form 20-F on its behalf.

ADIRA ENERGY LTD.

Per: /s/ Craig Snyder
Name: Craig Snyder
Title: Chairman and Chief Executive Officer

Date: June 1, 2018