Form 20-F
period 2018-12-31
Empower Clinics Inc.
filed 2019-08-14
CIK 1109504

Table of Contents

UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
WASHINGTON, D.C. 20549

FORM 20-F

☐	REGISTRATION STATEMENT PURSUANT TO SECTION 12(b) or 12(g) OF THE SECURITIES EXCHANGE ACT OF 1934

OR

☒	ANNUAL REPORT PURSUANT TO SECTION 13 OR 15(d) OF THE SECURITIES EXCHANGE ACT OF 1934

For the fiscal year ended December 31, 2018

OR

☐	TRANSITION REPORT PURSUANT TO SECTION 13 OR 15(d) OF THE SECURITIES EXCHANGE ACT OF 1934

OR

☐	SHELL COMPANY REPORT PURSUANT TO SECTION 13 OR 15(d) OF THE SECURITIES EXCHANGE ACT OF 1934

Commission file number 000-30087

EMPOWER CLINICS INC. (formerly ADIRA ENERGY LTD.)
(Exact name of Registrant specified in its charter)

CANADA
(Jurisdiction of incorporation or organization)

918-1030 West Georgia Street
Vancouver BC
Canada V6E 2Y3
(Address of principal executive offices)

Contact Person: Steven McAuley
Address: 918-1030 West Georgia Street
Vancouver BC
Canada V6E 2Y3
Email: s.mcauley@empowerclinics.com
Telephone: (604) 789-2146
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

The number of outstanding shares of the Company’s only class of capital or common stock as at December 31, 2018 was 77,847,598 common shares.

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

Yes ☒                  No ☐

Indicate by check mark whether Registrant has submitted electronically, every Interactive Data File required to be submitted pursuant to Rule 405 of Regulation S-T (§232.405 of this chapter) during the preceding 12 months (or for such shorter period that the registrant was required to submit such files).

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

Yes ☐                 No☒

(APPLICABLE ONLY TO ISSUERS INVOLVED IN BANKRUPTCY PROCEEDINGS DURING THE PAST FIVE YEARS)

Indicate by checkmark whether the Registrant has filed all documents and reports required to be filed by Sections 12, 13 or 15(d) of the Securities Exchange Act of 1934 subsequent to the distribution of securities under a plan confirmed by a court.

YES ☐                  NO ☐

TABLE OF CONTENTS

GENERAL		- 5 -
PART I		- 6 -
ITEM 1 -	IDENTITY OF DIRECTORS, SENIOR MANAGEMENT AND ADVISERS	- 6 -
ITEM 2 -	OFFER STATISTICS AND EXPECTED TIMETABLE	- 6 -
ITEM 3 -	KEY INFORMATION	- 6 -
A.	Selected Financial Data	-6 -
B.	Capitalization and Indebtedness	-7 -
C.	Reasons for the Offer and Use of Proceeds	-7 -
D.	Risk Factors	-7 -
ITEM 4	INFORMATION ON THE COMPANY	- 12 -
A.	History and Development of the Company	- 12 -
B.	Business Overview	- 14 -
C.	Organizational Structure	- 15 -
D.	Property, Plant and Equipment	- 16 -
ITEM 5	OPERATING AND FINANCIAL REVIEW AND PROSPECTS	- 16 -
A.	Operating Results	- 16 -
B.	Liquidity and Capital Resources	-20 -
C.	Research and Development, Patents and Licenses	- 23 -
D.	Trend Information	- 23 -
E.	Off-Balance Sheet Arrangements	- 23 -
F.	Tabular Disclosure of Contractual Obligations	- 23 -
G.	Safe Harbor	- 24 -
ITEM 6	DIRECTORS, SENIOR MANAGEMENT AND EMPLOYEES	- 24 -
A.	Directors and Senior Management	- 24 -
B.	Compensation	- 26 -
C.	Board Practices	- 28 -
D.	Employees	-30 -
E.	Share Ownership	-30 -
ITEM 7	MAJOR SHAREHOLDER AND RELATED PARTY TRANSACTIONS	- 32 -
A.	Major Shareholders	- 32 -
B.	Related Party Transactions	- 33 -
C.	Interests of Experts and Counsel	- 34 -
ITEM 8	FINANCIAL INFORMATION	- 34 -
A.	Consolidated Statements and Other Financial Information	- 34 -
B.	Significant Changes	- 34 -
ITEM 9	THE OFFER AND LISTING	- 34 -
ITEM 10	ADDITIONAL INFORMATION	- 35 -
A.	Share Capital	- 35 -
B.	Memorandum and Articles of Incorporation	- 35 -
C.	Material Contracts	- 35 -
D.	Exchange Controls	- 35 -
E.	Taxation	- 36 -
F.	Dividends and Paying Agents	- 42 -
G.	Statement by Experts	- 43 -
H.	Documents on Display	- 43 -
I.	Subsidiary Information	- 43 -

3

GENERAL

This Form 20-F is being filed as an annual report under the Exchange Act.

In this Form 20-F, references to:

“Adira” means Adira Energy Ltd., a Canadian federal corporation (formerly AMG Oil Ltd.);

“BCBCA” means the Business Corporations Act (British Columbia);

“CBCA” means the Canadian Business Corporations Act;

“CBD” means Cannabidoil, a non-psychoactive constituent of cannabis which contains less than 0.3% THC content;

“Empower” means Empower Clinics Inc., a corporation incorporated pursuant to the BCBCA;

“IFRS” means generally accepted accounting principles approved by the IASB;

“IASB” means the International Accounting Standards Board;

“SMAART” means S.M.A.A.R.T Holdings Inc., a corporation incorporated pursuant to the BCBCA

“SMAART US” means S.M.A.A.R.T Holdings Corp., a wholly owned subsidiary of SMAART incorporated pursuant to the laws of Nevada;

“THC” means tetrahydrocannabinol, a chemical responsible for most of marijuana's psychological effects;

“Transaction” means SMAART completing the acquisition with Adira, pursuant to which SMAART amalgamated with 1149770 B.C. Ltd., a wholly-owned subsidiary of Adira, to form Empower Healthcare Corporation, resulting in the indirect acquisition by SMAART of all of the issued and outstanding securities of Adira

“We”, “us”, “our”, and the “Company” means Empower, a Company currently listed for trading on the Canadian Securities Exchange and Frankfurt Stock Exchange

Empower and its subsidiaries have historically used U.S. dollar as their reporting currency. All references in this document to “dollars” or “$” are to United States dollars and all references to “CDN$” are to Canadian dollars, unless otherwise indicated.

Except as noted, the information set forth in this Form 20-F is as of December 31, 2018 and all information included in this document should only be considered correct as of such date.

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

A.        Selected Financial Data

The selected historical information presented in the table below for the years ended December 31, 2018, 2017 and 2016 are derived from the audited consolidated financial statements of Empower for such periods, and have been prepared in accordance with IFRS as issued by the IASB. The selected financial information presented below should be read in conjunction with the audited consolidated financial statements and the notes thereto of Empower, and with the information appearing under each of Item 4 – “Information on the Company” and Item 5 – “Operating and Financial Review and Prospects” of this Form 20-F. All financial data presented in this Form 20-F are qualified in their entirety by reference to the consolidated financial statements and their notes.

U.S. dollars in thousands, except share and per share data

	Year Ended December 31,
	2018	2017
	$	$
Balance Sheet Data
Cash and cash equivalents	157,668	–
Total Assets	513,792	629,802
Total Liabilities	3,510,012	5,436,664
Total Shareholders’ Deficit	(2,996,220)	(4,806,862)

Operating Data
Revenues and other income	1,091,386	1,507,050

Expenses
Direct clinics expenses	417,047	638,834
Operating expenses	2,517,681	2,037,008
Legal and professional fees	1,450,141	1,131,041
Depreciation and amortization expense	123,473	103,372
Share-based payments	892,417	5,433

Loss from operations	(4,309,373)	(2,408,638)

Other (gains) expenses	(519,455)	701,283

Loss before income taxes	(3,789,918)	(3,109,921)

Deferred tax recovery	–	–

Net loss and comprehensive loss	(3,789,918)	(3,109,921)

Basic and diluted net loss per share	(0.06)	(0.06)
Weighted average number of common shares used in computing basic and diluted net loss per share	66,670,041	48,072,262

Empower has never declared or paid any cash or other dividends.

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

At December 31, 2018, the Company had a working capital deficiency of $3,070,900 (December 31, 2017 - $5,278,030), has not yet achieved profitable operations, has accumulated deficit of $9,369,941 (December 31, 2017 - $5,580,023). The Company has limited revenues and the ability of the Company to ensure continuing operations is dependent on the Company’s ability to raise sufficient funds to finance development activities and expand sales. These circumstances represent a material uncertainty that cast substantial doubt on the Company’s ability to continue as a going concern and ultimately the appropriateness of the use of accounting principles applicable to a going concern.

Regulatory Risks.

The Company operates in a new industry which is highly regulated and is evolving rapidly. Sometimes new risks emerge and management may not be able to predict all of them, or be able to predict how they may cause actual results to be different from those contained in any forward-looking statements. Failure to comply with the requirements of the State licensing agencies within which the Company operates would have a material adverse impact on the business, financial condition and operating results of the Company.

The Company will incur ongoing costs and obligations related to regulatory compliance. Failure to comply with regulations may result in additional costs for corrective measures, penalties or in restrictions of our operations. In addition, changes in regulations, more vigorous enforcement thereof or other unanticipated events could require extensive changes to the Company's operations, increased compliance costs or give rise to material liabilities, which could have a material adverse effect on the business, results of operations and financial condition of the Company.

The industry is subject to extensive controls and regulations, which may significantly affect the financial condition of market participants. The marketability of any product may be affected by numerous factors that are beyond the Company's control and which cannot be predicted, such as changes to government regulations, including those relating to taxes and other government levies which may be imposed. Changes in government levies, including taxes, could reduce the Company's earnings and could make future capital investments or the Company's operations uneconomic. The industry is also subject to numerous legal challenges, which may significantly affect the financial condition of market participants and which cannot be reliably predicted.

Change in Laws, Regulations and Guidelines.

The Company operates in an industry that is not recognized as a legal industry by the US Federal government.

The Company operates a growing network of physician-staffed medical cannabis clinics with a primary focus on enabling patients to improve and protect their health. These clinics operate in those states where the medicinal use of cannabis produces is permitted.

Beyond its primary public service business, the Company also garners royalties from the sale of proprietary medical cannabis products manufactured, dispensed, and delivered by third party channel partners. The Company will be dependent on its third party clients and channel partners for the success of this aspect of its business.

The Company’s operations are subject to a variety of laws, regulations and guidelines relating to the manufacture, management, transportation, storage and disposal of medical cannabis and also including laws and regulations relating to health and safety, privacy and the conduct of operations. While to the knowledge of the Company's management, the Company is currently in compliance with all such laws, changes to such laws, regulations and guidelines due to matters beyond the control of the Company may cause adverse effects to the Company's operations and the financial condition of the Company.

The industry is subject to extensive controls and regulations, which may significantly affect the financial condition of market participants. The marketability of any product may be affected by numerous factors that are beyond the Company's control and which cannot be predicted, such as changes to government regulations, including those relating to taxes and other government levies which may be imposed. Changes in government levies, including taxes, could reduce the Company's earnings and could make future capital investments or the Company's operations uneconomic.

Market Risks.

The Company’s securities will trade on public markets and the trading value thereof is determined by the evaluations, perceptions and sentiments of both individual investors and the investment community taken as a whole. Such evaluations, perceptions and sentiments are subject to change, both in short term time horizons and longer term time horizons. An adverse change in investor evaluations, perceptions and sentiments could have a material adverse outcome on the Company and its securities.

Price Risks.

Cannabis is a developing market, likely subject to volatile and possibly declining prices year over year, as a result of increased competition. Because medical cannabis products are a newly commercialized and regulated industry, historical price data is either not available or not predictive of future price levels. There may be downward pressure on the average prices for medical cannabis products and that price volatility might not be favorable to the Company. Pricing will depend on the number of patients who gain physician approval to purchase medical cannabis. An adverse change in the cannabis prices, or in investors’ beliefs about trends in those prices, could have a material adverse outcome on the Company and its securities.

Financing Risks.

The Company will be dependent on raising capital through a combination of debt and/or equity offerings. There can be no assurance that the capital markets will remain favorable in the future, and/or that the Company will be able to raise the financing needed to continue its business at favorable terms, or at all. Restrictions on the Company’s ability to finance could have a material adverse outcome on the Company and its securities.

Key Personnel Risks.

The Company’s efforts are dependent to a large degree on the skills and experience of certain of its key personnel, including the board of directors. The Company does not maintain “key man” insurance policies on these individuals. Should the availability of these persons’ skills and experience be in any way reduced or curtailed, this could have a material adverse outcome on the Company and its securities.

Competition.

There is potential that the Company will face intense competition from other companies, some of which can be expected to have more financial resources, industry, manufacturing and marketing experience than the Company. Additionally, there is potential that the industry will undergo consolidation, creating larger companies that may have increased geographic scope and other economies of scale. Increased competition by larger, better-financed competitors with geographic or other structural advantages could materially and adversely affect the business, financial condition and results of operations of the Company.

To remain competitive, the Company will require a continued level of investment in research and development, marketing, sales and client support. The Company may not have sufficient resources to maintain research and development, marketing, sales and client support efforts on a competitive basis which could materially and adversely affect the business, financial condition and results of operations of the Company.

History of Net Losses; Accumulated Deficit; Lack of Revenue from Operations.

The Company has incurred net losses to date. The Company may continue to incur losses. There is no certainty that the Company will operate profitably or provide a return on investment in the future.

Uninsurable risks.

The Company may become subject to liability for events, against which it cannot insure or against which it may elect not to insure. Such events could result in substantial damage to property and personal injury. The payment of any such liabilities may have a material, adverse effect on the Company's financial position.

Financial Instruments & Other Instruments.

The Company’s financial instruments consist of cash, accounts payable and accrued liabilities and due to related parties, convertible debt and loans payable. Cash is classified as fair value through profit or loss and recorded at fair value. Accounts payable and accrued liabilities, due to related parties and shareholder’s loan are classified as other current liabilities. The fair value of cash, accounts payable and accrued liabilities, and due to related parties are equal to their carrying value due to their short-term maturity. Unless otherwise noted, it is management’s opinion that the Company is not exposed to significant interest, currency or credit risks arising from these financial instruments.

The fair value of arms-length financial instruments approximates their carrying value due to the relatively short-term to maturity.

Risks Associated with Our Business

Our future success will be dependent on additional states legalizing medical marijuana.

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

As discussed above, the use of marijuana is illegal under federal law. Therefore, there is a compelling argument that U.S. banks would not be able to accept for deposit funds from the drug trade and therefore would not be able to do business with our Company. On February 14, 2014 the U.S. Department of the Treasury Financial Crimes Enforcement Network (“FinCEN”) released guidance to banks “clarifying Bank Secrecy Act expectations for financial institutions seeking to provide services to marijuana-related businesses.” Under these guidelines, financial institutions must submit a “suspicious activity report” (“SAR”) as required by federal money laundering laws. These marijuana related SARs are divided into three categories: marijuana limited, marijuana priority, and marijuana terminated, based on the financial institution’s belief that the marijuana business follows state law, is operating out of compliance with state law, or where the banking relationship has been terminated. In the United States, a bill has been tabled in Congress to grant banks and other financial institutions immunity from federal criminal prosecution for servicing marijuana-related businesses if the underlying marijuana business follows state law. This bill has not been passed and there can be no assurance with that it will be passed in its current form or at all.

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

Risks Associated with our Common Shares

The market price of the common shares of our corporation may be volatile

The market price of our common shares may experience significant volatility. Numerous factors, including many over which we have no control, may have a significant impact on the market price of our common shares including, among other things: regulatory developments in target markets affecting us, our customers or our competitors; actual or anticipated fluctuations in our quarterly operating results; changes in financial estimates or other material comments by securities analysts relating to us, our competitors or the industry in general; announcements by other companies in the industry relating to their operations, strategic initiatives, financial condition or financial performance or to the industry in general; announcements of acquisitions or consolidations involving industry competitors or industry suppliers; addition or departure of our executive officers; and sales or perceived sales of additional common shares of Empower. In addition, the stock market in recent years has experienced extreme price and trading volume fluctuations that often have been unrelated or disproportionate to the operating performance of individual companies. These broad market fluctuations may adversely affect the price of the common shares of Empower regardless of our operating performance. There can be no assurance that an active market for the common shares will be established or persist and the share price may decline.

The value of securities issued by us might be affected by matters not related to our operating performance.

The value of securities issued by us may be affected by matters not related to our operating performance or underlying value for reasons that include the following: general economic conditions in Canada, the US and globally; industry conditions, including fluctuations in the price of cannabis flower; governmental regulation of the cannabis industry; fluctuation in foreign exchange or interest rates; stock market volatility and market valuations; competition for, among other things, capital, acquisition of skilled personnel; the need to obtain required approvals from regulatory authorities; worldwide supplies and prices of and demand for cannabis flower and derivatives; political conditions and developments in Canada, the US, and globally; revenue and operating results failing to meet expectations in any particular period; investor perception of the cannabis industry; limited trading volume of our common shares; change in governmental regulations; announcements relating to our business or the business of our competitors; our liquidity; and our ability to raise additional funds.

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

We do not intend to declare dividends for the foreseeable future, as we anticipate that we will reinvest any future earnings in the development and growth of our business. Therefore, investors will not receive any funds unless they sell their common shares, and shareholders may be unable to sell their common shares on favorable terms or at all. We cannot assure you of a positive return on investment or that you will not lose the entire amount of your investment in our common shares. Prospective investors seeking or needing dividend income or liquidity should not purchase our common shares.

ITEM 4	INFORMATION ON THE COMPANY

We are a Canadian corporation existing under the CBCA which conducts business as a medical cannabis clinic company with operations in the United States of America, as more particularly described below in Item 4B – “Business Overview”.

A.       History and Development of the Company

Name

Our legal and commercial name is Empower Clinics Inc.

Principal Office

Our principal office is located at 918-1030 West Georgia Street, Vancouver BC V6E 2Y3.

Incorporation

We are a Canadian corporation existing under the CBCA.

Our common shares are registered under Section 12(g) of the Exchange Act. Our current trading symbol on the OTC Bulletin Board (the “OTCQB”) is “EPWCF” and our current trading symbol on the Canadian Securities Exchange (the “CSE”) is “CBDT”. Our current trading symbol on the Frankfurt Stock Exchange is “8EC.F 8EC.MU, 8EC.SG”.

Important Events in the Development of the Company’s Business

Reverse Take-over

Empower was originally incorporated as a Nevada corporation on February 20, 1997 under the name “Trans New Zealand Oil Company". Its name was changed to “AMG Oil Ltd.” on July 27, 1998 and to Adira on December 17, 2009. On November 25, 2008, the Company’s shareholders approved the change of its jurisdiction of incorporation from the State of Nevada to a federally incorporated Canadian company pursuant to a continuation under the Canada Business Corporations Act, which was completed on November 27, 2008. On April 23, 2018, the Company completed the acquisition of SMAART, which represented a reverse takeover of the Company by SMAART, with SMAART as the accounting acquirer and the Company as the accounting acquiree. In connection with the reverse takeover, the Company changed its name to Empower, and consolidated its common shares on the basis of one new common share for each 6.726254 old common shares. Prior to the acquisition of SMAART, the Company was engaged in oil and gas exploration activities and following such acquisition the Company became engaged in its current business, being the operation of medical cannabis certification clinics and developer of hemp-based CBD products in the United States.

Acquisition

Effective April 30, 2019, the Company acquired 100% of the membership interest of Sun Valley Certification Clinics Holdings, LLC (“Sun Valley”), an Arizona Limited Liability Company (the “Acquisition”). Through its subsidiaries, Sun Valley operates a network of professional medical cannabis and pain management practices, with five clinics in Arizona, one clinic in Las Vegas, a tele-medicine platform serving California, and a fully developed franchise business model for the domestic cannabis industry. Subsidiaries include the following:

-                Sun Valley Alternative Health Centers, LLC;

-                Sun Valley Alternative Health Centers West, LLC;

-                Sun Valley Alternative Health Centers NV, LLC;

-                Sun Valley Alternative Health Centers Tucson, LLC;

-                Sun Valley Alternative Health Centers Mesa, LLC; and

-                Sun Valley Certification Clinics Franchising, LLC

(each, a “Subsidiary” and, collectively the “Subsidiaries”)

Capital Expenditures and Divestitures

During the year ended December 31, 2018, we incurred $100,227 in capital expenditures for the acquisition of property and equipment.

Takeover Offers

We are not aware of any indication of any public takeover offers by third parties in respect of our common shares during our last and current financial years.

B.       Business Overview

(a)	Summary of Operations

On June 12, 2015 SMAART, through its wholly owned subsidiary Empower Healthcare Corp, purchased all of the assets of Presto Quality Care Corporation (“Presto”), an Oregon company that had owned and operated the business currently carried on by SMAART. The consideration for the purchase was the assumption by SMAART of a note payable by Presto to Bayview Equities Ltd. in the amount of $550,000 plus accrued interest of $35,893.

Summary of clinics:

-	The Portland clinic was opened in 2003
-	The Grants Pass clinic was opened in 2009
-	The Spokane, Washington clinic was opened in January 2010
-	The Riverside California clinic was opened in 2009 and was recently closed
-	The Bend, Oregon clinic was opened in 2011 and was recently closed
-	The Chicago, Illinois clinic was opened in September 2018 and was recently closed
-	In addition, the travelling clinics stared operating in various locations from 2003 onwards and were designed to service the small markets that could not sustain a full-time clinic. All the clinics were start-ups and run by local advocates for the medicinal benefits of Cannabis. Local offices were sourced and clinics were held for between one to three, days a week, eventually being held for six days a week in Portland. The initial marketing was mainly word of mouth. The clinics were staffed by doctors or registered nurses.

On April 30, 2019, the Company acquired 100% of the membership interest of Sun Valley, an Arizona Limited Liability Company. Through its Subsidiaries, Sun Valley operates a network of professional medical cannabis and pain management practices, with five clinics in Arizona, one clinic in Las Vegas, a tele-medicine platform serving California, and a fully developed franchise business model for the domestic cannabis industry.

(b)	Effects of Government Regulations

See Item 3D - “Risk Factors”.

(d)	Corporate Office

Our executive offices located at 918-1030 West Georgia Street, Vancouver BC V6E 2Y3.

(e)	Special Skill and Knowledge

Steven McAuley, our Chairman and CEO has significant experience in managing and growing public companies.

(f)	Foreign Operations

During the fiscal years ended December 31, 2018, and 2017, all of our operating activities were in the United States of America.

(g)	Competitive Conditions

There is potential that the Company will face intense competition from other companies, some of which can be expected to have more financial resources, industry, manufacturing and marketing experience than the Company. Additionally, there is potential that the industry will undergo consolidation, creating larger companies that may have increased geographic scope and other economies of scale. Increased competition by larger, better-financed competitors with geographic or other structural advantages could materially and adversely affect the business, financial condition and results of operations of the Company.

To remain competitive, the Company will require a continued level of investment in research and development, marketing, sales and client support. The Company may not have sufficient resources to maintain research and development, marketing, sales and client support efforts on a competitive basis which could materially and adversely affect the business, financial condition and results of operations of the Company.

(h)	Dependence on Customers and Suppliers

The Company has over 165,000 patients and as such, we are not dependent upon a concentration of customers. The Company is not exposed to concentration of suppliers.

C.	Organizational Structure

The following table sets out the current organizational structure of the Company and its significant subsidiaries, all wholly owned through SMAART:

Name of Subsidiary	Jurisdiction of Incorporation
Empower Healthcare Corporation	Oregon, USA
SMAART US.	Oregon, USA
The Hemp & Cannabis Company	Oregon, USA
THCF Access Points, Inc.	Oregon, USA
The Hemp & Cannabis Company	Washington, USA
THCF Access Points, Inc.	Washington, USA
CanMed Solutions Inc.	Oregon, USA
Sun Valley Certification Clinics Holdings, LLC	Arizona, USA
Sun Valley Alternative Health Centers, LLC	Arizona, USA
Sun Valley Alternative Health Centers West, LLC	Arizona, USA
Sun Valley Alternative Health Centers NV, LLC	Nevada, USA
Sun Valley Alternative Health Centers Tucson, LLC	Arizona, USA
Sun Valley Alternative Health Centers Mesa, LLC	Arizona, USA
Sun Valley Certification Clinics Franchising, LLC	Arizona, USA

Sun Valley Acquisition on April 30, 2019 consisted of cash, common shares of the Company and a promissory note having an aggregate value of $3,960,000 as summarized below:

1.	A cash payment of $775,000, of which $150,000 is being held back by the Company, half of which is to be released six months from the date of Closing and the other half of which is to be release twelve months from the date of Closing;

2.	Issuance of 22,058,823 common shares of the Company at a deemed price of $0.136 (CDN$0.183) per Share, representing the average daily closing price of the common shares on the CSE for the 10-day trading period ended April 26, 2019. Pursuant to an escrow agreement dated April 30, 2019, 14,705,882 of the common shares will be held in escrow by Odyssey Trust Company, and will vest in quarterly installments over 36 months from the date of the Closing;

3.	A cash payment of $12,318 and issuance of 350,602 common shares at a deemed price of $0.136 (CDN$0.183) per Share, representing the average daily closing price of the common shares on the CSE for the 10-day trading period ended April 26, 2019 to a minority shareholder of one of the Subsidiaries in order to acquire their minority interest therein; and

4.	A promissory note of US$125,000 bearing interest at a rate of 4% per annum and due July 31, 2019, to a minority shareholder of one of the Subsidiaries in order to acquire their minority interest therein.

D.	Property and Equipment

Property and equipment is comprised of furniture and fixtures at the clinics and leasehold improvements to the Company’s clinics. The Company’s leases, all of which support clinic operations, are summarized below:

-	Portland, Oregon – Shared space which is currently on a month-to-month lease
-	Spokane, Washington – 1,150 square feet which is currently on a lease extension to July 31, 2020
-	Bend, Oregon –1,700 square feet which is on a single lease term expiring on July 30, 2019
-	Chicago, Illinois – 3,000 square feet which is currently on a three year lease term expiring March 31, 2020
-	Phoenix, Arizona – 2,830 square feet which is currently on a five year lease term expiring February 28, 2021
-	Mesa, Arizona – 1,325 square feet which is currently on a five year lease term expiring March 31, 2022
-	Phoenix, Arizona – 930 square feet which is currently on a five year lease term expiring January 31, 2021
-	Surprise, Arizona – 745 square feet which is currently on a five year lease term expiring September 30, 2022
-	Las Vegas, Nevada –1,024 square feet which is currently on a thirty seven month lease term expiring September 30, 2019
-	Tucson, Arizona – 1,400 square feet which is currently on a five year lease term expiring August 31, 2022

The Company intends to open a fully functioning hemp-based CBD extraction facility in Sandy, Oregon 2019. The 5,000 sq. ft. facility in Sandy, Oregon has now been secured through a 5-year lease agreement and preparations are underway to begin licensing and permit requirements to commence operations in 2019. Expenditures for the expansion are currently being discovered.

We currently do not have exposure to any environmental protection requirements and policies.

ITEM 5	OPERATING AND FINANCIAL REVIEW AND PROSPECTS

The following is a discussion and analysis of our activities, consolidated results of operations and financial condition as of and for the year ended December 31, 2018. It should be read in conjunction with our audited consolidated financial statements and related notes for the year ended December 31, 2018. Our financial statements have been prepared in accordance with IFRS as issued by the IASB.

A.	Operating Results

Results of Operations

Consolidated results of operations for the year ended December 31, 2018 compared to the year ended December 31, 2017.

Clinic Revenues

Revenues were $1,091,386, compared to $1,507,050 during fiscal 2017 as the Company received 7,607 patients spending on average $143, compared to 9,705 patients spending on average $155 during fiscal 2017.

Currently the Company receives one revenue stream which is patient visits to existing clinics. The Company expects to expand that revenue stream as the Chicago clinic patient base grows and the Sollievo product brand is rolled out.

The Company has seen a decline in revenues from 2016 through to 2018 due to three factors. The introduction of recreational cannabis to Oregon, a reduction in marketing spend while we reposition our brand and its treatment through online, social and mobile upgrades and competitive introduction and pressure. The Company believes all three areas are being addressed effectively and will be reflected in future revenues.

Direct clinic expenses

Direct clinic expenses were $417,047, compared to $638,834 during fiscal 2017. These costs are a function of our doctor roster and clinic staff to run their clinics. The Company employs both medical doctors and nurses and clinic staff to run their clinics. The Company is currently adding doctors and nurses in the clinic operating areas thereby cutting down on medical travel expenses.

Operating expenses

Operating expenses were $2,517,681, compared to $2,037,008 during fiscal 2017, which is primarily due to additional staff and management being required since the acquisition of Adira. Specifically, salaries and benefits were $1,786,804, compared to $1,205,514 during fiscal 2017. Other significant components of the increases in operating expenses since fiscal 2016 include: rent of $272,768, in line with $267,272 during fiscal 2017; advertising and promotion of $306,799 compared to $171,814 during fiscal 2017; telecommunications of $97,028 compared to $nil during fiscal 2017; and other expenses of $54,282 compared to $392,408 during fiscal 2017.

Legal and professional fees

Legal and professional fees were $1,450,141, compared to $1,131,041 during fiscal 2017. The Company expects professional service fees to drop markedly over time as many are related to successful prior litigation or “one time” events such as the fees associated with the RTO that completed in April 2018.

Depreciation and amortization expense

Depreciation and amortization expense was $123,473, compared to $103,372 during fiscal 2017. This increase is in line with the increase in property and equipment during fiscal 2018.

Share-based payments

Share-based payments expense was $892,417, compared to $5,433 during fiscal 2017. The share-based payments expense was for the fair value of share options recognized as an expense during the year based on the fair valued determined the Black Scholes option pricing model valuation of share options granted during the years ended December 31, 2018 and 2017.

Listing fee

Listing fee expense was $1,308,808, compared to $nil during fiscal 2017, in connection with the Company’s acquisition with Adira. The listing fee expense is comprised of $614,415 share consideration, $365,871 legal and professional fees, and $328,522 of net liabilities acquired.

Accretion expense

Accretion expense was $241,521, compared to $667,373 during fiscal 2017. Accretion expense decreased due to the majority of convertible debentures converting during fiscal 2018.

Interest expense

Interest expense decreased to $126,375, compared to $186,001 during fiscal 2017, owing to a reduction in the amount of notes payable and convertible debenture liabilities outstanding.

Gain on debt settlement

Gain on debt settlement was $nil, compared to $106,360 during fiscal 2017 as a result of settlement of debt balances with debt holders during fiscal 2017.

(Gain) loss on change in fair value of warrant liability

The Company recorded a gain on the change in the fair value of the warrant liability of $1,598,425, compared to $nil during fiscal 2017. The share purchase warrants are required to be revalued at every quarter end given they are denominated in CDN$, while our functional currency is the US dollar; therefore, the fair value of the warrants outstanding are classified as a financial liability, which is remeasured to fair value at the end of each reporting period. The gain resulted from the decrease in the Company’s share price during Q4 2018, which is a variable in determining the fair value of the conversion option per the Black-Scholes valuation model.

Gain on change in fair value of conversion option

The Company recorded a gain on the change in the fair value of the conversion option of $890,136, compared to $nil during fiscal 2017. The conversion option is required to be revalued at every quarter end and the gain resulted from the decrease in the Company’s share price during Q4 2018, which is a variable in determining the fair value of the conversion option.

As a result of the Transaction, the fair value of the conversion options associated with the convertible debenture issuances during fiscal 2017 were deemed to be $nil as the convertible debentures outstanding on the date of the Transaction were all converted to common shares of the Company. Accordingly, the Company recognized a gain on change on change in fair value of conversion feature of $890,136 for fiscal 2018.

Impairment of asset held for sale

At December 31, 2018, the Company has listed the facility and land in Portland, Oregon for sale. Prior to their classification as assets held for sale, the land and facility in Portland were reported under property and equipment. The assets held for sale are included at the lower of their carrying value and their fair market value. The fair market value was based on a sales agreement dated January 17, 2019 whereby the Company will receive net proceeds of $127,972 after selling costs. An impairment loss of $57,072 has been recognized to reduce the asset’s carrying value to its fair market value.

Restructuring expense

Restructuring expense was $110,424, compared to $nil during fiscal 2017, in connection with the Company’s restructuring activities that commenced in Q4 2018.

Consolidated results of operations for the year ended December 31, 2017 compared to the year ended December 31, 2016.

Clinic Revenues

Revenues were $1,507,050 as the Company received 7,607 patients spending on average $143, compared to $2,134,857 during fiscal 2016 as the Company received 7,784 patients spending on average $274.

The Company has seen a decline in revenues from 2016 through to 2018 due to three factors. The introduction of recreational cannabis to Oregon, a reduction in marketing spend while we reposition our brand and its treatment through online, social and mobile upgrades and competitive introduction and pressure. The Company believes all three areas are being addressed effectively and will be reflected in future revenues.

Direct clinic expenses

Direct clinic expenses were $638,834, compared to $718,108 during fiscal 2016. These costs are a function of our doctor roster and clinic staff to run their clinics. The Company employs both medical doctors and nurses and clinic staff to run their clinics.

Operating expenses

Operating expenses were $2,037,008, compared to $1,588,007 during fiscal 2016. Specifically, salaries and benefits were $1,205,514, compared to $1,053,305 during fiscal 2016. Other significant components of the increases in operating expenses since fiscal 2016 include: rent of $267,272 compared to 160,135 during fiscal 2016 as a result of additional locations being opened; advertising and promotion of $171,814 compared to $60,353 during fiscal 2016; telecommunications of $nil during compared to $88,485 during fiscal 2016; and other expenses of $392,408 compared to $225,729 during fiscal 2016.

Legal and professional fees

Legal and professional fees were $1,131,041, compared to $942,959 during fiscal 2016. The Company expects professional service fees to drop markedly over time as many are related to successful prior litigation or “one time” events such as the fees associated with the RTO that completed in April 2018.

Depreciation and amortization expense

Depreciation and amortization expense was $103,372, compared to $120,768 during fiscal 2016. This increase is in line with the Company’s amortization policies and change in fixed assets subject to depreciation.

Accretion expense

Accretion expense was $667,373, compared to $189,922 during fiscal 2016. This increase is due to the issuance of convertible notes payable and convertible debentures during fiscal 2017.

Interest expense

Interest expense increased to $186,001, compared to $83,705 during fiscal 2016, due to the issuance of notes payable and convertible debentures during fiscal 2017.

Gain on debt settlement

Gain on debt settlement was $106,360, compared to $nil during fiscal 2016. The increase is the result of settlement of debt balances with debt holders during fiscal 2017.

Impairment of equipment

Gain on debt settlement was $nil, compared to $14,500 during fiscal 2016. During Fiscal 2016 an impairment loss of $14,500 was recognized to reduce furniture and equipment carrying values to their fair market value.

Impairment of intangible assets

Gain on debt settlement was $nil, compared to $64,800 during fiscal 2016. During Fiscal 2016 an impairment loss of $64,800 was recognized to reduce trademarks, domain names and management software carrying values to their fair market value.

Inflation

During the years ended December 31, 2018, 2017 and 2016, inflation has not had a material impact on our operations.

Foreign Exchange Risk

We have limited exposure to financial risk related to the fluctuation of foreign exchange rates. We operate in the U.S., most of our monetary assets are held in U.S. dollars and most of our expenditures are made in U.S. dollars. However, we also have expenditures in CDN$. We have not hedged our exposure to currency fluctuations.

B.	Liquidity and Capital Resources

Liquidity

Liquidity risk is the risk that the Company will encounter difficulties in meeting obligations associated with its financial liabilities and other contractual obligations. The Company’s strategy for managing liquidity is based on achieving positive cash flows from operations to internally fund operating and capital requirements.

Factors that may affect the Company’s liquidity are continuously monitored. These factors include the number of patient visits, average patient spend per visit, operating costs, capital costs, income tax refunds, foreign currency fluctuations, seasonality, market immaturity and a highly fluid environment related to state and federal law passage and regulations.

In the event that the Company is adversely affected by any of these factors and, as a result, the operating cash flows are not sufficient to meet the Company’s working capital requirements there is no guarantee that the Company would be able to raise additional capital on acceptable terms to fund a potential cash shortfall. Consequently, the Company is subject to liquidity risk.

The Company will need to procure additional financing in order to fund its ongoing operation. The Company intends to obtain such financing through equity financing, and there can be no assurance that the Company can raise the required capital it needs to build and expand as expected, nor that the capital markets will fund the business of the Company. Without this additional financing, the Company may be unable to achieve positive cash flow and earnings as quickly as anticipated, these uncertainties cast a significant doubt about the Company’s ability to continue as a going concern.

We have an accumulated deficit of $9,369,941 as of December 31, 2018 ($5,580,023 as at December 31, 2017), and had negative cash flows from operations of $2,835,710 for the year ended December 31, 2018 ($1,587,760 for the year ended December 31, 2017).

Year ended December 31, 2018 compared to year ended December 31, 2017

During the year ended December 31, 2018, the Company’s overall position of cash and cash equivalents increased by $157,668.

The Company’s net cash used in operating activities during the year ended December 31, 2018 was $2,835,710 as compared to $1,587,760 for the year ended December 31, 2017. This increase is primarily as a result of a decrease in revenues, an increase in operating expenses over fiscal 2017 as well as the listing fee that was incurred as part of the Transaction.

Cash used in investing activities during the year ended December 31, 2018 was $100,227 as compared $31,598 during the year ended December 31, 2017. This spending primary relates to property and equipment expenditures.

Cash provided by financing activities for the year ended December 31, 2018 was $3,093,604 as compared to $1,614,204 during the year ended December 31, 2017. The primary source of funding during both years was the issuance of common shares of the company.

Year ended December 31, 2017 compared to year ended December 31, 2016

During the year ended December 31, 2017, the Company’s overall position of cash and cash equivalents decreased by $5,154.

The Company’s net cash used in operating activities during the year ended December 31, 2017 was $1,587,760 as compared to $523,827 for the year ended December 31, 2016. This decrease is primarily as a result of a decrease in revenues and an increase in operating expenses.

Cash used in investing activities during the year ended December 31, 2017 was $31,598 as compared $nil during the year ended December 31, 2016. This spending primary relates to property and equipment expenditures, none of which was required during fiscal 2016

Cash provided by financing activities for the year ended December 31, 2017 was $1,614,204 as compared to $522,075 during the year ended December 31, 2016. The primary source of funding during both years was the issuance of common shares of the company.

Capital Resources

At December 31, 2018, the Company’s cash was $157,668 (December 31, 2017 - $nil). The majority of this balance is being held in CDN$. The Company had a working capital deficiency at December 31, 2018 of $3,070,900 as compared to $5,278,030 at December 31, 2017. The Company improved its working capital position over fiscal 2018 as a result of a significant drop in the convertible debentures outstanding, which were converted into common shares of the Company during fiscal 2018, as well as a significant decrease in the conversion feature obligation associated with the convertible debentures.

Critical Accounting Policies and Estimates

The preparation of the Company’s consolidated financial statements in conformity with IFRS requires management to make estimates based on assumptions about future events that affect the reported amounts of assets and liabilities and disclosures of contingent assets and liabilities at the date of the financial statements and the reported amounts of revenues and expenses during the reporting period.

The estimates and associated assumptions are based on historical experience and various other factors that are believed to be reasonable under the circumstances, the results of which form the basis of making the judgements about carrying values of assets and liabilities that are not readily apparent from other sources. Actual results could differ from those estimates. The estimates and underlying assumptions are reviewed on an ongoing basis. Revisions to accounting estimates are recognized prospectively in the period in which the estimate is revised. Management has made the following critical judgements and estimates:

Critical judgements in applying accounting policies

Critical judgements made by management in applying the Company’s accounting policies, apart from those involving estimations, that have the most significant effect on the amounts recognized in the Company’s consolidated financial statements are as follows:

Functional currency

The functional currency for each of the Company’s subsidiaries is the currency of the primary economic environment in which the respective entity operates; the Company has determined the functional currency of each entity to be the US dollar. Such determination involves certain judgements to identify the primary economic environment. The Company reconsiders the functional currency of its subsidiaries if there is a change in events and/or conditions which determine the primary economic environment.

Assessment of indicators of impairment

At the end of each reporting period, the Company assesses whether there are any indicators, from external and internal sources of information, that an asset or cash generating unit (“CGU”) may be impaired, thereby requiring adjustment to the carrying value. The Company identified the sustained decrease in market capitalization as an indicator of impairment during the year ended December 31, 2018.

As a result of these impairment indicators, the Company assessed the intangible assets and assets held for sale CGUs for impairment and concluded the recoverable value of each CGU was less than its carrying value and an impairment loss was recognized on intangible assets and assets held for sale.

Revenue recognition as a result of adopting IFRS 15

Determination of performance obligations

The Company applied judgement to determine if a good or service that is promised to a customer is distinct based on whether the customer can benefit from the good or service on its own or together with other readily available resources and whether the good or service is separately identifiable. Based on these criteria, the Company determined the primary performance obligation relating to its sales contracts is the delivery of service to its patients.

Transfer of control

Judgement is required to determine when transfer of control occurs relating to the sale of the Company's services to its patients. Management based its assessment on a number of indicators of control, which include, but are not limited to whether the Company has present right of payment, and whether the physical possession of the goods, significant risks and rewards and legal title have been transferred to the customer.

Key sources of estimation uncertainty

Significant assumptions about the future and other major sources of estimation uncertainty at the end of the reporting period that may result in a material adjustment to the carrying amounts of the Company’s assets and liabilities are as follows:

Current and deferred taxes

The Company’s provision for income taxes is estimated based on the expected annual effective tax rates (and tax laws) that have been enacted or substantively enacted by the end of the reporting period. The current and deferred components of income taxes are estimated based on forecasted movements in temporary differences.

Changes to the expected annual effective tax rate and differences between the actual and expected effective tax rate and between actual and forecasted movements in temporary differences will result in adjustments to the Company’s provision for income taxes in the period changes are made and/or differences are identified.

In assessing the probability of realizing income tax assets recognized, management makes estimates related to expectations of future taxable income, applicable tax planning opportunities, expected timing of reversals of existing temporary differences and the likelihood that tax positions taken will be sustained upon examination by applicable tax authorities. In making its assessments, management gives additional weight to positive and negative evidence that can be objectively verified. Estimates of future taxable income are based on forecasted cash flows from operations and the application of existing tax laws in each jurisdiction. Forecasted cash flows from operations are based on patient visits are internally developed and reviewed by management. Weight is attached to tax planning opportunities that are within the Company’s control, and are feasible and implementable without significant obstacles.

The likelihood that tax positions taken will be sustained upon examination by applicable tax authorities is assessed based on individual facts and circumstances of the relevant tax position evaluated in light of all available evidence.

Where applicable tax laws and regulations are either unclear or subject to ongoing varying interpretations, it is reasonably possible that changes in these estimates can occur that materially affect the amounts of income tax assets recognized. At the end of each reporting period, the Company reassesses unrecognized income tax assets.

Equity-settled share-based payments

Share-based payments are measured at fair value. Options and warrants are measured using the Black-Scholes option pricing model based on estimated fair values of all share-based awards at the date of grant and are expensed to earnings or loss from operations over each award’s vesting period. The Black-Scholes option pricing model utilizes subjective assumptions such as expected price volatility and expected life of the option. Changes in these input assumptions can significantly affect the fair value estimate.

Contingencies

Due to the nature of the Company’s operations, various legal and tax matters can arise from time to time. In the event that management’s estimate of the future resolution of these matters’ changes, the Company will recognize the effects of the changes in its consolidated financial statements for the period in which such changes occur.

C.	Research and Development, Patents and Licenses

Not applicable.

D.	Trend Information

We are not aware of any trends that have or are reasonably likely to have a current or future effect on our financial condition, changes in financial condition, revenues or expenses, results of operations, liquidity, capital expenditures or capital resources that is material to investors.

E.	Off-Balance Sheet Arrangements

The Company has not entered into any material off-balance sheet arrangements such as guarantee contracts, contingent interests in assets transferred to unconsolidated entities, derivative financial obligations or arrangements with respect to any obligations under a variable interest equity arrangement.

F.	Tabular Disclosure of Contractual Obligations

A summary of undiscounted liabilities and future operating commitments at December 31, 2018, are as follows:

	Total	Within 1 year	2 - 5 years	Greater than 5 years
Maturity analysis of financial liabilities
Accounts payables and accrued liabilities	$1,554,892	$1,554,892	$–	$–
Notes payable	760,715	610,444	150,271	–
Convertible debentures payable	274,466	274,466	–	–
Secured loan payable	717,460	717,460	–	–
	3,307,533	3,157,262	150,271	–

Commitments
Future operating commitments	180,696	146,036	34,660	–

Total financial liabilities and commitments	$3,488,229	$3,303,298	$184,931	$–

Various tax and legal matters are outstanding from time to time. In the event that management’s estimate of the future resolution of these matters’ changes, the Company will recognize the effects of these changes in the consolidated financial statements in the period such changes occur.

G.	Safe Harbor

Not applicable.

ITEM 6	DIRECTORS, SENIOR MANAGEMENT AND EMPLOYEES

A.	Directors and Senior Management

The size of Empower’s Board of Directors (the “Board”) is currently set at three. All of Empower’s directors are elected annually by the shareholders and hold office until the next annual general meeting or until their successors are duly elected and qualified, unless their office is earlier vacated in accordance with the CBCA and Empower’s articles of incorporation.

The following table sets forth information relating to the directors and senior management of the Company as at the date of this Form 20-F:

Name(1)	Position
Steven McAuley (2)	Director, Chairman and Chief Executive Office
Andrejs Bunkse (2)(3)	Director
Dustin Klein (2)	Director, Senior Vice President of Business Development
Mathew Lee	Chief Financial Officer
Joseph Cohen	Chief Technology Officer
Andrea Klein	Vice President of Operations

Notes:

(1)	Neither age nor date of birth of directors or senior managers is required to be reported in our home country (Canada) nor otherwise publicly disclosed.

(2)	Member of Audit Committee.

(3)	“Independent” for purposes of National Instrument 52-110– Audit Committees (“NI 52-110”).

The following is biographical information on our directors and offers who are acting in the capacity of director or officer as of the date hereof:

Steven McAuley – Chairman and Chief Executive Office

Mr. McAuley is our Chairman and CEO.  He is also the Chairman and CEO of Empower. in Vancouver, B.C. Canada, a position he has held since January 4, 2019. From January 2013 through January 2019, Mr. McAuley was the Founder & CEO of Privatis Technology Corporation in Vancouver, B.C. Canada. He is the former SVP, Financial Services for Penske Automotive Group NYSE: PAG, CEO of Xpel Technologies TSXV: DAP and former CEO, United Kingdom, GE Capital Fleet Services.

Andrejs Bunkse – Director

Mr. Bunkse has been a member of the Board of Directors of Empower since June 2019. Mr. Bunkse is currently Of Counsel to Nimbus Legal PLLC in Scottsdale Arizona, a position he has held since May 2018. Mr. Bunkse is the founder of Rain Legal (Law Offices of Andrejs K. Bunkse), a position he has held since April 2018. Mr. Bunkse has been the President of Endurance Strategies Group in Phoenix, Arizona since May 2013.

Dustin Klein – Director and Senior Vice President of Business Development

Mr. Klein has been a member of the Board of Directors of Empower since May 2019. Mr. Klein is currently the co-founder of Sun Valley Science, LLC, a position he has held since its formation in May 2018. Between September 2013 and May 2019, Mr. Klein was a co-founder of our Affiliates Sun Valley Health Centers, LLC, Sun Valley Health Centers West, LLC, Sun Valley Health Centers Mesa, LLC, Sun Valley Health Centers NV, LLC and Sun Valley Health Centers Tucson, LLC which operate Sun Valley Health Businesses in the metropolitan Phoenix, Arizona, Tucson, Arizona and Las Vegas, Nevada area until April 2019. From September 2012 through July 2013, Mr. Klein was the Manager of Johns 4x4 in Boulder, Colorado. From January 2012 through August 2012, Mr. Klein was a Regional Account Manager for Solar City in Denver Colorado. From January 1, 2011 through December 31, 2011, Mr. Klein was the owner of Gutshot Entertainment in Denver, Colorado.

Mathew Lee – Chief Financial Officer

Mr. Lee has been our Chief Financial Officer since our formation in March 2019. Mr. Lee is also a self-employed consultant, a position he has held since November 2017. Between November 2016 and November 2017, Mr. Lee was the Controller of AP Capital in Vancouver, British Columbia. From December 2014 through November 2016, Mr. Lee was the Manager of Operations for Raymond James, Ltd. in Vancouver, British Columbia. From September 2007 to December 2014, Mr. Lee was the Audit Manager for Smythe LLP in Vancouver, British Columbia.

Joseph Cohen – Chief Technology Officer

Mr. Cohen has been our Chief Technology Officer since March 2019.  Mr. Cohen is also the Chief Technology Officer for our ultimate parent Empower a position he has held since February 2019. From January 2013 through January 2019, Mr. Cohen was the Chief Technology Officer for Privatis Technology Corporation in Valley Village, CA.

Andrea Klein – Vice President of Operations

Since September 2013, Mrs. Klein has been a co-founder of our Affiliates Sun Valley Health Centers, LLC, Sun Valley Health Centers West, LLC, Sun Valley Health Centers Mesa, LLC, Sun Valley Health Centers NV, LLC and Sun Valley Health Centers Tucson, LLC which operate Sun Valley Health Businesses in the metropolitan Phoenix, Arizona, Tucson, Arizona and Las Vegas, Nevada area until April 2019. From November 2012 through August 2013, Mrs. Klein was self-employed as a Search Engine Marketing Manager in Denver, Colorado. From January 2012 through October 2012, Mrs. Klein was a Search Engine Marketing Manager for Keyword Search Pros in Los Angeles, California. From January 1, 2011 through December 31, 2011, Mrs. Klein was a Practice Manager for Dr. Christopher Verbin's plastic surgery practice in Torrance, California.

Cease trade orders, bankruptcies, penalties or sanctions

For the purposes of this section, “order” means a cease trade order; an order similar to a cease trade order; or an order that denied the relevant company access to any exemption under securities legislation that was in effect for a period of more than 30 consecutive days.

To the best of our knowledge, other than as disclosed below, no director or executive officer of Empower is, as at the date hereof, or has been, within the 10 years before the date hereof, a director, chief executive officer or chief financial officer of any corporation (including Empower) that:

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

To the best of our knowledge, no director or executive officer of Empower or a shareholder holding a sufficient number of securities of Empower to affect materially the control of Empower:

(a)	is, as at the date hereof, or has been within the 10 years before the date hereof, a director or executive officer of any corporation (including Empower) that, while that person was acting in that capacity, or within a year of that person ceasing to act in that capacity, became bankrupt, made a proposal under any legislation relating to bankruptcy or insolvency or was subject to or instituted any proceedings, arrangement or compromise with creditors or had a receiver, receiver manager or trustee appointed to hold its assets; or

(b)	as, within the 10 years before the date hereof, become bankrupt, made a proposal under any legislation relating to bankruptcy or insolvency, or become subject to or instituted any proceedings, arrangement or compromise with creditors, or had a receiver, receiver manager or trustee appointed to hold the assets of the director, executive officer or shareholder.

To the best of our knowledge, no director or executive officer of the Company, or a shareholder holding a sufficient number of the Company’s securities to affect materially the control the Company, has been subject to:

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

Promoters

None noted.

B.	Compensation

During the year ended December 31, 2018, we paid aggregate remuneration to our directors and officers as a group who served in the capacity of director or executive officer during such year $1,127,654 (2017 - $nil, 2016 - $nil).

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

As at December 31, 2018 we had a compensatory plan, contract or arrangement where Mr. Craig Snyder is entitled to receive up to two years salary as a severance payment depending on the date of termination. His final severance was paid in 2019.

We have no additional compensatory plans, contracts or arrangements where an executive officer is entitled to receive in excess of $100,000 in the event of termination, resignation or retirement, a change of control of Empower or a change in responsibilities following a change in control, other than as described in this Form 20-F.

Summary Compensation Table

The following table provides a summary of compensation that we paid to our senior management during the three most recently completed fiscal years (in thousands of US Dollars):

Names and Principal Position	Year	Salary ($)	Share-Based Awards ($)	Option-Based Awards ($)	Non-Equity Incentive Plan Compensation ($)		Pension Value ($)	All Other Compensation ($)	Total Compensation ($)
					Annual incentive plans	Long-term incentive plans
Craig Snyder, Chief Executive Officer (1)	2018 2017 2016	206,666 Nil Nil	477,180 Nil Nil	153,888 Nil Nil	75,000 Nil Nil	Nil Nil Nil	Nil Nil Nil	Nil Nil Nil	912,734 Nil Nil
Carly Krivanek, Chief Financial Officer (2)	2018 2017 2016	95,000 Nil Nil	Nil Nil Nil	109,920 Nil Nil	10,000 Nil Nil	Nil Nil Nil	Nil Nil Nil	Nil Nil Nil	214,920 Nil Nil
Gadi Levin, Chief Executive Officer and Chief Financial Officer (3)	2018 2017 2016	Nil Nil Nil	Nil Nil Nil	Nil Nil Nil	Nil Nil Nil	Nil Nil Nil	Nil Nil Nil	Nil Nil Nil	Nil Nil Nil
Alan Rootenberg, Chief Financial Officer (3)	2018 2017 2016	Nil Nil Nil	Nil Nil Nil	Nil Nil Nil	Nil Nil Nil	Nil Nil Nil	Nil Nil Nil	Nil Nil Nil	Nil Nil Nil

(1)	Employment commenced on April 27, 2018; employment terminated on December 31, 2018
(2)	Appointed CFO on April 27, 2018, Resigned on February 5, 2019
(3)	Resigned on April 27, 2018

Option Based Awards

Stock options are granted to provide an incentive to our directors, officers, employees and consultants to achieve our longer-term objectives; to give suitable recognition to the ability and industry of such persons who contribute materially to our success; and to attract and retain persons of experience and ability, by providing them with the opportunity to acquire an increased proprietary interest in Empower. We award stock options to our executive officers based upon the recommendation of the Board, which recommendation is based upon the Compensation Committee’s review of a proposal from the President and CEO. Previous grants of incentive stock options are taken into account when considering new grants.

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

Long-Term Incentive Plan Awards

We did not make any long-term incentive plan awards during the years ended December 31, 2018 and 2017.

Pension, Retirement or Similar Benefits

We do not provide for pension, retirement or similar benefits.

Employment Agreements

As of the date of this Annual Report, we have the following agreements with officers of the Company:

Steven McAuley

Effective January 4, 2019, the Company entered into an employment agreement with Mr. Steven McAuley which includes an annual base salary of $225,000, a variable annual incentive program to be determine by the Board of Directors, a bonus incentive program to be based on the satisfaction of certain milestones, including the successful completion of financing rounds following which the annual base salary will be increased by an amount equal to 2% of the total amount raised, the grant of 7,000,000 stock options with a five year term and in lieu of a signing bonus, the issuance of 2,000,000 fully vested common shares and 5,000,000 common shares which will be subject to a three year vesting period from the date of grant, with 11.11% vesting each three months from the date of grant.

C.	Board Practices

Our Directors have served in their respective capacities since their election or appointment and will serve until our next annual general meeting or until a successor is duly elected and qualified, unless their office is earlier vacated in accordance with the CBCA and our articles of incorporation. Our officers serve at the discretion of the Board.

The Board is responsible for, among other things, identifying suitable candidates to be recommended for election to the Board by shareholders or appointment by the Directors, subject to the limits in Empower’s articles and the CBCA. One of the objectives of the Board with respect to the nomination is to maintain the composition of the Directors in a way that provides the best mix of skills and experience to guide our long-term strategy and ongoing business operations.

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

Audit Committee

We have a standing Audit Committee that assists the directors of the Company in overseeing all material aspects of reporting, control and audit functions, except those specifically related to the responsibilities of another standing committee of the Board. The role of the Audit Committee includes a particular focus on the qualitative aspects of financial reporting to shareholders and on our processes for the management of business/financial risk and for compliance with significant applicable legal, ethical, and regulatory requirements. The Audit Committee is responsible for, among other things, the making recommendations to our Board with respect to the appointment and remuneration of our independent accountant.

As of the date hereof, our Audit Committee is comprised of Steven McAuley, Andrejs Bunkse, and Dustin Klein.

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

Pursuant to section 6.1 of NI 52-110, as adopted by the Canadian Securities Administrators (the “CSA”), the Company is exempt from the requirements of Parts 3 and 5 of NI 52-110 for the year ended December 31, 2018, by virtue of the Company being a “venture issuer” (as defined in NI 52-110).

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

D.	Employees

As of December 31, 2018, we employed 18 employees. On April 30, 2019, with the acquisition of Sun Valley, we employed 70 employees.

E.	Share Ownership

Common Shares

The shareholdings of our officers and directors are set forth below as of June 30, 2019.

Holder name	No. of Common Shares held	Percentage of holding		Percentage of holding on a fully diluted basis(1)
		% in capital	% in voting	% in capital	% in voting
Steven McAuley (2)	14,000,000	10.45%	10.45%
Andrejs Bunkse (3)	-	-	-	-	-
Dustin Klein (4)	11,029,411	8.23%	8.23%
Mathew Lee (5)	-	-	-	-	-
Joseph Cohen (6)	800,000	0.58%	0.58%
Andrea Klein (7)	11,029,412	8.23%	8.23%

Notes:

(1)	“Fully diluted basis” means with the exercise of all warrants and options.

(2)	Steven McAuley is an interested party in the Company by virtue of him serving as Chairman of the Board of Directors, a director and as the Company’s Chief Executive Officer. Includes 2,000,000 fully vested common shares, 5,000,000 common shares of which 11.11% will vest every three months after the January 4, 2019 issuance date and 7,000,000 stock options granted on June 17, 2019 which vested immediately, have a five year term and an exercise price of CDN$0.14.

(3)	Andrejs Bunkse is an interested party in the Company by virtue of him serving as a director.

(4)	Dustin Klein is an interested party in the Company by virtue of him serving as a director and as the Company’s Senior Vice President of business development. Include the following which were issued on April 30, 2019, 3,676,470 common shares which vested immediately and 7,352,941 common shares which vest quarterly over 36 months from the issuance date.

(5)	Mathew Lee is an interested party in the Company by virtue of him serving as the Company’s Chief Financial Officer.

(6)	Joseph Cohen is an interested party in the Company by virtue of him serving as the Company’s Chief Technology Officer. Includes 400,000 common shares and d 400,000 stock options granted on June 17, 2019 which vested immediately, have a five year term and an exercise price of CDN$0.14.

(7)	Andrea Klein is an interested party in the Company by virtue of her serving as the Company’s Vice President of Operations. Include the following which were issued on April 30, 2019, 3,676,470 common shares which vested immediately and 7,352,92 common shares which vest quarterly over 36 months from the issuance date.

Options

Share option transactions and the number of share options outstanding during the six months ended June 30, 2019 and years ended December 31, 2018, 2017 and 2016 are summarized as follows:

	Number of share options	Weighted average exercise price
Outstanding, December 31, 2015	–	–
Granted	1,250,000	CDN $0.10
Outstanding, December 31, 2016	1,250,000	CDN $0.10
Granted	2,050,000	CDN $0.10
Outstanding, December 31, 2017	3,300,000	CDN $0.10
Granted	4,300,000	CDN $0.38
Outstanding, December 31, 2018	7,600,000	CDN $0.25
Granted	7,700,000	CDN $0.14
Cancelled	(4,850,000)	CDN $0.27
Outstanding, June 30, 2019	10,450,000	CDN $0.16

Warrants

There are no share purchase warrants, exercisable into common shares of Empower, held by our officers and directors as of June 30, 2019.

Equity Compensation Plans

The following table summarizes our compensation plans under which equity securities are authorized for issuance as at June 30, 2019.

Plan Category	Number of securities to be issued upon exercise of outstanding options, warrants and rights	Weighted-average exercise price of outstanding options, warrants and rights	Number of securities remaining available for future issuance under equity compensation plans(1) (excluding securities reflected in the second column)
Equity compensation plans approved by securityholders	10,450,000	CDN$0.16	2,944,404
Equity compensation plans not approved by securityholders	N/A	N/A	N/A
Total:	10,450,000	CDN$0.16	2,944,404

Notes:

(1)	The number of securities remaining available for future issuance under our 10% rolling stock option plan as at the end of our most recently completed financial year is calculated on the basis of 10% of our issued and outstanding common shares as at such date (being 10% of 133,944,045 = 13,394,404 less 10,450,000 = 2,944,404).

The Company has an incentive share option plan (“the Stock Option Plan”) in place under which it is authorized to grant share options to executive officers, directors, employees and consultants.

The purpose of the Stock Option Plan continues to be to allow us grant options to our directors, officers, employees and consultants, as additional compensation, and as an opportunity to participate in our success. The granting of such options is intended to align the interests of such persons with that of the shareholders. Options will be exercisable over periods of up to five years as determined by the Board and are required to have an exercise price no less than the fair market value of Empower’s common shares, at the time of grant. Pursuant to the Stock Option Plan, the Board may, from time to time, authorize the issue of stock options to our directors, officers, employees and consultants or employees of companies providing management or consulting services to us.

The maximum number of common shares which may be issued pursuant to options previously granted and those granted under the Stock Option Plan will be a maximum of 10% of the issued and outstanding common shares at the time of the grant. In addition, the number of common shares which may be reserved for issuance to any one individual may not exceed 5% of the issued common shares on a yearly basis or 2% if the optionee is engaged in investor relations activities or is a consultant. The Stock Option Plan contains no vesting requirements, but permits the Board to specify a vesting schedule in its discretion.

ITEM 7	MAJOR SHAREHOLDER AND RELATED PARTY TRANSACTIONS

A.	Major Shareholders

Major Shareholders

We are a publicly-held corporation, with our common shares held by residents of the United States, Canada and other countries. To the best of our knowledge, as at June 30, 2019, no person, corporation or other entity beneficially owns, directly or indirectly, or controls more than 5% of our common shares, except as follows:

Name	Number of Common Shares Owned(1)(2)	Percentage(3)
Andrea Klein	11,029,412	8.23%
Dustin Klein	11,029,411	8.23%
Agraflora Organics International Inc.	10,000,000	7.47%
Steven McAuley	7,000,000	5.23%
Ty & Sons Investment Inc.	6,752,314	5.04%

Notes:

(1)	Under Rule 13d–3, a beneficial owner of a security includes any person who, directly or indirectly, through any contract, arrangement, understanding, relationship, or otherwise has or shares: (i) voting power, which includes the power to vote, or to direct the voting of common shares; and (ii) investment power, which includes the power to dispose or direct the disposition of common shares. Certain common shares may be deemed to be beneficially owned by more than one person (if, for example, persons share the power to vote or the power to dispose of the common shares). In addition, common shares are deemed to be beneficially owned by a person if the person has the right to acquire the common shares (for example, upon exercise of an option) within 60 days of the date as of which the information is provided. In computing the percentage ownership of any person, the amount of common shares outstanding is deemed to include the amount of common shares beneficially owned by such person (and only such person) by reason of these acquisition rights. As a result, the percentage of outstanding common shares of any person as shown in this table does not necessarily reflect the person’s actual ownership or voting power with respect to the number of common shares actually outstanding on the date hereof.

(2)	Each of our common shares entitles the holder thereof to one vote.

(3)	Based on 133,944,045 common shares of Empower issued and outstanding as of the date of this filing.

Geographic Breakdown of Shareholders

As of June 30, 2019, our shareholder register indicates that our common shares are held as follows:

Location	Number of Common Shares	Percentage of Total Common Shares	Number of Registered Shareholders of Record
United States	26,580,591	19.84%	35
Canada	107,002,506	79.89%	73
Other	360,948	0.27%	5
Total	133,944,045	100.0%	113

Common shares registered in intermediaries were assumed to be held by residents of the same country in which the clearing house was located.

Transfer Agent

Our securities are recorded in registered form on the books of our transfer agent, Computershare Trust Company of Canada, located at 3rd Floor, 510 Burrard Street, Vancouver, BC V6C 3B9. However, the majority of such shares are registered in the name of intermediaries such as brokerage houses and clearing houses (on behalf of their respective brokerage clients). We do not have knowledge or access to the identities of the beneficial owners of such common shares registered through intermediaries.

Control

To the best of our knowledge, we are not directly or indirectly owned or controlled by any other corporation, by any foreign government or by any other natural or legal person, severally or jointly.

Insider Reports under the British Columbia Securities Act

Since the Company is a reporting issuer under the Securities Acts of British Columbia, Alberta and Ontario, certain “insiders” of the Company (including its directors, certain executive officers, and persons who directly or indirectly beneficially own, control or direct more than 10% of its common shares) are generally required to file insider reports of changes in their ownership of Empower’s common shares five days following the trade under National Instrument 55-104 – Insider Reporting Requirements and Exemptions, as adopted by the Canadian Securities Administrators. All insider reports must be filed electronically five days following the date of the trade at www.sedi.ca. The public is able to access these reports at www.sedi.ca.

B.	Related Party Transactions

None of our directors or senior officers, no associate or affiliate of the foregoing persons, and no insider has or had any material interest, direct or indirect, in any transactions, or in any proposed transaction, which in either such case has materially affected or will materially affect us or our predecessors during the year ended December 31, 2018.

(a)	Compensation of key management personnel:

For the purpose of related party disclosure in accordance with IASB 24, directors, the CEO, CFO, COO and executive vice president are considered key management personnel.

	Year ended December 31,
	2018	2017	2016
	U.S. dollars in thousands

Salaries and benefits	$1,063,748	$221,700	$195,000
Share-based compensation	892,417	–	–

	$1,956,165	$221,700	$195,000

C.	Interests of Experts and Counsel

Not applicable.

ITEM 8	FINANCIAL INFORMATION

A.	Consolidated Statements and Other Financial Information

Financial Statements

The financial statements required as part of this Annual Report on Form 20-F are filed under Item 18 of this Annual Report.

Legal Proceedings

As at the date of this Annual Report on Form 20-F, Empower is not involved in any legal, arbitration or governmental proceedings and, to Empower’s knowledge, no material legal, arbitration or governmental proceedings involving Empower are pending or contemplated against Empower.

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

Cease Trades

On May 7, 2019, the Company’s trading was suspended by Canadian securities regulators due to a delay in filing the audited annual financial statements for the year ended December 31, 2018, and the related management's discussion and analysis and certificates of its CEO and CFO (collectively, the "Required Filings") with Canadian securities regulators until after the April 30, 2019 filing deadline. The delay was the result of material deficiencies in the Company’s disclosure controls and procedures as outlines Item 15 of this 20-F. The Required Filings were filed on June 6, 2019 at which point the Company’s trading resumed.

Common Shares

Our authorized capital consists of an unlimited number of common shares without par value, of which 77,847,598 common shares were issued and outstanding as of December 31, 2018. All common shares are initially issued in registered form. There are no restrictions on the transferability of our common shares imposed by our constituting documents.

The common shares entitle their holders to: (i) vote at all meetings of our shareholders except meetings at which only holders of specified classes of shares are entitled to vote, having one vote per common share, (ii) receive dividends at the discretion of the Board; and (iii) receive our remaining property on liquidation, dissolution or winding up.

Trading Markets

Our current trading symbol on the CSE is “CBDT”. We also trade on the OTCQB with the trading symbol “EPWCF” and on the Frankfurt Stock Exchange with the trading symbol “8EC”.

As disclosed elsewhere in this annual report, on April 23, 2018, the Company completed its previously disclosed reverse takeover transaction of Adira. As a result, the Company has limited history of high and low share price progression.

Escrowed Securities

As at December 31, 2018 and 2017, none of our securities were subject to escrow.

ITEM 10	ADDITIONAL INFORMATION

A.	Share Capital

Not applicable.

B.	Memorandum and Articles of Incorporation

We were incorporated under the laws of the Province of British Columbia on April 28, 2015. We changed our name from SMAART, to Empower concurrent with the Transaction.

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

Passive Foreign Investment Company Rules

If we were to constitute a PFIC for any year during a U.S. Holder’s holding period, then certain potentially adverse rules would affect the U.S. federal income tax consequences to a U.S. Holder resulting from the acquisition, ownership and disposition of our common shares. We do not believe that we were a PFIC during our tax year ended December 31, 2018. PFIC classification is fundamentally factual in nature, generally cannot be determined until the close of the tax year in question, and is determined annually. Additionally, the analysis depends, in part, on the application of complex U.S. federal income tax rules, which are subject to differing interpretations. Consequently, there can be no assurances regarding our PFIC status for any tax year during which U.S. Holders hold our common shares.

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

Exhibits attached to this Form 20-F are also available for viewing at our offices, 1030 West Georgia Street, Suite 918, Vancouver, BC, Canada V6E 2Y3; or you may request them by calling our office at 1-888-367-6937. Copies of our financial statements and other continuous disclosure documents required under securities rules are available for viewing on the internet at www.sedar.com.

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

We are equity financed and do not have material amounts of debt which could be subject to significant interest rate change risks. We have raised equity funding through the sale of securities denominated in CDN$, and will likely raise additional equity funding denominated in CDN$ in the future.

C.	Exchange Rate Sensitivity

We are exposed to financial risk related to the fluctuation of foreign exchange rates. Most of our monetary assets are held in US dollars and most of our expenditures are made in US dollars. However, we also have some monetary assets and expenditures in CDN$. A significant change in the currency rates between the CDN$ relative to the US dollar could have an effect on our future results of operations, financial position or cash flows, depending on our currency management techniques. We have not hedged our exposure to currency fluctuations.

The table below summarizes the net monetary assets and liabilities held in foreign currencies:

	As at December 31,
	2018	2017

CDN$ net monetary liabilities	$171,578	$420,704
	$171,578	$420,704

The effect on loss before income tax for the year ended December 31, 2018, of a 10.0% change in the foreign currencies against the US dollar on the above-mentioned net monetary assets and liabilities of the Company is estimated to be an increase/decrease of $12,577 (2017 - $33,536) assuming that all other variables remained constant.

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

As required under the Exchange Act, we have carried out an evaluation of the effectiveness of the design and operation of our company’s disclosure controls and procedures as of the end of the period covered by this annual report on Form 20-F, being December 31, 2018. This evaluation was carried out by our Mr. Steven McAuley, our Chief Executive Officer, and Mathew Lee, our Chief Financial Officer. Based upon that evaluation, our executives concluded that our disclosure controls and procedures were not effective as at December 31, 2018.

Material weaknesses identified include:

-	No formal server network to maintain Company documents
-	Reconciliations for material accounts were not completed in a timely manner
-	Monthly and quarterly consolidation were not maintained
-	No segregation of duties in performing reconciliations and financial reporting
-	Limited access to the accounting system for key management personnel

Management’s Annual Report on Internal Control Over Financial Reporting

Our management is responsible for establishing and maintaining adequate internal control over financial reporting. The Exchange Act in Rule 13a-15(f) and 15d-15(f) defines this as a process designed by, or under the supervision of, the company’s principal executive and principal financial officers and effected by the Board, management and other personnel, to provide reasonable assurance regarding the reliability of financial reporting and the preparation of financial statements for external purposes in accordance with generally accepted accounting principles and includes those policies and procedures that:

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

Under the supervision and with the participation of Mr. Steven McAuley, who serves as our Chief Executive Officer and Mr. Mathew Lee who serves as our Chief Financial Officer, our management assessed the effectiveness of our internal control over financial reporting as at December 31, 2018. In making this assessment, our management used the criteria, established in Internal Control-Integrated Framework issued by the Committee of Sponsoring Organizations of the Treadway Commission (COSO). Based upon this assessment, our management concluded that our internal control over financial reporting was ineffective as at December 31, 2018.

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

Changes in Internal Control over Financial Reporting

During the period ended December 31, 2018, there were changes which created ineffective internal controls over financial reporting (as defined in Rules 13a-15(f) and 15d-15(f) of the Exchange Act) that have materially affected, or are reasonably likely to materially affect, our internal control over financial reporting.

ITEM 16A	AUDIT COMMITTEE FINANCIAL EXPERTS

As disclosed above, as of the date hereof, our Audit Committee is comprised of Steven McAuley (chair), Andrejs Bunkse and Dustin Klein.

ITEM 16B	CODE OF ETHICS

We have adopted a Code of Business Conduct that applies to all of our employees and officers, including our principal executive officer, principal financial officer, principal accounting officer or controller, or persons performing similar functions. The Code of Business Conduct meets the requirements for a “code of ethics” within the meaning of that term in Item 16B of Form 20-F. A copy of our Code of Business Conduct will be provided to any person without charge, upon request. All requests for a copy of our code of ethics should be directed in writing to the attention of Steven McAuley, c/o Empower Clinics Inc., 1030 West Georgia Street, Suite 918, Vancouver, BC, Canada V6E 2Y3, or by email at: s.mcauley@empowerclinics.com.

During the most recently completed fiscal year, the Company has neither: (a) amended its Code of Ethics; nor (b) granted any waiver (including any implicit waiver) form any provision of its Code of Ethics.

ITEM 16C	PRINCIPAL ACCOUNTANT FEES AND SERVICES

The following table sets forth information regarding the amount billed to us by our principal independent auditors, MNP LLP for the fiscal year ended December 31, 2018 and 2017:

	Year Ended December 31
	2018	2017
Audit Fees:	$81,250	$48,150
Audit Related Fees:	$nil	$10,700
Tax Fees:	$nil	$nil
Total:	$81,250	$58,850

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

In the year ended December 31, 2018, the Company did not purchase any of its issued and outstanding common shares pursuant to any repurchase program or otherwise.

ITEM 16F	CHANGES TO REGISTRANT’S CERTIFYING ACCOUNTANT

Not applicable.

ITEM 16G	CORPORATE GOVERNANCE

Not applicable.

PART III

ITEM 17	FINANCIAL STATEMENTS

Not applicable.

ITEM 18	FINANCIAL STATEMENTS

Financial Statements Filed as Part of this Annual Report

•	Report of Independent Registered Public Accounting Firm dated June 3, 2019;

•	Consolidated statement of financial position for the fiscal years ended December 31, 2018 and 2017;

•	Consolidated statements of comprehensive profit and loss for the fiscal years ended December 31, 2018, 2017 and 2016;

•	Consolidated statements of changes in (deficit) equity for the fiscal years ended December 31, 2018, 2017 and 2016;

•	Consolidated statements of cash flows for the fiscal years ended December 31, 2018, 2017 and 2016; and

•	Notes to consolidated financial statements

EMPOWER CLINICS INC.

(formerly ADIRA ENERGY LTD.)

CONSOLIDATED FINANCIAL STATEMENTS

FOR THE YEARS ENDED

DECEMBER 31, 2018, 2017, 2016

REPORT OF INDEPENDENT REGISTERED PUBLIC ACCOUNTING FIRM

To the Board of Directors and Shareholders of Empower Clinics Inc.

Opinion on the Consolidated Financial Statements

We have audited the accompanying consolidated statements of financial position of Empower Clinics Inc. and its subsidiaries (the Company) as of December 31, 2018, and 2017, and the related consolidated statements of loss and comprehensive loss, changes in equity, and cash flows for each of the years in the three-year period ended December 31, 2018, and the related notes (collectively referred to as the consolidated financial statements).

In our opinion, the consolidated financial statements present fairly, in all material respects, the consolidated financial position of the Company as of December 31, 2018 and 2017, and the results of its consolidated operations and its consolidated cash flows for each of the years in the three-year period ended December 31, 2018 in conformity with International Financial Reporting Standards as issued by the International Accounting Standards Board.

Material Uncertainty Related to Going Concern

The accompanying consolidated financial statements have been prepared assuming that the Company will continue as a going concern. As discussed in Note 1 to the consolidated financial statements, the Company has suffered recurring losses from operations and has a net capital deficiency that raise substantial doubt about its ability to continue as a going concern. The consolidated financial statements do not include any adjustments that might result from the outcome of this uncertainty.

Basis for Opinion

These consolidated financial statements are the responsibility of the Company’s management. Our responsibility is to express an opinion on the Company’s consolidated financial statements based on our audits. We are a public accounting firm registered with the Public Company Accounting Oversight Board (United States) (PCAOB) and are required to be independent with respect to the Company in accordance with the U.S. federal securities laws and the applicable rules and regulations of the Securities and Exchange Commission and the PCAOB.

We conducted our audits in accordance with the standards of the PCAOB. Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the consolidated financial statements are free of material misstatement, whether due to error or fraud. The Company is not required to have, nor were we engaged to perform, an audit of its internal control over financial reporting. As part of our audits, we are required to obtain an understanding of internal control over financial reporting, but not for the purpose of expressing an opinion on the effectiveness of the Company’s internal control over financial reporting. Accordingly, we express no such opinion.

Our audits included performing procedures to assess the risks of material misstatement of the consolidated financial statements, whether due to error or fraud, and performing procedures that respond to those risks. Such procedures included examining, on a test basis, evidence regarding the amounts and disclosures in the consolidated financial statements. Our audits also included evaluating the accounting principles used and significant estimates made by management, as well as evaluating the overall presentation of the consolidated financial statements. We believe that our audits provide a reasonable basis for our opinion.

Chartered Professional Accountants

Licensed Public Accountants

We have served as the Company’s auditor since 2015.

Toronto, Ontario

June 3, 2019

EMPOWER CLINICS INC.

(Formerly Adira Energy Ltd.)

CONSOLIDATED STATEMENTS OF FINANCIAL POSITION

(in United States dollars)

	Note	December 31, 2018	December 31, 2017
ASSETS
Current
Cash		$157,668	$–
Accounts receivable		–	847
Prepaid expenses		29,475	24,012
Due from related parties	20	–	133,775
Total current assets		$187,143	$158,634

Property and equipment	6	127,060	36,128
Intangible assets	7	71,617	249,996
Assets held for sale	8	127,972	185,044

Total assets		$513,792	$629,802

LIABILITIES
Current
Bank indebtedness		$–	$7,148
Accounts payable and accrued liabilities	9	1,554,892	1,449,555
Share subscriptions		61,167	–
Current portion of notes payable	10	610,444	404,370
Due to related parties	20	12,575	16,170
Convertible debentures payable	12	274,466	1,835,225
Secured loan payable	11	717,460	676,849
Conversion feature	12	22,565	1,047,347
Current portion of warrant liability	13	4,474	–
Total current liabilities		3,258,043	5,436,664

Notes Payable	10	150,271	–
Warrant Liability	13	101,698	–
Total Liabilities		3,510,012	5,436,664

EQUITY
Issued Capital	14	5,401,024	550,744
Reserves	14	972,697	–
Equity component of convertible debentures	12	–	222,417
Deficit		(9,369,941)	(5,580,023)
Total shareholders’ deficit		(2,996,220)	(4,806,862)

Total liabilities and shareholders’ deficit		$513,792	$629,802

Nature of operations and going concern (note 1)

Commitments and contingencies (note 22)

Events after the reporting period (note 23)

Approved and authorized by the Board of Directors:

“Steven McAuley”	Director	“Dustin Klein”	Director

The accompanying notes are an integral part of these consolidated financial statements

EMPOWER CLINICS INC. (formerly Adira Energy Ltd.)

CONSOLIDATED STATEMENT OF COMPREHENSIVE LOSS

For the years ended December 31, 2018, 2017, 2016

(in United States dollars, except share numbers and per share amounts)

	Note	2018	2017	2016
Revenues
Clinic services		$1,091,386	$1,507,050	$2,134,857

Direct clinic expenses
Medical personnel costs		268,905	456,645	556,246
Travel clinic costs		148,142	182,189	161,862
Total direct clinic expenses		417,047	638,834	718,108

Earnings from clinic operations		674,339	868,216	1,416,749

Operating expenses	15	2,517,681	2,037,008	1,588,007
Legal and professional fees		1,450,141	1,131,041	942,959
Depreciation and amortization expense	6,7	123,473	103,372	120,768
Share-based payments	14,20	892,417	5,433	–
Loss from operations		(4,309,373)	(2,408,638)	(1,234,985)

Other expenses (income)
Listing fee	5	1,308,808	–	–
Accretion expense	12	241,521	667,373	189,922
Interest expense	10,11,12	126,375	186,001	83,705
Gain on debt settlement		–	(106,360)	–
(Gain) loss on change in fair value of warrant liability	13	(1,598,425)	–	–
Gain on change in fair value of conversion feature	12	(890,136)	–	–
Impairment of equipment	6	–	–	14,500
Impairment of intangible assets	7	64,200	–	64,800
Impairment of assets held for sale	8	57,072	–	–
Restructuring expense, net	16	110,424	–	–
Other expense (income), net		60,706	(45,731)	81,822
		(519,455)	701,283	434,749

Loss before income taxes		(3,789,918)	(3,109,921)	(1,669,734)

Deferred tax recovery	17	–	–	78,146

Net loss and comprehensive loss for the year		$(3,789,918)	$(3,109,921)	$(1,591,588)

Loss per share
Basic		$(0.06)	$(0.06)	$(0.14)
Diluted		$(0.06)	$(0.06)	$(0.14)

Weighted average number of shares outstanding
Basic		66,670,041	48,072,262	11,746,166
Diluted		66,670,041	48,072,262	11,746,166

The accompanying notes are an integral part of these consolidated financial statements.

EMPOWER CLINICS INC. (formerly Adira Energy Ltd.)

CONSOLIDATED STATEMENTS OF CHANGES IN EQUITY

For the years ended December 31, 2018, 2017, 2016

(in United States dollars, except share numbers and per share amount)

	Note	Number	Issued capital	Shares to be issued	Reserves	Equity component of convertible debentures	Deficit	Total

Balance, December 31, 2015		6,561,680	$800	$–	$–	$–	$(878,514)	$(877,714)
Shares issued for cash	14	9,538,320	247,700	–	–	–	–	247,700
Issuance of convertible debentures		–	–	–	–	222,417	–	222,417
Unissued share subscription		–	–	120,000	–	–	–	120,000
Net loss and comprehensive loss for the year		–	–	–	–	–	(1,591,588)	(1,591,588)
Balance, December 31, 2016		16,100,000	248,500	120,000	–	222,417	(2,470,102)	(1,879,185)
Shares issued for cash	14	32,237,225	302,244	(120,000)	–	–	–	182,244
Net loss and comprehensive loss for the year		–	–	–	–	–	(3,109,921)	(3,109,921)
Balance, December 31, 2017		48,337,225	550,744	–	–	222,417	(5,580,023)	(4,806,862)
Shares issued - Transaction consideration	5,14	2,544,075	614,415	–	–	–	–	614,415
Shares issued for cash	14	8,756,376	2,092,295	–	80,280	–	–	2,172,575
Shares issued on conversion of convertible debentures	12,14	11,796,046	1,010,363	–	–	(222,417)	–	787,946
Shares issued on conversion of notes payable	10,14	785,949	157,079	–	–	–	–	157,079
Shares issued to former CEO	14	2,000,000	477,180	–	–	–	–	477,180
Shares issued for restructuring	14	1,204,851	216,873	–	–	–	–	216,873
Shares issued for services	14	2,423,076	282,075	–	–	–	–	282,075
Share-based payments	14	–	–	–	892,417	–	–	892,417
Net loss and comprehensive loss for the year		–	–	–	–	–	(3,789,918)	(3,789,918)

Balance, December 31, 2018		77,847,598	$5,401,024	$–	$972,697	$–	$(9,369,941)	$(2,996,220)

The accompanying notes are an integral part of these consolidated financial statements.

EMPOWER CLINICS INC. (formerly Adira Energy Ltd.)

CONSOLIDATED STATEMENTS OF CASH FLOWS

For the years ended December 31, 2018, 2017, 2016

(in United States dollars, except share numbers and per share amounts)

	Note	2018	2017	2016
Operating activities
Net loss and comprehensive loss		$(3,789,918)	$(3,109,921)	$(1,591,588)
Items not involving cash:
Deferred tax recovery	17	–	–	(78,146)
Depreciation and amortization expense	6,7	123,474	103,372	120,768
Share-based payments	14,20	892,417	5,433	–
Non-cash listing fee	5	942,937	–	–
Accretion expense	12	241,521	667,373	189,922
Interest expense	10,11,12	125,904	168,467	83,705
Gain on debt settlement		–	(106,360)	–
(Gain) loss on change in fair value of warrant liability	13	(1,598,425)	8,435	–
Gain on change in fair value of conversion feature	12	(890,136)	–	–
Impairment of equipment			–	14,500
Impairment of intangible assets	7	64,200	–	64,800
Impairment of assets held for sale	8	57,072	–	–
Shares issued for compensation	14, 20	477,180	65,722	–
Shares issued for restructuring	14	216,873	–	–
Shares issued for services	14	560,980	–	56,000
Other		–	–	18,176
		(2,575,921)	(2,197,479)	(1,121,863)
Changes in working capital:
Accounts receivable		847	1,155	5,316
Prepaid expenses		(5,463)	(20,512)	(3,500)
Accounts payable and accrued liabilities	9	(255,173)	629,076	596,220
Net cash used in operating activities		(2,835,710)	(1,587,760)	(523,827)

Investing activities
Acquisition of property and equipment	6	(100,227)	(31,598)	–
Net cash used in investing activities		(100,227)	(31,598)	–

Financing activities
Proceeds from issue of shares	14	2,092,295	116,522	191,700
Advance of notes payable	10	495,449	399,985	–
Repayment of notes payable	10	–	(31,000)	–
Repayment of secured loan		–	–	(12,600)
Advance of convertible debentures payable	12	442,437	1,180,314	275,000
Proceeds from share subscriptions	13	61,167	–	120,000
Cash acquired in the Transaction	5	13,000	–	–
Repayment to related party	20	(3,595)	(58,765)	–
Bank indebtedness		(7,148)	7,148	(52,025)
Net cash provided by financing activities		3,093,604	1,614,204	522,075
Increase (decrease) in cash		157,668	(5,154)	(1,752)
Cash, beginning of year		–	5,154	6,906
Cash, end of year		157,668	–	5,154

Supplemental disclosure with respect to cash flows (note 18)

The accompanying notes are an integral part of these consolidated financial statements.

EMPOWER CLINICS INC. (formerly Adira Energy Ltd.)

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS

For the years ended December 31, 2018, 2017, 2016

(in United States dollars, except share numbers and per share amounts)

NOTE 1: NATURE OF OPERATIONS AND GOING CONCERN

Empower Clinics Inc. (“Empower” or the “Company”) was incorporated under the laws of the Province of British Columbia on April 28, 2015. The Company is a leading owner and operator of medical cannabis certification clinics and developer of hemp-derived CBD products in the US, focused on enabling individuals to improve and protect their health. This business is conducted through Empower’s wholly-owned Nevada, USA subsidiary, SMAART Holdings Corp., which in turn owns the following subsidiaries:

i.	Empower Healthcare Corporation (“EHC”) is an Oregon based company that, through its clinics in Oregon, and Washington State, provides physician services to patients in those states. EHC acquired the assets of Presto Quality Care Corporation (“Presto”) on June 12, 2015 and acquired the operations of Presto on July 12, 2015.

ii.	SMAART Inc. is an Oregon based company that does not have an active business.

iii.	The Hemp and Cannabis Company (“THCC Oregon”) and The Hemp and Cannabis Company Access Points Oregon (“THCF Access Points Oregon”), These are Oregon based companies that do not have active businesses.

iv.	The Hemp and Cannabis Company (“THCC Washington”) and The Hemp and Cannabis Company Access Points Washington (“THCF Access Points Washington”), are Washington based companies that do not have active businesses.

v.	CanMed Solutions Inc., is an Oregon based company that was incorporated on January 27, 2017. The Company does not have an active business.

The registered office of the Company is located at Suite 918 1030 West Georgia Street, Vancouver, British Columbia, Canada, V6C 1G8. The Company’s U.S. headquarters are at 105 SE 18th Avenue, Portland, Oregon.

Reverse takeover

On April 23, 2018, the Company completed its previously disclosed reverse takeover transaction (“RTO”) of Adira Energy Ltd. (note 5). Following the RTO, on April 30, 2018 the Company listed on the Canadian Securities Exchange (the “CSE”) under ticker symbol “EPW” then subsequently changed its ticker symbol on April 10, 2019 to “CBDT”, on the OTC, part of the OTC Markets Group, under the ticker “EPWCF” and on the Frankfurt Stock Exchange under the ticker “8EC”. On closing of the RTO, the Company’s name was changed from Adira Energy Ltd to Empower Clinics Inc.

Share consolidation

On April 19, 2018, in anticipation of the completion of the RTO, Adira filed articles of amendment to complete an approved share consolidation of the Adira’s issued and outstanding common shares on the basis of 6.726254 pre-consolidated common shares for one post-consolidated common share. The share consolidation affects all issued and outstanding common shares, options and warrants. All information relating to basic and diluted earnings per share, issued and outstanding common shares (note 14(a)), share options (note 14(b)) and warrants (note 13), and per share amounts in these consolidated financial statements have been adjusted retrospectively to reflect the share consolidation.

Going concern

At December 31, 2018, the Company had a working capital deficiency of $3,070,900 (December 31, 2017 - $5,278,030), has not yet achieved profitable operations, has accumulated deficit of $9,369,941 (December 31, 2017 - $5,580,023). The Company has limited revenues and the ability of the Company to ensure continuing operations is dependent on the Company’s ability to raise sufficient funds to finance development activities and expand sales. These circumstances represent a material uncertainty that cast substantial doubt on the Company’s ability to continue as a going concern and ultimately the appropriateness of the use of accounting principles applicable to a going concern. These consolidated financial statements have been prepared using accounting principles applicable to a going concern and do not reflect adjustments, which could be material, to the carrying values of the assets and liabilities. See note 23 for events after the reporting period.

EMPOWER CLINICS INC. (formerly Adira Energy Ltd.)

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS

For the years ended December 31, 2018, 2017, 2016

(in United States dollars, except share numbers and per share amounts)

NOTE 2: BASIS OF PREPARATION

a)	Statement of compliance

These consolidated financial statements of Company have been prepared in accordance with International Financial Reporting Standards ("IFRS") as issued by the International Accounting Standards Board (“IASB”) and interpretations issued by the International Reporting Interpretation Committee (“IFRIC”) for all periods presented. These consolidated financial statements were approved by the Board of Directors and authorized for issue on June 3, 2019.

b)	Basis of presentation

The consolidated financial statements have been prepared using the historical cost basis, except for certain financial assets and liabilities which are measured at fair value, as specified by IFRS for each type of asset, liability, income and expense as set out in the accounting policies below.

c)	Functional and presentation currency

The consolidated financial statements are presented in United States (“US”) dollars, except as otherwise noted, which is the functional currency of the Company and each of the Company’s subsidiaries. References to C$ are to Canadian dollars.

d)	Judgements

The critical judgements that the Company’s management has made in the application of the accounting policies presented in note 3 that have the most significant effect on the amounts recognized in these consolidated financial statements are as follows:

i.	Functional currency

The functional currency for each of the Company’s subsidiaries is the currency of the primary economic environment in which the respective entity operates; the Company has determined the functional currency of each entity to be the US dollar. Such determination involves certain judgements to identify the primary economic environment. The Company reconsiders the functional currency of its subsidiaries if there is a change in events and/or conditions which determine the primary economic environment.

ii.	Assessment of indicators of impairment

At the end of each reporting period, the Company assesses whether there are any indicators, from external and internal sources of information, that an asset or cash generating unit (“CGU”) may be impaired, thereby requiring adjustment to the carrying value. The Company identified the sustained decrease in market capitalization as an indicator of impairment during the year ended December 31, 2018. As a result of these impairment indicators, the Company assessed the intangible assets and assets held for sale CGUs for impairment and concluded the recoverable value of each CGU was less than its carrying value and an impairment loss was recognized on intangible assets and assets held for sale.

iii.	Revenue recognition as a result of adopting IFRS 15

a.	Determination of performance obligations

The Company applied judgement to determine if a good or service that is promised to a customer is distinct based on whether the customer can benefit from the good or service on its own or together with other readily available resources and whether the good or service is separately identifiable. Based on these criteria, the Company determined the primary performance obligation relating to its sales contracts is the delivery of the medical services.

EMPOWER CLINICS INC. (formerly Adira Energy Ltd.)

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS

For the years ended December 31, 2018, 2017, 2016

(in United States dollars, except share numbers and per share amounts)

NOTE 2: BASIS OF PREPARATION (continued)

b.	Transfer of control

Judgement is required to determine when transfer of control occurs relating to the medical services to its customers. Management based its assessment on a number of indicators of control, which include, but are not limited to whether the Company has present right of payment, and whether the physical possession of the goods, significant risks and rewards and legal title have been transferred to the customer.

e)	Significant estimates and assumptions

The preparation of the Company’s consolidated financial statements in conformity with IFRS requires management to make estimates based on assumptions about future events that affect the reported amounts of assets and liabilities and disclosures of contingent assets and liabilities at the date of the financial statements and the reported amounts of revenues and expenses during the reporting period.

The estimates and associated assumptions are based on historical experience and various other factors that are believed to be reasonable under the circumstances, the results of which form the basis of making the judgements about carrying values of assets and liabilities that are not readily apparent from other sources. Actual results could differ from those estimates.

The estimates and underlying assumptions are reviewed on an ongoing basis. Revisions to accounting estimates are recognized prospectively in the period in which the estimate is revised.

Areas that require significant estimates and assumptions as the basis for determining the stated amounts include, but are not limited to, the following:

i.	Current and deferred taxes (note 17)

The Company’s provision for income taxes is estimated based on the expected annual effective tax rates (and tax laws) that have been enacted or substantively enacted by the end of the reporting period. The current and deferred components of income taxes are estimated based on forecasted movements in temporary differences. Changes to the expected annual effective tax rate and differences between the actual and expected effective tax rate and between actual and forecasted movements in temporary differences will result in adjustments to the Company’s provision for income taxes in the period changes are made and/or differences are identified.

In assessing the probability of realizing income tax assets recognized, management makes estimates related to expectations of future taxable income, applicable tax planning opportunities, expected timing of reversals of existing temporary differences and the likelihood that tax positions taken will be sustained upon examination by applicable tax authorities. In making its assessments, management gives additional weight to positive and negative evidence that can be objectively verified. Estimates of future taxable income are based on forecasted cash flows from operations and the application of existing tax laws in each jurisdiction. Forecasted cash flows from operations are based on patient visits, which are internally developed and reviewed by management. Weight is attached to tax planning opportunities that are within the Company’s control, and are feasible and implementable without significant obstacles.

The likelihood that tax positions taken will be sustained upon examination by applicable tax authorities is assessed based on individual facts and circumstances of the relevant tax position evaluated in light of all available evidence.

EMPOWER CLINICS INC. (formerly Adira Energy Ltd.)

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS

For the years ended December 31, 2018, 2017, 2016

(in United States dollars, except share numbers and per share amounts)

NOTE 2: BASIS OF PREPARATION (continued)

i.	Equity-settled share-based payments (note 14)

Share-based payments are measured at fair value. Options and warrants are measured using the Black-Scholes option pricing model based on estimated fair values of all share-based awards at the date of grant and are expensed to earnings or loss from operations over each award’s vesting period. The Black-Scholes option pricing model utilizes subjective assumptions such as expected price volatility and expected life of the option. Changes in these input assumptions can significantly affect the fair value estimate.

ii.	Contingencies (note 22)

Due to the nature of the Company’s operations, various legal and tax matters can arise from time to time. In the event that management’s estimate of the future resolution of these matters’ changes, the Company will recognize the effects of the changes in its consolidated financial statements for the period in which such changes occur.

f)	Reclassification of prior year amounts

The Company has reclassified certain immaterial items on the comparative consolidated statements of loss and comprehensive loss to improve clarity.

NOTE 3: SIGNIFICANT ACCOUNTING POLICIES

New and amended IFRS standards that are effective for the year ended December 31, 2018

i.	Financial instruments

On January 1, 2018, the Company adopted IFRS 9 - Financial Instruments ("IFRS 9") which replaced IAS 39 - Financial Instruments: Recognition and Measurement (“IAS 39”). IFRS 9 provides a revised model for recognition and measurement of financial instruments and a single, forward-looking 'expected loss' impairment model. IFRS 9 also includes significant changes to hedge accounting. The standard is effective for annual periods beginning on or after January 1, 2018. The Company adopted the standard using the modified retrospective approach. IFRS 9 did not impact the Company's classification and measurement of financial assets and liabilities. The standard also had negligible impact on the carrying amounts of the Company’s financial instruments at the transition date.

The following summarizes the significant changes in IFRS 9 compared to the current standard:

•	IFRS 9 uses a single approach to determine whether a financial asset is classified and measured at amortized cost or fair value. The classification and measurement of financial assets is based on the Company's business models for managing its financial assets and whether the contractual cash flows represent solely payments for principal and interest. Most of the requirements in IAS 39 for classification and measurement of financial liabilities were carried forward in IFRS 9. The change did not impact the carrying amounts of any of the Company’s financial assets on transition date.

•	The adoption of the new "expected credit loss" impairment model under IFRS 9, as opposed to an incurred credit loss model under IAS 39, had a negligible impact on the carrying amounts of the Company’s financial assets on the transition date given the Company transacts exclusively with large established commodity trading firms and other organizations with strong credit ratings and the negligible historical level of customer default.

EMPOWER CLINICS INC. (formerly Adira Energy Ltd.)

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS

For the years ended December 31, 2018, 2017, 2016

(in United States dollars, except share numbers and per share amounts)

NOTE 3: SIGNIFICANT ACCOUNTING POLICIES (continued)

•	The new general hedge accounting requirements retain the three types of hedge accounting mechanisms previously available under IAS 39. Under IFRS 9, greater flexibility has been introduced to the types of transactions eligible for hedge accounting, specifically broadening the types of instruments that qualify for hedging instruments and the types of risk components of non-financial items that are eligible for hedge accounting. In addition, the effectiveness test has been replaced with the principle of an "economic relationship". Retrospective assessment of hedge effectiveness is also no longer required. Enhanced disclosure requirements about an entity's risk management activities have also been introduced. The Company had not designated any of its financial instruments as hedges as at December 31, 2018 and 2017, or upon adoption of IFRS 9.

ii.	Revenue recognition

On January 1, 2018, the Company adopted IFRS 15 - Revenue from Contracts with Customers ("IFRS 15") which supersedes IAS 18 - Revenue ("IAS 18"). IFRS 15 establishes a single five-step model framework for determining the nature, amount, timing and uncertainty of revenue and cash flows arising from a contract with a customer. The standard is effective for annual periods beginning on or after January 1, 2018. The Company adopted the standard on January 1, 2018, using the full retrospective approach without applying any practical expedients.

IFRS 15 requires entities to recognize revenue when ‘control’ of goods or services transfers to the customer whereas the previous standard, IAS 18, required entities to recognize revenue when the ‘risks and rewards’ of the goods or services transfer to the customer. The Company concluded there is no change in the timing of revenue recognition of its patient revenue under IFRS 15 compared to the previous standard as the point of transfer of risks and rewards of goods and services and transfer of control occur at the same time. As such, no adjustment was required to the Company's financial statements.

Additionally, IFRS 15 requires entities to apportion the transaction price attributable to contracts from customers to distinct performance obligations on a relative standalone selling price basis. The Company has evaluated its sales agreements and concluded the delivery of patient services is the only performance obligation in the contracts and accordingly there was no change in the amount or timing of revenue recognition under the new standard.

iii.	Other narrow scope amendments/interpretations

The Company has adopted amendments to IFRS 2 - Share Based Payments and IFRIC 22 - Foreign Currency Transactions and Advance Consideration, which did not have an impact on the Company's consolidated financial statements.

The significant accounting policies used in the preparation of these consolidated financial statements are as follows:

a)	Basis of consolidation

These consolidated financial statements include the accounts of the Company and its wholly-owned subsidiaries disclosed in note 1. All inter-company balances, transactions, revenues and expenses have been eliminated on consolidation.

On April 16, 2018, the Company completed a reverse takeover transaction with Adira Energy Ltd. The transaction was structured as a series of transactions, including a Canadian three-cornered amalgamation transaction as explained further in note 5. As a result of these reorganizations described above, the accompanying consolidated financial statements include the accounts of the Company and its wholly-owned subsidiaries.

Control exists where the parent entity has power over the investee and is exposed, or has rights, to variable returns from its involvement with the investee and has the ability to affect those returns through its power over the investee. Subsidiaries are included in the consolidated financial statements from the date control commences until the date control ceases.

EMPOWER CLINICS INC. (formerly Adira Energy Ltd.)

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS

For the years ended December 31, 2018, 2017, 2016

(in United States dollars, except share numbers and per share amounts)

NOTE 3: SIGNIFICANT ACCOUNTING POLICIES (continued)

b)	Foreign currency translation

In preparing the financial statements of each individual group entity, transactions in currencies other than the entity's functional currency (“foreign currencies”) are translated at the rates of exchange prevailing at the dates of the transactions. At the end of each reporting period, monetary assets and liabilities denominated in foreign currencies are translated at the exchange rates prevailing at that date. Exchange gains and losses are recognized on a net basis in earnings or loss from operations for the period.

c)	Cash

Cash consists of cash at banks and on hand.

d)	Property and equipment

Equipment is measured at cost less accumulated depreciation and impairment losses. Cost includes the purchase price, any costs directly attributable to bringing equipment to the location and condition necessary for it to be capable of operating in the manner intended by management and the estimated site reclamation and closure costs associated with removing the asset, and, where applicable, borrowing costs.

Upon sale or abandonment of any equipment, the cost and related accumulated depreciation and impairment losses are written off and any gains or losses thereon are recognized in profit or loss for the period. When the parts of an item of equipment have different useful lives, they are accounted for as separate items (major components) of equipment.

The cost of replacing or overhauling a component of an item of equipment is recognized in the carrying amount of the item if it is probable that the future economic benefits embodied within the component will flow to the Company and its cost can be measured reliably. The carrying amount of the replaced component is derecognized. Maintenance and repairs of a routine nature are charged to profit or loss as incurred.

e)	Intangible assets

Intangible assets are stated at cost less accumulated depreciation and impairment losses. Cost includes the purchase price, any costs directly attributable to bringing the intangible asset to the condition necessary for it to be capable of operating in the manner intended by management and, where applicable, borrowing costs.

Upon sale or abandonment of any intangible asset, the cost and related accumulated depreciation and impairment losses are written off and any gains or losses thereon are recognized in profit or loss for the period.

f)	Depreciation

Depreciation is provided using the straight-line basis over the following terms:

Building	15 years
Equipment	3 years
Furniture	5 years
Computer software and equipment	3 years
Office furniture and equipment	3 years
Patient records	5 years
Trademarks	5 years
Domain names	5 years
Management software	5 years

EMPOWER CLINICS INC. (formerly Adira Energy Ltd.)

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS

For the years ended December 31, 2018, 2017, 2016

(in United States dollars, except share numbers and per share amounts)

NOTE 3: SIGNIFICANT ACCOUNTING POLICIES (continued)

As at December 31, 2018, tenant improvements were not available for use and therefore no amortization has been taken.

Depreciation commences on the date the asset is available for use. An asset’s residual value, useful life and amortization method are reviewed at each financial year end and adjusted if appropriate. When parts of an item of equipment have different useful lives, they are accounted for as separate items (major components) of equipment. Gains and losses on disposal of an item of equipment are determined by comparing the proceeds from disposal with the carrying amount of the equipment and are recognized in profit or loss.

g)	Assets held for sale

Non-current assets, or disposal groups comprising assets and liabilities, are classified as held for sale if it is highly probable that they will be recovered primarily through sale rather than through continuing use. Such assets, or disposal groups, are

h)	Provisions

A provision is recognized if, as a result of a past event, the Company has a present legal or constructive obligation that can be estimated reliably, and it is probable that an outflow of economic benefits will be required to settle the obligation.

Constructive obligations are obligations that derive from the Company’s actions where:

•	by an established pattern of past practice, published policies or a sufficiently specific current statement, the Company has indicated to other parties that it will accept certain responsibilities; and,
•	as a result, the Company has created a valid expectation on the part of those other parties that it will discharge those responsibilities.

Provisions are reviewed at the end of each reporting period and adjusted to reflect management’s current best estimate of the expenditure required to settle the present obligation at the end of the reporting period. If it is no longer probable that an outflow of resources embodying economic benefits will be required to settle the obligation, the provision is reversed.

Provisions are reduced by actual expenditures for which the provision was originally recognized. Provisions are determined by discounting the expected future cash flows at a pre-tax rate that reflects the current market assessments of the time value of money and the risks specific to the liability. The accretion of the discount is charged to profit or loss for the period.

i)	Convertible debentures

The convertible debentures were determined to be compound instruments, comprising liability and equity (common shares and warrants). As the debentures are convertible into common shares, the liability and equity components are presented separately. The initial carrying amount of the equity component of the convertible debentures is determined by using the Black-Scholes option pricing model to estimate the fair value the equity component at the grant date. Using the residual method, the carrying amount of the financial liability component is the difference between the principal amount and the initial carrying value of the equity component. The equity component, and any associated warrants recognized on conversion of the convertible debenture are recorded in reserves on the statement of financial position. The debentures, net of the equity components are accreted using the effective interest rate method over the term of the debentures, such that the carrying amount of the financial liability will equal the principal balance at maturity.

j)	Share-based payments

Certain employees and directors of the Company receive a portion of their remuneration in the form of share options. The fair value of the share options, determined at the date of the grant, is charged to profit or loss, with an offsetting credit to share-based payment reserve, over the vesting period. If and when the share options are exercised, the applicable original amounts of share-based payment reserve are transferred to issued capital.

EMPOWER CLINICS INC. (formerly Adira Energy Ltd.)

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS

For the years ended December 31, 2018, 2017, 2016

(in United States dollars, except share numbers and per share amounts)

NOTE 3: SIGNIFICANT ACCOUNTING POLICIES (continued)

The fair value of a share-based payment is determined at the date of the grant. The estimated fair value of share options is measured using the Black-Scholes option pricing model. The Black-Scholes option pricing model requires the input of subjective assumptions, including the expected term of the option and share price volatility. The expected term of options granted is determined based on historical data on the average hold period before exercise, expiry or cancellation. Expected volatility is estimated with reference to the historical volatility of the share price of the Company.

These estimates involve inherent uncertainties and the application of management’s judgement. The costs of share-based payments are recognized over the vesting period of the option. The total amount recognized as an expense is adjusted to reflect the number of options expected to vest at each reporting date. At each reporting date prior to vesting, the cumulative compensation expense representing the extent to which the vesting period has passed and management’s best estimate of the share options that are ultimately expected to vest is computed. The movement in cumulative expense is recognized in profit or loss with a corresponding entry to share-based payment reserve.

Share-based payments to non-employees are measured at the fair value of the goods or services received or the fair value of the equity instruments issued if it is determined that the fair value of the goods or services cannot be reliably measured and are recorded at the date the goods or services are received.

No expense is recognized for share options that do not ultimately vest. Charges for share options that are forfeited before vesting are reversed from share-based payment reserve and credited to profit or loss. For those share options that expire unexercised after vesting, the recorded value remains in share-based payment reserve.

k)	Share purchase warrants

Share purchase warrants are classified as a derivative liability under the principles of IFRS 9 - Financial Instruments. As the exercise price of the share purchase warrant is fixed in Canadian dollars and the functional currency of the Company is the US dollar, the share purchase warrants are considered a derivative liability in accordance with IAS 32 - Financial Instruments: Presentation as a variable amount of cash in the Company’s functional currency will be received upon exercise.

These types of share purchase warrants are recognized at fair value using the Black-Scholes option pricing model or the listed trading price at the date of issue. Share purchase warrants are initially recorded as a liability at fair value with any subsequent changes in fair value recognized in profit or loss.

Upon exercise of the share purchase warrants with exercise prices in a currency other than the Company’s functional currency, the share purchase warrants are revalued at the date of exercise and the total fair value of the exercised share purchase warrants is reallocated to equity. The proceeds generated from the payment of the exercise price are also allocated to equity.

l)	Issued capital

Common shares are classified as equity. Incremental costs directly attributable to the issue of common shares and share options are recognized as a deduction from equity. Share issue costs incurred in advance of share subscriptions are recorded as non-current deferred assets. Share issue costs related to uncompleted share subscriptions are expensed in the period they are incurred.

The Company records proceeds from share issuances net of issue costs and any tax effects. Common shares issued for non-monetary consideration are recorded at their fair market value based upon the trading price of the Company’s shares on the Canadian Securities Exchange on the date of the agreement to issue the shares or the date of share issuance, whichever is more appropriate.

EMPOWER CLINICS INC. (formerly Adira Energy Ltd.)

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS

For the years ended December 31, 2018, 2017, 2016

(in United States dollars, except share numbers and per share amounts)

NOTE 3: SIGNIFICANT ACCOUNTING POLICIES (continued)

The proceeds from the issue of units is allocated between common shares and common share purchase warrants on a prorated basis on relative fair values as follows: the fair value of common shares is based on the market close on the date the units are issued; and the fair value of the common share purchase warrants is determined using the Black-Scholes pricing model.

m)	Financial Instruments

Implementation

In July 2014, the IASB issued the final version of IFRS 9 to replace IAS 39, Financial Instruments: Recognition and Measurement. IFRS 9 provides a revised model for recognition and measurement of financial instruments and a single, forward looking “expected loss” impairment model. IFRS 9 also includes a substantially reformed approach to hedge accounting. The standard is effective for annual periods beginning on or after January 1, 2018, with early adoption permitted.

As a result of the adoption of IFRS 9, the Company has changed its accounting policy for financial instruments retrospectively, for financial instruments that were recognized at the date of application, which was January 1, 2018. The change did not impact the carry value of any financial instruments on this date.

In implementing IFRS 9, the Company updated the financial instruments classification within its accounting policy. The following table shows the original classification under IAS 39 and the new classification under IFRS 9:

Financial assets and	Original classification	New classification
and liabilities	under IAS 39	under IFRS 9
Cash	Loans and receivables	Financial assets at amortized cost
Trade receivables	Loans and receivables	Financial assets at amortized cost
Accounts payable	Other financial liabilities	Financial liabilities at amortized cost
Long-term debt	Other financial liabilities	Financial liabilities at amortized cost

The Company recognizes financial assets and liabilities on its consolidated statement of financial position when it becomes a party to the contract creating the asset or liability. On initial recognition, all financial assets and liabilities are recorded by the Company at fair value, net of attributable transaction costs, except for financial assets and liabilities classified as FVTPL for which transaction costs are expensed in the period in which they are incurred.

n)	Financial assets

Classification of financial assets

Amortized cost:

Financial assets that meet the following conditions are measured subsequently at amortized cost:

•	The financial asset is held within a business model whose objective is to hold financial assets in order to collect contractual cash flows, and
•	The contractual terms of the financial asset give rise on specified dates to cash flows that are solely payments of principal and interest on the principal amount outstanding.

The amortized cost of a financial asset is the amount at which the financial asset is measured at initial recognition minus the principal repayments, plus the cumulative amortization using effective interest method of any difference between that initial amount and the maturity amount, adjusted for any loss allowance. Interest income is recognized using the effective interest method.

The Company has classified cash and trade receivables as amortized cost.

EMPOWER CLINICS INC. (formerly Adira Energy Ltd.)

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS

For the years ended December 31, 2018, 2017, 2016

(in United States dollars, except share numbers and per share amounts)

NOTE 3: SIGNIFICANT ACCOUNTING POLICIES (continued)

Fair value through other comprehensive income ("FVTOCI"):

Financial assets that meet the following conditions are measured at FVTOCI:

•	The financial asset is held within a business model whose objective is achieved by both collecting contractual cash flows and selling financial assets, and,
•	The contractual terms of the financial asset give rise on specified dates to cash flows that are solely payments of principal and interest on the principal amount outstanding.

The Company does not currently hold any financial instruments designated as FVTOCI.

Equity instruments designated as FVTOCI:

On initial recognition, the Company may make an irrevocable election (on an instrument-by-instrument basis) to designate investments in equity instruments that would otherwise be measured at fair value through profit or loss to present subsequent changes in fair value in other comprehensive income. Designation at FVTOCI is not permitted if the equity investment is held for trading or if it is contingent consideration recognized by an acquirer in a business combination. Investments in equity instruments at FVTOCI are initially measured at fair value plus transaction costs. Subsequently, they are measured at fair value with gains and losses arising from changes in fair value recognized in other OCI. The cumulative gain or loss is not reclassified to profit or loss on disposal of the equity instrument, instead, it is transferred to retained earnings.

The Company does not currently hold any equity instruments designated as FVTOCI.

Financial assets measured subsequently at fair value through profit or loss:

By default, all other financial assets are measured subsequently at FVTPL.

The Company, at initial recognition, may also irrevocably designate a financial asset as measured at FVTPL if doing so eliminates or significantly reduces a measurement or recognition inconsistency that would otherwise arise from measuring assets or liabilities or recognizing the gains and losses on them on different bases.

Financial assets measured at FVTPL are measured at fair value at the end of each reporting period, with any fair value gains or losses recognized in profit or loss to the extent they are not part of a designated hedging relationship. The Company's financial assets at FVTPL include the assets held for sale (note 8).

o)	Financial liabilities and equity

Debt and equity instruments are classified as either financial liabilities or as equity in accordance with the substance of the contractual arrangements and the definitions of a financial liability and an equity instrument.

An equity instrument is any contract that evidences a residual interest in the assets of the Company after deducting all its liabilities. Equity instruments issued by the Company are recognized at the proceeds received, net of direct issue costs. Repurchase of the Company’s own equity instruments is recognized and deducted directly in equity. No gain or loss is recognized in profit or loss on the purchase, sale, issue or cancellation of the Company’s own equity instruments.

Classification of financial liabilities

Financial liabilities that are not contingent consideration of an acquirer in a business combination, held for trading or designated as at FVTPL, are measured at amortized cost using effective interest method.

EMPOWER CLINICS INC. (formerly Adira Energy Ltd.)

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS

For the years ended December 31, 2018, 2017, 2016

(in United States dollars, except share numbers and per share amounts)

NOTE 3: SIGNIFICANT ACCOUNTING POLICIES (continued)

p)	Financial instruments designated as hedging instruments

The Company does not currently apply nor have a past practice of applying hedge accounting to financial instruments

q)	Impairment

The Company recognizes a loss allowance for expected credit losses on its financial assets. The amount of expected credit losses is updated at each reporting period to reflect changes in credit risk since initial recognition of the respective financial instruments.

r)	Impairment of non-financial assets

At each reporting date, the Company reviews the carrying amounts of its non-financial assets to determine whether there are any indications of impairment. If any such indication exists such as an increase in operating costs, a decrease in the number of patient visits or a change in foreign exchange rate, the recoverable amount of the asset is estimated in order to determine the extent of the impairment, if any. In determining the recoverable amount, the Company also considers the net carrying amount of the asset, the ongoing costs required to maintain and operate the asset, and the use, value and condition of the asset.

Where the asset does not generate cash inflows that are independent with other assets, the Company estimates the recoverable amount of the cash-generating unit (“CGU”) to which the asset belongs. A CGU is the smallest identifiable group of assets that generates cash inflows that are largely independent of the cash inflows from other assets or group of assets. This generally results in the Company evaluating its non-financial assets on a property by property basis.

The recoverable amount is determined as the higher of fair value less costs of disposal and the asset’s value in use. Fair value is determined with reference to discounted estimated future cash flow analysis or to recent transactions involving dispositions of similar properties. In assessing value in use, the estimated future cash flows are discounted to their present value.

The pre-tax discount rate applied to the estimated future cash flows measured on a value in use basis reflects current market assessments of the time value of money and the risks specific to the asset for which the future cash flow estimates have not been adjusted.

If the carrying amount of an asset or CGU exceeds its recoverable amount, the carrying amount of the asset or CGU is reduced to its recoverable amount. An impairment loss is recognized as a charge to profit or loss. Non-financial assets that have been impaired are tested for possible reversal of the impairment whenever events or changes in circumstance indicate that the impairment may have reversed.

Where an impairment subsequently reverses, the carrying amount of the asset or CGU is increased to the revised estimate of its recoverable amount, but only so that the increased carrying amount does not exceed the carrying amount that would have been determined (net of depletion and depreciation) had no impairment loss been recognized for the asset or CGU in prior periods. A reversal of impairment is recognized as a gain in profit or loss.

s)	Taxes

i.	Current tax expense

Current tax is the expected tax payable or receivable on the taxable earnings or loss for the period.

Current tax for each taxable entity in the Company is based on the local taxable income at the local statutory tax rate enacted or substantively enacted at the reporting date, and includes adjustments to tax payable or recoverable in respect of previous periods.

EMPOWER CLINICS INC. (formerly Adira Energy Ltd.)

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS

For the years ended December 31, 2018, 2017, 2016

(in United States dollars, except share numbers and per share amounts)

NOTE 3: SIGNIFICANT ACCOUNTING POLICIES (continued)

ii.	Deferred tax expense

Deferred tax is accounted for using the balance sheet liability method, providing for the tax effect of temporary differences between the carrying amount of assets and liabilities for financial reporting purposes and their respective tax bases.

Deferred tax liabilities are recognized for all taxable temporary differences except where the deferred tax liability arises from the initial recognition of goodwill, or the initial recognition of an asset or liability in a transaction that is not a business combination and, at the time of the transaction, affects neither the accounting earnings nor taxable earnings or loss.

Deferred tax assets are recognized for all deductible temporary differences, carry forwards of unused tax losses and tax credits, to the extent that it is probable that taxable earnings will be available against which the deductible temporary differences, and the carry forward of unused tax losses can be utilized, except where the deferred tax asset related to the deductible temporary difference arises from the initial recognition of an asset or liability in a transaction that is not a business combination and, at the time of the transaction, affects neither the accounting earnings nor taxable earnings or loss.

The carrying amounts of deferred tax assets are reviewed at each reporting date and are adjusted to the extent that it is no longer probable that sufficient taxable earnings will be available to allow all or part of the asset to be utilized. To the extent that an asset not previously recognized fulfills the criteria for recognition, a deferred tax asset is recorded.

Deferred tax is measured on an undiscounted basis using the tax rates that are expected to apply in the period when the liability is settled or the asset is realized, based on tax rates and tax laws enacted or substantially enacted at the reporting date. Current and deferred tax relating to items recognized directly in equity are recognized in equity and not in earnings or loss.

t)	Earnings (loss) per share

Basic earnings (loss) per share (“EPS”) is calculated by dividing the income (loss) and comprehensive income (loss) of the Company by the basic weighted average number of common shares outstanding during the period.

For purposes of calculating diluted EPS, the proceeds from the potential exercise of dilutive share options and share purchase warrants with exercise prices that are below the average market price of the underlying shares are assumed to be used in purchasing the Company’s common shares at their average market price for the period. Share options and share purchase warrants are included in the calculation of diluted EPS only to the extent that the market price of the common shares exceeds the exercise price of the share options or share purchase warrants except where such conversion would be anti-dilutive.

u)	Revenue recognition

Revenue is measured at the fair value of the consideration received or receivable, and represents amounts receivable for services rendered, stated net of discounts. The Company recognizes revenue when the amount of revenue can be reliably measured, when it is probable that future economic benefits will flow to the Company, and when specific criteria have been met for each of the Company's activities, as described below. The Company recognizes revenue from the rendering of patient services in the accounting period in which the physician’s services are rendered.

v)	Related party transactions

Parties are considered to be related if one party has the ability, directly or indirectly, to control the other party or exercise significant influence over the other party in making financial and operating decisions. Parties are also considered to be related if they are subject to common control or common significant influence, related parties may be individuals or corporate entities. A transaction is considered to be a related party transaction when there is a transfer of resources or obligations between related parties.

EMPOWER CLINICS INC. (formerly Adira Energy Ltd.)

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS

For the years ended December 31, 2018, 2017, 2016

(in United States dollars, except share numbers and per share amounts)

NOTE 4: RECENT ACCOUNTING PRONOUNCEMENTS

Certain pronouncements were issued by the International Accounting Standards Board (“IASB”) or the IFRS Interpretations Committee (“IFRIC”) that are mandatory for accounting periods after December 31, 2018. Pronouncements that are not applicable to the Company have been excluded from this note.

The following pronouncements have been issued but are not yet effective:

i.	In January 2016, the IASB published a new accounting standard, IFRS 16 - Leases ("IFRS 16") which supersedes IAS 17 - Leases. IFRS 16 specifies how to recognize, measure, present and disclose leases. The standard provides a single lessee accounting model, requiring the recognition of assets and liabilities for all leases, unless the lease term is 12 months or less or the underlying asset has a low value. The standard is effective for annual periods beginning on or after January 1, 2019, with early adoption permitted if IFRS 15 has also been applied. The Company will adopt IFRS 16 effective January 1, 2019.

Upon the adoption of IFRS 16, the Company expects to record a material balance of right of use assets and associated lease liabilities related to leases with a term of 12 months or more previously classified as operating leases on the consolidated statements of financial position at January 1, 2019. Due to the recognition of additional lease assets and liabilities, a higher amount of depreciation expense and interest expense on lease assets and liabilities, respectively, will be recorded under IFRS 16 compared to the current standard. Additionally, a corresponding reduction in production costs is expected. Lastly, the Company expects a positive impact on operating cash flows with a corresponding increase in financing cash outflows under IFRS 16. The Company has not quantified these impacts. The Company is currently evaluating the impact of applying IFRS

NOTE 5: THE TRANSACTION

On April 23, 2018, S.M.A.A.R.T Holdings Inc (“SMAART”) completed the acquisition with Adira Energy Ltd. (“Adira”), pursuant to which SMAART amalgamated with 1149770 B.C. Ltd., a wholly-owned subsidiary of Adira, to form Empower Healthcare Corporation, resulting in the indirect acquisition by SMAART of all of the issued and outstanding securities of Adira (the “Transaction”). This resulted in a reverse takeover of Adira by the shareholders of Empower Healthcare Corporation.

In connection with the Transaction completed on April 16, 2018, the Company changed its name from “Adira Energy Ltd.” to “Empower Clinics Inc.” and consolidated its existing common shares on the basis of one common share for each 6.726254 existing common shares of the Company.

At the time of the Transaction, Adira did not constitute a business as defined under IFRS 3; therefore, the Transaction was accounted for under IFRS 2, where the difference between the consideration given to acquire Adira and the net asset value of Adira was recorded as a listing fee expense to net loss. As Empower Healthcare Corporation was deemed to be the acquirer for accounting purposes, these consolidated financial statements present the historical financial information of Adira up to the date of the Transaction.

Consideration - shares	$614,415
Legal and professional fees relating to the Transaction	365,871
Net liabilities acquired	328,522
Listing fee	$1,308,808

Fair value of the net assets (liabilities) of Adira
Cash	$13,000
Accounts payable and accrued liabilities	(341,522)
$(328,522)

The fair value of 2,544,075 issued common shares of the Company was estimated using C$0.31 ($0.24) per share.

EMPOWER CLINICS INC. (formerly Adira Energy Ltd.)

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS

For the years ended December 31, 2018, 2017, 2016

(in United States dollars, except share numbers and per share amounts)

NOTE 6: PROPERTY AND EQUIPMENT

The Company operates clinics in Oregon and Washington State. A continuity of property and equipment for the years ended December 31, 2018, 2017 and 2016 is as follows:

	Facilities	Land	Furniture and equipment	Tenant improvements	Total
Cost
Balance, December 31, 2015	$249,282	$146,822	$42,500	$–	$438,604
Transfer to assets held for sale	(70,297)	(119,703)	–	–	(190,000)
Disposals	(178,985)	(27,119)	(13,000)	–	(219,104)
Impairment loss	–	–	(14,500)	–	(14,500)
Balance, December 31, 2016	–	–	15,000	–	15,000
Expenditures	–	–	11,598	20,000	31,598
Balance, December 31, 2017	–	–	26,598	20,000	46,598
Expenditures	–	–	1,762	98,465	100,227
Balance, December 31, 2018	$–	$–	$28,360	$118,465	$146,825

	Facilities	Land	Furniture and equipment	Tenant improvements	Total
Accumulated amortization
Balance, December 31, 2015	$(8,309)	$–	$(6,917)	$–	$(15,226)
Amortization	(5,966)	–	(27,185)	–	(33,151)
Transfer to assets held for sale	2,343	–	–	–	2,343
Disposals	11,932	–	27,500	–	39,432
Balance, December 31, 2016	–	–	(6,602)	–	(6,602)
Amortization	–	–	(3,868)	–	(3,868)
Balance, December 31, 2017	–	–	(10,470)	–	(10,470)
Amortization	–	–	(9,295)	–	(9,295)
Balance, December 31, 2018	$–	$–	$(19,765)	$–	$(19,765)
Carrying amount
Balance, December 31, 2016	$–	$	$8,398	$–	$8,398
Balance, December 31, 2017	–	16,128	20,000	36,128
Balance, December 31, 2018	$–	$	$8,595	$118,465	$127,060

EMPOWER CLINICS INC. (formerly Adira Energy Ltd.)

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS

For the years ended December 31, 2018, 2017, 2016

(in United States dollars, except share numbers and per share amounts)

NOTE 7: INTANGIBLE ASSETS

	Patient records	Trademarks and domain names	Management software	Total
Cost
Balance, December 31, 2015	356,893	$141,000	$73,000	$570,893
Impairment loss	(64,800)	–	–	(64,800)
Balance, December 31, 2016	292,093	141,000	73,000	506,093
Expenditures	–	–	–	–
Balance, December 31, 2017	292,093	141,000	73,000	506,093
Impairment loss	–	(42,300)	(21,900)	(64,200)
Balance, December 31, 2018	292,093	$98,700	$51,100	$441,893

	Patient records	Trademarks and domain names	Management software	Total
Accumulated amortization
Balance, December 31, 2015	(35,690)	$(14,100)	$(7,300)	$(57,090)
Amortization	(56,703)	(28,200)	(14,600)	(99,503)
Balance, December 31, 2016	(92,393)	(42,300)	(21,900)	(156,593)
Amortization	(56,704)	(28,200)	(14,600)	(99,504)
Balance, December 31, 2017	(149,097)	(70,500)	(36,500)	(256,097)
Amortization	(71,379)	(28,200)	(14,600)	(114,179)
Balance, December 31, 2018	(220,476)	$(98,700)	$(51,100)	$(370,276)

	Patient records	Trademarks and domain names	Management software	Total
Carrying amount
Balance, December 31, 2016	199,700	$98,700	$51,100	$349,500
Balance, December 31, 2017	142,996	70,500	36,500	249,996
Balance, December 31, 2018	71,617	$–	$8,595	$71,617

During the year ended December 31, 2018, the Company recognized an impairment loss of $64,200 (year ended December 31, 2017 - $nil) in relation to trademarks, domain names and management software. During the year ended December 31, 2016, the Company recognized an impairment loss of $64,800 in relation to patient records.

EMPOWER CLINICS INC. (formerly Adira Energy Ltd.)

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS

For the years ended December 31, 2018, 2017, 2016

(in United States dollars, except share numbers and per share amounts)

NOTE 8: ASSETS HELD FOR SALE

At December 31, 2018, the Company has listed the facility and land in Portland, Oregon for sale. Prior to their classification as assets held for sale, the land and facility in Portland were reported under property and equipment (note 6). The assets held for sale are included at the lower of their carrying value and their fair market value. The fair market value was based on a sales agreement dated January 17, 2019 whereby the Company will receive net proceeds of $127,972 after selling costs (note 23). An impairment loss of $57,072 has been recognized to reduce the asset’s carrying value to its fair market value.

	Facility Portland	Land Portland	Total
Cost
Balance, December 31, 2015	$–	$–	$–
Transfer from property and equipment	70,297	119,703	190,000
Balance, December 31, 2016	70,297	119,703	190,000
Expenditures	–	–	–
Balance, December 31, 2017	70,297	119,703	190,000
Impairment loss	(20,151)	(36,921)	(57,072)
Balance, December 31, 2018	$50,146	$82,782	$132,928

	Facility Portland	Land Portland	Total
Accumulated amortization
Balance, December 31, 2015	$(2,343)	$–	$(2,343)
Amortization	(2,613)	–	(2,613)
Balance, December 31, 2016	(4,956)	–	(4,956)
Amortization	–	–	–
Balance, December 31, 2017 and 2018	(4,956)	–	(4,956)

	Faculty Portland	Land Portland	Total
Carrying amount
Balance, December 31, 2016	$65,341	$119,703	$185,044
Balance, December 31, 2017	65,341	119,703	185,044
Balance, December 31, 2018	$45,190	$82,782	$127,972

NOTE 9: ACCOUNTS PAYABLE AND ACCRUED LIABILITIES

	As of December 31,
	2018	2017
Trade payables and accrued liabilities	$1,274,885	$1,039,166
Payroll liabilities	280,007	410,389
	$1,554,892	$1,449,555

EMPOWER CLINICS INC. (formerly Adira Energy Ltd.)

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS

For the years ended December 31, 2018, 2017, 2016

(in United States dollars, except share numbers and per share amounts)

NOTE 10: NOTES PAYABLE

	As at December 31,
	2018	2017	2016
Balance, beginning of period	$404,370	87,016	$78,463
Converted to convertible debentures (a)	–	(62,131)	–
Repayment (b)	–	(31,000)	–
Issue of notes payable (c)(d)(e)(f)(g)	495,449	399,985	–
Converted to shares (c)(d)	(167,000)	–	–
Interest expense	27,896	10,500	8,553
Balance, end of period	760,715	404,370	87,016
Less: non-current portion of notes payable (g)	(150,271)	–	–
Current portion of notes payable	$610,444	404,370	$87,016

a)	During the year ended December 31, 2015, the Company issued three separate notes payable of $16,938 (C$20,000), $20,000 (C$23,615) and $21,173 (C$25,000) bearing interest at 6% per annum and repayable on demand. These notes payable were converted to convertible debentures during the period ended December 31, 2017 (note 12(e)).

b)	On November 6, 2015, the Company issued a $25,000 promissory note payable maturing 120 days from the date of issuance. Upon maturity, the promissory note payable will be repayable on demand and will bear interest at 1.5% compounding monthly. This promissory note payable and interest was repaid during the period ended December 31, 2017.

c)	On September 15, 2017, the Company issued promissory notes payable that could be drawn down for up to $150,000 and $75,000 maturing on December 31, 2017. During the period ended December 31, 2017, $232,985 and $117,000 had been drawn respectively. Upon maturity, the promissory note payable will be repayable on demand and will bear interest at 6% per annum. On October 23, 2018, the Company converted $117,000 of the debt plus $7,389 of interest into shares (note 14(a)).

d)	On December 29, 2017, the Company issued a $50,000 promissory note payable maturing on the date a go public transaction is completed. The unpaid principal of this promissory note payable shall not accrue interest, but rather shall convert into common shares of the Company at the maximum permissible discount allowed pursuant to the rules of the Canadian Securities Exchange. On April 23, 2018, as part of the Transaction, the debt was converted into units of the Company consisting of one common share and one share purchase warrant (note 14(a)).

e)	On February 5, 2018 and March 12, 2018, the Company issued promissory notes payable in the amounts of $55,000 and $150,000, respectively. Upon maturity, the promissory note payable will be repayable on demand and will bear interest at 6% per annum.

f)	On August 10, 2018 the Company issued a promissory note payable in the amount of $140,000. This promissory note payable will be repayable on demand and will bear interest at 7% per annum.

g)	On December 31, 2018 the Company issued a promissory note payable in the amount of C$205,000 ($150,449). This promissory note payable is due December 31, 2020 and will bear interest at 6% per annum

EMPOWER CLINICS INC. (formerly Adira Energy Ltd.)

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS

For the years ended December 31, 2018, 2017, 2016

(in United States dollars, except share numbers and per share amounts)

NOTE 11: SECURED LOAN PAYABLE

	As at December 31,
	2018	2017	2016
Principal	$550,000	$550,000	$550,000
Interest	167,460	126,849	88,537
	$717,460	$676,849	$638,537

On June 12, 2015, the Company, through its wholly owned subsidiary EHC, acquired all of the assets of Presto in consideration for the assumption by the Company of Presto’s liability to Bayview Equities Ltd (the “Secured Party”) in the amount of $550,000 plus accrued interest of $35,893. The liability is secured by a grant to the Secured Party of a security interest in all the assets of EHC. The liability bears interest at 6% per annum and is due upon demand.

NOTE 12: CONVERTIBLE DEBENTURES

Convertible debentures consist of the following:

	As at December 31,
	2018	2017	2016
Balance, beginning of period	$1,835,225	$468,329	$143,341
Proceeds from Issuance of convertible debentures (a)(b)(c)(d)(e)(f)(g)	442,437	1,621,791	101,124
Amount allocated to conversion option (g)(h)	(172,386)	(1,047,347)
Amount converted to units (a)(b)(c)(d)(e)(f)(g)	(2,129,728)	–	–
Interest expense	57,397	125,079	33,942
Accretion expense	241,521	667,373	189,922
	$274,466	$1,835,225	$468,329

During the year ended December 31, 2018, the Company recognized a $890,136 gain (2017 - $nil, 2016 - $nil) on revaluation of the convertible debentures.

a)	On March 1, 2017, the Company raised $1,010,314 through the issue of convertible debentures net of finder fees, expiring on March 1, 2018. The holder may at any time during the term of the convertible debenture convert all or part into units of the Company consisting of one common share and one share purchase warrant. Each warrant entitles the holder to acquire one common share at an exercise price equal to C$0.39 ($0.30). The fair value of the conversion feature at the grant date was estimated at $653,626 using the Black-Scholes option pricing model with the following assumptions: a one year expected average life, share price of $0.0056 (C$0.0075); 100% volatility; risk-free interest rate of 0.76%; and an expected dividend yield of 0%.

b)	On June 26, 2017, the Company raised $130,000 through the issue of convertible debentures, expiring on June 26, 2018. The holder may at any time during the term of the convertible debenture convert all or part into units of the Company consisting of one common share and one share purchase warrant. Each warrant entitles the holder to acquire one common share at an exercise price equal to C$0.39 ($0.30). The fair value of the conversion feature at the grant date was estimated at $82,332 using the Black-Scholes option pricing model with the following assumptions: a one year expected average life, share price of $0.0056 (C$0.0075); 100% volatility; risk-free interest rate of 0.76%; and an expected dividend yield of 0%.

EMPOWER CLINICS INC. (formerly Adira Energy Ltd.)

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS

For the years ended December 31, 2018, 2017, 2016

(in United States dollars, except share numbers and per share amounts)

NOTE 12: CONVERTIBLE DEBENTURES (continued)

c)	On July 31, 2017, the Company raised $115,000 through the issue of convertible debentures, expiring on July 31, 2018. The holder may at any time during the term of the convertible debenture convert all or part into units of the Company consisting of one common share and one share purchase warrant. Each warrant entitles the holder to acquire one common share at an exercise price equal to C$0.39 ($0.30). The fair value of the conversion feature at the grant date was estimated at $72,831 using the Black-Scholes option pricing model with the following assumptions: a one year expected average life, share price of $0.0056 (C$0.0075); 100% volatility; risk-free interest rate of 0.76%; and an expected dividend yield of 0%.

d)	On July 31, 2017, the Company converted accounts payable in the aggregate amount of $268,366 into convertible debentures expiring on July 31, 2018. The holder may at any time during the term of the convertible debenture convert all or part into units of the Company consisting of one common share and one share purchase warrant. Each warrant entitles the holder to acquire one common share at an exercise price equal to C$0.39 ($0.30). The fair value of the conversion feature at the grant date was estimated at $169,959 using the Black-Scholes option pricing model with the following assumptions: a one year expected average life, share price of $0.0056 (C$0.0075); 100% volatility; risk-free interest rate of 0.76%; and an expected dividend yield of 0%.

e)	On July 31, 2017, three outstanding notes payable in the aggregate amount of $58,111 were converted into convertible debentures expiring on July 31, 2018. The holder may at any time during the term of the convertible debenture convert all or part into units of the Company consisting of one common share and one share purchase warrant. Each warrant entitles the holder to acquire one common share at an exercise price equal to C$0.39 ($0.30). The fair value of the conversion feature at the grant date was estimated at $34,832 using the Black-Scholes option pricing model with the following assumptions: a one year expected average life, share price of $0.0056 (C$0.0075); 100% volatility; risk-free interest rate of 0.76%; and an expected dividend yield of 0%.

f)	On August 22, 2017, the Company raised $40,000 through the issue of convertible debentures, expiring on August 22, 2018. The holder may at any time during the term of the convertible debenture convert all or part into units of the Company consisting of one common share and one share purchase warrant. Each warrant entitles the holder to acquire one common share at an exercise price equal to C$0.39 ($0.30). The fair value of the conversion feature at the grant date was estimated at $25,332 using the Black-Scholes option pricing model with the following assumptions: a one year expected average life, share price of $0.0056 (C$0.0075); 100% volatility; risk-free interest rate of 0.76%; and an expected dividend yield of 0%.

g)	On September 27, 2018, the Company raised $442,437 (C$575,060) through the issue of convertible debentures, expiring on September 27, 2019. The holder may at any time during the term of the convertible debenture convert all or part into units of the Company consisting of one common share and one share purchase warrant. Each warrant entitles the holder to acquire one common share at an exercise price equal to $0.14 (C$0.19). The fair value of the conversion feature at the grant date was estimated at $172,386 using the Black-Scholes option pricing model with the following assumptions: a one year expected average life, share price of $0.14 (C$0.18); 100% volatility; risk-free interest rate of 1.66%; and an expected dividend yield of 0%. The conversion feature as at December 31, 2018 was valued at $22,565 using the Black Scholes option pricing model with the following assumptions: 0.75 year expected average life, share price of C$0.095; 100% volatility; risk-free interest rate of 1.85%; and an expected dividend yield of 0%. The gain on change in fair value of conversion feature of $146,201 has been recorded on the statement of loss and comprehensive loss.

h)	The conversion feature was not revalued at December 31, 2017 as the conversion price was dependent on completion of the Transaction. As a result of the Transaction, the fair value of the conversion options associated with the convertible debenture issuances during the year ended December 31, 2017 were deemed to be $nil as the convertible debentures outstanding on the date of the Transaction were all converted to common shares of the Company. Accordingly, the Company recognized a gain on change on change in fair value of conversion feature of $1,047,347 for the year ended December 31, 2018.

EMPOWER CLINICS INC. (formerly Adira Energy Ltd.)

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS

For the years ended December 31, 2018, 2017, 2016

(in United States dollars, except share numbers and per share amounts)

NOTE 13: WARRANT LIABILITY

					Warrants Outstanding as at December 31,
Issuance	Expiry Date	Exercise Price	Warrants issued	Common shares upon exercise	2018	2017
Convertible Debt Conversion (1)	April 23, 2020	C $0.39 $0.30	11,373,368	11,373,368	11,373,368	–
Note conversion (2)	April 23, 2020	C $0.39 $0.30	268,817	268,817	268,817	–
Shares issued (3)	June 11, 2019	C $0.36 $0.28	2,000,000	2,000,000	2,000,000	–
Note conversion (4)	October 22, 2019	C $0.36 $0.28	517,132	517,132	517,132	–
Shares issued (5)	October 22, 2019	C $0.36 $0.28	312,903	312,903	312,903	–
Convertible Debt Conversion (6)	December 14, 2020	C $0.36 $0.28	422,678	422,678	422,678	–
			14,894,898	14,894,898	14,894,898	–

The warrants are classified as a financial instrument under the principles of IFRS 9, as the exercise price is in Canadian dollars while the functional currency of the Company is the US dollar. Accordingly, warrants are remeasured to fair value at each reporting date with the change in fair value charged to change in fair value of warrant liability.

(1)	On April 23, 2018, as part of the Transaction, the Company converted convertible debentures and issued 11,373,368 share purchase warrants (note 14(a)).
(2)	On April 23, 2018, as part of the Transaction, the Company converted $50,000 of notes payable into 268,817 units; each consists of one common share and one common share purchase warrant (note 14(a)).
(3)	On June 11, 2018, the Company issued 2,000,000 units; each consists of one common share and one common share purchase warrant (note 14(a), note 23).
(4)	On October 23, 2018, the Company converted $122,030 of notes payable into 517,132 units; each consists of one common share and one common share purchase warrant (note 14(a)).
(5)	On October 23, 2018, the Company issued 312,903 units; each consists of one common share and one common share purchase warrant (note 14(a)).
(6)	On December 31, 2018, the Company issued 422,678 units; consisting of 422,678 common shares and 422,678 common share purchase warrants (note 14(a)).

EMPOWER CLINICS INC. (formerly Adira Energy Ltd.)

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS

For the years ended December 31, 2018, 2017, 2016

(in United States dollars, except share numbers and per share amounts)

NOTE 13: WARRANT LIABILITY (continued)

The total fair values of the warrants at their respective issue dates and December 31, 2018 are as follows:

	As at December 31,
	2018	2017
Balance, beginning of period	$–	$–
Convertible Debt Conversion (1)	1,317,916	–
Shares issued (1)	303,427	–
Note conversion (1)	83,254	–
Change in fair value of warrant liability (2)	(1,598,425)	–
Total warrant liability	106,172	–
Less: non-current portion	(101,698)	–
Current portion of warrant liability	$4,474	$–

During the year ended December 31, 2018, 2017 and 2016, the Company recognized the following gain on revaluation of the share purchase warrant liability:

	Years ended December 31,
	2018	2017	2016
Convertible Debt Conversion	1,247,038	$–	$–
Shares issued	300,798	–	–
Note conversion	50,589	–	–
	1,598,425	$–	$–

(1)	Fair value at issuance based on the following assumptions for the Black-Scholes option pricing:

Risk-free interest rate	1.80% - 2.25%
Expected life	1 - 2 years
Expected volatility	100.0%
Forfeiture rate	0.0%
Dividend rate	0.0%

(2)	Fair value at December 31, 2018 based on the following assumptions for the Black-Scholes option pricing:

Risk-free interest rate	1.85%
Expected life	0.44 - 1.96 years
Expected volatility	100.0%
Forfeiture rate	0.0%
Dividend rate	0.0%

EMPOWER CLINICS INC. (formerly Adira Energy Ltd.)

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS

For the years ended December 31, 2018, 2017, 2016

(in United States dollars, except share numbers and per share amounts)

NOTE 14: EQUITY

a)	Authorized share capital

•	Unlimited number of common shares without nominal or par value.

The Company had the following common share transactions during the year ended December 31, 2018:

•	On April 19, 2018, as part of the Transaction (note 5), the common shares of Adira were consolidated at a ratio of 20:1. In addition, the Company issued 2,544,075 common shares at a deemed price of C$0.31 ($0.24) per share for purchase consideration of $614,415.

•	On April 23, 2018, pursuant to the conversion of 11,373,368 units of convertible debentures with a face value of $2,089,495, the Company issued 11,373,368 common shares and 11,373,368 common share purchase warrants. Each warrant entitles the holder to acquire one common share at a price of $0.30 (C$0.39) per share for a period of two years following the closing date of the conversion (note 13).

•	On April 23, 2018, pursuant to the conversion of $50,000 in promissory notes payable, the Company issued 268,817 common shares and 268,817 common share purchase warrants. Each warrant entitles the holder to acquire one common share at a price of $0.30 (C$0.39) per share for a period of two years following the closing date of the conversion (note 13).

•	On April 23, 2018, pursuant to a shareholder rights offering financing, the Company issued 8,443,473 common shares at a price of $0.24 (C$0.31) per share for gross proceeds of $2,020,357 (C$2,617,477).

•	On June 11, 2018, pursuant to a marketing services agreement, the Company issued 2,000,000 units at a deemed price of C$0.31 ($0.24) per unit for total fair value consideration of C$620,000 ($477,180). Each unit consists of one common share and one common share purchase warrant. Each warrant entitles the holder to acquire one common share at a price of C$0.36 ($0.28) per share for a period of two years following the closing date of the financing. Subsequent to issuing the units, the Company cancelled the marketing services agreement due to non-performance of services by the marketing company. The units remained outstanding at December 31, 2018, subsequent to which the Company obtained from the holder the certificates of all 2,000,000 common shares and 2,000,000 common share purchase warrants. The Company is in the process of cancelling these securities.

•	On June 11, 2018, pursuant to obligations under employment contract, the Company issued 2,000,000 common shares to the former CEO, for a deemed value of $0.24 (C$0.31) per common share for total consideration paid to the former CEO of $477,180 (C$620,000) (note 18, 19).

•	On October 23, 2018, pursuant to the conversion of $122,030 notes payable, the Company issued 517,132 units. Each unit is comprised of one common share and one common share purchase warrant. Each warrant entitles the holder to acquire one common share at a price of $0.28 (C$0.36) per share for a period of twelve months following the closing date of the conversion (note 13).

•	On October 23, 2018, pursuant to a private placement financing, the Company issued 312,903 units for $0.24 (C$0.31) per unit for gross proceeds of $71,938 (C$97,000). Each unit is comprised of one common share and one common share purchase warrant. Each warrant entitles the holder to acquire one common share at a price of $0.28 (C$0.36) per share for a period of twelve months following the closing date of the financing (note 13).

•	On October 23, 2018, the Company issued 423,076 common shares at a deemed price of C$0.29 ($0.22) per common share for services received for total fair value consideration of C$120,000 ($92,856).

EMPOWER CLINICS INC. (formerly Adira Energy Ltd.)

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS

For the years ended December 31, 2018, 2017, 2016

(in United States dollars, except share numbers and per share amounts)

NOTE 14: EQUITY (continued)

•	On October 23, 2018, pursuant to restructuring, the Company issued 1,204,851 common shares for $0.18 (C$0.23) per common share.

•	On December 14, 2018, pursuant to the conversion of 422,678 units of convertible debentures with a face value of $57,980 (C$75,060), the Company issued 422,678 common shares and 422,678 common share purchase warrants. Each warrant entitles the holder to acquire one common share at a price of $0.14 (C$0.19) per share for a period of two years following the closing date of the conversion (note 13).

The Company had the following common share transactions during the year ended December 31, 2017:

•	In January 2017, pursuant to a shareholder rights offering financing, the Company issued 32,237,225 common shares for $0.0094 per common share for gross proceeds of $302,244 (C$375,000).

At December 31, 2018, there were 77,847,598 issued and outstanding common shares (December 31, 2017 - 48,337,225). The Company does not currently pay dividends and entitlement will only arise upon declaration.

b)	Share options

The Company has an incentive share option plan (“the plan”) in place under which it is authorized to grant share options to executive officers, directors, employees and consultants. The plan allows the Company to grant share options up to a maximum of 10.0% of the number of issued shares of the Company.

Share option transactions and the number of share options outstanding during the years ended December 31, 2018 and 2017, are summarized as follows:

	Number of share options	Weighted average exercise price
Outstanding, December 31, 2015	–	–
Granted	1,250,000	C$0.10
Outstanding, December 31, 2016	1,250,000	C$0.10
Granted	2,050,000	C$0.10
Outstanding, December 31, 2017	3,300,000	C$0.10
Granted	4,300,000	C$0.38
Outstanding, December 31, 2018	7,600,000	C$0.25
Exercisable, December 31, 2018	5,650,000	C$0.30

Share options outstanding and exercisable at December 31, 2018, are as follows:

Exercise price (C$)	Number of options outstanding	Weighted average exercise price (C$)	Weighted average life of options (years)	Number of options exercisable	Weighted average exercise price (C$)	Weighted average life of options (years)
0.10	3,300,000	0.10	2.55	1,600,000	0.10	2.95
0.26	450,000	0.26	4.80	200,000	0.26	4.80
0.38	3,850,000	0.38	4.40	3,850,000	0.38	4.40
	7,600,000	0.25	3.85	5,650,000	0.30	4.00

EMPOWER CLINICS INC. (formerly Adira Energy Ltd.)

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS

For the years ended December 31, 2018, 2017, 2016

(in United States dollars, except share numbers and per share amounts)

NOTE 14: EQUITY (continued)

	Years ended December 31,
	2018	2017	2016
Risk-free interest rate	2.19% - 2.37%	0.76%	–
Expected life	5 years	5 years	–
Expected volatility	100.0%	100.0%	–
Forfeiture rate	0.0%	0.0%	–
Dividend rate	0.0%	0.0%	–

The fair value of share options recognized as an expense during the year ended December 31, 2018, was $892,417 (year ended December 31, 2017 - $5,433). The following are the assumptions used for the Black Scholes option pricing model valuation of share options granted during the years ended December 31, 2018 and 2017:

The risk-free rate of periods within the expected life of the share options is based on the Canadian government bond rate. The annualized volatility and forfeiture rate assumptions are based on historical results.

c)	Share purchase warrants

Share purchase warrant transactions and the number of share purchase warrants outstanding during the years ended December 31, 2018 and 2017, are summarized as follows:

	Number of share options	Weighted average exercise price
Outstanding, December 31, 2017, 2016 and 2015	–	–
Granted (1)	627,378	C$0.31
Outstanding, December 31, 2018	627,378	C$0.31
Exercisable, December 31, 2018	627,378	C$0.31

(1)	On April 23, 2018, as part of the Transaction, the Company issued 627,378 share purchase warrants to agents involved in the transaction. The share purchase warrants have an exercise price of $0.24 (C$0.31).

The fair value of share purchase warrants recognized in reserves during the year ended December 31, 2018, was $80,280 (year ended December 31, 2017 and 2016 - $nil). The following are the assumptions used for the Black Scholes option pricing model valuation of share options granted during the years ended December 31, 2018, 2017 and 2016:

	Years ended December 31,
	2018	2017	2016
Risk-free interest rate	1.87%	–	–
Expected life	2 years	–	–
Expected volatility	100.0%	–	–
Forfeiture rate	0.0%	–	–
Dividend rate	0.0%	–	–

EMPOWER CLINICS INC. (formerly Adira Energy Ltd.)

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS

For the years ended December 31, 2018, 2017, 2016

(in United States dollars, except share numbers and per share amounts)

NOTE 15: OPERATING EXPENSES

		Years ended December 31,
	Note	2018	2017	2016
Salaries and benefits	20	1,786,804	$1,205,514	$1,053,305
Rent		272,768	267,272	160,135
Advertising and promotion		306,799	171,814	60,353
Telephone and internet		97,028	–	88,485
Other		54,282	392,408	225,729
		2,517,681	$2,037,008	$1,588,007

NOTE 16: RESTRUCTURING EXPENSE

Subsequent to the Transaction, the Company initiated an organization-wide refocusing and restructuring. Accordingly, the Company incurred $110,424 during the year ended December 31, 2018 (2017 - $nil; 2016; $nil) in net charges related to reorganization and restructuring.

NOTE 17: INCOME TAXES

a)	Rate reconciliation

Income tax expense differs from the amount that would result by applying the combined Canadian federal and provincial income tax rates to earnings before income taxes. The reconciliation of the combined Canadian federal and provincial statutory income tax rate of 27% (2017 - 26%, 2016 – 26%) to the effective tax rate is as follows:

	Years ended December 31,
	2018	2017	2016
Loss before taxes	$(3,789,918)	$(3,109,921)	$(1,669,736)
Combined Canadian federal and provincial income tax rates	27%	26%	26%
Expected income tax recovery	(1,023,280)	(808,580)	(434,130)
Items that cause an increase (decrease):
Effect of different tax rates in foreign jurisdiction	35,690	(219,015)	(52,060)
Non-deductible expenses	294,780	10,988	32,390
Tax rate changes	152,650	233,990	1,834
Change in prior year estimates	–	165,538	–
Other	1,690	(561)	–
Change in unrecognized deferred income tax assets	538,470	617,640	295,670
Income tax recovery	$–	$–	$78,146

EMPOWER CLINICS INC. (formerly Adira Energy Ltd.)

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS

For the years ended December 31, 2018, 2017, 2016

(in United States dollars, except share numbers and per share amounts)

NOTE 17: INCOME TAXES (continued)

b)	Unrecognized deferred tax assets and liabilities

Deferred taxes are provided as a result of temporary differences that arise due to the differences between the income tax values and the carrying amount of assets and liabilities. Deferred tax assets have not been recognized in respect of the following deductible temporary differences:

	As at December 31,
	2018	2017
Deferred tax assets:
Non-capital losses	7,291,370	$4,357,960
Property and equipment	59,640	7,010
Intangible assets	366,070	225,750
Accrued professional fees	23,000	–
Accrued compensation	34,378	–
Convertible debenture	–	569,010
Share issue costs	179,640	12,000
Capital losses carried forward	5,417	–
Unrealized foreign exchange loss issuance costs	1,880	1,880
Deferred tax assets, net	7,961,384	$5,173,610

NOTE 18: SUPPLEMENTAL DISCLOSURE WITH RESPECT TO CASH FLOWS

Significant non-cash transactions were as follows:

		Years ended December 31,
	Note	2018	2017	2016
Conversion of convertible debt to share purchase warrants	13	$1,292,265	$–	$–
Shares issued to marketing services company	14(a)	477,180	–	–
Shares issued to former CEO	14(a)	477,180	–	–
Conversion of notes payable into units	13	114,567	–	–
		$2,361,192	$–	$–

EMPOWER CLINICS INC. (formerly Adira Energy Ltd.)

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS

For the years ended December 31, 2018, 2017, 2016

(in United States dollars, except share numbers and per share amounts)

NOTE 19: FINANCIAL INSTRUMENTS AND RISK MANAGEMENT

a)	Fair value measurement of financial assets and liabilities

The Company has established a fair value hierarchy that reflects the significance of inputs of valuation techniques used in making fair value measurements as follows:

Level 1 – quoted prices in active markets for identical assets or liabilities;

Level 2 – inputs other than quoted prices included in Level 1 that are observable for the asset or liability, either directly (i.e. as prices) or indirectly (i.e. from derived prices); and

Level 3 – inputs for the asset or liability that are not based on observable market data.

At December 31, 2018 and 2017, none of the Company's financial assets and liabilities are measured and recognized in the consolidated statements of financial position at fair value with the exception of the conversion feature liability (note 12) and warrant liability (note 13).

The carrying values of cash, accounts receivable, due from related parties, bank indebtedness, accounts payable and accrued liabilities, share subscriptions and amounts due to related parties approximate their carrying values due to their short-term nature.

As at December 31, 2018 and 2017, there were no financial assets or liabilities measured and recognized in the consolidated statements of financial position at fair value that would be categorized as Level 2 or Level 3 in the fair value hierarchy above with the exception of the conversion feature liability (note 12) and warrant liability (note 13), which are a Level 3 fair value measurement.

b)	Risk Management

The Company examines its various financial risks to which it is exposed and assesses the impact and likelihood of occurrence. The risks may include credit risk, currency risk, liquidity risk and interest rate risk. The Company’s risk management program strives to evaluate the unpredictability of financial markets and its objective is to minimize the potential adverse effects of such risks on the Company’s financial performance., where financially feasible to do so. When deemed material, these risks may be monitored by the Company’s finance group and they are regularly discussed with the Board of Directors.

a)	Credit risk

Counterparty credit risk is the risk that the financial benefits of contracts with a specific counterparty will be lost if a counterparty defaults on its obligations under the contract. This includes and cash amounts owed to the Company by these counterparties, less and amounts owed to the counterparty by the Company where a legal right of offset exists and also includes the fair values of contracts with individual counterparties which are recorded in the consolidated financial statements.

EMPOWER CLINICS INC. (formerly Adira Energy Ltd.)

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS

For the years ended December 31, 2018, 2017, 2016

(in United States dollars, except share numbers and per share amounts)

NOTE 19: FINANCIAL INSTRUMENTS AND RISK MANAGEMENT (continued)

The Company’s credit risk is predominantly related to cash balances held in financial institutions and amounts receivable from credit card processor. The maximum exposure to the credit risk is equal to the carrying value of such financial assets. At December 31, 2018 and 2017, the Company expects to recover the full amount of such assets.

The objective of managing counterparty credit risk is to minimize potential losses in financial assets. The Company assesses the quality of its counterparties, taking into account their credit worthiness and reputation, past performance and other factors.

Cash is only deposited with or held by major financial institutions where the Company conducts its business. In order to manage credit and liquidity risk, the Company invests only in highly rated investment grade instruments that have maturities of one year or less. Limits are also established based on the type of investment, the counterparty and the credit rating.

b)	Currency risk

The Company’s functional currency is the US dollar and therefore the Company’s income (loss) and comprehensive income (loss) are impacted by fluctuations in the value of foreign currencies in relation to the US dollar.

The table below summarizes the net monetary assets and liabilities held in foreign currencies:

	As at December 31,
	2018	2017
Canadian dollar net monetary liabilities	$171,578	$420,704
	$171,578	$420,704

The effect on loss before income tax for the year ended December 31, 2018, of a 10.0% change in the foreign currencies against the US dollar on the above-mentioned net monetary assets and liabilities of the Company is estimated to be an increase/decrease of $12,577 (2017 - $33,536) assuming that all other variables remained constant.

c)	Liquidity risk

Liquidity risk is the risk that the Company will encounter difficulty in meeting obligations associated with its financial liabilities that are settled by delivering cash or another financial asset. The Company has a planning and budgeting process in place to help determine the funds required to support the Company’s normal operating requirements and its expansion plans.

In the normal course of business, the Company enters into contracts and performs business activities that give rise to commitments for future minimum payments. The Company has no concentrations of liquidity risk. A summary of future operating commitments is presented in note 22.

As at December 31, 2018, the Company had a cash balance of $157,668 and current liabilities of $3,258,043. (December 31, 2017 - $nil and $5,436,664 respectively). The Company’s current resources are not sufficient to settle its current liabilities.

d)	Interest rate risk

Interest rate risk is the risk that future cash flows will fluctuate as a result of changes in market interest rates.

EMPOWER CLINICS INC. (formerly Adira Energy Ltd.)

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS

For the years ended December 31, 2018, 2017, 2016

(in United States dollars, except share numbers and per share amounts)

NOTE 20: RELATED PARTY TRANSACTIONS

The Company’s related parties include key management personnel and any transactions with such parties for goods and/or services that are made on regular commercial terms. During the years ended December 31, 2018 and 2017, the Company did not enter into any transactions with related parties outside of compensation to key management personnel as disclosed below. Key management are those personnel having the authority and responsibility for planning, directing, and controlling the Company. Salaries and benefits, bonuses, and termination benefits are included in operating expenses and share-based payments are recorded as share-based payment expense or share capital.

Key management compensation includes:

	Years ended December 31,
	2018	2017	2016
Salaries and benefits	$1,063,748	$221,700	$195,000
Share-based payments	892,417	–	–
	$1,956,165	$221,700	$195,000

Included in salaries and benefits for the year ended December 31, 2018 is $477,180 (2017 - $nil; 2016 - $nil) related to 2,000,000 shares awarded to the former CEO (notes 14(a)).

As at December 31, 2018, $nil (December 31, 2017 - $133,775), is due from related parties for the Transaction. The outstanding balance was non-interest bearing, unsecured and due on demand.

As at December 31, 2018, $12,575 (December 31, 2017 - $16,170) is due to related parties for final settlement of the purchase of Presto operations. The outstanding balance is non-interest bearing, unsecured and due on demand.

NOTE 21: MANAGEMENT OF CAPITAL

The Company’s objectives of capital management are intended to safeguard the Company’s normal operating requirements on an ongoing basis. At December 31, 2018, the capital of the Company consists of consolidated equity, notes payable, convertible debentures payable, secured loan payable, and bank indebtedness, net of cash.

	As at December 31,
	2018	2017
Equity	$(2,996,220)	$(4,806,862)
Notes payable	760,715	404,370
Convertible debentures payable	274,466	1,835,225
Secured loan payable	717,460	676,849
Bank indebtedness	–	7,148
	(1,243,579)	(1,883,270)
Less: Cash	(157,668)	–
	$(1,401,247)	$(1,883,270)

The Board of Directors does not establish quantitative return on capital criteria for management, but rather relies on the expertise of the Company’s management to sustain future development of the business. Management reviews its capital management approach on an ongoing basis and believes that this approach, given the relative size of the Company, is reasonable

In order to facilitate the management of its capital requirements, the Company prepares expenditure budgets that are updated as necessary depending on various factors, including successful capital deployment and general industry conditions.

EMPOWER CLINICS INC. (formerly Adira Energy Ltd.)

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS

For the years ended December 31, 2018, 2017, 2016

(in United States dollars, except share numbers and per share amounts)

NOTE 21: MANAGEMENT OF CAPITAL (continued)

The Company also has in place a planning, budgeting and forecasting process which is used to identify the amount of funds required to ensure the Company has appropriate liquidity to meet short and long-term operating objectives.

The Company is dependent on cash flows generated from its clinical operations and from external financing to fund its activities. In order to maintain or adjust its capital structure, the Company may issue new shares or debt.

At December 31, 2018 and 2017, the Company was not subject to any externally imposed capital requirements.

NOTE 22: COMMITMENTS AND CONTINGENCIES

Commitments

	Total	Within 1 year	2 - 5 years	Greater than 5 years
Maturity analysis of financial liabilities
Accounts payables and accrued liabilities	$1,554,892	$1,554,892	$–	$–
Notes payable	760,715	610,444	150,271	–
Convertible debentures payable	274,466	274,466	–	–
Secured loan payable	717,460	717,460	–	–
	3,307,533	3,157,262	150,271	–

Commitments
Future operating commitments	180,696	146,036	34,660	–

Total financial liabilities and commitments	$3,488,229	$3,303,298	$184,931	$–

A summary of undiscounted liabilities and future operating commitments at December 31, 2018, are as follows:

Various tax and legal matters are outstanding from time to time. In the event that management’s estimate of the future resolution of these matters changes, the Company will recognize the effects of these changes in the consolidated financial statements in the period such changes occur.

Contingent liabilities

The Company is involved in a number of legal actions with the former President and director of its subsidiary companies (the “Litigant”) following the termination for cause of the Litigant in June 2016.

In one action, as the Litigant refused to comply with the termination, the Company received a temporary restraining order (“TRO”) requiring the Litigant to comply with the termination and cease using company property. Later, following a full evidentiary hearing, the court issued a preliminary injunction consistent with the TRO. In June 2017, the Litigant, filed counterclaims against the Company and its subsidiaries. The Litigant’s counterclaims broadly allege that his written agreements with the Company and its subsidiaries were induced by fraud or mistake. He claims he believed he was promised that he would own 50% of the Company in perpetuity, and that his lack of control over the Company and its subsidiaries has caused him economic harm in the amount of $10 million. The Litigant seeks money damages or rescission of the agreements.

EMPOWER CLINICS INC. (formerly Adira Energy Ltd.)

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS

For the years ended December 31, 2018, 2017, 2016

(in United States dollars, except share numbers and per share amounts)

NOTE 22: COMMITMENTS AND CONTINGENCIES (continued)

In a second action, the Litigant filed a lawsuit on behalf of The Hemp and Cannabis Foundation (“THCF”) for rescission of an agreement whereby THCF sold a parcel of residential real estate to one of the subsidiaries, The Hemp and Cannabis Company (“THCC”). In that case, THCF claims THCC has failed to make payments on a note. THCF’s lawyer has withdrawn, and THCF has not hired replacement counsel.

The Company and its subsidiaries are prosecuting their claims against the Litigant, and are vigorously defending against all of his counterclaims and no liability has been recognized in the consolidated financial statements.

On April 23, 2019, both actions were ordered dismissed without prejudice.

NOTE 23: EVENTS AFTER THE REPORTING PERIOD

Private Placements

On April 2, 2019, the Company raised $599,145 (C$799,500) through the issue of convertible debentures, expiring on April 2, 2020. The holder may at any time during the term of the convertible debenture convert all or part into units of the Company consisting of one common share and one share purchase warrant. Each warrant entitles the holder to acquire one common share at an exercise price equal to $0.12 (C$0.16).

On April 2, 2019, pursuant to a private placement financing, the Company issued 21,115,000 units at a price of C$0.10 ($0.08) per unit for gross proceeds of C$2,111,500 ($1,582,359). Each unit consists of one common share and one common share purchase warrant. Each warrant entitles the holder to acquire one common share at a price of C$0.16 ($0.12) per share for a period of two years following the closing date of the financing.

On May 3, 2019, the Company raised $154,345 (C$207,270) through the issue of convertible debentures, expiring on May 3, 2020. The holder may at any time during the term of the convertible debenture convert all or part into units of the Company consisting of one common share and one share purchase warrant. Each warrant entitles the holder to acquire one common share at an exercise price equal to $0.12 (C$0.16).

On May 3, 2019, pursuant to a private placement financing, the Company issued 5,762,500 units at a price of $0.08 (C$0.10) per unit for gross proceeds of $429,109 (C$576,250). Each unit consists of one common share and one common share purchase warrant. Each warrant entitles the holder to acquire one common share at a price of $0.12 (C$0.16) per share for a period of two years following the closing date of the financing.

Sun Valley Acquisition

On April 30, 2019, the Company completed the acquisition of Sun Valley Certification Clinics Holdings LLC ("Sun Valley"), for consideration of $3,835,000 (C$5,160,376) comprised of cash of $829,853 (C$1,005,451) and 22,409,425 common shares of the company at a price of $0.14 (C$0.183) per share for consideration of $3,005,147 (C$4,100,925) (the "Purchase"). Sun Valley operates a network of professional medical cannabis and pain management practices, with five clinics in Arizona, one clinic in Las Vegas, a tele-medicine platform serving California, and a fully developed franchise business model for the domestic cannabis industry. In connection with the Purchase, the Company may also acquired the 30% minority membership interests held by Green Global Properties Inc., a subsidiary of Aura Health Inc., in three partially-owned subsidiaries of Sun Valley, operating clinics in Mesa and Phoenix, Arizona, and Las Vegas, Nevada, such that Empower now indirectly owns all of the membership interests in each of such subsidiaries.

EMPOWER CLINICS INC. (formerly Adira Energy Ltd.)

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS

For the years ended December 31, 2018, 2017, 2016

(in United States dollars, except share numbers and per share amounts)

NOTE 23: EVENTS AFTER THE REPORTING PERIOD (continued)

Other Share Transactions

On January 17, 2019, pursuant to the conversion of convertible debt on December 14, 2018, the Company cancelled 422,678 common shares, which had been issued for $0.14 (C$0.18) per common and reissued 417,000 common shares for $0.14 (C$0.18) per common share.

On March 3, 2019, pursuant to the termination agreement with the former CEO, the Company cancelled 2,651,875 common shares.

On March 8, 2019, the Company issued 1,500,000 common shares for $0.17 (C$0.23) per common share as settlement of amounts payable for marketing and professional services of $254,728 (C$347,500).

On March 22, 2019, pursuant to the exercise of common share purchase warrants, the Company issued 431,075 common shares for $0.14 (C$0.19) per common share for gross proceeds of $61,617 (C$79,230). As at December 31, 2018, the Company had received $61,617 (C$79,230) in relation to the exercise of the share purchase warrants. These proceeds were recorded as a share subscription liability until the associated common shares were issued on March 22, 2019.

On June 11, 2018, the Company entered into an agreement with an unrelated company for marketing services. As compensation for these services, the Company issued 2,000,000 units to a related party of the marketing company, with each unit comprising one common share and one common share purchase warrant with an exercise price of $0.28 (C$0.36). Subsequent to issuing the units, the Company cancelled the marketing services agreement due to non-performance of services by the marketing company. The units remained outstanding at December 31, 2018, subsequent to which the Company obtained from the holder the certificates of all 2,000,000 common shares and 2,000,000 common share purchase warrants. The Company is in the process of cancelling these securities.

Assets Held for Sale

On January 17, 2019, the Company completed the sale of a facility and land in Portland, Oregon which had been classified as assets held for sale. The Company received net proceeds of $127,972 comprised of $5,472 and a promissory note in the amount of $122,500 which accrues interest at a rate of 6% per annum and is due in full on February 1, 2021. The promissory note is secured by the facility and land in Portland, Oregon.

ITEM 19	EXHIBITS

The following exhibits are included in this Form 20-F:

Exhibit Number	Description
1.1	Articles of Conversion (1)
1.2	Articles of Continuance (1)
1.3	By-Laws (1)
1.4	Certificate and Articles of Amendment (3)
4.1	2009 Stock Option Plan (2)
8.1	List of Subsidiaries (5)
12.1	Certificate of Principal Executive Officer pursuant to Section 302 of the Sarbanes-Oxley Act of 2002 (5)
12.2	Certificate of Chief Financial Officer pursuant to Section 302 of the Sarbanes-Oxley Act of 2002 (5)
13.1	Certificate of Principal Executive Officer pursuant to Section 906 of the Sarbanes-Oxley Act of 2002 (5)
13.2	Certificate of Principal Financial Officer pursuant to Section 906 of the Sarbanes-Oxley Act of 2002 (5)

(1)	Incorporated by reference from our current report on Form 8-K filed with the SEC on December 2, 2008.

(2)	Incorporated by reference from our Form 20-F shell company report filed with the SEC on September 4, 2009.

(3)	Incorporated by reference from our Form 20-F report filed with the SEC on January 22, 2010.

(4)	Incorporated by reference from our Form 20-F report filed with the SEC on February 3, 2011.

(5)	Filed as an exhibit hereto.

SIGNATURES

The Registrant hereby certifies that it meets all of the requirements for filing on Form 20-F and that it has duly caused and authorized the undersigned to sign this Form 20-F on its behalf.

EMPOWER CLINICS INC.

Per: /s/ Steven McAuley
Name: Steven McAuley
Title: Chairman and Chief Executive Officer

Date: August 14, 2019

