Form 20-F
period 2019-12-31
Empower Clinics Inc.
filed 2021-02-19
CIK 1109504

Table of Contents
UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
WASHINGTON, D.C. 20549

FORM 20-F

☐	REGISTRATION STATEMENT PURSUANT TO SECTION 12(b) or 12(g) OF THE SECURITIES EXCHANGE ACT OF 1934

OR

☒	ANNUAL REPORT PURSUANT TO SECTION 13 OR 15(d) OF THE SECURITIES EXCHANGE ACT OF 1934

For the fiscal year ended December 31, 2019

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

The number of outstanding shares of the Company’s only class of capital or common stock as at December 31, 2019 was 137,697,430 common shares.

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
YES ☐                  NO ☐

TABLE OF CONTENTS

GENERAL
PART I
ITEM 1 -	IDENTITY OF DIRECTORS, SENIOR MANAGEMENT AND ADVISERS	5
ITEM 2 -	OFFER STATISTICS AND EXPECTED TIMETABLE	5
ITEM 3 -	KEY INFORMATION	5
A.	Selected Financial Data	5
B.	Capitalization and Indebtedness	6
C.	Reasons for the Offer and Use of Proceeds	6
D.	Risk Factors	6
ITEM 4	INFORMATION ON THE COMPANY	10
A.	History and Development of the Company	10
B.	Business Overview	11
C.	Organizational Structure	13
D.	Property, Plant and Equipment	14
ITEM 5	OPERATING AND FINANCIAL REVIEW AND PROSPECTS	14
A.	Operating Results	15
B.	Liquidity and Capital Resources	17
C.	Research and Development, Patents and Licenses	22
D.	Trend Information	22
E.	Off-Balance Sheet Arrangements	22
F.	Tabular Disclosure of Contractual Obligations	22
G.	Safe Harbor	22
ITEM 6	DIRECTORS, SENIOR MANAGEMENT AND EMPLOYEES	23
A.	Directors and Senior Management	23
B.	Compensation	25
C.	Board Practices	26
D.	Employees	27
E.	Share Ownership	28
ITEM 7	MAJOR SHAREHOLDER AND RELATED PARTY TRANSACTIONS	30
A.	Major Shareholders	30
B.	Related Party Transactions	31
C.	Interests of Experts and Counsel	31
ITEM 8	FINANCIAL INFORMATION	31
A.	Consolidated Statements and Other Financial Information	31
B.	Significant Changes	32
ITEM 9	THE OFFER AND LISTING	32
ITEM 10	ADDITIONAL INFORMATION	32
A.	Share Capital	33
B.	Memorandum and Articles of Incorporation	33
C.	Material Contracts	33
D.	Exchange Controls	33
E.	Taxation	33
F.	Dividends and Paying Agents	38
G.	Statement by Experts	38
H.	Documents on Display	38
I.	Subsidiary Information	38
ITEM 11	QUANTITATIVE AND QUALITATIVE DISCLOSURES ABOUT MARKET RISK	39
A.	Transaction Risk and Currency Risk Management	39
B.	Interest Rate Risk and Equity Price Risk	39
C.	Exchange Rate Sensitivity	39
ITEM 12	DESCRIPTION OF SECURITIES OTHER THAN EQUITY SECURITIES	39

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

Except as noted, the information set forth in this Form 20-F is as of December 31, 2019 and all information included in this document should only be considered correct as of such date.

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

A.        Selected Financial Data

The selected historical information presented in the table below for the years ended December 31, 2019, and 2018 are derived from the audited consolidated financial statements of Empower for such periods, and have been prepared in accordance with IFRS as issued by the IASB. The selected financial information presented below should be read in conjunction with the audited consolidated financial statements and the notes thereto of Empower, and with the information appearing under each of Item 4 – “Information on the Company” and Item 5 – “Operating and Financial Review and Prospects” of this Form 20-F. All financial data presented in this Form 20-F are qualified in their entirety by reference to the consolidated financial statements and their notes.

U.S. dollars in thousands, except share and per share data

	Year Ended December 31,
	2019	2018

Balance Sheet Data
Cash and cash equivalents	$179,153	$157,668
Total Assets	1,555,719	513,792
Total Liabilities	5,070,632	3,510,012
Total Shareholders’ Deficit	(3,514,913	(2,996,220)

Operating Data
Revenues	2,031,581	1,091,386

Expenses
Direct clinics expenses	826,276	417,047
Operating expenses	2,933,619	2,517,681
Legal and professional fees	1,015,743	1,450,141
Depreciation and amortization expense	327,059	123,473
Share-based payments	608,944	892,417

Loss from operations	(3,680,060	(4,309,373)

Other (gains) expenses	621,603	(519,455)

Loss before income taxes	(4,301,663	(3,789,918)

Deferred tax recovery	–	–

Net loss and comprehensive loss	(4,301,663	(3,789,918)

Basic and diluted net loss per share	(0.0	(0.06)
Weighted average number of common shares used in computing basic and diluted net loss per share	117,289,366	66,670,041
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

At December 31, 2019, the Company had a working capital deficiency of $4,185,359 (December 31, 2018 - $3,070,900), has not yet achieved profitable operations, has accumulated deficit of $13,012,319 (December 31, 2018 - $9,369,941). The Company has limited revenues and the ability of the Company to ensure continuing operations is dependent on the Company’s ability to raise sufficient funds to finance development activities and expand sales. These circumstances represent a material uncertainty that cast substantial doubt on the Company’s ability to continue as a going concern and ultimately the appropriateness of the use of accounting principles applicable to a going concern.

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
-                Sun Valley Alternative Health Centers Tucson, LLC;
-                Sun Valley Alternative Health Centers Mesa, LLC; and
-                Sun Valley Certification Clinics Franchising, LLC

(each, a “Subsidiary” and, collectively the “Subsidiaries”)

Effective October 5, 2020, the Company acquired 100% of the membership interest in Kai Medical Laboratories LLC. (“Kai Medical”). Kai Medical operates a high-complexity CLIA and COLA accredited laboratory that provides reliable and accurate testing solutions to hospitals, medical clinics, pharmacies, and employer groups. KAI has taken an active role in COVID-19 testing, battling the pandemic through RT-PCR testing and serology testing with the capacity to process 4,000 RT-PCR test specimens per day. While the RT-PCR test identifies if a patient has an active virus, the serology or antibody test detects if a patient has previously been exposed to the virus. Both of these test results are vital to managing outbreaks and the potential spread of coronavirus.

On December 31, 2020, the Company acquired Lawrence Park Health and Wellness Clinic Inc., 1100900 Canada Inc. dba Atkinson, and Momentum Health Inc. (collectively "Momentum Health"). Momentum Health operates a network of medical clinics with a team of healthcare professionals who provide para-medical care by applying a holistic and hands-on approach working with patients to unlock potential well-being. Key services include physiotherapy, chiropractic, massage therapy, traditional Chinese medicine, athletic therapy and others. The full range of services can be viewed at www.momentumhealthclinic.com. The acquisition will include two standalone wellness clinics and five new co-located clinics in the Greater Toronto Area of Ontario, Canada, with immediate access to in excess of 20,000 patients.

Capital Expenditures and Divestitures

During the year ended December 31, 2019, we incurred $3,828 (2018 - $100,227) in capital expenditures for the acquisition of property and equipment, and another $556,355 through the acquisition of Sun Valley.

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

On October 5, 2020, the Company acquired 100% of the membership interest in Kai Medical Laboratories LLC. (“Kai Medical”). Kai Medical operates a high-complexity CLIA and COLA accredited laboratory that provides reliable and accurate testing solutions to hospitals, medical clinics, pharmacies, and employer groups. KAI has taken an active role in COVID-19 testing, battling the pandemic through RT-PCR testing and serology testing with the capacity to process 4,000 RT-PCR test specimens per day. While the RT-PCR test identifies if a patient has an active virus, the serology or antibody test detects if a patient has previously been exposed to the virus. Both of these test results are vital to managing outbreaks and the potential spread of coronavirus.

Empower is creating a network of physicians and practitioners who integrate to serve patient needs, in-clinic, through telemedicine, and with decentralized mobile delivery. A simplified, streamlined care model bringing key attributes of the healthcare supply chain together, always focused on patient experience. The Company provides COVID-19 testing services to consumers and businesses as part of a four-phased nationwide testing initiative in the United States. Empower recently acquired Kai Medical Laboratory, LLC as a wholly owned subsidiary with largescale testing capability.

(b)	Effects of Government Regulations

See Item 3D - “Risk Factors”.

(c)	Corporate Office

Our executive offices located at 918-1030 West Georgia Street, Vancouver BC V6E 2Y3.

(d)	Special Skill and Knowledge

Steven McAuley, our Chairman and CEO has significant experience in managing and growing public companies.

(e)	Foreign Operations

During the fiscal years ended December 31, 2019, and 2018, all of our operating activities were in the United States of America.

(f)	Competitive Conditions

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

(g)	Dependence on Customers and Suppliers

The Company has over 165,000 patients and as such, we are not dependent upon a concentration of customers. The Company is not exposed to concentration of suppliers.

C.	Organizational Structure

The following table sets out the current organizational structure of the Company and its significant subsidiaries, all wholly owned through SMAART, except for Kai Medical which is owned by Empower Healthcare:

Name of Subsidiary	Jurisdiction of Incorporation
Empower Healthcare Corporation	Oregon, USA
SMAART US.	Oregon, USA
The Hemp & Cannabis Company	Oregon, USA
THCF Access Points, Inc.	Oregon, USA
The Hemp & Cannabis Company	Washington, USA
THCF Access Points, Inc.	Washington, USA
CanMed Solutions Inc.	Oregon, USA
Kai Medical Laboratory LLC	Dallas, Texas
11000900 Canada Inc.	Canada
Lawrence Park Health and Wellness Clinic Inc.	Ontario, Canada
Sun Valley Certification Clinics Holdings, LLC	Arizona, USA
Sun Valley Alternative Health Centers, LLC	Arizona, USA
Sun Valley Alternative Health Centers West, LLC	Arizona, USA
Sun Valley Alternative Health Centers NV, LLC	Nevada, USA
Sun Valley Alternative Health Centers Tucson, LLC	Arizona, USA
Sun Valley Alternative Health Centers Mesa, LLC	Arizona, USA
Sun Valley Certification Clinics Franchising, LLC	Arizona, USA

Sun Valley Acquisition on April 30, 2019 consisted of cash, common shares of the Company and a promissory note having an aggregate value of $3,054,593 as summarized below:

1.
A cash payment of $775,000, of which $150,000 was held back by the Company, half of which is to be released six months from the date of Closing and the other half of which is to be release twelve months from the date of Closing;

2.
Issuance of 22,058,823 common shares of the Company at a deemed price of $0.135 (CDN$0.175) per Share, representing the average daily closing price of the common shares on the CSE for the 10-day trading period ended April 26, 2019. Pursuant to an escrow agreement dated April 30, 2019, 14,705,882 of the common shares will be held in escrow by Odyssey Trust Company, and will vest in quarterly installments over 36 months from the date of the Closing;

3.
A cash payment of $12,318 and issuance of 350,602 common shares at a deemed price of $0.13 (CDN$0.175) per Share, representing the average daily closing price of the common shares on the CSE for the 10-day trading period ended April 26, 2019 to a minority shareholder of one of the Subsidiaries in order to acquire their minority interest therein; and

4.
A promissory note of US$125,000 bearing interest at a rate of 4% per annum and due July 31, 2019, to a minority shareholder of one of the Subsidiaries in order to acquire their minority interest therein.

Kai Medical Acquisition on October 5, 2020 consisted of 1,000,000 stock options at $0.05.

The acquisition of 11000900 Canada Inc. and Lawrence Park Health and Wellness Clinic Inc., on December 31, 2020, consisted of $275,000 cash at closing (including $44,648 to settle an outstanding debt) with an additional $75,000 to be withheld as a holdback for adjustments, for an aggregate cash payment of $350,000. In addition, at closing, Empower issued 5,128,204 common shares in the capital of Empower, 2,564,102 of which are subject to contractual resale restrictions resulting in them being released quarterly from the date of closing in eight (8) equal instalments.

D.	Property and Equipment

As at September 30, 2020, Property and equipment is comprised of furniture and fixtures at the clinics and leasehold improvements to the Company’s clinics. The Company’s leases, all of which support clinic operations, are summarized below:

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

The following is a discussion and analysis of our activities, consolidated results of operations and financial condition as of and for the year ended December 31, 2019. It should be read in conjunction with our audited consolidated financial statements and related notes for the year ended December 31, 2019. Our financial statements have been prepared in accordance with IFRS as issued by the IASB.

A.	Operating Results

Results of Operations

Consolidated results of operations for the year ended December 31, 2019 compared to the year ended December 31, 2018.

Clinic Revenues

Revenues were $1,949,549, compared to $1,091,386 during fiscal 2018 as the Company received 15,920 patients spending on average approximately $122, compared to 7,607 patients spending on average $143 during fiscal 2018. Revenues for fiscal 2017 were $1,507,050 as the Company received 9,705 patients spending on average $155. The Company receives revenue streams from patient visits to existing clinics throughout the network. The increase in clinic revenues and patient count is primarily due to the addition of the Sun Valley clinics beginning May 1, 2019.

Product revenues

Product revenues were $82,032, compared to $nil during fiscal 2018 and fiscal 2017. The Company has expanded into CBD product sales and the sale of premium wellness products. The Company expects to expand its revenue streams as the Company patient base grows, as branded CBD products are further rolled out and, the CBD extraction and product production facility becomes fully operational.

Direct clinic expenses

Direct clinic expenses were $793,374, compared to $417,047 during fiscal 2018 and $638,834 during fiscal 2017. These costs represent physician and clinic support staff expenses that are required to operate the clinics and provide patient consulting services. These expenses increased due to the increase in revenues. The Company continues to improve its operational controls to align labor cost with direct patient consultations. The Company employs a diverse mix of physicians and practitioners.

Cost of goods sold

Cost of goods sold (comprising changes in finished goods inventory) was $32,903, compared to $nil during fiscal 2018 and fiscal 2017. The Company expanded into CBD product sales and the sale of premium wellness products in 2019.

Operating expenses

Operating expenses were $2,933,619, compared to $2,517,681 during fiscal 2018 and $2,037,008 during fiscal 2017, and includes fully burdening the inclusion of the Sun Valley acquisition and Sun Valley Health Franchising start-ups costs. The increase in operating expenses from the inclusion of Sun Valley was partially offset by the following reductions in costs:

- Lower operating costs in Oregon and Washington state as a result of aggressive headcount cuts and facility changes.
- Compensation expense of $304,721 in non-cash share-based payments to the CEO compared to $477,180 to the former CEO during YTD 2018.
- Lower rent expense due to the adoption of IFRS 16 which resulted in a reclassification of rent expense from operating expenses to depreciation expense and interest expense.

Legal and professional fees

Legal and professional fees were $1,015,743, compared to $1,450,141 during fiscal 2018 and $1,131,041 during fiscal 2017. The Company expects professional service fees to drop markedly over time as many are related to successful prior litigation or “one time” events such as the fees associated with the RTO that completed in April 2018.

Depreciation and amortization expense

Depreciation and amortization expense was $327,059, compared to $123,473 during fiscal 2018 and $103,372 during fiscal 2017. This increase is due to the addition of the Sun Valley clinics and the depreciation on the right-of-use asset resulting from the adoption of IFRS 16 effective January 1, 2019.

Share-based payments

Share-based payments expense was $608,944, compared to $892,417 during fiscal 2018 and $5,433 during fiscal 2017. The share-based payments expense was for the fair value of share options recognized as an expense during the year based on the fair valued determined the Black Scholes option pricing model valuation of share options granted during the years ended December 31, 2019 and 2018.

Listing fee

Listing fee expense was $nil, compared to $1,308,808 during fiscal 2018 and $nil fiscal 2017, in connection with the Company’s acquisition with Adira. The listing fee expense is comprised of $614,415 share consideration, $365,871 legal and professional fees, and $328,522 of net liabilities acquired.

Accretion expense

Accretion expense was $114,515, compared to $241,521 during fiscal 2018 and $667,373 during fiscal 2017, in connection with the Company’s convertible debentures and convertible notes payable. The decrease is due to an increase in the value attributable to the conversion feature which resulted in a recovery of previously recognized accretion expense. Using the effective interest rate method, the accretion is lower at issuance and increases as maturity approaches.

Interest expense

Interest expense increased to $240,539, compared to $126,375 during fiscal 2018 and $186,001 during fiscal 2017, owing to increased interest expense on the lease liability resulting from the adoption of IFRS 16 effective January 1, 2019 and issuance of convertible debentures during April and May 2019 and convertible notes payable in October and December 2019.

Share issuance costs

Share issuance costs increased to $129,965, compared to $nil during fiscal 2018 and fiscal 2017, owing to costs incurred in relation to the April 2019 and May 2019 private placements. The private placements resulted in the issuance of units of the Company comprised of one common share and one warrant. The Company determines the value of the warrants issued using the Black-Scholes option pricing model and allocates the residual to issued capital. As the share issuance costs exceeded the value allocated to issued capital, the excess was recorded as an expense on the consolidation statement of loss and comprehensive loss.

Interest income

Interest income increased to $4,977, compared to $nil during fiscal 2018 and fiscal 2017, owing to the promissory note receivable from the sale of the assets held for sale.

Gain on debt settlement or accounts payable
Gain on debt settlement was $15,130, compared to $nil during fiscal 2018 and $106,360 during fiscal 2017, owing to the settlement of accounts payable through the issuance of 1,686,861 common shares of the Company. The fair value of the common share, determined as the share price on the date of agreement to settle, was less than the carrying value of the accounts payable of $223,283 (C$294,019) and thus the Company recorded a gain on debt settlement. The gain recorded in fiscal 2017 was the result of settlement of debt balances with debt holders during fiscal 2017.

Impairment on write off of property and equipment (net of gain on termination of leases)

The Company recorded a loss of $119,635, compared to $nil during fiscal 2018 and fiscal 2017, related primarily to leasehold improvements for the Chicago clinic when the lease was terminated in May 2019.

Gain on change in fair value of warrant liability

The Company recorded a gain on the change in the fair value of the warrant liability of $2,065,781, compared to $1,598,425 during fiscal 2018 and $nil during fiscal 2017. The share purchase warrants are required to be revalued at every quarter end and the gain resulted from the decrease in the Company’s share price during Q4 2019, which is a variable in determining the fair value of the conversion option per the Black-Scholes valuation model.

Gain on change in fair value of conversion feature

The Company recorded a gain on the change in the fair value of the conversion feature of $587,229, compared to $890,136 during fiscal 2018 and $nil during fiscal 2017. The conversion feature is required to be revalued at every quarter end and the gain resulted from the decrease in the Company’s share price during Q4 2019, which is a variable in determining the fair value of the conversion feature.

Impairment of intangible assets

Due to changes in the Arizona licensing regulations on June 7, 2019, the Company recognized an impairment loss of $93,757 related to patient records and brands acquired in the Sun Valley acquisition. With the Company going through the process of rebranding and changing its internal management software infrastructure, the Company fully impaired the carrying value of its trademarks and management software intangible assets for $64,200 during fiscal 2018.

Impairment of goodwill

Due to changes in the Arizona licensing regulations on June 7, 2019, the Company recognized an impairment loss of $2,377,397 related to the Sun Valley acquisition.

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

Restructuring expense, net

Restructuring expense was $88,808 compared to $110,424 during fiscal 2018 and $nil during fiscal 2017, in connection with the Company’s restructuring activities that commenced in Q4 2018.

Other expense (income), net

The Company recorded other expense of $130,104, compared to $60,706 during fiscal 2018 and a recovery of $45,731 during fiscal 2017. The amount relates primarily to foreign exchange losses due to the decrease in the US dollar relative to the Canadian dollar during Q4 2019.

Inflation

During the years ended December 31, 2019 and 2018, inflation has not had a material impact on our operations.

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

Subsequent to year end, the Company issued 30,742,334 units for gross proceeds of $994,678 (C$1,373,866).

At December 31, 2019, the Company had a working capital deficit of $4,185,359.

Year ended December 31, 2019 compared to year ended December 31, 2018

Cash used in operating activities was $2,273,188 compared to $2,835,710 during fiscal 2018:

–
Loss before taxes was $4,301,663 compared to a loss before taxes of $3,789,918.
–
Movements in non-cash items increased cash by $1,726,580 compared to increasing cash by
–
$1,213,996 during fiscal 2018.
–
Movements in accounts receivables decreased cash by $24,116 compared to increasing cash by
–
$847 during fiscal 2018.
–
Movements in prepaid expenses increased cash by $10,846 compared to decreasing cash by
–
$5,463 during fiscal 2018.
–
Movements in inventory decreased cash by $21,848 compared to $nil during fiscal 2018.
–
Movements in accounts payable and accrued liabilities increased cash by $337,013 compared to
–
a decrease of $255,173 during fiscal 2018.

Cash used in investing activities was $791,146 compared to $100,227 during fiscal 2018:

–
Net investment in Sun Valley was $787,318 compared to $nil during fiscal 2018.
–
Cash used in the acquisition of property and equipment was $3,828, compared to $100,227 during
–
fiscal 2018.

Cash provided by financing activities was $3,085,819, compared to $3,093,604 during fiscal 2018:

–
Proceeds from the issuance of common shares increased cash by $1,876,938 compared to
–
$2,092,295 during fiscal 2018.
–
Advances from notes payable issuances increased cash by $510,828 compared to $495,449 during
–
fiscal 2018.
–
Advances from convertible debenture issuances increased cash by $753,491 compared to
–
$442,437 during fiscal 2018.
–
The acquisition of Sun Valley provided cash of $94,090 compared to $nil during fiscal 2018.
–
Lease payments were $203,712 compared to $nil during fiscal 2018 due to the adoption of IFRS16.

Capital Resources

The capital of the Company consists of consolidated equity, notes payable, convertible debentures, secured loan payable, and convertible note payable, net of cash.

As at December 31,	2019	2018
Equity	$(3,514,913)	$(2,996,220)
Notes payable	969,891	760,715
Convertible debentures	427,320	274,466
Secured loan payable	761,711	717,460
Convertible notes payable	192,717	-
	(1,163,274)	(1,243,579)
	(179,153)	(157,668)
Less: cash	$(1,342,427)	$(1,401,247)

The board of directors of the Company has overall responsibility for the establishment and oversight of the Company’s risk management policies on an annual basis. The Company’s board of directors identifies and evaluates the Company’s financial risks and is charged with the responsibility of establishing controls and procedures to ensure financial risks are mitigated.

The Company’s objectives when managing capital are to pursue and complete the identification and evaluation of assets, properties or businesses with a view to acquisition. The Company does not have any externally imposed capital requirements to which it is subject.

The Company manages the capital structure and makes adjustments to it in light of changes in economic conditions and the risk characteristics of the underlying assets. To maintain or adjust the capital structure, the Company may attempt to issue new common shares or adjust the amount of cash.

The Company’s investment policy is to invest excess cash in investment instruments at high credit, quality financial institutions with terms to maturity selected with regards to the expected time of expenditures from continuing operations.

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

Assessment of Cash Generating Units

For impairment assessment and testing, assets are grouped together into the smallest group of assets that generates cash inflows from continuing use that are largely independent of the cash inflows of other assets or cash generating unit (“CGU”). The Company applies judgement in assesses the smallest group of assets that comprise a single CGU. As each clinic has its own cash inflows, each clinic is considered a separate CGU.

Assessment of useful lives of property and equipment and intangible assets

Management reviews its estimate of the useful life of property and equipment and intangible assets annually and accounts for any changes in estimates prospectively. The Company applied judgment in determining the useful lives of trademarks and patient records with less than an indefinite life. In addition, the Company applied judgment in determining the useful lives of the right of use assets and leasehold improvements for purposes of assessing the shorter of the useful life or lease term.

Assessment of indicators of impairment

At the end of each reporting period, the Company assesses whether there are any indicators, from external and internal sources of information, that an asset or CGU may be impaired, thereby requiring adjustment to the carrying value. The Company identified the sustained decrease in market capitalization and change in Arizona licensing regulations as an indicator of impairment during the year ended December 31, 2019. As a result of these impairment indicators, the Company assessed the intangible assets and goodwill for impairment and concluded the recoverable value of each CGU was less than its carrying value and an impairment loss was recognized on intangible assets and goodwill.

Revenue recognition

Determination of performance obligations
The Company applied judgement to determine if a good or service that is promised to a customer is distinct based on whether the customer can benefit from the good or service on its own or together with other readily available resources and whether the good or service is separately identifiable. Based on these criteria, the Company determined the primary performance obligation relating to its sales contracts is the delivery of the medical services or sale of product, each representing a single performance obligation with consideration allocated accordingly.

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

Business combinations
Judgment is used in determining whether an acquisition is a business combination or an asset acquisition.

Estimates are made as to the fair value of assets and liabilities acquired. In certain circumstances, such as the valuation of property and equipment, intangible assets and goodwill acquired, the Company may rely on independent third-party valuators. The determination of these fair values involves a variety of assumptions, including revenue growth rates, expected operating income, and discount rates.

The Company measures all the assets acquired and liabilities assumed at their acquisition-date fair values.

Acquisition-related costs are recognized as expenses in the periods in which the costs are incurred and the services are received (except for the costs to issue debt or equity securities which are recognized according to specific requirements). The excess of the aggregate of (a) the consideration transferred to obtain control over (b) the net of the acquisition-date amounts of the identifiable assets acquired and the liabilities assumed, is recognized as goodwill as of the acquisition date. Consideration paid for business combinations is measured at fair value.

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

Weight is attached to tax planning opportunities that are within the Company’s control and are feasible and implementable without significant obstacles.

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

Warrant liability and conversion feature

Warrant liability and conversion feature are measured at fair value using the Black-Scholes option pricing model based on estimated fair values at the date of grant and revalued at period end to the consolidated statement of loss and comprehensive loss over the life of the instruments. The Black-Scholes option pricing model utilizes subjective assumptions such as expected price volatility and expected life of the option. Changes in these input assumptions can significantly affect the fair value estimate.

Leases as a result of adopting IFRS 16

Identifying whether a contract includes a lease
IFRS 16 applies a control model to the identification of leases, distinguishing between a lease and a service contract on the basis of whether the customer controls the asset. The Company had to apply judgment on certain factors, including whether the supplier has substantive substitution rights, does the Company obtain substantially all of the economic benefits and who has the right to direct the use of that asset.

Incremental borrowing rate
When the Company recognizes a lease, the future lease payments are discounted using the Company’s incremental borrowing rate. This significant estimate impacts the carrying amount of the lease liabilities and the interest expense recorded on the consolidated statement of loss and comprehensive loss.

Estimate of lease term
When the Company recognizes a lease, it assesses the lease term based on the conditions of the lease and determines whether it will extend the lease at the end of the lease contract or exercise an early termination option. As it is not reasonably certain that the extension or early termination options will be exercised, the Company determined that the term of its leases are the lesser of original lease term or the life of the leased asset. This significant estimate could affect future results if the Company extends the lease or exercises an early termination option.

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

F.	Tabular Disclosure of Contractual Obligations

A summary of undiscounted liabilities and future operating commitments at December 31, 2019, are as follows:

	Total	Within 1 year	2 - 5 years	Greater than 5 years
Maturity analysis of financial liabilities
Accounts payables and accrued liabilities	$1,874,990	$1,874,990	$–	$-	–
Notes payable	969,891	969,891	-	-	–
Convertible debentures payable	427,320	427,320	–	-	–
Lease liability	734,896	219,800	515,096	-
Secured loan payable	761,711	761,711	–	-	–
Total financial liabilities and commitments	$4,768,808	$4,253,712	$515,096	$-	–

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

The following table sets forth information relating to the directors and senior management of the Company as at the date of this Form 20-F:

Name(1)	Position
Steven McAuley (2)	Director, Chairman and Chief Executive Office
Andrejs Bunkse (2)(3)	Director
Dustin Klein (2)	Director, Senior Vice President of Business Development
Kyle Appleby	Chief Financial Officer
Joseph Cohen	Chief Technology Officer
Andrea Klein	Vice President of Operations

Notes:

(1)	Neither age nor date of birth of directors or senior managers is required to be reported in our home country (Canada) nor otherwise publicly disclosed.

(2)	Member of Audit Committee.

(3)	“Independent” for purposes of National Instrument 52-110– Audit Committees (“NI 52-110”).

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

Kyle Appleby – Chief Financial Officer

Mr. Appleby has been our Chief Financial Officer since October 2020. Mr. Appleby is the owner of CFO Advantage Inc., a CFO service provide for reporting issuers since 2009. Mr. Appleby has acted as CFO for various reporting issuers.

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

During the year ended December 31, 2019, we paid aggregate remuneration to our directors and officers as a group who served in the capacity of director or executive officer during such year $1,301,945 (2018 - $1,479,975).

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

As at December 31, 2019 we had a compensatory plan, contract or arrangement where Mr. Craig Snyder is entitled to receive up to two years salary as a severance payment depending on the date of termination. His final severance was paid in 2019.

We have no additional compensatory plans, contracts or arrangements where an executive officer is entitled to receive in excess of $100,000 in the event of termination, resignation or retirement, a change of control of Empower or a change in responsibilities following a change in control, other than as described in this Form 20-F.

Summary Compensation Table

The following table provides a summary of compensation that we paid to our senior management during the year ended December 31, 2019:

Names and Principal Position	Year	Salary ($)	Share-Based Awards($)	Option-Based Awards($)		Non-Equity Incentive Plan Compensation($)	Pension Value($)	All Other Compensation($)	Total Compensation($)
						Annual incentive plans	Long-term incentive plans
Steven McAuley, President, CEO and Director (1)	2019	259,785		324,869	544,688	Nil	Nil	Nil	Nil	1,129,342
Dustin Klein, SVP Business Development, Director (2)	2019	66,667		Nil	Nil	Nil	Nil	Nil	Nil	66,667
Andrea Klein, VP Operations(2)	2019	83,333		Nil	Nil	Nil	Nil	Nil	Nil	83,333
Andrejs Bunkse, Director(3)	2019	11,250	Nil	11,353		Nil	Nil	Nil	Nil	22,603

(1)
Appointed CEO and Director on January 4, 2019.
(2)
Appointed on April 30, 2019
(3)
Appointed on May 26, 2019

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

Long-Term Incentive Plan Awards

We did not make any long-term incentive plan awards during the years ended December 31, 2019 and 2018.

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

Pursuant to section 6.1 of NI 52-110, as adopted by the Canadian Securities Administrators (the “CSA”), the Company is exempt from the requirements of Parts 3 and 5 of NI 52-110 for the year ended December 31, 2019, by virtue of the Company being a “venture issuer” (as defined in NI 52-110).

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

D.	Employees

As of December 31, 2019 we employed 18 employees. On April 30, 2019, with the acquisition of Sun Valley, we employed 70 employees.

E.	Share Ownership

Common Shares

The shareholdings of our officers and directors are set forth below as of January 27, 2021.

Holder name	No. of Common Shares held	Percentage of holding	Percentage of holding on a fully diluted basis(1)
		% in capital	% in voting	% in capital	% in voting
Steven McAuley (2)	16,950,002	5.81%	5.81%
Andrejs Bunkse (3)	-	-	-	-	-
Dustin Klein (4)	11,029,411	3.79%	3.79%
Kyle Appleby (5)	-	-	-	-	-
Joseph Cohen (6)	-	-	-
Andrea Klein (7)	8,529,411	2.92%	2.92%

Notes:

(1)	“Fully diluted basis” means with the exercise of all warrants and options.

(2)	Steven McAuley is an interested party in the Company by virtue of him serving as Chairman of the Board of Directors, a director and as the Company’s Chief Executive Officer.

(3)	Andrejs Bunkse is an interested party in the Company by virtue of him serving as a director.

(4)
Dustin Klein is an interested party in the Company by virtue of him serving as a director and as the Company’s Senior Vice President of business development. Include the following which were issued on April 30, 2019, 3,676,470 common shares which vested immediately and 7,352,941 common shares which vest quarterly over 36 months from the issuance date.

(5)	Kyle Appleby is an interested party in the Company by virtue of him serving as the Company’s Chief Financial Officer.

(6)	Joseph Cohen is an interested party in the Company by virtue of him serving as the Company’s Chief Technology Officer.

(7)
Andrea Klein is an interested party in the Company by virtue of her serving as the Company’s Vice President of Operations. Include the following which were issued on April 30, 2019, 3,676,470 common shares which vested immediately and 7,352,92 common shares which vest quarterly over 36 months from the issuance date.

Options

Share option transactions and the number of share options outstanding during the nine months ended September 30, 2020 and years ended December 31, 2019, and 2018 are summarized as follows:

	Number of share options	Weighted average exercise price
Outstanding, December 31, 2017	3,300,000	CDN$0.10
Granted	4,300,000	CDN$0.37
Outstanding, December 31, 2018	7,600,000	CDN$0.25
Granted	7,700,000	CDN$0.14
Cancelled	(4,850,000	CDN$0.27
Outstanding, December 30, 2019	10,450,000	CDN$0.16
Granted	1,470,000	CDN$0.05
Outstanding, September 30, 2020	11,920,000	CDN$0.15

Warrants

There are no share purchase warrants, exercisable into common shares of Empower, held by our officers and directors as of September 30, 2020.

Equity Compensation Plans

The following table summarizes our compensation plans under which equity securities are authorized for issuance as at September 30, 2020.

Plan Category	Number of securities to be issued upon exercise of outstanding options, warrants and rights	Weighted-average exercise price of outstanding options, warrants and rights	Number of securities remaining available for future issuance under equity compensation plans(1) (excluding securities reflected in the second column)
Equity compensation plans approved by securityholders	11,920,000	CDN$0.15	7,154,320
Equity compensation plans not approved by securityholders	N/A	N/A	N/A
Total:	11,920,000	CDN$0.15	7,154,320

Notes:

(1)
The number of securities remaining available for future issuance under our 10% rolling stock option plan as at the end of our most recently completed financial year is calculated on the basis of 10% of our issued and outstanding common shares as at such date (being 10% of 190,743,209 = 19,074,320 less 11,920,000 = 7,154,320).

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

Major Shareholders

We are a publicly-held corporation, with our common shares held by residents of the United States, Canada and other countries. To the best of our knowledge, as at September 30, 2020, no person, corporation or other entity beneficially owns, directly or indirectly, or controls more than 5% of our common shares, except as follows:

Name	Number of Common Shares Owned(1)(2)	Percentage(3)
Steven McAuley	16,950,002	5.81%
CDS & CO	225,218,768	77.26%

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

(2)	Each of our common shares entitles the holder thereof to one vote.

(3)	Based on 291,520,720 common shares of Empower issued and outstanding as of the date of this filing.
(4)	CDS & Co. (the registration name for The Canadian Depositary of Securities Limited, which acts as nominee for many Canadian brokerage firms).

Geographic Breakdown of Shareholders

As of January 27, 2021, our shareholder register indicates that our common shares are held as follows:

Location	Number of Common Shares	Percentage of Total Common Shares	Number of Registered Shareholders of Record
United States	22,014,166	7.55%	39
Canada	268,877,675	92.2%	51
Other	628,879	0.00%	5
Total	291,520,720	100%	95

Common shares registered in intermediaries were assumed to be held by residents of the same country in which the clearing house was located.

Transfer Agent

Our securities are recorded in registered form on the books of our transfer agent, Olympia Trust Company Suite 1900, 925 West Georgia Street Vancouver, BC V6C 3L2. However, the majority of such shares are registered in the name of intermediaries such as brokerage houses and clearing houses (on behalf of their respective brokerage clients). We do not have knowledge or access to the identities of the beneficial owners of such common shares registered through intermediaries.

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

None of our directors or senior officers, no associate or affiliate of the foregoing persons, and no insider has or had any material interest, direct or indirect, in any transactions, or in any proposed transaction, which in either such case has materially affected or will materially affect us or our predecessors during the year ended December 31, 2019.

(a)	Compensation of key management personnel:

For the purpose of related party disclosure in accordance with IASB 24, directors, the CEO, CFO, COO and executive vice president are considered key management personnel.

	Year ended December 31,
	2019	2018
	U.S. dollars in thousands

Salaries and benefits	$734,655	$587,558
Directors fees	11,250	-
Share-based compensation	556,040	892,417

	$1,301,945	$1,479,975

C.	Interests of Experts and Counsel

Not applicable.

ITEM 8	FINANCIAL INFORMATION

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

Common Shares

Our authorized capital consists of an unlimited number of common shares without par value, of which 137,697,430 common shares were issued and outstanding as of December 31, 2019. All common shares are initially issued in registered form. There are no restrictions on the transferability of our common shares imposed by our constituting documents.

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

As at December 31, 2019 14,602,954 common shares were subject to escrow.

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

●
an individual who is a citizen or resident of the U.S.;

●
a corporation (or other entity taxable as a corporation for U.S. federal income tax purposes) organized under the laws of the U.S., any state thereof or the District of Columbia;

●
an estate whose income is subject to U.S. federal income taxation regardless of its source; or

●
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

The table below summarizes the net monetary assets and liabilities held in foreign currencies:

	As at December 31,
	2019	2018

CDN$ net monetary liabilities	$2,434,448	$171,578
	$2,434,448	$171,578

The effect on loss before income tax for the year ended December 31, 2019, of a 10.0% change in the foreign currencies against the US dollar on the above-mentioned net monetary assets and liabilities of the Company is estimated to be an increase/decrease of $316,186 (2018 - $17,157) assuming that all other variables remained constant.

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

Under the supervision and with the participation of Mr. Steven McAuley, who serves as our Chief Executive Officer and Mr. Kyle Appleby who serves as our Chief Financial Officer, our management assessed the effectiveness of our internal control over financial reporting as at December 31, 2019. In making this assessment, our management used the criteria, established in Internal Control-Integrated Framework issued by the Committee of Sponsoring Organizations of the Treadway Commission (COSO). Based upon this assessment, our management concluded that our internal control over financial reporting was ineffective as at December 31, 2019.

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

Changes in Internal Control over Financial Reporting

During the period ended December 31, 2019, there were changes which created ineffective internal controls over financial reporting (as defined in Rules 13a-15(f) and 15d-15(f) of the Exchange Act) that have materially affected, or are reasonably likely to materially affect, our internal control over financial reporting.

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

The following table sets forth information regarding the amount billed to us by our principal independent auditors, MNP LLP for the fiscal year ended December 31, 2019 and 2018:

	Year Ended December 31
	2019	2018
Audit Fees:	$135,000	$71,310
Audit Related Fees:	57,770	nil
Tax Fees:	nil	nil
Total:	$192,770	$71,310

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

Financial Statements Filed as Part of this Annual Report

●
Report of Independent Registered Public Accounting Firm dated July 23, 2020;

●
Consolidated statement of financial position for the fiscal years ended December 31, 2019 and 2018;

●
Consolidated statements of comprehensive profit and loss for the fiscal years ended December 31, 2019 and 2018;

●
Consolidated statements of changes in (deficit) equity for the fiscal years ended December 31, 2019 and 2018;

●
Consolidated statements of cash flows for the fiscal years ended December 31, 2019 and 2018; and

●
Notes to consolidated financial statements

EMPOWER CLINICS INC.
(formerly ADIRA ENERGY LTD.)

CONSOLIDATED FINANCIAL STATEMENTS

FOR THE YEARS ENDED
DECEMBER 31, 2019, 2018, 2017

INDEX

Page
Independent Auditors’ Report	45

Consolidated Statements of Financial Position	46

Consolidated Statements of Comprehensive Loss	47

Consolidated Statements of Changes in Equity	49

Consolidated Statements of Cash Flows	48

Notes to Consolidated Financial Statements	51 - 94

Report of Independent Registered Public Accounting Firm

To the Board of Directors and Shareholders of Empower Clinics Inc.

Opinion on the Consolidated Financial Statements

We have audited the accompanying consolidated statements of financial position of Empower Clinics Inc. (the Company) as of December 31, 2019 and 2018, and the related consolidated statements of loss and comprehensive loss, changes in equity, and cash flows for each of the years in the three year period ended December 31, 2019, and the related notes (collectively referred to as the consolidated financial statements).

In our opinion, the consolidated financial statements present fairly, in all material respects, the consolidated financial position of the Company as of December 31, 2019 and 2018, and the results of its consolidated operations and its consolidated cash flows for each of the years in the three year period ended December 31, 2019, in conformity with International Financial Reporting Standards as issued by the International Accounting Standards Board.

Material Uncertainty Related to Going Concern

The accompanying consolidated financial statements have been prepared assuming that the Company will continue as a going concern. As discussed in Note 1 to the consolidated financial statements, the Company has suffered recurring losses from operations and has a net working capital deficiency that raise substantial doubt about its ability to continue as a going concern. Management's plans in regard to these matters are also described in Note 1. The consolidated financial statements do not include any adjustments that might result from the outcome of this uncertainty.

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

Toronto, Ontario
July 23, 2020

EMPOWER CLINICS INC.
(Formerly Adira Energy Ltd.)
CONSOLIDATED STATEMENTS OF FINANCIAL POSITION
(in United States dollars)

	Note	December 31, 2019	December 31, 2018
ASSETS
Current
Cash		$179,153	$157,668
Accounts receivable		24,482	-
Prepaid expenses		38,382	29,475
Inventory	2	21,848	-
Total current assets		263,865	187,143

Promissory note	6	122,573	-
Property and equipment	7	797,423	127,060
Intangible assets	8	254,640	71,617
Assets held for sale	9	-	127,972
Goodwill	8	117,218	-

Total assets		$1,555,719	$513,792

LIABILITIES
Current
Accounts payable and accrued liabilities	10,22	$1,874,990	$1,554,892
Share subscriptions		-	61,167
Current portion of notes payable	11	969,891	610,444
Due to related parties	23	-	12,575
Convertible debentures payable	14	427,320	274,466
Conversion feature	14	2,795	22,565
Convertible notes payable	12	192,717	-
Secured loan payable	13	761,711	717,460
Current portion of lease liability	15	219,800	-
Current portion of warrant liability	16	-	4,474
Total current liabilities		4,449,224	3,258,043

Lease liability	15	515,096	-
Notes payable	11	-	150,271
Warrant liability	16	106,312	101,698
Total liabilities		5,070,632	3,510,012

EQUITY
Issued capital	17(a)	7,827,310	5,401,024
Shares to be issued	11(k)	22,050	-
Contributed surplus		1,501,361	892,417
Warrant reserve		146,685	80,280
Deficit		(13,012,319)	(9,369,941)
Total shareholders’ equity (deficit)		(3,514,913)	(2,996,220)

Total liabilities and shareholders’ deficit		$1,555,719	$513,792
Nature of operations and going concern (note 1)
Commitments and contingencies (note 25)
Events after the reporting period (note 26)

Approved and authorized by the Board of Directors on July 23, 2020:

“Steven McAuley”	Director	“Dustin Klein”	Director

The accompanying notes are an integral part of these consolidated financial statements.

EMPOWER CLINICS INC.
(Formerly Adira Energy Ltd.)
CONSOLIDATED STATEMENTS OF LOSS AND COMPREHENSIVE LOSS
For the years ended December 31, 2019, 2018 and 2017
(in United States dollars)

	Note	2019	2018	2017

Revenues
Clinic services	23	$1,949,549	$1,091,386	$1,507,050
Product revenues		82,032	-	-
Total revenues		2,031,581	1,091,386	1,507,050

Direct clinic expenses
Medical personnel costs		693,150	268,905	456,645
Travel clinic costs		100,224	148,142	182,189
Cost of goods sold	2	32,902	-	-
Total direct clinic expenses		826,276	417,047	638,834

Earnings from clinic operations		1,205,305	674,339	868,216

Operating expenses	18,23	2,933,619	2,517,681	2,037,008
Legal and professional fees	5	1,015,743	1,450,141	1,131,041
Depreciation and amortization expense	7,8	327,059	123,473	103,372
Share-based payments	17(c),23	608,944	892,417	5,433
Loss from operations		(3,680,060)	(4,309,373)	(2,408,638)

Other expenses (income)
Listing fee	4	-	1,308,808	-
Accretion expense	11,14	114,515	241,521	667,373
Interest expense	11-15	240,539	126,375	186,001
Share issuance costs	17	129,965	-	-
Interest income	6	(4,977)	-	-
Gain on debt settlement or accounts payable	10,17(a)	(15,130)	-	(106,360)
Gain on termination of leases	7	(76,617)	-	-
Impairment loss on write off of property and equipment	7	196,252	-	-
Gain on change in fair value of warrant liability	16	(2,065,781)	(1,598,425)	-
Gain on change in fair value of conversion feature	14	(587,229)	(890,136)	-
Impairment of intangible assets	8	93,757	64,200	-
Impairment of goodwill	8	2,377,397	-	-
Impairment of assets held for sale	9	-	57,072	-
Restructuring expense, net	19	88,808	110,424	-
Other expense (income), net		130,104	60,706	(45,731)
		621,603	(519,455)	701,283

Net loss and comprehensive loss for the year		$(4,301,663)	$(3,789,918)	$(3,109,921)

Loss per share
Basic		$(0.04)	$(0.06)	$(0.06)
Diluted		$(0.04)	$(0.06)	$(0.06)

Weighted average number of shares outstanding
Basic		117,289,366	66,670,041	48,072,262
Diluted		117,289,366	66,670,041	48,072,262

The accompanying notes are an integral part of these consolidated financial statements.

EMPOWER CLINICS INC.
(Formerly Adira Energy Ltd.)
CONSOLIDATED STATEMENTS OF CASH FLOWS
For the years ended December 31, 2019, 2018 and 2017
(in United States dollars)

	Note	2019	2018	2017
Operating activities
Net loss and comprehensive loss		$(4,301,663)	$(3,789,918)	$(3,109,921)
Items not involving cash:
Depreciation and amortization expense	7,8	327,059	123,474	103,372
Share-based payments	17(c),23	608,944	892,417	5,433
Non-cash listing fee	4	-	942,937	-
Accretion expense	11,14	114,515	241,521	667,373
Interest expense	11-15	240,539	125,904	168,467
Impairment loss on write off of property and equipment	7	196,252	-	-
Gain on termination of leases		(76,617)	-	-
(Gain) loss on change in fair value of warrant liability	16	(2,065,781)	(1,598,425)	8,435
Gain on change in fair value of conversion feature	14	(587,229)	(890,136)	-
Gain on debt settlement	17	(15,130)	-	(106,360)
Shares issued for compensation	17(a),23	304,721	477,180	65,722
Shares issued for restructuring		-	216,873	-
Shares issued for services	17(a)	208,153	560,980	-
Warrants issued for services	16	-	-	-
Impairment of intangible assets	8	93,757	64,200	-
Impairment of goodwill	8	2,377,397	-	-
Impairment of assets held for sale	9	-	57,072	-
		(2,575,083)	(2,575,921)	(2,197,479)
Changes in working capital:
Accounts receivable		(24,116)	847	1,155
Prepaid expenses		10,846	(5,463)	(20,512)
Inventory		(21,848)	-	-
Accounts payable and accrued liabilities		337,013	(255,173)	629,076
Net cash used in operating activities		(2,273,188)	(2,835,710)	(1,587,760)

Investing activities
Acquisition of property and equipment	7	(3,828)	(100,227)	(31,598)
Investment in Sun Valley, net	5	(787,318)	-	-
Net cash used in investing activities		(791,146)	(100,227)	(31,598)

Financing activities
Proceeds from issue of shares	17(a)	1,876,938	2,092,295	116,522
Repayment to related parties	23	(12,575)	-	-
Proceeds from issuance of notes payable		321,935	-
Proceeds from exercise of warrants	17(a)	61,287	-	-
Proceeds from share subscriptions		-	61,167	-
Proceeds from issuance of convertible debenture	14	753,491	442,437	1,180,314
Proceeds from issuance of convertible notes payable	11	188,893	495,449	399,985
Repayment of notes payable	11	-	-	(31,000)
Cash acquired in acquisition	5	94,090	-	-
Proceeds on sale of assets held for sale	9	5,472	-	-
Repayment to related party	23	-	(3,595)	(58,765)
Lease payments	15	(203,712)	-	-
Cash acquired in the Transaction	4	-	13,000	-
Bank indebtedness		-	(7,148)	7,148
Net cash provided by financing activities		3,085,819	3,093,604	1,614,204

Increase (decrease) in cash		21,485	157,668	(5,154)
Cash, beginning of year		157,668	-	5,154
Cash, end of year		$179,153	$157,668	$-
Supplemental disclosure with respect to cash flows (note 21)

The accompanying notes are an integral part of these consolidated financial statements.

EMPOWER CLINICS INC.
(Formerly Adira Energy Ltd.)
CONSOLIDATED STATEMENTS OF CHANGES IN EQUITY
For the years ended December 31, 2019, 2018 and 2017
(in United States dollars, except share numbers)

	Note	Number	Issued capital	Shares to be issued	Warrant reserve	Contributed surplus	Equity component of convertible debentures	Deficit	Total

Balance, December 31, 2016		16,100,000	$248,500	$120,000	$-	$-	$222,417	$(2,470,102)	$(1,879,185)
Shares issued for cash		32,237,225	302,244	(120,000)	-	-	-	-	182,244
Net loss and comprehensive loss for the year		-	-	-	-	-	-	(3,109,921)	(3,109,921)
Balance, December 31, 2017		48,337,225	550,744	-	-	-	222,417	(5,580,023)	(4,806,862)
Shares issued - Transaction consideration	4,17(a)	2,544,075	614,415	-	-	-	-	-	614,415
Shares issued for cash	17(a)	8,756,376	2,092,295	-	80,280	-	-	-	2,224,717
Shares issued on conversion of convertible debentures	14,17	11,796,046	1,010,363	-	-	-	(222,417)	-	790,286
Shares issued on conversion of notes payable	11,17	785,949	157,079	-	-	-	-	-	102,597
Shares issued to former CEO	17	2,000,000	477,180	-	-	-	-	-	477,180
Shares issued for restructuring	17	1,204,851	216,873	-	-	-	-	-	216,873
Shares issued for services	17	2,423,076	282,075	-	-	-	-	-	282,075
Share-based payments	17	-	-	-	-	892,417	-	-	892,417
Net loss and comprehensive loss for the year		-	-	-	-	-	-	(3,789,918)	(3,789,918)
Balance, December 31, 2018		77,847,598	$5,401,024	$-	$80,280	$892,417	$-	$(9,369,941)	$(2,996,220)

The accompanying notes are an integral part of these consolidated financial statements.

	Note	Number	Issued capital	Shares to be issued	Warrant reserve	Contributed surplus	Equity component of convertible debentures	Deficit	Total

Balance, December 31, 2018		77,847,598	$5,401,024	$-	$80,280	$892,417	$-	$(9,369,941)	$(2,996,220)
Adjustment on application of IFRS 16	3	-	-	-	-		-	(9,951)	(9,951)
Adjusted balance, January 1, 2019		77,847,598	5,401,024	-	80,280	892,417	-	(9,379,892)	(3,006,171)
Shares issued for Sun Valley acquisition	5,17	22,409,425	2,143,566	-	-	-	-	-	2,143,566
Shares issued for cash	17	24,452,500	55,873	-	-	-	-	-	55,873
Shares issued for conversion of notes payable	11,17	2,500,000	7,254	-	-	-	-	-	7,254
Shares issued for conversion of debentures	14,17	3,991,524	55,997	-	-	-	-	-	55,997
Shares issued for compensation	17,23	7,400,000	304,721	-	-	-	-	-	304,721
Shares issued for services		1,500,000	257,041	-	-	-	-	-	257,041
Shares issued to settle accounts payable	17	1,686,861	208,153	-	-	-	-	-	208,153
Shares cancelled	10,17	(4,657,553)	(669,236)	-	-	-	-	669,236	-
Shares cancelled and to be reissued	17,26	-	(15,239)	15,239	-	-	-	-	-
Shares issued for exercise of warrants	16,17	431,075	61,287	-	-	-	-	-	61,287
Shares issued to agents	14,17	136,000	20,255	-	-	-	-	-	20,255
Shares to be issued for note payable	11,17	-	-	6,811	-	-	-	-	6,811
Share issue costs	11,17	-	(3,386)	-	66,405	-	-	-	63,019
Share based payments	17	-	-	-	-	608,944	-	-	608,944
Net loss and comprehensive loss for the year		-	-	-	-	-	-	(4,301,663)	(4,301,663)
Balance, December 31, 2019		137,697,430	$7,827,310	$22,050	$146,685	$1,501,361	$-	$(13,012,319)	$(3,514,913)

The accompanying notes are an integral part of these consolidated financial statements.

 EMPOWER CLINICS INC.
(Formerly Adira Energy Ltd.)
NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS
December 31, 2019, 2018 and 2017
(in United States dollars, except where noted)

1.
NATURE OF OPERATIONS AND GOING CONCERN

Empower Clinics Inc. (“Empower” or the “Company”) was incorporated under the laws of the Province of British Columbia on April 28, 2015. The Company is a leading owner and operator of medical cannabis clinics and developer of medical products in the US, focused on enabling individuals to improve and protect their health.

This business is conducted through Empower’s wholly-owned Nevada, USA subsidiary, Empower Healthcare Corp. and on April 16, 2019, the Company incorporated a wholly-owned Delaware corporation, Empower Healthcare Assets Inc. (“EHA”). Through a series of transactions on April 30, 2019, EHA acquired all the outstanding membership interest of Sun Valley Certification Clinics Holdings, LLC and its subsidiaries Sun Valley Alternative Health Centers, LLC, Sun Valley Alternative Health Centers West, LLC, Sun Valley Alternative Health Centers NV, LLC, Sun Valley Alternative Health Centers Tucson, LLC, Sun Valley Alternative Health Centers Mesa, LLC, and Sun Valley Certification Clinics Franchising, LLC (collectively “Sun Valley”) (note 5).

The registered office of the Company is located at Suite 918 - 1030 West Georgia Street, Vancouver, British Columbia, Canada, V6C 1G8. The Company’s U.S. headquarters are at 105 SE 18th Avenue, Portland, Oregon.

Reverse takeover

On April 23, 2018, the Company completed its previously disclosed reverse takeover transaction (“RTO”) of Adira Energy Ltd. (note 4). Following the RTO, on April 30, 2018 the Company listed on the Canadian Securities Exchange (the “CSE”) under ticker symbol “EPW” then subsequently changed its ticker symbol on April 10, 2019 to “CBDT”, on the OTC, part of the OTC Markets Group, under the ticker “EPWCF” and on the Frankfurt Stock Exchange under the ticker “8EC”. On closing of the RTO, the Company’s name was changed from Adira Energy Ltd to Empower Clinics Inc.

Share consolidation

On April 19, 2018, in anticipation of the completion of the RTO, Adira filed articles of amendment to complete an approved share consolidation of the Adira’s issued and outstanding common shares on the basis of 6.726254 pre-consolidated common shares for one post-consolidated common share. The share consolidation affects all issued and outstanding common shares, options and warrants. All information relating to basic and diluted earnings per share, issued and outstanding common shares (note 17), share options (note 17(b)) and warrants (note 17(c)), and per share amounts in these consolidated financial statements have been adjusted retrospectively to reflect the share consolidation.

Going concern

At December 31, 2019, the Company had a working capital deficiency of $4,185,359 (December 31, 2018 - $3,070,900), has not yet achieved profitable operations, and has accumulated deficit of $13,012,319 (December 31, 2018 - $9,369,941). The ability of the Company to ensure continuing operations is dependent on the Company’s ability to raise sufficient funds to finance development activities and expand sales.

Further, the Arizona Marijuana Legalization Initiative may appear on the ballot in Arizona as an initiated state statute on November 3, 2020. The ballot initiative would legalize the possession and use of recreational marijuana for adults (age 21 years or older). The ballot initiative would allow people to grow no more than six marijuana plants for personal use in their residence, as long as the plants are within an enclosed area with a lock and beyond public view. The legalization in Arizona could have a material adverse affect on the Company’s operations within the state. Management of the Company cannot be certain as to the impact that legalization of recreational adult use would have on their clinic operations; however, it is expected that it reasonably possible that it would result in a decline in patient visits and thus patient revenue, as was experienced in Oregon.

 EMPOWER CLINICS INC.
(Formerly Adira Energy Ltd.)
NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS
December 31, 2019, 2018 and 2017
(in United States dollars, except where noted)

1.
NATURE OF OPERATIONS AND GOING CONCERN (continued)

These circumstances represent a material uncertainty that may cast significant doubt on the Company’s ability to continue as a going concern and ultimately the appropriateness of the use of accounting principles applicable to a going concern.

These consolidated financial statements have been prepared using accounting principles applicable to a going concern and do not reflect adjustments, which could be material, to the carrying values of the assets and liabilities. See note 26 for events after the reporting period.

2.
BASIS OF PREPARATION

a)
Statement of compliance

These consolidated financial statements of Company have been prepared in accordance with International Financial Reporting Standards ("IFRS") as issued by the International Accounting Standards Board (“IASB”) and interpretations issued by the International Reporting Interpretation Committee (“IFRIC”) for all periods presented. These consolidated financial statements were approved by the Board of Directors and authorized for issue on July 23, 2020.

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

d)
Basis of consolidation

On April 16, 2018, the Company completed a reverse takeover transaction with Adira Energy Ltd. The transaction was structured as a series of transactions, including a Canadian three-cornered amalgamation transaction as explained further in note 4. As a result of these reorganizations described above, the accompanying consolidated financial statements include the accounts of the Company and its wholly-owned subsidiaries.

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

 EMPOWER CLINICS INC.
(Formerly Adira Energy Ltd.)
NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS
December 31, 2019, 2018 and 2017
(in United States dollars, except where noted)

2.
BASIS OF PREPARATION (continued)

All inter-company balances, transactions, revenues and expenses have been eliminated on consolidation. These consolidated financial statements incorporate the accounts of the Company and the following subsidiaries:

Name of subsidiary	Country of Incorporation	Percentage Ownership	Functional Currency	Principal Activity
S.M.A.A.R.T. Holdings Inc.	USA	100%	USD	Holding company
Empower Healthcare Corp.	Canada	100%	USD	Holding company
Empower Healthcare Corp.	USA	100%	USD	Clinic operations
SMAART, Inc.	USA	100%	USD	Holding company
The Hemp and Cannabis Co. (1)	USA	100%	USD	Holding company
THCF Access Point (1)	USA	100%	USD	Holding company
Empower Healthcare Assets Inc.(2)	USA	100%	USD	Holding company
Sun Valley Heath Holdings, LLC (3)	USA	100%	USD	Holding company
Sun Valley Health Franchising, LLC (3)	USA	100%	USD	Clinic operations
Sun Valley Health, LLC (3)	USA	100%	USD	Clinic operations
Sun Valley Health West, LLC (3)	USA	100%	USD	Clinic operations
Sun Valley Health Tucson, LLC (3)	USA	100%	USD	Clinic operations
Sun Valley Health Mesa, LLC (3)	USA	100%	USD	Clinic operations
Sun Valley Alternative Health Centres NV, LLC (3)	USA	100%	USD	Clinic operations

(1)
These companies were inactive during the year ended December 31, 2019.
(2)
This Company was incorporated on April 27, 2019.
(3)
These Companies were acquired as part of the Sun Valley acquisition on April 30, 2019 (note 5)

3.
SIGNIFICANT ACCOUNTING POLICIES

a)
New and amended IFRS standards that are effective for the year ended December 31, 2019

Leases

Effective January 1, 2019, the Company adopted IFRS 16 - Leases (IFRS 16) using the modified retrospective approach. The new standard requires a lessee to recognize a liability to make lease payments (the lease liabilities) and an asset to recognize the right to use the underlying asset during the lease term (the right-of-use assets) in the statement of financial position. The Company recognized the after-tax cumulative effect of initially applying IFRS 16 as an adjustment to opening retained earnings at January 1, 2019. Comparative information has not been restated and continues to be reported under IAS 17 - Leases (IAS 17) and IFRIC 4 - Determining Whether an Arrangement Contains a Lease (IFRIC 4).

The Company used the practical expedient not to reassess whether a contract is or contains a lease at January 1, 2019. Instead, the Company applied IFRS 16 only to contracts previously identified as leases under IAS 17 and IFRIC 4.

The Company also used the following practical expedients to account for leases at January 1, 2019:

●
Applied a single discount rate to a portfolio of leases with similar characteristics.

●
Relied on the Company’s assessment of whether leases are onerous immediately before January 1, 2019.

●
Applied recognition exemptions for operating leases when the underlying asset was of low value or the lease term ends within 12 months. The payments associated with these leases are recognized as an expense in operating expenses.

 EMPOWER CLINICS INC.
(Formerly Adira Energy Ltd.)
NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS
December 31, 2019, 2018 and 2017
(in United States dollars, except where noted)

3.
SIGNIFICANT ACCOUNTING POLICIES (continued)

●
Excluded initial direct costs when measuring the right-of-use asset at January 1, 2019.

●
Used hindsight to determine the lease term when the contract contained options to extend or terminate the lease.

These policies apply to contracts entered into or changed on or after January 1, 2019. A contract is a lease or contains a lease if it conveys the right to control the use of an asset for a time period in exchange for consideration.

To identify a lease, the Company (1) considers whether an explicit or implicit asset is specified in the contract and (2) determines whether the Company obtains substantially all the economic benefits from the use of the underlying asset by assessing numerous factors, including but not limited to substitution rights and the right to determine how and for what purpose the asset is used.

When assessing the lease term, management considers all facts and circumstances that create an economic incentive to exercise an extension option or to not exercise a termination option. This judgment is based on factors such as contract rates compared to market rates, economic reasons, significance of leasehold improvements, termination and relocation costs, installation of specialized assets, residual value guarantees, and any sublease term.

The Company has elected not to recognize right-of-use assets and lease liabilities for low-value assets or short-term leases with a term of 12 months or less. These lease payments are recognized in operating expenses over the lease term.

The lease liability is initially measured at the present value of the lease payments that are not paid. The Company elected to not separate non-lease components from lease components and to account for the non-lease and lease components as a single lease component. Lease payments generally include fixed payments less any lease incentives receivable. The lease liability is discounted using the interest rate implicit in the lease or, if that rate cannot be readily determined, the Company’s incremental borrowing rate. The Company estimates the incremental borrowing rate based on the lease term, collateral assumptions, and the economic environment in which the lease is denominated. The lease liability is subsequently measured at amortized cost using the effective interest method. The lease liability is remeasured when the expected lease payments change as a result of new assessments of contractual options and residual value guarantees.

The right-of-use asset is recognized at the present value of the liability at the commencement date of the lease less any incentives received from the lessor. Added to the right-of-use asset are initial direct costs, payments made before the commencement date, and estimated restoration costs. The right-of-use asset is subsequently depreciated on a straight-line basis from the commencement date to the earlier of the end of the useful life of the right-of-use asset or the end of the lease term. The right-of-use asset is periodically reduced by impairment losses, if any, and adjusted for certain remeasurements of the lease liability.

For leases previously classified as operating leases, lease liabilities were measured at the present value of the remaining lease payments, discounted using the Company’s weighted-average incremental borrowing rate, calculated in accordance with IFRS 16, at January 1, 2019, of 6%. Associated right-of-use assets for certain property leases, elected on a lease-by-lease basis, were measured retrospectively as though IFRS 16 had been applied since the commencement date. The right-of-use asset was adjusted by the amount of any prepaid, accrued lease payments, or acquisition lease advantages or disadvantages relating to that lease and recognized in the statements of financial position as at December 31, 2018.

 EMPOWER CLINICS INC.
(Formerly Adira Energy Ltd.)
NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS
December 31, 2019, 2018 and 2017
(in United States dollars, except where noted)

3.
SIGNIFICANT ACCOUNTING POLICIES (continued)

The lease liabilities as at January 1, 2019 can be reconciled to the operating lease commitments as of December 31, 2018 as follows:

Operating lease commitments as at December 31, 2018	$180,696
Weighted average incremental borrowing rate as at January 1, 2019	6%
Lease liability as at January 1, 2019	$138,444

As a result of the initial application of IFRS 16, in relation to the leases that were previously classified as operating leases, the Company recognized right-of-use assets with a cost of $324,972 and accumulated depreciation of $196,479 and lease liabilities of $138,444 as at January 1, 2019. The difference of $9,951 was recorded as a direct charge to deficit.

b)
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

ii.
Assessment of Cash Generating Units

For impairment assessment and testing, assets are grouped together into the smallest group of assets that generates cash inflows from continuing use that are largely independent of the cash inflows of other assets or cash generating unit (“CGU”). The Company applies judgement in assesses the smallest group of assets that comprise a single CGU. As each clinic has its own cash inflows, each clinic is considered a separate CGU.

 EMPOWER CLINICS INC.
(Formerly Adira Energy Ltd.)
NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS
December 31, 2019, 2018 and 2017
(in United States dollars, except where noted)

3.
SIGNIFICANT ACCOUNTING POLICIES (continued)

iii.
Assessment of useful lives of property and equipment and intangible assets

Management reviews its estimate of the useful life of property and equipment and intangible assets annually and accounts for any changes in estimates prospectively. The Company applied judgment in determining the useful lives of trademarks and patient records with less than an indefinite life. In addition, the Company applied judgment in determining the useful lives of the right of use assets and leasehold improvements for purposes of assessing the shorter of the useful life or lease term.

iv.
Assessment of indicators of impairment
At the end of each reporting period, the Company assesses whether there are any indicators, from external and internal sources of information, that an asset or CGU may be impaired, thereby requiring adjustment to the carrying value. The Company identified the sustained decrease in market capitalization and change in Arizona licensing regulations as an indicator of impairment during the year ended December 31, 2019. As a result of these impairment indicators, the Company assessed the intangible assets and goodwill for impairment at the group of synergistic CGUs level and concluded that the recoverable value of the Sun Valley CGU as a whole (comprising of multiple locations) was less than its carrying value and an impairment loss was recognized on intangible assets and goodwill.

v.
Revenue recognition

a.
Determination of performance obligations

The Company applied judgement to determine if a good or service that is promised to a customer is distinct based on whether the customer can benefit from the good or service on its own or together with other readily available resources and whether the good or service is separately identifiable. Based on these criteria, the Company determined the primary performance obligation relating to its sales contracts is the delivery of the medical services or sale of product, each representing a single performance obligation with consideration allocated accordingly.

b.
Transfer of control

Judgement is required to determine when transfer of control occurs relating to the medical services to its customers. Management based its assessment on a number of indicators of control, which include, but are not limited to whether the Company has present right of payment, whether delivery of medical services has occurred and whether the physical possession of the goods, significant risks and rewards and legal title have been transferred to the customer.

vi.
Expected credit losses

In calculating the expected credit loss on financial instruments, management is required to make a number of judgments including the probability of possible outcomes with regards to credit loss, the discount rate to use for time value of money and whether the financial instrument’s credit risk has increased significantly since initial recognition.

 EMPOWER CLINICS INC.
(Formerly Adira Energy Ltd.)
NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS
December 31, 2019, 2018 and 2017
(in United States dollars, except where noted)

3.
SIGNIFICANT ACCOUNTING POLICIES (continued)

vii.
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

viii.
Equity-settled share-based payments

Share-based payments are measured at fair value. Options and warrants are measured using the Black-Scholes option pricing model based on estimated fair values of all share-based awards at the date of grant and are expensed to the consolidated statement of loss and comprehensive loss over each award’s vesting period. The Black-Scholes option pricing model utilizes subjective assumptions such as expected price volatility and expected life of the option. Changes in these input assumptions can significantly affect the fair value estimate.

ix.
Warrant liability and conversion feature

Warrant liability and conversion feature are measured at fair value using the Black-Scholes option pricing model based on estimated fair values at the date of grant and revalued at period end to the consolidated statement of loss and comprehensive loss over the life of the instruments. The Black-Scholes option pricing model utilizes subjective assumptions such as expected price volatility and expected life of the option. Changes in these input assumptions can significantly affect the fair value estimate.

x.
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

 EMPOWER CLINICS INC.
(Formerly Adira Energy Ltd.)
NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS
December 31, 2019, 2018 and 2017
(in United States dollars, except where noted)

3.
SIGNIFICANT ACCOUNTING POLICIES (continued)

xi.
Leases as a result of adopting IFRS 16

Identifying whether a contract includes a lease

IFRS 16 applies a control model to the identification of leases, distinguishing between a lease and a service contract on the basis of whether the customer controls the asset. The Company had to apply judgment on certain factors, including whether the supplier has substantive substitution rights, does the Company obtain substantially all of the economic benefits and who has the right to direct the use of that asset.

Incremental borrowing rate

When the Company recognizes a lease, the future lease payments are discounted using the Company’s incremental borrowing rate. This significant estimate impacts the carrying amount of the lease liabilities and the interest expense recorded on the consolidated statement of loss and comprehensive loss.

Estimate of lease term

When the Company recognizes a lease, it assesses the lease term based on the conditions of the lease and determines whether it will extend the lease at the end of the lease contract or exercise an early termination option. As it is not reasonably certain that the extension or early termination options will be exercised, the Company determined that the term of its leases are the lesser of original lease term or the life of the leased asset. This significant estimate could affect future results if the Company extends the lease or exercises an early termination option.

xii.
Business combinations

Judgment is used in determining whether an acquisition is a business combination or an asset acquisition.

In a business combination, all identifiable assets, liabilities and contingent liabilities acquired are recorded at their fair values. One of the most significant estimates relates to the determination of the fair value of these assets and liabilities including assessing the fair value of any favourable or unfavorable lease terms. For any intangible asset identified, depending on the type of intangible asset and the complexity of determining its fair value, an independent valuation expert or management may develop the fair value, using appropriate valuation techniques, which are generally based on a forecast of the total expected future net cash flows. The evaluations are linked closely to the assumptions made by management regarding the future performance of the assets concerned and any changes in the discount rate applied.

c)
Foreign currency translation

In preparing the financial statements of each individual group entity, transactions in currencies other than the entity's functional currency (“foreign currencies”) are translated at the rates of exchange prevailing at the dates of the transactions. At the end of each reporting period, monetary assets and liabilities denominated in foreign currencies are translated at the exchange rates prevailing at that date. Exchange gains and losses are recognized on a net basis in on the consolidated statement of loss and comprehensive loss for the year.

d)
Cash

Cash consists of cash at banks and on hand.

 EMPOWER CLINICS INC.
(Formerly Adira Energy Ltd.)
NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS
December 31, 2019, 2018 and 2017
(in United States dollars, except where noted)

3.
SIGNIFICANT ACCOUNTING POLICIES (continued)

e)
Inventory

Inventories are valued initially at cost and subsequently at the lower of cost and net realizable value. All direct and indirect costs related to inventory are capitalized as they are incurred.

Net realizable value is determined as the estimated selling price in the ordinary course of business less the estimated costs of completion and the estimated costs necessary to make the sale. Cost is determined using the weighted average cost basis. Products for resale and supplies and consumables are valued at the lower of cost and net realizable value. The Company reviews inventory for obsolete and slow-moving goods and any such inventory is written down to net realizable value.

Inventory consists entirely of finished goods, there are no reserves taken against inventory and the amount of inventory expensed in cost of goods sold is $12,985.

f)
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

g)
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

h)
Depreciation and amortization

Depreciation and amortization is provided using the straight-line basis over the following terms:

Furniture and equipment	3 - 5 years
Leasehold improvements	5 years
Right of use	1 – 5 years
Patient records	5 years
Trademarks and domain names	5 years
Management software	5 years

 EMPOWER CLINICS INC.
(Formerly Adira Energy Ltd.)
NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS
December 31, 2019, 2018 and 2017
(in United States dollars, except where noted)

3.
SIGNIFICANT ACCOUNTING POLICIES (continued)

Depreciation commences on the date the asset is available for use. An asset’s residual value, useful life and amortization method are reviewed at each financial year end and adjusted if appropriate. When parts of an item of equipment have different useful lives, they are accounted for as separate items (major components) of equipment. Gains and losses on disposal of an item of equipment are determined by comparing the proceeds from disposal with the carrying amount of the equipment and are recognized in consolidated statement of loss and comprehensive loss.

i)
Assets held for sale

Non-current assets, or disposal groups comprising assets and liabilities, are classified as held for sale if it is highly probable that they will be recovered primarily through sale rather than through continuing use. Such assets, or disposal groups, are generally measured as the lower of their carrying amount and fair value less costs to sell.

j)
Provisions

A provision is recognized if, as a result of a past event, the Company has a present legal or constructive obligation that can be estimated reliably, and it is probable that an outflow of economic benefits will be required to settle the obligation.

Constructive obligations are obligations that derive from the Company’s actions where:

●
by an established pattern of past practice, published policies or a sufficiently specific current statement, the Company has indicated to other parties that it will accept certain responsibilities; and,
●
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

Provisions are reduced by actual expenditures for which the provision was originally recognized. Provisions are determined by discounting the expected future cash flows at a pre-tax rate that reflects the current market assessments of the time value of money and the risks specific to the liability. The accretion of the discount is charged to the consolidated statement of loss and comprehensive loss.

k)
Convertible debentures

The convertible debentures were determined to be compound instruments, comprising a financial liability (debt obligation) and derivative liability component (conversion option). As the debentures are convertible into units, each comprising a common share and a warrant, the debt and conversion feature are presented separately. The conversion option is classified as a derivative liability under the principles of IFRS 9 - Financial Instruments. As the exercise price of the convertible debenture is fixed in Canadian dollars and the functional currency of the Company is the US dollar, the conversion option is considered a derivative liability in accordance with IAS 32 - Financial Instruments: Presentation as a variable amount of cash in the Company’s functional currency will be received upon exercise.

The conversion option is recognized at fair value using the Black-Scholes option pricing model and the listed trading price at the date of issue. The conversion option is initially recorded as a liability at fair value with any subsequent changes in fair value recognized in the consolidated statement of loss and comprehensive loss.

 EMPOWER CLINICS INC.
(Formerly Adira Energy Ltd.)
NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS
December 31, 2019, 2018 and 2017
(in United States dollars, except where noted)

3. SIGNIFICANT ACCOUNTING POLICIES (continued)

Using the residual method, the carrying amount of the financial liability component is the difference between the principal amount and the initial carrying value of the conversion option. The debentures, net of the derivative lability component is accreted using the effective interest rate method over the term of the debentures, such that the carrying amount of the financial liability will equal the principal balance at maturity.

Upon exercise of the convertible debentures, the conversion option is revalued at the date of exercise and the total fair value of the conversion option and the carrying value of debt is allocated between the warranty liability and equity.

l)
Share-based payments

Certain employees and directors of the Company receive a portion of their remuneration in the form of share options. The fair value of the share options, determined at the date of the grant, is charged to the consolidated statement of loss and comprehensive loss, with an offsetting credit to reserves, over the vesting period. If and when the share options are exercised, the applicable original amounts of reserves are transferred to issued capital.

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

These estimates involve inherent uncertainties and the application of management’s judgement. The costs of share-based payments are recognized over the vesting period of the option. The total amount recognized as an expense is adjusted to reflect the number of options expected to vest at each reporting date. At each reporting date prior to vesting, the cumulative compensation expense representing the extent to which the vesting period has passed and management’s best estimate of the share options that are ultimately expected to vest is computed. The movement in cumulative expense is recognized on the consolidated statement of loss and comprehensive loss with a corresponding entry to reserves.

Share-based payments to non-employees are measured at the fair value of the goods or services received or the fair value of the equity instruments issued if it is determined that the fair value of the goods or services cannot be reliably measured and are recorded at the date the goods or services are received.

No expense is recognized for share options that do not ultimately vest. Charges for share options that are forfeited before vesting are reversed from reserves and credited to the consolidated statement of loss and comprehensive loss. For those share options that expire unexercised after vesting, the recorded value remains in reserves.

m)
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

These types of share purchase warrants are recognized at fair value using the Black-Scholes option pricing model or the listed trading price at the date of issue. Share purchase warrants are initially recorded as a liability at fair value with any subsequent changes in fair value recognized on the consolidated statement of loss and comprehensive loss.

 EMPOWER CLINICS INC.
(Formerly Adira Energy Ltd.)
NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS
December 31, 2019, 2018 and 2017
(in United States dollars, except where noted)

3. SIGNIFICANT ACCOUNTING POLICIES (continued)

Upon exercise of the share purchase warrants with exercise prices in a currency other than the Company’s functional currency, the share purchase warrants are revalued at the date of exercise and the total fair value of the exercised share purchase warrants is reallocated to equity. The proceeds generated from the payment of the exercise price are also allocated to equity.

n)
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

The proceeds from the issue of units is allocated between common shares and common share purchase warrants as follows: the fair value of the common share purchase warrants is determined using the Black-Scholes pricing model and the residual, if any is allocated to issued capital.

o)
Shares held in escrow
The Company has issued common shares held in escrow as a part of a compensation arrangement. The fair value of the escrowed shares is recognized as salaries and benefits expense with a corresponding credit to reserves as the common shares vest. Upon release from escrow, the amounts previously recognized in reserves are recorded as an increase to share capital.

The Company has issued common shares held in escrow as a part of the Sun Valley acquisition. The fair value of the escrowed shares is recognized as consideration.

p)
Financial assets

Classification of financial assets

Amortized cost:

Financial assets that meet the following conditions are measured subsequently at amortized cost:

●
The financial asset is held within a business model whose objective is to hold financial assets in order to collect contractual cash flows, and
●
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

The Company has classified cash at FVTPL and promissory note at amortized cost.

 EMPOWER CLINICS INC.
(Formerly Adira Energy Ltd.)
NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS
December 31, 2019, 2018 and 2017
(in United States dollars, except where noted)

3. SIGNIFICANT ACCOUNTING POLICIES (continued)

Fair value through other comprehensive income ("FVTOCI"):

Financial assets that meet the following conditions are measured at FVTOCI:

●
The financial asset is held within a business model whose objective is achieved by both collecting contractual cash flows and selling financial assets, and,
●
The contractual terms of the financial asset give rise on specified dates to cash flows that are solely payments of principal and interest on the principal amount outstanding.

The Company does not currently hold any financial instruments designated as FVTOCI.

Equity instruments designated as FVTOCI:

On initial recognition, the Company may make an irrevocable election (on an instrument-by-instrument basis) to designate investments in equity instruments that would otherwise be measured at fair value through profit or loss to present subsequent changes in fair value in other comprehensive income. Designation at FVTOCI is not permitted if the equity investment is held for trading or if it is contingent consideration recognized by an acquirer in a business combination. Investments in equity instruments at FVTOCI are initially measured at fair value plus transaction costs. Subsequently, they are measured at fair value with gains and losses arising from changes in fair value recognized in other OCI. The cumulative gain or loss is not reclassified to the consolidated statement of loss and comprehensive loss on disposal of the equity instrument, instead, it is transferred to deficit.

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

Financial assets measured at FVTPL are measured at fair value at the end of each reporting period, with any fair value gains or losses recognized on the consolidated statement of loss and comprehensive loss to the extent they are not part of a designated hedging relationship.

q)
Financial liabilities and equity

Debt and equity instruments are classified as either financial liabilities or as equity in accordance with the substance of the contractual arrangements and the definitions of a financial liability and an equity instrument.

An equity instrument is any contract that evidences a residual interest in the assets of the Company after deducting all its liabilities. Equity instruments issued by the Company are recognized at the proceeds received, net of direct issue costs. Repurchase of the Company’s own equity instruments is recognized and deducted directly in equity. No gain or loss is recognized on the consolidated statement of loss and comprehensive loss on the purchase, sale, issue or cancellation of the Company’s own equity instruments.

 EMPOWER CLINICS INC.
(Formerly Adira Energy Ltd.)
NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS
December 31, 2019, 2018 and 2017
(in United States dollars, except where noted)

3.
SIGNIFICANT ACCOUNTING POLICIES (continued)

Classification of financial liabilities

Financial liabilities that are not contingent consideration of an acquirer in a business combination, held for trading or designated as at FVTPL, are measured at amortized cost using effective interest method. The Company’s financial liabilities measured at amortized cost are accounts payable, notes payable, convertible debentures payable, secured loan payable and convertible notes payable. The Company’s financial liabilities measured at FVTPL are warrant liability and conversion feature.

r)
Financial instruments designated as hedging instruments

The Company does not currently apply nor have a past practice of applying hedge accounting to financial instruments.

s)
Impairment of financial assets

The expected loss model (“ECL”) applies to financial assets measured at amortized cost, contract assets and debt investments measured at FVOCI. The ECL model applies to the Company’s promissory note receivable (Note 6).

To assess credit losses, the Company considers a broad range of information when assessing credit risk and measuring expected credit losses, including past events, current conditions and forecasts that affect the expected collectability of future cash flows of the instrument.

In applying this forward-looking approach, the Company separates instruments into the below categories:

1. financial instruments that have not deteriorated significantly since initial recognition or that have low credit risk;

2. financial instruments that have deteriorated significantly since initial recognition and whose credit loss is not low; or

3. financial instruments that have objective evidence of impairment at the reporting date.

12-month expected credit losses are recognized for the first category while ‘lifetime expected credit losses’ are recognized for the second category.

For financial assets carried at amortized cost, the amount of the impairment is the difference between the asset’s carrying amount and the present value of the estimated future cash flows, discounted at the financial asset’s original effective interest rate.

Financial assets, other than those at FVTPL and amortized cost, are assessed for indicators of impairment at each reporting period. Financial assets are impaired when there is objective evidence that, as a result of one or more events that occurred after the initial recognition of the financial asset, the estimated future cash flows of the investment have been impacted.

t)
Impairment of non-financial assets

At each reporting date, the Company reviews the carrying amounts of its non-financial assets to determine whether there are any indications of impairment. If any such indication exists such as an increase in operating costs or a decrease in the number of patient visits, the recoverable amount of the asset is estimated in order to determine the extent of the impairment, if any. In determining the recoverable amount, the Company compares the carrying amount of the asset or CGU.

 EMPOWER CLINICS INC.
(Formerly Adira Energy Ltd.)
NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS
December 31, 2019, 2018 and 2017
(in United States dollars, except where noted)

3.
SIGNIFICANT ACCOUNTING POLICIES (continued)

Where the asset does not generate cash inflows that are independent from other assets, the Company estimates the recoverable amount of the CGU to which the asset belongs. A CGU is the smallest identifiable group of assets that generates cash inflows that are largely independent of the cash inflows from other assets or group of assets.

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

Where an impairment, other than goodwill impairment, subsequently reverses, the carrying amount of the asset or CGU is increased to the revised estimate of its recoverable amount, but only so that the increased carrying amount does not exceed the carrying amount that would have been determined (net of depletion and depreciation) had no impairment loss been recognized for the asset or CGU in prior periods. A reversal of impairment is recognized as a gain in the statement of loss or comprehensive loss. Goodwill impairment losses are not reversed.

u)
Taxes

i.
Current tax expense

Current tax is the expected tax payable or receivable on the taxable earnings or loss for the period.

Current tax for each taxable entity in the Company is based on the local taxable income at the local statutory tax rate enacted or substantively enacted at the reporting date and includes adjustments to tax payable or recoverable in respect of previous periods.

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

 EMPOWER CLINICS INC.
(Formerly Adira Energy Ltd.)
NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS
December 31, 2019, 2018 and 2017
(in United States dollars, except where noted)

3.
SIGNIFICANT ACCOUNTING POLICIES (continued)

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

v)
Income (loss) per share

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

w)
Revenue recognition

Revenue is measured at the fair value of the consideration received or receivable, and represents amounts receivable for services rendered, stated net of discounts. The Company recognizes revenue when delivery of medical services has occurred and when the physical possession of the goods and significant risks and rewards and legal title have been transferred to the customer. The Company recognizes revenue from the rendering of patient services in the accounting period in which the physician’s services are rendered and recognizes revenue from the sale of goods when physical possession of the goods has transferred to the customer.

Revenues are recorded net of discounts provided to patients.

x)
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

5.
THE TRANSACTION

On April 23, 2018, S.M.A.A.R.T Holdings Inc (“SMAART”) completed the merger with Adira Energy Ltd. (“Adira”), pursuant to which SMAART amalgamated with 1149770 B.C. Ltd., a wholly-owned subsidiary of Adira, resulting in the indirect acquisition by SMAART of all of the issued and outstanding securities of Adira (the “Transaction”). This resulted in a reverse takeover of Adira by the shareholders of SMAART.

In connection with the Transaction completed on April 16, 2018, the Company changed its name from “Adira Energy Ltd.” to “Empower Clinics Inc.” and consolidated its existing common shares on the basis of one common share for each 6.726254 existing common shares of the Company.

 EMPOWER CLINICS INC.
(Formerly Adira Energy Ltd.)
NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS
December 31, 2019, 2018 and 2017
(in United States dollars, except where noted)

4.
THE TRANSACTION (continued)

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
$(328,522)

The fair value of 2,544,075 issued common shares of the Company was estimated using $0.24 (C$0.31) per share.

5.
ACQUISITION OF SUN VALLEY

On April 30, 2019, the Company obtained control of Sun Valley for consideration with a fair value of $3,054,593 comprised of cash of $787,318, 22,409,425 common shares of the Company, and a promissory note of $125,000 bearing interest at a rate of 4% per annum and due July 31, 2019. The promissory note was fair valued at $123,709 using a discount rate of 6%. In addition, the Company paid a consultant finders fee equal to 5% of the aggregate purchase price which amounted to $188,750 (C$258,019). The finders fee is recorded within legal and professional fees on the consolidation statements of loss and comprehensive loss.

The transaction has been accounted for by the Company as a business combination under IFRS 3 - Business Combinations.

Initial cash payment of $637,318 was made on the Closing Date with remaining $150,000 held back as security for working capital adjustments recorded by Sun Valley. Accounts payable and accrued liabilities include the $150,000 holdback, of which $75,000 is expected to be released on the six-month anniversary of the Closing Date with the remaining $75,000 to be released on the one-year anniversary of the Closing Date. On January 23, 2020, the Company issued 2,000,000 common shares as settlement of the holdback in the amount of $100,000 (note 26(b)(i)).

Common shares of the Company were issued on the Closing Date with 7,703,543 common shares valued at the closing price on April 30, 2019 of $0.13 (C$0.175) for fair value of $1,001,458 and 14,705,882 common shares being held in escrow (“Escrow Shares”) with a fair value of $1,142,108. Fair value of the Escrow Shares was determined by discounting the fair value of the Escrow Shares using the closing share price on April 30, 2019 of $0.13 (C$0.175), volatility of 150% and escrow period of 3 to 36 months. The Escrow Shares will vest in quarterly instalments over 36 months from the Closing Date.

 EMPOWER CLINICS INC.
(Formerly Adira Energy Ltd.)
NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS
December 31, 2019, 2018 and 2017
(in United States dollars, except where noted)

5.
ACQUISITION OF SUN VALLEY (continued)

The following table summarizes the final purchase price allocation:

Assets Acquired
Cash and cash equivalents	$94,090
Accounts receivable	366
Security deposits	19,753
Property and equipment	124,811
Right-of-use assets	431,544
Patient list	171,243
Brands	184,996
1,026,803
Liabilities Assumed
Accounts payable and accrued liabilities	35,281
Lease liabilities	431,544

Net assets at fair value, as at April 30, 2019	559,978

Consideration
Fair value of 7,703,543 common shares issued	1,001,458
Fair value of 14,705,882 Escrow Shares issued	1,142,108
Cash	787,318
Promissory note	123,709
Total Consideration	3,054,593

Goodwill	$2,494,615

During the year ended December 31, 2019, the business combination resulted in revenues of $1,526,383 and net loss and comprehensive loss of $503,235. Had the business combination been affected at January 1, 2019, revenue of the Company would have been $999,968 higher and the net loss and comprehensive loss of the Company would have decreased by $153,633 for the year ended December 31, 2019.

6.
PROMISSORY NOTE

On January 11, 2019, pursuant to the completion of the sale of assets held for sale, the Company acquired a promissory note in the amount of $122,500. Interest revenue for the year ended December 31, 2019 was $4,977 (year ended December 31, 2018 - $nil) of which $4,904 was collected during the year ended December 31, 2019 (year ended December 31, 2018 - $nil). The promissory note accrues interest at a rate of 6% per annum and is due in full on February 1, 2021.

The maximum credit exposure related to the promissory note is $122,500. The land is being developed by the purchaser into a duplex which will be sold upon completion. The promissory note is secured by the land and building sold. Despite the negative impacts of COVID-19 on the global economy, the Oregon Real Estate Board sales figures show a four percent annual median sale price increase in April 2020 as compared to April 2019. Company has not provided for credit losses with respect to the promissory note as full recovery is anticipated and in the event of default, the value of the collateral has increased since the time of sale and therefore is anticipated to be sufficient to recover the principal and interest balances.

 EMPOWER CLINICS INC.
(Formerly Adira Energy Ltd.)
NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS
December 31, 2019, 2018 and 2017
(in United States dollars, except where noted)

7.
PROPERTY AND EQUIPMENT

A continuity of property and equipment for the years ended December 31, 2019, 2018 and 2017 is as follows:

	Right of use Empower clinics	Right of use Sun Valley clinics	Right of use CBD extraction facility	Furniture and equipment	Leasehold improvements	Total

Cost
Balance, December 31, 2016	$-	$-	$-	$15,000	$-	$15,000
Expenditures	-	-	-	11,598	20,000	31,598
Balance, December 31, 2017	-	-	-	26,598	20,000	46,598
Expenditures	-	-	-	1,762	98,465	100,227
Balance, December 31, 2018	-	-	-	28,360	118,465	146,825
Adoption of IFRS 16	324,972	-	-	-	-	324,972
Acquisition of Sun Valley	-	431,544	-	32,952	91,859	556,355
Additions during the year	23,006	-	402,533	3,828	-	429,367
Impairment	(79,125)	-	-	(2,610)	(114,517)	(196,252)
Write off	(245,847)	-	-	(25,750)	(3,949)	(275,546)
Balance, December 31, 2019	$23,006	$431,544	$402,533	$36,780	$91,858	$985,721

Accumulated amortization
Balance, December 31, 2016	$-	$-	$-	$(6,602)	$-	$(6,602)
Amortization	-	-	-	(3,868)	-	(3,868)
Balance, December 31, 2017	-	-	-	(10,470)	-	(10,470)
Amortization	-	-	-	(9,295)	-	(9,295)
Balance, December 31, 2018	-	-	-	(19,765)	-	(19,765)
Adoption of IFRS 16	(196,479)	-	-	-	-	(196,479)
Amortization	(57,991)	(107,265)	(31,307)	(13,164)	(37,873)	(247,600)
Write off	245,847	-	-	25,750	3,949	275,546
Balance, December 31, 2019	$(8,623)	$(107,265)	$(31,307)	$(7,179)	$(33,924)	$(188,298)
Carrying amount
Balance, December 31, 2017	$-	$-	$-	$16,128	$20,000	$36,128
Balance, December 31, 2018	-	-	-	8,595	118,465	127,060
Balance, December 31, 2019	$14,383	$324,279	$371,226	$29,601	$57,934	$797,423

 EMPOWER CLINICS INC.
(Formerly Adira Energy Ltd.)
NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS
December 31, 2019, 2018 and 2017
(in United States dollars, except where noted)

7.
PROPERTY AND EQUIPMENT (continued)

On May 9, 2019, the Company terminated the lease for the Chicago clinic. As a result of the lease termination, the Company derecognized the right-of-use asset with a cost of $255,859 and accumulated amortization of $184,787 and recorded an impairment loss $71,072 representing the undepreciated portion of the right-of-use asset above the lease liability which is included as impairment loss on write off of property and equipment on the consolidated statements of loss and comprehensive loss

The Company also derecognized the associated lease liability of $76,626 and recorded a gain of $5,549 representing the excess of the right-of-use asset above the lease liability which is included as impairment loss on write off of property and equipment on the consolidated statements of loss and comprehensive loss. In addition, the Company recognized an impairment loss of $114,516 representing the carrying value of leasehold improvements written-off for the Chicago clinic on termination of the lease. This is included as impairment loss on write off of property and equipment on the consolidated statements of loss and comprehensive loss

The Company defaulted on the Spokane lease and as a result, lost access to the facility. As a result of this default, the Company derecognized the right-of-use asset with a cost of $69,113 and accumulated amortization of $61,060 and recorded a loss of $8,053 representing the carrying value of the right-of-use asset which is included as impairment loss on write off of property and equipment on the consolidated statements of loss and comprehensive loss. The lease liability of $9,700 has not been derecognized as the Company negotiates a settlement with the landlord of the facility. In addition, recognized a loss on disposal of $2,610 representing the carrying value of the furniture and equipment.

Below are the details of leases terminated during the year and related assets written off and impairment losses recognized on undepreciated amounts:

	As at December 31, 2019
	Chicago lease	Spokane lease	Total
Cost	$255,859	$69,113	$324,972
Less: Accumulated depreciation	(184,787)	(61,060)	(245,847)
Impairment	$71,072	$8,053	$79,125

 EMPOWER CLINICS INC.
(Formerly Adira Energy Ltd.)
NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS
December 31, 2019, 2018 and 2017
(in United States dollars, except where noted)

8.
INTANGIBLE ASSETS AND GOODWILL

A continuity of intangible assets the years ended December 31, 2019, 2018 and 2017 is as follows:

	Patient records	Brands, trademarks and domain names	Management software	Total

Cost
Balance, December 31, 2016 and 2017	$292,093	$141,000	$73,000	$506,093
Impairment	-	(42,300)	(21,900)	(64,200)
Balance, December 31, 2018	292,093	98,700	51,100	441,893
Additions during the year	171,243	184,996	-	356,239
Impairment	(73,756)	(20,001)	-	(93,757))
Balance, December 31, 2019	$389,580	$263,695	$51,100	$704,375

Accumulated amortization
Balance, December 31, 2016	$(92,393)	$(42,300)	$(21,900)	$(156,593)
Amortization	(56,704)	(28,200)	(14,600)	(99,504)
Balance, December 31, 2017	(149,097)	(70,500)	(36,500)	(256,097)
Amortization	(71,379)	(28,200)	(14,600)	(114,179)
Balance, December 31, 2018	(220,476)	(98,700)	(51,100)	(370,276)
Amortization	(79,459)	-	-	(79,459)
Balance, December 31, 2019	$(299,935)	$(98,700)	$(51,100)	$(449,735)

Carrying amount
Balance, December 31, 2017	$142,996	$70,500	$36,500	$249,996
Balance, December 31, 2018	$71,617	$-	$-	$71,617
Balance, December 31, 2019	$89,645	$164,995	$-	$254,640

During the year ended December 31, 2019, the Company recognized an impairment loss of $93,757 in relation to patient records and brand. During the year ended December 31, 2018, the Company recognised an impairment loss of $64,200 in relation to trademarks, domain names and management software.

A continuity of goodwill for the years ended December 31, 2019, 2018 and 2017 is as follows:

Total

Balance, December 31, 2016, 2017 and 2018	$-
Additions during the year	2,494,615
Impairment	(2,377,397)
Balance, December 31, 2019	$117,218

At December 31, 2019, the estimated recoverable amount of the Sun Valley CGU was lower than the segment’s carrying value. The Company recognized a goodwill impairment loss totalling $2,377,397 and an intangible asset impairment loss totalling $93,757 related to patient records and brands. The impairment loss on the Sun Valley CGU goodwill and intangible assets related to a change in expected future cash flows as a result of changes in the Arizona licensing regulations on June 7, 2019 which now requires certification on a two-year period whereas it was on a one-year basis prior to the change in regulation. The change in licensing regulations is expected to result in increased attrition and lower patient totals in Arizona as compared to that considered at the acquisition date which resulted in an impairment test being conducted on June 7, 2019. Further, management also considered the impact of potential legalization of recreational cannabis as an indicator of impairment.

 EMPOWER CLINICS INC.
(Formerly Adira Energy Ltd.)
NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS
December 31, 2019, 2018 and 2017
(in United States dollars, except where noted)

8.
INTANGIBLE ASSETS AND GOODWILL (continued)

The impairment was determined based on value in use calculation which uses cash flow projection covering a five-year period and a discount rate of 22% per annum. The cash flow beyond five-year period has been extrapolated using terminal growth rate of 1.5% per annum. Key assumptions used in the cash flow projection both as of acquisition date and as at June 7, 2019, the impairment trigger date, related to attrition of 59%. The new patient attraction rate was estimated to be 68% as of acquisition date and 24% post legalization

9.
ASSETS HELD FOR SALE

During the year ended December 31, 2018, the Company had listed the facility and land in Portland, Oregon for sale. Prior to their classification as assets held for sale, the land and facility in Portland were reported under property and equipment (note 7). The assets held for sale are included at the lower of their carrying value and their fair market value. The fair market value was based on a sales agreement dated January 17, 2019 whereby the Company will receive net proceeds of $127,972 after selling costs. During the year ended December 31, 2018, the Company recorded an impairment loss of $57,072 to reduce the asset’s carrying value to its fair market value.

During the year ended December 31, 2019, the sales agreement dated January 17, 2019 was executed and the facility and land were sold. There was no gain or loss recorded on the sale as the Company received proceeds of $127,972 in the form of a promissory note for $122,500 (note 6) and cash of $5,472.

	Facility Portland	Land Portland	Total

Cost
Balance, December 31, 2016	$70,297	$119,703	$190,000
Expenditures	-	-	-
Balance, December 31, 2017	70,297	119,703	190,000
Impairment loss	(20,151)	(36,921)	(57,072)
Balance, December 31, 2018	50,146	82,782	132,928
Disposal	(50,146)	(82,782)	(132,928)
Balance, December 31, 2019	$-	$-	$-
Accumulated amortization
Balance, December 31, 2016, 2017 and 2018	$(4,956)	$-	$(4,956)
Disposal	4,956	-	4,956
Balance, December 31, 2019	$-	$-	$-
Carrying amount
Balance, December 31, 2017	$65,341	$119,703	$185,044
Balance, December 31, 2018	45,190	82,782	127,972
Balance, December 31, 2019	$-	$-	$-

10.
ACCOUNTS PAYABLE AND ACCRUED LIABILITIES

	As at December 31,
	2019	2018
Trade payables and accrued liabilities	$1,367,253	$1,274,885
Payroll liabilities	507,737	280,007
	$1,874,990	$1,554,892

On July 30, 2019, the Company issued 1,686,861 common shares as settled for accounts payable in the amount of $223,283 (C$294,019). The Company recorded a gain on debt settlement of $15,130 representing the excess of the carrying value of the accounts payable above the fair value of common shares issued (note 17(a)(xv) and note 17(a)(xvi)).

 EMPOWER CLINICS INC.
(Formerly Adira Energy Ltd.)
NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS
December 31, 2019, 2018 and 2017
(in United States dollars, except where noted)

11.
NOTES PAYABLES

		As at December 31,
	2019	2018	2017
Balance, beginning of period	$760,715	$404,370	$87,016
Converted to convertible debentures (a)	-	-	(62,131)
Repayment (b)	-	-	(31,000)
Issue of notes payable (c)(d)(e)(f)(g)(h)(i)(j)	321,935	495,449	399,985
Converted to shares (c)(d)	(186,942)	(167,000)	-
Realized foreign exchange gain	(2,267)	-	-
Unrealized foreign exchange gain	(10,916)	-	-
Accretion expense	12,337	-	-
Interest expense	75,029	27,896	10,500
Balance, end of period	969,891	760,715	404,370
Less: non-current portion of notes payable (g)	-	(150,271)	-
Current portion of notes payable	$969,891	$610,444	$404,370

a)
During the year ended December 31, 2015, the Company issued three separate notes payable of $16,938 (C$20,000), $20,000 (C$23,615) and $21,173 (C$25,000) bearing interest at 6% per annum and repayable on demand. These notes payable were converted to convertible debentures during the period ended December 31, 2017 (note 14(e)).

b)
On November 6, 2015, the Company issued a $25,000 promissory note payable maturing 120 days from the date of issuance. Upon maturity, the promissory note payable will be repayable on demand and will bear interest at 1.5% compounding monthly. This promissory note payable and interest was repaid during the period ended December 31, 2017.

c)
On September 15, 2017, the Company issued promissory notes payable that could be drawn down for up to $150,000 and $75,000 maturing on December 31, 2017. During the period ended December 31, 2017, $232,985 and $117,000 had been drawn respectively. Upon maturity, the promissory note payable will be repayable on demand and will bear interest at 6% per annum. On October 23, 2018, the Company converted $117,000 of the debt plus $7,389 of interest into 517,132 units. Each unit is comprised of one common share and one common share purchase warrant (note 17(a)(xxviii)).

d)
On December 29, 2017, the Company issued a $50,000 promissory note payable maturing on the date a go public transaction is completed. The unpaid principal of this promissory note payable shall not accrue interest, but rather shall convert into common shares of the Company at the maximum permissible discount allowed pursuant to the rules of the Canadian Securities Exchange. On April 23, 2018, as part of the Transaction, the debt of $50,000 was converted into 268,817 units of the Company consisting of one common share and one share purchase warrant (note 17(a)).

e)
On February 5, 2018 and March 12, 2018, the Company issued promissory notes payable in the amounts of $55,000 and $150,000, respectively. Upon December 31, 2020, the promissory notes payable will be repayable on demand and will bear interest at 6% per annum.

f)
On August 10, 2018 the Company issued a promissory note payable in the amount of $140,000. This promissory note payable will be repayable on demand and will bear interest at 7% per annum.

g)
On December 31, 2018 the Company issued a promissory note payable in the amount of $150,449 (C$205,000). This promissory note payable is due December 31, 2020 and will bear interest at 6% per annum. On April 1, 2019, the Company converted the promissory note plus $1,984 (C$2,652) of interest into 2,050,000 units of the Company consisting of one common share and one share purchase warrant. Each share purchase warrant entitles the holder to acquire one common share at an exercise price equal to $0.14 (C$0.19) (note 17(a)).

 EMPOWER CLINICS INC.
(Formerly Adira Energy Ltd.)
NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS
December 31, 2019, 2018 and 2017
(in United States dollars, except where noted)

11.
NOTES PAYABLES (continued)

i)
On January 21, 2019 the Company issued a promissory note payable in the amount of $33,842 (C$45,000). This promissory note payable is due December 31, 2020 and bears interest at 6% per annum. On April 1, 2019, the Company converted the promissory note plus $667 (C$892) of interest into 450,000 units of the Company consisting of one common share and one share purchase warrant. Each share purchase warrant entitles the holder to acquire one common share at an exercise price equal to $0.14 (C$0.19) (note 17(a)).
j)
On April 30, 2019, the Company issued a promissory note payable in the amount of $125,000. The promissory note is due July 31, 2019 and bears interest at a rate of 4% per annum (note 5). The Company was in default and extended the maturity date to August 31, 2020. The default resulted in a penalty of $15,000 if the loan was not repaid in full by July 31, 2019 and an additional $15,000 in the loan was not paid in full by August 31, 2019. As at December 31, 2019, the Company remained in default on the note.

k)
On October 1, 2019, the Company issued a promissory note payable in the amount of $188,765 (C$250,000). This promissory note payable is due April 1, 2020 and bears interest at 10% per annum. Pursuant to the issuance of the note payable the Company incurred transaction costs including an administrative charge of $18,876 (C$25,000) and an obligation to issue 150,000 common shares of the Company with a fair value of $6,811 which has been recorded as shares to be issued on the consolidated statements of changes in equity.. The note payable has been recognized at amortized cost of $163,093 (C$216,000). During the year ended December 31, 2019, the Company recorded interest expense of $4,722 and accretion expense of $12,337 with respect to the promissory note payable.

On May 20, 2020, the Company issued a total of 844,444 common shares of which 694,444 were to settle the administrative charge of $18,876 (C$25,000) and the remaining 150,000 common shares were to settle the obligation to issues shares. of the Company (note 26(b)(viii)). As of the date of these financial statements, the note has not been repaid and the Company is in default.

12.
CONVERTIBLE NOTES PAYABLE

		As at December 31,
	2019	2018	2017
Balance, beginning of period	$-	$-	$-
Issue of notes payable	188,893	-	-
Unrealized foreign exchange loss	3,596	-	-
Interest expense	228	-	-
Balance, end of period	192,717	-	-
Less: non-current portion of notes payable	-	-	-
Current portion of notes payable	$192,717	$-	$-

On December 9, 2019, the Company issued a convertible promissory note payable in the amount of $188,893 (C$250,000). The convertible promissory note payable is due December 9, 2021 and bears interest at 2% per annum. The convertible promissory note is convertible at a share price equal to the closing share price on the date prior to conversion for total shares equal to the face value of the note divided by the closing share price. As the settlement is fixed at the face value of the obligation the Company has determined that the conversion option has $nil value.

 EMPOWER CLINICS INC.
(Formerly Adira Energy Ltd.)
NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS
December 31, 2019, 2018 and 2017
(in United States dollars, except where noted)

13.
SECURED LOAN PAYABLE

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

		As at December 31,
	2019	2018	2017
Balance, beginning of period	$717,460	$676,849	$638,537
Interest	44,251	40,611	38,312
Balance, end of period	$761,711	$717,460	$676,849

14.
CONVERTIBLE DEBENTURES

Convertible debentures consist of the following:

		As at December 31,
	2019	2018	2017
Balance, beginning of period	$274,466	$1,835,225	$468,329
Proceeds from Issuance of convertible debentures (a)(b)(c)(d)(e)(f)(g)(h)(i)	753,491	442,437	1,621,791
Amount allocated to conversion option (a)(b)(c)(d)(e)(f)(g)(h) (i)	(753,491)	(172,386)	(1,047,347)
Amount converted to units (a)(b)(c)(d)(e)(f)(g)(h)	-	(2,129,728)	-
Unrealized foreign exchange loss	5,564	-	-
Interest expense	45,112	57,397	125,079
Accretion expense	102,178	241,521	667,373
	$427,320	$274,466	$1,835,225

Conversion feature consists of the following:

		For the year ended December 31,
	2019	2018	2017
Balance, beginning of period	$22,565	$1,015,997	$-
Amount allocated to conversion option (a)(b)(c)(d)(e)(f)(g)(h) (i)	753,491	172,386	1,015,997
Amount converted to units (a)(b)(c)(d)(e)(f)(g)(h)	(189,735)	(298,247)	-
Gain on change in fair value of conversion feature	(583,526)	(890,136)	-
	$2,795	$22,565	$1,015,997

Fair value of the conversion feature is based on the following assumptions for the Black-Scholes option pricing on the respective grant dates:

Grant Date	Expected Life (years)	Unit Price		Expected Volatility	Risk-Free Rate	Grant Date Fair Value
March 1, 2017	1	$0.0056	$(C0.0075)	100.0%	0.76%	$662,061
June 26, 2017	1	$0.0056	$(C0.0075)	100.0%	0.76%	$82,332
July 31, 2017	1	$0.0056	$(C0.0075)	100.0%	0.76%	$72,831
July 31, 2017	1	$0.0056	$(C0.0075)	100.0%	0.76%	$169,959
July 31, 2017	1	$0.0056	$(C0.0075)	100.0%	0.76%	$34,832
August 22, 2017	1	$0.0056	$(C0.0075)	100.0%	0.76%	$25,332
September 27, 2018	1	$0.14	$(C0.18)	100.0%	1.85%	$172,386
April 2, 2019	1	$0.20	$(C0.27)	100.0%	1.57%	$599,460
May 3, 2019	1	$0.24	$(C0.32)	100.0%	1.67%	$154,031

EMPOWER CLINICS INC.
(Formerly Adira Energy Ltd.)
NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS
December 31, 2019, 2018 and 2017
(in United States dollars, except where noted)

14. CONVERTIBLE DEBENTURES (continued)

Fair value of the conversion feature is based on the following assumptions for the Black-Scholes option pricing on the respective revaluation dates:

Grant Date	Expected Life (years)	Unit Price		Expected Volatility	Risk-Free Rate	Grant Date Fair Value
December 31, 2018	0.74	$0.07	$(C0.095)	100.0%	1.85%	$22,565
December 31, 2019	0.25 -0.34	$0.03	$(C0.04)	100.0%	1.71%	$2,795

Expected dividend yield is 0% for all measurement dates.

i.
On March 1, 2017, the Company raised $1,010,314 through the issue of convertible debentures net of finder fees, expiring on March 1, 2018. The holder may at any time during the term of the convertible debenture convert all or part into units of the Company consisting of one common share and one share purchase warrant. Each warrant entitles the holder to acquire one common share at an exercise price equal to C$0.39 ($0.30). The fair value of the conversion feature at the grant date was estimated at $662,061 using the Black-Scholes option pricing model. The convertible debenture was converted into 5,548,819 units of the Company on April 23, 2018 as part of the Transaction. Each unit is comprised of one common share and one common share purchase warrant. The fair value assigned to the conversion feature was at $298,247 and the fair value assigned to the debt component was $1,010,314 on the conversion date (note 17(a)(xxiii)).

ii.
On June 26, 2017, the Company raised $130,000 through the issue of convertible debentures, expiring on June 26, 2018. The holder may at any time during the term of the convertible debenture convert all or part into units of the Company consisting of one common share and one share purchase warrant. Each warrant entitles the holder to acquire one common share at an exercise price equal to C$0.39 ($0.30). The fair value of the conversion feature at the grant date was estimated at $82,332 using the Black-Scholes option pricing model. The convertible debenture was converted into 698,925 common shares of the Company on April 23, 2018 as part of the Transaction. Each unit is comprised of one common share and one common share purchase warrant. The fair value assigned to the conversion feature was at $nil and the fair value assigned to the debt component was $130,000 on the conversion date (note 17(a)(xxiii)).

iii.
On July 31, 2017, the Company raised $115,000 through the issue of convertible debentures, expiring on July 31, 2018. The holder may at any time during the term of the convertible debenture convert all or part into units of the Company consisting of one common share and one share purchase warrant. Each warrant entitles the holder to acquire one common share at an exercise price equal to C$0.39 ($0.30). The fair value of the conversion feature at the grant date was estimated at $72,831 using the Black-Scholes option pricing model. The convertible debenture was converted into 618,280 common shares of the Company on April 23, 2018 as part of the Transaction. Each unit is comprised of one common share and one common share purchase warrant. The fair value assigned to the conversion feature was at $nil and the fair value assigned to the debt component was $115,000 on the conversion date (note 17(a)(xxiii)).

iv.
On July 31, 2017, the Company converted accounts payable in the aggregate amount of $268,366 into convertible debentures expiring on July 31, 2018. The holder may at any time during the term of the convertible debenture convert all or part into units of the Company consisting of one common share and one share purchase warrant. Each warrant entitles the holder to acquire one common share at an exercise price equal to C$0.39 ($0.30). The fair value of the conversion feature at the grant date was estimated at $169,959 using the Black-Scholes option pricing model. The convertible debenture was converted into 1,348,426 common shares of the Company on April 23, 2018 as part of the Transaction. Each unit is comprised of one common share and one common share purchase warrant. The fair value assigned to the conversion feature was at $nil and the fair value assigned to the debt component was $268,366 on the conversion date (note 17(a)(xxiii)).

 EMPOWER CLINICS INC.
(Formerly Adira Energy Ltd.)
NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS
December 31, 2019, 2018 and 2017
(in United States dollars, except where noted)

14. CONVERTIBLE DEBENTURES (continued)

v.
On July 31, 2017, three outstanding notes payable in the aggregate amount of $58,111 were converted into convertible debentures expiring on July 31, 2018. The holder may at any time during the term of the convertible debenture convert all or part into units of the Company consisting of one common share and one share purchase warrant. Each warrant entitles the holder to acquire one common share at an exercise price equal to C$0.39 ($0.30). The fair value of the conversion feature at the grant date was estimated at $34,832 using the Black-Scholes option pricing model. The convertible debenture was converted into 295,669 units of the Company on April 23, 2018 as part of the Transaction. Each unit is comprised of one common share and one common share purchase warrant. The fair value assigned to the conversion feature was at $nil and the fair value assigned to the debt component was $58,111 on the conversion date (note 17(a)(xxiii)).

vi.
On August 22, 2017, the Company raised $40,000 through the issue of convertible debentures, expiring on August 22, 2018. The holder may at any time during the term of the convertible debenture convert all or part into units of the Company consisting of one common share and one share purchase warrant. Each warrant entitles the holder to acquire one common share at an exercise price equal to C$0.39 ($0.30). The fair value of the conversion feature at the grant date was estimated at $25,332 using the Black-Scholes option pricing model. The convertible debenture was converted into 215,054 units of the Company on April 23, 2018 as part of the Transaction. Each unit is comprised of one common share and one common share purchase warrant. The fair value assigned to the conversion feature was at $nil and the fair value assigned to the debt component was $40,000 on the conversion date (note 17(a)(xxiii)).

vii.
On September 27, 2018, the Company raised $442,437 (C$575,060) through the issue of convertible debentures, expiring on September 27, 2019. The holder may at any time during the term of the convertible debenture convert all or part into units of the Company consisting of one common share and one share purchase warrant. Each warrant entitles the holder to acquire one common share at an exercise price equal to $0.14 (C$0.19). The fair value of the conversion feature at the grant date was estimated at $172,386 using the Black-Scholes option pricing model. A total of $57,791 (C$75,060) was converted to 422,678 units on December 14, 2018. The fair value assigned to the conversion feature was at $nil and the fair value assigned to the debt component was $18,990 on the conversion date (note 17(a)(xxxii)).

On May 7, 2020, pursuant to the conversion of convertible debentures with a face value of $178,380 (C$250,000) and accrued interest of $20,600 (C$28,871), the Company issued 3,064,515 common shares and 3,064,515 common share purchase warrants (note 26(b)(vi)).

viii.
On April 2, 2019, the Company raised $599,460 (C$799,500) through the issue of convertible debentures, expiring on April 2, 2020. The Company incurred transaction costs of $55,669 (C$74,285) comprised of 40,000 common shares issued to agents with a fair value of $0.14 (C$0.20), based on share price on the date of issuance, for consideration of $5,995 (C$8,000) (Note 17(a)), 295,590 share purchase warrants issued to agents with an exercise price of $0.12 (C$0.16) and a fair value of $21,305 (Note 17(c)) and cash of $28,369 (C$37,855). As part of the debenture financing, the Company also issued 295,590 share purchase warrants to agents. The share purchase warrants have an exercise price of $0.12 (C$0.16) and expire on April 2, 2021 (note 17(c)). The holder may at any time during the term of the convertible debenture convert all or part into units of the Company consisting of one common share and one share purchase warrant. Each warrant entitles the holder to acquire one common share at an exercise price equal to $0.16 (C$0.21). The fair value of the conversion feature at the grant date was estimated at $599,460 using the Black-Scholes option pricing model.

During the year ended December 31, 2019, $326,210 (C$432,000) was converted into 3,991,524 units of the Company consisting of one common share and one share purchase warrant (Note 17(a)). The cumulative fair value assigned to the conversion feature was at $189,735 and the fair value assigned to the debt component was $nil on the respective conversion dates (note 17(a)(xiii - xxi)).

 EMPOWER CLINICS INC.
(Formerly Adira Energy Ltd.)
NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS
December 31, 2019, 2018 and 2017
(in United States dollars, except where noted)

14. CONVERTIBLE DEBENTURES (continued)

On April 7, 2020, pursuant to the conversion of convertible debentures with a face value of $268,554 (C$367,500) and accrued interest of $16,113 (C$22,050), the Company issued 3,541,366 units. Each unit is comprised of one common share and one common share purchase warrant (note 26(b)(iv)).

ix.
On May 3, 2019, the Company raised $154,031 (C$207,270) through the issue of convertible debentures, expiring on September 27, 2019. The holder may at any time during the term of the convertible debenture convert all or part into units of the Company consisting of one common share and one share purchase warrant. Each warrant entitles the holder to acquire one common share at an exercise price equal to $0.16 (C$0.21). The fair value of the conversion feature at the grant date was estimated at $154,031 using the Black-Scholes option pricing model. On April 8, 2020, pursuant to the conversion of convertible debentures with a face value of $147,691 (C$207,270) and accrued interest of $8,254 (C$11,584), the Company issued 1,989,588 units. Each unit is comprised of one common share and one common share purchase warrant (note 26(b)(v)).
x.
The conversion features were not revalued at December 31, 2017 as the conversion price was dependent on completion of the Transaction. As a result of the Transaction, the fair value of the conversion features associated with the convertible debenture issuances during the year ended December 31, 2017 were deemed to be $nil as the convertible debentures outstanding on the date of the Transaction were all converted to common shares of the Company. Accordingly, the Company recognized a gain on change on change in fair value of conversion feature of $1,047,347 for the year ended December 31, 2018.

15.
LEASE LIABILITY

The lease liabilities as at January 1, 2019 can be reconciled to the operating lease commitments as of December 31, 2018 as follows:

Operating lease commitments as at December 31, 2018	$180,696
Weighted average incremental borrowing rate as at January 1, 2019	6%
Lease liability as at January 1, 2019	$138,444

The lease liability consists of the following:

	Empower clinics	Sun Valley clinics	CBD extraction facility	Total

Balance, December 31, 2018	$-	$-	$-	$-
Adoption of IFRS 16	138,444	-	-	138,444
Additions	23,006	431,544	406,263	860,813
Interest expense	4,318	13,404	7,955	25,677
Payments	(64,681)	(112,798)	(26,233)	(203,712)
Termination of leases	(86,326)	-	-	(86,326)
Balance, September 30, 2019	$14,761	$332,150	$387,985	$734,896
Less: non-current portion of lease liability	3,060	174,681	337,355	515,096
Current portion of lease liability	$11,701	$157,469	$50,630	$219,800

During the year ended December 31, 2019, the Company recognized an expense of $92,349 with respect to short-term and low value leases.

 EMPOWER CLINICS INC.
(Formerly Adira Energy Ltd.)
NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS
December 31, 2019, 2018 and 2017
(in United States dollars, except where noted)

16.
WARRANT LIABILITY

The warrants are classified as a financial instrument under the principles of IFRS 9, as the exercise price is in Canadian dollars while the functional currency of the Company is the US dollar. Accordingly, warrants are remeasured to fair value at each reporting date with the change in fair value charged to change in fair value of warrant liability.

Issuance	Expiry Date	Exercise Price	Warrants Outstanding	Warrant Liability
Convertible Debt Conversion (1)	April 23, 2020	$C0.39 $0.30	11,373,368	1,306,894
Note conversion (2)	April 23, 2020	$C0.39 $0.30	268,817	30,822
Shares issued (3)	June 11, 2019	$C0.36 $0.28	2,000,000	287,961
Note conversion (4)	October 22, 2019	$C0.36 $0.28	517,132	52,433
Shares issued (5)	October 22, 2019	$C0.36 $0.28	312,903	12,310
Convertible Debt Conversion (6)	December 14, 2020	$C0.19 $0.14	422,678	14,177
Change in fair value of warrant liability				(1,598,425)
As at December 31, 2018	June 11, 2019	$C0.36 $0.28	14,894,898	106,172
Expiry (3)	October 22, 2019	$C0.36 $0.28	(2,000,000)	-
Expiry (4)	October 22, 2019	$C0.36 $0.28	(517,132)	-
Expiry (5)	December 14, 2020	$C0.19 $0.14	(312,903)	-
Exercise (6)	June 11, 2019	$C0.36 $0.28	(422,678)	(18,847)
Shares issued (7)	April 2, 2021	$C0.16 $0.12	21,115,000	1,521,921
Shares issued (8)	May 3, 2021	$C0.16 $0.12	5,762,500	429,109
Convertible Debt Conversion (9)	July 22, 2021	$C0.16 $0.12	1,018,245	42,749
Convertible Debt Conversion (10)	August 12, 2021	$C0.16 $0.12	928,817	33,745
Convertible Debt Conversion (11)	August 19, 2021	$C0.16 $0.12	929,864	28,973
Convertible Debt Conversion (12)	August 26, 2021	$C0.16 $0.12	909,090	23,992
Convertible Debt Conversion (13)	September 13, 2021	$C0.16 $0.12	102,696	1,800
Convertible Debt Conversion (14)	September 20, 2021	$C0.16 $0.12	102,812	2,479
Marketing services agreement (15)	September 22, 2022	$C0.31 $0.24	3,746,080	-
Change in fair value of warrant liability				(2,065,781)
As at December 31, 2019			46,257,289	106,312

(1)
On April 23, 2018, as part of the Transaction, the Company converted convertible debentures and issued 11,373,368 share purchase warrants (note 17(a)).

(2)
On April 23, 2018, as part of the Transaction, the Company converted $50,000 of notes payable into 268,817 units; each consists of one common share and one common share purchase warrant (note 17(a)).

 EMPOWER CLINICS INC.
(Formerly Adira Energy Ltd.)
NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS
December 31, 2019, 2018 and 2017
(in United States dollars, except where noted)

16.
WARRANT LIABILITY (continued)

(3)
On June 11, 2018, the Company issued 2,000,000 units; each consists of one common share and one common share purchase warrant (note 17(a), note 23).

(4)
On October 23, 2018, the Company converted $122,030 of notes payable into 517,132 units; each consists of one common share and one common share purchase warrant (note 17(a)).

(5)
On October 23, 2018, the Company issued 312,903 units; each consists of one common share and one common share purchase warrant (note 17(a)).

(6)
On December 14, 2018, the Company issued 422,678 units; consisting of 422,678 common shares and 422,678 common share purchase warrants (note 17(a)(xxii)).

(7)
On April 2, 2019, the Company issued 21,115,000 units; each consists of one common share and one common share purchase warrant (note 17(a)). The warrants expire April 2, 2021

(8)
On May 3, 2019, the Company issued 5,762,500 units; each consists of one common share and one common share purchase warrant (note 17(a)). The warrants expire May 3, 2021.

(9)
On July 22, 2019, pursuant to the conversion of convertible debentures, the Company issued 1,018,245 units; consisting of 1,018,245 common shares and 1,018,245 common share purchase warrant (note 17(a)). The warrants expire July 22, 2021.

(10)
On August 12, 2019, pursuant to the conversion of convertible debentures, the Company issued 928,817 units; consisting of 928,817 common shares and 928,817 common share purchase warrant (note 17(a)). The warrants expire August 12, 2021.

(11)
On August 19, 2019, pursuant to the conversion of convertible debentures, the Company issued 949,864 units; consisting of 949,864 common shares and 949,864 common share purchase warrant (note 17(a)). The warrants expire August 19, 2021.

(12)
On August 26, 2019, pursuant to the conversion of convertible debentures, the Company issued 909,090 units; consisting of 909,090 common shares and 909,090 common share purchase warrant (note 17(a)). The warrants expire August 26, 2021.

(13)
On September 13, 2019, pursuant to the conversion of convertible debentures, the Company issued 102,696 units; consisting of 102,696 common shares and 102,696 common share purchase warrant (note 17(a)). The warrants expire September 13, 2021.

(14)
On September 30, 2019, pursuant to the conversion of convertible debentures, the Company issued 102,812 units; consisting of 102,812 common shares and 102,812 common share purchase warrant (note 17(a)). The warrants expire September 20, 2021.

(15)
On July 30, 2019, pursuant to a prior marketing services agreement entered into on September 10, 2017, the Company issued 3,746,080 common share purchase warrants. Each warrant entitles the holder to acquire one common share at a price of C$0.31 ($0.24) for a period of thirty-seven months following the date of issuance.

 EMPOWER CLINICS INC.
(Formerly Adira Energy Ltd.)
NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS
December 31, 2019, 2018 and 2017
(in United States dollars, except where noted)

17.
EQUITY

a)
Authorized share capital

Unlimited number of common shares without nominal or par value.

At December 31, 2019, there were 137,697,430 issued and outstanding common shares (December 31, 2018 - 77,847,598). The Company does not currently pay dividends and entitlement will only arise upon declaration.

A continuity of share capital is as follows:

Issuance	Note	Number of Common Shares	Total Consideration	Warrant Liability	Share Capital
Balance, December 31, 2016		16,100,000			$248,500
January 2017 rights offering	(xxxiii)	32,237,225	$302,244	$-	302,244
Balance, December 31, 2017		48,337,225			550,744
RTO Issuance	(xxii)	2,544,075	614,415	-	614,415
April 23, 2018 Rights offering	(xxv)	8,443,473	2,020,357	-	2,020,357
October 23, 2018 private placement	(xxix)	312,903	84,248	12,310	71,938
Conversion of convertible debt	(xxiii)	11,373,368	2,312,444	1,306,894	1,005,550
Conversion of convertible debt	(xxxii)	422,678	18,990	14,177	4,813
Conversion of promissory notes payable	(xxiv)	268,817	50,000	30,822	19,178
Conversion of notes payable	(xxviii)	517,132	190,334	52,433	137,901
Shares issued for marketing services agreement	(xxvi)	2,000,000	477,180	287,961	189,219
Shares issued for services	(xxx)	423,076	92,856	-	92,856
Shares issued to former CEO	(xxvii)	2,000,000	477,180	-	477,180
Restructuring	(xxxi)	1,204,851	216,873	-	216,873
Balance, December 31, 2018		77,847,598			5,401,024
Share issued for Sun Valley acquisition	(vi)	22,409,425	2,143,566	-	2,143,566
Share issued for cash	(v)(vii)(xiv)	24,452,500	1,829,866	1,773,993	55,873
Share issued for conversion of notes payable	(v)	2,500,000	184,291	177,037	7,254
Shares issued for convertible debentures	(xiii)(xvii) (xviii)(xix) (xx)(xxi)	3,991,524	189,735	133,738	55,997
Shares issued for compensation	(x)(xi)	7,400,000	304,721	-	304,721
Shares issued for services	(vi)	1,500,000	257,041	-	257,041
Shares issued for settlement of accounts payable	(xv)(xvi)	1,686,861	208,153		208,153
Shares cancelled	(i)(ii)(xii)	(4,657,553)	-	-	(669,236)
Shares cancelled and to be reissued	(ii)	-	(15,239)	-	(15,239)
Shares issued for exercise of warrants	(iv)	431,075	42,440	(18,847)	61,287
Shares issued to agents	(vii)(ix)	136,000	20,255	-	20,255
Share issue costs		-	-	-	(3,386)
Balance, December 31, 2019		137,697,430			7,827,310

 EMPOWER CLINICS INC.
(Formerly Adira Energy Ltd.)
NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS
December 31, 2019, 2018 and 2017
(in United States dollars, except where noted)

17.
EQUITY (continued)

The Company had the following common share transactions during the year ended December 31, 2019:

i.
On January 17, 2019, the Company cancelled 422,678 common shares, which had been issued for $0.14 (C$0.18) per common share and issued 417,000 common shares at a deemed price of $0.14 (C$0.18) per common share.

ii.
On March 3, 2019, pursuant to the termination agreement with the former CEO, the Company cancelled 2,000,000 common shares. An additional 651,875 common shares were cancelled in error and reissued on March 11, 2020 (note 26(b)(iii)).

iii.
On March 8, 2019, pursuant to a service agreement, the Company issued 1,500,000 common shares at a deemed price of $0.17 (C$0.23) per common share for total fair value consideration of $257,041 as settlement of accounts payable in the amount of $257,041 (C$347,500).

iv.
On March 22, 2019, pursuant to the exercise of 422,678 common share purchase warrants and late charges, the Company issued 431,075 common shares for $0.14 (C$0.19) per common share.

v.
On April 2, 2019, pursuant to a private placement financing, the Company issued 21,115,000 units for $0.07 (C$0.10) per unit for gross proceeds of $1,583,189 (C$2,115,000) comprised of cash of $1,396,105 (C$1,865,000) and the settlement of notes payable in the amount of $184,291 (C$250,000) (Note 11(g)(h)). Each unit is comprised of one common share and one common share purchase warrant. Each warrant entitles the holder to acquire one common share at a price of $0.12 (C$0.16) per share for a period of twelve months following the closing date of the financing (note 17). Share issue costs included cash payments of $63,324 (C$84,499) and the issuance of 363,900 share purchase warrants valued at $26,229 using the Black-Scholes option pricing model with the following assumptions: a one year expected average life, share price of $0.13 (C$0.175); 100% volatility; risk-free interest rate of 1.57%; and an expected dividend yield of 0%. Consideration of $1,951,030 was recorded to warrant liability and the residual amount of $63,127 was recorded to issued capital.

vi.
On April 30, 2019, pursuant to the acquisition of Sun Valley, the Company issued 22,409,425 common shares at a fair value of $0.136 (C$0.18) per common share. Of the common shares issued 14,705,882 were Escrow Shares of which 2,450,978 were release during the year ended December 31 2019. As at December 31, 2019, there were 12,254,904 Escrow shares remaining.

vii.
On May 3, 2019, pursuant to a private placement financing, the Company issued 5,762,500 units for $0.07 (C$0.10) per unit for gross proceeds of $429,109 (C$576,250). Each unit is comprised of one common share and one common share purchase warrant. Each warrant entitles the holder to acquire one common share at a price of $0.12 (C$0.16) per share for a period of twelve months following the closing date of the financing (note 16). Share issue costs included cash payments of $24,928 (C$33,428) and the issuance of 217,950 share purchase warrants valued at $18,870 using the Black-Scholes option pricing model with the following assumptions: a one year expected average life, share price of $0.15 (C$0.20); 100% volatility; risk-free interest rate of 1.67%; and an expected dividend yield of 0%.

viii.
On May 3, 2019, pursuant to the terms on the private placement financing, the Company issued 96,000 common shares to agents for a fair value of $0.15 (C$0.20) per common share for consideration of $14,298 (C$19,200). The amount is included issued capital.

 EMPOWER CLINICS INC.
(Formerly Adira Energy Ltd.)
NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS
December 31, 2019, 2018 and 2017
(in United States dollars, except where noted)

17.
EQUITY (continued)

ix.
On May 3, 2019, pursuant to the terms on the debenture financing, the Company issued 40,000 common shares to agents for a fair value of $0.15 (C$0.20) per common share, based on share price on the issuance date, for consideration of $5,957 (C$8,000). The amount is included in issued capital.

x.
On June 17, 2019, pursuant to obligations under an employment contract, the Company issued 7,000,000 common shares to the CEO, for a deemed value of $0.10 (C$0.14) per common share for total consideration paid to the CEO of $730,982 (C$980,000). Of the 7,000,000 common shares, 2,000,000 common shares vested immediately, and the remaining 5,000,000 common shares are held in escrow and vest quarterly with 416,666 common shares vesting each quarter commencing on September 17, 2019. The common shares are subject to a four-month holding period from the date of vesting. As at December 31, 2019 a total of 324,852 common shares had vested,

xi.
On June 17, 2019, pursuant to obligations under a consulting agreement, the Company issued 400,000 common shares to the CIO, for a fair value of $0.10 (C$0.14) per common share for total consideration paid to the CIO of $41,770 (C$56,000). The 400,000 common shares are held in escrow and vest quarterly with 44,400 common shares vesting each quarter commencing September 17, 2019. The Company will record a quarterly expense of $47,937 to operating expenses on the consolidated statements loss and comprehensive loss as the shares vest.

xii.
On July 3, 2019, the Company cancelled 2,000,000 common shares with a fair value of $0.09 ($0.12) per common share. The common shares were reacquired and cancelled as the Company cancelled the marketing services agreement, pursuant to which the common shares and warrants were originally issued, due to non-performance of services by the marketing company.

xiii.
On July 22, 2019, pursuant to the conversion of convertible debentures with a face value of $83,063 (C$110,000) and accrued interest of C$1,529 (C$2,025), the Company issued 1,018,245 common shares and 1,018,245 common share purchase warrants. Each warrant entitles the holder to acquire one common share at a price of C$0.16 ($0.12) for a period of two years following the closing date of the conversion. At the date of the conversion, the conversion feature was valued at $48,657 and the debt was valued at $nil. Consideration of $42,749 was recorded to warrant liability and the residual amount of $5,908 was recorded to issued capital.

xiv.
On July 30, 2019, the Company issued 75,000 common shares at a fair value of $0.02 (C$0.03) per common share for consideration received from a June 16, 2016 subscription agreement.

xv.
On July 30, 2019, the Company issued 1,409,938 common shares at a fair value of $0.13 (C$0.175) per common share for services received for total fair value consideration of $186,466 (C$246,700) as settlement of accounts payable in the amount of $198,591 (C$258,019) resulting in a gain on debt settlement of $12,125.

xvi.
On July 30, 2019, the Company issued 276,923 common shares at a fair value of $0.10 (C$0.13) per common share for services received for total fair value consideration of $27,697 (C$36,471) as settlement of accounts payable in the amount of $24,692 (C$36,000) resulting in a gain on debt settlement of $3,005.

xvii.
On August 12, 2019, pursuant to the conversion of convertible debentures with a face value of $75,512 (C$100,000) and accrued interest of $1,651 (C$2,186), the Company issued 928,817 common shares and 928,817 common share purchase warrants. Each warrant entitles the holder to acquire one common share at a price of $0.16 (C$0.12) for a period of two years following the closing date of the conversion. At the date of the conversion, the conversion feature was valued at $44,898 and the debt was valued at $nil. Consideration of $33,745 was recorded to warrant liability and the residual amount of $11,153 was recorded to issued capital.

 EMPOWER CLINICS INC.
(Formerly Adira Energy Ltd.)
NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS
December 31, 2019, 2018 and 2017
(in United States dollars, except where noted)

17.
EQUITY (continued)

xviii.
On August 19, 2019, pursuant to the conversion of convertible debentures with a face value of $75,512 (C$100,000) and accrued interest of $1,738 (C$2,301), the Company issued 929,864 common shares and 929,864 common share purchase warrants. Each warrant entitles the holder to acquire one common share at a price of $0.16 (C$0.12) for a period of two years following the closing date of the conversion. At the date of the conversion, the conversion feature was valued at $51,413 and the debt was valued at $nil. Consideration of $28,973 was recorded to warrant liability and the residual amount of $22,440 was recorded to issued capital.

xix.
On August 26, 2019, pursuant to the conversion of convertible debentures with a face value of $75,512 (C$100,000), the Company issued 909,090 common shares and 909,090 common share purchase warrants. Each warrant entitles the holder to acquire one common share at a price of $0.16 (C$0.12) for a period of two years following the closing date of the conversion. At the date of the conversion, the conversion feature was valued at $39,892 and the debt was valued at $nil. Consideration of $23,992 was recorded to warrant liability and the residual amount of $15,900 was recorded to issued capital.

xx.
On September 13, 2019, pursuant to the conversion of convertible debentures with a face value of $8,306 (C$11,000) and accrued interest of C$225 ($298), the Company issued 102,696 common shares and 102,696 common share purchase warrants. Each warrant entitles the holder to acquire one common share at a price of $0.16 (C$0.12) for a period of two years following the closing date of the conversion. At the date of the conversion, the conversion feature was valued at $2,206 and the debt was valued at $nil. Consideration of $1,800 was recorded to warrant liability and the residual amount of $406 was recorded to issued capital.

xxi.
On September 30, 2019, pursuant to the conversion of convertible debentures with a face value of $8,306 (C$11,000) and accrued interest of $249 (C$329), the Company issued 102,812 common shares and 102,812 common share purchase warrants. Each warrant entitles the holder to acquire one common share at a price of C$0.16 ($0.12) for a period of two years following the closing date of the conversion. At the date of the conversion, the conversion feature was valued at $2,669 and the debt was valued at $nil. Consideration of $2,479 was recorded to warrant liability and the residual amount of $190 was recorded to issued capital.

The Company had the following common share transactions during the year ended December 31, 2018:

xxii.
On April 19, 2018, as part of the Transaction (note 5), the common shares of Adira were consolidated at a ratio of 20:1. In addition, the Company issued 2,544,075 common shares at a deemed price of C$0.31 ($0.24) per share for purchase consideration of $614,415.

xxiii.
On April 23, 2018, pursuant to the conversion of convertible debentures with a face value of $2,089,495, the Company issued 11,373,368 common shares and 11,373,368 common share purchase warrants. Each warrant entitles the holder to acquire one common share at a price of $0.30 (C$0.39) per share for a period of two years following the closing date of the conversion (note 16). At the date of the conversion, the conversion feature was valued at $298,247 and the debt was valued at $2,014,197. Consideration of $1,306,894 was recorded to warrant liability and the residual amount of $1,005,550 was recorded to issued capital.

xxiv.
On April 23, 2018, pursuant to the conversion of $50,000 in promissory notes payable, the Company issued 268,817 common shares and 268,817 common share purchase warrants. Each warrant entitles the holder to acquire one common share at a price of $0.30 (C$0.39) per share for a period of two years following the closing date of the conversion (note 16). Consideration of $30,822 was recorded to warrant liability and the residual amount of $19,178 was recorded to issued capital.

xxv.
On April 23, 2018, pursuant to a shareholder rights offering financing, the Company issued 8,443,473 common shares at a price of $0.24 (C$0.31) per share for gross proceeds of $2,020,357 (C$2,617,477).

 EMPOWER CLINICS INC.
(Formerly Adira Energy Ltd.)
NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS
December 31, 2019, 2018 and 2017
(in United States dollars, except where noted)

17.
EQUITY (continued)

xxvi.
On June 11, 2018, pursuant to a marketing services agreement, the Company issued 2,000,000 units at a deemed price of $0.24 (C$0.31) per unit for total fair value consideration of $477,180 (C$620,000). Each unit consists of one common share and one common share purchase warrant. Each warrant entitles the holder to acquire one common share at a price of C$0.36 ($0.28) per share for a period of two years following the closing date of the financing. Consideration of $287,961 was recorded to warrant liability and the residual amount of $189,219 was recorded to issued capital. Subsequent to issuing the units, the Company cancelled the marketing services agreement due to non-performance of services by the marketing company. The units remained outstanding at December 31, 2018, subsequent to which the Company obtained from the holder the certificates of all 2,000,000 common shares and 2,000,000 common share purchase warrants. The Company cancelled these securities.

xxvii.
On June 11, 2018, pursuant to obligations under employment contract, the Company issued 2,000,000 common shares to the former CEO, for a deemed value of $0.24 (C$0.31) per common share for total consideration paid to the former CEO of $477,180 (C$620,000) (note 23).

xxviii.
On October 23, 2018, the Company converted notes payable with a face value $117,000 of the debt plus $7,389 of interest into 517,132 units (note 11(c)). Each unit is comprised of one common share and one common share purchase warrant. Each warrant entitles the holder to acquire one common share at a price of $0.28 (C$0.36) per share for a period of twelve months following the closing date of the conversion (note 16). Consideration of $52,433 was recorded to warrant liability and the residual amount of $137,901 was recorded to issued capital.

xxix.
On October 23, 2018, pursuant to a private placement financing, the Company issued 312,903 units for $0.24 (C$0.31) per unit for gross proceeds of $71,938 (C$97,000). Each unit is comprised of one common share and one common share purchase warrant. Each warrant entitles the holder to acquire one common share at a price of $0.28 (C$0.36) per share for a period of twelve months following the closing date of the financing (note 16). Consideration of $12,310 was recorded to warrant liability and the residual amount of $71,938 was recorded to issued capital.

xxx.
On October 23, 2018, the Company issued 423,076 common shares at a fair value of C$0.29 ($0.22) per common share for services received for total fair value consideration of $92,856 (C$120,000).

xxxi.
On October 23, 2018, pursuant to restructuring, the Company issued 1,204,851 common shares for $0.18 (C$0.23) per common share.

xxii.
On December 14, 2018, pursuant to the conversion of 422,678 units of convertible debentures with a face value of $57,980 (C$75,060), the Company issued 422,678 common shares and 422,678 common share purchase warrants. Each warrant entitles the holder to acquire one common share at a price of $0.14 (C$0.19) per share for a period of two years following the closing date of the conversion (note 16). At the date of the conversion, the conversion feature was valued at $nil and the debt was valued at $18,990. Consideration of $14,177 was recorded to warrant liability and the residual amount of $4,813 was recorded to issued capital.

The Company had the following common share transactions during the year ended December 31, 2017:

xxxii.
In January 2017, pursuant to a shareholder rights offering financing, the Company issued 32,237,225 common shares for $0.0094 per common share for gross proceeds of $302,244 (C$375,000).

 EMPOWER CLINICS INC.
(Formerly Adira Energy Ltd.)
NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS
December 31, 2019, 2018 and 2017
(in United States dollars, except where noted)

17.
EQUITY (continued)

b)
Share options

The Company has an incentive share option plan (“the plan”) in place under which it is authorized to grant share options to executive officers, directors, employees and consultants. The plan allows the Company to grant share options up to a maximum of 10.0% of the number of issued shares of the Company.

Share option transactions and the number of share options outstanding during the years ended December 31, 2019 and 2018, are summarized as follows:

	Number of share options	Weighted average exercise price ($C)
Outstanding, December 31, 2017	3,300,000	0.10
Granted	4,300,000	0.37
Outstanding, December 31, 2018	7,600,000	0.25
Cancelled	(4,850,000)	0.27
Granted	7,700,000	0.14
Outstanding, December 31, 2019	10,450,000	0.16
Exercisable, December 31, 2019	9,839,573	0.16

Share options outstanding and exercisable at December 31, 2019, are as follows:

	Number of options outstanding	Weighted average exercise price (C$)	Weighted average life of options (years)	Number of options exercisable	Weighted average exercise price (C$)	Weighted average life of options (years)
0.10	1,400,000	0.10	2.01	1,133,333	0.10	1.98
0.14	7,700,000	0.14	4.28	7,400,000	0.14	4.46
0.26	450,000	0.26	3.80	406,240	0.26	3.80
	900,000	0.38	3.40	900,000	0.38	3.40
	10,450,000	0.16	3.88	9,839,573	0.16	4.04

The fair value of share options recognized as an expense during the year ended December 31, 2019, was $608,944 (year ended December 31, 2018 - $892,417, year ended December 31, 2017 - $5,433). The following are the assumptions used for the Black Scholes option pricing model valuation of share options granted during the years ended December 31, 2019 and 2018:

		Years ended December 31,
	2019	2018	2017
Risk-free interest rate	1.34%	2.19%-2.37%	0.76%
Expected life	3-5 years	5 years	5 years
Expected volatility	100.0%	100.0%	100.0%
Forfeiture rate	0.0%	0.0%	0.0%
Dividend rate	0.0%	0.0%	0.0%

The risk-free rate of periods within the expected life of the share options is based on the Canadian government bond rate. The annualized volatility and forfeiture rate assumptions are based on historical results.

 EMPOWER CLINICS INC.
(Formerly Adira Energy Ltd.)
NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS
December 31, 2019, 2018 and 2017
(in United States dollars, except where noted)

17.
EQUITY (continued)

c)
Agent share purchase warrants

Agent share purchase warrant transactions and the number of agent share purchase warrants outstanding during the years ended December 31, 2019 and 2018, are summarized as follows:

	Number of agent share purchase warrants	Weighted average exercise price
Outstanding, December 31, 2017	-	-
Granted (1)	627,378	$0.31
Outstanding, December 31, 2018	627,378	$0.31
Granted (2)(3)(4)	877,440	$0.16
Outstanding, December 31, 2019	1,504,818	$0.24
Exercisable, December 31, 2019	1,504,818	$0.24

(1)
On April 23, 2018, as part of the Transaction, the Company issued 627,378 share purchase warrants to agents involved in the transaction. The share purchase warrants have an exercise price of $0.24 (C$0.31) ) and expire on April 23, 2020.

(2)
On April 2, 2019, as part of a private placement financing, the Company issued 363,900 share purchase warrants to agents. The share purchase warrants have an exercise price of $0.12 (C$0.16) and expire on April 2, 2021.

(3)
On April 2, 2019, as part of a debenture financing, the Company issued 659,490 share purchase warrants to agents. The share purchase warrants have an exercise price of $0.12 (C$0.16) and expire on April 2, 2021.

(4)
On May 3, 2019, as part of a private placement financing, the Company issued 217,950 share purchase warrants to agents. The share purchase warrants have an exercise price of $0.12 (C$0.16) and expire on May 3, 2021.

The fair value of agent share purchase warrants recognized in reserves during the year ended December 31, 2019, was $66,405 (year ended December 31, 2017 - $80,280 and 2016 - $nil). The following are the assumptions used for the Black Scholes option pricing model valuation of share options granted during the years ended December 31, 2019, 2018 and 2017:

		Years ended December 31,
	2019	2018	2017
Risk-free interest rate	1.56-1.67%	1.87%	-
Expected life	2 years	2 years	-
Expected volatility	100.0%	100.0%	-
Forfeiture rate	0.0%	0.0%	-
Dividend rate	0.0%	0.0%	-

18.
OPERATING EXPENSES

			Years ended December 31,
	Note	2019	2018	2017
Salaries and benefits	23	$1,985,735	$1,786,804	$1,205,514
Rent		84,924	272,768	267,272
Advertising and promotion		313,870	306,799	171,814
Telephone and internet		106,841	97,028	-
Penalties		165,000	-	-
Other		277,249	54,282	392,408
		$2,933,619	$2,517,681	$2,037,008

 EMPOWER CLINICS INC.
(Formerly Adira Energy Ltd.)
NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS
December 31, 2019, 2018 and 2017
(in United States dollars, except where noted)

19.
RESTRUCTURING EXPENSE

Subsequent to the Transaction, the Company initiated an organization-wide refocusing and restructuring. Accordingly, the Company incurred $88,808 during the year ended December 31, 2019 (2018 - $110,424; 2017; $nil) in net charges related to reorganization and restructuring headcount which resulted in multiple one-time severance payments.

20.
INCOME TAXES

a)
Rate reconciliation

Income tax expense differs from the amount that would result by applying the combined Canadian federal and provincial income tax rates to earnings before income taxes. The reconciliation of the combined Canadian federal and provincial statutory income tax rate of 27% (2018 - 27%, 2017 – 26%) to the effective tax rate is as follows:

		Years ended December 31,
	2019	2018	2017
Loss before taxes	$(4,301,663)	$(3,789,918)	$(3,109,921)
Combined Canadian federal and provincial income tax rates	27%	27%	26%
Expected income tax recovery	(1,161,450)	(1,023,280)	(808,580)
Items that cause an increase (decrease):
Effect of different tax rates in foreign jurisdiction	82,490	35,690	(219,020)
Non-deductible expenses less other permanent differences	(367,360)	294,780	10,990
Tax rate changes	8,700	152,650	233,990
Change in prior year estimates	(413,020)	-	165,540
Share issuance costs and other	(36,010)	1,690	(560)
Change in tax benefits not recognized	1,886,650	538,470	617,640
Income tax recovery	$-	$-	$-

b)
Unrecognized deferred tax assets and liabilities

Deferred taxes are provided as a result of temporary differences that arise due to the differences between the income tax values and the carrying amount of assets and liabilities. Deferred tax assets have not been recognized in respect of the following deductible temporary differences:

	As at December 31,
	2019	2018
Deferred tax assets:
Non-capital losses	$11,870,240	$7,291,370
Property and equipment	31,080	59,640
Intangible assets	485,390	366,070
Right of use assets net of lease liability	25,060	-
Accrued fees and compensation	264,360	57,380
Share issue costs	340,880	179,640
Capital losses carried forward	5,420	5,420
Unrealized foreign exchange loss	1,880	1,880
Goodwill	2,266,520	-
Deferred tax assets, net	$15,290,830	$7,961,400

c)
Expiration of income tax loss carry forwards

As at December 31, 2019, the Company has $6,158,650 of Canadian non-capital income tax losses (unrecognized) which will expire over 2035 through 2039, and $5,711,590 of United States net operating losses (unrecognized) of which $2,688,420 will expire over 2035 through 2037, and $3,023,170 which are indefinite.

 EMPOWER CLINICS INC.
(Formerly Adira Energy Ltd.)
NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS
December 31, 2019, 2018 and 2017
(in United States dollars, except where noted)

21.
SUPPLEMENTAL DISCLOSURE WITH RESPECT TO CASH FLOWS

Significant non-cash transactions were as follows:

			Years ended December 31,
	Note	2019	2018	2017
Shares issued for acquisition of Sun Valley	5,17(a)	$3,047,682	$-	$-
Shares issues for compensation	17(a),23	304,721	-	-
Shares returned to treasury (1)	17(a),23	(477,180)	-	-
Shares returned to treasury (2)	17(a)	(477,180)	-	-
Shares issued as settlement of note payable	11,17(a)	184,291	-	-
Shares issued as settlement of convertible debenture	13,17(a)	189,735	-	-
Shares issued as settlement of accounts payable	10,17(a)	483,098	-	-
Warrants issued to agents	17(a)	66,405	-	-
Shares issued for services	17(a)	122,932	-	-
Shares issued to agents	17(a)	20,255	-	-
Conversion of convertible debt to share purchase warrants	14,16	-	1,292,265	-
Shares issued to marketing services company	17(a)	-	477,180	-
Shares issued to former CEO	17(a),23	-	477,180	-
Conversion of notes payable into units	11	-	114,567	-
		$3,464,759	$2,361,192	$-

(1)
Pursuant to the termination agreement with the former CEO, the Company cancelled 2,651,875 common shares of which 651,875 were incorrectly cancelled and reissued on March 11, 2020 (note 26).
(2)
The common shares were reacquired and cancelled as the Company cancelled the marketing services agreement, pursuant to which the common shares and warrants were originally issued, due to non-performance of services by the marketing company.

Interest payments for the year ended December 31, 2019 were $nil (year ended December 31, 2018 - $nil, year ended December 31, 2017 - $nil).

Income tax payments for the year ended December 31, 2019 were $nil (year ended December 31, 2018 - $nil, year ended December 31, 2017 - $nil).

22.
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

 EMPOWER CLINICS INC.
(Formerly Adira Energy Ltd.)
NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS
December 31, 2019, 2018 and 2017
(in United States dollars, except where noted)

22.
FINANCIAL INSTRUMENTS AND RISK MANAGEMENT (continued)

The carrying values of cash, accounts receivable, due from related parties, promissory note receivable, accounts payable and accrued liabilities, share subscriptions and amounts due to related parties approximate their carrying values due to their short-term nature.

The secured loan payable, notes payable, convertible note payable and convertible debentures are categorized as Level 2 and have been recorded at amortized cost. The carrying value approximates their carrying values due to their relatively short-term nature.

As at December 31, 2019 and 2018, there were no financial assets or liabilities measured and recognized in the consolidated statements of financial position at fair value that would be categorized as Level 3 in the fair value hierarchy above with the exception of the conversion feature liability (note 14) and warrant liability (note 16), which are a Level 3 fair value measurement.

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

i. Credit risk

Counterparty credit risk is the risk that the financial benefits of contracts with a specific counterparty will be lost if a counterparty defaults on its obligations under the contract. This includes amounts owed to the Company by these counterparties, less and amounts owed to the counterparty by the Company where a legal right of offset exists and also includes the fair values of contracts with individual counterparties which are recorded in the consolidated financial statements.

The Company’s credit risk is predominantly related to cash balances held in financial institutions, amounts receivable from credit card processor and promissory note receivable. The maximum exposure to the credit risk is equal to the carrying value of such financial assets. At December 31, 2019 and 2018, the Company expects to recover the full amount of such assets.

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

ii. Currency risk

The Company’s functional currency is the US dollar and therefore the Company’s income (loss) and comprehensive income (loss) are impacted by fluctuations in the value of foreign currencies in relation to the US dollar.

The table below summarizes the net monetary assets and liabilities held in foreign currencies:

	As at December 31,
	2019	2018

Canadian dollar net monetary liabilities	$2,434,448	$171,578
	$2,434,448	$171,578

 EMPOWER CLINICS INC.
(Formerly Adira Energy Ltd.)
NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS
December 31, 2019, 2018 and 2017
(in United States dollars, except where noted)

22.
FINANCIAL INSTRUMENTS AND RISK MANAGEMENT (continued)

The effect on loss before income tax for the year ended December 31, 2019, of a 10.0% change in the foreign currencies against the US dollar on the above-mentioned net monetary assets and liabilities of the Company is estimated to be an increase/decrease of $316,186 (2017 - $12,577) assuming that all other variables remained constant.

iii.Liquidity risk

Liquidity risk is the risk that the Company will encounter difficulty in meeting obligations associated with its financial liabilities that are settled by delivering cash or another financial asset. The Company has a planning and budgeting process in place to help determine the funds required to support the Company’s normal operating requirements and its expansion plans.

In the normal course of business, the Company enters into contracts and performs business activities that give rise to commitments for future minimum payments. The Company has no concentrations of liquidity risk. A summary of future operating commitments is presented in note 25.

As at December 31, 2019, the Company had a cash balance of $179,153 and current liabilities of $4,183,022. (December 31, 2018 - $157,668 and $5,436,664 respectively). The Company’s current resources are not sufficient to settle its current liabilities.

vi. Interest rate risk

Interest rate risk is the risk that future cash flows will fluctuate as a result of changes in market interest rates. The Company’s notes payable, secured loan payable, convertible notes payable and convertible debentures carry fixed interest rates and as such, the Company is not exposed to interest rate risk.

23.
RELATED PARTY TRANSACTIONS

The Company’s related parties include subsidiaries, associates, joint ventures, affiliated entities and key management personnel and any transactions with such parties for goods and/or services that are made on regular commercial terms. During the years ended December 31, 2019 and 2018, the Company did not enter into any transactions with related parties outside of compensation to key management personnel as disclosed below.

Key management are those personnel having the authority and responsibility for planning, directing, and controlling the Company. Salaries and benefits, bonuses, and termination benefits are included in operating expenses and share-based payments are recorded as share-based payment expense or share capital.

Key management compensation includes:

		Years ended December 31,
	2019	2018	2017
Salaries and benefits	$734,655	$1,063,748	$221,700
Share-based payments	556,040	892,417	-
Directors fees	11,250	-	-
	$1,301,945	$1,956,165	$221,700

Included in cost of goods sold for the year ended December 31, 2019 is $31,609 (year ended December 31, 2018 - $nil) in product purchases made from Sun Valley Science LLC, an entity controlled by the Senior Vice President Development and Director.

Included in salaries and benefits for the year ended December 30, 2019 is $304,721 (year ended December 31, 2018 - $nil) related to common shares awarded to the CEO (note 17(a)).

Included in salaries and benefits for the year ended December 31, 2018, is $477,180 related to 2,000,000 shares awarded to the former CEO (note 17(a)).

EMPOWER CLINICS INC.
(Formerly Adira Energy Ltd.)
NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS
December 31, 2019, 2018 and 2017
(in United States dollars, except where noted)

23.
RELATED PARTY TRANSACTIONS (continued)

As at December 31, 2019, $28,827 (December 31, 2018 - $nil) is due to the CEO for advances made on behalf of the Company and $133,444 (December 31, 2018 - $nil) is due to the CEO for salaries and benefits. The amounts are unsecured and due on demand.

As at December 31, 2029, $140,000 (December 31, 2018 - $nil) is due to the Senior Vice Present Development and Director and his spouse for consideration related to the Sun Valley acquisition.

As at December 31, 2019, $nil (December 31, 2018 - $12,575) is due to related parties for final settlement of the purchase of Presto operations. Following the dismissal of legal actions with the former President and director of its subsidiary companies the Company determined that there is no longer an obligation with respect to the final settlement and as such, the amount has been credited to restructuring expense. The outstanding balance was non-interest bearing, unsecured and due on demand.

24.
MANAGEMENT OF CAPITAL

The Company’s objectives of capital management are intended to safeguard the Company’s normal operating requirements on an ongoing basis. At December 31, 2019, the capital of the Company consists of consolidated equity, notes payable, convertible debentures payable, secured loan payable, and bank indebtedness, net of cash.

	As at December 31,
	2019	2018
Equity	$(3,514,913)	$(2,996,220)
Notes payable	969,891	760,715
Convertible debentures payable	427,320	274,466
Secured loan payable	761,711	717,460
	(1,355,991)	(1,243,579)
Less: Cash	(179,153)	(157,668)
	$(1,535,144)	$(1,401,247)

The Board of Directors does not establish quantitative return on capital criteria for management, but rather relies on the expertise of the Company’s management to sustain future development of the business. Management reviews its capital management approach on an ongoing basis and believes that this approach, given the relative size of the Company, is reasonable.

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

At December 31, 2019 and 2018, the Company was not subject to any externally imposed capital requirements.

 EMPOWER CLINICS INC.
(Formerly Adira Energy Ltd.)
NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS
December 31, 2019, 2018 and 2017
(in United States dollars, except where noted)

25.
COMMITMENTS AND CONTINGENCIES
Commitments

A summary of undiscounted liabilities and future operating commitments at December 31, 2019, are as follows:

	Total	Within 1 year	2 - 5 years	Greater than 5 years
Maturity analysis of financial liabilities
Accounts payables and accrued liabilities	$1,874,990	$1,874,990	$-	$-
Notes payable	969,891	969,891	-	-
Convertible debentures payable	427,320	427,320	-	-
Lease liability	734,896	219,800	515,096	-
Secured loan payable	761,711	761,711	-	-
Total financial liabilities	$4,768,808	$4,253,712	$515,096	$-

Contingencies

Various tax and legal matters are outstanding from time to time. In the event that management’s estimate of the future resolution of these matters changes, the Company will recognize the effects of these changes in the consolidated financial statements in the period such changes occur.

26.
EVENTS AFTER THE REPORTING PERIOD

a)
Private Placement

On April 16, 2020, pursuant to a private placement financing, the Company issued 16,325,000 units at a price of C$0.03 (C$0.04) per unit for gross proceeds of $462,399 (C$653,000). Each unit consists of one common share and one common share purchase warrant. Each warrant entitles the holder to acquire one common share at a price of $0.07 (C$0.10) per share for a period of two years following the closing date of the financing.

On July 16, 2020, pursuant to a private placement financing, the Company issued 14,417,334 units for $0.04 (C$0.05) per unit for gross proceeds of $532,279 (C$720,866). Each unit is comprised of one common share and one common share purchase warrant. Each warrant entitles the holder to acquire one common share at a price of $0.09 (C$0.12) per share for a period of twenty-four months following the closing date of the financing.

b)
Other Share Transactions

i.
On January 23, 2020, the Company issued 4,800,000 common shares for $0.03 (C$0.045) per common share for total fair value consideration of $164,346 (C$216,000) as settlement of accounts payable.

ii.
On February 11, 2020, the Company issued 4,000,000 common shares for $0.03 (C$0.035) per common share for total fair value consideration of $105,327 (C$140,000) as settlement of amounts payable for marketing services.

iii.
On March 11, 2020, pursuant to the incorrect cancellation of common shares of the former CEO, the Company issued 651,875 common shares (note 17(a)(iii)).

iv.
On April 7, 2020, pursuant to the conversion of convertible debentures with a face value of $268,554 (C$367,500) and accrued interest of $16,113 (C$22,050), the Company issued 3,541,366 units. Each unit is comprised of one common share and one common share purchase warrant. Each warrant entitles the holder to acquire one common share at a price of $0.07 (C$0.10) for a period of two years following the closing date of the conversion.

 EMPOWER CLINICS INC.
(Formerly Adira Energy Ltd.)
NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS
December 31, 2019, 2018 and 2017
(in United States dollars, except where noted)

26.
EVENTS AFTER THE REPORTING PERIOD (continued)

v.
On April 8, 2020, pursuant to the conversion of convertible debentures with a face value of $147,691 (C$207,270) and accrued interest of $8,254 (C$11,584), the Company issued 1,989,588 units. Each unit is comprised of one common share and one common share purchase warrant. Each warrant entitles the holder to acquire one common share at a price of $0.07 ($C0.10) for a period of two years following the closing date of the conversion.

vi.
On May 7, 2020, pursuant to the conversion of convertible debentures with a face value of $178,380 (C$250,000) and accrued interest of $20,600 (C$28,871), the Company issued 3,064,515 common shares and 3,064,515 common share purchase warrants. Each warrant entitles the holder to acquire one common share at a price of $0.09 (C$0.12) for a period of one year following the closing date of the conversion.

vii.
On May 7, 2020, the Company issued 347,142 common shares for $0.06 (C$0.085) per common share for total fair value consideration of $21,054 (C$29,507) as settlement of amounts payable for legal services.

viii.
On May 20, 2020, the Company issued 844,444 common shares. The issuance settled the obligation to issue 150,000 common shares of the Company (note 11(k)). In addition, the Company issued 694,444 common shares to settle the administrative charge of $18,876 (C$25,000) (note 11(k)).

c)
Share Options
On January 22, 2020, the Company issued 870,000 share options. Each share option entitles the holder to acquire one common share at a price of $0.04 ($0.05) for a period of three years following the issuance date.

On March 30, 2020, the Company issued 600,000 share options. Each share option entitles the holder to acquire one common share at a price of $0.04 ($0.05) for a period of three years following the issuance date.

d)
Warrants
On April 23, 2020, a total of 11,642,185 warrants with an exercise price of $0.30 (C$0.39) expired.

e)
Corporate
On January 21, 2020, the Company sold its first franchise agreement whereby the franchisee will pay an upfront franchise fee to the Company, an ongoing monthly royalty based on revenue, a variable monthly technology and marketing support fee, and are required to purchase Sun Valley Health CBD product lines for their clinic location.

On March 4, 2020, the Company incorporated a wholly owned subsidiary named Empower Healthcare Facility Assets Inc. On March 4, 2020, the Company also incorporated Empower Heritage Sandy Assets Corp. Both entities are US based Delaware corporations.

On May 15, 2020, the Company incorporated a British Columbia, Canada entity named Dosed Wellness Ltd.

e)
COVID-19
Subsequent to year-end, there was a global outbreak of COVID-19 (coronavirus), which has had a significant impact on businesses through the restrictions put in place by the United States, state and municipal governments regarding travel, business operations and isolation/quarantine orders. At this time, it is unknown the extent of the impact the COVID-19 outbreak may have on the Company as this will depend on future developments that are highly uncertain and that cannot be predicted with confidence. These uncertainties arise from the inability to predict the ultimate geographic spread of the disease, and the duration of the outbreak, including the duration of travel restrictions, business closures or disruptions, and quarantine/isolation measures that are currently, or may be put, in place by the United States and other countries to fight the virus.

f)
Arizona Recreational Legalization Ballot

The Arizona Marijuana Legalization Initiative may appear on the ballot in Arizona as an initiated state statute on November 3, 2020. The ballot initiative would legalize the possession and use of recreational marijuana for adults (age 21 years or older). The ballot initiative would allow people to grow no more than six marijuana plants for personal use in their residence, as long as the plants are within an enclosed area with a lock and beyond public view.

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

Date: February 4, 2021