Form 20-F/A
period 2018-12-31
Empower Clinics Inc.
filed 2021-02-26
CIK 1109504

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
YES ☐                  NO ☐

TABLE OF CONTENTS

GENERAL		- 5 -
PART I		- 6 -
ITEM 1 -	IDENTITY OF DIRECTORS, SENIOR MANAGEMENT AND ADVISERS	- 6 -
ITEM 2 -	OFFER STATISTICS AND EXPECTED TIMETABLE	- 6 -
ITEM 3 -	KEY INFORMATION	- 6 -
A.	Selected Financial Data	-6 -
B.	Capitalization and Indebtedness	-7 -
C.	Reasons for the Offer and Use of Proceeds	-7 -
D.	Risk Factors	-7 -
ITEM 4	INFORMATION ON THE COMPANY	- 12 -
A.	History and Development of the Company	- 12 -
B.	Business Overview	- 13 -
C.	Organizational Structure	- 14 -
D.	Property, Plant and Equipment	- 15 -
ITEM 5	OPERATING AND FINANCIAL REVIEW AND PROSPECTS	- 15 -
A.	Operating Results	- 15 -
B.	Liquidity and Capital Resources	- 18 -
C.	Research and Development, Patents and Licenses	- 21 -
D.	Trend Information	- 21 -
E.	Off-Balance Sheet Arrangements	- 21 -
F.	Tabular Disclosure of Contractual Obligations	- 22 -
G.	Safe Harbor	- 22 -
ITEM 6	DIRECTORS, SENIOR MANAGEMENT AND EMPLOYEES	- 22 -
A.	Directors and Senior Management	- 22 -
B.	Compensation	- 24 -
C.	Board Practices	- 26 -
D.	Employees	- 28 -
E.	Share Ownership	- 28 -
ITEM 7	MAJOR SHAREHOLDER AND RELATED PARTY TRANSACTIONS	- 30 -
A.	Major Shareholders	- 30 -
B.	Related Party Transactions	- 31 -
C.	Interests of Experts and Counsel	- 31 -
ITEM 8	FINANCIAL INFORMATION	- 31 -
A.	Consolidated Statements and Other Financial Information	- 31 -
B.	Significant Changes	- 32 -
ITEM 9	THE OFFER AND LISTING	- 32 -
ITEM 10	ADDITIONAL INFORMATION	- 32 -
A.	Share Capital	- 32 -
B.	Memorandum and Articles of Incorporation	- 32 -
C.	Material Contracts	- 32 -
D.	Exchange Controls	- 32 -
E.	Taxation	- 33 -
F.	Dividends and Paying Agents	- 39 -
G.	Statement by Experts	- 39 -
H.	Documents on Display	- 39 -
I.	Subsidiary Information	- 39 -

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

U.S. dollars in thousands, except share and per share data

	Year Ended December 31,
	2018	2017
	$	$
Balance Sheet Data
Cash and cash equivalents	157,668	–
Total Assets	513,792	629,802
Total Liabilities	3,510,012	5,436,664
Total Shareholders’ Deficit	(2,996,220)	(4,806,862)

Operating Data
Revenues	1,091,386	1,507,050

Expenses
Direct clinics expenses	417,047	638,834
Operating expenses	2,517,681	2,037,008
Legal and professional fees	1,450,141	1,131,041
Depreciation and amortization expense	123,473	103,372
Share-based payments	892,417	5,433

Loss from operations	(4,309,373)	(2,408,638)

Other (gains) expenses	(519,455)	701,283

Loss before income taxes	(3,789,918)	(3,109,921)

Deferred tax recovery	–	–

Net loss and comprehensive loss	(3,789,918)	(3,109,921)

Basic and diluted net loss per share	(0.06)	(0.06)
Weighted average number of common shares used in computing basic and diluted net loss per share	66,670,041	48,072,262

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
-                Sun Valley Alternative Health Centers Tucson, LLC;
-                Sun Valley Alternative Health Centers Mesa, LLC; and
-                Sun Valley Certification Clinics Franchising, LLC

(each, a “Subsidiary” and, collectively the “Subsidiaries”)

Capital Expenditures and Divestitures

During the year ended December 31, 2018, we incurred $100,227 (2017 - $31,598) in capital expenditures for the acquisition of property and equipment.

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

3.
A cash payment of $12,318 and issuance of 350,602 common shares at a deemed price of $0.135 (CDN$0.175) per Share, representing the average daily closing price of the common shares on the CSE for the 10-day trading period ended April 26, 2019 to a minority shareholder of one of the Subsidiaries in order to acquire their minority interest therein; and

4.
A promissory note of US$125,000 bearing interest at a rate of 4% per annum and due July 31, 2019, to a minority shareholder of one of the Subsidiaries in order to acquire their minority interest therein.

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

Impairment of equipment

Impairment of equipment was $nil, compared to $14,500 during fiscal 2016. During Fiscal 2016 an impairment loss of $14,500 was recognized to reduce furniture and equipment carrying values to their fair market value.

Impairment of intangible assets

Impairment of intangible assets was $nil, compared to $64,800 during fiscal 2016. During Fiscal 2016 an impairment loss of $64,800 was recognized to reduce trademarks, domain names and management software carrying values to their fair market value.

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

F.	Tabular Disclosure of Contractual Obligations

A summary of undiscounted liabilities and future operating commitments at December 31, 2018, are as follows:

	Total	Within 1 year	2 - 5 years	Greater than 5 years
Maturity analysis of financial liabilities
Accounts payables and accrued liabilities	$1,544,892	$1,554,892	$–	$–
Notes payable	760,715	610,444	$150,271	–
Convertible debentures payable	274,466	274,466	–	–
Secured loan payable	717,460	717,460	–	–
	3,307,533	3,157,262	150,271	–

Commitments
Future operating commitments	180,696	146,036	34,660	–

Total financial liabilities and commitments	$3,488,229	$3,303,298	$184,931	$–

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

During the year ended December 31, 2018, we paid aggregate remuneration to our directors and officers as a group who served in the capacity of director or executive officer during such year $1,479,975 (2017 - $221,700, 2016 - $195,000).

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

Summary Compensation Table

The following table provides a summary of compensation that we paid to our senior management during the most recently completed fiscal year:

					Non-Equity Incentive Plan Compensation($)
Names and Principal Position	Year	Salary ($)	Share-Based Awards($)	Option-Based Awards($)	Annual incentive plans	Long-term incentive plans	Pension Value($)	All Other Compensation($)	Total Compensation($)
Craig Snyder, Chief Executive Officer (1)	2018	95,378	477,180	154,322	Nil	Nil	Nil	Nil	726,880
Carly Krivanek, Chief Financial Officer (2)	2018	125,197	Nil	109,920	Nil	Nil	Nil	Nil	235,117
Lorne Gertner, Director	2018	Nil	Nil	43,968	Nil	Nil	Nil	Nil	43,968
Dan Ballister, Director	2018	Nil	Nil	43,968	Nil	Nil	Nil	Nil	43,968
Paul Uhlir, Director	2018	Nil	Nil	43,968	Nil	Nil	Nil	Nil	43,968
Peter McDonough, Director	2018	15,000	Nil	43,968	Nil	Nil	Nil	Nil	58,968
Steve Wingert, VP	2018	Nil	Nil	54,960	Nil	Nil	Nil	Nil	54,960
Clint Hall, VP	2018	Nil	Nil	110,011	Nil	Nil	Nil	Nil	110,011
Josh Vall Spinosa, VP	2018	Nil	Nil	98,928	Nil	Nil	Nil	Nil	98,928
Stu Kieland, VP	2018	Nil	Nil	99,230	Nil	Nil	Nil	Nil	99,230

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

	Year ended December 31,
	2018	2017	2016
	U.S. dollars in thousands

Salaries and benefits	$587,558	$221,700	$195,000
Share-based compensation	892,417	–	–

	$1,479,975	$221,700	$195,000

C.	Interests of Experts and Counsel

Not applicable.

ITEM 8	FINANCIAL INFORMATION

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

The following table sets forth information regarding the amount billed to us by our principal independent auditors, MNP LLP for the fiscal year ended December 31, 2018 and 2017:

	Year Ended December 31
	2018	2017
Audit Fees:	$71,310	$65,000
Audit Related Fees:	$nil	$3,690
Tax Fees:	$nil	$nil
Total:	$71,310	$68,690

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

●   Report of Independent Registered Public Accounting Firm dated June 3, 2019;
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

●
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

●
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

●
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

NOTE 6: PROPERTY AND EQUIPMENT

The Company operates clinics in Oregon and Washington State. A continuity of property and equipment for the years ended December 31, 2018, 2017 and 2016 is as follows:

	Facilities	Land	Furniture and equipment	Tenant improvements	Total
Cost
Balance, December 31, 2015	$249,282	$146,822	$42,500	$–	$438,604
Transfer to assets held for sale	(70,297)	(119,703)	–	–	(190,000)
Disposals	(178,985)	(27,119)	(13,000)	–	(219,104)
Impairment loss	–	–	(14,500)	–	(14,500)
Balance, December 31, 2016	–	–	15,000	–	15,000
Expenditures	–	–	11,598	20,000	31,598
Balance, December 31, 2017	–	–	26,598	20,000	46,598
Expenditures	–	–	1,762	98,465	100,227
Balance, December 31, 2018	$–	$–	$28,360	$118,465	$146,825

	Facilities	Land	Furniture and equipment	Tenant improvements	Total
Accumulated amortization
Balance, December 31, 2015	$(8,309)	$–	$(6,917)	$–	$(15,226)
Amortization	(5,966)	–	(27,185)	–	(33,151)
Transfer to assets held for sale	2,343	–	–	–	2,343
Disposals	11,932	–	27,500	–	39,432
Balance, December 31, 2016	–	–	(6,602)	–	(6,602)
Amortization	–	–	(3,868)	–	(3,868)
Balance, December 31, 2017	–	–	(10,470)	–	(10,470)
Amortization	–	–	(9,295)	–	(9,295)
Balance, December 31, 2018	$–	$–	$(19,765)	$–	$(19,765)
Carrying amount
Balance, December 31, 2016	$–	$–	$8,398	$–	$8,398
Balance, December 31, 2017	$–	$–	$16,128	$20,000	$36,128
Balance, December 31, 2018	$–	$–	$8,595	$118,465	$127,060

NOTE 7: INTANGIBLE ASSETS
	Patient records	Trademarks and domain names	Management software	Total
Cost
Balance, December 31, 2015	356,893	$141,000	$73,000	$570,893
Impairment loss	(64,800)	–	–	(64,800)
Balance, December 31, 2016	292,093	141,000	73,000	506,093
Expenditures	–	–	–	–
Balance, December 31, 2017	292,093	141,000	73,000	506,093
Impairment loss	–	(42,300)	(21,900)	(64,200)
Balance, December 31, 2018	292,093	$98,700	$51,100	$441,893

	Patient records	Trademarks and domain names Management software	Management software	Total
Accumulated amortization
Balance, December 31, 2015	(35,690)	$(14,100)	$(7,300)	$(57,090)
Amortization	(56,703)	(28,200)	(14,600)	(99,503)
Balance, December 31, 2016	(92,393)	(42,300)	(21,900)	(156,593)
Amortization	(56,704)	(28,200)	(14,600)	(99,504)
Balance, December 31, 2017	(149,097)	(70,500)	(36,500)	(256,097)
Amortization	(71,379)	(28,200)	(14,600)	(114,179)
Balance, December 31, 2018	(220,476)	$(98,700)	$(51,100)	$(370,276)

	Patient records	Trademarks and domain names Management software	Management software	Total
Carrying amount
Balance, December 31, 2016	199,700	$98,700	$51,100	$349,500
Balance, December 31, 2017	142,996	70,500	36,500	249,996
Balance, December 31, 2018	71,617	$–	$-	$71,617

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

	Facility Portland	Land Portland	Total
Cost
Balance, December 31, 2015	$–	$–	$–
Transfer from property and equipment	70,297	119,703	190,000
Balance, December 31, 2016	70,297	119,703	190,000
Expenditures	–	–	–
Balance, December 31, 2017	70,297	119,703	190,000
Impairment loss	(20,151)	(36,921)	(57,072)
Balance, December 31, 2018	$50,146	$82,782	$132,928

	Facility Portland	Land Portland	Total
Accumulated amortization
Balance, December 31, 2015	$(2,343)	$–	$(2,343)
Amortization	(2,613)	–	(2,613)
Balance, December 31, 2016	(4,956)	–	(4,956)
Amortization	–	–	–
Balance, December 31, 2017 and 2018	(4,956)	–	(4,956)

	Facility Portland	Land Portland	Total
Carrying amount
Balance, December 31, 2016	$65,341	$119,703	$185,044
Balance, December 31, 2017	65,341	119,703	185,044
Balance, December 31, 2018	$45,190	$82,782	$127,972

NOTE 9: ACCOUNTS PAYABLE AND ACCRUED LIABILITIES

	As of December 31,
	2018	2017
Trade payables and accrued liabilities	$1,274,885	$1,039,166
Payroll liabilities	280,007	410,389
	$1,554,892	$1,449,555

NOTE 10: NOTES PAYABLE
	As at December 31,
	2018	2017	2016
Balance, beginning of period	$404,370	87,016	$78,463
Converted to convertible debentures (a)	–	(62,131)	–
Repayment (b)	–	(31,000)	–
Issue of notes payable (c)(d)(e)(f)(g)	495,449	399,985	–
Converted to shares (c)(d)	(167,000)	–	–
Interest expense	27,896	10,500	8,553
Balance, end of period	760,715	404,370	87,016
Less: non-current portion of notes payable (g)	(150,271)	–	–
Current portion of notes payable	$610,444	404,370	$87,016

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

NOTE 13: WARRANT LIABILITY

					Warrants Outstanding as at December 31,
Issuance	Expiry Date	Exercise Price	Warrants issued	Common shares upon exercise	2018	2017
Convertible Debt Conversion (1)	April 23, 2020	$C 0.39 $0.30	11,373,368	11,373,368	11,373,368	–
Note conversion (2)	April 23, 2020	$C 0.39 $0.30	268,817	268,817	268,817	–
Shares issued (3)	June 11, 2019	$C 0.36 $0.28	2,000,000	2,000,000	2,000,000	–
Note conversion (4)	October 22, 2019	$C 0.36 $0.28	517,132	517,132	517,132	–
Shares issued (5)	October 22, 2019	$C 0.36 $0.28	312,903	312,903	312,903	–
Convertible Debt Conversion (6)	December 14, 2020	$C 0.19 $0.14	422,678	422,678	422,678	–
			14,894,898	14,894,898	14,894,898	–

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

NOTE 14: EQUITY

a)    Authorized share capital

●
Unlimited number of common shares without nominal or par value.

The Company had the following common share transactions during the year ended December 31, 2018:

●
On April 19, 2018, as part of the Transaction (note 5), the common shares of Adira were consolidated at a ratio of 20:1. In addition, the Company issued 2,544,075 common shares at a deemed price of C$0.31 ($0.24) per share for purchase consideration of $614,415.

●
On April 23, 2018, pursuant to the conversion of 11,373,368 units of convertible debentures with a face value of $2,089,495, the Company issued 11,373,368 common shares and 11,373,368 common share purchase warrants. Each warrant entitles the holder to acquire one common share at a price of $0.30 (C$0.39) per share for a period of two years following the closing date of the conversion (note 13).

●
On April 23, 2018, pursuant to the conversion of $50,000 in promissory notes payable, the Company issued 268,817 common shares and 268,817 common share purchase warrants. Each warrant entitles the holder to acquire one common share at a price of $0.30 (C$0.39) per share for a period of two years following the closing date of the conversion (note 13).

●
On April 23, 2018, pursuant to a shareholder rights offering financing, the Company issued 8,443,473 common shares at a price of $0.24 (C$0.31) per share for gross proceeds of $2,020,357 (C$2,617,477).

●
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

●
On June 11, 2018, pursuant to obligations under employment contract, the Company issued 2,000,000 common shares to the former CEO, for a deemed value of $0.24 (C$0.31) per common share for total consideration paid to the former CEO of $477,180 (C$620,000) (note 18, 19).

●
On October 23, 2018, pursuant to the conversion of $122,030 notes payable, the Company issued 517,132 units. Each unit is comprised of one common share and one common share purchase warrant. Each warrant entitles the holder to acquire one common share at a price of $0.28 (C$0.36) per share for a period of twelve months following the closing date of the conversion (note 13).

●
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

●
On October 23, 2018, the Company issued 423,076 common shares at a deemed price of C$0.29 ($0.22) per common share for services received for total fair value consideration of C$120,000 ($92,856).

●
On October 23, 2018, pursuant to restructuring, the Company issued 1,204,851 common shares for $0.18 (C$0.23) per common share.

●
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

●
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

Share option transactions and the number of share options outstanding during the years ended December 31, 2018 and 2017, are summarized as follows:

	Number of share options	Weighted average exercise price
Outstanding, December 31, 2015	–	–
Granted	1,250,000	$C0.10
Outstanding, December 31, 2016	1,250,000	$C0.10
Granted	2,050,000	$C0.10
Outstanding, December 31, 2017	3,300,000	$C0.10
Granted	4,300,000	$C0.38
Outstanding, December 31, 2018	7,600,000	$C0.25
Exercisable, December 31, 2018	5,650,000	$C0.30

Share options outstanding and exercisable at December 31, 2018, are as follows:

Exercise price (C$)	Number of options outstanding	Weighted average exercise price (C$)	Weighted average life of options (years)	Number of options exercisable	Weighted average exercise price (C$)	Weighted average life of options (years)
0.10	3,300,000	0.10	2.55	1,600,000	0.10	2.95
0.26	450,000	0.26	4.80	200,000	0.26	4.80
0.38	3,850,000	0.38	4.40	3,850,000	0.38	4.40
	7,600,000	0.25	3.85	5,650,000	0.30	4.00

	Years ended December 31,
	2018	2017	2016
Risk-free interest rate	2.19% - 2.37%	0.76%	–
Expected life	5 years	5 years	–
Expected volatility	100.0%	100.0%	–
Forfeiture rate	0.0%	0.0%	–
Dividend rate	0.0%	0.0%	–

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

c)    Share purchase warrants

Share purchase warrant transactions and the number of share purchase warrants outstanding during the years ended December 31, 2018 and 2017, are summarized as follows:

	Number of share options	Weighted average exercise price
Outstanding, December 31, 2017, 2016 and 2015	–	–
Granted (1)	627,378	$C0.31
Outstanding, December 31, 2018	627,378	$C0.31
Exercisable, December 31, 2018	627,378	$C0.31

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