Form 20-F
period 2020-12-31
Empower Clinics Inc.
filed 2021-07-23
CIK 1109504

UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
WASHINGTON, D.C. 20549

FORM 20-F

☐	REGISTRATION STATEMENT PURSUANT TO SECTION 12(b) or 12(g) OF THE SECURITIES EXCHANGE ACT OF 1934

OR

☒	ANNUAL REPORT PURSUANT TO SECTION 13 OR 15(d) OF THE SECURITIES EXCHANGE ACT OF 1934

For the fiscal year ended December 31, 2020

OR

☐	TRANSITION REPORT PURSUANT TO SECTION 13 OR 15(d) OF THE SECURITIES EXCHANGE ACT OF 1934

OR

☐	SHELL COMPANY REPORT PURSUANT TO SECTION 13 OR 15(d) OF THE SECURITIES EXCHANGE ACT OF 1934

Commission file number 000-30087

EMPOWER CLINICS INC. (formerly ADIRA ENERGY LTD.)
(Exact name of Registrant specified in its charter)

CANADA
(Jurisdiction of incorporation or organization)

Suite 505, 1771 Robson Street
Vancouver, BC
Canada V6G 1C9
(Address of principal executive offices)

Contact Person: Steven McAuley
Address: Suite 505, 1771 Robson Street
Vancouver, BC
Canada V6G 1C9
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

The number of outstanding shares of the Company’s only class of capital or common stock as at December 31, 2020 was 283,811,903 common shares.

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
YES ☐                  NO ☐

TABLE OF CONTENTS

GENERAL		- 5 -
PART I		- 7 -
ITEM 1 -	IDENTITY OF DIRECTORS, SENIOR MANAGEMENT AND ADVISERS	- 7 -
ITEM 2 -	OFFER STATISTICS AND EXPECTED TIMETABLE	- 7 -
ITEM 3 -	KEY INFORMATION	- 7 -
A.	Selected Financial Data	- 7 -
B.	Capitalization and Indebtedness	- 8 -
C.	Reasons for the Offer and Use of Proceeds	- 8 -
D.	Risk Factors	- 8 -
ITEM 4	INFORMATION ON THE COMPANY	- 13 -
A.	History and Development of the Company	- 13 -
B.	Business Overview	- 14 -
C.	Organizational Structure	- 16 -
D.	Property, Plant and Equipment	- 17 -
ITEM 5	OPERATING AND FINANCIAL REVIEW AND PROSPECTS	- 17 -
A.	Operating Results	- 17 -
B.	Liquidity and Capital Resources	- 19 -
C.	Research and Development, Patents and Licenses	- 23 -
D.	Trend Information	- 23 -
E.	Off-Balance Sheet Arrangements	- 23 -
F.	Tabular Disclosure of Contractual Obligations	- 24 -
G.	Safe Harbor	- 24 -
ITEM 6	DIRECTORS, SENIOR MANAGEMENT AND EMPLOYEES	- 24 -
A.	Directors and Senior Management	- 24 -
B.	Compensation	- 27 -
C.	Board Practices	- 28 -
D.	Employees	-30 -
E.	Share Ownership	-30 -
ITEM 7	MAJOR SHAREHOLDER AND RELATED PARTY TRANSACTIONS	- 32 -
A.	Major Shareholders	- 32 -
B.	Related Party Transactions	- 33 -
C.	Interests of Experts and Counsel	- 33 -
ITEM 8	FINANCIAL INFORMATION	- 33 -
A.	Consolidated Statements and Other Financial Information	- 33 -
B.	Significant Changes	- 34 -
ITEM 9	THE OFFER AND LISTING	- 34 -
ITEM 10	ADDITIONAL INFORMATION	- 34 -
A.	Share C apital	- 34 -
B.	Memorandum and Articles of Incorporation	- 34 -
C.	Material Contracts	- 34 -
D.	Exchange Controls	- 35 -
E.	Taxation	- 36 -
F.	Dividends and Paying Agents	- 41 -
G.	Statement by Experts	- 41 -
H.	Documents on Display	- 41 -
I.	Subsidiary Information	- 41 -
ITEM 11	QUANTITATIVE AND QUALITATIVE DISCLOSURES ABOUT MARKET RISK	- 41 -
A.	Transaction Risk and Currency Risk Management	- 41 -
B.	Interest Rate Risk and Equity Price Risk	- 41 -
C.	Exchange Rate Sensitivity	- 41 -
ITEM 12	DESCRIPTION OF SECURITIES OTHER THAN EQUITY SECURITIES	- 42 -

GENERAL

This Form 20-F is being filed as an annual report under the Exchange Act.

In this Form 20-F, references to:

“Adira” means Adira Energy Ltd., a Canadian federal corporation (formerly AMG Oil Ltd.);

“BCBCA” means the Business Corporations Act (British Columbia);

“CBCA” means the Canadian Business Corporations Act;

“CBD” means Cannabidiol, a non-psychoactive constituent of cannabis which contains less than 0.3% THC content;

“Empower” means Empower Clinics Inc., a corporation incorporated pursuant to the BCBCA;

“IFRS” means generally accepted accounting principles approved by the IASB;

“IASB” means the International Accounting Standards Board;

“EHC CA” means Empower Healthcare Corp., previously S.M.A.A.R.T Holdings Inc., a corporation incorporated pursuant to the BCBCA;

“SMAART US” means S.M.A.A.R.T Holdings Inc., a wholly owned subsidiary of EHC CA incorporated pursuant to the laws of Nevada;

“EHC US” means Empower Healthcare Corp., a wholly owned subsidiary of EHC CA incorporated pursuant to the laws of Oregon;

“THC” means tetrahydrocannabinol, a chemical responsible for most of marijuana's psychological effects;

“Transaction” means EHC CA completing the acquisition with Adira, pursuant to which EHC CA amalgamated with 1149770 B.C. Ltd., a wholly-owned subsidiary of Adira, to form Empower Healthcare Corporation, resulting in the indirect acquisition by EHC CA of all of the issued and outstanding securities of Adira

“We”, “us”, “our”, and the “Company” means Empower, a Company currently listed for trading on the Canadian Securities Exchange and Frankfurt Stock Exchange

Empower and its subsidiaries have historically used U.S. dollar as their reporting currency. All references in this document to “dollars” or “$” are to United States dollars and all references to “CDN$” are to Canadian dollars, unless otherwise indicated.

Except as noted, the information set forth in this Form 20-F is as of December 31, 2020 and all information included in this document should only be considered correct as of such date.

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

A.        Selected Financial Data

The selected historical information presented in the table below for the years ended December 31, 2020, and 2019 are derived from the audited consolidated financial statements of Empower for such periods, and have been prepared in accordance with IFRS as issued by the IASB. The selected financial information presented below should be read in conjunction with the audited consolidated financial statements and the notes thereto of Empower, and with the information appearing under each of Item 4 – “Information on the Company” and Item 5 – “Operating and Financial Review and Prospects” of this Form 20-F. All financial data presented in this Form 20-F are qualified in their entirety by reference to the consolidated financial statements and their notes.

U.S. dollars in thousands, except share and per share data
	Year Ended December 31,
	2020	2019
	$	$
Balance Sheet Data
Cash and cash equivalents	4,889,824	179,153
Total Assets	9,230,219	1,555,719
Total Liabilities	14,720,620	5,070,632
Total Shareholders’ Deficit	(5,490,401)	(3,514,913)

Operating Data
Revenues	3,209,196	2,031,581

Expenses
Direct clinics expenses	1,193,560	826,276
Operating expenses	3,947,408	2,933,619
Legal and professional fees	1,394,571	1,015,743
Depreciation and amortization expense	381,492	327,059
Share-based payments	323,799	608,944

Loss from operations	(4,031,634)	(3,680,060)

Other (gains) expenses	13,034,677	621,603

Loss before income taxes	(17,066,311)	(4,301,663)

Deferred tax recovery	–	–

Net loss and comprehensive loss	(17,066,311)	(4,301,663)

Basic and diluted net loss per share	(0.09)	(0.04)
Weighted average number of common shares used in computing basic and diluted net loss per share	182,331,616	117,289,366
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

At December 31, 2020, the Company had a working capital deficiency of $1,746,818 (December 31, 2019 - $4,185,359), has not yet achieved profitable operations, has accumulated deficit of $30,078,630 (December 31, 2019 - $13,012,319). The Company has limited revenues and the ability of the Company to ensure continuing operations is dependent on the Company’s ability to raise sufficient funds to finance development activities and expand sales. These circumstances represent a material uncertainty that cast substantial doubt on the Company’s ability to continue as a going concern and ultimately the appropriateness of the use of accounting principles applicable to a going concern.

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

Principal Office

Our principal office is located at Suite 505, 1771 Robson Street Vancouver, BC V6G 1C9.

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

Important Events in the Development of the Company’s Business

Reverse Take-over

Empower was originally incorporated as a Nevada corporation on February 20, 1997 under the name “Trans New Zealand Oil Company". Its name was changed to “AMG Oil Ltd.” on July 27, 1998 and to Adira on December 17, 2009. On November 25, 2008, the Company’s shareholders approved the change of its jurisdiction of incorporation from the State of Nevada to a federally incorporated Canadian company pursuant to a continuation under the Canada Business Corporations Act, which was completed on November 27, 2008. On April 23, 2018, the Company completed the acquisition of EHC CA, which represented a reverse takeover of the Company by EHC CA, with EHC CA as the accounting acquirer and the Company as the accounting acquiree. In connection with the reverse takeover, the Company changed its name to Empower, and consolidated its common shares on the basis of one new common share for each 6.726254 old common shares. Prior to the acquisition of EHC CA, the Company was engaged in oil and gas exploration activities and following such acquisition the Company became engaged in its current business, being the operation of medical cannabis certification clinics and developer of hemp-based CBD products in the United States.

Acquisitions

Effective April 30, 2019, the Company acquired 100% of the membership interest of Sun Valley Certification Clinics Holdings, LLC (“Sun Valley”), an Arizona Limited Liability Company (the “Sun Valley Acquisition”). Through its subsidiaries, Sun Valley operates a network of professional medical cannabis and pain management practices, with five clinics in Arizona, one clinic in Las Vegas, a tele-medicine platform serving California, and a fully developed franchise business model for the domestic cannabis industry. Subsidiaries include the following:

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

On December 31, 2020, the Company acquired Lawrence Park Health and Wellness Clinic Inc., and 1100900 Canada Inc. dba Atkinson (collectively "LP&A"). LP&A operate multidisciplinary health clinics in the Greater Toronto Area, Ontario. As leading experts in musculoskeletal health LP&A’s many practitioners provide a variety of para-medical services that will form an integral component of the development of the Company’s growth strategy by opening healthcare centers in key markets comprised of primary care and para-medical services further supported by virtual care and telemedicine services.

Capital Expenditures and Divestitures

During the year ended December 31, 2020, cash used for capital expenditures of property and equipment was $142,350 (2019 - $3,828), and net cash used for capital expenditures in the acquisition of Kai Medical and LP&A was $167,644 (2019 – $787,318 for the acquisition of Sun Valley).

Takeover Offers

We are not aware of any indication of any public takeover offers by third parties in respect of our common shares during our last and current financial years.

B.       Business Overview

(a)	Summary of Operations

On June 12, 2015 EHC CA, through its wholly owned subsidiary EHC US, purchased all of the assets of Presto Quality Care Corporation (“Presto”), an Oregon company that had owned and operated the business currently carried on by EHC CA. The consideration for the purchase was the assumption by EHC CA of a note payable by Presto to Bayview Equities Ltd. in the amount of $550,000 plus accrued interest of $35,893.

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

-
The Bend, Oregon clinic was opened in 2011 and was recently closed

-
The Chicago, Illinois clinic was opened in September 2018 and was recently closed

-
In addition, the travelling clinics started operating in various locations from 2003 onwards and were designed to service the small markets that could not sustain a full-time clinic. All the clinics were start-ups and run by local advocates for the medicinal benefits of Cannabis. Local offices were sourced and clinics were held for between one to three days a week, eventually being held for six days a week in Portland. The initial marketing was mainly word of mouth. The clinics were staffed by doctors or registered nurses.

-
The Lawrence Park clinic operates in Toronto, Ontario (acquired on December 31, 2020)

-
The Atkinson clinic operates in Thornhill, Ontario (acquired on December 31, 2021)

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

Operations at Sun Valley Health based in Phoenix, AZ saw a reduction in patient volume in late Q3 2020 and Q4 2020 due to significant regulatory changes in the state of Arizona that saw the state fully legalize cannabis in November 2020. This resulted in the elimination of the need to have medical cannabis certification card to legally purchase cannabis products from dispensaries in the state. As a result, the Company determined it was appropriate to close two of the clinic locations in Q4 2020 and reduce headcount and operating expenses. Subsequent to December 31, 2020, the Company closed one of the two remaining clinic locations, resulting in one remaining clinic location.

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

Our executive offices located at Suite 505, 1771 Robson Street Vancouver, BC V6G 1C9.

(d)	Special Skill and Knowledge

Steven McAuley, our Chairman and CEO has significant experience in managing and growing public companies.

(e)	Foreign Operations

During the fiscal years ended December 31, 2020, and 2019, all of our operating activities were in the United States of America. On December 31, 2020, we acquired LP&A, however, there are no operating results included in the financial statements for the year ended December 31, 2020.

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

C.	Organizational Structure

The following table sets out the current organizational structure of the Company and its significant subsidiaries:

Name of Subsidiary	Status	Jurisdiction of Incorporation
Empower Healthcare Corporation (previously S.M.A.A.R.T Holdings Inc.)	Active	British Columbia, Canada
S.M.A.A.R.T. Holdings Inc.	Inactive	Oregon, USA
Empower Healthcare Corporation	Active	Oregon, USA
SMAART Inc.	Inactive	Oregon, USA
The Hemp & Cannabis Company	Inactive	Oregon, USA
THCF Access Points, Inc.	Inactive	Oregon, USA
The Hemp & Cannabis Company	Inactive	Washington, USA
THCF Access Points, Inc.	Inactive	Washington, USA
CanMed Solutions Inc.	Inactive	Oregon, USA
Kai Medical Laboratory LLC	Active	Dallas, Texas
11000900 Canada Inc.	Active	Ontario, Canada
Lawrence Park Health and Wellness Clinic Inc.	Active	Ontario, Canada
Sun Valley Certification Clinics Holdings, LLC	Inactive	Arizona, USA
Sun Valley Alternative Health Centers, LLC	Active	Arizona, USA
Sun Valley Alternative Health Centers West, LLC	Inactive	Arizona, USA
Sun Valley Alternative Health Centers NV, LLC	Inactive	Nevada, USA
Sun Valley Alternative Health Centers Tucson, LLC	Inactive	Arizona, USA
Sun Valley Alternative Health Centers Mesa, LLC	Active	Arizona, USA
Sun Valley Certification Clinics Franchising, LLC	Inactive	Arizona, USA

Consideration in the Sun Valley Acquisition on April 30, 2019 consisted of cash, common shares of the Company and a promissory note having an aggregate value of $3,054,593 as summarized below:

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

Consideration in the Kai Medical Acquisition on October 5, 2020 consisted of 500,000 stock options and 500,000 warrants with a fair value of $10,025 and $10,025, respectively. The Company acquired cash of $9,826.

Consideration in the acquisition of 11000900 Canada Inc. and Lawrence Park Health and Wellness Clinic Inc. on December 31, 2020 had aggregate fair value of $1,766,933, consisting of cash of $215,991, cash payable of $58,907, up to3,750,000 stock options with a fair value of $344,110 and share consideration with a fair value of $1,147,925.

D.	Property and Equipment

Property and equipment is comprised of furniture and fixtures and leasehold improvements at the Company’s clinics as well as testing instruments utilized by Kai Medical. The Company’s leases, all of which support clinic operations, are summarized below:

-
Portland, Oregon – Shared space which is currently on a month-to-month lease

-
Phoenix, Arizona – 2,830 square feet which was on a five-year lease term and expired on February 28, 2021. This clinic is now closed.

-
Mesa, Arizona – 1,325 square feet which is currently on a five-year lease term set to expire on March 31, 2022. The Company terminated this lease and closed the clinic in February 2021.

-
Surprise, Arizona – 745 square feet which is currently on a five-year lease term expiring September 30, 2022.

-
Tucson, Arizona – 1,400 square feet which was on a five-year lease term set to expire on August 31, 2022. The Company terminated this lease and closed the clinic in February 2021.

-
Toronto, Ontario – 1,274 square feet which is currently on a 13-month lease expiring on January 31, 2022.

-
Dallas, Texas – 15,750 square feet which is currently on a lease expiring June 30, 2022.

-
Dallas, Texas – 1,360 square feet which is currently on a month-to-month lease.

We currently do not have exposure to any environmental protection requirements and policies.

ITEM 5	OPERATING AND FINANCIAL REVIEW AND PROSPECTS

The following is a discussion and analysis of our activities, consolidated results of operations and financial condition as of and for the year ended December 31, 2020. It should be read in conjunction with our audited consolidated financial statements and related notes for the year ended December 31, 2020. Our financial statements have been prepared in accordance with IFRS as issued by the IASB.

A.	Operating Results

Results of Operations

Consolidated results of operations for the year ended December 31, 2020 compared to the year ended December 31, 2019.

Total Revenues

Clinic services revenues were $3,154,301, compared to $1,949,549 during fiscal 2019 as the Company pivoted its medical clinics to performing COVID-19 testing from April 2020 through to the end of the year, which offset decreased revenues from patient visits to Sun Valley Health clinics. Revenues for fiscal 2018 were $1,091,386 as the Company received 7,607 patients spending on average $143, noting that clinics revenues for 2018 were driven primarily by patients seeking medical cannabis licenses.

Product revenues were $54,895, compared to $82,032 during fiscal 2019 and $nil during fiscal 2018 as the Company had expanded into CBD product sales and the sale of premium wellness products in the prior year. Product revenues declined as a direct result of the impact of the COVID-19 pandemic.

Earnings from clinic operations

Cost of clinic services were $1,157,428, compared to $793,374 during fiscal 2019 and $417,047 during fiscal 2018. These costs represent physician and clinic support staff expenses that are required to operate the clinics and provide patient consulting services. These expenses increased due to the increase in revenues. The Company continues to monitor and improve its operational controls to align labor cost with direct patient consultations. The Company employs a diverse mix of physicians and practitioners.

Cost of product revenues (changes in finished goods inventory) was $36,132, compared to $32,902 during fiscal 2019 and $nil during fiscal 2018, as the Company had expanded into CBD product sales and the sale of premium wellness products during fiscal 2019, and during fiscal 2020 expanded laboratory testing services with the acquisition of Kai on October 5, 2020, which resulted in higher run rate cost of goods sold.

Operating expenses

Operating expenses were $3,947,408, compared to $2,933,619 during fiscal 2019 and $2,517,681 during fiscal 2018. The increase over the years is primarily related to additional advertising and promotion expenses of $1,031,297 due to the launching capital markets and investor relations marketing programs in order to increase visibility and awareness to the investment community and prospective shareholders and to more effectively communicate developments of the Company, partially offset by savings in salaries and benefits as well as reductions in rent as the Company closed various offices as part of its cost-cutting initiatives.

Legal and professional fees

Legal and professional fees were $1,394,570, compared to $1,015,743 during fiscal 2019 and $ 1,450,141 during fiscal 2018. The increase is primarily related to the acquisitions of Kai and LP&A in Q4 2020. The decrease from fiscal 2018 to fiscal 2019 was the result of the Company’s public listing transaction occurring during fiscal 2018 which resulted in higher fees during that year.

Depreciation and amortization expense

Depreciation and amortization expense were $381,492, compared to $374,210 during fiscal 2019 and $123,473 during fiscal 2018. The balance increased due to the acquisition of Sun Valley in May 2019 which carried additional leases and the depreciation on the right-of-use asset.

Share-based payments

Share-based payments were $323,799, compared to $608,944 during fiscal 2019 and $892,417 during fiscal 2018. The share-based payments expense is the fair value of share options recognized as an expense during the period based on the fair valued determined by the Black-Scholes option pricing model valuation.

Change in fair value of warrant liability

The Company recorded a loss on the change in the fair value of the warrant liability of $11,886,796 compared to a gain of $2,065,781 during fiscal 2019 and a gain of $1,598,425 during fiscal 2018.The share purchase warrants are required to be revalued at every quarter end and the current year loss resulted from the significant increase in the Company’s share price during fiscal 2020, which is a key variable in determining the fair value of the warrant liability per the Black-Scholes valuation model.

Gain on change in fair value of conversion feature

During fiscal 2019, the Company recorded a gain on the change in the fair value of the conversion feature of $587,229, compared to $890,136 during fiscal 2018. The conversion feature relates to the convertible debentures outstanding during the period and is required to be revalued at every quarter end and the gain resulted from the decrease in the Company’s share price during fiscal 2019, which is a key variable in determining the fair value of the conversion feature. As all the convertible debentures were converted to common shares during fiscal 2020, the revaluation of the conversion option during fiscal 2020 was significantly reduced.

Inflation

During the years ended December 31, 2020 and 2019, inflation has not had a material impact on our operations.

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

At December 31, 2020, the Company had cash of $4,889,824 and working capital of $1,746,818. Subsequent to year end, the Company received cash of $5,864,336 from the exercise of warrants and stock options.

Year ended December 31, 2020 compared to year ended December 31, 2019:

-
Cash used by operating activities was $1,749,818, compared to $2,273,188 during fiscal 2019 and $2,835,710 during fiscal 2018. Significant drivers of the change over the prior year relate to additional operating expenses incurred as a result of the growth of the Company, partially offset by increased revenues generated from COVID-19 testing.

-
Cash used in investing activities was $309,994, compared to $791,146 during fiscal 2019 and $100,227 during fiscal 2018 as a result of cash spend on the acquisition of Kai and LP&A as well as intangible assets during fiscal 2020, compared to the cash spend related to the acquisition of Sun Valley during fiscal 2019.

-
Cash provided by financing activities was $6,770,483 compared to $3,085,819 during fiscal 2019 and $3,093,604 during fiscal 2018. Cash provided by financing activities during fiscal 2020 related to cash proceeds from the issuance of common shares and cash proceeds from the exercise of warrants, partially offset by cash spend on lease payments and repayments of notes payable and loans payable, whereas cash provided by financial activities during fiscal 2019 related to cash proceeds from the issuance of common shares, advance of convertible debentures, advance of notes payable and cash acquired in the acquisition of Sun Valley which was partially offset by lease payments and share issue costs. Cash provided by financing activities during fiscal 2018 was primarily related to cash proceeds from the issuance of common shares and advance of convertible debentures.

Capital Resources

The capital of the Company consists of consolidated equity, notes payable, convertible debentures, secured loan payable, and convertible note payable, net of cash.

As at December 31,	2020	2019
Equity	(5,490,401)	(3,514,913)
Notes payable	708,361	969,891
Convertible debentures	-	427,320
Convertible notes payable	200,530	192,717
Current portion of loans payable	992,070	761,711
Non-current portion of loans payable	1,140,157	-
	(2,449,283)	(1,163,274)
Less: Cash	(4,889,824)	(179,153)
	(7,339,107)	(1,342,427)

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

Assessment of Cash Generating Units

For impairment assessment and testing, assets are grouped together into the smallest group of assets that generates cash inflows from continuing use that are largely independent of the cash inflows of other assets or cash generating units (“CGU”). The Company applies judgement in assessing the smallest group of assets that comprise a single CGU.

Assessment of useful lives of property and equipment and intangible assets

Management reviews its estimate of the useful lives of property and equipment and intangible assets annually and accounts for any changes in estimates prospectively. The Company applied judgment in determining the useful lives of trademarks and patient records with less than an indefinite life. In addition, the Company applied judgment in determining the useful lives of the right-of-use assets and leasehold improvements for purposes of assessing the shorter of the useful life or lease term.

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

Transfer of control
Judgement is required to determine when transfer of control occurs relating to the medical services to its customers. Management based its assessment on a number of indicators of control, which include, but are not limited to whether the Company has present right of payment, whether delivery of medical services has occurred and whether the physical possession of the goods, significant risks and rewards and/or legal title have been transferred to the customer.

Expected credit losses

In calculating the expected credit loss on financial instruments, management is required to make a number of judgments including the probability of possible outcomes with regards to credit losses, the discount rate to use for time value of money and whether the financial instrument’s credit risk has increased significantly since initial recognition.

Business combinations

Judgment is used in determining whether an acquisition is a business combination or an asset acquisition.

In a business combination, all identifiable assets, liabilities and contingent liabilities acquired are recorded at their fair values, including the total consideration paid by the Company. One of the most significant estimates relates to the determination of the fair value of these assets and liabilities including assessing the fair value of any favourable or unfavorable lease terms. For any intangible asset identified or form of consideration paid by the Company, depending on the type of intangible asset or consideration paid and the complexity of determining its fair value, an independent valuation expert or management may develop the fair value, using appropriate valuation techniques, which are generally based on a forecast of the total expected future net cash flows. The evaluations are linked closely to the assumptions made by management regarding the future performance of the assets concerned and any changes in the discount rate applied.

Additionally, as part of a business combination, all forms of consideration paid (on the date of acquisition or contingent upon achieving certain milestones) are recorded at their fair values, which is a significant estimate. For any form of consideration paid by the Company, depending on the type of consideration paid and the complexity of determining its fair value, an independent valuation expert or management may develop the fair value, using appropriate valuation techniques, which are generally based on a forecast of the total expected future net cash flows. The evaluations are linked closely to the assumptions made by management regarding the future performance of the asset concerned and any changes in the discount rate applied. In the event that there is contingent consideration in an acquisition management makes assumptions as to the probability of the consideration being paid.

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

F.	Tabular Disclosure of Contractual Obligations

A summary of undiscounted liabilities and future operating commitments at December 31, 2020, are as follows:

	Total	Within 1 year	2 - 5 years	Greater than 5 years
Maturity analysis of financial liabilities
Accounts payables and accrued liabilities	$3,442,725	$3,442,725	$-	$-
Loans payable	2,132,227	992,070	143,624	996,533
Notes payable	708,361	708,361	-	-
Convertible notes payable	200,530	200,530	-	-
Lease payments	496,386	241,138	255,248	-
Total financial liabilities and commitments	$6,980,229	$5,584,824	$398,872	$996,533

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

The following table sets forth information relating to the directors and senior management of the Company as at the date of this Form 20-F:

Name(1)	Position
Steven McAuley (2)	Director, Chairman and Chief Executive Officer
Andrejs Bunkse (2)(3)	Director
Dustin Klein (2)	Director, Senior Vice President of Business Development
Kyle Appleby	Chief Financial Officer
Yoshi Tyler	Director, President of Kai Medical

Notes:

(1)	Neither age nor date of birth of directors or senior managers is required to be reported in our home country (Canada) nor otherwise publicly disclosed.

(2)	Member of Audit Committee.

(3)	“Independent” for purposes of National Instrument 52-110– Audit Committees (“NI 52-110”).

The following is biographical information on our directors and officers who are acting in the capacity of director or officer as of the date hereof:

Steven McAuley – Chairman and Chief Executive Officer

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

Yoshi Tyler – Director
Ms. Tyler has been a member of the Board of Directors since April 2021. Ms. Tyler is the President of Kai Medical Laboratory, LLC, a position she has held since January 2017. With a professional and entrepreneurial background in healthcare, Ms. Tyler has more than 13 years of experience providing leadership at Pfizer, Inc., a Fortune 500 pharmaceutical company. This experience has provided her with in-depth knowledge and industry insights to found and lead Kai Medical Laboratory towards unprecedented growth.

Cease trade orders, bankruptcies, penalties or sanctions

For the purposes of this section, “order” means a cease trade order; an order similar to a cease trade order; or an order that denied the relevant company access to any exemption under securities legislation that was in effect for a period of more than 30 consecutive days.

On May 3, 2021, the Company was granted a management cease trade order (“MCTO”) by the British Columbia Securities Commission. The MCTO does not affect the ability of shareholders who are not insiders of the Company to trade their securities.

The MCTO restricted the following individuals from buying or selling securities of Empower:

-
Steven McAuley – Chairman and Chief Executive Officer
-
Kyle Appleby – Chief Financial Officer
-
Dustin Klein – Director and Senior Vice President of Business Development
-
Andrejs Bunkse – Director
-
Yoshi Tyler – Director

The MCTO was issued in connection with the delay by the Company in filing its annual financial statements for the year ended December 31, 2020, and the related management’s discussion and analysis and certificates of its CEO and CFO (collectively, the "Required Filings") with Canadian securities regulators until after the April 30, 2021 filing deadline. The delay in filing was primarily due to the impact of COVID-19 on the audit and associated required travel, of the Company's recently acquired subsidiaries in both the US and Canada. The Required Filings were filed on July 2, 2021 and the MCTO was lifted on July 14, 2021

On May 7, 2019, the Company’s trading was suspended by Canadian securities regulators due to a delay in filing the Required Filings with Canadian securities regulators until after the April 30, 2019 filing deadline. The delay was the result of material deficiencies in the Company’s disclosure controls and procedures as outlined Item 15 of this 20-F. The Required Filings were filed on June 6, 2019, at which point the Company’s trading resumed.

Other than as disclosed above, to the best of our knowledge, no director or executive officer of Empower is, as at the date hereof, or has been, within the 10 years before the date hereof, a director, chief executive officer or chief financial officer of any corporation (including Empower) that:

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

During the year ended December 31, 2020, we paid aggregate remuneration to our directors and officers as a group who served in the capacity of director or executive officer during such year $296,815 (2019 - $1,301,945).

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

Summary Compensation Table

The following table provides a summary of compensation that we paid to our senior management during the year ended December 31, 2020:

					Non-Equity Incentive Plan Compensation($)
Names and Principal Position	Year	Salary ($)	Share-Based Awards($)	Option-Based Awards($)	Annual incentive plans	Long-term incentive plans	Pension Value($)	All Other Compensation($)	Total Compensation($)
Steven McAuley, President, CEO and Director (1)	2020	142,499	Nil	Nil	Nil	Nil	Nil	14,556	157,055
Kyle Appleby, CFO(2)	2020	6,709	Nil	Nil	Nil	Nil	Nil	Nil	6,709
Dustin Klein, SVP Business Development, Director (3)	2020	50,000	Nil	Nil	Nil	Nil	Nil	Nil	50,000
Andrejs Bunkse, Director(4)	2020	7,500	Nil	11,353	Nil	Nil	Nil	Nil	7,500

(1)
Appointed CEO and Director on January 4, 2019.
(2)
Appointed on September 28, 2020
(3)
Appointed on April 30, 2019
(4)
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

Long-Term Incentive Plan Awards

We did not make any long-term incentive plan awards during the years ended December 31, 2020 and 2019.

Pension, Retirement or Similar Benefits

We do not provide for pension, retirement, or similar benefits.

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

In 2020, Mr. Steven McAuley deferred his salary in order to support the working capital constraints that the Company was facing.

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

The Board is responsible for making an annual assessment of the overall performance of the Directors as a group and to reporting its findings to the full Board. The assessment examines the effectiveness of the Directors as a whole and specifically reviews areas that the Directors and/or management believe could be improved to ensure the continued effectiveness of the Directors in the execution of their responsibilities.

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

Pursuant to section 6.1 of NI 52-110, as adopted by the Canadian Securities Administrators (the “CSA”), the Company is exempt from the requirements of Parts 3 and 5 of NI 52-110 for the year ended December 31, 2020, by virtue of the Company being a “venture issuer” (as defined in NI 52-110).

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

D.	Employees

As of December 31, 2020 we employed 58 employees across the entire operation.

E.	Share Ownership

Common Shares

The shareholdings of our officers and directors are set forth below as of July 16, 2021.

	No. of Common	Percentage of holding		Percentage of holding on a fully diluted basis(1)
Holder name	Shares held	% in capital	% in voting	% in capital	% in voting
Steven McAuley (2)	17,484,000	5.24%	5.24%
Andrejs Bunkse (3)	-	-	-	-	-
Dustin Klein (4)	6,740,196	2.02%	2.02%	-	-
Kyle Appleby (5)	-	-	-	-	-
Yoshi Tyler(6)	-	-	-	-	-

Notes:

(1)	“Fully diluted basis” means with the exercise of all warrants and options.

(2)	Steven McAuley is an interested party in the Company by virtue of him serving as Chairman of the Board of Directors, a director and as the Company’s Chief Executive Officer.

(3)	Andrejs Bunkse is an interested party in the Company by virtue of him serving as a director.

(4)	Dustin Klein is an interested party in the Company by virtue of him serving as a director and as the Company’s Senior Vice President of business development.

(5)	Kyle Appleby is an interested party in the Company by virtue of him serving as the Company’s Chief Financial Officer.

(6)	Yoshi Tyler is an interested party in the Company by virtue of her serving as a director and the President of Kai Medical.

Options

Share option transactions and the number of share options outstanding during the three months ended March 31, 2021 and years ended December 31, 2020, and 2019 are summarized as follows:

	Number of share options	Weighted average exercise price
Outstanding, December 31, 2018	7,600,000	CDN $0.25
Granted	7,700,000	CDN $0.14
Cancelled	(4,850,000)	CDN $0.27
Outstanding, December 31, 2019	10,450,000	CDN $0.16
Granted	6,967,761	CDN $0.05
Exercised	(7,583,333)	CDN $0.14
Outstanding, December 31, 2020	9,834,428	CDN $0.08
Granted	1,761,364	CDN $0.40
Cancelled	(1,936,667)	CDN $0.06
Exercised	(3,339,666)	CDN $0.07
Outstanding, March 31, 2021	6,319,459	CDN $0.18

Of the share options outstanding, 4,744,459 were exercisable as of March 31, 2021. Ms. Yoshi Tyler holds 775,000 share options and Mr. Andrejs Bunkse holds 1,100,000 share options that are exercisable into common shares. No other share options are held by interested parties.

Warrants

There were no share purchase warrants, exercisable into common shares of Empower, held by our officers and directors as of March 31, 2021 or the date of herein.

Equity Compensation Plans

The following table summarizes our compensation plans under which equity securities are authorized for issuance as at March 31, 2021:

Plan Category	Number of securities to be issued upon exercise of outstanding options, warrants and rights	Weighted-average exercise price of outstanding options, warrants and rights	Number of securities remaining available for future issuance under equity compensation plans(1) (excluding securities reflected in the second column)
Equity compensation plans approved by securityholders	19,804,364	CDN$0.15	26,845,794
Equity compensation plans not approved by securityholders	N/A	N/A	N/A
Total:	19,804,364	CDN$0.17	26,845,794

Notes:

(1)
The number of securities remaining available for future issuance under our 10% rolling stock option plan as at the end of our most recently completed financial year is calculated on the basis of 10% of our issued and outstanding common shares as at such date (being 10% of 333,402,526 = 33,340,253 less share options of 6,494,459 = 26,845,794). Note that the Company does not have a maximum number of warrants that can be issued.

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

Major Shareholders

We are a publicly-held corporation, with our common shares held by residents of the United States, Canada and other countries. To the best of our knowledge, as of the date of this 20-F, no person, corporation or other entity beneficially owns, directly or indirectly, or controls more than 5% of our common shares, except as follows:

Name	Number of Common Shares Owned(1)(2)	Percentage(3)
Steven McAuley	17,484,000	5.24%

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

(2)	Each of our common shares entitles the holder thereof to one vote.

(3)	Based on 291,520,720 common shares of Empower issued and outstanding as of the date of this filing.
(4)	CDS & Co. (the registration name for The Canadian Depositary of Securities Limited, which acts as nominee for many Canadian brokerage firms).

Geographic Breakdown of Shareholders

As of July 21, 2021, our shareholder register indicates that our common shares are held as follows:

Location	Number of Common Shares	Percentage of Total Common Shares	Number of Registered Shareholders of Record
United States	9,563,777	2.87%	42
Canada	323,209,870	96.94%	26
Other	628,879	0.19%	5
Total	333,402,526	100.00%	68

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
	Year ended December 31,
	2020	2019
	U.S. dollars in thousands

Salaries and benefits	$341,601	$734,655
Directors fees	7,500	11,250
Share-based compensation	12,159	556,040

	$361,260	$1,301,945

C.	Interests of Experts and Counsel

Not applicable.

ITEM 8	FINANCIAL INFORMATION

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

Cease Trades

On May 3, 2021, the Company was granted a management cease trade order (“MCTO”) by the British Columbia Securities Commission. The MCTO does not affect the ability of shareholders who are not insiders of the Company to trade their securities. The MCTO was issued in connection with the delay by the Company in filing its annual financial statements for the year ended December 31, 2020, and the related management’s discussion and analysis and certificates of its CEO and CFO (collectively, the "Required Filings") with Canadian securities regulators until after the April 30, 2021 filing deadline. The delay in filing was primarily due to the impact of COVID-19 on the audit and associated required travel, of the Company's recently acquired subsidiaries in both the US and Canada. The Required Filings were filed on July 2, 2021 and the MCTO was lifted on July 14, 2021.

Common Shares

Our authorized capital consists of an unlimited number of common shares without par value, of which 283,811,903 common shares were issued and outstanding as of December 31, 2020. All common shares are initially issued in registered form. There are no restrictions on the transferability of our common shares imposed by our constituting documents.

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

As at December 31, 2020 10,986,306 common shares were subject to escrow.

ITEM 10	ADDITIONAL INFORMATION

A.	Share Capital

Not applicable.

B.	Memorandum and Articles of Incorporation

We were incorporated under the laws of the Province of British Columbia on April 28, 2015. We changed our name from S.M.A.A.R.T. Holdings Inc., to Empower concurrent with the Transaction.

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

Exhibits attached to this Form 20-F are also available for viewing at our offices, Suite 505, 1771 Robson Street Vancouver, BC V6G 1C9; or you may request them by calling our office at 1-888-367-6937. Copies of our financial statements and other continuous disclosure documents required under securities rules are available for viewing on the internet at www.sedar.com.

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

The table below summarizes the net monetary assets and liabilities held in foreign currencies:

	As at December 31,
	2020	2019

CDN$ net monetary liabilities	$4,195,664	$2,434,448
	$4,195,664	$2,434,448

The effect on loss before income tax for the year ended December 31, 2020, of a 10.0% change in the foreign currencies against the US dollar on the above-mentioned net monetary assets and liabilities of the Company is estimated to be an increase/decrease of $534,108 (2018 - $316,186) assuming that all other variables remained constant.

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

As required under the Exchange Act, we have carried out an evaluation of the effectiveness of the design and operation of our company’s disclosure controls and procedures as of the end of the period covered by this annual report on Form 20-F, being December 31, 2020. This evaluation was carried out by our Mr. Steven McAuley, our Chief Executive Officer, and Kyle Appleby, our Chief Financial Officer. Based upon that evaluation, our executives concluded that our disclosure controls and procedures were not effective as at December 31, 2020.

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

Under the supervision and with the participation of Mr. Steven McAuley, who serves as our Chief Executive Officer and Mr. Kyle Appleby who serves as our Chief Financial Officer, our management assessed the effectiveness of our internal control over financial reporting as at December 31, 2020. In making this assessment, our management used the criteria, established in Internal Control-Integrated Framework issued by the Committee of Sponsoring Organizations of the Treadway Commission (COSO). Based upon this assessment, our management concluded that our internal control over financial reporting was ineffective as at December 31, 2020.

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

Changes in Internal Control over Financial Reporting

During the period ended December 31, 2020, there were changes which created ineffective internal controls over financial reporting (as defined in Rules 13a-15(f) and 15d-15(f) of the Exchange Act) that have materially affected, or are reasonably likely to materially affect, our internal control over financial reporting.

ITEM 16A	AUDIT COMMITTEE FINANCIAL EXPERTS

As disclosed above, as of the date hereof, our Audit Committee is comprised of Steven McAuley (chair), Andrejs Bunkse and Dustin Klein.

ITEM 16B	CODE OF ETHICS

We have adopted a Code of Business Conduct that applies to all of our employees and officers, including our principal executive officer, principal financial officer, principal accounting officer or controller, or persons performing similar functions. The Code of Business Conduct meets the requirements for a “code of ethics” within the meaning of that term in Item 16B of Form 20-F. A copy of our Code of Business Conduct will be provided to any person without charge, upon request. All requests for a copy of our code of ethics should be directed in writing to the attention of Steven McAuley, c/o Empower Clinics Inc., Suite 505, 1771 Robson Street Vancouver, BC V6G 1C9, or by email at: s.mcauley@empowerclinics.com.

During the most recently completed fiscal year, the Company has neither: (a) amended its Code of Ethics; nor (b) granted any waiver (including any implicit waiver) form any provision of its Code of Ethics.

ITEM 16C	PRINCIPAL ACCOUNTANT FEES AND SERVICES

The following table sets forth information regarding the amount billed to us by our principal independent auditors, MNP LLP for the fiscal year ended December 31, 2020 and 2019:

	Year Ended December 31,
	2020	2019
Audit Fees:	$305,000	$90,900
Audit Related Fees:	113,500	57,770
Tax Fees:	nil	nil
Total:	$418,500	$148,670

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

In the year ended December 31, 2020, the Company did not purchase any of its issued and outstanding common shares pursuant to any repurchase program or otherwise.

ITEM 16F	CHANGES TO REGISTRANT’S CERTIFYING ACCOUNTANT

Not applicable.

ITEM 16G	CORPORATE GOVERNANCE

Not applicable.

PART III

ITEM 17	FINANCIAL STATEMENTS

Not applicable.

ITEM 18	FINANCIAL STATEMENTS

Financial Statements Filed as Part of this Annual Report

●
Report of Independent Registered Public Accounting Firm dated June 30, 2021;

●
Consolidated statement of financial position for the fiscal years ended December 31, 2020 and 2019;

●
Consolidated statements of comprehensive profit and loss for the fiscal years ended December 31, 2020 and 2019;

●
Consolidated statements of changes in (deficit) equity for the fiscal years ended December 31, 2020 and 2019;

●
Consolidated statements of cash flows for the fiscal years ended December 31, 2020 and 2019; and

●
Notes to consolidated financial statements

EMPOWER CLINICS INC.
(formerly ADIRA ENERGY LTD.)

CONSOLIDATED FINANCIAL STATEMENTS

FOR THE YEARS ENDED
DECEMBER 31, 2020, 2019, 2018

INDEX

Page
Independent Auditors’ Report	49

Consolidated Statements of Financial Position	52

Consolidated Statements of Comprehensive Loss	53

Consolidated Statements of Changes in Equity	55

Consolidated Statements of Cash Flows	54

Notes to Consolidated Financial Statements	57 - 96

Empower Clinics Inc.

CONSOLIDATED FINANCIAL STATEMENTS

For the years ended
December 31, 2020, 2019 and 2018

REPORT OF INDEPENDENT REGISTERED PUBLIC ACCOUNTING FIRM

To the Board of Directors and Shareholders of Empower Clinics Inc.

Opinion on the Consolidated Financial Statements

We have audited the accompanying consolidated statements of financial position of Empower Clinics Inc. (the Company) as of December 31, 2020 and 2019, and the related consolidated statements of loss and comprehensive loss, changes in equity, and cash flows for each of the years in the three year period ended December 31, 2020, and the related notes (collectively referred to as the consolidated financial statements).

In our opinion, the consolidated financial statements present fairly, in all material respects, the consolidated financial position of the Company as of December 31, 2020 and 2019, and the results of its consolidated operations and its consolidated cash flows for each of the years in the three year period ended December  31, 2020, in conformity with International Financial Reporting Standards as issued by the International Accounting Standards Board.

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

This matter is also described in the “Critical Audit Matters” section of our report.

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

Critical Audit Matters

The critical audit matters communicated below are matters arising from the current period audit of the financial statements that were communicated or required to be communicated to the audit committee and that: (1) relate to accounts or disclosures that are material to the financial statements and (2) involved our especially challenging, subjective, or complex judgments. The communication of critical audit matters does not alter in any way our opinion on the financial statements, taken as a whole, and we are not, by communicating the critical audit matters below, providing separate opinions on the critical audit matters or on the accounts or disclosures to which they relate.

Critical Audit Matter Description	Audit Response
Going Concern
Refer to Note 1 to the consolidated financial statements.
The accompanying consolidated financial statements have been prepared assuming that the Company will continue as a going concern. As discussed in Note 1 to the consolidated financial statements, the Company has a history of losses and negative cash flows from operating activities, and as at December 31, 2020, the Company had a working capital deficiency of $1,746,818 (December 31, 2019 - $4,185,359) and an accumulated deficit of $30,078,630 (December 31, 2019 - $13,012,319). This matter is also described in the “Material Uncertainty Related to Going Concern” section of our report.

We identified managements judgments and assumptions used to assess the Company’s ability to continue as a going concern as a critical audit matter due to inherent complexities and uncertainties related to the Company’s cash flow forecasts. Auditing these judgments and assumptions involved especially challenging auditor judgment due to the nature and extent of audit evidence and effort required to address these matters.

We responded to this matter by performing procedures over going concern. Our audit work in relation to this included, but was not restricted to, the following:

● We obtained and tested the Company’s forecast cash flows by testing the completeness and accuracy of the underlying data used by benchmarking it to externally derived industry data and evaluating the Company’s historical results.

● We evaluated the estimates and assumptions by developing an understanding of the nature of each critical assumption and estimate and then assessed their sensitivity to reasonably possible changes, including notably, the probability that management will be able to access funding by assessing the terms of current year agreements and the company’s history in obtaining financing.

● We assessed the adequacy of the disclosures related to the application of the going concern assumption.

Acquisitions of Kai Medical Laboratory, LLC and Lawrence Park and Atkinson
Refer to Notes 6 and 7 to the consolidated financial statements.
On October 5, 2020, the Company entered into a membership interest purchase agreement to acquire 100% interest in the business of Kai Medical Laboratory, LLC for total consideration of $20,050.
On December 31, 2020, the Company entered into a share purchase agreement to acquire 100% interest in the businesses of Lawrence Park Health and Wellness Clinic Inc., 1100900 Canada Inc dba Atkinson, and Momentum Health Inc. collectively (“Lawrence Park & Atkinson’”) for total consideration of $1,771,409.
These transactions have been accounted for by the Company as business combinations under IFRS 3 - Business Combinations.
Due to the complexities involved in the assessment of business combination versus asset acquisition as well as the significant judgments, assumptions and estimates, including projected cash flows, volatility, risk free rate and discount rates, within the methodology utilized to measure the fair value of the related assets and liabilities acquired and consideration paid, we have identified this area as a critical audit matter.

We responded to this matter by performing procedures over the estimated fair value of the assets acquired and liabilities assumed. Our audit work in relation to each of these acquisitions included, but was not restricted to, the following:

● We obtained a copy of the amended and restated purchase and sale agreement from management and read the terms in detail to ensure that the transaction has been appropriately assessed as a business combination;

● We obtained management’s analysis and a memo detailing how the fair value of assets and liabilities acquired have been determined, the purchase consideration paid, and the resulting goodwill recognized on the transaction;

● We involved internal valuation specialists to test the appropriateness of the methodology used in the valuation of the assets acquired and liabilities assumed. We also verified the appropriateness of the key inputs and assumptions used in the above model including revenue growth rates, operating margins and discount rates by comparing such items to the industry projections and conditions found in industry reports as well as historical operating results of the entity acquired;

● We also involved external appraisal experts to assess the appropriateness of the depreciated replacement cost of the property and equipment acquired, by performing an independent calculation and inspecting the estimated remaining years of service for the underlying assets based on the original acquisition dates and condition of assets;
● We assessed the qualifications of the valuators engaged by the Company based on their credentials and experience; and
● We performed sensitivity analysis of the significant assumptions relating to forecasted revenue, expenses and discount rates within the valuation models by varying key assumptions within an observable range.

Measurement of Purchase Consideration Payable

Refer to Note 7 in the consolidated financial statements.
On December 16, 2020, the Company acquired 100% interest in the businesses of Lawrence Park & Atkinson for consideration of $1,771,409.
Pursuant to the Amended and restated share purchase agreement, part of the consideration comprising 3,750,000 stock options is payable subject to completion of certain milestones relating to the opening of new clinics and is required to be measured at fair value. Therefore, estimating the fair value of the purchase consideration payable is subject to significant management estimates and judgment, including the model used, probability of opening of clinics, risk free rate and volatility. This matter required significant audit attention during the engagement and accordingly we have identified this as a critical audit matter.

We responded to this matter by performing procedures in relation to the measurement of purchase consideration payable. Our audit work in relation to this included, but was not restricted to, the following:
● We obtained forecasts prepared by management and assessed reasonableness of management’s estimated probability of opening clinics over the milestone period stipulated in the agreement;

● We involved our internal valuations specialists to evaluate whether the valuation model used by management is reasonable and to assist in verifying the reasonability of the volatility input used; and

● We also performed sensitivity analyses on probability assumptions within the valuation model.

Impairment of goodwill and Intangible assets
Refer to Note 12 to the consolidated financial statements.
During 2019, the Company had recognized goodwill of $2,500,000 on acquisition of Sun Valley Certification Clinics Holdings, LLC. Additionally, on October 5, 2020, the Company acquired 100% interest in Kai Medical Laboratory, LLC and on December 31, 2020, the Company acquired 100% interest in Lawrence Park Health and Wellness Clinic Inc., 1100900 Canada Inc dba Atkinson, and Momentum Health Inc. collectively (“Lawrence Park & Atkinson”)
Any goodwill recognized from these acquisitions is subject to impairment assessments annually, or more frequently to the extent events or conditions indicate a risk of possible impairment.
Significant judgments are made in determining the cash-generating unit to which such assets belong for purposes of the impairment tests. There exists high estimation uncertainty due to the significant judgments used to estimate the future revenues and cash flows, including growth rates, operating expenses, and cash outflows, weighted-average cost of capital, future market conditions and the valuation methodology.
For these reasons we determined goodwill and intangible asset impairment assessments to be a critical audit matter.

We responded to this matter by performing procedures over the impairment of goodwill and intangibles. Our audit work in relation to this included, but was not restricted to, the following:

● We obtained cash flow forecasts prepared by management and assessed critical management estimates included in the forecast, such as revenue growth, terminal growth rates, gross margin and discount rates. The net present value of the forecast cash flows was compared to the carrying value of the related cash generating unit;

● We validated management’s assessment of indicators of impairment for intangibles, including reference to historical performance, external market data, and assessment of the Company’s future strategy and budgets;

● We assessed the accuracy of management’s historical forecasts and, where there were discrepancies, we evaluated the impact of these on the current year forecasts;

● We involved our internal valuations specialists to estimate an appropriate discount rate with reference to market data and compared that to the rate used by management;
● We evaluated the cash flow forecasts in detail, tracing to supporting documentation for the revenue figures, focusing on market assumptions, including discussions with the directors and the business unit head as well as assessment of supporting internal analysis; and
● We applied sensitivities to calculations prepared by management to assess the impact on the impairment assessment of reasonable possible changes to assumptions.

Chartered Professional Accountants
Licensed Public Accountants

We have served as the Company’s auditor since 2015.

Ottawa, Canada

June 30, 2021

EMPOWER CLINICS INC.
CONSOLIDATED STATEMENTS OF FINANCIAL POSITION
(in United States dollars)

		December 31, 2020	December 31, 2019
	Notes	$	$
ASSETS
Current
Cash		4,889,824	179,153
Accounts receivable	8	264,866	24,482
Prepaid expenses		81,748	38,382
Inventory		17,681	21,848
Total current assets		5,254,119	263,865

Promissory note	10	-	122,573
Property and equipment	11	1,590,047	797,423
Intangible assets	12	303,907	254,640
Goodwill	12	2,082,146	117,218

Total assets		9,230,219	1,555,719

LIABILITIES
Current
Accounts payable and accrued liabilities	13,25	3,442,725	1,874,990
Current portion of loans payable	16	992,070	761,711
Current portion of notes payable	14	708,361	969,891
Convertible debentures payable	17	-	427,320
Convertible notes payable	15	200,530	192,717
Current portion of lease liability	18	241,138	219,800
Current portion of warrant liability	19	1,416,113	-
Conversion feature	17	-	2,795
Total current liabilities		7,000,937	4,449,224

Loans payable	16	1,140,157	-
Lease Liability	18	255,248	515,096
Deferred revenue		26,694	-
Warrant liability	19	6,297,584	106,312
Total liabilities		14,720,620	5,070,632

SHAREHOLDERS’ DEFICIENCY
Issued capital	20(b)	22,969,566	7,827,310
Share subscriptions receivable	20(b)	(745,531)	-
Shares to be issued	14(d)	60,287	22,050
Contributed surplus		2,223,269	1,501,361
Warrant reserve		80,638	146,685
Deficit		(30,078,630)	(13,012,319)
Total shareholders’ deficiency		(5,490,401)	(3,514,913)

Total liabilities and shareholders’ deficiency		9,230,219	1,555,719

Nature of operations and going concern (note 1)
Commitments and contingencies (note 28)
Events after the reporting period (note 29)

Approved and authorized by the Board of Directors on June 30, 2021:

“Steven McAuley”	Director	“Yoshi Tyler”	Director

The accompanying notes are an integral part of these consolidated financial statements.

EMPOWER CLINICS INC.
CONSOLIDATED STATEMENTS OF LOSS AND COMPREHENSIVE LOSS
For the years ended December 31, 2020, 2019 and 2018
(in United States dollars)

		2020	2019	2018
	Notes	$	$	$

Revenues
Clinic services		3,154,301	1,949,549	1,091,386
Product revenues		54,895	82,032	-
Total revenues		3,209,196	2,031,581	1,091,386

Direct clinic expenses excluding depreciation and amortization
Cost of clinic services		1,157,428	793,374	417,047
Cost of product revenues		36,132	32,902	-
Total direct clinic expenses		1,193,560	826,276	417,047

		2,015,636	1,205,305	674,339

Operating expenses	21,26	3,947,408	2,933,619	2,517,681
Legal and professional fees		1,394,571	1,015,743	1,450,141
Depreciation and amortization expense	11,12	381,492	327,059	123,473
Impairment of intangible assets	12	340,575	93,757	64,200
Impairment of goodwill	12	117,218	2,377,397	-
Share-based payments	20(c),26	323,799	608,944	892,417
Loss from operations		(4,489,427)	(6,151,214)	(4,373,573)

Other expenses (income)
Listing fee	4	-	-	1,308,808
Accretion expense	14,16,17	327,301	114,515	241,521
Interest expense	14-18	212,110	240,539	126,375
Issuance costs allocated to warrants accounted for as liabilities	20(b)	44,947	129,965	-
Interest income	10	(7,573)	(4,977)	-
Gain on debt settlement of accounts payable	13,20(b)	-	(15,130)	-
Gain on termination of leases	11	(14,049)	(76,717)	-
Impairment loss on write-off of property and equipment		-	196,352	-
Loss (gain) on change in fair value of warrant liability	19	11,886,796	(2,065,781)	(1,598,425)
Gain on change in fair value of conversion feature	17	(2,795)	(587,229)	(890,136)
Impairment of promissory note	10	130,147	-	-
Impairment of assets held for sale	9	-	-	57,072
Restructuring expense, net	22	-	88,808	110,424
Other expense (income), net		-	130,104	60,706
		12,576,884	(1,849,551)	(583,655)

Net loss and comprehensive loss for the year		(17,066,311)	(4,301,663)	(3,789,918)

Loss per share
Basic		(0.09)	(0.04)	(0.06)
Diluted		(0.09)	(0.04)	(0.06)

Weighted average number of shares outstanding
Basic		182,331,616	117,289,366	66,670,041
Diluted		182,331,616	117,289,366	66,670,041

The accompanying notes are an integral part of these consolidated financial statements.

EMPOWER CLINICS INC.
CONSOLIDATED STATEMENTS OF CASH FLOWS
For the years ended December 31, 2020, 2019 and 2018
(in United States dollars)

		2020	2019	2018
	Notes	$	$	$
Operating activities
Net loss and comprehensive loss for the year		(17,066,311)	(4,301,663)	(3,789,918)
Items not involving cash:
Depreciation and amortization expense	11,12	381,492	327,059	123,474
Share-based payments	20(c),26	323,799	608,944	892,417
Non-cashed listing fee		-	-	942,937
Accretion expense	14,16,17	327,301	114,515	241,521
Interest expense	14-18	168,459	240,539	125,904
Loss on disposal of property and equipment		-	196,352	-
Gain on termination of leases	11	14,049	(76,717)	-
(Gain) loss on change in fair value of warrant liability	19	11,886,796	(2,065,781)	(1,598,425)
Gain on change in fair value of conversion feature	17	(2,795)	(587,229)	(890,136)
Gain on debt settlement	20	-	(15,130)	-
Shares issued for compensation	20(b),26	-	304,721	477,180
Share issued for restructuring	20(b)	-	-	216,873
Shares issued for services	20(b),24	547,641	208,153	560,980
Vesting of escrow shares	20(b)	193,025	-	-
Impairment of intangible assets	12	340,575	93,757	64,200
Impairment of goodwill	12	117,218	2,377,397	-
Impairment of assets held for sale	9	-	-	57,072
Foreign exchange		35,826	-	-
Other		(2,900)	-	-
		(2,735,825)	(2,575,083)	(2,575,921)
Changes in working capital:
Accounts receivable		(239,070)	(24,116)	847
Prepaid expenses		(31,263)	10,846	(5,463)
Inventory		4,167	(21,848)	-
Accounts payable and accrued liabilities		1,225,479	337,013	(255,173)
Deferred revenue		26,694	-	-
Net cash used in operating activities		(1,749,818)	(2,273,188)	(2,835,710)

Investing activities
Investment in Kai Medical Laboratory LLC, net	6	9,826	-	-
Investment in LP&A, net	7	(177,470)	-	-
Purchase of property and equipment	11	(3,495)	-	-
Purchase of intangible assets	12	(138,855)	(3,828)	(100,227)
Investment in Sun Valley	5	-	(787,318)	-
Net cash used in investing activities		(309,994)	(791,146)	(100,227)

Financing activities
Shares issued on private placement, net	20(b)	1,879,632	1,876,938	2,092,295
Proceeds from stock options exercised	20(c)	58,662	-	-
Proceeds from warrants exercised	20(d)	5,313,064	61,287	-
Advance of loans payable	16	31,417	-	(7,148)
Repayment of loans payable	16	(44,379)	-	-
Repayment of notes payable	14	(197,862)	-	-
Interest paid	14-18	(43,651)	-	-
Lease Payments	18	(226,400)	(203,712)	-
Repayment to related parties		-	(12,575)	(3,595)
Proceeds from issuance of notes payable	14	-	321,935	-
Cash acquired in acquisition	5	-	94,090	-
Cash acquired in the Transaction	4	-	-	13,000
Proceeds from share subscriptions		-	-	61,167
Proceeds from the issuance of convertible debentures	17	-	753,491	442,437
Proceeds on sale of assets held for sale	9	-	5,472	-
Proceeds from issuance of convertible notes payable	15	-	188,893	495,449
Net cash provided by financing activities		6,770,483	3,085,819	3,093,605

Increase in cash		4,710,671	21,485	157,668
Cash, beginning of year		179,153	157,668	-
Cash, end of year		4,889,824	179,153	157,668

Supplemental disclosure with respect to cash flows (note 24)

The accompanying notes are an integral part of these consolidated financial statements

EMPOWER CLINICS INC.
(Formerly Adira Energy Ltd.)
CONSOLIDATED STATEMENTS OF CHANGES IN EQUITY
For the years ended December 31, 2020, 2019 and 2018
(in United States dollars, except share numbers)

	Note	Number	Issued capital	Shares to be issued	Warrant reserve	Contributed surplus	Equity component of convertible debentures	Deficit	Total
		#	$	$	$	$	$	$	$
Balance, December 31, 2017		48,337,225	550,744	-	-	-	222,417	(5,580,023)	(4,806,862)
Shares issued - Transaction consideration	4,20(b)	2,544,075	614,415	-	-	-	-	-	614,415
Shares issued for cash	20(b)	8,756,376	2,092,295	-	80,280	-	-	-	2,172,575
Shares issued for conversion of debentures	20(b)	11,796,046	1,010,363	-	-	-	(222,417)	-	787,946
Shares issued on conversion of notes payable	20(b)	785,949	157,079	-	-	-	-	-	157,079
Shares issued to former CEO	20(b)	2,000,000	477,180	-	-	-	-	-	477,180
Shares issued for restructuring	20(b)	1,204,851	216,873	-	-	-	-	-	216,873
Shares issued for services	20(b)	2,423,076	282,075	-	-	-	-	-	282,075
Share-based payments	20(c)	-	-	-	-	892,417	-	-	892,417
Net loss and comprehensive loss for the year		-	-	-	-	-	-	(3,789,918)	(3,789,918)
Balance, December 31, 2018		77,847,598	5,401,024	-	80,280	892,417	-	(9,369,941)	(2,996,220)
Adjustment on application of IFRS 16	3	-	-	-	-		-	(9,951)	(9,951)
Adjusted balance, January 1, 2019		77,847,598	5,401,024	-	80,280	892,417	-	(9,379,892)	(3,006,171)
Shares issued for Sun Valley acquisition	5,20(b)	22,409,425	2,143,566	-	-	-	-	-	2,143,566
Shares issued on private placement, net	20(b)	24,452,500	52,487	-	66,405	-	-	-	118,892
Shares issued for conversion of notes payable	20(b)	2,500,000	7,254	-	-	-	-	-	7,254
Shares issued for conversion of debentures	20(b)	3,991,524	55,997	-	-	-	-	-	55,997
Shares issued for compensation	20(b)	7,400,000	304,721	-	-	-	-	-	304,721
Shares issued for services	20(b)	1,500,000	257,041	-	-	-	-	-	257,041
Shares for debt settlement	20(b)	1,686,861	208,153	-	-	-	-	-	208,153
Shares cancelled	20(b)	(4,657,553)	(669,236)	-	-	-	-	669,236	-
Shares cancelled and to be reissued	20(b)	-	(15,239)	15,239		-	-		-
Shares issued for exercise of warrants	20(b)	431,075	61,287	-	-	-	-	-	61,287
Shares issued to agents	20(b)	136,000	20,255	-	-	-	-	-	20,255
Shares to be issued for note payable	20(b)	-	-	6,811	-	-	-	-	6,811
Share based payments	20(c)	-	-	-	-	608,944	-	-	608,944
Net loss and comprehensive loss for the year		-	-	-	-	-	-	(4,301,663)	(4,301,663)
Balance, December 31, 2019		137,697,430	7,827,310	22,050	146,685	1,501,361	-	(13,012,319)	(3,514,913)

The accompanying notes are an integral part of these consolidated financial statements

EMPOWER CLINICS INC.
(Formerly Adira Energy Ltd.)
CONSOLIDATED STATEMENTS OF CHANGES IN EQUITY
For the years ended December 31, 2020, 2019 and 2018
(in United States dollars, except share numbers)

	Note	Number	Issued capital	Share subscriptions receivable	Shares to be issued	Warrant reserve	Contributed surplus	Deficit	Total
		#	$	$	$	$	$	$	$
Balance, December 31, 2019		137,697,430	7,827,310	-	22,050	146,685	1,501,361	(13,012,319)	(3,514,913)
Shares issued to former CEO	6,20(b)	651,875	15,239	-	(15,239)	-	-	-	-
Shares issued on private placement, net	20(b)	55,309,465	921,138	-	-	49,782	-	-	970,920
Shares issued on debt settlement	11,20(b)	5,841,586	219,150	-	-	-	-	-	219,150
Vesting of escrow shares	14,20(b)	-	193,025	-	-	-	-	-	193,025
Shares issued for services	20(b),23	9,500,000	487,354	-	60,287	-	-	-	547,641
Shares issued on conversion of debentures	20(b)	11,659,984	621,353	-	-	-	-	-	621,353
Obligation to issue shares	20(b)	150,000	6,811	-	(6,811)	-	-	-	-
Exercise of Options	10,20(b)	7,583,333	840,499	(745,531)	-	-	(36,306)	-	58,662
Exercise of Warrants	20(b),26	50,290,026	10,689,762	-	-	(35,549)	-	-	10,654,213
Lawrence Park & Atkinson acquisition	16,20(b)	5,128,204	1,147,925	-	-	-	344,110	-	1,492,035
Kai Medical acquisition	14,20(b)	-	-	-	-	-	10,025	-	10,025
Share issue costs	11,20(b)	-	-	-	-	-	-	-	-
Reclassification of expired warrants	11,20(b)	-	-	-	-	(80,280)	80,280	-	-
Share based payments		-	-	-	-	-	323,799	-	323,799
Net loss and comprehensive loss for the year	20(b)	-	-	-	-	-	-	(17,066,311)	(17,066,311)
Balance, December 31, 2020		283,811,903	22,969,566	(745,531)	60,287	80,638	2,223,269	(30,078,630)	(5,490,401)

The accompanying notes are an integral part of these consolidated financial statements

EMPOWER CLINICS INC.
NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS
December 31, 2020, 2019 and 2018
(in United States dollars, except where noted)

1. NATURE OF OPERATIONS AND GOING CONCERN

Empower Clinics Inc. (“Empower” or the “Company”) was incorporated under the laws of the Province of British Columbia on April 28, 2015. The Company is a leading owner and operator of medical cannabis clinics, developer of medical products, and provides laboratory testing services in the US, focused on enabling individuals to improve and protect their health.

This business is conducted through Empower’s wholly-owned Nevada, USA subsidiary, Empower Healthcare Corp. and on April 16, 2019, the Company incorporated a wholly-owned Delaware corporation, Empower Healthcare Assets Inc. (“EHA”). Through a series of transactions on April 30, 2019, EHA acquired all the outstanding membership interest of Sun Valley Certification Clinics Holdings, LLC and its subsidiaries Sun Valley Alternative Health Centers, LLC, Sun Valley Alternative Health Centers West, LLC, Sun Valley Alternative Health Centers NV, LLC, Sun Valley Alternative Health Centers Tucson, LLC, Sun Valley Alternative Health Centers Mesa, LLC, and Sun Valley Certification Clinics Franchising, LLC (collectively “Sun Valley”) (note 5). On October 5, 2020 and December 31, 2020, respectively, the Company acquired all of the outstanding membership interest of Kai Medical Laboratory, LLC (note 6) and Lawrence Park Health and Wellness Clinic Inc. and 11000900 Canada Inc. (note 7).

The registered office of the Company is located at Suite 918 - 1030 West Georgia Street, Vancouver, British Columbia, Canada, V6C 1G8. The Company’s U.S. headquarters are at 105 SE 18th Avenue, Portland, Oregon.

COVID-19

On March 11, 2020, the World Health Organization declared the coronavirus disease ("COVID-19") a global pandemic. During the remainder of March 2020 and through to December 31, 2020, the COVID-19 pandemic has negatively impacted global economic and financial markets. Most industries have been impacted by the COVID-19 pandemic and are facing operating challenges associated with the regulations and guidelines resulting from efforts to contain it.

As a direct result of the COVID-19 pandemic, the Company realized significant increases in patient visits and testing, which resulted in increased revenues and operating expenses. The global response to the COVID-19 pandemic has resulted in, among other things, border closures, severe travel restrictions, as well as quarantine, self-isolation, and other emergency measures imposed by various governments. Additional government or regulatory actions or inactions around the world including in jurisdictions where the Company operates may also have potentially significant economic and social impacts. If the Company’s business operations are disrupted or suspended as a result of these or other measures, it may have a material adverse effect on the Company’s business, results of operations and financial performance. Factors that may be impacted, among other things, are the Company’s operating plan, supply chain and workforce. The Company continues to monitor the situation closely, including any potential impact on its operations. The extent to which COVID-19 may impact the Company’s business and operations will depend on future developments that are highly uncertain and cannot be accurately estimated, at this time, including new information which may emerge concerning the severity of and the actions required to contain COVID-19 or remedy its impact.

Going concern

These consolidated financial statements have ben prepared on the assumption that the Company will be able to continue operating as a going concern, which assumes the Company will be able to realize its assets and discharge its liabilities in the normal course of operations for the foreseeable future. The Company has a history of losses and negative cash flows from operating activities, and as at December 31, 2020, the Company had a working capital deficiency of $1,746,818 (December 31, 2019 - $4,185,359) and an accumulated deficit of $30,078,630 (December 31, 2019 - $13,012,319). These circumstances represent a material uncertainty that cast substantial doubt on the Company’s ability to continue as a going concern and ultimately the appropriateness of the use of going concern assumption.

Subsequent to December 31, 2020, warrant and option exercises resulted in cash proceeds of $5,865,335 which the Company plans to use to support its working capital requirements, allowing it to operate without an immediate requirement to access new capital. The Company anticipates that it will continue to actively pursue growth opportunities through acquisitions, the expansion of clinic locations and through new product development in order to drive revenue and generate positive cash flows from operations. The ability of the Company to continue operating as a going concern is dependent on its ability to raise sufficient additional funds to finance development activities and/or its ability to achieve profitable operations and positive cash flows from operations. There is no certainty management’s plans described above will be successful or that sufficient financing will be available on terms acceptable to the Company.

EMPOWER CLINICS INC.
NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS
December 31, 2020, 2019 and 2018
(in United States dollars, except where noted)

These financial statements do not reflect adjustments (if any) to the recorded amounts and classification of assets and liabilities, which could be necessary if the use of the going concern assumption is ultimately determined to be inappropriate. Such adjustments, if any, could be material.

2. BASIS OF PREPARATION

a)
Statement of compliance

These consolidated financial statements of Company have been prepared in accordance with International Financial Reporting Standards ("IFRS") as issued by the International Accounting Standards Board (“IASB”) and interpretations issued by the International Reporting Interpretation Committee (“IFRIC”) for all periods presented. These consolidated financial statements were approved by the Board of Directors and authorized for issue on June 30, 2021.

b)
Basis of presentation

The consolidated financial statements have been prepared using the historical cost basis, except for certain financial assets and liabilities which are measured at fair value, as specified by IFRS for each type of asset, liability, income and expense as set out in the accounting policies below.

c)
Functional and presentation currency

The consolidated financial statements are presented in United States (“US”) dollars, except as otherwise noted, which is the functional currency of the Company and each of the Company’s subsidiaries, except for Lawrence Park Health and Wellness Clinic Inc. and 11000900 Canada Inc. for which Canadian dollars is the functional currency. References to C$ are to Canadian dollars.

d)
Basis of consolidation

These consolidated financial statements include the accounts of the Company and its subsidiaries. All intercompany transactions and balances are eliminated on consolidation. Control exists where the parent entity has power over the investee and is exposed, or has rights, to variable returns from its involvement with the investee and has the ability to affect those returns through its power over the investee. Subsidiaries are included in the consolidated financial statements from the date control commences until the date control ceases. These consolidated financial statements incorporate the accounts of the Company and the following subsidiaries:

Name of subsidiary	Country of Incorporation	Percentage Ownership	Functional Currency	Principal Activity
S.M.A.A.R.T. Holdings Inc.	USA	100%	USD	Holding company
Empower Healthcare Corp.	Canada	100%	USD	Holding company
Empower Healthcare Corp.	USA	100%	USD	Clinic operations
SMAART, Inc.	USA	100%	USD	Holding company
The Hemp and Cannabis Co. (1)	USA	100%	USD	Holding company
THCF Access Point (1)	USA	100%	USD	Holding company
Empower Healthcare Assets Inc.(2)	USA	100%	USD	Holding company
Sun Valley Heath Holdings, LLC (3)	USA	100%	USD	Holding company
Sun Valley Health Franchising, LLC (3)	USA	100%	USD	Clinic operations
Sun Valley Health, LLC (3)	USA	100%	USD	Clinic operations
Sun Valley Health West, LLC (3)	USA	100%	USD	Clinic operations
Sun Valley Health Tucson, LLC (3)	USA	100%	USD	Clinic operations
Sun Valley Health Mesa, LLC (3)	USA	100%	USD	Clinic operations
Sun Valley Alternative Health Centres NV, LLC (3)	USA	100%	USD	Clinic operations
Kai Medical Laboratory, LLC (4)	USA	100%	USD	Clinic operations
Lawrence Park Health and Wellness Clinic Inc. (5)	Canada	100%	CAD	Clinic operations
11000900 Canada Inc. (5)	Canada	100%	CAD	Clinic operations
(1)
These companies were inactive during the years ended December 31, 2020 and 2019
(2)
This Company was incorporated on April 27, 2019
(3)
These Companies were acquired as part of the Sun Valley acquisition on April 30, 2019 (note 5)
(4)
Acquired on October 5, 2020 (note 6)
(5)
Acquired on December 31, 2020 (note 7)

EMPOWER CLINICS INC.
NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS
December 31, 2020, 2019 and 2018
(in United States dollars, except where noted)

3. SIGNIFICANT ACCOUNTING POLICIES

a)
Critical accounting judgments and estimates

The preparation of the Company’s consolidated financial statements in conformity with IFRS requires management to make judgements and estimates based on assumptions about future events that affect the reported amounts of assets and liabilities and disclosures of contingent assets and liabilities at the date of the financial statements and the reported amounts of revenues and expenses during the reporting period.

The estimates and associated assumptions are based on historical experience and various other factors that are believed to be reasonable under the circumstances, the results of which form the basis of making the judgements about carrying values of assets and liabilities that are not readily apparent from other sources. Actual results could differ from those estimates.

These critical judgements and estimates and underlying assumptions are reviewed on an ongoing basis. Revisions to accounting estimates are recognized prospectively in the period in which the estimate is revised.

Areas that require significant judgements and estimates and related assumptions as the basis for determining the stated amounts include, but are not limited to, the following:

Functional currency

The functional currency for each of the Company’s subsidiaries is the currency of the primary economic environment in which the respective entity operates; such determination involves certain judgements to identify the primary economic environment. The Company reconsiders the functional currency of its subsidiaries if there is a change in events and/or conditions which determine the primary economic environment. Note 2(c) contains the Company’s assessment of the functional currency of each subsidiary.

Assessment of Cash Generating Units

For impairment assessment and testing, assets are grouped together into the smallest group of assets that generates cash inflows from continuing use that are largely independent of the cash inflows of other assets or cash generating units (“CGU”). The Company applies judgement in assessing the smallest group of assets that comprise a single CGU.

Assessment of useful lives of property and equipment and intangible assets

Management reviews its estimate of the useful lives of property and equipment and intangible assets annually and accounts for any changes in estimates prospectively. The Company applied judgment in determining the useful lives of trademarks and patient records with less than an indefinite life. In addition, the Company applied judgment in determining the useful lives of the right-of-use assets and leasehold improvements for purposes of assessing the shorter of the useful life or lease term.

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

EMPOWER CLINICS INC.
NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS
December 31, 2020, 2019 and 2018
(in United States dollars, except where noted)

Transfer of control

Judgement is required to determine when transfer of control occurs relating to the medical services to its customers. Management based its assessment on a number of indicators of control, which include, but are not limited to whether the Company has present right of payment, whether delivery of medical services has occurred and whether the physical possession of the goods, significant risks and rewards and/or legal title have been transferred to the customer.

Expected credit losses

In calculating the expected credit loss on financial instruments, management is required to make a number of judgments including the probability of possible outcomes with regards to credit losses, the discount rate to use for time value of money and whether the financial instrument’s credit risk has increased significantly since initial recognition.

Current and deferred taxes

The Company’s provision for income taxes is estimated based on the expected annual effective tax rates (and tax laws) that have been enacted or substantively enacted by the end of the reporting period. The deferred components of income taxes are estimated based on forecasted movements in temporary differences. Changes to the expected annual effective tax rate and differences between the actual and expected effective tax rate and between actual and forecasted movements in temporary differences will result in adjustments to the Company’s provision for income taxes in the period changes are made and/or differences are identified.

In assessing the probability of realizing income tax assets recognized, management makes estimates related to expectations of future taxable income, applicable tax planning opportunities, expected timing of reversals of existing temporary differences and the likelihood that tax positions taken will be sustained upon examination by applicable tax authorities. In making its assessments, management gives additional weight to positive and negative evidence that can be objectively verified. Estimates of future taxable income are based on forecasted cash flows from operations and the application of existing tax laws in each jurisdiction. Forecasted cash flows from operations are based on expected patient visits in future periods, which are internally developed and reviewed by management.

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

Warrant liability and conversion feature

Warrant liability and conversion features are measured at fair value using the Black-Scholes option pricing model based on estimated fair values at the date of grant and revalued at period end with changes in fair value being charged or credited to the consolidated statement of loss and comprehensive loss. The Black-Scholes option pricing model utilizes subjective assumptions such as expected price volatility and expected life of the option. Changes in these input assumptions can significantly affect the fair value estimate.

Contingencies

Due to the nature of the Company’s operations, various legal and tax matters can arise from time to time. In the event that management’s estimate of the future resolution of these matters’ changes, the Company will recognize the effects of the changes in its consolidated financial statements for the period in which such changes occur.

EMPOWER CLINICS INC.
NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS
December 31, 2020, 2019 and 2018
(in United States dollars, except where noted)

Leases

a.
Identifying whether a contract includes a lease

IFRS 16 applies a control model to the identification of leases, distinguishing between a lease and a service contract on the basis of whether the customer controls the asset. The Company had to apply judgment on certain factors, including whether the supplier has substantive substitution rights, whether the Company obtains substantially all of the economic benefits and who has the right to direct the use of that asset.

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

In a business combination, all identifiable assets, liabilities and contingent liabilities acquired are recorded at their fair values, including the total consideration paid by the Company. One of the most significant estimates relates to the determination of the fair value of these assets and liabilities including assessing the fair value of any favourable or unfavorable lease terms. For any intangible asset identified or form of consideration paid by the Company, depending on the type of intangible asset or consideration paid and the complexity of determining its fair value, an independent valuation expert or management may develop the fair value, using appropriate valuation techniques, which are generally based on a forecast of the total expected future net cash flows. The evaluations are linked closely to the assumptions made by management regarding the future performance of the assets concerned and any changes in the discount rate applied.

Additionally, as part of a business combination, all forms of consideration paid (on the date of acquisition or contingent upon achieving certain milestones) are recorded at their fair values, which is a significant estimate. For any form of consideration paid by the Company, depending on the type of consideration paid and the complexity of determining its fair value, an independent valuation expert or management may develop the fair value, using appropriate valuation techniques, which are generally based on a forecast of the total expected future net cash flows. The evaluations are linked closely to the assumptions made by management regarding the future performance of the asset concerned and any changes in the discount rate applied. In the event that there is contingent consideration in an acquisition management makes assumptions as to the probability of the consideration being paid.

b)
Foreign currency translation

Transactions in foreign currencies are initially recorded by the Company’s subsidiaries at their respective functional currency spot rates at the date the transaction is recognized. Monetary assets and liabilities denominated in foreign currencies are translated at the functional currency spot rates of exchange at reporting period ends. Differences arising on settlement or translation of monetary items are recognized in profit or loss. Non-monetary items that are measured in terms of historical cost in a foreign currency are translated using the exchange rates at the dates of the initial transactions. Non-monetary items measured at fair value in a foreign currency are translated using the exchange rates at the date when the fair value is determined. The gain or loss arising on translation of non-monetary items measured at fair value is treated in line with the recognition of the gain or loss on the change in fair value of the item (i.e., translation differences on items whose fair value gain or loss is recognized in other comprehensive income (“OCI”) or profit or loss are also recognized in OCI or profit or loss, respectively).

EMPOWER CLINICS INC.
NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS
December 31, 2020, 2019 and 2018
(in United States dollars, except where noted)

On consolidation, the assets and liabilities of foreign operations are translated into US dollars at the rate of exchange prevailing at the reporting date and their statements of profit or loss are translated at the average exchange rate prevailing during each reporting period. Equity balances are translated at historical exchange rates prevailing at the date of the transactions. The exchange differences arising on translation for consolidation are recognized in OCI. On disposal of a foreign operation, the component of OCI relating to that particular foreign operation is reclassified to profit or loss.

c)
Cash

Cash consists of cash at banks and on hand.

d)
Inventory

Inventories are valued initially at cost and subsequently at the lower of cost and net realizable value. All direct and indirect costs related to inventory are capitalized as they are incurred.

Net realizable value is determined as the estimated selling price in the ordinary course of business. Cost is determined using the weighted average cost basis. Products for resale and supplies and consumables are valued at the lower of cost and net realizable value. The Company reviews inventory for obsolete and slow-moving goods and any such inventory is written down to net realizable value. Inventory consists of consumable laboratory supplies used in testing.

e)
Property and equipment

Property and equipment are measured at cost less accumulated depreciation and impairment losses. Cost includes the purchase price, any costs directly attributable to bringing equipment to the location and condition necessary for it to be capable of operating in the manner intended by management and the estimated site reclamation and closure costs associated with removing the asset, and, where applicable, borrowing costs.

Upon sale or abandonment of any equipment, the cost and related accumulated depreciation and impairment losses are written off and any gains or losses thereon are recognized in profit or loss for the period. When the parts of an item of equipment have different useful lives, they are accounted for as separate items (major components) of equipment.

The cost of replacing or overhauling a component of an item of equipment is recognized in the carrying amount of the item if it is probable that the future economic benefits embodied within the component will flow to the Company and its cost can be measured reliably. The carrying amount of the replaced component is derecognized. Maintenance and repairs of a routine nature are charged to statement of loss or comprehensive loss as incurred.

Gains and losses on disposal of an item of equipment are determined by comparing the proceeds from disposal with the carrying amount of the equipment and are recognized in the consolidated statement of loss and comprehensive loss.

f)
Intangible assets

Intangible assets are stated at cost less accumulated amortization and impairment losses. Cost includes the purchase price, any costs directly attributable to bringing the intangible asset to the condition necessary for it to be capable of operating in the manner intended by management and, where applicable, borrowing costs.

Upon sale or abandonment of any intangible asset, the cost and related accumulated depreciation and impairment losses are written off and any gains or losses thereon are recognized in the statement of loss or comprehensive loss for the period.

g)
Depreciation and amortization

Depreciation and amortization is provided using the straight-line basis over the following terms:

Furniture and equipment	3 - 5 years
Leasehold improvements	5 years
Right-of-use assets	Term of the lease
Medical lab equipment (testing)	12 years

EMPOWER CLINICS INC.
NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS
December 31, 2020, 2019 and 2018
(in United States dollars, except where noted)

h)
Impairment

Long lived assets (property and equipment, intangibles, goodwill) are reviewed for impairment at each reporting period end or whenever events or changes in circumstances indicate that the carrying amount of an asset or CGU exceeds its recoverable amount. The recoverable amount of an asset is the higher of its fair value, less costs to sell, and its value in use. If the carrying amount of an asset exceeds its recoverable amount, an impairment charge is recognized immediately in profit or loss by the amount by which the carrying amount of the asset exceeds the recoverable amount. If an impairment loss subsequently reverses, the carrying amount of the asset is increased to the lesser of the revised estimate of recoverable amount, and the carrying amount that would have been recorded had no impairment loss been recognized previously.

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

Constructive obligations are obligations that derive from the Company’s actions where:

a.
by an established pattern of past practice, published policies or a sufficiently specific current statement, the Company has indicated to other parties that it will accept certain responsibilities; and,
b.
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

Using the residual method, the carrying amount of the financial liability component is the difference between the principal amount and the initial carrying value of the conversion option. The debentures, net of the derivative lability component, are accreted using the effective interest rate method over the term of the debentures, such that the carrying amount of the financial liability will equal the principal balance at maturity.

EMPOWER CLINICS INC.
NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS
December 31, 2020, 2019 and 2018
(in United States dollars, except where noted)

Upon conversion, the conversion option is revalued at the date of exercise of the conversion feature and the total fair value of the conversion option and the carrying value of the debt is allocated between the warranty liability and equity.

During the year ended December 31, 2020, all convertible debentures were converted into share capital.

l)
Share-based payments

Certain employees and directors of the Company receive a portion of their remuneration in the form of share options. The fair value of the share options, determined at the date of the grant, is charged to the consolidated statement of loss and comprehensive loss, with an offsetting credit to contributed surplus, over the vesting period. If and when the share options are exercised, the applicable original amounts of contributed surplus are transferred to issued capital.

The fair value of a share-based payment is determined at the date of the grant. The estimated fair value of share options is measured using the Black-Scholes option pricing model.

These estimates involve inherent uncertainties and the application of management’s judgement. The costs of share-based payments are recognized over the vesting period of the option. The total amount recognized as an expense is adjusted to reflect the number of options expected to vest at each reporting date. At each reporting date prior to vesting, the cumulative compensation expense representing the extent to which the vesting period has passed and management’s best estimate of the share options that are ultimately expected to vest is computed. The movement in cumulative expense is recognized in the consolidated statement of loss and comprehensive loss with a corresponding entry to contributed surplus.

Share-based payments to non-employees are measured at the fair value of the goods or services received, or the fair value of the equity instruments issued if it is determined that the fair value of the goods or services cannot be reliably measured, and are recorded at the date the goods or services are received.

No expense is recognized for share options that do not ultimately vest. Charges for share options that are forfeited before vesting are reversed from contributed surplus and credited to the consolidated statement of loss and comprehensive loss. For those share options that expire unexercised after vesting, the recorded value remains in contributed surplus.

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

These types of share purchase warrants are recognized at fair value using the Black-Scholes option pricing model. Share purchase warrants are initially recorded as a liability at fair value with any subsequent changes in fair value recognized in the consolidated statement of loss and comprehensive loss.

Upon exercise of the share purchase warrants with exercise prices in a currency other than the Company’s functional currency, the share purchase warrants are revalued at the date of exercise with any gain or loss being charged to the consolidated statement of loss and comprehensive loss, and the total fair value of the exercised share purchase warrants is reallocated to equity. The proceeds generated from the payment of the exercise price are also allocated to equity.

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

The Company records proceeds from share issuances net of issue costs and any tax effects. Common shares issued for non-monetary consideration are recorded at their fair value based upon the trading price of the Company’s shares on the Canadian Securities Exchange on the date of the agreement to issue the shares or the date of share issuance, whichever is more appropriate.

The proceeds from the issue of units is allocated between common shares and common share purchase warrants as follows: the fair value of the common share purchase warrants is determined using the Black-Scholes pricing model and the residual, if any is allocated to issued capital.

EMPOWER CLINICS INC.
NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS
December 31, 2020, 2019 and 2018
(in United States dollars, except where noted)

o)
Shares held in escrow
The Company has issued common shares held in escrow as a part of a compensation arrangement. The fair value of the escrowed shares is recognized into profit and loss with a corresponding increase to capital as the common shares vest.

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

Financial assets valued at amortized cost are cash and accounts receivable.
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

EMPOWER CLINICS INC.
NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS
December 31, 2020, 2019 and 2018
(in United States dollars, except where noted)

Financial assets measured at FVTPL are measured at fair value at the end of each reporting period, with any fair value gains or losses recognized on the consolidated statement of loss and comprehensive loss to the extent they are not part of a designated hedging relationship.

The Company currently has no financial assets valued at FVTL.

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

Classification of financial liabilities

Financial liabilities that are not contingent consideration of an acquirer in a business combination, held for trading or designated as at FVTPL, are measured at amortized cost using effective interest method. The Company’s financial liabilities measured at amortized cost are accounts payable and accrued liabilities, notes payable, convertible debentures payable, lease liability, loans payable and convertible notes payable. The Company measures the warrant liability at FVTPL.

i.
Financial instruments designated as hedging instruments

The Company does not currently apply nor have a past practice of applying hedge accounting to financial instruments.

ii.
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

EMPOWER CLINICS INC.
NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS
December 31, 2020, 2019 and 2018
(in United States dollars, except where noted)

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

If the carrying amount of an asset or CGU exceeds its recoverable amount, the carrying amount of the asset or CGU is reduced to its recoverable amount. An impairment loss is recognized as a charge to the consolidated statement of loss and comprehensive loss. Non-financial assets that have been impaired are tested for possible reversal of the impairment whenever events or changes in circumstance indicate that the impairment may have reversed.

Where an impairment, other than goodwill impairment, subsequently reverses, the carrying amount of the asset or CGU is increased to the revised estimate of its recoverable amount, but only so that the increased carrying amount does not exceed the carrying amount that would have been determined (net of depreciation and/or amortization) had no impairment loss been recognized for the asset or CGU in prior periods. A reversal of impairment is recognized as a gain in the consolidated statement of loss and comprehensive loss. Goodwill impairment losses are not reversed.

s)
Taxes

Current tax expense

Current tax is the expected tax payable or receivable on the taxable earnings or loss for the period.

Current tax for each taxable entity in the Company is based on the local taxable income at the local statutory tax rate enacted at the reporting date and includes adjustments to tax payable or recoverable in respect of previous periods.

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

Deferred tax is measured on an undiscounted basis using the tax rates that are expected to apply in the period when the liability is settled or the asset is realized, based on tax rates and tax laws enacted or substantially enacted at the reporting date. Current and deferred tax relating to items recognized directly in equity are recognized in equity and not in the consolidated statement of loss and comprehensive loss.

EMPOWER CLINICS INC.
NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS
December 31, 2020, 2019 and 2018
(in United States dollars, except where noted)

t)
Earnings (loss) per share

Basic earnings (loss) per share (“EPS”) is calculated by dividing the net earnings (loss) of the Company by the basic weighted average number of common shares outstanding during the period.

For purposes of calculating diluted EPS, the proceeds from the potential exercise of dilutive share options and share purchase warrants with exercise prices that are below the average market price of the underlying shares for the reporting period are assumed to be used in purchasing the Company’s common shares at their average market price for the period.

Share options and share purchase warrants are included in the calculation of diluted EPS only to the extent that the market price of the common shares exceeds the exercise price of the share options or share purchase warrants except where such inclusion would be anti-dilutive.

u)
Revenue recognition

Revenue is recognized in accordance with IFRS 15, Revenue, when a customer obtains control of promised goods or services. The amount of revenue reflects the consideration to which the Company expects to be entitled to receive in exchange for these goods or services. The Company applies the following five-step analysis to determine whether, how much and when revenue is recognized: (1) Identify the contract with the customer; (2) Identify the performance obligation in the contract; (3) Determine the transaction price; (4) Allocate the transaction price to the performance obligation in the contract; and (5) Recognize revenue when or as the Company satisfies a performance obligation.

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

4. REVERSE TAKEOVER

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

At the time of the Transaction, Adira did not constitute a business as defined under IFRS 3; therefore, the Transaction was accounted for under IFRS 2, where the difference between the consideration given to acquire Adira and the net asset value of Adira was recorded in the consolidated statement of loss and comprehensive loss as a listing fee expense. As Empower Healthcare Corporation was deemed to be the acquirer for accounting purposes, these consolidated financial statements present the historical financial information of Adira up to the date of the Transaction.

EMPOWER CLINICS INC.
NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS
December 31, 2020, 2019 and 2018
(in United States dollars, except where noted)

Consideration	$
Consideration – shares	614,415
Legal and professional fees relating to the Transaction	365,871
Net liabilities acquired	328,522
Listing fee	1,308,808

Fair value of the net assets (liabilities) of Adira
Cash	13,000
Accounts payable and accrued liabilities	(341,522)
(328,522)

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

Initial cash payment of $637,318 was made on the Closing Date with remaining $150,000 held back as security for working capital adjustments recorded by Sun Valley. Accounts payable and accrued liabilities include the $150,000 holdback, of which $75,000 is expected to be released on the six-month anniversary of the Closing Date with the remaining $75,000 to be released on the one-year anniversary of the Closing Date. On January 23, 2020, the Company issued 2,000,000 common shares as settlement of the holdback in the amount of $100,000.

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

EMPOWER CLINICS INC.
NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS
December 31, 2020, 2019 and 2018
(in United States dollars, except where noted)

The following table summarizes the final purchase price allocation:

Assets Acquired	$
Cash and cash equivalents	94,090
Accounts receivable	366
Total current assets	94,456

Security deposits	19,753
Property and equipment	124,811
Right-of-use assets	431,544
Patient list	171,243
Brands	184,996
1,026,803

Liabilities Assumed
Accounts payable and accrued liabilities	35,281
Lease liability	150,342
Total current liabilities	185,623

Lease liability	281,202
Net assets at fair value, as at April 30, 2019	559,978

Consideration
Fair value of 7,703,543 common shares issued	1,001,458
Fair value of 14,705,882 Escrow Shares	1,142,108
Cash	787,318
Promissory note	123,709
Total Consideration	3,054,593

Goodwill	2,494,615

During the year ended December 31, 2019, the business combination resulted in revenues of $1,526,383 and net loss and comprehensive loss of $503,235. Had the business combination been affected at January 1, 2019, revenue of the Company would have been $999,968 higher and the net loss and comprehensive loss of the Company would have decreased by $153,633 for the year ended December 31, 2019.

As required under IFRS, the Company assessed goodwill for impairment at December 31, 2020 and concluded that the recoverable value of the Sun Valley CGU as a whole (comprising of multiple locations) was less than its carrying value and an impairment loss of $117,218 (December 31, 2019 – $2,377,397) was recognized on goodwill.

6. ACQUISITION OF KAI MEDICAL

On October 5, 2020, the Company acquired 100% of the membership interest of Kai Medical Laboratory, LLC (“Kai Medical”), for consideration with a fair value of $20,050 comprised of 500,000 stock options with a fair value of $10,025 and 500,000 warrants with a fair value of $10,025. The options and warrants are exercisable at a price of $0.04 (C$0.05) and expire on October 5, 2023. The options and warrants were valued using a Black-Scholes option pricing model with the following assumptions: three year expected life, risk free rate of 0.23%, share price of $0.03 (C$0.04) and volatility of 119.32%.

The transaction has been accounted for as a business combination under IFRS 3 – Business Combinations.

KAI Medical Laboratory operates a high-complexity CLIA and COLA accredited laboratory that provides reliable and accurate testing solutions to hospitals, medical clinics, pharmacies, and employer groups.

EMPOWER CLINICS INC.
NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS
December 31, 2020, 2019 and 2018
(in United States dollars, except where noted)

The following table summarizes the final purchase price allocation:

Assets Acquired	$
Cash	9,826
Accounts receivable	1,314
Prepaid	8,002
Property and equipment	1,422,819
Intangible asset	245,000
1,686,961

Liabilities Assumed
Accounts payable and accrued liabilities	406,528
Loan payable	1,139,577
Lease liability	294,669
Disaster loan	59,846
PPP loan	77,028
Net assets at fair value, as at October 5, 2020	(290,687)

Consideration
Fair value of 500,000 stock options issued	10,025
Fair value of 500,000 warrants issued	10,025
Total Consideration	20,050

Goodwill	310,737

Accounts receivable had a fair value of $1,314 while gross contractual accounts receivable were $32,448 at the date of acquisition.

Property and equipment acquired included $294,669 of right-of-use assets.

The intangible asset is comprised of the laboratory certification license which was valued at replacement cost which approximates the costs incurred by Kai Medical to acquire the laboratory certification license.

The loan payable had a principal balance of $1,139,577, accrues interest at the prime rate plus 2% and matures on June 7, 2028. The prime rate as at October 5, 2020 was 3.25%. The loan payable’s fair value was determined to be equal to its carrying value as the loan is collateralized, the borrower did not breach any of the default provisions, and the lender is an unrelated third party.

The disaster loan had a principal balance of $150,000, accrues interest at 3.75% per annum and matures on June 24, 2040. The disaster loan was fair valued at $59,846 using a discount rate of 13.83%.

The PPP loan had a principal balance of $89,379, accrues interest at 1.00% per annum and matures on April 30, 2022. The PPP loan was fair valued at $77,028 using a discount rate of 16.63%.

The lease liability represents four leases with a fair value of $294,669 on the date of acquisition, which is the net present value of the minimum future lease payments determined using the following assumptions:

	Lease 1	Lease 2	Lease 3	Lease 4
Remaining term (months)	20	5	55	55
Monthly payments	$3,050 to $3,250	$2,850	$2,554	$2,041
Incremental borrowing rate	5.5%	5.5%	5.5%	5.5%
Fair value on acquisition	$60,145	$14,039	$122,536	$97,949

The goodwill generated as a result of this acquisition relates to other intangible assets that do not qualify for separate recognition.

The results of operations are included in the Company’s consolidated loss and comprehensive loss for the period since the acquisition date. From the closing date of the acquisition on October 5, 2020 to December 31, 2020, Kai Medical contributed revenues of $653,124 and net income of $140,048 to the Company’s results. If the acquisition occurred on January 1, 2020, management estimates that revenue would have increased by $608,710 and net loss would have been increased by approximately $403,288, respectively.

EMPOWER CLINICS INC.
NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS
December 31, 2020, 2019 and 2018
(in United States dollars, except where noted)

7. ACQUISITION OF LAWRENCE PARK & ATKINSON

On December 31, 2020, the Company acquired 100% ownership of Lawrence Park Health and Wellness Clinic Inc. (“Lawrence Park”) and 11000900 Canada Inc. (“Atkinson”, together “Lawrence Park & Atkinson” or “LP&A”). Lawrence Park & Atkinson operate para-medical clinics in the Greater Toronto Area of Ontario, Canada. The acquisition of these entities is considered one combined acquisition as the businesses carry on similar activities in Canada and are evaluated together as one business by management, so are considered one CGU from the Company’s perspective.

Consideration in the transaction had a fair value of $1,766,933 comprised of cash consideration of $215,991, cash payable of $58,907, up to 3,750,000 stock options with a fair value of $344,110 and share consideration with a fair value of $1,147,925. Share consideration consisted of the issuance of 2,564,102 common shares of the Company with a fair value of $0.2238 (C$0.2850) based on the stock price on December 31, 2020 and 2,564,102 common shares of the Company subject to voluntary trading restrictions imposed by a contract (and therefore no discount for lack of marketability) lasting through December 31, 2022 and having an average fair value of $0.2238 (C$0.2850) per share, which have the following escrow condition: 320,513 common shares to be released every three months commencing on March 31, 2021.

Pursuant to the terms of the acquisition of LP&A, the 3,750,000 stock options are subject to the following milestone issuance schedule:
●
Milestone 1 - 1/3 exercisable after 10 new clinics are opened within 18 months of the acquisition date
●
Milestone 2 - 1/3 exercisable after an additional 10 new clinics are opened
●
Milestone 3 - 1/3 exercisable after a further additional 10 new clinics are opened

The stock options will have a term of five years commencing on the date of issuance and become exercisable at a price equal to the greater of (a) the volume weighted average trading price ("VWAP") for the 10 trading days prior to the achievement of Milestone 1, and (b) the greater of the closing market prices of the Empower shares on (i) the trading day prior to the date of grant of the stock options; and (ii) in the event that the shares are not publicly traded, the fair value determined by an independent appraiser. The Company used the Black-Scholes option pricing model to determine the $344,110 fair value of the stock options with the following assumptions:

	Milestone 1	Milestone 2	Milestone 3
Milestone date	June 30, 2022	December 31, 2023	June 30, 2025
Years to maturity	4.00	4.75	5.50
Risk-free rate	0.190%	0.250%	0.480%
Exercise price	C$0.2850	C$0.2850	C$0.2850
Share price	C$0.2850	C$0.2850	C$0.2850
Volatility	108.1%	108.1%	108.1%
Fair value per option	C$0.2056	C$0.2173	C$0.2273
Probability	90%	50%	25%
Fair value per option tranche (1)	$181,634 (C$231,256)	$106,679 (C$135,824)	$55,797 (C$71,041)
(1)
Canadian dollar amount translated using December 31, 2020 foreign exchange rate of 0.7854

The transaction has been accounted for as a business combination under IFRS 3 – Business Combinations.

EMPOWER CLINICS INC.
NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS
December 31, 2020, 2019 and 2018
(in United States dollars, except where noted)

The following table summarizes the final purchase price allocation:

Assets Acquired	$
Cash and cash equivalents	38,521
Deposit	4,103
Intangible assets	58,907
Right-of-use assets	39,271
140,802

Liabilities Assumed
Accounts payable and accrued liabilities	54,396
Lease liability	45,595
Loans payable	45,287
Net assets at fair value, as at December 31, 2020	(4,476)

Consideration
Cash consideration	215,991
Cash consideration - withheld	58,907
Stock options	344,110
Share consideration	1,147,925
Total Consideration	1,766,933

Goodwill	1,771,409

The intangible assets are comprised of the trade name with a fair value of $43,198 and customer relationships with a fair value of $15,709. The fair value of the trade name was determined using the relief from royalty method and the fair value of the customer relationships was determined using a discounted cash flow analysis. The key assumptions used in the cash flow projection related to the trade name include: (1) a discount rate of 20.5%; (2) revenue growth rates of 3.1% - 35%; (3) royalty rate of 1%; (4) discount rate of 20.5% and (5) terminal revenue growth of 2% per year. The key assumptions used in the cash flow projection related to the customer relationships include (1) customer growth rate of 2%; (2) customer retention rates of 55% and discount rate of 22.5%.

The lease liability represents one lease with a fair value of $45,595 on the date of acquisition, which is the net present value of the minimum future lease payments determined using the following assumptions: (1) remaining number of payments – 13; (2) rent payment - $3,631; and (3) incremental borrowing rate – 4.04%.

The loans payable balance at acquisition consists of two CEBA loans with a two-year term to maturity that have a fair value of $45,287. The fair value was determine using a discounted cash flow analysis with a a discount rate of 10.2%.

The goodwill generated as a result of this acquisition relates to other intangible assets that do not qualify for separate recognition.

If the acquisition occurred on January 1, 2020, management estimates that revenue would have increased by $501,745 and net loss would have been decreased by approximately $8,807, respectively.

8. ACCOUNTS RECEIVABLE

The Company had the following in accounts receivable at December 31, 2020 and December 31, 2019:

	December 31, 2020	December 31, 2019
	$	$
Trade receivables, net	245,891	24,482
GST receivable	18,975	-
	264,866	24,482

The Company estimates a provision for lifetime expected credit losses for receivables aged greater than 91 days. As at December 31, 2020, the Company had $nil (2019 - $nil) recorded as a provision for expected credit losses.

EMPOWER CLINICS INC.
NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS
December 31, 2020, 2019 and 2018
(in United States dollars, except where noted)

9. ASSETS HELD FOR SALE

During the year ended December 31, 2018, the Company had listed its facility and land in Portland, Oregon for sale. Prior to their classification as assets held for sale, the facility and land in Portland were reported under property and equipment (note 11). The assets held for sale were recorded at the lower of their carrying value and their fair value. The fair value was based on a sales agreement dated January 17, 2019, whereby the Company would receive net proceeds of $127,972 after selling costs. During the year ended December 31, 2018, the Company recorded an impairment loss of $57,072 to reduce the asset’s carrying value to its fair market value.

During the year ended December 31, 2019, the sales agreement dated January 17, 2019, was executed and the facility and land were sold. There was no gain or loss recorded on the sale as the Company received proceeds of $127,972 in the form of a promissory note for $122,500 (note 10) and cash of $5,472.

10. PROMISSORY NOTE

On January 11, 2019, in connection with the sale of facility and land, the Company acquired a promissory note in the amount of $122,500 (note 9). The promissory note accrued interest at a rate of 6% per annum and was due in full on February 1, 2021. Interest income in the amount of $7,573 was accrued for the year ended December 31, 2020 (December 31, 2019 - $4,977). Subsequent to the sale of the facility and land, the purchaser became aware of a lien placed on the facility and land by the Internal Revenue Service related to taxes owing. The Company has accrued the full amount of taxes owing which is included in accounts payable and accrued liabilities. Given the uncertainty surrounding removal of the lien, management has determined that the promissory note and accrued interest income were impaired and were both written off to $nil.

11. PROPERTY AND EQUIPMENT

A continuity of property and equipment for the years ended December 31, 2020 and 2019 is as follows:

	Right-of-use assets	Furniture and equipment	Leasehold improvements	Testing equipment	Total
	$	$	$	$	$

Cost
Balance, December 31, 2018	-	28,360	118,465	-	146,825
Adoption of IFRS 16	324,972	-	-	-	324,972
Acquisition of Sun Valley	431,544	32,952	91,859	-	556,355
Additions	425,539	3,828	-	-	429,367
Impairment	(324,972)	(28,360)	(118,466)	-	(471,798)
Balance, December 31, 2019	857,083	36,780	91,858	-	985,721
Acquisition of Kai Medical	294,669	114,000	86,000	928,149	1,422,818
Acquisition of LP&A	39,271	-	-	-	39,271
Additions	-	3,495	-	-	3,495
Disposals	(402,533)	-	-	-	(402,533)
Balance, December 31, 2020	788,490	154,275	177,858	928,149	2,048,772

Accumulated amortization
Balance, December 31, 2018	-	(19,765)	-	-	(19,765)
Adoption of IFRS 16	(196,479)	-	-	-	(196,479)
Amortization	(196,563)	(13,164)	(37,873)	-	(247,600)
Write off	245,847	25,750	3,949	-	275,546
Balance, December 31, 2019	(147,195)	(7,179)	(33,924)	-	(188,298)
Amortization	(222,910)	(35,776)	(40,881)	(29,005)	(328,572)
Disposals	58,145	-	-	-	58,145
Balance, December 31, 2020	(311,960)	(42,955)	(74,805)	(29,005)	(458,725)

Carrying amount
Balance, December 31, 2019	709,888	29,601	57,934	-	797,423
Balance, December 31, 2020	476,530	111,320	103,053	899,144	1,590,047

EMPOWER CLINICS INC.
NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS
December 31, 2020, 2019 and 2018
(in United States dollars, except where noted)

On May 9, 2019, the Company terminated the lease for the Chicago clinic. As a result of the lease termination, the Company derecognized the right-of-use asset with a cost of $255,859 and accumulated amortization of $184,787 and recorded an impairment loss $71,072 representing the undepreciated portion of the right-of-use asset above the lease liability which is included as impairment loss on write-off of property and equipment on the consolidated statements of loss and comprehensive loss.

The Company also derecognized the associated lease liability of $76,626 and recorded a gain of $5,549 representing the excess of the right-of-use asset above the lease liability which is included as impairment loss on property and equipment on the consolidated statements of loss and comprehensive loss. In addition, the Company recognized an impairment loss of $114,516 representing the carrying value of leasehold improvements written-off for the Chicago clinic on termination of the lease. This is included as impairment loss on property and equipment on the consolidated statements of loss and comprehensive loss.

The Company defaulted on the Spokane lease and as a result, derecognized the right-of-use asset with a cost of $69,113 and accumulated amortization of $61,060 and recorded a loss of $8,053 representing the carrying value of the right-of-use asset which is included as impairment loss on property and equipment on the consolidated statements of loss and comprehensive loss. The lease liability of $9,700 has not been derecognized as the Company negotiates a settlement with the landlord of the facility. In addition, the Company recognized a loss on disposal of $2,610 representing the carrying value of the furniture and equipment.

Through the acquisition of Kai Medical on October 5, 2020, the Company acquired testing equipment with a fair value of $829,803 and right-of-use assets of $294,669. The right-of-use assets relate to leased office space and equipment.

The Company defaulted on the right-of-use CBD extraction facility and as a result, derecognized the right of use asset with a cost of $402,533 and accumulated depreciation of $58,145. The Company recognized a gain on lease termination of $14,049. The Company still has $15,533 in lease liabilities related to unpaid rent for three months where the Company still had possession of the facility.

12. INTANGIBLE ASSETS AND GOODWILL

A continuity of intangible assets for the years ended December 31, 2020 and 2019 is as follows:

	Patient records	Brands, trademarks, licenses and domain names	Management software	Software	Total
	$	$	$	$	$
Cost
Balance, December 31, 2018	292,093	98,700	51,100	-	441,893
Additions	171,243	184,996	-	-	356,239
Impairment	(73,756)	(20,001)	-	-	(93,757)
Balance, December 31, 2019	389,580	263,695	51,100	-	704,375
Additions	-	-	-	138,855	138,855
Acquisition of Kai Medical	-	245,000	-	-	245,000
Acquisition of LP&A	58,907	-	-	-	58,907
Impairment	(69,724)	(131,996)	-	(138,855)	(340,575)
Balance, December 31, 2020	378,763	376,699	51,100	-	806,562

Accumulated amortization
Balance, December 31, 2018	(220,476)	(98,700)	(51,100)	-	(370,276)
Amortization	(79,459)	-	-	-	(79,459)
Balance, December 31, 2019	(299,935)	(98,700)	(51,100)	-	(449,735)
Amortization	(52,920)	-	-	-	(52,920)
Balance, December 31, 2020	(352,855)	(98,700)	(51,100)	-	(502,655)

Carrying amount
Balance, December 31, 2019	89,645	164,995	-	-	254,640
Balance, December 31, 2020	25,908	277,999	-	-	303,907

EMPOWER CLINICS INC.
NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS
December 31, 2020, 2019 and 2018
(in United States dollars, except where noted)

During the year ended December 31, 2020, the Company recognized an impairment loss of $340,575 in relation to patient records, brand and software (December 31, 2019 - $93,757).

A continuity of goodwill for the years ended December 31, 2020 and 2019, follows:

Total
$
Balance, December 31, 2018	-
Additions	2,494,615
Impairment	(2,377,397)
Balance, December 31, 2019	117,218
Additions	2,082,146
Impairment	(117,218)
Balance, December 31, 2020	2,082,146

At December 31, 2020, the Company assessed the goodwill recorded through the Sun Valley acquisition for impairment and found that the entire amount was impaired resulting in an impairment loss of $117,218 (December 31, 2019 - $2,377,397). The Company assessed intangible patient records and brand for impairment and found them to be fully impaired resulting in an impairment loss of $340,575 (December 31, 2019 - $93,757). The impairment losses pertaining to the Sun Valley goodwill and intangible assets related to a change in expected future cash flows for the CGU as a result of: 1) changes in the Arizona licensing regulations on June 7, 2019, which now requires certification on a two-year period whereas it was on a one-year basis prior to the change in regulation. The change in licensing regulations is expected to result in increased attrition and lower patient totals in Arizona as compared to that considered at the acquisition date which resulted in an impairment test being conducted on June 7, 2019, and 2) the negative impact of legalization of the passage of the Arizona Marijuana Legalization Initiative on November 3, 2020, which legalized the possession and use of recreational marijuana for adults (age 21 years or older). In addition, the legalization allows people to grow no more than six marijuana plants for personal use in their residence, as long as the plants are within an enclosed area with a lock and beyond public view. This legalization in Arizona has had a material adverse effect on the Company’s operations within the state.

The impairment was determined based on value in use calculation which uses cash flow projections covering a five-year period and a discount rate of 6% per annum. The cash flows beyond the five-year period have been extrapolated using a terminal growth rate of 1.5% per annum. Key assumptions used in the cash flow projection related to attrition of 59%. The new patient attraction rate was estimated to be 68% as of acquisition date and 24% post legalization.

At December 31, 2020, the Company assessed the goodwill recorded through the Kai acquisition for impairment. The Company performed a discounted cash flow analysis to determine Kai’s value in use, which incorporated the following assumptions: (1) discount rate - 17%; (2) income tax rate - 27%; (3) terminal growth rate - 2%; (4) working capital - 8% of sales. The Company noted that the recoverable amount was greater than the carrying value and that no impairment was required as at December 31, 2020.

13. ACCOUNTS PAYABLE AND ACCRUED LIABILITIES

	December 31, 2020	December 31, 2019
	$	$
Trade payables and accrued liabilities	1,920,840	1,337,253
Payroll liabilities	1,521,885	537,737
	3,442,725	1,874,990

Included in trade accounts payable and accrued liabilities is $157,055 due to the CEO in connection with expenses incurred in the normal course of business and deferred payroll and $53,914 due to significant shareholders in connection with the acquisition of Sun Valley.

EMPOWER CLINICS INC.
NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS
December 31, 2020, 2019 and 2018
(in United States dollars, except where noted)

14. NOTES PAYABLE

	2020	2019	2018
	$	$	$
Balance, beginning of period	969,891	760,715	404,370
Issue of notes payable (a)(c)(d)	-	321,935	495,449
Settled in shares (b)(c)(d)	(148,745)	(186,942)	(167,000)
Repayment	(197,862)	-	-
Realized foreign exchange loss (gain)	4,918	(2,267)	-
Unrealized foreign exchange loss (gain)	6,304	(9,171)	-
Accretion expense	13,110	12,337	-
Interest expense	60,745	73,284	27,896
Balance, end of period	708,361	969,891	760,715
Less: Current portion of notes payable	708,361	-	150,271
Non-current portion of notes payable	-	969,891	610,444
a)
On January 21, 2019 the Company issued a promissory note payable in the amount of $33,842 (C$45,000). This promissory note payable was due on December 31, 2020 bearing interest at 6% per annum. On April 1, 2019, the Company converted the promissory note plus $667 (C$892) of interest into 450,000 units of the Company consisting of one common share and one share purchase warrant. Each share purchase warrant entitles the holder to acquire one common share at an exercise price equal to $0.14 (C$0.19).

b)
On April 1, 2019, the Company converted a promissory note in the amount of $153,100 (C$205,000) plus $1,984 (C$2,652) of interest into 2,050,000 units of the Company consisting of one common share and one share purchase warrant. Each share purchase warrant entitles the holder to acquire one common share at an exercise price equal to $0.14 (C$0.19).

c)
On April 30, 2019, the Company issued a promissory note payable in the amount of $125,000. The promissory note was due July 31, 2019 and bears interest at a rate of 4% per annum. The Company was in default and extended the maturity date to August 31, 2020. The default resulted in a penalty of $15,000 if the loan was not repaid in full by July 31, 2019 and an additional $15,000 if the loan was not paid in full by August 31, 2019. On July 15, 2020, the Company settled the promissory note in 4,100,634 units in the private placement on the same date. The note had a carrying amount of $148,745 which represented the principal plus interest and $30,000 of late payment penalties. The Company recorded a loss on debt settlement of $2,380 which is included in general and administrative expense.

d)
On October 1, 2019, the Company issued a promissory note payable in the amount of $188,765 (C$250,000). The promissory note payable was due April 1, 2020, and bears interest at 10% per annum. Pursuant to the issuance of the note payable the Company incurred transaction costs including an administrative charge of $18,876 (C$25,000) and an obligation to issue 150,000 common shares of the Company with a fair value of $6,811 which was been recorded as shares to be issued on the consolidated statements of changes in equity. The note payable has been recognized at amortized cost of $163,093 (C$216,000). On May 20, 2020, the Company issued a total of 844,444 common shares of which 694,444 were to settle an administrative charge of $18,876 (C$25,000) and the remaining 150,000 common shares were to settle the obligation to issue shares. The Company repaid the principal of $250,000 on December 11, 2020. As at December 31, 2020, the Company had a balance owing of $22,944 for accrued interest. The interest was repaid on January 11, 2021 (note 29).

15. CONVERTIBLE NOTE PAYABLE

	2020	2019	2018
	$	$	$
Balance, beginning of period	192,717	-	-
Issue of notes payable	-	188,893	-
Unrealized foreign exchange loss	3,971	3,596	-
Interest expense	3,842	228	-
Balance, end of period	200,530	192,717	-
Less: Current portion	200,530	192,717	-
Non-current portion of convertible note payable	-	-	-

EMPOWER CLINICS INC.
NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS
December 31, 2020, 2019 and 2018
(in United States dollars, except where noted)

On December 9, 2019, the Company issued a convertible promissory note payable in the amount of $188,893 (C$250,000). The convertible promissory note payable is due December 9, 2021 and bears interest at 2% per annum. The convertible promissory note is convertible at a share price equal to the closing share price on the date prior to conversion for total shares equal to the face value of the note divided by the closing share price. As the settlement is fixed at the face value of the obligation, the Company has determined that the conversion option has $nil value.

16. LOANS PAYABLE

	2020	2019	2018
	$	$	$
Balance, beginning of period	761,711	717,460	676,849
Acquisition of Kai Medical	1,276,449	-	-
Acquisition of Lawrence Park	27,172	-	-
Acquisition of 11000900 Canada Ltd.	18,115	-	-
CEBA loan	31,417	-	-
Accretion expense	1,345	-	-
Interest expense	60,397	44,251	40,611
Repayment	(44,379)	-	-
Balance, end of period	2,132,227	761,711	717,460
Less: Current portion of loans payable	992,070	-	-
Non-current portion of loans payable	1,140,157	761,711	717,460

Loans payable as at December 31, 2019 and December 31, 2018 consisted only of a loan with Bayview Equities Ltd. (the “Secured Party”) with a principal amount of $550,000. The balance as at December 31, 2019 and December 2018 reflects the principal plus accrued interest to date. The loan bears interest at 6% per annum and is due upon demand. The loan is secured by a grant to the Secured Party of a security interest in all the assets of EHC. On January 11, 2021, the Company repaid the principal and accrued interest of $258,293.

On October 5, 2020, through the acquisition of Kai Medical, the Company assumed three secured loans with a total fair value of $1,276,449. The details of these loans are outlined in note 6 of these consolidated financial statements. From the date of acquisition to December 31, 2020, the total accretion expense and interest expense applicable to the Kai loans payable were $13,284 and $1,345, respectively.

On December 31, 2020, through the acquisition of LP&A, the Company assumed two CEBA loans with a fair value of $27,172 (C$34,595) and $18,115 (C$23,064) and amounts due at maturity of C$60,000 and C$40,000, respectively. The loans are interest free until January 1, 2023, at which time interest accrues at a rate of 5% per annum, payable monthly on the last day of each month. The loans have a possibility of forgiveness of 33% of each loan if they are repaid on or before December 31, 2022. The loans were discounted using an annual rate of 3.21% and the fair value reflects an estimate that the amount will be repaid prior to December 31, 2022.

On May 27, 2020, the Company receive a Canada Emergency Business Account (“CEBA”) loan in the amount of $31,417 (C$40,000). The loan is interest free until January 1, 2023, at which time accrues interest at a rate of 5% per annum, payable monthly on the last day of each month. The loan has a possibility of forgiveness of 33% if it is repaid on or before December 31, 2022.

In the year ended December 31, 2020, the Company made scheduled payments on loans payable of $44,379.

17. CONVERTIBLE DEBENTURES

	2020	2019	2018
	$	$	$
Balance, beginning of period	427,320	274,466	1,835,225
Proceeds from Issuance of convertible debentures	-	753,491	442,437
Amount allocated to conversion option	-	(753,491)	(172,386)
Amount converted to units	(732,796)	-	(2,129,728)
Unrealized foreign exchange (gain) loss	(23,378)	5,564	-
Interest expense	16,008	45,112	57,397
Accretion expense	312,846	102,178	241,521
Balance, end of period	-	427,320	274,466

EMPOWER CLINICS INC.
NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS
December 31, 2020, 2019 and 2018
(in United States dollars, except where noted)

Conversion feature consists of the following:

	2020	2019	2018
	$	$	$
Balance, beginning of period	2,795	22,565	1,038,562
Amount allocated to conversion option	-	753,491	172,386
Amount converted to units	-	(189,735)	(298,247)
Gain on change in fair value of conversion feature	(2,795)	(583,526)	(890,136)
Balance, end of period	-	2,795	22,565

The fair value of the conversion feature at December 31, 2019 was determined using a Black-Scholes option pricing model with the following inputs:

Grant Date	Expected Life (years)	Unit Price	Expected Volatility	Expected dividend yield	Risk-Free Rate	Fair Value
December 31, 2019	0.25 -0.34	$0.03 (C$0.04)	100.0%	0%	1.71%	$2,795

As at December 31, 2020, all conversion features were exercised or expired and thus had a fair value of $nil.

On September 27, 2018, the Company raised $442,437 (C$575,060) through the issue of convertible debentures, expiring on September 27, 2019. The holder may at any time during the term of the convertible debenture convert all or part into units of the Company consisting of one common share and one share purchase warrant. Each warrant entitles the holder to acquire one common share at an exercise price equal to $0.14 (C$0.19). The fair value of the conversion feature at the grant date was estimated at $172,386 using the Black-Scholes option pricing model. A total of $57,791 (C$75,060) was converted to 422,678 units on December 14, 2018. The fair value assigned to the conversion feature was at $nil and the fair value assigned to the debt component was $18,990 on the conversion date.

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

During the year ended December 31, 2019, $326,210 (C$432,000) was converted into 3,991,524 units of the Company consisting of one common share and one share purchase warrant (Note 17(a)). The aggregate fair value assigned to the conversion feature was at $189,735 and the fair value assigned to the debt component was $nil on the respective conversion dates (note 20(b)).

On April 2, 2020, pursuant to the conversion of convertible debentures with a face value of $268,554 (C$367,500) and accrued interest of $16,113 (C$22,050), the Company issued 3,541,366 units. Each unit is comprised of one common share and one common share purchase warrant. Fair value allocated to share capital at the date of conversion was $251,871.

EMPOWER CLINICS INC.
NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS
December 31, 2020, 2019 and 2018
(in United States dollars, except where noted)

On April 8, 2020, pursuant to the conversion of convertible debentures with a face value of $147,691 (C$207,270) and accrued interest of $8,254 (C$11,584), the Company issued 1,989,588 units. Each unit is comprised of one common share and one common share purchase warrant. Fair value allocated to share capital at the date of conversion was $56,232.

On May 7, 2020, pursuant to the conversion of convertible debentures with a face value of $178,380 (C$250,000) and accrued interest of $20,600 (C$28,871), the Company issued 3,064,515 common shares and 3,064,515 common share purchase warrants. Fair value allocated to share capital at the date of conversion was $313,250.

18. LEASE LIABILITY

	Empower clinics	Sun Valley clinics	CBD extraction facility	Kai Medical	Lawrence Park & Atkinson	Total
	$	$	$	$	$	$
Balance, December 31, 2018	-	-	-	-	-	-
Adoption of IFRS 16	138,444	-	-	-	-	138,444
Additions	23,006	431,544	406,263	-	-	860,813
Interest expense	4,318	13,404	7,955	-	-	25,677
Payments	(64,681)	(112,798)	(26,233)	-	-	(203,712)
Termination of leases	(86,326)	-	-	-	-	(86,326)
Balance, December 31, 2019	14,761	332,150	387,985	-	-	734,896
Acquisition of Kai Medical	-	-	-	294,669	-	294,669
Acquisition of LP&A	-	-	-	-	45,595	45,595
Interest expense	568	15,669	11,103	3,969	-	31,309
Payments	(12,270)	(173,139)	(15,405)	(25,586)	-	(226,400)
Termination of leases	-	-	(383,683)	-	-	(383,683)
Balance, December 31, 2020	3,059	174,680	-	273,052	45,595	496,386
Less: current portion of lease liability	3,059	108,645	-	87,452	41,982	241,138
Lease liability	-	66,035	-	185,600	3,613	255,248

The Company defaulted on the right-of-use CBD extraction facility and as a result, derecognized the right of us asset associated with the CBD extraction facility (note 11). In connection with the previous, the Company extinguished the associated lease liability in the amount of $383,683.

On October 5, 2020, through the acquisition of Kai Medical, the Company assumed a leased premises and the associated lease liability with a fair value of $294,669. From the date of acquisition to December 31, 2020, the total interest expense and payments were $3,969 and $25,586, respectively.

During the year ended December 31, 2020, the Company recognized an expense of $46,885 (December 21, 2019 - $92,349) with respect to short-term and low value leases.

EMPOWER CLINICS INC.
NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS
December 31, 2020, 2019 and 2018
(in United States dollars, except where noted)

19. WARRANT LIABILITY

The warrants are classified as a financial instrument under the principles of IFRS 9, as the exercise price is in Canadian dollars while the functional currency of the Company is the US dollar. Accordingly, warrants are remeasured to fair value at each reporting date with the change in fair value charged to change in fair value of warrant liability in the consolidated statement of loss and comprehensive loss.

	Exercise Price	Warrants	Warrant Liability
	(C$)	#	$
As at December 31, 2017		-	-
Issued		14,894,898	1,704,597
Gain on change in fair value of warrant liability			(1,598,425)
As at December 31, 2018		14,894,898	106,172
Issued	$C0.18	34,615,104	2,084,768
Exercised	$C0.19	(422,678)	(18,847)
Expired	$C0.36	(2,830,035)	-
Gain on change in fair value of warrant liability			(2,065,781)
As at December 31, 2019		46,257,289	106,312
Issued	$C0.12	69,400,524	1,061,738
Exercised	$C0.13	(49,800,176)	(5,341,149)
Expired	$C0.39	(11,642,185)	-
Loss on change in fair value of warrant liability			11,886,796
As at December 31, 2020		54,215,452	7,713,697
Less: Current portion of warrant liability		-	1,416,113
Non-current portion of warrant liability		-	6,297,584

The following table summarizes the warrants outstanding and exercisable as at December 31, 2020:

Expiry date	Number of warrants	Weighted average exercise price ($C)	Weighted average remaining life (in years)
April 02, 2021	7,643,637	0.16	0.25
May 03, 2021	2,559,470	0.16	0.34
July 22, 2021	1,018,245	0.16	0.56
August 12, 2021	928,817	0.16	0.61
August 19, 2021	929,864	0.16	0.63
September 13, 2021	102,696	0.16	0.70
September 20, 2021	102,812	0.16	0.72
April 16, 2022	5,200,000	0.10	1.29
July 15, 2022	5,416,700	0.12	1.54
August 25, 2022	1,500,000	0.05	1.65
September 09, 2022	3,746,080	0.31	1.69
November 09, 2022	24,567,131	0.12	1.86
October 05, 2023	500,000	0.05	2.76
	54,215,452	0.14	1.39

On April 23, 2018, as part of the Transaction, the Company converted convertible debentures and issued 11,373,368 share purchase warrants (note 20(b)).

On April 23, 2018, as part of the Transaction, the Company converted $50,000 of notes payable into 268,817 units; each consists of one common share and one common share purchase warrant (note 17(a)).

On June 11, 2018, the Company issued 2,000,000 units; each consists of one common share and one common share purchase warrant (note 20(b)).

On October 23, 2018, the Company converted $122,030 of notes payable into 517,132 units; each consists of one common share and one common share purchase warrant (note 20(b)).

On October 23, 2018, the Company issued 312,903 units; each consists of one common share and one common share purchase warrant (note 20(b)).

EMPOWER CLINICS INC.
NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS
December 31, 2020, 2019 and 2018
(in United States dollars, except where noted)

On December 14, 2018, the Company issued 422,678 units; consisting of 422,678 common shares and 422,678 common share purchase warrants (note 20(b)).

On April 2, 2019, the Company issued 21,115,000 units; each consists of one common share and one common share purchase warrant (note 20(b)). The warrants expire April 2, 2021.

On May 3, 2019, the Company issued 5,762,500 units; each consists of one common share and one common share purchase warrant (note 20(b)). The warrants expire May 3, 2021.

On July 22, 2019, pursuant to the conversion of convertible debentures, the Company issued 1,018,245 units; consisting of 1,018,245 common shares and 1,018,245 common share purchase warrant (note 20(b)). The warrants expire July 22, 2021.

On August 12, 2019, pursuant to the conversion of convertible debentures, the Company issued 928,817 units; consisting of 928,817 common shares and 928,817 common share purchase warrant (note 20(b)). The warrants expire August 12, 2021.

On August 19, 2019, pursuant to the conversion of convertible debentures, the Company issued 949,864 units; consisting of 949,864 common shares and 949,864 common share purchase warrant (note 20(b)). The warrants expire August 19, 2021.

On August 26, 2019, pursuant to the conversion of convertible debentures, the Company issued 909,090 units; consisting of 909,090 common shares and 909,090 common share purchase warrant (note 20(b)). The warrants expire August 26, 2021.

On September 13, 2019, pursuant to the conversion of convertible debentures, the Company issued 102,696 units; consisting of 102,696 common shares and 102,696 common share purchase warrant (note 20(b)). The warrants expire September 13, 2021.

On September 30, 2019, pursuant to the conversion of convertible debentures, the Company issued 102,812 units; consisting of 102,812 common shares and 102,812 common share purchase warrant (note 20(b)). The warrants expire September 20, 2021.

On July 30, 2019, pursuant to a prior marketing services agreement entered into on September 10, 2017, the Company issued 3,746,080 common share purchase warrants. Each warrant entitles the holder to acquire one common share at a price of C$0.31 ($0.24) for a period of thirty-seven months following the date of issuance.

On April 2, 2020, pursuant to the conversion of convertible debentures with a face value of $268,554 (C$367,500) and accrued interest of $16,113 (C$22,050), the Company issued 3,541,366 units. Each unit is comprised of one common share and one common share purchase warrant (note 20(b)). Each warrant entitles the holder to acquire one common share at a price of $0.11 (C$0.16) for a period of two years following the closing date of the conversion.

On April 8, 2020, pursuant to the conversion of convertible debentures with a face value of $147,691 (C$207,270) and accrued interest of $8,254 (C$11,584), the Company issued 1,989,588 units. Each unit is comprised of one common share and one common share purchase warrant (note 20(b)). Each warrant entitles the holder to acquire one common share at a price of $0.11 ($C0.16) for a period of two years following the closing date of the conversion.

On April 16, 2020, pursuant to a private placement financing, the Company issued 16,325,000 units at a price of C$0.03 (C$0.04) per unit for gross proceeds of $462,399 (C$653,000).Each unit consists of one common share and one common share purchase warrant. Each warrant entitles the holder to acquire one common share at a price of $0.10 (C$0.07) per share for a period of two years following the closing date of the financing.

On May 7, 2020, pursuant to the conversion of convertible debentures with a face value of $178,380 (C$250,000) and accrued interest of $20,600 (C$28,871), the Company issued 3,064,515 common shares and 3,064,515 common share purchase warrants (note 20(b)). Each warrant entitles the holder to acquire one common share at a price of $0.09 (C$0.12) for a period of one year following the closing date of the conversion.

On July 16, 2020, pursuant to a private placement financing, the Company issued 14,417,334 units for $0.04 (C$0.05) per unit for gross proceeds of $532,279 (C$720,866). Each unit is comprised of one common share and one common share purchase warrant. Each warrant entitles the holder to acquire one common share at a price of $0.09 (C$0.12) per share for a period of 24 months following the closing date of the financing.

EMPOWER CLINICS INC.
NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS
December 31, 2020, 2019 and 2018
(in United States dollars, except where noted)

On October 5, 2020, the Company issued 500,000 warrants for $0.03 (C$0.05) pursuant to costs in connection with the acquisition of Kai Medical. Each warrant entitles the holder to acquire one common share at a price of $0.09 (C$0.12) per share for a period of 36 months following the closing date of the financing.

On November 9, 2020, pursuant to a private placement financing, the Company issued 24,567,131 units for $0.04 (C$0.05) per unit for gross proceeds of $944,257 (C$1,228,366). Each unit is comprised of one common share and one common share purchase warrant. Each warrant entitles the holder to acquire one common share at a price of $0.09 (C$0.12) per share for a period of 24 months following the closing date of the financing.

20. EQUITY

a)
Authorized share capital

Unlimited number of common shares without nominal or par value. At December 31, 2020, there were 283,811,903 issued and outstanding common shares (December 31, 2019 – 137,697,430). The Company does not currently pay dividends and entitlement will only arise upon declaration.

b)
Issued – common shares

During the year ended December 31, 2018, the Company completed the following transactions:

i.
On April 19, 2018, as part of the Transaction (note 4), the common shares of Adira were consolidated at a ratio of 20:1. In addition, the Company issued 2,544,075 common shares at a fair value of C$0.31 ($0.24) per share for purchase consideration of $614,415.

ii.
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

iii.
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

iv.
On April 23, 2018, pursuant to a shareholder rights offering financing, the Company issued 8,443,473 common shares at a price of $0.24 (C$0.31) per share for gross proceeds of $2,020,357 (C$2,617,477).

v.
On June 11, 2018, pursuant to a marketing services agreement, the Company issued 2,000,000 units at a fair value of $0.24 (C$0.31) per unit for total fair value consideration of $477,180 (C$620,000). Each unit consists of one common share and one common share purchase warrant. Each warrant entitles the holder to acquire one common share at a price of C$0.36 ($0.28) per share for a period of two years following the closing date of the financing. Consideration of $287,961 was recorded to warrant liability and the residual amount of $189,219 was recorded to issued capital. Subsequent to issuing the units, the Company cancelled the marketing services agreement due to non-performance of services by the marketing company. The units remained outstanding at December 31, 2018, subsequent to which the Company obtained from the holder the certificates of all 2,000,000 common shares and 2,000,000 common share purchase warrants. The Company cancelled these securities.

vi.
On June 11, 2018, pursuant to obligations under employment contract, the Company issued 2,000,000 common shares to the former CEO, for a fair value of $0.24 (C$0.31) per common share for total consideration paid to the former CEO of $477,180 (C$620,000).

vii.
On October 23, 2018, the Company converted notes payable with a face value $117,000 of the debt plus $7,389 of interest into 517,132 units (note 11(c)). Each unit is comprised of one common share and one common share purchase warrant. Each warrant entitles the holder to acquire one common share at a price of $0.28 (C$0.36) per share for a period of twelve months following the closing date of the conversion. Consideration of $52,433 was recorded to warrant liability and the residual amount of $137,901 was recorded to issued capital.

EMPOWER CLINICS INC.
NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS
December 31, 2020, 2019 and 2018
(in United States dollars, except where noted)

viii.
On October 23, 2018, pursuant to a private placement financing, the Company issued 312,903 units for $0.24 (C$0.31) per unit for gross proceeds of $71,938 (C$97,000). Each unit is comprised of one common share and one common share purchase warrant. Each warrant entitles the holder to acquire one common share at a price of $0.28 (C$0.36) per share for a period of twelve months following the closing date of the financing. Consideration of $12,310 was recorded to warrant liability and the residual amount of $71,938 was recorded to issued capital.

ix.
On October 23, 2018, the Company issued 423,076 common shares at a fair value of C$0.29 ($0.22) per common share for services received for total fair value consideration of $92,856 (C$120,000).

x.
On October 23, 2018, pursuant to restructuring, the Company issued 1,204,851 common shares for $0.18 (C$0.23) per common share.

xi.
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

During the year ended December 31, 2019, the Company completed the following transactions:

i.
On January 17, 2019, the Company cancelled 422,678 common shares, which had been issued for $0.14 (C$0.18) per common share and issued 417,000 common shares at a fair value of $0.14 (C$0.18) per common share.

ii.
On March 3, 2019, pursuant to the termination agreement with the former CEO, the Company cancelled 2,000,000 common shares. An additional 651,875 common shares were cancelled in error and reissued on March 11, 2020.

iii.
On March 8, 2019, pursuant to a service agreement, the Company issued 1,500,000 common shares at a fair value of $0.17 (C$0.23) per common share for total fair value consideration of $257,041 as settlement of accounts payable in the amount of $257,041 (C$347,500).

iv.
On March 22, 2019, pursuant to the exercise of 422,678 common share purchase warrants and late charges, the Company issued 431,075 common shares for $0.14 (C$0.19) per common share.

v.
On April 2, 2019, pursuant to a private placement financing, the Company issued 21,115,000 units for $0.07 (C$0.10) per unit for gross proceeds of $1,583,189 (C$2,115,000) comprised of cash of $1,396,105 (C$1,865,000) and the settlement of notes payable in the amount of $184,291 (C$250,000). Each unit is comprised of one common share and one common share purchase warrant. Each warrant entitles the holder to acquire one common share at a price of $0.12 (C$0.16) per share for a period of twelve months following the closing date of the financing. Share issue costs included cash payments of $63,324 (C$84,499) and the issuance of 363,900 share purchase warrants valued at $26,229 using the Black-Scholes option pricing model with the following assumptions: a one year expected average life, share price of $0.13 (C$0.175); 100% volatility; risk-free interest rate of 1.57%; and an expected dividend yield of 0%. Consideration of $1,951,030 was recorded to warrant liability and the residual amount of $63,127 was recorded to issued capital.

vi.
On April 30, 2019, pursuant to the acquisition of Sun Valley, the Company issued 22,409,425 common shares at a fair value of $0.136 (C$0.18) per common share. Of the common shares issued 14,705,882 were Escrow Shares of which 2,450,978 were released during the year ended December 31 2019. As at December 31, 2020, there were 7,352,943 Escrow shares remaining.

vii.
On May 3, 2019, pursuant to a private placement financing, the Company issued 5,762,500 units for $0.07 (C$0.10) per unit for gross proceeds of $429,109 (C$576,250).Each unit is comprised of one common share and one common share purchase warrant. Each warrant entitles the holder to acquire one common share at a price of $0.12 (C$0.16) per share for a period of twelve months following the closing date of the financing (note 16). Share issue costs included cash payments of $24,928 (C$33,428) and the issuance of 217,950 share purchase warrants valued at $18,870 using the Black-Scholes option pricing model with the following assumptions: a one year expected average life, share price of $0.15 (C$0.20); 100% volatility; risk-free interest rate of 1.67%; and an expected dividend yield of 0%.

EMPOWER CLINICS INC.
NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS
December 31, 2020, 2019 and 2018
(in United States dollars, except where noted)

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

x.
On June 17, 2019, pursuant to obligations under an employment contract, the Company issued 7,000,000 common shares to the CEO, for a fair value of $0.10 (C$0.14) per common share for total consideration paid to the CEO of $730,982 (C$980,000). Of the 7,000,000 common shares, 2,000,000 common shares vested immediately, and the remaining 5,000,000 common shares are held in escrow and vest quarterly with 416,666 common shares vesting each quarter commencing on September 17, 2019. The common shares are subject to a four-month holding period from the date of vesting. As at December 31, 2020, of the 5,000,000 shares initially held in escrow, a total of 2,499,996 common shares had vested (December 31, 2019 – 833,332). In connection with the vesting of these shares, the Company recorded $174,463 in professional fees for the year ended December 31, 2020 (December 31, 2019 - $86,594).

xi.
On June 17, 2019, pursuant to obligations under a consulting agreement, the Company issued 400,000 common shares to the CIO, for a fair value of $0.10 (C$0.14) per common share for total consideration paid to the CIO of $41,770 (C$56,000). The 400,000 common shares are held in escrow and vest quarterly with 44,400 common shares vesting each quarter commencing September 17, 2019. As at December 31, 2020, of the 400,000 shares initially held in escrow, a total of 266,640 common shares had vested (December 31, 2019 – 88,880). In connection with the vesting of these shares, the Company recorded $18,562 in professional fees for the year ended December 31, 2020 (December 31, 2019 – $9,281)

xii.
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

EMPOWER CLINICS INC.
NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS
December 31, 2020, 2019 and 2018
(in United States dollars, except where noted)

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

During the year ended December 31, 2020, the Company completed the following transactions:

Shares issued to former CEO

i.
On March 11, 2020, pursuant to the incorrect cancellation of common shares of the former CEO, the Company issued 651,875 common shares.

Shares issued on private placement

ii.
On April 16, 2020, pursuant to a private placement financing, the Company issued 16,325,000 units for $0.03 (C$0.04) per unit for gross proceeds of $462,400 (C$653,000) comprised of cash of $219,300 (C$313,000) and the settlement of accounts payable in the amount of $243,100 (C$340,000). Each unit is comprised of one common share and one common share purchase warrant. Each warrant entitles the holder to acquire one common share at a price of $0.07 (C$0.10) per share for a period of twenty-four months following the closing date of the financing (note 13). Share issue costs included cash payments of $1,714 (C$2,400) ($1,026 of which was allocated to the warrant liability and recorded in the P&L) and the issuance of 60,000 share purchase warrants valued at $1,017 using the Black-Scholes option pricing model with the following assumptions: a two year expected average life, share price of $0.04 (C$0.05); 100% volatility; risk-free interest rate of 0.34%; and an expected dividend yield of 0%. Consideration of $276,809 was recorded to warrant liability and the residual amount of $185,590 was recorded to issued capital.

iii.
On July 15, 2020, pursuant to a private placement financing, the Company issued 14,417,334 units for $0.04 (C$0.05) per unit for gross proceeds of $532,280 (C$720,867) comprised of cash of $335,352 (C$454,167) and the settlement of accounts payable in the amount of $196,928 (C$266,700). Each unit is comprised of one common share and one common share purchase warrant. Each warrant entitles the holder to acquire one common share at a price of $0.09 (C$0.12) per share for a period of twenty-four months following the closing date of the financing (note 13). Share issue costs included cash payments of $3,553 (C$4,800) ($1,518 of which was allocated to the warrant liability and recorded in the P&L) and the issuance of 96,000 share purchase warrants valued at $1,509 using the Black-Scholes option pricing model with the following assumptions: a two year expected average life, share price of $0.04 (C$0.06); 100% volatility; risk-free interest rate of 0.24%; and an expected dividend yield of 0%. Consideration of $227,402 was recorded to warrant liability and the residual amount of $304,878 was recorded to issued capital.

EMPOWER CLINICS INC.
NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS
December 31, 2020, 2019 and 2018
(in United States dollars, except where noted)

iv.
On October 27, 2020, pursuant to a private placement financing, the Company issued 1,500,000 units for $0.04 (C$0.05) per unit for gross proceeds of $56,974 (C$75,000). Each unit consists of one common share and one common share purchase warrant. Each warrant entitles the holder to acquire one common share at a price of $0.09 (C$0.12) per share for a period of twenty-four months. Of gross proceeds, $32,956 was allocated to share capital and $24,698 was allocated to warrant liability.

v.
On November 9, 2020, pursuant to a private placement financing, the Company issued 23,067,131 units for $0.04 (C$0.05) per unit for gross proceeds of $889,250 (C$1,153,357). Each unit consists of one common share and one common share purchase warrant. Each warrant entitles the holder to acquire one common share at a price of $0.09 (C$0.12) per share for a period of twenty-four months ($42,403 of share issuance costs which was allocated to the warrant liability and recorded in the P&L). Of gross proceeds, $506,801 was allocated to share capital and $382,449 was allocated to warrant liability.

Shares issued on debt settlement

vi.
On January 23, 2020, the Company issued 4,800,000 common shares for $0.03 (C$0.045) per common share for total fair value consideration of $164,346 (C$216,000) as settlement of accounts payable in the amount of $182,607 (C$240,000) resulting in a gain on debt settlement of $18,261.

vii.
On May 7, 2020, the Company issued 347,142 common shares for $0.06 (C$0.08) per common share for total fair value consideration of $19,812 (C$27,767) as settlement of accounts payable in the amount of $23,189 (C$32,500) resulting in a gain on debt settlement of $4,538.

viii.
On May 20, 2020, the Company issued 694,444 common shares for $0.05 (C$0.07) per common share for total fair value consideration of $34,992 (C$48,611) as settlement of accounts payable in the amount of $17,996 (C$25,000) resulting in a gain on debt settlement of $500.

Vesting of escrow shares

ix.
For the year ended December 31, 2020, the Company recognized $193,025 in connection with the vesting of escrow shares as discussed in note 20(b).

Shares issued for services

x.
On February 11, 2020, the Company issued 4,000,000 common shares for $0.03 (C$0.035) per common share for total fair value consideration of $190,110 (C$252,276) for marketing services.

xi.
On September 22, 2020, the Company issued 2,500,000 common shares for $0.03 (C$0.04) per common share for total fair value consideration of $135,529 (C$191,015) for marketing services.

xii.
On September 23, 2020, the Company issued 3,000,000 common shares for $0.03 (C$0.04) per common share for total fair value consideration of $161,715 (C$214,237) as settlement of accounts payable in the amount of $184,173 (C$244,103) resulting in a gain on debt settlement of $22,458.

Shares issued on conversion of debentures

xiii.
On April 2, 2020, pursuant to the conversion of convertible debentures with a face value of $268,554 (C$367,500) and accrued interest of $16,113 (C$22,050), the Company issued 3,541,366 common shares and 3,541,366 common share purchase warrants. Each warrant entitles the holder to acquire one common share at a price of $0.07 (C$0.10) for a period of two years following the closing date of the conversion. At the date of the conversion, the conversion feature was valued at $nil and the debt was valued at $276,478. Consideration of $24,607 was recorded to warrant liability and the residual amount of $251,871 was recorded to issued capital.

xiv.
On April 8, 2020, pursuant to the conversion of convertible debentures with a face value of $147,691 (C$207,270) and accrued interest of $8,254 (C$11,584), the Company issued 1,989,588 common shares and 1,989,588 common share purchase warrants. Each warrant entitles the holder to acquire one common share at a price of $0.07 (C$0.10) for a period of two years following the closing date of the conversion. At the date of the conversion, the conversion feature was valued at $nil and the debt was valued at $78,213. Consideration of $21,981 was recorded to warrant liability and the residual amount of $56,232 was recorded to issued capital.

EMPOWER CLINICS INC.
NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS
December 31, 2020, 2019 and 2018
(in United States dollars, except where noted)

xv.
On May 7, 2020, pursuant to the conversion of convertible debentures with a face value of $356,720 (C$500,000) and accrued interest of $42,180 (C$56,376), the Company issued 6,129,030 common shares and 6,129,030 common share purchase warrants. Each warrant entitles the holder to acquire one common share at a price of $0.09 (C$0.12) for a period of one year following the closing date of the conversion. At the date of the conversion, the conversion feature was valued at $nil and the debt was valued at $417,815. Consideration of $104,565 was recorded to warrant liability and the residual amount of $313,250 was recorded to issued capital.

Obligation to issue shares

xvi.
On May 20, 2020, pursuant to the issuance of a promissory note payable in the amount of $188,765 (C$250,000), the Company settled its obligation to issues 150,000 common shares.

Exercise of options

xvii.
On November 3, 2020, the CEO of the Company exercised 7,000,000 stock options with an exercise price of $0.11 (C$0.14) resulting in the issuance of 7,000,000 common shares. The proceeds of $745,531 (C$980,000) for the options was not received by December 31, 2020 and the Company recorded a share subscriptions receivable against the freely trading common shares.

xviii.
On December 8, 2020, 300,000 options with an exercise price of $0.04 (C$0.05) were exercised for proceeds of $11,718 (C$15,000) resulting in the issuance of 300,000 common shares. Upon exercise, $4,047 was transferred from contributed surplus to equity.

xix.
On December 14, 2020, 83,333 options with an exercise price of $0.08 (C$0.10) were exercised for proceeds of $6,527 (C$8,333) resulting in the issuance of 83,333 common shares. Upon exercise, $137 was transferred from contributed surplus to equity.

xx.
On December 21, 2020, 200,000 options with an exercise price of $0.20 (C$0.26) were exercised for proceeds of $40,416 (C$52,000) resulting in the issuance of 200,000 common shares. Upon exercise, $32,125 was transferred from contributed surplus to equity.

Exercise of warrants

During the year ended December 31, 2020, the Company issued common shares as a result of warrant exercises as follows:

Issue date	Number of warrants exercise and shares issued	Weighted average exercise price ($C)	Weighted average exercise price	Cash received	Warrant liability transferred to share capital	Share capital
December 8, 2020	1,000,000	0.12	0.0937	93,691	121,464	215,156
December 8, 2020	909,090	0.16	0.1249	113,565	97,647	211,212
December 9, 2020	9,125,000	0.10	0.0781	712,724	958,652	1,671,375
December 9, 2020	7,364,515	0.12	0.0937	690,262	675,387	1,365,648
December 9, 2020	5,512,264	0.16	0.1250	688,872	308,191	997,063
December 10, 2020	2,000,000	0.10	0.0785	157,060	267,897	424,957
December 10, 2020	4,736,634	0.12	0.0942	446,361	607,619	1,053,980
December 10, 2020	5,828,618	0.16	0.1256	732,353	484,975	1,217,328
December 10, 2020	431,075	0.19	0.1492	64,319	20,324	84,643
December 14, 2020	2,064,515	0.12	0.0941	194,201	407,762	601,963
December 14, 2020	2,192,728	0.16	0.1254	275,015	367,169	642,184
December 15, 2020	5,300,000	0.16	0.1258	666,562	672,239	1,338,801
December 17, 2020	2,063,637	0.16	0.1258	259,618	194,262	453,880
December 22, 2020	1,700,000	0.16	0.1240	210,722	187,746	398,468
December 28, 2020	61,950	0.16	0.1249	7,740	5,364	13,104
Total	50,290,026	0.13	0.1056	5,313,064	5,376,697	10,689,762

EMPOWER CLINICS INC.
NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS
December 31, 2020, 2019 and 2018
(in United States dollars, except where noted)

Acquisition of Lawrence Park & Atkinson

On December 31, 2020, as part of the consideration in the acquisition of Lawrence Park & Atkinson (note 7), the Company issued 5,128,204 common shares with a fair value of $1,147,925.

c)
Share options

The Company has an incentive share option plan (“the plan”) in place under which it is authorized to grant share options to executive officers, directors, employees and consultants. The plan allows the Company to grant share options up to a maximum of 10.0% of the number of issued shares of the Company.

Share option transactions and the number of share options outstanding during the years ended December 31, 2020 and 2019, are summarized as follows:

	Number of share options	Weighted average exercise price ($C)
Outstanding, December 31, 2017	3,300,000	0.10
Granted	4,300,000	0.37
Outstanding, December 31, 2018	7,600,000	0.25
Cancelled	(4,850,000)	0.27
Granted	7,700,000	0.14
Outstanding, December 31, 2019	10,450,000	0.16
Granted	6,967,761	0.07
Exercised	(7,583,333)	0.14
Outstanding, December 31, 2020	9,834,428	0.08
Exercisable, December 31, 2020	9,084,428	0.08

Share options outstanding and exercisable at December 31, 2020, are as follows:

Exercise price (C$)	Weighted average exercise price (C$)	Weighted average life of options (years)	Number of options outstanding	Number of options exercisable
0.10	0.10	2.68	2,316,667	2,316,667
0.02	0.02	2.40	900,000	900,000
0.26	0.26	2.80	250,000	250,000
0.14	0.14	1.46	700,000	700,000
0.05	0.05	2.49	2,749,666	2,374,666
0.08	0.08	0.79	1,500,000	1,500,000
0.06	0.06	4.54	1,150,000	775,000
0.21	0.21	4.98	18,095	18,095
0.12	0.12	0.23	250,000	250,000
Total			9,834,428	9,084,428

The fair value of share options recognized as an expense during the year ended December 31, 2020, was $323,799 (year ended December 31, 2019 - $608,944, year ended December 31, 2018 - $892,417). The following are the assumptions used for the Black Scholes option pricing model valuation of share options granted during the years ended December 31, 2020, 2019 and 2018:

		Years ended December 31,
	2020	2019	2018
Risk-free interest rate	0.20%-1.57%	1.34%	2.19%-2.37%
Expected life	1 - 5 years	3 - 5 years	5 years
Expected volatility	100%	100.0%	100.0%
Forfeiture rate	0.0%	0.0%	0.0%
Dividend rate	0.0%	0.0%	0.0%

The risk-free rate of periods within the expected life of the share options is based on the Canadian government bond rate. The annualized volatility and forfeiture rate assumptions are based on historical results.

EMPOWER CLINICS INC.
NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS
December 31, 2020, 2019 and 2018
(in United States dollars, except where noted)

d)
Agent share purchase warrants

Agent share purchase warrant transactions and the number of agent share purchase warrants outstanding and exercisable during the years ended December 31, 2020, 2019, and 2018 are summarized as follows:

	Number of agent share purchase warrants	Weighted average exercise price ($C)
Outstanding, December 31, 2017	-	-
Granted	627,378	0.31
Outstanding, December 31, 2018	627,378	0.31
Granted	877,440	0.16
Outstanding, December 31, 2019	1,504,818	0.24
Granted	1,916,000	0.12
Exercised	(489,850)	0.16
Expired	(627,068)	0.31
Outstanding, December 31, 2020	2,303,900	0.13

The following table summarizes the agent share purchase warrants outstanding and exercisable as at December 31, 2020:
Expiry date	Number of warrants	Weighted average exercise price ($C)	Weighted average remaining life (in years)
April 2, 2021	363,900	0.16	0.25
May 3, 2021	60,000	0.16	0.34
April 16, 2022	60,000	0.10	1.29
July 15, 2022	60,000	0.12	1.54
November 9, 2022	1,760,000	0.12	1.86
	2,303,900	0.13	1.54

The fair value of agent share purchase warrants recognized in warrant reserve during the year ended December 31, 2020, was $49,782 (year ended December 31, 2019 - $66,405 and 2018 - $80,280). The following are the assumptions used for the Black Scholes option pricing model valuation of share options granted during the years ended December 31, 2020, 2019, and 2018:

		Years ended December 31,
	2020	2019	2018
Risk-free interest rate	0.24% - 0.34%	1.56 – 1.67%	1.87%
Expected life	2 years	2 years	2 years
Expected volatility	100%	100.0%	100.0%
Forfeiture rate	0.0%	0.0%	0.0%
Dividend rate	0.0%	0.0%	0.0%

21. OPERATING EXPENSES

	2020	2019	2018
	$	$	$
Salaries and benefits	1,763,761	1,985,735	1,786,804
Rent	46,885	84,924	272,768
Advertising and promotion	1,031,297	313,870	306,799
Telephone and internet	165,107	106,841	97,028
Penalties	471,000	165,000	-
Other	469,358	277,249	54,282
	3,947,408	2,933,619	2,517,681

EMPOWER CLINICS INC.
NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS
December 31, 2020, 2019 and 2018
(in United States dollars, except where noted)

22. RESTRUCTURING EXPENSE

Subsequent to the Transaction, the Company initiated an organization-wide refocusing and restructuring. Accordingly, the Company incurred $88,808 during the year ended December 31, 2019 (2018 - $110,424) in net charges related to reorganization and restructuring headcount which resulted in multiple one-time severance payments.

23. INCOME TAXES

a)
Rate reconciliation

Income tax expense differs from the amount that would result by applying the combined Canadian federal and provincial income tax rates to earnings before income taxes. The reconciliation of the combined Canadian federal and provincial statutory income tax rate of 27% (2019 - 27%, 2018 – 27%) to the effective tax rate is as follows:

	Years ended December 31,
	2020	2019	2018
	$	$	$
Loss before taxes	(17,066,311)	(4,301,663)	(3,789,918)
Combined Canadian federal and provincial income tax rates	27%	27%	27%
Expected income tax recovery	(4,607,900)	(1,161,450)	(1,023,280)
Items that cause an increase (decrease):
Effect of different tax rates in foreign jurisdiction	24,800	82,490	35,690
Non-deductible expenses less other permanent differences	217,225	(367,360)	294,780
Loss on change in fair value of warrant liability	3,209,435	-	-
Tax rate changes	(74,050)	8,700	152,650
Share issuance costs and other	(1,910)	(36,010)	1,690
Change in tax benefits not recognized	1,232,400	1,473,630	538,470
Income tax recovery	-	-	-

b)
Unrecognized deferred tax assets and liabilities

Deferred taxes are provided as a result of temporary differences that arise due to the differences between the income tax values and the carrying amount of assets and liabilities. Deferred tax assets have not been recognized in respect of the following deductible temporary differences:

	As at December 31,
	2020	2019
	$	$
Deferred tax assets:
Non-capital losses	19,890,140	11,870,240
Property and equipment	(1,007,630)	31,080
Intangible assets	674,140	485,390
Right-of-use assets net of lease liability	13,530	25,060
Accrued fees and compensation	-	264,360
Share issue costs	308,660	340,880
Capital losses carried forward	5,420	5,420
Unrealized foreign exchange loss	1,880	1,880
Goodwill	2,216,710	2,266,520
Deferred tax assets, net	22,102,850	15,290,830

c)
Expiration of income tax loss carry forwards

As at December 31, 2020, the Company has $11,742,879 of Canadian non-capital income tax losses (unrecognized) which will expire over 2036 through 2040, and $8,147,261 of United States net operating losses (unrecognized) of which $2,688,420 will expire over 2036 through 2038, and $5,458,841 which are indefinite.

EMPOWER CLINICS INC.
NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS
December 31, 2020, 2019 and 2018
(in United States dollars, except where noted)

24. SUPPLEMENTAL DISCLOSURE WITH RESPECT TO CASH FLOWS

Significant non-cash transactions were as follows:

		Years ended December 31,
	Note	2020	2019	2018
		$	$	$
Shares issued for acquisition of Sun Valley	5,20(b)	-	3,047,682	-
Stock options granted for acquisition of Kai Medical	6	10,025	-	-
Warrants issued for acquisition of Kai Medical	6	10,025	-	-
Cash payable for the acquisition of LP&A	7	58,907	-	-
Stock options granted for acquisition of LP&A	7	344,110	-	-
Shares issued for acquisition of LP&A	7, 20(b)	1,147,925	-	-
Share-based payments		323,799	608,944	892,417
Shares issues for compensation	20(b),26	-	304,721	-
Shares returned to treasury (1)	20(b),26	-	(477,180)	-
Shares returned to treasury (2)	20(b)	-	(477,180)	-
Shares issued on debt settlement	20(b)	219,150	184,291	-
Shares issued as settlement of convertible debenture	17,20(b)	621,353	189,735	-
Shares issued as settlement of accounts payable	20(b)	-	483,098	-
Warrants issued to agents	20(d)	49,782	66,405	-
Shares issued for services(3)	20(b)	547,641	122,932	-
Shares issued to agents	20(b)	-	20,255	-
Vesting of escrow shares(4)	17	193,025	-	-
Conversion of convertible debt to share purchase warrants	14,16	-	-	1,292,265
Shares issued to marketing services company	20(b)	-	-	477,180
Shares issued to former CEO	20(b),26	-	-	477,180
Conversion of notes payable into units	11	-	-	114,567
		3,525,742	4,073,703	3,253,609

(1)
Pursuant to the termination agreement with the former CEO, the Company cancelled 2,651,875 common shares of which 651,875 were incorrectly cancelled and reissued on March 11, 2020.
(2)
The common shares were reacquired and cancelled as the Company cancelled the marketing services agreement, pursuant to which the common shares and warrants were originally issued, due to non-performance of services by the marketing company.
(3)
The fair value of shares issued for services of $547,641 is contained within advertising and promotion expense (note 21).
(4)
The fair value of shares issued for vesting of escrow shares of $193,025 is contained within legal and professional fees.

Income tax payments for the year ended December 31, 2020 were $nil (2019 - $nil, 2018 - $nil). As at December 31, 2020, the Company has accrued $350,000 in late tax filing penalties related to income taxes in the United States.

25. FINANCIAL INSTRUMENTS AND RISK MANAGEMENT

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

The carrying values of cash, accounts receivable, prepaid expenses, inventory, and accounts payable and accrued liabilities approximate their carrying values due to their short-term nature.

EMPOWER CLINICS INC.
NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS
December 31, 2020, 2019 and 2018
(in United States dollars, except where noted)

The Company has no assets or liabilities that would be categorized as Level 2 in the fair value hierarchy.

As at December 31, 2020 and 2019, there were no financial assets or liabilities measured and recognized in the consolidated statements of financial position at fair value that would be categorized as Level 3 in the fair value hierarchy above with the exception of the conversion feature liability and warrant liability, which are both Level 3 fair value measurements.

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

i. Credit risk

Counterparty credit risk is the risk that the financial benefits of contracts with a specific counterparty will be lost if a counterparty defaults on its obligations under the contract. This includes amounts owed to the Company by these counterparties, less any amounts owed to the counterparty by the Company where a legal right of offset exists and also includes the fair values of contracts with individual counterparties which are recorded in the consolidated financial statements.

The Company’s credit risk is predominantly related to cash balances held in financial institutions and amounts receivable from credit card processors. The maximum exposure to credit risk is equal to the carrying value of such financial assets. At December 31, 2020, the Company expects to recover the full amount of such assets.

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

The table below summarizes the net monetary assets and liabilities held in foreign currencies:

	December 31, 2020	December 31, 2019
	$	$
Canadian dollar net monetary liabilities	2,434,448	2,434,448

The effect on net loss and comprehensive loss for the year ended December 31, 2020, of a 10.0% change in the foreign currencies against the US dollar on the above-mentioned net monetary liabilities of the Company is estimated to be an increase/decrease in foreign exchange gain or loss of $534,108 (2019 - $316,186) assuming that all other variables remained constant.

EMPOWER CLINICS INC.
NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS
December 31, 2020, 2019 and 2018
(in United States dollars, except where noted)

iii.Liquidity risk

Liquidity risk is the risk that the Company will encounter difficulty in meeting obligations associated with its financial liabilities that are settled by delivering cash or another financial asset. The Company has a planning and budgeting process in place to help determine the funds required to support the Company’s normal operating requirements and its expansion plans.

In the normal course of business, the Company enters into contracts and performs business activities that give rise to commitments for future minimum payments. The Company has no concentrations of liquidity risk. A summary of future operating commitments is presented in note 28.

As at December 31, 2020, the Company had a cash balance of $4,889,824 and current liabilities of $7,000,937 (December 31, 2019 - $179,153 and $4,449,224 respectively).

vi. Interest rate risk

Interest rate risk is the risk that future cash flows will fluctuate as a result of changes in market interest rates. The Company’s notes payable, secured loan payable, convertible notes payable and convertible debentures carry fixed interest rates and as such, the Company is not exposed to interest rate risk.

26. RELATED PARTY TRANSACTIONS

The Company’s related parties include subsidiaries, associates, joint ventures, affiliated entities and key management personnel and any transactions with such parties for goods and/or services that are made on regular commercial terms. During the years ended December 31, 2020 and 2019, the Company did not enter into any transactions with related parties outside of compensation to key management personnel as disclosed below.

Key management are those personnel having the authority and responsibility for planning, directing, and controlling the Company. Salaries and benefits, bonuses, and termination benefits are included in operating expenses and share-based payments are recorded as share-based payment expense or share capital.

Key management compensation for the years ended December 31, 2020, 2019 and 2018 includes:

	2020	2019	2018
	$	$	$
Salaries and benefits	341,601	734,655	1,063,748
Share-based payments	12,159	556,040	892,417
Directors fees	7,500	11,250	-
	361,260	1,301,945	1,956,165

Included in salaries and benefits for the year ended December 31, 2020 is $nil (year ended December 31, 2019 - $304,721) related to common shares awarded to the CEO.

Included in salaries and benefits for the year ended December 31, 2018, is $477,180 related to 2,000,000 shares awarded to the former CEO.

As at December 31, 2020, $nil (December 31, 2019 - $28,827) is due to the CEO for advances made on behalf of the Company and $157,055 (December 31, 2019 - 133,444) is due to the CEO for salaries and benefits. The amounts are unsecured and due on demand.

As at December 31, 2020, $53,914 (December 31, 2019 - $140,000) is due to the Senior Vice Present Development and Director and his spouse for consideration related to the Sun Valley acquisition.

As at December 31, 2020, share subscriptions receivable consists of $745,531 (C$980,000) due from the CEO for the exercise of 7,000,000 options at an exercise price of $0.11 (C$0.14). Share subscriptions receivable reduces shareholders’ equity. The share subscriptions receivable has no specified interest or terms of repayment.

EMPOWER CLINICS INC.
NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS
December 31, 2020, 2019 and 2018
(in United States dollars, except where noted)

27. MANAGEMENT OF CAPITAL

The Company’s objectives of capital management are intended to safeguard the Company’s normal operating requirements on an ongoing basis. At December 31, 2020, the capital of the Company consists of consolidated deficit, notes payable, convertible notes payable, and loans payable, net of cash.

	As at December 31,
	2020	2019
	$	$
Deficit	(5,490,401)	(3,514,913)
Notes payable	708,361	969,891
Convertible debentures payable	-	427,320
Convertible notes payable	200,530	192,717
Current portion of loans payable	992,070	761,711
Loans payable	1,140,157	-
	(2,449,283)	(1,163,274)
Less: Cash	(4,889,824)	(179,153)
	(7,339,107)	(1,342,427)

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

At December 31, 2020 and 2019, the Company was not subject to any externally imposed capital requirements.

EMPOWER CLINICS INC.
NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS
December 31, 2020, 2019 and 2018
(in United States dollars, except where noted)

28. COMMITMENTS AND CONTINGENCIES
Commitments

A summary of undiscounted liabilities and future operating commitments at December 31, 2020, are as follows:

	Total	Within 1 year	2 - 5 years	Greater than 5 years
	$	$	$	$
Maturity analysis of financial liabilities
Accounts payables and accrued liabilities	3,442,725	3,442,725	-	-
Loans payable	2,132,227	992,070	143,624	996,533
Notes payable	708,361	708,361	-	-
Convertible notes payable	200,530	200,530	-	-
Lease payments	496,386	241,138	255,248	-
Total financial liabilities	6,980,229	5,584,824	398,872	996,533

Contingencies

Various tax and legal matters are outstanding from time to time. In the event that management’s estimate of the future resolution of these matters changes, the Company will recognize the effects of these changes in the consolidated financial statements in the period such changes occur.

29. EVENTS AFTER THE REPORTING PERIOD

On January 11, 2021, the Company repaid principal of $550,000 and accrued interest of $258,293 to the Secured Party.

On January 11, 2021, the Company repaid accrued interest of $22,944 related to the $188,765 (C$250,000) promissory note that was due April 1, 2020. The principal balance had been repaid on December 11, 2020. As at December 31, 2020, the Company has no continued obligation with respect to the promissory note.

On January 11, 2021, the Company repaid a note payable with a balance of principal and accrued interest of $521,951 as at December 31, 2020.

On February 26, 2021, the Company issued 1,207,206 common shares pursuant to an online marketing agreement.

On March 8, 2021, the Company issued 1,760,000 common shares and 1,760,000 warrants pursuant to the exercise of 1,760,000 agent share purchase warrants for gross proceeds of $88,000.

On June 17, 2020, the Company issued 13,204 common shares pursuant to a professional services agreement.

The Company issued 43,145,547 common shares pursuant to the exercise of 43,145,547 warrants for gross proceeds of $5,517,102.

The Company issued 3,464,666 common shares pursuant to the exercise of 3,464,666 shares options for gross proceeds of $259,233.

During the period from December 31, 2020 to the date of these financial statements, 63,900 warrants expired.

During the period from December 31, 2020 to the date of these financial statements, 2,061,364 stock options were granted and 1,936,667 stock options expired.

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

Date: July 21, 2021