Form 20-F/A
period 2020-12-31
Empower Clinics Inc.
filed 2022-07-19
CIK 1109504

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

Indicate by checkmark whether the Registrant has filed all documents and reports required to be filed by Sections 12, 13 or 15(d) of the Securities Exchange Act of 1934 subsequent to the distribution of securities under a plan confirmed by a court. YES ☐     NO ☐

EXPLANATORY NOTE

This Amendment No. 1 to the Annual Report on Form 20-F for the year ended December 31, 2020 of Empower Clinics Inc. (the “Company”), originally filed with the Securities and Exchange Commission on July 23, 2021 (the “Original 20-F”), is being filed to include an executed audit report as well as to make the following changes:

1) Item 3 - Key Information

A.	Selected Financial Data

-	The header has been changed from “U.S. dollars in thousands, except share and per share data” to “U.S. dollars, except share data”
-	“Impairment of intangible assets” of $340,575 (2019 - $93,757) was included in “Other (gains) expenses” and is now presented on its own line within “Expenses”.
-	“Impairment of goodwill” of $117,218 (2019 - $2,377,397) was included in “Other (gains) expenses” and is now presented on its own line within “Expenses”.
-

As a result of the aforementioned changes, “Loss from operations” has been changed from $4,031,634 (2019 - $3,680,060) to $4,489,427 (2019 - $6,151,214) and “Other (gains) expenses” has been changed from $13,034,677 (2019 - $621,603) to $12,576,884 (2019 - $1,849,551).

2) Item 6 - Directors, Senior Management and Employees

B.	Compensation

-

The Summary Compensation Table was modified to reflect the accurate amounts of Options-Based Awards and Total Compensation to Andrejs Bunkse. His Option-Based Awards amount was corrected from $11,353 to $12,159, and Total Compensation was corrected from $7,500 to $19,659.

3) Item 16C - Principal Accountant Fees and Services

-	The amounts billed to us by our principal independent auditors, MNP LLP, for the fiscal years ended December 31, 2020 and 2019 were corrected as follows:
o	Audit Fees for the year ended December 31, 2019 was corrected from $90,900 to $135,000
o	Audit Related Fees for the year ended December 31, 2020 was corrected from $113,500 to $nil
o	Audit Related Fees for the year ended December 31, 2019 was corrected from $57,770 to $nil
o	Total fees for the year ended December 31, 2020 was corrected from $418,500 to $305,000
o	Total fees for the year ended December 31, 2019 was corrected from $148,670 to $135,000

4) Item 15 - Controls and Procedures

-

Material weaknesses were modified to include an additional weakness for “Lack of controls to ensure that required review and sign off was obtained prior to filing public documents, including this 20-F”

-

A response for the identified material weaknesses was added as follows: “In response to the identified material weaknesses, the Company, with oversight from its audit committee, is reviewing processes and implementing improved monitoring practices and further controls with respect to the financial close and reporting process. We have designed, and in future periods will implement, additional procedures in our financial reporting process, focusing specifically on our securities filing process. We believe the foregoing actions will remediate the material weakness.”

Except as described above, this Amendment No. 1 does not, and does not purport to, amend, modify, update or restate any information set forth in the Original 20-F, and the Company has not updated disclosures included therein to reflect any events that occurred subsequent to the time of filing of the Original 20-F.

2

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

U.S. dollars, except share

	Year Ended December 31,
	2020	2019
	$	$
Balance Sheet Data
Cash and cash equivalents	4,889,824	179,153
Total Assets	9,230,219	1,555,719
Total Liabilities	14,720,620	5,070,632
Total Shareholders’ Deficit	(5,490,401)	(3,514,913)

Operating Data
Revenues	3,209,196	2,031,581

Expenses
Direct clinics expenses	1,193,560	826,276
Operating expenses	3,947,408	2,933,619
Legal and professional fees	1,394,571	1,015,743
Depreciation and amortization expense	381,492	327,059
Impairment of intangible assets	340,575	93,757
Impairment of goodwill	117,218	2,377,397
Share-based payments	323,799	608,944

Loss from operations	(4,489,427)	(6,151,214)

Other (gains) expenses	12,576,884	(1,849,551)

Loss before income taxes	(17,066,311)	(4,301,663)

Deferred tax recovery	–	–

Net loss and comprehensive loss	(17,066,311)	(4,301,663)

Basic and diluted net loss per share	(0.09)	(0.04)
Weighted average number of common shares used in computing basic and diluted net loss per share	182,331,616	117,289,366

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

As at December 31,	2020	2019
Equity	$(5,490,401)	$(3,514,913)
Notes payable	708,361	969,891
Convertible debentures	-	427,320
Convertible notes payable	200,530	192,717
Current portion of loans payable	992,070	761,711
Non-current portion of loans payable	1,140,157	-
	(2,449,283)	(1,163,274)
Less: Cash	(4,889,824)	(179,153)
	$(7,339,107)	$(1,342,427)

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

Summary Compensation Table

The following table provides a summary of compensation that we paid to our senior management during the year ended December 31, 2020:

Names and Principal Position	Year	Salary ($)	Share-Based Awards ($)	Option-Based Awards ($)	Non-Equity Incentive Plan Compensation ($)		Pension Value ($)	All Other Compensation ($)	Total Compensation ($)
					Annual incentive plans	Long-term incentive plans
Steven McAuley, President, CEO and Director (1)	2020	142,499	Nil	Nil	Nil	Nil	Nil	14,556	157,055
Kyle Appleby, CFO(2)	2020	6,709	Nil	Nil	Nil	Nil	Nil	Nil	6,709
Dustin Klein, SVP Business Development, Director (3)	2020	50,000	Nil	Nil	Nil	Nil	Nil	Nil	50,000
Andrejs Bunkse, Director(4)	2020	7,500	Nil	12,159	Nil	Nil	Nil	Nil	19,659

(1)	Appointed CEO and Director on January 4, 2019.
(2)	Appointed on September 28, 2020
(3)	Appointed on April 30, 2019
(4)	Appointed on May 26, 2019

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

Material weaknesses identified include:

-	No formal server network to maintain Company documents
-	Reconciliations for material accounts were not completed in a timely manner
-	Monthly and quarterly consolidation were not maintained
-	No segregation of duties in performing reconciliations and financial reporting
-	Limited access to the accounting system for key management personnel
-	Lack of controls to ensure that required review and sign off was obtained prior to filing public documents, including this 20-F

In response to the identified material weaknesses, the Company, with oversight from its audit committee, is reviewing processes and implementing improved monitoring practices and further controls with respect to the financial close and reporting process. We have designed, and in future periods will implement, additional procedures in our financial reporting process, focusing specifically on our securities filing process. We believe the foregoing actions will remediate the material weakness.

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

The following table sets forth information regarding the amount billed to us by our principal independent auditors, MNP LLP for the fiscals year ended December 31, 2020 and 2019:

	Year Ended December 31
	2020	2019
Audit Fees:	$305,000	$135,000
Audit Related Fees:	nil	nil
Tax Fees:	nil	nil
Total:	$305,000	$135,000

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

ITEM 16F	CHANGES TO REGISTRANT’S CERTIFYING ACCOUNTANT

Not applicable.

ITEM 16G	CORPORATE GOVERNANCE

Not applicable.

PART III

ITEM 17	FINANCIAL STATEMENTS

Not applicable.

ITEM 18	FINANCIAL STATEMENTS

Financial Statements Filed as Part of this Annual Report

•	Report of Independent Registered Public Accounting Firm dated June 30, 2021;

•	Consolidated statement of financial position for the fiscal years ended December 31, 2020 and 2019;

•	Consolidated statements of comprehensive profit and loss for the fiscal years ended December 31, 2020 and 2019;

•	Consolidated statements of changes in (deficit) equity for the fiscal years ended December 31, 2020 and 2019;

•	Consolidated statements of cash flows for the fiscal years ended December 31, 2020 and 2019; and

•	Notes to consolidated financial statements

EMPOWER CLINICS INC.

(formerly ADIRA ENERGY LTD.)

CONSOLIDATED FINANCIAL STATEMENTS

FOR THE YEARS ENDED

DECEMBER 31, 2020, 2019, 2018

Empower Clinics Inc.

CONSOLIDATED FINANCIAL STATEMENTS

For the years ended

December 31, 2020, 2019 and 2018

45

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

We responded to this matter by performing procedures over going concern. Our audit work in relation to this included, but was not restricted to, the following:

• We obtained and tested the Company’s forecast cash flows by testing the completeness and accuracy of the underlying data used by benchmarking it to externally derived industry data and evaluating the Company’s historical results.

• We evaluated the estimates and assumptions by developing an understanding of the nature of each critical assumption and estimate and then assessed their sensitivity to reasonably possible changes, including notably, the probability that management will be able to access funding by assessing the terms of current year agreements and the company’s history in obtaining financing.

• We assessed the adequacy of the disclosures related to the application of the going concern assumption.

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

We responded to this matter by performing procedures over the estimated fair value of the assets acquired and liabilities assumed. Our audit work in relation to each of these acquisitions included, but was not restricted to, the following:

• We obtained a copy of the amended and restated purchase and sale agreement from management and read the terms in detail to ensure that the transaction has been appropriately assessed as a business combination;

• We obtained management’s analysis and a memo detailing how the fair value of assets and liabilities acquired have been determined, the purchase consideration paid, and the resulting goodwill recognized on the transaction;

• We involved internal valuation specialists to test the appropriateness of the methodology used in the valuation of the assets acquired and liabilities assumed. We also verified the appropriateness of the key inputs and assumptions used in the above model including revenue growth rates, operating margins and discount rates by comparing such items to the industry projections and conditions found in industry reports as well as historical operating results of the entity acquired;

• We also involved external appraisal experts to assess the appropriateness of the depreciated replacement cost of the property and equipment acquired, by performing an independent calculation and inspecting the estimated remaining years of service for the underlying assets based on the original acquisition dates and condition of assets;

• We assessed the qualifications of the valuators engaged by the Company based on their credentials and experience; and

• We performed sensitivity analysis of the significant assumptions relating to forecasted revenue, expenses and discount rates within the valuation models by varying key assumptions within an observable range.

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

We responded to this matter by performing procedures in relation to the measurement of purchase consideration payable. Our audit work in relation to this included, but was not restricted to, the following:

• We obtained forecasts prepared by management and assessed reasonableness of management’s estimated probability of opening clinics over the milestone period stipulated in the agreement;

• We involved our internal valuations specialists to evaluate whether the valuation model used by management is reasonable and to assist in verifying the reasonability of the volatility input used; and

• We also performed sensitivity analyses on probability assumptions within the valuation model.

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

We responded to this matter by performing procedures over the impairment of goodwill and intangibles. Our audit work in relation to this included, but was not restricted to, the following:

• We obtained cash flow forecasts prepared by management and assessed critical management estimates included in the forecast, such as revenue growth, terminal growth rates, gross margin and discount rates. The net present value of the forecast cash flows was compared to the carrying value of the related cash generating unit;

• We validated management’s assessment of indicators of impairment for intangibles, including reference to historical performance, external market data, and assessment of the Company’s future strategy and budgets;

• We assessed the accuracy of management’s historical forecasts and, where there were discrepancies, we evaluated the impact of these on the current year forecasts;

• We involved our internal valuations specialists to estimate an appropriate discount rate with reference to market data and compared that to the rate used by management;

• We evaluated the cash flow forecasts in detail, tracing to supporting documentation for the revenue figures, focusing on market assumptions, including discussions with the directors and the business unit head as well as assessment of supporting internal analysis; and

• We applied sensitivities to calculations prepared by management to assess the impact on the impairment assessment of reasonable possible changes to assumptions.

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

	Note	Shares	Amount	Shares to be issued	Warrant reserve	Contributed surplus	Equity component of convertible debentures	Deficit	Total
			$	$	$	$	$	$	$
Balance, December 31, 2017		48,337,225	550,744	-	-	-	222,417	(5,580,023)	(4,806,862)
Shares issued - Transaction consideration	4,20(b)	2,544,075	614,415	-	-	-	-	-	614,415
Shares issued for cash	20(b)	8,756,376	2,092,295	-	80,280	-	-	-	2,172,575
Shares issued for conversion of debentures	20(b)	11,796,046	1,010,363	-	-	-	(222,417)	-	787,946
Shares issued on conversion of notes payable	20(b)	785,949	157,079	-	-	-	-	-	157,079
Shares issued to former CEO	20(b)	2,000,000	477,180	-	-	-	-	-	477,180
Shares issued for restructuring	20(b)	1,204,851	216,873	-	-	-	-	-	216,873
Shares issued for services	20(b)	2,423,076	282,075	-	-	-	-	-	282,075
Share-based payments	20(c)	-	-	-	-	892,417	-	-	892,417
Net loss and comprehensive loss for the year		-	-	-	-	-	-	(3,789,918)	(3,789,918)
Balance, December 31, 2018		77,847,598	5,401,024	-	80,280	892,417	-	(9,369,941)	(2,996,220)
Adjustment on application of IFRS 16	3	-	-	-	-		-	(9,951)	(9,951)
Adjusted balance, January 1, 2019		77,847,598	5,401,024	-	80,280	892,417	-	(9,379,892)	(3,006,171)
Shares issued for Sun Valley acquisition	5,20(b)	22,409,425	2,143,566	-	-	-	-	-	2,143,566
Shares issued on private placement, net	20(b)	24,452,500	52,487	-	66,405	-	-	-	118,892
Shares issued for conversion of notes payable	20(b)	2,500,000	7,254	-	-	-	-	-	7,254
Shares issued for conversion of debentures	20(b)	3,991,524	55,997	-	-	-	-	-	55,997
Shares issued for compensation	20(b)	7,400,000	304,721	-	-	-	-	-	304,721
Shares issued for services	20(b)	1,500,000	257,041	-	-	-	-	-	257,041
Shares for debt settlement	20(b)	1,686,861	208,153	-	-	-	-	-	208,153
Shares cancelled	20(b)	(4,657,553)	(669,236)	-	-	-	-	669,236	-
Shares cancelled and to be reissued	20(b)	-	(15,239)	15,239		-	-		-
Shares issued for exercise of warrants	20(b)	431,075	61,287	-	-	-	-	-	61,287
Shares issued to agents	20(b)	136,000	20,255	-	-	-	-	-	20,255
Shares to be issued for note payable	20(b)	-	-	6,811	-	-	-	-	6,811
Share based payments	20(c)	-	-	-	-	608,944	-	-	608,944
Net loss and comprehensive loss for the year		-	-	-	-	-	-	(4,301,663)	(4,301,663)
Balance, December 31, 2019		137,697,430	7,827,310	22,050	146,685	1,501,361	-	(13,012,319)	(3,514,913)

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

Pursuant to the terms of the acquisition of LP&A, the 3,750,000 stock options are subject to the following milestone issuance schedule:

•	Milestone 1 - 1/3 exercisable after 10 new clinics are opened within 18 months of the acquisition date
•	Milestone 2 - 1/3 exercisable after an additional 10 new clinics are opened
•	Milestone 3 - 1/3 exercisable after a further additional 10 new clinics are opened

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

	Milestone 1	Milestone 2	Milestone 3
Milestone date	June 30, 2022	December 31, 2023	June 30, 2025
Years to maturity	4.00	4.75	5.50
Risk-free rate	0.190%	0.250%	0.480%
Exercise price	C$0.2850	C$0.2850	C$0.2850
Share price	C$0.2850	C$0.2850	C$0.2850
Volatility	108.1%	108.1%	108.1%
Fair value per option	C$0.2056	C$0.2173	C$0.2273
Probability	90%	50%	25%
Fair value per option tranche (1)	$181,634(C$231,256)	$106,679(C$135,824)	$55,797(C$71,041)

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

11. PROPERTY AND EQUIPMENT

A continuity of property and equipment for the years ended December 31, 2020 and 2019 is as follows:

	Right-of-use assets $	Furniture and equipment $	Leasehold improvements $	Testing equipment $	Total $

Cost
Balance, December 31, 2018	-	28,360	118,465	-	146,825
Adoption of IFRS 16	324,972	-	-	-	324,972
Acquisition of Sun Valley	431,544	32,952	91,859	-	556,355
Additions	425,539	3,828	-	-	429,367
Impairment	(324,972)	(28,360)	(118,466)	-	(471,798)
Balance, December 31, 2019	857,083	36,780	91,858	-	985,721
Acquisition of Kai Medical	294,669	114,000	86,000	928,149	1,422,818
Acquisition of LP&A	39,271	-	-	-	39,271
Additions	-	3,495	-	-	3,495
Disposals	(402,533)	-	-	-	(402,533)
Balance, December 31, 2020	788,490	154,275	177,858	928,149	2,048,772

Accumulated amortization
Balance, December 31, 2018	-	(19,765)	-	-	(19,765)
Adoption of IFRS 16	(196,479)	-	-	-	(196,479)
Amortization	(196,563)	(13,164)	(37,873)	-	(247,600)
Write off	245,847	25,750	3,949	-	275,546
Balance, December 31, 2019	(147,195)	(7,179)	33,924)	-	(188,298)
Amortization	(222,910)	(35,776)	(40,881)	(29,005)	(328,572)
Disposals	58,145	-	-	-	58,145
Balance, December 31, 2020	(311,960)	(42,955)	(74,805)	(29,005)	(458,725)

Carrying amount
Balance, December 31, 2019	709,888	29,601	57,934	-	797,423
Balance, December 31, 2020	476,530	111,320	103,053	899,144	1,590,047

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

In the year ended December 31, 2020, the Company made scheduled payments on loans payable of $44,379.

17. CONVERTIBLE DEBENTURES

	2020	2019	2018
	$	$	$
Balance, beginning of period	427,320	274,466	1,835,225
Proceeds from Issuance of convertible debentures	-	753,491	442,437
Amount allocated to conversion option	-	(753,491)	(172,386)
Amount converted to units	(732,796)	-	(2,129,728)
Unrealized foreign exchange (gain) loss	(23,378)	5,564	-
Interest expense	16,008	45,112	57,397
Accretion expense	312,846	102,178	241,521
Balance, end of period	-	427,320	274,466

EMPOWER CLINICS INC. NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS December 31, 2020, 2019 and 2018 (in United States dollars, except where noted)

Conversion feature consists of the following:

	2020	2019	2018
	$	$	$
Balance, beginning of period	2,795	22,565	1,038,562
Amount allocated to conversion option	-	753,491	172,386
Amount converted to units	-	(189,735)	(298,247)
Gain on change in fair value of conversion feature	(2,795)	(583,526)	(890,136)
Balance, end of period	-	2,795	22,565

The fair value of the conversion feature at December 31, 2019 was determined using a Black-Scholes option pricing model with the following inputs:

Grant Date	Expected Life (years)	Unit Price	Expected Volatility	Expected dividend yield	Risk-Free Rate	Fair Value
December 31, 2019	0.25 -0.34	$0.03(C$0.04)	100.0%	0%	1.71%	$2,795

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

	Exercise Price	Warrants	Warrant Liability
	(C$)	#	$
As at December 31, 2017		-	-
Issued		14,894,898	1,704,597
Gain on change in fair value of warrant liability			(1,598,425)
As at December 31, 2018		14,894,898	106,172
Issued	C$0.18	34,615,104	2,084,768
Exercised	C$0.19	(422,678)	(18,847)
Expired	C$0.36	(2,830,035)	-
Gain on change in fair value of warrant liability			(2,065,781)
As at December 31, 2019		46,257,289	106,312
Issued	C$0.12	69,400,524	1,061,738
Exercised	C$0.13	(49,800,176)	(5,341,149)
Expired	C$0.39	(11,642,185)	-
Loss on change in fair value of warrant liability			11,886,796
As at December 31, 2020		54,215,452	7,713,697
Less: Current portion of warrant liability		-	1,416,113
Non-current portion of warrant liability		-	6,297,584

The following table summarizes the warrants outstanding and exercisable as at December 31, 2020:

Expiry date	Number of warrants	Weighted average exercise price ($C)	Weighted average remaining life (in years)
April 02, 2021	7,643,637	0.16	0.25
May 03, 2021	2,559,470	0.16	0.34
July 22, 2021	1,018,245	0.16	0.56
August 12, 2021	928,817	0.16	0.61
August 19, 2021	929,864	0.16	0.63
September 13, 2021	102,696	0.16	0.70
September 20, 2021	102,812	0.16	0.72
April 16, 2022	5,200,000	0.10	1.29
July 15, 2022	5,416,700	0.12	1.54
August 25, 2022	1,500,000	0.05	1.65
September 09, 2022	3,746,080	0.31	1.69
November 09, 2022	24,567,131	0.12	1.86
October 05, 2023	500,000	0.05	2.76
	54,215,452	0.14	1.39

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

The fair value of share options recognized as an expense during the year ended December 31, 2020, was $323,799 (year ended December 31, 2019 - $608,944, year ended December 31, 2018 - $892,417). The following are the assumptions used for the Black Scholes option pricing model valuation of share options granted during the years ended December 31, 2020, 2019 and 2018:

		Years ended December 31,
	2020	2019	2018
Risk-free interest rate	0.20%-1.57%	1.34%	2.19%-2.37%
Expected life	1 - 5 years	3 - 5 years	5 years
Expected volatility	100%	100%	100%
Forfeiture rate	0.0%	0.0%	0.0%
Dividend rate	0.0%	0.0%	0.0%

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

The fair value of agent share purchase warrants recognized in warrant reserve during the year ended December 31, 2020, was $49,782 (year ended December 31, 2019 - $66,405 and 2018 - $80,280). The following are the assumptions used for the Black Scholes option pricing model valuation of share options granted during the years ended December 31, 2020, 2019, and 2018:

		Years ended December 31,
	2020	2019	2018
Risk-free interest rate	0.24% - 0.34%	1.56% – 1.67%	1.87%
Expected life	2 years	2 years	2 years
Expected volatility	100%	100%	100%
Forfeiture rate	0.0%	0.0%	0.0%
Dividend rate	0.0%	0.0%	0.0%

21. OPERATING EXPENSES

	2020	2019	2018
	$	$	$
Salaries and benefits	1,763,761	1,985,735	1,786,804
Rent	46,885	84,924	272,768
Advertising and promotion	1,031,297	313,870	306,799
Telephone and internet	165,107	106,841	97,028
Penalties	471,000	165,000	-
Other	469,358	277,249	54,282
	3,947,408	2,933,619	2,517,681

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

EMPOWER CLINICS INC. NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS December 31, 2020, 2019 and 2018 (in United States dollars, except where noted)

24. SUPPLEMENTAL DISCLOSURE WITH RESPECT TO CASH FLOWS

Significant non-cash transactions were as follows:

		Years ended December 31,
	Note	2020	2019	2018
		$	$	$
Shares issued for acquisition of Sun Valley	5,20(b)	-	3,047,682	-
Stock options granted for acquisition of Kai Medical	6	10,025	-	-
Warrants issued for acquisition of Kai Medical	6	10,025	-	-
Cash payable for the acquisition of LP&A	7	58,907	-	-
Stock options granted for acquisition of LP&A	7	344,110	-	-
Shares issued for acquisition of LP&A	7,20(b)	1,147,925	-	-
Share-based payments		323,799	608,944	892,417
Shares issues for compensation	20(b),26	-	304,721	-
Shares returned to treasury (1)	20(b),26	-	(477,180)	-
Shares returned to treasury (2)	20(b)	-	(477,180)	-
Shares issued on debt settlement	20(b)	219,150	184,291	-
Shares issued as settlement of convertible debenture	17,20(b)	621,353	189,735	-
Shares issued as settlement of accounts payable	20(b)	-	483,098	-
Warrants issued to agents	20(d)	49,782	66,405	-
Shares issued for services(3)	20(b)	547,641	122,932	-
Shares issued to agents	20(b)	-	20,255	-
Vesting of escrow shares(4)	17	193,025	-	-
Conversion of convertible debt to share purchase warrants	14,16	-	-	1,292,265
Shares issued to marketing services company	20(b)	-	-	477,180
Shares issued to former CEO	20(b),26	-	-	477,180
Conversion of notes payable into units	11	-	-	114,567
		3,525,742	4,073,703	3,253,609

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

iii. Liquidity risk

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

Date: July 11, 2022

